Form 20-F
period 2020-12-31
Inventiva S.A.
filed 2021-03-15
CIK 1756594

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2020 OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission File Number 001-39374

Inventiva S.A.

(Exact name of Registrant as specified in its charter and translation of Registrant’s name into English)

FRANCE

(Jurisdiction of incorporation or organization)

50 rue de Dijon

21121 Daix France

(Address of principal executive offices)

Frédéric Cren

Chief Executive Officer

Inventiva S.A.

50 rue de Dijon

21121 Daix France

Tel: +33 3 80 44 75 00

info@inventivapharma.com

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares, each representing one ordinary share, nominal value €0.01 per share	IVA	The Nasdaq Global Market
Ordinary shares, nominal value €0.01 per share*	*	The Nasdaq Global Market*

*Not for trading, but only in connection with the registration of the American Depositary Shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act. None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary shares: 38,630,261 shares outstanding as of December 31, 2020

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐

International Financial Reporting Standards as issued by the International Accounting Standards Board ☒ Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

TABLE OF CONTENTS

introduction

Unless otherwise indicated, “Inventiva,” “the company,” “our company,” “we,” “us” and “our” refer to Inventiva S.A.

“INVENTIVA,” “PanNASH,” the Inventiva logo and other trademarks or service marks of Inventiva S.A. appearing in this Annual Report on Form 20-F, or annual report, are the property of Inventiva S.A. Solely for convenience, the trademarks, service marks and trade names referred to in this annual report are listed without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their right thereto. All other trademarks, trade names and service marks appearing in this annual report are the property of their respective owners. We do not intend to use or display other companies’ trademarks and trade names to imply any relationship with, or endorsement or sponsorship of us by, any other companies.

Our audited financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. Our financial statements included in this annual report are presented in euros and, unless otherwise specified, all monetary amounts are in euros. All references in this annual report to “$,” “US$,” “U.S.$,” “U.S. dollars,” “dollars” and “USD” mean U.S. dollars and all references to “€” and “euros,” mean euros, unless otherwise noted. Throughout this annual report, references to ADSs mean ADSs or ordinary shares represented by such ADSs, as the case may be.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F, or annual report, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on our management’s beliefs and assumptions and on information currently available to our management. All statements other than present and historical facts and conditions contained in this annual report, including statements regarding our future results of operations and financial positions, business strategy, plans and our objectives for future operations, are forward-looking statements. When used in this annual report, the words “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “intend,” “is designed to,” “may,” “might,” “plan,” “potential,” “predict,” “objective,” “should,” or the negative of these and similar expressions identify forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•	our plans to develop and commercialize our product candidates;

•	the timing of initiation of our planned clinical trials;

•	the timing of the availability of data from our clinical trials;

•	the timing of any planned investigational new drug application or new drug application;

•	our plans to research, develop and commercialize our current and future product candidates;

•	our ability to successfully collaborate with existing collaborators or enter into new collaborations, and to fulfill our obligations under any such collaboration agreements;

•	the clinical utility, potential benefits and market acceptance of our product candidates;

•	our commercialization, marketing and manufacturing capabilities and strategy;

•	our ability to identify additional products or product candidates with significant commercial potential;

•	our expectations related to the sufficiency of our capital resources;

•	developments and projections relating to our competitors and our industry;

•	the impact of government laws and regulations;

•	the potential effects of the recent COVID-19 pandemic on our business and, operations and clinical development timelines and plans;

•	our intellectual property position;

•	our estimate regarding future revenue, expenses, capital requirements and need for additional financing; and

•	other risks and uncertainties, including those listed in this annual report under the caption “Risk Factors.”

You should refer to the section of this annual report titled “Item 3.D-Risk Factors” for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this annual report will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

You should read this annual report and the documents that we reference in this annual report and have filed as exhibits to this annual report completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

This annual report contains market data and industry forecasts that were obtained from industry publications. These data involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. We have not independently verified any third-party information. While we believe the market position, market opportunity and market size information included in this annual report is generally reliable, such information is inherently imprecise.

PART I

Item 1.	Identity of Director, Senior Management and Advisers.

Not applicable.

Item 2.	Offer Statistics and Expected Timetable.

Not applicable.

Item 3.	Key Information.

A.       Selected Financial Data

The following selected statement of income (loss) data for the years ended December 31, 2018, 2019 and 2020 and selected statement of financial position data as of December 31, 2018, 2019 and 2020 have been derived from our audited financial statements included elsewhere in this annual report. Our audited financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, as of and for the years ended December 31, 2018, 2019 and 2020.

The following selected financial data for the years and as of the dates indicated should be read together with, and is qualified in its entirety by reference to, “Item 5. Operating and Financial Review and Prospects” as well as our financial statements and notes thereto appearing elsewhere in this annual report. Our historical results are not necessarily indicative of our results to be expected for any future period.

Selected Statement of Income (loss) Data:

	Year ended December 31
	2018	2019	2020
	(in thousands, except share and per share data)
Revenue	€3,197	€6,998	€372
Other income	4,182	4,293	4,891
Total revenues and other income	7,379	11,291	5,263
Operating expenses:
Research and development expenses	(31,758)	(33,791)	(23,717)
Marketing – Business development expenses	(225)	(249)	(563)
General and administrative expenses	(6,045)	(6,088)	(8,499)
Other operating income (expenses)	(2,255)	(1,475)	(2,202)
Total operating expenses	(40,282)	(41,603)	(34,981)
Operating profit (loss)	(32,903)	(30,312)	(29,718)
Financial income (loss)	(111)	93	(3,902)
Income tax	—	—	—
Net loss for the period	€(33,014)	€(30,218)	€(33,619)
Basic/diluted loss per share	€(1.61)	€(1.28)	€(0.99)
Weighted average number of outstanding shares used for computing basic/diluted loss per share	20,540,979	23,519,897	33,874,751

___________________________________

Selected Statement of Financial Position Data:

	As of December 31,
	2018	2019	2020
	(in thousands)
Cash and cash equivalents	€56,692	€35,840	€105,687
Total assets	79,812	56,960	138,920
Total - liabilities	18,216	15,568	27,708
Total shareholders’ equity	61,596	41,392	111,211

B.       Capitalization and Indebtedness

Not applicable.

C.       Reasons for the Offer and Use of Proceeds

Not applicable.

D.       Risk Factors

Our business faces significant risks. You should carefully consider all of the information set forth in this annual report and in our other filings with the United States Securities and Exchange Commission, or the SEC, including the following risk factors which we face and which are faced by our industry. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. This report also contains forward-looking statements that involve risks and uncertainties. Our results could materially differ from those anticipated in these forward-looking statements, as a result of certain factors including the risks described below and elsewhere in this annual report and our other SEC filings. See “Special Note Regarding Forward-Looking Statements” above.

Summary Risk Factors

•	We are a clinical-stage company with no approved products and no historical product revenues, which makes it difficult to assess our future prospects and financial results.

•	We have incurred significant losses since our inception and anticipate that we will continue to incur significant losses for the foreseeable future.

•	We will require substantial additional funding, which may not be available to us on acceptable terms, or at all.

•	We are heavily dependent on the success of our product candidate lanifibranor. We cannot give any assurance that any product candidate, or any other compounds in development, will successfully complete clinical trials, receive regulatory approval or be commercialized.

•	The regulatory approval processes of the U.S. Food and Drug Administration, or FDA, the European Medicines Agency, or EMA, and other comparable regulatory authorities are lengthy, time consuming and inherently unpredictable.

•	Results of earlier studies and trials as well as data from any interim analysis of ongoing clinical trials may not be predictive of future trial results.

•	We currently have no marketing and sales organization. To the extent any of our product candidates for which we maintain commercial rights is approved for marketing, if we are unable to establish marketing and sales capabilities or enter into agreements with third parties to market and sell our product candidates, we may not be able to effectively market and sell any product candidates or generate product revenues.

•	We face significant competition for our drug discovery and development efforts, and if we do not compete effectively, our commercial opportunities will be reduced or eliminated.

•	Business and clinical trial interruptions resulting from public health emergencies, including those related to the COVID-19 pandemic.
8

•	We rely completely on third parties to manufacture our pre-clinical and clinical drug supplies and we intend to rely on third parties to produce commercial supplies of any approved product candidate.

•	Voting control with respect to our company is concentrated in the hands of Frédéric Cren, our Chief Executive Officer, Pierre Broqua, our Deputy Chief Executive Officer and Chief Scientific Officer, and our significant shareholders and affiliates, who will continue to be able to exercise significant influence on us.

•	We are a French public limited company, and the rights of shareholders in companies subject to French corporate law differ in material respects from the rights of shareholders of corporations incorporated in the United States.

Risks related to our Financial Position and Need for Additional Capital

We are a clinical-stage company with no approved products and no historical product revenues, which makes it difficult to assess our future prospects and financial results.

We are a clinical-stage biotechnology company and we have not yet generated any revenue from product sales. Pharmaceutical product development is a highly speculative undertaking and involves a substantial degree of uncertainty. Our operations to date have been limited to developing our technology and undertaking clinical trials of our product candidates lanifibranor and odiparcil, and pre-clinical and clinical studies of other compounds in development. Lanifibranor is in clinical development and has not been approved for sale and we may never have any product approved for commercialization. We have not yet demonstrated an ability to overcome many of the risks and uncertainties frequently encountered by companies in new and rapidly evolving fields, particularly in the pharmaceutical area. Consequently, the ability to predict our future operating results or business prospects is more limited than if we had a longer operating history or approved products on the market.

Our ability to generate revenue from product sales and achieve and maintain profitability depends on our ability, alone or with any future collaborators, to successfully complete the development of, and obtain the regulatory approvals necessary to commercialize, lanifibranor, odiparcil and any additional product candidates that we may pursue in the future. Currently, lanifibranor is our only product candidate in clinical development. Our prospects, including our ability to finance our operations and generate revenue from product sales, therefore will depend substantially on the development and commercialization of lanifibranor, as other programs in our pre-clinical portfolio are still in earlier stages of development. Since our inception in 2011, the majority of our revenue has been derived from our reliance on research collaborations unrelated to lanifibranor, and we do not anticipate generating revenue from product sales for the next several years, if ever. Our ability to generate revenue from product sales depends heavily on our or any future collaborators’ success in:

•	timely and successful completion of clinical development of lanifibranor, our current clinical-stage product candidate;

•	obtaining and maintaining regulatory and marketing approvals for lanifibranor and any future product candidates for which we successfully complete clinical trials;

•	launching and commercializing any product candidates for which we obtain regulatory and marketing approval by establishing a sales force, marketing and distribution infrastructure or, alternatively, collaborating with a commercialization partner;

•	obtaining coverage and adequate reimbursement from government and third-party payors for our current or any future product candidates, if approved, both in the United States and internationally, and reaching acceptable agreements with foreign government and third-party payors on pricing terms;

•	developing, validating and maintaining a commercially viable, sustainable, scalable, reproducible and transferable manufacturing process for lanifibranor or any future product candidates that are compliant with current good manufacturing practices, or cGMP;

•	establishing and maintaining supply and manufacturing relationships with third parties that can provide an adequate amount and quality of drugs and services to support our planned clinical development, as well as the market demand for lanifibranor and any future product candidates, if approved;
9

•	obtaining market acceptance, if and when approved, of lanifibranor or any future product candidates as a viable treatment option by physicians, patients, third-party payors and others in the medical community;

•	effectively addressing any competing technological and market developments;

•	implementing additional internal systems and infrastructure, as needed;

•	negotiating favorable terms in any collaboration, licensing or other arrangements into which we may enter, and performing our obligations pursuant to such arrangements;

•	maintaining, protecting and expanding our portfolio of intellectual property rights, including patents, trade secrets and know-how;

•	avoiding and defending against third-party interference or infringement claims; and

•	attracting, hiring and retaining qualified personnel.

We have incurred significant losses since our inception and anticipate that we will continue to incur significant losses for the foreseeable future. We have never generated any revenue from product sales and may never achieve or maintain profitability.

We have incurred significant operating losses since our inception in 2011. We incurred net losses of €33.0 million, €30.2 million and €33.6 million for the years ended December 31, 2018, 2019 and 2020, respectively. We expect to continue to incur significant expenses and increasing operating losses for the foreseeable future. We have devoted substantially all of our efforts to acquisition and pre-clinical and clinical development of our product candidates, as well as to building our intellectual property portfolio, research programs, management team and infrastructure. It could be several years, if ever, before we or our collaborators have a commercialized product and our commercialized products, if any, may not be profitable. The net losses we incur may fluctuate significantly from quarter to quarter and year to year. We anticipate that our expenses will increase significantly in connection with our ongoing activities as we:

•	continue the ongoing and planned clinical development of lanifibranor;

•	initiate pre-clinical studies and clinical trials with respect to our other development programs;

•	develop, maintain, expand and protect our intellectual property portfolio;

•	manufacture, or have manufactured, clinical and commercial supplies of our product candidates;

•	seek marketing approvals for our current and future product candidates that successfully complete clinical trials;

•	establish a sales, marketing and distribution infrastructure to commercialize any product candidate for which we may obtain marketing approval;

•	hire additional administrative, clinical, regulatory and scientific personnel; and

•	incur additional costs associated with operating as a public company in the United States following the completion of our initial public offering.

In order to become and remain profitable, we will need to develop and eventually commercialize, on our own or with collaborators, one or more product candidates with significant market potential. This will require us to be successful in a range of challenging activities, including completing clinical trials of our product candidates, developing commercial scale manufacturing processes, obtaining marketing approval, manufacturing, marketing and selling any current and future product candidates for which we may obtain marketing approval, and satisfying any post-marketing requirements. We may never succeed in any or all of these activities and, even if we do, we may never generate revenue from product sales or achieve profitability.

Because of the numerous risks and uncertainties associated with pharmaceutical products and development, we are unable to accurately predict the timing or amount of increased expenses or when, or if, we will be able to achieve profitability. If we are required by the FDA, or other regulatory authorities such as the EMA, to perform studies and trials in addition to those currently expected, or if there are any delays in the development or in the completion of any planned or future pre-clinical studies or clinical trials of our current or future product candidates, our expenses could increase and profitability could be further delayed.

Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to become and remain profitable would decrease the value of our company and could impair our ability to raise capital, maintain our research and development efforts, expand our business or continue our operations. A decline in the value of our company also could cause the price of the ordinary shares and ADSs to decline.

We will require substantial additional funding, which may not be available to us on acceptable terms, or at all, and failure to obtain this necessary capital when needed may force us to delay, limit or terminate our product candidate development efforts or other operations.

Our operations have consumed substantial amounts of cash since inception. We are currently planning to begin pivotal Phase III development for lanifibranor and conduct clinical trials for other compounds in development. Developing pharmaceutical product candidates, including conducting clinical trials, is expensive, lengthy and risky, and we expect our research and development expenses to increase substantially in connection with our ongoing activities, particularly as we advance lanifibranor through later stages of clinical development. We will require substantial additional future capital in order to complete clinical development and, if we are successful, to commercialize any of our current product candidates. Accordingly, we will continue to require substantial additional capital to continue our clinical development activities and potentially engage in commercialization activities. Because successful development of our product candidates is uncertain, we are unable to estimate the actual funds we will require to complete research and development and commercialize our product candidates.

The amount and timing of our future funding requirements will depend on many factors, including but not limited to:

•	the progress, costs, results of and timing of our ongoing and planned clinical trials;

•	our ability to reach milestones under our existing collaboration arrangements or enter into additional collaboration agreements;

•	the willingness of the FDA, EMA and other comparable regulatory authorities to accept our clinical trials and pre-clinical studies and other work as the basis for review and approval of product candidates;

•	the outcome, costs and timing of seeking and obtaining regulatory approvals from the FDA, EMA and other comparable regulatory authorities;

•	the need for additional or expanded pre-clinical studies and clinical trials beyond those that we envision conducting with respect to our current and future product candidates;

•	the success of our current collaborators and any future collaborators, and the economic and other terms of any licensing, collaboration or other similar arrangements into which we may enter;

•	the number of product candidates and indications that we pursue;

•	the timing and costs associated with manufacturing our product candidates for clinical trials and pre-clinical studies and, if approved, for commercial sale;

•	the timing and costs associated with establishing sales and marketing capabilities;

•	market acceptance of any approved product candidates;

•	the costs of acquiring, licensing or investing in additional businesses, products, product candidates and technologies;
11

•	the cost to maintain, expand and defend the scope of our intellectual property portfolio, including the amount and timing of any payments we may be required to make, or that we may receive, in connection with licensing, filing, prosecution, defense and enforcement of any patents or other intellectual property rights;

•	our need and ability to hire additional management, development and scientific personnel; and

•	our need to implement additional internal systems and infrastructure, including financial and reporting systems.

As of December 31, 2020, we had €105.7 million of cash and cash equivalents. We believe our existing cash and cash equivalents, will enable us to fund our operating expenses and capital expenditure requirements through the fourth quarter of 2022. This period could be shortened if there are any significant increases beyond our expectations in spending on development programs or more rapid progress of development programs than anticipated. Accordingly, we expect that we will need to raise substantial additional funds in the future. Any additional fundraising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to develop and, if approved, commercialize our product candidates. In addition, our ability to raise necessary financing could be impacted by the COVID-19 pandemic and its effects on market conditions. If we are unable to obtain funding on a timely basis, we may be required to significantly curtail, delay or discontinue one or more of our research or development programs or the commercialization of any approved product or be unable to expand our operations or otherwise capitalize on our business opportunities, as desired, which could impair our growth prospects.

Raising additional capital may cause dilution to our existing shareholders, restrict our operations or require us to relinquish rights to our product candidates or technologies.

We may seek additional funding through a combination of equity offerings, debt financings, collaborations and/or licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect the rights of our shareholders. The incurrence of additional indebtedness and/or the issuance of certain equity securities could result in increased fixed payment obligations and could also result in certain additional restrictive covenants, such as limitations on our ability to incur additional debt and/or issue additional equity, limitations on our ability to acquire or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. In addition, issuance of additional equity securities, or the possibility of such issuance, may cause the market price of our ordinary shares or ADSs to decline. In the event that we enter into collaborations and/or licensing arrangements in order to raise capital, we may be required to accept unfavorable terms, including relinquishing or licensing to a third party on unfavorable terms our rights to technologies or product candidates that we otherwise would seek to develop or commercialize ourselves or potentially reserve for future potential arrangements when we might be able to achieve more favorable terms. Additional funding may not be available to us on acceptable terms, or at all. If we are unable to obtain funding on a timely basis, we may be required to significantly curtail one or more of programs or cease operations altogether.

Risks Related to Product Development, Regulatory Approval and Commercialization

We are heavily dependent on the success of our product candidate lanifibranor. We cannot give any assurance that any product candidate, or any other compounds in development, will successfully complete clinical trials, receive regulatory approval or be commercialized.

We do not have any drugs that have received regulatory approval and may never be able to develop marketable products. We expect that a substantial portion of our efforts and expenses for the foreseeable future will be devoted to the clinical development of lanifibranor, and as a result, our business currently depends heavily on the successful development, regulatory approval and commercialization of this product candidate. The development of lanifibranor has been and will continue to be a time-consuming and costly process, and may leave us with insufficient resources to advance other programs. Recently, we decided to focus our clinical efforts on the development of lanifibranor and suspend our clinical efforts relating to odiparcil. We cannot be certain that lanifibranor or odiparcil will receive regulatory approval or be successfully commercialized, even if we receive regulatory approval. The research, testing, manufacturing, safety, efficacy, labeling, approval, sale, marketing and distribution of our product candidates are, and will remain, subject to comprehensive regulation by the FDA in the United States, the European Union and EMA in Europe and regulatory authorities in other countries, with regulations differing from country to country.

We will not be permitted to market our drug candidates in the United States or Europe until we receive approval of a New Drug Application, or NDA, from the FDA or a marketing authorization application, or MAA, from the European Commission (based on the positive opinion of the EMA), respectively. We have not submitted any marketing applications for any of our product candidates. NDAs and MAAs must include extensive preclinical and clinical data and supporting information to establish the drug candidate’s safety and effectiveness for each desired indication. NDAs and MAAs must also include significant information regarding the chemistry, manufacturing and controls for the drug. Obtaining approval of a NDA or a MAA is a lengthy, expensive and uncertain process, and we may not be successful in obtaining approval. We have received a fast track designation from the FDA for the development of lanifibranor for the treatment of NASH. While the fast track designation for lanifibranor in NASH permits close and regular contact between us and the FDA, the FDA and the EMA review processes can take more than one year to complete and approval is never guaranteed. If we submit a NDA to the FDA, the FDA must decide whether to accept or reject the submission for filing, before even reviewing the scientific basis. Regulators of other jurisdictions, such as the EMA, have their own procedures for approval of drug candidates. Failure to obtain regulatory approval for lanifibranor or odiparcil in the United States, Europe or other jurisdictions will prevent us from commercializing and marketing lanifibranor or odiparcil in such jurisdictions.

Even if we were to successfully obtain approval from the FDA, EMA and comparable foreign regulatory authorities for our product candidates, any approval might contain significant limitations related to use restrictions for specified age groups, warnings, precautions or contraindications, or may be subject to burdensome post-approval study or risk management requirements. Furthermore, even if we obtain regulatory approval for lanifibranor or odiparcil, we will still need to develop a commercial infrastructure, or otherwise develop relationships with collaborators to commercialize, establish a commercially viable pricing structure and obtain coverage and adequate reimbursement from third-party payors, including and government healthcare programs. If we, or our collaborators, are unable to successfully commercialize lanifibranor or odiparcil, we may not be able to generate sufficient revenue to continue our business.

Due to our limited resources and access to capital, we must and have in the past decided to prioritize development of certain product candidates; these decisions may prove to have been wrong and may adversely affect our revenues.

Because we have limited resources and access to capital to fund our operations, we must decide which product candidates to pursue and the amount of resources to allocate to each. As such, we are currently primarily focused on the development of lanifibranor. Our decisions concerning the allocation of research, collaboration, management and financial resources toward particular compounds, product candidates or therapeutic areas may not lead to the development of viable commercial products and may divert resources away from better opportunities. For example, we recently decided to focus our clinical efforts on the development of lanifibranor. As part of this decision, we suspended our clinical efforts relating to odiparcil. In addition, we previously committed resources to pursuing the development of lanifibranor for the treatment of patients with systemic sclerosis, or SSc, through clinical trials. However, following the results of a Phase IIb clinical trial of lanifibranor for the treatment of SSc, we ceased development of lanifibranor in this indication in February 2019. Similarly, our potential decisions to delay, terminate or collaborate with third parties in respect of certain product development programs may also prove not to be optimal and could cause us to miss valuable opportunities. If we make incorrect determinations regarding the market potential of our product candidates or misread trends in the pharmaceutical industry, our business, financial condition and results of operations could be materially adversely affected.

The clinical and commercial success of lanifibranor and odiparcil, as well as our other compounds in development, will depend on a number of factors, many of which are beyond our control, and we or our collaborators may be unable to complete the development or commercialization of our product candidates or our other compounds in development.

The clinical and commercial success of lanifibranor and odiparcil, as well as our other compounds in development will depend on a number of factors, including the following:

•	the timely completion of pre-clinical studies and clinical trials by us and our collaborators;

•	our and our collaborators’ ability to demonstrate the safety and efficacy of our product candidates to the satisfaction of the relevant regulatory authorities;

•	whether we or our collaborators are required by the FDA or other regulatory authorities to conduct additional pre-clinical studies or clinical trials, and the scope and nature of such studies or trials, prior to approval to market our products;

•	the timely receipt of necessary marketing approvals from the FDA, the EMA and other comparable regulatory authorities, including pricing and reimbursement determinations;
13

•	the ability to successfully commercialize our product candidates, if approved, for marketing and sale by the FDA, the EMA or other comparable regulatory authorities, whether alone or in collaboration with others;

•	our ability and the ability of our third party manufacturing partners to manufacture quantities of our product candidates at quality levels necessary to meet regulatory requirements and at a scale sufficient to meet anticipated demand at a cost that allows us to achieve profitability;

•	our and our collaborators’ success in educating health care providers and patients about the benefits, risks, administration and use of our product candidates, if approved;

•	acceptance of our product candidates, if approved, as safe and effective by patients and the healthcare community;

•	the achievement and maintenance of compliance with all regulatory requirements applicable to our product candidates;

•	the maintenance of an acceptable safety profile of our products following any approval;

•	the availability, perceived advantages, relative cost, relative safety, and relative efficacy of alternative and competitive treatments;

•	our and our collaborators’ ability to obtain and sustain coverage and an adequate level of pricing or reimbursement for our products by third party payors;

•	our and our collaborator’s ability to enforce successfully the intellectual property rights for our product candidates and against the products of potential competitors; and

•	our and our collaborator’s ability to avoid or succeed in third party claims, including patent infringement claims, and patent interference, reexamination, post grant review, derivation, and opposition proceedings, and other proceedings at the USPTO and foreign patent offices.

Many of these factors are beyond our control. Accordingly, we cannot assure you that we will ever be able to achieve profitability through the sale of, or royalties from, our product candidates. If we or our collaborators are not successful in obtaining approval for and commercializing our product candidates, or are delayed in completing those efforts, our business and operations would be adversely affected.

The regulatory approval processes of the FDA, the EMA and other comparable regulatory authorities are lengthy, time consuming and inherently unpredictable, and if we are ultimately unable to obtain regulatory approval for our product candidates, our business will be substantially harmed.

The time required to obtain approval by the FDA, the EMA and other comparable regulatory authorities is unpredictable but typically takes many years following the commencement of clinical trials and depends upon numerous factors, including the substantial discretion of the regulatory authorities. In addition, approval policies, regulations, or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions. To date, substantially all of our clinical development has been conducted outside the United States.

Although the FDA may accept data from clinical trials conducted outside the United States, acceptance of this data is subject to certain conditions imposed by the FDA. Furthermore, while these clinical trials are subject to applicable local laws, FDA acceptance of the data will be dependent upon its determination that the trials also comply with all applicable U.S. laws and regulations. There can be no assurance that the FDA will accept data from trials conducted outside of the United States. If the FDA does not accept the data from any clinical trials that we or our collaborators conduct outside the United States, it would likely result in the need for additional clinical trials, which would be costly and time-consuming and delay or permanently halt our ability to develop and market these or other product candidates in the United States. We have not obtained regulatory approval for any product candidate and it is possible that none of our existing product candidates or any product candidates we may seek to develop in the future will ever obtain regulatory approval.

Our product candidates could fail to receive regulatory approval for many reasons, including the following:

•	the FDA, the EMA or other comparable regulatory authorities may disagree with the design or implementation of our clinical trials;

•	we may be unable to demonstrate to the satisfaction of the FDA, the EMA or other comparable regulatory authorities that a product candidate is safe and effective for its proposed indication;

•	the results of clinical trials may not meet the level of statistical significance required by the FDA, the EMA or other comparable regulatory authorities for approval;

•	we may be unable to demonstrate that a product candidate’s clinical and other benefits outweigh its safety risks;

•	the FDA, the EMA or other comparable regulatory authorities may disagree with our interpretation of data from pre-clinical studies or clinical trials;

•	the data collected from clinical trials of our product candidates may not be sufficient to support the submission of a new drug application, or NDA, or other submission or to obtain regulatory approval in the United States, Europe or elsewhere;

•	the FDA, the EMA or other comparable regulatory authorities may fail to approve the manufacturing processes or facilities of third-party manufacturers with which we contract for clinical and commercial supplies or such processes or facilities may not pass a pre-approval inspection; and the approval policies or regulations of the FDA, the EMA or other comparable regulatory authorities may change or differ from one another significantly in a manner rendering our clinical data insufficient for approval.

This lengthy approval process as well as the unpredictability of future clinical trial results may result in our or our collaborators’ failure to obtain regulatory approval to market lanifibranor, odiparcil and/or other future product candidates, which would harm our business, results of operations and prospects significantly. In addition, even if we were to obtain approval, regulatory authorities may approve any of our product candidates for fewer or more limited indications than we request, may grant approval contingent on the performance of costly post-marketing clinical trials, or may approve a product candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate. In certain jurisdictions, regulatory authorities may not approve the price we intend to charge for our products. Any of the foregoing scenarios could materially harm the commercial prospects for our product candidates.

We have not previously submitted an NDA, an MAA, or any similar drug approval filing to the FDA, the EMA or any comparable regulatory authority for any product candidate, and we cannot be certain that any of our product candidates will be successful in clinical trials or receive regulatory approval. Further, our product candidates may not receive regulatory approval even if they are successful in clinical trials. Even if we successfully obtain regulatory approvals to market one or more of our product candidates, our revenues will be dependent, to a significant extent, upon the size of the markets in the territories for which we gain regulatory approval and have commercial rights or share in revenues from the exercise of such rights. If the markets for patient subsets that we are targeting are not as significant as we estimate, we may not generate significant revenues from sales of such products, if approved.

Even if we receive regulatory approval for any of our product candidates, we will be subject to ongoing obligations and continued regulatory review, which may result in significant additional expense. Additionally, our product candidates, if approved, could be subject to labeling and other restrictions and market withdrawal and we may be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with our products.

Any regulatory approvals that we receive for our product candidates may also be subject to limitations on the approved indicated uses for which the product may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing, including Phase IV clinical trials, and surveillance to monitor the safety and efficacy of the product candidate, and we may be required to include labeling that includes significant use or distribution restrictions or significant safety warnings, including boxed warnings.

If the FDA, EMA or any other comparable regulatory authority approves any of our product candidates, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion and recordkeeping for the product will be subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, registration requirements and continued compliance with current good manufacturing practices, or cGMPs, and good clinical practices, or GCPs, for any clinical trials that we conduct post-approval. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with our third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in, among other things:

•	restrictions on the marketing or manufacturing of the product, withdrawal of the product from the market, or voluntary product recalls;

•	fines, untitled or warning letters or holds on clinical trials;

•	refusal by the FDA, the EMA or any other comparable regulatory authority to approve pending applications or supplements to approved applications filed by us, or suspension or revocation of product approvals;

•	product seizure or detention, or refusal to permit the import or export of products; and

•	injunctions or the imposition of civil or criminal penalties.

Moreover, if any of our product candidates are approved, our product labeling, advertising and promotion will be subject to regulatory requirements and continuing regulatory review. The FDA strictly regulates the promotional claims that may be made about drug products. In particular, a product may not be promoted for uses that are not approved by the FDA as reflected in the product’s approved labeling.

Any government investigation of alleged violations of law could require us to expend significant time and resources in response and could generate negative publicity. The occurrence of any event or penalty described above may inhibit our or our collaborators’ ability to commercialize lanifibranor and odiparcil, and harm our business, financial condition and results of operations.

In addition, the policies of the FDA, the EMA and other comparable regulatory authorities may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained, which would adversely affect our business, prospects and ability to achieve or sustain profitability.

Clinical development is a lengthy and expensive process with an uncertain outcome, and results of earlier studies and trials as well as data from any interim analysis of ongoing clinical trials may not be predictive of future trial results. Clinical failure can occur at any stage of clinical development.

Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical trial process. Although product candidates may demonstrate promising results in early clinical (human) trials and pre-clinical (animal) studies, they may not prove to be effective in subsequent clinical trials. For example, testing on animals may occur under different conditions than testing in humans and therefore the results of animal studies may not accurately predict human experience. Likewise, early clinical studies may not be predictive of eventual safety or effectiveness results in larger-scale pivotal clinical trials. The results of pre-clinical studies and previous clinical trials as well as data from any interim analysis of ongoing clinical trials of our product candidates, as well as studies and trials of other products with similar mechanisms of action to our product candidates, may not be predictive of the results of ongoing or future clinical trials. There can be significant variability in safety and/or efficacy results between different trials of the same product candidate due to numerous factors, including changes in trial protocols, differences in composition of the patient populations, adherence to the dosing regimen and other trial protocols and the rate of dropout among clinical trial participants. For example, certain of the completed clinical trials for lanifibranor and odiparcil were conducted in patients with type 2 diabetes and thrombosis, respectively, which are different indications than we are currently pursuing. The results generated in trials for lanifibranor and odiparcil in these other indications do not ensure that the current or future clinical trials for lanifibranor in NASH will continue to demonstrate similar safety and/or efficacy results.

In addition, we did not control the pre-clinical and clinical development of lanifibranor and odiparcil prior to 2012 and we have relied on Abbott Laboratories, or Abbott, and Abbott’s collaborators to have conducted such research and development in accordance with the applicable protocol, legal, regulatory and scientific standards, having accurately reported the results of all clinical trials conducted prior to our acquisition of lanifibranor and odiparcil, and having correctly collected and interpreted the data from these studies and trials. To the extent any of these has not occurred, expected development time and costs may be increased which could adversely affect any future revenue from lanifibranor and odiparcil.

Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through pre-clinical studies and earlier clinical trials. In addition to the safety and efficacy traits of any product candidate, clinical trial failures may result from a multitude of factors including flaws in trial design, dose selection, placebo effect and patient enrollment criteria. A number of companies in the pharmaceutical industry have suffered significant setbacks in advanced clinical trials due to lack of efficacy or adverse safety profiles, notwithstanding promising results in earlier trials, and it is possible that we will as well. Based upon negative or inconclusive results, we or our collaborators may decide, or regulators may require us, to conduct additional clinical trials or pre-clinical studies. For example, we previously pursued the development of lanifibranor for the treatment of patients with SSc.

However, following the results of our Phase IIb clinical trial of lanifibranor for the treatment of SSc, we ceased development of lanifibranor in this indication in February 2019. In addition, data obtained from trials and studies are susceptible to varying interpretations, and regulators may not interpret our data as favorably as we do, which may delay, limit or prevent regulatory approval.

We may encounter substantial delays in our clinical trials or we may fail to demonstrate safety and efficacy to the satisfaction of applicable regulatory authorities.

We may experience delays in our ongoing clinical trials and we do not know whether planned clinical trials will begin on time, need to be redesigned, enroll patients on time or be completed on schedule, if at all. We previously experienced such delays with the initiation of our recently completed Phase IIb clinical trial of lanifibranor in patients with NASH and our Phase Ib/II clinical trial of odiparcil in a pediatric population with MPS VI, as well as delays in our plans to report data related to each of these trials. Clinical trials can be delayed for a variety of reasons, including delays related to:

•	obtaining regulatory approval to commence a trial;

•	reaching agreement on acceptable terms with prospective contract research organizations, or CROs, and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

•	obtaining Institutional Review Board, or IRB, or ethics committee approval at each site;

•	obtaining regulatory concurrence on the design and parameters for the trial;

•	obtaining approval for the designs of our clinical development programs for each country targeted for trial enrollment;

•	recruiting suitable patients to participate in a trial, which may be impacted by the number of competing trials that are enrolling patients;

•	having patients complete a trial or return for post-treatment follow-up;

•	clinical sites deviating from trial protocol or dropping out of a trial;

•	adding new clinical trial sites;

•	manufacturing sufficient quantities of product candidate or obtaining sufficient quantities of comparator drug for use in clinical trials;

•	the availability of adequate financing and other resources; or

•	restrictions due to the recent COVID-19 pandemic.

We could encounter delays if a clinical trial is suspended or terminated by us, by the IRBs or ethics committees of the institutions in which such trials are being conducted, by the data and safety monitoring board for such trial or by the FDA, the EMA or other comparable regulatory authorities. A suspension or termination may be imposed due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA, the EMA or other comparable regulatory authorities resulting in the imposition of a clinical hold, safety issues or adverse side effects, failure to demonstrate a benefit from using a drug, changes in governmental regulations or administrative actions, manufacturing issues or lack of adequate funding to continue the clinical trial. For example, it is possible that safety issues or adverse side effects could be observed in our trials for lanifibranor in NASH or for odiparcil in MPS, which could result in a delay, suspension or termination of those trials. If we experience delays in the completion of, or termination of, any clinical trial of our product candidates, the commercial prospects of our product candidates will be harmed, and our ability to generate product revenues from any of these product candidates will be delayed. For example, we recently decided to focus our clinical efforts on the development of lanifibranor. As part of this decision, we suspended our clinical efforts relating to odiparcil. In addition, any delays in completing our clinical trials will increase our costs, slow down our product candidate development and approval process and jeopardize our ability to commence product sales and generate revenues. Any of these occurrences may harm our business, financial condition and prospects significantly. In addition, many of the factors that cause or lead to a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates.

If lanifibranor or odiparcil or any other product candidate is found to be unsafe or lack efficacy, we will not be able to obtain regulatory approval for it and our business would be materially harmed. For example, if the results of our planned pivotal clinical trials for lanifibranor in NASH do not achieve the primary efficacy endpoints or demonstrate unexpected safety findings, the prospects for approval of lanifibranor, as well as the price of our ordinary shares or ADSs, would be materially and adversely affected.

Moreover, principal investigators for our clinical trials may serve as our scientific advisors or consultants from time to time and receive compensation in connection with such services. Under certain circumstances, we may be required to report some of these relationships to the FDA or other regulatory authorities. The FDA or other regulatory authorities may conclude that a financial relationship between us and a principal investigator has created a conflict of interest or otherwise affected interpretation of the trial results. The FDA or other regulatory authority may therefore question the integrity of the data generated at the applicable clinical trial site and the utility of the clinical trial itself may be jeopardized. This could result in a delay in approval, or rejection, of our marketing applications by the FDA or other regulatory authority, as the case may be, and may ultimately lead to the denial of marketing approval of one or more of our product candidates.

Enrollment and retention of patients in clinical trials is an expensive and time-consuming process and could be made more difficult or rendered impossible by multiple factors outside our control, including difficulties in identifying NASH and MPS VI patients and significant competition for recruiting NASH patients in clinical trials.

Identifying and qualifying patients to participate in our clinical trials is critical to our success. We may encounter delays in enrolling, or be unable to enroll, a sufficient number of patients to complete any of our clinical trials, and even once enrolled we may be unable to retain a sufficient number of patients to complete any of our trials. In particular, as a result of the inherent difficulties in diagnosing NASH and the significant competition for recruiting NASH patients in clinical trials, we experienced delays in recruiting patients with NASH for our recently completed trial of lanifibranor in that indication and we or our potential future collaborators may be unable to enroll the patients we need to complete clinical trials on a timely basis, or at all. These challenges could be exacerbated if the FDA or EMA require us or our collaborators to conduct pivotal trials of lanifibranor in larger patient populations than we anticipate. We have also experienced delays in recruiting patients with MPS VI for our trial of odiparcil in that indication.

Additionally, patient enrollment and retention in clinical trials depends on many factors, including the size of the patient population, the nature of the trial protocol, our ability to recruit clinical trial investigators with the appropriate competencies and experience, the existing body of safety and efficacy data with respect to the study drug, the number and nature of competing treatments and ongoing clinical trials of competing drugs for the same disease, the proximity of patients to clinical sites and the eligibility criteria for the trials, our ability to obtain and maintain patient consents and the risk that patients enrolled in clinical trials will drop out of the trials before completion. Furthermore, any negative results we may report in clinical trials of our product candidates, or results that we report that are less favorable or perceived to be less favorable than those reported with respect to competitor product candidates, may make it difficult or impossible to recruit and retain patients in other clinical trials of those product candidates. Delays or failures in planned patient enrollment or retention may result in increased costs, program delays or both, which could have a harmful effect on our ability to develop lanifibranor, or could render further development impossible. In addition, we may rely on CROs and clinical trial sites to ensure proper and timely conduct of our future clinical trials and, while we intend to enter into agreements governing their services, we will be limited in our ability to compel their actual performance.

We are developing certain of our product candidates in combination with other therapies, and safety or supply issues with combination use products may delay or prevent development and approval of our therapeutic candidates.

We are developing certain of our product candidates in combination with one or more approved or investigational therapies. Even if any product candidate we develop were to receive marketing approval or be commercialized for use in combination with other existing therapies, we would continue to be subject to the risks that the FDA, EMA or similar foreign regulatory authorities could revoke approval of the therapy used in combination with our product or that safety, efficacy, manufacturing or supply issues could arise with any of those existing therapies. If the therapies we use in combination with our product candidates are replaced as the standard of care for the indications we choose for any of our product candidates, the EMA, FDA or similar foreign regulatory authorities outside may require us to conduct additional clinical trials. The occurrence of any of these risks could result in our own products, if approved, being removed from the market or being less successful commercially.

We also may evaluate our product candidates in combination with one or more therapies that have not yet been approved for marketing by the FDA, EMA or similar foreign regulatory authorities. We will not be able to market and sell any product candidate we develop in combination with an unapproved therapy if that unapproved therapy does not ultimately obtain marketing approval. In addition, unapproved therapies face the same risks described with respect to our product candidates currently in development, including the potential for serious adverse effects, delay in their clinical trials and lack of FDA or EMA approval.

If the FDA, EMA or similar foreign regulatory authorities do not approve these other therapies or revoke their approval of, or if safety, efficacy, manufacturing, or supply issues arise with, the therapies we choose to evaluate in combination with our product candidates, we may be unable to obtain approval of or market any such product candidate.

We may not be successful in our efforts to discover and develop additional product candidates.

A key element of our strategy is to build a pipeline of product candidates and progress these product candidates through clinical development for the treatment of a variety of diseases. Although our research and development efforts to date have resulted in a pipeline of product candidates directed at various diseases, we may not be able to develop product candidates that are safe and effective. Even if we are successful in continuing to build our pipeline, the potential product candidates that we identify may not be suitable for clinical development, including as a result of being shown to have harmful side effects or other characteristics that indicate that they are unlikely to be products that will receive marketing approval and achieve market acceptance. If we do not continue to successfully develop and begin to commercialize product candidates, we will face difficulty in obtaining product revenues in future periods, which could result in significant harm to our financial position and adversely affect the price of our ordinary shares or ADSs.

We have received Orphan Drug Designation from the FDA and the European Commission and Rare Pediatric Disease Designation from the FDA for odiparcil for the treatment of MPS VI, and we may seek Orphan Drug Designation for our future product candidates, however we may be unable to maintain the benefits associated with Orphan Drug Designation, including the potential for market exclusivity, which could limit the potential profitability of our drug candidates, if approved.

Regulatory authorities in some jurisdictions, including the United States and the European Union, may designate drugs for relatively small patient populations as orphan drugs. Under the Orphan Drug Act of 1983, the FDA may designate a drug as an orphan drug if it is a drug intended to treat a rare disease or condition, which is generally defined as a patient population of fewer than 200,000 individuals in the United States, or if it affects more than 200,000, there is no reasonable expectation that sales of the drug in the United States will be sufficient to offset the costs of developing and making the drug available in the United States. Generally, if a drug with an orphan drug designation subsequently receives the first marketing approval for an indication for which it receives the designation, then the drug is eligible for a seven-year period of marketing exclusivity in the United States and a ten-year period of marketing exclusivity in the European Union during which the competent authority may not approve another marketing application for the same drug for the same indication, except in limited circumstances, such as if a subsequent application demonstrates that its product is clinically superior. During an orphan drug’s exclusivity period, however, competitors may receive approval for drugs with different active moieties for the same indication as the approved orphan drug, or for drugs with the same active moiety as the approved orphan drug, but for different indications. Orphan drug exclusivity could block the approval of one of our products for seven years if a competitor obtains approval for a drug with the same active moiety intended for the same indication before we do, unless we are able to demonstrate that grounds for withdrawal of the orphan drug exclusivity exist or that our product is clinically superior. Further, if a designated orphan drug receives marketing approval for an indication broader than the rare disease or condition for which it received orphan drug designation, it may not be entitled to exclusivity. A designated orphan drug may not receive orphan drug exclusivity if it is approved for a use that is broader than the indication for which it received orphan drug designation.

We have received orphan drug designation from the FDA and from the EMA for odiparcil for the treatment of MPS VI. We intend to pursue orphan drug designation for other future drug candidates as applicable. Even if we obtain orphan drug designation for a drug candidate, we may not obtain orphan exclusivity, and any such exclusivity, if attained, may not effectively protect the drug from the competition of different drugs for the same condition, which could be approved during the exclusivity period. Additionally, after an orphan drug is approved, the FDA could subsequently approve another application for the same indication if the FDA concludes that the later drug is shown to be safer, more effective or makes a major contribution to patient care. Orphan drug exclusive marketing rights in the United States also may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantity of the drug to meet the needs of patients with the rare disease or condition. The failure to obtain an orphan drug designation for any drug candidates we may develop, the inability to maintain that designation for the duration of the applicable period, or the inability to obtain or maintain orphan drug exclusivity could reduce our ability to make sufficient sales of the applicable drug candidate to balance our expenses incurred to develop it, which would have a negative impact on our operational results and financial condition.

In addition, we have received Rare Pediatric Disease Designation from the FDA for odiparcil for the treatment of MPS VI. The FDA defines a “rare pediatric disease” as a serious or life-threatening disease in which the serious or life-threatening manifestations primarily affect individuals aged from birth to 18 years and the disease affects fewer than 200,000 individuals in the United States or affects more than 200,000 in the United States and for which there is no reasonable expectation that the cost of developing and making in the United States a drug for such disease or condition will be received from sales in the United States of such drug. Under the FDA’s Rare Pediatric Disease Priority Review Voucher, or PRV, program, upon the approval of a NDA for the treatment of a rare pediatric disease, the sponsor of such application would be eligible for a Rare Pediatric Disease PRV that can be used to obtain priority review for a subsequent NDA. The PRV may be sold or transferred an unlimited number of times. Congress has extended the PRV program until September 30, 2020, with potential for PRVs to be granted until 2022. This program has been subject to criticism, including by the FDA, and it is possible that the value of any such PRV may decrease such that we are may not be able to realize the benefits of such PRV.

Fast Track Designation from the FDA may not actually lead to a faster development or regulatory review or approval process.

The FDA has granted Fast Track Designation for lanifibranor for the treatment of patients with NASH.

If a product is intended for the treatment of a serious or life-threatening condition and the product demonstrates the potential to address unmet medical needs for this condition, the product sponsor may apply for Fast Track Designation. The FDA has broad discretion whether or not to grant this designation, so even if we believe our product candidate is eligible for this designation, we cannot assure you that the FDA would decide to grant it. Even though we have received Fast Track Designation, we may not experience a faster development process, review or approval compared to conventional FDA procedures. The FDA may withdraw Fast Track Designation if it believes that the designation is no longer supported by data from our clinical development program.

Although the FDA has granted Rare Pediatric Disease Designation for odiparcil for the treatment of MPS VI, an NDA for odiparcil, if approved, may not meet the eligibility criteria for a priority review voucher.

Rare Pediatric Disease Designation has been granted for odiparcil for MPS VI. In 2012, Congress authorized the FDA to award priority review vouchers to sponsors of certain rare pediatric disease product applications. This provision is designed to encourage development of new drug and biological products for prevention and treatment of certain rare pediatric diseases. Specifically, under this program, a sponsor who receives an approval for a drug or biologic for a “rare pediatric disease” may qualify for a voucher that can be redeemed to receive a priority review of a subsequent marketing application for a different product. The sponsor of a rare pediatric disease drug product receiving a priority review voucher may transfer (including by sale) the voucher to another sponsor. The voucher may be further transferred any number of times before the voucher is used, as long as the sponsor making the transfer has not yet submitted the application. The FDA may also revoke any priority review voucher if the rare pediatric disease drug for which the voucher was awarded is not marketed in the U.S. within one year following the date of approval.

Congress has only authorized the Rare Pediatric Disease Priority Review Voucher program until September 30, 2020. However, if a drug candidate receives Rare Pediatric Disease Designation before December 18, 2020, it is eligible to receive a voucher if it is approved before December 18, 2022. However, odiparcil for MPS VI may not be approved by that date, or at all, and, therefore, we may not be in a position to obtain a priority review voucher prior to expiration of the program, unless Congress further reauthorizes the program. In addition, we recently decided to suspended our clinical efforts relating to odiparcil and focus on the development of lanifibranor. Additionally, designation of a drug for a rare pediatric disease does not guarantee that an NDA will meet the eligibility criteria for a rare pediatric disease priority review voucher at the time the application is approved. Finally, a Rare Pediatric Disease Designation does not lead to faster development or regulatory review of the product, or increase the likelihood that it will receive marketing approval. We may or may not realize any benefit even if we do receive a voucher.

The EMA, FDA and other regulatory agencies actively enforce the laws and regulations prohibiting the promotion of drugs for off-label uses. If we are found to have improperly promoted off-label use, we may become subject to significant liability.

The EMA, FDA and other regulatory agencies strictly regulate the promotional claims that may be made about prescription drug products, such as our product candidates, if approved. In particular, a product may not be promoted for uses that are not approved by the EMA, FDA or such other regulatory agencies as reflected in the product’s approved labeling. For example, if we receive marketing approval for lanifibranor for NASH, physicians, in their professional medical judgment, may nevertheless prescribe the drug product to their patients in a manner that is inconsistent with the approved label. If we are found to have promoted such off-label use, we may become subject to significant liability under the U.S. federal Food, Drug, and Cosmetic Act, or FDCA, and other statutory authorities, such as laws prohibiting false claims for reimbursement. The federal government has levied large civil and criminal fines against companies for alleged improper promotion and has enjoined several companies from engaging in off-label promotion. The FDA has also requested that companies enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed. If we cannot successfully manage the promotion of our products, if approved, we could become subject to significant liability, which would harm our reputation and negatively impact our financial condition.

Even if any of our product candidates are commercialized, they may not be accepted by physicians, healthcare payors, patients or the medical community in general, and may also become subject to market conditions that could harm our business.

Even if we obtain regulatory approval for one or more of our product candidates, the product may not gain market acceptance or prevalent usage among physicians, healthcare payors, patients and the medical community, which is critical to commercial success. Our current product candidates both treat diseases which may not frequently be identified by physicians. For example, because various co-morbidities often confound the diagnosis of NASH and NASH diagnosis currently requires liver biopsy, many physicians may not be trained to identify or treat NASH specifically, which could lead to limited prescribing of lanifibranor even if the product candidate obtains regulatory approval and is commercialized. Market acceptance of any product candidate for which we receive approval depends on a number of factors, including:

•	the efficacy and safety as demonstrated in clinical trials;

•	the timing of market introduction of the product candidate as well as competitive products;

•	the clinical indications for which the product candidate is approved and physician and medical community awareness of and familiarity with such indications;

•	acceptance by physicians, the medical community and patients of the product candidate as a safe and effective treatment;

•	with respect to lanifibranor, the perception of PPAR agonists as a class of drugs;

•	the convenience of prescribing and initiating patients on the product candidate;

•	the potential and perceived advantages of such product candidate over alternative treatments;

•	the cost of treatment in relation to alternative treatments, including any similar generic treatments;

•	pricing and the availability of coverage and adequate reimbursement by third-party payors;
21

•	relative convenience and ease of administration;

•	the prevalence and severity of adverse side effects; and

•	the effectiveness of sales and marketing efforts.

If our product candidates are approved but fail to achieve an adequate level of acceptance by physicians, healthcare payors, patients and the medical community, we will not be able to generate significant revenues, and we may not become or remain profitable.

We currently have no marketing and sales organization. To the extent any of our product candidates for which we maintain commercial rights is approved for marketing, if we are unable to establish marketing and sales capabilities or enter into agreements with third parties to market and sell our product candidates, we may not be able to effectively market and sell any product candidates, or generate product revenues.

We currently do not have a marketing or sales organization for the marketing, sales and distribution of pharmaceutical products. In order to independently commercialize any product candidates that receive marketing approval and for which we maintain commercial rights, we would have to build marketing, sales, distribution, managerial and other non-technical capabilities or make arrangements with third parties to perform these services, and we may not be successful in doing so. Factors that may inhibit our efforts to commercialize our products on our own include:

•	our inability to recruit, train and retain adequate numbers of effective sales and marketing personnel;

•	the inability of sales personnel to obtain access to physicians, educate physicians about patients for whom our product candidates may be appropriate treatment options and attain adequate numbers of physicians to prescribe any drugs;

•	the inability of reimbursement professionals to negotiate arrangements for formulary access, reimbursement, and other acceptance by payors;

•	restricted or closed distribution channels that make it difficult to distribute our products to segments of the patient population;

•	the lack of complementary medicines to be offered by sales personnel, which may put us at a competitive disadvantage relative to companies with more extensive product lines; and

•	unforeseen costs and expenses associated with creating an independent sales and marketing organization.

In the event of successful development of lanifibranor or any other product candidates in those indications where we can do so in a capital efficient manner, we may elect to build a targeted specialty sales force which will be expensive and time consuming. Any failure or delay in the development of our internal sales, marketing and distribution capabilities would adversely impact the commercialization of these products. With respect to our product candidates for larger indications, we may collaborate with third parties that have direct sales forces and established distribution systems, either to augment our own sales force and distribution systems or in lieu of our own sales force and distribution systems. If we are unable to enter into collaborations with third parties for the commercialization of approved products, if any, on acceptable terms or at all, or if any such collaborator does not devote sufficient resources to the commercialization of our product or otherwise fails in commercialization efforts, we may not be able to successfully commercialize any of our product candidates that receive regulatory approval. If we are not successful in commercializing our product candidates, either on our own or through collaborations with one or more third parties, our future revenue will be materially and adversely impacted.

Even if we obtain and maintain approval for our current and future product candidates from the FDA, we may nevertheless be unable to obtain approval for our product candidates outside of the United States, which would limit our market opportunities and could harm our business.

Approval of a product candidate in the United States by the FDA does not ensure approval of such product candidate by regulatory authorities in other countries or jurisdictions, and approval by one foreign regulatory authority does not ensure approval by regulatory authorities in other foreign countries or by the FDA. If approved, sales of lanifibranor and any future product candidate outside of the United States will be subject to foreign regulatory requirements governing clinical trials and marketing approval. Even if the FDA grants marketing approval for a product candidate, comparable regulatory authorities of foreign countries also must approve the manufacturing and marketing of the product candidate in those countries. Approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from, and more onerous than, those in the United States, including additional pre-clinical studies or clinical trials. In many countries outside the United States, a product candidate must be approved for reimbursement before it can be approved for sale in that country. In some cases, the price that we intend to charge for any product candidates, if approved, is also subject to approval. Obtaining approval for lanifibranor or any future product candidate in the European Union from the European Commission following the opinion of the EMA or in other foreign jurisdictions, if we choose to submit a marketing authorization application there, would be a lengthy and expensive process. Even if a product candidate is approved, the FDA, the EMA or other foreign regulatory authorities, as the case may be, may limit the indications for which the drug may be marketed, require extensive warnings on the drug labeling or require expensive and time-consuming additional clinical trials or reporting as conditions of approval.

Obtaining foreign regulatory approvals and compliance with foreign regulatory requirements could result in significant delays, difficulties and costs for us and could delay or prevent the introduction of lanifibranor or any future product candidate in certain countries.

Further, clinical trials conducted in one country may not be accepted by regulatory authorities in other countries. Also, regulatory approval for lanifibranor or any future product candidate may be withdrawn. If we fail to comply with the regulatory requirements, our target market will be reduced and our ability to realize the full market potential of lanifibranor or any future product candidate will be negatively impacted, and our business, prospects, financial condition and results of operations could be harmed.

Coverage and reimbursement decisions by third-party payors may have an adverse effect on pricing and market acceptance.

There is significant uncertainty related to the third-party coverage and reimbursement of newly approved drugs. To the extent that we retain commercial rights following clinical development, we would seek approval to market our product candidates in the United States, the European Union and other selected jurisdictions. Market acceptance and sales of our product candidates, if approved, in both domestic and international markets will depend significantly on the availability of coverage and adequate reimbursement from third-party payors for any of our product candidates and may be affected by existing and future healthcare reform measures. Government authorities and other third-party payors, such as private health insurers and health maintenance organizations, decide which drugs they will cover and establish payment levels. We cannot be certain that coverage and adequate reimbursement will be available for any of our product candidates, if approved. We cannot guarantee that we will be able to obtain price levels and reimbursement rates as high as those granted to other products that may be approved for the treatment of NASH or the various form of MPS, particularly because these products may have a different therapeutic approach from those developed by us. Also, we cannot be certain that reimbursement policies will not reduce the demand for any of our product candidates, if approved. If reimbursement is not available or is available on a limited basis for any of our product candidates, if approved, we or our collaborators may not be able to successfully commercialize any such product candidate. Reimbursement by a third-party payor may depend upon a number of factors, including, without limitation, the third-party payor’s determination that use of a product is:

•	a covered benefit under its health plan;

•	safe, effective and medically necessary;

•	appropriate for the specific patient;

•	cost-effective; and

•	neither experimental nor investigational.

Obtaining coverage and reimbursement approval for a product from a government or other third-party payor is a time consuming and costly process that could require us to provide supporting scientific, clinical and cost-effectiveness data for the use of our products to the payor. We may not be able to provide data sufficient to gain acceptance with respect to coverage and reimbursement at a satisfactory level. If reimbursement of our future products, if any, is unavailable or limited in scope or amount, such as may result where alternative or generic treatments are available, we may be unable to achieve or sustain profitability.

In the United States, the Medicare Prescription Drug, Improvement, and Modernization Act of 2003, or MMA, changed the way Medicare covers and pays for pharmaceutical products. The legislation established Medicare Part D, which expanded Medicare coverage for outpatient prescription drug purchases by the elderly but provided authority for limiting the number of drugs that will be covered in any therapeutic class. The MMA also introduced a new reimbursement methodology based on average sales prices for physician- administered drugs. Any negotiated prices for any of our product candidates, if approved, covered by a Part D prescription drug plan will likely be lower than the prices we might otherwise obtain outside of the Medicare Part D prescription drug plan.

Moreover, no uniform policy for coverage and reimbursement exists in the United States, and coverage and reimbursement can differ significantly from payor to payor. While Medicare Part D applies only to drug benefits for Medicare beneficiaries, private third-party payors often follow Medicare coverage policy and payment limitations in setting their own payment rates, but also have their own methods and approval process apart from Medicare determinations. Any reduction in payment under Medicare Part D may result in a similar reduction in payments from non-governmental payors.

In certain countries, particularly in the European Union, the pricing of prescription pharmaceuticals is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a product candidate. To obtain reimbursement or pricing approval in some countries, we may be required to conduct additional clinical trials that compare the cost-effectiveness of our product candidates to other available therapies. If reimbursement of any of our product candidates, if approved, is unavailable or limited in scope or amount in a particular country, or if pricing is set at unsatisfactory levels, we may be unable to achieve or sustain profitability of our products in such country.

The delivery of healthcare in the European Union, including the establishment and operation of health services and the pricing and reimbursement of medicines, is almost exclusively a matter for national, rather than EU, law and policy. National governments and health service providers have different priorities and approaches to the delivery of healthcare and the pricing and reimbursement of products in that context. In general, however, the healthcare budgetary constraints in most EU member states have resulted in restrictions on the pricing and reimbursement of medicines by relevant health service providers. Coupled with ever-increasing EU and national regulatory burdens on those wishing to develop and market products, this could prevent or delay marketing approval of our product candidates, restrict or regulate post-approval activities and affect our or our collaborators’ ability to commercialize any products for which we obtain marketing approval.

Changes in healthcare law and implementing regulations, as well as changes in healthcare policy, may impact our business in ways that we cannot currently predict, and may have a significant adverse effect on our business and results of operations.

In the United States and some foreign jurisdictions, there have been, and continue to be, several legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval of drug candidates, restrict or regulate post-approval activities, and affect our ability to profitably sell any drug candidates for which we obtain marketing approval. Among policy makers and payors in the United States and elsewhere, including in the European Union, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and/or expanding access. In the United States, the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by major legislative initiatives.

The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or collectively the Affordable Care Act, substantially changed the way healthcare is financed by both the government and private insurers, and significantly impacts the U.S. pharmaceutical industry. The Affordable Care Act, among other things: (1) increased the minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program and expanded rebate liability from fee-for-service Medicaid utilization to include the utilization of Medicaid managed care organizations as well; (2) established a branded prescription drug fee that pharmaceutical manufacturers of branded prescription drugs must pay to the federal government; (3) expanded the list of covered entities eligible to participate in the 340B drug pricing program by adding new entities to the program; (4) established a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 70% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D; (5) extended manufacturers’ Medicaid rebate liability to covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations; (6) expanded eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to additional individuals and by adding new mandatory eligibility categories for individuals with income at or below 133% of the federal poverty level, thereby potentially increasing manufacturers’ Medicaid rebate liability; (7) created a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for certain drugs and biologics, including our product candidates, that are inhaled, infused, instilled, implanted or injected; (8) established a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research; (9) established a Center for Medicare and Medicaid Innovation at the Centers for Medicare & Medicaid Services (CMS) to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drug spending; and (10) created a licensure framework for follow-on biologic products.

There remain judicial and Congressional challenges to certain aspects of the Affordable Care Act, as well as recent efforts by the Trump administration to repeal or replace certain aspects of the Affordable Care Act. Since January 2017, President Trump has signed Executive Orders and other directives designed to delay the implementation of certain provisions of the Affordable Care Act or otherwise circumvent some of the requirements for health insurance mandated by the Affordable Care Act. Additionally, CMS issued a final rule in 2018 that gave states greater flexibility in setting benchmarks for insurers in the individual and small group marketplaces, which may have the effect of relaxing the essential health benefits required under the Affordable Care Act for plans sold through such marketplaces. Concurrently, Congress has considered legislation that would repeal or repeal and replace all or part of the Affordable Care Act. While Congress has not passed comprehensive repeal legislation, several bills affecting the implementation of certain taxes under the Affordable Care Act have been signed into law. The Tax Cuts and Jobs Act includes a provision repealing, effective January 1, 2019, the tax-based shared responsibility payment imposed by the Affordable Care Act on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate.” Further, the 2020 federal spending package permanently eliminated, effective January 1, 2020, the Affordable Care Act-mandated “Cadillac” tax on high-cost employer-sponsored health coverage and medical device tax and, effective January 1, 2021, also eliminates the health insurer tax. Moreover, the Bipartisan Budget Act of 2018, or the BBA, among other things, amended the Affordable Care Act, effective January 1, 2019, to close the coverage gap in most Medicare drug plans, commonly referred to as the “donut hole.” In December 2018, CMS published a new final rule permitting further collections and payments to and from certain Affordable Care Act qualified health plans, or QHPs, and health insurance issuers under the Affordable Care Act risk adjustment program in response to the outcome of federal district court litigation regarding the method CMS uses to determine this risk adjustment. On April 27, 2020, the United States Supreme Court reversed a Federal Circuit decision that previously upheld Congress’ denial of $12 billion in “risk corridor” funding. Congress may consider additional legislation to repeal, or repeal and replace, other elements of the Affordable Care Act. On December 14, 2018, a Texas U.S. District Court Judge ruled that the Affordable Care Act is unconstitutional in its entirety because the “individual mandate” was repealed by Congress as part of the Tax Act. Additionally, on December 18, 2019, the U.S. Court of Appeals for the 5th Circuit upheld the District Court ruling that the individual mandate was unconstitutional and remanded the case back to the District Court to determine whether the remaining provisions of the Affordable Care Act are invalid as well. The United States Supreme Court is currently reviewing this case, although it is unclear when a decision will be made. We continue to evaluate the Affordable Care Act and its possible repeal and replacement, as the extent to which any such changes may impact our business or financial condition remains uncertain.

Other legislative changes have been proposed and adopted since the Affordable Care Act was enacted. These changes include aggregate reductions to Medicare payments to providers of up to 2% per fiscal year pursuant to the Budget Control Act of 2011 and subsequent laws, which began in 2013 and, due to subsequent legislative amendments to the statute, including the BBA, will remain in effect through 2030 unless additional Congressional action is taken. The Coronavirus Aid, Relief and Economic Security Act, or CARES Act, which was signed into law in March 2020 and is designed to provide financial support and resources to individuals and businesses affected by the COVID-19 pandemic, suspended the 2% Medicare sequester from May 1, 2020 through December 31, 2020, and extended the sequester by one year, through 2030. New laws may result in additional reductions in Medicare and other healthcare funding, which may adversely affect customer demand and affordability for our products and, accordingly, the results of our financial operations. Additional changes that may affect our business include the expansion of new programs such as Medicare payment for performance initiatives for physicians under the Medicare Access and CHIP Reauthorization Act of 2015, or MACRA, which ended the use of the statutory formula and established a quality payment program, also referred to as the Quality Payment Program. The Quality Payment Program has two tracks, one known as the merit based incentive payment system for providers in the fee-for service Medicare program, and the advanced alternative payment model for providers in specific care models, such as accountable care organizations. In November 2019, CMS issued a final rule finalizing the changes to the Quality Payment Program. At this time, it is unclear how the introduction of the Medicare quality payment program will impact overall physician reimbursement. It is also possible that additional governmental action is taken in response to the COVID-19 pandemic.

Also, there has been heightened governmental scrutiny recently over the manner in which drug manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drug products. At the federal level, the Trump administration’s budget proposal for fiscal year 2021 includes a $135 billion allowance to support legislative proposals seeking to reduce drug prices, increase competition, lower out-of-pocket drug costs for patients, and increase patient access to lower-cost generic and biosimilar drugs. On March 10, 2020, the Trump administration sent “principles” for drug pricing to Congress, calling for legislation that would, among other things, cap Medicare Part D beneficiary out-of-pocket pharmacy expenses, provide an option to cap Medicare Part D beneficiary monthly out-of-pocket expenses, and place limits on pharmaceutical price increases. Additionally, the Trump administration previously released a “Blueprint” to lower drug prices and reduce out of pocket costs of drugs that contains additional proposals to increase manufacturer competition, increase the negotiating power of certain federal healthcare programs, incentivize manufacturers to lower the list price of their products and reduce the out of pocket costs of drug products paid by consumers. Further, on July 24, 2020 and September 13, 2020, President Trump announced several executive orders related to prescription drug pricing that seek to implement several of the administration’s proposals. As a result, the FDA also released a final rule on September 24, 2020 providing guidance for states to build and submit importation plans for drugs from Canada. Further, on November 20, 2020, HHS finalized a regulation removing safe harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Part D, either directly or through pharmacy benefit managers, unless the price reduction is required by law. The rule also creates a new safe harbor for price reductions reflected at the point-of-sale, as well as a safe harbor for certain fixed fee arrangements between pharmacy benefit managers and manufacturers. The likelihood of implementation of any of the other Trump administration reform initiatives is uncertain, particularly in light of the recent U.S. presidential election. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. For example, since 2016, Vermont requires certain manufacturers identified by the state to justify their price increases.

We expect that these and other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and lower reimbursement, and in additional downward pressure on the price that we receive for any approved product. Any reduction in reimbursement from Medicare or other government-funded programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability or commercialize our drugs, once marketing approval is obtained. We cannot predict what healthcare reform initiatives may be adopted in the future, particularly in light of the recent presidential election. However, it is possible that there will be further legislation or regulation that could harm the business, financial condition and results of operations. Further, it is possible that additional governmental action is taken in response to the COVID-19 pandemic.

In the European Union, coverage and reimbursement status of any drug candidates for which we obtain regulatory approval are provided for by the national laws of EU Member States. The requirements may differ across the EU Member States. Also at the national level, actions have been taken to enact transparency laws regarding payments between pharmaceutical companies and health care professionals.

We face significant competition for our drug discovery and development efforts, and if we do not compete effectively, our commercial opportunities will be reduced or eliminated.

The biotechnology and pharmaceutical industries are intensely competitive and subject to rapid and significant technological change. Our drug discovery and development efforts may target diseases and conditions that are already subject to existing therapies or that are being developed by our competitors, many of which have substantially greater resources, larger research and development staffs and facilities, more experience in completing pre-clinical testing and clinical trials, and formulation, marketing and manufacturing capabilities than we do. As a result of these resources, our competitors may develop drug products that render our products obsolete or noncompetitive by developing more effective drugs or by developing their products more efficiently. Our ability to develop competitive products would be limited if our competitors succeeded in obtaining regulatory approvals for drug candidates more rapidly than we were able to or in obtaining patent protection or other intellectual property rights that limited our drug development efforts. Any drug products resulting from our research and development efforts, or from our joint efforts with collaborators or licensees, might not be able to compete successfully with our competitors’ existing and future products, or obtain regulatory approval in the United States, European Union or elsewhere. Further, we may be subject to additional competition from alternative forms of treatment, including generic or over-the-counter drugs.

Allergan plc, Galmed Pharmaceuticals Ltd. and Madrigal Pharmaceuticals are investigating product candidates in Phase III clinical trials for the treatment of NASH, while other companies have product candidates for the treatment of NASH that are in earlier stages of pre-clinical or clinical development. Intercept Pharmaceuticals, Inc. has announced that it has filed for regulatory approval with the FDA and EMA for its NASH product candidate. Other companies, including Gilead Sciences, Inc. have product candidates for the treatment of NASH that are in earlier stages of pre-clinical or clinical development. ERT is the standard of care for the treatment of MPS with current therapies being marketed by BioMarin Pharmaceuticals, Inc., Sanofi Genzyme, Shire Plc and Ultragenyx Pharmaceuticals, Inc. Additional ERTs, as well as gene therapy approaches to treating MPS, are in various stages of pre-clinical and clinical development conducted by different companies, including Abeona Therapeutics Inc., ArmaGen, Inc., Eloxx Pharmaceuticals, Inc., Sanofi Genzyme, Esteve Pharmaceuticals, S.A., Lysogene S.A., Orchard Therapeutics plc, REGENXBIO Inc., Sangamo Therapeutics, Inc. and Takeda Pharmaceutical Company Limited. In the MPS VI subtype, the MeuSix consortium is developing a gene therapy approach and is conducting a multicenter Phase I/II clinical trial to investigate the safety and efficacy of its AAV-mediated gene therapy.

Mergers and acquisitions in the pharmaceutical and biotechnology industries could result in even more resources being concentrated among a small number of our competitors. Competition may reduce the number and types of patients available to us to participate in clinical trials, particularly with respect to NASH, because some patients who might have opted to enroll in our trials may instead opt to enroll in a trial being conducted by one of our competitors.

Our product candidates may cause undesirable side effects or have other properties that could delay or prevent their regulatory approval, limit the commercial profile of an approved label, or result in significant negative consequences following marketing approval, if any.

Results of our trials could reveal a high and unacceptable severity and prevalence of certain side effects. In such an event, our trials could be suspended or terminated and the FDA, the EMA or comparable regulatory authorities could order us to cease further development of or deny approval of our product candidates for any or all targeted indications. The drug-related side effects could affect patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims. Any of these occurrences may harm our business, financial condition and prospects significantly.

If one or more of our product candidates receives marketing approval, and we or others later identify undesirable side effects caused by such products, a number of potentially significant negative consequences could result, including:

•	regulatory authorities may withdraw approvals of such product;

•	regulatory authorities may require additional warnings on the label;

•	we may be required to create a medication guide outlining the risks of such side effects for distribution to patients;

•	we could be sued and held liable for harm caused to patients; and

•	our reputation may suffer.

Any of these events could prevent us from achieving or maintaining market acceptance of the particular product candidate, if approved, and could significantly harm our business, results of operations and prospects.

Clinical trials of our product candidates may not uncover all possible adverse effects that patients may experience.

Clinical trials are conducted in representative samples of the potential patient population which may have significant variability. Clinical trials are by design based on a limited number of subjects and of limited duration for exposure to the product used to determine whether, on a potentially statistically significant basis, the planned safety and efficacy of any product candidate can be achieved. As with the results of any statistical sampling, we cannot be sure that all side effects of our product candidates may be uncovered, and it may be the case that only with a significantly larger number of patients exposed to the product candidate for a longer duration, may a more complete safety profile be identified. Further, even larger clinical trials may not identify rare serious adverse effects or the duration of such studies may not be sufficient to identify when those events may occur. There have been other products that have been approved by the regulatory authorities but for which safety concerns have been uncovered following approval. Such safety concerns have led to labelling changes or withdrawal of products from the market, and any of our product candidates may be subject to similar risks.

Although to date we have not seen evidence of significant safety concerns with our product candidates currently in clinical trials, patients treated with our products, if approved, may experience adverse reactions and it is possible that the FDA or other regulatory authorities may ask for additional safety data as a condition of, or in connection with, our efforts to obtain approval of our product candidates. If safety problems occur or are identified after our product candidates reach the market, we may, or regulatory authorities may require us to amend the labeling of our products, recall our products or even withdraw approval for our products.

We may not be able to conduct, or contract others to conduct, animal testing in the future, which could harm our research and development activities.

Certain laws and regulations relating to drug development require us to test our product candidates on animals before initiating clinical trials involving humans. Animal testing activities have been the subject of controversy and adverse publicity. Animal rights groups and other organizations and individuals have attempted to stop animal testing activities by pressing for legislation and regulation in these areas and by disrupting these activities through protests and other means. To the extent the activities of these groups are successful, our research and development activities may be interrupted or delayed.

The lack of a reliable non-invasive method for the diagnosis of NASH is likely to present a major challenge to lanifibranor’s market penetration, if ever commercialized.

Liver biopsy is the standard approach for the diagnosis of inflammation and fibrosis associated with NASH. However, the procedure-related morbidity and, in rare cases, mortality, sample errors, costs, patient discomfort and thus lack of patient interest in undergoing the procedure limit its use. As such, only patients with a high risk of NASH, which includes patients with metabolic syndrome and an indication of Non-Alcoholic Fatty Liver Disease, or NAFLD, are generally sent for liver biopsy. Because NASH tends to be asymptomatic until the disease progresses, many individuals with NASH remain undiagnosed until the disease has reached its late stages, if at all. The lack of a reliable non-invasive method for the diagnosis of NASH is likely to present a major challenge to lanifibranor’s market penetration, as many practitioners and patients may not be aware that a patient suffers from NASH and requires treatment. As such, use of lanifibranor might not be as wide-spread as our actual target market and this may limit the commercial potential of lanifibranor.

A further challenge to lanifibranor’s market penetration is that currently a liver biopsy is the standard approach for measuring improvement in NASH patients. Because it would be impractical to subject all patients that take lanifibranor, when and if it approved, to regular and repeated liver biopsies, it will be difficult to demonstrate lanifibranor’s effectiveness to practitioners and patients unless and until a reliable non-invasive method for the diagnosis and monitoring of NASH becomes available, as to which there can be no assurance.

While other companies in the industry are currently working on advancing non-invasive diagnostic approaches, none of these has been clinically validated, and the timetable for commercial validation, if at all, is uncertain. Moreover, such diagnostics may also be subject to regulation by FDA or other regulatory authorities as medical devices and may require premarket clearance or approval.

Our business could be adversely affected by the effects of health epidemics, including the recent COVID-19 pandemic, in regions where we or third parties on which we rely have significant concentrations of clinical trial sites, manufacturing facilities or other business operations. The COVID-19 pandemic could materially affect our operations, including at our headquarters in France and at our clinical trial sites, as well as the business or operations of our manufacturers, CROs or other third parties with whom we conduct business.

Our business could be adversely affected by health epidemics in regions where we have concentrations of clinical trial sites or other business operations, and could cause significant disruption in the operations of third-party manufacturers and CROs upon whom we rely. For example, in December 2019, a novel strain of coronavirus, SARS-CoV-2, causing the Coronavirus Disease 2019, or COVID-19, was reported to have surfaced in Wuhan, China. Since then, COVID-19 has spread to multiple countries, including France and several other European countries. In March 2020, the World Health Organization declared the COVID-19 outbreak a pandemic, and the U.S. government imposed travel restrictions on travel between the United States, Europe and certain other countries. We have implemented work-from-home policies for all employees. The effects of the executive order and our work-from-home policies may negatively impact productivity, disrupt our business and delay our clinical programs and timelines, the magnitude of which will depend, in part, on the length and severity of the restrictions and other limitations on our ability to conduct our business in the ordinary course. These and similar, and perhaps more severe, disruptions in our operations could negatively impact our business, operating results and financial condition.

Quarantines, shelter-in-place and similar government orders, or the perception that such orders, shutdowns or other restrictions on the conduct of business operations could occur, related to COVID-19 or other infectious diseases could impact our personnel and the personnel at third-party manufacturing facilities in the United States, the European Union and other countries.

In addition, our clinical trials may be affected by the COVID-19 pandemic. Clinical site initiation and patient enrollment may be delayed due to prioritization of hospital resources toward the COVID-19 pandemic. For example, due to COVID-19, the recruitment and screening of new patients has been suspended at the University of Florida, where an investigator-initiated Phase II NAFLD trial of lanifibranor is currently ongoing, and therefore results from this trial could be delayed. Some patients may not be able to comply with clinical trial protocols if quarantines impede patient movement or interrupt healthcare services. Similarly, our ability to recruit and retain patients and principal investigators and site staff who, as healthcare providers, may have heightened exposure to COVID-19 and adversely impact our clinical trial operations.

We may also experience delays in receiving approval from local regulatory authorities to initiate our planned clinical trials and interruption in global shipping that may affect the transport of clinical trial materials.

Furthermore, changes in local regulations as part of a response to the COVID-19 outbreak may require us to change the ways in which our clinical trials are conducted, which may result in unexpected costs, or discontinue the clinical trials altogether especially in case of delays due to necessary interactions with local regulators, ethics committees and other important agencies and contractors triggered by limitations in employee resources or forced furlough of government employees.

The spread of COVID-19, which has caused a broad impact globally, may materially affect us economically. While the potential economic impact brought by, and the duration of, COVID-19 may be difficult to assess or predict, a widespread pandemic could result in significant disruption of global financial markets, reducing our ability to access capital, which could in the future negatively affect our liquidity. In addition, a recession or market correction resulting from the spread of COVID-19 could materially affect our business and the value of our common stock.

The global pandemic of COVID-19 continues to rapidly evolve. The ultimate impact of the COVID-19 pandemic or a similar health epidemic is highly uncertain and subject to change. We do not yet know the full extent of potential delays or impacts on our business, our clinical trials, healthcare systems or the global economy as a whole. However, these effects could have a material impact on our operations, and we will continue to monitor the COVID-19 situation closely.

Risks Related to Our Reliance on Third Parties

We may not be successful in establishing development and commercialization collaborations, which could adversely affect, and potentially prohibit, our ability to develop our product candidates.

Developing pharmaceutical products, conducting clinical trials, obtaining regulatory approval, establishing manufacturing capabilities and marketing approved products are expensive. Accordingly, we have sought and may in the future seek to enter into collaborations with companies that have more resources and experience. If we are unable to obtain a collaborator for our product candidates, we may be unable to advance the development of our product candidates through late-stage clinical development and seek approval in any market. In situations where we enter into a development and commercial collaboration arrangement for a product candidate, we may also seek to establish additional collaborations for development and commercialization in territories outside of those addressed by the first collaboration arrangement for such product candidate. In addition, we may have particular difficulties in finding collaborators for lanifibranor in light of the discontinuation of development of certain PPAR agonists as a result of safety observations that may, or may be perceived to be, linked to the PPAR agonist class of drugs, which may result in delays in the commencement of any Phase III clinical trial of lanifibranor for the treatment of NASH. If we are unable to enter into any development and commercial collaborations and/or sales and marketing arrangements on acceptable terms, or at all, we may be unable to successfully develop and seek regulatory approval for our product candidates and/or effectively market and sell approved products, if any.

We may not be successful in maintaining development and commercialization collaborations, and any collaborator may not devote sufficient resources to the development or commercialization of our product candidates or may otherwise fail in development or commercialization efforts, which could adversely affect our ability to develop certain of our product candidates and our financial condition and operating results.

The collaboration arrangements that we have established, and any collaboration arrangements that we may enter into in the future, may not ultimately be successful, which could have a negative impact on our business, results of operations, financial condition and growth prospects. If we collaborate with a third party for development and commercialization of a product candidate, we can expect to relinquish some or all of the control over the future success of that product candidate to the third party. For example, in our collaboration with AbbVie Inc., or AbbVie, AbbVie is solely responsible for clinical development of any product candidates developed through the collaboration and is the owner of all intellectual property rights resulting from the collaboration. It is possible that a collaborator may not devote sufficient resources to the development or commercialization of our product candidate or may otherwise fail in development or commercialization efforts, in which event the development and commercialization of such product candidate could be delayed or terminated and our business could be substantially harmed. For example, we previously entered into a collaboration with Boehringer Ingelheim, or BI, for the development of new treatments for idiopathic pulmonary fibrosis, which ended in November 2019 following BI’s decision to prioritize other products in its portfolio. In addition, the terms of any collaboration or other arrangement that we establish may not be favorable to us or may not be perceived as favorable, which may negatively impact the trading price of our ordinary shares or ADSs. In some cases, we may be responsible for continuing development of a product candidate or research program under a collaboration and the payment we receive from our collaborator may be insufficient to cover the cost of this development. Moreover, collaborations and sales and marketing arrangements are complex and time consuming to negotiate, document and implement and they may require substantial resources to maintain.

We are subject to a number of additional risks associated with our dependence on collaborations with third parties, the occurrence of which could cause our collaboration arrangements to fail. Conflicts may arise between us and collaborators, such as conflicts concerning the interpretation of clinical data, the achievement of milestones, the interpretation of financial provisions or the ownership of intellectual property developed during the collaboration. If any such conflicts arise, a collaborator could act in its own self-interest, which may be adverse to our best interests. Any such disagreement between us and a collaborator could result in one or more of the following, each of which could delay or prevent the development or commercialization of our product candidates, and in turn prevent us from generating sufficient revenues to achieve or maintain profitability:

•	reductions in the payment of royalties or other payments we believe are due pursuant to the applicable collaboration arrangement;

•	actions taken by a collaborator inside or outside our collaboration which could negatively impact our rights or benefits under our collaboration including termination of the collaboration for convenience by the collaborator; or

•	unwillingness on the part of a collaborator to keep us informed regarding the progress of its development and commercialization activities or to permit public disclosure of the results of those activities.

If our collaborations on research and development candidates do not result in the successful development and commercialization of products or if one of our collaborators terminates its agreement with us, we may not receive any future research funding or milestone or royalty payments under the collaboration. If we do not receive the funding we expect under these agreements, the development of our product candidates could be delayed and we may need additional resources to develop product candidates.

We rely on third parties to conduct our pre-clinical studies and clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may not be able to obtain regulatory approval for or commercialize our product candidates and our business could be substantially harmed.

We have relied upon and plan to continue to rely upon CROs to monitor and manage data for our pre-clinical and clinical programs. We rely on these parties for execution of our pre-clinical studies and clinical trials, and we control only certain aspects of their activities. We and our CROs also rely upon clinical sites and investigators for the performance of our clinical trials in accordance with the applicable protocols and applicable legal, regulatory and scientific standards. Nevertheless, we are responsible for ensuring that each of our studies and trials is conducted in accordance with the applicable protocol and applicable legal and regulatory requirements and scientific standards, and our reliance on CROs as well as clinical sites and investigators does not relieve us of our regulatory responsibilities. We, our CROs, as well as the clinical sites and investigators are required to comply with current GCPs, which are regulations and guidelines enforced by the FDA, the Competent Authorities of the Member States of the European Economic Area, or EEA, and comparable regulatory authorities for all of our products in clinical development.

Regulatory authorities enforce these GCPs through periodic inspections of trial sponsors, investigators and clinical sites. If we, any of our CROs or any of the clinical sites or investigators fail to comply with applicable GCPs, the clinical data generated in our clinical trials may be deemed unreliable and the FDA, EMA or comparable regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We cannot assure you that upon inspection by a given regulatory authority, such regulatory authority will determine that any of our clinical trials comply with GCP regulations. We also cannot assure you that our CROs, as well as the clinical sites and investigators, will perform our clinical trials in accordance with the applicable protocols as well as applicable legal and regulatory requirements and scientific standards, or report the results obtained in a timely and accurate manner. Furthermore, the operations of our CROs may be constrained or disrupted by the recent COVID-19 pandemic. In addition to GCPs, our clinical trials must be conducted with product produced under cGMP regulations. While we have agreements governing activities of our CROs, we have limited influence over the actual performance of our CROs as well as the performance of clinical sites and investigators. In addition, significant portions of the clinical trials for our product candidates will be conducted outside of France, which will make it more difficult for us to monitor CROs as well as clinical sites and investigators and perform visits of our clinical sites, and will force us to rely heavily on CROs to ensure the proper and timely conduct of our clinical trials in accordance with the applicable protocols and compliance with applicable regulations, including GCPs. Failure to comply with applicable protocols and regulations in the conduct of the clinical trials for our product candidates may require us to repeat clinical trials, which would delay the regulatory approval process.

Some of our CROs have an ability to terminate their respective agreements with us if it can be reasonably demonstrated that the safety of the subjects participating in our clinical trials warrants such termination, if we make a general assignment for the benefit of our creditors or if we are liquidated.

If any of our relationships with these CROs terminate, we may not be able to enter into arrangements with alternative CROs or to do so on commercially reasonable terms. In addition, our CROs are not our employees, and except for remedies available to us under our agreements with such CROs, we cannot control whether or not they devote sufficient time and resources to our pre-clinical and clinical programs. If CROs do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced, or if the quality or accuracy of the clinical data they obtain is compromised due to the failure (including by clinical sites or investigators) to adhere to our clinical protocols, regulatory requirements or for other reasons, our clinical trials may be extended, delayed or terminated and we may not be able to obtain regulatory approval for or successfully commercialize our product candidates. As a result, our results of operations and the commercial prospects for our product candidates would be harmed, our costs could increase substantially and our ability to generate revenues could be delayed significantly.

Switching or adding additional CROs involves additional cost and requires management time and focus. In addition, there is a natural transition period when a new CRO commences work. As a result, delays may occur, which can materially impact our ability to meet our desired clinical development timelines. Though we carefully manage our relationships with our CROs, there can be no assurance that we will not encounter challenges or delays in the future or that these delays or challenges will not have a material adverse impact on our business, financial condition and prospects.

We rely completely on third parties to manufacture our pre-clinical and clinical drug supplies and we intend to rely on third parties to produce commercial supplies of any approved product candidate. Manufacturers are subject to significant regulation with respect to manufacturing our products. The manufacturing facilities on which we rely may not continue to meet regulatory requirements and may have limited capacity.

If, for any reason, we were to experience an unexpected loss of supply of our product candidates or placebo or comparator drug used in certain of our clinical trials, whether as a result of manufacturing, supply or storage issues or otherwise, we could experience delays, disruptions, suspensions or terminations of, or be required to restart or repeat, any pending or ongoing clinical trials. We do not currently have, nor do we plan to acquire, the infrastructure or capability internally to manufacture our pre-clinical and clinical drug supplies and we lack the resources and the capability to manufacture any of our product candidates on a clinical or commercial scale. The facilities used by our contract manufacturers or other third-party manufacturers to manufacture our product candidates are subject to the FDA’s, EMA’s and other comparable regulatory authorities’ pre-approval inspections that will be conducted after we submit our NDA to the FDA or the required approval documents to any other relevant regulatory authority. We do not control the implementation of the manufacturing process of, and are completely dependent on, our contract manufacturers or other third-party manufacturers for compliance with the cGMPs for manufacture of both active drug substances and finished drug products. If our contract manufacturers or other third-party manufacturers cannot successfully manufacture material that conforms to applicable specifications and the strict regulatory requirements of the FDA, EMA or others, we will not be able to secure and/or maintain regulatory approvals for our products manufactured at these facilities. In addition, we have no control over the ability of our contract manufacturers or other third-party manufacturers to maintain adequate quality control, quality assurance and qualified personnel. If the FDA, EMA or other comparable regulatory authority finds deficiencies at these facilities for the manufacture of our product candidates or if it withdraws any approval because of deficiencies at these facilities in the future, we may need to find alternative manufacturing facilities, which would significantly impact our ability to develop, obtain regulatory approval for or market our product candidates, if approved. Further, our agreements with our contract and other third-party manufacturers generally limit these parties liability to us and we therefore may not be able to obtain reimbursement for losses or damages that we incur as a result of actions by such parties.

We rely on our manufacturers to purchase from third-party suppliers the materials necessary to produce our product candidates for our clinical trials. There are a limited number of suppliers for raw materials that we use to manufacture our drugs and there may be a need to assess alternate suppliers to prevent a possible disruption of the manufacture of the materials necessary to produce our product candidates for our clinical trials, and if approved, for commercial sale. We do not have any control over the process or timing of the acquisition of these raw materials by our manufacturers. Moreover, we currently do not have any agreements for the commercial production of these raw materials. Although we generally do not begin a clinical trial unless we believe we have access to a sufficient supply of a product candidate to complete the clinical trial, any significant delay in the supply of a product candidate, or the raw material components thereof, for an ongoing clinical trial due to the need to replace a contract manufacturer or other third-party manufacturer could considerably delay completion of our clinical trials, product testing and potential regulatory approval of our product candidates. If our manufacturers or we are unable to purchase these raw materials after regulatory approval has been obtained for our product candidates, the commercial launch of our product candidates would be delayed or there would be a shortage in supply, which would impair our ability to generate revenues from the sale of our product candidates. Additionally, if we receive regulatory approval for our product candidates, we may experience unforeseen difficulties or challenges in the manufacture of our product candidates on a commercial scale compared to the manufacture for clinical purposes.

We expect to continue to depend on contract manufacturers or other third-party manufacturers for the foreseeable future. We currently obtain our supplies of finished drug product through individual purchase orders. We have not entered into long-term agreements with our current contract manufacturers or with any alternate fill/finish suppliers. Although we intend to do so prior to any commercial launch in order to ensure that we maintain adequate supplies of finished drug product, we may be unable to enter into such an agreement or do so on commercially reasonable terms, which could have a material adverse impact upon our business.

We are dependent on single-source suppliers for some of the components and materials used in, and the processes required to develop, our development candidates and investigational medicines.

We currently depend on single-source suppliers for some of the components and materials used in lanifibranor. We cannot ensure that these suppliers will remain in business, have sufficient capacity or supply to meet our needs, or that they will not be purchased by one of our competitors or another company that is not interested in continuing to work with us. Our use of single-source suppliers of raw materials, components and finished goods exposes us to several risks, including:

•	delays to the development timelines for our product candidates;

•	interruption of supply resulting from modifications to or discontinuation of a supplier’s operations;

•	delays in product shipments resulting from uncorrected defects, reliability issues, or a supplier’s variation in a component;

•	a lack of long-term supply arrangements for key components with our suppliers;

•	inability to obtain adequate supply in a timely manner, or to obtain adequate supply on commercially reasonable terms;

•	difficulty and cost associated with locating and qualifying alternative suppliers for our components in a timely manner;
32

•	production delays related to the evaluation and testing of components from alternative suppliers, and corresponding regulatory qualifications;

•	delay in delivery due to our suppliers’ prioritizing other customer orders over ours;

•	damage to our reputation caused by defective components produced by our suppliers;

•	potential price increases; and

•	delays due to the recent COVID-19 pandemic.

There are, in general, relatively few alternative sources of supply for substitute components. These vendors may be unable or unwilling to meet our future demands for our clinical trials or commercial sale.

Establishing additional or replacement suppliers for these components, materials, and processes could take a substantial amount of time and it may be difficult to establish replacement suppliers who meet regulatory requirements. Any disruption in supply from any single-source supplier could lead to supply delays or interruptions which would damage our business, financial condition, results of operations, and prospects. If we have to switch to a replacement supplier, the manufacture and delivery of our product candidates could be interrupted for an extended period, which could adversely affect our business. Establishing additional or replacement suppliers for any of the components used in our product candidates, if required, may not be accomplished quickly. If we are able to find a replacement supplier, the replacement supplier would need to be qualified and may require additional regulatory authority approval, which could result in further delay.

Any interruption or delay in the supply of components or materials, or our inability to obtain components or materials from alternate sources at acceptable prices in a timely manner, could impair our ability to meet the demand for our investigational medicines.

Manufacturing issues may arise that could increase product and regulatory approval costs or delay commercialization of our products.

As the manufacturing processes are scaled up they may reveal manufacturing challenges or previously unknown impurities that could require resolution in order to proceed with our planned clinical trials and obtain regulatory approval for the commercial marketing of our products. In the future, we may identify manufacturing issues or impurities that could result in delays in the clinical program and regulatory approval for our products, increases in our operating expenses, or failure to obtain or maintain approval for our products. Our reliance on third-party manufacturers entails risks, including the following:

•	the inability to meet our product specifications, including product formulation, and quality requirements consistently;

•	a delay or inability to procure or expand sufficient manufacturing capacity;

•	manufacturing and product quality issues, including those related to scale-up of manufacturing;

•	costs and validation of new equipment and facilities required for scale-up;

•	a failure to comply with cGMP and similar quality standards;

•	the inability to negotiate manufacturing agreements with third parties under commercially reasonable terms;

•	termination or nonrenewal of manufacturing agreements with third parties in a manner or at a time that is costly or damaging to us;

•	the reliance on a limited number of sources, and in some cases, single sources for key materials, such that if we are unable to secure a sufficient supply of these key materials, we will be unable to manufacture and sell our product candidates in a timely fashion, in sufficient quantities or under acceptable terms;
33

•	the lack of qualified backup suppliers for those materials that are currently purchased from a sole or single source supplier;

•	operations of our third-party manufacturers or suppliers could be disrupted by conditions unrelated to our business or operations, including the bankruptcy of the manufacturer or supplier;

•	disruption of the distribution of chemical supplies between the U.K. and E.U. due to the United Kingdom exiting the European Union, or Brexit;

•	carrier disruptions or increased costs that are beyond our control; and

•	the failure to deliver our products under specified storage conditions and in a timely manner.

Any of these events could lead to delays in any clinical study we may undertake, failure to obtain regulatory approval or impact our ability to successfully commercialize any product candidates. Some of these events could be the basis for FDA or other regulatory authorities’ action, including injunction, recall, seizure, or total or partial suspension of production.

Risks Related to Our Intellectual Property

If we are unable to obtain and maintain patent protection for our product candidates, or if the patent protection obtained is not sufficiently broad in scope or is non-exclusive, our competitors could develop and commercialize products and technology similar or identical to our product candidates, and our ability to successfully commercialize any product candidates we may develop may be adversely affected.

Our commercial success depends on obtaining and maintaining proprietary rights to our product candidates and other compounds in development for the treatment of NASH, MPS and other diseases, as well as successfully defending these rights against third party challenges. We will only be able to protect our product candidates and our other compounds in development, and their uses from unauthorized use by third parties to the extent that valid and enforceable patents or effectively protected trade secrets, cover them.

Our ability to obtain patent protection for our product candidates and other compounds in development is uncertain due to a number of factors, including:

•	we may not have been the first to make the inventions covered by pending patent applications or issued patents;

•	we may not have been the first to file patent applications for our product candidates or the compositions we developed or for their uses;

•	others may independently develop identical, similar or alternative products or compositions and uses thereof;

•	our disclosures in patent applications may not be sufficient to meet the statutory requirements for patentability;

•	any or all of our pending patent applications may not result in issued patents;

•	we may choose not to seek or obtain patent protection in countries that may eventually provide us a significant business opportunity;

•	any patents issued to us may not provide a basis for commercially viable products, may not provide any competitive advantages, or may be successfully challenged, narrowed, invalidated or circumvented by third parties;

•	our compositions and methods may not be patentable;

•	others may design around our patent claims to produce competitive products which fall outside of the scope of our patents; or

•	others may identify prior art or other bases which could invalidate our patents.

Even if we have or obtain patents covering our product candidates or compositions, we may still be barred from making, using and selling our product candidates or technologies because of the patent rights of others. Others may have filed, and in the future may file, patent applications covering compositions or products that are similar or identical to ours. If a patent owned by a third party covers one of our product candidates or its use, this could materially affect our ability to develop the product candidate or sell the resulting product if approved. Because patent applications in the United States are not published until 18 months from their priority date, there may be currently pending applications unknown to us that may later result in issued patents that our product candidates or compositions may infringe. Additionally, because the scope of claims in pending patent applications can change, there may be pending applications whose claims do not currently cover any of our product candidates but may be altered such that one or more of our product candidates are covered when the resulting patent issues. These patent applications may have priority over patent applications filed by us.

Moreover, even if we are able to obtain patent protection, such patent protection may be insufficient to achieve our business objectives. For example, the coverage claimed in a patent application can be significantly reduced before the patent is issued, and its scope can be reinterpreted after issuance, which could allow others develop products that are similar to, or better than, ours in a way that is not covered by the claims of our patents. Furthermore, some of our owned and in-licensed patents and patent applications are, and may in the future be, co-owned with third parties. If we are unable to obtain an exclusive license to any such third party co-owners’ interest in such patents or patent applications, such co-owners may be able to license their rights to other third parties, including our competitors, and our competitors could market competing products and technology. In addition, we may need the cooperation of any such co-owners of our patents in order to enforce such patents against third parties, and such cooperation may not be provided to us. Therefore, even if patent applications we rely on issue as patents, they may not provide us with any meaningful protection, prevent third parties from competing with us, or otherwise provide us with any competitive advantage.

Obtaining and maintaining a patent portfolio entails significant expense and resources. Part of the expense includes periodic maintenance fees, renewal fees, annuity fees, various other governmental fees on patents and/or applications due in several stages over the lifetime of patents and/or applications, as well as the cost associated with complying with numerous procedural provisions during the patent application process. We may or may not choose to pursue or maintain protection for particular inventions. In addition, there are situations in which failure to make certain payments or noncompliance with certain requirements in the patent process can result in abandonment or lapse of a patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. If we choose to forgo patent protection or allow a patent application or patent to lapse purposefully or inadvertently, our competitive position could suffer.

Moreover, in future collaborations, we may not have the right to control the preparation, filing or prosecution of patent applications, or to maintain the patents, covering technology subject to our collaboration or license agreements with third parties. In addition, in future collaborations, our counterparty may have the right to enforce the patent rights subject to the applicable agreement without our involvement or consent or to otherwise control the enforcement of such patent rights. Therefore, these patents and patent applications may not be prosecuted or enforced in a manner consistent with the best interests of our business.

Legal actions to enforce our patent rights can be expensive and may involve the diversion of significant management time. In addition, these legal actions could be unsuccessful and could also result in the invalidation of our patents or a finding that they are unenforceable. We may or may not choose to pursue litigation or other actions against those that have infringed on our patents, or used them without authorization, due to the associated expense and time commitment of monitoring these activities. If we fail to protect or to enforce our intellectual property rights successfully, our competitive position could suffer, which could harm our results of operations.

We do not have composition of matter patent protection with respect to odiparcil.

We own certain patents and patent applications with claims directed to specific methods of using odiparcil and we expect to have marketing exclusivity from the FDA and EMA for a period of seven and ten years, respectively, because odiparcil has orphan drug designation in these jurisdictions. However, composition of matter protection in the United States and elsewhere covering odiparcil has expired. We may be limited in our ability to list our patents in the FDA’s Orange Book if the use of our product, consistent with its FDA-approved label, would not fall within the scope of our patent claims. Also, our competitors may be able to offer and sell products so long as these competitors do not infringe any other patents that we (or third parties) hold, including patents with claims directed to the manufacture of odiparcil and/or method of use patents. In general, method of use patents are more difficult to enforce than composition of matter patents because, for example, of the risks that the FDA may approve alternative uses of the subject compounds not covered by the method of use patents, and others may engage in off-label sale or use of the subject compounds. Physicians are permitted to prescribe an approved product for uses that are not described in the product’s labeling. Although off-label prescriptions may infringe our method of use patents, the practice is common across medical specialties and such infringement is difficult to prevent or prosecute. FDA approval of uses that are not covered by our patents would limit our ability to generate revenue from the sale of odiparcil, if approved for commercial sale. Off-label sales would limit our ability to generate revenue from the sale of odiparcil, if approved for commercial sale.

Pharmaceutical patents and patent applications involve highly complex legal and factual questions, which, if determined adversely to us, could negatively impact our patent position.

The patent positions of biotechnology and pharmaceutical companies can be highly uncertain and involve complex legal and factual questions. The interpretation and breadth of claims allowed in some patents covering pharmaceutical compositions may be uncertain and difficult to determine, and are often affected materially by the facts and circumstances that pertain to the patented compositions and the related patent claims. The standards of the United States Patent and Trademark Office, or USPTO, the European Patent Office, and other foreign counterparts are sometimes uncertain and could change in the future.

Consequently, the issuance and scope of patents cannot be predicted with certainty. Patents, if issued, may be challenged, invalidated or circumvented. Certain U.S. patents and patent applications may also be subject to interference proceedings, and U.S. patents may be subject to reexamination proceedings, post-grant review and/or inter partes review and derivation proceedings in the USPTO. European patents and other foreign patents may be subject also to opposition or comparable proceedings in the corresponding foreign patent office, which could result in either loss of the patent or denial of the patent application or loss or reduction in the scope of one or more of the claims of the patent or patent application. In addition, such interference, reexamination, post-grant review, inter partes review and opposition proceedings may be costly. Accordingly, rights under any issued patents may not provide us with sufficient protection against competitive products or processes.

In addition, changes in or different interpretations of patent laws in the United States, Europe, and other jurisdictions may permit others to use our discoveries or to develop and commercialize our technology and products without providing any compensation to us, or may limit the number of patents or claims we can obtain. The laws of some countries do not protect intellectual property rights to the same extent as U.S. and European laws and those countries may lack adequate rules and procedures for defending our intellectual property rights. If we fail to obtain and maintain patent protection and trade secret protection of our product candidates, we could lose our competitive advantage and competition we face would increase, reducing any potential revenues and adversely affecting our ability to attain or maintain profitability.

Developments in patent law could have a negative impact on our business.

As is the case with other biopharmaceutical companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the biopharmaceutical industry involves both technological and legal complexity and is therefore costly, time consuming and inherently uncertain. Changes in either the patent laws or interpretation of the patent laws in the United States could increase the uncertainties and costs. Recent patent reform legislation in the United States and other countries, including the Leahy-Smith America Invents Act (the Leahy-Smith Act), signed into law on September 16, 2011, could increase those uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents. The Leahy-Smith Act includes a number of significant changes to U.S. patent law. These include provisions that affect the way patent applications are prosecuted, redefine prior art and provide more efficient and cost-effective avenues for competitors to challenge the validity of patents. These include allowing third-party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent by USPTO administered post-grant proceedings, including post-grant review, inter partes review, and derivation proceedings. After March 2013, under the Leahy-Smith Act, the United States transitioned to a first inventor to file system in which, assuming that the other statutory requirements are met, the first inventor to file a patent application will be entitled to the patent on an invention regardless of whether a third party was the first to invent the claimed invention. However, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

The U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. Depending on future actions by the U.S. Congress, the U.S. courts, the USPTO and the relevant law-making bodies in other countries, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

In addition to patent protection, because we operate in the highly technical field of development of therapies, we rely in part on trade secret protection in order to protect our proprietary technology and processes. However, trade secrets are difficult to protect. It is our policy to enter into confidentiality and intellectual property assignment agreements with our employees, consultants, outside scientific collaborators, sponsored researchers, and other advisors. These agreements generally require that the other party keep confidential and not disclose to third parties any confidential information developed by the party or made known to the party by us during the course of the party’s relationship with us. These agreements also generally provide that inventions conceived by the party in the course of rendering services to us will be our exclusive property. However, these agreements may not be honored and may not effectively assign intellectual property rights to us. Adequate remedies may not exist in the event of unauthorized use or disclosure of our confidential information. The disclosure of our trade secrets would impair our competitive position and may materially harm our business, financial condition and results of operations.

In addition to contractual measures, we try to protect the confidential nature of our proprietary information using physical and technological security measures. Such measures may not, for example, in the case of misappropriation of a trade secret by an employee or third party with authorized access, provide adequate protection for our proprietary information. Our security measures may not prevent an employee or consultant from misappropriating our trade secrets and providing them to a competitor, and recourse we take against such misconduct may not provide an adequate remedy to protect our interests fully. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret can be difficult, expensive, and time-consuming, and the outcome is unpredictable. In addition, courts outside the United States may be less willing to protect trade secrets, with protection varying across Europe and in other countries. Trade secrets may be independently developed by others in a manner that could prevent legal recourse by us. If any of our confidential or proprietary information, such as our trade secrets, were to be disclosed or misappropriated, or if any such information was independently developed by a competitor, our competitive position could be harmed.

We will not seek to protect our intellectual property rights in all jurisdictions throughout the world and we may not be able to adequately enforce our intellectual property rights even in the jurisdictions where we seek protection.

Filing, prosecuting and defending patents on our product candidates in all countries and jurisdictions throughout the world would be prohibitively expensive, and our intellectual property rights in some countries could be less extensive than those in the United States and Europe, assuming that rights are obtained in the United States and Europe. Furthermore, even if patents are granted based on our European patent applications, we may not choose to perfect or maintain our rights in all available European countries. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as laws in the United States and Europe. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries, or from selling or importing products made using our inventions. The statutory deadlines for pursuing patent protection in individual foreign jurisdictions are based on the priority dates of each of our patent applications.

Competitors may use our technologies in jurisdictions where we do not pursue and obtain patent protection to develop their own products and further, may export otherwise infringing products to territories where we have patent protection, but enforcement is not as strong as that in the United States and Europe. These products may compete with our products and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing. Even if we pursue and obtain issued patents in particular jurisdictions, our patent claims or other intellectual property rights may not be effective or sufficient to prevent third parties from so competing.

The laws of some foreign countries do not protect intellectual property rights to the same extent as the laws of the United States and Europe. Many companies have encountered significant problems in protecting and defending intellectual property rights in certain foreign jurisdictions. The legal systems of some countries, particularly developing countries, do not favor the enforcement of patents and other intellectual property protection, especially those relating to pharmaceuticals or biotechnologies. This could make it difficult for us to stop the infringement of our patents, if obtained, or the misappropriation of our other intellectual property rights. For example, many foreign countries have compulsory licensing laws under which a patent owner must grant licenses to third parties. In addition, many countries limit the enforceability of patents against third parties, including government agencies or government contractors. In these countries, patents may provide limited or no benefit. Patent protection must ultimately be sought on a country-by-country basis, which is an expensive and time-consuming process with uncertain outcomes. Accordingly, we may choose not to seek patent protection in certain countries, and we will not have the benefit of patent protection in such countries.

Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly, could put our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. In addition, changes in the law and legal decisions by courts in the United States, Europe and other jurisdictions may affect our ability to obtain adequate protection for our technology and the enforcement of intellectual property.

Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

We may be subject to claims by third parties asserting ownership or commercial rights to inventions we develop or obligations to make compensatory payments to employees.

Third parties may in the future make claims challenging the inventorship or ownership of our intellectual property. We have written agreements with collaborators that provide for the ownership of intellectual property arising from our collaborations. These agreements provide that we must negotiate certain commercial rights with collaborators with respect to joint inventions or inventions made by our collaborators that arise from the results of the collaboration. In some instances, there may not be adequate written provisions to address clearly the resolution of intellectual property rights that may arise from a collaboration. If we cannot successfully negotiate sufficient ownership and commercial rights to the inventions that result from our use of a third-party collaborator’s materials where required, or if disputes otherwise arise with respect to the intellectual property developed with the use of a collaborator’s samples, we may be limited in our ability to capitalize on the market potential of these inventions. In addition, we may face claims by third parties that our agreements with employees, contractors, or consultants obligating them to assign intellectual property to us are ineffective, or in conflict with prior or competing contractual obligations of assignment, which could result in ownership disputes regarding intellectual property we have developed or will develop and interfere with our ability to capture the commercial value of such inventions. Litigation may be necessary to resolve an ownership dispute, and if we are not successful, we may be precluded from using certain intellectual property, or may lose our exclusive rights in that intellectual property. Either outcome could have an adverse impact on our business.

While it is our policy to require our employees and contractors who may be involved in the development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing or obtaining such an agreement with each party who, in fact, develops intellectual property that we regard as our own. In addition, such agreements may be breached or may not be self-executing, and we may be forced to bring claims against third parties, or defend claims they may bring against us, to determine the ownership of what we regard as our intellectual property. If we fail in prosecuting or defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel.

Third parties may assert that our employees or consultants have wrongfully used or disclosed confidential information or misappropriated trade secrets.

We employ individuals who were previously employed at universities, pharmaceutical companies or biopharmaceutical companies, including our competitors or potential competitors. Although we try to ensure that our employees and consultants do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or our employees, consultants or independent contractors have inadvertently or otherwise used or disclosed intellectual property, including trade secrets or other proprietary information, of a former employer or other third parties. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

A dispute concerning the infringement or misappropriation of our proprietary rights or the proprietary rights of others could be time consuming and costly, and an unfavorable outcome could harm our business.

Our success will depend in part on our ability to operate without infringing the intellectual property and proprietary rights of third parties. We cannot assure you that our business, products and methods do not or will not infringe the patents or other intellectual property rights of third parties.

There is significant litigation in the pharmaceutical industry regarding patent and other intellectual property rights. While we are not currently subject to any pending intellectual property litigation, and are not aware of any such threatened litigation, we may be exposed to future litigation by third parties based on claims that our product candidates, technologies or activities infringe the intellectual property rights of others. If our development activities are found to infringe any such intellectual property rights, we may have to pay significant damages or seek licenses to such rights. For example, a patentee could prevent us from using the patented drugs or compositions. We may need to resort to litigation to enforce a patent issued to us, to protect our trade secrets, or to determine the scope and validity of third-party proprietary rights. From time to time, we may hire scientific personnel or consultants formerly employed by other companies involved in one or more areas similar to the activities conducted by us. Either we or these individuals may be subject to allegations of trade secret misappropriation or other similar claims as a result of prior affiliations. Even if we are successful in these proceedings, we may incur substantial costs and divert management time and attention in pursuing these proceedings, which could have a material adverse effect on us. If we are unable to avoid infringing the rights of others, we may be required to seek a license, defend an infringement action or challenge the validity of such rights in court, or redesign our products. Patent and other intellectual property litigation is costly and time consuming. We may not have sufficient resources to bring these actions to a successful conclusion. Any adverse ruling or perception of an adverse ruling in defending ourselves against these claims could have a material adverse impact on our cash position and the price of our ordinary shares or ADSs. Any legal action against us or our collaborators could lead to:

•	payment of substantial damages for past use of the asserted intellectual property and potentially treble damages, if we are found to have willfully infringed a party’s patent rights;

•	injunctive or other equitable relief that may effectively block our ability to further develop, commercialize, and sell our product candidates; or

•	us or our collaborators having to enter into license arrangements that may not be available on commercially acceptable terms, if at all, all of which could have a material adverse impact on our cash position and business and financial condition. As a result, we could be prevented from commercializing current or future product candidates.

Any of these risks coming to fruition could have a material adverse effect on our business, results of operations, financial condition and prospects.

Issued patents covering our product candidates could be found to be invalid or unenforceable if challenged in court.

If we or one of our licensing partners initiated legal proceedings against a third party to enforce a patent covering our product candidate, the defendant could counterclaim that the patent covering our product candidate is invalid and/or unenforceable. In patent litigation, defendant counterclaims alleging invalidity and/or unenforceability are commonplace. Grounds for a validity challenge include alleged failures to meet any of several statutory requirements in most jurisdictions, including lack of novelty, obviousness or non-enablement. In the United States, grounds for unenforceability assertions include allegations that someone connected with prosecution of the patent withheld relevant information from the USPTO, or made a misleading statement, during prosecution. Third parties may also raise similar claims before administrative bodies in the United States or abroad, even outside the context of litigation. Such mechanisms include re-examination, post grant review and equivalent proceedings in foreign jurisdictions (e.g., opposition proceedings). Such proceedings could result in revocation or amendment of our patents in such a way that they no longer cover our product candidates or competitive products. The outcome following legal assertions of invalidity and unenforceability is unpredictable. With respect to validity, for example, we cannot be certain that there is no invalidating prior art, of which we and the patent examiner were unaware during prosecution. If a defendant were to prevail on a legal assertion of invalidity and/or unenforceability, we would lose at least part, and perhaps all, of the patent protection on our product candidates. Such a loss of patent protection would have a material adverse impact on our business.

Patent terms may be inadequate to protect our competitive position on our product candidates for an adequate amount of time.

Given the amount of time required for the development, testing and regulatory review of new product candidates such as lanifibranor, patents protecting such candidates might expire before or shortly after such candidates are commercialized. We expect to seek extensions of patent terms in the United States and, if available, in other countries where we are prosecuting patents. In the United States, the Drug Price Competition and Patent Term Restoration Act of 1984 permits extension of the term of one U.S. patent that includes at least one claim covering the composition of matter of an FDA-approved drug, an FDA-approved method of treatment using the drug and/or a method of manufacturing the FDA-approved drug. The extended patent term cannot exceed the shorter of five years beyond the non-extended expiration of the patent or 14 years from the date of the FDA approval of the drug. However, the applicable authorities, including the FDA and the USPTO in the United States, and any equivalent regulatory authority in other countries, may not agree with our assessment of whether such extensions are available, and may refuse to grant extensions to our patents, or may grant more limited extensions than we request. Further, we may not elect to extend the most beneficial patent to us or the claims underlying the patent that we choose to extend could be invalidated. If any of the foregoing occurs, our competitors may be able to take advantage of our investment in development and clinical trials by referencing our clinical and pre-clinical data and launch their drug earlier than might otherwise be the case.

Intellectual property rights do not address all potential threats to any competitive advantage we may have.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations, and intellectual property rights may not adequately protect our business or permit us to maintain our competitive advantage. The following examples are illustrative:

•	Others may be able to make compounds that are the same as or similar to our current or future product candidates but that are not covered by the claims of the patents that we own or have exclusively licensed.

•	We or any of our licensors or collaborators might not have been the first to make the inventions covered by the issued patent or pending patent application that we own or have exclusively licensed.

•	We or any of our licensors or collaborators might not have been the first to file patent applications covering certain of our inventions.

•	Others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our intellectual property rights.

•	The prosecution of our pending patent applications may not result in granted patents.

•	Granted patents that we own or have exclusively licensed may not provide us with any competitive advantages, or may be held invalid or unenforceable, as a result of legal challenges by our competitors.

•	Patent protection on our product candidates may expire before we are able to develop and commercialize the product, or before we are able to recover our investment in the product

•	Our competitors might conduct research and development activities in the United States and other countries that provide a safe harbor from patent infringement claims for such activities, as well as in countries in which we do not have patent rights, and may then use the information learned from such activities to develop competitive products for sale in markets where we intend to market our product candidates.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

Our registered or unregistered trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names, which we need to build name recognition by potential collaborators or customers in our markets of interest. For example, we have not yet registered our company name as a trademark with the U.S. Patent and Trademark Office. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected. In addition, some of our trademarks may conflict with trademarks of others. In the event of a conflict, a third party could bring claims against us that could cause us to incur substantial expenses or restrict our ability to use certain marks. Any of the foregoing could have an adverse effect on our business.

Risks Related to Our Organization, Structure and Operation

Our future success depends on our ability to retain the members of our management and to attract, retain and motivate qualified personnel. If we are not successful in attracting and retaining highly qualified personnel, we may not be able to successfully implement our business strategy.

Our industry has experienced a high rate of turnover of management personnel in recent years. Our ability to compete in the highly competitive biotechnology and pharmaceutical industries depends upon our ability to attract and retain highly qualified managerial, scientific and medical personnel. We are highly dependent on our management, scientific and medical personnel, especially our executive officers: Frédéric Cren, our Chief Executive Officer, and Pierre Broqua, our Deputy Chief Executive Officer and Chief Scientific Officer, whose services are critical to the successful implementation of our product candidate acquisition, development and regulatory strategies. We are not aware of any present intention of any of these individuals to leave our company. Although we maintain “key man” insurance with respect to certain of our key employees, this insurance may be insufficient to compensate us for the losses we may incur if we no longer have the services of such key employees. In order to induce valuable employees to continue their employment with us, we have provided founder’s share warrants (bons de souscription de parts de créateur d’entreprise), share warrants (bons de souscription d’actions) and free shares (actions gratuites) that vest over time. The value to employees of such warrants and free shares that vest over time is significantly affected by movements in our share price that are beyond our control, and may at any time be insufficient to counteract more lucrative offers from other companies.

Despite our efforts to retain valuable employees, members of our management, scientific and development teams may terminate their employment with us. The loss of the services of any of the members of management or other key employees and our inability to find suitable replacements could harm our business, financial condition and prospects. Our success also depends on our ability to continue to attract, retain and motivate highly skilled junior, mid-level, and senior managers as well as junior, mid-level, and senior scientific and medical personnel.

We may not be able to attract or retain qualified management and scientific personnel in the future due to the intense competition for a limited number of qualified personnel among biopharmaceutical, biotechnology, pharmaceutical and other businesses. Many of the other pharmaceutical companies that we compete against for qualified personnel have greater financial and other resources, different risk profiles and a longer history in the industry than we do. They also may provide more diverse opportunities and better chances for career advancement. Some of these characteristics may be more appealing to high quality candidates than what we have to offer. If we are unable to continue to attract and retain high quality personnel, the rate and success at which we can develop and commercialize product candidates will be limited.

If we fail to manage our growth effectively, our ability to develop and commercialize products could suffer.

We expect that if our drug discovery efforts continue to generate drug candidates, our clinical drug candidates continue to progress in development, and we continue to build our development, medical and commercial organizations, we will require significant additional investment in personnel, management and resources. Our ability to achieve our research, development and commercialization objectives depends on our ability to respond effectively to these demands and expand our internal organization, systems, controls and facilities to accommodate additional anticipated growth. If we are unable to manage our growth effectively, our business could be harmed and our ability to execute our business strategy could suffer.

If product liability lawsuits are brought against us, we may incur substantial liabilities and may be required to limit commercialization of any of our product candidates, if approved.

We face an inherent risk of product liability as a result of the clinical testing of our product candidates and will face an even greater risk if we commercialize any products. For example, we may be sued if any product we develop allegedly causes injury or is found to be otherwise unsuitable during product testing, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability and a breach of warranties. Physicians and patients may not comply with any warnings that identify known potential adverse effects and patients who should not use our products. Claims could also be asserted under state consumer protection acts. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to stop development or, if approved, limit commercialization of our product candidates. Even successful defense would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in:

•	delay or termination of clinical trials;

•	injury to our reputation;

•	withdrawal of clinical trial participants;

•	initiation of investigations by regulators;

•	costs to defend the related litigation;

•	a diversion of management’s time and our resources;

•	substantial monetary awards to trial participants or patients;

•	decreased demand for our product candidates;

•	product recalls, withdrawals or labeling, marketing or promotional restrictions;

•	loss of revenues from product sales; and

•	the inability to commercialize any our product candidates, if approved.

Our inability to obtain and retain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims could prevent or inhibit the development or commercialization of our product candidates. We currently carry clinical trial liability insurance at levels which we believe are appropriate for our clinical trials. Although we maintain such insurance, any claim that may be brought against us could result in a court judgment or settlement in an amount that is not covered, in whole or in part, by our insurance or that is in excess of the limits of our insurance coverage. Our insurance policies also have various exclusions, and we may be subject to a product liability claim for which we have no coverage. We will have to pay any amounts awarded by a court or negotiated in a settlement that exceed our coverage limitations or that are not covered by our insurance, and we may not have, or be able to obtain, sufficient capital to pay such amounts.

Risks from the improper conduct of employees, agents, contractors, or collaborators could adversely affect our reputation and our business, prospects, operating results, and financial condition.

We cannot ensure that our compliance controls, policies, and procedures will in every instance protect us from acts committed by our employees, agents, contractors, or collaborators that would violate the laws or regulations of the jurisdictions in which we operate, including, without limitation, healthcare, employment, foreign corrupt practices, environmental, competition, and patient privacy and other privacy laws and regulations. Such improper actions could subject us to civil or criminal investigations, and monetary and injunctive penalties, and could adversely impact our ability to conduct business, operating results, and reputation.

In particular, our business activities may be subject to the Foreign Corrupt Practices Act, or FCPA, and similar anti-bribery or anti-corruption laws, regulations or rules of other countries in which we operate, including the U.K. Bribery Act. The FCPA generally prohibits offering, promising, giving, or authorizing others to give anything of value, either directly or indirectly, to a non-U.S. government official in order to influence official action, or otherwise obtain or retain business. The FCPA also requires public companies to make and keep books and records that accurately and fairly reflect the transactions of the corporation and to devise and maintain an adequate system of internal accounting controls. Our business is heavily regulated and therefore involves significant interaction with public officials, including officials of non-U.S. governments. Additionally, in many other countries, the health care providers who prescribe pharmaceuticals are employed by their government, and the purchasers of pharmaceuticals are government entities; therefore, our dealings with these prescribers and purchasers are subject to regulation under the FCPA. Recently the SEC and Department of Justice have increased their FCPA enforcement activities with respect to pharmaceutical companies. There is no certainty that all of our employees, agents, contractors, or collaborators, or those of our affiliates, will comply with all applicable laws and regulations, particularly given the high level of complexity of these laws. Violations of these laws and regulations could result in significant administrative, civil and criminal fines and sanctions against us, our officers, or our employees, the closing down of our facilities, requirements to obtain export licenses, cessation of business activities in sanctioned countries, exclusion from participation in federal healthcare programs including Medicare and Medicaid, implementation of compliance programs, integrity oversight and reporting obligations, and prohibitions on the conduct of our business. Any such violations could include prohibitions on our ability to offer our products in one or more countries and could materially damage our reputation, our brand, our international expansion efforts, our ability to attract and retain employees, and our business, prospects, operating results and financial condition.

We could be subject to liabilities under environmental, health and safety laws or regulations, or fines, penalties or other sanctions, if we fail to comply with such laws or regulations or otherwise incur costs that could have a material adverse effect on the success of our business.

We are subject to numerous French and U.S. federal, state, local and foreign environmental, health and safety laws, regulations, and permitting requirements, including those governing laboratory procedures, decontamination activities and the handling, transportation, use, remediation, storage, treatment and disposal of hazardous materials and wastes. Our operations involve the use of hazardous and flammable materials, including chemicals, radioactive isotopes and biological materials and produce hazardous waste products. We generally contract with third parties for the disposal of these materials and wastes. We cannot eliminate the risk of contamination or injury from these materials or wastes either at our sites or at third party disposal sites. In the event of such contamination or injury, we could be held liable for any resulting damages, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties. Although we maintain workers’ compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials or other work-related injuries, this insurance may not provide adequate coverage against potential liabilities.

In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws, regulations or permitting requirements. These current or future laws, regulations and permitting requirements may impair our research, development or production efforts. Failure to comply with these laws, regulations and permitting requirements also may result in substantial fines, penalties or other sanctions.

Failure to comply with health and data protection laws and regulations could lead to government enforcement actions (which could include civil or criminal penalties), private litigation, and/or adverse publicity and could negatively affect our operating results and business.

We and any potential collaborators may be subject to federal, state, and foreign data protection laws and regulations (i.e., laws and regulations that address privacy and data security). In the United States, numerous federal and state laws and regulations, including federal health information privacy laws, state data breach notification laws, state health information privacy laws, and federal and state consumer protection laws (e.g., Section 5 of the Federal Trade Commission Act), that govern the collection, use, disclosure and protection of health-related and other personal information could apply to our operations or the operations of our collaborators. In addition, we may obtain health information from third parties (including research institutions from which we obtain clinical trial data) that are subject to privacy and security requirements under federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH. Depending on the facts and circumstances, we could be subject to civil, criminal, and administrative penalties if we violate HIPAA.

Several foreign jurisdictions, including the European Union, or the EU, its member states, the United Kingdom and Australia, among others, have adopted legislation and regulations that increase or change the requirements governing the collection, use, disclosure and transfer of the personal information of individuals in these jurisdictions. In the United States, the state of California enacted legislation, the California Consumer Protection Act, or CCPA, effective January 1, 2020, that increases the requirements governing the collection, use, disclosure and transfer of the personal information of individuals in the state of California. These laws and regulations are complex and change frequently, at times due to changes in political climate, and existing laws and regulations are subject to different and conflicting interpretations, which adds to the complexity of processing personal data from these jurisdictions. These laws have the potential to increase costs of compliance, risks of noncompliance and penalties for noncompliance.

The Regulation (EU) 2016/679, known as the General Data Protection Regulation, or GDPR, as well as EU Member State implementing legislations, apply to the collection and processing of personal data, including health-related information, by companies located in the EU, or in certain circumstances, by companies located outside of the EU and processing personal information of individuals located in the EU.

These laws impose strict obligations on the ability to process personal data, including health-related information, in particular in relation to their collection, use, disclosure and transfer. These include several requirements relating to (1) obtaining, in some situations, the consent of the individuals to whom the personal data relates, (2) the information provided to the individuals about how their personal information is used, (3) ensuring the security and confidentiality of the personal data, (4) the obligation to notify regulatory authorities and affected individuals of personal data breaches, (5) extensive internal privacy governance obligations, and (6) obligations to honor rights of individuals in relation to their personal data (for example, the right to access, correct and delete their data). The GDPR prohibits the transfer of personal data to countries outside of the European Economic Area, or EEA, such as the United States, which are not considered by the European Commission to provide an adequate level of data protection. Switzerland has adopted similar restrictions. Although there are legal mechanisms to allow for the transfer of personal data from the EEA and Switzerland to the United States, they are subject to legal challenges and uncertainty about compliance with EU data protection laws remains.

Also, in certain countries, in particular France, the conduct of clinical trials is subject to compliance with specific provisions of the Act No.78-17 of 6 January 1978 on Information Technology, Data Files and Civil Liberties, as amended, and in particular Section 3 of the Chapter III of the Title II relating to the processing of personal data in the health sector. These provisions require, among others, the filing of compliance undertakings with “standard methodologies” adopted by the French Data Protection Authority (the CNIL), or, if not complying, obtaining a specific authorization from the CNIL.

Potential pecuniary fines for noncompliant companies may be up to the greater of €20 million or 4% of annual global revenue. The GDPR has increased our responsibility and liability in relation to personal data that we process, and we may be required to put in place additional potential mechanisms to ensure compliance with the new EU data protection rules.

Compliance with U.S. and international data protection laws and regulations could require us to take on more onerous obligations in our contracts, restrict our ability to collect, use and disclose data, or in some cases, impact our ability to operate in certain jurisdictions. Failure to comply with these laws and regulations could result in government enforcement actions (which could include civil, criminal and administrative penalties), private litigation, and/or adverse publicity and could negatively affect our operating results and business. Moreover, clinical trial subjects, employees and other individuals about whom we or our potential collaborators obtain personal information, as well as the providers who share this information with us, may limit our ability to collect, use and disclose the information. Claims that we have violated individuals’ privacy rights, failed to comply with data protection laws, or breached our contractual obligations, even if we are not found liable, could be expensive and time-consuming to defend and could result in adverse publicity that could harm our business.

Our current and future operations are subject to applicable fraud and abuse, transparency, government price reporting, and other healthcare laws and regulations. If we are unable to comply, or have not fully complied, with such laws, we could face substantial penalties.

Healthcare providers, physicians and third-party payors will play a primary role in the recommendation and prescription of any future drug candidates we may develop and any drug candidates for which we obtain marketing approval. Our current and future arrangements with healthcare providers, physicians, third-party payors and customers may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may affect the business or financial arrangements and relationships through which we would market, sell and distribute our products. Even though we do not and will not control referrals of healthcare services or bill directly to Medicare, Medicaid or other third-party payors, federal and state healthcare laws and regulations pertaining to fraud and abuse and patients’ rights are and will be applicable to our business. The laws that may affect our ability to operate include, but are not limited to:

The federal Anti-Kickback Statute, which prohibits any person or entity from, among other things, knowingly and willfully soliciting, receiving, offering or paying any remuneration, directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of an item or service reimbursable, in whole or in part, under a federal healthcare program, such as the Medicare and Medicaid programs. The term “remuneration” has been broadly interpreted to include anything of value. The federal Anti-Kickback Statute has also been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers, and formulary managers on the other hand. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution.

•	Federal civil and criminal false claims laws, such as the False Claims Act, or FCA, which can be enforced by private citizens through civil qui tam actions and civil monetary penalty laws, prohibit individuals or entities from, among other things, knowingly presenting, or causing to be presented, false, fictitious or fraudulent claims for payment of federal funds, and knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim to avoid, decrease or conceal an obligation to pay money to the federal government. For example, pharmaceutical companies have been prosecuted under the FCA in connection with their alleged off-label promotion of drugs, purportedly concealing price concessions in the pricing information submitted to the government for government price reporting purposes, and allegedly providing free product to customers with the expectation that the customers would bill federal health care programs for the product. In addition, a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the FCA. As a result of a modification made by the Fraud Enforcement and Recovery Act of 2009, a claim includes “any request or demand” for money or property presented to the U.S. government. In addition, manufacturers can be held liable under the FCA even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims.
44

•	HIPAA, among other things, imposes criminal liability for executing or attempting to execute a scheme to defraud any healthcare benefit program, including private third-party payors, knowingly and willfully embezzling or stealing from a healthcare benefit program, willfully obstructing a criminal investigation of a healthcare offense, and creates federal criminal laws that prohibit knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement or representation, or making or using any false writing or document knowing the same to contain any materially false, fictitious or fraudulent statement or entry in connection with the delivery of or payment for healthcare benefits, items or services.

•	HIPAA, as amended by HITECH, and their implementing regulations, which impose privacy, security and breach reporting obligations with respect to individually identifiable health information upon entities subject to the law, such as health plans, healthcare clearinghouses and certain healthcare providers, known as covered entities, and their respective business associates and their subcontractors that perform services for them that involve individually identifiable health information. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in U.S. federal courts to enforce HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions.

•	Federal and state consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers.

•	The federal transparency requirements under the Physician Payments Sunshine Act, created under the Affordable Care Act, which requires, among other things, certain manufacturers of drugs, devices, biologics and medical supplies reimbursed under Medicare, Medicaid, or the Children’s Health Insurance Program to report to CMS information related to payments and other transfers of value provided to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals and physician ownership and investment interests, including such ownership and investment interests held by a physician’s immediate family members. Beginning in 2022, applicable manufacturers also will be required to report such information regarding its relationships with physician assistants, nurse practitioners, clinical nurse specialists, certified registered nurse anesthetists, anesthesiologist assistants and certified nurse midwives during the previous year.

•	State and foreign law equivalents of each of the above federal laws, such as anti-kickback and false claims laws, that may impose similar or more prohibitive restrictions, and may apply to items or services reimbursed by non-governmental third-party payors, including private insurers.

•	State and foreign laws that require pharmaceutical companies to implement compliance programs, comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, or to track and report gifts, compensation and other remuneration provided to physicians and other health care providers, marketing expenditures and/or drug pricing, state and local laws that require the registration of pharmaceutical sales representatives and other federal, state and foreign laws that govern the privacy and security of health information or personally identifiable information in certain circumstances, including state health information privacy and data breach notification laws which govern the collection, use, disclosure, and protection of health-related and other personal information, many of which differ from each other in significant ways and often are not pre-empted by HIPAA, thus requiring additional compliance efforts.

We have entered into consulting and scientific advisory board arrangements with physicians and other healthcare providers, including some who could influence the use of our drug candidates, if approved. Because of the complex and far-reaching nature of these laws, regulatory agencies may view these transactions as prohibited arrangements that must be restructured, or discontinued, or for which we could be subject to other significant penalties. We could be adversely affected if regulatory agencies interpret our financial relationships with providers who may influence the ordering and use of our drug candidates, if approved, to be in violation of applicable laws.

The scope and enforcement of each of these laws is uncertain and subject to rapid change in the current environment of healthcare reform. Federal and state enforcement bodies have recently increased their scrutiny of interactions between healthcare companies and healthcare providers, which has led to a number of investigations, prosecutions, convictions and settlements in the healthcare industry. Responding to investigations can be time-and resource-consuming and can divert management’s attention from the business. Any such investigation or settlement could increase our costs or otherwise have an adverse effect on our business.

Ensuring that our business arrangements with third parties comply with applicable healthcare laws and regulations will likely be costly. If our operations are found to be in violation of any of these laws or any other current or future governmental laws and regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, exclusion from government funded healthcare programs, such as Medicare and Medicaid, contractual damages, reputational harm, diminished profits and future earnings, additional reporting obligations and oversight if we become subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws, and the curtailment or restructuring of our operations, any of which could substantially disrupt our operations. If any of the physicians or other healthcare providers or entities with whom we expect to do business is found to be not in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs.

We must maintain effective internal control over financial reporting, and if we are unable to do so, the accuracy and timeliness of our financial reporting may be adversely affected, which could have a material adverse effect on our business, investor confidence and market price.

We must maintain effective internal control over financial reporting in order to accurately and timely report our results of operations and financial condition. In addition, as a U.S. public company, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, requires, among other things, that we assess the effectiveness of our disclosure controls and procedures annually and the effectiveness of our internal control over financial reporting at the end of each fiscal year. We anticipate being first required to issue management’s annual report on internal control over financial reporting, pursuant to Section 404 of the Sarbanes-Oxley Act, in connection with issuing our financial statements as of and for the year ending December 31, 2021.

The rules governing the standards that must be met for our management to assess our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act are complex and require significant documentation, testing and possible remediation. These stringent standards require that our audit committee be advised and regularly updated on management’s review of internal control over financial reporting. We plan to design, implement and test our internal control over financial reporting in order to comply with this obligation. This process will be time-consuming, costly and complicated. In addition, our independent registered public accounting firm will be required to attest to the effectiveness of our internal controls over financial reporting beginning with our annual report following the date on which we are no longer an “emerging growth company,” which will occur upon the earliest of: (1) the last day of the fiscal year in which we have total annual gross revenue of $1.07 billion or more; (2) December 31, 2025; (3) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years; and (4) the date on which we are deemed to be a large accelerated filer under the rules of the SEC. Our management may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements that will be applicable to us as a U.S. public company. If we fail to staff our accounting and finance function adequately or maintain internal control over financial reporting adequate to meet the demands that will be placed upon us as a U.S. public company, including the requirements of the Sarbanes-Oxley Act, our business and reputation may be harmed and the price of our ordinary shares or ADSs may decline.

Furthermore, investor perceptions of us may be adversely affected, which could cause a decline in the market price of our ordinary shares or ADSs.

Our information technology systems could face serious disruptions that could adversely affect our business.

The United States federal and various state and foreign governments have adopted or proposed requirements regarding the collection, distribution, use, security, and storage of personally identifiable information and other data relating to individuals, and federal and state consumer protection laws are being applied to enforce regulations related to the collection, use, and dissemination of data. Despite the implementation of security measures, our information technology and other internal infrastructure systems, including corporate firewalls, servers, leased lines and connection to the Internet, face the risk of systemic failure that could disrupt our operations. If such an event were to occur and cause significant disruption in the availability of our information technology and other internal infrastructure systems, or result in the unauthorized disclosure of or access to personally identifiable information or individually identifiable health information (violating certain privacy laws such as GDPR), it could cause interruptions in our collaborations and delays in our research and development work. Some of the federal, state and foreign government requirements include obligations of companies to notify individuals of security breaches involving particular personally identifiable information, which could result from breaches experienced by us or by our vendors, contractors, or organizations with which we have formed strategic relationships. Even though we may have contractual protections with such vendors, contractors, or other organizations, notifications and follow-up actions related to a security breach could impact our reputation, cause us to incur significant costs, including legal expenses, harm customer confidence, hurt our expansion into new markets, cause us to incur remediation costs, or cause us to lose existing customers. The loss of product development or clinical trial data could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability and our development programs and the development of our product candidates could be delayed, and we could be subject to significant fines, penalties or liabilities for any noncompliance to certain privacy and security laws.

Business interruptions could delay us in the process of developing our product candidates.

Loss of our laboratory facilities through fire or other causes could have an adverse effect on our ability to continue to conduct our business. We currently have insurance coverage to compensate us for such business interruptions; however, such coverage may prove insufficient to fully compensate us for the damage to our business resulting from any significant property or casualty loss to our facilities.

We may undertake strategic acquisitions in the future and any difficulties from integrating such acquisitions could adversely affect our share price, operating results and results of operations.

We may acquire companies, businesses and products that complement or augment our existing business. We may not be able to integrate any acquired business successfully or operate any acquired business profitably. Integrating any newly acquired business could be expensive and time-consuming. Integration efforts often take a significant amount of time, place a significant strain on managerial, operational and financial resources, result in loss of key personnel and could prove to be more difficult or expensive than we predict. The diversion of our management’s attention and any delay or difficulties encountered in connection with any future acquisitions we may consummate could result in the disruption of our on-going business or inconsistencies in standards and controls that could negatively affect our ability to maintain third-party relationships. Moreover, we may need to raise additional funds through public or private debt or equity financing, or issue additional shares, to acquire any businesses or products, which may result in dilution for shareholders or the incurrence of indebtedness.

As part of our efforts to acquire companies, business or product candidates or to enter into other significant transactions, we conduct business, legal and financial due diligence with the goal of identifying and evaluating material risks involved in the transaction. Despite our efforts, we ultimately may be unsuccessful in ascertaining or evaluating all such risks and, as a result, might not realize the intended advantages of the transaction. If we fail to realize the expected benefits from acquisitions we may consummate in the future or have consummated in the past, whether as a result of unidentified risks or liabilities, integration difficulties, regulatory setbacks, litigation with current or former employees and other events, our business, results of operations and financial condition could be adversely affected. If we acquire product candidates, we will also need to make certain assumptions about, among other things, development costs, the likelihood of receiving regulatory approval and the market for such product candidates. Our assumptions may prove to be incorrect, which could cause us to fail to realize the anticipated benefits of these transactions.

In addition, we will likely experience significant charges to earnings in connection with our efforts, if any, to consummate acquisitions. For transactions that are ultimately not consummated, these charges may include fees and expenses for investment bankers, attorneys, accountants and other advisors in connection with our efforts. Even if our efforts are successful, we may incur, as part of a transaction, substantial charges for closure costs associated with elimination of duplicate operations and facilities and acquired in-process research and development charges. In either case, the incurrence of these charges could adversely affect our results of operations for particular periods.

Our international operations subject us to various risks, and our failure to manage these risks could adversely affect our results of operations.

We face significant operational risks as a result of doing business internationally, such as:

•	fluctuations in foreign currency exchange rates;

•	Differing payor reimbursement regimes, governmental payors or patient self-pay systems and price controls;

•	potentially adverse and/or unexpected tax consequences, including penalties due to the failure of tax planning or due to the challenge by tax authorities on the basis of transfer pricing and liabilities imposed from inconsistent enforcement;

•	potential changes to the accounting standards, which may influence our financial situation and results;

•	becoming subject to the different, complex and changing laws, regulations and court systems of multiple jurisdictions and compliance with a wide variety of foreign laws, treaties and regulations;

•	changes in a specific country’s or region’s political or economic conditions, including in the United Kingdom as a result of Brexit;

•	reduced protection of, or significant difficulties in enforcing, intellectual property rights in certain countries;

•	difficulties in attracting and retaining qualified personnel;

•	restrictions imposed by local labor practices and laws on our business and operations, including unilateral cancellation or modification of contracts;

•	rapid changes in global government, economic and political policies and conditions, political or civil unrest or instability, terrorism or epidemics and other similar outbreaks or events, and potential failure in confidence of our suppliers or customers due to such changes or events; and

•	tariffs, trade protection measures, import or export licensing requirements, trade embargoes and other trade barriers.

If we are unable to use tax loss carryforwards and/or tax credits to reduce future taxable income or benefit from favorable tax legislation, our business, results of operations and financial condition may be adversely affected.

At December 31, 2020, we had cumulative carry forward tax losses of €138.6 million in France. These are available to carry forward and offset against future taxable income for an indefinite period in France. If we are unable to use tax loss carryforwards to reduce future taxable income, our business, results of operations and financial condition may be adversely affected. In France, the use of these carry forward tax losses is capped at €1 million annually, plus 50% of the fraction of profits exceeding this limit. The unutilized balance of these tax losses can be carried forward to subsequent years and set-off under the same conditions without any time limits. However, it is possible that future fiscal changes could limit our ability to utilize the balance of any tax loses, which could adversely affect our results.

As a company active in research and development in France, we have benefited from certain research and development incentives including, for example, the French research tax credit (credit d’impôt recherche), or CIR. These tax credits can be used to offset French corporate income tax due. The excess portion beyond that used to offset corporate income tax due is generally refunded in cash at the end of a three-year fiscal period; however, as long as we are considered a small or medium-sized entity (petite ou moyenne entreprise) in France, the CIR tax credit is refundable in the fiscal year after it is generated, provided that we comply with eligibility requirements. The research and development incentives are calculated based on the amount of eligible research and development expenditures. The French CIR tax credit amounted to €4.8 million for the year ended December 31, 2020. In addition, the French tax authorities have audited in the past, and may again audit in the future, research and development programs in respect of which a tax credit has been claimed in order to assess whether it qualifies for the tax credit regime. The tax authorities may challenge our eligibility for, or our calculation of, certain tax reductions and/or deductions in respect of our research and development activities and expenditures, and should the French tax authorities be successful, we may be liable for additional corporate income tax, and penalties and interest related thereto, which could have a significant impact on our results of operations and future cash flows. For example, in August 2018, we received a collection notice in the amount of €1.9 million, including penalties and late payment interest, related to our CIRs for the 2013, 2014 and 2015 taxable years. On January 7, 2020, we initiated mediation with respect to the CIR reassessment for the 2013, 2014 and 2015 taxable years and received the mediator's response on January 28, 2021 waiving €0.3 million corresponding to the part of the dispute related to the subcontracting expenses in consideration of the recent changes in the jurisprudence and the last decision of the Council of State in July 2020 on the eligibility of subcontracting expenses in the evaluation of the research tax credit. As such, the initial provision has been reassessed from €0.4 million to €1.5 million as of December 31, 2020. Furthermore, if the French government decides to eliminate, or reduce the scope or the rate of, the research and development incentive benefit, either of which it could decide to do at any time, our results of operations could be adversely affected.

We may be exposed to significant foreign exchange risk.

We incur portions of our expenses, and may in the future derive revenues, in currencies other than the euro, in particular, the U.S. dollar. As a result, we are exposed to foreign currency exchange risk as our results of operations and cash flows are subject to fluctuations in foreign currency exchange rates. We currently do not engage in hedging transactions to protect against uncertainty in future exchange rates between particular foreign currencies and the euro. Therefore, for example, an increase in the value of the euro against the U.S. dollar could be expected to have a negative impact on our revenue and earnings growth as U.S. dollar revenue and earnings, if any, would be translated into euros at a reduced value. We cannot predict the impact of foreign currency fluctuations, and foreign currency fluctuations in the future may adversely affect our financial condition, results of operations and cash flows.

The requirements of being a U.S. public company may strain our resources and divert management’s attention.

We are required to comply with various corporate governance and financial reporting requirements under the Sarbanes-Oxley Act, the Securities and Exchange Act of 1934, as amended, or the Exchange Act, and the rules and regulations adopted by the Securities and Exchange Commission and the Public Corporation Accounting Oversight Board. Further, compliance with various regulatory reporting requires significant commitments of time from our management and our directors, which reduces the time available for the performance of their other responsibilities. Our failure to track and comply with the various rules may materially adversely affect our reputation, ability to obtain the necessary certifications to financial statements, lead to additional regulatory enforcement actions, and could adversely affect the value of our ordinary shares or ADSs.

Risks Related Ownership of our Ordinary Shares and ADSs

The market price of our equity securities may be volatile, and purchasers of our ordinary shares or ADSs or could incur substantial losses.

The market price for our ordinary shares and ADSs may be volatile. The stock market in general and the market for biopharmaceutical companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may not be able to sell their ordinary shares or ADSs at or above the price originally paid for the security. The market price for our ordinary shares and ADSs may be influenced by many factors, including:

•	actual or anticipated fluctuations in our financial condition and operating results;

•	actual or anticipated changes in our growth rate relative to our competitors;

•	competition from existing products or new products that may emerge;

•	announcements by us, our collaborators or our competitors of significant acquisitions, strategic partnerships, joint ventures, collaborations, or capital commitments;
49

•	failure to meet or exceed financial estimates and projections of the investment community or that we provide to the public;

•	issuance of new or updated research or reports by securities analysts;

•	fluctuations in the valuation of companies perceived by investors to be comparable to us;

•	share price and volume fluctuations attributable to inconsistent trading volume levels of our shares;

•	market manipulation, including coordinated buying or selling activities;

•	additions or departures of key management or scientific personnel;

•	disputes or other developments related to proprietary rights, including patents, litigation matters, and our ability to obtain patent protection for our technologies;

•	changes to coverage policies or reimbursement levels by commercial third-party payors and government payors and any announcements relating to coverage policies or reimbursement levels;

•	announcement or expectation of additional debt or equity financing efforts;

•	sales of our ordinary shares or ADSs by us, our insiders or our other shareholders; and

•	general economic and market conditions.

These and other market and industry factors may cause the market price and demand for our ordinary shares or ADSs to fluctuate substantially, regardless of our actual operating performance, which may limit or prevent investors from readily selling their ordinary shares or ADSs and may otherwise negatively affect the liquidity of our capital shares.

If we do not achieve our projected development and commercialization goals in the timeframes we announce and expect, our business will be harmed and the price of our securities could decline as a result.

We sometimes estimate for planning purposes the timing of the accomplishment of various scientific, clinical, regulatory and other product development objectives. These milestones may include our expectations regarding the commencement or completion of scientific studies, clinical trials, the submission of regulatory filings, or commercialization objectives. From time to time, we may publicly announce the expected timing of some of these milestones, such as the completion of an ongoing clinical trial, the receipt of data from a clinical trial, the initiation of other clinical programs, receipt of marketing approval, or a commercial launch of a product. For example, data from our recently completed Phase IIb clinical trial of lanifibranor for the treatment of patients with NASH was delayed due to challenges in patient enrollment.

The achievement of many of these milestones may be outside of our control. All of these milestones are based on a variety of assumptions which may cause the timing of achievement of the milestones to vary considerably from our estimates, including:

our available capital resources or capital constraints we experience;

the rate of progress, costs and results of our clinical trials and research and development activities, including the extent of scheduling conflicts with participating clinicians and collaborators, and our ability to identify and enroll patients who meet clinical trial eligibility criteria;

•	our receipt of approvals by the EMA, FDA and other regulatory agencies and the timing thereof;

•	other actions, decisions or rules issued by regulators;

•	our ability to access sufficient, reliable and affordable supplies of compounds and raw materials used in the manufacture of our product candidates;
50

•	the efforts of our collaborators with respect to the commercialization of our products; and

•	the securing of, costs related to, and timing issues associated with, product manufacturing as well as sales and marketing activities.

If we fail to achieve announced milestones in the timeframes we expect, the commercialization of our product candidates may be delayed, our business and results of operations may be harmed, and the trading price of our ordinary shares and ADSs may decline as a result.

Voting control with respect to our company is concentrated in the hands of Frédéric Cren, our Chief Executive Officer, Pierre Broqua, our Deputy Chief Executive Officer and Chief Scientific Officer, and our significant shareholders and affiliates who will continue to be able to exercise significant influence on us.

In accordance with French law, double voting rights automatically attach to each ordinary share of companies listed on a regulated market (such as the Euronext Paris, where our ordinary shares are listed) that is held of record in the name of the same shareholder for a period of at least two years, except as otherwise set forth in a company’s bylaws. Our bylaws do not exclude such double voting rights. However, under French law, ordinary bearer shares in the form of ADSs are not eligible for double voting rights. To our knowledge, among our significant shareholders, double voting rights currently only attach to the 5,612,224 ordinary shares held by Frédéric Cren, our Chief Executive Officer, and to the 3,882,500 ordinary shares held by Pierre Broqua, our Deputy Chief Executive Officer and Chief Scientific Officer, as of December 31, 2020. Given the double voting rights per share attributed to ordinary shares held by Mr. Cren and Dr. Broqua, Mr. Cren and Dr. Broqua together beneficially own approximately 24.6% of our outstanding ordinary shares (including ordinary shares underlying ADSs), but control approximately 37.6% of the voting rights of our outstanding share capital as of December 31, 2020. As a result, Mr. Cren and Dr. Broqua, if they act together, have a significant influence over all matters that require approval by our shareholders, such as the election of directors and approval of significant corporate transactions. Such corporate action might be taken even if other shareholders oppose them. This concentration of ownership might also have the effect of delaying or preventing a change of control of our company that other shareholders may view as beneficial. As members of our board of directors, Mr. Cren and Dr. Broqua have a duty to act without self-interest, on a well-informed basis and to not make any decision against our corporate interest (intérêt social) considering the interests of our shareholders, employees and other stakeholders as a whole. However, as shareholders, Mr. Cren and Dr. Broqua are entitled to vote their shares in their own interests, which may not always be in the interests of our shareholders generally. In addition, Mr. Cren and Dr. Broqua have the ability to control the management and major strategic investments of our company as a result of their positions as our Chief Executive Officer and Deputy Chief Executive Officer and Chief Scientific Officer, respectively.

Further, our executive officers, directors, current 5% or greater shareholders and affiliated entities, including BVF Partners L.P., New Enterprise Associates and Sofinnova Crossover I SLP, together beneficially own approximately 42.0% of our outstanding ordinary shares (including ordinary shares underlying ADSs) and approximately 43.7% of the voting rights of our outstanding share capital as of December 31, 2020. As a result, these shareholders, if they act together, will have control over all matters that require approval of our shareholders.

This concentrated control limits your ability to influence corporate matters for the foreseeable future and potentially in perpetuity, particularly because purchasers of ADSs or ordinary shares in the open market will be unlikely to meet the requirements to have double voting rights attach to any ordinary shares held by them. This concentrated control could also discourage a potential investor from acquiring our ADSs or ordinary shares and might harm the market price of our ADSs or ordinary shares.

We have not elected to take advantage of the “controlled company” exemption to the corporate governance rules for publicly-listed companies but may do so in the future.

Because Frédéric Cren, our Chief Executive Officer, and Pierre Broqua, our Deputy Chief Executive Officer and Chief Scientific Officer, may act in concert and collectively own in excess of 50% of the voting power of our outstanding share capital, we are eligible to elect the “controlled company” exemption to the corporate governance rules for publicly-listed companies. We have not elected to do so. However, we may decide to become a controlled company in the future, and our status as a controlled company could cause our ADSs or ordinary shares to be less attractive to certain investors or otherwise harm the trading price of our securities.

Fluctuations in the exchange rate between the U.S. dollar and the euro may increase the risk of holding our ordinary shares and ADSs.

Our ordinary shares currently trade on Euronext Paris in euros, while our ADSs trade on Nasdaq in U.S. dollars. Fluctuations in the exchange rate between the U.S. dollar and the euro may result in temporary differences between the value of our ADSs and the value of our ordinary shares, which may result in heavy trading by investors seeking to exploit such differences.

In addition, as a result of fluctuations in the exchange rate between the U.S. dollar and the euro, the U.S. dollar equivalent of the proceeds that a holder of our ADSs would receive upon the sale in France of any ordinary shares withdrawn from the depositary and the U.S. dollar equivalent of any cash dividends paid in euros on our ordinary shares represented by our ADSs could also decline.

If securities or industry analysts do not publish research or publish inaccurate research or unfavorable research about our business, the price of our ordinary shares and ADSs and trading volume could decline.

The trading market for our ordinary shares and ADSs depends in part on the research and reports that securities or industry analysts publish about us or our business. If no or few securities or industry analysts cover our company, the trading price for our ordinary shares and ADSs would be negatively impacted. If one or more of the analysts who covers us downgrades our ordinary shares and ADSs or publishes incorrect or unfavorable research about our business, the price of our ordinary shares and ADSs would likely decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, or downgrades our ordinary shares and ADSs, demand for our ordinary shares and ADSs could decrease, which could cause the price of our ordinary shares and ADSs or trading volume to decline.

We have no present intention to pay dividends on our ordinary shares in the foreseeable future and, consequently, your only opportunity to achieve a return on your investment during that time is if the price of our ordinary shares or ADSs, as applicable, appreciates.

We have never declared or paid any cash dividends on our ordinary shares and we have no present intention to pay dividends in the foreseeable future. Any recommendation by our board of directors to pay dividends will depend on many factors, including our financial condition (including losses carried-forward), results of operations, legal requirements and other factors. Further, under French law, the determination of whether we have been sufficiently profitable to pay dividends is made on the basis of our statutory financial statements prepared and presented in accordance with accounting standards applicable in France. In addition, payment of dividends may subject us to additional taxes under French law. See “Item 10.B-Memorandum and Articles of Association” for further details on the limitations on our ability to declare and pay dividends. Therefore, we may be more restricted in our ability to declare dividends than companies not based in France. If the price of our ordinary shares or ADSs declines before we pay dividends, you will incur a loss on your investment, without the likelihood that this loss will be offset in part or at all by potential future cash dividends.

The rights of shareholders in companies subject to French corporate law differ in material respects from the rights of shareholders of corporations incorporated in the United States.

We are a French public limited company (société anonyme). Our corporate affairs are governed by our bylaws and by the laws governing companies incorporated in France. The rights of shareholders and the responsibilities of members of our board of directors are in many ways different from the rights and obligations of shareholders in companies governed by the laws of U.S. jurisdictions. For example, in the performance of its duties, our board of directors is required by French law to consider the interests of our company, its shareholders, its employees and other stakeholders, rather than solely our shareholders and/or creditors. It is possible that some of these parties will have interests that are different from, or in addition to, your interests as a shareholder or holder of ADSs. Further, in accordance with French law, double voting rights automatically attach to each ordinary share of companies listed on a regulated market (such as the Euronext Paris, where our ordinary shares are listed) that is held of record in the name (action au nominatif) of the same shareholder for a period of at least two years, except as otherwise set forth in a company’s bylaws. Our bylaws currently do not exclude such double voting rights; however, the holders of two-thirds of our outstanding voting rights may vote to amend our bylaws to exclude such double voting rights at any extraordinary general meeting of our shareholders. See the sections of this annual report titled “Item 6. Directors, Senior Management and Employees-Board Practices” and the documents referenced in “Item 10. Additional Information-Memorandum and Articles of Association.”

Our bylaws and French corporate law contain provisions that may delay or discourage a takeover attempt.

Provisions contained in our bylaws and French corporate law could make it more difficult for a third-party to acquire us, even if doing so might be beneficial to our shareholders. In addition, provisions of our bylaws impose various procedural and other requirements, which could make it more difficult for shareholders to effect certain corporate actions. These provisions include the following:

•	under French law, the owner of 90% of the share capital and voting rights of a public company with registered seat in France and whose shares are listed on a regulated market in a Member State of the European Union or in a state party to the European Economic Area, or EEA, Agreement, including France, has the right to force out minority shareholders following a tender offer made to all shareholders;

•	under French law, a non-French resident must file a declaration for statistical purposes with the Bank of France (Banque de France) within twenty working days following the date of certain direct foreign investments in us, including any purchase of our ADSs. In particular, such filings are required in connection with investments exceeding e 15 million that lead to the acquisition of at least 10% of our Company’s share capital or voting rights or cross such 10% threshold; see the section of this prospectus titled “Limitations affecting shareholders of a French company”;

•	under French law, certain investments in a French company relating to certain strategic industries that are considered essential for the protection of public health, such as biotechnologies, by individuals or entities are subject to prior authorization of the Ministry of Economy pursuant to Law n°2019-486 (and as from April 1, 2020 pursuant to the decree n°2019-1590);

•	a merger (i.e., in a French law context, a stock for stock exchange following which our company would be dissolved into the acquiring entity and our shareholders would become shareholders of the acquiring entity) of our company into a company incorporated in the European Union would require the approval of our board of directors as well as a two-thirds majority of the votes held (of the votes cast, as from our general shareholders’ meeting convened to vote on the financial statements for the year ended December 31, 2020) by the shareholders present, represented by proxy or voting by mail at the relevant meeting;

•	a merger of our company into a company incorporated outside of the European Union would require 100% of our shareholders to approve it;

•	under French law, a cash merger is treated as a share purchase and would require the consent of each participating shareholder;

•	our shareholders have granted and may grant in the future our board of directors broad authorizations to increase our share capital or to issue additional ordinary shares or other securities, such as warrants, to our shareholders, the public or qualified investors, including as a possible defense following the launching of a tender offer for our shares;

•	our shareholders have preferential subscription rights on a pro rata basis on the issuance by us of any additional securities for cash or a set-off of cash debts, which rights may only be waived by the extraordinary general meeting (by a two-thirds majority vote) of our shareholders or on an individual basis by each shareholder;

•	our Chief Executive Officer and Deputy Chief Executive Officer have double voting rights with respect to ordinary shares held by them, and their interests may not be aligned with those of our shareholders more generally with respect to a takeover attempt;

•	our board of directors has the right to appoint directors to fill a vacancy created by the resignation or death of a director, for the remaining duration of such director’s term of office and subject to the approval by the shareholders of such appointment at the next shareholders’ meeting, which prevents shareholders from having the sole right to fill vacancies on our board of directors;

•	our board of directors can be convened by our chairman, or our managing director, if any, upon request made to the chairman or, when no board meeting has been held for more than three consecutive months, by directors representing at least one third of the total number of directors;
53

•	our board of directors meetings can only be regularly held if at least half of the directors attend either physically or by way of videoconference or teleconference enabling the directors’ identification and ensuring their effective participation in the board’s decisions;

•	our shares are nominative or bearer, if the legislation so permits, according to the shareholder’s choice;

•	approval of at least a majority of the votes held (of the votes cast, as from our general shareholders’ meeting convened to vote on the financial statements for the year ended December 31, 2020) by shareholders present, represented by a proxy, or voting by mail at the relevant ordinary shareholders’ general meeting is required to remove directors with or without cause;

•	advance notice is required for nominations to the board of directors or for proposing matters to be acted upon at a shareholders’ meeting, except that a vote to remove and replace a director can be proposed at any shareholders’ meeting without notice;

•	our bylaws can be amended in accordance with applicable laws;

•	the crossing of certain thresholds has to be disclosed and can impose certain obligations; see the documents referenced in the section of this annual report titled “Item 10. Additional Information-Memorandum and Articles of Association;”

•	transfers of shares shall comply with applicable insider trading laws and regulations and, in particular, with the Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse, or Market Abuse Regulation; and

•	pursuant to French law, our bylaws, including the sections relating to the number of directors and election and removal of a director from office, may only be modified by a resolution adopted by at least a two-third majority of the votes held (of the votes cast, as from our general shareholders’ meeting convened to vote on the financial statements for the year ended December 31, 2020) of our shareholders present, represented by a proxy or voting by mail at the meeting.

Holders of our ADSs are not treated as shareholders of our company.

Holders of our ADSs are not treated as shareholders of our company, unless they withdraw the ordinary shares underlying our ADSs. The depositary, or its nominee, is the holder of the ordinary shares underlying our ADSs. Holders of ADSs therefore do not have any rights as shareholders of our company, other than the rights that they have pursuant to the deposit agreement.

You may not be able to exercise your right to vote the ordinary shares underlying your ADSs.

Holders of ADSs may exercise voting rights with respect to the ordinary shares represented by the ADSs only in accordance with the provisions of the deposit agreement. The deposit agreement provides that, upon receipt of notice of any meeting of holders of our ordinary shares, the depositary will fix a record date for the determination of ADS holders who shall be entitled to give instructions for the exercise of voting rights. Upon timely receipt of notice from us, if we so request, the depositary shall distribute to the holders as of the record date (1) the notice of the meeting or solicitation of consent or proxy sent by us and (2) a statement as to the manner in which instructions may be given by the holders.

Holders of ADSs may instruct the depositary to vote the ordinary shares underlying their ADSs. Otherwise, ADS holders will not be able to exercise their right to vote, unless they withdraw the ordinary shares underlying the ADSs they hold. However, ADS holders may not know about the meeting far enough in advance to withdraw those ordinary shares. If we ask for instructions from holders of ADSs, the depositary, upon timely notice from us, will notify them of the upcoming vote and arrange to deliver our voting materials to them. We cannot guarantee ADS holders that they will receive the voting materials in time to ensure that they can instruct the depositary to vote their ordinary shares or to withdraw their ordinary shares so that they can vote them themselves. If the depositary does not receive timely voting instructions from a holder of ADSs, it may give a proxy to a person designated by us to vote the ordinary shares underlying such holder’s ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that ADS holders may not be able to exercise their right to vote, and there may be nothing they can do if the ordinary shares underlying their ADSs are not voted as they requested.

The right as a holder of ADSs to participate in any future preferential subscription rights or to elect to receive dividends in shares may be limited, which may cause holders of our ADSs to be diluted.

According to French law, if we issue additional securities for cash, current shareholders will have preferential subscription rights for these securities on a pro rata basis unless they waive those rights at an extraordinary meeting of our shareholders (by a two-thirds majority vote) or individually by each shareholder. However, our ADS holders in the United States will not be entitled to exercise or sell such rights unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. In addition, the deposit agreement provides that the depositary will not make rights available to purchasers of ADSs in the U.S. offering unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act or exempted from registration under the Securities Act. Further, if we offer holders of our ordinary shares the option to receive dividends in either cash or shares, under the deposit agreement the depositary may require satisfactory assurances from us that extending the offer to holders of ADSs does not require registration of any securities under the Securities Act before making the option available to holders of ADSs. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, ADS holders may be unable to participate in our rights offerings or to elect to receive dividends in shares and may experience dilution in their holdings. In addition, if the depositary is unable to sell rights that are not exercised or not distributed or if the sale is not lawful or reasonably practicable, it will allow the rights to lapse, in which case you will receive no value for these rights.

Holders of ADSs may be subject to limitations on the transfer of their ADSs and the withdrawal of the underlying ordinary shares.

ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary think it is advisable to do so because of any requirement of law, government or governmental body, or under any provision of the deposit agreement, or for any other reason, subject to the right of ADS holders to cancel their ADSs and withdraw the underlying ordinary shares. Temporary delays in the cancellation of your ADSs and withdrawal of the underlying ordinary shares may arise because the depositary has closed its transfer books or we have closed our transfer books, the transfer of ordinary shares is blocked to permit voting at a shareholders’ meeting or we are paying a dividend on our ordinary shares. In addition, ADS holders may not be able to cancel their ADSs and withdraw the underlying ordinary shares when they owe money for fees, taxes and similar charges and when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of ordinary shares or other deposited securities.

ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing our ADSs provides that holders and beneficial owners of ADSs irrevocably waive the right to a trial by jury in any legal proceeding arising out of or relating to the deposit agreement or the ADSs, including in respect of claims under federal securities laws, against us or the depositary to the fullest extent permitted by applicable law. If this jury trial waiver provision is prohibited by applicable law, an action could nevertheless proceed under the terms of the deposit agreement with a jury trial. To our knowledge, the enforceability of a jury trial waiver under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a jury trial waiver provision is generally enforceable under the laws of the State of New York, which govern the deposit agreement, by a court of the State of New York or a federal court, which have non-exclusive jurisdiction over matters arising under the deposit agreement, applying such law. In determining whether to enforce a jury trial waiver provision, New York courts and federal courts will consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party has knowingly waived any right to trial by jury. We believe that this is the case with respect to the deposit agreement and the ADSs. In addition, New York courts will not enforce a jury trial waiver provision in order to bar a viable setoff or counterclaim sounding in fraud or one which is based upon a creditor’s negligence in failing to liquidate collateral upon a guarantor’s demand, or in the case of an intentional tort claim (as opposed to a contract dispute), none of which we believe are applicable in the case of the deposit agreement or the ADSs. No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any provision of the federal securities laws. If you or any other holder or beneficial owner of ADSs brings a claim against us or the depositary in connection with such matters, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and/or the depositary. If a lawsuit is brought against us and/or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action, depending on, among other things, the nature of the claims, the judge or justice hearing such claims, and the venue of the hearing.

We are an “emerging growth company” under the JOBS Act and will be able to avail ourselves of reduced disclosure requirements applicable to emerging growth companies, which could make our ordinary shares or ADSs less attractive to investors.

We are an “emerging growth company,” as defined in the U.S. Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the U.S. Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised accounting standards. We will not take advantage of the extended transition period provided under Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. Since IFRS makes no distinction between public and private companies for purposes of compliance with new or revised accounting standards, the requirements for our compliance as a private company and as a public company are the same. We cannot predict if investors will find our ordinary shares or ADSs less attractive because we may rely on these exemptions. If some investors find our ordinary shares or ADSs less attractive as a result, there may be a less active trading market for our ordinary shares or ADSs and the price of our ordinary shares or ADSs may be more volatile. We may take advantage of these reporting exemptions until we are no longer an emerging growth company. We will remain an emerging growth company until the earliest of (1) the last day of the fiscal year in which we have total annual gross revenue of $1.07 billion or more; (2) December 31, 2025; (3) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years; and (4) the date on which we are deemed to be a large accelerated filer under the rules of the SEC.

As a foreign private issuer, we are exempt from a number of rules under the U.S. securities laws and are permitted to file less information with the SEC than a U.S. company. This may limit the information available to holders of ordinary shares or ADSs.

We are a foreign private issuer, as defined in the SEC’s rules and regulations and, consequently, we are not subject to all of the disclosure requirements applicable to public companies organized within the United States. For example, we are exempt from certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act, including the U.S. proxy rules under Section 14 of the Exchange Act. In addition, our officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, while we currently make annual and semi-annual filings with respect to our listing on Euronext Paris and file financial reports on an annual and semi-annual basis, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. domestic issuers and are not required to file quarterly reports on Form 10-Q or current reports on Form 8-K under the Exchange Act. Accordingly, there is, and will continue to be, less publicly available information concerning our company than there would be if we were not a foreign private issuer.

As a foreign private issuer, we are permitted and we follow certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq’s corporate governance standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the corporate governance standards of the Nasdaq Global Market.

As a foreign private issuer listed on the Nasdaq Global Market, we are subject to Nasdaq’s corporate governance standards. However, Nasdaq rules provide that foreign private issuers are permitted to follow home country corporate governance practices in lieu of Nasdaq’s corporate governance standards as long as notification is provided to Nasdaq of the intention to take advantage of such exemptions. We rely on exemptions for foreign private issuers and follow French corporate governance practices in lieu of Nasdaq’s corporate governance standards, to the extent possible. Certain corporate governance practices in France, which is our home country, differ significantly from Nasdaq corporate governance standards.

For example, as a French company, neither the corporate laws of France nor our bylaws require a majority of our directors to be independent and we can include non-independent directors as members of our remuneration committee, and our independent directors are not required to hold regularly scheduled meetings at which only independent directors are present.

We are also exempt from provisions set forth in Nasdaq rules which require an issuer to provide in its bylaws for a generally applicable quorum, and that such quorum may not be less than one-third of the outstanding voting stock. Consistent with French law, our bylaws provide that, at the first meeting convened, a quorum requires the presence of shareholders having at least (1) 20% of the shares entitled to vote in the case of an ordinary shareholders’ general meeting or at an extraordinary shareholders’ general meeting where shareholders are voting on a capital increase by capitalization of reserves, profits or share premium (in case of lack of quorum, no quorum is required at the second meeting convened), or (2) 25% of the shares entitled to vote in the case of any other extraordinary shareholders’ general meeting (in case of lack of quorum, it is decreased to at least 20% of the shares entitled to vote at the second meeting convened).

As a foreign private issuer, we are required to comply with Rule 10A-3 of the Exchange Act, relating to audit committee composition and responsibilities. Under French law, the audit committee may only have an advisory role and appointment of our statutory auditors, in particular, must be decided by the shareholders at our annual meeting.

Therefore, our shareholders may be afforded less protection than they otherwise would have under Nasdaq’s corporate governance standards applicable to U.S. domestic issuers. For an overview of our corporate governance practices, see “Item 6. Directors, Senior Management and Employees-Board Practices.”

We may lose our foreign private issuer status in the future, which could result in significant additional cost and expense.

While we currently qualify as a foreign private issuer, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2021. In the future, we would lose our foreign private issuer status if we fail to meet the requirements necessary to maintain our foreign private issuer status as of the relevant determination date. We will remain a foreign private issuer until such time that more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (1) the majority of our executive officers or directors are U.S. citizens or residents; (2) more than 50% of our assets are located in the United States; or (3) our business is administered principally in the United States.

The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly more than costs we incur as a foreign private issuer. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive in certain respects than the forms available to a foreign private issuer. We would be required under current SEC rules to prepare our financial statements in accordance with U.S. GAAP, rather than IFRS, and modify certain of our policies to comply with corporate governance practices associated with U.S. domestic issuers. Such conversion of our financial statements to U.S. GAAP would involve significant time and cost. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers such as the ones described herein and exemptions from procedural requirements related to the solicitation of proxies.

U.S. investors may have difficulty enforcing civil liabilities against our company and directors and senior management and the experts named in this prospectus.

Certain members of our board of directors and senior management and certain experts named in this prospectus are non-residents of the United States, and all or a substantial portion of our assets and the assets of such persons are located outside the United States. As a result, it may not be possible to serve process on such persons or us in the United States or to enforce judgments obtained in U.S. courts against them or us based on civil liability provisions of the securities laws of the United States. Additionally, it may be difficult to assert U.S. securities law claims in actions originally instituted outside of the United States. Foreign courts may refuse to hear a U.S. securities law claim because foreign courts may not be the most appropriate forums in which to bring such a claim. Even if a foreign court agrees to hear a claim, it may determine that the law of the jurisdiction in which the foreign court resides, and not U.S. law, is applicable to the claim. Further, if U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process, and certain matters of procedure would still be governed by the law of the jurisdiction in which the foreign court resides. In particular, there is some doubt as to whether French courts would recognize and enforce certain civil liabilities under U.S. securities laws in original actions or judgments of U.S. courts based upon these civil liability provisions. In addition, awards of punitive damages in actions brought in the United States or elsewhere may be unenforceable in France. An award for monetary damages under the U.S. securities laws would be considered punitive if it does not seek to compensate the claimant for loss or damage suffered but is intended to punish the defendant. French law provides that a shareholder, or a group of shareholders, may initiate a legal action to seek indemnification from the directors of a corporation in the corporation’s interest if it fails to bring such legal action itself. If so, any damages awarded by the court are paid to the corporation and any legal fees relating to such action may be borne by the relevant shareholder or the group of shareholders.

The enforceability of any judgment in France will depend on the particular facts of the case as well as the laws and treaties in effect at the time. The United States and France do not currently have a treaty providing for recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. See “Enforcement of civil liabilities.”

U.S. holders of our ADSs may suffer adverse tax consequences if we are characterized as a passive foreign investment company.

Generally, if, for any taxable year, at least 75% of our gross income is passive income, or at least 50% of the value of our assets is attributable to assets that produce passive income or are held for the production of passive income, we would be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. For purposes of these tests, passive income includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business.

Assets that produce or are held for the production of passive income may include cash, even if held as working capital or raised in a public offering, marketable securities, and other assets that may produce passive income.

Our status as a PFIC will depend on the composition of our income and the composition and value of our assets (which, may be determined in large part by reference to the market value of our ordinary shares and ADSs, which may be volatile) from time to time. With respect to the taxable year ended December 31, 2020, we believe that we were a PFIC and it is possible that we will be classified as a PFIC for the current year. However, our status as a PFIC is a fact-intensive determination made on an annual basis and we cannot provide any assurances regarding our PFIC status for the past, current or future taxable years. If we are characterized as a PFIC, our U.S. holders may suffer adverse tax consequences, including having gains realized on the sale of our ADSs treated as ordinary income, rather than as capital gain and the loss of the preferential rate applicable to dividends received on our ADSs by individuals who are U.S. holders, and having interest charges apply to distributions by us and the proceeds of sales of the ADSs. A U.S. shareholder of a PFIC generally may mitigate these adverse U.S. federal income tax consequences by making a “qualified electing fund,” or QEF, election, or, to a lesser extent, a “mark to market” election. If we determine that we are a PFIC for any taxable year, we will use commercially reasonable efforts to, and currently expect to, provide the necessary information for U.S. holders to make a QEF election. For further discussion of the PFIC rules and the adverse U.S. federal income tax consequences in the event we are classified as a PFIC, see the section of this annual report titled “Item 10. Additional Information-Taxation.”

Item 4.	Information on the Company.

A.       History and Development of the Company

We were founded in 2011 and incorporated as a société anonyme, or S.A., in 2016. Our principal executive offices are located at 50 rue de Dijon, 21121 Daix, France. We are registered at the Dijon Trade and Companies Register (Registre du commerce et des sociétés) under the number 537 530 255. In February 2017, we completed the initial public offering of our ordinary shares on Euronext Paris, raising €48.5 million in gross proceeds. In July 2020, we completed the initial public offering of our ordinary shares in the form of American Depositary Shares, or ADSs, on the Nasdaq Global Market, raising approximately $107.7 million in gross proceeds (or €94.1 million based on exchange rate on July 15, 2020, the date of receipt of funds). Our telephone number at our principal executive offices is +33 3 80 44 75 00. Our agent for service of process in the United States is Cogency Global Inc., 10 East 40th Street, 10th Floor, New York, New York 10016.

Our actual capital expenditures for the years ended December 31, 2018, 2019 and 2020 amounted to €549,000, €136,000 and €292,000, respectively. These capital expenditures primarily consisted of acquisition of research equipment and technical installation.

The SEC maintains an Internet site that contains reports, proxy information statements and other information regarding issuers that file electronically with the SEC. The address of that site is http://www.sec.gov. Our website address is www.inventivapharma.com. The reference to our website is an inactive textual reference only and information contained in, or that can be accessed through, our website or any other website cited in this annual report is not part of this annual report.

B.       Business Overview

Overview

We are a clinical-stage biopharmaceutical company focused on the development of oral small molecule therapies for the treatment of non-alcoholic steatohepatitis, or NASH and other diseases with significant unmet medical need. We have built a pipeline backed by a discovery engine with an extensive library of proprietary molecules, a wholly-owned research and development facility and a team with significant expertise and experience in the development of compounds that target nuclear receptors, transcription factors and epigenetic modulation. Leveraging these assets and expertise, we are advancing lanifibranor for the treatment of NASH, as well as a pipeline of earlier stage programs in oncology and other diseases with significant unmet medical need.

Lanifibranor for the Treatment of NASH. We are developing our lead product candidate, lanifibranor, for the treatment of patients with non-alcoholic steatohepatitis, or NASH, a progressive, chronic liver disease for which there are currently no approved therapies. NASH is believed to affect 12% of the United States adult population and is a leading cause of cirrhosis, liver transplantation and liver cancer. Compared to the general population, patients with NASH have a ten-fold greater risk of liver-related mortality. NASH is characterized by a metabolic process known as steatosis, or the excessive accumulation of fat in the liver, inflammation and ballooning of liver cells and progressive liver fibrosis that can ultimately lead to cirrhosis. Lanifibranor is an orally-available small molecule in development for the treatment of NASH that acts to induce anti-fibrotic, anti-inflammatory and beneficial vascular and metabolic changes in the body by activating all three peroxisome proliferator-activated receptor, or PPAR, isoforms. PPARs are well-characterized nuclear receptor proteins that regulate gene expression, and their relevance for the fibrotic, inflammatory, vascular and metabolic processes that characterize NASH is well-established. While there are other PPAR agonists that target only one or two PPAR isoforms, lanifibranor is the only pan-PPAR agonist, meaning that it targets the three isoforms, in clinical development. We believe that this pan-PPAR approach provides for a combination of anti-fibrotic, anti-inflammatory and beneficial vascular and metabolic effects that cannot be obtained with single and dual PPAR agonists. In June 2020, we announced positive topline results from our NATIVE Phase IIb clinical trial of lanifibranor in patients with NASH. In this trial, treatment with lanifibranor at a dose of 1,200 mg met the primary endpoint of a reduction in inflammation and ballooning with no worsening of fibrosis after 24 weeks of treatment, while continuing to show the favorable tolerability profile observed in prior clinical trials of lanifibranor. Treatment with lanifibranor at doses of 800 mg and 1,200 mg also met the key secondary endpoints of resolution of NASH with no worsening of fibrosis and, at the 1,200 mg dose, improvement in liver fibrosis without worsening NASH, which are the primary endpoints relevant for seeking accelerated approval from the U.S. Food and Drug Administration, or FDA, and the European Medical Agency, or EMA, after future Phase III development. Following the publication of the positive results from the NATIVE Phase IIb clinical trial evaluating lanifibranor in NASH in June 2020, we have progressed with the analysis of the circulating biomarkers. The first results of this analysis have shown a positive and statistically significant decrease of some biomarkers under lanifibranor treatment. On October 12, 2020, the FDA granted Breakthrough Therapy designation to lanifibranor for the treatment of NASH based on Phase IIb data, in addition to Fast Track designation which was previously granted to lanifibranor in this indication. We believe that lanifibranor is the first oral drug candidate to be granted this status for the treatment of NASH since January 2015. The Breakthrough Therapy designation by the FDA is intended to expedite the development and review of drug candidates for serious or life-threatening conditions. To qualify for this designation, drug candidates must show preliminary clinical evidence that they may demonstrate a substantial improvement on at least one clinically significant endpoint over available therapies or over placebo if there are no approved therapies. In light of these Phase IIb results, we plan to advance lanifibranor, either alone or together with a collaborator. Following the end-of-phase II meeting with the FDA and the receipt of the Scientific Advice letter from the EMA during the fourth quarter of 2020, the Phase III trial design and clinical strategy have been discussed with both regulatory authorities and are summarized as follows:

•	Submission for U.S. accelerated approval and EU conditional approval of lanifibranor will be based on a 72-week histology analysis – We will seek to obtain accelerated approval in the U.S. and conditional approval in the EU for lanifibranor based on a pre-specified histology analysis in approximately 900 patients if we are able to establish a positive benefit-risk ratio after 72 weeks of treatment.

•	Primary composite endpoint expected to be a combination of NASH resolution and fibrosis improvement – The primary composite endpoint of patients having both NASH resolution and fibrosis improvement of at least one stage will be used for the 72-week histology analysis. The endpoint is designed to predict a significant improvement of prognostic risk and, if met, may support a label for the treatment of NASH and the improvement in liver fibrosis in adult non-cirrhotic NASH patients. During our NATIVE Phase IIb clinical trial, this endpoint was met with statistical significance, including in NASH patients with F2/F3 fibrosis, the patient population that will be included in the Phase III trial, as well as in NASH patients with type two diabetes. Endpoints of NASH resolution and no worsening of fibrosis, and improvement of fibrosis with no worsening of NASH will be included as key secondary endpoints. Additional supportive histologic endpoints, non-invasive markers of liver fibrosis and steatohepatitis as well as effects on lipids and insulin resistance will also be evaluated.

•	Long-term use to be established after 72 weeks – The duration of 72 weeks was considered adequate by both the FDA and EMA to establish long-term use as well as dose and cumulative drug exposure. With this trial, the proposed size of the safety database required for marketing application would be consistent with regulatory guidelines.

Named NATIV3 (NASH lanifibranor Phase III trial), the planned trial has been designed as a double-blind, placebo-controlled global pivotal Phase III clinical trial to assess the potential benefit of lanifibranor treatment on liver-related clinical outcomes. Patients will be randomized 1:1:1 to receive lanifibranor (800mg once daily or 1200mg once daily) or placebo. The trial will remain blinded after the pre-specified histological analysis and continue in a total of approximately 2,000 patients until the occurrence of a pre-specified number of adverse liver-related clinical events, including progression to cirrhosis. The trial would be completed on a post-marketing basis in the event that U.S. accelerated approval or EU conditional approval is received. Statistical powering of 90% was considered for the sample size calculations of the Phase III clinical trial. The trial preparations are progressing and we plan to initiate Part 1 of the trial in the first half of 2021, with Part 1 referring to a 72-week treatment in approximately 900 patients allowing to seek accelerated approval in the U.S. and conditional approval in the EU for lanifibranor based on a pre-specified histology analysis; this part of the study is followed by an extension period (Part 2), the end date of which depends on a pre-defined number of clinical events. Part 1 of the study has the following timelines:

•	First site active – expected for the second quarter of 2021.

•	First Patient First Visit – expected in the third quarter of 2021.

•	Last Patient First Visit – expected in the second half of 2022.

•	Last Patient Last Visit – expected in the first half of 2024.

•	Publication of headline results – expected in the second half of 2024.

Odiparcil for the Treatment of MPS. Our second clinical-stage asset is odiparcil, which we developed for the treatment of patients with mucopolysaccharidoses, or MPS, a group of rare genetic disorders characterized by an excessive accumulation of large sugar chains, known as glycosaminoglycans, or GAGs, in cells. Odiparcil is an orally-available small molecule designed to modify how GAGs are synthesized. Odiparcil acts to facilitate the production of soluble GAGs that can be excreted in the urine, rather than accumulating in cells. As announced in November 2020, we have decided to focus our clinical efforts on the development of lanifibranor for the treatment of NASH and as part of this decision, we are reviewing all available options to optimize the development of odiparcil for the treatment of MPS VI. During this time, we will suspend all MPS-related research and development activities. As a consequence, the Phase I/II SAFE-KIDDS (SAFEty, pharmacoKInetics and pharmacoDynamics, Dose escalating Study) clinical trial evaluating odiparcil in MPS VI children and the Phase IIa extension clinical trial with odiparcil in MPS VI patients who completed the prior iMProveS Phase IIa clinical trial will not be initiated in the first half of 2021 as initially planned. Odiparcil has received orphan drug designation from the FDA and EMA and Rare Pediatric Disease Designation from the FDA for the treatment of MPS VI.

Discovery Engine. We have a scientific team of approximately 50 people with deep biology, medicinal and computational chemistry, pharmacokinetics and pharmacology expertise, more than 75% of whom have worked together for more than 15 years. We also own a library of approximately 240,000 pharmacologically relevant molecules, 60% of which are proprietary, as well as a wholly-owned research and development facility. Using these assets and this expertise, we have built a discovery engine focused on small molecule compounds that target nuclear receptors, transcription factors and epigenetic modulation. We are leveraging this discovery engine to identify and develop compounds addressing a wide range of indications. Our Hippo signaling pathway program aims to disrupt the interaction between yes-associated protein, or YAP, and transcription enhancer associated domain transcription factors, or TEAD, an interaction that plays a key role in oncogenic and fibrotic processes. In xenograft and orthotopic models of malignant pleural mesothelioma, or MPM, we observed that YAP-TEAD inhibition was associated with reduced tumor growth and we are in the process of selecting development candidate for our Hippo program, which we anticipate entering pre-clinical development in 2021 for the treatment of non-small cell lung cancer and mesothelioma. We are also advancing a pre-clinical program for the treatment of idiopathic pulmonary fibrosis, or IPF, and have validated a new target within the transforming growth factor beta, or TGF-ꞵ, signaling pathway. We also advanced clinical programs is also ongoing and especially for the treatment of some autoimmune diseases in collaboration with AbbVie Inc., or AbbVie. AbbVie is currently investigating cedirogant (formerly ABBV-157), a new RORγ inverse agonist discovered jointly with us, in a Phase I clinical trial. Following the completion of the WHO INN process by AbbVie, the name of “cedirogant” has been attributed to ABBV-157, the selective and orally-available ROR-y inverse agonist jointly discovered with AbbVie for the treatment of auto-immune diseases. Due to the current COVID-19 context, the cedirogant Phase I clinical study in psoriasis patients led by AbbVie is now expected to read out in the second quarter of 2021 compared to the first quarter of 2021 as previously announced.

Lanifibranor for the Treatment of NASH

We are developing lanifibranor for the treatment of patients with NASH. NASH is a progressive chronic liver disease, often resulting in liver failure and death, for which there are currently no approved therapies. NASH is believed to affect 12% of the United States adult population. NASH is a leading cause of liver transplantation in the United States. Additionally, NASH is now considered to be the leading, and a rapidly increasing, cause of hepatocellular carcinoma, or primary liver cancer, of which up to 40% of cases in NASH patients develop prior to developing cirrhosis. More than 20% of patients with NASH progress to cirrhosis within a decade of diagnosis and, compared to the general population, have a ten-fold greater risk of liver-related mortality. NASH is characterized by (i) a metabolic process known as steatosis, or the excessive accumulation of fat in the liver, (ii) inflammation and ballooning of liver cells and progressive liver fibrosis that can ultimately lead to cirrhosis. NASH is increasingly viewed as the expression in the liver of metabolic syndrome and is frequently accompanied by obesity, insulin resistance and type 2 diabetes.

Lanifibranor is an orally available small molecule in development for the treatment of NASH that acts to induce anti-fibrotic, anti-inflammatory and beneficial vascular and metabolic changes in the body by activating each of the three PPAR isoforms, known as PPARa, PPARo and PPAR-y. PPARs are ligand- activated transcription factors belonging to the nuclear hormone receptor family that regulate the expression of genes. PPARs play essential roles in the regulation of cellular differentiation, development and tumorigenesis. The relevance of each isoform to different aspects of fibrotic, inflammatory, vascular and metabolic processes is well-established:

•	activation of each of PPAR-y and PPARo is associated with anti-fibrotic benefits;

•	activation of each of PPARa, PPARo and PPAR-y is known to have anti-inflammatory effects;

•	activation of each of PPARa and PPAR-y is associated with beneficial vascular effects; and

•	activation of each of PPARa, PPARo and PPAR-y is known to result in positive metabolic effects.

Lanifibranor is a PPAR agonist that is designed to target all three PPAR isoforms in a moderately potent manner, with a well-balanced activation of PPARa and PPARo, and a partial activation of PPAR-y. While there are other PPAR agonists that target only one or two PPAR isoforms, lanifibranor is the only pan-PPAR agonist in clinical development. We believe that this pan-PPAR approach provides for a combination of anti-fibrotic, anti-inflammatory and beneficial vascular and metabolic effects that cannot be obtained with single and dual PPAR agonists. In pre-clinical studies, we observed that the administration of lanifibranor improved insulin sensitivity and lipid profile, reduced nonalcoholic fatty liver disease activity score, or NAS score, reversed liver fibrosis and reduced portal pressure. Further, in clinical trials in type 2 diabetes conducted prior to our founding, the administration of lanifibranor was associated with favorable anti-inflammatory effects, including increased levels of adiponectin, which inhibits the release of cytokines and other pro-inflammatory proteins. Lanifibranor was also associated with favorable metabolic effects, including improvements in insulin sensitivity, reductions in levels of triglycerides, which are a type of fat, and increases in high-density lipoprotein, or HDL, cholesterol levels.

We believe lanifibranor’s moderate and balanced pan-PPAR binding profile also contributes to the favorable tolerability profile that has been observed in clinical trials and pre-clinical studies to date. Over 250 patients were treated for 24 or 48 weeks in our Phase IIb clinical trials of lanifibranor. In these trials, lanifibranor showed a favorable tolerability profile. In addition, in connection with these trials, lanifibranor underwent a total of seven data and safety monitoring board, or DSMB, reviews, and the DSMBs did not recommend any changes to the trial protocols. In addition, prior to our founding, lanifibranor was administered to over 150 subjects in clinical trials in type 2 diabetes and exhibited a favorable tolerability profile, including with respect to key markers of liver, kidney, heart, muscle and bone function. By contrast, single and dual PPAR agonists, which generally target PPAR isoforms in a very potent and imbalanced manner, have historically been associated with toxicity and adverse effects.

In June 2020, we announced positive topline results from our NATIVE Phase IIb clinical trial of lanifibranor in patients with NASH. In this trial, treatment with lanifibranor at a dose of 1,200 mg met the primary endpoint of a reduction in inflammation and ballooning with no worsening of fibrosis after 24 weeks of treatment, while continuing to show the favorable tolerability profile observed in prior clinical trials of lanifibranor. Treatment with lanifibranor at doses of 800 mg and 1,200 mg also met the key secondary endpoints of resolution of NASH with no worsening of fibrosis and, at the 1,200 mg dose, improvement in liver fibrosis without worsening NASH, which are the primary endpoints relevant for seeking accelerated approval from the FDA and the EMA, after future Phase III development.

Following the publication of the positive results from the NATIVE Phase IIb clinical trial evaluating lanifibranor in NASH in June 2020, we have progressed with the analysis of the circulating biomarkers. The first results of this analysis have shown a positive and statistically significant decrease of some biomarkers under lanifibranor treatment. Of importance and in line with the mechanism of action of lanifibranor, patients treated with the drug candidate showed improvements on biomarkers of fibrosis (Pro-C3, a marker of fibrogenesis, and TIMP-1/MMP2, a ratio depicting the inhibition of matrix remodeling process), apoptosis (CK18-M30, a marker of apoptosis) and inflammation (Ferritin and hs-CRP, markers of inflammation). In light of these Phase IIb results, we plan to advance lanifibranor, either alone or together with a collaborator. Following the end-of-phase II meeting with the FDA and the receipt of the Scientific Advice letter from the EMA during the fourth quarter of 2020, the Phase III trial design and clinical strategy have been discussed with both regulatory authorities and are summarized as follows:

•	Submission for U.S. accelerated approval and EU conditional approval of lanifibranor will be based on a 72-week histology analysis – We will seek to obtain accelerated approval in the U.S. and conditional approval in the EU for lanifibranor based on a pre-specified histology analysis in approximately 900 patients if we are able to establish a positive benefit-risk ratio after 72 weeks of treatment.

•	Primary composite endpoint expected to be a combination of NASH resolution and fibrosis improvement – The primary composite endpoint of patients having both NASH resolution and fibrosis improvement of at least one stage will be used for the 72-week histology analysis. The endpoint is designed to predict a significant improvement of prognostic risk and, if met, may support a label for the treatment of NASH and the improvement in liver fibrosis in adult non-cirrhotic NASH patients. During our NATIVE Phase IIb clinical trial, this endpoint was met with statistical significance, including in NASH patients with F2/F3 fibrosis, the patient population that will be included in the Phase III trial, as well as in NASH patients with type two diabetes. Endpoints of NASH resolution and no worsening of fibrosis, and improvement of fibrosis with no worsening of NASH will be included as key secondary endpoints. Additional supportive histologic endpoints, non-invasive markers of liver fibrosis and steatohepatitis as well as effects on lipids and insulin resistance will also be evaluated.

•	Long-term use to be established after 72 weeks – The duration of 72 weeks was considered adequate by both the FDA and EMA to establish long-term use as well as dose and cumulative drug exposure. With this trial, the proposed size of the safety database required for marketing application would be consistent with regulatory guidelines.

Named NATIV3 (NASH lanifibranor Phase III trial), the planned trial has been designed as a double-blind, placebo-controlled global pivotal Phase III clinical trial to assess the potential benefit of lanifibranor treatment on liver-related clinical outcomes. Patients will be randomized 1:1:1 to receive lanifibranor (800mg once daily or 1200mg once daily) or placebo. The trial will remain blinded after the pre-specified histological analysis and continue in a total of approximately 2,000 patients until the occurrence of a pre-specified number of adverse liver-related clinical events, including progression to cirrhosis. The trial would be completed on a post-marketing basis in the event that U.S. accelerated approval or EU conditional approval is received. Statistical powering of 90% was considered for the sample size calculations of the Phase III clinical trial. The trial preparations are progressing and we plan to initiate Part 1 of the trial in the first half of 2021, with Part 1 referring to a 72-week treatment in approximately 900 patients allowing to seek accelerated approval in the U.S. and conditional approval in the EU for lanifibranor based on a pre-specified histology analysis; this part of the study is followed by an extension period (Part 2), the end date of which depends on a pre-defined number of clinical events. Part 1 of the study has the following timelines:

•	First site active – expected for the second quarter of 2021.

•	First Patient First Visit – expected in the third quarter of 2021.

•	Last Patient First Visit – expected in the second half of 2022.

•	Last Patient Last Visit – expected in the first half of 2024.

•	Publication of headline results – expected in the second half of 2024.

Lanifibranor has received both Breakthrough Therapy designation and fast track designation from the FDA for the treatment of NASH.

Odiparcil for the Treatment of MPS

Odiparcil is an orally-available small molecule that acts on the underlying cause of the symptoms of MPS, which is the accumulation of GAGs in cells due to deficient lysosomal enzymes. By modifying how GAGs are synthesized, odiparcil facilitates the production of soluble GAGs that can be excreted in the urine, rather than accumulating in cells. In pre-clinical studies, we observed that odiparcil reduced accumulation of two specific GAGs, chondroitin sulfate, or CS, and dermatan sulfate, or DS, in several organs and tissues. ERT is the current standard of care for the treatment of patients with MPS but requires weekly infusions and is generally administered in an outpatient hospital setting. Furthermore, while ERT has been shown to be effective in reducing GAG accumulation in some tissue types, it has shown limited efficacy in reducing GAG accumulation in tissues that are poorly vascularized or protected by a barrier. By contrast, we have observed, in pre-clinical studies, that odiparcil is well distributed in the body, including in cartilage and the eye, which are tissues that are poorly penetrated by ERT. Because odiparcil has a different mechanism of action than ERT and reaches tissues that are poorly penetrated by ERT and in which MPS symptoms often manifest, we believe odiparcil could be used as a combination therapy with ERT. Based on our pre-clinical data, we also believe odiparcil has potential as a stand-alone therapy.

On August 10, 2020, the FDA accepted our IND application for odiparcil for the treatment of MPS VI, us to initiate clinical trials with this drug candidate in the United-States. Odiparcil has received fast track designation from the FDA for the treatment of MPS VI. As announced in November 2020, we have decided to focus our clinical efforts on the development of lanifibranor for the treatment of NASH and as part of this decision, we are reviewing all available options to optimize the development of odiparcil for the treatment of MPS VI. During this time, will suspend all MPS-related research and development activities. As a consequence, the Phase I/II SAFE-KIDDS (SAFEty, pharmacoKInetics and pharmacoDynamics, Dose escalating Study) clinical trial evaluating odiparcil in MPS VI children and the Phase IIa extension clinical trial with odiparcil in MPS VI patients who completed the prior iMProveS Phase IIa clinical trial will not be initiated in the first half of 2021 as initially planned. Odiparcil has received orphan drug designation from the FDA and EMA and Rare Pediatric Disease Designation from the FDA for the treatment of MPS VI.

Our Discovery Engine

Frédéric Cren, our Chief Executive Officer, and Pierre Broqua, our Deputy Chief Executive Officer and Chief Scientific Officer, co-founded Inventiva through the acquisition of assets, including a research and development facility, from the Fournier division of Abbott. Mr. Cren and Dr. Broqua previously led Fournier’s research and development activities. In connection with our founding, Mr. Cren and Dr. Broqua recruited a team, which they previously led at Fournier, that possesses deep biology, medicinal and computational chemistry, pharmacokinetics and pharmacology expertise, covering the drug discovery process from target validation to IND application enabling studies. More than 75% of the members of this team have worked with our co-founders and each other for more than 15 years. Our research and development capabilities, including a wholly-owned, 129,000 square foot research and development facility, are of a scale and quality that we believe ordinarily are only possessed by large pharmaceutical companies. We also own a library of approximately 240,000 pharmacologically relevant molecules, 60% of which are proprietary. We believe these assets differentiate us from many other biotechnology companies at a similar stage of development, which in-license intellectual property and outsource research and development capabilities.

Using our assets and expertise, we have built a discovery engine focused on oral small molecule compounds that target nuclear receptors, transcription factors and epigenetic modulation. Our assets and expertise have enabled us to efficiently identify and advance multiple, novel and differentiated programs in areas with high unmet medical need, including lanifibranor for the treatment of NASH and odiparcil for the treatment of MPS. We are also leveraging our discovery engine to advance the development of our Hippo program, which aims to disrupt the YAP-TEAD interaction, an interaction that plays a key role in oncogenic and fibrotic processes. In xenograft and orthotopic models of MPM, we observed that YAP-TEAD inhibition was associated with reduced tumor growth and we are in the process of selecting development candidate for our Hippo program, which we anticipate entering pre-clinical development in 2021 for the treatment of non-small cell lung cancer and mesothelioma. We are also advancing a pre-clinical program for the treatment of IPF, and have validated a new target within the TGF-ꞵ signaling pathway. TGF-ꞵ is a cytokine that is a key driver of fibrosis and acts by activating fibroblasts into myofibroblasts, which in turn drives the production of fibrotic connecting tissues. We are progressing this program into lead generation in anticipation of selecting a development candidate.

Our Strategy

Our goal is to rapidly deliver multiple, novel and differentiated oral small molecule therapies to patients suffering from NASH, MPS, cancer and other diseases with significant unmet medical need. To achieve our goal, we are pursuing the following strategies:

•	Demonstrate the Safety and Efficacy of Lanifibranor in the Treatment of NASH in a Single Pivotal Clinical Trials. In June 2020, we announced positive topline results from our NATIVE Phase IIb clinical trial of lanifibranor in patients with NASH. In this trial, treatment with lanifibranor at a dose of 1,200 mg met the primary endpoint of a reduction in inflammation and ballooning with no worsening of fibrosis after 24 weeks of treatment, while continuing to show the favorable tolerability profile observed in prior clinical trials of lanifibranor. Treatment with lanifibranor at doses of 800 mg and 1,200 mg also met the key secondary endpoints of resolution of NASH with no worsening of fibrosis and, at the 1,200 mg does, improvement in liver fibrosis without worsening NASH, which are the primary endpoints relevant for seeking accelerated approval from the FDA and the EMA after future Phase III development. In light of these Phase IIb results, we plan to advance lanifibranor, either alone or together with a collaborator, into pivotal development after completing our end of Phase IIb meeting with the FDA and our scientific advice meeting with the EMA, which are expected to take place in the fourth quarter of 2020. The Phase III trial is expected to enroll the first patient in the first half of 2021. Lanifibranor has received fast track designation from the FDA for the treatment of NASH. We are also supporting a Phase II investigator-initiated clinical trial studying lanifibranor for the treatment of nonalcoholic fatty liver disease, or NAFLD, the most common liver disorder in developed countries and a precursor to NASH. If positive, we expect that these data would support our registrational filings for lanifibranor for the treatment of NASH. Lanifibranor has received fast track designation from the FDA for the treatment of NASH. Based on the broad anti-fibrotic and anti-inflammatory properties, as well as beneficial vascular and metabolic effects, of lanifibranor observed in pre-clinical and clinical development to date, we may also pursue development of lanifibranor for the treatment of NASH patients with stage 4 fibrosis, which is considered cirrhosis of the liver. Given our belief that NASH is underdiagnosed and poorly understood by the medical community, we have founded and sponsored the development of the panNASH Initiative, which is a working group of international independent NASH experts that aims to increase the visibility and contribute to a better understanding of NASH, including improving diagnosis and establishing best practices for the treatment of the disease.

•	Leverage the Power of Our Discovery Engine to Identify and Advance Additional Novel Programs in Areas with High Unmet Medical Need. We plan to leverage our library of approximately 240,000 pharmacologically relevant molecules, our advanced research and development facilities and our medicinal, computational chemistry, pharmacokinetics and pharmacology expertise to identify and develop new compounds. For example, we are in the process of selecting development candidate for our Hippo program, which we anticipate entering pre-clinical development in 2021 for the treatment of non-small cell lung cancer and mesothelioma.

•	Selectively Seek Strategic Collaborations to Maximize the Value of Our Assets. Our differentiated product candidates and robust discovery engine may enable us to address a wide variety of indications. We plan to selectively form research, development and commercial strategic collaborations around product candidates or disease areas that we believe could benefit from the resources of either larger biopharmaceutical companies or those specialized in a particular area of relevance. In addition, in light of the positive Phase IIb trial results for lanifibranor for the treatment of patients with NASH, we plan to explore a strategic collaboration for pivotal development given the size and scope of this indication.
64

•	Optimize the Development of Odiparcil. We have decided to focus our clinical efforts on the development of lanifibranor for the treatment of NASH. During this time, we have suspended all MPS-related research and development activities and are reviewing all available options to optimize the development of odiparcil for the treatment of MPS VI. As a consequence, the Phase I/II SAFE-KIDDS (SAFEty, pharmacoKInetics and pharmacoDynamics, Dose escalating Study) clinical trial evaluating odiparcil in MPS VI children and the Phase IIa extension clinical trial with odiparcil in MPS VI patients who completed the prior iMProveS Phase IIa clinical trial will not be initiated in the first half of 2021 as initially planned. As part of this decision, we may seek a strategic collaborator to help pursue the development of odiparcil in MPS patients.

Our Pipeline

We have leveraged our assets and expertise to advance the development of multiple, novel and differentiated oral small molecule therapies. The following table summarizes our key candidates and programs:

Lanifibranor for the Treatment of NASH

NASH is a progressive chronic liver disease, often resulting in liver failure and death, that affects millions of patients and for which there are currently no approved therapies. NASH is characterized by a metabolic process known as steatosis, or the excessive accumulation of fat in the liver, inflammation and ballooning of liver cells and progressive liver fibrosis that can ultimately lead to cirrhosis.

Our lead product candidate, lanifibranor, is an orally-available small molecule in development for the treatment of NASH that acts to induce anti-fibrotic, anti-inflammatory and beneficial vascular and metabolic changes in the body by activating all three PPAR isoforms. While there are other PPAR agonists that target only one or two PPAR isoforms, lanifibranor is the only pan-PPAR agonist in clinical development. We believe that this pan-PPAR approach provides for a combination of anti-fibrotic, anti-inflammatory and beneficial vascular and metabolic effects that cannot be obtained with single and dual PPAR agonists.

In pre-clinical studies, we observed that the administration of lanifibranor improved insulin sensitivity and lipid profile, reduced NAS score, slowed, blocked and reversed liver fibrosis and reduced portal pressure. Further, in clinical trials in patients with type 2 diabetes conducted prior to our founding, Abbott observed improvements in key metabolic parameters associated with NASH following treatment with lanifibranor. In June 2020, we announced positive topline results from our NATIVE Phase IIb clinical trial of lanifibranor in patients with NASH. Following the publication of the positive results from the NATIVE Phase IIb clinical trial evaluating lanifibranor in NASH in June 2020, we have progressed with the analysis of the circulating biomarkers. The first results of this analysis have shown a positive and statistically significant decrease of some biomarkers under lanifibranor treatment. In light of these Phase IIb results, we plan to advance lanifibranor, either alone or together with a collaborator. Following the end-of-phase II meeting with the FDA and the receipt of the Scientific Advice letter from the EMA during the fourth quarter of 2020, the Phase III trial design and clinical strategy have been discussed with both regulatory authorities and are summarized as follows:

•	Submission for U.S. accelerated approval and EU conditional approval of lanifibranor will be based on a 72-week histology analysis – We will seek to obtain accelerated approval in the U.S. and conditional approval in the EU for lanifibranor based on a pre-specified histology analysis in approximately 900 patients if we are able to establish a positive benefit-risk ratio after 72 weeks of treatment.

•	Primary composite endpoint expected to be a combination of NASH resolution and fibrosis improvement – The primary composite endpoint of patients having both NASH resolution and fibrosis improvement of at least one stage will be used for the 72-week histology analysis. The endpoint is designed to predict a significant improvement of prognostic risk and, if met, may support a label for the treatment of NASH and the improvement in liver fibrosis in adult non-cirrhotic NASH patients. During our NATIVE Phase IIb clinical trial, this endpoint was met with statistical significance, including in NASH patients with F2/F3 fibrosis, the patient population that will be included in the Phase III trial, as well as in NASH patients with type two diabetes. Endpoints of NASH resolution and no worsening of fibrosis, and improvement of fibrosis with no worsening of NASH will be included as key secondary endpoints. Additional supportive histologic endpoints, non-invasive markers of liver fibrosis and steatohepatitis as well as effects on lipids and insulin resistance will also be evaluated.

•	Long-term use to be established after 72 weeks – The duration of 72 weeks was considered adequate by both the FDA and EMA to establish long-term use as well as dose and cumulative drug exposure. With this trial, the proposed size of the safety database required for marketing application would be consistent with regulatory guidelines.

Named NATIV3 (NASH lanifibranor Phase III trial), the planned trial has been designed as a double-blind, placebo-controlled global pivotal Phase III clinical trial to assess the potential benefit of lanifibranor treatment on liver-related clinical outcomes. Patients will be randomized 1:1:1 to receive lanifibranor (800mg once daily or 1200mg once daily) or placebo. The trial will remain blinded after the pre-specified histological analysis and continue in a total of approximately 2,000 patients until the occurrence of a pre-specified number of adverse liver-related clinical events, including progression to cirrhosis. The trial would be completed on a post-marketing basis in the event that U.S. accelerated approval or EU conditional approval is received. Statistical powering of 90% was considered for the sample size calculations of the Phase III clinical trial. The trial preparations are progressing and we plan to initiate Part 1 of the trial in the first half of 2021, with Part 1 referring to a 72-week treatment in approximately 900 patients allowing to seek accelerated approval in the U.S. and conditional approval in the EU for lanifibranor based on a pre-specified histology analysis; this part of the study is followed by an extension period (Part 2), the end date of which depends on a pre-defined number of clinical events. Part 1 of the study has the following timelines:

•	First site active – expected for the second quarter of 2021.

•	First Patient First Visit – expected in the third quarter of 2021.

•	Last Patient First Visit – expected in the second half of 2022.

•	Last Patient Last Visit – expected in the first half of 2024.

•	Publication of headline results – expected in the second half of 2024.

Lanifibranor has received both Breakthrough Therapy designation and fast track designation from the FDA for the treatment of NASH.

Disease Overview and Opportunity

NASH is a common and progressive chronic liver disease that is an advanced progression of nonalcoholic fatty liver disease, or NAFLD. NASH has five main components. The first component is metabolic. NASH is increasingly understood as the expression in the liver of metabolic syndrome and is frequently associated with obesity, insulin resistance and type 2 diabetes. Second, NASH is characterized by excessive fat accumulation in the liver, known as steatosis, that is not caused by excessive use of alcohol. Steatosis is a metabolic dysfunction that occurs when the liver cells import more fatty acids than they can metabolize, leading to lipogenesis, or the creation of fat. Third, in NASH patients, steatosis induces chronic inflammation and the death of liver cells, observed histologically as ballooning of necrotic cells. Fourth, inflammation and ballooning may lead to progressive fibrosis in the liver, and ultimately cirrhosis, as the body responds to the liver’s injured state by producing stellate cells, fibroblasts and accompanying proteins, such as collagen and fibronectin. Fifth, advanced fibrosis of the liver is characterized in part by increased vascular resistance and portal hypertension, or high blood pressure in the system of veins running from the intestinal system to the liver. NASH is diagnosed by means of a liver biopsy that confirms the presence of steatosis, inflammation, ballooning and fibrosis.

The overall NASH prevalence in the adult population of the United States is believed to be approximately 12%. Given the prevalence of the underlying risk factors for the disease, including type 2 diabetes and obesity, as well as the need for a biopsy to diagnose NASH, we also believe that the disease may be underdiagnosed. In 2020, NASH is expected to become a leading cause of liver transplantation in the United States. Additionally, NASH is now considered to be the leading, and a rapidly increasing, cause of hepatocellular carcinoma, or primary liver cancer, of which up to 40% of cases in NASH patients develop prior to developing cirrhosis. More than 20% of patients with NASH progress to cirrhosis within a decade of diagnosis and, compared to the general population, have a ten-fold greater risk of liver-related mortality.

There are currently no approved therapies for the treatment of NASH. Various therapeutics, including insulin sensitizers and vitamin E, are used off-label. Lifestyle changes, including modification of diet and exercise to reduce body weight, as well as treatment of concomitant diabetes and dyslipidemia, are commonly accepted as the standard of care, but have not conclusively been shown to prevent disease progression.

Background: PPAR Activation and NASH

PPARs are ligand-activated transcription factors belonging to the nuclear hormone receptor family that regulate the expression of genes. PPARs play essential roles in the regulation of cellular differentiation, development and tumorigenesis. There are three PPAR isoforms, known as PPARa, PPARo and PPAR-y. As shown in the diagram below, PPAR activation has been established to play a role in regulating each of the components of NASH:

•	Metabolism: Activation of PPARa and PPARo have been demonstrated to reduce triglyceride levels and increase HDL cholesterol levels, while activation of PPAR-y has been demonstrated to increase insulin sensitization, all of which are key metabolic markers in patients with NASH.

•	Steatosis: Activation of PPARa and PPAR-y address key elements of steatosis by enhancing fatty acid metabolism and ultimately decreasing lipogenesis.

•	Inflammation and Ballooning: Activation of PPARa, PPARo and PPAR-y have been associated with statistically significant reductions in inflammation and ballooning.

•	Fibrosis: Activation of PPAR-y and PPARo is associated with anti-fibrotic effects across the process of fibrosis, from the production of stellate cells to the production of fibrotic proteins such as collagen and fibronectin.

•	Vascular Processes: Activation of PPARa and PPAR-y have been shown to decrease liver sinusoisal endothelial cell capillarization and improve endothelial function, leading to decrease hepatic vascular resistance and portal pressure, and in turn reduced hypertension.

PPAR agonists act to induce anti-fibrotic, anti-inflammatory and positive vascular and metabolic effects by activating one or more PPAR isoforms, as well as by repressing or recruiting co-regulators of these isoforms, which are proteins that interact with the transcription machinery of cells to enhance or inhibit the transcription of genes. Depending on their chemical structure, PPAR agonists can activate different PPAR isoforms, and can activate each isoform more or less potently, depending on the manner in which the agonist binds to the isoform and the nature and number of co-regulators that the agonist represses or recruits.

The interaction of PPAR agonists and PPAR isoforms is complex, and creating therapeutic chemical compounds that induce the desired clinical effects is challenging. A PPAR agonist intended to induce a specific anti-fibrotic, anti-inflammatory, vascular or metabolic effect by activating an isoform may not activate the isoform with sufficient potency to induce the desired effect, may activate the isoform with excessive potency, leading to unintended harmful consequences, or may co-activate additional isoforms, leading to additional effects, which may or may not be beneficial.

Single and dual PPAR agonists have been associated with toxicity and adverse effects, including adverse effects on the heart, kidney, skeletal muscle and bladder, as well as on body weight, water retention and bone mineral density. We believe this is because single and dual PPAR agonists have historically activated PPAR isoforms with excessive potency or in an imbalanced manner, leading to over-activation of certain isoforms in the attempt to activate other isoforms, or an under-activation of other isoforms that could counterbalance the effects of the activated isoforms.

Lanifibranor as a Differentiated PPAR Agonist

Lanifibranor is a pan-PPAR agonist that is designed to target all three PPAR isoforms in a moderately potent manner, with a well-balanced activation of PPARa and PPARo, and a partial activation of PPAR-y. While there are other PPAR agonists that target only one or two PPAR isoforms, lanifibranor is the only pan-PPAR agonist in clinical development. We believe that this pan-PPAR approach provides for a combination of anti-fibrotic, anti-inflammatory and beneficial vascular and metabolic effects that cannot be obtained with single and dual PPAR agonists. We believe lanifibranor’s moderate and balanced pan-PPAR binding profile also contributes to the favorable tolerability profile that has been observed in clinical trials and pre-clinical studies to date, including in our recently completed NATIVE Phase IIb trial. We tested the response of each of the three PPAR isoforms to activation by lanifibranor at increasing doses. As shown in the first chart below, we observed that the response curve of each PPAR isoform to lanifibranor was similar and dose-dependent.

We also measured the binding affinity of lanifibranor to each of the three PPAR isoforms by using EC50, a commonly accepted measure of the potency of binding affinity that represents higher potencies with smaller numbers, and compared that to the documented binding affinity of other PPAR agonists. As shown in the second chart below, we observed that lanifibranor is the only PPAR agonist that activates all three PPAR isoforms. In addition, we observed that lanifibranor exhibited a more balanced activation of PPAR isoforms in comparison to other PPAR agonists, while also acting with moderate potency.

Pre-clinical and clinical data, including data from our recently completed Phase IIb NATIVE trial, have shown that lanifibranor is associated with a favorable tolerability profile, which we believe is the result of its moderate and balanced binding profile. We have examined the physical binding of lanifibranor to PPAR-y and observed that lanifibranor binds differently to PPAR-y than other PPAR agonists, such as rosiglitazone, and recruits a more selective set of co-regulators, which suggests that lanifibranor will be less likely to induce an over-activation of the PPAR-y isoform. Further, studies conducted by others have shown that activation of certain PPAR isoforms can mitigate safety and tolerability issues that are associated with activation of other PPAR isoforms. For example, administration of PPAR-y agonists is associated with increased body weight and water retention in patients with diabetes and decreased bone mineral density in rodent models; however, co-administration of both a PPARa agonist and a PPAR-y agonist was observed to mitigate these adverse effects.

As shown in the chart below, in a 12-month toxicological study performed in 2015 in non-human primates, the results of which were published in May 2017, and two-year carcinogenicity studies in rats and mice, the results of which were published in august 2018, lanifibranor was not observed to be associated with toxicity or adverse effects on the heart, kidney, skeletal muscle or bladder. By contrast, single and dual PPAR agonists have been associated with toxicity and adverse effects on these organs.

Under Abbott’s prior ownership, lanifibranor was also advanced through completion of Phase I clinical trials in which lanifibranor was administered to 125 healthy volunteers, and Phase IIa clinical trials in which lanifibranor was administered to 47 patients with type 2 diabetes over a period of four weeks. In these trials, lanifibranor exhibited a favorable tolerability profile, including with respect to key markers of liver, kidney, heart, muscle and bone function.

Over 250 patients were treated for 24 or 48 weeks in our Phase IIb clinical trials of lanifibranor, including our recently completed Phase IIb NATIVE trial. In these trials, lanifibranor showed a favorable tolerability profile and was not observed to be associated with the toxicity or adverse effects that have been observed in trials of single and dual PPAR agonists. In addition, in connection with these trials, lanifibranor underwent a total of seven DSMB reviews, and the DSMBs did not recommend any changes to the trial protocols.

As a result of the toxicity and adverse effects associated with single and dual PPAR agonists, FDA and EMA regulations regarding the PPAR class of compounds require two-year carcinogenicity and one-year in vivo toxicity studies to be performed prior to a product candidate entering clinical trials longer than six months. In accordance with these requirements, we conducted three long-term toxicological studies of lanifibranor in 2015. We first evaluated lanifibranor in a 12-month primate toxicological study, in which the administration of the product candidate was not associated, at any dose-level tested, with adverse effects. Lanifibranor was also evaluated in two 2-year carcinogenicity studies in rats and mice designed to identify any potential carcinogenic risk. In these two studies, lanifibranor was not associated with any carcinogenic effect relevant to humans up to the highest dose tested. Following its review of the two-year carcinogenicity studies, the FDA lifted the clinical hold in place on the PPAR target class with respect to lanifibranor. This decision enables us to conduct clinical trials longer than six months evaluating lanifibranor for the treatment of NASH. During a type B meeting with the FDA in 2021, the regulatory body has confirmed that the non-clinical toxicology package available for lanifibranor is both complete and acceptable to support the filing of a NDA for the targeted indication of treatment of NASH and improvement of liver fibrosis. The package includes the results of two-year carcinogenicity studies in mice and rats as well as long-term toxicology studies of up to one year in monkeys.

Pre-Clinical Development in NASH

In pre-clinical studies, we evaluated the effect of lanifibranor on the components of NASH, including studies that address effects linked to metabolic functions, including steatosis, to inflammation and ballooning, to the process of fibrosis and to vascular functions. Significant pre-clinical observations include:

•	We observed statistically significant dose dependent decreases in both steatosis and inflammation in mice administered lanifibranor at 10mg/kg and 30mg/kg after three weeks of treatment.

•	In a mouse model, we observed that the administration of lanifibranor at doses of 10mg/kg and 30mg/kg was associated with statistically significant reductions in ballooning of the liver and statistically significant improvements in NAS score, a commonly accepted, semi-quantitative evaluation of biopsy results that assesses the severity of steatosis, inflammation and ballooning in the liver.

•	In a mouse model, where we currently administered CCI4, an organic solvent that induces a strong liver inflammatory response producing fibrosis and lanifibranor at doses of 3mg/kg, 10mg/kg and 30mg/kg, we observed that the concurrent administration of lanifibranor with CCI4 was associated with statistically significant, dose-dependent decreases in collagen production at the site of administration, suggesting that lanifibranor inhibited the progression of fibrotic processes.
69

•	We also administered CCI4 to mice three weeks prior to the administration of lanifibranor at doses of 15mg/kg and 30mg/kg, in order to induce fibrosis, and observed that the administration of lanifibranor after the onset of fibrosis was associated with statistically significant decreases in collagen production, suggesting that the fibrotic process was reversed.

•	In a diet-induced obesity and insulin resistance model, we observed that administration of lanifibranor was associated with significant improvements in body weight, adiposity index, non-fasting glucose levels and insulin levels.

•	We also investigated the effect of two weeks of treatment with lanifibranor on cirrhotic rats and observed an amelioration of fibrosis and portal hypertension. Administration of lanifibranor was associated with a reduction in portal pressure, or PP, and an increase in portal blood flow, or PBF, which we believe are a result of improvement in the intrahepatic vascular resistance. Increased PBF was associated with liver function improvement as evidenced by decreased aspartate aminotransferase, or AST, which is an enzyme released when the liver is damaged. In addition, in the lanifibranor treated group there were significantly fewer rats that presented with ascites, which is an accumulation of fluid in the abdomen often caused by high blood pressure in the liver.

A result is considered to be statistically significant when the probability of the result occurring by random chance, rather than from the efficacy of the treatment, is sufficiently low. The conventional method for measuring the statistical significance of a result is known as the “p-value,” which represents the probability that random chance caused the result (e.g., a p-value = 0.001 means that there is a 0.1% or less probability that the difference between the control group and the treatment group is purely due to random chance). In this prospectus, except as otherwise noted, a p-value less than 0.05 is denoted by a single asterisk, a p-value less than 0.01 is denoted by two asterisks, a p-value less than 0.001 is denoted by three asterisks and a p-value less than 0.0001 is denoted by four asterisks. Generally, a p-value less than 0.05 is considered statistically significant, and may be supportive of a finding of efficacy by regulatory authorities. However, regulatory authorities, including the FDA and EMA, do not rely on strict statistical significance thresholds as criteria for marketing approval and maintain the flexibility to evaluate the overall risks and benefits of a treatment. In this annual report, statistically significant results are noted graphically with asterisks.

Earlier Trials in Type 2 diabetes — Supportive Evidence for relevance of Lanifibranor in NASH

Prior to our founding, Abbott advanced lanifibranor through completion of Phase IIa clinical trials in which lanifibranor was administered to 47 patients with type 2 diabetes over a period of four weeks. In these trials, it was observed that treatment with lanifibranor was associated with improvements in metabolic biomarkers relevant to NASH, including insulin resistance and dyslipidemia markers, and also exhibited a favorable tolerability profile. While the results of these clinical trials were also supportive of continued clinical development in type 2 diabetes, we determined that the number of drugs available and in development for the treatment of type 2 diabetes, as well as other competitive factors, made it impractical for us to continue Abbott’s development of lanifibranor for the treatment of type 2 diabetes.

As shown in the figures below, administration of lanifibranor at all doses tested (400mg, 800mg and 1,400mg) was associated with increased levels of adiponectin, a fat-derived plasma protein with anti-inflammatory functions, increased levels of HDL cholesterol and decreased levels of triglycerides. Moreover, at the 800mg and 1,400mg doses, the changes in all three parameters were statistically significant as compared to the placebo.

Based on the metabolic properties of lanifibranor observed in these clinical trials and their relevance to metabolic biomarkers associated with NASH, we believe lanifibranor can be relevant in treating patients with NASH. We believe these trials will provide additional supporting clinical data for our discussions with regulatory authorities regarding the potential approval of lanifibranor for the treatment of NASH.

Phase IIb NATIVE Trial

In June 2020, we announced positive topline results from our Phase IIb randomized, double-blind, placebo- controlled NATIVE clinical trial of lanifibranor for the treatment of patients with NASH. The NATIVE trial enrolled 247 patients at more than 70 sites in Europe, the United States, Canada, Australia and Mauritius. We focused on recruiting patients with severe disease: approximately 73% of patients had a NAS score of six or higher, approximately 76% of patients had stage two or three fibrosis, indicating moderate to advanced fibrosis without cirrhosis, and approximately 40% of patients had type 2 diabetes. The goal of the trial was to assess improvement in liver inflammation and ballooning, which are two of the markers of the resolution of NASH. To be considered for inclusion, patients needed a diagnosis of NASH confirmed by liver biopsy and a cumulative score of inflammation and ballooning of three or four out of four, indicating the presence of moderate to severe inflammation and ballooning; a steatosis score greater than or equal to one, indicating the presence of moderate to severe steatosis; and a fibrosis score less than four, indicating the absence of cirrhosis. The scoring of each of these parameters was performed in a centralized laboratory following liver biopsy and using the steatosis, activity and fibrosis, or SAF, score, which is a commonly accepted, semi-quantitative evaluation of liver biopsy results.

Patients were randomized in a 1:1:1 ratio to receive either lanifibranor at a dose of 800mg or 1,200mg once daily or placebo for a period of 24 weeks.

The primary endpoint of the trial is a reduction in the combined inflammation and ballooning score of two points compared to baseline, with no worsening of fibrosis, defined as an increase in fibrosis stage. As shown in the figures below, administration of lanifibranor at the 1,200 mg dose was associated with a dose dependent and statistically significant reduction in the number of patients achieving the primary endpoint. This result was observed in both the Intention-to-Treat, or ITT, population, which consists all patients randomized in the trial, and also the Per Protocol, or PP, population, which consists of all patients with paired biopsies and without deviations impacting the assessment of results.

Lanifibranor and reduction in inflammation and ballooning with no worsening of fibrosis

Treatment with lanifibranor also met multiple key secondary endpoints of the NATIVE trial, including NASH resolution, improvements in each of the steatosis, inflammation, ballooning and fibrosis scores from baseline as measured using NAS scores and fibrosis stage scoring, improvements in various other fibrosis measures, improvements in several metabolic markers, and safety.

As shown in the figures below, treatment with lanifibranor at both doses was associated with a dose dependent and statistically significant improvement in the percentage of patients achieving a resolution of NASH, defined as a NAS inflammation score equal to zero or one and a NAS ballooning score equal to zero, with no worsening of fibrosis. Similar results were observed among the subset of patients with stage two or three fibrosis, or F2/F3 patients.

Lanifibranor and resolution of NASH with no worsening of fibrosis in F2/F3 patients

As shown in the figure below, administration of lanifibranor at the 1,200 mg dose was also associated with dose dependent and statistically significant improvements in fibrosis, defined as an improvement of one stage or more in fibrosis score, with no worsening of NASH, defined as no increase in NAS inflammation, NAS ballooning or NAS steatosis scores.

Lanifibranor and improvement in fibrosis with no worsening of NASH

As shown in the figure below, lanifibranor treatment at both doses was also associated with dose dependent and statistically significant improvements in the percentage of patients achieving resolution of NASH with improvement in fibrosis, defined as an improvement of one stage or more.

Lanifibranor and resolution of NASH with fibrosis improvement

In addition to the secondary endpoints related to inflammation, ballooning, steatosis and fibrosis, the NATIVE trial also met key secondary endpoints relating to improvements in metabolic markers relevant to NASH. As shown in the figures below, treatment with lanifibranor at both doses was associated with statistically significant decreases in enzymes associated with liver disease, including alanine aminotransferase, or ALT, aspartate transaminase, or AST, and gamma-glutamyl transferase, or GGT. Notably, these improvements were statistically significant beginning at the fourth week of lanifibranor administration.

Lanifibranor and decreases in enzymes related to liver function

As shown in the figures below, administration of lanifibranor at both doses was also associated with statistically significant changes in certain plasma lipid levels, including an increase in HDL cholesterol levels and a decrease in triglyceride levels. These changes were not accompanied by changes in LDL- cholesterol levels.

Lanifibranor and changes in HDL-cholesterol and triglycerides

As shown in the figures below, treatment with lanifibranor at both doses was also associated with beneficial changes in markers of glucose metabolism, including decreases in hemoglobin A1c, or HbA1c, which is a marker of blood sugar levels, decreases in fasting glucose, which is a measure of blood sugar levels in the absence of food and drink, and insulin levels.

Lanifibranor and changes in glucose metabolism

The NATIVE trial also met its safety primary endpoint, with lanifibranor exhibiting a favorable tolerability profile, consistent with the tolerability profile observed in prior clinical trials in NASH and another indication. The adverse events, or AEs, reported in the trial were generally mild to moderate in severity. There were three discontinuations due to AEs in each group. The most common AEs in the lanifibranor groups were diarrhea, fatigue, nausea, weight gain, peripheral edema and headaches. The weight gains were a mean 2.4kg increase observed at the 800 mg dose and a mean 2.7 kg increase at the 1,200 mg dose.

These weight gains are consistent with known insulin sensitizing pharmacology. A total of 14 patients reported peripheral edema, two in the placebo group, five in the 800 mg dose group and seven in the 1,200 mg dose group. All reports of peripheral edema except one were of mild intensity. There were only two patients with treatment-related peripheral edema in each lanifibranor treatment arm. There was no treatment discontinuation due to edema.

As shown in the chart below, there were 13 serious adverse events, or SAEs, reported in the trial. Three of the SAEs were reported in the placebo arm, three in the 800mg dose group and seven in the 1,200 mg dose group. After excluding biopsy-related SAEs, there were three SAEs in the placebo group, two in the 800 mg dose group and four in the 1,200 mg dose group.

Patients reporting treatment-emergent SAEs N (%)	Placebo(N = 81)	Lanifibranor 800mg (N = 83)	Lanifibranor 1200m (N = 83)
Total	3 (3.7%)	3 (3.6%)	7 (8.4%)
Treatment-Emergent SAEs linked to biopsy
procedure:
— Post-procedural haematoma/haemorrhage	—	1 (1.2%)	1 (1.2%)
— Post-procedural pain	—	—	1 (1.2%)
— Pneumobilia (post-procedural)	—	—	1 (1.2%)
Other Treatment-Emergent SAEs:
— Wrist fracture	1 (1.2%)	—	—
— Angina unstable	—	—	1 (1.2%)
— Cardiac failure	1 (1.2%)	—	—
— Gastroenteritis	—	—	1 (1.2%)
— Pyelonephritis	—	—	1 (1.2%)
— Pancreatitis	—	1 (1.2%)	—
— Undifferentiated connective tissue disease	—	1 (1.2%)	—
— Urticaria	1 (1.2%)	—	—
— Foot operation	—	—	1 (1.2%)

Following the publication of the positive results from the NATIVE Phase IIb clinical trial evaluating lanifibranor in NASH in June 2020, we have progressed with the analysis of the circulating biomarkers. The first results of this analysis have shown a positive and statistically significant decrease of some biomarkers under lanifibranor treatment. Of importance and in line with the mechanism of action of lanifibranor, patients treated with the drug candidate showed improvements on biomarkers of fibrosis (Pro-C3 - a marker of fibrogenesis and ratio TIMP-1/MMP2 – a ratio depicting the inhibition of matrix remodeling process), apoptosis (CK18-M30 - a marker of apoptosis) and inflammation (Ferritin and hs-CRP – markers of inflammation).

In light of these Phase IIb results, we plan to advance lanifibranor, either alone or together with a collaborator. Following the end-of-phase II meeting with the FDA and the receipt of the Scientific Advice letter from the EMA during the fourth quarter of 2020, the Phase III trial design and clinical strategy have been discussed with both regulatory authorities and are summarized as follows:

•	Submission for U.S. accelerated approval and EU conditional approval of lanifibranor will be based on a 72-week histology analysis – we will seek to obtain accelerated approval in the U.S. and conditional approval in the EU for lanifibranor based on a pre-specified histology analysis in approximately 900 patients if we are able to establish a positive benefit-risk ratio after 72 weeks of treatment.

•	Primary composite endpoint expected to be a combination of NASH resolution and fibrosis improvement – The primary composite endpoint of patients having both NASH resolution and fibrosis improvement of at least one stage will be used for the 72-week histology analysis. The endpoint is designed to predict a significant improvement of prognostic risk and, if met, may support a label for the treatment of NASH and the improvement in liver fibrosis in adult non-cirrhotic NASH patients. During our NATIVE Phase IIb clinical trial, this endpoint was met with statistical significance, including in NASH patients with F2/F3 fibrosis, the patient population that will be included in the Phase III trial, as well as in NASH patients with type two diabetes. Endpoints of NASH resolution and no worsening of fibrosis, and improvement of fibrosis with no worsening of NASH will be included as key secondary endpoints. Additional supportive histologic endpoints, non-invasive markers of liver fibrosis and steatohepatitis as well as effects on lipids and insulin resistance will also be evaluated.

•	Long-term use to be established after 72 weeks – The duration of 72 weeks was considered adequate by both the FDA and EMA to establish long-term use as well as dose and cumulative drug exposure. With this trial, the proposed size of the safety database required for marketing application would be consistent with regulatory guidelines.

Named NATIV3 (NASH lanifibranor Phase III trial), the planned trial has been designed as a double-blind, placebo-controlled global pivotal Phase III clinical trial to assess the potential benefit of lanifibranor treatment on liver-related clinical outcomes. Patients will be randomized 1:1:1 to receive lanifibranor (800mg once daily or 1200mg once daily) or placebo. The trial will remain blinded after the pre-specified histological analysis and continue in a total of approximately 2,000 patients until the occurrence of a pre-specified number of adverse liver-related clinical events, including progression to cirrhosis. The trial would be completed on a post-marketing basis in the event that U.S. accelerated approval or EU conditional approval is received. Statistical powering of 90% was considered for the sample size calculations of the Phase III clinical trial. The trial preparations are progressing and we plan to initiate the trial in the first half of 2021. Lanifibranor has received both Breakthrough Therapy designation and fast track designation from the FDA for the treatment of NASH. We may also pursue development of lanifibranor for the treatment of NASH patients with stage four fibrosis, indicating severe fibrosis with cirrhosis. Further clinical development in the United States will be conducted pursuant to an IND accepted by the FDA in August 2018.

NAFLD in Type 2 Diabetes Patients

In collaboration with Dr. Kenneth Cusi, Chief of the Division of Endocrinology, Diabetes & Metabolism in the Department of Medicine at the University of Florida, Gainesville, we are supporting a Phase II investigator- initiated clinical trial of lanifibranor for the treatment of NAFLD. The trial is expected to enroll 34 NAFLD patients, each of whom has also been diagnosed with type 2 diabetes, who will be treated for a 24-week period with a single daily dose of 800mg of lanifibranor, and ten subjects in a healthy, non-obese control group. The trial’s overall objective is to measure the metabolic effects of lanifibranor and its potential efficacy on liver triglycerides in type 2 diabetes patients with NAFLD. The primary endpoint is the change in liver triglycerides as assessed by proton magnetic resonance spectroscopy. Secondary endpoints include evidence of metabolic improvements in insulin resistance, de novo lipogenesis, free fatty acids and lipids, as well as safety. The trial is being conducted pursuant to an IND accepted by the FDA in May 2018. Results from this trial are currently expected in 2021, however, due to the COVID-19 pandemic results could be delayed. On March 5, 2021, Dr. Cusi provided an update that the COVID-19 pandemic has had a large impact on patient enrollment during 2020. In this context, the publication of the study results are now expected in the first half of 2022 versus 2021 as previously announced. We believe this trial will provide additional supporting clinical data for our discussions with regulatory authorities regarding the potential approval of lanifibranor for the treatment of NASH. In 2020, after the Phase IIb data, the decision was made by the investigator to reduce the number of patients to be enrolled. Originally the trial was expected to enroll 64 patients to be treated with a single daily dose of lanifibranor (800 mg/day) for a 24-week period and 10 subjects in a healthy, non-obese control group. However, given the observed effects of lanifibranor in reducing steatosis during the Phase IIb NATIVE (NAsh Trial to Validate IVA337 Efficacy) clinical trial evaluating lanifibranor for the treatment of NASH, the investigator has decided to reduce the number of patients to be evaluated to 34 patients, while maintaining the same statistical powering in the trial.

The PanNASH Initiative

We believe that NASH is currently poorly understood and underdiagnosed. As we advance lanifibranor toward pivotal development, we are endeavoring to increase awareness and disseminate knowledge related to NASH among the scientific and clinical community, patients and other key stakeholders within the healthcare system. To this end, we have founded and sponsored the development of the PanNASH Initiative. The PanNASH Initiative is a working group consisting of a committee of international independent experts that aims to increase the visibility and contribute to a better understanding of NASH, including improving diagnosis and establishing best practices for the treatment of the disease. The committee includes European and American medical experts in areas related to NASH, such as hepatology, diabetes and cardiology, along with scientific experts focused on promoting a better understanding of the pathophysiological mechanisms involved in NASH. The PanNASH Initiative intends to develop and disseminate new findings about NASH through publications, conferences and training sessions. It focuses on risk factors for the development of the disease, the identification of patients at risk, clinical markers and associated health risks, as well as the development of new treatments. Specifically, the PanNASH Initiative is working to increase knowledge of the underlying pathological mechanisms of NASH ranging from metabolic disorders to fibrosis, with a focus on the modulating role in the disease played by PPARs.

Odiparcil for the Treatment of MPS

Odiparcil is a potential treatment of several subtypes of MPS, a group of rare, progressive genetic disorders that manifest early in life. The drug is designed to act on the underlying cause of the symptoms of MPS, which is the accumulation of GAGs in the lysosomes of cells. GAGs are important for the modulation of cell-to-cell signaling and the maintenance of tissue structure and function. Lysosomes are enclosed sacs of enzymes that break down large molecules, including GAGs, so that they can be passed to other parts of the cell or excreted. Due to genetic mutations, lysosomes in patients with MPS contain deficient versions of the enzymes necessary to break down GAGs. As a result, GAGs accumulate within the lysosomes, causing them to swell and interfere with the ordinary functioning of cells, leading to the symptoms associated with MPS. MPS is categorized by subtypes, depending on the enzyme that is deficient and the corresponding GAGs that accumulate. By modifying how GAGs are synthesized, odiparcil facilitates the production of soluble GAGs that can be excreted in the urine, rather than accumulating in cells.

Specifically, odiparcil acts on chondroitin sulfate, or CS, and dermatan sulfate, or DS, either or both of which accumulate in patients with MPS I, II, IVa, VI and VII. Prior to our founding, Abbott, in collaboration with GlaxoSmithKline, investigated odiparcil for the treatment of thrombosis because odiparcil’s mechanism of action, which involves the synthesis of soluble GAGs, is also believed to have an anti-thrombotic effect. After acquiring odiparcil from Abbott, we determined that the mechanism of action of odiparcil is also relevant for the treatment of patients with certain subtypes of MPS, and we decided to develop odiparcil for this indication.

We have decided to focus our clinical efforts on the development of lanifibranor for the treatment of NASH. During this time, we have suspended all MPS-related research and development activities and are reviewing all available options to optimize the development of odiparcil for the treatment of MPS VI. As a consequence, the Phase I/II SAFE-KIDDS (SAFEty, pharmacoKInetics and pharmacoDynamics, Dose escalating Study) clinical trial evaluating odiparcil in MPS VI children and the Phase IIa extension clinical trial with odiparcil in MPS VI patients who completed the prior iMProveS Phase IIa clinical trial will not be initiated in the first half of 2021 as initially planned. As part of this decision, we may seek a strategic collaborator to help pursue the development of odiparcil in MPS patients.

Disease Overview and Opportunity

There are four types of GAGs that accumulate in MPS patients, which are DS and CS, as well as heparan sulfate, or HS, and keratan sulfate, or KS. The manifestations of the disease depend on the type of GAGs that accumulate, with MPS being categorized into numerous subtypes, depending on the lysosomal enzyme that is deficient. Because odiparcil acts on CS and DS, we believe odiparcil’s mechanism of action could be effective in patients with MPS I, II, IVa, VI and VII, which are the MPS subtypes in which one or both of CS and DS accumulate.

We have focused our pre-clinical and clinical development to date on the treatment of MPS VI, primarily because both DS and CS, and no other types of GAGs, accumulate in this subtype. Patients with MPS VI, also known as Maroteaux-Lamy syndrome, have rounded and thickened facial features, corneal clouding, hearing loss, dwarfism with deformity of the limbs, enlargement of the liver and spleen, cardiac valve disease and reduced pulmonary function, with no mental retardation. As with other MPS subtypes, the time of onset, rate of progression and extent of the disease may vary between the affected individuals. The life expectancy of MPS VI patients, if untreated, is approximately 20 years for patients with the severe forms of the disease. Common causes of death for MPS VI patients are heart disease and airway obstruction. The incidence of MPS VI is estimated to be approximately 1 in 240,000 to 400,000 live births, with variations between countries on account of consanguinity.

Existing therapeutic options for MPS patients aim to improve quality of life, slow disease progression or minimize irreversible damage to tissues and organs. The current standard of care for the treatment of patients with MPS is ERT, which requires weekly infusions and is generally administered in an outpatient hospital setting. While ERT has been shown to be effective in reducing GAG accumulation in certain tissue types, it has shown limited efficacy in reducing GAG accumulation in poorly vascularized tissues and organs, such as cartilage, or in tissues that are protected by a barrier, such as the eye. The manifestations of MPS associated with GAG accumulation in these tissues and organs include hearing loss, corneal clouding, joint stiffness, spinal cord compression and heart and lung diseases. ERT has increased the lifespan of many MPS patients, but these increases are accompanied by unmet medical needs in the tissues in which ERT shows limited efficacy. Hematopoietic stem cell transplantation, or HSCT is also used in rare cases for patients with severe symptoms. HSCT resolves additional symptoms not addressed by ERT, but compatible donors are difficult to find. The procedure is also associated with high rates of morbidity and mortality, and efficacy has been reported to be limited to certain patients and certain MPS subtypes. For MPS patients in which prominent musculoskeletal involvement is seen, frequent orthopedic surgeries may also be required to correct the deformities and increase the quality of life of patients.

Our Solution

Odiparcil, an orally-available small molecule, acts to decrease the lysosomal accumulation of CS and DS in patients with certain MPS subtypes. In normal GAG synthesis, galactosyl transferase 1, or GT1, an enzyme, catalyzes the attachment of protein bound D-xylose to a sugar chain to form an insoluble proteoglycan. These insoluble GAGs have a variety of functions in normal physiology, including modulation of cell-to-cell signaling and maintenance of tissue structure and function.

Odiparcil acts to circumvent the normal process of GAG synthesis by introducing a higher affinity, non-protein bound substrate for GT1 to react with. We have observed in pre-clinical studies that in the presence of both odiparcil and D-xylose, the ratio at which GT1 reacts with odiparcil in comparison to D-xylose is approximately 2000 to 1. When GT1 reacts with odiparcil, chains of DS and CS are built on odiparcil, rather than on protein-bound D-xylose. These odiparcil-based chains are soluble, which means they can be directly excreted by the body and bypass the lysosomal degradation pathway. With fewer proteoglycans entering the lysosomes, GAG accumulation is decreased, restoring the balance of the synthesis and degradation of GAGs.

We believe odiparcil’s mechanism of action is relevant to a number of tissues in which GAGs accumulate that are addressed with limited efficacy by the current standard of care, which is ERT. Unlike ERT, odiparcil is a small molecule that we have observed to be well distributed in the body, even in certain tissues that are poorly vascularized or protected by a barrier. As shown in the figure below, pre-clinical studies conducted by others using cat models have measured the presence of rhASB, which is the enzyme used in ERT for patients with MPS VI, in certain tissues and organs. While these studies observed the presence of rhASB in well-vascularized tissue, such as the heart muscle, they did not observe the presence of rhASB in the cornea or cartilage. By contrast, in pre-clinical studies in rodent models, we observed meaningful concentrations of odiparcil in not only heart muscle tissue, but also bone, corneal tissue and cartilage.

Because odiparcil has a different mechanism of action than ERT and reaches tissues that are poorly penetrated by ERT, we believe odiparcil could be used as a combination therapy with ERT. Based on our pre-clinical data, we also believe odiparcil has potential as a stand-alone therapy.

We believe odiparcil’s mechanism of action is relevant to a number of MPS subtypes. Odiparcil has received orphan drug designation from the FDA and EMA and rare pediatric disease designation from the FDA for the treatment of MPS VI. We hold unencumbered rights to odiparcil’s development and commercialization.

During their development of odiparcil as an anti-thrombotic therapy, Abbott and GlaxoSmithKline, advanced odiparcil through the completion of 29 Phase I and Phase II clinical trials, in which odiparcil was administered to over 1,800 subjects. In these trials, odiparcil displayed a favorable tolerability profile at daily doses in excess of the therapeutic range. Low toxicity was also observed in in vivo toxicology studies of up to 36 weeks. We believe these trials will provide additional supporting clinical data for our discussions with regulatory authorities regarding the potential approval of odiparcil for the treatment of MPS.

Pre-Clinical Development

In pre-clinical studies of fibroblasts from healthy donors and MPS VI patients, we observed that administration of odiparcil was associated with a decrease in CS intracellular content, while increasing the extra-cellular level of GAGs. At 10µM concentration, odiparcil was associated with a decrease in intracellular CS content below the basal level observed in control fibroblasts from a healthy donor.

We also observed in vivo evidence of reduced GAG accumulation following administration of odiparcil in a drug-induced model of MPS. In this same MPS VI mouse model, we observed that odiparcil was active in tissues of the eyes and cartilage, areas in which ERT has been observed to have limited efficacy, as well as significant improvements in mobility in of mice treated with odiparcil.

Clinical Results

In December 2019, we announced positive results from the iMProveS Phase IIa clinical trial of odiparcil, which enrolled twenty patients, aged 16 years or older, with advanced MPS VI subtype disease. Fifteen patients, for a period of 26 weeks, were randomized to receive baseline ERT in combination with one of two doses of odiparcil, 250 mg or 500 mg administered twice daily, or placebo, for six months. Five patients who were not receiving ERT received 500 mg of odiparcil administered twice daily in an open label cohort, for six months. Thirteen patients completed the trial: four patients who received placebo in addition to ERT and nine patients equally distributed in each of the three odiparcil groups. The trial was conducted at four sites in Europe. The primary endpoint of the trial was safety, as assessed by clinical and biological standard tests. Secondary endpoints included changes from baseline in leukocyte, skin and urinary GAG content, improvements of activity and mobility, evaluation of cardiovascular, lung and respiratory function and vision and hearing impairments.

After 26 weeks of treatment, we observed that odiparcil in combination with ERT was associated with improvements in corneal clouding and cardiac and respiratory function and exhibited a favorable tolerability profile. Signals of clinical activity were also detected in patients treated only with odiparcil. We observed improved mobility as assessed using the 6 minute walk test, or 6MWT, in patients treated with ERT and the 250mg twice daily dose of odiparcil, as well as in patients in the open label cohort. We did not observe improved mobility using the 6MWT in patients treated with ERT and the 500mg twice daily dose of odiparcil. Dose-dependent urinary GAGs clearance, used as an activity biomarker, was observed in the entire odiparcil-treated patient population. A reduction in leukocyte GAGs was not observed and therefore was not confirmed as a biomarker for the decrease of GAG accumulation. The trial also met its safety primary endpoint with odiparcil exhibiting a favorable tolerability profile, consistent with the tolerability profile observed with odiparcil as a monotherapy in prior clinical trials. The majority of the adverse events reported were mild or moderate in severity. The most common adverse reactions in odiparcil groups were a laboratory interference false positive and skin reactions, among which three were reported as serious adverse events, or SAEs, that were determined by the investigator to be associated with the treatment occurred in patients treated with odiparcil. Two of these SAEs were abnormal laboratory results that were subsequently deemed to be false positives. The third SAE was exanthema, a skin reaction consistent with the types of reaction frequently observed in patients with MPS VI treated with ERT. One death occurred in the placebo group. We observed that the pharmacokinetic profile of odiparcil in this patient cohort was consistent with that observed in previous trials of odiparcil, suggesting that the introduction of ERT did not alter odiparcil’s pharmacokinetics.

In August, 2020, the FDA accepted our IND application for odiparcil for the treatment of MPS VI, allowing us or a collaborator to initiate clinical trials with this drug candidate in the United-States.

The SAFE-KIDDS trial, which is a three-part Phase Ib/II clinical trial of odiparcil in a pediatric population with MPS VI, initially announced for the first half of 2021 is suspended following our decision to focus our activity on the lanifibranor development.

Hippo Signaling Pathway Program in Oncology and Fibrosis

Leveraging our assets and expertise, we have investigated the Hippo signaling pathway, which is implicated in the processes of cell differentiation and proliferation, tissue growth and organ size. Dysregulation along the Hippo signaling pathway has been implicated in a variety of different types of cancer, particularly malignant mesothelioma, as well as lung cancer, triple negative breast cancer, hepatocellular carcinoma and hepatoblastoma, as well as fibrotic disease.

Our primary oncology program aims to disrupt the interaction between YAP and TEAD, which is an interaction that occurs along the Hippo signaling pathway and plays a key role in the oncogenic process. In pre-clinical studies, we observed that our compounds prevented the formation of the YAP-TEAD transcriptional complex, reduced the expression of YAP-TEAD target genes and displayed anti-proliferative effects in cancer cell lines controlled by the Hippo signaling pathway. Further, in xenograft models, we observed that our compounds inhibited gene expression and cell proliferation in cell lines sensitive to YAP, and were associated with tumor regression, both as a monotherapy and in combination with approved cancer therapies. In addition, in xenograft and orthotopic models of malignant pleural mesothelioma, or MPM, we observed that YAP-TEAD inhibition was associated with reduced tumor growth. Based on these findings, we plan to expand our YAP-TEAD program to other cancer indications and explore the potential of our YAP-TEAD inhibitor as a monotherapy and in combination with other approve anti-cancer agents. We are in the process of selecting development candidate for our Hippo program, which we anticipate entering pre-clinical development in 2021 for the treatment of non-small cell lung cancer and mesothelioma.

The Hippo signaling pathway has also been implicated in the fibrotic process, particularly stiffness-induced fibrosis, which plays a key role in a number of diseases, including NASH and IPF. In in vitro studies, we have observed that our Hippo compounds exhibit anti-fibrotic properties, and we therefore may consider expanding our Hippo program to fibrotic disease. We also plan to explore additional targets along the Hippo signaling pathway that are implicated in either fibrosis or oncology.

ROR-y Program with AbbVie

We worked with AbbVie to identify orally-available inverse agonists of the nuclear receptor ROR-y for the treatment of moderate to severe psoriasis, a common skin condition that affects two to four percent of the population in western countries.

T-lymphocytes producing IL-17, known as Th17 cells, have been shown to play a key role in autoimmunity. The development and maintenance of Th17 cells is dependent on IL-23. Elevated levels of IL-23 and Th17-related cytokines have been observed in cutaneous lesions and in the serum of psoriatic patients, which supports the targeting of Th17 for the treatment of patients with psoriasis. ROR-y is believed to be the master regulator of Th17 as it controls differentiation of naive T-cells into Th17 cells, the regulation of the IL-23 receptor and the production of Th17 pro-inflammatory cytokines. Pharmacological inhibition of ROR-y by small molecules has been observed to suppress Th17 cell differentiation as well as IL-17 production, block cutaneous inflammation in animal models of psoriasis and inhibit Th17 signature gene expression by cells isolated from psoriatic patient samples. ROR-y is therefore a validated drug target for the treatment of psoriasis, and potentially other cutaneous inflammatory disorders.

Together with AbbVie, we have discovered new, potent, selective and orally-available ROR-y inverse agonists. We believe that these compounds may suppress a larger set of inflammatory cytokines than the currently available biologics for the treatment of psoriasis, thereby resulting in meaningful clinical activity. AbbVie is currently investigating a candidate developed through our collaboration, cedirogant, in a Phase I clinical trial. This trial is comprised of two substudies evaluating a total of 60 healthy volunteers and patients with moderate to severe psoriasis. AbbVie first evaluated cedirogant healthy volunteers and thereafter in a double-blind, randomized, placebo-controlled substudy in patients with moderate or severe chronic plaque psoriasis. The completion date of the trial initially announced in the fourth quarter of 2020 is expected in the second quarter of 2021. In December 2019, we received a €3.5 million payment from AbbVie as a result of the enrollment of the first patient with psoriasis in the trial. AbbVie is solely responsible for clinical development of product candidates developed through the collaboration and is the owner of all intellectual property rights resulting from the collaboration. For more information, see Item 10.C — Research and development agreement with AbbVie. Due to the current COVID-19 context, the cedirogant Phase I clinical study in psoriasis patients led by AbbVie is now expected to read out in the second quarter of 2021 compared to the first quarter of 2021 as previously announced.

TGF-ꞵ Program

We are advancing a pre-clinical program for the treatment of IPF, and have validated a new target within the TGF-ꞵ, signaling pathway. TGF-ꞵ is a cytokine that is a key driver of fibrosis and acts by activating fibroblasts into myofibroblasts, which in turn drives the production of fibrotic tissues. This new target has been validated and we are generating leads for a development candidate.

Sales and Marketing

We currently have worldwide development and commercialization rights with respect to lanifibranor and odiparcil.

We have not yet established a sales, marketing or product distribution infrastructure but plan to independently develop and commercialize those product candidates in those indications where we can do so in a capital efficient manner, with a focus on retaining rights to orphan indications in jurisdictions with a significant market opportunity.

Research and Development Agreement with AbbVie

In August 2012, we entered into a research services agreement with AbbVie, which we refer to as the AbbVie Agreement, which included a collaboration to identify orally-available inverse agonists of the nuclear receptor ROR-y for the treatment of moderate to severe psoriasis and other auto-immune diseases. AbbVie is currently investigating cedirogant, a clinical candidate developed through our collaboration, in a Phase I clinical trial. AbbVie is responsible, at its sole cost and discretion, for all further development and commercialization activities related to the ROR-y program.

Under the AbbVie Agreement, we received research funding, and we are eligible to receive development, regulatory and commercial milestone payments as well as royalty payments. As of December 31, 2020, we have received an aggregate of €16.4 million in research funding and €9.0 million in milestone payments. We may receive up to an aggregate of €35.0 million in future milestone payments related to the psoriasis program, €2.0 million in milestone payments for each subsequent drug approval application or extension in a new indication, and tiered royalties from the mid-single to low-double (below teens) digits. Royalties are subject to specified reductions in the event AbbVie is required to obtain licenses to avoid infringing a third party’s intellectual property, a generic competitor to the product is introduced, or the product is exploited in a country without certain intellectual property coverage. Royalties are payable, on a product-by-product and country-by-country basis, until the occurrence of certain specified patent expirations or loss of exclusivity. A separate, additional low-single digit royalty is payable after the expiration of the initial royalty term until other specified patent expirations occur.

AbbVie is the exclusive owner of all intellectual property rights resulting from the collaboration. We grant AbbVie a perpetual non-exclusive license to use our relevant intellectual property solely as necessary to exploit such products derived from the collaboration. We are obliged to assist AbbVie in the preparation, filing, or prosecution of patents covering the intellectual property developed from the agreement.

The research term of the AbbVie Agreement with respect to the ROR-y program was initially five years, and was extended in August 2017. We are no longer providing research services under the AbbVie Agreement with respect to the ROR-y program.

Due to the current COVID-19 context, the cedirogant Phase I clinical study in psoriasis patients led by AbbVie is now expected to read out in the second quarter of 2021 compared to the first quarter of 2021 as previously announced.

Competition

The commercialization of new drugs is competitive, and we may face worldwide competition from major pharmaceutical companies, specialty pharmaceutical companies, biotechnology companies and ultimately generic companies. Our competitors may develop or market therapies that are more effective, safer or less costly than any that we are commercializing, or may obtain regulatory or reimbursement approval for their therapies more rapidly than we may obtain approval for ours.

Though there are no currently approved therapies for the treatment of NASH and we believe that lanifibranor is the only pan-PPAR agonist in clinical development for this indication, we cannot assure you that any of our products that we successfully develop will be clinically superior or scientifically preferable to products developed or introduced by our competitors. Galmed Pharmaceuticals Ltd. and Madrigal Pharmaceuticals, Inc. each are investigating product candidates with different mechanisms of action in Phase III clinical trials for the treatment of NASH. Intercept Pharmaceuticals, Inc. submitted an application for accelerated approval for obethicolid acid that was denied by FDA on June 29, 2020 and has announced that discussions will continue with FDA in 2021. Other companies, including Gilead Sciences, Inc. have product candidates for the treatment of NASH that are in earlier stages of pre-clinical or clinical development.

ERT is the standard of care for the treatment of MPS with current therapies being marketed by BioMarin Pharmaceuticals, Inc., Sanofi Genzyme, Shire Plc and Ultragenyx Pharmaceuticals, Inc. Additional ERTs, as well as gene therapy approaches to treating MPS, are in various stages of pre-clinical and clinical development conducted by different companies, including Abeona Therapeutics Inc., ArmaGen, Inc., Eloxx Pharmaceuticals, Inc., Sanofi Genzyme, Esteve Pharmaceuticals, S.A., Lysogene S.A., Orchard Therapeutics plc, REGENXBIO Inc., Sangamo Therapeutics, Inc. and Takeda Pharmaceutical Company Limited. In the MPS VI subtype, the MeuSix consortium is developing a gene therapy approach and is conducting a multicenter Phase I/II clinical trial to investigate the safety and efficacy of its adeno-associated virus, or AAV-mediated gene therapy.

Although we believe our product candidates possess attractive attributes, we cannot ensure that our product candidates will achieve regulatory or market acceptance. If our product candidates fail to gain regulatory approvals and acceptance in their intended markets, we may not generate meaningful revenues or achieve profitability.

Intellectual Property

Our success will significantly depend upon our ability to obtain and maintain patent and other intellectual property and proprietary protection for our drug candidates in the United States and internationally, including composition-of-matter, dosage and formulation patents, as well as patent and other intellectual property and proprietary protection for our novel biological discoveries and other important technology inventions and know-how. In addition to patents, we rely upon unpatented trade secrets, know-how, and continuing technological innovation to develop and maintain our competitive position. We protect our proprietary information, in part, using confidentiality agreements with our commercial partners, collaborators, employees and consultants and invention assignment agreements with our employees. We also have confidentiality agreements or invention assignment agreements with our commercial partners and selected consultants. Despite these measures, any of our intellectual property and proprietary rights could be challenged, invalidated, circumvented, infringed or misappropriated, or such intellectual property and proprietary rights may not be sufficient to permit us to take advantage of current market trends or otherwise to provide competitive advantages. In addition, such confidentiality agreements and invention assignment agreements can be breached and we may not have adequate remedies for any such breach. For more information, please see “Risk factors — Risks Relating to Our Intellectual Property.”

As of December 31, 2020, with respect to lanifibranor, we own four issued U.S. patents and one U.S. patent application, and approximately 105 patents and patent applications in other jurisdictions. As of December 31, 2020, with respect to odiparcil, we own two issued U.S. patents, and approximately 84 patent and patent applications in other jurisdictions. We cannot predict whether the patent applications we pursue will issue as patents in any particular jurisdiction or whether the claims of any issued patents will provide any proprietary protection from competitors. The patent portfolios for our lead product candidates as of December 31, 2020 are summarized below.

The term of individual patents depends upon the legal term of the patents in the countries in which they are obtained. In most countries in which we are seeking patent protection for our product candidates, the patent term is 20 years from the earliest date if filing a non-provisional patent application. In the United States, the term of a patent may be lengthened by a patent term adjustment, which provides for term extension in the case of administrative delays at the United States Patent and Trademark Office in granting a patent, or may be shortened if a patent is terminally disclaimed over another patent with an earlier expiration date. Furthermore, in the United States, the term of a patent covering an FDA approved drug may be eligible for a patent term extension under the Hatch-Waxman Amendments as compensation for the loss of patent term during the FDA regulatory review process. The period of extension may be up to five years beyond the expiration of the patent but cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval. Only one patent among those eligible for an extension may be extended. In the future, if any of our product candidates receives FDA approval, we expect to apply for a patent term extension, if available, to extend the term of the patent covering such approved product candidate. We also expect to seek patent term extensions in any jurisdictions where they are available, however, there is no guarantee that the applicable authorities, including the FDA, will agree with our assessment of whether such an extension should be granted, and even if granted, the length of such an extension.

Lanifibranor

With respect to lanifibranor patent rights, as of December 31, 2020, we own four U.S. patents and one U.S. patent application, which are due to expire between December 2026 and June 2035 excluding any additional term for patent term extension. Outside the United States, we own approximately 93 patents issued in approximately 55 jurisdictions, including Australia, Canada, China, a number of European countries, Japan, Korea, Israel and Russia; and approximately 12 patent applications pending in approximately eight jurisdictions including Brazil, Canada, India, Korea, Israel, Mexico and Tunisia. The foregoing patents and patent applications cover a form of and methods of making and using lanifibranor or its analogs.

Odiparcil

With respect to odiparcil, as of December 31, 2020, we own two issued U.S. patents, which are due to expire in October 2034, excluding any additional term for patent term extension. Outside the United States, we own approximately 80 patents issued in approximately 43 jurisdictions, including a number of European countries; and approximately four patent applications pending in approximately four jurisdictions, including Brazil, Canada, China, and Korea. The foregoing patents and patent applications cover methods of using odiparcil.

Manufacturing

We rely on contract manufacturing organizations, or CMOs, to produce our drug candidates in accordance with the FDA’s current Good Manufacturing Practices, or cGMP, regulations for use in our clinical trials. The manufacture of pharmaceuticals is subject to extensive cGMP regulations, which impose various procedural and documentation requirements and govern all areas of record keeping, production processes and controls, personnel and quality control. Our small molecule drug candidates, lanifibranor and odiparcil, are manufactured using common chemical engineering and synthetic processes from commercially available raw materials.

To meet our projected needs for clinical supplies to support our activities through regulatory approval and commercial manufacturing, the CMOs with whom we currently work will need to increase the scale of production or we will need to secure alternate suppliers.

If we are unable to obtain sufficient quantities of drug candidates or receive raw materials in a timely manner, we could be required to delay our ongoing clinical trials and seek alternative manufacturers, which would be costly and time-consuming.

Government Regulation and Approval

United States — FDA Process

In the United States, the FDA regulates drugs. The Federal Food, Drug, and Cosmetic Act, or FDCA, and other federal and state statutes and regulations, govern, among other things, the research, development, testing, manufacture, storage, recordkeeping, approval, labeling, promotion and marketing, distribution, post-approval monitoring and reporting, sampling, and import and export of drugs. To obtain regulatory approvals in the United States and in foreign countries, and subsequently comply with applicable statutes and regulations, we will need to spend substantial time and financial resources.

Approval Process

The FDA must approve any new drug or a drug with certain changes to a previously approved drug before a manufacturer can market it in the United States. If a company does not comply with applicable United States requirements it may be subject to a variety of administrative or judicial sanctions, such as FDA refusal to approve pending applications, warning or untitled letters, clinical holds, drug recalls, drug seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties, and criminal prosecution. The steps we must complete before we can market a drug include:

•	completion of pre-clinical laboratory tests, animal studies, and formulation studies, all performed in accordance with the FDA’s good laboratory practice, or GLP, regulations;

•	submission to the FDA of an IND application for human clinical testing, which must become effective before human clinical studies start. The sponsor must update the IND annually;

•	approval of the study by an independent institutional review board, or IRB, or ethics committee representing each clinical site before each clinical study begins;

•	performance of adequate and well-controlled human clinical studies to establish the safety and efficacy of the drug for each indication to the FDA’s satisfaction;

•	submission to the FDA of an NDA;

•	potential review of the drug application by an FDA advisory committee, where appropriate and if applicable;

•	satisfactory completion of an FDA inspection of the manufacturing facility or facilities to assess compliance with current good manufacturing practices, cGMP, or regulations; and

•	FDA review and approval of the NDA.

It generally takes companies many years to satisfy the FDA approval requirements, but this varies substantially based upon the type, complexity, and novelty of the drug or disease. Pre-clinical tests include laboratory evaluation of a drug’s chemistry, formulation, and toxicity, as well as animal trials to assess the characteristics and potential safety and efficacy of the drug. The conduct of the pre-clinical tests must comply with federal regulations and requirements, including GLP. The company submits the results of the pre-clinical testing to the FDA as part of an IND along with other information, including information about the product drug’s chemistry, manufacturing and controls, and a proposed clinical study protocol. Long term pre-clinical tests, such as animal tests of reproductive toxicity and carcinogenicity, may continue after submitting the initial IND.

The FDA requires a 30-day waiting period after the submission of each IND before the company can begin clinical testing in humans. The FDA may, within the 30-day time period, raise concerns or questions relating to one or more proposed clinical studies and place the study on a clinical hold. In such a case, the company and the FDA must resolve any outstanding concerns before the company begins the clinical study. Accordingly, the submission of an IND may or may not be sufficient for the FDA to permit the sponsor to start a clinical study. The company must also make a separate submission to an existing IND for each successive clinical study conducted during drug development.

Clinical Studies

Clinical studies involve administering the investigational new drug to healthy volunteers or patients under the supervision of a qualified investigator. The company must conduct clinical studies:

•	in compliance with federal regulations;

•	in compliance with good clinical practice, or GCP, an international standard meant to protect the rights and health of patients and to define the roles of clinical study sponsors, administrators, and monitors; as well as

•	under protocols detailing the objectives of the trial, the safety monitoring parameters, and the effectiveness criteria.

The company must submit each protocol involving testing on United States patients and subsequent protocol amendments to the FDA as part of the IND. The FDA may order the temporary, or permanent, discontinuation of a clinical study at any time, or impose other sanctions, if it believes that the sponsor is not conducting the clinical study in accordance with FDA requirements or presents an unacceptable risk to the clinical study patients. The sponsor must also submit the study protocol and informed consent information for patients in clinical studies to an IRB for approval. An IRB may halt the clinical study, either temporarily or permanently, for failure to comply with the IRB’s requirements, or may impose other conditions.

Companies generally divide the clinical investigation of a drug into three or four phases. While companies usually conduct these phases sequentially, they are sometimes overlapped or combined.

•	Phase I. The company evaluates the drug in healthy human subjects or patients with the target disease or condition. These studies typically evaluate the safety, dosage tolerance, metabolism and pharmacologic actions of the investigational new drug in humans, the side effects associated with increasing doses, and, if possible, gain early evidence on effectiveness.

•	Phase II. The company administers the drug to a limited patient population to evaluate dosage tolerance and optimal dosage, identify possible adverse side effects and safety risks, and preliminarily evaluate efficacy.

•	Phase III. The company administers the drug to an expanded patient population, generally at geographically dispersed clinical study sites, to generate enough data to statistically evaluate dosage, clinical effectiveness and safety, to establish the overall benefit-risk relationship of the investigational drug, and to provide an adequate basis for product approval.

•	Phase IV. In some cases, the FDA may condition approval of an NDA for a drug on the company’s agreement to conduct additional clinical studies after approval. In other cases, a sponsor may voluntarily conduct additional clinical studies after approval to gain more information about the drug. We typically refer to such post-approval studies as Phase 4 clinical studies.

A pivotal study is a clinical study that adequately meets regulatory agency requirements to evaluate a drug’s efficacy and safety to justify the approval of the drug. Generally, pivotal studies are Phase III studies, but the FDA may accept results from Phase II studies if the study design provides a well-controlled and reliable assessment of clinical benefit, particularly in situations in which there is an unmet medical need and the results are sufficiently robust.

The FDA, the IRB, or the clinical study sponsor may suspend or terminate a clinical study at any time on various grounds, including a finding that the research subjects are being exposed to an unacceptable health risk. Additionally, an independent group of qualified experts organized by` the clinical study sponsor, known as a data and safety monitoring board, may oversee some clinical studies. This group provides authorization for whether or not a study may move forward at designated check points based on access to certain data from the study.

Submission of an NDA

After we complete the required clinical testing, we can prepare and submit an NDA to the FDA, who must approve the NDA before we can start marketing the drug in the United States. An NDA must include all relevant data available from pertinent pre-clinical and clinical studies, including negative or ambiguous results as well as positive findings, together with detailed information relating to the drug’s chemistry, manufacturing, controls, and proposed labeling, among other things. Data can come from company- sponsored clinical studies on a drug, or from a number of alternative sources, including studies initiated by investigators. To support marketing authorization, the data we submit must be sufficient in quality and quantity to establish the safety and effectiveness of the investigational drug to the FDA’s satisfaction.

The cost of preparing and submitting an NDA is substantial. The submission of most NDAs is additionally subject to a substantial application user fee, and the manufacturer and/or sponsor under an approved new drug application are also subject to annual program user fees. The FDA typically increases these fees annually. Orphan drug designation entitles a party to financial incentives such as opportunities for grant funding towards clinical study costs, tax advantages, and user-fee waivers.

The FDA has 60 days from its receipt of an NDA to determine whether it will accept the application for filing based on the agency’s threshold determination that the application is sufficiently complete to permit substantive review. Once the FDA accepts the filing, the FDA begins an in-depth review. The FDA has agreed to certain performance goals in the review of NDAs. Under the Prescription Drug User Fee Act, the FDA has a goal of responding to standard review NDAs within ten months after the 60-day filing review period, but this timeframe is often extended. The FDA reviews most applications for standard review drugs within twelve months and most applications for priority review drugs within six to eight months. Priority review can be applied to drugs that the FDA determines offer major advances in treatment, or provide a treatment where no adequate therapy exists.

The FDA may also refer applications for novel drugs that present difficult questions of safety or efficacy, to an advisory committee. This is typically a panel that includes clinicians and other experts that will review, evaluate, and recommend whether the FDA should approve the application. The FDA is not bound by the recommendation of an advisory committee, but it generally follows such recommendations. Before approving an NDA, the FDA will typically inspect one or more clinical sites to assure compliance with GCP, and will inspect the facility or the facilities at which the drug is manufactured. The FDA will not approve the drug unless compliance with cGMP is satisfactory and the NDA contains data that provide evidence that the drug is safe and effective in the indication studied.

The FDA’s Decision on an NDA

After the FDA evaluates the NDA and the manufacturing facilities, it issues either an approval letter or a complete response letter. A complete response letter indicates that the FDA has completed its review of the application, and the agency has determined that it will not approve the application in its present form. A complete response letter generally outlines the deficiencies in the submission and may require substantial additional clinical data and/or other significant, expensive, and time-consuming requirements related to clinical studies, pre-clinical studies and/or manufacturing. The FDA has committed to reviewing resubmissions of the NDA addressing such deficiencies in two or six months, depending on the type of information included. Even if we submit such data the FDA may ultimately decide that the NDA does not satisfy the criteria for approval. Also, the government may establish additional requirements, including those resulting from new legislation, or the FDA’s policies may change, which could delay or prevent regulatory approval of our drugs under development.

An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications. As a condition of NDA approval, the FDA may require a risk evaluation and mitigation strategy, or REMS, to help ensure that the benefits of the drug outweigh the potential risks. REMS can include medication guides, communication plans for healthcare professionals, special training or certification for prescribing or dispensing, dispensing only under certain circumstances, special monitoring, and the use of patient registries. The requirement for REMS can materially affect the potential market and profitability of the drug. Moreover, the FDA may condition approval on substantial post-approval testing and surveillance to monitor the drug’s safety or efficacy. Once granted, the FDA may withdraw drug approvals if the company fails to comply with regulatory standards or identifies problems following initial marketing.

Changes to some of the conditions established in an approved application, including changes in indications, labeling, or manufacturing processes or facilities, require submission and FDA approval of a new NDA or NDA supplement before we can implement the change. An NDA supplement for a new indication typically requires clinical data similar to that in the original application, and the FDA uses the same procedures and actions in reviewing NDA supplements as it does in reviewing new NDAs. As with new NDAs, the FDA often significantly extends the review process with requests for additional information or clarification.

Post-approval Requirements

The FDA regulates drugs that are manufactured or distributed pursuant to FDA approvals and has specific requirements pertaining to recordkeeping, periodic reporting, drug sampling and distribution, advertising and promotion and reporting of adverse experiences with the drug. After approval, the FDA must provide review and approval for most changes to the approved drug, such as adding new indications or other labeling claims. There also are continuing, annual user fee requirements for any marketed drugs and the establishments who manufacture our drugs, as well as new application fees for supplemental applications with clinical data.

In some cases, the FDA may condition approval of an NDA for a drug on the sponsor’s agreement to conduct additional clinical studies after approval. In other cases, a sponsor may voluntarily conduct additional clinical studies after approval to gain more information about the drug. Such post-approval studies are typically referred to as Phase IV clinical studies.

Drug manufacturers are subject to periodic unannounced inspections by the FDA and state agencies for compliance with cGMP requirements. There are strict regulations regarding changes to the manufacturing process, and, depending on the significance of the change, it may require prior FDA approval before we can implement it. FDA regulations also require investigation and correction of any deviations from cGMP and impose reporting and documentation requirements upon us and any third-party manufacturers that we may decide to use. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain compliance with cGMP and other aspects of regulatory compliance.

The FDA may withdraw approval if a company does not comply with regulatory requirements and maintain standards or if problems occur after the drug reaches the market. If a company or the FDA discovers previously unknown problems with a drug, including adverse events of unanticipated severity or frequency, issues with manufacturing processes, or the company’s failure to comply with regulatory requirements, the FDA may revise the approved labeling to add new safety information; impose post-marketing studies or other clinical studies to assess new safety risks; or impose distribution or other restrictions under a REMS program. Other potential consequences may include:

•	restrictions on the marketing or manufacturing of the drug, complete withdrawal of the drug from the market or drug recalls;

•	fines, warning letters or holds on post-approval clinical studies;

•	the FDA refusing to approve pending NDAs or supplements to approved NDAs, or suspending or revoking of drug license approvals;

•	drug seizure or detention, or refusal to permit the import or export of drugs; or

•	injunctions or the imposition of civil or criminal penalties.

The FDA strictly regulates marketing, labeling, advertising, and promotion of drugs that are placed on the market. Drugs may be promoted only for the approved indications and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses. We could be subject to significant administrative, civil and criminal liability if we violated any of these laws and regulations.

Expedited Development and Review Programs

The FDA has a number of programs intended to expedite the development or review of products that meet certain criteria. For example, new drugs are eligible for Fast Track designation if they are intended to treat a serious or life-threatening disease or condition and demonstrate the potential to address unmet medical needs for the disease or condition. Fast track designation applies to the combination of the product and the specific indication for which it is being studied. The sponsor of a fast track product has opportunities for more frequent interactions with the review team during product development, and the FDA may consider for review sections of the NDA on a rolling basis before the complete application is submitted, if the sponsor provides a schedule for the submission of the sections of the NDA, the FDA agrees to accept sections of the NDA and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the NDA.

Any product submitted to the FDA for approval, including a product with a fast track designation, may also be eligible for other types of FDA programs intended to expedite development and review, such as priority review and accelerated approval. A product is eligible for priority review if it has the potential to provide safe and effective therapy where no satisfactory alternative therapy exists or a significant improvement in the treatment, diagnosis or prevention of a disease compared to marketed products. The FDA will attempt to direct additional resources to the evaluation of an application for a new drug designated for priority review in an effort to facilitate the review. The FDA endeavors to review applications with priority review designations within six months of the filing date as compared to ten months for review of new molecular entity NDAs under its current PDUFA review goals.

In addition, a product may be eligible for accelerated approval. Drug products intended to treat serious or life-threatening diseases or conditions may be eligible for accelerated approval upon a determination that the product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. As a condition of approval, the FDA may require that a sponsor of a drug receiving accelerated approval perform adequate and well-controlled post-marketing clinical trials. In addition, the FDA currently requires pre-approval of promotional materials as a condition for accelerated approval, which could adversely impact the timing of the commercial launch of the product.

The Food and Drug Administration Safety and Innovation Act established a category of drugs referred to as “breakthrough therapies” that may be eligible to receive breakthrough therapy designation. A sponsor may seek FDA designation of a product candidate as a “breakthrough therapy” if the product is intended, alone or in combination with one or more other products, to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the product may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. The designation includes all of the fast track program features, as well as more intensive FDA interaction and guidance. The breakthrough therapy designation is a distinct status from both accelerated approval and priority review, which can also be granted to the same drug if relevant criteria are met. If a product is designated as breakthrough therapy, the FDA will work to expedite the development and review of such drug.

Fast track designation, breakthrough therapy designation, priority review, and accelerated approval do not change the standards for approval, but may expedite the development or approval process. Even if a product qualifies for one or more of these programs, the FDA may later decide that the product no longer meets the conditions for qualification or decide that the time period for FDA review or approval will not be shortened. We may explore some of these opportunities for our product candidates as appropriate.

Rare Pediatric Disease Priority Review Voucher Program

FDA awards priority review vouchers to sponsors of designated rare pediatric disease product applications as an incentive to encourage development of new drug and biological products for prevention and treatment of rare pediatric diseases. Specifically, under this program, a sponsor who receives an approval for a drug or biologic for a “rare pediatric disease” may qualify for a voucher that can be redeemed to receive a priority review of a subsequent marketing application for a different product. The sponsor of a rare pediatric disease drug product receiving a priority review voucher may transfer (including by sale) the voucher to another sponsor. The voucher may be further transferred any number of times before the voucher is used, as long as the sponsor making the transfer has not yet submitted the application. The FDA may also revoke any priority review voucher if the rare pediatric disease drug for which the voucher was awarded is not marketed in the U.S. within one year following the date of approval.

For the purposes of this program, a “rare pediatric disease” is a (a) serious or life-threatening disease in which the serious or life-threatening manifestations primarily affect individuals aged from birth to 18 years, including age groups often called neonates, infants, children, and adolescents; and (b) rare disease or conditions within the meaning of the Orphan Drug Act. A sponsor may choose to request Rare Pediatric Disease Designation, but the designation process is entirely voluntary; requesting designation is not a prerequisite to requesting or receiving a priority review voucher. In addition, sponsors who choose not to submit a Rare Pediatric Disease Designation request may nonetheless receive a priority review voucher if they request such a voucher in their original marketing application and meet all of the eligibility criteria.

Absent any extension, Congress has only authorized the Rare Pediatric Disease Priority Review Voucher program until September 30, 2020. However, if a drug candidate receives Rare Pediatric Disease Designation before December 18, 2020, it is eligible to receive a voucher if it is approved before December 18, 2022.

Orphan Drug Designation

The FDA may grant orphan drug designation to drugs intended to treat a rare disease or condition that affects fewer than 200,000 individuals in the United States, or if it affects more than 200,000 individuals in the United States, there is no reasonable expectation that the cost of developing and making the drug for this type of disease or condition will be recovered from sales in the United States.

Orphan drug designation entitles a party to financial incentives such as opportunities for grant funding towards clinical study costs, tax advantages, and user-fee waivers. In addition, if a drug receives FDA approval for the indication for which it has orphan drug designation, the drug may be entitled to orphan drug exclusivity, which means the FDA may not approve any other application to market the same drug for the same indication for a period of seven years, except in limited circumstances, such as a showing of clinical superiority over the drug with orphan exclusivity.

Pediatric Information

Under the Pediatric Research Equity Act, or PREA, NDAs or supplements to NDAs must contain data to assess the safety and effectiveness of the drug for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the drug is safe and effective. The FDA may grant full or partial waivers, or deferrals, for submission of data. Unless otherwise required by regulation, PREA does not apply to any drug for an indication for which the FDA has granted an orphan drug designation.

Healthcare Reform

In the United States and foreign jurisdictions, the legislative landscape continues to evolve. There have been a number of legislative and regulatory changes to the healthcare system that could affect our current and future results of operations. In particular, there have been and continue to be a number of initiatives at the federal and state levels that seek to reform the way in which healthcare is funded and reduce healthcare costs. In March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2009, or collectively, the Affordable Care Act, was enacted, which includes measures that have significantly changed health care financing by both governmental and private insurers. The provisions of Affordable Care Act of importance to the pharmaceutical and biotechnology industry are, among others, the following:

•	an annual, nondeductible fee on any entity that manufactures or imports certain branded prescription drugs agents, apportioned among these entities according to their market share in certain government healthcare programs;

•	an increase in the rebates a manufacturer must pay under the Medicaid Drug Rebate Program to 23.1% and 13% of the average manufacturer price for branded and generic drugs, respectively;

•	a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 70% point-of-sale discounts to negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D;

•	extension of manufacturers’ Medicaid rebate liability to covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations, unless the drug is subject to discounts under the 340B drug discount program;

•	expansion of eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to additional individuals and by adding new mandatory eligibility categories for certain individuals with income at or below 133% of the Federal Poverty Level, thereby potentially increasing manufacturers’ Medicaid rebate liability;

•	expansion of the entities eligible for discounts under the Public Health Service pharmaceutical pricing program;
91

•	expansion of healthcare fraud and abuse laws, including the federal civil False Claims Act and the federal Anti-Kickback Statute, new government investigative powers and enhanced penalties for noncompliance;

•	new requirements under the federal Physician Payments Sunshine Act for drug manufacturers to report information related to payments and other transfers of value made to physicians, as defined by such law, and teaching hospitals as well as ownership or investment interests held by physicians and their immediate family members;

•	a new requirement to annually report certain drug samples that manufacturers and distributors provide to licensed practitioners, or to pharmacies of hospitals or other healthcare entities;

•	establishment of a Center for Medicare and Medicaid Innovation at the Centers for Medicare & Medicaid Services, or CMS, to test innovative payment and service delivery models to lower Medicare and Medicaid spending; and

•	establishment of a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research.

There remain judicial and Congressional challenges to certain aspects of the Affordable Care Act, as well as efforts by the Trump administration to repeal or repeal and replace certain aspects of the Affordable Care Act. Since January 2017, President Trump has signed several Executive Orders and other directives designed to delay the implementation of certain provisions of the Affordable Care Act or otherwise circumvent some of the requirements for health insurance mandated by the Affordable Care Act. Concurrently, Congress has considered legislation that would repeal or repeal and replace all or part of the Affordable Care Act. While Congress has not passed comprehensive repeal legislation, several bills affecting the implementation of certain taxes under the Affordable Care Act have been signed into law. The Tax Cuts and Jobs Act of 2017 includes a provision repealing, effective January 1, 2019, the tax-based shared responsibility payment imposed by the Affordable Care Act on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate.” Additionally, the 2020 federal spending package permanently eliminated, effective January 1, 2020, the Affordable Care Act’s mandated “Cadillac” tax on high-cost employer-sponsored health coverage and medical device tax and, effective January 1, 2021, also eliminated the health insurer tax. On December 14, 2018, a Texas U.S. District Court Judge ruled that the Affordable Care Act is unconstitutional in its entirety because the “individual mandate” was repealed by Congress as part of the Tax Cuts and Jobs Act of 2017. Additionally, on December 18, 2019, the U.S. Court of Appeals for the 5th Circuit upheld the District Court ruling that the individual mandate was unconstitutional and remanded the case back to the District Court to determine whether the remaining provisions of the Affordable Care Act are invalid as well. The United States Supreme Court is currently reviewing this case, although it is unclear when a decision will be made.

In addition, other health reform measures have been proposed and adopted in the United States since the Affordable Care Act was enacted. For example, as a result of the Budget Control Act of 2011, as amended, providers are subject to Medicare payment reductions of 2% per fiscal year through 2030, except for a temporary suspension from May 1, 2020 through March 31, 2021 due to the COVID-19 pandemic, unless additional Congressional action is taken. Further, the American Taxpayer Relief Act of 2012 reduced Medicare payments to several providers and increased the statute of limitations period for the government to recover overpayments from providers from three to five years.

Further, there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several recent Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, reduce the cost of drugs under Medicare, and reform government program reimbursement methodologies for drugs. At the federal level, the Trump administration’s budget proposal for fiscal year 2021 includes a $135 billion allowance to support legislative proposals seeking to reduce drug prices, increase competition, lower out-of-pocket drug costs for patients, and increase patient access to lower-cost generic and biosimilar drugs. On March 10, 2020, the Trump administration sent “principles” for drug pricing to Congress, calling for legislation that would, among other things, cap Medicare Part D beneficiary out-of-pocket pharmacy expenses, provide an option to cap Medicare Part D beneficiary monthly out-of-pocket expenses, and place limits on pharmaceutical price increases. Additionally, the Trump administration previously released a “Blueprint” to lower drug prices and reduce out of pocket costs of drugs that contained proposals to increase manufacturer competition, increase the negotiating power of certain federal healthcare programs, incentivize manufacturers to lower the list price of their products and reduce the out of pocket costs of drug products paid by consumers. Further, on July 24, 2020 and September 13, 2020, President Trump announced several executive orders related to prescription drug pricing that seek to implement several of the administration’s proposals. As a result, the FDA also released a final rule on September 24, 2020, effective November 30, 2020, providing guidance for states to build and submit importation plans for drugs from Canada. Further, on November 20, 2020, HHS finalized a regulation removing safe harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Part D, either directly or through pharmacy benefit managers, unless the price reduction is required by law. The rule also creates a new safe harbor for price reductions reflected at the point-of-sale, as well as a safe harbor for certain fixed fee arrangements between pharmacy benefit managers and manufacturers. The likelihood of implementation of any of the other Trump administration reform initiatives is uncertain, particularly in light of the new U.S. presidential administration. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. It is also possible that additional governmental action is taken in response to the COVID-19 pandemic.

European Union-EMA Process

In the European Union, our product candidates may also be subject to extensive regulatory requirements. As in the United States, medicinal products can only be marketed if a marketing authorization, or MA, from the competent regulatory agencies has been obtained.

Similar to the United States, the various phases of pre-clinical and clinical research in the European Union are subject to significant regulatory controls. Clinical trials of medicinal products in the European Union must be conducted in accordance with European Union and national regulations and the International Conference on Harmonization, or ICH, guidelines on GCP. Although the EU Clinical Trials Directive 2001/20/EC has sought to harmonize the European Union clinical trials regulatory framework, setting out common rules for the control and authorization of clinical trials in the European Union, the EU Member States have transposed and applied the provisions of the Directive differently. This has led to significant variations in the Member State regimes. To improve the current system, Regulation (EU) No 536/2014 on clinical trials on medicinal products for human use, which repealed Directive 2001/20/EC, was adopted on April 16, 2014 and published in the European Official Journal on May 27, 2014. The Regulation aims at harmonizing and streamlining the clinical trials authorization process, simplifying adverse event reporting procedures, improving the supervision of clinical trials, and increasing their transparency. Although the Regulation entered into force on June 16, 2014, it will not be applicable until six months after the full functionality of the IT portal and database envisaged in the Regulation is confirmed (after the publication of the notice referred to in Article 83(2)). This is not expected to occur until 2019. Until then the Clinical Trials Directive 2001/20/EC will still apply.

Under the current regime, before a clinical trial can be initiated it must be approved in each of the EU Member States where the trial is to be conducted by two distinct bodies: the National Competent Authority, or NCA, and one or more Ethics Committees, or ECs. Under the current regime all suspected unexpected serious adverse reactions, or SUSARs, to the investigated drug that occur during the clinical trial have to be reported to the NCA and ECs of the Member State where they occurred.

European Union Marketing Authorizations

In the European Economic Area, or EEA, medicinal products can only be commercialized after obtaining a marketing authorization or MA, from the competent regulatory authorities. There are different types of marketing authorizations including:

Centralized Procedure

A centralized MA is issued by the European Commission through the centralized procedure, based on the opinion of the CHMP and is valid in all EU Member States and throughout the entire territory of the EEA.

The centralized procedure is mandatory for certain types of products, such as biotechnology medicinal products, orphan medicinal products, and medicinal products containing a new active substance indicated for the treatment of acquired immune deficiency syndrome, or AIDS, cancer, neurodegenerative disorders, diabetes, autoimmune and viral diseases. The centralized procedure is optional for products containing a new active substance not yet authorized in the EEA, or for products that constitute a significant therapeutic, scientific or technical innovation or which are in the interest of public health in the European Union.

National MAs, which are issued by the competent authorities of the Member States of the EEA and only cover their respective territory, are available for products not falling within the mandatory scope of the centralized procedure.

When a medicinal product does not fall within the mandatory scope of the Centralized Procedure, the applicant may use the decentralized procedure or the mutual recognition procedure in order to obtain a marketing authorization in one or more countries in the European Union. In these cases, the competent authorities of the Member States will issue the MA.

Decentralized Procedure

If the product has not received a national MA in any Member State at the time of application, it can be approved simultaneously in various Member States through the decentralized procedure.

Under the decentralized procedure, an identical dossier is submitted to the competent authorities of each of the Member States in which the MA is sought, one of which is selected by the applicant as the Reference Member State, or RMS. The competent authority of the RMS prepares a draft assessment report, a draft summary of the product characteristics, or SPC, and a draft of the labeling and package leaflet, which are sent to the other Member States (referred to as the Concerned Member States, or CMSs) for their approval. If the CMSs raise no objections, based on a potential serious risk to public health, to the assessment, SPC, labeling, or packaging proposed by the RMS, the product is subsequently granted a national MA in all the Member States (i.e. in the RMS and the CMSs).

Under the above described procedures, before granting the MA, the EMA or the competent authorities of the Member States of the EEA make an assessment of the risk-benefit balance of the product on the basis of scientific criteria concerning its quality, safety and efficacy.

The European Commission may also grant a so-called “conditional marketing authorization” prior to obtaining the comprehensive clinical data required for an application for a full MA. Such conditional marketing authorizations may be granted for product candidates (including medicines designated as orphan medicinal products), if (1) the risk-benefit balance of the product candidate is positive, (2) it is likely that the applicant will be in a position to provide the required comprehensive clinical trial data, (3) the product fulfills an unmet medical need and (4) the benefit to public health of the immediate availability on the market of the medicinal product concerned outweighs the risk inherent in the fact that additional data are still required. A conditional marketing authorization may contain specific obligations to be fulfilled by the MA holder, including obligations with respect to the completion of ongoing or new studies, and with respect to the collection of pharmacovigilance data. Conditional marketing authorizations are valid for one year, and may be renewed annually, if the risk-benefit balance remains positive, and after an assessment of the need for additional or modified conditions and/or specific obligations.

Orphan Drug Designation

In the European Union, Regulation (EC) No 141/2000, as amended, states that a drug will be designated as an orphan drug if its sponsor can establish (Article 3):

•	that it is intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition affecting not more than five in ten thousand persons in the European Union when the application is made, or that it is intended for the diagnosis, prevention or treatment of a life-threatening, seriously debilitating or serious and chronic condition in the European Union and that without incentives it is unlikely that the marketing of the drug in the European Union would generate sufficient return to justify the necessary investment; and that there exists no satisfactory method of diagnosis, prevention or treatment of the condition in question that has been authorized in the European Union or, if such method exists, that the drug will be of significant benefit to those affected by that condition pursuant to Regulation (EC) No. 847/2000 of April 27, 2000 laying down the provisions for implementation of the criteria for designation of a medicinal product as an orphan medicinal product and definitions of the concepts “similar medicinal product” and “clinical superiority.” A sponsor applying for designation of a medicinal product as an orphan medicinal product shall apply for designation at any stage of the development of the medicinal product.

If a centralized procedure MA in respect of an orphan drug is granted pursuant to Regulation (EC) No 726/2004, regulatory authorities will not, for a period of usually ten years, accept another application for a MA, or grant a MA or accept an application to extend an existing MA, for the same therapeutic indication, in respect of a similar drug. This period may however be reduced to six years if, at the end of the fifth year, it is established, in respect of the drug concerned, that the criteria for orphan drug designation are no longer met, in other words, when it is shown on the basis of available evidence that the product is sufficiently profitable not to justify maintenance of market exclusivity.

Pursuant to Regulation (EC) No 1901/2006, all applications for marketing authorization for new medicines must include the results of studies as described in a pediatric investigation plan, or PIP, agreed between regulatory authorities and the applicant, unless the medicine is exempt because of a deferral or waiver (e.g., because the relevant disease or condition occurs only in adults). Before the EMA is able to begin its assessment of a centralized procedure MA application, it will validate that the applicant has complied with the agreed pediatric investigation plan. The applicant and the EMA may, where such a step is adequately justified, agree to modify a pediatric investigation plan to assist validation. Modifications are not always possible; may take longer to agree than the period of validation permits; and may still require the applicant to withdraw its marketing authorization application, or MAA, and to conduct additional non-clinical and clinical studies. Products that are granted a MA on the basis of the pediatric clinical trials conducted in accordance with the PIP are eligible for a six month extension of the protection under a supplementary protection certificate (if any is in effect at the time of approval) or, in the case of orphan medicinal products, a two-year extension of the orphan market exclusivity. This pediatric reward is subject to specific conditions and is not automatically available when data in compliance with the PIP are developed and submitted.

The exclusivity period may increase to 12 years if, among other things, the MAA includes the results of studies from an agreed pediatric investigation plan. Notwithstanding the foregoing, a MA may be granted for the same therapeutic indication to a similar drug if:

•	the holder of the MA for the original orphan drug has given its consent to the second applicant;

•	the holder of the MA for the original orphan drug is unable to supply sufficient quantities of the drug; or

•	the second applicant can establish in the application that the second drug, although similar to the orphan drug already authorized, is safer, more effective or otherwise clinically superior.

Pursuant to Regulation (EC) No. 847/2000 of April 27, 2000 laying down the provisions for implementation of the criteria for designation of a medicinal product as an orphan medicinal product and definitions of the concepts “similar medicinal product” and “clinical superiority,” a sponsor applying for designation of a medicinal product as an orphan medicinal product shall apply for designation at any stage of the development of the medicinal product.

The abovementioned Regulation (EC) No. 141/2000 provides for other incentives regarding orphan medicinal products. It notably provides for a protocol assistance. The sponsor of an orphan medicinal product may indeed, prior to the submission of an application for marketing authorization, request advice from EMA on the conduct of the various tests and trials necessary to demonstrate the quality, safety and efficacy of the medicinal product. Besides, EMA shall draw up a procedure on the development of orphan medicinal products, covering regulatory assistance for the definition of the content of the application for authorization.

Regulation (EC) No. 141/2000 also provides that medicinal products designated as orphan medicinal products under the provisions of this Regulation shall be eligible for incentives made available by the European Union and by the Member States to support research into, and the development and availability of, orphan medicinal products and in particular aid for research for small- and medium-sized undertakings provided for in framework programs for research and technological development.

French Regulatory Framework

In France, Law no. 2011-2012 of December 29, 2011 relating to the reinforcement of the health safety of drug and health product candidates, as amended, completed by Decree no. 2012-745 of May 9, 2012 relating to public declarations of interest and transparency in terms of public health and health safety, set out rules in the French Public Health Code (Code de la santé publique) regarding disclosures on remuneration and advantages awarded to certain health professionals by companies that produce or market health products (Articles L. 1453-1 and D. 1453-1 et seq. of the French Public Health Code). These provisions were recently redefined and expanded by French Decree No. 2016-41 of January 26, 2016. Under this decree, companies that produce or market health products such as drug candidates in France, or that provide services associated with these products, must disclose, any advantages and remuneration effectively awarded to health professionals of over ten euros in value, as well as any agreements entered into with health professionals, along with detailed information on each agreement (exact purpose, date of signature, duration, direct beneficiary and ultimate beneficiary, and amount under the agreement).

The French Public Health Code also contains “anti-gift” provisions that, in general, prohibit companies that make or market health products from awarding payments or advantages to health professionals, with a limited number of exceptions, and strictly define the conditions under which such payments or advantages may legally be granted. The provisions resulting from French Law no. 2011-2012 were modified by French Ordinance no. 2017-49 of January 19, 2017 which, in particular, made them applicable to a wider range of natural and legal persons, specified the scope of transactions excluded from the ban and transactions authorized under certain conditions, and set out a new process for authorization. The implementing decree is still pending publication.

In France, any advertising or promotion of medication must comply with the authorized summary of the product characteristics; consequently, any promotion on unauthorized allegations is prohibited.

The promotion of drugs subject to medical prescription and aimed at the general public is also prohibited in the EU. Although the overall principles for the advertising and promotion of medication are set by EU directives, each member state is free to set more or less restrictive conditions to implement these principles.

If companies do not comply with applicable requirements, they may be subject to fines, suspensions or withdrawals of their marketing authorizations, recalls or confiscations of their products, operating restrictions and legal proceedings, among others.

Other International Markets-Drug Approval Process

In some international markets (such as China or Japan), although data generated in the United States or European Union trials may be submitted in support of a marketing authorization application, regulators may require additional clinical studies conducted in the host territory, or studying people of the ethnicity of the host territory, prior to the filing or approval of marketing applications within the country.

Pricing and Reimbursement

Significant uncertainty exists as to the coverage and reimbursement status of any drugs for which we may obtain regulatory approval. In the United States and markets in other countries, sales of any drugs for which we receive regulatory approval for commercial sale will depend in part on the availability of coverage and reimbursement from third-party payors. Third-party payors include government authorities, managed care plans, private health insurers and other organizations. The process for determining whether a payor will provide coverage for a drug may be separate from the process for setting the reimbursement rate that the payor will pay for the drug. Third-party payors may limit coverage to specific drugs on an approved list, or formulary, which might not include all of the FDA-approved drugs for a particular indication. Moreover, a payor’s decision to provide coverage for a drug does not imply that an adequate reimbursement rate will be approved.

Additionally, no uniform policy for coverage and reimbursement exists in the United States. Third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own reimbursement rates, but also have their own methods and approval process apart from Medicare determinations. Therefore, coverage and reimbursement for drugs can differ significantly from payor to payor. Adequate third-party reimbursement may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in drug development.

Third-party payors are increasingly challenging the price and examining the medical necessity and cost-effectiveness of drugs and services, in addition to their safety and efficacy. To obtain coverage and reimbursement for any drug that might be approved for sale, we may need to conduct expensive pharmacoeconomic studies to demonstrate the medical necessity and cost-effectiveness of our drug. These studies will be in addition to the studies required to obtain regulatory approvals. If third-party payors do not consider a drug to be cost-effective compared to other available therapies, they may not cover the drug after approval as a benefit under their plans or, if they do, the level of payment may not be sufficient to allow a company to sell its drugs at a profit.

The United States government, state legislatures and foreign governments have shown significant interest in implementing cost containment programs to limit the growth of government-paid health care costs, including price controls, restrictions on reimbursement and requirements for substitution of generic drugs for branded prescription drugs. By way of example, the Affordable Care Act contains provisions that may reduce the profitability of drugs, including, for example, increased rebates for drugs sold to Medicaid programs, extension of Medicaid rebates to Medicaid managed care plans, mandatory discounts for certain Medicare Part D beneficiaries and annual fees based on pharmaceutical companies’ share of sales to federal health care programs. Adoption of government controls and measures, and tightening of restrictive policies in jurisdictions with existing controls and measures, could limit payments for our drugs.

In the European Community, governments influence the price of drugs through their pricing and reimbursement rules and control of national health care systems that fund a large part of the cost of those drugs to consumers. Some jurisdictions operate positive and negative list systems under which drugs may only be marketed once a reimbursement price has been agreed to by the government. To obtain reimbursement or pricing approval, some of these countries may require the completion of clinical studies that compare the cost effectiveness of a particular drug candidate to currently available therapies. Other member states allow companies to fix their own prices for medicines, but monitor and control company profits. The downward pressure on health care costs in general, particularly prescription drugs, has become very intense. In addition, in some countries, cross-border imports from low-priced markets exert a commercial pressure on pricing within a country. The marketability of any drugs for which we receive regulatory approval for commercial sale may suffer if third-party payors fail to provide coverage and adequate reimbursement. In addition, the focus on cost containment measures in the United States and other countries has increased and we expect will continue to increase the pressure on pharmaceutical pricing. Coverage policies and third-party reimbursement rates may change at any time. Even if we attain favorable coverage and reimbursement status for one or more drugs for which we receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

Other Healthcare Laws Impacting Sales, Marketing, and Other Company Activities

Numerous regulatory authorities in addition to the FDA, including, in the United States, the CMS, other divisions of HHS, the United States Department of Justice, and similar foreign, state, and local government authorities, regulate and enforce laws and regulations applicable to sales, promotion and other activities of pharmaceutical manufacturers. These laws and regulations may impact, among other things, our clinical research programs, proposed sales and marketing and education activities, and financial and business relationships with future prescribers of our product candidates, once approved. These laws and regulations include: federal, state and foreign anti-kickback, false claims, and data privacy and security laws, which are described below, among other legal requirements that may affect our current and future operations.

The FDA regulates all advertising and promotion activities for drugs under its jurisdiction both prior to and after approval. Only those claims relating to safety and efficacy that the FDA has approved may be used in labeling. Physicians may prescribe legally available drugs for uses that are not described in the drug’s labeling and that differ from those we tested and the FDA approved. Such off-label uses are common across medical specialties, and often reflect a physician’s belief that the off-label use is the best treatment for the patients. The FDA does not regulate the behavior of physicians in their choice of treatments, but FDA regulations do impose stringent restrictions on manufacturers’ communications regarding off-label uses. Promotion of off-label uses of drugs can also implicate the false claims laws described below.

Anti-kickback laws including, without limitation, the federal Anti-Kickback Statute that applies to items and services reimbursable under governmental healthcare programs such as Medicare and Medicaid, make it illegal for a person or entity to, among other things, knowingly and willfully solicit, receive, offer or pay remuneration, directly or indirectly, to induce, or in return for, purchasing, leasing, ordering, or arranging for or recommending the purchase, lease, or order of any good, facility, item, or service reimbursable, in whole or in part, under a federal healthcare program. Due to the breadth of the statutory provisions, limited statutory exceptions and regulatory safe harbors, and the scarcity of guidance in the form of regulations, agency advisory opinions, sub-regulatory guidance and judicial decisions addressing industry practices, it is possible that our practices might be challenged under anti-kickback or similar laws. Moreover, recent healthcare reform legislation has strengthened these laws. For example, Affordable Care Act among other things, amends the intent requirement of the federal Anti-Kickback Statute and criminal healthcare fraud statute to clarify that a person or entity does not need to have actual knowledge of these statutes or specific intent to violate them in order to have committed a crime. In addition, Affordable Care Act clarifies that the government may assert that a claim that includes items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act.

False claims laws, including, without limitation, the federal civil False Claims Act, and civil monetary penalties laws, prohibit, among other things, any individual or entity from knowingly and willingly presenting, or causing to be presented for payment, to the federal government (including Medicare and Medicaid) claims for reimbursement for, among other things, drugs or services that are false or fraudulent, claims for items or services not provided as claimed, or claims for medically unnecessary items or services. Our activities relating to the sales and marketing of our drugs may be subject to scrutiny under these laws.

The federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, prohibits, among other things, executing or attempting to execute a scheme to defraud any healthcare benefit program, including private third-party payors, knowingly and willfully embezzling or stealing from a healthcare benefit program, willfully obstructing a criminal investigation of a healthcare offense, and creates federal criminal laws that prohibit knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement or representation, or making or using any false writing or document knowing the same to contain any materially false, fictitious or fraudulent statement or entry in connection with the delivery of or payment for healthcare benefits, items or services.

HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, and their implementing regulations, governs the conduct of certain electronic healthcare transactions and imposes requirements with respect to safeguarding the security and privacy of protected health information on health plans, healthcare clearinghouses, and certain healthcare providers, known as covered entities, and individual and entities who provide services involving protected health information to such covered entities, known as business associates, as well as their covered subcontractors.

The federal Physician Payments Sunshine Act requires certain manufacturers of drugs, devices, biologics, and medical supplies to report annually to CMS information related to payments and other transfers of value to physicians, as defined by such law (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), and teaching hospitals, and ownership and investment interests held by such physicians and their immediate family members. Beginning in 2022, applicable manufacturers also will be required to report such information regarding its relationships with physician assistants, nurse practitioners, clinical nurse specialists, certified registered nurse anesthetists, anesthesiologist assistants and certified nurse midwives during the previous year.

In addition, we may be subject to state and foreign law equivalents of each of the above federal laws, such as anti-kickback, self-referral, and false claims laws which may apply to our business practices, including but not limited to, research, distribution, sales and marketing arrangements as well as submitting claims involving healthcare items or services reimbursed by any third-party payor, including commercial insurers; state laws that require pharmaceutical manufacturers to comply with the industry’s voluntary compliance guidelines and the applicable compliance guidance promulgated by the federal government that otherwise restricts payments that may be made to healthcare providers; state laws that require pharmaceutical manufacturers to file reports with states regarding marketing information, such as the tracking and reporting of gifts, compensation and other remuneration and items of value provided to healthcare professionals and entities; state and local laws requiring the registration of pharmaceutical sales representatives; and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways, thus complicating compliance efforts.

Violations of these laws may result in significant criminal, civil and administrative sanctions, including fines and civil monetary penalties, imprisonment, the possibility of exclusion from federal healthcare programs (including Medicare and Medicaid), disgorgement, contractual damages, reputational harm and the imposition of corporate integrity agreements or other similar agreements with governmental entities, which may impose, among other things, rigorous operational and monitoring requirements on companies. Similar sanctions and penalties, as well as individual imprisonment, also can be imposed upon executive officers and employees, including criminal sanctions against executive officers under the so-called “responsible corporate officer” doctrine, even in situations where the executive officer did not intend to violate the law and was unaware of any wrongdoing. Given the significant penalties and fines that can be imposed on companies and individuals if convicted, allegations of such violations often result in settlements, which can include significant civil sanctions and additional corporate integrity obligations, even if the company or individual being investigated admits no wrongdoing.

Similar restrictions are imposed on the promotion and marketing of drugs in the European Union and other countries. Even in those countries where we may not be directly responsible for the promotion and marketing of our drugs, if our potential international distribution partners engage in inappropriate activity it can have adverse implications for us.

C.       Organizational Structure

The following diagram illustrates our corporate structure:

(1) Inventiva Inc. was incorporated in the state of New Jersey on January 5, 2021.

D.       Property, Plants and Equipment

Our corporate headquarters is located in Daix, France, where we occupy approximately 129,000 square feet of space that we own. We believe our existing facilities meet our current needs.

Item 4A.	Unresolved Staff Comments.

Not applicable.

Item 5.	Operating and Financial Review and Prospects.

You should read the following discussion of our operating and financial review and prospects in conjunction with our audited financial statements and the related notes thereto included elsewhere in this Annual Report. In addition to historical information, the following discussion and analysis contains forward looking statements that reflect our plans, estimates and beliefs. Our actual results and the timing of events could differ materially from those anticipated in the forward looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this Annual Report, particularly in sections titled “Risk Factors” and “Special Note Regarding Forward Looking Statements.” The audited financial statements as of and for the years ended December 31, 2020, 2019 and 2018 were prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

Overview

We are a clinical-stage biopharmaceutical company focused on the development of oral small molecule therapies for the treatment of non- alcoholic steatohepatitis, or NASH, mucopolysaccharidoses, or MPS, as well as other diseases with significant unmet medical need. We are developing our most advanced product candidate, lanifibranor, for the treatment of patients with NASH, a disease for which there are currently no approved therapies. We conducted a Phase IIb clinical trial of lanifibranor in patients with NASH, for which we published positive results on June 15, 2020. On October 12, 2020, we announced that the FDA granted Breakthrough Therapy designation to lanifibranor for the treatment of NASH. The Breakthrough Therapy designation by the FDA is intended to expedite the development and review of drug candidates for serious or life-threatening conditions. Following the positive feedback received from the FDA on November 10, 2020 to start the pivotal Phase III, we announced, on January 5, 2021, seek to obtain accelerated approval in the United States and conditional approval in the European Union for lanifibranor based on a 72-week histology analysis and confirmed the planned initiation of its pivotal Phase III clinical study in the first half of 2021.

We are also developing a second clinical-stage asset, odiparcil, for the treatment of patients with subtypes of MPS. In December 2019 we announced positive results from a Phase IIa clinical trial of odiparcil for the treatment of adult patients with the MPS VI subtype. On October 19, 2020, we announced that the U.S. FDA has granted Fast Track designation to odiparcil for the treatment of MPS VI. Based on positive feedback from the FDA to advance its lead drug candidate lanifibranor, we have decided to focus its clinical efforts on the development of lanifibranor in NASH and will suspend all MPS-related research and development activities. As a consequence, the Phase I/II SAFE-KIDDS clinical trial evaluating odiparcil in MPS VI children and the Phase IIa extension clinical trial with odiparcil in MPS VI patients who completed the prior iMProveS Phase IIa clinical trial will not be initiated in the first half of 2021 as initially planned. We will review all available options to optimize the development of its second clinical-stage asset odiparcil for the treatment of MPS VI.

Other pre-clinical programs are also in development, including for the treatment of certain autoimmune diseases in collaboration with AbbVie. AbbVie is currently evaluating cedirogant, a drug candidate that we and AbbVie jointly discovered, in a Phase I clinical trial for the treatment of autoimmune diseases under the terms of a multi-year drug discovery partnership.

We began our operations in 2012 following the purchase of assets from Abbott. Our operations have focused on organizing and staffing our company, business planning, raising capital, entering into collaboration agreements and conducting pre-clinical and clinical development of our product candidates. We do not have any products approved for sale and have not generated any revenue from product sales. We received a net aggregate of €96.0 million in payments from Abbott pursuant to agreements entered into in connection with our formation, and raised €44.6 million in net proceeds from the initial public offering of our ordinary shares on Euronext Paris in February 2017, followed by €32.4 million in net proceeds from a private placement of our ordinary shares in April 2018, €8.6 million in net proceeds from two capital increases for categories of investors in September and October 2019 and €14.6 million in net proceeds from a capital increase for categories of investors in February 2020.

In July 2020, we completed our initial public offering on the Nasdaq Global Market of an aggregate of 7,478,261 new ordinary shares in the form of ADSs each representing one ordinary share at an offering price of $14.40 per ADS, for an aggregate gross proceeds amount of $107.7 million, equivalent to approximately €94.1 million (based on exchange rate on July 15, 2020, date of receipt of funds), before deduction of underwriting commissions and estimated expenses payable by us. Our net proceeds from this global offering were approximately €87 million.

We also received payments under our collaboration agreements with AbbVie and Boehringer Ingelheim International GmbH, or BI, research tax credits, subsidies and bank borrowings.

In May 2020, we entered into three credit agreements pursuant to which we received €10,0 million in the form of State Guaranteed Loans (Prêts Garantis par l'Etat), which are provided by a syndicate of French banks and guaranteed by the French State in the context of the COVID-19 pandemic. The loan matures in May 2021, and we have the option to extend the maturity date for up to an additional four years. At the present date, we notified the banks of our intention to extend the maturity until May 2022

We have incurred significant operating losses in recent periods. Our net loss was €33.0 million, €30.2 million and €33.6 million for the year ended December 31, 2018, 2019 and 2020, respectively. We had cash and cash equivalents of €56.7 million, €35.8 million and €105.7 million as of December 31, 2018, 2019 and 2020, respectively. We expect to incur significant expenses and substantial operating losses over the next several years as we advance clinical development and prepare for potential commercialization of lanifibranor and odiparcil and continue our pre-clinical and research and development efforts. Our net losses may fluctuate significantly from quarter to quarter and year to year, depending on the timing of our clinical trials, the receipt of milestone and other payments, if any, under our collaboration with AbbVie and our expenditures on other research and development activities. We anticipate that our expenses will increase substantially in connection with our ongoing activities, as we:

•	continue the ongoing and planned clinical development of lanifibranor;

•	initiate pre-clinical studies and clinical trials with respect to our other development programs;

•	develop, maintain, expand and protect our intellectual property portfolio;

•	manufacture, or have manufactured, clinical and commercial supplies of our product candidates;

•	seek marketing approvals for our current and future product candidates that successfully complete clinical trials;

•	establish a sales, marketing and distribution infrastructure to commercialize any product candidate for which we may obtain marketing approval;

•	hire additional clinical, quality control and scientific personnel; and

•	incur additional costs associated with operating as a public company in the United States following the completion of our initial public offering.

Impact of COVID-19

At the present date, the Covid-19 pandemic did not impact significantly our business activities, financial position and operating results.

We have implemented business continuity plans designed to address and minimize the impact of the COVID-19 pandemic on our employees, customers and our business to protect their health and safety, while ensuring the ongoing development of our research programs, such as:

•	Work-from-home policies for all of our employees who are now able to come back in our offices through a phased, principles based approach that involved adapting our premises, with a focus on ensuring employee safety and an optimal work environment.

•	Close work with our personnel and subcontractors to manage our supply chain activities and mitigate potential disruptions to our product supplies as a result of the COVID-19 pandemic.

We have also experienced, and may continue to experience, disruptions and delays in clinical development programs. For example:

•	clinical site initiation and patient recruitment may be delayed due to the prioritization of essential resources for hospitals in the fight against Covid-19; and,

•	due to Covid-19, the screening and recruitment of new patients has already been suspended at the University of Florida where Professor Kenneth Cusi’s Phase II NAFLD study is currently ongoing. On March 5, 2021, Dr. Cusi provided an update that the COVID-19 pandemic has had a large impact on patient enrollment during 2020. In this context, the publication of the study results are now expected in the first half of 2022 versus 2021 as previously announced. However, given the positive effects of lanifibranor on reducing steatosis observed in the Phase IIb NATIVE clinical trial evaluating lanifibranor for the treatment of NASH, Professor Cusi concluded that the number of patients could be reduced to 34 from the original 64, without compromising the statistical power of the trial. Some patients may not be able to comply with clinical trial protocols if quarantines impede patient movement or interrupt healthcare services.

With respect to regulatory activities, to date we have not experienced delays in the timing of our interactions with regulatory authorities

However, the global pandemic of Covid-19 continues to rapidly evolve and its ultimate impact remains highly uncertain and subject to change. We cannot predict the full extent of potential delays or impacts for our clinical trials, or potential impact on our business. We are committed to continuing to monitor the Covid-19 situation closely as, if the pandemic persists for an extended period of time, the impacts on our operations could be material. for instance:

•	the essential distribution systems may be impacted and we could experience disruptions to our supply chain and operations;

•	we may experience difficulties in recruiting and retaining patients and principal investigators and site staff due to fear of exposure to Covid-19, which could have a significant adverse impact on our clinical trials.

•	we may be impacted by such delays due to, for example, absenteeism by governmental employees, inability to conduct planned physical inspections related to regulatory approval, or the diversion of regulatory efforts and attention to approval of other therapeutics or other activities related to COVID-19.

•	At the present date, the major potential impacts on the lanifibranor development plans pertain to the pivotal Phase III in NASH. The Covid-19 crisis may:

•	Delay the start of the pivotal Phase III due to delays in the review of clinical trial submission dossiers by the Competent Authorities (including Ethics Committees) and in investigational site openings due to lack of availability of clinical staff.

•	Impede the conduct of the studies due to the lack of availability of clinical staff at investigational sites and, if lock-down resumes, patients can no longer access investigational centers or investigational centers cannot be not supplied with treatment units in due time. Overall, any delays in the pivotal Phase III will affect the registration of lanifibranor in NASH.

At the present date, we were not aware of any specific events or circumstances that would require us to update our estimates, assumptions and judgments or to revise the carrying amounts of our assets and liabilities. Such estimates may be adjusted as new events occur and additional information is obtained. The adjustments will be recognized in the financial statements as soon as we become aware of the new events or the additional information. Actual results may differ from the estimates and any differences may be material for the financial statements.

Financial Operations Overview

Revenue

Our revenue consists primarily of up-front and milestone payments, as well as service fees, received under our collaboration with AbbVie and prior collaboration with BI.

Under our collaboration with AbbVie, we developed inverse agonists of the nuclear receptor RORg for the treatment of moderate to severe psoriasis. We completed performance of our obligations under our initial agreement with AbbVie with respect to our RORg program in August 2018, following a one-year extension, and with respect to all other programs in March 2019. Since April 2019, we no longer provide research services under our AbbVie collaboration, but remain eligible to receive up to an aggregate of €35 million in future milestone payments, as well as tiered royalties on product sales from the mid-single to low-double (below teens) digits.

Our collaboration with BI, was focused on the identification of new treatments for idiopathic pulmonary fibrosis and other fibrotic diseases and was ended in November 2019 following the BI’s decision to prioritize other products in its portfolio.

To date, we have not generated any revenue from the sale of products and do not expect to do so for several years at a minimum. Our ability to generate product revenue and to become profitable will depend upon our ability to successfully develop and commercialize lanifibranor and odiparcil and our other programs. Because of the numerous risks and uncertainties associated with product development and regulatory approval, we are unable to predict the amount or timing of product revenue.

Other Income

Our other income consists primarily of research tax credits.

Research tax credits (crédit d’impôt recherche), or CIR, are granted by the French tax authorities to encourage technical and scientific research by French companies. Companies demonstrating that they have expenses that meet the required criteria, including research expenses located in France or certain other European countries, receive a tax credit that can be used against the payment of the corporate tax due the fiscal year in which the expenses were incurred and during the next three fiscal years. Companies may receive cash reimbursement for any excess portion. We requested the reimbursement of the CIR for 2018 in 2019 (fully paid in January 2020), we requested the reimbursement of the CIR for 2019 in 2020 (fully paid in June 2020) and we requested the reimbursement of the CIR for 2020 in 2021, in each case under the community tax rules for small and medium sized entities and in compliance with the current regulations. CIRs are subject to audit by the French tax authorities. In August 2018, we received a collection notice in the amount of €1.9 million, including penalties and late payment interest, related to our CIRs for the 2013, 2014 and 2015 taxable years, which we continue to dispute as of the date of this annual report. On January 7, 2020, we initiated mediation with respect to the CIR reassessment for the 2013, 2014 and 2015 taxable years and received the mediator's response on January 28, 2021 waiving €0.3 million corresponding to the part of the dispute related to the subcontracting expenses in consideration of the recent changes in the jurisprudence and the last decision of the Council of State in July 2020 on the eligibility of subcontracting expenses in the evaluation of the research tax credit. As such, the initial provision relating to CIRs for 2013-2015 has been reassessed by €1.1 million, from €0.4 million to €1.5 million, as of December 31, 2020. In December 2019, we received a partial reimbursement of the CIR for the 2017 taxable year following an additional verification of the French tax authorities. As of the date of this annual report, we also dispute the retaining amount. As of December 31, 2020, the initial provision relating to the CIR for the 2017 tax year has been reassessed by €0.7 million, from €0.2 million to €0.9 million, related to the reassessment of the risk and corresponding to the amount contested by the tax authorities.

Research and Development Expenses

Research and development expenses consist primarily of costs incurred in connection with the development of our product candidates and pre-clinical programs. We expense research and development costs as incurred. These expenses include:

•	personnel expenses, including salaries, benefits and share-based compensation expense, for employees engaged in research and development activities;

•	costs of funding research performed by third parties, including pursuant to agreements with contract research organizations, or CROs, as well as investigative sites and consultants that conduct our pre-clinical studies and clinical trials;

•	expenses incurred under agreements with contract manufacturing organizations, or CMOs, including manufacturing scale-up expenses and the cost of acquiring and manufacturing pre-clinical study and clinical trial materials;

•	expenses for regulatory activities, including filing fees paid to regulatory agencies;

•	depreciation and amortization; and

•	allocated expenses for facility costs, including rent, utilities and maintenance.

Following the application of IFRS 16 Leases as of January 1, 2019, only rent that is exempt from IFRS 16 is recognized as expense.

We typically use our employee, consultant and infrastructure resources across our development programs. We track certain outsourced development costs by product candidate, but we do not allocate all personnel costs or other internal costs to specific product candidates.

We expect our research and development expenses will increase for the foreseeable future as we seek to advance development of our product candidates. Further, product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. The successful development of our product candidates is highly uncertain. At this time, we cannot reasonably estimate or know the nature, timing and costs of the efforts that will be necessary to complete the remainder of the development of lanifibranor or odiparcil, and we may never succeed in obtaining regulatory approval for lanifibranor, odiparcil or any future product candidates we may develop. We are also unable to predict when, if ever, material net cash inflows may commence from sales of lanifibranor, odiparcil or any future product candidates we may develop due to the numerous risks and uncertainties associated with clinical development, including risks and uncertainties related to:

•	the number of clinical sites included in the trials;

•	the length of time required to enroll suitable patients;

•	the number of patients that ultimately participate in the trials;

•	the number of doses patients receive;
104

•	the duration of patient follow-up;

•	the results of our clinical trials;

•	the establishment of commercial manufacturing capabilities;

•	the receipt of marketing approvals; and

•	the commercialization of product candidates.

General and Administrative Expenses

General and administrative expenses include personnel costs, including salaries, benefits and share-based compensation expense, for personnel other than employees engaged in research and development and marketing and business development activities. General and administrative expenses also include fees for professional services, mainly related to audit and legal services; consulting costs; communications and travel costs; allocated expenses for facility costs, including rent, utilities and maintenance; directors’ attendance fees; and insurance costs. Following the application of IFRS 16 Leases as of January 1, 2019, only rent that is exempt from IFRS 16 is recognized as expense.

We anticipate that our general and administrative expenses will increase in the future as we grow our support functions for the expected increase in our research and development activities and the potential commercialization of our product candidates. We also anticipate increased expenses associated with being a public company in the United States, including costs related to audit, legal, regulatory and tax-related services associated with maintaining compliance with U.S. exchange listing and SEC requirements, director and officer insurance premiums, and investor relations costs.

Marketing — Business Development Expenses

Marketing — business development expenses consists primarily of personnel costs, including salaries, benefits and share-based compensation expense, for our business development team. We anticipate that our sales and marketing expenses will increase in the future as we prepare for the potential launch and commercialization of our product candidates, if approved.

Other Operating Income (Expenses)

For the year ended December 31, 2020, our other operating income (expenses) consisted primarily of

•	corrective claims for additional reimbursements of CIR with regard to the years from 2017 to 2019, following the recent decision of the Council of State in July 2020 on the eligibility of subcontracting expenses, amounting to €2.8 million;

•	costs incurred in connection with our initial public offering on the Nasdaq Global Market which could not be deducted from the issue, amounting to €2.9 million;

•	additional provisions related to our research tax credit for the fiscal years 2013 to 2015 and 2017, amounting to €1.8 million; and,

•	to a lesser extent, full depreciation of the tax loss carry back receivable amounting to €0.3 million, following the reception, on December 7, 2020, of a tax reassessment which rejected the entire deficit carry-back which was recognized by the Company since 2017.

For the year ended December 31, 2019, our other operating income (expenses) consisted primarily of restructuring costs incurred in connection with the implementation of our redundancy plan pursuant to an agreement signed on June 11, 2019.

For the year ended December 31, 2018, our other operating income (expenses) consisted of transaction costs incurred in connection with a contemplated financing transaction.

Payroll tax

In December 2016, we received a proposed payroll tax adjustment from the French tax authorities with respect to the 2013 taxable year. The proposed adjustment related to the classification of the subsidy granted to us, subject to conditions, in 2012 by Abbott in connection with our asset purchase. In July 2017, the proposed payroll tax adjustment was extended to the 2014 and 2015 taxable years and amounted to a total of €1.9 million, in the aggregate, including penalties and late payment interest. Under the terms of our asset purchase agreement with Abbott, Abbott is required to indemnify us in an amount up to €2.0 million for any amount claimed by the French tax authorities in relation to the tax treatment of the subsidy granted to us with respect to the 2012 through 2017 taxable years. While we continue to dispute the payroll tax adjustment with the French tax authorities, we accrued expense in the amount of the total proposed payroll tax adjustment related to the 2013 to 2015 taxable years as of December 31, 2016 and offsetting income in an equal amount as a result of Abbott’s indemnity obligation as of December 31, 2016.

In 2019, our payroll taxes for the 2016, 2017 and 2018 taxable years were audited by the French tax authorities and we received a proposed tax adjustment of €1.7 million (including penalties and late payment interest) in December 2019. We challenged the adjustment and, on June 16, 2020, we received a response from the tax authorities resolving the dispute in our favor for fiscal year 2018 and granting us a concession on the related payroll taxes. On October 30, 2020, we received the Notice of Recovery (AMR) related to the payroll taxes for the taxable year 2016 and 2017 requesting the payment of €1.2 million (including penalties and late payment interest until December 31, 2019).

CIR

Following the tax audit, for fiscal years 2013 to 2015, we received a collection notice on August 17, 2018 for an amount of €1.9 million, including penalties and late payment interest. On the basis of ongoing discussions, we estimated the maximum risk in connection with the CIR reassessment limited to €0.4 million until December 2019. As at December 31, 2020, following the recent discussions, we accounted for an additional provision in the amount of €1.1 million to cover the total amount disputed.

Moreover, in 2019, we received a partial reimbursement of the 2017 CIR, in the amount of €3.6 million over the €4.5 million initially requested. Based on the ongoing discussions and the challenges lodged, we estimated the maximum risk in respect the 2017 CIR at €0.2 million and €0.9 million as at December 31, 2019 and 2020, respectively. Consequently, an additional provision was accounted for in the amount of €0.7 million in 2020.

Net Financial Income (Expense)

Net financial income (expense) relates primarily to fair value gains and losses on forwards, interest and other expense for loans and other financial debts as well as foreign exchange gains and losses, offset by income received from cash and cash equivalents and short-term investments. Our cash and cash equivalents have been deposited primarily in cash accounts and term deposit accounts with short maturities.

In 2020, we completed three forward currency contracts for a total amount of USD 60 million to protect our activities against exchange rate fluctuations between the euro and the U.S. dollar.

Income Tax

Income tax reflects our current income tax, as well as our deferred tax income (expense).

In 2018, 2019 and 2020, we have faced tax losses. As the recoverability of our tax losses is not considered probable in subsequent periods due to the uncertainties inherent in our business, no deferred tax assets were recognized in the financial statements as of December 31, 2018, 2019 and 2020.

Critical Accounting Policies and Estimates

Our financial statements are prepared in accordance with IFRS as issued by the IASB. Some of the accounting methods and policies used in preparing our financial statements under IFRS are based on complex and subjective assessments by our management or on estimates based on past experience and assumptions deemed realistic and reasonable based on the circumstances concerned. The actual value of our assets, liabilities and shareholders' equity and of our earnings could differ from the value derived from these estimates if conditions change and these changes had an impact on the assumptions adopted. We believe that the most significant management judgments and assumptions in the preparation of our financial statements as of and for the years ended December 31, 2020, 2019 and 2018 are described below. See Note 3 to our financial statements as of and for the years ended December 31, 2020, 2019 and 2018 for a description of our other significant accounting policies.

Revenue

•	Allocation of transaction price to performance obligations — A contract's transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. To determine the proper revenue recognition method, we evaluate whether the contract should be accounted for as more than one performance obligation. This evaluation requires significant judgment; some of our contracts have a single performance obligation as the promise to transfer the individual goods or services is not separately identifiable from other promises in the contracts and, therefore, not distinct. For contracts with multiple performance obligations, we allocate the contract's transaction price to each performance obligation using our best estimate of the standalone selling price of each distinct good or service in the contract.

•	Variable consideration — Due to the nature of the work required to be performed on many of our performance obligations, the estimation of total revenue and cost at completion is complex, subject to many variables and requires significant judgment. It is common for our collaboration agreements to contain variable consideration that can increase the transaction price. Variability in the transaction price arises primarily due to milestone payments obtained following the achievement of specific milestones (e.g., scientific results or regulatory or commercial approvals). We include the related amounts in the transaction price as soon as their receipt is highly probable. The effect of the increase of the transaction price due to milestones payments is recognized as an adjustment to revenue on a cumulative catch-up basis.

•	Revenue recognized over time and input method — Our performance obligations are satisfied over time as work progresses or at a point in time. For our collaboration agreements, because services are rendered over time, revenue is recognized based on the extent of progress towards completion of the performance obligation, using an input measure of progress as it best depicts the transfer of control to the customer. Under our input measure of progress, the extent of progress towards completion is measured based on the ratio of days expended to date to the total estimated days at completion of the performance obligation.

Provision for tax audit

We calculate the provision for tax audit based on an estimate of the related risk. The provision represents the best estimate of the amount required to settle any amounts owed to the relevant tax authorities at the end of the reporting period.

Research tax credit

The amount of the research tax credit for which we are eligible depends on internal and external research and development expenditures. The calculation of eligible expenditures requires management to make judgments and estimates.

Valuation of share warrants and bonus share award

We have granted share-based compensation to certain employees, as well as to members of our board of directors and certain other parties in the form of founder's share warrants (bons de souscription de parts de créateur d'entreprise) share warrants (bons de souscription d'actions) and bonus share awards (actions gratuites).

We account for share-based compensation in accordance with the authoritative guidance on share-based compensation, IFRS 2 Share-based payment, or IFRS 2. Under the fair value recognition provisions of IFRS 2, share-based compensation is measured at the grant date based on the fair value of the award and is recognized as expense, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award.

Determining the fair value of share-based awards at the grant date requires judgment. We use the Black-Scholes option-pricing model to determine the fair value of share-based awards. The determination of the grant date fair value of share-based awards using an option-pricing model is affected by assumptions regarding a number of complex and subjective variables. These variables include the fair value of our ordinary shares on the date of grant, the expected term of the awards, our share price volatility, risk-free interest rates and expected dividends.

Derivatives

We use derivative financial instruments to hedge our exposure to exchange rate risks (Currency forward sales). The Company has not opted for hedge accounting in accordance with IFRS 9. Derivatives are measured at their fair value in the statement of financial position. The fair values of derivatives are estimated on the basis of commonly used valuation models considering data from active markets.

A.       Operating Results

Comparison of the years ended December 31, 2019 and 2020

Revenue

We generated revenue of €0.4 million, a decrease of €6.6 million compared to revenue of €7.0 million generated for the year ended December 31, 2019. The decrease was primarily related to the end of our collaboration with BI and the completion of our research services provided to Enyo Pharma and AbbVie.

Other Income

We generated other income of €4.9 million compared to other income of €4.3 million generated in the year ended December 31, 2019, which represents an increase of 14%. Other Income mainly consisted of CIR 2019 and CIR 2020 in the amounts of €4.3 million and €4.8 million, respectively, recorded in 2019 and 2020, respectively. The increase is mainly due to the request of the CIR 2020, including the eligible subcontracting expenses which complied with the conditions set by recent decisions of the Council of State in July 2020.

Research and Development Expenses

Our research and development expenses were €23.7 million in the year ended December 31, 2020, a decrease of €10.1 million, or 30%, compared to research and development expenses of €33.8 million in the year ended December 31, 2019.

The components of our research and development expenses were as follows for the periods presented:

	Year ended December 31,
(in thousands of €)	2019	2020	% change
Research, pre-clinical study and clinical trial expenses	19,353	10,987	(43)%
Personnel costs, other than share-based compensation	7,208	6,912	(4)%
Share-based compensation expense	868	607	(30)%
Other expenses	6,362	5,211	(18)%
Total research and development expenses	33,791	23,717	(30)%

The decrease in our research and development was primarily the result of a €8.4 million, or 43%, decrease in research, pre-clinical study and clinical trial expenses, and to a less extent, €0,6 million, or 7%, in connection with personnel costs including shared-based compensation expense.

Research, pre-clinical study and clinical trial expenses are broken down by product candidate for the years ended December 31, 2019 and 2020 in the following table:

	Year ended December 31,
(in thousands of €)	2019	2020	% change
Lanifibranor	13,209	7,127	(46)%
Odiparcil	4,965	2,835	(43)%
YAP/TEAD	1,094	849	(22)%
Other	92	177	92%
Total Research, pre-clinical study and clinical trial expenses	19,353	10,987	(43)%

The decrease in research, pre-clinical study and clinical trial expenses is primarily related to lanifibranor and odiparcil:

•	Research, pre-clinical study and clinical trial expenses of lanifibranor decreased by €6.1 million, or 46%, primarily due to the completion of the NATIVE Phase IIb study.

•	Research, pre-clinical study and clinical trial expenses of odiparcil decreased by €2.1 million, or 43%, primarily due to the completion of the iMProveS Phase IIa study, whose results were published on December 18, 2020.

Following the positive feedback from the FDA to advance our lead drug candidate lanifibranor, we have decided to focus our clinical efforts on the development of lanifibranor in NASH and will suspend all MPS-related R&D activities. As a consequence, the Phase I/II SAFE-KIDDS clinical trial evaluating odiparcil in MPS VI children and the Phase IIa extension clinical trial with odiparcil in MPS VI patients who completed the prior iMProveS Phase IIa clinical trial will not be initiated in the first half of 2021 as initially planned. We will review all available options to optimize the development of our second clinical-stage asset odiparcil for the treatment of MPS VI.

General and Administrative Expenses

Our general and administrative expenses were €8.5 million in the year ended December 31, 2020, an increase of 40% compared to general and administrative expenses of €6.1 million in the year ended December 31, 2019. The increase is mainly due to the insurance fees in connection with the initial public offering and consulting fees.

Marketing — Business Development Expenses

Our marketing — business development expenses were €0.6 million in the year end December 31, 2020, an increase of €0.3 million compared to the marketing — business development expenses of €0.2 million in the year ended December 31, 2019. The increase is primarily due to consulting fees on company strategy for the year 2020 for an amount of €0.3 million.

Other Operating Income (Expenses)

In the year ended December 31, 2020, we had net other operating expense of €2.2 million primarily related to the transaction costs linked to the initial public offering on the Nasdaq Global Market, which cannot be deducted from the premiums related to share capital, for €2.8 million euros as well as additional provisions with regard to tax risk on CIR for the years 2013 to 2015 and 2017, for a total amount of €1.8 million and, to a lesser extent, impairment of the entire tax loss carry back receivable by €0.3 million following the reception, on December 15, 2020, of a tax reassessment which rejects the entire deficit carry-back which is recognized since 2017. These expenses were partially offset by the corrective claims for additional reimbursements of CIR with regard to the years from 2017 to 2019 for a total amount of €2.9 million.

In the year ended December 31, 2019, we had net other operating expense of €1.5 million primarily related to the restructuring costs of €1.1 million incurred in connection with the implementation of our redundancy plan, residual transaction costs of €0.3 million and the additional late payment interest of €0.1 million related to the payroll tax adjustment.

Net Financial Income (Expense)

Our net financial expense was €3.9 million in the year ended December 31, 2020 compared to a net financial income of €0.1 million in the year ended December 31, 2019. The change was primarily attributable to foreign exchange losses related to bank accounts and short-term deposit accounts denominated in U.S. dollars opened following the completion of our initial public offering on the Nasdaq Global Market, for a total amount of €5.9 million. These expenses were partially offset by the change in fair value related to the foreign currency forwards representing an income of €1.8 million.

Comparison of the Years Ended December 31, 2018 and 2019

Revenue

We generated revenue of €7.0 million, an increase of €3.8 million compared to revenue of €3.2 million generated for the year ended December 31, 2018. The increase was primarily related to the €3.5 million milestone payment from AbbVie in December 2019 following the enrollment of the first patient with psoriasis in the ongoing clinical trial of cedirogant, and the reversal of all contract liabilities recognized as of December 31, 2018 in application of IFRS 15 — Revenue from Contracts with Customers in an amount of €2.1 million following BI’s decision to end our collaboration.

This increase was partially offset by a €1.8 million decrease in recurring revenue received from our collaboration agreements with AbbVie and BI and our research services provided to Enyo Pharma following the completion of our services rendered under each agreement in 2019.

Other Income

We generated other income of €4.3 million compared to other income of €4.2 million generated in the year ended December 31, 2018, which represents an increase of 3%. Other Income consisted of research tax credits in the years ended December 31, 2019 and 2018, respectively.

Research and Development Expenses

Our research and development expenses were €33.8 million in the year ended December 31, 2019, an increase of 6% compared to research and development expenses of €31.8 million in the year ended December 31, 2018.

The components of our research and development expenses were as follows for the periods presented:

	Year ended December 31,
(in thousands of €)	2018	2019	% change
Research, pre-clinical study and clinical trial expenses	17,351	19,353	12%
Personnel costs, other than share-based compensation	7,109	7,208	1%
Share-based compensation expense	516	868	68%
Other expenses	6,782	6,362	(6)%
Total research and development expenses	31,758	33,791	6%

The increase in our research and development expenses was primarily the result of a €2 million, or 12%, increase in research, pre-clinical study and clinical trial expenses, which are broken down by product candidate for the years ended December 31, 2018 and 2019 in the following table:

	Year ended December 31,
(in thousands of €)	2018	2019	% change
Lanifibranor	11,865	13,209	11%
Odiparcil	3,285	4,965	51%
YAP/TEAD	1,386	1,094	(21)%
Other	815	92	(89)%
Total Research, pre-clinical study and clinical trial expenses	17,351	19,353	12%

The increase in research, pre-clinical study and clinical trial expenses is primarily related to lanifibranor and odiparcil. Research, pre-clinical study and clinical trial expenses of lanifibranor increased by €1.3 million, or 11%, primarily due to the continuation of the NATIVE Phase IIb study.

Research, pre-clinical study and clinical trial expenses of odiparcil increased by €1.7 million, or 51%, primarily due to the continuation of the iMProveS Phase IIa study, of which the results were published at the end of 2019.

These increases were partially offset by a €0.7 million decrease in other research, pre-clinical study and clinical trial expenses and a €0.3 million decrease in expenses incurred in connection with our YAP/TEAD program.

General and Administrative Expenses

Our general and administrative expenses were €6.1 million, an increase of 1% compared to general and administrative expenses of €6.0 million in the year ended December 31, 2018. The increase in general and administrative expenses primarily related to an increase in share-based compensation expenses, partially offset by the decrease in fees for the legal and financial departments, resulting from the expansion of the legal team.

Marketing — Business Development Expenses

Our marketing — business development expenses remained consistent in an amount of €0.2 million in the years ended December 31, 2019 and 2020.

Other Operating Income (Expenses)

In the year ended December 31, 2018, we had net other operating expense of €2.3 million related to the transaction costs incurred in connection with a contemplated financing transaction.

In the year ended December 31, 2019, we had net other operating expense of €1.5 million primarily related to the restructuring costs of €1.1 million incurred in connection with the implementation of our redundancy plan, residual transaction costs of €0.3 million and the additional late payment interest of €0.1 million related to the payroll tax adjustment.

Net Financial Income (Expense)

Our net financial income was €0.1 million in the year ended December 31, 2019 compared to a net financial expense of €0.1 million in the year ended December 31, 2018. The change was primarily attributable to increased income on cash equivalents due to more favorable bond market conditions.

B.       Liquidity and Capital Resources

From our inception through December 31, 2020, we have received a net aggregate of €96.0 million in payments from Abbott pursuant to agreements entered into in connection with our formation, raised €44.6 million in net proceeds from the initial public offering of our ordinary shares on Euronext Paris in February 2017, €32.4 million in net proceeds from a private placement of our ordinary shares in April 2018, €8.6 million in net proceeds from two capital increases reserved to categories of investors in September and October 2019, €14.7 million in net proceeds from a capital increase reserved to categories of investors in February 2020 and raised €87.0 million in net proceeds from the public offering of our ordinary shares on Nasdaq Global Market in July 2020.

In addition, we have received an aggregate of €9.0 million and €3.0 million in upfront and milestone payments under our collaboration agreements with AbbVie and BI, respectively. We have also received an aggregate of €25.5 million of CIR reimbursements, an aggregate of €1.1 million and €0.4 million of non-refundable subsidies from Bpifrance and France’s national research agency, respectively, as well as a financing for a total amount of €10.0 million guaranteed by the French State in the context of the Covid-19 pandemic.

As of December 31, 2018, 2019 and 2020, we had cash and cash equivalents of €56.7 million, €35.8 million and €105.7 million, respectively. The following table shows a summary of our cash flows for the periods indicated:

	Year ended December 31,
(in thousands of €)	2018	2019	2020
Net cash provided by (used in) operating activities	(34,207)	(28,404)	(30,590)
Net cash provided by (used in) investing activities	(420)	(826)	(8,557)
Net cash provided by (used in) financing activities	32,268	8,378	111,674
Net (decrease) increase in cash and cash equivalents	(2,358)	(20,852)	72,527

Operating Activities

During the year ended December 31, 2018, we used €34.2 million of cash in operating activities. Cash used in operating activities mainly reflected our net loss of €33.0 million and non-cash income of €2.2 million, principally related to the right to receive our CIR reimbursement of €4.2 million for 2018.

During the year ended December 31, 2019, we used €28.4 million of cash in operating activities. Cash used in operating activities reflected our net loss of €30.2 million and non-cash income of €1.3 million, principally related to the right to receive our CIR reimbursement of €4.3 million for 2019, partially offset by €3.6 million of the 2017 CIR received in 2019.

During the year ended December 31, 2020, we used €30.6 million of cash in operating activities. Cash used in operating activities mainly reflected our net loss of €33.6 million and non-cash income of €3.4 million, principally related to the right to receive our CIR reimbursement of €4.8 million for 2020 and adjustment requests for the right to receive additional reimbursements of CIR for the years 2016 to 2019 following the recent decisions of the Council of State related to the eligibility of subcontracting expenses, in a total amount of €2.8 million. These increases in use are partially offset by €4.2 million of the 2018 CIR and the €4.3 million of the 2019 CIR received in 2020.

Investing Activities

During the year ended December 31, 2018, we used €0.4 million of cash in investing activities. Cash used in investing activities reflected the acquisitions of property, plant and equipment totaling €0.5 million, primarily research equipment and software, partially offset by changes in long-term deposit of €0.1 million.

During the year ended December 31, 2019, we used €0.8 million of cash in investing activities. Cash used in investing activities reflected mainly the deposit of €0.7 million pledged in February 2019 in connection with the surety provided to the French tax authorities related to the payroll tax audit.

During the year ended December 31, 2020, we used €8.6 million of cash in investing activities. Cash used in investing activities reflected mainly the short-term deposit accounts denominated in U.S. dollars of €7.6 million, representing the excess in cash received following the initial public offering in the Nasdaq Global Market that we have invested in accordance with our investment policy.

Financing Activities

During the year ended December 31, 2018, financing activities provided €32.3 million of cash, primarily consisting of the net proceeds from a private placement of our ordinary shares in April 2018.

During the year ended December 31, 2019, financing activities provided €8.4 million of cash, primarily consisting of the net proceeds from the two capital increases carried out in September and October 2019.

During the year ended December 31, 2020, financing activities provided €111.7 million of cash, primarily consisting of the net proceeds of €87.0 million from the public offering on the Nasdaq Global Market in July 2020, the net proceeds of €14.7 million from a capital increase for categories of investors in February 2020 and the total amount of €10.0 million from three new loans guaranteed by the French state.

Operating Capital Requirements

We expect our expenses to increase in connection with our ongoing activities, particularly as we continue the research and development of, continue or initiate clinical trials of, and seek marketing approval for, our product candidates. In addition, if we obtain marketing approval for any of our product candidates, we expect to incur significant commercialization expenses related to program sales, marketing, manufacturing and distribution to the extent that such sales, marketing and distribution are not the responsibility of collaborators. Furthermore, following the completion of our public offering on the Nasdaq Global Market in July, we expect to incur additional costs associated with operating as a public company in the United States. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital when needed or on attractive terms, we would be forced to delay, reduce or eliminate our research and development programs or future commercialization efforts. In May 2020, we entered into three credit agreements pursuant to which we received €10 million in the form of a State Guaranteed Loan (Prêts Garantis par l’Etat), which is provided by a syndicate of French banks and guaranteed by the French State. These loans matures in May 2021 and, in accordance with the provisions implemented by the French State in the context of the COVID-19 health crisis, we have the option to extend the maturity date for up to an additional four years. In July 2020, we completed our public offering on the Nasdaq Global Market for a net proceed of €87.0 million. We believe that our existing cash and cash equivalents at December 31, 2020, will enable us to fund our operating expenses and capital expenditure requirements through the fourth quarter of 2022. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect.

Our future capital requirements will depend on many factors, including:

•	the scope, progress, results and costs of product discovery, pre-clinical studies and clinical trials;

•	the scope, prioritization and number of our research and development programs;

•	the costs, timing and outcome of regulatory review of our product candidates;

•	our ability to establish and maintain collaborations on favorable terms;

•	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending intellectual property-related claims;

•	the extent to which we acquire or in-license other product candidates and technologies;

•	the costs of securing manufacturing arrangements for commercial production; and

•	the costs of establishing or contracting for sales and marketing capabilities if we obtain regulatory approvals to market our product candidates.

Identifying potential product candidates and conducting pre-clinical studies and clinical trials is a time-consuming, expensive and uncertain process that takes many years to complete, and we may never generate the necessary data or results required to obtain marketing approval and achieve product sales. In addition, our product candidates, if approved, may not achieve commercial success. Our commercial revenues, if any, will be derived from sales of product candidates that we do not expect to be commercially available for many years, if at all. Accordingly, we will need to continue to rely on additional financing to achieve our business objectives. Adequate additional financing may not be available to us on acceptable terms, or at all.

Until such time, if ever, as we can generate substantial product revenues, we expect to finance our cash needs through a combination of equity offerings, debt financings, collaborations, strategic alliances and licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a common stockholder. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends.

If we raise funds through additional collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or to grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

C.       Research and Development

For a discussion of our research and development activities, see “Item 4.B-Business Overview” and “Item 5.A-Operating Results.”

D.       Trend Information

For a discussion of trends, see “Item 4.B-Business Overview,” “Item 5.1-Operating Results” and “Item 5.B-Liquidity and Capital Resources.”

E.       Off-Balance Sheet Arrangements

During the periods presented, we did not and do not currently have any off-balance sheet arrangements as defined under SEC rules, such as relationships with unconsolidated entities or financial partnerships, which are often referred to as structured finance or special purpose entities, established for the purpose of facilitating financing transactions that are not required to be reflected on our balance sheets.

F.       Tabular Disclosure of Contractual Obligations

For a discussion of contractual obligations, see “Item 5.B-Liquidity and Capital Resources,” “Item 10.C-Material Contracts” and “Note 11-Debt” to the financial statements included in this annual report.

G.       Safe Harbor

This annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act and as defined in the Private Securities Litigation Reform Act of 1995. See “Special Note Regarding Forward-Looking Statements.”

Item 6.	Directors, Senior Management and Employees.

A.       Directors and Senior Management

The following table sets forth information concerning our executive officers and directors as of December 31, 2020:

Name	Age	Position(s)
Executive Officers
Frédéric Cren	55	Chief Executive Officer and Chairman of the Board of Directors
Pierre Broqua	59	Deputy Chief Executive Officer, Chief Scientific Officer and Director
Jean Volatier	56	Chief Financial Officer
Michael Cooreman	63	Chief Medical Officer
Non-Employee Directors
Chris Buyse(1)(2)(3)	56	Director
Lucy Lu(4)	46	Director
Heinz Maeusli(1)	58	Director
Nawal Ouzren	42	Director
Annick Schwebig(1)(2)(5)	70	Director
(1)	Member of the audit committee.

(2)	Member of the compensation and appointments committee.

(3)	As representative of Pienter-Jan BVBA, the legal entity that holds this board seat.

(4)	As representative of Sofinnova Partners, the legal entity that holds this board seat.

(5)	As representative of Cell+, the legal entity that holds this board seat.

Executive officers

Frédéric Cren has served as our Chief Executive Officer since co-founding Inventiva in 2011, and as the chairman of our board of directors since May 2016. Previously, he served as the General Manager, Research of Abbott Laboratories, a pharmaceutical company, from 2010 until 2012. Prior to Abbott, Mr. Cren held a number of roles at Solvay Pharmaceuticals, a pharmaceutical company, and at Laboratoires Fournier SA, a pharmaceutical company, prior to its acquisition by Solvay in 2005. Positions at Laboratories Fournier included: Vice-President Strategic Marketing and Vice-President U.S. Operations, as well as serving as a member of the Executive Committee. Positions at Solvay included: Head of Business Strategy and Portfolio and Senior Vice-President of the Research Division, as well as serving as a member of the Executive Committee. Mr. Cren began his career with Boston Consulting Group, where he worked from 1993 to 2002. He received a master’s degree in business administration from INSEAD, a master’s degree in international relations from Johns Hopkins University and a bachelor’s degree in economics from Paris IX Dauphine University.

Pierre Broqua has served as our Chief Scientific Officer since co-founding Inventiva in 2011, and as our Deputy Chief Executive Officer and a member of our board of directors since May 2016. Previously, Dr. Broqua served as a Head of Research for Abbott Laboratories from 2010 until 2012 and as Head of Neuroscience for Solvay Pharmaceuticals from 2007 to 2010. Prior to Solvay, Dr. Broqua was the Director of Research Project for Laboratoires Fournier SA from 2002 to 2005. He has a doctor of philosophy degree in pharmacology from the University of Paris Descartes and a master’s degree in chemistry and biochemistry from Université Pierre et Marie Curie, Paris.

Jean Volatier has served as our Chief Financial Officer since August 2012. Previously, Mr. Volatier was a senior consultant for I Care Environnement, a consulting company, from January 2011 to October 2011, the interim Chief Financial Officer of the NAOS Group, a skin care company, from April 2010 to November 2010, the Chief Financial Officer of the Soufflet Group, an agro-industry company, from 2006 to 2008, the Financial Director — International Operations of Laboratories Fournier, from 1999 to 2006 and the Head of Controlling for URGO Soins & Santé Laboratories, a pharmaceutical company, from 1996 to 1999. Mr. Volatier began his career at PriceWaterhouseCoopers, where he worked from 1989 to 1996. He holds a master’s degree in management from Paris IX Dauphine University, PSL University, an executive specialized master’s degree in corporate social responsibility from MINES-ParisTech, PSL University, and the diplôme d’études supérieures comptables et financières.

Michael Cooreman has served as our Chief Medical Officer since October 2020. He succeeds our prior Chief Medical Officer, Marie-Paule Richard, who retired in December 2020. From 2017 to 2020, Dr. Cooreman was Vice President, Science and Medicine, in charge of global research and development in gastroenterology and hepatology at Ferring Pharmaceuticals. From 2015 to 2017, Dr. Cooreman served as Chief Medical Officer at ImmusanT, a biotechnology company located in the United States, and from 2012 to 2015, he served as Executive Director and Head, Metabolism, Infectious Diseases and Oncology at Mitsubishi Tanabe, a pharmaceutical company located in the United States. Previously, Dr. Cooreman also served as Global Executive Director of major pharmaceutical and biotechnology companies, including Takeda Pharmaceuticals, Merck, and Novartis, covering the four major regulatory regions of United States, European Union, Japan and China. Dr. Cooreman is trained as an internist and gastroenterologist-hepatologist, with a special interest in metabolic and immune-mediated liver and gastrointestinal diseases, as well as viral hepatitis, cirrhosis and oncology. He holds a Doctor of Medicine degree from the University of Louvain, Belgium, and a doctor degree from the Heinrich Heine University in Düsseldorf, Germany.

Non-Employee Directors

Chris Buyse has served as a member of our board of directors since February 2017. Chris Buyse is currently the managing partner of Fund+, which is a life sciences investment fund that he co-founded in 2015. Previously, Mr. Buyse was Chief Financial Officer at ThromboGenics NV, a public biotechnology company, from 2006 to 2014. He was previously Chief Financial Officer of CropDesign N.V, a Belgian biotechnology company. Before this, he was Finance Director of WorldCom/MCI Belgium-Luxembourg, a telecommunications company, was Chief Financial Officer and interim Chief Executive Officer of Keyware Technologies N.V., an IT company, and held several financial positions at Suez Lyonnaise des Eaux and Unilever. He is currently serving as a director of Celyad SA, Bioxodes SA, EYE-D Pharma SA, and Iteos SA. Mr. Buyse holds a master’s degree in applied economic sciences from the University of Antwerp and a master’s degree in business administration from the Vlerick School of Management in Ghent.

Lucy Lu has served as a member of our board of directors since May 2018. She has been the Chief Executive Officer and a member of the Board of Directors of Avenue Therapeutics, Inc., a public biotechnology company, since its inception in 2015. Previously, she was Executive Vice President and Chief Financial Officer of Fortress Biotech, Inc. from 2012 to 2017. Before working in the biotechnology industry, Dr. Lu worked in healthcare-related equity research and investment banking, including as Senior Biotechnology Analyst at Citigroup Inc. from 2007 to 2012. She currently serves as a board member of Veru Inc., a public biopharmaceutical company. Dr. Lu holds a doctor of medicine degree from the New York University School of Medicine and a master’s degree in business administration from the Leonard N. Stern School of Business at New York University. She also received a bachelor’s degree from the University of Tennessee’s College of Arts and Sciences.

Heinz Maeusli has served as a member of our board of directors since May 2019. Mr. Maeusli also serves on the board of directors Lantheus Holdings, Inc., where he is a member of the audit committee, and previously served on the board of directors of Progenics Pharmaceuticals, a biopharmaceutical company, where he was chairman of the audit committee. Prior to joining our board, he served as the Chief Financial Officer of Advanced Accelerator Applications, or AAA, a pharmaceutical group specializing in the field of nuclear medicine, from 2003 to July 2018, where he was involved with the sale of AAA to Novartis, a global healthcare company, in January 2018. Mr. Maeusli has an MBA from Columbia University in New York and a degree in Economics from the University of St. Gallen.

Nawal Ouzren has served as a member of our board of directors since May 2019. Since 2017, Ms. Ouzren has served as the Chief Executive Officer and a member of the Board of Directors of Sensorion, a biopharmaceutical company. Prior to Sensorion, she served as the head of the Global Genetic Diseases Franchise at Shire plc, a biopharmaceutical company, from June 2016 to April 2017. Prior to Shire, Ms. Ouzren held various positions at Baxalta from 2014 to June 2016 when Baxalta was acquired by Shire. Ms. Ouzren holds a Master’s degree in Chemical Engineering from the Technical University of Berlin, Germany and a Master of Science in Chemical Engineering from the Université de Technologie de Compiègne, France.

Annick Schwebig has served as a member of our board of directors since February 2017. In 2000, she founded Actelion Pharmaceuticals France SAS, a pharmaceuticals company specializing in developing drugs for orphan diseases, and was its Chairman and Chief Executive Officer from 2000 to 2015. Ms. Schwebig has held senior positions in the pharmaceutical industry, including Vice President Medical Affairs France and Vice President Research and Development Europe at Bristol-Myers Squibb, a global biopharmaceutical company, from 1983 to 2000. Ms. Schwebig has been a member of the board of directors of Cellectis SA, a biotechnology company, since 2011. Ms. Schwebig is a graduate of the Paris Faculty of Medicine.

Family Arrangements and Selection Arrangements

There are no family relationships among any of our executive officers or directors.

B.       Compensation

Compensation of Directors and Executive Officers

The aggregate compensation paid and benefits in kind granted by us to our current executive officers and directors, including share-based compensation, for the year ended December 31, 2020 was €2.0 million. For the year ended December 31, 2020, we did not allocate any amounts to be set aside or accrued to provide pension, retirement or similar benefits to our directors or our executive officers.

Non-Employee Director Compensation

The total annual compensation amount is set by the Annual General Meeting. The most recent decision was made on May 28, 2018, setting this amount at €250,000 with effect from 2018. This compensation was approved by the Annual General Meeting of May 28, 2020. The following table sets forth information regarding the compensation earned by our non-employee directors for service on our board of directors during the year ended December 31, 2020. Mr. Cren, who is our Chief Executive Officer, and Dr. Broqua, who is our Deputy Chief Executive Officer and Chief Scientific Officer, are directors but do not receive any additional compensation for their services as directors.

Name	Gross Fees Earned (€)(1)	Warrants (€)(2)	Total (€)
Pienter-Jan BVBA, represented by Chris Buyse	61,200	—	61,200
Sofinnova Partners, represented by Lucy Lu	43,200	—	43,200
CELL+, represented by Annick Schwebig	61,200	—	61,200
Nawal Ouzren	43,200	—	43,200
Heinz Maeusli	49,200	—	49,200

(1)	Includes out-of-pocket expenses paid by us.

(2)	This column represents the full grant date fair value of share warrants (bons de souscription d’actions) granted during the year as measured pursuant to the Black-Scholes option-pricing model.

Executive Director Compensation

The following table sets forth information regarding compensation earned by Frédéric Cren, our Chairman of the Board and Chief Executive Officer, and by Pierre Broqua, our Deputy Chief Executive Officer, Chief Scientific Officer and Director, during the year ended December 31, 2020.

Name and principal position	Salary (€)		Bonus (€)		Equity awards (€)	All Other compensation (€)		Paid leave (€)	Incentive payments (€)	Total (€)
Frédéric Cren	266,994	(1)	90,948	(2)	—	23,885	(3)	4,869	1,000	387,697
Chief Executive Officer and Chairman of the Board
Pierre Broqua	214,305	(1)	58,583	(2)	—	18,176	(3)	2,044	1,000	294,109
Deputy Chief Executive Officer, Chief Scientific Officer and Director

(1)	Reflects gross compensation before taxes.

(2)	For fiscal year 2020, variable compensation has been determined based on the achievement of targets set at the beginning of the year by the Board of Directors in view of Compensation and Appointments Committee recommendations. The performance criteria, which are qualitative in nature, are related to product development, clinical studies results, regulatory approval for certain products, as well as the marketing strategy and financial visibility.

(3)	Represents housing, car allowances and social guarantees for company managers and executives (GSC).

Following the entry in force of the Sapin 2 Law (French law no. 2016-1691 of December 9, 2016), the payment of the elements of variable compensation and, as appropriate, exceptional compensation attributed for a financial year to the Chairman of the Board, the Chief Executive Officer and the Deputy Chief Executive Officer, is conditional on approval by the next ordinary general meeting of their elements of compensation, paid or attributed during the said financial year (ex post vote). The payments of the above variable compensations were approved by the ordinary and extraordinary shareholder meeting held on May 28, 2020.

Limitations on Liability and Indemnification Matters

Under French law, provisions of bylaws that limit the liability of directors are ineffective. However, French law allows sociétés anonymes to contract for and maintain liability insurance against civil liabilities incurred by any of their directors and officers involved in a third-party action, provided that they acted in good faith and within their capacities as directors or officers of the company. Criminal liability cannot be indemnified under French law, whether directly by the company or through liability insurance. We have liability insurance for our directors and officers, including insurance against liability under the Securities Act. We also may enter into agreements with our directors and executive officers to provide contractual indemnification. With certain exceptions and subject to limitations on indemnification under French law, these agreements will provide for indemnification for damages and expenses including, among other things, attorneys’ fees, judgments and settlement amounts incurred by any of these individuals in any action or proceeding arising out of his or her actions in that capacity. Certain of our non-employee directors may also, through their relationships with their employers or partnerships, be insured against certain liabilities in their capacity as members of our board of directors. These arrangements may discourage shareholders from bringing a lawsuit against our directors and executive officers for breach of their duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and executive officers, even though such an action, if successful, might otherwise benefit us and our shareholders. Furthermore, a shareholder’s investment may be adversely affected to the extent we pay any costs of settlement and damage awards against directors and officers pursuant to any insurance arrangements.

Equity Incentives

We believe our ability to grant equity incentives is a valuable and necessary compensation tool that allows us to attract and retain the best available personnel for positions of substantial responsibility, provides additional incentives to employees and promotes the success of our business. Due to French corporate law and tax considerations, we have historically granted or may grant in the future several different equity incentive instruments to our directors, executive officers, employees and other service providers, including:

•	founder’s share warrants (bons de souscription de parts de créateurs d’entreprise, or BSPCE), which are granted to our officers and employees;

•	share warrants (bons de souscription d’actions, or BSA), which have historically only been granted to non-employee directors and a consultant of the company;

•	restricted, or free, shares (actions gratuites, or AGA); and

•	stock options (options de souscription et/ou d’achats d’actions).

Our board of directors’ authority to grant these equity incentive instruments and the aggregate amount authorized to be granted under these instruments must be approved by a two-thirds majority of the votes held by our shareholders present, represented or voting by authorized means, at the relevant extraordinary shareholders’ meeting. Once approved by our shareholders, our board of directors can grant founder’s share warrants (bons de souscription de parts de créateur d’entreprise) and share warrants (bons de souscription d’actions) for up to 18 months, and free shares (actions gratuites) and stock options (options de souscription et/ou d’achats d’actions) for up to 38 months from the date of the applicable shareholders’ approval. The authority of our board of directors to grant equity incentives may be extended or increased only by extraordinary shareholders’ meetings. As a result, we typically request that our shareholders authorize new pools of equity incentive instruments at every annual shareholders’ meeting.

We had ten share-based compensation plans in force in 2020 for our executive officers, non-employee directors, employees and service providers, the BSPCE 2013-1 Plans dated 2013, the AGA 2018-2, 2018-3 Plans dated 2018, the AGA 2019-1 and 2019-2 dated 2019 respectively and the BSA 2017, 2018, 2019, 2019 bis and 2019 ter Plans dated 2017, 2018, 2019 and 2020 respectively. In general, founder’s share warrants (bons de souscription de parts de créateur d’entreprise) and share warrants (bons de souscription d’actions) no longer continue to vest following termination of the employment, office or service of the holder and all vested shares must be exercised within post-termination exercise periods set forth in the grant documents. In the event of certain changes in our share capital structure, such as a consolidation or share split or dividend, French law and applicable grant documentation provides for appropriate adjustments of the numbers of shares issuable and/or the exercise price of the outstanding warrants.

Founder’s Share Warrants (bons de souscription de parts de créateur d’entreprise)

Founder’s share warrants (bons de souscription de parts de créateur d’entreprise) have traditionally been granted to certain of our employees who were French tax residents because the warrants carry favorable tax and social security treatment for French tax residents. Similar to options, founder’s share warrants (bons de souscription de parts de créateur d’entreprise) entitle a holder to exercise the warrant for the underlying vested shares at an exercise price per share determined by our board of directors and at least equal to the fair market value of an ordinary share on the date of grant. However, unlike options, the exercise price per share is fixed as of the date of implementation of the plans pursuant to which the warrants may be granted, rather than as of the date of grant of the individual warrants.

We have one founder’s share warrant in force (bons de souscription de parts de créateur d’entreprise):

Plan title	BSPCE 2013-1 (2013) plan
Meeting date	November 25, 2013
Dates of allocation	December 13, 2013
Total number of BSPCEs authorized	15,013(1)
Total number of BSPCEs granted	9,027(2)
Start date for the exercise of the BSPCEs	(3)
BSPCE expiration date	December 31, 2023
BSPCE exercise price	€58.50(4)
Number of shares subscribed as of December 31, 2020	621,000
Total number of BSPCEs granted but not exercised as of December 31, 2020	88
Total number of shares available for subscription as of December 31, 2020	8,800
Maximum number of new shares that can be issued	8,800

(1)	Represents the aggregate number of warrants authorized under the BSPCE 2013-1 plans.

(2)	Of which (1) 2,729 BSCPCEs need to be excluded following cancellation or lapse for the BSPCE 2013-1 (2013) plan.

(3)	Subject to cases of lapsing, the vested BSPCE 2013-1 share warrants may be exercised in all or in part at the (1) election of each holder, (1) within three days as from the notification by the Company that an agreement has been entered into between one or more shareholders and another party resulting in the change of control of the Company within the meaning of Article L. 233-3-I of the French Commercial Code, as a result of transfer of the Company’s shares or merger by absorption of the Company, or (2) within ten days following the end of a period of 30 calendar days beginning on the date on which the price of the Company’s shares (including ordinary shares in the form of ADSs) is fixed as part of an initial public offering by the Company, and the admission of the Company’s shares to a regulated or unregulated market, in France, the EU or a stock exchange outside the EU, or (3) in the event of the Company’s shares being admitted to trading on a regulated or unregulated market, in France, EU or foreign exchange: (x) if the listing takes place between December 5 and 31 of a year “N”, during a period from January 5 to 20 of each calendar year as from the second year following the year “N” in which the listing occurred; (y) if the listing takes place during a period other than the period referred to above: during a period from January 5 to 20 of each calendar year from the date immediately following the calendar year in which the listing took place. Notwithstanding the foregoing, in case of notification by the Company to the holders of BSPCE 2013-1 that the shareholders holding more than half of the capital and voting rights have accepted a purchase offer from one or more shareholders or third parties, acting alone or jointly, for all of the shares issued by the Company, the holders shall exercise all of their BSPCE 2013-1 within 20 days from such notification.

(4)	Price for the subscription of 100 new ordinary shares.

Our shareholders, or pursuant to delegations granted by our shareholders, our board of directors, determines the recipients of the warrants, the dates of grant, the number and exercise price of the founder’s share warrants (bons de souscription de parts de créateur d’entreprise) to be granted, the number of shares issuable upon exercise and certain other terms and conditions of the founder’s share warrants (bons de souscription de parts de créateur d’entreprise), including the period of their exercisability and their vesting schedule.

Share Warrants (bons de souscription d’actions)

Share warrants (bons de souscription d’actions) have historically been granted to our non-employee directors and consultants that regularly work in partnership with the Company. Similar to options, share warrants (bons de souscription d’actions) entitle a holder to exercise the warrant for the underlying vested shares at an exercise price per share determined by our board of directors and at least equal to the fair market value of an ordinary share on the date of grant. However, unlike options, the exercise price per share is fixed as of the date of implementation of the plans pursuant to which the warrants may be granted, rather than as of the date of grant of the individual warrants.

As of December 31, 2020, we have issued three types of share warrants (bons de souscription d’actions) as follows:

Plan title	BSA 2017 plan	BSA 2018 plan	BSA 2019 plan	BSA 2019 bis plan	BSA 2019 ter plan
Meeting date	May 29, 2017	May 28, 2018	May 27, 2019
Decision of issuance by the Board of Directors	May 29, 2017	December 14, 2018	June 28, 2019	March 9, 2020	March 9, 2020
Total number of BSAs authorized (General meeting)	600,000	600,000	600,000
Total number of BSAs authorized (Board of Directors)	195,000	126,000(2)	10,000	10,000	36,000
Total number of BSA subscribed	195,000	126,000	10,000	0	0
Start date for the exercise of the BSAs	(1)	(3)	(4)	(5)	(6)
BSA expiration date	May 29, 2027	December 14, 2028	June 28, 2029	March 9, 2030	March 9, 2030
BSA exercise price per share	€6.675	€6.067	€2.20	€3.68	€3.68
Number of shares subscribed as of December 31, 2020	10,000	0	0	0	0
Total number of shares available for subscription as of December 31, 2020	130,000	87,334	10,000	0	0
Maximum number of new shares that can be issued	130,000	116,000	10,000	10,000(7)	36,000(7)

(1)	BSA 2017 share warrants will vest in three tranches at the end of the following vesting periods: (1) one third on May 29, 2018, (2) one third on May 29, 2019 and (3) the balance on May 29, 2020. By decision of the Board of Directors on April 9, 2019, the final allotment of the second tier of BSA 2017 warrants, initially set for May 29, 2019, has been brought forward to May 27, 2019 to enable Chris Newton and Jean-Louis Junien to benefit as a result of their presence on the Board for virtually all of the year. Furthermore, for these two members of the Board of Directors, there will be no final allotment of the last tier as the 55,000 BSA 2017 warrants have lapsed.

(2)	Of which 10,000 BSA 2018 need to be excluded following cancellation or lapse.

(3)	BSA 2018 share warrants can only be exercised under the following conditions: (a) for David Nikodem, in tranches of one third at the end of the following vesting periods: (1) one third as of September 1, 2019, (2) one third as of September 1, 2020 and (3) the balance as of September 1, 2021; (b) for JPG Healthcare LLC, in full as of November 8, 2019; and (c) for ISLS Consulting, in tranches of one third at the end of the following vesting periods: (1) 26,667 as of December 14, 2019, (2) 26,667 as of December 14, 2020 and (3) 26,666 as of December 14, 2021, it being specified that in each case, BSA 2018 vesting periods will lapse if the service agreement between the Company and the beneficiary or the company for which the beneficiary acts, is terminated before the date of the first vesting period or in the event of the death of the beneficiary.

(4)	BSA 2019 share warrants are only exercisable subject to a consultancy agreement still being in effect at June 28, 2020, and no notice of termination having been given by David Nikodem and/or Sapidus Consulting Group LLC or the Company.

(5)	BSA 2019 bis share warrants may be subscribed until July 13, 2020. If subscribed, they will only be exercisable subject to a consultancy agreement still being in effect at March 9, 2021, and no notice of termination having been given by Mr. Jeremy Goldberg and/or JPG Healthcare LLC or the Company.

(6)	BSA 2019 ter share warrants may be subscribed until July 13, 2020. If subscribed, they will only be exercisable in three tranches at the end of the following periods: (1) one third on March 9, 2021, (2) one third on March 9, 2022 and (3) the balance on March 9, 2023, subject to, for each of these dates, that a consultancy agreement still being in effect and no notice of termination having been given by David Nikodem and/or Sapidus Consulting Group LLC or the Company.

(7)	On March 9, 2020, the Company’s Board of Directors granted 10,000 BSA 2019 bis and 36,000 BSA 2019 ter all of which have been subscribed by the beneficiaries.

Our shareholders, or pursuant to delegations granted by our shareholders, our board of directors, determines the recipients of the warrants, the dates of grant, the number and exercise price of the share warrants (bons de souscription d’actions) to be granted, the number of shares issuable upon exercise and certain other terms and conditions of the share warrants (bons de souscription d’actions), including the period of their exercisability and their vesting schedule.

Free Shares (actions gratuites)

Under our 2018-2, 2018-3, 2019-1 and 2019-2 Free Share Plans, which were adopted by our board of directors on January 26, 2018 for the 2018-2 Free Share Plan, December 14, 2018 for the 2018-3 and on June 28, 2019 for the 2019-1 and 2019-2 Free Share Plans, we have granted free shares (actions gratuites) to certain of our employees and officers.

Free shares (actions gratuites) may be granted to any individual employed by us or by any affiliated company. Free shares may also be granted to our Chairman, our Chief Executive Officer and our Deputy Chief Executive Officer. However, no free share may be granted to a beneficiary holding more than 10% of our share capital or to a beneficiary who would hold more than 10% of our share capital as a result of such grant. The maximum number of shares that may be issued under the 2018-2, 2018-3, 2019-1 and 2019-2 Free Share Plans is 484,350 as of December 31, 2020. In addition, under French law, the maximum number of shares that may be granted shall not exceed 10% of the share capital as at the date of grant of the free shares (30% if the allocation benefits all employees).

Our board of directors has the authority to administer the 2018-2, 2018-3, 2019-1 and 2019-2 Free Share Plans. Subject to the terms of the 2018-2, 2018-3, 2019-1 and 2019-2 Free Share Plans, our board of directors determines the recipients, the dates of grant, the number of free shares (actions gratuites) to be granted and the terms and conditions of the free shares, including the length of their vesting period (starting on the grant date, during which the beneficiary holds a right to acquire shares for free but has not yet acquired any shares) and holding period (starting when the shares are issued and definitively acquired but may not be transferred by the recipient) within the limits determined by the shareholders. Our shareholders have determined that the vesting period should be set by the board of directors and should not be less than one year from the date of grant and that the optimal holding period should be set by the board of directors. From the beginning of the vesting period, the cumulated vesting and holding period should not be less than two years.

The board of directors has the authority to modify awards outstanding under our 2018-2, 2018-3, 2019-1 and 2019-2 Free Share Plans, subject to the consent of the beneficiary for any modification adverse to such beneficiary. For example, the board has the authority to release a beneficiary from the continued service condition during the vesting period after the termination of the employment.

The free shares granted under our 2018-2, 2018-3, 2019-1 and 2019-2 Free Share Plans will be definitively acquired at the end of the vesting period as set by our board of directors subject to continued service during the vesting period, except if the board releases a given beneficiary from this condition upon termination of his or her employment contract. At the end of the vesting period, the beneficiary will be the owner of the shares. However, the shares may not be sold or transferred during the holding period. In the event of disability before the end of the vesting period, the free shares shall be definitively acquired by the beneficiary on the date of disability. In the event the beneficiary dies during the vesting period, the free shares shall be definitively acquired at the date of the request of allocation made by his or her beneficiaries in the framework of the inheritance provided that such request is made within six months from the date of death.

In January 26, 2018 the board approved the grant of an aggregate of 65,700 free shares (actions gratuites) under the 2018-2 Free Share Plans which will vest as follows:

	Number of free shares		Vesting period	Holding period	Date exercisable (subject to service conditions)
2018-2	63,300	(1)	Two years	One year	January 26, 2021

(1)	Excludes 2,400 free shares (actions gratuites) initially allocated to an employee which where forfeited following his resignation.

As of December 31, 2020, 63,300 shares had been issued upon vesting of free shares (actions gratuites) granted under the 2018-2 Free Share Plan and are under the one year holding period until January 26, 2021.

In December 14, 2018, the board approved the grant of an aggregate of 265,700 free shares (actions gratuites) under the 2018-3 Free Share Plan which will vest as follows:

	Number of free shares		Vesting period	Holding period	Date exercisable (subject to service conditions)
2018-3	227,250	(1)	Two years	One year	December 14, 2021

(1)	Excludes 38,450 free shares (actions gratuites) initially allocated to an employee which where forfeited following his resignation.

As of December 31, 2020, 227,250 shares had been issued upon vesting of free shares granted under the 2018-3 Free Share Plan and are under the one year holding period until December 14, 2021.

In June 28, 2019, the board approved the grant of an aggregate of 283,500 free shares (actions gratuites) under the 2019-1 and 2019-2 Free Share Plans which will vest as follows:

	Number of free shares		Vesting period	Holding period	Date exercisable (subject to service conditions)
2019-1	29,100	(1)	Two years	One year	June 28, 2022
2019-2	227,000	(2)	One year	One year	June 28, 2021

(1)	Excludes 8,400 free shares (actions gratuites) initially allocated to two employees which where forfeited following their resignation.

(2)	Excludes 19,000 free shares (actions gratuites) initially allocated to employees which where forfeited following their resignation.

As of December 31, 2020, no shares had been issued upon vesting of free shares granted under the 2019-1 Free Share Plan. As of December 31, 2020, 227,000 shares had been issued upon vesting of free shares granted under the 2019-2 Free Share Plan and are under the one year holding period until June 28, 2021.

C.       Board Practices

Board Composition

Our board of directors currently consists of seven members, less than a majority of whom are citizens or residents of the United States. Under French law and our bylaws, our board of directors must be comprised of between three and 18 members, without prejudice to the derogation established by law in the event of merger. The number of directors of each gender may not be less than 40%. Any appointment made in violation of this limit that is not remedied within six months of this appointment will be null and void. Within these limits, the number of directors is determined by our shareholders. Directors are appointed, reappointed to their position, or removed by our ordinary general meeting, and in particular, any appointment which remedies a violation of the 40% limit must be ratified by our shareholders at the next ordinary general meeting. Their term of office, in accordance with our bylaws, is three years. Directors chosen or appointed to fill a vacancy must be elected by our board of directors for the remaining duration of the current term of the vacant director. The appointment must then be ratified at the next shareholders’ general meeting. In the event the board of directors would be comprised of less than three directors as a result of a vacancy, the remaining directors shall immediately convene a shareholders’ general meeting to elect one or several new directors so there are at least three directors serving on the board of directors, in accordance with French law.

The following table sets forth the names of our directors, the years of their initial appointment as directors of the board and the expiration dates of their current term.

	Current position(s)	Year of initial appointment	Term expiration year
Frédéric Cren	Chief Executive Officer; Chairman of the Board of Directors	2011(1)	2022
Pierre Broqua	Deputy Chief Executive Officer; Chief Scientific Officer; Director	2011(2)	2022
Pienter-Jan BVBA represented by Chris Buyse	Director	2017	2022
Sofinnova Partners represented by Lucy Lu	Director	2018	2021
Heinz Maeusli	Director	2019	2022
Nawal Ouzren	Director	2019	2022
CELL+ represented by Annick Schwebig	Director	2017	2022

(1)	Mr. Cren served as our President until our transformation into a société anonyme pursuant to the shareholders’ meeting dated May 31, 2016 and has served as our Chief Executive Officer and Chairman of the Board of Directors since then.

(2)	Dr. Broqua was appointed Deputy Chief Executive Officer and Director following our transformation into a société anonyme pursuant to the shareholders’ meeting dated May 31, 2016.

Director Independence

As a foreign private issuer, under the listing requirements and rules of the Nasdaq Global Market, we are not required to have independent directors on our board of directors, except to the extent that our audit committee is required to consist of independent directors, subject to certain phase-in schedules. Nevertheless, our board of directors has undertaken a review of the independence of the directors and considered whether any director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. Based upon information requested from, and provided by, each director concerning such director’s background, employment and affiliations, including family relationships, our board of directors has determined that all of our directors, except for Frédéric Cren and Pierre Broqua, qualify as “independent directors” as defined under applicable rules of the Nasdaq Global Market and the independence requirements contemplated by the Exchange Act. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has had with our company and all other facts and circumstances that our board of directors deemed relevant in determining their independence, including the beneficial ownership of our ordinary shares by each non-employee director and his or her affiliated entities (if any).

Furthermore, our board has determined that, under the criteria of the MiddleNext Code, five of our directors are “independent directors.” The MiddleNext Code sets out the five following criteria justifying the independence of directors, characterized by the absence of any significant financial, contractual or family relationship likely to affect their independence of judgment:

•	they must not be a salaried employee or corporate officer of us or our group and must not have held such a position within the last five years;

•	they must not be in a significant business relationship with us or our group (e.g., client, supplier, competitor, provider, creditor, banker, etc.) within the last two years;

•	they must not be a reference shareholder or hold a significant number of voting rights (i.e. less than 10% of the share capital);

•	they must not have close relationships or family ties with any of our corporate officer or reference shareholder; and

•	they must not have been our auditor within the last six years.

Based on these criteria, our board of directors has determined that Pienter-Jan BVBA represented by Chris Buyse, CELL+ represented by Annick Schwebig, Sofinnova Partners represented by Lucy Lu, Nawal Ouzren and Heinz Maeusli are “independent directors” under the independence criteria of the MiddleNext Code. In making such determination, our board of directors considered the relationships that each non-employee director has with us and all other facts and circumstances the board of directors deemed relevant in determining the director’s independence, including the number of ordinary shares beneficially owned by the director and his or her affiliated entities, if any.

Role of the Board in Risk Oversight

Our board of directors is primarily responsible for the oversight of our risk management activities and has delegated to the audit committee the responsibility to assist our board in this task. The audit committee also monitors our system of disclosure controls and procedures and internal control over financial reporting and reviews contingent financial liabilities. The audit committee, among other things, examines our balance sheet commitments and risks and the relevance of risk monitoring procedures. While our board oversees our risk management, our management is responsible for day-to-day risk management processes. Our board of directors expects our management to consider risk and risk management in each business decision, to proactively develop and monitor risk management strategies and processes for day-to-day activities and to effectively implement risk management strategies adopted by the board of directors. We believe this division of responsibilities is the most effective approach for addressing the risks we face.

Corporate Governance Practices

As a French société anonyme listed on the regulated market of Euronext Paris, we are subject to various corporate governance requirements under French law. In addition, as a foreign private issuer listed on the Nasdaq Global Market, we will be subject to Nasdaq corporate governance listing standards. However, the corporate governance standards provide that foreign private issuers are permitted to follow home country corporate governance practices in lieu of Nasdaq rules, with certain exceptions. We intend to rely on these exemptions for foreign private issuers and follow French corporate governance practices in lieu of the Nasdaq corporate governance rules, which would otherwise require that (1) a majority of our board of directors consist of independent directors; (2) we establish a nominating and corporate governance committee; and (3) our compensation committee be composed entirely of independent directors.

As a foreign private issuer, we are required to comply with Rule 10A-3 of the Exchange Act, relating to audit committee composition and responsibilities. Rule 10A-3 provides that the audit committee must have direct responsibility for the nomination, compensation and choice of our auditors, as well as control over the performance of their duties, management of complaints made, and selection of consultants. However, if the laws of a foreign private issuer’s home country require that any such matter be approved by the board of directors or the shareholders, the audit committee’s responsibilities or powers with respect to such matter may instead be advisory. Under French law, the audit committee may only have an advisory role and appointment of our statutory auditors, in particular, must be decided by the shareholders at our annual meeting.

In addition, Nasdaq rules require that a listed company specify that the quorum for any meeting of the holders of ordinary shares be at least 33 1/3% of the outstanding shares of the company’s voting stock. Consistent with French law, our bylaws provide that a quorum requires the presence of shareholders having at least (1) 20% of the shares entitled to vote in the case of an ordinary shareholders’ general meeting or at an extraordinary shareholders’ general meeting where shareholders are voting on a capital increase by capitalization of reserves, profits or share premium, or (2) 25% of the shares entitled to vote in the case of any other extraordinary shareholders’ general meeting. If a quorum is not present, the meeting is adjourned. There is no quorum requirement when an ordinary general meeting is reconvened, but the reconvened meeting may consider only questions which were on the agenda of the adjourned meeting. When an extraordinary general meeting is reconvened, the quorum required is 20% of the shares entitled to vote, except where the reconvened meeting is considering capital increases through capitalization of reserves, profits or share premium. For these matters, no quorum is required at the reconvened meeting. If a quorum is not present at a reconvened meeting requiring a quorum, then the meeting may be adjourned for a maximum of two months.

Board Committees

The board of directors has established an audit committee and a compensation and appointments committee, which operate pursuant to rules of procedure adopted by our board of directors. The composition and functioning of all of our committees will comply with all applicable requirements of the French Commercial Code, the Nasdaq Global Market and SEC rules and regulations.

In accordance with French law, committees of our board of directors only have an advisory role and can only make recommendations to our board of directors. As a result, decisions will be made by our board of directors taking into account non-binding recommendations of the relevant board committee.

Audit Committee. Our audit committee assists our board of directors in its oversight of our corporate accounting and financial reporting and submits the selection of our statutory auditors, their remuneration and independence for approval. Chris Buyse as representative of Pienter-Jan BVBA, Annick Schwebig as representative of CELL+ and Heinz Maeusli currently serve on our audit committee. Chris Buyse as representative of Pienter-Jan BVBA is the chairperson of our audit committee. Our board has determined that each of Chris Buyse as representative of Pienter-Jan BVBA, Annick Schwebig as representative of CELL+ and Heinz Maeusli are independent within the meaning of the applicable listing rules and the independence requirements contemplated by Rule 10A-3 under the Exchange Act. Our board of directors has determined that Chris Buyse as representative of Pienter-Jan BVBA is an “audit committee financial expert” as defined by SEC rules and regulations and that each of the members of the audit committee qualifies as financially sophisticated under the applicable exchange listing rules.

The principal responsibility of our audit committee is to monitor the existence and efficacy of the company’s financial audit and risk control procedures on an ongoing basis. Our board of directors has specifically assigned the following duties to the audit committee:

Financial statements and financial information:

•	examining our annual and interim financial statements;

•	validating the relevance of our accounting methods, choices and policies;

•	verifying the relevance of the financial information published by us;

Internal control:

•	assuring that internal control procedures are implemented and followed, with the assistance of internal quality audits;

•	examining and approving the schedule of work for internal and external audits;

•	reviewing any subject capable of having a meaningful financial and accounting impact on us;

Risk management:

•	examining the state of significant disputes and off-balance-sheet commitments and risks, the adequacy of risk monitoring procedures and the relevance of any regulated agreements;

•	directing the selection of statutory auditors, their compensation and ensuring their independence;

•	helping to ensure the correct performance of the statutory auditors; and

•	establishing the rules for the use of statutory auditors for work other than auditing accounts and verifying the correct execution thereof.

Compensation and Appointments Committee. Annick Schwebig as representative of CELL+ and Chris Buyse as representative of Pienter-Jan BVBA currently serve on our compensation and appointments committee. Annick Schwebig as representative of CELL+ is the chairperson of our compensation and appointments committee.

Our board of directors has specifically assigned the following duties to the compensation and appointments committee:

•	formulating recommendations and proposals concerning (1) the various components to compensation, pension and health insurance plans for officers and directors, (2) the procedures for establishing the variable portion of their compensation; (3) a general policy for awarding shares pursuant to our equity incentive plans (including dilutive instruments);

•	examining the amount of compensation and the system for distributing them between the directors taking into account their dedication and the tasks performed within the board of directors;

•	advising and assisting the board of directors as necessary in the selection of senior executives and the establishment of their compensation;

•	assessing any increases in capital reserved to employees;

•	assisting the board of directors when selecting new members;

•	ensuring the implementation of structures and procedures to allow the application of good governance practices within the company;

•	preventing conflicts of interest within the board of directors; and

•	implementing the board of director’s evaluation procedure.

D.       Employees

As of December 31, 2020, we had 94 employees, 88 of whom were full-time employees and six of whom were part-time employees. As of December 31, 2020, 74 of our employees were engaged in research and development activities and 20 of our employees were engaged in business development, finance, information systems, facilities, human resources or administrative support. As of December 31, 2020, 93 of our employees were located in France and one in Germany.

Our French employees are represented by collective bargaining agreements of the pharmaceutical industry. We believe that we maintain good relations with our employees.

E.       Share Ownership

For information regarding the share ownership of our directors and senior management, see “Item 6.B-Compensation” and “Item 7.A-Major Shareholders.”

Item 7.	Major Shareholders and Related Party Transactions.

A.       Major Shareholders

The following table and accompanying footnotes sets forth, as of December 31, 2020, information regarding beneficial ownership of our ordinary shares by:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our ordinary shares;

•	each of our executive officers;

•	each of our directors; and

•	all of our executive officers and directors as a group.

Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security, including free shares that vest within 60 days of December 31, 2020 and options and warrants that are currently exercisable or exercisable within 60 days of December 31, 2020. Shares subject to free shares that vest within 60 days of December 31, 2020 and shares subject to warrants currently exercisable or exercisable within 60 days of December 31, 2020 are deemed to be outstanding for computing the percentage ownership of the person holding these free shares and warrants and the percentage ownership of any group of which the holder is a member, but are not deemed outstanding for computing the percentage of any other person.

Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons named in the table below have sole voting and investment power with respect to all shares shown that they beneficially own, subject to community property laws where applicable. The information does not necessarily indicate beneficial ownership for any other purpose, including for purposes of Sections 13(d) and 13(g) of the Securities Act.

Our calculation of the percentage of beneficial ownership is based on 38,630,261 of our ordinary shares outstanding as of December 31, 2020.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Inventiva S.A., 50 rue de Dijon, 21121 Daix, France.

Name of beneficial owner	Number of shares beneficially owned	Percentage of shares beneficially owned
5% Shareholders:
BVF Partners L.P.(1)	7,958,138	20.6%
Frédéric Cren(2)	5,612,224	14.5
New Enterprise Associates(3)	5,152,033	13.3
Pierre Broqua(4)	3,882,500	10.1
Sofinnova Crossover I SLP(5)	3,114,027	8.1
Directors and Executive Officers:
Frédéric Cren(2)	5,612,224	14.5
Pierre Broqua(4)	3,882,500	10.1
Jean Volatier(6)	134,800	*
Michael Cooreman	—	—
Pienter-Jan BVBA, represented by Chris Buyse(7)	30,000	*
Sofinnova Partners represented by Lucy Lu(8)	3,114,027	8.1
CELL+ represented by Annick Schwebig(9)	30,000	*
Heinz Maeusli	—	—
Nawal Ouzren	—	—
All directors and executive officers as a group (11 persons)	12,879,251	33.3%

*	Represents beneficial ownership of less than 1%.

(1)	Consists of 7,958,138 ordinary shares. The principal business address for BVF Partners L.P. is 44 Montgomery Street 40th Floor, San Francisco CA 94104.

(2)	Consists of 5,612,224 ordinary shares.

(3)	Consists of 5,152,033 ordinary shares. The principal business address for NEA is 1954 Greenspring Drive, Suite 600, Timonium, Maryland 21093, United States.

(4)	Consists of 3,882,500 ordinary shares.

(5)	Consists of 3,114,027 ordinary shares. The principal business address for Sofinnova is 7-11, boulevard Haussmann 75009 Paris, France.

(6)	Consists of 134,800 ordinary shares.

(7)	Consists of 30,000 ordinary shares issuable upon the exercise of share warrants (BSA) that are exercisable until May 29, 2027.

(8)	As representative of Sofinnova Partners, the legal entity that holds this seat on our board of directors.

(9)	Consists of 30,000 ordinary shares issuable upon the exercise of share warrants (BSA) that are exercisable until May 29, 2027.

Significant Changes in Percentage Ownership

Not applicable.

Voting Rights

A double voting right is attached to each registered share which is held in the name of the same shareholder for at least two years. Any of our principal shareholders who have held our ordinary shares in registered form for at least two years have this double voting right.

Shareholders in the United States

As of December 31, 2020, to the best of our knowledge 19,468,219 of our outstanding ordinary shares (including ordinary shares in the form of ADSs) were held by 19 shareholders of record in the United States. The actual number of holders is greater than these numbers of record holders, and includes beneficial owners whose ordinary shares or ADSs are held in street name by brokers and other nominees. This number of holders of record also does not include holders whose shares may be held in trust by other entities.

B.       Related Party Transactions

Since January 1, 2018, we have engaged in the following transactions with our directors, executive officers and holders of more than 5% of our outstanding voting securities and their affiliates, which we refer to as our related parties.

Transactions with Our Principal Shareholders

Issuances of Securities

We issued 5,572,500 ordinary shares in a private placement on April 17, 2018. We issued 4,473,935 ordinary shares in two private placements on September 20, 2019 and October 2, 2019 and we issued 3,778,338 ordinary shares in an offering on February 11, 2020. We issued 7,478,261 ordinary new shares in the form of ADSs in an IPO on the Nasdaq Global Market on July 15, 2020. The following table summarizes the ordinary shares acquired in connection with these offerings by our executive officers, directors and holders of more than 5% of our outstanding voting securities.

		BVF Partners L.P.	NEA	Novo Holdings A/S	Sofinnova Crossover I SLP
Private placement in 2018	Number of ordinary shares purchased (#)	1,569,858	—	775,500	1,569,858
	Purchase price per share (€)	6.37	—	6.37	6.37
Private placements in 2019	Number of ordinary shares purchased (#)	666,838	3,102,811	390,350	313,936
	Purchase price per share (€)	1.99	1.99	1.99	1.99
Offering in February 2020	Number of ordinary shares purchased (#)	2,317,382	1,007,556	125,944	327,456
	Purchase price per share (€)	3.97	3.97	3.97	3.97
Offering in July 2020	Number of ordinary shares purchased (#)	—	1,041,666	—	1,002,777
	Purchase price per share (€)(1)	12.58	12.58	12.58	12.58

(1) $14.40 per ADSs, or €12.58 based on the exchange rate published by the European Central Bank on July 15,2020 of $1.1444 per euro.

Arrangements with Our Directors and Executive Officers

Consultant Agreement with ISLS Consulting

Jean-Louis Junien is the principal shareholder of ISLS Consulting. On July 8, 2014, ISLS Consulting entered into a consultant agreement with us which has since been renewed several times and for the last time by an amendment agreement dated June 25, 2018 renewing the consultant agreement until June 30, 2019. Under this agreement, ISLS Consulting assists our management and teams of the company in the scientific conduct of its clinical and pre-clinical programs. ISLS Consulting charges us for these services on a monthly basis according to the number of days worked during each month. Under this agreement, we paid ISLS Consulting €162,000 and €169,000 for the year ending December 31, 2018 and for the year ended December 31, 2019, respectively. In addition, in May 2015, we granted 1,500 share warrants (bons de souscription d’actions) to ISLS Consulting which were exercised in 2017. Following this exercise, ISLS Consulting obtained 150,000 ordinary shares. In December 2018, we granted 80,000 share warrants (bons de souscription d’actions) to ISLS Consulting which have not been exercised.

Director and Executive Officer Compensation

We are parties to employment agreements and other compensation arrangements, including equity compensation arrangements, with our directors and executive officers in the ordinary course of business.

Share Warrants (bons de souscription d’actions)

We have granted share warrants (bons de souscription d’actions) to purchase ordinary shares to our directors as of December 31, 2020 as follows:

Name	Grant date	Type of instruments granted(1)	Number of ordinary shares underlying awards (#)(2)	Maximum number of new shares that can be issued (#)	Exercise price per share (€)	Expiration date
Pienter-Jan BVBA	05/29/2017	BSA 2017	30,000	30,000	6.675	05/29/2027
CELL+	05/29/2017	BSA 2017	30,000	30,000	6.675	05/29/2027
Total			60,000	60,000

(1)	BSA 2017 refers to share warrants (bons de souscription d’actions).

(2)	Each BSA 2017 entitles its holder to subscribe to one ordinary share, with a nominal value of €0.01, at an exercise price of € 6.675. BSA 2017 will vest in three tranches at the end of the following vesting periods: (1) one third on May 29, 2018, (2) one third on May 29, 2019 and (3) the balance on May 29, 2020.

Related Person Transaction Policy

We comply with French law regarding approval of transactions with related parties. We have adopted a related person transaction policy that sets forth our procedures for the identification, review, consideration and approval or ratification of related person transactions. For purposes of our policy only, a related person transaction is defined as (1) any transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we and any related person are, were or will be participants and the amount involved exceeds $120,000 or (2) any agreement or similar transaction under French law which falls within the scope of Article L. 225-38 of the French Commercial Code. A related person is any executive officer, director or beneficial owner of more than 5% of any class of our voting securities, including any of their immediate family members and any entity owned or controlled by such persons.

Under the policy, if a transaction is identified as a related person transaction, including any transaction that was not a related person transaction when originally consummated or any transaction that was not initially identified as a related person transaction prior to consummation, our management must present information regarding the related person transaction to our audit committee, or, if audit committee approval would be inappropriate, to another independent body of our board of directors, for review, consideration and approval or ratification. The presentation must include a description of, among other things, the material facts, the interests, direct and indirect, of the related persons, the benefits to us of the transaction and whether the transaction is on terms that are comparable to the terms available to or from, as the case may be, an unrelated third party or to or from employees generally. Under the policy, we will collect information that we deem reasonably necessary from each director, executive officer and, to the extent feasible, significant shareholder to enable us to identify any existing or potential related-person transactions and to effectuate the terms of the policy.

In addition, under our Code of Business Conduct and Ethics, our employees and directors will have an affirmative responsibility to disclose any transaction or relationship that reasonably could be expected to give rise to a conflict of interest.

In considering related person transactions, our audit committee, or other independent body of our board of directors, will take into account the relevant available facts and circumstances including, but not limited to:

•	the risks, costs and benefits to us;

•	the impact on a director’s independence in the event that the related person is a director, immediate family member of a director or an entity with which a director is affiliated;

•	the availability of other sources for comparable services or products; and

•	the terms available to or from, as the case may be, unrelated third parties or to or from employees generally.

The policy requires that, in determining whether to approve, ratify or reject a related person transaction, our board of directors must consider, in light of known circumstances, whether the transaction is in, or is not inconsistent with, our best interests and those of our shareholders, as our board of directors, determines in the good faith exercise of its discretion.

All of the transactions described above were entered into prior to the adoption of the written policy, but all were approved by our board of directors to the extent required by, and in compliance with, French law.

C.       Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Information.

A.       Financial Statements and Other Financial Information

Financial Statements

Our financial statements are included at the end of this annual report, starting at page F-1.

Dividend Distribution Policy

We have never declared or paid any dividends on our ordinary shares. We do not anticipate paying cash dividends on our ordinary shares or ADSs in the foreseeable future and intend to retain all available funds and any future earnings for use in the operation and expansion of our business, given our state of development.

Subject to the requirements of French law and our bylaws, dividends may only be distributed from our distributable profits, plus any amounts held in our available reserves which are reserves other than legal and statutory and revaluation surplus. See “Item 10.B-Memorandum and Articles of Association” for further details on the limitations on our ability to declare and pay dividends. Dividend distributions, if any in the future, will be made in euros and converted into U.S. dollars with respect to the ADSs, as provided in the deposit agreement.

Legal Proceedings

From time to time, we may be involved in various claims and legal proceedings relating to claims arising out of our operations. We are not currently a party to any legal proceedings that, in the opinion of our management, are likely to have a material adverse effect on our business. Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

B.       Significant Changes

Not applicable

Item 9.	The Offer and Listing.

A.       Offer and Listing Details

Our ADS have been listed on the Nasdaq Global Select Market under the symbol “IVA” since July 10, 2020. Prior to that date, there was no public trading market for ADSs. Our ordinary shares have been trading on Euronext Paris under the symbol “IVA” since February 2017. Prior to that date, there was no public trading market for our ordinary shares.

B.       Plan of Distribution

Not applicable.

C.       Markets

Our ADS have been listed on the Nasdaq Global Select Market under the symbol “IVA” since July 10, 2020. Prior to that date, there was no public trading market for ADSs. Our ordinary shares have been trading on Euronext Paris under the symbol “IVA” since February 2017.

D.       Selling Shareholders

Not applicable.

E.       Dilution

Not applicable.

F.       Expenses of the Issue

Not applicable.

Item 10.	Additional Information.

A.       Share Capital

Not applicable.

B.       Memorandum and Articles of Association

The information set forth in the final prospectus dated July 13, 2020 as part of our Registration Statement on Form F-1 (File No. 333-239312), declared effective by the SEC on July 9, 2020, under the headings “Description of Share Capital-Key Provisions of Our Bylaws and French Law Affecting Our Ordinary Shares,” “Description of Share Capital-Differences in Corporate Law” and “Limitations Affecting Shareholders of a French Company” is incorporated herein by reference.

C.       Material Contracts

Research and Development Agreement with AbbVie.

In August 2012, we entered into a research services agreement with AbbVie, which we refer to as the AbbVie Agreement, which included a collaboration to identify orally-available inverse agonists of the nuclear receptor RORg for the treatment of moderate to severe psoriasis and other auto-immune diseases. AbbVie is currently investigating cedirogant, a clinical candidate developed through our collaboration, in a Phase I clinical trial. AbbVie is responsible, at its sole cost and discretion, for all further development and commercialization activities related to the RORg program.

Under the AbbVie Agreement, we received research funding, and we are eligible to receive development, regulatory and commercial milestone payments as well as royalty payments. As of December 31, 2020, we have received an aggregate of €16.4 million in research funding and €9.0 million in milestone payments. We may receive up to an aggregate of €35.0 million in future milestone payments related to the psoriasis program, €2.0 million in milestone payments for each subsequent drug approval application or extension in a new indication, and tiered royalties from the mid-single to low-double (below teens) digits. Royalties are subject to specified reductions in the event AbbVie is required to obtain licenses to avoid infringing a third party’s intellectual property, a generic competitor to the product is introduced, or the product is exploited in a country without certain intellectual property coverage. Royalties are payable, on a product-by- product and country-by-country basis, until the occurrence of certain specified patent expirations or loss of exclusivity. A separate, additional low-single digit royalty is payable after the expiration of the initial royalty term until other specified patent expirations occur.

AbbVie is the exclusive owner of all intellectual property rights resulting from the collaboration. We grant AbbVie a perpetual nonexclusive license to use our relevant intellectual property solely as necessary to exploit such products derived from the collaboration. We are obliged to assist AbbVie in the preparation, filing, or prosecution of patents covering the intellectual property developed from the agreement.

The research term of the AbbVie Agreement with respect to the RORg program was initially five years, and was extended in August 2017. We are no longer providing research services under the AbbVie Agreement with respect to the RORg program.

D.       Exchange Controls

Under current French foreign exchange control regulations there are no limitations on the amount of cash payments that we may remit to residents of foreign countries. Laws and regulations concerning foreign exchange controls do, however, require that all payments or transfers of funds made by a French resident to a non-resident such as dividend payments be handled by an accredited intermediary. All registered banks and substantially all credit institutions in France are accredited intermediaries.

E.       Taxation

Material U.S. Federal Income Tax Considerations for U.S. Holders

The following is a summary of certain material U.S. federal income tax considerations relating to the acquisition, ownership and disposition of ADSs by a U.S. holder (as defined below). This summary addresses only the U.S. federal income tax considerations for U.S. holders that hold such ADSs as capital assets within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended, or the Code. This summary does not address all U.S. federal income tax matters that may be relevant to a particular U.S. holder. This summary does not address tax considerations applicable to a holder of ADSs that may be subject to special tax rules including, without limitation, the following:

•	banks, financial institutions or insurance companies;

•	brokers, dealers or traders in securities, currencies, commodities, or notional principal contracts;

•	tax-exempt entities or organizations, including an “individual retirement account” or “Roth IRA” as defined in Section 408 or 408A of the Code, respectively;

•	real estate investment trusts, regulated investment companies or grantor trusts;

•	persons that hold the ADSs as part of a “hedging,” “integrated” or “conversion” transaction or as a position in a “straddle” for U.S. federal income tax purposes;

•	S corporations, partnerships (including entities or arrangements treated as partnerships for U.S. federal income tax purposes) or other pass-through entities, or persons that will hold the ADSs through such an entity;

•	certain former citizens or long term residents of the United States;

•	persons that are subject to Section 451(b) of the Code;

•	persons that received ADSs as compensation for the performance of services;

•	holders that own directly, indirectly, or through attribution 10% or more of our ADSs and shares by vote or value; and

•	holders that have a “functional currency” other than the U.S. dollar.

Further, this summary does not address the U.S. federal estate, gift, or alternative minimum tax considerations, or any U.S. state, local, or non-U.S. tax considerations of the acquisition, ownership and disposition of the ADSs.

This description is based on the Code, existing, proposed and temporary U.S. Treasury Regulations promulgated thereunder and administrative and judicial interpretations thereof, in each case as in effect and available on the date hereof. All the foregoing is subject to change, which change could apply retroactively, and to differing interpretations, all of which could affect the tax considerations described below. There can be no assurances that the U.S. Internal Revenue Service, or the IRS, will not take a position concerning the tax consequences of the acquisition, ownership and disposition of the ADSs or that such a position would not be sustained. Holders should consult their own tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of acquiring, owning, and disposing of the ADSs in their particular circumstances.

For the purposes of this summary, a “U.S. holder” is a beneficial owner of ADSs that is (or is treated as), for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation, or other entity that is treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust, if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of the substantial decisions of such trust or has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person.

If a partnership (or any other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds ADSs, the U.S. federal income tax consequences relating to an investment in the ADSs will depend in part upon the status of the partner and the activities of the partnership. Such a partner or partnership should consult its tax advisor regarding the U.S. federal income tax considerations of acquiring, owning and disposing of the ADSs in its particular circumstances.

Persons considering an investment in the ADSs should consult their own tax advisors as to the particular tax consequences applicable to them relating to the acquisition, ownership and disposition of the ADSs, including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. Generally, a holder of an ADS should be treated for U.S. federal income tax purposes as holding the ordinary shares represented by the ADS. Accordingly, no gain or loss will be recognized upon an exchange of ADSs for ordinary shares. The U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the beneficial ownership of the underlying security. Accordingly, the creditability of foreign taxes, if any, as described below, could be affected by actions taken by intermediaries in the chain of ownership between the holders of ADSs and our company if as a result of such actions the holders of ADSs are not properly treated as beneficial owners of the underlying ordinary shares.

Passive Foreign Investment Company Considerations. In general, a corporation organized outside the United States generally will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through rules with respect to the income and assets of its subsidiaries, either: (1) at least 75% of its gross income is “passive income” or (2) at least 50% of the average quarterly value of its total gross assets (which, assuming we are not a controlled foreign corporation for the year being tested, would be measured by fair market value of our assets, and for which purpose the total value of our assets may be determined in part by the market value of the ADSs and our ordinary shares, which are subject to change) is attributable to assets that produce “passive income” or are held for the production of “passive income.”

Passive income for this purpose generally includes dividends, interest, royalties, rents, gains from commodities and securities transactions, the excess of gains over losses from the disposition of assets which produce passive income, and includes amounts derived by reason of the temporary investment of funds raised in offerings of the ADSs. Assets that produce or are held for the production of passive income generally include cash, even if held as working capital or raised in a public offering, marketable securities, and other assets that may produce passive income. Generally, in determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. For purposes of the PFIC test, the market value of our assets may be determined in large part by reference to the market price of the ADSs and our ordinary shares, which is likely to continue to fluctuate. Whether we are a PFIC for any taxable year will depend on our assets and income in each year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC in any taxable year.

Based on our current estimates of the composition of our income and valuation of our assets for the year ending December 31, 2020, we believe that we were a PFIC for the year ending December 31, 2020. Our status as a PFIC is a fact-intensive determination made on an annual basis after the end of each taxable year. Accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status for any prior taxable year, and also expresses no opinion with regard to our expectations regarding our PFIC status in the future.

If we are a PFIC, and you are a U.S. holder, then unless you make one of the elections described below, a special tax regime will apply to both (a) any “excess distribution” by us to you (generally, your ratable portion of distributions in any year which is greater than 125% of the average annual distribution received by you in the shorter of the three preceding years or your holding period for the ADSs) and (b) any gain realized on the sale or other disposition of the ADSs. Under this regime, any excess distribution and realized gain will be treated as ordinary income and will be subject to tax as if (a) the excess distribution or gain had been realized ratably over your holding period, (b) the amount deemed realized in each year had been subject to tax in each year of that holding period at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before we became a PFIC, which would be subject to tax at the U.S. holder’s regular ordinary income rate for the current year and would not be subject to the interest charge discussed below), and (c) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years.

If we are a PFIC for any year during which a U.S. holder holds ADSs, we must generally continue to be treated as a PFIC by that holder for all succeeding years during which the U.S. holder holds the ADSs, unless we cease to meet the requirements for PFIC status and the U.S. holder makes a “deemed sale” election with respect to the common shares. If the election is made, the U.S. holder will be deemed to sell the ADSs it holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain recognized from such deemed sale would be taxed under the PFIC excess distribution regime. After the deemed sale election, the U.S. holder’s common shares would not be treated as shares of a PFIC unless we subsequently become a PFIC.

Certain elections may alleviate some of the adverse consequences of PFIC status and would result in an alternative treatment of the ADSs. A U.S. holder can make an election, if we provide the necessary information, to treat us as a “qualified electing fund” or QEF in the first taxable year in which we are treated as a PFIC with respect to the U.S. holder. Generally, a U.S. holder must make the QEF election by attaching a separate properly completed IRS Form 8621 to the U.S. holder’s timely filed U.S. federal income tax return for the first taxable year in which the U.S. holder held our ADSs that includes the close of our taxable year for which we met the PFIC gross income test or gross asset test. If we determine that we are a PFIC for any taxable year, we will use commercially reasonable efforts to, and currently expect to, provide the information necessary for U.S. holders to make a QEF election.

If a U.S. holder makes a QEF election with respect to a PFIC, the U.S. holder will be currently taxable on its pro rata share of the PFIC’s ordinary earnings and net capital gain (at ordinary income and capital gain rates, respectively) for each taxable year that the entity is classified as a PFIC. If a U.S. holder makes a QEF election with respect to us, any distributions paid by us out of our earnings and profits that were previously included in the U.S. holder’s income under the QEF election would not be taxable to the holder. A U.S. holder will increase its tax basis in its ADSs by an amount equal to any income included under the QEF election and will decrease its tax basis by any amount distributed on the ADSs that is not included in the holder’s income. If a U.S. holder has made a QEF election with respect to its ADSs, any gain or loss recognized by the U.S. holder on a sale or other disposition of such ADSs will constitute capital gain or loss. U.S. holders should consult their tax advisors regarding making QEF elections in their particular circumstances.

Alternatively, if a U.S. holder makes a mark-to-market election, the U.S. holder generally will recognize as ordinary income any excess of the fair market value of the ADSs at the end of each taxable year over its adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ADSs over its fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. holder makes the election, the U.S. holder’s tax basis in the ADSs will be adjusted to reflect these income or loss amounts. Any gain recognized on the sale or other disposition of ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election) and thereafter as capital loss. The mark-to-market election is available only if we are a PFIC and the ADSs are “regularly traded” on a “qualified exchange.” The ADSs will be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of the ADSs are traded on a qualified exchange on at least 15 days during each calendar quarter (subject to the rule that trades that have as one of their principal purposes the meeting of the trading requirement as disregarded). The Nasdaq Global Market is a qualified exchange for this purpose and, consequently, if the ADSs are regularly traded, the mark-to-market election will be available to a U.S. holder.

If we are determined to be a PFIC, the general tax treatment for U.S. holders described in this section would apply to indirect distributions and gains deemed to be realized by U.S. holders in respect of any of our future subsidiaries that also may be determined to be PFICs. Moreover, a mark-to-market election generally would not be available with respect to any such subsidiaries.

If we were a PFIC (or with respect to a particular U.S. holder were treated as a PFIC) for a taxable year in which we paid a dividend or for the prior taxable year, the favorable tax rate described in “— Distributions” below with respect to dividends paid to certain non-corporate U.S. holders would not apply.

If a U.S. holder owns ADSs during any taxable year in which we are a PFIC, the U.S. holder generally will be required to file an IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) with respect to the company, generally with the U.S. holder’s federal income tax return for that year. If our company were a PFIC for a given taxable year, then you should consult your tax advisor concerning your annual filing requirements.

The U.S. federal income tax rules relating to PFICs are complex. Prospective U.S. investors are urged to consult their own tax advisers with respect to the acquisition, ownership and disposition of the ADSs, the consequences to them of an investment in a PFIC, any elections available with respect to the ADSs and the IRS information reporting obligations with respect to the acquisition, ownership and disposition of the ADSs.

As indicated below, the remainder of this discussion is subject to U.S. federal income tax rules applicable to a “passive foreign investment company,” or a PFIC.

Distributions. Subject to the discussion under “Passive Foreign Investment Company Considerations,” above, the gross amount of any distribution (before reduction for any amounts withheld in respect of French withholding tax) actually or constructively received by a U.S. holder with respect to ADSs will be taxable to the U.S. holder as a dividend to the extent of the U.S. holder’s pro rata share of our current and accumulated earnings and profits as determined under U.S. federal income tax principles. Distributions in excess of earnings and profits will be non-taxable to the U.S. holder to the extent of, and will be applied against and reduce (but not below zero), the U.S. holder’s adjusted tax basis in the ADSs. Distributions in excess of earnings and profits and such adjusted tax basis will generally be taxable to the U.S. holder as described below under “Sale, exchange or other taxable disposition of the ADSs.” However, since we do not calculate our earnings and profits under U.S. federal income tax principles, it is expected that any distribution will be reported as a dividend, even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. Non-corporate U.S. holders may qualify for the preferential rates of taxation applicable to long-term capital gains (i.e., gains from the sale of capital assets held for more than one year) with respect to dividends on ADSs if we are a “qualified foreign corporation.” A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of these rules and which includes an exchange of information provision, or (b) with respect to any dividend it pays on ADSs which are readily tradable on an established securities market in the United States. The ADSs are listed on the Nasdaq Global Market, which is an established securities market in the United States, and we expect the ADSs to be readily tradable on the Nasdaq Global Market. There can be no assurance that the ADSs will be considered readily tradable on an established securities market in the United States in later years. Moreover, the Company, which is incorporated under the laws of France, believes that it qualifies as a resident of France for purposes of, and is eligible for the benefits of, the Convention between the Government of the United States of America and the Government of the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital, signed on August 31, 1994, as amended and currently in force, or the Treaty, although there can be no assurance in this regard. Further, the IRS has determined that the Treaty is satisfactory for purposes of the qualified dividend rules and that it includes an exchange-of-information program. Therefore, subject to the discussion under “Passive Foreign Investment Company Considerations,” above, if the Treaty is applicable, or if the ADSs are readily tradable on an established securities market in the United States, such dividends will generally be “qualified dividend income” in the hands of individual U.S. holders eligible for the preferential tax rates, provided that certain conditions are met, including conditions relating to holding period and the absence of certain risk reduction transactions. The dividends will not be eligible for the dividends-received deduction generally allowed to corporate U.S. holders.

A U.S. holder generally may claim the amount of any French withholding tax as either a deduction from gross income or a credit against its U.S. federal income tax liability. However, the foreign tax credit is subject to numerous complex limitations that must be determined and applied on an individual basis. Each U.S. holder should consult its own tax advisors regarding the foreign tax credit rules.

In general, the amount of a distribution paid to a U.S. holder in a foreign currency will be the dollar value of the foreign currency calculated by reference to the spot exchange rate on the day the U.S. holder receives the distribution, (actually or constructively), regardless of whether the foreign currency is converted into U.S. dollars at that time. Any foreign currency gain or loss a U.S. holder realizes on a subsequent conversion of foreign currency into U.S. dollars will be U.S. source ordinary income or loss. If dividends received in a foreign currency are converted into U.S. dollars on the day they are received, a U.S. holder should not be required to recognize foreign currency gain or loss in respect of the dividend.

Sale, Exchange or Other Taxable Disposition of the ADSs. A U.S. holder will generally recognize gain or loss for U.S. federal income tax purposes upon the sale, exchange or other taxable disposition of ADSs in an amount equal to the difference between the U.S. dollar value of the amount realized from such sale or exchange and the U.S. holder’s adjusted tax basis for those ADSs. Subject to the discussion under “Passive Foreign Investment Company Considerations” above, this gain or loss will generally be a capital gain or loss. A U.S. holder’s adjusted tax basis in the ADSs generally will be equal to the cost of such ADSs. Capital gain from the sale, exchange or other taxable disposition of ADSs of a non-corporate U.S. holder is generally eligible for a preferential rate of taxation applicable to capital gains, if the non-corporate U.S. holder’s holding period determined at the time of such sale, exchange or other taxable disposition for such ADSs exceeds one year (i.e., such gain is long-term taxable gain). The deductibility of capital losses for U.S. federal income tax purposes is subject to limitations under the Code. Any such gain or loss that a U.S. holder recognizes generally will be treated as U.S. source income or loss for foreign tax credit limitation purposes.

For a cash basis taxpayer, units of foreign currency paid or received are translated into U.S. dollars at the spot rate on the settlement date of the sale, exchange or other taxable disposition. In that case, no foreign currency exchange gain or loss will result from currency fluctuations between the trade date and the settlement date of such a purchase or sale. An accrual basis taxpayer, however, may elect the same treatment required of cash basis taxpayers with respect to sales, exchanges or other taxable dispositions of the ADSs that are traded on an established securities market, provided the election is applied consistently from year to year. Such election may not be changed without the consent of the IRS. For an accrual basis taxpayer who does not make such election, units of foreign currency paid or received are translated into U.S. dollars at the spot rate on the trade date of the sale, exchange or other taxable disposition. Such an accrual basis taxpayer may recognize exchange gain or loss based on currency fluctuations between the trade date and the settlement date. Any foreign currency gain or loss a U.S. Holder realizes will be U.S. source ordinary income or loss.

Medicare tax. Certain U.S. holders that are individuals, estates or trusts are subject to a 3.8% tax on all or a portion of their “net investment income,” which may include all or a portion of their dividend income and net gains from the disposition of ADSs. Each U.S. holder that is an individual, estate or trust is urged to consult its tax advisors regarding the applicability of the Medicare tax to its income and gains in respect of its investment in the ADSs.

Backup Withholding and Information Reporting. U.S. holders generally will be subject to information reporting requirements with respect to dividends on ADSs and on the proceeds from the sale, exchange or disposition of ADSs that are paid within the United States or through U.S.-related financial intermediaries, unless the U.S. holder is an “exempt recipient.” In addition, U.S. holders may be subject to backup withholding on such payments, unless the U.S. holder provides a taxpayer identification number and a duly executed IRS Form W-9 or otherwise establishes an exemption. Backup withholding is not an additional tax, and the amount of any backup withholding will be allowed as a credit against a U.S. holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

Foreign Asset Reporting. Certain U.S. holders who are individuals are required to report information relating to an interest in the ADSs, subject to certain exceptions (including an exception for shares held in accounts maintained by U.S. financial institutions) by filing IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their federal income tax return. U.S. holders are urged to consult their tax advisors regarding their information reporting obligations, if any, with respect to their ownership and disposition of the ADSs.

Material French Income Tax Considerations for U.S. Holders

The following describes the material French income tax considerations for U.S. holders of purchasing, owning and disposing of the ADSs.

This discussion does not purport to be a complete analysis or listing of all potential tax effects of the acquisition, ownership or disposition of the ADSs to any particular investor, and does not discuss tax considerations that arise from rules of general application or that are generally assumed to be known by investors. All of the following is subject to change. Such changes could apply retroactively and could affect the consequences described below.

France has recently introduced a comprehensive set of new tax rules applicable to French assets that are held by or in foreign trusts. These rules provide inter alia for the inclusion of trust assets in the settlor’s net assets for the purpose of applying the French real estate wealth tax, for the application of French gift and death duties to French assets held in trust, for a specific tax on capital on the French assets of foreign trusts not already subject to the French real estate wealth tax and for a number of French tax reporting and disclosure obligations. The following discussion does not address the French tax consequences applicable to securities (including ADSs) held in trusts. If ADSs are held in trust, the grantor, trustee and beneficiary are urged to consult their own tax advisor regarding the specific tax consequences of acquiring, owning and disposing of securities.

The description of the French income tax and wealth tax consequences set forth below is based on the Treaty, and the tax guidelines issued by the French tax authorities in force as of the date of this prospectus.

If a partnership (or any other entity treated as partnership for U.S. federal income tax purposes) holds ADSs, the tax treatment of the partnership and a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. Such partner or partnership is urged to consult its own tax adviser regarding the specific tax consequences of acquiring, owning and disposing of securities.

This discussion applies only to investors that hold ADSs as capital assets that have the U.S. dollar as their functional currency, that are entitled to Treaty benefits under the “Limitation on benefits” provision contained in the Treaty, and whose ownership of the ADSs is not effectively connected to a permanent establishment or a fixed base in France. Certain U.S. holders (including, but not limited to, U.S. expatriates, partnerships or other entities classified as partnerships for U.S. federal income tax purposes, banks, insurance companies, regulated investment companies, tax-exempt organizations, financial institutions, persons subject to the alternative minimum tax, persons who acquired the securities pursuant to the exercise of employee share options or otherwise as compensation, persons that own (directly, indirectly or by attribution) 5% or more of our voting stock or 5% or more of our outstanding share capital, dealers in securities or currencies, persons that elect to mark their securities to market for U.S. federal income tax purposes and persons holding securities as a position in a synthetic security, straddle or conversion transaction) may be subject to special rules not discussed below.

U.S. holders are urged to consult their own tax advisors regarding the tax consequences of the purchase, ownership and disposition of securities in light of their particular circumstances, especially with regard to the “Limitations on benefits” provision.

Tax on Sale or Other Disposition

As a matter of principle, under French tax law, a U.S. holder should not be subject to any French tax on any capital gain from the sale, exchange, repurchase or redemption by us of ordinary shares or ADSs, provided such U.S. holder is not a French tax resident for French tax purposes and has not held more than 25% of our dividend rights, known as “droits aux benefices sociaux”, at any time during the preceding five years, either directly or indirectly, and, as relates to individuals, alone or with relatives (as an exception, a U.S holder resident, established or incorporated in a non-cooperative State or territory as defined in Article 238-0 A of the French Code général des impôts (French Tax Code, or FTC) other than those States or territories mentioned in 2° of 2 bis of the same Article 238-0 A should be subject to a 75% withholding tax in France on any such capital gain, regardless of the fraction of the dividend rights it holds).

Under application of the Treaty, a U.S. holder who is a U.S. resident for purposes of the Treaty and entitled to Treaty benefit will not be subject to French tax on any such capital gain unless the ordinary shares or the ADSs form part of the business property of a permanent establishment or fixed base that the U.S. holder has in France. U.S. holders who own ordinary shares or ADSs through U.S. partnerships that are not resident for Treaty purposes are advised to consult their own tax advisors regarding their French tax treatment and their eligibility for Treaty benefits in light of their own particular circumstances. A U.S. holder that is not a U.S. resident for Treaty purposes or is not entitled to Treaty benefit (and in both cases is not resident, established or incorporated in a non-cooperative State or territory as defined in Article 238-0 A of the FTC other than those States or territories mentioned in 2° of 2 bis of the same Article 238-0 A) and has held more than 25% of our dividend rights, known as “droits aux benefices sociaux,” at any time during the preceding five years, either directly or indirectly, and, as relates to individuals, alone or with relatives will be subject to a levy in France at the rate of 12.8% if such U.S. holder is an individual or 28% for corporate bodies or other legal entities (as from January 1, 2020, to be progressively reduced to 25% by 2022). Special rules apply to U.S. holders who are residents of more than one country.

Pursuant to Article 235 ter ZD of the FTC, purchases of shares or ADSs of a French company listed on a regulated market of the European Union or on a foreign regulated market formally acknowledged by the French Financial Market Authority, or AMF, are subject to a 0.3% French tax on financial transactions provided that the issuer’s market capitalization exceeds one billion euros as of December 1 of the year preceding the taxation year. Nasdaq is not currently acknowledged by the French AMF but this may change in the future. A list of French relevant companies whose market capitalization exceeds 1 billion euros as of December 1 of the year preceding the taxation year is published annually by the French State. As at December 1, 2019, our market capitalization did not exceed one billion euros.

Purchases of our securities may be subject to such tax provided that our market capitalization exceeds one billion euros and that Nasdaq is acknowledged by the French AMF.

In the case where Article 235 ter ZD of the FTC is not applicable, transfers of shares issued by a listed French company are subject to uncapped registration duties at the rate of 0.1% if the transfer is evidenced by a written statement (acte) executed either in France or outside France. Although there is no case law or official guidelines published by the French tax authorities on this point, transfers of ADSs should remain outside of the scope of the aforementioned 0.1% registration duties.

Taxation of Dividends

Dividends paid by a French corporation to non-residents of France are generally subject to French withholding tax at a rate of 12.8% for individuals or 28% for corporate bodies or other legal entities (the 28% rate for legal entities will be progressively reduced to 25% by 2022). Dividends paid by a French corporation in a non-cooperative State or territory, as defined in Article 238-0 A of the FTC other than those States or territories mentioned in 2° of 2 bis of the same Article 238-0 A, may be subject to French withholding tax at a rate of 75%. However, eligible U.S. holders entitled to Treaty benefits under the “Limitation on benefits” provision contained in the Treaty who are U.S. residents, as defined pursuant to the provisions of the Treaty, will not be subject to this 28% or 75% withholding tax rate, but may be subject to the withholding tax at a reduced rate (as described below).

Under the Treaty, the rate of French withholding tax on dividends paid to an eligible U.S. holder who is a resident as defined pursuant to the provisions of the Treaty and whose ownership of the ordinary shares or ADSs is not effectively connected with a permanent establishment or fixed base that such U.S. holder has in France, is generally reduced to 15%, or to 5% if such U.S. holder is a corporation and owns directly or indirectly at least 10% of the share capital of the issuer; such U.S. holder may claim a refund from the French tax authorities of the amount withheld in excess of the Treaty rates of 15% or 5%, if any.

For U.S. holders that are not individuals but are U.S. residents, as defined pursuant to the provisions of the Treaty, the requirements for eligibility for Treaty benefits, including the reduced 5% or 15% withholding tax rates contained in the “Limitation on benefits” provision of the Treaty, are complex, and certain technical changes were made to these requirements by the protocol of January 13, 2009. U.S. holders are advised to consult their own tax advisors regarding their eligibility for Treaty benefits in light of their own particular circumstances. Dividends paid to an eligible U.S. holder may immediately be subject to the reduced rates of 5% or 15% provided that:

•	such holder establishes before the date of payment that it is a U.S. resident under the Treaty by completing and providing the depositary with a treaty form (Form 5000) in accordance with the French guidelines(BOI-INT-DG-20-20-20-20-20120912); or

•	the depositary or other financial institution managing the securities account in the U.S. of such holder provides the French paying agent with a document listing certain information about the U.S. holder and its ordinary shares or ADSs and a certificate whereby the financial institution managing the U.S. holder’s securities account in the United States takes full responsibility for the accuracy of the information provided in the document.

Otherwise, dividends paid to a U.S. holder that are corporate bodies or other legal entity will be subject to French withholding tax at the rate of 30%, or 75% for any U.S. holder if paid in a non-cooperative State or territory (as defined in Article 238-0 A of the FTC, other than those States or territories mentioned in 2° of 2 bis of the same Article 238-0 A), and then reduced at a later date to 5% or 15%, provided that such holder duly completes and provides the French tax authorities with the treaty forms Form 5000 and Form 5001 before December 31 of the second calendar year following the year during which the dividend is paid.

Estate and Gift Taxes

In general, a transfer of securities by gift or by reason of death of a U.S. holder that would otherwise be subject to French gift or inheritance tax, respectively, will not be subject to such French tax by reason of the Convention between the Government of the United States of America and the Government of the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Estates, Inheritances and Gifts, dated November 24, 1978 (as amended by the protocol of December 8, 2004), unless the donor or the transferor is domiciled in France at the time of making the gift or at the time of his or her death, or the securities were used in, or held for use in, the conduct of a business through a permanent establishment or a fixed base in France.

Real Estate Wealth Tax

On January 1, 2018, the French wealth tax (impôt de solidarité sur la fortune) was replaced with a French real estate wealth tax (impôt sur la fortune immobilière) which applies only to individuals owning French real estate assets or rights, directly or indirectly through one or more legal entities and whose net taxable assets amount to at least 1,300,000 euros.

French real estate wealth tax may only apply to U.S. holders to the extent the company holds real estate assets that are not allocated to its operational activity, for the fraction of the value of the financial rights representing such assets, and does not generally apply to securities held by an eligible U.S. holder who is a U.S. resident, as defined pursuant to the provisions of the Treaty, provided that such U.S. holder does not own directly or indirectly more than 25% of the issuer’s financial rights.

F.       Dividends and Paying Agents

Not applicable.

G.       Statement by Experts

Not applicable.

H.       Documents on Display

We are subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers and under those requirements will file reports with the SEC. Those reports may be inspected without charge at the locations described below. As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. Nevertheless, we will file with the SEC an Annual Report on Form 20-F containing financial statements that have been examined and reported on, with and opinion expressed by an independent registered public accounting firm.

We maintain a corporate website at www.inventivapharma.com. We intend to post our annual report on our website promptly following it being filed with the SEC. Information contained on, or that can be accessed through, our website does not constitute a part of this annual report. We have included our website address in this annual report solely as an inactive textual reference.

The Securities and Exchange Commission maintains a website (www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such as INVENTIVA S.A., that file electronically with the SEC.

With respect to references made in this annual report to any contract or other document of our company, such references are not necessarily complete and you should refer to the exhibits attached or incorporated by reference to this annual report for copies of the actual contract or document.

I.       Subsidiary Information

Not required.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk.

Foreign Currency Exchange Risk

We use the euro as our functional currency for our financial communications. However, a portion of our operating expenses is denominated in foreign currencies as a result of our studies and clinical trials performed in the United States, United Kingdom, Switzerland, Australia, Canada and Sweden. During 2020, these expenses in foreign currencies totaled approximately €2.5 million based on the exchange rates in effect at the date of each transaction, or approximately 7% of our operating expenses, compared to approximately €3.8 million, or 9%, during 2019. As a result, we are exposed to foreign exchange risk inherent in operating expenses incurred. Due to the relatively low level of these expenditures, the exposure to foreign exchange risk is unlikely to have a material adverse impact on our results of operations or financial position. In addition, we currently have revenues only in euros. As we advance our clinical development in the United States and potentially commercialize our product candidates in that market, we expect to face greater exposure to exchange rate risk and would then consider using exchange rate hedging techniques at that time.

Interest Rate Risk

We believe we have very low exposure to interest rate risk. Such exposure primarily involves our money market funds and time deposit accounts. Changes in interest rates have a direct impact on the rate of return on these investments and the cash flows generated. The repayment flows of the conditional advances from BPI France are not subject to interest rate risk.

Credit Risk

We believe that the credit risk related to our cash and cash equivalents is not significant in light of the quality of the financial institutions at which such funds are held.

Liquidity Risk

We do not believe that we are exposed to short-term liquidity risk, considering the cash and cash equivalents that we had available as of December 31, 2020, amounting to €105.7 million, which was primarily cash and short term bank deposits with maturities of three months or less, convertible at a known amount.

We believe our existing cash and cash equivalents, will enable us to fund our operating expenses and capital expenditure requirements through the fourth quarter of 2022.

Beyond this horizon, we may need to seek additional funds, through public or private equity or debt financings, government or other third-party funding, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements or a combination of these approaches. However, no assurance can be given at this time as to whether we will be able to achieve these financing objectives.

Inflation Risk

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.

Item 12.	Description of Securities Other than Equity Securities.

A.       Debt Securities

Not applicable.

B.       Warrants and Rights

Not applicable.

C.       Other Securities

Not applicable.

D.       American Depositary Shares

The Bank of New York Mellon, as depositary, registers and delivers American Depositary Shares, or ADSs. Each ADS represents one ordinary share (or a right to receive one ordinary share) deposited with BNP Paribas Securities Services, as custodian for the depositary in France. Each ADS will also represent any other securities, cash or other property that may be held by the depositary. The depositary’s office at which the ADSs are administered and its principal executive office are located at 240 Greenwich Street, New York, New York 10286.

A deposit agreement among us, the depositary and the ADS holders sets out the ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs. A copy of the deposit agreement is incorporated by reference as an exhibit to this annual report.

Fees and Charges

Pursuant to the terms of the deposit agreement, the holders of ADSs will be required to pay the following fees:

Persons depositing or withdrawing ordinary shares or ADSs must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	• Issue of ADSs, including issues resulting from a distribution of ordinary shares or rights
• Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates
$0.05 (or less) per ADS	• Any cash distribution to you
A fee equivalent to the fee that would be payable if securities distributed to you had been ordinary shares and the shares had been deposited for issue of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to you
$0.05 (or less) per ADS per calendar year	• Depositary services
Registration or transfer fees	• Transfer and registration of ordinary shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares
Expenses of the depositary	• Cable (including SWIFT) and facsimile transmissions as expressly provided in the deposit agreement
• Converting foreign currency to U.S. dollars
Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, share transfer taxes, stamp duty or withholding taxes	• As necessary
Any charges payable by the depositary, custodian or their agents in connection with the servicing of deposited securities	• As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing ordinary shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide for-fee services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse or share revenue from the fees collected from ADS holders, or waive fees and expenses for services provided, generally relating to costs and expenses arising out of establishment and maintenance of the ADS program. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency or other service providers that are affiliates of the depositary and that may earn or share fees, spreads or commissions.

The depositary may convert foreign currency itself or through any of its affiliates and, in those cases, acts as principal for its own account and not as an agent, fiduciary or broker on behalf of any other person and earns revenue, including, without limitation, fees and spreads that it will retain for its own account. The spread is the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives in an offsetting foreign currency trade. The depositary makes no representation that the exchange rate used or obtained in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or as to the method by which that rate will be determined, subject to its obligations under the deposit agreement.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs registered in your name to reflect the sale and pay you any net proceeds, or send you any property, remaining after it has paid the taxes. Your obligation to pay taxes and indemnify us and the depository against any tax claims will survive the transfer or surrender of your ADSs, the withdrawal of the deposited ordinary shares as well as the termination of the deposit agreement.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies.

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not applicable.

Item 15.	Disclosure Controls and Procedures.

A.       Disclosure Controls and Procedures

Our Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer), after evaluating the effectiveness of our “disclosure controls and procedures,” as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act as of December 31, 2020, have concluded that, as of such date, our disclosure controls and procedures were effective and ensured that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer), to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.

B.       Management’s Annual Report on Internal Control Over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

C.       Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

D.       Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during the year ended December 31, 2020 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert.

Our board of directors has determined that Chris Buyse as representative of Pienter-Jan BVBA is an “audit committee financial expert” as defined by SEC rules and regulations and has the requisite financial sophistication under the applicable rules and regulations of the Nasdaq Stock Market. Mr. Buyse is independent as such term is defined in Rule 10A-3 under the Exchange Act and under the listing standards of the Nasdaq Stock Market.

Item 16B.	Code of Business Conduct and Ethics.

We have adopted a Code of Business Conduct and Ethics, or the Code of Conduct, applicable to all of our employees, senior management and directors. The Code of Conduct is available on our website at www.inventivapharma.com.

Item 16C.	Principal Accountant Fees and Services.

KPMG S.A., or KPMG, has served as our independent registered public accounting firm for 2019 and 2020. Our accountants billed the following fees to us for professional services in each of those fiscal years:

	Year ended December 31,
(in thousands of euros)	2019	2020
Audit Fees	407	1,066
Audit-Related Fees	19	22
All Other Fees	—	—
Total	426	1,088

“Audit Fees” are the aggregate fees billed for the audit of our annual financial statements. This category also includes services that KPMG provides, such as consents and assistance with and review of documents filed with the SEC.

“Audit-Related Fees” are the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit and are not reported under Audit Fees.

“All Other Fees” are any additional amounts billed for products and services provided by KPMG.

There were no “All Other Fees” billed or paid during 2019 and 2020.

Audit and Non-Audit Services Pre-Approval Policy

The audit committee has responsibility for appointing, setting compensation of and overseeing the work of the independent registered public accounting firm. In recognition of this responsibility, the audit committee has adopted a policy governing the pre-approval of all audit and permitted non-audit services performed by our independent registered public accounting firm to ensure that the provision of such services does not impair the independent registered public accounting firm’s independence from us and our management. Unless a type of service to be provided by our independent registered public accounting firm has received general pre-approval from the audit committee, it requires specific pre-approval by the audit committee. The payment for any proposed services in excess of pre-approved cost levels requires specific pre-approval by the audit committee.

Pursuant to its pre-approval policy, the audit committee may delegate its authority to pre-approve services to the chairperson of the audit committee. The decisions of the chairperson to grant pre-approvals must be presented to the full audit committee at its next scheduled meeting. The audit committee may not delegate its responsibilities to pre-approve services to the management.

The audit committee has considered the non-audit services provided by KPMG as described above and believes that they are compatible with maintaining KPMG’s independence as our independent registered public accounting firm.

Item 16D.	Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not applicable.

Item 16F.	Change in Registrant’s Certifying Accountant.

Not applicable.

Item 16G.	Corporate Governance.

As a French société anonyme, we are subject to various corporate governance requirements under French law. In addition, as a foreign private issuer listed on the Nasdaq Global Select Market, we are subject to Nasdaq corporate governance listing standards. However, the corporate governance standards provide that foreign private issuers are permitted to follow home country corporate governance practices in lieu of Nasdaq rules, with certain exceptions. Currently, we rely on these exemptions for foreign private issuers and follow French corporate governance practices in lieu of the Nasdaq corporate governance rules, which would otherwise require that (1) a majority of our board of directors consist of independent directors; (2) we establish a nominating and corporate governance committee; and (3) our remuneration committee be composed entirely of independent directors.

The following is a summary of the significant ways in which our corporate governance practices differ from those followed by U.S. companies listed on Nasdaq:

•	Audit Committee. As a foreign private issuer, we are required to comply with Rule 10A-3 of the Exchange Act, relating to audit committee composition and responsibilities. Rule 10A-3 provides that the audit committee must have direct responsibility for the nomination, compensation and choice of our auditors, as well as control over the performance of their duties, management of complaints made, and selection of consultants. However, if the laws of a foreign private issuer’s home country require that any such matter be approved by the board of directors or the shareholders, the audit committee’s responsibilities or powers with respect to such matter may instead be advisory. Under French law, the audit committee may only have an advisory role and appointment of our statutory auditors, in particular, must be decided by the shareholders at our annual meeting.

•	Quorum Requirements. Nasdaq rules require that a listed company specify that the quorum for any meeting of the holders of common stock be at least 331/3% of the outstanding shares of the company’s voting stock. Consistent with French law, our bylaws provide that a quorum requires the presence of shareholders having at least (1) 20% of the shares entitled to vote in the case of an ordinary shareholders’ general meeting or at an extraordinary shareholders’ general meeting where shareholders are voting on a capital increase by capitalization of reserves, profits or share premium, or (2) 25% of the shares entitled to vote in the case of any other extraordinary shareholders’ general meeting. If a quorum is not present, the meeting is adjourned. There is no quorum requirement when an ordinary general meeting is reconvened, but the reconvened meeting may consider only questions which were on the agenda of the adjourned meeting. When an extraordinary general meeting is reconvened, the quorum required is 20% of the shares entitled to vote, except where the reconvened meeting is considering capital increases through capitalization of reserves, profits or share premium. For these matters, no quorum is required at the reconvened meeting. If a quorum is not present at a reconvened meeting requiring a quorum, then the meeting may be adjourned for a maximum of two months.

Item 16H.	Mine Safety Disclosure.

Not applicable.

PART III

Item 17.	Financial Statements.

See pages F-1 through F-63 of this annual report.

Item 18.	Financial Statements.

Not applicable.

Item 19.	Exhibits.

Incorporation by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date
1.2	Bylaws of the registrant (English translation).	F-1	333-239312	3.1	06/19/20

2.2	Deposit Agreement	F-6	333-239477	1	06/26/20

2.3	Form of American Depositary Receipt	F-6	333-239477	1	06/26/20

2.4*	Description of Securities

4.1†	Summary of BSA 2017, BSA 2018 and BSA 2019 Plans	F-1	333-239312	10.1	06/19/20

4.2†	Summary of BSPCE Plan	F-1	333-239312	10.2	06/19/20

4.3†	2018-2 and 2018-3 Free Share Plans (English Translation)	F-1	333-239312	10.3	06/19/20

8.1*	List of subsidiaries of the registrant

12.1*	Certification by the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith.

**	Furnished herewith.

†	Indicates a management contract or any compensatory plan, contract or arrangement.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

INVENTIVA S.A.

By:	/s/ Frédéric Cren
Frédéric Cren
Chief Executive Officer

Date: March 15, 2021

Inventiva S.A.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Inventiva S.A.

Opinion on the Financial Statements

We have audited the accompanying statements of financial position of Inventiva S.A. (the Company) as of December 31, 2020, 2019, and 2018, the related statements of income (loss), comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, 2019 and 2018, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Change in Accounting Principle

As discussed in Note 2.1 to the financial statements, the Company has changed its method of accounting for leases as of January 1, 2019 due to the adoption of IFRS 16 “Leases”.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2012.

Paris La Défense, France

March 2, 2021

/s/ KPMG S.A.

KPMG S.A.

Cédric Adens

Partner

STATEMENTS OF FINANCIAL POSITION

(IN THOUSANDS OF EUROS)

		As of December 31,
	Notes	2018	2019	2020
ASSETS
Non-current assets
Intangible assets	4	1,543	1,228	935
Property, plant and equipment	5	4,261	3,721	3,282
Other non-current assets	6	2,374	3,135	1,706
Total non-current assets		8,178	8,084	5,923
Current assets
Inventories	7	410	387	320
Trade receivables	8.1	6	4	48
Tax receivables	8.2	9,434	9,833	9,028
Other current assets	8.2	5,092	2,811	17,914
Cash and cash equivalents	9	56,692	35,840	105,687
Total current assets		71,634	48,875	132,997
TOTAL ASSETS		79,812	56,960	138,920
LIABILITIES AND SHAREHOLDERS’ EQUITY
Shareholders’ equity
Share capital	10.1	223	268	386
Premiums related to share capital		77,460	86,012	139,668
Reserves		16,927	(14,670)	4,777
Net loss for the period		(33,014)	(30,218)	(33,619)
Total Shareholders’ equity	10	61,596	41,392	111,211
Non-current liabilities
Long-term debt	11	74	2	10,037
Long-term provisions	12	358	574	2,377
Provisions for retirement benefit obligations	13	1,029	1,127	1,385
Long-term contract liabilities	15	1,673	—	—
Total non-current liabilities		3,134	1,703	13,800
Current liabilities
Short-term debt	11	151	113	18
Trade payables	14.1	8,372	7,491	6,923
Short-term provisions	12	1,140	1,264	130
Short-term contract liabilities	15	548	—	—
Other current liabilities	14.2	4,871	4,998	6,838
Total current liabilities		15,082	13,865	13,908
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		79,812	56,960	138,920

The accompanying notes form an integral part of these financial statements

STATEMENTS OF INCOME (LOSS)

(IN THOUSANDS OF EUROS, EXCEPT SHARE AND PER SHARE AMOUNTS)

		Year ended December 31,
	Notes	2018	2019	2020
Revenues and other income
Revenues	17	3,197	6,998	372
Other income	17	4,182	4,293	4,891
Total revenues and other income		7,379	11,291	5,263
Research and development expenses	18	(31,758)	(33,791)	(23,717)
Marketing — Business development expenses	18	(225)	(249)	(563)
General and administrative expenses	18	(6,045)	(6,088)	(8,499)
Other operating income (expenses)	19	(2,255)	(1,475)	(2,202)
Operating profit (loss)		(32,903)	(30,312)	(29,718)
Financial income		142	175	2,057
Financial expenses		(253)	(81)	(5,959)
Financial income (loss)	20	(111)	93	(3,902)
Income tax	21	—	—	—
Net loss for the period		(33,014)	(30,218)	(33,619)
Basic / diluted loss per share (euros/share)	24	(1.61)	(1.28)	(0.99)
Weighted average number of outstanding shares used for computing basic/diluted loss per share		20,540,979	23,519,897	33,874,751

The accompanying notes form an integral part of these financial statements

STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(IN THOUSANDS OF EUROS)

	Year ended December 31,
	2018	2019	2020
Net loss for the period	(33,014)	(30,218)	(33,619)
Actuarial gains (losses) on retirement benefit obligations (IAS 19)	31	(96)	(49)
Items that will not be reclassified subsequently to profit or loss	31	(96)	(49)
Other items in the total profit (loss) to be recycled subsequently to the net profit (loss)	—	—	—
Total comprehensive loss	(32,983)	(30,315)	(33,668)

The accompanying notes form an integral part of these financial statements

STATEMENTS OF CASH FLOWS

(IN THOUSANDS OF EUROS)

		Year ended December 31,
	Notes	2018	2019	2020
Cash flows provided by (used in) operating activities
Net loss for the period		(33,014)	(30,218	(33,619)
Elimination of other non-cash, non-operating income and expenses
Depreciation, amortization and provisions	4,5,12	1,295	1,579	1,888
Tax credits	8.2	(4,299)	(4,297)	(7,654)
Cost of net debt	11	5	(5)	118
Share-based compensation expense	18.1	833	1,407	938
Exchange gains / losses		—	—	3,039
Fair value variation through profit and loss		—	—	(1,791)
Other		—	—	41
Cash flows used in operations before tax, interest and changes in working capital		(35,180)	(31,534)	(37,041)
Decrease / (Increase) in operating and other receivables	8	(1,156)	1,780	(459)
Increase / (Decrease) in operating and other payables	14	2,884	(2,974)	1,271
Decrease in inventories	7	30	22	68
Tax credit received	1.2	-	3,897	8,424
Other		(785)	403	(2,853)
Tax, interest and changes in operating working capital		973	3,130	6,451
Net cash flows used in operating activities		(34,207)	(28,404)	(30,590)

Cash flows provided by (used in) investing activities
Purchases of property, plant and equipment and intangible assets	4, 5	(549)	(136)	(292)
Disposals of property, plant and equipment and intangible assets	4, 5	—	3	0
Decrease / (Increase) in short-term deposit accounts	8.2	—	—	(7,694)
Decrease / (Increase) in other non-current financial assets	6	129	(693)	(571)
Net cash flows used in investing activities		(420)	(826)	(8,557)
Cash flows provided by (used in) financing activities
Capital increase, net of transaction costs	10.1	32,526	8,654	101,782
Increase in debt		—	—	9,979
Repayment of debt	11	(259)	(146)	(61)
Repayment of lease debt	11	—	(130)	(26)
Net cash flows provided by financing activities		32,268	8,378	111,674
Net increase (decrease) in cash and cash equivalents		(2,358)	(20,852)	72,527
Net cash and cash equivalents at beginning of period		59,051	56,692	35,840
Exchange rate effect on cash in foreign currency		—	—	(2,681)
Net cash and cash equivalents at end of period	9	56,692	35,840	105,687

The accompanying notes form an integral part of these financial statements

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(in thousands of euros, except share amounts)

		Share capital
	Notes	Number of shares	Amount	Premiums related to share capital	Reserves	Net profit (loss)	Shareholders’ equity
At January 1, 2018		16,444,477	164	44,992	35,599	(19,463)	61,292
Net loss for the period		—	—	—	—	(33,014)	(33,014)
Other comprehensive income (loss)		—	—	—	31	—	31
Total comprehensive income (loss)		—	—	—	31	(33,014)	(32,983)
Appropriation of 2017 net loss		—	—	—	(19,463)	19,463	—
Issue of ordinary shares	10.1	5,572,500	56	35,441	—	—	35,497
Transaction costs	10.1	—	—	(3,079)	—	—	(3,079)
Exercise of BSAs/BSPCEs and vesting of AGAs	10.3, 10.4	240,300	2	106	(1)	—	108
Share-based compensation expense	10.3, 10.4	—	—	—	833	—	833
Treasury shares	10.2	—	—	—	(72)	—	(72)
At January 1, 2019		22,257,277	223	77,460	16,927	(33,014)	61,596
Net loss for the period		—	—	—	—	(30,218)	(30,218)
Other comprehensive income (loss)		—	—	—	(96)	—	(96)
Total comprehensive income (loss)		—	—	—	(96)	(30,218)	(30,315)
Appropriation of 2018 net loss		—	—	—	(33,014)	33,014	—
Issue of ordinary shares	10.1	4,473,935	45	8,858	—	—	8,903
Transaction costs	10.1	—	—	(324)	—	—	(324)
Exercise of BSPCEs and vesting of AGAs	10.3, 10.4	114,900	1	18	(1)	—	18
BSA share warrants subscription premium		—	—	—	57	—	57
Share-based compensation expense	10.3, 10.4	—	—	—	1,407	—	1,407
Treasury shares	10.2	—	—	—	50	—	50
At December 31, 2019		26,846,112	268	86,012	(14,670)	(30,218)	41,392
Net loss for the period		—	—	—	—	(33,619)	(33,619)
Other comprehensive income (loss)		—	—	—	(49)	—	(49)
Total comprehensive income (loss)		—	—	—	(49)	(33,619)	(33,668)
Appropriation of 2019 net loss		—	—	—	(30,218)	30,218	—
Issue of ordinary shares	10.1	11,256,599	113	108,986	—	—	109,099
Transaction costs	10.1	—	—	(7,397)	—	—	(7,397)
Exercise of BSAs and vesting of AGAs	10.3, 10.4	527,550	5	67	(5)	—	67
BSA share warrants subscription premium		—	—	—	13	—	13
Share-based compensation expense	10.3, 10.4	—	—	—	938	—	938
Appropriation of the issue premium	10.1	—	—	(48,000)	48,000	—	—
Treasury shares	10.2	—	—	—	768	—	768
At December 31, 2020		38,630,261	386	139,668	4,777	(33,619)	111,211

The accompanying notes form an integral part of these financial statements

NOTES TO THE FINANCIAL STATEMENTS

Note 1. Company Information

1.1.	Company information

Inventiva S.A. (“Inventiva” or the “Company”) is a clinical-stage biopharmaceutical company focused on the development of oral small molecule therapies for the treatment of non-alcoholic steatohepatitis, or NASH, mucopolysaccharidoses, or MPS, and other diseases with significant unmet medical need.

The Company is developing its most advanced product candidate, lanifibranor, for the treatment of patients with NASH, a disease for which there are currently no approved therapies. Inventiva conducted a Phase IIb clinical trial of lanifibranor in patients with NASH, for which it published positive results on June 15, 2020. On October 12, 2020, we announced that the U.S. Food and Drug Administration (FDA) granted Breakthrough Therapy designation to lanifibranor for the treatment of NASH. The Breakthrough Therapy designation by the FDA is intended to expedite the development and review of drug candidates for serious or life-threatening conditions. Following the positive feedback from the FDA received on November 10, 2020 to start the pivotal Phase III, the Company announced, on January 5, 2021, that it seeks to obtain accelerated approval in the U.S. and conditional approval in the European Union for lanifibranor based on a 72-week histology analysis and confirmed the planned initiation of its pivotal Phase III clinical study in the first half of 2021.

The Company is also developing a second clinical-stage asset, odiparcil, for the treatment of patients with subtypes of MPS. In December 2019, the Company announced positive results from a Phase IIa clinical trial of odiparcil for the treatment of adult patients with the MPS VI subtype. On October 19, 2020, the Company announced that the U.S. FDA has granted Fast Track designation to odiparcil for the treatment of MPS type VI (MPS VI). Based on positive feedback from the FDA to advance its lead drug candidate lanifibranor, the Company has decided to focus its clinical efforts on the development of lanifibranor in NASH and will suspend all MPS-related R&D activities. As a consequence, the Phase I/II SAFE-KIDDS clinical trial evaluating odiparcil in MPS VI children and the Phase IIa extension clinical trial with odiparcil in MPS VI patients who completed the prior iMProveS Phase IIa clinical trial will not be initiated in the first half of 2021 as initially planned. The Company will review all available options to optimize the development of its second clinical-stage asset odiparcil for the treatment of MPS VI.

Other pre-clinical programs are also in development, including for the treatment of certain autoimmune diseases in collaboration with AbbVie Inc. (AbbVie). AbbVie is currently evaluating ABBV-157, a drug candidate that Inventiva and AbbVie jointly discovered, in a Phase I clinical trial for the treatment of autoimmune diseases under the terms of a multi-year drug discovery partnership.

Inventiva’s ordinary shares have been listed on the Euronext Paris regulated market since February 2017 and Inventiva’s American Depositary Shares (ADSs), each representing one ordinary share, have been listed on the Nasdaq Global Market since July 2020.

1.2.	Significant events of 2020

Business

Positive results for clinical trial with Native

On June 15, 2020, the Company announced positive results for the Phase IIb clinical trial of lanifibranor.

FDA confirmed that a single Phase III clinical trial – planned for the first half of 2021 – may be adequate for submitting U.S. marketing authorization application

See note 1.1 Company information

Based on positive feedback from the FDA, the Company has decided to focus its clinical efforts on the development of lanifibranor in NASH

This strategic reorientation has no impact on the financial statements for the fiscal year ended December 31, 2020.

See note 1.1 Company information

Capital increases

Capital increase of €14.7 million reserved for a category of investors in February 2020

On February 7, 2020, Inventiva completed a capital increase with cancellation of shareholders’ preferential subscription rights subscribed by BVF Partners L.P., Novo A/S, New Enterprise Associates 17, L.P. and Sofinnova Partners, existing shareholders of the Company.

A total of 3,778,338 new shares were issued at a per share price of €3.97 (par value of €0.01 plus an issue premium of €3.96), resulting in net proceeds to the Company of €14.7 million.

The settlement-delivery of the new shares took place on February 7, 2020 in a total gross amount of €15.0 million. The new shares were admitted to trading on Euronext Paris on the same date.

USD 107.7 million initial public offering on the Nasdaq Global Market

On July 15, 2020, Inventiva closed its initial public offering (IPO) on the Nasdaq Global Market of a total of 7,478,261 ordinary new shares in the form of ADSs, at an offering price of USD 14.40 per share (the Offering).

The aggregate gross proceeds of the Offering, before deducting underwriting commissions and estimated expenses payable by the Company, were approximately USD 107.7 million (€94.1 million, based on exchange rate on July 15, 2020, date of receipt of funds). The net proceeds from the Offering will mostly be used to complete the preparatory stages and launch a Phase III clinical trial for lanifibranor in the treatment of NASH, and to continue with the development of odiparcil. The capital increase enables the Company to continue to finance its activities through the fourth quarter of 2022.

Following settlement-delivery on July 15, 2020, Inventiva’s share capital amounted to €383,930.11 divided into 38,393,011 shares. The ordinary shares are fungible with the existing shares of the Company and have been admitted to trading on the regulated market of Euronext Paris under the symbol “IVA”. The ADSs are listed on the Nasdaq Global Market under the symbol “IVA” and began trading on July 10, 2020.

Following the Offering on the Nasdaq Global Market, the Company entered into two new insurances for a total amount of 3.6 million:

-	"Public Offering of Securities Insurance" to cover the risks related to the Offering, amounting to €1.6 million

-	"Directors and Officers Liability Insurance", directors' and officers' liability insurance, to protect the economic damage of the two executive directors of the Company resulting from breaches of their obligations, amounting to €2.0 million

Both contracts cover the period of one year from the Offering.

As of December 31, 2020, the Company recorded prepaid expenses of €1.8 million (See note 8.2, “Other current assets and receivables”). Consequently, the impact on the statement of income (loss) in 2020 is an additional expense of €1.8 million, including €0.8 million related to the Offering, recorded under "Other operating income (expenses) (See note 19, “Other operating income (expenses)”.

Vesting of 517,550 bonus share awards (‘AGA’)

On January 26, 2020, the Chairman and Chief Executive Officer recorded a capital increase arising from the vesting of AGA 2018-2 bonus share awards in an amount of €633 through the issue of 63,300 new ordinary shares with a par value of €0.01 each.

On June 28, 2020, the Chairman and Chief Executive Officer placed on record a capital increase arising from the vesting of AGA 2019-2 bonus share awards in an amount of €2,270 through the issue of 227,000 new ordinary shares with a par value of €0.01 each.

On December 14, 2020, the Chairman and Chief Executive Officer placed on record a capital increase arising from the vesting of AGA 2018-3 bonus share awards in an amount of €2,272.5 through the issue of 227,250 new ordinary shares with a par value of €0.01 each.

Characteristics of the new plans, movements in granted AGA bonus share awards as well as the accounting impact of share-based payments are described in Note 10.4, “Bonus share award plans”.

New share warrant plans (“BSA”) in 2020

On March 9, 2020, the Company’s Board of Directors granted 46,000 share warrants, to Company consultants as follows:

•	10,000 share warrants (BSA 2019 bis) to Jérémy Goldberg, a member of JPG Healthcare LLC, a service provider to the Company;

•	36,000 share warrants (BSA 2019 ter) to David Nikodem, a member of Sapidus Consulting Group LLC, a service provider to the Company;

Characteristics of the new plans, movements in granted BSA share warrants as well as the accounting impact of share-based payments are described in Note 10.3, “Share warrants plans”.

Ongoing tax disputes

Tax audit on payroll tax

In 2019, our payroll taxes for the 2016, 2017 and 2018 taxable years were audited by the French tax authorities and the Company received a proposed tax adjustment of €1.7 million (including penalties and late payment interest) in December 2019. On June 16, 2020, the Company received a response from the French tax authorities, granting it a concession with respect to the disputed payroll taxes for fiscal year 2018, i.e. €0.5 million.

On October 30, 2020, the Company received the Notice of Recovery (AMR) related to the payroll taxes for the taxable year 2016 and 2017 requesting the payment of €1.2 million (mark-up and delays interests as of December 31, 2019 included). A contentious claim with a request for a suspension of payment was sent by Inventiva on December 8, 2020. The tax authorities responded favorably to the request subject to the constitution of a guarantee in the amount of €1.2 million.

A description of the audits performed and their impacts on the financial statements is provided in Note 12, “Provisions”.

Surety provided to the French tax authorities

On February 1, 2019, as part of its application for a suspension of payment on the CIR and payroll taxes, the Company offered the French tax authorities a surety in the form of a €3.4 million bank guarantee with Crédit Agricole bank.

Two pledges over cash, for a total amount of €1.7 million, were granted by the Company, including:

-	one pledge over cash of €0.7 million was granted by the Company on February 1, 2019, equivalent to 50% of the sum not covered by the indemnity to be received from the Abbott group under the Additional Agreement, and
-	in accordance with the initial undertaking, an additional pledge over cash of €1,0 million was granted by the Company on June 30, 2020, as the dispute to which the guarantee pertains remains unresolved.

Tax audit on research tax credit

Following the tax audit, for fiscal years 2013 to 2015, on August 1, 2017, the Company received a collection notice on August 17, 2018 for an amount of €1.9 million, including penalties and late payment interest.

Under the ongoing procedures, the Company initiated mediation on January 7, 2020 and received the mediator's response on January 28, 2021, who waived €0.3 million corresponding to the part of the dispute related to the subcontracting expenses in consideration of the recent changes in the jurisprudence and the last decision of the Council of State in July 2020 on the eligibility of subcontracting expenses in the evaluation of the research tax credit.

A description of the tax audits performed and their impacts on the financial statements are provided in Note 12, “Provisions”.

Bank financing and treasury

Research tax credit (credit d’impôt recherche, or “CIR”) received

The Company received the entire amount of the 2018 CIR, totaling €4.2 million, in January 2020.

The company received the full amount of its 2019 CIR, namely €4.3 million, following the acceptance by the French tax authorities of the full adjustment claimed by the Company.

As a consequence, in 2020, the company received a total of €8.4 million related to the 2018 and 2019 CIR.

Non-dilutive financing of €10 million guaranteed by the French State in the context of the Covid-19 pandemic

In May 2020, the Company obtained financing for a total amount of €10,0 million from a syndicate of French banks, in the form of three loans guaranteed by the French State. The Company has the option of extending maturity dates up to four additional years.

As of the date of these financial statements, the Company has notified the banks of its intention to extend the maturity until May 2022.

Their impacts on the financial statements are provided in Note 11, “Debt”.

Completion of foreign currency forward contracts for USD 60 million

In September 2020, the Company completed two future currency contracts for a total amount of USD 40 million to protect its activities against EUR-USD exchange rate fluctuations in accordance with its investment policy.

In October 2020, the Company completed a third currency contract for a total amount of USD 20 million for the same purpose. Those contracts mature in May 2021.

Reinvestment of short-term USD deposits for an amount of USD 9 million

In November 2020, the Company chose to replace the two short-term deposits of USD 9 million, ended at September and October. The two new short-term deposits will end at February 2021.

Their impacts on the financial statements are provided in Note 8.2, “Other Current Assets”.

1.3.	Significant events of 2018 and 2019

Capital increase

The capital increases occurred in 2018 and 2019 are detailed in the note 10.1., “Share capital”.

Revenue received in connection with the collaboration agreements with AbbVie and Boehringer Ingelheim

The main events related with the collaboration agreements and impacting the revenue in 2018 and 2019 are detailed in the note 17., “Revenue and other income”.

New share warrants plans (“BSA”) and new bonus share award plans (“AGA”) in 2018 and 2019

Characteristics of the new plans, movements in granted BSA share warrants as well as the accounting impact of share-based payments are described in notes 10.3, “Share warrants plans” and 10.4., “Bonus share award plans”.

Tax audit

A description of the tax audits performed and their impacts on the financial statements in 2018 and 2019 are provided in Note 12, “Provisions”.

1.4.	Impact of the Covid-19 pandemic

As of the date of issuance of these financial statements, the Covid-19 pandemic did not impact significantly the Company’s business activities, financial position and operating results.

Following the updated recommendations of domestic public health authorities and a continuous risk assessment of the Covid-19 pandemic situation, the Company has implemented a series of measures to address and minimize the impact of Covid-19 on its employees, customers and business and to protect their health and safety, while ensuring the ongoing development of its research programs, such as:

-	Work-from-home policies for all employees, whose are now able to come back in the Company’s offices through a phased, principles-based approach that involved adapting its premises, with a focus on ensuring employee safety and an optimal work environment.
-	Close work with its employees and subcontractors to manage its supply chain and mitigate potential disruptions to its product supplies as a result of Covid-19.

The Company has already experience and may continue to experience disruptions and delays in pre-clinical programs and clinical trials, without any impacts on the 2020 financial statements. For example:

-	clinical site initiation and patient recruitment may be delayed due to the prioritization of essential resources for hospitals in the fight against Covid-19; and,

-	due to Covid-19, the screening and recruitment of new patients has been suspended at the University of Florida where Professor Kenneth Cusi’s Phase II NAFLD study is currently ongoing, and therefore results from this trial could be delayed. Some patients may not be able to comply with clinical trial protocols if quarantines impede patient movement or interrupt healthcare services.

With respect to regulatory activities, the Company did not experience delays in the timing of the Company’s interactions with the regulatory authorities to date.

However, the global pandemic of Covid-19 continues to rapidly evolve and its ultimate impact remains highly uncertain and subject to change. The Company cannot predict the full extent of potential delays or potential impact on its business or clinical trials. Inventiva continues to monitor the Covid-19 situation closely as, if the pandemic persists for an extended period, the impacts on the Company’s operations could be material. for instance:

-	the essential distribution systems may be impacted and the Company may experience disruptions in the supply chain and its operations;
-	the Company may experience difficulties in recruiting and retaining patients and principal investigators and site staff due to fear of exposure to Covid-19, which could have a significant adverse impact on its clinical trials;
-	the Company may be impacted delays due to the absence of the regulatory authorities’ employees, an inability to conduct the necessary physical inspections for regulatory approval or the refocusing of regulatory efforts and attention on the approval of other therapeutic products and other activities to combat Covid-19.
-	At the present date, the major potential impacts on the lanifibranor development plans pertain to the pivotal Phase III in NASH. The Covid-19 crisis may:
•	Delay the start of the pivotal Phase III due to delays in the review of clinical trial submission dossiers by the Competent Authorities (including Ethics Committees) and in investigational site openings due to lack of availability of clinical staff.
•	Impede the conduct of the studies due to the lack of availability of clinical staff at investigational sites and, if lock-down resumes, patients can no longer access investigational centers or investigational centers cannot be not supplied with treatment units in due time. Overall, any delays in the pivotal Phase III will affect the registration of lanifibranor in NASH.

At the date of issuance of these financial statements, the Company was not aware of any specific events or circumstances that would require it to update its estimates, assumptions and judgments or to revise the carrying amounts of its assets and liabilities. Such estimates may be adjusted as new events occur and additional information is obtained. The adjustments will be recognized in the interim financial statements as soon as the Company becomes aware of the new events or the additional information. Actual results may differ from the estimates and any differences may be material for the financial statements.

Note 2. Statement of Compliance

These individual financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board (“IASB”).

They were approved by the Company’s Board of Directors on March 2, 2021.

Standards, amendments to existing standards and interpretations published by the IASB whose application has been mandatory since January 1, 2020

The application of standards, amendments to existing standards and interpretations published by the IASB whose application has been mandatory since January 1, 2020 had no significant impact on the Company’s financial statements as of December 31, 2020. They primarily concern:

-	Amendments to IAS 1 and IAS 8 related to definition of materiality
-	Amendments to IFRS 9, IAS 39 and IFRS 7 related to interest rate benchmark reform – Phase 1
-	Amendment to IFRS 3 related to business combinations and
-	Amendment to IFRS 16 on rent relief related to Covid-19

Standards, amendments to existing standards and interpretations published by the IASB whose application is not yet mandatory

No standards, amendments to existing standards or interpretations had been published but were not yet applicable as of December 31, 2020, that may have significant impact on the Company’s financial statements.

2.1.	Impact of the first time adoption of IFRS 16 since January 1, 2019

IFRS 16 — Leases has been mandatory since January 1, 2019. In accordance with the standard, the Company recognizes:

•	an asset, representing its right to use the leased asset during the lease term (right-of-use asset);

•	a liability, representing the value of the outstanding lease payments (lease liability).

For the first-time adoption of IFRS 16, the Company used the simplified retrospective method by applying the practical expedients provided in the standard. Consequently and in accordance with IFRS 16, comparative data have not been restated.

Following an analysis, the Company identified two types of leases that meet the IFRS 16 criteria and whose accounting treatment must be restated in accordance with the new standard: two vehicles and research equipment (10 fibroscan machines).

For each asset, the discount rate used to calculate the lease liability is determined based on the incremental borrowing rate at the date of signature of the lease. The incremental borrowing rate is the rate of interest that a lessee would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. The incremental borrowing rate applied to leases at January 1, 2019 is 1.57%.

The Company has not restated its other leases because they are covered by the exemptions permitted under the standard (short-time leases and low-value leases). They include:

•	leases that expire within 12 months of the date of first-time adoption (January 1, 2019);

•	12-month leases with automatic renewal, where it is not reasonably certain at the date of first-time application that the leases will be renewed; and

•	leases for which the underlying asset is less than €5,000.

Rental expenses for short-term and low-value leases continue to be recognized in operating expenses in the Company'sincome statement.

Impact on the Company's financial statements

The impact of the first-time adoption of IFRS 16 at January 1, 2019 included a €0.2 million increase in debt and a €0.3 million increase in net property, plant and equipment (including the reclassification of a prepaid expense in the amount of €0.1 million).

The carrying amount of net property, plant and equipment and of debt at December 31, 2019 increased by €49 thousand and €37 thousand respectively.

In 2019, the net impact on the Company's statement of income (loss) was €12 thousand.

Note 3. Accounting Principles

The principal accounting policies applied in the preparation of the financial statements are described below. Unless otherwise stated, the same policies have been consistently applied for all periods presented.

3.1.	Intangible assets

In accordance with IAS 38 — Intangible Assets, research costs are recognized in the statement of income (loss) in the period during which they are incurred.

An internally generated intangible asset arising from a research program is recognized if, and only if, the Company can demonstrate all of the following:

•	The technical feasibility necessary to complete the research program.

•	Its intention to complete the intangible asset and use or sell it.

•	Its ability to use or sell the intangible asset.

•	How the intangible asset will generate probable future economic benefits.

•	The availability of adequate technical, financial and other resources to complete the research program.

•	The ability to measure reliably the expenditure attributable to the intangible asset during its development.

Given the risks and uncertainties involved in regulatory approval and in the process of research and development, the Company considers that the six criteria set out in IAS 38 are met only upon obtaining market authorization for a product candidate. Consequently, all development costs are charged directly to expenses.

Intangible assets comprise:

•	The cost of acquiring software licenses, which are written down over a period of between one and five years based on their expected useful life.

•	The library of compounds acquired pursuant the APA together with additional chemical components, which are written down over a 13-year period corresponding to their estimated useful lives.

3.2.	Property, plant and equipment

Property, plant and equipment are stated at cost.

Depreciation and amortization are calculated based on the estimated useful life of assets using the straight-line method. A complete review of the useful lives of acquired non-current assets is performed on an annual basis. Any material adjustments are reflected prospectively in the depreciation schedule.

The principal useful lives applied are as follows:

•	Buildings: 20 to 25 years

•	Fixtures and fittings: 10 years

•	Technical facilities: 6 to 10 years

•	Equipment and tooling: 6 to 10 years

•	General facilities, miscellaneous fixtures and fittings: 10 years

•	Office equipment: 5 years

•	IT equipment: 5 years

•	Furniture: 10 years

3.3.	Lease contracts

Lease contracts are recognized in accordance with the standard IFRS 16 — Leases as follows :

•	an asset, representing its right to use the leased asset during the lease term (right-of-use asset);

•	a liability, representing the value of the outstanding lease payments (lease liability).

For each asset, the discount rate used to calculate the lease liability is determined based on the incremental borrowing rate at the date of signature of the lease. The incremental borrowing rate is the rate of interest that a lessee would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment.

Exemptions

The Company has not restated its other leases because they are covered by the exemptions permitted under the standard (short-time leases and low-value leases). They include:

•	leases that expire within 12 months of the date of first-time adoption (January 1, 2019);

•	12-month leases with automatic renewal, where it is not reasonably certain at the date of first-time application that the leases will be renewed; and

•	leases for which the underlying asset is less than €5,000.

Rental expenses for short-term and low-value leases continue to be recognized in operating expenses in the Company’s statement of income (loss).

3.4.	Other non-current assets

Other non-current assets include:

-	long-term deposit accounts that do not qualify as cash equivalents within the meaning of IAS 7 — Statement of Cash Flows and whose maturity is more than one year on the present closing date;
-	Security deposits
-	Accrued income with a maturity greater than one year on the present closing date

3.5.	Impairment of non-financial assets

IAS 36 — Impairment of Assets requires that depreciated and amortized assets be tested for impairment whenever specific events or circumstances indicate that their carrying amount may exceed their recoverable amount. The excess of the carrying amount of the asset over the recoverable amount is recognized as an impairment. The recoverable amount of an asset is the higher of its value in use and its fair value less costs to sell. Impaired non-financial assets are examined at each year-end or half-year closing date for a possible impairment reversal.

3.6.	Inventories

In accordance with IAS 2 — Inventories, inventories are measured at the lower of cost (determined using the weighted average cost method) and net realizable value. In case of impairment, any write-down is recognized as an expense in other operating income (loss).

3.7.	Trade receivables

Trade receivables are measured at nominal value, which generally equate with the fair value of the consideration to be received, net of impairment.

The Company recognizes loss allowances for expected credit losses (“ECL”), which, for trade receivables and contract assets, are measured at an amount equal to lifetime ECLs that result from all possible default events over their expected life. Loss allowances are deducted from the gross amounts of the assets.

3.8.	Other current assets

Currency term accounts are classified as other current assets, their main characteristics don’t meet the definition of “Cash equivalents” within the meaning of IAS 7.

3.9.	Derivatives

The Company uses derivative financial instruments to hedge its exposure to exchange rate risks (Currency forward sales). The Company has not opted for hedge accounting in accordance with IFRS 9.

Derivatives are measured at their fair value in the statement of financial position. The change in fair value of derivative instruments is accounted as an offsetting entry in the financial income (loss) in the statement of income (loss). The fair values of derivatives are estimated on the basis of commonly used valuation models considering data from active markets.

The net gains and losses of instruments at fair value through the statement of income (loss) correspond to the flows exchanged and the change in value of the instrument.

3.10.	Cash and cash equivalents

Cash and cash equivalents include cash on hand and demand deposits, as well as other short-term highly liquid investments with maturities of three months or less, convertible at a known amount, and subject to an insignificant risk of changes in value.

Monetary Undertakings for Collective Investments in Transferable Securities (UCITS) may be recognized as cash equivalents when they:

•	have an original maturity of three months or less;
F-16

•	are readily convertible to a known cash amount; and

•	are subject to an insignificant risk of decrease in value.

Bank overdrafts are recorded in liabilities in the statement of financial position under short-term debt.

3.11.	Share capital

Share capital

Ordinary shares are classified in shareholders’ equity.

Transaction costs

Costs directly attributable to the issue of ordinary shares or share options are recognized as a reduction in the share premium. Costs related to multiple operations (Initial public offering and capital increase) are distinctly recorded. Concerning the IPO, the part related to the new shares is recognized in deduction of the premiums related to share capital and the part related to existing shares in expenses as transaction costs.

3.12.	Share-based payments

At the Company’s inception, the Company put in place a compensation plan settled in equity instruments in the form of share warrants awarded to employees (Bons de souscription de parts de créateur d’entreprise, BSPCE or BSPCE share warrants) and to a non-employee (Bons de souscription d’actions, BSA or BSA share warrants), and bonus share award to employees (Attribution gratuite d’actions, AGA or AGA bonus share award).

In accordance with IFRS 2 — Share-based Payment, the cost of transactions settled in equity instruments is recognized in expenses, offset by increases in equity, in the period in which the benefit is granted to the employee or non-employee.

Before the admission of the Company on the Euronext listing, the value of the share warrants has been determined with the assistance of an independent expert using a combination of the following valuation methods:

•	The market approach which indicates the value of a business by comparing it to companies whose market price is available and/or recent market transactions involving comparable companies or assets.

•	The income approach which indicates the value of a business by discounting the expected future cash flows of the business to present value. This approach necessitates the use of the discounted cash flow method.

Since the Company is a listed company on Euronext, the value of the share warrants has been determined with the assistance of an independent expert using the Black & Scholes model based on the value of the underlying asset at grant date (stock price), the volatility observed in a sample of comparable listed companies and the economic life of the related share warrant. No new plan has been issued by the Company since its listing on the Nasdaq Global Market.

The measurement of the fair value of options incorporates the vesting conditions as described in Notes 1.2. “Significant events”, 10.3 “Share award plans” and 10.4 “Bonus share award plans”.

In 2020, two BSA share warrant plans were allocated to some service providers of the Company. Details of these plans are provided in Note 10, “Shareholders’ equity”.

3.13.	Loans and borrowings

Bank loans are initially recognized at fair value, i.e., the issue proceeds (fair value of the consideration received) net of transaction costs incurred. Borrowings are subsequently measured at amortized cost, calculated using the effective interest rate method. Any difference between initial fair value and repayment value is recognized in the statement of income (loss) over the life of the loan using the effective interest rate method.

The effective interest rate is the discount rate at which the present value of all future cash flows (including transaction costs) over the expected life of the loan, or where appropriate, over a shorter period of time, is equal to the loan’s initial carrying amount.

3.14.	Trade payables and other current liabilities

Trade payables and other current liabilities are initially recognized at fair value and subsequently measured at amortized cost, calculated using the effective interest rate method.

Given the due date, the amortized cost is equal to the initial fair value.

3.15.	Current and deferred tax

Tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the French tax authorities, using tax rates and tax laws enacted or substantively enacted at the end of the reporting period.

The income tax charge for the period comprises current tax due and the deferred tax charge. The tax expense is recognized in the statement of income (loss) unless it relates to items recorded in other comprehensive income and expense or directly in equity, in which case the tax is also recorded in other comprehensive income and expense or directly in equity.

Current taxes

The current tax expense is calculated based on taxable profit for the period, using tax rates enacted or substantively enacted at the statement of financial position date. Considering the level of tax loss of the Company, no current tax expense is recognized.

Deferred taxes

Deferred taxes are recognized when there are temporary differences between the carrying amount of assets and liabilities in the Company’s financial statements and the corresponding tax basis used to calculate taxable profit. Deferred taxes are not recognized if they arise from the initial recognition of an asset or liability in a transaction other than a business combination which, at the time of the transaction, does not affect either the accounting or the taxable profit (tax loss).

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates and tax laws enacted or substantively enacted by the end of the reporting period. Deferred tax assets and liabilities are not discounted.

Deferred tax assets and liabilities are offset when a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes concern the same entity and the same tax authority.

Deferred tax assets

Deferred tax assets are recognized for all deductible temporary differences, unused tax losses and unused tax credits to the extent that it is probable that the temporary difference will reverse in the foreseeable future and that taxable profit will be available against which the deductible temporary difference, unused tax losses or unused tax credits can be utilized.

The recoverable amount of deferred tax assets is reviewed at the end of each reporting period and their carrying amount is reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of the deferred tax assets to be utilized. Unrecognized deferred tax assets are reassessed at the end of each reporting period and are recognized when it becomes probable that future taxable profit will be available to offset the temporary differences.

Deferred tax liabilities

Deferred tax liabilities are recognized for all taxable temporary differences, except when the Company is able to control the timing of the reversal of the difference and it is probable that the reversal will not occur in the foreseeable future.

3.16.	Provisions for retirement benefit obligations

Retirement benefit obligations

The Company operates a defined benefit pension plan. Its obligations in respect of the plan are limited to the lump sum payments upon retirements, which are expensed in the period in which the employees provide the corresponding service.

The liability recorded in the statement of financial position in respect of defined benefit pension plans and other post-retirement benefits is the present value of the defined benefit obligation at the statement of financial position date. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting estimated future cash outflows, using the interest rate of high-quality corporate bonds of a currency and term consistent with the currency and term of the pension obligation concerned.

Actuarial gains and losses arise from the effect of changes in assumptions and experience adjustments (i.e., differences between the assumptions used and actual data). These actuarial gains and losses are recognized wholly and immediately in other comprehensive income and expense and are not subsequently reclassified to the statement of income (loss).

The net expense in respect of defined benefit obligations recognized in the statement of income (loss) for the period corresponds to:

•	The service cost for the period (acquisition of additional rights).

•	The interest cost.

•	The past service cost.

•	The impact of any plan settlements, amendments and curtailments

The effect of unwinding the obligation is recognized in net financial income and expenses.

Termination benefits

Termination benefits are payable when a company terminates an employee’s employment contract before the normal retirement age or when an employee accepts compensation as part of a voluntary redundancy. In the case of termination benefits, the event that gives rise to an obligation is the termination of employment. In the case of an offer made to encourage voluntary redundancy, termination benefits are measured based on the number of employees expected to accept the offer.

Profit-sharing and bonus plans

The Company recognizes a liability and an expense for profit-sharing and bonus plans based on a formula that takes into account the Company’s performance.

3.17.	Other provisions

In accordance with IAS 37 — Provisions, Contingent Liabilities and Contingent Assets, a provision should be recognized when: (i) an entity has a present legal or constructive obligation as a result of a past event; (ii) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and (iii) a reliable estimate can be made of the amount of the obligation. Provisions for restructuring include termination benefits. No provisions are recognized for future operating losses.

Where there are a number of similar obligations, the probability that an outflow will be required in settlement is determined by considering the class of obligations as a whole. Although the likelihood of outflow for any one item may be small, it may well be probable that some outflow of resources will be needed to settle the class of obligations as a whole. If that is the case, a provision is recognized.

The provision represents the best estimate of the amount required to settle the present obligation at the end of the reporting period. Where the effect of the time value of money is material, the amount of a provision corresponds to the present value of the expected costs that the Company considers necessary to settle the obligation. The pre-tax discount rate used reflects current market assessments of the time value of money and specific risks related to the liability. The effect of unwinding discounts on provisions due to the time value of money is recognized in net financial income and expenses.

3.18.	Revenue

Revenue is recognized in accordance with IFRS 15 — Revenue from Contracts with Customers, which is mandatorily applicable for reporting periods beginning on or after January 1, 2018.

Collaboration agreements

The contracts are analyzed as research and development services contracts. Any licenses that result from the collaborations are therefore not deemed to be separate performance obligations.

The performance obligations contained in the contracts are deemed to be satisfied as and when the Company expends efforts (e.g., incurs costs or spends time).

In return for the efforts expended, the Company receives fixed payments (such as lump-sum payments) and variable payments (such as milestone payments or royalties on sales of any future approved products).

Fixed payments for research and development expenditures, which primarily consist of rebilled payroll expenditure, are recognized over time based on the Company’s efforts or inputs to the satisfaction of a performance obligation (costs incurred or hours expended).

Milestone payments obtained following the achievement of specific milestones (e.g., scientific results or regulatory or commercial approvals) are deemed to be variable payments and are included in the contract price as soon as their receipt is highly probable, resulting in an upward revision of the contract price and a cumulative adjustment to income in the statement of income (loss).

Revenue from royalties corresponds to Inventiva’s contractual entitlement to receive a percentage of the future product sales achieved by its counterparties. Such royalties will be recognized if and when sales are made.

Rendering of services

The Company provides short term research services to various clients.

Such services are recognized to revenue over time based on time incurred.

3.19.	Other income

Research tax credit

The research tax credit (crédit d’impôt recherche, or “CIR”) granted by the French tax authorities to encourage technical and scientific research by French companies is recorded in the “Tax receivables” line of the statement of financial position. Companies demonstrating that they have expenses that meet the required criteria, including research expenses located in France or certain other European countries, receive a tax credit that can be used against the payment of the corporate tax due the fiscal year in which the expenses were incurred and during the next three fiscal years; provided, that companies may receive cash reimbursement for any excess portion.

Only those companies meeting the EU definition of a small or medium-sized entity (“SME”) are eligible for payment in cash of their CIR (to the extent not used to offset corporate taxes payable) in the year following the request for reimbursement. Inventiva meets the EU definition of an SME and therefore should continue to be eligible for prepayment.

Inventiva has been eligible for CIR since inception. The CIR is recognized in “Other income” during the reporting period in which the eligible expenditure is incurred and recorded in the “Tax receivables” line in the statement of financial position.

Subsidies

The Company receives subsidies from several public bodies. The subsidies are related to net income and granted to compensate for incurred expenses. They are therefore recognized in net income as other income for the period in which it becomes reasonably certain that they will be received.

3.20.	Net financial income

Financial income

Financial income includes:

-	The “Income from cash and cash equivalents”, which includes income from short-term investments remeasured at fair value at the end of each reporting period.
-	Fair value variation gains / losses on cash equivalents which are revalued at each closing.
-	Foreign exchange gains.
-	Gains from unwinding discounting.
-	Other financial income.

Financial expenses

Financial expenses primarily include:

-	Interest cost.
-	Fair value variation gains / losses on cash equivalents which are revalued at each closing.
-	Foreign exchange losses.
-	Losses from unwinding discounting.
-	Other financial expenses.

3.21.	Other operating income and expenses

Other operating income and expenses are disclosed separately on the face of the statement of income (loss). This line item is set aside for unusual events that may arise during the period whose presentation within other items (relating to ordinary activities) could be misleading for users of the financial statements in their understanding of the Company’s performance. This item therefore includes income and expenses that are rare that represent material amounts and that the Company discloses separately on the face of the statement of income (loss) to facilitate understanding of operating performance (see Note 18, “Other operating income (expenses)”).

Disposals of non-current assets

Income from the disposal of non-current assets during the period is recognized in “Other operating income (expenses)”.

3.22.	Fair value measurement

In the table below, financial instruments are measured at fair value according to a hierarchy comprising three levels of valuation inputs:

•	Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

•	Level 2: Inputs other than quoted market prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

•	Level 3: Unobservable inputs for the asset or liability.

The table below presents the financial assets and liabilities of the Company measured at fair value at December 31, 2020:

At December 31, 2020 (in thousands of euros)	Level 1	Level 2	Level 3
Assets
Financial assets at fair value through profit or loss
Foreign currency forwards (1)	—	1,791	—
Total assets	—	1,791	—
Foreign currency forwards	—	—	—
Total liabilities	—	—	—

(1)	The valuation of the instrument is estimated based on observable market parameters. The instrument is not directly listed on a market.

As of December 31, 2018 and 2019, no financial asset or liability was measured at fair value.

3.23.	Foreign currency transactions

Functional and presentation currency

The Company’s financial statements are presented in euros, which is also the Company’s functional currency. All amounts presented in these notes to the financial statements are denominated in euros unless otherwise stated.

Translation of foreign currency transactions

As of December 31, 2020, foreign currency transactions include bank accounts and term deposits in U.S. dollars implemented after the IPO on the Nasdaq Global Market in July 2020. Certain purchasing transactions are carried out in foreign currencies for our studies and clinical trials conducted in the United States, the United Kingdom, Switzerland, Australia, Canada and Sweden. In 2020, these foreign currency expenses amounted to approximately €2.5 million, or approximately 7% of our operating expenses.

These transactions are translated into euros at the rate prevailing at the date of each transaction. Purchasing transactions in foreign currencies are presented in operating income as they relate to the Company's ordinary activities. Foreign exchange gains and losses relating to short-term investments and bank accounts in U.S. dollars are presented in financial income (loss).

3.24.	Segment information

The assessment of the entity’s performance and the decisions about resources to be allocated are made by the chief operating decision maker, based on the management reporting system of the entity.

Only one operating segment arises from the management reporting system: service delivery and clinical stage research, notably into potential therapies in the areas of fibrosis, lysosomal storage disorders and oncology. Thus, the entity’s performance is assessed at the Company level.

All the Company’s operations, assets, liabilities and losses are located in France.

3.25.	Use of estimates and judgment

The preparation of financial statements in accordance with IFRS requires:

•	Management to make judgments when selecting appropriate assumptions for accounting estimates, which consequently involve a certain degree of uncertainty.

•	Management to make estimates and apply assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, as well as information presented for the period.

The estimates and judgments, which are updated on an ongoing basis, are based on past experience and other factors, in particular assumptions of future events, deemed reasonable in light of circumstances.

The Company makes estimates and assumptions concerning the future. The resulting accounting estimates, by definition, often differ from actual reported values. Estimates and assumptions that could lead to a significant risk of a material adjustment in the carrying amount of assets and liabilities in the subsequent period are analyzed below.

Revenue

•	Allocation of transaction price to performance obligations — A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. To determine the proper revenue recognition method, the Company evaluates whether the contract should be accounted for as more than one performance obligation. This evaluation requires significant judgment; some of the Company’s contracts have a single performance obligation as the promise to transfer the individual goods or services is not separately identifiable from other promises in the contracts and, therefore, not distinct. For contracts with multiple performance obligations, the Company allocates the contract’s transaction price to each performance obligation using our best estimate of the standalone selling price of each distinct good or service in the contract.

•	Variable consideration — Due to the nature of the work required to be performed on many of the Company’s performance obligations, the estimation of total revenue and cost at completion is complex, subject to many variables and requires significant judgment. It is common for the collaboration agreements to contain variable consideration that can increase the transaction price. Variability in the transaction price arises primarily due to milestone payments obtained following the achievement of specific milestones (e.g., scientific results or regulatory or commercial approvals). The Company includes the related amounts in the transaction price as soon as their receipt is highly probable. The effect of the increase of the transaction price due to milestones payments is recognized as an adjustment to revenue on a cumulative catch-up basis.

•	Revenue recognized over time and input method — The Company’s performance obligations are satisfied over time as work progresses or at a point in time. For the collaboration agreements, because services are rendered over time, revenue is recognized based on the extent of progress towards completion of the performance obligation, using an input measure of progress as it best depicts the transfer of control to the customers. Under the Company’s input measure of progress, the extent of progress towards completion is measured based on the ratio of days expended to date to the total estimated days at completion of the performance obligation.

Provision for tax audit

The Company calculated the provision for the tax audits to which the Company has been subject based on an estimate of the related risk. The provision represents the best estimate of the amount required to settle any amounts owed to the French tax authorities at the end of the reporting period (see Note 12, “Provisions”).

CIR

The amount of the CIR is determined based on the Company’s internal and external expenditure in the reporting period. Only eligible research costs may be included when calculating the CIR.

Valuation of share warrants and bonus share award

Fair value measurements of share warrants and bonus share award granted to employees are based on actuarial models which require the Company to factor certain assumptions into its calculations (see Notes 10.3, “Share warrants plans” and 10.4, “Bonus share award plans”).

Measurement of retirement benefit obligations

The Company operates a defined benefit pension plan. Its defined benefit plan obligations are measured in accordance with actuarial calculations based on assumptions such as discount rates, the rate of future salary increases, employee turnover, mortality tables and expected increases in medical costs. The assumptions used are generally reviewed and updated annually. The main assumptions used and the methods chosen to determine them are set out in Notes 3.16, “Provisions for retirement benefit obligations” and 13, “Provisions for retirement benefit obligations”. The Company considers that the actuarial assumptions used are appropriate and justified in light of current circumstances. Nevertheless, retirement benefit obligations are likely to change in the event that actuarial assumptions are revised.

Derivatives

The Company uses derivative financial instruments to hedge its exposure to exchange rate risks (Currency forward sales). The Company has not opted for hedge accounting in accordance with IFRS 9.

Derivatives are measured at their fair value in the statement of financial position. The fair values of derivatives are estimated on the basis of commonly used valuation models considering data from active markets.

Note 4. Intangible Assets

(in thousands of euros)	January 1, 2018	Increases	Decreases	December 31, 2018
Library of compounds	2,142	—	—	2,142
Software	1,398	106	—	1,504
Intangible assets, gross	3,540	106	—	3,646
Amortization of library of compounds	(828)	(165)	—	(993)
Amortization of software	(906)	(204)	—	(1,110)
Amortization	(1,733)	(369)	—	(2,103)
Intangible assets, net	1,806	(264)	—	1,543

(in thousands of euros)	January 1, 2019	Increases	Decreases	December 31, 2019
Library of compounds	2,142	—	—	2,142
Software	1,504	29	—	1,533
Intangible assets, gross	3,646	29	—	3 674
Amortization of library of compounds	(993)	(165)	—	(1,157)
Amortization of software	(1,110)	(179)	—	(1,289)
Amortization	(2,103)	(343)	—	(2,446)
Intangible assets, net	1,543	(314)	—	1,228

(in thousands of euros)	January 1, 2020	Increases	Decreases	December 31, 2020
Library of compounds	2,142	—	—	2,142
Software	1,533	0	—	1,533
Intangible assets, gross	3,674	0	—	3,674
Amortization of library of compounds	(1,157)	(165)	—	(1,322)
Amortization of software	(1,289)	(129)	—	(1,417)
Amortization	(2,446)	(293)	—	(2,739)
Intangible assets, net	1,228	(293)	—	935

Changes during the periods mainly correspond to amortization charges of €0.3 million by year.

In the absence of any indication of a loss of value, no impairment tests have been performed on amortizable intangible assets in the years ended December 31, 2018, 2019 and 2020.

Note 5. Property, Plant and Equipment

(in thousands of euros)	January 1, 2018	Increases	Decreases	Reclassifications	December 31, 2018
Land	172	—	—	—	172
Buildings	3,407	—	—	—	3,407
Technical facilities, equipment and tooling	4,267	334	—	75	4,677
Other property, plant and equipment	1,023	58	—	—	1,081
Property, plant and equipment in progress	67	51	—	(75)	43
Property, plant and equipment, gross	8,937	443	—	—	9,380
Depreciation of buildings	(1,144)	(202)	—	—	(1,346)
Depreciation of technical facilities, equipment and tooling	(2,608)	(391)	—	—	(2,999)
Depreciation of other property, plant and equipment	(668)	(105)	—	—	(774)
Depreciation	(4,421)	(698)	—	—	(5,119)
Property, plant and equipment, net	4,516	(255)	—	—	4,261

(in thousands of euros)	January 1, 2019	Increases	Decreases	Reclassifications	December 31, 2019
Land	172	—	—	—	172
Buildings	3,407	—	—	—	3,407
Technical facilities, equipment and tooling	4,677	74	(2)	—	4,748
Other property, plant and equipment	1,081	33	—	43	1,157
Property, plant and equipment in progress	43	—	—	(43)	—
Right of use(1)	252	—	—	—	252
Property, plant and equipment, gross	9,632	107	(2)	—	9,736
Depreciation of buildings	(1,346)	(196)	—	—	(1,542)
Depreciation of technical facilities, equipment and tooling	(2,999)	(398)	1	—	(3,396)
Depreciation of other property, plant and equipment	(774)	(100)	—	—	(874)
Depreciation of right of use(1)	—	(203)	—	—	(203)
Depreciation	(5,119)	(897)	1	—	(6,015)
Property, plant and equipment, net	4,513	(790)	(2)	—	3,721

(1) At January 1, 2019, in application of IFRS 16 — Leases, an asset representing the right to use the leased assets (see Note 2.1, "Impact of the first-time application of IFRS 16").

Changes during the period 2020 mainly correspond to depreciation charges of €0.9 million.

(in thousands of euros)	January 1, 2020	Increases	Decreases	Others(1)	December 31, 2020
Land	172	—	—	—	172
Buildings	3,407	—	—	—	3,407
Technical facilities, equipment and tooling	4,748	108	0	—	4,856
Other property, plant and equipment	1,157	46	0	—	1,203
Property, plant and equipment in progress	—	137	—	—	137
Right of use(1)	252	—	—	(218)	34
Property, plant and equipment, gross	9,736	292	0	(218)	9,810
Depreciation and impairment of buildings	(1,542)	(196)	—	—	(1,737)
Depreciation and impairment of technical facilities, equipment and tooling	(3,396)	(386)	—	—	(3,782)
Depreciation and impairment of other property, plant and equipment	(874)	(102)	—	—	(976)
Depreciation and impairment of right of use	(203)	(32)	—	202	(33)
Depreciation and impairment	(6,015)	(716)	—	202	(6,528)
Property, plant and equipment, net	3,721	(424)	0	(16)	3,282

(1)	Others during the period corresponding to the retirement of the net value of the right of use related to the fibroscan lease contract following its early termination.

Changes during the period 2020 mainly correspond to depreciation charges of €0.7 million.

In the absence of any indication of a loss of value, no impairment tests have been performed on amortizable tangible assets and right of use in the years ended December 31, 2018, 2019 and 2020.

Note 6. Other Non-Current Assets

	As of December 31,
(in thousands of euros)	2018	2019	2020
Accrued income	1,932	2,000	—
Long-term deposit accounts	108	792	1,698
Security deposits	—	8	8
Tax loss carry back	333	333	—
Other non-current assets	2,374	3,135	1,706

As of December 31, 2019, non-current accrued income corresponded entirely to an income receivable from the group Abbott following the tax audit of fiscal years 2013, 2014, 2015, the conclusions of which were received during fiscal year 2018. On February 10, 2021, the Company has requested the payment from Abbott of the €2.0 million corresponding to the maximum amount covered by the indemnity under the Additional Agreement (see notes 8.2, “Other current assets” and 12, “Provisions”), which is expected to be received in the first semester 2021. As a result, this non-current receivable is reclassified to other current assets as at December 31, 2020.

Long-term deposit accounts correspond to:

-	a total amount of €1.7 million of two pledges over cash granted in connection with the surety provided by the Company to the French tax authorities in the form of a €3.4 million bank guarantee with Crédit Agricole (see Note 12, “Provisions”). They break down as follows:
F-26

o	a pledge over cash granted by the Company on February 1, 2019, equal to 50% of the sum not covered by the indemnity to be received from the Abbott group under the Additional Agreement, amounting to €0.7 million, and
o	in accordance with the initial agreement, an additional pledge over cash granted by the Company on June 30, 2020, as the dispute to which the guarantee pertains remains unresolved, amounting to €1.0 million.
-	the pledge of a gradual rate deposit account with a balance of €101 thousand as collateral for the €254 thousand loan from Société Générale agreed in July 2015, which is released in 2020.

The tax loss carry back corresponds to the tax credit resulting from the tax loss carry back recognized by the Company at December 31, 2017 and recoverable after five years if not used by the Company to pay income tax within that period. As of December 31, 2020, this tax loss carry back receivable is entirely impaired following the reception, on December 15, 2020, of a tax reassessment from tax authorities which rejects the entire deficit carry-back recognized by the Company in 2017 (see Notes 19, “Other Operating Income (expenses)” and 26. “Events After the Reporting Date”).

Note 7. Inventories

	As of December 31,
(in thousands of euros)	2018	2019	2020
Laboratory inventories	443	420	353
Inventories write-down	(33)	(33)	(33)
Total inventories	410	387	320

The write-down presented for the year ended December 31, 2020 is unchanged.

Note 8. Trade Receivables and Other Current Assets and Receivables

8.1.	Trade receivables

Trade receivables break down as follows:

	As of December 31,
(in thousands of euros)	2018	2019	2020
3 months or less	6	4	48
Between 3 and 6 months	—	—	—
Between 6 and 12 months	—	—	—
More than 12 months	—	—	—
Trade receivables	6	4	48

The average payment period is 30 days.

8.2.	Other current assets and receivables

	As of December 31,
(in thousands of euros)	2018	2019	2020
CIR	9,158	9,818	9,012
CICE tax credit	264	—	—
Other	12	16	16
Tax receivables	9,434	9,833	9,028
Prepaid expenses	1,184	495	3,313
Short-term deposit accounts	—	—	7,336
Current accrued income	—	—	2,000
Foreign currency forwards	—	—	1,791
Liquidity agreement - Cash account (1)	31	261	1,029
VAT receivable	3,033	1,416	1,625
Other receivables	843	639	821
Other current assets	5,092	2,811	17,914
Other current assets and receivables	14,526	12,644	26,942

(1)	see note 10.2 Liquidity agreement

Year ended 31 December 2020

As of December 31, 2020, tax receivables mainly correspond to research tax credits receivable for 2020 in an amount of €4.8 million, as well as corrective claims for additional reimbursements of CIR with regard to the years from 2017 to 2019 for a total amount of €2.9 million recorded in 2020, requested following the decision of the Council of State in July 2020 on the eligibility of subcontracting expenses.

Short-term deposit accounts of €7.3 million correspond to short-term deposit accounts in U.S. dollars contracted with Société Générale and Crédit Agricole for the amounts of €3.3 million ($4.0 million) and €4.1 million ($5.0 million) respectively.

Current accrued income corresponded entirely to an income receivable from the group Abbott following the tax audit of fiscal years 2013, 2014, 2015, the conclusions of which were received during fiscal year 2018. On February 10, 2021, the Company has requested the payment from Abbott of the €2.0 million corresponding to the maximum amount covered by the indemnity under the Additional Agreement (see notes 6, “Other current assets” and 12, “Provisions”), which is expected to be received in the first semester 2021. As a result, this non-current receivable recorded in December 31, 2019 is reclassified to other current assets as at December 31, 2020.

Foreign currency forwards correspond to the change in fair value of the three contracts that have been subscribed by the Company with Société Générale and Crédit Agricole to protect the value of investments in dollars against fluctuations in the exchange rate between the euro and the dollar up to $60 million (refer to notes 1.2, “Significant events of 2020” and 22. “Commitments”).

The prepaid expenses correspond mainly to deferral of insurance costs in connection with the initial public offering on the Nasdaq Global Market for an amount of €1.8 million (see note 1.2, “Significant events of 2020”) and, to a lesser extent, to IT maintenance and research and development equipment costs, patent maintenance fees and insurance contributions in respect of the first quarter of 2021.

Year ended 31 December 2019 and 2018

As of December 31, 2019, tax receivables in a total amount of €9,833 thousand correspond mainly to CIR receivables, comprised of the €4,293 thousand receivable for the current year and receivables from previous years not yet received, including €4,171 thousand for 2018 (which is received in 2020), €880 thousand for 2017 and €478 thousand in corrective claims. The CIR receivable relating to 2017 initially amounted to €4,513 thousand (corrective claim included), of which €3,633 thousand (81%) was received in September 2019; the Company is currently disputing the residual amount of €880 thousand withheld by the tax authorities (see. Note 12., “Provisions”).

The majority of prepaid expenses amounting to €495 thousand at December 31, 2019 correspond to IT maintenance costs, patent maintenance fees and insurance contributions paid in respect of first quarter 2020. At December 31, 2018, prepaid expenses also included rents relating to fibroscans and certain ad hoc scientific work billed in advance.

Note 9. Cash and Cash Equivalents

	As of December 31,
(in thousands of euros)	2018	2019	2020
Other cash equivalents(1)	41,767	14,004	12,001
Cash at bank and at hand	14,925	21,837	93,686
Cash and cash equivalents	56,692	35,840	105,687

(1)	Other cash equivalents correspond to short-term bank deposits in euros at Société Générale and Crédit Agricole.

Note 10. Shareholders’ Equity

10.1.	Share capital

The share capital is set at €386 thousand at December 31, 2020 divided into 38,630,261 fully authorized, subscribed and paid-up shares with a nominal value of €0.01. Changes in share capital during the years ended December 31, 2018, 2019 and 2020 are as follows:

in euros, except number of shares

Date	Nature of the transactions	Share capital	Premiums related to share capital	Number of shares	Nominal value
Balance as of January 1st, 2018		164,445	44,991,815	16,444,477	0.01
01/26/2018	Capital increase by issuance of ordinary shares - Exercise of 1,803 BSPCE by Company employees	1,803	106,384	180,300	0.01
04/17/2018	Capital increase by issuance of ordinary shares – Company’s private placement	55,725	35,441,100	5,572,500	0.01
04/17/2018	Transaction costs related to the Company’s private placement	—	(3,079,174)	—	—
04/18/2018	Capital increase by issuance of ordinary shares – Vesting of AGA by Company employees	600	—	60,000	0.01
Balance as of January 1st, 2019		222,573	77,460,125	22,257,277	0.01
01/23/2019	Capital increase by issuance of ordinary shares — Exercise of 274 BSPCE by Company employees	274	17,693	27,400	0.01
01/26/2019	Capital increase by issuance of ordinary shares — Vesting of AGA by Company employees (AGA 2018-1)	100	—	10,000	0.01
04/18/2019	Capital increase by issuance of ordinary shares — Vesting of AGA by Company employees (AGA 2017-1)	775	—	77,500	0.01
09/20/2019	Capital increase by issuance of ordinary shares — Company’s private placement	41,600	8,236,798	4,159,999	0.01
09/20/2019	Transaction costs related to the Company’s private placement	—	(312,294)	—	—
10/02/2019	Capital increase by issuance of ordinary shares — Company’s private placement	3,139	621,593	313,936	0.01
10/02/2019	Transaction costs related to the Company’s private placement	—	(12,023)	—	—
Balance as of January 1st, 2020		268,461	86,011,893	26,846,112	0.01
01/26/2020	Capital increase by issuance of ordinary shares – Vesting of AGA by Company employees (AGA 2018-2)	633	—	63,300	0.01
02/07/2020	Capital increase by issuance of ordinary shares – Company’s private placement	37,783	14,962,218	3,778,338	0.01
02/07/2020	Transaction costs related to the Company’s private placement	—	(319,564)	—	—
04/17/2020	Appropriation of the issue premium	—	(48,000,000)	—	—
06/28/2020	Capital increase by issuance of ordinary shares – Vesting of AGA by Company employees (AGA 2019-2)	2,270	—	227,000	0.01
07/15/2020	Capital increase by issuance of ordinary shares – Company’s initial public offering	74,783	94,024,272	7,478,261	0.01
07/15/2020	Transaction costs related to the Company’s initial public offering	—	(7,077,866)	—	—
11/30/2020	Capital increase by emission of ordinary shares – exercise of 10,000 BSA by Karen Aïach, former administrator (BSA 2017)	100	66,650	10,000	0.01
12/14/2020	Capital increase by issuance of ordinary shares – Vesting of AGA by Company employees (AGA 2018-3)	2,273	—	227,250	0.01
Balance as of December 31, 2020		386,302	139,667,603	38,630,261	0.01

During the three periods presented, the main impacts on the share capital relate to the following events:

-	USD 107.7 million initial public offering on the Nasdaq Global Market in July 2020

See note 1.2 Significant events of 2020

-	The reclassification of €48.0 million from debit retained earnings to premiums related to share capital following the decision of the General Meeting on April, 18 2020;

-	Capital increase of €14.7 million reserved for a category of investors in February 2020

See note 1.2 Significant events of 2020

-	Capital increases for a total amount of €8.9 million subscribed by Americans and Europeans investors in September and October 2019

On September 20, 2019 and On October 2, 2019, Inventiva completed two capital increases subscribed by New Enterprise Associates (NEA), as well as BVF Partners L.P., Sofinnova Partners and Novo Holdings A/S, three of the Company’s existing shareholders.

The settlement-delivery of the new shares took place successfully on September 20, 2019 and on October 2, 2019.

The gross proceeds of the transaction were €8.9 million and were mainly dedicated to the research and development activities of the Company, including the development of the Company's product candidates, in particular lanifibranor and odiparcil.

The new shares are assimilated to the existing shares of the Company and are admitted to trading on Euronext Paris.

As part of the capital increase, the Company incurred transaction costs of €0.3 million in 2019, comprising compensation to financial intermediaries and legal and administrative fees. The costs are recognized as a deduction from additional paid-in capital within equity.

-	Capital increase of €32.4 million by way of a private placement for a category of investors in April 2018

On April 17, 2018, Inventiva completed a capital increase without pre-emptive subscription rights for a category of beneficiaries.

The settlement-delivery of the new shares took place on April 17, 2018. The new shares are assimilated to the existing shares of the Company and are admitted to trading on Euronext Paris.

As part of the capital increase, the Company incurred transaction costs of €3.1 million in 2018, comprising compensation to financial intermediaries and legal and administrative fees. The costs are recognized as a deduction from additional paid-in capital within equity.

Movements related to BSA share warrants plans and AGA bonus shares award plans are described in Notes 10.3, “Share warrants plans” and 10.4, “Bonus share award plans”.

10.2.	Liquidity agreement

On January 19, 2018, the Company entered into a new liquidity agreement with the investment service provider Kepler Cheuvreux, replacing the previous liquidity agreement with Oddo BHF, for a period of 12 months renewable by tacit agreement. Under the terms of the agreement, the investment services provider (ISP) is authorized to buy and sell Inventiva treasury shares without interference from the Company in order to ensure the liquidity of the shares on the Euronext market.

At the date of approval of these financial statements, the liquidity agreement with Kepler Chevreux was extended for a new period of 12 months from January 1, 2021.

At December 31, 2018, 2019 and 2020, treasury shares purchased and sold by Inventiva through its ISP, as well as the gains or losses resulting from share purchase, sale, issue and cancellation transactions during the period, were accounted for as a deduction from equity. Consequently, these transactions had no impact on the Company’s results.

10.3.	Share warrants plans

Share warrants correspond to:

•	BSPCE founder share warrants granted to the Company’s employees in 2013 and 2015;
•	BSA share warrants granted to Company directors in 2017, with a subscription price set at €0.534;
•	BSA share warrants granted to Company service providers in 2018, with a subscription price set at €0.48;
•	BSA share warrants granted in 2019 to David Nikodem, a member of Sapidus Consulting Group LLC, a service provider of Inventiva, with a subscription price set at €0.18; and
•	BSA share warrants granted in 2020 to David Nikodem, a member of Sapidus Consulting Group LLC and to Jeremy Goldberg, a member of PG Heatlhcare LLC, service providers of Inventiva, with a subscription price set at €0.29.

Characteristics of BSPCE share warrants plans

At December 31, 2020, 88 BSPCE share warrants were outstanding. Each BSPCE share warrant corresponds to 100 shares. They are exercisable until December 31, 2023, after which date they will be forfeited.

BSPCE 2013-1
Decision of issuance by the Board of Directors	11/25/2013
Grant date	12/13/2013
Beneficiary	Employees
Number of BSPCE granted	9,027
Expiration date	12/31/2023
Number of shares per BSPCE	100
BSPCE exercise price (€)	58.50

Characteristics of BSA share warrant plans

At January 1, 2020, three BSA share warrant plans were outstanding: BSA 2017, BSA 2018 and BSA 2019.

	BSA 2017	BSA 2018-1	BSA 2019	BSA 2019 bis	BSA 2019 ter
Decision of issuance by the Board of Directors	05/29/2017	12/14/2018	06/28/2019	03/09/2020	03/09/2020
Grant date	05/29/2017	12/14/2018	06/28/2019	03/09/2020	03/09/2020
Beneficiary	Directors	Service providers	Service providers	Service providers	Service providers
Vesting period (year)	3 tranches: 1 year, 2 years and 3 years	between 1 and 3 years	1	1	between 1 and 3 years
Expiration date	05/29/2027	12/14/2028	06/28/2029	03/09/2030	03/09/2030
Number of BSA granted	195,000	126,000	10,000	10,000	36,000
Number of shares per BSA	1	1	1	1	1
Subscription premium price per share (€)	0.534	0.48	0.18	0.29	0.29
Exercise price per share (€)	6.675	6.067	2.20	3.68	3.68
Performance condition	No	No	No	No	No
Valuation method	Black and Scholes
Fair value per BSA at grant date (€)	2.47	1.98	0.48	0.90	0.90
Expected volatility	40%	40%	40%	40%	40%
Average life (years)	6	6	5.5	6	6
Risk free rate	0.22%	0.30%	0.33%	0.0%	0.0%
Expected dividends	—	—	—	—	—

Movements in BSPCE and BSA share warrants (in number of shares issuable upon exercise)

Type	Grant date	Exercise price (in euros)	Outstanding at January 1, 2020	Issued	Exercised	Forfeited	Outstanding at December 31, 2020	Number of shares exercisable
BSPCE — 2013 plan	December 13, 2013	0.59	8,800	—	—	—	8,800	8,800
Total BSPCE			8,800	—	—	—	8,800	8,800
BSA — 2017 plan	May 29, 2017	6.68	140,000	—	(10,000)	—	130,000	130,000
BSA — 2018 plan	December 14, 2018	6.07	116,000	—	—	—	116,000	77,334
BSA — 2019 plan	June 28, 2019	2.20	10,000	—	—	—	10,000	10,000
BSA 2019 Bis	March 9, 2020	3.68	—	10,000	—	—	10,000	—
BSA 2019 Ter	March 9, 2020	3.68	—	36,000	—	—	36,000	—
Total BSA			266,000	46,000	(10,000)	—	302,000	217,334
Total			274,800	46,000	(10,000)	—	310,800	226,134

The change in BSPCE and BSA share warrants over 2020 can be broken down as follows:

•	the issue of 10,000 new 2019 Bis BSAs allocated to Jeremy Goldberg, a member of JPG Healthcare LLC,

•	the issue of 36,000 new 2019 Ter BSAs allocated to David Nikodem, a member of Sapidus Consulting Group LLC, a service provide to the Company.

•	the exercise of 10,000 BSA 2017 by Karen Aïach (former administrator)

At December 31, 2020, a total of 88 BSPCEs (or 8,800 shares) and 302,000 BSAs were outstanding which corresponds to a total of 310,800 shares that can be issued during the exercise.

Share-based payments expense totaled €18 thousand at December 31, 2020 (compared to €227 thousand at December 31, 2019 and €184 thousand at December 31, 2018) and were recognized in personnel costs (see Note 18.1, “Personnel costs and headcount”).

Type	Grant date	Exercise price (in euros)	Outstanding at January 1, 2019	Issued	Exercised	Forfeited	Outstanding at December 31, 2019	Number of shares exercisable
BSPCE — 2015 plan	May 25, 2015	0.67	22,800	—	(22,800)	—	—	—
BSPCE — 2013 plan	December 13, 2013	0.59	13,400	—	(4,600)	—	8,800	8,800
Total BSPCE			36,200	—	(27,400)	—	8,800	8,800
BSA — 2017 plan	May 29, 2017	6.67	175,000	—	—	(35,000)	140,000	120,000
BSA — 2018 plan	December 14, 2018	6.07	126,000	—	—	(10,000)	116,000	38,667
BSA — 2019 plan	June 28, 2019	2.20	—	10 000	—	—	10,000	—
Total BSA			301,000	10 000	—	(45,000)	266,000	158,667
Total stock options			337,200	10,000	(27,400)	(45,000)	274,800	167,467

The change in BSPCE and BSA share warrants over 2019 can be broken down as follows:

•	the exercise of 274 BSPCE share warrants by Company employees on January 23, 2019, whereupon 27,400 new shares were issued;

•	the cancellation of 35,000 BSA 2017 share warrants allocated to two corporate officers, which were forfeited following the end of their offices at the Annual General Meeting of May 27, 2019;

•	the cancellation of 10,000 BSA 2018 share warrants allocated to JPG Healthcare, which were forfeited; and

•	the issue of 10,000 new 2019 BSAs allocated to David Nikodem, a member of Sapidus Consulting Group LLC, a service provide to the Company.

As of December 31, 2019, a total of 88 BSPCE (or 8,800 shares) and 266,000 BSA were outstanding.

.Type	Grant date	Exercise price (in euros)	Outstanding at January 1, 2018	Issued	Exercised	Forfeited	Outstanding at December 31, 2018	Number of shares exercisable
BSPCE—2015 plan	May 25, 2015	0.67	54,700	—	(31,900)	—	22,800	22,800
BSPCE—2013 plan	December 13, 2013	0.59	161,800	—	(148,400)	—	13,400	13,400
Total BSPCE			216,500	—	180,300	—	36,200	36,200
BSA—2017 plan	May 29, 2017	6.67	195,000	—	—	(20,000)	175,000	65,000
BSA—2018 plan	December 14, 2018	6.067	—	126,000	—	—	126,000	—
Total BSA			195,000	126,000	—	(20,000)	301,000	65,000
Total stock options			411,500	126,000	(180,300)	(20,000)	337,200	101,200

The change in BSPCE and BSA share warrants over 2018 can be broken down as follows:

-       the exercise of 1,803 BSPCE share warrants by Company employees between January 5 and January 20, 2018, whereupon 180,300 new shares were issued;

-       the cancellation of 20,000 BSA 2017 share warrants allocated to one of the corporate officers which were forfeited following their departure; and

-       the issue of 126,000 new BSA 2018 share warrants allocated to three of the Company’s external advisers.

As of December 31, 2018, a total of 362 BSPCE (or 36,200 shares) and 301,000 BSA were outstanding.

10.4.	Bonus share award plans

At January 1, 2020, four AGA free share award plans, two AGA 2018 plans and two AGA 2019 plans were in effect.

No bonus share award plan has been attributed in the year ended December 31, 2020.

Characteristics of AGA bonus share award plans

	AGA 2017-1	AGA 2018-1	AGA 2018-2	AGA 2018-3	AGA 2019-1	AGA 2019-2
Decision of issuance by the Board of Directors	04/18/2017	01/26/2018	01/26/2018	12/14/2018	06/28/2019	06/28/2019
Grant date	04/18/2017	01/26/2018	01/26/2018	12/14/2018	06/28/2019	06/28/2019
Beneficiary	Employees	Employees	Employees	Employees	Employees	Employees
Vesting period (year)	2	1	2	2	2	1
Holding period (year)	1	1	1	1	1	1
Service condition	Yes	Yes	Yes	Yes	Yes	Yes
Performance condition	No	No	No	No	No	No
Number of AGA granted	92,300	10,000	65,700	265,700	37,500	246,000
Number of shares per AGA	1	1	1	1	1	1
Fair value per share at grant date (€)	7.04	5.54	5.54	6.05	1.92	1.92

Bonus share movements (in number of shares issuable upon exercise)

Type	Grant date	Stock price at grant date (in euros)	Outstanding at January 1, 2020	Issued	vesting	Forfeited	Outstanding at December 31, 2020	Number of shares exercisable
AGA — 2018-2 plan	January 26, 2018	5.76	63,300	—	(63,300)	—	—	—
AGA — 2018-3 plan	December 14, 2018	6.28	227,250	—	(227,250)	—	—	—
AGA — 2019-1 plan	June 28, 2019	2.00	37,500	—	—	(8,400)	29,100	—
AGA — 2019-2 plan	June 28, 2019	2.00	228,000	—	(227,000)	(1,000)	—	—
Total AGA			556,050	—	(517,550)	(9,400)	29,100	—

During 2020, the change in AGA bonus shares over the period can be broken down as follows:

•	The definitive vesting of 63,300 AGA 2018-2, 227,000 AGA 2019-2 and 227,250 AGA 2018-3. As a result, 517,550 new shares were issued; and,

•	The cancellation of a total of 8,400 AGA 2019-1 AGA and 1,000 AGA 2019-2 that have forfeited following the departure of employees.

At December 31, 2020, a total of 29,100 AGA free shares were outstanding. AGA 2019-1 bonus shares are exercisable from June 28, 2021 to no later than June 28, 2022, subject to continued employment.

Share-based payments expense totaled €920 thousand at December 31, 2020 (€1,180 thousand at December 31, 2019 and €649 thousand at December 31, 2018) and were recognized in personnel costs (see Note 18.1, “Personnel costs and headcount”).

Type	Grant date	Stock price at grant date (in euros)	Outstanding at January 1, 2019	Issued	Vesting	Forfeited	Outstanding at December 31, 2019	Number of shares exercisable
AGA — 2017-1 plan	April 18, 2017	7.35	77,500	—	(77,500)	—	—	—
AGA — 2018-1 plan	January 26, 2018	5.76	10,000	—	(10,000)	—	—	—
AGA — 2018-2 plan	January 26, 2018	5.76	65,700	—	—	(2,400)	63,300	—
AGA — 2018-3 plan	December 14, 2018	6.28	265,700	—	—	(38,450)	227,250	—
AGA — 2019-1 plan	June 28, 2019	2.00	—	37,500	—	—	37,500	—
AGA — 2019-2 plan	June 28, 2019	2.00	—	246,000	—	(18,000)	228,000	—
Total AGA			418,900	283,500	(87,500)	(58,850)	556,050	—

During 2019, the change in AGA bonus shares over the period can be broken down as follows:

•	Two new share plans for Company employees involving a total of 283,500 potential new shares.

•	Final allotment of 10,000 AGA 2018-1 bonus shares on January 26, 2019 and 77,500 AGA 2017-1 bonus shares on April 18, 2019, whereupon 87,500 new shares were issued.

•	Cancellation of 58,850 AGA bonus shares which were forfeited during the period: 10,850 AGA 2018-3 warrants as part of the redundancy plan for the period, 2,400 AGA 2018-3 bonus shares refused by an employee, and 45,600 AGA bonus shares bonus (of which 2,400 AGA 2018-2 bonus shares, 25,200 AGA 2018-3 bonus shares and 18,000 AGA 2019-2 bonus shares) as a result of voluntary departures.

AGA 2019-1 bonus shares are exercisable from June 28, 2021 to no later than June 28, 2022, subject to continued employment. AGA 2019-2 bonus shares are exercisable from June 28, 2020 to no later than June 28, 2021, subject to continued employment.

At December 31, 2019, a total of 556,050 AGA bonus shares were outstanding.

Type	Grant date	Stock price at grant date (in euros)	Outstanding at January 1, 2018	Issued	Vesting	Forfeited	Outstanding at December 31, 2018	Number of shares exercisable
AGA—2017-1 plan	April 18, 2017	7.35	79,900	—	—	(2,400)	77,500	—
AGA—2017-2 plan	April 18, 2017	7.35	60,000	—	(60,000)	—	—	—
AGA—2018-1 plan	January 26, 2018	5.76	—	10,000	—	—	10,000	—
AGA—2018-2 plan	January 26, 2018	5.76	—	65,700	—	—	65,700	—
AGA—2018-3 plan	December 14, 2018	6.28	—	265,700	—	—	265,700	—
Total AGA			139,900	341,400	(60,000)	(2,400)	418,900	—

At December 31, 2018, a total of 418,900 AGA bonus shares were outstanding.

Note 11. Debt

	As of December 31,
(in thousands of euros)	2018	2019	2020
Bank borrowings	220	74	9,992
Other loans and similar borrowings(1)	5	3	62
Lease liabilities	—	37	2
Total debt	225	114	10,055

(1)	Consists of accrued interests

During 2020, debt mainly corresponds to three loans taken out from a syndicate of French banks, in the form of the loans guaranteed by the French State for a total amount of €10.0 million. These loans have been taken out in May 2020 and mature in May 2021. In accordance with the provisions put in place by the State in the context of the COVID-19 health crisis, the Company has the option to extend the maturity date for up to an additional four years. As of the date of these financial statements, the Company has notified the banks of its intention to extend the maturity until May 2022.

To a lesser extent, this line item also includes the loan taken out from Société Générale in 2015 for a residual amount of €13 thousand.

The €0.1 million decrease in 2019 is primarily attributable to:

-	at December 31, 2019, after repayment of borrowings due in 2019 in a total amount of €0.1 million, the debt relating to bank loans amounted to €0.1 million; and
-	partly offset by a lease liabilities amounting to €37 thousand which were recognized from January 1, 2019 following the applicable of new accounting standard IFRS 16 – Leases in an initial amount of €167 thousand (see Note 2.1, "Impact of the first-time adoption of IFRS 16" of this document for more details). In 2019, €0.1 million in repayments were recorded.
F-37

The breakdown between long-term and short-term debt is as follows:

December 31, 2018 (in thousands of euros)	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years
Bank borrowings	146	74	—	—
Other loans and similar borrowings	5	—	—	—
Total long-term debt	151	74	—	—

December 31, 2019 (in thousands of euros)	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years
Bank borrowings	74	—	—	—
Other loans and similar borrowings	3	—	—	—
Lease liabilities	35	2	—	—
Total long-term debt	112	2	—	—

December 31, 2020 (in thousands of euros)	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years
Bank borrowings	13	9,979	—	—
Other loans and similar borrowings	3	59	—	—
Lease liabilities	2	—	—	—
Total long-term debt	18	10,037	—	—

The maturity of long-term debt and of short-term borrowings and debt is determined according to repayment estimates as at December 31, 2018, 2019 and 2020.

Change in the period is mainly due to the subscription of a new borrowing in 2020, as follow:

(in thousands of euros)
January 1, 2018	482
Repayment of bank borrowings	(259)
Accrued interests	2
December 31, 2018	225
First application of IFRS 16 Leases (1)	167
January 1, 2019	392
Repayment of bank borrowings	(146)
Repayment of lease liabilities	(130)
Accrued interests	(2)
December 31, 2019	114
Subscription of bank borrowings	9,979
Repayment of bank borrowings	(61)
Repayment of lease liabilities	(26)
Early termination of lease contracts(2)	(9)
Capitalized interests	59
Accrued interests	(0)
December 31, 2020	10,055

(1)	see Note 2.1, "Impact of the first-time application of IFRS 16".
(2)	Cancellation of the lease liabilities related to the early termination of the fibroscan lease contract in the first half 2020.

Note 12. Provisions

(in thousands of euros)	January 1, 2018	Additions	Reversals	December 31, 2018
CIR 2013-2015	477	—	(119)	358
Long-term provisions	477	—	(119)	358
Payroll taxes 2016-2017	—	1,140	—	1,140
Short-term provisions	—	1,140	—	1,140
Total Provisions	477	1,140	(119)	1,498

(in thousands of euros)	January 1, 2019	Additions	Reversals	December 31, 2019
CIR 2013-2015	358	—	—	358
CIR 2017	—	216	—	216
Long-term provisions	358	216	—	574
Payroll taxes 2016-2018	1,140	123	—	1,264
Short-term provisions	1,140	123	—	1,264
Total Provisions	1,498	339	—	1,837

(in thousands of euros)	January 1, 2020	Additions	Reclassification	December 31, 2020
CIR 2013-2015	358	1,139	—	1,497
CIR 2017	216	665	—	880
Long-term provisions	574	1,804	—	2,377
Payroll taxes 2016-2018	1,264	90	(1,224)	130
Short-term provisions	1,264	90	(1,224)	130
Total Provisions	1,837	1,894	(1,224)	2,507

Provisions booked at December 31, 2018, 2019 and 2020 are related to:

-	The CIR risk and payroll taxes risk related to the tax audit carried out by the French tax authority in 2016 in respect of the years ended December 31, 2013, 2014 and 2015 (long term for CIR risk and short term for payroll taxes risk),
-	The CIR risk for the year ended December 31, 2017 in connection with the partial reimbursement received in December 2019 (long term), and
-	A tax adjustment risk in respect of payroll taxes carried out in September 2019 with regard to the years ended December 31, 2016, 2017 and 2018 (short term).

Payroll taxes

Context

Following the tax audit carried out in July 2016 in respect of the 2013, 2014 and 2015 fiscal years, the Company received a proposed tax adjustment for the three fiscal periods audited relating to the classification of the subsidy granted (subject to conditions) in 2012 by Laboratoire Fournier SA and Fournier Industrie et Santé (now part of the Abbott group) (LFSA and FIS) under the Asset Purchase Agreement (“APA”).

A collection notice with respect to payroll taxes was received by Inventiva on August 17, 2018 for an amount of €1.9 million, including penalties and late payment interest. Under the terms and conditions of an additional agreement modifying the APA ( the Additional Agreement), LFSA and FIS agreed to indemnify the Company up to a maximum amount of €2.0 million in accordance with the conditions described therein, for any amount claimed by the French tax authorities in relation to the tax treatment of the subsidy paid by LFSA and FIS between 2012 and 2017 (the "Abbott Guarantee").

Following the new tax audit carried out in 2019 and in respect with the payroll tax for the fiscal years 2016, 2017 and 2018, the Company received in December 2019 a proposal of rectification for a total amount of 1.7 million (penalties and late interest included).

Year ended December 31, 2018

The Company lodged a claim together with an application for a suspension of payment on October 17, 2018 and, at December 31, 2018, continued to dispute the tax adjustment.

Based on the ongoing discussions with the French tax authorities on the one hand and the terms of the Additional Agreement on the other, the Abbott Guarantee may not be sufficient to fully cover the total amount of the tax adjustment and the tax risk.

Accordingly, at December 31, 2018:

-        following receipt of the collection notice and in accordance with the Additional Agreement, accrued expenses and accrued income were recognized in a total amount of €1.9 million for the financial years ended December 31, 2013, 2014 and 2015, which are the subject of the audit and are subject to the Abbott Guarantee (see Notes 6, “Other non-current assets” and 14.2, “Other current liabilities”); and

-        the Company has recognized a provision of €1.1 million for the years ended December 31, 2016 and December 31, 2017 (which have not been audited by the French tax authorities at that date and for which the subsidies are still valid).

This had no impact on the statements of income (loss) for the year ended December 31, 2018, as these amounts were already recognized at January 1, 2018

Year ended December 31, 2019

The application for suspension of payment lodged on October 17, 2018 was accepted on February 11, 2019 by the French tax authorities following the proposal by the Company to provide a surety in the form of a bank guarantee (see notes 1.2, “Significant events of 2020” and 22, “Commitments”). On September 2, 2019, an application instituting proceedings was filed before the Dijon Administrative Court (Tribunal

Administratif de Dijon).

A proposed tax adjustment related to payroll taxes for fiscal years 2016, 2017 and 2018 was received in December 2019. It gave rise to an adjustment of €0.5 million (including penalties and late payment interest) for fiscal year 2018, which the Company was challenging under the ongoing contradictory procedure.

Accordingly, at December 31, 2019:

-	The provision for fiscal years 2016 and 2017 has been increased to €1.3 million (from €1.1 million at December 31, 2018), with the change for the period corresponding to additional late payment interest.
-	No other provision has been booked for fiscal year 2018 following the proposed adjustment received in December 2019 as the Company assess probable the application of the administrative tolerance for its situation, the subsidy received under the APA having ended in August 2017.

This had a €0.1 million impact on the statement of income (loss) for the year ended December 31, 2019.

Year ended December 31, 2020

In 2020, the Company continues to contest the Notice of Recovery (AMR) with regard to the payroll tax for fiscal years 2016, 2017 and 2018 for an amount of €1.3 million ((including penalties and late payment interest). On June 16, 2020, the Company received a response from the French tax authorities, granting it a concession with respect to the disputed payroll taxes for fiscal year 2018.

On October 30, 2020, the Company received the Notice of Recovery (AMR) related to the payroll taxes for the taxable year 2016 and 2017 requesting the payment of €1.2 million (mark-up and delays interests as of December 31, 2019 included). A contentious claim with a request for a suspension of payment was sent by Inventiva on December 8, 2020. The tax authorities responded favorably to the request subject to the constitution of a guarantee in the amount of €1.0 million.

On January 25, 2021, the Company received an unfavorable judgement from the Administrative court of Dijon, rejecting the Company’s request, filed on September 2, 2019, on the cancellation of the tax reassessment related to 2013, 2014 and 2015.

Thus, as of December 31, 2020, considering the ongoing discussions with both the French tax authorities and Abbott (see Note 26, “Events after the reporting date”):

-	the €1.2 million provision related to payroll tax for fiscal years 2016 and 2017 is reclassified as an accrued liability, as the consequence of the Notice of Recovery reception (see also note 14.2, “Other current liabilities”).
-	the accrued expense and related accrued income recognized in 2018 for €2.0 million remained unchanged (see Notes 6, “Other non-current assets” and 14.2, “Other current liabilities”)

The net impact on income for fiscal year 2020 amounts to a loss of €0.1 million and corresponds to late payment interest and additional penalties.

As of December 31, 2020, only potential additional late interests for the period from the AMR receipt to the 2020 closing date remains as a provision, as these interests are not claimed to date by the tax authorities.

CIR

CIR for fiscal years 2013 to 2015 (covered by the tax audit)

Following the tax audit, for fiscal years 2013 to 2015, on August 1, 2017, the Company received a proposed tax adjustment from the French tax authorities disputing the manner in which some CIR items were calculated over the three fiscal periods audited.

Inventiva received a collection notice on August 17, 2018 for an amount of €1.9 million, including penalties and late payment interest.

The Company disputed the notice and implementation of the collection procedure pending interlocutory proceedings via a claim lodged on August 29, 2018. This was accompanied by an application for a suspension of payment and an additional claim lodged with the French tax authorities on January 7, 2019. The Company has requested a complete discharge of the amounts claimed in respect of the CIR.

At December 31, 2018, based on the ongoing discussions and the ongoing challenge procedures, the Company maintained its assessment of the maximum tax adjustment risk in respect of the CIR to €0.4 million covered by the provision, which was already recorded in the financial statements.

As of December 31, 2019, the Company was still awaiting a decision about the ongoing challenge procedures with the French tax authorities, and no additional provision was recorded in 2019.

On January 28, 2021, the Company received the mediator's response granting a relief from the tax reassessment of € 0.3 million corresponding to the part of the litigation relating to subcontracting considering that the operations of subcontracting carried out by the Company complied with the conditions set by recent decisions of the Council of State.

As such, the Company reassessed the maximum tax adjustment risk related to the CIR to €1.5 million corresponding to the full amount challenged by the French tax authorities. As a consequence, an additional provision was recorded for €1.1 million.

CIR for fiscal year 2017

On 2019, the Company had received 81% of the 2017 CIR, in an amount of €3.6 million relative to the €4.5 million initially requested (see Note 1.2, “Significant events of 2020”).

As of December 31, 2019, based on the ongoing discussions and the challenges lodged, the Company assessed the maximum risk in respect of the 2017 CIR at €0.2 million, fully recognized in the financial statements for the year ended December 31, 2019.

The Company filed a hierarchical appeal with the Regional Directorate of Public Finances (DRFiP) for the immediate reimbursement of the 2017 CIR part related to sub-contracting expenses, which is still unpaid.

As of December 31, 2020, based on the ongoing discussions and the challenges lodged, the Company reassessed the maximum risk in respect of the 2017 CIR at €0.9 million corresponding to the full amount withheld and recorded an additional provision of €0.7 million.

Note 13. Provisions for Retirement Benefit Obligations

Retirement benefit obligations are determined based on the rights set forth in the national collective bargaining agreement for the French pharmaceutical industry (IDCC 176/Brochure 3104) and in accordance with IAS 19 — Employee Benefits. These rights depend on the employee’s final salary and seniority within the Company at his/her retirement date.

Principal actuarial assumptions

The following assumptions were used to measure the obligation:

	As of December 31,
Variables	2018	2019	2020
Retirement age	65 years	65 years	65 years
Payroll taxes	41.41%	41.41%	41.41%
Salary growth rate	2%	2%	2%
Discount rate	1.60%	0.70%	0.35%
Mortality table	TGH/TGF 05	TGH/TGF 05	TGH/TGF 05

The discount rate corresponds to the rates of Eurozone AA-rated corporate bonds with maturities of over ten years.

Net provision

The provision recorded in respect of defined benefit schemes at the end of each reporting period is shown in the table below:

	As of December 31,
(in thousands of euros)	2018	2019	2020
Retirement benefit obligations	1,029	1,127	1,385
Obligation	1,029	1,127	1,385

Given the absence of plan assets at December 31, 2018, 2019 and 2020, the total amount of the provision corresponds to the estimated obligation at those dates.

Change in net provision

The change in the provision recorded in respect of defined benefit schemes breaks down as follows:

	Year ended December 31
(in thousands of euros)	2018	2019	2020
Provision at beginning of period	(866)	(1,029)	(1,127)
Expense for the period	(194)	(1)	(209)
Actuarial gains or losses recognized in other comprehensive income	31	(96)	(49)
Provision at end of period	(1,029)	(1,127)	(1,385)

Breakdown of expense recognized for the period

The expense recognized in the statement of income (loss) breaks down as follows:

	Year ended December 31,
(in thousands of euros)	2018	2019	2020
Service cost for the period	(192)	(195)	(202)
Interest cost for the period	(11)	(16)	(8)
Plan curtailments and modifications	—	157	—
Benefits for the period	9	53	—
Total	(194)	(1)	(209)

As of December 31, 2020, the expense related to the retirement benefit obligation increased in comparison to 2019, mainly due to the reversal of the provision related to the redundancy plan implemented in 2019 and the absence of benefits for the period in 2020.

Breakdown of actuarial gains and losses recognized in comprehensive income

The actuarial gains (losses) can be analyzed as follows:

	Year ended December 31,
(in thousands of euros)	2018	2019	2020
Demographic changes	(14)	32	14
Changes in actuarial assumptions	45	(129)	(63)
Total	31	(96)	(49)

Demographic differences mainly relate to salary adjustments and to the variations in the workforce.

Changes in actuarial assumptions relate to movements in the discount rate (1.60% in 2018 to 0.70% in 2019 and to 0.35% in 2020).

Sensitivity analysis

A 0.25% change in the discount rate would have had an impact of approximately 3.40% on the obligation amount in 2020, 3.5% in 2019 and around 3.5% in 2018.

December 31, 2018	In thousands of euros
Benefit obligation at December 31, 2018 at 1.35%	1,067
Benefit obligation at December 31, 2018 at 1.60%	1,029
Benefit obligation at December 31, 2018 at 1.85%	994

December 31, 2019	In thousands of euros
Benefit obligation at December 31, 2019 at 0,45%	1,168
Benefit obligation at December 31, 2019 at 0,70%	1,127
Benefit obligation at December 31, 2019 at 0,95%	1,088

December 31, 2020	In thousands of euros
Benefit obligation at December 31, 2020 at 0,10%	1,433
Benefit obligation at December 31, 2020 at 0,35%	1,385
Benefit obligation at December 31, 2020 at 0,60%	1,340

Note 14. Trade Payables and Other Current Liabilities

	As of December 31,
(in thousands of euros)	2018	2019	2020
Trade payables	8,372	7,491	6,923
Other current liabilities	4,871	4,998	6,838
Trade payables and other current liabilities	13,243	12,489	13,761

No calculations have been made to discount trade payables and other current liabilities to present value as payment is due within one year of the end of the reporting period.

14.1.	Trade payables

Trade payables break down by payment date as follows:

	As of December 31,
(in thousands of euros)	2018	2019	2020
Due in 30 days	7,966	7,414	6,834
Due in 30 - 60 days	406	77	89
Due in more than 60 days	—	—	—
Trade payables	8,372	7,491	6,923

14.2.	Other current liabilities

	As of December 31,
(in thousands of euros)	2018	2019	2020
Employee-related payables	1,095	1,124	1,405
Accrued payroll and other employee-related taxes	1,052	1,041	1,375
Sales tax payables	574	668	753
Other accrued taxes and employee-related expenses	172	177	106
Other miscellaneous payables	1,978	1,988	3,198
Other current liabilities	4,871	4,998	6,838

At December 31, 2020, other current liabilities mainly consist of “Other miscellaneous payables”, as well as “Employee-related payables” and “Accrued payroll and other employee-related taxes”.

Other miscellaneous payables mainly correspond to:

-	an accrued expense for an amount of €1.9 million to the French tax authorities recognized in 2018 following receipt of the collection notice with respect to payroll taxes (see Notes 6, “Other non-current assets”, 8.2, “Other current assets” and 12, "Provisions"); and,
-	An accrued expense for an amount of €1.2 million (mark-up and delays interests at December 31, 2019 included) following receipt of the Notice of Recovery, on October 30, 2020, relating to the payroll tax for the taxable years 2016 and 2017 (refer to Note 12, “Provisions”) making the liability certain and, consequently required its reclassification from provision to current liabilities.

Accrued payroll and other employee-related taxes mainly relate to payables to social security and employee-benefit organizations such as URSSAF, KLESIA and APGIS for the last quarter of the year.

Other accrued taxes and employee-related expenses concern provisions for payroll taxes, such as professional training charges, apprenticeship tax and the employer’s contribution to construction investment in France.

Note 15. Contract Liabilities

At December 31, 2020, the Company did not provide any services in connection with existing or new contracts with customers. Therefore, the Company did not record any contract assets or liabilities.

At December 31, 2019, as all of the services required of the Company in respect of contracts signed with clients had been completed, all liabilities on contracts were reversed in full for the period.

Since the Company upheld all its commitments under the collaboration with Boehringer Ingelheim, all the amounts recorded as “contract liabilities” at December 31, 2018, under IFRS 15 — Revenue from Contracts with Customers were reversed over the period, generating a positive impact of €2.1 million on IFRS revenue for fiscal year 2019.

	December 31, 2018
(in thousands of euros)	BI	AbbVie	Enyo Parma	Total
Short-term contract liabilities	436	15	97	548
Long-term contract liabilities	1,673	—	—	1,673
Total contract liabilities	2,109	15	97	2,221
Revenue to be recognized(1)	7,718	100	97	7,915

(1)	The revenue to be recognized corresponds to the remaining highly probable revenue to be recognized on the existing contracts until their completion. Milestones and royalties that are not assessed highly probable are not included.

At December 31, 2018, contract liabilities related to the BI Agreement resulted mainly from the exercise of the option in August 2017 which triggered a milestone payment of €2.5 million. This amount was included in transaction price of the BI Agreement, resulting in an upward revision of the contract price. Based on the stage of completion of the BI Agreement, a total amount of €0.7 million of this milestone payment was recognized in revenue, of which €0.2 million in 2018, and the €1.8 million difference was booked to contract liabilities.

The remaining contract liabilities related to the BI Agreement (€0.3 million), the agreement with EnyoPharma (€0.1 million) and the AbbVie Collaboration (€15 thousand) corresponded to the difference between payment received and revenue recognized related to the research fees.

Note 16. Financial Assets and Liabilities

	At December 31, 2018
(in thousands of euros)	Book value on the statement of financial position	Financial assets carried at amortized cost	Financial assets carried at fair value through profit or loss	Liabilities carried at amortized cost	Fair value
Financial assets
Long-term deposit accounts and security deposits	108	108	—	—	108
Accrued income	1,932	1,932	—	—	1,932
Trade receivables	6	6	—	—	6
Other receivables	874	874	—	—	874
Cash and cash equivalents	56,692	56,692	—	—	56,692
Total assets	59,612	59,612	—	—	59,612
Financial liabilities
Long-term debt	74	—	—	74	74
Short-term debt	151	—	—	151	151
Trade payables	8,372	—	—	8,372	8,372
Other miscellaneous payables	1,978	—	—	1,978	1,978
Total liabilities	10,575	—	—	10,575	10,575

	At December 31, 2019
(in thousands of euros)	Book value on the statement of financial position	Financial assets carried at amortized cost	Financial assets carried at fair value through profit or loss	Liabilities carried at amortized cost	Fair value
Financial assets
Long-term deposit accounts	792	792	—	—	792
Long-term security deposits	8	8	—	—	8
Accrued income	2,000	2,000			2,000
Trade receivables	4	4	—	—	4
Other receivables	900	—	—	—	900
Cash and cash equivalents	35,840	35,840	—	—	35,840
Total assets	39,545	39,545	—	—	39,545
Financial liabilities
Long-term debt(1)	2	—	—	2	2
Short-term debt(1)	113	—	—	113	113
Trade payables	7,491	—	—	7,491	7,491
Other miscellaneous payables	1,988	—	—	1,988	1,988
Total liabilities	9,594	—	—	9,594	9,594

(1)	including lease liabilities relating to leased assets falling into the scope of IFRS 16 are included in debt as of December 31, 2019 (see Notes 2.1, "Impact of the first-time application of IFRS 16" and 11, "Debt").

	At December 31, 2020
(in thousands of euros)	Book value on the statement of financial position	Financial assets carried at amortized cost	Financial assets carried at fair value through profit or loss	Liabilities carried at amortized cost	Fair value
Financial assets
Long-term deposit accounts	1,698	1,698	—	—	1,698
Long-term security deposits	8	8	—	—	8
Current accrued income	2,000	2,000	—	—	2,000
Short-term deposit accounts	7,336	7,336	—	—	7,336
Trade receivables	48	48	—	—	48
Other receivables	1,849	1,849	—	—	1,849
Foreign currency forwards	1,791	—	1,791	—	1,791
Cash and cash equivalents	105,687	105,687	—	—	105,687
Total assets	120,417	118,626	1,791	—	120,417
Financial liabilities
Long-term debt	10,037	—	—	10,037	10,037
Short-term debt (1)	18			18	18
Trade payables	6,923	—	—	6,923	6,923
Other miscellaneous payables	3,198	—	—	3,198	3,198
Total liabilities	20,177	—	—	20,177	20,177

(1)	including lease liabilities relating to leased assets falling into the scope of IFRS 16 are included in debt as of December 31, 2020 (see Notes 2.1, "Impact of the first-time application of IFRS 16" and 11 "Debt")

Note 17. Revenues and Other Income

	Year ended December 31,
(in thousands of euros)	2018	2019	2020
Sales	3,197	6,998	372
Total revenues	3,197	6,998	372
CIR	4,166	4,293	4,791
Subsidies	16	—	—
Other	—	0	100
Total other income	4,182	4,293	4,891
Total revenues and other income	7,379	11,291	5,263

Revenues

In 2020, revenue amounted to €0.4 million. The decrease in revenue compared to 2019 is mainly explained by (i) no milestone payment triggered according to the collaboration agreement with AbbVie and (ii) the termination of the collaboration agreement with BI in the fourth quarter of 2019.

In 2019, revenue amounted to €7.0 million and primarily included:

•	the €3.5 million milestone payment from AbbVie received in December 2019 following the enrollment of the first patient with psoriasis in the ongoing clinical trial of ABBV-157;

•	the reversal of all contract liabilities recognized at December 31, 2018 following the termination of all contracts with BI. The reversal amounted to €2.2 million, including €2.1 million following termination of the BI Collaboration in the fourth quarter of 2019 (see Notes 15, “Contract liabilities”).

In 2019, revenue from research partnerships with Abbvie and BI represented 51.4% and 36.9% of the Company's revenue, respectively. In 2018, revenue was primarily composed of fees received from AbbVie, BI and, to a lesser extent, other parties in return for research services rendered by the Company, no milestone payment having been received in 2018.

In 2018, revenue was primarily composed of fees received from AbbVie, BI and, to a lesser extent, other parties in return for research services rendered by the Company, no milestone payment having been received in 2018.

CIR

In 2018, 2019 and 2020, the CIR corresponds only to the amount of research tax credit recorded for each period : €4.1 million for 2018, €4.3 million for 2019 and €4.8 million for 2020.

Note 18. Operating expenses (Other operating income (expenses) excluded)

December 31, 2018 (in thousands of euros)	Research and development expenses	Marketing — business development expenses	General and administrative expenses	Total
Disposables	(2,210)	—	—	(2,210)
Energy and liquids	(504)	—	—	(504)
Patents	(401)	—	—	(401)
Studies	(17,351)	—	—	(17,351)
Maintenance	(934)	—	—	(934)
Fees	(98)	0	(1,431)	(1,530)
IT systems	(766)	(9)	(49)	(824)
Support costs (including taxes)	—	—	(584)	(584)
Personnel costs	(7,625)	(182)	(2,266)	(10,072)
Depreciation, amortization and provisions	(890)	—	(179)	(1,069)
Other	(978)	(34)	(1,536)	(2,549)
Total operating expenses	(31,758)	(225)	(6,045)	(38,028)

December 31, 2019 (in thousands of euros)	Research and development expenses	Marketing — business development expenses	General and administrative expenses	Total
Disposables	(1,560)	—	—	(1,560)
Energy and liquids	(505)	—	—	(505)
Patents	(506)	—	—	(506)
Studies	(19,353)	—	—	(19,353)
Maintenance	(933)	—	—	(933)
Fees	(239)	—	(987)	(1,226)
IT systems	(793)	(8)	(46)	(847)
Support costs (including taxes)			(568)	(568)
Personnel costs	(8,076)	(202)	(2,703)	(10,981)
Depreciation, amortization and provisions	(1,060)	—	(396)	(1,456)
Other	(765)	(40)	(1,387)	(2,192)
Total operating expenses	(33,790)	(250)	(6,087)	(40,127)

December 31, 2020 (in thousands of euros)	Research and development expenses	Marketing — business development expenses	General and administrative expenses	Total
Disposables	(1,243)	—	—	(1,243)
Energy and liquids	(539)	—	—	(539)
Patents	(343)	—	—	(343)
Studies	(10,987)	—	—	(10,987)
Maintenance	(846)	—	—	(846)
Fees	(201)	(341)	(2,005)	(2,548)
IT systems	(597)	(8)	(46)	(651)
Support costs (including taxes)	—	—	(722)	(722)
Personnel costs	(7,518)	(197)	(2,964)	(10,680)
Depreciation, amortization and provisions	(832)	—	(177)	(1,009)
Other	(608)	(16)	(2,585)	(3,209)
Total operating expenses	(23,717)	(563)	(8,499)	(32,779)

18.1.	Personnel costs and headcount

December 31, 2018 (in thousands of euros)	Research and development expenses	Marketing — business development expenses	General and administrative expenses	Total
Wages, salaries and similar costs	(5,085)	(178)	(1,349)	(6,613)
Payroll taxes	(1,981)	(3)	(576)	(2,560)
CICE tax credit	103	—	20	124
Provisions for retirement benefit obligations	(145)	—	(45)	(190)
Share-based compensation expense	(516)	(1)	(316)	(833)
Total personnel costs	(7,625)	(182)	(2,266)	(10,072)

December 31, 2019 (in thousands of euros)	Research and development expenses	Marketing — business development expenses	General and administrative expenses	Total
Wages, salaries and similar costs	(4,908)	(178)	(1,491)	(6,577)
Payroll taxes	(2,206)	(1)	(634)	(2,841)
Provisions for retirement benefit obligations	(95)	—	(61)	(156)
Share-based compensation expense	(868)	(22)	(517)	(1,407)
Total personnel costs	(8,076)	(202)	(2,703)	(10,981)

December 31, 2020 (in thousands of euros)	Research and development expenses	Marketing — business development expenses	General and administrative expenses	Total
Wages, salaries and similar costs	(4,590)	(183)	(1,669)	(6,442)
Payroll taxes	(2,180)	8	(926)	(3,098)
Provisions for retirement benefit obligations	(141)	—	(60)	(202)
Share-based compensation expense	(607)	(22)	(309)	(938)
Total personnel costs	(7,518)	(197)	(2,964)	(10,680)

The Company had 94 employees at December 31, 2020 compared with 88 employees at December 31, 2019 and 113 employees at December 31, 2018.

Note 19. Other Operating Income (expenses)

Other operating income (expenses) break down as follows:

	Year ended December 31,
(in thousands of euros)	2018	2019	2020
Corrective claims - CIR	—	—	2,863
Accrued income from Abbott — payroll taxes	—	68	—
Reversal of restructuring expenses	—	—	43
Total other operating income	—	68	2,905
Provision for risk on payroll taxes	—	(123)	(90)
Restructuring expenses	—	(1,096)	—
Impairment of tax loss carry back	—	—	(333)
CIR provision	—	—	(1,804)
IPO costs and follow-on offering	(2,221)	(323)	(2,881)
Write-down of inventory	(33)	—	—
Total other operating expenses	(2,255)	(1,541)	(5,108)
Other operating income (expenses)	(2,255)	(1,475)	(2,202)

During 2020, other operating income are mainly composed of corrective claims for additional reimbursements of CIR with regard to the years from 2017 to 2019 for a total amount of €2.9 million, requested following the recent decision of the Council of State in July 2020 on the eligibility of subcontracting expenses. These corrective claims are presented in other operating income, as they resulted from a non-recurring event which is independent from the current activity of the Company.

The other operating expenses are mainly composed of:

(i)	additional provisions with regard to tax risk on CIR (See Note 12,” Provisions”)
-	an additional provision in the amount of €0.7 million related to the reassessment of the risk on the CIR for 2017 corresponding to the amount contested by the tax authorities at the date of these financial statements, i.e. €0.9 million;
-	an additional provision in the amount of €1.1 million related to the reassessment of the risk on the CIR for the periods from 2013 to 2015 from €0.4 million to €1.5 million.

(ii)	transaction costs relating to the Nasdaq Global Market IPO, which cannot be deducted from the premiums related to share capital, for €2.8 million (refer to notes 1.2, “Significant events of 2020” and 10.1, “Share capital”);
F-52

(iii)	Full depreciation of tax loss carry back receivable following the reception, on December 15, 2020, of a tax audit adjustment proposal rejecting 2017 deficits carry-back receivable booked by the Company (refer to notes 6 “Other Non-Current Assets”and 12. “Provisions”)

During 2019, other operating income and expenses were mainly due to the Approval and implementation of a redundancy plan in the second half of 2019 following the termination of the systemic sclerosis (SSc) program in February 2019. The Company recorded an expense in a total amount of €1.1 million representing the costs incurred by Inventiva over the period. All costs were incurred in 2019.

Note 20. Financial Income and Expenses

	Year ended December 31,
(in thousands of euros)	2018	2019	2020
Income from cash and cash equivalents	120	157	226
Foreign exchange gains	21	18	40
Fair value variation gains / losses	—	—	1,791
Total financial income	142	175	2,057
Interest cost	(4)	(3)	(66)
Losses on cash and cash equivalents	(202)	—	—
Foreign exchange losses	(36)	(62)	(5,884)
Other financial expenses	(11)	(16)	(8)
Interests costs on discounted liabilities	—	—	(8)
Total financial expenses	(253)	(81)	(5,959)
Net financial income (loss)	(111)	93	(3,902)

As of December 31, 2020, financial income mainly relates to the change in the fair value of foreign currency forwards.

Foreign exchange losses are mainly due to bank accounts denominated in U.S. dollars for an amount of €2.7 million and short-term deposit accounts in U.S. dollars for an amount of €2.8 million, and are explained by the depreciation of the dollar against the euro since the IPO on the Nasdaq Global Market.

Note 21. Income Tax

The income tax rate applicable to the Company is the French corporate income tax rate of 31%.

	Year ended December 31,
(in thousands of euros)	2018	2019	2020
Loss before tax	(33,014)	(30,218)	(33,619)
Theoretical tax rate	33.33%	31%	31%
Tax benefit at theoretical rate	11,004	9,368	10,422
Tax credits	1,435	1,330	2,373
Permanent differences	827	(21)	1,816
Other differences	(269)	(404)	(522)
Non recognition of deferred tax assets related to tax losses and temporary differences	(12,997)	(10,272)	(14,089)
Actual income tax benefit	—	—	—
of which
Current taxes	—	—	—
Deferred taxes	—	—	—
Effective tax rate	—	—	—

Tax credits mainly include the CIR, non-taxable income, classified in other operating income (see Note 17, “Revenues and other income”).

The Company faced a tax loss in the years ended December 31, 2020 and 2019. As the recoverability of these tax losses is not considered probable in subsequent periods due to the uncertainties inherent in the Company’s business, no deferred tax assets were recognized in the financial statements as of December 31, 2020 nor as of December 31, 2019 and 2018.

Note 22. Commitments

22.1	Commitments related to operational activities

Commitments given - financial instruments pledged as collateral

At December 31, 2020, two pledges over cash, for a total amount of €1.7 million were in place:

-	one pledge over cash of €0.7 million was granted by the Company on February 1, 2019, equivalent to 50% of the sum not covered by the indemnity to be received from the Abbott group under the Additional Agreement, and
-	in accordance with the initial undertaking, an additional pledge over cash of €1.0 million was granted by the Company on June 30, 2020, as the dispute to which the guarantee pertains remains unresolved.

The pledges were granted as part of the surety provided by the Company to the French tax authorities in connection with its tax disputes, in the form of a €3.4 million bank guarantee from Crédit Agricole (see Note 12, “Provisions”).

Commitments received - Agreements concerning the provision of facilities

•	Agreement with Novolyze

On October 13, 2015, the Company signed a contract to make its premises and facilities available to Novolyze for a 36-month period beginning October 19, 2015. Pursuant to an amendment signed on October 19, 2016, the monthly rent was increased to €5 thousand as from November 1, 2017, with an annual rate of increase of 2%. Therefore, at December 31, 2020, the total commitment received amounted to €72 thousand and commitments relating to future payments amounted to €58 thousand.

•	Agreement with Genoway

On November 4, 2015, the Company signed a contract to make its premises and facilities available to Genoway for a three-year period beginning December 1, 2015. On July 1, 2017, the contract was amended and extended through June 30, 2019 and then renewable by tacit agreement for a period of three years, putting the next expiry date at June 30, 2022. The contract is no longer renewable for the period 2022 and will expire in March 2021 according to the Company's estimate. The monthly rent was increased to €15 thousand as from December 1, 2017. Therefore, at December 31, 2020, the total commitment received amounted to €185 thousand and commitments relating to future payments amounted to €46 thousand.

•	Agreement with Synthecob

On March 21, 2016, the Company signed a contract to make its research equipment and services available to the company Synthecob for a two-year period beginning April 1, 2016. Pursuant to an amendment signed on January 1, 2017, the monthly rent was increased to €2.4 thousand until March 30, 2018 and then to €2.5 thousand. It was increased again to €2.7 thousand as from September 1, 2018. Therefore, at December 31, 2020, the total commitment received amounted to €33 thousand and commitments relating to future payments amounted to €42 thousand.

22.2	Commitments related to financing activities

At December 31, 2020, the Company completed three future currency contracts for a total amount of USD 60 million to protect its activity against exchange rate fluctuations between the euro and the dollar. As of December 31, 2020, the change in fair value of the three forward currency contracts amounting to €1.8 million and was recognized in other current assets on the balance sheet and through profit and loss as a counterparty. Their main characteristics are presented below:

in thousands of euros	Start date	Date of maturity	Counterpart	Currency	Amount
Commitments given
Forward in U.S. dollars payable	09/03/2020	05/14/2021	Société Générale	USD	20,000,000
Forward in U.S. dollars payable	09/08/2020	05/14/2021	Société Générale	USD	20,000,000
Forward in U.S. dollars payable	10/30/2020	05/14//2021	Crédit Agricole	USD	20,000,000
Commitments received
Forward in euros to be received	09/03/2020	05/14/2021	Société Générale	EUR	16,794,021
Forward in euros to be received	09/08/2020	05/14/2021	Société Générale	EUR	16,794,021
Forward in euros to be received	10/30/2020	05/14//2021	Crédit Agricole	EUR	17,001,020

Note 23. Related-Party Transactions

The table below sets out the compensation awarded to the members of the executive team (including the executive and corporate officers) that was recognized in expenses for the years ended December 31, 2018, 2019 and 2020.

	Year ended December 31,
(in thousands of euros)	2018	2019	2020
Wages and salaries	944	1,113	1,369
Benefits in kind	46	47	42
Pension plan expenses	41	66	77
Share-based compensation expense	354	280	259
Attendance fees	200	206	258
Net total	1,585	1,712	2,005

ISLS Consulting, whose Chairman Jean-Louis Junien was a Company director until May 27, 2019, received €169 thousand, compared to €162 thousand in 2018 within the scope of a consulting service contract. Additionally, on December 14, 2018, the Company’s Board of Directors granted 80,000 share warrants to ISLS Consulting.

Note 24. Basic and Diluted Loss Per Share

Basic earnings (loss) per share are calculated by dividing net income (loss) attributable to owners of the Company by the weighted average number of ordinary shares outstanding during the period.

	Year ended December 31,
(in thousands of euros)	2018	2019	2020
Net loss for the period	(33,014)	(30,218)	(33,619)
Weighted average number of outstanding shares used for computing basic/diluted loss per share	20,540,979	23,519,897	33,874,751
Basic/diluted loss per share (in €)	(1.61)	(1.28)	(0.99)

As the Company recorded a loss in 2018, 2019 and 2020, diluted earnings (loss) per share are identical to basic earnings (loss) per share. Share-based payment plans (BSAs, BSPCEs and AGAs) are not included as their effects would be anti-dilutive.

Note 25. Financial Risk Management

Through its business activities, the Company is exposed to various types of financial risk: foreign exchange risk, credit risk and liquidity risk.

Foreign exchange risk

On July 15, 2020, the Company closed its initial public offering on the Nasdaq Global Market for aggregate gross proceeds of $107.7 million.

The Company decided not to convert the cash obtained through the capital increase into euros, as some of that cash will be used to cover expenses denominated in U.S. dollars over the coming years. Nevertheless, the Company incurs the majority of its expenses in euros and some of its USD cash resources may therefore have to be converted into euros in order to meet its business needs, thereby exposing the Company to foreign exchange risk.

At December 31, 2020, some of the U.S. dollar cash resources have been placed in short-term deposit accounts with maturities of less than six months ($9 million). In addition, the Company has taken the appropriate steps to ensure that hedging instruments can be put in place at any time to protect its activities against exchange rate fluctuations, whenever it deems necessary and in accordance with its investment policy.

At December 31, 2020, the Company completed three foreign currency forward contracts for a total amount of $60 million. Unfavorable exchange rate fluctuations between the euro and the U.S. dollar, which are difficult to forecast, could affect the Company’s financial position. Foreign currency forwards correspond to the change in fair value of the two contracts that have been entered into by the Company to protect against fluctuations in the exchange rate between the euro and the dollar up to $60 million. Forward currency forwards are recognized as a derivative financial instrument not qualified as a hedge within the meaning of IFRS 9. They are initially recorded on the balance sheet at fair value and upon subsequent recognition, the derivatives are measured at fair value and the resulting variations are recognized in financial income (refer to Note 22 “Commitments”).

The table below shows, at December 31, 2020, the sensitivity analysis of the Company's assets dominated in U.S. Dollar under the reasonable assumption of a variation of 5% based on the exchange rate at the closing date, to which the Company is exposed:

(in thousands of euros)	Fair Value as of December 31, 2020	Impact of a 5% change in fair value
Cash and cash equivalents dominated in U.S. Dollar	72,429	(3,449)
Short-term deposit accounts dominated in U.S. Dollar	7,336	(349)

Credit risk

Credit risk arises from cash and cash equivalents and deposits with banks and financial institutions, as well as from client exposures.

The Company’s exposure to credit risk chiefly relates to trade receivables. The Company has put in place a system to monitor its receivables and their payment and clearance.

Generally, the Company is not exposed to a concentration of credit risk given the outstanding trade receivables balance at each reporting date.

Liquidity risk

Liquidity risk management aims to ensure that the Company disposes of sufficient liquidity and financial resources to be able to meet present and future obligations until the fourth quarter of 2022.

The Company prepares short-term cash forecasts and annual operating cash flow forecasts as part of its budget procedures.

Prudent liquidity risk management involves maintaining sufficient liquidity, having access to financial resources through appropriate credit facilities and being able to unwind market positions.

The Company’s operations have consumed substantial amounts of cash since inception. Developing pharmaceutical product candidates, including conducting clinical trials, is expensive, lengthy and risky, and the Company expects its research and development expenses to increase substantially in connection with its ongoing activities. Accordingly, the Company will continue to require substantial additional capital to continue its clinical development activities and potentially engage in commercialization activities.

Note 26. Events After the Reporting Date

Guarantee given to the tax authorities

On January 6, 2021 following the request for a stay of payment of the payroll tax for fiscal years 2016 and 2017, the Company proposed a guarantee to the tax authorities, in the form of a bank guarantee from Crédit Agricole, in the amount of €1.0 million. At the date of approval of these financial statements, the Company is awaiting the response from the French tax authorities.

Tax audit for payroll taxes for fiscal years 2013 to 2015

On January 25, 2021 the Administrative Court of Dijon informed the Company of the dismissal of the contentious claim regarding the amounts claimed for the fiscal years 2013, 2014 and 2015. Abbott leads the defense strategy under the existing agreements. Furthermore, at the date of approval of these financial statements, Abbott has decided not to conduct the appeal procedure with the Administrative Court of Lyon (Tribunal Administratif de Lyon). The Company has two months to conduct the appeal process itself.

On February 10, 2021 the Company requested the payment from Abbott of the €2.0 million corresponding to the maximum amount covered by the indemnity under the Additional Agreement. The Company expects to receive this payment by the end of the first semester of 2021.

On February 11, 2021, the Company received formal notice to pay the amounts due to the French tax authorities under the AMR issued on August 17, 2018 for an amount of €1.9 million.

Provisions for litigation are presented in Note 12. “Provisions” of these financial statements.

Impairment of tax loss carry back

On December 15, 2020, the Company received a tax audit adjustment proposal rejecting 2017 deficits carry-back receivable booked by the Company arguing that the corporate tax due for 2016 was paid by tax reduction and tax credit.

At the date of approval of these financial statements, the Company does not intend to engage additional procedures and has accepted the reassessment. As such, the Company impaired the entire tax loss carry back receivable by €0.3 million.

As a consequence, the total balance of tax loss carryforwards that the Company may use in the future has been increased.

Provisions for litigation are presented in Note 12. “Provisions” of these financial statements.

Tax audit for CIR

On January 7, 2020, the Company initiated mediation on Research Tax Credits 2013 to 2015 reassessment  and received the mediator's response, on January 28, 2021, granting a relief from the tax reassessment of €0.3 million corresponding to the part of the litigation relating to subcontracting considering that the operations of subcontracting carried out by the Company complied with the conditions set by recent decisions of the Council of State. As such, the initial provision has been reassessed from €0.4 million to €1.5 million as of December 31, 2020.

Provisions for litigation are presented in Note 12. “Provisions” of these financial statements.

Creation of Inventiva U.S. subsidiary, Inventiva Inc.

Inventiva Inc. was incorporated in the state of New Jersey on January 5, 2021. Inventiva owns 100% of the stock of its U.S. affiliate. Inventiva Inc. will act as service provider for its parent company in the United States, including in connection with the Phase III clinical trial for lanifibranor, which is planned for the first half of 2021. The affiliate will start its operations at the end of the first quarter with the recruitment of its first employees and in particular the CMO.

This affiliate will be consolidated starting first quarter 2021.

