Form 20-F/A
period 2020-12-31
Inventiva S.A.
filed 2021-03-24
CIK 1756594

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Amendment No. 1)

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

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Explanatory Note

Inventiva S.A. (the “Company”) is filing this Amendment No. 1 (this “Amendment”) to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2020 (the “Form 20-F”), filed with the Securities and Exchange Commission on March 15, 2021 (the “Original Filing Date”), solely for the purpose of amending Item 3.B-Risk Factors and Item 10.E-Taxation of Form 20-F to correct inadvertent typographical errors with respect to the Company’s passive foreign investment company (“PFIC”) status for the year ending December 31, 2020. The discussion of the PFIC analysis and the Company’s potential status as a PFIC in Item 3.B-Risk Factors and Item 10.E-Taxation of Form 20-F inadvertently and incorrectly stated that the Company believes it is a PFIC for the year ended December 31, 2020. Based on the Company’s current estimates of the composition of its income and valuation of its assets for the year ending December 31, 2020, the Company believes that it was not a PFIC for the year ending December 31, 2020.

This Amendment speaks as of the Original Filing Date, and other than as explicitly set forth herein, does not reflect any events that may have occurred subsequent to the Original Filing Date, and does not modify or update in any way any disclosures made in the Form 20-F except as set forth in this explanatory note.

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

Our status as a PFIC will depend on the composition of our income and the composition and value of our assets (which, may be determined in large part by reference to the market value of our ordinary shares and ADSs, which may be volatile) from time to time. With respect to the taxable year ended December 31, 2020, we believe that we were not a PFIC; however, we have not yet determined whether we may be a PFIC in our current taxable year. Our status as a PFIC is a fact-intensive determination made on an annual basis and we cannot provide any assurances regarding our PFIC status for the past, current or future taxable years. If we are characterized as a PFIC, our U.S. holders may suffer adverse tax consequences, including having gains realized on the sale of our ADSs treated as ordinary income, rather than as capital gain and the loss of the preferential rate applicable to dividends received on our ADSs by individuals who are U.S. holders, and having interest charges apply to distributions by us and the proceeds of sales of the ADSs. A U.S. shareholder of a PFIC generally may mitigate these adverse U.S. federal income tax consequences by making a “qualified electing fund,” or QEF, election, or, to a lesser extent, a “mark to market” election. If we determine that we are a PFIC for any taxable year, we will use commercially reasonable efforts to, and currently expect to, provide the necessary information for U.S. holders to make a QEF election. For further discussion of the PFIC rules and the adverse U.S. federal income tax consequences in the event we are classified as a PFIC, see the section of this annual report titled “Item 10. Additional Information-Taxation.”

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

Based on our current estimates of the composition of our income and valuation of our assets for the year ending December 31, 2020, we believe that we were not a PFIC for the year ending December 31, 2020; however, we have not determined whether we may be a PFIC in our current taxable year. Our status as a PFIC is a fact-intensive determination made on an annual basis after the end of each taxable year. Accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status for any prior taxable year, and also expresses no opinion with regard to our expectations regarding our PFIC status in the current taxable year or in the future.

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

The following is a summary of the significant ways in which our corporate governance practices differ from those followed by U.S. companies listed on Nasdaq:

•	Audit Committee. As a foreign private issuer, we are required to comply with Rule 10A-3 of the Exchange Act, relating to audit committee composition and responsibilities. Rule 10A-3 provides that the audit committee must have direct responsibility for the nomination, compensation and choice of our auditors, as well as control over the performance of their duties, management of complaints made, and selection of consultants. However, if the laws of a foreign private issuer’s home country require that any such matter be approved by the board of directors or the shareholders, the audit committee’s responsibilities or powers with respect to such matter may instead be advisory. Under French law, the audit committee may only have an advisory role and appointment of our statutory auditors, in particular, must be decided by the shareholders at our annual meeting.

•	Quorum Requirements. Nasdaq rules require that a listed company specify that the quorum for any meeting of the holders of common stock be at least 331/3% of the outstanding shares of the company’s voting stock. Consistent with French law, our bylaws provide that a quorum requires the presence of shareholders having at least (1) 20% of the shares entitled to vote in the case of an ordinary shareholders’ general meeting or at an extraordinary shareholders’ general meeting where shareholders are voting on a capital increase by capitalization of reserves, profits or share premium, or (2) 25% of the shares entitled to vote in the case of any other extraordinary shareholders’ general meeting. If a quorum is not present, the meeting is adjourned. There is no quorum requirement when an ordinary general meeting is reconvened, but the reconvened meeting may consider only questions which were on the agenda of the adjourned meeting. When an extraordinary general meeting is reconvened, the quorum required is 20% of the shares entitled to vote, except where the reconvened meeting is considering capital increases through capitalization of reserves, profits or share premium. For these matters, no quorum is required at the reconvened meeting. If a quorum is not present at a reconvened meeting requiring a quorum, then the meeting may be adjourned for a maximum of two months.

Item 16H.	Mine Safety Disclosure.

Not applicable.

PART III

Item 17.	Financial Statements.

See pages F-1 through F-63 of this annual report.

Item 18.	Financial Statements.

Not applicable.

Item 19.	Exhibits.

		Incorporation by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date
1.2	Bylaws of the registrant (English translation).	F-1	333-239312	3.1	06/19/20

2.2	Deposit Agreement	F-6	333-239477	1	06/26/20

2.3	Form of American Depositary Receipt	F-6	333-239477	1	06/26/20

2.4	Description of Securities	20-F	001-39374	2.4	03/15/21

4.1†	Summary of BSA 2017, BSA 2018 and BSA 2019 Plans	F-1	333-239312	10.1	06/19/20

4.2†	Summary of BSPCE Plan	F-1	333-239312	10.2	06/19/20

4.3†	2018-2 and 2018-3 Free Share Plans (English Translation)	F-1	333-239312	10.3	06/19/20

8.1	List of subsidiaries of the registrant	20-F	001-39374	8.1	03/15/21

12.1*	Certification by the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith.

**	Furnished herewith.

†	Indicates a management contract or any compensatory plan, contract or arrangement.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing this Amendment No. 1 to Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

INVENTIVA S.A.

By:	/s/ Frédéric Cren
Frédéric Cren
Chief Executive Officer

Date: March 24, 2021

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

