Form 20-F
period 2021-12-31
Inventiva S.A.
filed 2022-03-11
CIK 1756594

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

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

Ordinary shares: 40,873,551 shares outstanding as of December 31, 2021

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

Our audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. Our consolidated financial statements included in this annual report are presented in euros and, unless otherwise specified, all monetary amounts are in euros. All references in this annual report to “$,” “US$,” “U.S.$,” “U.S. dollars,” “dollars” and “USD” mean U.S. dollars and all references to “€” and “euros,” mean euros, unless otherwise noted. Throughout this annual report, references to ADSs mean ADSs or ordinary shares represented by such ADSs, as the case may be.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F, or annual report, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on our management’s beliefs and assumptions and on information currently available to our management. All statements other than present and historical facts and conditions contained in this annual report, including statements regarding our future results of operations and financial positions, business strategy, plans and our objectives for future operations, are forward-looking statements. When used in this annual report, the words “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “intend,” “is designed to,” “may,” “might,” “plan,” “will,” “would,” “potential,” “predict,” “objective,” “should,” or the negative of these and similar expressions identify forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•	our plans to develop and commercialize our product candidates;
•	the timing of initiation of our planned clinical trials;
•	the timing of the availability of data from our clinical trials;
•	the timing of any planned investigational new drug, or IND, application or new drug application, or NDA;
•	our plans to research, develop and commercialize our current and future product candidates;
•	our ability to successfully cooperate with existing partners or enter into new partnerships, and to fulfill our obligations under any such partnership agreements;
•	our ability to enter into a partnership with a third party for the development and commercialization of odiparcil;
•	the plans of our partner, AbbVie Inc., or AbbVie, to develop and commercialize cedirogant;
•	the amount and timing of any regulatory and commercial milestone payments, or royalty payments, for cedirogant;
•	the clinical utility, potential benefits and market acceptance of our product candidates;
•	our commercialization, marketing and manufacturing capabilities and strategy;
•	our ability to identify additional products or product candidates with significant commercial potential;
•	our expectations related to the sufficiency of our capital resources;
•	developments and projections relating to our competitors and our industry;
•	the impact of government laws and regulations;
•	the potential effects of the recent COVID-19 pandemic on our business and, operations and clinical development timelines and plans;
•	our intellectual property position;
•	our estimate regarding future revenue, expenses, capital requirements and need for additional financing; and
●	unfavorable conditions in our industry, the global economy or global supply chain, including financial and credit market fluctuations, international trade relations, political turmoil, natural catastrophes, warfare (such as the conflict involving Russia and Ukraine), and terrorist attacks; and

•	other risks and uncertainties, including those listed in this annual report under the caption “Risk Factors.”

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
•

We have conducted, and continue to conduct, clinical trials, including our NASH lanifibranor Phase III, or NATiV3, trial in various jurisdictions, including Ukraine, Russia and other Eastern European countries, and geopolitical events, such as the conflict between Russia and Ukraine could delay the initiation, enrollment and completion of our clinical trials on anticipated timelines or at all.

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

•	We face significant competition for our drug discovery and development efforts, and if we do not compete effectively, our commercial opportunities will be reduced or eliminated.
•	We may encounter substantial delays in our clinical trials or we may fail to demonstrate safety and efficacy to the satisfaction of applicable regulatory authorities.

•	We rely completely on third parties to manufacture our pre-clinical and clinical drug supplies and we intend to rely on third parties to produce commercial supplies of any approved product candidate.
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

A.  [Reserved]

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

We are a clinical-stage biotechnology company and we have not yet generated any revenue from product sales. Pharmaceutical product development is a highly speculative undertaking and involves a substantial degree of uncertainty. Our operations to date have been limited to developing our technology and undertaking clinical trials of our product candidates lanifibranor and odiparcil, and pre-clinical and clinical studies of other compounds in development. Lanifibranor is in clinical development and has not been approved for sale and we may never have any product approved for commercialization. We decided to focus our clinical efforts on the development of lanifibranor and suspend our clinical efforts relating to odiparcil, and we are reviewing available options to optimize potential further development of odiparcil for the treatment of MPS VI and may seek a third-party partner to help pursue the development and commercialization of odiparcil. We have not yet demonstrated an ability to overcome many of the risks and uncertainties frequently encountered by companies in new and rapidly evolving fields, particularly in the pharmaceutical area. Consequently, the ability to predict our future operating results or business prospects is more limited than if we had a longer operating history or approved products on the market.

Our ability to generate revenue from product sales and achieve and maintain profitability depends on our ability, alone or with any future partners, to successfully complete the development of, and obtain the regulatory approvals necessary to commercialize, lanifibranor, odiparcil and any additional product candidates that we may pursue in the future. Currently, lanifibranor is our only product candidate in clinical development. Our prospects, including our ability to finance our operations and generate revenue from product sales, therefore will depend substantially on the development and commercialization of lanifibranor, as other programs in our pre-clinical portfolio are still in earlier stages of development. Since our inception in 2011, the majority of our revenue has been derived from our reliance on research partnerships unrelated to lanifibranor, and we do not anticipate generating revenue from product sales for the next several years, if ever. Our ability to generate revenue from product sales depends heavily on our or any future partners’ success in:

•	timely and successful completion of clinical development of lanifibranor, our current clinical-stage product candidate, cedirogant, or any future product candidates;
•	obtaining and maintaining regulatory and marketing approvals for lanifibranor and any future product candidates for which we successfully complete clinical trials;
•

launching and commercializing any product candidates for which we obtain regulatory and marketing approval by establishing a sales force, marketing and distribution infrastructure or, alternatively, cooperating with a commercialization partner;

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

•	effectively addressing any competing technological and market developments;
•	implementing additional internal systems and infrastructure, as needed;
•	negotiating favorable terms in any partnership, licensing or other arrangements into which we may enter, and performing our obligations pursuant to such arrangements;
•	maintaining, protecting and expanding our portfolio of intellectual property rights, including patents, trade secrets and know-how;
•	avoiding and defending against third-party interference or infringement claims; and
•	attracting, hiring and retaining qualified personnel.

We have incurred significant losses since our inception and anticipate that we will continue to incur significant losses for the foreseeable future. We have never generated any revenue from product sales and may never achieve or maintain profitability.

We have incurred significant operating losses since our inception in 2011. We incurred net losses of €49.6 million, €33.6 million and €30.2 million for the years ended December 31, 2021, 2020 and 2019, respectively. We expect to continue to incur significant expenses and increasing operating losses for the foreseeable future. We have devoted substantially all of our efforts to acquisition and pre-clinical and clinical development of our product candidates, as well as to building our intellectual property portfolio, research programs, management team and infrastructure. It could be several years, if ever, before we or our partners have a commercialized product and our commercialized products, if any, may not be profitable. The net losses we incur may fluctuate significantly from quarter to quarter and year to year. We anticipate that our expenses will increase significantly in connection with our ongoing activities as we:

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

In order to become and remain profitable, we will need to develop and eventually commercialize, on our own or with partners, one or more product candidates with significant market potential. This will require us to be successful in a range of challenging activities, including completing clinical trials of our product candidates, developing commercial scale manufacturing processes, obtaining marketing approval, manufacturing, marketing and selling any current and future product candidates for which we may obtain marketing approval, and satisfying any post-marketing requirements. We may never succeed in any or all of these activities and, even if we do, we may never generate revenue from product sales or achieve profitability.

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

Our operations have consumed substantial amounts of cash since inception. We are currently conducting Phase III development for lanifibranor. Developing pharmaceutical product candidates, including conducting clinical trials, is expensive, lengthy and risky, and we expect our research and development expenses to increase substantially in connection with our ongoing activities, particularly as we advance through later stages of clinical development. We will require substantial additional future capital in order to complete clinical development and, if we are successful, to commercialize any of our current product candidates. Accordingly, we will continue to require substantial additional capital to continue our clinical development activities and potentially engage in commercialization activities. Because successful development of our product candidates is uncertain, we are unable to estimate the actual funds we will require to complete research and development and commercialize our product candidates.

The amount and timing of our future funding requirements will depend on many factors, including but not limited to:

•	the progress, costs, results of and timing of our ongoing and planned clinical trials;
•

our ability to reach milestones under our existing partnership arrangements or enter into additional partnership agreements that would generate milestone payments, licensing fees or other sources of income;

•

the willingness of the FDA, EMA and other comparable regulatory authorities to accept our clinical trials and pre-clinical studies and other work as the basis for review and approval of product candidates;

•	the outcome, costs and timing of seeking and obtaining regulatory approvals from the FDA, EMA and other comparable regulatory authorities;
•	the need for additional or expanded pre-clinical studies and clinical trials beyond those that we envision conducting with respect to our current and future product candidates;
•	the success of our current partners and any future partners, and the economic and other terms of any licensing, cooperation or other similar arrangements into which we may enter;
•	the number of product candidates and indications that we pursue;
•	the timing and costs associated with manufacturing our product candidates for clinical trials and pre-clinical studies and, if approved, for commercial sale;
•	the timing and costs associated with establishing sales and marketing capabilities;
•	market acceptance of any approved product candidates;
•	the costs of acquiring, licensing or investing in additional businesses, products, product candidates and technologies;
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

As of December 31, 2021, we had €86.6 million of cash and cash equivalents and €8.8 million of short-term deposits.

We estimate that we will be able to fund our operating expenses and capital expenditure requirements through the first quarter of 2023 based on (i) our existing cash and cash equivalents, (ii) our short-term deposits amounting to €8.8 million as of December 31, 2021, (iii) the milestone payment for the Phase IIb clinical study with cedirogant by AbbVie in the amount of €4 million we received in January 2022, and (iv) a reimbursement of CIR we expect to receive in 2022 for a total amount of €4.4 million. This estimate is based on our current business plan and does not include any potential milestones payable to or from us, nor any additional expenditures related to the potential continued development of odiparcil or resulting from the potential in-licensing or acquisition of additional product candidates or technologies, or any associated development we may pursue. This period could be shortened if there are any significant increases beyond our expectations in spending on development programs or more rapid progress of development programs than anticipated. We may have based this on assumptions that are incorrect and we may end up using our resources sooner than anticipated. We expect that we will need to raise substantial additional funds in the future. Any additional fundraising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to develop and, if approved, commercialize our product candidates. In addition, our ability to raise necessary financing could be impacted by the COVID-19 pandemic and its effects on market conditions. in addition to market impacts as a result of geopolitical events, including relating to Russia's invasion of Ukraine. If we are unable to obtain funding on a timely basis, we may be required to significantly curtail, delay or discontinue one or more of our research or development programs or the commercialization of any approved product or be unable to expand our operations or otherwise capitalize on our business opportunities, as desired, which could impair our growth prospects.

Raising additional capital may cause dilution to our existing shareholders, restrict our operations or require us to relinquish rights to our product candidates or technologies.

We may seek additional funding through a combination of equity offerings, debt financings, partnerships and/or licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect the rights of our shareholders. The incurrence of additional indebtedness and/or the issuance of certain equity securities could result in increased fixed payment obligations and could also result in certain additional restrictive covenants, such as limitations on our ability to incur additional debt and/or issue additional equity, limitations on our ability to acquire or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. In addition, issuance of additional equity securities, or the possibility of such issuance, may cause the market price of our ordinary shares or ADSs to decline. In the event that we enter into partnerships and/or licensing arrangements in order to raise capital, we may be required to accept unfavorable terms, including relinquishing or licensing to a third party on unfavorable terms our rights to technologies or product candidates that we otherwise would seek to develop or commercialize ourselves or potentially reserve for future potential arrangements when we might be able to achieve more favorable terms. Additional funding may not be available to us on acceptable terms, or at all. If we are unable to obtain funding on a timely basis, we may be required to significantly curtail one or more of programs or cease operations altogether.

In addition, we have issued, and may in the future issue additional, equity securities as consideration for business development transactions, which may also dilute our existing shareholders’ or holders of our ADSs ownership interests. In August 2021, we filed a shelf registration statement on Form F-3, or the Shelf Registration Statement, pursuant to which we may offer and sell ordinary shares, ADSs representing ordinary shares and warrants to purchase ordinary shares or ADSs for aggregate gross sale proceeds of up to $300.0 million, of which we may offer and sell up to $100.0 million from time to time pursuant to an “At-The-Market” sales agreement we entered into in August 2021 with Jefferies LLC, as agent, subject to the terms and conditions described in the sales agreement and SEC rules and regulations. We raised $30 million in gross proceeds through that program in September 2021 and $1.9 million in October 2021. If we make further sales under our “At-The-Market” offering program or the Shelf Registration Statement, or otherwise the sales could dilute our shareholders, reduce the price of our ordinary shares or ADSs, or impede our ability to raise future capital.

If we raise additional funds through partnerships, strategic alliances or marketing, distribution or licensing arrangements with third parties, we may have to relinquish valuable rights, future revenue streams, products or product candidates or grant licenses on terms that may not be favorable to us. If we choose to pursue a partnership for any of our product candidates, we may be required to relinquish certain valuable rights depending on the terms of such a transaction. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to grant rights to develop and market products or product candidates that we would otherwise prefer to develop and market ourselves.

Risks Related to Product Development, Regulatory Approval and Commercialization

We are heavily dependent on the success of our product candidate lanifibranor. We cannot give any assurance that any product candidate, or any other compounds in development, will successfully complete clinical trials, receive regulatory approval or be commercialized.

We do not have any drugs that have received regulatory approval and may never be able to develop marketable products. We expect that a substantial portion of our efforts and expenses for the foreseeable future will be devoted to the clinical development of lanifibranor, and as a result, our business currently depends heavily on the successful development, regulatory approval and commercialization of this product candidate. The development of lanifibranor has been and will continue to be a time-consuming and costly process, and may leave us with insufficient resources to advance other programs. In 2020, we decided to focus our clinical efforts on the development of lanifibranor and suspend our clinical efforts relating to odiparcil. We cannot be certain that lanifibranor will receive regulatory approval or be successfully commercialized, even if we receive regulatory approval. The research, testing, manufacturing, safety, efficacy, labeling, approval, sale, marketing and distribution of our product candidates are, and will remain, subject to comprehensive regulation by the FDA in the United States, the European Union and EMA in Europe and regulatory authorities in other countries, with regulations differing from country to country.

We will not be permitted to market our drug candidates in the United States or Europe until we receive approval of an NDA from the FDA or a marketing authorization application, or MAA, from the European Commission (based on the positive opinion of the EMA), respectively. We have not submitted any marketing applications for any of our product candidates. NDAs and MAAs must include extensive preclinical and clinical data and supporting information to establish the drug candidate’s safety and effectiveness for each desired indication. NDAs and MAAs must also include significant information regarding the chemistry, manufacturing and controls for the drug. Obtaining approval of a NDA or a MAA is a lengthy, expensive and uncertain process, and we may not be successful in obtaining approval. We have received a fast track and breakthrough therapy designation from the FDA for the development of lanifibranor for the treatment of NASH. In September 2021, the FDA decided that this designation also encompasses the treatment of NASG with compensated cirrhosis. While the fast track designation for lanifibranor in NASH permits close and regular contact between us and the FDA, the FDA and the EMA review processes can take more than one year to complete and approval is never guaranteed. If we submit a NDA to the FDA, the FDA must decide whether to accept or reject the submission for filing, before even reviewing the scientific basis. Regulators of other jurisdictions, such as the EMA, have their own procedures for approval of drug candidates. Failure to obtain regulatory approval for lanifibranor or odiparcil in the United States, Europe or other jurisdictions by us or our potential partners will prevent us from commercializing and marketing lanifibranor or odiparcil in such jurisdictions.

Even if we were to successfully obtain approval from the FDA, EMA and comparable foreign regulatory authorities for our product candidates, any approval might contain significant limitations related to use restrictions for specified age groups, warnings, precautions or contraindications, or may be subject to burdensome post-approval study or risk management requirements. Furthermore, even if we or our future partners obtain regulatory approval for lanifibranor or odiparcil, we will still need to develop a commercial infrastructure, or otherwise develop relationships with partners to commercialize, establish a commercially viable pricing structure and obtain coverage and adequate reimbursement from third-party payors, including and government healthcare programs. If we, or our future partners, are unable to successfully commercialize lanifibranor or odiparcil, we may not be able to generate sufficient revenue to continue our business.

We may seek accelerated approval from FDA and conditional authorization from EMA if our Phase III NATiV3 trial of lanifibranor for NASH is successful at the 72 week endpoint, but even if granted, accelerated approval and conditional authorization require completion of the trial to obtain full approval.

If the Part 1 data from our NATiV3 Phase III clinical trial of lanifibranor for NASH are positive, we intend to seek approval under the FDA’s accelerated approval pathway and the EMA’s conditional authorization pathway. A product may be eligible for accelerated approval if it treats a serious or life-threatening condition, generally provides a meaningful advantage over available therapies, and demonstrates an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit. As a condition of approval, the FDA may require that a sponsor of a product receiving accelerated approval perform adequate and well-controlled post-marketing clinical trials. These confirmatory trials must be completed with due diligence. In addition, the FDA currently requires as a condition for accelerated approval pre-approval of promotional materials, which could adversely impact the timing of the commercial launch of the product. Even if we do receive accelerated approval or conditional authorization, we may not experience a faster development or regulatory review or approval process, and receiving accelerated approval does not provide assurance of ultimate full FDA or EMA approval.

Due to our limited resources and access to capital, we must and have in the past decided to prioritize development of certain product candidates; these decisions may prove to have been wrong and may adversely affect our revenues.

Because we have limited resources and access to capital to fund our operations, we must decide which product candidates to pursue and the amount of resources to allocate to each. As such, we are currently primarily focused on the development of lanifibranor. Our decisions concerning the allocation of research, partnership, management and financial resources toward particular compounds, product candidates or therapeutic areas may not lead to the development of viable commercial products and may divert resources away from better opportunities. For example, we recently decided to focus our clinical efforts on the development of lanifibranor. As part of this decision, we suspended our clinical efforts relating to odiparcil. In addition, we previously committed resources to pursuing the development of lanifibranor for the treatment of patients with systemic sclerosis, or SSc, through clinical trials. However, following the results of a Phase IIb clinical trial of lanifibranor for the treatment of SSc, we ceased development of lanifibranor in this indication in February 2019. Similarly, our potential decisions to delay, terminate or partner with third parties in respect of certain product development programs, including regarding the suspension of our development of odiparcil, may also prove not to be optimal and could cause us to miss valuable opportunities. If we make incorrect determinations regarding the market potential of our product candidates or misread trends in the pharmaceutical industry, our business, financial condition and results of operations could be materially adversely affected.

The clinical and commercial success of lanifibranor , as well as our other product candidates, will depend on a number of factors, many of which are beyond our control, and we or our partners may be unable to complete the development or commercialization of our product candidates or our other compounds in development.

The clinical and commercial success of lanifibranor , as well as our other product candidates and compounds in development will depend on a number of factors, including the following:

•	the timely completion of pre-clinical studies and clinical trials by us and our partners;
•	our and our partners’ ability to demonstrate the safety and efficacy of our product candidates to the satisfaction of the relevant regulatory authorities;
•

whether we or our partners are required by the FDA or other regulatory authorities to conduct additional pre-clinical studies or clinical trials, and the scope and nature of such studies or trials, prior to approval to market our products;

•	the timely receipt of necessary marketing approvals from the FDA, the EMA and other comparable regulatory authorities, including pricing and reimbursement determinations;
•

the ability to successfully commercialize our product candidates, if approved, for marketing and sale by the FDA, the EMA or other comparable regulatory authorities, whether alone or in partnership with others;

•

our ability and the ability of our third party manufacturing partners to manufacture quantities of our product candidates at quality levels necessary to meet regulatory requirements and at a scale sufficient to meet anticipated demand at a cost that allows us to achieve profitability;

•	our and our partners’ success in educating health care providers and patients about the benefits, risks, administration and use of our product candidates, if approved;
•	acceptance of our product candidates, if approved, as safe and effective by patients and the healthcare community;
•	the achievement and maintenance of compliance with all regulatory requirements applicable to our product candidates;
•	the maintenance of an acceptable safety profile of our products following any approval;
•	the availability, perceived advantages, relative cost, relative safety, and relative efficacy of alternative and competitive treatments;
•	our and our partners’ ability to obtain and sustain coverage and an adequate level of pricing or reimbursement for our products by third party payors;
•	our and our partner’s ability to enforce successfully the intellectual property rights for our product candidates and against the products of potential competitors; and
•

our and our partner’s ability to avoid or succeed in third party claims, including patent infringement claims, and patent interference, reexamination, post grant review, derivation, and opposition proceedings, and other proceedings at the USPTO and foreign patent offices.

Many of these factors are beyond our control. Accordingly, we cannot assure you that we will ever be able to achieve profitability through the sale of, or royalties from, our product candidates. If we or our partners are not successful in obtaining approval for and commercializing our product candidates, or are delayed in completing those efforts, our business and operations would be adversely affected.

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

Although the FDA may accept data from clinical trials conducted outside the United States, acceptance of this data is subject to certain conditions imposed by the FDA. Furthermore, while these clinical trials are subject to applicable local laws, FDA acceptance of the data will be dependent upon its determination that the trials also comply with all applicable U.S. laws and regulations. There can be no assurance that the FDA will accept data from trials conducted outside of the United States. If the FDA does not accept the data from any clinical trials that we or our partners conduct outside the United States, it would likely result in the need for additional clinical trials, which would be costly and time-consuming and delay or permanently halt our ability to develop and market these or other product candidates in the United States. We have not obtained regulatory approval for any product candidate and it is possible that none of our existing product candidates or any product candidates we may seek to develop in the future will ever obtain regulatory approval.

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
•

the data collected from clinical trials of our product candidates may not be sufficient to support the submission of an NDA or other submission or to obtain regulatory approval in the United States, Europe or elsewhere;

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

This lengthy approval process as well as the unpredictability of future clinical trial results may result in our or our partners’ failure to obtain regulatory approval to market lanifibranor and/or other product candidates, which would harm our business, results of operations and prospects significantly. In addition, even if we were to obtain approval, regulatory authorities may approve any of our product candidates for fewer or more limited indications than we request, may grant approval contingent on the performance of costly post-marketing clinical trials, or may approve a product candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate. In certain jurisdictions, regulatory authorities may not approve the price we intend to charge for our products. Any of the foregoing scenarios could materially harm the commercial prospects for our product candidates.

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

Any government investigation of alleged violations of law could require us to expend significant time and resources in response and could generate negative publicity. The occurrence of any event or penalty described above may inhibit our or our partners’ ability to develop or commercialize lanifibranor or other product candidates, and harm our business, financial condition and results of operations.

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

Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical trial process. Although product candidates may demonstrate promising results in early clinical (human) trials and pre-clinical (animal) studies, they may not prove to be effective in subsequent clinical trials. For example, testing on animals may occur under different conditions than testing in humans and therefore the results of animal studies may not accurately predict human experience. Likewise, early clinical studies may not be predictive of eventual safety or effectiveness results in larger-scale pivotal clinical trials. The results of pre-clinical studies and previous clinical trials as well as data from any interim analysis of ongoing clinical trials of our product candidates, as well as studies and trials of other products with similar mechanisms of action to our product candidates, may not be predictive of the results of ongoing or future clinical trials. There can be significant variability in safety and/or efficacy results between different trials of the same product candidate due to numerous factors, including changes in trial protocols, differences in composition of the patient populations, adherence to the dosing regimen and other trial protocols and the rate of dropout among clinical trial participants. For example, certain of the completed clinical trials for lanifibranor were conducted in patients with type 2 diabetes, which is a different indication than we are currently pursuing. The results generated in trials for lanifibranor in this other indication do not ensure that the current or future clinical trials for lanifibranor in NASH will continue to demonstrate similar safety and/or efficacy results.

In addition, we did not control the pre-clinical and clinical development of lanifibranor and odiparcil prior to 2012 and we have relied on Abbott Laboratories, or Abbott, and Abbott’s partners to have conducted such research and development in accordance with the applicable protocol, legal, regulatory and scientific standards, having accurately reported the results of all clinical trials conducted prior to our acquisition of lanifibranor and odiparcil, and having correctly collected and interpreted the data from these studies and trials. To the extent any of these has not occurred, expected development time and costs may be increased which could adversely affect any future revenue from lanifibranor and odiparcil by us or our partners.

Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through pre-clinical studies and earlier clinical trials. In addition to the safety and efficacy traits of any product candidate, clinical trial failures may result from a multitude of factors including flaws in trial design, dose selection, placebo effect and patient enrollment criteria. A number of companies in the pharmaceutical industry have suffered significant setbacks in advanced clinical trials due to lack of efficacy or adverse safety profiles, notwithstanding promising results in earlier trials, and it is possible that we will as well. Based upon negative or inconclusive results, we or our partners may decide, or regulators may require us, to conduct additional clinical trials or pre-clinical studies. For example, we previously pursued the development of lanifibranor for the treatment of patients with SSc. However, following the results of our Phase IIb clinical trial of lanifibranor for the treatment of SSc, we ceased development of lanifibranor in this indication in February 2019. In addition, data obtained from trials and studies are susceptible to varying interpretations, and regulators may not interpret our data as favorably as we do, which may delay, limit or prevent regulatory approval.

We may encounter substantial delays in our clinical trials or we may fail to demonstrate safety and efficacy to the satisfaction of applicable regulatory authorities.

We may experience delays in our ongoing clinical trials and we do not know whether planned clinical trials will begin on time, need to be redesigned, enroll patients on time or be completed on schedule, if at all. We previously experienced such delays with the initiation of our recently completed Phase IIb clinical trial of lanifibranor in patients with NASH and our Phase 1b/II clinical trial of odiparcil in a pediatric population with MPS VI, as well as delays in our plans to report data related to each of these trials. For example, the recruitment and screening of new patients for the Phase II trial of lanifibranor in Non-Alcoholic Fatty Liver Disease, or NAFLD, was temporarily suspended due to the COVID-19 pandemic, and the trial results are now expected in the second half of 2022, as opposed to the first half of 2022 as previously expected. In addition, currently there is a conflict involving Russia and Ukraine, and our NATiV3 clinical trial of lanifibranor includes trial sites located in Ukraine, Russia and other Eastern European countries. This may impact our ability to conduct our Phase III trial in Ukraine, Russia and potentially in other Eastern European countries, and may prevent us from enrolling patients and conducting clinical trial activities at sites in these countries. This could negatively impact the anticipated timing and completion of our clinical trials and/or analyses of clinical results, which could materially harm our business. In addition, clinical trials can be delayed for a variety of reasons, including delays related to:

•	obtaining regulatory approval to commence a trial;

•

reaching agreement on acceptable terms with prospective contract research organizations, or CROs, and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

•	obtaining Institutional Review Board, or IRB, or ethics committee approval at each site;
•	obtaining regulatory concurrence on the design and parameters for the trial;
•	obtaining approval for the designs of our clinical development programs for each country targeted for trial enrollment;
•	recruiting suitable patients to participate in a trial, which may be impacted by the number of competing trials that are enrolling patients;
•	having patients complete a trial or return for post-treatment follow-up;
•	clinical sites deviating from trial protocol or dropping out of a trial;
•	adding new clinical trial sites;
•	manufacturing sufficient quantities of product candidate or obtaining sufficient quantities of comparator drug for use in clinical trials;
•	the availability of adequate financing and other resources; or
•	the COVID-19 pandemic and related responses and measures.

We could encounter delays if a clinical trial is suspended or terminated by us, by the IRBs or ethics committees of the institutions in which such trials are being conducted, by the data and safety monitoring board for such trial or by the FDA, the EMA or other comparable regulatory authorities. A suspension or termination may be imposed due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA, the EMA or other comparable regulatory authorities resulting in the imposition of a clinical hold, safety issues or adverse side effects, failure to demonstrate a benefit from using a drug, changes in governmental regulations or administrative actions, manufacturing issues or lack of adequate funding to continue the clinical trial. For example, it is possible that safety issues or adverse side effects could be observed in our trials for lanifibranor in NASH, which could result in a delay, suspension or termination of those trials. If we experience delays in the completion of, or termination of, any clinical trial of our product candidates, the commercial prospects of our product candidates will be harmed, and our ability to generate product revenues from any of these product candidates will be delayed. For example, we decided to focus our clinical efforts on the development of lanifibranor. As part of this decision, we suspended our clinical efforts relating to odiparcil. In addition, any delays in completing our clinical trials will increase our costs, slow down our product candidate development and approval process and jeopardize our ability to commence product sales and generate revenues. Any of these occurrences may harm our business, financial condition and prospects significantly. In addition, many of the factors that cause or lead to a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates.

If lanifibranor or any other product candidate is found to be unsafe or lack efficacy, we will not be able to obtain regulatory approval for it and our business would be materially harmed. For example, if the results of our Phase III clinical trial for lanifibranor in NASH do not achieve the primary efficacy endpoints or demonstrates unexpected safety findings, the prospects for approval of lanifibranor, as well as the price of our ordinary shares or ADSs, would be materially and adversely affected.

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

Enrollment and retention of patients in clinical trials is an expensive and time-consuming process and could be made more difficult or rendered impossible by multiple factors outside our control, including difficulties in identifying NASH and psoriasis patients and significant competition for recruiting NASH and psoriasis patients in clinical trials.

Identifying and qualifying patients to participate in our clinical trials is critical to our success. We may encounter delays in enrolling, or be unable to enroll, a sufficient number of patients to complete any of our clinical trials, and even once enrolled we may be unable to retain a sufficient number of patients to complete any of our trials. In particular, as a result of the inherent difficulties in diagnosing NASH and the significant competition for recruiting NASH patients in clinical trials, we experienced delays in recruiting patients with NASH for our recently completed trial of lanifibranor in that indication and we or our potential future partners may be unable to enroll the patients we need to complete clinical trials on a timely basis, or at all. These challenges could be exacerbated if the FDA or EMA require us or our partners to conduct pivotal trials of lanifibranor in larger patient populations than we anticipate.

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

In addition, we have received Rare Pediatric Disease Designation from the FDA for odiparcil for the treatment of MPS VI. The FDA defines a “rare pediatric disease” as a serious or life-threatening disease in which the serious or life-threatening manifestations primarily affect individuals aged from birth to 18 years and the disease affects fewer than 200,000 individuals in the United States or affects more than 200,000 in the United States and for which there is no reasonable expectation that the cost of developing and making in the United States a drug for such disease or condition will be received from sales in the United States of such drug. Under the FDA’s Rare Pediatric Disease Priority Review Voucher, or PRV, program, upon the approval of a NDA for the treatment of a rare pediatric disease, the sponsor of such application would be eligible for a Rare Pediatric Disease PRV that can be used to obtain priority review for a subsequent NDA. The PRV may be sold or transferred an unlimited number of times. Congress has extended the PRV program, with potential for PRVs to be granted until September 30, 2026. This program has been subject to criticism, including by the FDA, and it is possible that the value of any such PRV may decrease such that we are not able to realize the benefits of such PRV, even if obtained.

Fast Track and Breakthrough Therapy Designations from the FDA may not actually lead to a faster development or regulatory review or approval process.

The FDA has granted Fast Track and Breakthrough Therapy Designations to lanifibranor for the treatment of patients with NASH.

If a product is intended for the treatment of a serious or life-threatening condition and the product demonstrates the potential to address unmet medical needs for this condition, the product sponsor may apply for Fast Track Designation. Similarly, breakthrough therapy designation may be requested and granted for products that are intended, alone or in combination with one or more other products, to treat a serious or life-threatening condition and preliminary clinical evidence indicates that the product may demonstrate substantial improvement over currently approved therapies on one or more clinically significant endpoints. Even though we have received Fast Track and Breakthrough Therapy Designations for lanifibranor for the treatment of NASH we may not experience a faster development process, review or approval compared to conventional FDA procedures and these designations do not change the approval standards of the FDA. The FDA may withdraw such designations if it believes that the designation is no longer supported by data from our clinical development program.

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

In the event of successful development of lanifibranor or any other product candidates in those indications where we can do so in a capital efficient manner, we may elect to build a targeted specialty sales force which will be expensive and time consuming. Any failure or delay in the development of our internal sales, marketing and distribution capabilities would adversely impact the commercialization of these products. With respect to our product candidates for larger indications, we may partner with third parties that have direct sales forces and established distribution systems, either to augment our own sales force and distribution systems or in lieu of our own sales force and distribution systems. If we are unable to enter into partnerships with third parties for the commercialization of approved products, if any, on acceptable terms or at all, or if any such partner does not devote sufficient resources to the commercialization of our product or otherwise fails in commercialization efforts, we may not be able to successfully commercialize any of our product candidates that receive regulatory approval. If we are not successful in commercializing our product candidates, either on our own or through partnerships with one or more third parties, our future revenue will be materially and adversely impacted.

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

There is significant uncertainty related to the third-party coverage and reimbursement of newly approved drugs. To the extent that we retain commercial rights following clinical development, we would seek approval to market our product candidates in the United States, the European Union and other selected jurisdictions. Market acceptance and sales of our product candidates, if approved, in both domestic and international markets will depend significantly on the availability of coverage and adequate reimbursement from third-party payors for any of our product candidates and may be affected by existing and future healthcare reform measures. Government authorities and other third-party payors, such as private health insurers and health maintenance organizations, decide which drugs they will cover and establish payment levels. We cannot be certain that coverage and adequate reimbursement will be available for any of our product candidates, if approved. We cannot guarantee that we will be able to obtain price levels and reimbursement rates as high as those granted to other products that may be approved for the treatment of NASH or the various forms of psoriasis, particularly because these products may have a different therapeutic approach from those developed by us. Also, we cannot be certain that reimbursement policies will not reduce the demand for any of our product candidates, if approved. If reimbursement is not available or is available on a limited basis for any of our product candidates, if approved, we or our partners may not be able to successfully commercialize any such product candidate. Reimbursement by a third-party payor may depend upon a number of factors, including, without limitation, the third-party payor’s determination that use of a product is:

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

The delivery of healthcare in the European Union, including the establishment and operation of health services and the pricing and reimbursement of medicines, is almost exclusively a matter for national, rather than EU, law and policy. National governments and health service providers have different priorities and approaches to the delivery of healthcare and the pricing and reimbursement of products in that context. In general, however, the healthcare budgetary constraints in most EU member states have resulted in restrictions on the pricing and reimbursement of medicines by relevant health service providers. Coupled with ever-increasing EU and national regulatory burdens on those wishing to develop and market products, this could prevent or delay marketing approval of our product candidates, restrict or regulate post-approval activities and affect our or our partners’ ability to commercialize any products for which we obtain marketing approval.

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

There have been judicial, Congressional, and executive branch challenges to certain aspects of the Affordable Care Act. For example, President Trump signed Executive Orders and other directives designed to delay the implementation of certain provisions of the Affordable Care Act or otherwise circumvent some of the requirements for health insurance mandated by the Affordable Care Act. Additionally, CMS issued a final rule in 2018 that gave states greater flexibility in setting benchmarks for insurers in the individual and small group marketplaces, which may have the effect of relaxing the essential health benefits required under the Affordable Care Act for plans sold through such marketplaces. Concurrently, Congress considered legislation that would repeal or repeal and replace all or part of the Affordable Care Act. While Congress has not passed comprehensive repeal legislation, several bills affecting the implementation of certain taxes under the Affordable Care Act have been signed into law. The Tax Cuts and Jobs Act includes a provision repealing, effective January 1, 2019, the tax-based shared responsibility payment imposed by the Affordable Care Act on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate.” Further, the 2020 federal spending package permanently eliminated, effective January 1, 2020, the Affordable Care Act-mandated “Cadillac” tax on high-cost employer-sponsored health coverage and medical device tax and, effective January 1, 2021, also eliminates the health insurer tax. Moreover, the Bipartisan Budget Act of 2018, or the BBA, among other things, amended the Affordable Care Act, effective January 1, 2019, to close the coverage gap in most Medicare drug plans, commonly referred to as the “donut hole.” In December 2018, CMS published a new final rule permitting further collections and payments to and from certain Affordable Care Act qualified health plans, or QHPs, and health insurance issuers under the Affordable Care Act risk adjustment program in response to the outcome of federal district court litigation regarding the method CMS uses to determine this risk adjustment. On April 27, 2020, the United States Supreme Court reversed a Federal Circuit decision that previously upheld Congress’ denial of $12 billion in “risk corridor” funding. Congress may consider additional legislation to repeal, or repeal and replace, other elements of the Affordable Care Act. On June 17, 2021, the U.S. Supreme Court dismissed a challenge on procedural grounds that argued that the Affordable Care Act is unconstitutional in its entirety because the individual mandate was repealed by Congress. Thus, the Affordable Care Act will remain in effect in its current form. Prior to the U.S. Supreme Court ruling, on January 28, 2021, President Biden issued an executive order that initiated a special enrollment period for purposes of obtaining health insurance coverage through the Affordable Care Act marketplace. The executive order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the Affordable Care Act. It is possible that the Affordable Care Act will be subject to judicial or Congressional challenges in the future. It is unclear how such challenges and the healthcare reform measures of the Biden administration will impact the Affordable Care Act and our business. We continue to evaluate the Affordable Care Act and its possible repeal and replacement, as the extent to which any such changes may impact our business or financial condition remains uncertain.

Other legislative changes have been proposed and adopted since the Affordable Care Act was enacted. These changes include aggregate reductions to Medicare payments to providers of up to 2% per fiscal year pursuant to the Budget Control Act of 2011 and subsequent laws, which began in 2013 and, due to subsequent legislative amendments to the statute, including the BBA, and the Infrastructure Investment and Jobs Act, will remain in effect through 2031 unless additional Congressional action is taken. The Coronavirus Aid, Relief and Economic Security Act, or CARES Act, and other COVID-19 relief legislation suspended the 2% Medicare sequester from May 1, 2020 through March 31, 2022. Under current legislation, the actual reduction in Medicare payments will vary from 1% in 2022 to up to 3% in the final fiscal year of this sequester. Additionally, on March 11, 2021, President Biden signed the American Rescue Plan Act of 2021 into law, which eliminates the statutory Medicaid drug rebate cap, currently set at 100% of a drug’s average manufacturer price, for single source and innovator multiple source drugs, beginning January 1, 2024. New laws may result in additional reductions in Medicare and other healthcare funding, which may adversely affect customer demand and affordability for our products and, accordingly, the results of our financial operations. Additional changes that may affect our business include the expansion of new programs such as Medicare payment for performance initiatives for physicians under the Medicare Access and CHIP Reauthorization Act of 2015, or MACRA, which ended the use of the statutory formula and established a quality payment program, also referred to as the Quality Payment Program. The Quality Payment Program has two tracks, one known as the merit based incentive payment system for providers in the fee-for service Medicare program, and the advanced alternative payment model for providers in specific care models, such as accountable care organizations. In November 2019, CMS issued a final rule finalizing the changes to the Quality Payment Program. At this time, it is unclear how the introduction of the Medicare quality payment program will impact overall physician reimbursement. It is also possible that additional governmental action is taken in response to the COVID-19 pandemic.

Also, there has been heightened governmental scrutiny recently over the manner in which drug manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drug products. For example, at the federal level, on July 24, 2020 and September 13, 2020, President Trump announced several executive orders related to prescription drug pricing that seek to implement several of the administration’s proposals. As a result, the FDA concurrently released a final rule and guidance in September 2020 providing pathways for states to build and submit importation plans for drugs from Canada. Further, on November 20, 2020, the U.S. Department of Health and Human Services, or HHS, finalized a regulation removing safe harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Part D, either directly or through pharmacy benefit managers, unless the price reduction is required by law. The implementation of the rule has been delayed by the Biden administration from January 1, 2022 to January 1, 2023 in response to ongoing litigation. The rule also creates a new safe harbor for price reductions reflected at the point-of-sale, as well as a safe harbor for certain fixed fee arrangements between pharmacy benefit managers and manufacturers, the implementation of which have also been delayed to January 1, 2023. In July 2021, the Biden administration released an executive order, “Promoting Competition in the American Economy,” with multiple provisions aimed at prescription drugs. In response to Biden’s executive order, on September 9, 2021, HHS released a Comprehensive Plan for Addressing High Drug Prices that outlines principles for drug pricing reform and sets out a variety of potential legislative policies that Congress could pursue as well as potential administrative actions HHS can take to advance these principles. No legislation or administrative actions have been finalized to implement these principles. It is unclear whether these or other similar policy initiatives will be implemented in the future. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. For example, since 2016, Vermont requires certain manufacturers identified by the state to justify their price increases.

We expect that these and other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and lower reimbursement, and in additional downward pressure on the price that we receive for any approved product. Any reduction in reimbursement from Medicare or other government-funded programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability or commercialize our drugs, once marketing approval is obtained. We cannot predict what healthcare reform initiatives may be adopted in the future. However, it is possible that there will be further legislation or regulation that could harm the business, financial condition and results of operations. Further, it is possible that additional governmental action is taken in response to the COVID-19 pandemic.

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

The biotechnology and pharmaceutical industries are intensely competitive and subject to rapid and significant technological change. Our drug discovery and development efforts may target diseases and conditions that are already subject to existing therapies or that are being developed by our competitors, many of which have substantially greater resources, larger research and development staffs and facilities, more experience in completing pre-clinical testing and clinical trials, and formulation, marketing and manufacturing capabilities than we do. As a result of these resources, our competitors may develop drug products that render our products obsolete or noncompetitive by developing more effective drugs or by developing their products more efficiently. Our ability to develop competitive products would be limited if our competitors succeeded in obtaining regulatory approvals for drug candidates more rapidly than we were able to or in obtaining patent protection or other intellectual property rights that limited our drug development efforts. Any drug products resulting from our research and development efforts, or from our joint efforts with partners or licensees, might not be able to compete successfully with our competitors’ existing and future products, or obtain regulatory approval in the United States, European Union or elsewhere. Further, we may be subject to additional competition from alternative forms of treatment, including generic or over-the-counter drugs.

Novo Nordisk A/S, Galmed Pharmaceuticals Ltd. and Madrigal Pharmaceuticals are investigating product candidates in Phase III clinical trials for the treatment of NASH, while other companies have product candidates for the treatment of NASH that are in earlier stages of pre-clinical or clinical development. After an FDA rejection, Intercept Pharmaceuticals, Inc. is in the process of new data analysis and expects to hold a pre-submission meeting with FDA in the first half of 2022 for its NASH product candidate. The marketing authorization applicable in the EU for ocaliva for advanced fibrosis was withdrawn in December 2021. Important announcements are expected in 2022, especially Madrigal Phase III clinical data in patients with F2 and F3 fibrosis and Intercept Phase III clinical data in patients with compensated cirrhosis due to NASH. Other companies, including Gilead Sciences, Inc. have product candidates for the treatment of NASH that are in earlier stages of pre-clinical or clinical development. ERT is the standard of care for the treatment of MPS with current therapies being marketed by BioMarin Pharmaceuticals, Inc., Sanofi Genzyme, Shire Plc and Ultragenyx Pharmaceuticals, Inc. Additional ERTs, as well as gene therapy approaches to treating MPS, are in various stages of pre-clinical and clinical development conducted by different companies, including Abeona Therapeutics Inc., ArmaGen, Inc., Eloxx Pharmaceuticals, Inc., Sanofi Genzyme, Esteve Pharmaceuticals, S.A., Lysogene S.A., Orchard Therapeutics plc, REGENXBIO Inc., Sangamo Therapeutics, Inc. and Takeda Pharmaceutical Company Limited. In the MPS VI subtype, the MeuSix consortium is developing a gene therapy approach and is conducting a multicenter Phase I/II clinical trial to investigate the safety and efficacy of its AAV-mediated gene therapy. Several RORy inverse agonist programs for the treatment of psoriasis are in various stages of pre-clinical and clinical development conducted by different companies, including Boehringer Ingelheim, Japan Tobacco and Immunic therapeutics. Several companies are also developing other treatments to moderate-to-severe psoriasis, including Bristol Myers Squibb, Ventyx Therapeutics and Dice Therapeutics.

Several RORy inverse agonist programs for the treatment of psoriasis are currently in development. Boehringer Ingelheim is developing bevurogant, which is currently in Phase II clinical trials. Aurigene is developing AUR-101, which is also in Phase II clinical trials. Japan Tobacco is developing JTE-761, and Immunic Therapeutics is developing IMU-935, both of which are in Phase I clinical trials. In addition, several pharmaceutical companies are trying to develop other efficacious and safe oral approaches in moderate-to-severe psoriasis. Bristol Myers Squibb is developing deucratinib, a TYK2 inhibitor, Ventyx Therapeutics is developing a TYK2 inhibitor named VTX958, and Dice Therapeutics is developing a drug with an oral IL-17 mode of action named SO11806 which is also in Phase I clinical trials.

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

Liver biopsy is the standard approach for the diagnosis of inflammation and fibrosis associated with NASH. However, the procedure-related morbidity and, in rare cases, mortality, sample errors, costs, patient discomfort and thus lack of patient interest in undergoing the procedure limit its use. As such, only patients with a high risk of NASH, which includes patients with metabolic syndrome and an indication of NAFLD are generally sent for liver biopsy. Because NASH tends to be asymptomatic until the disease progresses, many individuals with NASH remain undiagnosed until the disease has reached its late stages, if at all. The lack of a reliable non-invasive method for the diagnosis of NASH is likely to present a major challenge to lanifibranor’s market penetration, as many practitioners and patients may not be aware that a patient suffers from NASH and requires treatment. As such, use of lanifibranor might not be as wide-spread as our actual target market and this may limit the commercial potential of lanifibranor.

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

Our business could be adversely affected by the effects of health epidemics, including the COVID-19 pandemic, in regions where we or third parties on which we rely have significant concentrations of clinical trial sites, manufacturing facilities or other business operations. The COVID-19 pandemic could materially affect our operations, including at our headquarters in France and at our clinical trial sites, as well as the business or operations of our manufacturers, CROs or other third parties with whom we conduct business.

Our business could be adversely affected by health epidemics in regions where we have concentrations of clinical trial sites or other business operations, and could cause significant disruption in the operations of third-party manufacturers and CROs upon whom we rely. We have implemented various measures, including work-from-home policies to address and minimize the impact of the various waves of COVID-19 on our employees and customers and to support their health and safety while promoting business continuity. The effects of executive orders and our work-from-home policies may negatively impact productivity, disrupt our business and delay our clinical programs and timelines, the magnitude of which will depend, in part, on the length and severity of the restrictions and other limitations on our ability to conduct our business in the ordinary course. These and similar, and perhaps more severe, disruptions in our operations could negatively impact our business, operating results and financial condition.

Quarantines, shelter-in-place and similar government orders, or the perception that such orders, shutdowns or other restrictions on the conduct of business operations could occur, related to COVID-19 or other infectious diseases could impact our personnel and the personnel at third-party research and manufacturing facilities in the United States, the European Union and other countries. We are working closely with our staff and contractors to manage our supply chain activities and to mitigate potential disruptions in product supply due to the Covid-19 pandemic. However, if the pandemic persists for an extended period of time and begins to impact critical distribution systems, we could experience disruptions in our supply chain and operations. The availability and cost of the products necessary for our activity could also be impacted, in particular for experimental drugs and drugs used as a basis for comparison for clinical trials.

In addition, our clinical trials have been and may continue to be affected by the COVID-19 pandemic. Clinical site initiation and patient enrollment have been and may continue to be delayed due to prioritization of hospital resources toward the COVID-19 pandemic. Research and recruitment of new patients in the Phase II study in NAFLD conducted at the University of Florida has been suspended, and due to delays in recruitment and screening of new patients, the results of the Phase II NAFLD trial of lanifibranor are now expected in the second half of 2022, as opposed to the first half as previously expected. Some patients may not be able to comply with clinical trial protocols if quarantines impede patient movement or interrupt healthcare services. Similarly, our ability to recruit and retain patients and principal investigators and site staff who, as healthcare providers, may have heightened exposure to COVID-19 and adversely impact our clinical trial operations. Furthermore, changes in local regulations as part of a response to the COVID-19 outbreak may require us to change the ways in which our clinical trials are conducted, which may result in unexpected costs, or discontinue the clinical trials altogether especially in case of delays due to necessary interactions with local regulators, ethics committees and other important agencies and contractors triggered by limitations in employee resources or forced furlough of government employees. For these reasons, the COVID-19 crisis could still have a significant impact on the development of lanifibranor and in particular on the Phase III clinical trial in NASH.

To date, we have not experienced delays in the timing of our interactions with regulatory authorities. However, we could be affected by such delays, for example, due to the absence of regulatory authority personnel, their inability to conduct the in-person inspections required for regulatory approval or the diversion of efforts and attention of regulatory authorities to COVID-19.

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

Although the impact of COVID-19 on our business and operations have been limited so far, the global pandemic continues to rapidly evolve. Given the general disruption of global health care systems and other risks and uncertainties associated with the pandemic, the extent to which COVID-19 may affect our activity and clinical trials will depend on future developments, which cannot be predicted with certainty, such as the final geographic distribution of the disease, its duration, restrictions on travel, the progress of vaccination and the social distancing measures in the European Union, the United States and other countries, business closures or disruptions and the effectiveness of measures taken in these countries. In addition, the extent of the negative impact of this epidemic on the financial markets and on the Company's share price is unknown at this time.

Risks Related to Our Reliance on Third Parties

We may not be successful in establishing development and commercialization partnerships, including with respect to odiparcil, which could adversely affect, and potentially prohibit, our ability to develop our product candidates.

Developing pharmaceutical products, conducting clinical trials, obtaining regulatory approval, establishing manufacturing capabilities and marketing approved products are expensive. Accordingly, we have sought and may in the future seek to enter into partnerships with companies that have more resources and experience. If we are unable to obtain a partner for our product candidates, we may be unable to advance the development of our product candidates through late-stage clinical development and seek approval in any market. In situations where we enter into a development and commercial partnership arrangement for a product candidate, we may also seek to establish additional partnerships for development and commercialization in territories outside of those addressed by the first partnership arrangement for such product candidate. If we are unable to enter into any development and commercial partnerships and/or sales and marketing arrangements on acceptable terms, or at all, we may be unable to successfully develop and seek regulatory approval for our product candidates and/or effectively market and sell approved products, if any.

In 2020, we decided to focus our clinical efforts on the development of lanifibranor and suspend our clinical efforts relating to odiparcil. In the future, we may partner with third-party partners for the development and commercialization of odiparcil or other product candidates. If we are unable to obtain a partner for odiparcil or any of our product candidates, we may be unable to advance the development of odiparcil which could have a negative impact on our business, results of operations, financial condition and growth prospects. Even if we are able to establish such a partnership, there can no assurance that such partnership will be successful. If we partner with a third party for development and commercialization of odiparcil, we can expect to relinquish some or all of the control over the potential success of odiparcil to the third party. We will likely have limited control over the amount and timing of resources that our partners dedicate to the development or commercialization of odiparcil, or any other product candidate. Our ability to generate revenues from these arrangements will depend on our partners’ abilities and efforts to successfully perform the functions assigned to them in these arrangements. Partnerships involving odiparcil, or our other product candidates, could pose numerous risks to us, including the following:

•	partners have significant discretion in determining the efforts and resources that they will apply to these partnerships and may not perform their obligations as expected;
•

partners may deemphasize or not pursue development and commercialization of odiparcil or our other product candidates or may elect not to continue or renew development or commercialization programs based on clinical trial results, changes in the partners’ strategic focus, including as a result of a sale or disposition of a business unit or development function, or available funding or external factors such as an acquisition that diverts resources or creates competing priorities;

•

partners may delay clinical trials, provide insufficient funding for a clinical trial program, stop a clinical trial or abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;

•

partners could independently develop, or develop with third parties, products that compete directly or indirectly with our product candidates if the partners believe that competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than ours;

•	a partner with marketing and distribution rights to multiple products may not commit sufficient resources to the marketing and distribution of our product relative to other products;

•

partners may not properly obtain, maintain, defend or enforce our intellectual property rights or may use our proprietary information and intellectual property in such a way as to invite litigation or other intellectual property related proceedings that could jeopardize or invalidate our proprietary information and intellectual property or expose us to potential litigation or other intellectual property related proceedings;

•

disputes may arise between the partners and us that result in the delay or termination of the research, development or commercialization of our product candidates or that result in costly litigation or arbitration that diverts management attention and resources;

•	partnerships may be terminated and, if terminated, may result in a need for additional capital to pursue further development or commercialization of the applicable product candidates;
•	partnership agreements may not lead to development or commercialization of product candidates in the most efficient manner or at all; and
•	if a partner of ours were to be involved in a business combination, the continued pursuit and emphasis on our drug development or commercialization program could be delayed, diminished or terminated.

We may not be successful in maintaining development and commercialization partnerships, including our partnership with AbbVie for the development and commercialization of cedirogant, and any partner may not devote sufficient resources to the development or commercialization of our product candidates or may otherwise fail in development or commercialization efforts, which could adversely affect our ability to develop certain of our product candidates and our financial condition and operating results.

The partnership arrangements that we have established, and any partnership arrangements that we may enter into in the future, may not ultimately be successful, which could have a negative impact on our business, results of operations, financial condition and growth prospects. If we partner with a third party for development and commercialization of a product candidate, we can expect to relinquish some or all of the control over the future success of that product candidate to the third party. For example, in our partnership with AbbVie, AbbVie is solely responsible for clinical development of cedirogant and any other product candidates developed through the partnership, and is the owner of all intellectual property rights resulting from the partnership. We are dependent AbbVie to perform and fund development activities for cedirogant, including clinical testing, regulatory filings and the manufacture and marketing. It is possible that a partner may not devote sufficient resources to the development or commercialization of our product candidate or may otherwise fail in development or commercialization efforts, in which event the development and commercialization of such product candidate could be delayed or terminated and our business could be substantially harmed. For example, we previously entered into a partnership with Boehringer Ingelheim, or BI, for the development of new treatments for idiopathic pulmonary fibrosis, which ended in November 2019 following BI’s decision to prioritize other products in its portfolio.

In addition, the terms of any partnership or other arrangement that we establish may not be favorable to us or may not be perceived as favorable, which may negatively impact the trading price of our ordinary shares or ADSs. In some cases, we may be responsible for continuing development of a product candidate or research program under a partnership and the payment we receive from our partner may be insufficient to cover the cost of this development. Moreover, partnerships and sales and marketing arrangements are complex and time consuming to negotiate, document and implement and they may require substantial resources to maintain.

We are subject to a number of additional risks associated with our dependence on partnerships with third parties, the occurrence of which could cause our partnership arrangements to fail. Conflicts may arise between us and partners, such as conflicts concerning the interpretation of clinical data, the achievement of milestones, the interpretation of financial provisions or the ownership of intellectual property developed during the partnership. If any such conflicts arise, a partner may have significantly greater financial and managerial resources on which to draw and could act in its own self-interest, which may be adverse to our best interests. Any such disagreement between us and a partner could result in one or more of the following, each of which could delay or prevent the development or commercialization of our product candidates, and in turn prevent us from generating sufficient revenues to achieve or maintain profitability:

•	reductions in the payment of royalties or other payments we believe are due pursuant to the applicable partnership arrangement;

•

actions taken by a partner inside or outside our partnership which could negatively impact our rights or benefits under our partnership including termination of the partnership for convenience by the partner; or

•	unwillingness on the part of a partner to keep us informed regarding the progress of its development and commercialization activities or to permit public disclosure of the results of those activities.

If our partnerships on research and development candidates do not result in the successful development and commercialization of products or if one of our partners terminates its agreement with us, we may not receive any future research funding or milestone or royalty payments under the partnership. If we do not receive the funding we expect under these agreements, the development of our product candidates could be delayed and we may need additional resources to develop product candidates.

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

Regulatory authorities enforce these GCPs through periodic inspections of trial sponsors, investigators and clinical sites. If we, any of our CROs or any of the clinical sites or investigators fail to comply with applicable GCPs, the clinical data generated in our clinical trials may be deemed unreliable and the FDA, EMA or comparable regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We cannot assure you that upon inspection by a given regulatory authority, such regulatory authority will determine that any of our clinical trials comply with GCP regulations. We also cannot assure you that our CROs, as well as the clinical sites and investigators, will perform our clinical trials in accordance with the applicable protocols as well as applicable legal and regulatory requirements and scientific standards, or report the results obtained in a timely and accurate manner. Furthermore, the operations of our CROs may be constrained or disrupted by the COVID-19 pandemic. In addition to GCPs, our clinical trials must be conducted with product produced under cGMP regulations. While we have agreements governing activities of our CROs, we have limited influence over the actual performance of our CROs as well as the performance of clinical sites and investigators. In addition, significant portions of the clinical trials for our product candidates are and will continue to be conducted outside of France, which makes it more difficult for us to monitor CROs as well as clinical sites and investigators and perform visits of our clinical sites, and requires us to rely heavily on CROs to ensure the proper and timely conduct of our clinical trials in accordance with the applicable protocols and compliance with applicable regulations, including GCPs. Failure to comply with applicable protocols and regulations in the conduct of the clinical trials for our product candidates may require us to repeat clinical trials, which would delay the regulatory approval process.

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

If, for any reason, we were to experience an unexpected loss of supply of our product candidates or placebo or comparator drug used in certain of our clinical trials, whether as a result of manufacturing, supply or storage issues or otherwise, we could experience delays, disruptions, suspensions or terminations of, or be required to restart or repeat, any pending or ongoing clinical trials. We do not currently have, nor do we plan to acquire, the infrastructure or capability internally to manufacture our pre-clinical and clinical drug supplies and we lack the resources and the capability to manufacture any of our product candidates on a clinical or commercial scale. The facilities used by our contract manufacturers or other third-party manufacturers to manufacture our product candidates are subject to the FDA’s, EMA’s and other comparable regulatory authorities’ pre-approval inspections that will be conducted after we submit our NDA to the FDA or the required approval documents to any other relevant regulatory authority. We do not control the implementation of the manufacturing process of, and are completely dependent on, our contract manufacturers or other third-party manufacturers for compliance with the cGMPs for manufacture of both active drug substances and finished drug products. If our contract manufacturers or other third-party manufacturers cannot successfully manufacture material that conforms to applicable specifications and the strict regulatory requirements of the FDA, EMA or others, we will not be able to secure and/or maintain regulatory approvals for our products manufactured at these facilities. In addition, we have no control over the ability of our contract manufacturers or other third-party manufacturers to maintain adequate quality control, quality assurance and qualified personnel. If the FDA, EMA or other comparable regulatory authority finds deficiencies at these facilities for the manufacture of our product candidates or if it withdraws any approval because of deficiencies at these facilities in the future, we may need to find alternative manufacturing facilities, which would significantly impact our ability to develop, obtain regulatory approval for or market our product candidates, if approved. Further, our agreements with our contract and other third-party manufacturers generally limit these parties’ liability to us and we therefore may not be able to obtain reimbursement for losses or damages that we incur as a result of actions by such parties.

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

We currently depend on single-source suppliers for some of the components and materials used in lanifibranor. We cannot ensure that these suppliers will remain in business, have sufficient capacity or supply to meet our needs, or that they will not be purchased by one of our competitors or another company that is not interested in continuing to work with us. Our use of single-source suppliers of raw materials, components and finished goods exposes us to several risks, including:

•	delays to the development timelines for our product candidates;
•	interruption of supply resulting from modifications to or discontinuation of a supplier’s operations;
•	delays in product shipments resulting from uncorrected defects, reliability issues, or a supplier’s variation in a component;
•	a lack of long-term supply arrangements for key components with our suppliers;
•	inability to obtain adequate supply in a timely manner, or to obtain adequate supply on commercially reasonable terms;
•	difficulty and cost associated with locating and qualifying alternative suppliers for our components in a timely manner;
•	production delays related to the evaluation and testing of components from alternative suppliers, and corresponding regulatory qualifications;
•	delay in delivery due to our suppliers’ prioritizing other customer orders over ours;
•	damage to our reputation caused by defective components produced by our suppliers;
•	potential price increases; and
•	delays due to the COVID-19 pandemic or geopolitical events, including the pending conflict between Russia and Ukraine.

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

Moreover, in future partnerships, we may not have the right to control the preparation, filing or prosecution of patent applications, or to maintain the patents, covering technology subject to our partnership or license agreements with third parties. In addition, in future partnerships, our counterparty may have the right to enforce the patent rights subject to the applicable agreement without our involvement or consent or to otherwise control the enforcement of such patent rights. Therefore, these patents and patent applications may not be prosecuted or enforced in a manner consistent with the best interests of our business.

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

In addition to patent protection, because we operate in the highly technical field of development of therapies, we rely in part on trade secret protection in order to protect our proprietary technology and processes. However, trade secrets are difficult to protect. It is our policy to enter into confidentiality and intellectual property assignment agreements with our employees, consultants, outside scientific partners, sponsored researchers, and other advisors. These agreements generally require that the other party keep confidential and not disclose to third parties any confidential information developed by the party or made known to the party by us during the course of the party’s relationship with us. These agreements also generally provide that inventions conceived by the party in the course of rendering services to us will be our exclusive property. However, these agreements may not be honored and may not effectively assign intellectual property rights to us. Adequate remedies may not exist in the event of unauthorized use or disclosure of our confidential information. The disclosure of our trade secrets would impair our competitive position and may materially harm our business, financial condition and results of operations.

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

Third parties may in the future make claims challenging the inventorship or ownership of our intellectual property. We have written agreements with partners that provide for the ownership of intellectual property arising from our partnerships. These agreements provide that we must negotiate certain commercial rights with partners with respect to joint inventions or inventions made by our partners that arise from the results of the partnership. In some instances, there may not be adequate written provisions to address clearly the resolution of intellectual property rights that may arise from a partnership. If we cannot successfully negotiate sufficient ownership and commercial rights to the inventions that result from our use of a third-party partner’s materials where required, or if disputes otherwise arise with respect to the intellectual property developed with the use of a partner’s samples, we may be limited in our ability to capitalize on the market potential of these inventions. In addition, we may face claims by third parties that our agreements with employees, contractors, or consultants obligating them to assign intellectual property to us are ineffective, or in conflict with prior or competing contractual obligations of assignment, which could result in ownership disputes regarding intellectual property we have developed or will develop and interfere with our ability to capture the commercial value of such inventions. Litigation may be necessary to resolve an ownership dispute, and if we are not successful, we may be precluded from using certain intellectual property, or may lose our exclusive rights in that intellectual property. Either outcome could have an adverse impact on our business.

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

There is significant litigation in the pharmaceutical industry regarding patent and other intellectual property rights. While we are not currently subject to any pending intellectual property litigation, and are not aware of any such threatened litigation, we may be exposed to future litigation by third parties based on claims that our product candidates, technologies or activities infringe the intellectual property rights of others. If our development activities are found to infringe any such intellectual property rights, we may have to pay significant damages or seek licenses to such rights. For example, a patentee could prevent us from using the patented drugs or compositions. We may need to resort to litigation to enforce a patent issued to us, to protect our trade secrets, or to determine the scope and validity of third-party proprietary rights. From time to time, we may hire scientific personnel or consultants formerly employed by other companies involved in one or more areas similar to the activities conducted by us. Either we or these individuals may be subject to allegations of trade secret misappropriation or other similar claims as a result of prior affiliations. Even if we are successful in these proceedings, we may incur substantial costs and divert management time and attention in pursuing these proceedings, which could have a material adverse effect on us. If we are unable to avoid infringing the rights of others, we may be required to seek a license, defend an infringement action or challenge the validity of such rights in court, or redesign our products. Patent and other intellectual property litigation is costly and time consuming. We may not have sufficient resources to bring these actions to a successful conclusion. Any adverse ruling or perception of an adverse ruling in defending ourselves against these claims could have a material adverse impact on our cash position and the price of our ordinary shares or ADSs. Any legal action against us or our partners could lead to:

•	payment of substantial damages for past use of the asserted intellectual property and potentially treble damages, if we are found to have willfully infringed a party’s patent rights;
•	injunctive or other equitable relief that may effectively block our ability to further develop, commercialize, and sell our product candidates; or
•

us or our partners having to enter into license arrangements that may not be available on commercially acceptable terms, if at all, all of which could have a material adverse impact on our cash position and business and financial condition. As a result, we could be prevented from commercializing current or future product candidates.

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

•	We or any of our licensors or partners might not have been the first to make the inventions covered by the issued patent or pending patent application that we own or have exclusively licensed.
•	We or any of our licensors or partners might not have been the first to file patent applications covering certain of our inventions.
•	Others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our intellectual property rights.
•	The prosecution of our pending patent applications may not result in granted patents.
•

Granted patents that we own or have exclusively licensed may not provide us with any competitive advantages, or may be held invalid or unenforceable, as a result of legal challenges by our competitors.

•	Patent protection on our product candidates may expire before we are able to develop and commercialize the product, or before we are able to recover our investment in the product.
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

Our registered or unregistered trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names, which we need to build name recognition by potential partners or customers in our markets of interest. For example, we have not yet registered our company name as a trademark with the U.S. Patent and Trademark Office. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected. In addition, some of our trademarks may conflict with trademarks of others. In the event of a conflict, a third party could bring claims against us that could cause us to incur substantial expenses or restrict our ability to use certain marks. Any of the foregoing could have an adverse effect on our business.

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

We face an inherent risk of product liability as a result of the clinical testing of our product candidates and will face an even greater risk if we commercialize any products. For example, we may be sued if any product we develop allegedly causes injury or is found to be otherwise unsuitable during product testing, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability and a breach of warranties. Physicians and patients may not comply with any warnings that identify known potential adverse effects and patients who should not use our products. Claims could also be asserted under state consumer protection acts. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to stop development or, if approved, limit commercialization of our product candidates. Even successful defense would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in:

•	delay or termination of clinical trials;
•	injury to our reputation;
•	withdrawal of clinical trial participants;
•	initiation of investigations by regulators;
•	costs to defend the related litigation;
•	a diversion of management’s time and our resources;
•	substantial monetary awards to trial participants or patients;
•	decreased demand for our product candidates;
•	product recalls, withdrawals or labeling, marketing or promotional restrictions;
•	loss of revenues from product sales; and
•	the inability to commercialize any of our product candidates, if approved.

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

Risks from the improper conduct of employees, agents, contractors, or partners could adversely affect our reputation and our business, prospects, operating results, and financial condition.

We cannot ensure that our compliance controls, policies, and procedures will in every instance protect us from acts committed by our employees, agents, contractors, or partners that would violate the laws or regulations of the jurisdictions in which we operate, including, without limitation, healthcare, employment, foreign corrupt practices, environmental, competition, and patient privacy and other privacy laws and regulations. Such improper actions could subject us to civil or criminal investigations, and monetary and injunctive penalties, and could adversely impact our ability to conduct business, operating results, and reputation.

In particular, our business activities may be subject to the Foreign Corrupt Practices Act, or FCPA, and similar anti-bribery or anti-corruption laws, regulations or rules of other countries in which we operate, including the U.K. Bribery Act. The FCPA generally prohibits offering, promising, giving, or authorizing others to give anything of value, either directly or indirectly, to a non-U.S. government official in order to influence official action, or otherwise obtain or retain business. The FCPA also requires public companies to make and keep books and records that accurately and fairly reflect the transactions of the corporation and to devise and maintain an adequate system of internal accounting controls. Our business is heavily regulated and therefore involves significant interaction with public officials, including officials of non-U.S. governments. Additionally, in many other countries, the health care providers who prescribe pharmaceuticals are employed by their government, and the purchasers of pharmaceuticals are government entities; therefore, our dealings with these prescribers and purchasers are subject to regulation under the FCPA. Recently the SEC and Department of Justice have increased their FCPA enforcement activities with respect to pharmaceutical companies. There is no certainty that all of our employees, agents, contractors, or partners, or those of our affiliates, will comply with all applicable laws and regulations, particularly given the high level of complexity of these laws. Violations of these laws and regulations could result in significant administrative, civil and criminal fines and sanctions against us, our officers, or our employees, the closing down of our facilities, requirements to obtain export licenses, cessation of business activities in sanctioned countries, exclusion from participation in federal healthcare programs including Medicare and Medicaid, implementation of compliance programs, integrity oversight and reporting obligations, and prohibitions on the conduct of our business. Any such violations could include prohibitions on our ability to offer our products in one or more countries and could materially damage our reputation, our brand, our international expansion efforts, our ability to attract and retain employees, and our business, prospects, operating results and financial condition.

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

We are subject to stringent and changing obligations related to privacy, data security, and data protection. Our actual or perceived failure to comply with such obligations could lead to regulatory investigations or actions; litigation; fines and penalties; disruptions of our business operations; reputational harm; loss of revenue or profits; loss of customers or sales; and other adverse business consequences.

In the ordinary course of business, we collect, receive, store, process, generate, use, transfer, disclose, make accessible, protect, secure, dispose of, transmit, and share (commonly known as processing ) sensitive information, including personal data, proprietary and confidential business data, trade secrets, intellectual property, data we collect about trial participants in connection with clinical trials, and sensitive third-party data. Our data processing activities subject us to numerous data privacy, data security, and data protection obligations, such as various laws, regulations, guidance, industry standards, external and internal privacy and security policies, contracts, and other obligations that govern the processing of sensitive information by us and on our behalf.

We and any potential partners may be subject to federal, state, and foreign data protection laws and regulations (i.e., laws and regulations that address privacy, data security and data protection). In the United States, numerous federal and state laws and regulations, including federal health information privacy laws, state data breach notification laws, state health information privacy laws, and federal and state consumer protection laws (e.g., Section 5 of the Federal Trade Commission Act), that govern the processing of personal data could apply to our operations or the operations of our partners. For example, the California Consumer Privacy Act of 2018, or CCPA, imposes obligations on covered businesses. These obligations include, but are not limited to, providing specific disclosures in privacy notices and affording California residents certain rights related to their personal data. The CCPA allows for statutory fines for noncompliance (up to $7,500 per violation). In addition, it is anticipated that the California Privacy Rights Act of 2020, or CPRA, effective January 1, 2023, will expand the CCPA. Additionally, the CPRA establishes a new California Privacy Protection Agency to implement and enforce the CPRA, which could increase the risk of enforcement. Although the CCPA and the CPRA exempt some data processed in the context of clinical trials as well as protected health information under HIPAA, the CCPA and the CPRA may increase compliance costs and potential liability with respect to other personal data we maintain about California residents. Other states have enacted data privacy laws. For example, Virginia passed the Consumer Data Protection Act, and Colorado passed the Colorado Privacy Act, both of which become effective in 2023. However, both of these laws exclude protected health information that is subject to HIPAA.”

In addition, we may obtain health information from third parties (including research institutions from which we obtain clinical trial data) that are subject to privacy and security requirements under federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH. HIPAA imposes specific requirements relating to the privacy, security, and transmission of individually identifiable health information. Depending on the facts and circumstances, we could be subject to civil, criminal, and administrative penalties if we violate HIPAA.

Several foreign jurisdictions, including the European Union, or the EU, its Member States, the United Kingdom, Brazil, and Australia, among others, have adopted legislation and regulations that increase or change the requirements governing the collection, use, disclosure and transfer of the personal data of individuals in these jurisdictions. These laws and regulations are complex and change frequently, at times due to changes in political climate, and existing laws and regulations are subject to different and conflicting interpretations, which adds to the complexity of processing personal data from these jurisdictions. These laws have the potential to result in investigations, claims, increased costs of compliance, risks of noncompliance and penalties for noncompliance.

The European Union’s and United Kingdom’s implementation of Regulation (EU) 2016/679, known as the General Data Protection Regulation, or the EU and UK GDPR, as well as EU Member States’ and the United Kingdom’s implementing national legislations, apply to the collection and processing of personal data, including health-related information, by companies located in the European Economic Area, or EEA or the United Kingdom. In certain circumstances, the EU and UK GDPR also apply to companies located outside of the EEA or United Kingdom and processing personal data of individuals located in the EEA or United Kingdom.

These laws impose strict obligations on the ability to process personal data, including health-related information. These include, amongst others, requirements relating to (1) limiting the processing of personal data to only what is necessary for a specified, explicit and legitimate purpose, (2) obtaining a legal basis for the processing of personal data, (3) obtaining, in some situations, the consent of the individuals to whom the personal data relates, (4) the information provided to the individuals about how their personal data is used, (5) ensuring the security and confidentiality of the personal data by implementing and maintaining appropriate technical and organizational safeguards, (6) the obligation to notify, in certain circumstances, regulatory authorities and affected individuals of personal data breaches, (7) extensive internal privacy governance obligations, and (7) obligations to honor rights of individuals in relation to their personal data (for example, the right to access, correct and delete their data).

The EU and UK GDPR impose strict rules on the transfer of personal data outside of the EEA or the United Kingdom respectively, to countries which are deemed to have inadequate levels of data protection safeguards in place, such as the United States. The European Commission released a set of “Standard Contractual Clauses,” or SCCs, that are designed to be a valid mechanism to facilitate personal data transfers out of the EEA to these jurisdictions. Currently, the SCCs are a valid mechanism to transfer personal data outside of the EEA, but there exists some uncertainty regarding whether the SCCs will remain a valid mechanism. Additionally, the SCCs impose additional compliance burdens, such as conducting transfer impact assessments to determine whether additional security measures are necessary to protect the at-issue personal data. In addition, Switzerland similarly restricts personal data transfers outside of those jurisdictions to countries that do not provide an adequate level of personal data protection. If we cannot implement a valid compliance mechanism for cross-border data transfers, we may face increased exposure to regulatory actions, substantial fines, and injunctions against processing or transferring personal data from Europe or other foreign jurisdictions. The inability to export personal data to the United States could significantly and negatively impact our business operations, including by limiting our ability to collaborate with parties that are subject to such cross-border data transfer or localization laws; or requiring us to increase our personal data processing capabilities and infrastructure in foreign jurisdictions at significant expense.

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

Potential pecuniary fines for noncompliance with the EU and UK GDPR include fines of up to the greater of €20 million/£17.5 million or 4% of the total worldwide annual turnover of the preceding financial year. In addition to administrative fines, a wide variety of other potential enforcement powers are available to competent supervisory authorities to investigate potential and suspected violations of the EU and UK GDPR, including audit and inspection rights, and powers to impose a temporary or definitive limitation, including a ban on processing of personal data. The EU and UK GDPR also confer a right of action on data subjects to lodge complaints with supervisory authorities and obtain compensation for damages resulting from noncompliance with the EU or UK GDPR. The EU and UK GDPR have increased our responsibility and liability in relation to personal data that we process, and we may be required to put in place additional potential mechanisms to ensure compliance with the EU and UK data protection rules.

Compliance with U.S. and international data protection laws and regulations could require us to take on more onerous obligations in our contracts, restrict our ability to collect, use and disclose data, or in some cases, impact our ability to operate in certain jurisdictions. Failure to comply with these laws and regulations could result in government enforcement actions (which could include civil, criminal and administrative penalties), private litigation, and/or adverse publicity and could negatively affect our operating results and business. Moreover, clinical trial subjects, employees and other individuals about whom we or our potential partners obtain personal data, as well as the providers who share this information with us, may limit our ability to collect, use and disclose the information. We or third parties we work with may also experience a data breach which could subject us to liability under data protection laws. Claims that we have violated individuals’ privacy rights, failed to comply with data protection laws, or breached our contractual obligations, even if we are not found liable, could be expensive and time-consuming to defend and could result in adverse publicity that could harm our business.

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

•

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
•

The federal transparency requirements under the Physician Payments Sunshine Act, created under the Affordable Care Act, which requires, among other things, certain manufacturers of drugs, devices, biologics and medical supplies reimbursed under Medicare, Medicaid, or the Children’s Health Insurance Program to report to CMS information related to payments and other transfers of value provided to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), other healthcare professionals (such as physician assistants and nurse practitioners), and teaching hospitals, as well as information regarding physician ownership and investment interests, including such ownership and investment interests held by a physician’s immediate family members.

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

We must maintain effective internal control over financial reporting in order to accurately and timely report our results of operations and financial condition. In addition, as a U.S. public company, Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, requires, among other things, that we assess the effectiveness of our disclosure controls and procedures annually and the effectiveness of our internal control over financial reporting at the end of each fiscal year. Beginning with this Annual Report, we were required to perform system and process evaluation and testing of our internal control over financial reporting to allow our management to report on the effectiveness of our internal control over financial reporting. However, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. We will incur substantial additional professional fees and internal costs to expand our accounting and finance functions in addition to expending significant management efforts.

The rules governing the standards that must be met for our management to assess our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act are complex and require significant documentation, testing and possible remediation. These stringent standards require that our audit committee be advised and regularly updated on management’s review of internal control over financial reporting. We have designed, our internal control over financial reporting in order to comply with this obligation. This process is time-consuming, costly and complicated. In addition, our independent registered public accounting firm will be required to attest to the effectiveness of our internal controls over financial reporting beginning with our annual report following the date on which we are no longer an “emerging growth company,” which will occur upon the earliest of: (1) the last day of the fiscal year in which we have total annual gross revenue of $1.07 billion or more; (2) December 31, 2025; (3) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years; and (4) the date on which we are deemed to be a large accelerated filer under the rules of the SEC. Our management may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements that will be applicable to us as a U.S. public company. If we fail to staff our accounting and finance function adequately or maintain internal control over financial reporting adequate to meet the demands that will be placed upon us as a U.S. public company, including the requirements of the Sarbanes-Oxley Act, our business and reputation may be harmed and the price of our ordinary shares or ADSs may decline.

Furthermore, investor perceptions of us may be adversely affected, which could cause a decline in the market price of our ordinary shares or ADSs.

If our information technology systems or sensitive information, or those of third parties upon which we rely, are or were compromised, we could experience adverse consequences resulting from such compromise, including but not limited to regulatory investigations or actions; litigation; fines and penalties; disruptions of our business operations; reputational harm; loss of revenue or profits; loss of customers or sales; and other adverse consequences.

In the ordinary course of our business, we collect, receive, store, process, generate, use, transfer, disclose, make accessible, protect, secure, dispose of, transmit, and share proprietary, confidential, and sensitive data, including personal data (such as health-related data), intellectual property, and trade secrets (collectively, sensitive information). We rely upon third-party service providers and technologies to operate critical business systems to process sensitive information in a variety of contexts, including, without limitation, third-party providers of cloud-based infrastructure, encryption and authentication technology, employee email, and other functions. Our ability to monitor these third parties’ information security practices is limited, and these third parties may not have adequate information security measures in place. We share or receive sensitive information with or from third parties.

Cyberattacks, malicious internet-based activity, and online and offline fraud are prevalent and continue to increase. These threats are becoming increasingly difficult to detect. These threats come from a variety of sources, including traditional computer “hackers,” threat actors, personnel (such as through theft or misuse), sophisticated nation-states, and nation-state-supported actors. We and the third parties upon which we rely may be subject to a variety of evolving threats, including but not limited to social-engineering attacks (including through phishing attacks), malicious code (such as viruses and worms), malware (including as a result of advanced persistent threat intrusions), denial-of-service attacks (such as credential stuffing), personnel misconduct or error, ransomware attacks, supply-chain attacks, software bugs, server malfunctions, software or hardware failures, loss of data or other information technology assets, adware, telecommunications failures, earthquakes, fires, floods, and other similar threats. Ransomware attacks, including by organized criminal threat actors, nation-states, and nation-state-supported actors, are becoming increasingly prevalent and severe and can lead to significant interruptions in our operations, loss of data and income, reputational harm, and diversion of funds. Extortion payments may alleviate the negative impact of a ransomware attack, but we may be unwilling or unable to make such payments due to, for example, applicable laws or regulations prohibiting such payments. Similarly, supply-chain attacks have increased in frequency and severity, and we cannot guarantee that third parties and infrastructure in our supply chain or our third-party partners’ supply chains have not been or will not be compromised or that they do not contain exploitable defects or bugs that could result in a breach of or disruption to our information technology systems or the third-party information technology systems that support us and our services.

The COVID-19 pandemic and our remote workforce poses increased risks to our information technology systems and data, as more of our employees work from home, utilizing network connections outside our premises. Future or past business transactions (such as acquisitions or integrations) could also expose us to additional cybersecurity risks and vulnerabilities, as our systems could be negatively affected by vulnerabilities present in acquired or integrated entities’ systems and technologies.

Any of the previously identified threats (or similar threats) could cause a security incident or other interruption. A security incident or other interruption could result in unauthorized, unlawful, or accidental acquisition, modification, destruction, loss, alteration, encryption, disclosure of, or access to our sensitive information. A security incident or other interruption could disrupt our ability (and that of third parties upon whom we rely) to conduct our clinical trials and operate our business. We may expend significant resources or modify our business activities (including our clinical trial activities) to try to protect against security incidents. Certain data privacy and security obligations may require us to implement and maintain specific security measures, industry-standard or reasonable security measures to protect our information technology systems and sensitive information. While we have implemented security measures designed to protect against cybersecurity incidents, we cannot ensure all the risks will be mitigated by those measures. We have not always been able in the past and may be unable in the future to detect vulnerabilities in our information technology systems (including our products) because such threats and techniques change frequently, are often sophisticated in nature, and may not be detected until after a security incident has occurred. Audit plans are aimed to limit the non-detection of those vulnerabilities. Despite our efforts to identify and remediate vulnerabilities, if any, in our information technology systems (including our products), our efforts may not always be successful. For example, in November 2021, a malicious third party exploited a vulnerability in our email server and gained unauthorized access to our email environment. The forensic investigations have shown that only our email system was affected. While this incident did not expose any personal or proprietary data and, therefore, did not require notification under applicable laws and regulations, we voluntarily notified the Commission nationale de l'informatique et des libertés (CNIL), which could result in litigation and potential liability for us, damage our brand and reputation, or otherwise harm our business. Any claims or investigations may result in our incurring significant external and internal legal and advisory costs, as well as the diversion of management’s attention from the operation of our business.

In addition, with respect to any future incidents, applicable data privacy and security obligations may require us to notify relevant stakeholders of security incidents. Such disclosures are costly, and the disclosures or the failure to comply with such requirements could lead to adverse consequences. If we (or a third party upon whom we rely) experience a security incident or are perceived to have experienced a security incident, we may experience adverse consequences. These consequences may include: government enforcement actions (for example, investigations, fines, penalties, audits, and inspections); additional reporting requirements and/or oversight; restrictions on processing sensitive information (including personal data); litigation (including class claims); indemnification obligations; negative publicity; reputational harm; monetary fund diversions; interruptions in our operations (including availability of data); financial loss; and other similar harms. Further, the loss of product development or clinical trial data could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any security incident results in a loss of, or damage to, our sensitive information or applications, or inappropriate disclosure of sensitive information, we could incur liability and our development programs and the development of our product candidates could be delayed.

Our contracts may not contain limitations of liability, and even where they do, there can be no assurance that limitations of liability in our contracts are sufficient to protect us from liabilities, damages, or claims related to our data privacy and security obligations.

We are subject to governmental export and import controls that could limit our ability to operate our business and subject us to liability if we are not in compliance with applicable laws.

We are subject to export control and import laws and regulations and various economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Controls. Exports of our product candidates must be made in compliance with these laws and regulations. If we fail to comply with these laws and regulations, we and certain of our employees could be subject to substantial civil or criminal penalties, including the possible loss of export or import privileges; fines, which may be imposed on us and responsible employees or managers; and, in extreme cases, the incarceration of responsible employees or managers.

In addition, changes in our product candidates or changes in applicable export or import laws and regulations may create delays in the introduction or provision of our product candidates in other jurisdictions, prevent others from using our product candidates or, in some cases, prevent the export or import of our product candidates to certain countries, governments or persons altogether. Any limitation on our ability to export or provide our product candidates could adversely affect our business, financial condition and results of operations. U.S. or other jurisdictions’ sanctions that may be imposed as a result of the conflict between Russia and Ukraine may impact our ability to continue activities at clinical trial sites within regions covered by such sanctions, in particular as certain trial sites in our Phase III clinical trial of lanifibranor are located in Ukraine, Russia and Eastern Europe, which could negatively impact the completion of such trial and materially harm our business.

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

At the end of 2021 and into 2022, tensions between the U.S. and Russia escalated when Russia amassed large numbers of military ground forces and support personnel on the Ukraine-Russia border and, in February 2022, Russia invaded Ukraine. In response, NATO has deployed additional military forces to Eastern Europe, including to Lithuania, and the Biden administration announced certain sanctions against Russia. The invasion of Ukraine and the retaliatory measures that have been taken, or could be taken in the future, by the U.S., NATO, and other countries have created global security concerns that could result in a regional conflict and otherwise have a lasting impact on regional and global economies, any or all of which could disrupt our supply chain and adversely affect our ability to conduct ongoing and future clinical trials of our product candidates, including our ongoing Phase III clinical trial for lanifibranor, which currently includes trial sites located in Ukraine, Russia and Eastern European countries. This may impact our ability to conduct the trial in Ukraine, Russia and potentially in other Eastern European countries, and may prevent us from enrolling patients at sites in these countries. This could negatively impact the anticipated timing and completion of our clinical trials and/or analyses of clinical results, including our Phase III clinical trial in lanifibranor, which could materially harm our business.

If we are unable to use tax loss carryforwards and/or tax credits to reduce future taxable income or benefit from favorable tax legislation, our business, results of operations and financial condition may be adversely affected.

At December 31, 2021, we had cumulative carry forward tax losses of €191.8 million in France. These are available to carry forward and offset against future taxable income for an indefinite period in France. If we are unable to use tax loss carryforwards to reduce future taxable income, our business, results of operations and financial condition may be adversely affected. In France, the use of these carry forward tax losses is capped at €1 million annually, plus 50% of the fraction of profits exceeding this limit. The unutilized balance of these tax losses can be carried forward to subsequent years and set-off under the same conditions without any time limits. However, it is possible that future fiscal changes could limit our ability to utilize the balance of any tax loses, which could adversely affect our results.

As a company active in research and development in France, we have benefited from certain research and development incentives including, for example, the French research tax credit (credit d’impôt recherche), or CIR. These tax credits can be used to offset French corporate income tax due. The excess portion beyond that used to offset corporate income tax due is generally refunded in cash at the end of a three-year fiscal period; however, as long as we are considered a small or medium-sized entity (petite ou moyenne entreprise) in France, the CIR tax credit is refundable in the fiscal year after it is generated, provided that we comply with eligibility requirements. The research and development incentives are calculated based on the amount of eligible research and development expenditures. The French CIR tax credit amounted to €3.8 million for the year ended December 31, 2021. In addition, the French tax authorities have audited in the past, and may again audit in the future, research and development programs in respect of which a tax credit has been claimed in order to assess whether it qualifies for the tax credit regime. The tax authorities may challenge our eligibility for, or our calculation of, certain tax reductions and/or deductions in respect of our research and development activities and expenditures, and should the French tax authorities be successful, we may be liable for additional corporate income tax, and penalties and interest related thereto, which could have a significant impact on our results of operations and future cash flows. For example, in August 2018, we received a collection notice in the amount of €1.9 million, including penalties and late payment interest, related to our CIRs for the 2013, 2014 and 2015 taxable years. On January 7, 2020, we initiated mediation with respect to the CIR reassessment for the 2013, 2014 and 2015 taxable years and received the mediator's response on January 28, 2021 waiving €0.3 million corresponding to the part of the dispute related to the subcontracting expenses in consideration of the recent changes in the jurisprudence and the last decision of the Council of State in July 2020 on the eligibility of subcontracting expenses in the evaluation of the research tax credit. On January 25, 2021 the Administrative Court of Dijon informed us of the dismissal of the contentious claim regarding the amounts claimed for the fiscal years 2013, 2014 and 2015. Abbott and Inventiva decided not to appeal the decision. On February 10, 2021, we requested the payment from Abbott of €2.0 million corresponding to the maximum amount covered by an indemnity clause in an agreement with Abbott. The entire payment was received during the first quarter of 2021. On February 11, 2021, we received formal notice to pay the amounts due to the French tax authorities under the notice of assessment issued on August 17, 2018 for an amount of €1.9 million. On June 9, 2021, in agreement with the French tax authorities, we paid €1.8 million, including €1.3 million by offsetting VAT credit receivables. As a result, we wired the amount of €0.5 million. On August 9, 2021, following this payment, the tax authorities informed us of the release of part of the bank guarantee provided in 2019 and 2020 for an amount of €1.6 million, corresponding to the portion with regard to payroll taxes. Consequently, Crédit Agricole has accepted the lifting of the pledge over cash for €1.0 million. Furthermore, if the French government decides to eliminate, or reduce the scope or the rate of, the research and development incentive benefit, either of which it could decide to do at any time, our results of operations could be adversely affected.

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

Risks Related to Ownership of our Ordinary Shares and ADSs

The market price of our equity securities may be volatile, and purchasers of our ordinary shares or ADSs or could incur substantial losses.

The market price for our ordinary shares and ADSs may be volatile. From January 1, 2021 to December 31, 2021, the closing price of our ADSs ranged from a high of $19.00 to a low of $10.52 per ADS. The stock market in general and the market for biopharmaceutical companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may not be able to sell their ordinary shares or ADSs at or above the price originally paid for the security. The market price for our ordinary shares and ADSs may be influenced by many factors, including:

•	actual or anticipated fluctuations in our financial condition and operating results;
•	actual or anticipated changes in our growth rate relative to our competitors;
•	competition from existing products or new products that may emerge;
•	announcements by us, our partners or our competitors of significant acquisitions, strategic partnerships, joint ventures, partnerships, or capital commitments;
•	our ability to enter into a partnership with a third party for the development and commercialization of odiparcil;
•	the amount and timing of any regulatory and commercial milestone payments, or royalty payments, for cedirogant;
•	failure to meet or exceed financial estimates and projections of the investment community or that we provide to the public;
•	issuance of new or updated research or reports by securities analysts;
•	fluctuations in the valuation of companies perceived by investors to be comparable to us;
•	share price and volume fluctuations attributable to inconsistent trading volume levels of our shares;
•	market manipulation, including coordinated buying or selling activities;
•	additions or departures of key management or scientific personnel;
•	disputes or other developments related to proprietary rights, including patents, litigation matters, and our ability to obtain patent protection for our technologies;

•	changes to coverage policies or reimbursement levels by commercial third-party payors and government payors and any announcements relating to coverage policies or reimbursement levels;
•	announcement or expectation of additional debt or equity financing efforts;
•	sales of our ordinary shares or ADSs by us, our insiders or our other shareholders; and
•	general economic and market conditions.

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

The achievement of many of these milestones may be outside of our control. All of these milestones are based on a variety of assumptions which may cause the timing of achievement of the milestones to vary considerably from our estimates, including:

•	our available capital resources or capital constraints we experience;
•

the rate of progress, costs and results of our clinical trials and research and development activities, including the extent of scheduling conflicts with participating clinicians and partners, and our ability to identify and enroll patients who meet clinical trial eligibility criteria;

•	our receipt of approvals by the EMA, FDA and other regulatory agencies and the timing thereof;
•	other actions, decisions or rules issued by regulators;
•	our ability to access sufficient, reliable and affordable supplies of compounds and raw materials used in the manufacture of our product candidates;
•	the efforts of our partners with respect to the commercialization of our products; and
•	the securing of, costs related to, and timing issues associated with, product manufacturing as well as sales and marketing activities.

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

In accordance with French law, double voting rights automatically attach to each ordinary share of companies listed on a regulated market (such as the Euronext Paris, where our ordinary shares are listed) that is held of record in the name of the same shareholder for a period of at least two years, except as otherwise set forth in a company’s bylaws. Our bylaws do not exclude such double voting rights. However, under French law, ordinary bearer shares in the form of ADSs are not eligible for double voting rights. To our knowledge, among our shareholders who hold ordinary shares to which are attached double voting rights, Frédéric Cren, our Chief Executive Officer and Pierre Broqua, our Deputy Chief Executive Officer and Chief Scientific Officer hold the most significant portion. Double voting rights attach to the 5,612,224 ordinary shares held by Frédéric Cren, and to the 3,882,500 ordinary shares held by Pierre Broqua, as of December 31, 2021. Given the double voting rights per share attributed to ordinary shares held by Mr. Cren and Dr. Broqua, Mr. Cren and Dr. Broqua together beneficially own approximately 23.2% of our outstanding ordinary shares (including ordinary shares underlying ADSs), but control approximately 36.0% of the voting rights of our outstanding share capital as of December 31, 2021. As a result, Mr. Cren and Dr. Broqua, if they act together, have a significant influence over all matters that require approval by our shareholders, such as the election of directors and approval of significant corporate transactions. Such corporate action might be taken even if other shareholders oppose them. This concentration of ownership might also have the effect of delaying or preventing a change of control of our company that other shareholders may view as beneficial. As members of our board of directors, Mr. Cren and Dr. Broqua have a duty to act without self-interest, on a well-informed basis and to not make any decision against our corporate interest (intérêt social) considering the interests of our shareholders, employees and other stakeholders as a whole. However, as shareholders, Mr. Cren and Dr. Broqua are entitled to vote their shares in their own interests, which may not always be in the interests of our shareholders generally. In addition, Mr. Cren and Dr. Broqua have the ability to control the management and major strategic investments of our company as a result of their positions as our Chief Executive Officer and Deputy Chief Executive Officer and Chief Scientific Officer, respectively.

Further, our executive officers, directors, current 5% or greater shareholders and affiliated entities, including BVF Partners L.P., New Enterprise Associates and Sofinnova Crossover I SLP, together beneficially own approximately 41.7% of our outstanding ordinary shares (including ordinary shares underlying ADSs) and approximately 33.6% of the voting rights of our outstanding share capital as of December 31, 2021. As a result, these shareholders, if they act together, will have control over all matters that require approval of our shareholders.

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

•

a merger (i.e., in a French law context, a stock for stock exchange following which our company would be dissolved into the acquiring entity and our shareholders would become shareholders of the acquiring entity) of our company into a company incorporated in the European Union would require the approval of our board of directors as well as a two-thirds majority of the votes cast by the shareholders present, represented by proxy or voting by mail at the relevant meeting;

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
•

approval of at least a majority of the votes cast by shareholders present, represented by a proxy, or voting by mail at the relevant ordinary shareholders’ general meeting is required to remove directors with or without cause;

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

•

transfers of shares shall comply with applicable insider trading laws and regulations and, in particular, with the Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse, or Market Abuse Regulation; and

•

pursuant to French law, our bylaws, including the sections relating to the number of directors and election and removal of a director from office, may only be modified by a resolution adopted by at least a two-third majority of the votes cast by our shareholders present, represented by a proxy or voting by mail at the meeting.

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

According to French law, if we issue additional securities for cash, current shareholders will have preferential subscription rights for these securities on a pro rata basis unless they waive those rights at an extraordinary meeting of our shareholders (by a two-thirds majority vote) or individually by each shareholder. However, our ADS holders in the United States will not be entitled to exercise or sell such rights unless we register the rights and the securities to which the rights relate under the U.S. Securities Act of 1933, as amended, or the Securities Act or an exemption from the registration requirements is available. In addition, the deposit agreement provides that the depositary will not make rights available to purchasers of ADSs in the U.S. offering unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act or exempted from registration under the Securities Act. Further, if we offer holders of our ordinary shares the option to receive dividends in either cash or shares, under the deposit agreement the depositary may require satisfactory assurances from us that extending the offer to holders of ADSs does not require registration of any securities under the Securities Act before making the option available to holders of ADSs. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, ADS holders may be unable to participate in our rights offerings or to elect to receive dividends in shares and may experience dilution in their holdings. In addition, if the depositary is unable to sell rights that are not exercised or not distributed or if the sale is not lawful or reasonably practicable, it will allow the rights to lapse, in which case you will receive no value for these rights.

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

We are an “emerging growth company,” as defined in the U.S. Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act, for complying with new or revised accounting standards. We will not take advantage of the extended transition period provided under Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. Since IFRS makes no distinction between public and private companies for purposes of compliance with new or revised accounting standards, the requirements for our compliance as a private company and as a public company are the same. We cannot predict if investors will find our ordinary shares or ADSs less attractive because we may rely on these exemptions. If some investors find our ordinary shares or ADSs less attractive as a result, there may be a less active trading market for our ordinary shares or ADSs and the price of our ordinary shares or ADSs may be more volatile. We may take advantage of these reporting exemptions until we are no longer an emerging growth company. We will remain an emerging growth company until the earliest of (1) the last day of the fiscal year in which we have total annual gross revenue of $1.07 billion or more; (2) December 31, 2025; (3) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years; and (4) the date on which we are deemed to be a large accelerated filer under the rules of the SEC.

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

For example, as a French company, neither the corporate laws of France nor our bylaws require a majority of our directors to be independent and we can include non-independent directors as members of our remuneration committee, and our independent directors are not required to hold regularly scheduled meetings at which only independent directors are present. Nevertheless, the Middlenext Code (middlenext Code de gouvernement d’entreprise) recommends that a majority of the directors be independent (as construed under such code) in a widely-held company like ours. The Middlenext Code only applies on a “comply-or-explain” basis and we may in the future either decide not to apply this recommendation or change the corporate code to which we refer.

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

Our status as a PFIC will depend on the composition of our income and the composition and value of our assets (which, may be determined in large part by reference to the market value of our ADSs, which may be volatile) from time to time. With respect to the taxable year ended December 31, 2020, we do not believe that we were a PFIC, and we do not anticipate being classified as a PFIC with respect to the 2021 taxable year. Our status as a PFIC is a fact-intensive determination made on an annual basis and we cannot provide any assurances regarding our PFIC status for the past, current or future taxable years. Our U.S. counsel expresses no opinion regarding our past, current or future PFIC status. If we are characterized as a PFIC, our U.S. holders may suffer adverse tax consequences, including having gains realized on the sale of our ADSs treated as ordinary income, rather than as capital gain and the loss of the preferential rate applicable to dividends received on our ADSs by individuals who are U.S. holders, and having interest charges apply to distributions by us and the proceeds of sales of the ADSs. A U.S. shareholder of a PFIC generally may mitigate these adverse U.S. federal income tax consequences by making a “qualified electing fund,” or QEF, election, or, to a lesser extent, a “mark to market” election. If we determine that we are a PFIC for any taxable year, we will use commercially reasonable efforts to, and currently expect to, provide the necessary information for U.S. holders to make a QEF election. For further discussion of the PFIC rules and the adverse U.S. federal income tax consequences in the event we are classified as a PFIC, see the section of this annual report titled “Item 10. Additional Information-Taxation.”

Item 4.  Information on the Company.

A.    History and Development of the Company

We were founded in 2011 and incorporated in France under the legal name Inventiva S.A. as a société anonyme, or S.A., in 2016. Our principal executive offices are located at 50 rue de Dijon, 21121 Daix, France and Our telephone number is +33 3 80 44 75 00. We are registered at the Dijon Trade and Companies Register (Registre du commerce et des sociétés) under the number 537 530 255. Our agent for service of process in the United States is Cogency Global Inc., 122 East 42nd Street, 18th Floor, New York, New York 10168.

In February 2017, we completed the initial public offering of our ordinary shares on Euronext Paris, raising €48.5 million in gross proceeds. In July 2020, we completed the initial public offering of our ordinary shares in the form of American Depositary Shares, or ADSs, on the Nasdaq Global Market, raising approximately $107.7 million in gross proceeds (or €94.1 million based on exchange rate on July 15, 2020, the date of receipt of funds). We established an “At-The-Market” program for an aggregate gross sales proceeds of up to $100,000,000 in August 2021 and raised $30 million in gross proceeds through that program in September 2021 and $1.9 million in October 2021.

Our actual capital expenditures for the years ended December 31, 2021, 2020 and 2019 amounted to €534,000, €292,000 and €136,000, respectively. These capital expenditures primarily consisted of acquisition of research equipment and technical installation.

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

Lanifibranor for the Treatment of NASH. We are developing our lead product candidate, lanifibranor, for the treatment of patients with non-alcoholic steatohepatitis, or NASH, a progressive, chronic liver disease for which there are currently no approved therapies. NASH is believed to affect 12% of the United States adult population and is a leading cause of cirrhosis, liver transplantation and liver cancer. Compared to the general population, patients with NASH have a ten-fold greater risk of liver-related mortality. NASH is characterized by a metabolic process known as steatosis, or the excessive accumulation of fat in the liver, inflammation and ballooning of liver cells and progressive liver fibrosis that can ultimately lead to cirrhosis. Lanifibranor is an orally-available small molecule in development for the treatment of NASH that acts to induce anti-fibrotic, anti-inflammatory and beneficial vascular and metabolic changes in the body by activating all three peroxisome proliferator-activated receptor, or PPAR, isoforms. PPARs are well-characterized nuclear receptor proteins that regulate gene expression, and their relevance for the fibrotic, inflammatory, vascular and metabolic processes that characterize NASH is well-established. While there are other PPAR agonists that target only one or two PPAR isoforms, lanifibranor is the only pan-PPAR agonist, meaning that it targets the three isoforms, in clinical development. We believe that this pan-PPAR approach provides for a combination of anti-fibrotic, anti-inflammatory and beneficial vascular and metabolic effects that cannot be obtained with single and dual PPAR agonists. In June 2020, we announced positive topline results from our NATIVE Phase IIb clinical trial of lanifibranor in patients with NASH. In this trial, treatment with lanifibranor at a dose of 1,200 mg met the primary endpoint of a reduction in inflammation and ballooning with no worsening of fibrosis after 24 weeks of treatment, while continuing to show the favorable tolerability profile observed in prior clinical trials of lanifibranor. Treatment with lanifibranor at doses of 800 mg and 1,200 mg also met the key secondary endpoints of resolution of NASH with no worsening of fibrosis and, at the 1,200 mg dose, improvement in liver fibrosis without worsening NASH, which are the primary endpoints relevant for seeking accelerated approval from the U.S. Food and Drug Administration, or FDA, and the European Medical Agency, or EMA, after completion of our Phase III clinical trial, if successful. On October 12, 2020, the FDA granted Breakthrough Therapy designation to lanifibranor for the treatment of NASH based on Phase IIb data, in addition to Fast Track designation which was previously granted to lanifibranor in this indication. In September 2021, the FDA decided that the Fast Track designation previously granted to lanifibranor in NASH encompasses the treatment of NASH patients with compensated cirrhosis, following a Fast Track designation request filed by Inventiva with the FDA in August 2021. We believe that lanifibranor is the first oral drug candidate to be granted this status for the treatment of NASH since January 2015. The Breakthrough Therapy designation by the FDA is intended to expedite the development and review of drug candidates for serious or life-threatening conditions. To qualify for this designation, drug candidates must show preliminary clinical evidence that they may demonstrate a substantial improvement on at least one clinically significant endpoint over available therapies or over placebo if there are no approved therapies. In October 2021, we announced the publication of NATIVE results in the New England Journal of Medicine. In December 2021, we announced positive results of a clinical QT/QTc study demonstrating lanifibranor had no impact on QT/QTc intervals. This study assessed lanifibranor impact on cardiac repolarization and was conducted in accordance with FDA guidance in a Phase I double-blind clinical trial. The trial enrolled 217 healthy subjects who were randomized into 4 arms: placebo, lanifibranor 1200mg/day, lanifibranor 2400 mg/day and moxifloxacin 400mg/ day (positive control). The primary endpoint was electrocardiogram (ECG) and monitored during the first 24 hours. Results showed that repeated daily administration of lanifibranor dosed at 2-fold higher than anticipated maximal therapeutic dose had no effect on cardiac electrical activity as shown by achieving the pre-specified primary endpoint of demonstrating no prolongation of the QT interval in healthy subjects. Lanifibranor was well tolerated at both dose levels. Five of our abstracts were accepted for presentation at the Liver Meeting 2021 organized by the American Association for the Study of Liver Diseases in November 2021. As a whole, these abstracts provide additional data and analyses for lanifibranor. The first abstract (Publication #1920) focuses on the improvement of insulin resistance and the reversal to normoglycemia in patients with non-cirrhotic NASH and prediabetes treated with lanifibranor. The second abstract (Publication #1921) demonstrates the beneficial effect of lanifibranor on the reduction of hepatic steatosis and shows a correlation with markers of lipid and glucose metabolism. The third abstract (Publication #1938) highlights the correlation between NASH resolution and fibrosis improvement following lanifibranor treatment. The fourth abstract (Publication #1874) focuses on the positive effect of lanifibranor therapy in reducing Liver Sinusoidal Endothelial Cell capillarization. The fifth abstract (Publication #1919) demonstrates that lanifibranor improves NASH, fibrosis and diastolic dysfunction in a hamster model of diet-induced NASH and diastolic dysfunction.

In light of the Phase IIb results, we initiated a Phase III clinical trial of lanifibranor in NASH. Following the end-of-Phase II meeting with the FDA and the receipt of the Scientific Advice letter from the EMA during the fourth quarter of 2020, the Phase III trial design and clinical strategy were discussed with both regulatory authorities and are summarized as follows:

•

Submission for U.S. accelerated approval and EU conditional approval of lanifibranor is expected to be based on a 72-week histology analysis - We plan to seek to obtain accelerated approval in the United States and conditional approval in the EU for lanifibranor based on a pre-specified histology analysis in approximately 900 patients if we are able to establish a positive benefit-risk ratio after 72 weeks of treatment.

•

Primary composite endpoint expected to be a combination of NASH resolution and fibrosis improvement - The primary composite endpoint of patients having both NASH resolution and fibrosis improvement of at least one stage will be used for the 72 week histology analysis. The endpoint is designed to predict a significant improvement of prognostic risk and, if met, may support a label for the treatment of NASH and the improvement in liver fibrosis in adult non-cirrhotic NASH patients. During our NATIVE Phase IIb clinical trial, this endpoint was met with statistical significance by both doses of 800 mg and 1,200 mg, including in NASH patients with F2/F3 fibrosis, the patient population that will be included in the Phase III trial, as well as in NASH patients with type two diabetes. Endpoints of NASH resolution and no worsening of fibrosis, and improvement of fibrosis with no worsening of NASH will be included as key secondary endpoints. Additional supportive histologic endpoints, non-invasive markers of liver fibrosis and steatohepatitis as well as effects on lipids and insulin resistance will also be evaluated.

•

Long-term use to be established after 72 weeks - The duration of 72 weeks was considered adequate by both the FDA and EMA to establish long-term use as well as dose and cumulative drug exposure. With this trial, the proposed size of the safety database required for marketing application would be consistent with regulatory guidelines.

Named NATiV3 (NASH lanifibranor Phase III trial), the trial has been designed as a double-blind, placebo-controlled global pivotal Phase III clinical trial to assess the potential benefit of lanifibranor treatment on liver-related clinical outcomes. Patients will be randomized 1:1:1 to receive lanifibranor (800mg once daily or 1200mg once daily) or placebo. The trial will remain blinded after the pre-specified histological analysis and continue in a total of approximately 2,000 patients until the occurrence of a pre-specified number of adverse liver-related clinical events, including progression to cirrhosis. The trial would be completed on a post-marketing basis in the event that U.S. accelerated approval or EU conditional approval is received. Statistical powering of 90% was considered for the sample size calculations of the Phase III clinical trial. Part 1 of the trial was initiated in September 2021, with Part 1 referring to a 72 week treatment in approximately 900 patients allowing to seek accelerated approval in the United States and conditional approval in the EU for lanifibranor based on a pre-specified histology analysis; this part of the study is followed by an extension period (Part 2), the end date of which depends on a pre-defined number of clinical events. The anticipated timeline for Part 1 of the study is, subject to potential delays as further described below:

•	Last Patient First Visit - expected in the second half of 2022.
•	Last Patient Last Visit - expected in the first half of 2024.
•	Publication of topline results - expected in the second half of 2024.

However, the recent invasion of Ukraine by Russia and the retaliatory measures that have been taken, or could be taken in the future, by the U.S., NATO, and other countries have created global security concerns that could result in a regional conflict and otherwise have a lasting impact on regional and global economies, any or all of which could disrupt our supply chain and adversely affect our ability to conduct ongoing and future clinical trials of our product candidates, and delay the overall timeline of our ongoing Phase III clinical trial for lanifibranor, including the anticipated timeline for Part 1 set forth above, prevent or otherwise adversely affect our ability to conduct the ongoing Phase III clinical trial for lanifibranor, which currently includes trial sites located in Ukraine, Russia and Eastern European countries. This may impact our ability to conduct the trial in Ukraine, Russia and potentially in other Eastern European countries, and may prevent us from enrolling patients at sites in these countries. This could negatively impact the anticipated timing and completion of our Phase III clinical trial in lanifibranor, which could materially harm our business.

In October 2021, we announced the design of LEGEND, a Phase IIa combination trial with lanifibranor and SGLT2 inhibitor empaglifozin, in patients with NASH and Type-2 Diabetes. The primary efficacy endpoint of the trial is a change in Hemoglobin A1c (HbA1c) at the end of the 24-week treatment compared to baseline. Secondary endpoints include changes in liver enzymes, glycaemic and lipids parameters, inflammatory markers and body fat composition. A total of 63 patients with T2D will be randomized into the trial, in several sites in the United States and Europe. The diagnosis of non-cirrhotic NASH will be based on historic histology evaluation or a combination of non-invasive methods including imaging and serum metabolic diagnostic tests, or probable NASH. The initiation of the trial is planned for the first half of 2022 and the publication of top line results is expected for the second half of 2023.

Odiparcil for the Treatment of MPS. Our second clinical-stage asset is odiparcil, which we were previously developing for the treatment of patients with mucopolysaccharidoses, or MPS, a group of rare genetic disorders characterized by an excessive accumulation of large sugar chains, known as glycosaminoglycans, or GAGs, in cells. As announced in 2020, we have decided to focus our clinical efforts on the development of lanifibranor for the treatment of NASH and as part of this decision, we are reviewing available options to optimize potential further development of odiparcil for the treatment of MPS VI and may seek a third-party partner to help pursue the development and commercialization of odiparcil. We have suspended all MPS-related research and development activities while we evaluate our options, which may include pursuing a partnership.

Odiparcil is an orally-available small molecule designed to modify how GAGs are synthesized. Odiparcil acts to facilitate the production of soluble GAGs that can be excreted in the urine, rather than accumulating in cells. Odiparcil has received orphan drug designation from the FDA and EMA and Rare Pediatric Disease Designation from the FDA for the treatment of MPS VI.

Cedirogant for the Treatment of Psoriasis. Cedirogant (formerly ABBV-157), a selective and orally-available inverse agonist of the nuclear receptor RORy, was discovered jointly discovered with, and is currently in development by, AbbVie for the treatment of for the treatment of moderate-to-severe psoriasis.

Psoriasis is a common skin disease that affects two to four percent of the population in western countries. In moderate and severe cases, psoriatic lesions can be uncomfortable, itchy and disfiguring. Although the precise pathophysiology of psoriasis is unknown, an abnormal cutaneous immunologic/inflammatory response, associated with epidermal hyper proliferation and abnormal differentiation, seems to be involved. T-lymphocytes producing IL-17, known as Th17 cells, have been shown to play a key role in autoimmunity. The development and maintenance of Th17 cells is dependent on IL-23. Elevated levels of IL-23 and Th17-related cytokines have been observed in cutaneous lesions and in the serum of psoriatic patients, which supports the targeting of Th17 for the treatment of patients with psoriasis. ROR is believed to be the master regulator of Th17 as it controls differentiation of naïve T-cells into Th17 cells, the regulation of the IL-23 receptor and the production of Th17 pro-inflammatory cytokines. Pharmacological inhibition of ROR by small molecules has been observed to suppress Th17 cell differentiation as well as IL-17 production, block cutaneous inflammation in animal models of psoriasis and inhibit Th17 signature gene expression by cells isolated from psoriatic patient samples. ROR is therefore a validated drug target for the treatment of psoriasis, and potentially other cutaneous inflammatory disorders. Current treatment of psoriasis is dominated by injectables and directed toward the alteration of epidermal differentiation, reducing the inflammatory response and slowing the growth of involved skin cells. The extent and severity of the disease typically determine the therapeutic approach. In mild psoriasis, the most commonly used therapy is topical with the addition of phototherapy in refractory cases. In moderate-to-severe psoriasis, phototherapy or an oral systemic therapy are used.

Together with AbbVie, we have discovered new, potent, selective and orally-available ROR inverse agonists. We believe that these compounds may suppress a larger set of inflammatory cytokines than the currently available biologics for the treatment of psoriasis, thereby resulting in meaningful clinical activity. In November 2021, AbbVie initiated a Phase IIb clinical trial of cedirogant in adults with moderate-to-severe psoriasis which is expected to conclude in March 2023. AbbVie previously completed a Phase Ib single ascending dose and multiple ascending dose trials in healthy volunteers. On January 31, 2022, we announced the receipt of a €4.0 million milestone payment from AbbVie following the inclusion of the first patient in AbbVie’s ongoing Phase IIb clinical trial with cedirogant in patients with moderate-to-severe psoriasis.

Under the Research and Development Agreement with AbbVie, we received research funding, and we are eligible to receive development, regulatory and commercial milestone payments as well as royalty payments. AbbVie is the exclusive owner of all intellectual property rights resulting from the partnership. See the section of this annual report titled “Item 10C. Material Contracts-Research and Development Agreement with AbbVie.” for further details on our partnership with AbbVie.

Psoriasis has a $20 billion global market that is dominated by injectables with IL-12/23, IL-17 and Tumor Necrosis Factor alpha accounting for more than 80% of the market. Despite having an inferior efficacy and safety profile to approved injectables, Otezla, an orally administered PDE4 enzyme, generated $2.2 billion in sales in 2020. In 2019, Amgen acquired Otezla for $13.4 billion from Bristol Meyers Squibb.

Discovery Engine. We have a scientific team of approximately 80 people with deep biology, medicinal and computational chemistry, pharmacokinetics, pharmacokinetics, pharmacology and clinical development expertise. We also own a library of approximately 240,000 pharmacologically relevant molecules, 60% of which are proprietary, as well as a wholly-owned research and development facility. Using these assets and this expertise, we have built a discovery engine focused on small molecule compounds that target nuclear receptors, transcription factors and epigenetic modulation. We are leveraging this discovery engine to identify and develop compounds addressing a wide range of indications. Our Hippo signaling pathway program aims to disrupt the interaction between yes-associated protein, or YAP, and transcription enhancer associated domain transcription factors, or TEAD, an interaction that plays a key role in oncogenic and fibrotic processes. In xenograft and orthotopic models of malignant pleural mesothelioma, or MPM, we observed that YAP-TEAD inhibition was associated with reduced tumor growth and we are in the process of selecting development candidate for our Hippo program, which we anticipate entering pre- clinical development in 2022. We are also advancing a pre-clinical program for the treatment of idiopathic pulmonary fibrosis, or IPF, and have validated a new target within the transforming growth factor beta, or TGF-β, signaling pathway. We have also entered into a partnership with AbbVie, for the treatment of some autoimmune diseases. The partnership led to the discovery of cedirogant. After showing promising activity as an oral psoriasis agent in a Phase Ib clinical trial led by AbbVie, AbbVie initiated in November 2021 a Phase IIb clinical trial to evaluate the safety and efficacy of cedirogant in adult subjects with moderate-to-severe psoriasis.

Our Pipeline

Candidate / Program(1)	Indication	Discovery	IND Enabling	Phase I	Phase II	Phase III	Commercial Rights	Next Milestone
Lanifibranor	NASH	pan-PPAR					inventiva	Phase III Last Patient First Visit in H2 2022
Cedirogant(2)	Moderate to severe psoriasis	RORγ					abbvie	Phase IIB study completion Q1 2023
Odiparcil(3)	MPS VI	GAG clearance					inventiva	Strategy update in 2022
Yap-Tead	Non-small cell lung cancer and mesothelioma						inventiva	Candidate Selection
TGF-β	Idiopathic pulmonary fibrosis (IPF)						inventiva	Lead Generation*

(1) Lead generation means identifying molecules in anticipation of selecting candidates.
(2) AbbVie is developing cedirogant and we have rights to certain milestone payments and potential royalties pursuant to a partnership agreement with AbbVie.
(3) We have suspended all development activities related to odiparcil while we evaluate our options, including pursuing a partnership.

Our goal is to rapidly deliver multiple, novel and differentiated oral small molecule therapies to patients suffering from NASH, MPS, cancer and other diseases with significant unmet medical need. To achieve our goal, we are pursuing the following strategies:

•

Demonstrate the Safety and Efficacy of Lanifibranor in the Treatment of NASH in a Single Pivotal Clinical Trials. In June 2020, we announced positive topline results from our NATIVE Phase IIb clinical trial of lanifibranor in patients with NASH. In this trial, treatment with lanifibranor at a dose of 1,200 mg met the primary endpoint of a reduction in inflammation and ballooning with no worsening of fibrosis after 24 weeks of treatment, while continuing to show the favorable tolerability profile observed in prior clinical trials of lanifibranor. Treatment with lanifibranor at doses of 800 mg and 1,200 mg also met the key secondary endpoints of resolution of NASH with no worsening of fibrosis and, at the 1,200 mg does, improvement in liver fibrosis without worsening NASH, which are the primary endpoints relevant for seeking accelerated approval from the FDA and the EMA after the Phase III clinical trial is completed, if successful. Lanifibranor has received fast track designation from the FDA for the treatment of NASH. We are also supporting a Phase II investigator-initiated clinical trial studying lanifibranor for the treatment of non-alcoholic fatty liver disease, or NAFLD, the most common liver disorder in developed countries and a precursor to NASH. If positive, we expect that these data would support our registrational filings for lanifibranor for the treatment of NASH. Lanifibranor has received fast track designation from the FDA for the treatment of NASH. Based on the broad anti-fibrotic and anti-inflammatory properties, as well as beneficial vascular and metabolic effects, of lanifibranor observed in pre-clinical and clinical development to date, we may also pursue development of lanifibranor for the treatment of NASH patients with stage 4 fibrosis, which is considered cirrhosis of the liver. Given our belief that NASH is underdiagnosed and poorly understood by the medical community, we have founded and sponsored the development of the panNASH Initiative, which is a working group of international independent NASH experts that aims to increase the visibility and contribute to a better understanding of NASH, including improving diagnosis and establishing best practices for the treatment of the disease.

•

Leverage the Power of Our Discovery Engine to Identify and Advance Additional Novel Programs in Areas with High Unmet Medical Need. We plan to leverage our library of approximately 240,000 pharmacologically relevant molecules, our advanced research and development facilities and our medicinal, computational chemistry, pharmacokinetics and pharmacology expertise to identify and develop new compounds. For example, we are in the process of selecting development candidate for our Hippo program, which we anticipate entering pre-clinical development in 2022.

•

Selectively Seek Strategic Partnerships to Maximize the Value of Our Assets. Our differentiated product candidates and robust discovery engine may enable us to address a wide variety of indications. We plan to selectively form research, development and commercial strategic partnerships around product candidates or disease areas that we believe could benefit from the resources of either larger biopharmaceutical companies or those specialized in a particular area of relevance. In addition, in light of the positive Phase IIb trial results for lanifibranor for the treatment of patients with NASH, we initiated a Phase III clinical trial of lanifibranor in NASH in 2021.

•

Optimize the Development of Odiparcil. We have decided to focus our clinical efforts on the development of lanifibranor for the treatment of NASH. During this time, we have suspended all MPS-related research and development activities and are reviewing available options to optimize the development of odiparcil for the treatment of MPS VI. As part of this decision, we may seek a strategic partner to help pursue the development of odiparcil in MPS patients.

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

Though there are no currently approved therapies for the treatment of NASH and we believe that lanifibranor is the only pan-PPAR agonist in clinical development for this indication, we cannot assure you that any of our products that we successfully develop will be clinically superior or scientifically preferable to products developed or introduced by our competitors. Novo Nordisk A.S, Galmed Pharmaceuticals Ltd. and Madrigal Pharmaceuticals, Inc. each are investigating product candidates with different mechanisms of action in Phase III clinical trials for the treatment of NASH. Intercept Pharmaceuticals, Inc. submitted an application for accelerated approval for obethicolid acid that was denied by FDA on June 29, 2020 and has plans to hold a pre-submission meeting with the FDA in the first half of 2022. Important announcements are expected in 2022, especially Madrigal Phase III clinical data in patients with F2 and F3 fibrosis and Intercept Phase III clinical data in patients with compensated cirrhosis due to NASH. Other companies, including Gilead Sciences, Inc. have product candidates for the treatment of NASH that are in earlier stages of pre-clinical or clinical development.

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

Several RORy inverse agonist programs are currently in development for the treatment of psoriasis. Boehringer Ingelheim is developing bevurogant, which is currently in Phase II clinical trials. Aurigene is developing AUR-101, which is also in Phase II clinical trials. Japan Tobacco is developing JTE-761, and Immunic therapeutics is developing IMU-935, both of which are in Phase I clinical trials. In addition, several pharmaceutical companies are trying to develop other efficacious and safe oral approaches in moderate-to-severe psoriasis. Bristol Myers Squibb is developing deucratinib, a TYK2 inhibitor, Ventyx Therapeutics is developing a TYK2 inhibitor named VTX958, and Dice Therapeutics is developing a drug with an oral IL-17 mode of action named SO11806 which is also in Phase I clinical trials.

Although we believe our product candidates possess attractive attributes, we cannot ensure that our product candidates will achieve regulatory or market acceptance. If our product candidates fail to gain regulatory approvals and acceptance in their intended markets, we may not generate meaningful revenues or achieve profitability.

Intellectual Property

Our success will significantly depend upon our ability to obtain and maintain patent and other intellectual property and proprietary protection for our drug candidates in the United States and internationally, including composition-of-matter, dosage and formulation patents, as well as patent and other intellectual property and proprietary protection for our novel biological discoveries and other important technology inventions and know-how. In addition to patents, we rely upon unpatented trade secrets, know-how, and continuing technological innovation to develop and maintain our competitive position. We protect our proprietary information, in part, using confidentiality agreements with our commercial partners, partners, employees and consultants and invention assignment agreements with our employees. We also have confidentiality agreements or invention assignment agreements with our commercial partners and selected consultants. Despite these measures, any of our intellectual property and proprietary rights could be challenged, invalidated, circumvented, infringed or misappropriated, or such intellectual property and proprietary rights may not be sufficient to permit us to take advantage of current market trends or otherwise to provide competitive advantages. In addition, such confidentiality agreements and invention assignment agreements can be breached and we may not have adequate remedies for any such breach. For more information, please see “Risk factors - Risks Relating to Our Intellectual Property.”

As of December 31, 2021, with respect to lanifibranor, we own four issued U.S. patents and one U.S. patent application, and approximately 111 patents and patent applications in other jurisdictions. As of December 31, 2021, with respect to odiparcil, we own two issued U.S. patents, and approximately 85 patent and patent applications in other jurisdictions. We cannot predict whether the patent applications we pursue will issue as patents in any particular jurisdiction or whether the claims of any issued patents will provide any proprietary protection from competitors. The patent portfolios for our lead product candidates as of December 31, 2021 are summarized below.

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

Lanifibranor

With respect to lanifibranor patent rights, as of December 31, 2021, we own four U.S. patents and one U.S. patent application, which are due to expire between December 2026 and November 2039 excluding any additional term for patent term extension. Outside the United States, we own approximately 103 patents issued in approximately 55 jurisdictions, including Australia, Canada, China, a number of European countries, Japan, Korea, Israel and Russia; and approximately 8 patent applications pending in approximately six jurisdictions including Brazil, Canada, Egypt, Japan, Philippines and Tunisia. The foregoing patents and patent applications cover lanifibranorand methods of making and using lanifibranor.

Odiparcil

With respect to odiparcil, as of December 31, 2021, we own two issued U.S. patents, which are due to expire in October 2034, excluding any additional term for patent term extension. Outside the United States, we own approximately 81 patents issued in approximately 43 jurisdictions, including a number of European countries; and approximately four patent applications pending in approximately four jurisdictions, including Brazil, China, Egypt and Tunisia. The foregoing patents and patent applications cover methods of using odiparcil.

Manufacturing

We rely on contract manufacturing organizations, or CMOs, to produce our drug candidates in accordance with the FDA’s current Good Manufacturing Practices, or cGMP, regulations for use in our clinical trials. The manufacture of pharmaceuticals is subject to extensive cGMP regulations, which impose various procedural and documentation requirements and govern all areas of record keeping, production processes and controls, personnel and quality control. Our small molecule drug candidate lanifibranor is manufactured using common chemical engineering and synthetic processes from commercially available raw materials.

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

United States - FDA Process

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
•

submission to the FDA of an investigational new drug, or IND, application for human clinical testing, which must become effective before human clinical studies start. The sponsor must update the IND annually;

•	approval of the study by an independent institutional review board, or IRB, or ethics committee representing each clinical site before each clinical study begins;
•	performance of adequate and well-controlled human clinical studies to establish the safety and efficacy of the drug for each indication to the FDA’s satisfaction;
•	submission to the FDA of a new drug application, or NDA;
•	potential review of the drug application by an FDA advisory committee, where appropriate and if applicable;
•	satisfactory completion of an FDA inspection of the manufacturing facility or facilities to assess compliance with current good manufacturing practices, cGMP, or regulations; and
•	FDA review and approval of the NDA.

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

The cost of preparing and submitting an NDA is substantial. The submission of most NDAs is additionally subject to a substantial application user fee, and the manufacturer and/or sponsor under an approved NDA are also subject to annual program user fees. The FDA typically increases these fees annually. Orphan drug designation entitles a party to financial incentives such as opportunities for grant funding towards clinical study costs, tax advantages, and user-fee waivers.

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

Rare Pediatric Disease Priority Review Voucher Program

FDA awards priority review vouchers to sponsors of designated rare pediatric disease product applications as an incentive to encourage development of new drug and biological products for prevention and treatment of rare pediatric diseases. Specifically, under this program, a sponsor who receives an approval for a drug or biologic for a “rare pediatric disease” may qualify for a voucher that can be redeemed to receive a priority review of a subsequent marketing application for a different product. The sponsor of a rare pediatric disease drug product receiving a priority review voucher may transfer (including by sale) the voucher to another sponsor. The voucher may be further transferred any number of times before the voucher is used, as long as the sponsor making the transfer has not yet submitted the application. The FDA may also revoke any priority review voucher if the rare pediatric disease drug for which the voucher was awarded is not marketed in the United States within one year following the date of approval.

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

Absent any extension, Congress has only authorized the Rare Pediatric Disease Priority Review Voucher program until September 30, 2024. However, if a drug candidate receives Rare Pediatric Disease Designation before December 18, 2024, it is eligible to receive a voucher if it is approved before September 30, 2026.

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

•

new requirements under the federal Physician Payments Sunshine Act for drug manufacturers to report information related to payments and other transfers of value made to physicians, as defined by such law, other healthcare professionals, and teaching hospitals as well as ownership or investment interests held by physicians and their immediate family members;

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

There have been judicial, Congressional and executive branch challenges to certain aspects of the Affordable Care Act. President Trump has signed several Executive Orders and other directives designed to delay the implementation of certain provisions of the Affordable Care Act or otherwise circumvent some of the requirements for health insurance mandated by the Affordable Care Act. Concurrently, Congress considered legislation that would repeal or repeal and replace all or part of the Affordable Care Act. While Congress has not passed comprehensive repeal legislation, several bills affecting the implementation of certain taxes under the Affordable Care Act have been signed into law. The Tax Cuts and Jobs Act of 2017 includes a provision repealing, effective January 1, 2019, the tax-based shared responsibility payment imposed by the Affordable Care Act on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate.” Additionally, the 2020 federal spending package permanently eliminated, effective January 1, 2020, the Affordable Care Act’s mandated “Cadillac” tax on high-cost employer-sponsored health coverage and medical device tax and, effective January 1, 2021, also eliminated the health insurer tax. On June 17, 2021 the U.S. Supreme Court dismissed a challenge on procedural grounds that argued the Affordable Care Act is unconstitutional in its entirety because the “individual mandate” was repealed by Congress. Thus, the Affordable Care Act will remain in effect in its current form. Prior to the U.S. Supreme Court ruling, on January 28, 2021, President Biden issued an executive order that initiated a special enrollment period for purposes of obtaining health insurance coverage through the Affordable Care Act marketplace. The executive order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the Affordable Care Act. It is possible that the Affordable Care Act will be subject to judicial or Congressional challenges in the future. It is unclear how such challenges and the healthcare reform measures of the Biden administration will impact the Affordable Care Act and the Company's business.

In addition, other health reform measures have been proposed and adopted in the United States since the Affordable Care Act was enacted. For example, as a result of the Budget Control Act of 2011, as amended, providers are subject to Medicare payment reductions of 2% per fiscal year through 2031, except for a temporary suspension from May 1, 2020 through March 31, 2022 due to the COVID-

19 pandemic, unless additional Congressional action is taken. Under current legislation, the actual reduction in Medicare payments will vary from 1% in 2022 to up to 3% in the final fiscal year of this sequester. Further, the American Taxpayer Relief Act of 2012 reduced Medicare payments to several providers and increased the statute of limitations period for the government to recover overpayments from providers from three to five years. Additionally, on March 11, 2021, President Biden signed the American Rescue Plan Act of 2021 into law, which eliminates the statutory Medicaid drug rebate cap, currently set at 100% of a drug’s average manufacturer price, for single source and innovator multiple source drugs, beginning January 1, 2024.

Further, there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several recent Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, reduce the cost of drugs under Medicare, and reform government program reimbursement methodologies for drugs. For example, at the federal level, on July 24, 2020 and September 13, 2020, President Trump announced several executive orders related to prescription drug pricing that seek to implement several of the administration’s proposals. As a result, the FDA concurrently released a final rule and guidance in September 2020 providing pathways for states to build and submit importation plans for drugs from Canada. Further, on November 20, 2020, the U.S. Department of Health and Human Services, or HHS, finalized a regulation removing safe harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Part D, either directly or through pharmacy benefit managers, unless the price reduction is required by law. The implementation of the rule has been delayed by the Biden administration from January 1, 2022 to January 1, 2023 in response to ongoing litigation. The rule also creates a new safe harbor for price reductions reflected at the point-of-sale, as well as a safe harbor for certain fixed fee arrangements between pharmacy benefit managers and manufacturers, the implementation of which have also been delayed to January 1, 2023. In July 2021, the Biden administration released an executive order, “Promoting Competition in the American Economy,” with multiple provisions aimed at prescription drugs. In response to Biden’s executive order, on September 9, 2021, HHS released a Comprehensive Plan for Addressing High Drug Prices that outlines principles for drug pricing reform and sets out a variety of potential legislative policies that Congress could pursue as well as potential administrative actions HHS can take to advance these principles. No legislation or administrative actions have been finalized to implement these principles. It is unclear whether these or similar policy initiatives will be implemented in the future. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. It is also possible that additional governmental action is taken in response to the COVID-19 pandemic.

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

Orphan Drug Designation

In the European Union, Regulation (EC) No 141/2000, as amended, states that a drug will be designated as an orphan drug if its sponsor can establish (Article 3) that it is intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition affecting not more than five in ten thousand persons in the European Union when the application is made, or that it is intended for the diagnosis, prevention or treatment of a life-threatening, seriously debilitating or serious and chronic condition in the European Union and that without incentives it is unlikely that the marketing of the drug in the European Union would generate sufficient return to justify the necessary investment; and that there exists no satisfactory method of diagnosis, prevention or treatment of the condition in question that has been authorized in the European Union or, if such method exists, that the drug will be of significant benefit to those affected by that condition pursuant to Regulation (EC) No. 847/2000 of April 27, 2000 laying down the provisions for implementation of the criteria for designation of a medicinal product as an orphan medicinal product and definitions of the concepts “similar medicinal product” and “clinical superiority.” A sponsor applying for designation of a medicinal product as an orphan medicinal product shall apply for designation at any stage of the development of the medicinal product.

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

The federal Physician Payments Sunshine Act requires certain manufacturers of drugs, devices, biologics, and medical supplies to report annually to CMS information related to payments and other transfers of value to physicians, as defined by such law (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), other healthcare professionals (such as physician assistants and nurse practitioners), and teaching hospitals, as well as information regarding ownership and investment interests held by such physicians and their immediate family members.

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

(1)Inventiva Inc. was incorporated in the state of New Jersey on January 5, 2021.

D.    Property, Plants and Equipment

Our corporate headquarters is located in Daix, France, where we occupy approximately 129,000 square feet of space that we own. We believe our existing facilities meet our current needs.

Item 4A.    Unresolved Staff Comments.

Not applicable.

Item 5.    Operating and Financial Review and Prospects.

You should read the following discussion of our operating and financial review and prospects in conjunction with our audited consolidated financial statements and the related notes thereto included elsewhere in this Annual Report. In addition to historical information, the following discussion and analysis contains forward looking statements that reflect our plans, estimates and beliefs. Our actual results and the timing of events could differ materially from those anticipated in the forward looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this Annual Report, particularly in sections titled “Risk Factors” and “Special Note Regarding Forward Looking Statements.” The audited consolidated financial statements as of and for the years ended December 31, 2021, 2020 and 2019 were prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

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

We began our operations in 2012 following the purchase of assets from Abbott Laboratories, or Abbott. Our operations have focused on organizing and staffing our company, business planning, raising capital, entering into collaboration agreements and conducting pre-clinical and clinical development of our product candidates. We do not have any products approved for sale and have not generated any revenue from product sales. We received a net aggregate of €96.0 million in payments from Abbott pursuant to agreements entered into in connection with our formation, and raised €44.6 million in net proceeds from the initial public offering of our ordinary shares on Euronext Paris in February 2017, followed by €32.4 million in net proceeds from a private placement of our ordinary shares in April 2018, €8.6 million in net proceeds from two capital increases for categories of investors in September and October 2019 and €14.6 million in net proceeds from a capital increase for categories of investors in February 2020.

In July 2020, we completed our initial public offering on the Nasdaq Global Market of an aggregate of 7,478,261 new ordinary shares in the form of American Depositary Shares, or ADSs, each representing one ordinary share at an offering price of $14.40 per ADS, for an aggregate gross proceeds amount of $107.7 million, equivalent to approximately €94.1 million (based on exchange rate on July 15, 2020, date of receipt of funds), before deduction of underwriting commissions and estimated expenses payable by us. Our net proceeds from this global offering were approximately €87 million. We established an “At-The-Market” program for an aggregate gross sales proceeds of up to $100,000,000 in August 2021 and raised $30 million in gross proceeds through that program in September 2021 and $1.9 million in October 2021.

We also received payments under our collaboration agreements with AbbVie and Boehringer Ingelheim International GmbH, or BI, research tax credits, subsidies and bank borrowings.

In May 2020, we entered into three credit agreements pursuant to which we received €10.0 million in the form of State Guaranteed Loans (Prêts Garantis par l'Etat), which are provided by a syndicate of French banks and guaranteed by the French State in the context of the COVID-19 pandemic with initial maturity in May 2021. These loans have been extended until the third quarter of 2022. The amendments provide for reimbursements to be made over four years, beginning in July 2022 for the loan from Crédit Agricole and in September 2022 for the loans from Bpifrance and Société Générale.

We have incurred significant operating losses in recent periods. Our net loss was €30.2 million, €33.6 million and €49.6 million for the year ended December 31, 2019, 2020 and 2021, respectively. We had cash and cash equivalents of €35.8 million, €105.7 million and €86.6 million as of December 31, 2019, 2020 and 2021, respectively. We expect to incur significant expenses and substantial operating losses over the next several years as we advance clinical development and prepare for potential commercialization of lanifibranor and odiparcil and continue our pre-clinical and research and development efforts. Our net losses may fluctuate significantly from quarter to quarter and year to year, depending on the timing of our clinical trials, the receipt of milestone and other payments, if any, under our collaboration with AbbVie and our expenditures on other research and development activities. We anticipate that our expenses will increase substantially in connection with our ongoing activities, as we:

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

Impact of COVID-19

At the present date, the Covid-19 pandemic did not significantly impact our business activities, financial position and operating results.

At the present date, we were not aware of any specific events or circumstances that would require us to update our estimates, assumptions and judgments or to revise the carrying amounts of our assets and liabilities. Such estimates may be adjusted as new events occur and additional information is obtained. The adjustments will be recognized in the consolidated financial statements as soon as we become aware of the new events or the additional information. Actual results may differ from the estimates and any differences may be material for the consolidated financial statements.

A. Operating Results

Revenue

Our revenue consists primarily of up-front and milestone payments, as well as service fees, received under our collaboration with AbbVie and prior collaboration with BI.

Under our collaboration with AbbVie, we developed inverse agonists of the nuclear receptor RORy for the treatment of moderate to severe psoriasis. We completed performance of our obligations under our initial agreement with AbbVie with respect to our RORy program in August 2018, following a one-year extension, and with respect to all other programs in March 2019. Since April 2019, we no longer provide research services under our AbbVie collaboration, but remain eligible to receive up to an aggregate of €31 million in future milestone payments (after receiving an additional milestone payment of €4.0 million in January 2022), as well as tiered royalties on product sales from the mid-single to low-double (below teens) digits.

Our collaboration with BI was focused on the identification of new treatments for idiopathic pulmonary fibrosis and other fibrotic diseases and was ended in November 2019 following the BI's decision to prioritize other products in its portfolio.

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

Research tax credits (crédit d'impôt recherche), or CIR, are granted by the French tax authorities to encourage technical and scientific research by French companies. Companies demonstrating that they have expenses that meet the required criteria, including research expenses located in France or certain other European countries, receive a tax credit that can be used against the payment of the corporate tax due the fiscal year in which the expenses were incurred and during the next three fiscal years. Companies may receive cash reimbursement for any excess portion. We requested the reimbursement of the CIR for 2019 in 2020 (fully paid in June 2020), we requested the reimbursement of the CIR for 2020 in 2021 (fully paid in June 2021) and we will request the reimbursement of the CIR for 2021 in 2022, in each case under the community tax rules for small and medium sized entities and in compliance with the current regulations. CIRs are subject to audit by the French tax authorities.

In 2019, 2020 and 2021, the CIR corresponds to the amount of research tax credit recorded for each period and corrective claim established by the Company following the July 22, 2020 decision of the French administrative supreme court (“Conseil d’Etat”). CIR amounted €3.8 million, €4.8 million and €4.3 million for the years ended December 31, 2021, December 31, 2020, and December 31, 2019 respectively.

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

Marketing — Business Development Expenses

Marketing — business development expenses consist primarily of personnel costs, including salaries, benefits and share-based compensation expense, for our business development team. We anticipate that our sales and marketing expenses will increase in the future as we prepare for the potential launch and commercialization of our product candidates, if approved.

Other Operating Income (Expenses)

For the year ended December 31, 2021, our other operating income (expenses) consisted primarily of:

•	reversal of provision related to our research tax credit for the fiscal year 2013 to 2015, amounted to €1.5 million, offset by the accrued expense accounted for the same amount;
•	Costs related to the Public Offering of Securities Insurance entered into in connection with our initial public offering on the Nasdaq Global Market in July 2020, amounting to €0.8 million; and,
•	in a lesser extent, the reversal of the depreciation of the tax loss carry back receivable amounting to €0.3 million and the reassessment of the CIR 2017 receivable for a net amount of €0.2 million.

For the year ended December 31, 2020, our other operating income (expenses) consisted primarily of:

•

corrective claims for additional reimbursements of CIR with regard to the years from 2017 to 2019, following the recent decision of the Council of State in July 2020 on the eligibility of subcontracting expenses, amounting to €2.9 million;

•	costs incurred in connection with our initial public offering on the Nasdaq Global Market which could not be deducted from the issue premium, amounting to €2.8 million;
•	additional provisions related to our research tax credit for the fiscal years 2013 to 2015 and 2017, amounting to €1.8 million; and,
•

in a lesser extent, full depreciation of the tax loss carry back receivable amounting to €0.3 million, following the reception, on December 7, 2020, of a tax reassessment which rejected the entire deficit carry-back which was recognized by the Company since 2017.

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

In 2019, our payroll taxes for the 2016, 2017 and 2018 taxable years were audited by the French tax authorities and we received a proposed tax adjustment of €1.7 million (including penalties and late payment interest) in December 2019. We challenged the adjustment, and, on June 16, 2020, we received a response from the tax authorities resolving the dispute in our favor for fiscal year 2018 and granting us a concession on the related payroll taxes. On October 30, 2020, we received the Notice of Recovery (AMR) related to the payroll taxes for the taxable year 2016 and 2017 requesting the payment of €1.2 million (including penalties and late payment interest until December 31, 2019). On December 8, 2020, we sent a contentious claim with a request for a suspension of payment. The tax authorities responded favorably to the request subject to the constitution of a guarantee in the amount of €1.0 million.

In January 2021, the administrative court of Dijon rejected our contest claim against the tax authorities for the tax adjustments regarding payroll tax for the years 2013 to 2015. Consequently, in February 2021, we received formal notice to pay the amounts due, €1.9 million in total, to the tax authorities. In March 2021, Abbott paid us the €2.0 million corresponding to the maximum compensation guaranteed by Abbott and we paid €1.8 million to the tax authorities in June 2021, including €1.3 million by offsetting VAT credit receivables and €0.5 million by bank transfer. Following this payment, Credit Agricole agreed to release the related pledge on short-term deposit for €1.0 million.

For the payroll tax for fiscal years 2016 and 2017, the French tax authorities rejected, by letter dated November 26, 2021, our claim for a total amount of €1.2 million (including penalties and late payment interest) and discussions for a global settlement are ongoing with the French tax authorities as of the date of these financial statements, with no impact on the Company's accounts as of December 31, 2021.

CIR

Following the tax audit, for fiscal years 2013 to 2015, Inventiva received a collection notice on August 17, 2018 for an amount of €1.9 million, including penalties and late payment interest. Based on ongoing discussions, we initially estimated the maximum risk in connection with the CIR reassessment limited to €0.4 million until December 2019. As at December 31, 2020, we accounted for an additional provision in the amount of €1.1 million to cover the total amount disputed. On November 26, 2021, the tax authorities partially accepted our claim relating to the research tax credit for the years 2013 to 2015 and granted a concession of €0.3 million. Following this letter, the provision recorded for a total amount of €1.5 million has been fully reversed and an accrual has been recorded for the same amount.

In addition, in 2019, we received a partial reimbursement of the 2017 CIR, in the amount of €3.6 million over the €4.5 million initially requested. At December 31, 2020, we estimated the maximum risk in respect the 2017 CIR at €0.9 million, corresponding to the full amount not yet reimbursed by the tax authorities. On December 6, 2021, we sent a new letter specifying that €0.2 million of the amount not yet reimbursed by the tax authorities was corresponding to eligible subcontracting expenses related to the decision of the administrative supreme court (“Conseil d’Etat”) on July 22, 2020 and so, was compliant with the conditions of the research tax credit. The Company has offered to waive all claims for the remaining amount of €0.7 million. In January 2022, the tax authorities fully accepted this request and grant us a concession of €0.2 million. Following this letter, the provision recorded for a total amount of €0.9 million had been fully reversed and the receivable relating to CIR 2017 has been reduced to €0.2 million, corresponding to the rebate granted by tax authorities

Net Financial Income (Expense)

Net financial income (expense) relates primarily to fair value gains and losses on forwards, interest and other expense for loans and other financial debts as well as foreign exchange gains and losses, offset by income received from cash and cash equivalents and short term investments. Our cash and cash equivalents have been deposited primarily in cash accounts and term deposit accounts with short maturities.

In 2020, we completed three forward currency contracts for a total amount of USD 60 million to protect our activities against exchange rate fluctuations between the euro and the U.S. dollar. These contracts ended in May 2021.

Income Tax

Income tax reflects our current income tax, as well as our deferred tax income (expense).

In 2019, 2020 and 2021, we have faced tax losses. As the recoverability of our tax losses is not considered probable in subsequent periods due to the uncertainties inherent in our business, no deferred tax assets were recognized in the consolidated financial statements as of December 31, 2019, 2020 and 2021.

In 2021, we faced a tax expense of €30 thousand related to the activity of our subsidiary Inventiva Inc. in the United States and paid €0.3 million regarding a deficit carry-back.

A.    Operating Results

Comparison of the years ended December 31, 2020 and 2021

Revenue

We generated revenue of €4.2 million in the year ended December 31, 2021, an increase of €3.8 million compared to revenue of €0.4 million generated for the year ended December 31, 2020. The increase was primarily related to the milestone payment of €4.0 million following the launch of Phase IIb clinical trials with cedirogant as part of the collaboration agreement with AbbVie. We received this milestone payment in January 2022.

Other Income

We generated other income of €4.3 million in the year ended December 31, 2021 compared to other income of €4.9 million generated in the year ended December 31, 2020, which represents a decrease of 12%. Other Income mainly consisted of CIR 2020 and CIR 2021 in the amounts of €4.8 million and €3.8 million recorded in 2020 and 2021, respectively.

Research and Development Expenses

Our research and development expenses were €48.5 million in the year ended December 31, 2021, an increase of €24.7 million, compared to research and development expenses of €23.7 million in the year ended December 31, 2020.

The components of our research and development expenses were as follows for the periods presented:

	Year ended
	December 31,
(in thousands of €)	2020	2021	% change
Research, pre‑clinical study and clinical trial expenses	10,987	33,004	200%
Personnel costs, other than share‑based compensation	6,912	8,352	21%
Share‑based compensation expense	607	1,293	113%
Other expenses	5,211	5,803	11%
Total research and development expenses	23,717	48,452	104%

The increase in our research and development was primarily the result of a €22.0 million increase in research, pre-clinical study and clinical trial expenses, mainly related to lanifibranor, and to a lesser extent, a €2.1 million increase, or 28%, in connection with personnel costs including shared-based compensation expense.

Research, pre-clinical study and clinical trial expenses are broken down by product candidate for the years ended December 31, 2019 and 2020 in the following table:

	Year ended
	December 31,
(in thousands of €)	2020	2021	% change
Lanifibranor	7,127	31,324	340%
Odiparcil	2,835	102	(96)%
YAP/TEAD	849	732	(14)%
NUAK	138	481	248%
Other	38	365	961%
Total Research, pre‑clinical study and clinical trial expenses	10,987	33,004	200%

The increase by €22.0 million in research, pre-clinical study and clinical trial expenses is primarily related to lanifibranor, for which the related research, pre-clinical study and clinical trial expenses increased by €24.2 million mainly due to the launch of the NATiVE3 study.

This increase is partially offset by the decrease by €2.7 million of research, pre-clinical study and clinical trial expenses related to odiparcil due to our decision to focus our clinical efforts on the development of lanifibranor in NASH and to suspend all MPS-related R&D activities, following the positive feedback from the FDA to advance our lead drug candidate lanifibranor. As a consequence, the Phase I/II SAFE-KIDDS clinical trial evaluating odiparcil in MPS VI children and the Phase IIa extension clinical trial with odiparcil in MPS VI patients who completed the prior iMProveS Phase IIa clinical trial has not been initiated in the first half of 2021 as initially planned. We are reviewing all available options to optimize the development of our second clinical-stage asset odiparcil for the treatment of MPS VI, which could include a partnership.

General and Administrative Expenses

Our general and administrative expenses were €11.2 million in the year ended December 31, 2021, an increase of €2.7 million, or 31% compared to general and administrative expenses of €8.5 million in the year ended December 31, 2020. The increase is mainly due to the additional insurance, legal, audit and consulting fees following our initial public offering on the Nasdaq Global Market and to the new warrants plan attributed to our managing directors.

Marketing — Business Development Expenses

Our marketing — business development expenses were €0.4 million in the year end December 31, 2021, a decrease of €0.2 million, or 35%, compared to the marketing — business development expenses of €0.6 million in the year ended December 31, 2020. The decrease is primarily due to consulting fees on company strategy in 2020 which amounted to €0.3 million.

Other Operating Income (Expenses)

In the year ended December 31, 2021, we had net other operating expense of €0.6 million primarily related to insurance costs relating to the Public Offering of Securities for an amount of €0.8 million partially offset by the reassessment of the CIR 2017 receivable for a net amount of €0.2 million and a reversal of depreciation of the tax loss carry back receivable for €0.3 million.

In the year ended December 31, 2020, we had net other operating expense of €2.2 million primarily related to the transaction costs linked to the initial public offering on the Nasdaq Global Market, which cannot be deducted from the premiums related to share capital for €2.8 million as well as additional provisions with regard to tax risk on CIR for the years 2013 to 2015 and 2017, for a total amount of €1.8 million and , in a lesser extent, the impairment of the entire tax loss carry back receivable by €0.3 million following the reception, on December 15, 2020, of a tax reassessment which rejects the entire deficit carry-back which is recognized by since 2017. These expenses were partially offset by the corrective claims for additional reimbursements of CIR with regard to the years from 2017 to 2019 for a total amount of €2.9 million.

Net Financial Income (Expense)

Our net financial income was €2.8 million in the year ended December 31, 2021 compared to a net financial expense of €3.9 million in the year ended December 31, 2020. The change was primarily attributable to foreign exchange gains related to bank accounts and short-term deposit accounts denominated in U.S. dollars for a total amount of €5.4 million. These gains were partially offset by financial exchange losses related to the foreign currency short-term deposits and the change in fair value resulting from the settlement of three foreign currency forward sales contracts for €2.5 million.

For the year ended December 31, 2020, financial income mainly relates to the change in the fair value of foreign currency forwards for €1.8 million and financial expenses mainly relates to the foreign exchange losses related to bank accounts and short-term deposit accounts denominated in U.S. dollars for an amount of €5.9 million.

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

The components of our research and development expenses were as follows for the periods presented:

	Year ended
	December 31,
(in thousands of €)	2019	2020	% change
Research, pre‑clinical study and clinical trial expenses	19,353	10,987	(43)%
Personnel costs, other than share‑based compensation	7,208	6,912	(4)%
Share‑based compensation expense	868	607	(30)%
Other expenses	6,362	5,211	(18)%
Total research and development expenses	33,791	23,717	(30)%

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

Research, pre-clinical study and clinical trial expenses are broken down by product candidate for the years ended December 31, 2019 and 2020 in the following table:

	Year ended
	December 31,
(in thousands of €)	2019	2020	% change
Lanifibranor	13,209	7,127	(46)%
Odiparcil	4,965	2,835	(43)%
YAP/TEAD	1,094	849	(22)%
Other	92	177	92%
Total Research, pre‑clinical study and clinical trial expenses	19,353	10,987	(43)%

The decrease in research, pre-clinical study and clinical trial expenses is primarily related to lanifibranor and odiparcil:

•	Research, pre-clinical study and clinical trial expenses of lanifibranor decreased by €6.1 million, or 46%, primarily due to the completion of the NATIVE Phase IIb study.
•

Research, pre-clinical study and clinical trial expenses of odiparcil decreased by €2.1 million, or 43%, primarily due to the completion of the iMProveS Phase IIa study, whose results were published on December 18, 2020.

Following the positive feedback from the FDA to advance our lead drug candidate lanifibranor, we decided to focus our clinical efforts on the development of lanifibranor in NASH and will suspend all MPS-related R&D activities. As a consequence, the Phase I/II SAFE-KIDDS clinical trial evaluating odiparcil in MPS VI children and the Phase IIa extension clinical trial with odiparcil in MPS VI patients who completed the prior iMProveS Phase IIa clinical trial was not initiated in the first half of 2021 as initially planned. We are reviewing all available options to optimize the development of our second clinical-stage asset odiparcil for the treatment of MPS VI, which could include a partnership.

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

Other Operating Income (Expenses)

In the year ended December 31, 2020, we had net other operating expense of €2.2 million primarily related to the transaction costs linked to the initial public offering on the Nasdaq Global Market, which cannot be deducted from the premiums related to share capital for €2.8 million euros as well as additional provisions with regard to tax risk on CIR for the years 2013 to 2015 and 2017, for a total amount of €1.8 million and , in a lesser extent, the impairment of the entire tax loss carry back receivable by €0.3 million following the reception, on December 15, 2020, of a tax reassessment which rejects the entire deficit carry-back which is recognized by since 2017. These expenses were partially offset by the corrective claims for additional reimbursements of CIR with regard to the years from 2017 to 2019 for a total amount of €2.9 million.

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

B.    Liquidity and Capital Resources

Since our inception, we have received a net aggregate of €96.0 million in payments from Abbott pursuant to agreements entered into in connection with our formation that ended in 2017. We also raised €44.6 million in net proceeds from the initial public offering of our ordinary shares on Euronext Paris in February 2017, €32.4 million in net proceeds from a private placement of our ordinary shares in April 2018, €8.6 million in net proceeds from two capital increases reserved to categories of investors in September and October 2019, €14.7 million in net proceeds from a capital increase reserved to categories of investors in February 2020 and raised €87.0 million in net proceeds from the public offering of our ordinary shares on Nasdaq Global Market in July 2020.

In August 2021, we established an ATM program and, through this program, we raised €25.4 million in net proceeds from the sales of ADSs to existing and new institutional investors in September and October 2021.

In addition, we have received an aggregate of €9.0 million and €3.0 million in upfront and milestone payments under our collaboration agreements with AbbVie and BI, respectively and an additional payment of €4.0 million has been received from AbbVie in January 2022. We have also received an aggregate of €32.9 million of research tax credit reimbursements, an aggregate of €1.1 million and €0.5 million of non-refundable subsidies from Bpifrance and France’s national research agency, respectively, as well as a financing for a total amount of €10.0 million guaranteed by the French State in the context of the Covid-19 pandemic.

Material cash requirements

The following table discloses aggregate information about material contractual obligations and periods in which payments were due as of December 31, 2021.

(in thousands of €)	2022	Thereafter	Total
Bank borrowings	1,244	8,746	9,990
Lease liabilities	463	1,367	1,830
Purchase obligations - Obligations Under the Terms of CRO/CMO Agreements	53,300	171,700	22,500
Total	55,007	181,813	236,820

The commitment amounts in the table above are associated with contracts that are enforceable and legally binding and that specify all significant terms, including interest on long-term debt, fixed or minimum services to be used, fixed, minimum or variable price provisions, and the approximate timing of the actions under the contracts. The table does not include obligations under agreements that we can cancel without a significant penalty. Future events could cause actual payments to differ from these estimates.

Bank borrowings represent a €10.0 million cash requirement as of December 31, 2021 and are mainly related to the three loans taken out from a syndicate of French banks, in the form of the loans guaranteed by the French State for a total amount of €10.0 million in the context of the Covid-19 pandemic. These loans taken out in May 2020 with initial maturity in May 2021 have been extended until September 2022. The amendments provide for reimbursements to be made over four years, beginning in July 2022.

Leases represent a €1.8 million cash requirement as of December 31, 2021 with a repayment horizon up to 2026. In this amount is also included the minimum commitment to be paid as of December 31, 2021 of €1.7 million, classified as an off-balance sheet commitment, related to the agreement with Echosens to lease FibroScan in order to equip the clinical sites opened for the Phase III study.

In connection with the Phase III NASH study, the Phase III NATiV3 study and lanifibranor studies we signed agreements with several contract research organizations and contract manufacturing organizations. The total amount to be paid under these agreements amounts to €236.8 million in the aggregate as of December 31, 2021 with a repayment horizon up to 2028. These obligations represent off-balance sheet commitments.

Cash-flows

As of December 31, 2019, 2020 and 2021, we had cash and cash equivalents of €35.8 million, €105.7 million and €86.6 million, respectively. The following table shows a summary of our cash flows for the periods indicated:

	Year ended December 31,
(in thousands of €)	2019	2020	2021
Net cash provided by (used in) operating activities	(28,404)	(30,590)	(47,629)
Net cash provided by (used in) investing activities	(826)	(8,557)	(1,793)
Net cash provided by (used in) financing activities	8,378	111,674	25,447
Net (decrease) increase in cash and cash equivalents	(20,852)	72,527	(23,975)

Operating Activities

During the year ended December 31, 2019, we used €28.4 million of cash in operating activities. Cash used in operating activities reflected our net loss of €30.2 million and non-cash income of €1.3 million, principally related to the right to receive our CIR reimbursement of €4.3 million for 2019, partially offset by €3.6 million of the 2017 CIR received in 2019.

During the year ended December 31, 2020, we used €30.6 million of cash in operating activities. Cash used in operating activities mainly reflected our net loss of €33.6 million and non-cash income of €3.4 million, primarily related to the right to receive our CIR reimbursement of €4.8 million for 2020 and adjustment requests for the right to receive additional reimbursements of CIR for the years 2016 to 2019 following the recent decisions of the Council of State related to the eligibility of subcontracting expenses, in a total amount of €2.8 million. These increases in use are partially offset by €4.2 million of the 2018 CIR and the €4.3 million of the 2019 CIR received in 2020.

During the year ended December 31, 2021, we used €47.6 million of cash in operating activities. Cash used in operating activities mainly reflected our net loss of €49.6, due to research and development expenses, which amount to €48.4 million for the year ended December 31, 2021, compared to €23.7 million for the year ended December 31, 2020.

Investing Activities

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

During the year ended December 31, 2021, we used €1.8 million of cash in investing activities. Cash used in investing activities reflected mainly the increase in short-term deposit accounts denominated in U.S. dollars of €1.3 million.

Financing Activities

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

During the year ended December 31, 2021, financing activities provided €25.4 million of cash, primarily consisting of the net proceeds of €25.4 million from sales of ADSs under our ATM in September 2021 and October 2021.

Operating Capital Requirements

We expect our expenses to increase in connection with our ongoing activities, particularly as we continue the research and development of, continue or initiate clinical trials of, and seek marketing approval for, our product candidates. In addition, if we obtain marketing approval for any of our product candidates, we expect to incur significant commercialization expenses related to program sales, marketing, manufacturing and distribution to the extent that such sales, marketing and distribution are not the responsibility of collaborators. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital when needed or on attractive terms, we would be forced to delay, reduce or eliminate our research and development programs or future commercialization efforts. In May 2020, we entered into three credit agreements pursuant to which we received €10 million in the form of a State Guaranteed Loan (Prêts Garantis par l'Etat), which is provided by a syndicate of French banks and guaranteed by the French State with initial maturity in May 2021. These loans have been extended until the third quarter of 2022. The amendments provide for reimbursements to be made over four years, beginning in July 2022 for the loan from Crédit Agricole and in September 2022 for the loans from Bpifrance and Société Générale. In July 2020, we completed our public offering on the Nasdaq Global Market for a net proceed of €87.0 million. We believe that the net proceeds of this offering, together with our existing cash and cash equivalents at December 31, 2021, will enable us to fund our operating expenses and capital expenditure requirements through the first quarter of 2023. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect.

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

D.   Trend Information

For a discussion of trends, see “Item 4.B-Business Overview,” “Item 5.1-Operating Results” and “Item 5.B-Liquidity and Capital Resources.”

E.   Critical Accounting Estimates

Not applicable.

Item 6.    Directors, Senior Management and Employees.

A.   Directors and Senior Management

The following table sets forth information concerning our executive officers and directors as of March 1, 2022:

Name	Age	Position(s)
Executive Officers
Frédéric Cren	56	Chief Executive Officer and Chairman of the Board of Directors
Pierre Broqua	60	Deputy Chief Executive Officer, Chief Scientific Officer and Director
Jean Volatier	57	Chief Financial Officer
Michael Cooreman	64	Chief Medical Officer
Alice Roudot-Ketelers	51	Vice President Pharmaceutical & Clinical Development
Eric Duranson	48	General Counsel
Nathalie Harroy	55	Head of Human Resources
Non-Employee Directors
Chris Buyse(1)(2)(3)	57	Director
Lucy Lu(4)	47	Director
Heinz Maeusli(1)	59	Director
Annick Schwebig(1)(2)(5)	71	Director
Martine Zimmermann	53	Director

(1)	Member of the audit committee.
(2)	Member of the compensation and appointments committee.
(3)	As representative of Pienter-Jan BVBA, the legal entity that holds this board seat.
(4)	As representative of Sofinnova Partners, the legal entity that holds this board seat.
(5)	As representative of Cell+, the legal entity that holds this board seat.

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

Pierre Broqua has served as our Chief Scientific Officer since co-founding Inventiva in 2011, and as our Deputy Chief Executive Officer and a member of our board of directors since May 2016. Previously, Dr. Broqua served as a Head of Research for Abbott Laboratories from 2010 until 2012. He has a doctor of philosophy degree in pharmacology from the University of Paris Descartes and a master’s degree in chemistry and biochemistry from Université Pierre et Marie Curie, Paris.

Jean Volatier has served as our Chief Financial Officer since August 2012. Previously, Mr. Volatier was a senior consultant for I Care Environnement, a consulting company, from January 2011 to October 2011, the interim Chief Financial Officer of the NAOS Group, a skin care company, from April 2010 to November 2010, and the Chief Financial Officer of the Soufflet Group, an agro-industry company. He holds a master’s degree in management from Paris IX Dauphine University, PSL University, an executive specialized master’s degree in corporate social responsibility from MINES-ParisTech, PSL University, and the diplôme d’études supérieures comptables et financières.

Michael Cooreman has served as our Chief Medical Officer since October 2020. From 2017 to 2020, Dr. Cooreman was Vice President, Science and Medicine, in charge of global research and development in gastroenterology and hepatology at Ferring Pharmaceuticals. From 2015 to 2017, Dr. Cooreman served as Chief Medical Officer at ImmusanT, a biotechnology company located in the United States. He holds a Doctor of Medicine degree from the University of Louvain, Belgium, and a doctor degree from the Heinrich Heine University in Düsseldorf, Germany.

Alice Roudot-Ketelers has served as our Vice President Pharmaceutical & Clinical Development since August 2021. From June 2014 to July 2021, Ms. Roudot-Ketelers served as Vice President Clinical Development at Genfit, a French biopharmaceutical company dedicated metabolic and liver-related diseases, where she was in charge of all drug development programs and oversaw cross-functional teams in Chemistry, Manufacturing and Controls, non-clinical and clinical development up to Phase III trials. She holds a master’s degree in Pharmacy from the University of Lyon, and a Doctor of Pharmacy degree from the University of Lille.

Eric Duranson has served as our General Counsel since July 2021. From February 2020 to June 2021, Mr. Duranson served as the head of the legal team for Western Europe of ResMed, a medical device company, and from January 2017 to January 2020 as the head of the legal team for Thermo Fisher Scientific, an analytical laboratory instrument manufacturing company. Prior to that, Mr. Duranson also served as in-house counsel for Sanofi Pasteur from May 2002 to October 2016. He holds a master’s degree in international business law from University Jean Moulin, Lyon III, and a master’s degree in ethics and health law from University Jean Moulin, Lyon III.

Nathalie Harroy has served as our Head of Human Resources since Inventiva’s inception in 2012. Prior to joining Inventiva, from 2010 to 2012 Ms. Harroy worked in human resources at Abbott Labs. Before its acquisition by Abbott Laboratories in 2010, she held various human resource-related roles within Solvay Pharmaceuticals. Ms. Harroy worked in R&D and the Scientific Affairs Division of Fournier Laboratories prior to its acquisition by Solvay Pharmaceuticals. She holds a DESE degree in Human Resources Management from Conservatoire National des Arts et Métiers (CNAM), Dijon.

Non-Employee Directors

Chris Buyse has served as a member of our board of directors since February 2017. Chris Buyse is currently the managing partner of Fund+, which is a life sciences investment fund that he co-founded in 2015. Previously, Mr. Buyse was Chief Financial Officer at ThromboGenics NV, a public biotechnology company, from 2006 to 2014. He is currently serving as a director of Celyad SA, Bioxodes SA, and EYE-D Pharma SA, and previously served as director of Bone Therapeutics SA from 2008 to 2018 and of Keyware Technologies NV from 2006 to 2019. Mr. Buyse holds a master’s degree in applied economic sciences from the University of Antwerp and a master’s degree in business administration from the Vlerick School of Management in Ghent.

Lucy Lu has served as a member of our board of directors since May 2018. She has been the Chief Executive Officer and a member of the Board of Directors of Avenue Therapeutics, Inc., a public biotechnology company, since its inception in 2015. Previously, she was Executive Vice President and Chief Financial Officer of Fortress Biotech, Inc. from 2012 to 2017. Dr. Lu serves as a board member of Veru Inc., a public biopharmaceutical company since 2021. Dr. Lu holds a doctor of medicine degree from the New York University School of Medicine and a master’s degree in business administration from the Leonard N. Stern School of Business at New York University. She also received a bachelor’s degree from the University of Tennessee’s College of Arts and Sciences.

Heinz Maeusli has served as a member of our board of directors since May 2019. Mr. Maeusli also serves on the board of directors Lantheus Holdings, Inc. since 2020, where he is a member of the audit committee, and previously served on the board of directors of Progenics Pharmaceuticals, a biopharmaceutical company, from November 2019 to June 2020, where he was chairman of the audit committee. Prior to joining our board, he served as the Chief Financial Officer of Advanced Accelerator Applications, or AAA, a pharmaceutical group specializing in the field of nuclear medicine, from 2003 to July 2018, where he was involved with the sale of AAA to Novartis, a global healthcare company. Mr. Maeusli has an MBA from Columbia University in New York and a degree in Economics from the University of St. Gallen.

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

Martine Zimmermann has served as a member of our board of directors since April 2021. Ms. Zimmermann has been the Senior Vice President and Head of Global Regulatory Affairs of Alexion Pharma International since June 2016. Throughout her career, she has acquired extensive expertise as Regulatory Affairs Executive in both small and large pharmaceutical groups, holding senior roles in the United States, Europe and Asia-Pacific. Ms. Zimmermann has worked across all phases of drug development within several therapeutic areas, interacting with relevant regulatory authorities in key markets, including the U.S. Food and Drug Administration, the European Medicines Agency and the Japanese Pharmaceuticals and Medical Devices Agency. She also serves on the Board of Directors of U.S.-based Caelum Biosciences since 2019. Ms. Zimmerman holds a Doctor of Pharmacy degree from the University of Strasbourg.

Diversity of the Board of Directors

Board Diversity Matrix (As of December 31, 2021)
Country of Principal Executive Offices	France
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	Yes
Total Number of Directors	7
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	3	3	0	1
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	1
LGBTQ+	0
Did Not Disclose Demographic Background	2

Family Arrangements and Selection Arrangements

There are no family relationships among any of our executive officers or directors.

B.   Compensation

Compensation of Directors and Executive Officers

The aggregate compensation paid and benefits in kind granted by us to our current executive officers and directors, including share-based compensation, for the year ended December 31, 2021 was €1.7 million. For the year ended December 31, 2021, we did not allocate any amounts to be set aside or accrued to provide pension, retirement or similar benefits to our directors or our executive officers.

Non-Employee Director Compensation

The total annual compensation amount is set by the Annual General Meeting. The most recent decision was made on May 28, 2018, setting this amount at €250,000 with effect from 2018. The following table sets forth information regarding the compensation earned by our non-employee directors for service on our board of directors during the year ended December 31, 2021. Mr. Cren, who is our Chief Executive Officer, and Dr. Broqua, who is our Deputy Chief Executive Officer and Chief Scientific Officer, are directors but do not receive any additional compensation for their services as directors.

	Gross Fees	Warrants
Name	Earned (€)(1)	(€)(2)	Total (€)
Pienter-Jan BVBA, represented by Chris Buyse	61,200	—	61,200
Sofinnova Partners, represented by Lucy Lu	43,200	—	43,200
CELL+, represented by Annick Schwebig	59,700	—	59,700
Heinz Maeusli	49,200	—	49,200
Martine Zimmermann(3)	24,686	—	24,686

(1)	Includes out-of-pocket expenses paid by us.
(2)	This column represents the full grant date fair value of share warrants (bons de souscription d’actions) granted during the year as measured pursuant to the Black-Scholes option-pricing model.
(3)

The Board of Directors, in its meeting on April 16, 2021, co-opted Mrs. Martine Zimmermann as a new director to replace Mrs. Nawal Ouzren for the remaining duration of her term of office, i.e., until the end of the shareholders' meeting convened to rule on the financial statements for the financial year ending on December 31, 2021.

Executive Director Compensation

The following table sets forth information regarding compensation earned by Frédéric Cren, our Chairman of the Board and Chief Executive Officer, and by Pierre Broqua, our Deputy Chief Executive Officer, Chief Scientific Officer and Director, during the year ended December 31, 2021.

					Equity		All Other		Paid	Incentive
	Salary				awards		compensation		leave	payments	Total
Name and principal position	(€)		Bonus (€)		(€)		(€)		(€)	(€)	(€)
Frédéric Cren	299,026	(1)	200,246	(2)	404,244	(3)	23,275	(4)	—	2,000	524,547
Chief Executive Officer and Chairman of the Board
Pierre Broqua	240,019	(1)	100,723	(2)	404,244	(3)	14,547	(4)	—	2,000	357,289
Deputy Chief Executive Officer, Chief Scientific Officer and Director

(1)	Reflects gross compensation before taxes.
(2)

For fiscal year 2021, variable compensation has been determined based on the achievement of targets set at the beginning of the year by the Board of Directors in view of Compensation and Appointments Committee recommendations. The performance criteria, which are qualitative in nature, are related to product development, clinical studies results, regulatory approval for certain products, as well as the marketing strategy and financial visibility.

(3)	Reflects valuation of 300,000 share warrants granted during fiscal year 2021.
(4)	Represents housing, car allowances and social guarantees for company managers and executives (GSC).

Following the entry in force of the Sapin 2 Law (French law no. 2016-1691 of December 9, 2016), the payment of the elements of variable compensation and, as appropriate, exceptional compensation attributed for a financial year to the Chairman of the Board, the Chief Executive Officer and the Deputy Chief Executive Officer, is conditional on approval by the next ordinary general meeting of their elements of compensation, paid or attributed during the said financial year (ex post vote). The payments of the above variable compensation are subject to approval by our shareholders at the extraordinary shareholder meeting to be held on May 19, 2022.

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

We had eleven share-based compensation plans in force in 2021 for our executive officers, non-employee directors, employees and service providers, the BSPCE 2013-1 Plan dated 2013, the BSPCE 2021 Plan, the AGA 2019-1, AGA 2021-1 and AGA 2021 bis plans, and the BSA 2017, BSA 2018, BSA 2019, BSA 2019 bis, BSA 2019 ter and BSA 2021 Plans. In general, founder’s share warrants (bons de souscription de parts de créateur d’entreprise) and share warrants (bons de souscription d’actions) no longer continue to vest following termination of the employment, office or service of the holder and all vested shares must be exercised within post-termination exercise periods set forth in the grant documents. In the event of certain changes in our share capital structure, such as a consolidation or share split or dividend, French law and applicable grant documentation provides for appropriate adjustments of the numbers of shares issuable and/or the exercise price of the outstanding warrants.

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

We have two founder’s share warrants in force (bons de souscription de parts de créateur d’entreprise):

BSPCE 2013-1 (2013) Plan

BSPCE 2013-1

Plan title	(2013) plan
Meeting date	November 25, 2013
Dates of allocation	December 13, 2013
Total number of BSPCEs authorized	15,013(1)
Total number of BSPCEs granted	9,027(2)
Start date for the exercise of the BSPCEs	(3)
BSPCE expiration date	December 31, 2023
BSPCE exercise price	€58.50(4)
Number of shares subscribed as of December 31, 2021	621,000
Total number of BSPCEs granted but not exercised as of December 31, 2021	88
Total number of shares available for subscription as of December 31, 2021	8,800
Maximum number of new shares that can be issued	8,800

(1)	Represents the aggregate number of warrants authorized under the BSPCE 2013-1 plans.
(2)	Of which 2,729 BSPCEs need to be excluded following cancellation or lapse for the BSPCE 2013-1 (2013) plan.
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

(4)Price for the subscription of 100 new ordinary shares.

BSPCE 2021 (2021) Plan

On April 16, 2021, the Board of Directors approved the allocation of 600,000 founder share warrants (BSPCE 2021) to Mr. Frédéric Cren and Mr. Pierre Broqua as corporate officers of the Company;

BSPCE 2021
Plan title	(2021) plan
Decision of issuance by the Board of Directors	04/16/2021
Grant date	04/16/2021
Beneficiary	Directors (Frederic Cren and Pierre Broqua)(1)
Number of BSPCE granted	600,000
Expiration date	03/31/2034
Number of shares per BSPCE	1
Subscription price (€)	0
Exercise price (€)	11.74
Performance condition	Yes(2)
Valuation method used	Black and Scholes
Fair value at grant date (€)	5.4 – 5.7

(1)	Mr. Cren and Mr. Broqua each received a grant of 300,000 founder share warrants.
(2)

The BSPCE 2021 will vest on the date of the meeting of the Board of Directors having on the agenda the approval of the Company's financial statements for the fiscal year ending December 31, 2023. Subject to this vesting period, 50% of the BSPCE 2021 share warrants may be exercised subject to a condition of presence and 50% of the BSPCE 2021 share warrants may be exercised subject to a condition of presence and provided certain performance conditions have been met. The BSPCE 2021 share warrants will expire ten years after vesting.

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

As of December 31, 2021, we had issued six types of share warrants (bons de souscription d’actions) as follows:

	BSA	BSA		BSA	BSA		BSA		BSA
Plan title	2017 plan	2018 plan		2019 plan	2019 bis plan		2019 ter plan		2021 plan
Meeting date	May 29, 2017	May 28, 2018		May 27, 2019	May 27, 2019		May 27, 2019		April 16, 2021
Decision of issuance by the Board of Directors	May 29, 2017	December 14, 2018		June 28, 2019	March 9, 2020		March 9, 2020		April 16, 2021
Total number of BSAs authorized (General meeting)	600,000	600,000		600,000					50,000
Total number of BSAs authorized (Board of Directors)	195,000	126,000	(2)	10,000	10,000		36,000		50,000
Total number of BSA subscribed	195,000	126,000		10,000	10,000		36,000		20,000
Start date for the exercise of the BSAs	(1)	(3)		(4)	(5)		(6)		(8)
BSA expiration date	May 29, 2027	December 14, 2028		June 28, 2029	March 9, 2030		March 9, 2030		March 31, 2034
BSA exercise price per share	€6.675	€6.067		€2.20	€3.68		€3.68		€11.74
Number of shares subscribed as of December 31, 2021	0	38,666		0	10,000		12,000		0
Total number of shares available for subscription as of December 31, 2021	130,000	116,000		10,000	10,000		12,000		0
Maximum number of new shares that can be issued	130,000	116,000		10,000	10,000	(7)	36,000	(7)	0

(1)	All rights granted under this plan have fully vested.
(2)	All rights granted under this plan have fully vested. 10,000 BSA 2018 were cancelled or have lapsed.
(3)	All rights granted under this plan have fully vested.

(4)	All rights granted under this plan have fully vested.
(5)	All rights granted under this plan have fully vested.
(6)

BSA 2019 ter share warrants have been subscribed to. If subscribed, they will only be exercisable in three tranches at the end of the following periods: (1) one third on March 9, 2021, (2) one third on March 9, 2022 and (3) the balance on March 9, 2023, subject to, for each of these dates, that a consultancy agreement still being in effect and no notice of termination having been given by David Nikodem and/or Sapidus Consulting Group LLC or the Company.

(7)	On March 9, 2020, the Company’s Board of Directors granted 10,000 BSA 2019 bis and 36,000 BSA 2019 ter all of which have been subscribed by the beneficiaries.
(8)

The BSA 2021 share warrants will vest on the date of the meeting of the Board of Directors whose agenda is the approval of the Company's financial statements for the fiscal year ending December 31, 2023. Subject to this vesting period, BSA 2021 share warrants may be exercised by the holders according to the following conditions: (1) fifty percent (50.00%) of the BSA 2021 will be exercisable subject to compliance by each of the holders with a condition of presence; and (2) fifty percent (50.00%) of the BSA 2021 will be exercisable subject to (i) compliance by each of the holders with a condition of presence and (ii) the achievement of certain performance conditions. 30,000 BSA granted under this plan were cancelled in June 2021. The BSA 2021 share warrants will expire ten years after vesting.

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

Free Shares (actions gratuites)

Under our 2019-1 Free Share Plan, which was adopted by our board of directors on June 28, 2019 for the 2019-1 Free Share Plan and on April 14, 2021 for the 2021 Free Share Plans, we have granted free shares (actions gratuites) to certain of our employees and officers.

Free shares (actions gratuites) may be granted to any individual employed by us or by any affiliated company. Free shares may also be granted to our Chairman, our Chief Executive Officer and our Deputy Chief Executive Officer. However, no free share may be granted to a beneficiary holding more than 10% of our share capital or to a beneficiary who would hold more than 10% of our share capital as a result of such grant. The maximum number of shares that may be issued under the 2019-1 Free Share Plan is 29,100 as of December 31, 2021. In addition, under French law, the maximum number of shares that may be granted shall not exceed 10% of the share capital as at the date of grant of the free shares (30% if the allocation benefits all employees).

The conditions for the allocation of free shares as decided by the Board of Directors at its meetings of June 28, 2019 and April 14, 2021 are set out below. None of the interested parties holds more than 10% of the share capital, no allocation will result in one of the interested parties holding more than 10% of the share capital and no corporate officer has benefited from said allocations:

2019-1 Free Share Plan

On June 28, 2019, the Board of Directors adopted a plan to allocate 37,500 shares (the "AGA 2019-1") to six employees.

Rights granted under the AGA 2019-1 vested two years after their grant (June 28, 2021), unless otherwise decided by the Board of Directors. During the vesting period, heirs of a deceased beneficiary may request the allocation of free shares within six (6) months of the beneficiary’s death. In the event of disability of a beneficiary (classified in the second or third category as defined in Article L.341-4 of the French Social Security Code), the shares will be allocated to the beneficiary before the end of the vesting period under the conditions provided for in Article L. 225-197-1 I paragraph 6 of the French Commercial Code and will be immediately transferable.

The shares that are allocated to the beneficiaries may not be transferred before June 28, 2022, except for inheritance and except for derogation decided by the Board of Directors.

The issuance of free shares will be carried out by means of a capital increase of the Company in the amount of 375 euros, which will be carried out by deduction from the unavailable reserve in the amount of 375 euros, constituted for this purpose. The issue price per ordinary share allocated free of charge will be equal to 0.01 euro. All of the shares allocated free of charge will be ordinary shares. Since their issuance, certain beneficiaries have left the Company and 8,400 shares issued pursuant to AGA 2019-1 have expired and were cancelled. On June 28, 2021, the remaining 29,100 free shares issued under the plan were acquired definitively.

2021-1 Free Share Plan

On April 14, 2021, the Board of Directors adopted a plan to allocate 466,000 shares ("AGA 2021-1") to 93 employees.

Rights granted under the AGA 2021-1 plan will vest on the date of the meeting of the Board of Directors whose agenda is the approval of the Company's financial statements relating to the fiscal year ending December 31, 2023. Subject to this vesting period, 50% of the shares will be definitely allocated subject to compliance by the beneficiary with a condition of presence and 50% of the shares will be definitively allocated subject to (i) the fulfillment by the beneficiary of a condition of presence and (ii) the achievement of certain performance conditions.

Since their issuance, certain beneficiaries have left the Company and 18,000 shares issued pursuant to AGA 2021-1 have expired and were cancelled.

2021 bis Free Share Plan

On June 28, 2019, the Board of Directors adopted a plan to allocate 123,000 shares (the "AGA 2021 bis") to 13 employees.

Rights granted under the AGA 2021 bis plan will vest on the date of the meeting of the Board of Directors whose agenda is the approval of the Company's financial statements relating to the fiscal year ending December 31, 2023. Subject to this vesting period, 50% of the rights shares will be definitely allocated subject to compliance by the beneficiary with a condition of presence and 50% of the shares will be definitively allocated subject to (i) the fulfillment by the beneficiary of a condition of presence and (ii) the achievement of certain performance conditions.

C.   Board Practices

Board Composition

Our board of directors currently consists of seven members, less than a majority of whom are citizens or residents of the United States. Under French law and our bylaws, our board of directors must be comprised of among three and 18 members, without prejudice to the derogation established by law in the event of merger. The number of directors of each gender may not be less than 40%. Any appointment made in violation of this limit that is not remedied within six months of this appointment will be null and void. Within these limits, the number of directors is determined by our shareholders. Directors are appointed, reappointed to their position, or removed by our ordinary general meeting, and in particular, any appointment which remedies a violation of the 40% limit must be ratified by our shareholders at the next ordinary general meeting. Their term of office, in accordance with our bylaws, is three years. Directors chosen or appointed to fill a vacancy must be elected by our board of directors for the remaining duration of the current term of the vacant director. The appointment must then be ratified at the next shareholders’ general meeting. In the event the board of directors would be comprised of less than three directors as a result of a vacancy, the remaining directors shall immediately convene a shareholders’ general meeting to elect one or several new directors so there are at least three directors serving on the board of directors, in accordance with French law.

The following table sets forth the names of our directors, the years of their initial appointment as directors of the board and the expiration dates of their current term.

	Current position(s)	Year of initial appointment	Term expiration year
Frédéric Cren	Chief Executive Officer; Chairman of the Board of Directors	2011(1)	2022
Pierre Broqua	Deputy Chief Executive Officer; Chief Scientific Officer; Director	2011(2)	2022
Pienter-Jan BVBA represented by Chris Buyse	Director	2017	2022
Sofinnova Partners represented by Lucy Lu	Director	2018	2024
Heinz Maeusli	Director	2019	2022
Martine Zimmermann	Director	2021	2022(3)
CELL+ represented by Annick Schwebig	Director	2017	2022

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
(3)

The Board of Directors, in its meeting on April 16, 2021, appointed Mrs. Martine Zimmermann as a new director to replace Mrs. Nawal Ouzren for the remaining duration of her term of office, i.e., until the end of the shareholders' meeting convened to rule on the financial statements for the financial year ending on December 31, 2021 expected to be held on May 19, 2022.

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

Based on these criteria, our board of directors has determined that Pienter-Jan BVBA represented by Chris Buyse, CELL+ represented by Annick Schwebig, Sofinnova Partners represented by Lucy Lu, Martine Zimmermann and Heinz Maeusli are “independent directors” under the independence criteria of the MiddleNext Code. In making such determination, our board of directors considered the relationships that each non-employee director has with us and all other facts and circumstances the board of directors deemed relevant in determining the director’s independence, including the number of ordinary shares beneficially owned by the director and his or her affiliated entities, if any.

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

Board Committees

The board of directors has established an audit committee and a compensation and appointments committee, which operate pursuant to rules of procedure adopted by our board of directors. The composition and functioning of all of our committees complies with all applicable requirements of the French Commercial Code, the Nasdaq Global Market and SEC rules and regulations.

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

The principal responsibility of our audit committee is to monitor the existence and efficacy of the company’s financial audit and risk control procedures on an ongoing basis. Our board of directors has specifically assigned the following duties to the audit committee:

Financial statements and financial information:

•	examining our annual and interim financial statements;
•	validating the relevance of our accounting methods, choices and policies;
•	verifying the relevance of the financial information published by us;

Internal control:

•	assuring that internal control procedures are implemented and followed, with the assistance of internal and external quality audits;
•	examining and approving the schedule of work for internal and external audits;
•	reviewing any subject capable of having a meaningful financial and accounting impact on us;

Risk management:

•	examining the state of significant disputes and off-balance-sheet commitments and risks, the adequacy of risk monitoring procedures and the relevance of any regulated agreements;
•	directing the selection of statutory auditors, their compensation and ensuring their independence;
•	helping to ensure the correct performance of the statutory auditors; and
•	establishing the rules for the use of statutory auditors for work other than auditing accounts and verifying the correct execution thereof.

Compensation and Appointments Committee. Annick Schwebig as representative of CELL+ and Chris Buyse as representative of Pienter-Jan BVBA currently serve on our compensation and appointments committee. Annick Schwebig as representative of CELL+ is the chairperson of our compensation and appointments committee. The Compensation and Appointments Committee meets at least four times a year to assess the individual performance of directors and corporate officers. The Committee recommends to the Board of Directors the decisions to be taken regarding the compensation of directors and corporate officers.

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

•	examining the amount of compensation and the system for distributing them among the directors taking into account their dedication and the tasks performed within the board of directors;
•	advising and assisting the board of directors as necessary in the selection of senior executives and the establishment of their compensation;
•	assessing any increases in capital reserved to employees;
•	assisting the board of directors when selecting new members;
•	ensuring the implementation of structures and procedures to allow the application of good governance practices within the company;
•	preventing conflicts of interest within the board of directors; and
•	implementing the board of director’s evaluation procedure.

Frequency of Board and Board Committee Meetings

Under the terms of its internal regulations, the Board of Directors meets at least 4 times a year, and as often as the interests of the Company require. In 2021, the Board of Directors met 7 times. The annual collective attendance rate of the Board of Directors is over 97%.

In 2021, the Audit Committee met four times, on March 2, 2021, June 22, 2021, September 16, 2021 and December 8, 2021. In 2021, the annual collective attendance rate of the Audit Committee was 91.6%. During this year, the deployment of the Company's risk management and internal control system was reviewed, including the implementation of the SOX (Sarbanes-Oxley) framework.

In 2021, the Compensation and Appointments Committee met three times, on January 29, 2021, September 10, 2021 and November 25, 2021. In 2021, the annual collective attendance rate of Compensation and Appointments Committee was 100%.

D.   Employees

As of December 31, 2021, we had 105 employees, 101 of whom were full-time employees and four of whom were part-time employees. As of December 31, 2021, 82 of our employees were engaged in research and development activities and 23 of our employees were engaged in business development, finance, information systems, facilities, human resources or administrative support. As of December 31, 2021, 98 of our employees were located in France, one in Germany, one in the U.K and five in the U.S.

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

Item 7.    Major Shareholders and Related Party Transactions.

A.   Major Shareholders

The following table and accompanying footnotes sets forth, as of December 31, 2021, information regarding beneficial ownership of our ordinary shares by:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our ordinary shares;

•	each of our executive officers;
•	each of our directors; and
•	all of our executive officers and directors as a group.

Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security, including free shares that vest within 60 days of December 31, 2021 and options and warrants that are currently exercisable or exercisable within 60 days of December 31, 2021. Shares subject to free shares that vest within 60 days of December 31, 2021 and shares subject to warrants currently exercisable or exercisable within 60 days of December 31, 2021 are deemed to be outstanding for computing the percentage ownership of the person holding these free shares and warrants and the percentage ownership of any group of which the holder is a member, but are not deemed outstanding for computing the percentage of any other person.

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

Our calculation of the percentage of beneficial ownership is based on 40,873,551 of our ordinary shares outstanding as of December 31, 2021.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Inventiva S.A., 50 rue de Dijon, 21121 Daix, France.

	Number of	Percentage of
	shares	shares
	beneficially	beneficially
Name of beneficial owner	owned	owned
5% Shareholders:
BVF Partners L.P.(1)	8,395,638	20.5
Frédéric Cren(2)	5,612,224	13.7
New Enterprise Associates(3)	5,409,067	13.2
Pierre Broqua(4)	3,882,500	9.5
Sofinnova Crossover I SLP(5)	3,252,907	7.9
Directors and Executive Officers:
Frédéric Cren(2)	5,612,224	13.7
Pierre Broqua(4)	3,882,500	9.5
Jean Volatier(6)	134,800	*
Michael Cooreman	—	—
Alice Roudot-Ketelers	—	—
Eric Duranson	—	—
Nathalie Harroy(7)	65,700	*
Pienter-Jan BVBA, represented by Chris Buyse(8)	30,000	*
Sofinnova Partners represented by Lucy Lu(9)	3,252,907	7.9
CELL+ represented by Annick Schwebig(10)	33,076	*
Heinz Maeusli	—	—
Martine Zimmermann	—	—
All directors and executive officers as a group (12 persons)	13,011,207	32%

*       Represents beneficial ownership of less than 1%.

(1)	Consists of 8,395,638 ordinary shares. The principal business address for BVF Partners L.P. is 44 Montgomery Street 40th Floor, San Francisco CA 94104.
(2)	Consists of 5,612,224 ordinary shares.

(3)	Consists of 5,409,067 ordinary shares. The principal business address for NEA is 1954 Greenspring Drive, Suite 600, Timonium, Maryland 21093, United States.
(4)	Consists of 3,882,500 ordinary shares.
(5)	Consists of 3,252,907 ordinary shares. The principal business address for Sofinnova is 7-11, boulevard Haussmann 75009 Paris, France.
(6)	Consists of 134,800 ordinary shares.
(7)	Consists of 45,700 ordinary shares and 20,000 free shares.
(8)	Consists of 30,000 ordinary shares issuable upon the exercise of share warrants (BSA) that are exercisable until May 29, 2027.
(9)	As representative of Sofinnova Partners, the legal entity that holds this seat on our board of directors.
(10)	Consists of 30,000 ordinary shares issuable upon the exercise of share warrants (BSA) that are exercisable until May 29, 2027 granted to CELL+ and 3,076 shares held by Dr. Schwebig in her own name.

Significant Changes in Percentage Ownership

Not applicable.

Voting Rights

A double voting right is attached to each registered share which is held in the name of the same shareholder for at least two years. Any of our principal shareholders who have held our ordinary shares in registered form for at least two years have this double voting right.

Shareholders in the United States

As of December 31, 2021, to the best of our knowledge 20,162,753 of our outstanding ordinary shares (including ordinary shares in the form of ADSs) were held by 19 shareholders of record in the United States. The actual number of holders is greater than these numbers of record holders, and includes beneficial owners whose ordinary shares or ADSs are held in street name by brokers and other nominees. This number of holders of record also does not include holders whose shares may be held in trust by other entities.

B.	Related Party Transactions

Since January 1, 2021, we have engaged in the following transactions with our directors, executive officers and holders of more than 5% of our outstanding voting securities and their affiliates, which we refer to as our related parties.

Arrangements with Our Directors and Executive Officers

Director and Executive Officer Compensation

We are parties to employment agreements and other compensation arrangements, including equity compensation arrangements, with our directors and executive officers in the ordinary course of business.

Share Warrants (bons de souscription d’actions)

We have granted share warrants (bons de souscription d’actions) to purchase ordinary shares to our directors as of December 31, 2021 as follows:

			Number of	Maximum
			ordinary	number of
		Type of	shares	new shares	Exercise
		instruments	underlying	that can be	price	Expiration
Name	Grant date	granted(1)	awards (#)(2)	issued (#)	per share (€)	date
Pienter-Jan BVBA	05/29/2017	BSA 2017	30,000	30,000	6.675	05/29/2027
CELL+	05/29/2017	BSA 2017	30,000	30,000	6.675	05/29/2027
Total			60,000	60,000

(1)	BSA 2017 refers to share warrants (bons de souscription d’actions).
(2)

Each BSA 2017 entitles its holder to subscribe to one ordinary share, with a nominal value of €0.01, at an exercise price of € 6.675. BSA 2017 vested in three tranches at the end of the following vesting periods: (1) one third on May 29, 2018, (2) one third on May 29, 2019 and (3) the balance on May 29, 2020.

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

Not applicable.

Item 8.Financial Information.

A.	Financial Statements and Other Financial Information

Financial Statements

Our consolidated financial statements are included at the end of this annual report, starting at page F-1.

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

Legal Proceedings

From time to time, we may be involved in various claims and legal proceedings relating to claims arising out of our operations. We are not currently a party to any legal proceedings that, in the opinion of our management, are likely to have a material adverse effect on our business. Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors. As a company active in research and development in France, we have benefited from certain research and development incentives including, for example, the French research tax credit (credit d’impôt recherche), or CIR. These tax credits can be used to offset French corporate income tax due. The excess portion beyond that used to offset corporate income tax due is generally refunded in cash at the end of a three-year fiscal period; however, as long as we are considered a small or medium-sized entity (petite ou moyenne entreprise) in France, the CIR tax credit is refundable in the fiscal year after it is generated, provided that we comply with eligibility requirements. The research and development incentives are calculated based on the amount of eligible research and development expenditures. The French CIR tax credit amounted to €3.6 million for the year ended December 31, 2021. In addition, the French tax authorities have audited in the past, and may again audit in the future, research and development programs in respect of which a tax credit has been claimed in order to assess whether it qualifies for the tax credit regime. The tax authorities may challenge our eligibility for, or our calculation of, certain tax reductions and/or deductions in respect of our research and development activities and expenditures, and should the French tax authorities be successful, we may be liable for additional corporate income tax, and penalties and interest related thereto, which could have a significant impact on our results of operations and future cash flows. For example, in August 2018, we received a collection notice in the amount of €1.9 million, including penalties and late payment interest, related to our CIRs for the 2013, 2014 and 2015 taxable years. On January 7, 2020, we initiated mediation with respect to the CIR reassessment for the 2013, 2014 and 2015 taxable years and received the mediator's response on January 28, 2021 waiving €0.3 million corresponding to the part of the dispute related to the subcontracting expenses in consideration of the recent changes in the jurisprudence and the last decision of the Council of State in July 2020 on the eligibility of subcontracting expenses in the evaluation of the research tax credit. On January 25, 2021 the Administrative Court of Dijon informed us of the dismissal of the contentious claim regarding the amounts claimed for the fiscal years 2013, 2014 and 2015. Abbott and Inventiva decided not to appeal the decision. On February 10, 2021, we requested the payment from Abbott of €2.0 million corresponding to the maximum amount covered by an indemnity clause in an agreement with Abbott. The entire payment was received during the first quarter of 2021. On February 11, 2021, we received formal notice to pay the amounts due to the French tax authorities under the notice of assessment issued on August 17, 2018 for an amount of €1.9 million. On June 9, 2021, in agreement with the French tax authorities, we paid €1.8 million, including €1.3 million by offsetting VAT credit receivables. As a result, we wired the amount of €0.5 million. On August 9, 2021, the tax authorities notified the Company of the release of €1.6 million following payment of the amounts due to the tax audits. As a result, Crédit Agricole has agreed to release the pledge for €1.0 million over 2021.

B.	Significant Changes

Not applicable

Item 9.The Offer and Listing.

A.	Offer and Listing Details

Our ADS have been listed on the Nasdaq Global Market under the symbol “IVA” since July 10, 2020. Prior to that date, there was no public trading market for ADSs. Our ordinary shares have been trading on Euronext Paris under the symbol “IVA” since February 2017. Prior to that date, there was no public trading market for our ordinary shares.

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADS have been listed on the Nasdaq Global Market under the symbol “IVA” since July 10, 2020. Prior to that date, there was no public trading market for ADSs. Our ordinary shares have been trading on Euronext Paris under the symbol “IVA” since February 2017.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.Additional Information.

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

Research and Development Agreement with AbbVie.

In August 2012, we entered into a research services agreement with AbbVie, which we refer to as the AbbVie Agreement, which included a partnership to identify orally-available inverse agonists of the nuclear receptor RORy for the treatment of moderate-to-severe psoriasis and other auto-immune diseases. AbbVie is currently investigating cedirogant, a clinical candidate developed through our partnership, in a Phase IIb clinical trial. AbbVie is responsible, at its sole cost and discretion, for all further development and commercialization activities related to the RORy program.

Under the AbbVie Agreement, we received research funding, and we are eligible to receive development, regulatory and commercial milestone payments as well as royalty payments. As of December 31, 2021, we have received an aggregate of €16.4 million in research funding and €13.0 million in milestone payments. In January 2022, we received an additional payment of €4.0 million. We may receive up to an aggregate of €31.0 million in future milestone payments related to the psoriasis program, €2.0 million in milestone payments for each subsequent drug approval application or extension in a new indication, and tiered royalties from the mid-single to low-double (below teens) digits. Royalties are subject to specified reductions in the event AbbVie is required to obtain licenses to avoid infringing a third party’s intellectual property, a generic competitor to the product is introduced, or the product is exploited in a country without certain intellectual property coverage. Royalties are payable, on a product-by- product and country-by-country basis, until the occurrence of certain specified patent expirations or loss of exclusivity. A separate, additional low-single digit royalty is payable after the expiration of the initial royalty term until other specified patent expirations occur.

AbbVie is the exclusive owner of all intellectual property rights resulting from the partnership. We grant AbbVie a perpetual nonexclusive license to use our relevant intellectual property solely as necessary to exploit such products derived from the partnership.

We are obliged to assist AbbVie in the preparation, filing, or prosecution of patents covering the intellectual property developed from the agreement.

The research term of the AbbVie Agreement with respect to the RORy program was initially five years, and was extended in August 2017. We are no longer providing research services under the AbbVie Agreement with respect to the RORy program.

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

•	certain former U.S. citizens or long term residents of the United States;
•	corporations that accumulate income to avoid U.S. federal income tax;
•	persons that received ADSs as compensation for the performance of services;
•	holders that own directly, indirectly, or through attribution 10% or more of our ADSs and shares by vote or value; and
•	holders that have a “functional currency” other than the U.S. dollar.

Further, this summary does not address the U.S. federal non-income tax considerations, including estate or gift tax considerations, the Medicare contribution tax on net investment income, the alternative minimum tax considerations, the special tax accounting rules under Section 451(b) of the Code, or any U.S. state, local, or non-U.S. tax considerations of the ownership or disposition of the ADSs.

This description is based on the Code, existing, proposed and temporary U.S. Treasury Regulations promulgated thereunder and administrative and judicial interpretations thereof, in each case as in effect and available on the date hereof. All the foregoing is subject to change, which change could apply retroactively, and to differing interpretations, all of which could affect the tax considerations described below. There can be no assurances that the U.S. Internal Revenue Service, or the IRS, will not take a position concerning the tax consequences of the ownership or disposition of the ADSs or that such a position would not be sustained. Holders should consult their own tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of the ownership and disposition of the ADSs in their particular circumstances.

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

If a partnership (or any other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds ADSs, the U.S. federal income tax consequences relating to an investment in the ADSs will depend in part upon the status of the partner and the activities of the partnership. Such a partner or partnership should consult its tax advisor regarding the U.S. federal income tax considerations of owning and disposing the ADSs in its particular circumstances.

Persons considering an investment in the ADSs should consult their own tax advisors as to the particular tax consequences applicable to them relating to the ownership and disposition of the ADSs, including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. Generally, a U.S. holder of an ADS should be treated for U.S. federal income tax purposes as the beneficial owner of the ordinary shares represented by the ADSs. Accordingly, no gain or loss will be recognized upon an exchange of ADSs for ordinary shares. The U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the beneficial ownership of the underlying security. Accordingly, the creditability of foreign taxes, if any, as described below, could be affected by actions taken by intermediaries in the chain of ownership between the holders of ADSs and our company if as a result of such actions the holders of ADSs are not properly treated as beneficial owners of the underlying ordinary shares.

Passive Foreign Investment Company Considerations. In general, a corporation organized outside the United States generally will be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through rules with respect to the income and assets of its subsidiaries, either: (1) at least 75% of its gross income is “passive income” or (2) at least 50% of the average quarterly value of its total gross assets (which, assuming we are not a controlled foreign corporation for the year being tested, would generally be measured by fair market value of our assets, and for which purpose the total value of our assets may be determined in part by the market value of the ADSs, which are subject to change) is attributable to assets that produce “passive income” or are held for the production of “passive income.”

Passive income for this purpose generally includes dividends, interest, royalties, rents (other than royalties and rents which are received from unrelated parties in connection with the active conduct of a trade or business), gains from commodities and securities transactions, the excess of gains over losses from the disposition of assets which produce passive income, and includes amounts derived by reason of the temporary investment of funds raised in offerings of the ADSs. Assets that produce or are held for the production of passive income generally include cash, even if held as working capital or raised in a public offering, marketable securities, and other assets that may produce passive income. Generally, in determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. Whether we are a PFIC for any taxable year will depend on the composition of our income (including whether we receive certain non-refundable grants or subsidies and whether such amounts and reimbursements of certain refundable research tax credits will constitute gross income for purposes of the PFIC test) and the composition and value of our assets (which, may be determined in large part by reference to the market price of the ADSs, which is likely to continue to fluctuate)in each year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC in any taxable year.

Based on our current estimates of the composition of our income and valuation of our assets for the taxable year ending December 31, 2020, we do not believe that we were a PFIC for the year ending December 31, 2020, and we do not anticipate being classified as a PFIC with respect to the 2021 taxable year. Our status as a PFIC is a fact-intensive determination made on an annual basis after the end of each taxable year and we cannot provide any assurances regarding our PFIC status for the past, current or future taxable years. Accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status for any prior taxable year, and also expresses no opinion with regard to our current or future PFIC status.

If we are a PFIC for any year during which a U.S. holder holds ADSs, we must generally continue to be treated as a PFIC by that holder for all succeeding years during which the U.S. holder holds the ADSs, unless we cease to meet the requirements for PFIC status and the U.S. holder makes a “deemed sale” election with respect to the ADSs. If the election is made, the U.S. holder will be deemed to sell the ADSs it holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain recognized from such deemed sale would be taxed under the PFIC excess distribution regime. After the deemed sale election, the U.S. holder’s ADSs would not be treated as shares of a PFIC unless we subsequently become a PFIC.

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

If a U.S. holder makes a QEF election with respect to a PFIC, the U.S. holder will be currently taxable on its pro rata share of the PFIC’s ordinary earnings and net capital gain (at ordinary income and capital gain rates, respectively) for each taxable year that the entity is classified as a PFIC. If a U.S. holder makes a QEF election with respect to us, any distributions paid by us out of our earnings and profits that were previously included in the U.S. holder’s income under the QEF election would not be taxable to the holder. A U.S. holder will increase its tax basis in its ADSs by an amount equal to any income included under the QEF election and will decrease its tax basis by any amount distributed on the ADSs that is not included in the holder’s income. If a U.S. holder has made a QEF election with respect to its ADSs, any gain or loss recognized by the U.S. holder on a sale or other disposition of such ADSs will constitute capital gain or loss. U.S. holders should consult their tax advisors regarding making QEF elections in their particular circumstances. If a U.S. holder does not make and maintain a QEF election for the U.S. holder’s entire holding period for our ADSs by making the election for the first year in which the U.S. holder owns our ADSs, the U.S. holder will be subject to the adverse PFIC rules discussed above unless the U.S. holder can properly make a “purging election” with respect to our ADSs in connection with the U.S. holder’s QEF election. A purging election may require the U.S. holder to recognize taxable gain on the U.S. holder’s ADSs.

Alternatively, if a U.S. holder makes a mark-to-market election, the U.S. holder generally will recognize as ordinary income any excess of the fair market value of the ADSs at the end of each taxable year over its adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ADSs over its fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. holder makes the election, the U.S. holder’s tax basis in the ADSs will be adjusted to reflect these income or loss amounts. Any gain recognized on the sale or other disposition of ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election) and thereafter as capital loss. The mark-to-market election is available only if we are a PFIC and the ADSs are “regularly traded” on a “qualified exchange.” The ADSs will be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of the ADSs are traded on a qualified exchange on at least 15 days during each calendar quarter (subject to the rule that trades that have as one of their principal purposes the meeting of the trading requirement as disregarded). The Nasdaq Global Market is a qualified exchange for this purpose and, consequently, if the ADSs remain listed on the Nasdaq Global Market and are regularly traded, the mark-to-market election will be available to a U.S. holder. Once made, the election cannot be revoked without the consent of the IRS, unless the ADSs cease to be marketable.

If we are determined to be a PFIC, the general tax treatment for U.S. holders described in this section would apply to indirect distributions and gains deemed to be realized by U.S. holders in respect of any of our future subsidiaries that also may be determined to be PFICs. Moreover, a mark-to-market election generally would not be available with respect to any such subsidiaries.

If we were a PFIC (or with respect to a particular U.S. holder were treated as a PFIC) for a taxable year in which we paid a dividend or for the prior taxable year, the favorable tax rate described in “- Distributions” below with respect to dividends paid to certain non-corporate U.S. holders would not apply.

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

U.S. Federal Income Tax Consequences If We Are Not a PFIC. The description of the U.S. federal income tax consequences of the receipt of distributions and the sale or other taxable exchange of our ADSs, described in the following two section “—Distributions” and “—Sale, Exchange or Other Taxable Disposition of the ADSs,” apply only if we are not a PFIC in the relevant year and our stock is not subject to the rules described above under “—Passive Foreign Investment Company Considerations” because we were a PFIC with respect to a U.S. holder and its ADSs in a prior year.

Distributions. Subject to the discussion under “Passive Foreign Investment Company Considerations,” above, the gross amount of any distribution (before reduction for any amounts withheld in respect of French withholding tax) actually or constructively received by a U.S. holder with respect to ADSs will be taxable to the U.S. holder as a dividend to the extent of the U.S. holder’s pro rata share of our current and accumulated earnings and profits as determined under U.S. federal income tax principles. Distributions in excess of earnings and profits will be non-taxable to the U.S. holder to the extent of, and will be applied against and reduce (but not below zero), the U.S. holder’s adjusted tax basis in the ADSs. Distributions in excess of earnings and profits and such adjusted tax basis will generally be taxable to the U.S. holder as described below under “Sale, exchange or other taxable disposition of the ADSs.” However, since we do not calculate our earnings and profits under U.S. federal income tax principles, it is expected that any distribution will be reported as a dividend, even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. Non-corporate U.S. holders may qualify for the preferential rates of taxation applicable to long-term capital gains (i.e., gains from the sale of capital assets held for more than one year) with respect to dividends on ADSs if we are a “qualified foreign corporation” and certain other requirements are met. A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of these rules and which includes an exchange of information provision, or (b) with respect to any dividend it pays on ADSs which are readily tradable on an established securities market in the United States. The ADSs are currently listed on the Nasdaq Global Market, which is an established securities market in the United States, and we expect the ADSs to be readily tradable on the Nasdaq Global Market. However, there can be no assurance that the ADSs will be considered readily tradable on an established securities market in the United States in later years. Moreover, the Company, which is incorporated under the laws of France, believes that it qualifies as a resident of France for purposes of, and is eligible for the benefits of, the Convention between the Government of the United States of America and the Government of the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital, signed on August 31, 1994, as amended and currently in force, or the Treaty, although there can be no assurance in this regard. Further, the IRS has determined that the Treaty is satisfactory for purposes of the qualified dividend rules and that it includes an exchange-of-information program. Therefore, subject to the discussion under “Passive Foreign Investment Company Considerations,” above, if the Treaty is applicable, or if the ADSs are readily tradable on an established securities market in the United States, such dividends will generally be “qualified dividend income” in the hands of individual U.S. holders eligible for the preferential tax rates, provided that certain conditions are met, including conditions relating to holding period and the absence of certain risk reduction transactions. The dividends will not be eligible for the dividends-received deduction generally allowed to corporate U.S. holders.

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

Sale, Exchange or Other Taxable Disposition of the ADSs. A U.S. holder will generally recognize gain or loss for U.S. federal income tax purposes upon the sale, exchange or other taxable disposition of ADSs in an amount equal to the difference between the U.S. dollar value of the amount realized from such sale or exchange and the U.S. holder’s adjusted tax basis in those ADSs, determined in U.S. dollars. Subject to the discussion under “Passive Foreign Investment Company Considerations” above, this gain or loss will generally be a capital gain or loss. A U.S. holder’s adjusted tax basis in the ADSs generally will be equal to the cost of such ADSs. Under current law, capital gain from the sale, exchange or other taxable disposition of ADSs of a non-corporate U.S. holder is generally eligible for a preferential rate of taxation applicable to capital gains, if the non-corporate U.S. holder’s holding period determined at the time of such sale, exchange or other taxable disposition for such ADSs exceeds one year (i.e., such gain is long-term taxable gain). The deductibility of capital losses for U.S. federal income tax purposes is subject to limitations under the Code. Any such gain or loss that a U.S. holder recognizes generally will be treated as U.S. source gain or loss for foreign tax credit limitation purposes.

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

Not required.

Item 11.Quantitative and Qualitative Disclosures About Market Risk.

Foreign Currency Exchange Risk

We use the euro as our functional currency for our financial communications. However, a portion of our operating expenses is denominated in foreign currencies as a result of our studies and clinical trials performed in the United States, United Kingdom, Switzerland, Australia, Canada and Sweden. In addition, we are exposed to exchange rate risk with respect to the funding of our U.S. subsidiary and its R&D activities in the U.S.

During 2021, expenses in foreign currencies totaled approximately €13.5 million based on the exchange rates in effect at the date of each transaction, or approximately 22% of our operating expenses, compared to approximately €2.5 million, or 7%, during 2020. As a result, we are exposed to foreign exchange risk inherent in operating expenses incurred. The exposure to foreign exchange risk is unlikely to have a material adverse impact on our results of operations or financial position. However, unfavorable exchange rate fluctuations between the euro and the dollar, which are difficult to predict, could affect our financial situation. In addition, we currently have revenues only in euros. As we advance our clinical development in the United States and potentially commercialize our product candidates in that market, we expect to face greater exposure to exchange rate risk and would then consider using exchange rate hedging techniques at that time. For example, we had three forward sales contracts in place for a total amount of $60 million to protect the value of our dollar investments against exchange rate fluctuations between the euro and dollar. These contracts expired in the first half of 2021. We also maintain a balance between euros and US dollars in line with the projected outflows of expected resources in order to naturally cover the risk and therefore hold a significant portion of our cash in U.S. Dollars. However, as the majority of our expenses are denominated in euros, we could be required to convert U.S. Dollars into euros, and are therefore exposed to a foreign exchange risk. As of December 31, 2021, we did not have other foreign exchange rate hedging tools or contracts in place.

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

Liquidity Risk

We do not believe that we are exposed to short-term liquidity risk, considering that we had €86.6 million of cash and cash equivalents and €8.8m of short-term deposits available as of December 31, 2021.

We estimate that we will be able to fund our operating expenses and capital expenditure requirements through the first quarter of 2023 based on (i) our existing cash and cash equivalents, (ii) our short-term deposits amounting to €8.8 million as of December 31, 2021, (iii) the milestone payment for the Phase IIb clinical study with cedirogant by AbbVie in the amount of €4 million we received in January 2022, and (iv) a reimbursement of CIR we expect to receive in 2022 for a total amount of €4.4 million. This estimate is based on our current business plan and does not include any potential milestones payable to or from us, nor any additional expenditures related to the potential continued development of odiparcil or resulting from the potential in-licensing or acquisition of additional product candidates or technologies, or any associated development we may pursue. We have based this estimate on assumptions that may be incorrect and we may use our capital resources sooner than anticipated.

We may need to seek additional funds, through public or private equity or debt financings, government or other third-party funding, marketing and distribution arrangements and other partnerships, strategic alliances and licensing arrangements or a combination of these approaches. However, no assurance can be given at this time as to whether we will be able to achieve these financing objectives.

Inflation Risk

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.

Item 12.Description of Securities Other than Equity Securities.

A.   Debt Securities

Not applicable.

B.   Warrants and Rights

Not applicable.

C.   Other Securities

Not applicable.

D.   American Depositary Shares

The Bank of New York Mellon, as depositary, registers and delivers American Depositary Shares, or ADSs. Each ADS represents one ordinary share (or a right to receive one ordinary share) deposited with Société Générale Securities Services, as custodian for the depositary in France. Each ADS will also represent any other securities, cash or other property that may be held by the depositary. The depositary’s office at which the ADSs are administered and its principal executive office are located at 240 Greenwich Street, New York, New York 10286.

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

PART II

Item 13.Defaults, Dividend Arrearages and Delinquencies.

Not applicable.

Item 14.Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not applicable.

Item 15.Disclosure Controls and Procedures.

A.    Disclosure Controls and Procedures

Our Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer), after evaluating the effectiveness of our “disclosure controls and procedures,” as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act as of December 31, 2021, have concluded that, as of such date, our disclosure controls and procedures were effective and ensured that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer), to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.

B.    Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). The company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. Nevertheless, due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements and it can only provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer), management conducted an assessment of our internal control over financial reporting using the criteria set forth in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, or the 2013 COSO Framework. As part of this assessment, management considers whether each identified deficiency, individually or in combination, is a material weakness as of the end of the fiscal year. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our consolidated financial statements might not be prevented or detected on a timely basis.

In connection with this assessment and the preparation of our consolidated financial statements for the year ended December, 31, 2021, our management concluded that our internal control over financial reporting was effective as of December 31, 2021.

C.    Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the SEC for emerging growth companies.

D.    Changes in Internal Control Over Financial Reporting

During the year ended December 31, 2021 we hired the Head of Internal Control. Our management has prepared the supporting processes and controls to perform the evaluation of internal control over financial reporting based on the criteria set forth in the 2013 COSO Framework with the assistance of a third-party service provider. This process involved the identification of key controls, the implementation of new controls , and the assessment, and if necessary remediation, of controls from a design and effectiveness perspective. The process covered entity level controls, process level controls and information technology general controls, that could directly or indirectly impact the consolidated financial statements.

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

Item 16C.    Principal Accountant Fees and Services.

KPMG S.A., or KPMG, has served as our independent registered public accounting firm for 2020 and 2021. Our accountants billed the following fees to us for professional services in each of those fiscal years:

	Year ended
	December 31,
(in thousands of euros)	2021	2020
Audit Fees	806	1,066
Audit-Related Fees	26	22
All Other Fees	—	—
Total	831	1,088

Auditor Name	Auditor Location	Auditor Firm ID
KPMG SA	Paris La Defense, France	1253

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

There were no “All Other Fees” billed or paid during 2021 and 2020.

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

Item 16F.    Change in Registrant’s Certifying Accountant.

Not applicable.

Item 16G.    Corporate Governance.

As a French société anonyme, we are subject to various corporate governance requirements under French law. In addition, as a foreign private issuer listed on the Nasdaq Global Market, we are subject to Nasdaq corporate governance listing standards. However, the corporate governance standards provide that foreign private issuers are permitted to follow home country corporate governance practices in lieu of Nasdaq rules, with certain exceptions. Currently, we rely on these exemptions for foreign private issuers and follow French corporate governance practices in lieu of the Nasdaq corporate governance rules, which would otherwise require that (1) a majority of our board of directors consist of independent directors; (2) we establish a nominating and corporate governance committee; and (3) our remuneration committee be composed entirely of independent directors.

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

Item 16H.    Mine Safety Disclosure.

Not applicable.

Item 16I    Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

PART III

Item 17.Financial Statements.

See response to Item 18.

Item 18.Financial Statements.

See pages F-1 through F-61 of this annual report.

Item 19.Exhibits.

		Incorporation by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date
1.1*	Bylaws of the registrant (English translation).

2.2	Deposit Agreement	F-6	333-239477	1	06/26/20

2.3	Form of American Depositary Receipt	F-6	333-239477	1	06/26/20

2.4	Description of Securities	20-F	001-39374	2.4	03/15/21

4.1†	Summary of BSA 2017, BSA 2018 and BSA 2019 Plans	F-1	333-239312	10.1	06/19/20

4.2†	Summary of BSPCE Plan	F-1	333-239312	10.2	06/19/20

4.3†	2018-2 and 2018-3 Free Share Plans (English Translation)	F-1	333-239312	10.3	06/19/20

8.1	List of subsidiaries of the registrant	20-F	001-39374	8.1	03/15/21

12.1*	Certification by the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of KPMG S.A.

101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)
*	Filed herewith.
**	Furnished herewith.
†	Indicates a management contract or any compensatory plan, contract or arrangement.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing this Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

INVENTIVA S.A.

By:	/s/ Frédéric Cren
Frédéric Cren
Chief Executive Officer

Date: March 11, 2022

Inventiva S.A.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Inventiva S.A.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Inventiva S.A. and subsidiary (the Company) as of December 31, 2021, 2020 and 2019, the related consolidated statements of income (loss), comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2021, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31 2021, 2020 and 2019, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2021, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2012.

Paris La Défense, France

March 11, 2022

KPMG S.A.

/s/ CEDRIC ADENS

Partner

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(IN THOUSANDS OF EUROS)

		As of December 31,
	Notes	2019	2020	2021
ASSETS
Non‑current assets
Intangible assets	4	1,228	935	770
Property, plant and equipment	5	3,721	3,282	3,196
Other non‑current assets	6	3,135	1,706	2,442
Total non‑current assets		8,084	5,923	6,408
Current assets
Inventories	7	387	320	392
Trade receivables	8.1	4	48	4,000
Tax receivables	8.2	9,833	9,028	4,373
Other current assets	8.2	2,811	17,914	20,260
Cash and cash equivalents	9	35,840	105,687	86,553
Total current assets		48,875	132,997	115,578
TOTAL ASSETS		56,960	138,920	121,985
LIABILITIES AND SHAREHOLDERS’ EQUITY
Shareholders’ equity
Share capital	10.1	268	386	409
Premiums related to share capital		86,012	139,668	165,072
Reserves		(14,670)	4,777	(26,815)
Foreign currency translation reserve		—	—	(164)
Net loss for the period		(30,218)	(33,619)	(49,635)
Total Shareholders’ equity	10	41,392	111,211	88,866
Non‑current liabilities
Long‑term debt	11	2	10,037	8,837
Long‑term provisions	12	574	2,377	—
Provisions for retirement benefit obligations	13	1,127	1,385	1,429
Total non‑current liabilities		1,703	13,800	10,266
Current liabilities
Short‑term debt	11	113	18	1,282
Short‑term provisions	12	1,264	130	180
Trade payables	14.1	7,491	6,923	14,602
Other current liabilities	14.2	4,998	6,838	6,789
Total current liabilities		13,865	13,908	22,853
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		56,960	138,920	121,985

The accompanying notes form an integral part of these consolidated financial statements

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(IN THOUSANDS OF EUROS, EXCEPT SHARE AND PER SHARE AMOUNTS)

		Year ended December 31,
	Notes	2019	2020	2021
Revenues and other income
Revenues	16	6,998	372	4,194
Other income	16	4,293	4,891	4,307
Total revenues and other income		11,291	5,263	8,501
Research and development expenses	17	(33,791)	(23,717)	(48,452)
Marketing — Business development expenses	17	(249)	(563)	(364)
General and administrative expenses	17	(6,088)	(8,499)	(11,155)
Other operating income (expenses)	18	(1,475)	(2,202)	(644)
Operating profit (loss)		(30,312)	(29,718)	(52,114)
Financial income		175	2,057	5,478
Financial expenses		(81)	(5,959)	(2,635)
Financial income (loss)	19	93	(3,902)	2,842
Income tax	20	—	—	(364)
Net loss for the period		(30,218)	(33,619)	(49,635)
Basic / diluted loss per share (euros/share)	23	(1.28)	(0.99)	(1.27)
Weighted average number of outstanding shares used for computing basic/diluted loss per share		23,519,897	33,874,751	39,168,152

The accompanying notes form an integral part of these consolidated financial statements

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(IN THOUSANDS OF EUROS)

	Year ended December 31,
	2019	2020	2021
Net loss for the period	(30,218)	(33,619)	(49,635)
Remeasurement of defined benefit plans	(96)	(49)	82
Items that will not be reclassified subsequently to profit or loss	(96)	(49)	82
Currency translation differences	—	—	(164)
Total comprehensive loss	(30,315)	(33,668)	(49,717)

The accompanying notes form an integral part of these consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN THOUSANDS OF EUROS)

		Year ended December 31,
	Notes	2019	2020	2021
Cash flows provided by (used in) operating activities
Net loss for the period		(30,218)	(33,619)	(49,635)
Elimination of other non‑cash, non‑operating income and expenses
Depreciation, amortization and provisions	4,5,12	1,579	1,888	(1,288)
Deferred and current taxes	20	—	—	32
Tax credits	8.2	(4,297)	(7,654)	(3,302)
Cost of net debt	11	(5)	118	87
Share‑based compensation expense	17.1	1,407	938	2,089
Exchange gains / losses		—	3,039	(5,198)
Fair value variation in the result		—	(1,791)	651
Other		—	41	—
Cash flows used in operations before tax, interest and changes in working capital		(31,534)	(37,041)	(56,565)
Decrease / (Increase) in operating and other receivables	8	1,780	(459)	(5,317)
Increase / (Decrease) in operating and other payables	14	(2,974)	1,271	7,599
Decrease / (Increase) in inventories	7	22	68	(72)
Tax credit received	8.2	3,897	8,424	7,957
Other(2)		403	(2,853)	(1,231)
Tax, interest and changes in operating working capital		3,130	6,451	8,936
Net cash flows used in operating activities		(28,404)	(30,590)	(47,629)
Cash flows provided by (used in) investing activities
Purchases of property, plant and equipment and intangible assets	4, 5	(136)	(292)	(534)
Disposals of property, plant and equipment and intangible assets	4,5	3	—	89
Decrease / (Increase) in short-term deposit accounts	8.2	—	(7,694)	(1,302)
Decrease / (Increase) in other non‑current financial assets	6	(693)	(571)	(47)
Net cash flows used in investing activities		(826)	(8,557)	(1,793)
Cash flows provided by (used in) financing activities
Capital increase, net of transaction costs(1)	10.1	8,654	101,782	25,475
Subscription of debt		—	9,979	—
Repayment of debt	11	(146)	(61)	(13)
Repayment of lease debt	11	(130)	(26)	(15)
Net cash flows provided by financing activities		8,378	111,674	25,447
Net decrease in cash and cash equivalents		(20,852)	72,527	(23,975)
Net cash and cash equivalents at beginning of period		56,692	35,840	105,687
Exchange gains / losses		—	(2,681)	4,841
Net cash and cash equivalents at end of period	9	35,840	105,687	86,553

(1) Including subscriptions to BSA share warrants for €49 thousand, €13 thousand, and €57 thousand for the period ended December 31, 2021, December 31, 2020, and December 31, 2019 respectively.

(2) Including the decrease / (increase) of prepaid expenses for (€4.1) million, (€2.8) million, and €0.7 million for the years ended December 31, 2021, December 31, 2020, and December 31, 2019 respectively (see Note 8.2, “Other current assets and receivables”). For the year ended December 31, 2021 the increase in prepaid expenses is mainly offset by Abbott Payment for €2 million (see Note 6. “Other Non Current Assets”).

The accompanying notes form an integral part of these consolidated financial statements

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(IN THOUSANDS OF EUROS, EXCEPT SHARE AMOUNTS)

		Share capital
				Premiums
		Number		related to		Net	Currency
		of		share		profit	translation	Shareholders'
	Notes	shares	Amount	capital	Reserves	(loss)	adjustments	equity
At January 1, 2019		22,257,277	223	77,460	16,927	(33,014)	—	61,596
Net loss for the period		—	—	—	—	(30,218)	—	(30,218)
Other comprehensive income (loss)		—	—	—	(96)	—	—	(96)
Total comprehensive income (loss)		—	—	—	(96)	(30,218)	—	(30,315)
Appropriation of 2018 net loss		—	—	—	(33,014)	33,014	—	—
Issue of ordinary shares	10.1	4,473,935	45	8,858	—	—	—	8,903
Transaction costs	10.1	—	—	(324)	—	—	—	(324)
Exercise of BSAs/BSPCEs and AGAs	10.3, 10.4	114,900	1	18	(1)	—	—	18
BSA share warrants subscription premium		—	—	—	57	—	—	57
Share‑based compensation expense	10.3, 10.4	—	—	—	1,407	—	—	1,407
Treasury shares	10.2	—	—	—	50	—	—	50
At December 31, 2019		26,846,112	268	86,012	(14,670)	(30,218)	—	41,392
Net loss for the period		—	—	—	—	(33,619)	—	(33,619)
Other comprehensive income (loss)		—	—	—	(49)	—	—	(49)
Total comprehensive income (loss)		—	—	—	(49)	(33,619)	—	(33,668)
Appropriation of 2019 net loss		—	—	—	(30,218)	30,218	—	—
Issue of ordinary shares	10.1	11,256,599	113	108,986	—	—	—	109,099
Transaction costs	10.1	—	—	(7,397)	—	—	—	(7,397)
Exercise of BSAs and vesting of AGAs	10.3, 10.4	527,550	5	67	(5)	—	—	67
BSA share warrants subscription premium		—	—	—	13	—	—	13
Share‑based compensation expense	10.3, 10.4	—	—	—	938	—	—	938
Appropriation of the issue premium	10.1	—	—	(48,000)	48,000	—	—	—
Treasury shares	10.2	—	—	—	768	—	—	768
At December 31, 2020		38,630,261	386	139,668	4,777	(33,619)	—	111,211
Net loss for the period		—	—	—	—	(49,635)	—	(49,635)
Other comprehensive income (loss)		—	—	—	82	—	(164)	(82)
Total comprehensive income (loss)		—	—	—	82	(49,635)	(164)	(49,717)
Appropriation of 2020 net loss		—	—	—	(33,619)	33,619	—	—
Issue of ordinary shares	10.1	2,214,190	22	25,404	—	—	—	25,426
Transaction costs	10.1	—	—	—	—	—	—	—
Vesting of AGAs	10.3, 10.4	29,100	0	—	(0)	—	—	0
Share-based compensation expense	10.3, 10.4	—	—	—	2,089	—	—	2,089
BSA share warrants subscription premium		—	—	—	49	—	—	49
Treasury shares	10.2	—	—	—	(267)	—	—	(267)
Other changes		—	—	—	75	—	—	75
At December 31, 2021		40,873,551	409	165,072	(26,815)	(49,635)	(164)	88,866

The accompanying notes form an integral part of these consolidated financial statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Company Information

1.1.	Company information

Inventiva is a public limited company registered and domiciled in France. Its head office is located at 50 rue de Dijon, 21121 Daix. The consolidated ﬁnancial statements of the company Inventiva include Inventiva S.A. and its subsidiary Inventiva Inc., created in January 2021 (the group designated as "Inventiva" or the "Company").

Inventiva is a clinical-stage biopharmaceutical company focused on the development of oral small molecule therapies for the treatment of non-alcoholic steatohepatitis, or NASH, mucopolysaccharidoses, or MPS, and other diseases with significant unmet medical need.

Leveraging its expertise and experience in the domain of compounds targeting nuclear receptors, transcription factors and epigenetic modulation, Inventiva is developing lanifibranor for the treatment of NASH, as well as a significant portfolio of preclinical and earlier stage programs in oncology.

Lanifibranor, its lead product candidate, is being developed for the treatment of patients with NASH, a common and progressive chronic liver disease for which there are currently no approved therapies. In 2020, Inventiva announced positive topline data from its Phase IIb clinical trial evaluating lanifibranor for the treatment of patients with NASH and obtained Breakthrough Therapy and Fast Track designation for lanifibranor in the treatment of NASH. The Company initiated the preparations for the pivotal Phase III in September 2021.

Inventiva was previously also developing a second clinical stage asset, Odiparcil, for the treatment of patients with subtypes of MPS, a group of rare genetic disorders. At the end of 2019, Inventiva announced positive topline data from its Phase IIa clinical trial evaluating odiparcil for the treatment of adult MPS VI patients and received FDA Fast Track designation in MPS VI for odiparcil, in October 2020. Based on positive feedback from the FDA to advance its lead drug candidate lanifibranor, the Company has decided to focus its clinical efforts on the development of lanifibranor in NASH and to suspend all MPS-related R&D activities during the 2021 period.

A strategic collaboration is ongoing with AbbVie Inc. (“AbbVie”) in the area of autoimmune diseases. AbbVie is currently conducting the clinical development of Cedirogant (ex-ABBV 157), a drug candidate for the treatment of moderate to severe psoriasis resulting from its collaboration with Inventiva. Following the achievement of clinical proof of concept during Phase Ib clinical trial, AbbVie announced in November 2021 the initiation of the drug candidate into Phase IIb development for Cedirogant in adults with moderate-to-severe psoriasis, which is expected to be completed in March 2023.

Inventiva’s ordinary shares have been listed on compartment B of the Euronext Paris regulated market since February 2017 and Inventiva's American Depositary Shares (ADSs), each representing one ordinary share, have been listed on the Nasdaq Global Market since July 2020.

1.2.	Significant events of 2021

Business

On January 5, 2021, Inventiva announced the design of its Phase III clinical trial with lanifibranor for the treatment of NASH - for the first half of 2021 - and is taking the necessary steps to obtain accelerated approval in the U.S. and conditional approval in the European Union

See Note 1.1, “Company information”

Initiation of Phase IIb of Cedirogant (ex-ABBV 157) announced by AbbVie

On May 5, 2021, following the encouraging results from the Phase Ib clinical study, AbbVie announced the launch of Phase IIb development of the Cedirogant clinical study in the second half of 2021.

In accordance with the terms of the collaboration agreement between Inventiva and AbbVie, the initiation of Phase IIb generated a milestone to the Company recognized in revenue in the second half of 2021 and received in January 2022.

Launch of the pivotal Phase III clinical trial evaluating lanifibranor in NASH

On September 8, 2021, the Company announced the initiation of its NATiV3 Phase III clinical trial evaluating lanifibranor for the treatment of NASH. The first clinical trial sites have been activated in the United States and first patients have been screened.

The clinical trial includes two parts to evaluate the long-term safety of lanifibranor in adult patients with non-cirrhotic NASH and stage F2/F3 liver fibrosis.

The primary composite endpoint of part 1 of the NATiV3 Phase III clinical trial is identical to the composite efficacy endpoint used in Inventiva's NATIVE Phase IIb clinical trial.

The last visit of the last patient enrolled in part 1 of the NATiV3 Phase III clinical trial is planned for the first half of 2024, with the publication of the topline results of part 1 of the trial expected for the second half of 2024. If part 1 of the NATiV3 trial is successful, Inventiva intends to seek accelerated approval in the United States and conditional approval in the EU for lanifibranor.

Major recruitments to accelerate the development of lanifibranor in NASH

On September 16, 2021, the Company announced a series of recruitments with a view to the development of its lead drug candidate lanifibranor for the treatment of NASH.

The seven recruitments with solid track records and complementary profiles will allow Inventiva to strengthen its expertise in clinical operations and drug development while reinforcing its core corporate functions.

Following the opening of the Company's subsidiary in the United States in January 2021, these recruitments will further expand the Company's footprint in the United States.

Ongoing tax disputes

Tax audit on payroll tax for years 2016 and 2017

On December 8, 2020, the Company submitted claim with a request for deferral of payment.

On January 6, 2021, following the positive response of the tax authorities to the request for deferral of payment concerning the payroll tax for the years 2016 and 2017, the Company provided a guarantee, in the form of a bank guarantee from Crédit Agricole, in the amount of €1.0 million (see Notes 12, “Provisions” and 14, “Trade payables and other current liabilities”).

The French tax authorities rejected, by letter dated November 26, 2021, the Company's claim for a total amount of €1.2 million (including surcharge and late payment interest) and discussions for a global settlement are ongoing with the French tax authorities as of the date of these financial statements, with no impact on the Company's accounts as of December 31, 2021.

Tax audit on payroll tax for years 2013 to 2015

On January 25, 2021, the administrative court of Dijon rejected the Company’s contest claim against the tax authorities regarding the claim filed in October 2018 and its introductory request of September 2019. Abbott and the Company did not wish to contest this decision.

On February 11, 2021, the Company received formal notice to pay the amounts due to the French tax authorities under the notice of assessment issued on August 17, 2018 for an amount of €1.9 million. On March 9, 2021, the Company received the payment from Abbott for an amount of €2.0 million corresponding to the maximum amount covered by compensation under the Additional Agreement (see Note 8.2, “Other current assets and receivables”).

On June 9, 2021, in accordance with the French tax authorities, the Company paid €1.8 million, corresponding to the amounts due and late payment interest, including €1.3 million by offsetting VAT credit receivables (see Note 14.2 “Other current liabilities”) and €0.5 million by bank transfer (see Note 14, “Trade payables and other current liabilities”).

Following this payment, the Company obtained the partial release of the bank guarantee set up in 2019 and 2020, for a total amount of €1.6 million corresponding to the portion relating to the payroll tax. Consequently, Credit Agricole agrees to release the pledge on short-term deposit for €1.0 million (see Note 14, “Trade payables and other current liabilities”).

Tax audit on research tax credit for years 2013 to 2015

On November 26, 2021, in accordance with the clearance granted by the mediator in January 2021, the tax authorities partially accepted the Company’s claim relating to the research tax credit for the years 2013 to 2015 and granted €0.3 million corresponding to the portion of the dispute relating to subcontracting, given that the subcontracting operations carried out by the Company was compliant with the conditions set out by the decision of French supreme court for administrative law (“Conseil d’Etat”) of July 22, 2020.

In addition, the Company filed corrective CIR forms for the years 2013, 2014 and 2015 in December 2017 and June 2018, resulting in a total additional claim of €0.5 million. As of the date of these financial statements, the Company estimates, based on the latest discussions with the tax authorities, that it will be able to obtain a tax deduction of €0.3 million in connection with these additional claims (see Note 25, “Events after the Reporting Date”).

Following this letter, the provision recorded for a total amount of €1.5 million has been fully reversed and an accrual has been recorded for the same amount.

As part of the request for payment deferral concerning the CIR, the Company had set up, on February 1, 2019, a bank guarantee for an amount of €1.8 million relating solely to the principal. This guarantee is still outstanding at the date of these financial statements.

Tax audit on research tax credit for year 2017

On 2019, the Company had received 81% of the 2017 CIR, in an amount of €3.6 million in comparison with the €4.5 million initially requested.

Following the decision of the Conseil d'Etat on July 22, 2020, Inventiva filed an amended claim to the local tax authority (“Direction régionale des Finances publiques”) to obtain the immediate reimbursement of the portion of the 2017 CIR relating to subcontracting operations.

On December 6, 2021, the Company sent a new letter specifying that €0.2 million of the amount not yet reimbursed by the tax authorities was corresponding to eligible subcontracting expenses related to the decision of the Conseil d’Etat on July 22, 2020 and so, was compliant with the conditions of the research tax credit. The Company has offered to waive all claims for the remaining amount of €0.7 million.

In a letter dated January 17, 2022, the tax authorities accepted this request and granted a tax rebate of €0.2 million. Following this letter, the provision recorded for a total amount €0.9 million had been fully reversed and the receivable relating to CIR 2017 has been reduced to €0.2 million, corresponding to the rebate granted by tax authorities (see Note 8.2, “Other currents assets and receivables”).

Capital increase

New Long-Term Incentive Plan ("LTI Plan")

On April 16, 2021, the Board of Directors of the Company approved the allocation of an LTI plan, which is detailed as follows:

●	a total of 600,000 founder share warrants (BSPCE 2021) for the benefit of Mr. Frédéric Cren and Mr. Pierre Broqua as executive directors of the Company
●	a total of 466,000 bonus share awards (AGA 2021) to certain Company's employees

●	a total of 50,000 share warrants (BSA 2021) for the benefit of ISLS Consulting and David Nikodem, service providers of the Company

Characteristics of the new plans, the movements as well as the accounting impact of share-based payments are described in Notes 10.3, "Share warrants plans" and 10.4, "Bonus share award plans".

Vesting of 29,100 bonus shares awards (“AGA”)

On June 28, 2021, the Chairman and Chief Executive Officer recorded a capital increase arising from the vesting of AGA 2019-1 bonus share awards in an amount of €291 through the issue of 29,100 new ordinary shares with a par value of €0.01 each.

Characteristics of the new plans, movements in granted AGA bonus share awards as well as the accounting impact of share-based payments are described in Notes 10.1, “Share capital” and 10.4, “Bonus share award plans”.

New bonus shares awards plans (“AGA”)

On December 8, 2021, the Board of Directors of the Company approved the allocation of 123,000 bonus share awards (“AGA 2021 bis”) to 13 Company’s employees.

Characteristics of the new plans as well as the accounting impact of share-based payments are described in Note 10.4, “Bonus share award plans”.

Bank financing and treasury

Payments received from the Research Tax Credit ("CIR")

On June 30, 2021, the Company received the entire CIR for the fiscal year 2020, totaling €4.2 million and corrective claims for additional reimbursements of CIR with regard to the years from 2016 to 2019 for a total amount of €3.8 million, requested by the Company following the decision of the Council of State in July 2020 on the eligibility of subcontracting expenses.

Settlement of the three foreign currency forward contracts

The three foreign currency forward contracts for a total amount of USD 60 million, contracted by the Company in 2020, aimed to protect its activities against EUR-USD exchange rate fluctuations in accordance with its investment policy have expired on May 14, 2021. The accounting impact of this settlement are presented in the Notes 19, “Financial income and expenses” and 21.2 “Commitments related to financing activities”.

Equity financing

Implementation of an At-The-Market program in the United States

On August 2, 2021, the Company announced the implementation of an At-The-Market ("ATM") program allowing the Company to issue and sell, including with unsolicited investors who have expressed an interest, ordinary shares in the form of American Depositary Shares ("ADSs"), each ADS representing one ordinary share of Inventiva, with aggregate gross sales proceeds of up to USD 100 million (subject to a regulatory limit of 20% dilution and within the limits of the investors' requests expressed in the context of the program), from time to time, pursuant to the terms of a sale agreement with Jefferies LLC, acting as sales agent. The timing of any issuances in the form of ADSs will depend on a variety of factors and in particular on investor demand. The ATM program will be effective until August 2, 2024, unless terminated prior to such date in accordance with the sale agreement or the maximum number of ADSs to be sold thereunder has been reached.

The Company currently intends to use the net proceeds, if any, of sales of ADSs issued under the program to fund the research and development of its product candidates, and for working capital and general corporate purposes.

The new ordinary shares will be admitted to trading on the regulated market of Euronext in Paris and the issued ADSs will trade on the Nasdaq Global Market.

Fundraising of USD 30 million in its At-The-Market program for existing and new specialized institutional investors

On September 23, 2021, the Company announced the raising of 2,083,334 ADSs pursuant to the ATM program established on August 2, 2021. Each ADS represents one ordinary share of the Company.

Fund raising performed at a price of USD 14.40 per ADSs, without a discount to the volume weighted average price of the Company's ADS over the last trading day.

Following the issuance and delivery of the ADSs on September 27, 2021, the share capital of Inventiva amounts to €407,426.95 divided into 40,742,695 shares.

Movements in share capital are described in Note 10.1, “Share capital”.

Fundraising of USD 1.9 million in its At-The-Market program for existing shareholders

On October 1st, 2021, the Company raised 130,856 ADSs as part of its ATM program, established on August 2, 2021. Each ADS represents one ordinary share of the Company.

Fund raising performed at a price of USD 14.40 per ADS, without a discount to the volume weighted average price of the Company's ADSs during the last trading day.

Following the issuance and delivery of the ADSs on October 1st, 2021, the share capital of Inventiva amounts to € 408,735.51 divided into 40,873,551 shares.

Movements in share capital are described in Note 10.1, “Share capital”.

Creation of Inventiva U.S. subsidiary, Inventiva Inc.

Inventiva Inc. was incorporated in the state of New Jersey on January 5, 2021. Inventiva owns 100% of the stock of its U.S. affiliate. Inventiva Inc. will act as service provider for its parent company in the United States, including in connection with the Phase III clinical trial for lanifibranor, for which preparations have been initiated in the first half of 2021. The affiliate started its operations at the end of the first quarter of 2021 with the recruitment of its first employees and in particular the Chief Medical Officer ("CMO"), employee of Inventiva Inc. since April 2021.

Following its incorporation, the Company’s financial statements were supplemented for the first time, by consolidation of the 100% held U.S. subsidiary.

Impact of the COVID-19 pandemic

As of the date of issuance of these consolidated financial statements, the Covid-19 pandemic did not significantly impact the Company’s business activities, financial position, and operating results.

At the date of issuance of these consolidated financial statements, the Company was not aware of any specific events or circumstances that would require it to update its estimates, assumptions, and judgments or to revise the carrying amounts of its assets and liabilities. Such estimates may be adjusted as new events occur and additional information is obtained. The adjustments will be recognized in the consolidated financial statements as soon as the Company becomes aware of the new events or the additional information. Actual results may differ from the estimates and any differences may be material for the financial statements.

1.3.	Significant events of 2019 and 2020

Business

Positive results for clinical trial with Native

On June 15, 2020, the Company announced positive results for the Phase IIb clinical trial of lanifibranor.

FDA confirmed that a single Phase III clinical trial – planned for the first half of 2021 – may be adequate for submitting U.S. marketing authorization application

See Note 1.1 “Company information”

Based on positive feedback from the FDA, the Company has decided to focus its clinical efforts on the development of lanifibranor in NASH

This strategic reorientation has no impact on the financial statements for the fiscal year ended December 31, 2020.

See Note 1.1 “Company information”

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

Following the Offering on the Nasdaq Global Market, the Company entered into two new insurances for a total amount of 3.6 million:

●	"Public Offering of Securities Insurance" to cover the risks related to the Offering, amounting to €1.6 million

●	"Directors and Officers Liability Insurance", directors' and officers' liability insurance, to protect the economic damage of the two executive directors of the Company resulting from breaches of their obligations, amounting to €2.0 million

Both contracts cover the period of one year from the Offering.

As of December 31, 2020, the Company recorded prepaid expenses of €1.8 million (See Note 8.2, “Other current assets and receivables”). Consequently, the impact on the statement of income (loss) in 2020 is an additional expense of €1.8 million, including €0.8 million related to the Offering, recorded under "Other operating income (expenses)” (See note 18, “Other operating income (expenses)”.

Vesting of 517,550 bonus share awards (‘AGA')

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

Characteristics of the new plans, movements in granted AGA bonus share awards as well as the accounting impact of share-based payments are described in Note 10.4, "Bonus share award plans".

New share warrant plans (“BSA”) in 2020

On March 9, 2020, the Company’s Board of Directors granted 46,000 share warrants , to Company consultants as follows:

●	10,000 share warrants (BSA 2019 bis) to Jérémy Goldberg, a member of JPG Healthcare LLC, a service provider to the Company;
●	36,000 share warrants (BSA 2019 ter) to David Nikodem, a member of Sapidus Consulting Group LLC, a service provider to the Company;

Characteristics of the new plans, movements in granted BSA share warrants as well as the accounting impact of share-based payments are described in Note 10.3, “Share warrants plans”.

Bank financing and treasury

Research tax credit (credit d'impôt recherche, or "CIR") received

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

Non-dilutive financing of €10 million guaranteed by the French State in the context of the Covid-19 pandemic

In May 2020, the Company obtained financing for a total amount of €10.0 million from a syndicate of French banks, in the form of three loans guaranteed by the French State with initial maturity in May 2021. These loans have been extended until the third quarter of 2022. The amendments provide for reimbursements to be made over four years, beginning in July 2022 for the loan from Crédit Agricole and in September 2022 for the loans from Bpifrance and Société Générale.

Their impacts on the financial statements are provided in Note  11, “Debt”.

Completion of foreign currency forward contracts for USD 60 million

In September 2020, the Company completed two future currency contracts for a total amount of USD 40 million to protect its activities against EUR-USD exchange rate fluctuations in accordance with its investment policy.

In October 2020, the Company completed a third currency contract for a total amount of USD 20 million for the same purpose. The three contracts ended in May 2021 (see. Note 1.2, “Significant events of 2021”).

Reinvestment of short-term USD deposits for an amount of USD 9 million

In November 2020, the Company chose to replace the two short-term deposits of USD 9 million, ended at September and October. The two new short-term deposits ended at February 2021.

Their impacts on the financial statements are provided in Note 8.2, "Other Current Assets and receivables ".

Note 2. General principles and statement of compliance

2.1.General principles

The Group has prepared these consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union and IFRS as issued by the International Accounting Standard Board (“IASB”).

These consolidated financial statements as of December 31, 2021 and for the twelve months December 31, 2021 and 2020 were authorized for issue by the Company’s Board of Directors on March 3, 2022.

Standards, amendments to existing standards and interpretations published by the IASB whose application has been mandatory since January 1, 2021

The standards, amendments and interpretations applicable, on a mandatory basis, from January 1, 2021 have no significant impact on the Company's consolidated financial statements as of December 31, 2021. They mainly concern:

-	Amendment to IFRS 16 relating to the treatment of rental concessions granted in the context of the Covid-19 health crisis
-	Amendments to IAS 39/IFRS 9, IFRS 16 and IFRS 7 - Phase 2 relating to the consequences of the reform of benchmark rates (IBOR)
-	The IFRS IC decision of April 2021 related to IAS 19, concerning the attribution of benefits in the periods of service rendered by beneficiaries of post-employment benefit plans.

Standards, amendments to existing standards and interpretations published by the IASB whose application is not yet mandatory

No standards, amendments to existing standards or interpretations had been published but were not yet applicable as of December 31, 2021, that may have a significant impact on the Company’s consolidated financial statements.

2. 2. Basis of consolidation

Accounting policy

In accordance with IFRS 10 Consolidated Financial Statements, an entity (subsidiary) is consolidated when it is controlled by the company (the parent).

Subsidiaries are all entities over which the group has control. The group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are consolidated from the date on which control is transferred to the group. They are deconsolidated from the date the control ceases.

All intercompany transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the group.

Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statement of statement of income (loss), statement of comprehensive income, statement of changes in shareholders’ equity and statement of financial position respectively.

Consolidated entity

As of December 31, 2021, the scope of consolidation consists of two entities, the parent, Inventiva S.A. and its subsidiary 100% owned, Inventiva Inc., for which no non-controlling interest is recognized.

	Date of incorporation	Percent of Ownership Interest	Accounting Method
INVENTIVA Inc.	01/05/2021	100%	Fully Consolidated

The table below shows the impact of the consolidated entities as of December 31, 2021 in the consolidated financial statements:

December 31, 2021			Consolidation	Inventiva
Thousands of euros	Inventiva S.A.	Inventiva Inc.	adjustments	consolidated
Net income (loss)	(50,113)	382	96	(49,635)
Total assets	121,768	4,232	(4,015)	121,985
Shareholders’ equity	88,552	404	(90)	88,866

2.3. Foreign currency translation

Functional and presentation currency

The Company's consolidated financial statements are presented in euros, which is also the functional and presentation currency of the parent company, Inventiva S.A. The functional currency of Inventiva Inc. is the U.S. dollar. All amounts presented in these notes to the financial statements are denominated in euros unless otherwise stated.

Translation of financial statements into presentation currency

The results and financial position of foreign operations that have functional currency different from the presentation currency are translated into euros, the presentation currency, as follows:

●	Assets and liabilities for each consolidated statement of financial position presented are translated at the closing rate at the date of that consolidated statement of financial position.
●	income and expenses for each statement of income (loss) and statement of comprehensive income (loss) are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions), and
●	All results from currency translation differences are recognized in other comprehensive income.

Exchange rate (USD per EUR)	As of December 31, 2021
Average exchange rate for the year	1.1827
Exchange rate at year end	1.1326

Note 3. Accounting Principles

The principal accounting policies applied in the preparation of the financial statements are described below. Unless otherwise stated, the same policies have been consistently applied for all periods presented.

3.1.Intangible assets

In accordance with IAS 38 — Intangible Assets, research costs are recognized in the statement of income (loss) in the period during which they are incurred.

An internally generated intangible asset arising from a research program is recognized if, and only if, the Company can demonstrate all of the following:

●	The technical feasibility necessary to complete the research program.
●	Its intention to complete the intangible asset and use or sell it.
●	Its ability to use or sell the intangible asset.
●	How the intangible asset will generate probable future economic benefits.
●	The availability of adequate technical, financial and other resources to complete the research program.
●	The ability to measure reliably the expenditure attributable to the intangible asset during its development.

Given the risks and uncertainties involved in regulatory approval and in the process of research and development, the Company considers that the six criteria set out in IAS 38 are met only upon obtaining market authorization for a product candidate. Consequently, all research and development costs are charged directly to expenses.

Intangible assets comprise:

●	The cost of acquiring software licenses, which are amortized over a period of between one and five years based on their expected useful life.
●	The library of compounds acquired pursuant the APA together with additional chemical components, which are amortized over a 13-year period corresponding to their estimated useful lives.

3.2.Property, plant and equipment

Property, plant and equipment are recognized at historical cost, less depreciation and impairment losses if any

Depreciation is calculated based on the estimated useful life of assets using the straight-line method. A complete review of the useful lives of acquired non-current assets is performed on an annual basis. Any material adjustments are reflected prospectively in the depreciation schedule.

The principal useful lives applied are as follows:

●	Buildings: 20 to 25 years
●	Fixtures and fittings: 10 years
●	Technical facilities: 6 to 10 years

●	Equipment and tooling: 6 to 10 years
●	General facilities, miscellaneous fixtures and fittings: 10 years
●	Office equipment: 5 years
●	IT equipment: 5 years
●	Furniture: 10 years

3.3.Lease contracts

Lease contracts are recognized in accordance with the standard IFRS 16 - Leases as follows :

●	an asset, representing its right to use the leased asset during the lease term (right-of-use asset);
●	a liability, representing the value of the outstanding lease payments (lease liability).

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

Exemptions

The Company has not restated its other leases because they are covered by the exemptions permitted under the standard (short-time leases and low-value leases). They include:

●	leases that expire within 12 months of the date of first-time adoption (January 1, 2019);
●	12-month leases with automatic renewal, where it is not reasonably certain at the date of first-time application that the leases will be renewed; and
●	leases for which the underlying asset is less than €5,000.

Rental expenses for short-term and low-value leases continue to be recognized in operating expenses in the Company’s statement of income (loss).

3.4.Other non-current assets

Other non-current assets include:

-	long-term deposit accounts that do not qualify as cash equivalents within the meaning of IAS 7 — Statement of Cash Flows and whose maturity is more than one year on the present closing date;
-	Security deposits
-	Accrued income with a maturity greater than one year on the present closing date

3.5.Impairment of non-financial assets

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

3.6.Inventories

In accordance with IAS 2 — Inventories, inventories are measured at the lower of cost (determined using the weighted average cost method) and net realizable value. In case of impairment, any write-down is recognized as an expense in other operating income (loss).

3.7.Trade receivables

Trade receivables are recognized initially at the amount of consideration that is unconditional, net of impairment.

The Company recognizes loss allowances for expected credit losses ("ECL"), which, for trade receivables and contract assets, are measured at an amount equal to lifetime ECLs that result from all possible default events over their expected life. Loss allowances are deducted from the gross amounts of the assets.

3.8.Other current assets

Currency term accounts are classified as other current assets, their main characteristics don't meet the definition of "Cash equivalents" within the meaning of IAS 7.

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

3.10.Cash and cash equivalents

Cash and cash equivalents include cash on hand and demand deposits, as well as other short-term highly liquid investments with maturities of three months or less , convertible at a known amount,and subject to an insignificant risk of changes in value.

Short-term bank deposits may be recognized as cash equivalents when they:

●	have an original maturity of three months or less, or there are exit options from the short-term bank deposits at any time;
●	are readily convertible to a known cash amount; and
●	are subject to an insignificant risk of decrease in value.

Bank overdrafts are recorded in liabilities in the statement of financial position under short-term debt.

3.11.Share capital

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

3.12.Share-based payments

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

In accordance with IFRS 2 — Share-based Payment, the cost of transactions settled in equity instruments is recognized in expenses, offset by increases in equity, in the period in which the benefit is granted to the employee or non-employee. The values of the BSAs, BSPCEs and AGAs are determined with the assistance of an independent expert using the methods described below.

Before the admission of the Company on the Euronext listing, the value of the share warrants has been determined following valuation methods:

●	The market approach which indicates the value of a business by comparing it to companies whose market price is available and/or recent market transactions involving comparable companies or assets.
●	The income approach which indicates the value of a business by discounting the expected future cash flows of the business to present value. This approach requires the use of the discounted cash flow method.

Since the Company is a listed company on Euronext, the value of the share warrants has been determined with the assistance of an independent expert using either the Black & Scholes model based on the value of the underlying asset at the grant date (stock price), the volatility observed in a sample of comparable listed companies and the economic life of the related share warrant, or “Monter Carlo” simulations method based when the warrants include market performance conditions.

The value of bonus share award plans corresponds to the share price at the grant date, less a discount for non-transferability.

In 2021, new AGAs, BSPCEs and BSAs plans was allocated to employees, executive directors and service providers of the Company. Details of these plans are provided in Note 10, “Shareholders’ equity”.

Movements, details, measurement of the fair value of options incorporates the vesting conditions of these plans are described in Notes 10.3 “Share award plans” and 10.4 “Bonus share award plans”.

3.13.Loans and borrowings

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

3.14.Trade payables and other current liabilities

The carrying amounts of trade and other current liabilities are considered to be the same as their fair values, due to their short-term nature.

3.15.Current and deferred tax

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

Current taxes

The current tax expense is calculated based on taxable profit for the period, using tax rates enacted or substantively enacted at the end of the year in the countries where the Company’s subsidiaries operate and generate taxable income.

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

3.16.Provisions for retirement benefit obligations

Retirement benefit obligations

The Company operates a defined benefit pension plan. Its obligations in respect of the plan are limited to the lump sum payments upon retirements, which are expensed in the period in which the employees provide the corresponding service.

The liability recorded in the statement of financial position in respect of defined benefit pension plans and other post-retirement benefits is the present value of the defined benefit obligation at the statement of financial position date. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting estimated future cash outflows, using the interest rate of high-quality corporate bonds of a currency and term consistent with the currency and term of the pension obligation concerned. In determining the present value and the related current service cost and, where applicable, past service cost, the benefit is attributed to periods of service under the plan’s benefit formula. However, if an employee’s service in later years will lead to a materially higher level of benefit than in earlier years, the benefit is attributed on a straight-line basis from:

•	the date when service by the employee first leads to benefits under the plan (whether or not the benefits are conditional on further service) until
•	the date when further service by the employee will lead to no material amount of further benefits under the plan, other than from further salary increases.

Actuarial gains and losses arise from the effect of changes in assumptions and experience adjustments (i.e., differences between the assumptions used and actual data). These actuarial gains and losses are recognized wholly and immediately in other comprehensive income and expense and are not subsequently reclassified to the statement of income (loss).

The net expense in respect of defined benefit obligations recognized in the statement of income (loss) for the period corresponds to:

●	The service cost for the period (acquisition of additional rights).
●	The interest cost.
●	The past service cost.
●	The impact of any plan settlements, amendments and curtailments

The discounting effect of the obligation is recognized in net financial income and expenses.

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

Profit-sharing and bonus plans

The Company recognizes a liability and an expense for profit-sharing and bonus plans based on a formula that takes into consideration the Company’s performance.

3.17.Other provisions

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

The provision represents the best estimate of the amount required to settle the present obligation at the end of the reporting period. Where the effect of the time value of money is material, the amount of a provision corresponds to the present value of the expected costs that the Company considers necessary to settle the obligation. The pre-tax discount rate used reflects current market assessments of the time value of money and specific risks related to the liability. The effect of discounting provisions due to the time value of money is recognized in net financial income and expenses.

3.18.Revenue

Revenue is recognized in accordance with IFRS 15 — Revenue from Contracts with Customers.

Collaboration agreements and licenses

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

Revenue from royalties corresponds to Inventiva’s contractual entitlement to receive a percentage of the future product sales achieved by its counterparties. Such revenue is recognized at the later of when (or as) the subsequent sale occurs royalties will be recognized if and when sales are made.

Rendering of services

The Company provides short term research services to various clients.

Such services are recognized to revenue over time based on time incurred.

3.19.Other income

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

Inventiva has been eligible for CIR since inception. The CIR is recognized in “Other income” during the reporting period in which the eligible expenditure is incurred as it meets the definition of government grant as defined in IAS 20 Accounting for Government Grants and Disclosure of Government Assistance (“IAS 20”) and recorded in the “Tax receivables” line in the statement of financial position.

Other grants

The Company receives subsidies from several public bodies. The subsidies are related to net income and granted to compensate for incurred expenses. They are therefore recognized in net income as other income for the period in which it becomes reasonably certain that they will be received.

3.20.Net financial income

Financial income

Financial income includes:

●	The income from cash and cash equivalents, which includes income from short-term investments and cash and cash equivalents.
●	Changes in the fair value of cash and cash equivalents, remeasured at the end of each reporting period.
●	Change in fair value resulting from foreign currency forward contracts.
●	Foreign exchange gains.
●	Other financial income.

Financial expenses

Financial expenses primarily include:

●	Interest cost.
●	Changes in the fair value of cash and cash equivalents or foreign currency forward contracts, remeasured at the end of each reporting period.
●	Foreign exchange losses.
●	Other financial expenses.
3.21.	Other operating income and expenses

Other operating income and expenses are disclosed separately on the face of the statement of income (loss). This line item is set aside for extraordinary events that may arise during the period whose presentation within other items (relating to ordinary activities) could be misleading for users of the financial statements in their understanding of the Company’s performance. This item therefore includes income and expenses that are rare that represent material amounts and that the Company discloses separately on the face of the statement of income (loss) to facilitate understanding of operating performance (see Note 18, “Other operating income (expenses)”).

Disposals of non-current assets

Income from the disposal of non-current assets during the period is recognized in “Other operating income (expenses)”.

3.22.Fair value measurement

In the table below, financial instruments are measured at fair value according to a hierarchy comprising three levels of valuation inputs:

●	Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.
●	Level 2: Inputs other than quoted market prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
●	Level 3: Unobservable inputs for the asset or liability.

The tables below present the financial assets and liabilities of the Company measured at fair value at December 31, 2021:

At December 31, 2021 (in thousands of euros)	Level 1	Level 2	Level 3
Assets
Financial assets at fair value through profit or loss
Term deposits	8,829	—	—
Total assets	8,829	—	—
Total liabilities	—	—	—

The tables below present the financial assets and liabilities of the Company measured at fair value at December 31, 2020:

At December 31, 2020 (in thousands of euros)	Level 1	Level 2	Level 3
Assets
Financial assets at fair value through profit or loss
Foreign currency forwards(1)	—	1,791	—
Total assets	—	1,791	—
Total liabilities	—	—	—

(1)	The valuation of the instrument is estimated based on observable market parameters. The instrument is not directly listed on a market.

As of December 31, 2019, no financial asset or liability was measured at fair value.

3.23.Foreign currency transactions

Translation of foreign currency transactions

As of December 31, 2021, foreign currency transactions include bank accounts and term deposits in U.S dollars implemented after the IPO on the Nasdaq Global Market in July 2020. Certain purchasing transactions are carried out in foreign currencies for our studies and clinical trials conducted in the United States and to a lesser degree the United Kingdom, Switzerland, Australia, Canada and Sweden. For the year ended December 31, 2021, these expenses in a foreign currency amounted to approximately €13.5 million, or 21% of the operating expenses, to be compared with €2.5 million, or 7% for the year ended December 31, 2020.

These transactions are translated into euros at the rate prevailing at the date of each transaction. Purchasing transactions in foreign currencies are presented in operating income as they relate to the Company's ordinary activities. Foreign exchange gains and losses relating to short-term investments and bank accounts in U.S. dollars are presented in financial income (loss).

3.24.Segment information

The assessment of the entity’s performance and the decisions about resources to be allocated are made by the chief operating decision maker (the CEO), based on the management reporting system of the entity.

Only one operating segment arises from the management reporting system: service delivery and clinical stage research, notably into potential therapies in the areas of fibrosis, lysosomal storage disorders and oncology. Thus, the entity’s performance is assessed at the Company level.

All the Company’s operations, assets, liabilities and losses are located in France.

3.25.Use of estimates and judgment

The preparation of financial statements in accordance with IFRS requires:

●	Management to make judgments when selecting appropriate assumptions for accounting estimates, which consequently involve a certain degree of uncertainty.
●	Management to make estimates and apply assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, as well as information presented for the period.

The estimates and judgments, which are updated on an ongoing basis, are based on past experience and other factors, in particular assumptions of future events, deemed reasonable in light of circumstances.

The identification, assessment and response to risks, particularly those related to the climate and to the COVID-19 pandemic, are integrated into the risk management process and have not led to the use of any significant new estimates or judgments in fiscal 2021.

The Company makes estimates and assumptions concerning the future. The resulting accounting estimates, by definition, often differ from actual reported values. Estimates and assumptions that could lead to a significant risk of a material adjustment in the carrying amount of assets and liabilities in the subsequent period are analyzed below.

Revenue

●	Allocation of transaction price to performance obligations — A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. To determine the proper revenue recognition method, the Company evaluates whether the contract should be accounted for as more than one performance obligation. This evaluation requires significant judgment; some of the Company’s contracts have a single performance obligation as the promise to transfer the individual goods or services is not separately identifiable from other promises in the contracts and, therefore, not distinct. For contracts with multiple performance obligations, the Company allocates the contract’s transaction price to each performance obligation using our best estimate of the standalone selling price of each distinct good or service in the contract.
●	Variable consideration — Due to the nature of the work required to be performed on many of the Company’s performance obligations, the estimation of total revenue and cost at completion is complex, subject to many variables and requires significant judgment. It is common for the collaboration agreements to contain variable consideration that can increase the transaction price. Variability in the transaction price arises primarily due to milestone payments obtained following the achievement of specific milestones (e.g., scientific results or regulatory or commercial approvals). The Company includes the related amounts in the transaction price as soon as their receipt is highly probable. The effect of the increase of the transaction price due to milestones payments is recognized as an adjustment to revenue on a cumulative catch-up basis.
●	Revenue recognized over time and input method — The Company’s performance obligations are satisfied over time as work progresses or at a point in time. For the collaboration agreements, because services are rendered over time, revenue is recognized based on the extent of progress towards completion of the performance obligation, using an input measure of progress as it best depicts the transfer of control to the customers. Under the Company’s input measure of progress, the extent of progress towards completion is measured based on the ratio of days expended to date to the total estimated days at completion of the performance obligation.

Provision for tax audit

The Company calculated the provision for the tax audits to which the Company has been subject based on an estimate of the related risk. The provision represents the best estimate of the amount required to settle any amounts owed to the French tax authorities at the end of the reporting period (see Note 12 “Provisions”).

CIR

The amount of the CIR is determined based on the Company’s internal and external expenditure in the reporting period. Only eligible research costs may be included when calculating the CIR.

Valuation of share warrants and bonus share award

Fair value measurements of share warrants and bonus share award granted to employees are based on actuarial models which require the Company to factor certain assumptions into its calculations (see Notes 10.3, "Share warrants plans" and 10.4, "Bonus share award plans").

Measurement of retirement benefit obligations

The Company operates a defined benefit pension plan. Its defined benefit plan obligations are measured in accordance with actuarial calculations based on assumptions such as discount rates, the rate of future salary increases, employee turnover, mortality tables and expected increases in medical costs. The assumptions used are generally reviewed and updated annually. The main assumptions used and the methods chosen to determine them are set out in Note 13, “Provisions for retirement benefit obligations”. The Company considers that the actuarial assumptions used are appropriate and justified in light of current circumstances. Nevertheless, retirement benefit obligations are likely to change in the event that actuarial assumptions are revised.

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

Subcontracting Costs Related to Clinical Trials

Following the initiation of the Phase III clinical trial evaluating lanifibranor in NASH, Inventiva has signed contracts with Contract Research Organizations ("CRO"). These contracts with CROs are intended to conduct clinical trials, to support regulatory approval of the product in Europe and the United States and to manage pharmacovigilance operations (see Note 21.1, “Commitments related to operational activities”).

In order to reflects the time that may exist between the time when expenses are incurred by subcontractors in clinical trials and the time they are re-invoiced to Inventiva, the Company estimates a provision for accrued expenses or a prepaid expense to be recorded in the consolidated financial statements at each closing date.

For each contract, the subcontracting expenses incurred at the consolidated statement of financial position date are estimated on the basis of information provided at each consolidated statement of financial position date by the CRO, in accordance with the contractual terms, and cost analyses carried out by the Company.

This estimate is then compared with the amount of invoices received at the period end date:

When the estimated incurred expenses are higher than the invoiced expenses, a provision for accrued expenses is recorded in the consolidated financial statements (refer to Note 14, “Trade payables and other current liabilities”). When the expenses incurred are lower than the expenses invoiced, a prepaid expense is recorded in the consolidated financial statements (see Note 8.2, “Other current assets and receivables”).

3.26.Going concern

Since its inception, the Company has financed its growth through its initial agreement with Abbott, which ended in 2017, revenues generated by the AbbVie Partnership, reimbursements of CIR receivables and successive capital increases. The Company does not generate revenues, other than revenues from the AbbVie Partnership, and continues to pursue its research and development activities for its product candidates.

At the date of these consolidated financial statements, the Company estimates that, given its current cost structure and forecasted expenses it will be able to finance its activities until the first quarter of 2023, considering:

•

available cash and cash equivalents amounting to €86.6 million as of December 31, 2021. They consist of cash and short-term deposit accounts that are liquid and easily convertible within 3 months without penalty or risk of change in value (see Note 9, “Cash and Cash equivalents”);

•	short-term deposits for a total amount of €8.8 million as of December 31, 2021 (see Note 8.2, “Other current assets and receivables”);
•

the milestone payment received in January 2022 for a total amount of €4.0 million following the initiation of the Phase IIb study for Cedirogant (see Notes 8.1, “Trade receivables” and 25, “Events After the Reporting Date”);

•	the reimbursement in 2022 of research tax credits receivables for a total amount of €4.4 million (see Note 8.2, “Other current assets and receivables”).

In addition, the Company could extend its financing horizon through:

•

the possibility of using the sale of ordinary shares under the at-the-market ("ATM") financing program for a potential amount of up to US$68.1 million (net of sales over 2021) until August 2, 2024 (see Note 1.2, “Significant events of 2021”);

•	the possibility of using non-dilutive financing, such as new loans or extensions of existing loans;
•	the possibility of having global or regional business development partnerships in non-strategic territories.

In view of the above, the Company believes that it will be able to finance its activities within the next twelve months. Accordingly, the consolidated financial statements have been prepared on a going concern basis.

Beyond the next twelve months, the Company will need to continue to rely on additional financing to meet its research and development program development objectives, through a combination of equity offerings, debt financing, collaborations, strategic alliances, and licensing agreements.

Note 4. Intangible Assets

(in thousands of euros)	January 1, 2019	Increases	Decreases	December 31, 2019
Library of compounds	2,142	—	—	2,142
Software	1,504	29	—	1,532
Intangible assets, gross	3,646	29	—	3,674
Amortization of library of compounds	(993)	(165)	—	(1,157)
Amortization of software	(1,110)	(179)	—	(1,289)
Amortization	(2,103)	(343)	—	(2,446)
Intangible assets, net	1,543	(314)	—	1,228

(in thousands of euros)	January 1, 2020	Increases	Decreases	December 31, 2020
Library of compounds	2,142	—	—	2,142
Software	1,532	1	—	1,533
Intangible assets, gross	3,674	1	—	3,674
Amortization of library of compounds	(1,157)	(165)	—	(1,322)
Amortization of software	(1,289)	(129)	—	(1,417)
Amortization	(2,446)	(293)	—	(2,739)
Intangible assets, net	1,228	(293)	—	935

(in thousands of euros)	January 1, 2021	Increases	Decreases	December 31, 2021
Library of compounds	2,142			2,142
Software	1,533	53	(10)	1,575
Intangible assets, gross	3,674	53	(10)	3,717
Amortization of library of compounds	(1,322)	(165)		(1,487)
Amortization of software	(1,417)	(53)	10	(1,460)
Amortization	(2,739)	(217)	10	(2,947)
Intangible assets, net	935	(165)	(1)	770

Changes in intangible assets mainly correspond to depreciation expenses, for €0.2 million, €0.3 million and €0.3 million for the years ended December 31, 2021, December 31, 2020, and December 31, 2019 respectively.

In the absence of any indication of impairment, no impairment tests have been performed on amortizable intangible assets in the years ended December 31, 2021, 2020 and 2019.

Note 5. Property, Plant and Equipment

	January 1,				December 31,
(in thousands of euros)	2019	Increases	Decreases	Reclassifications	2019
Land	172	—	—	—	172
Buildings	3,407	—	—	—	3,407
Technical facilities, equipment and tooling	4,677	74	(2)	—	4,748
Other property, plant and equipment	1,081	33	—	43	1,157
Property, plant and equipment in progress	43	—	—	(43)	—
Right of use	252	—	—	—	252
Property, plant and equipment, gross	9,632	107	(2)	—	9,736
Depreciation of buildings	(1,346)	(196)	—	—	(1,542)
Depreciation of technical facilities, equipment and tooling	(2,999)	(398)	1	—	(3,396)
Depreciation of other property, plant and equipment	(774)	(100)	—	—	(874)
Depreciation of right of use	—	(203)	—	—	(203)
Depreciation	(5,119)	(897)	1	—	(6,015)
Property, plant and equipment, net	4,513	(790)	(2)	—	3,721

Changes during the period 2019 mainly correspond to depreciation expenses for €0.9 million.

	January 1,				December 31,
(in thousands of euros)	2020	Increases	Decreases	Others (1)	2020
Land	172	—	—	—	172
Buildings	3,407	—	—	—	3,407
Technical facilities, equipment and tooling	4,748	108	0	—	4,856
Other property, plant and equipment	1,157	46	0	—	1,203
Property, plant and equipment in progress	—	137	—	—	137
Right of use(1)	252	—	—	(218)	34
Property, plant and equipment, gross	9,736	292	0	(218)	9,810
Depreciation and impairment of buildings	(1,542)	(196)	—	—	(1,737)
Depreciation and impairment of technical facilities, equipment and tooling	(3,396)	(386)	—	—	(3,782)
Depreciation and impairment of other property, plant and equipment	(874)	(102)	—	—	(976)
Depreciation and impairment of right of use	(203)	(32)	—	202	(33)
Depreciation and impairment	(6,015)	(716)	—	202	(6,528)
Property, plant and equipment, net	3,721	(424)	0	(16)	3,282

(1)	Others during the period corresponding to the retirement of the net value of the right of use related to the fibroscan lease contract following its early termination.

Changes during the period 2020 mainly correspond to depreciation expenses for €0.7 million.

	January 1,				December 31,
(in thousands of euros)	2021	Increases	Decreases	Others	2021
Land	172	—	—	—	172
Buildings	3,407	—	—	—	3,407
Technical facilities, equipment and tooling	4,856	336	(75)	—	5,118
Other property, plant and equipment	1,203	223	(4)	—	1,422
Property, plant and equipment in progress	137	59	—	(137)	59
Right of use	34	143	(34)	–	143
Property, plant and equipment, gross	9,810	761	(113)	(137)	10,321
Depreciation and impairment of buildings	(1,737)	(194)	—	—	(1,931)
Depreciation and impairment of technical facilities, equipment and tooling	(3,782)	(384)	75	—	(4,091)
Depreciation and impairment of other property, plant and equipment	(976)	(116)	4	—	(1,087)
Depreciation and impairment of right of use	(33)	(16)	34	—	(14)
Depreciation and impairment	(6,528)	(709)	113	(137)	(7,124)
Property, plant and equipment, net	3,282	52	0	(274)	3,196

Changes during the period 2021 mainly correspond to acquisition of technical facilities, equipment, and tools for €0.3 million and acquisition of other property, plant and equipment for €0.2 million, offset by depreciation expenses for €0.7 million.

In the absence of any indication of impairment, no impairment tests have been performed on amortizable tangible assets and right of use in the years ended December 31, 2019, 2020 and 2021.

Note 6. Other Non-Current Assets

	As of
	December 31,
(in thousands of euros)	2019	2020	2021
Accrued income	2,000	—	—
Long‑term deposit accounts	792	1,698	1,745
Security deposits	8	8	8
Tax loss carry back	333	—	—
Advances to suppliers - non-current	—	—	689
Other non‑current assets	3,135	1,706	2,442

Long-term deposits accounts

At December 31, 2021, two pledges over cash, for a total amount of €1.7 million, were in place:

●	one pledge over cash of €0.7 million was granted by the Company on February 1, 2019, equivalent to 50% of the sum not covered by the indemnity to be received from the Abbott group under the Additional Agreement, and
●	one pledge over cash of €1.0 million was granted by the Company on January 6, 2021. Following the request for a deferral of payment on the payroll tax for fiscal years 2016 and 2017, the Company carried out a guarantee to the tax authorities, in the form of a bank guarantee from Crédit Agricole.

These pledges were granted as part of the surety provided by the Company to the French tax authorities in connection with its tax disputes, in the form of a €1.7 million bank guarantees from Crédit Agricole.

Advances to suppliers – non-current

At December 31, 2021, non-current advances to suppliers amounted to €0.7 million, corresponding to the advance paid under the CRO contract with PRA (see Note 21, "Commitments").

Accrued income

As of December 31, 2019, non-current accrued income corresponded entirely to an income receivable from the group Abbott following the tax audit of fiscal years 2013, 2014, 2015, the conclusions of which were received during fiscal year 2018. On February 10, 2021, the Company has requested the payment from Abbott of the  €2.0 million corresponding to the maximum amount covered by the indemnity under the Additional Agreement (see Notes 8.2, “Other current assets and receivables” and 12, “Provisions”), which was received the March 9, 2021. As a result, this non-current receivable is reclassified to other current assets on December 31, 2020 and the receivable is extinguished in fiscal year 2021 (see Notes 8.2, “Other current assets and receivables” and 12, “Provisions”).

The tax loss carry back corresponds to the tax credit resulting from the tax loss carry back recognized by the Company on December 31, 2017 and recoverable after five years if not used by the Company to pay income tax within that period. As of December 31, 2020, this tax loss carry back receivable is entirely impaired following the reception, on December 15, 2020, of a tax reassessment from tax authorities which rejects the entire deficit carry-back recognized by the Company in 2017.

Note 7. Inventories

	As of
	December 31,
(in thousands of euros)	2019	2020	2021
Laboratory inventories	420	353	425
Inventories write‑down	(33)	(33)	(33)
Total inventories	387	320	392

The write-down presented for the year ended December 31, 2021 is unchanged.

Note 8. Trade Receivables and Other Current Assets and Receivables

8.1.Trade receivables

Trade receivables break down as follows:

	As of
	December 31,
(in thousands of euros)	2019	2020	2021
3 months or less	4	48	4,000
Between 3 and 6 months	—	—	—
Between 6 and 12 months	—	—	—
More than 12 months	—	—	—
Trade receivables	4	48	4,000

As of December 31, 2021, the trades receivables are exclusively related to a receivable from AbbVie following the launch of the Phase IIb trial for the Cedirogant program for a total amount of €4.0 million, in accordance with the terms of the collaboration agreement between Inventiva and AbbVie (see Note 1.2, “Significant events of 2021”). This payment was received by the Company on January 31, 2022.

The average payment period is 30 days.

8.2.Other current assets and receivables

	As of December 31,
(in thousands of euros)	2019	2020	2021
CIR	9,818	9,012	4,357
Other	16	16	16
Tax receivables	9,833	9,028	4,373
Prepaid expenses	495	3,313	7,454
Short-term deposit account	—	7,336	8,829
Current accrued income	—	2,000	92
Foreign currency forwards	—	1,791	—
Liquidity agreement - Cash	261	1,029	762
VAT receivables	1,416	1,625	2,828
Other receivables	639	821	294
Other current assets	2,811	17,914	20,260
Other current assets and receivables	12,644	26,942	24,632

As of 31 December 2021

As of December 31, 2021, tax receivables correspond mainly to the research tax credits receivables for 2021 for a total amount of €4.4 million, including €0.2 million of research tax credits for Inventiva Inc. The decrease in tax receivables compared to December 31, 2020 is mainly due to the payment of CIR for 2020 for a total amount of €4.2 million and corrective claims for additional reimbursement of CIR with regards to the years 2016 to 2019 for a total amount of €3.8 million.

Prepaid expenses mainly relate to research costs incurred in connection with CRO contracts with third parties (see Note 21, "Commitments"), and to a lesser extent, to computer maintenance research equipment, patent annuity costs and insurance premiums relating to the first quarter of 2022.

As of 31 December 2020

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

Short-term deposit accounts of €7.3 million correspond to short-term deposit accounts in U.S. dollars contracted with Société Générale and Crédit Agricole for the amounts of €3.3 million (USD 4.0 million) and €4.1 million (USD 5.0 million) respectively.

Current accrued income corresponded entirely to an income receivable from the group Abbott following the tax audit of fiscal years 2013, 2014, 2015, the conclusions of which were received during fiscal year 2018. On February 10, 2021, the Company has requested the payment from Abbott of the  €2.0 million corresponding to the maximum amount covered by the indemnity under the Additional Agreement (see Notes 8.2, “Other current assets and receivables” and 12, “Provisions”), which is expected to be received in the first semester 2021. As a result, this non-current receivable recorded in December 31, 2019 is reclassified to other current assets as at December 31, 2020.

Foreign currency forwards correspond to the change in fair value of the three contracts that have been subscribed by the Company with Société Générale and Crédit Agricole to protect the value of investments in dollars against fluctuations in the exchange rate between the euro and the dollar up to USD 60 million (refer to Notes 1.3, "Significant events of 2019 and 2020" and 21, "Commitments").

The prepaid expenses correspond mainly to deferral of insurance costs in connection with the initial public offering on the Nasdaq Global Market for an amount of €1.8 million (see Note 1.3, "Significant events of 2019 and 2020") and, to a lesser extent, to IT maintenance and research and development equipment costs, patent maintenance fees and insurance contributions in respect of the first quarter of 2021.

As of 31 December 2019

As of December 31, 2019, tax receivables in a total amount of €9,833 thousand correspond mainly to CIR receivables, comprised of the €4,293 thousand receivable for the current year and receivables from previous years not yet received (€4,171 thousand for 2018, €880 thousand for 2017 and €478 thousand in corrective claims). The CIR receivable relating to 2017 initially amounted to €4,513 thousand (corrective claim included), of which €3,633 thousand (81%) was received in September 2019; the Company is currently disputing the residual amount of €880 thousand withheld by the tax authorities (see Notes 1.3, "Significant events of 2019 and 2020" and 12, "Provisions").

The majority of prepaid expenses amounting to €495 thousand at December 31, 2019 correspond to IT maintenance costs, patent maintenance fees and insurance contributions paid in respect of first quarter 2020. At December 31, 2018, prepaid expenses also included rents relating to fibroscans and certain ad hoc scientific work billed in advance.

Note 9. Cash and Cash Equivalents

	As of December 31,
(in thousands of euros)	2019	2020	2021
Other cash equivalents(1)	14,004	12,001	42,900
Cash at bank and at hand	21,837	93,686	43,653
Cash and cash equivalents	35,840	105,687	86,553

(1)Other cash equivalents correspond to short-term bank deposits at Société Générale and Crédit Agricole.

As of December 31, 2021, other cash equivalents include the Codeis term deposit account set up with Société Générale in October 2021 for USD 35 million, or €30.9 million.

This Codeis short-term deposit has a maturity of less than one year, and can be withdrawn at any time, while Treso+, the second short-term deposit for €10 million, has a monthly maturity and has been rolled each month over the current period.

Note 10. Shareholders’ Equity

10.1.Share capital

The share capital is set at €409 thousand at December 31, 2021 divided into 40,873,551 fully authorized, subscribed and paid-up shares with a nominal value of €0.01.Changes in share capital during the years ended December 31, 2021 2020 and 2019 are as follows:

in euros, except number of shares

			Premiums
		Share	related to	Number of	Nominal
Date	Nature of the transactions	capital	share capital	shares	value
Balance as of January 1st, 2019		222,573	77,460,125	22,257,277	0.01
01/23/2019	Capital increase by issuance of ordinary shares — Exercise of 274 BSPCE by Company employees	274	17,693	27,400	0.01
01/26/2019	Capital increase by issuance of ordinary shares — Vesting of AGA by Company employees (AGA 2018-1)	100	—	10,000	0.01
04/18/2019	Capital increase by issuance of ordinary shares — Vesting of AGA by Company employees (AGA 2017-1)	775	—	77,500	0.01
09/20/2019	Capital increase by issuance of ordinary shares — Company’s private placement	41,600	8,236,798	4,159,999	0.01
09/20/2019	Transaction costs related to the Company’s private placement	—	(312,294)	—	—
10/02/2019	Capital increase by issuance of ordinary shares — Company’s private placement	3,139	621,593	313,936	0.01
10/02/2019	Transaction costs related to the Company’s private placement	—	(12,023)	—	—
Balance as of December 31, 2019		268,461	86,011,893	26,846,112	0.01
01/26/2020	Capital increase by issuance of ordinary shares – Vesting of AGAs by Company employees (AGA 2018-2)	633	—	63,300	0.01
02/07/2020	Capital increase by issuance of ordinary shares – Company’s private placement	37,783	14,962,218	3,778,338	0.01
02/07/2020	Transaction costs related to the Company’s private placement	—	(319,564)	—	—
04/17/2020	Appropriation of the issue premium	—	(48,000,000)	—	—
06/28/2020	Capital increase by issuance of ordinary shares – Vesting of AGAs by Company employees (AGA 2019-2)	2,270	—	227,000	0.01
07/15/2020	Capital increase by issuance of ordinary shares – Company’s initial public offering	74,783	94,024,272	7,478,261	0.01
07/15/2020	Transaction costs related to the Company’s initial public offering	—	(7,077,866)	—	—
11/30/2020	Capital increase by emission of ordinary shares – Emission of 10,000 BSA	100	66,650	10,000	0.01
12/14/2020	Capital increase by issuance of ordinary shares – Vesting of AGAs by Company employees (AGA 2018-3)	2,273	—	227,250	0.01
Balance as of December 31, 2020		386,302	139,667,603	38,630,261	0.01
06/28/2021	Capital increase by issuance of ordinary shares – Vesting of AGAs by Company employees (AGA 2019-1)	291	—	29,100	0.01
09/27/2021	Capital increase by issuance of ordinary shares – (ATM)	20,833	25,556,803	2,083,334	0.01
10/01/2021	Capital increase by issuance of ordinary shares – (ATM)	1,309	1,615,584	130,856	0.01
10/01/2021	Transaction costs related to ATM	—	(1,768,424)	—	—
Balance as of December 31, 2021		408,735	165,071,566	40,873,551	0.01

During the year ended, the main impacts on the share capital relate to the following events:

-	Capital increase of €25.4 million of cash, consisting of the net proceeds of the two ATM emissions on September 27, 2021 and on October 1st, 2021
-	Final acquisition of 29,100 AGAs 2019-1 on June 28, 2021

For more details on the operations of the fiscal year 2021, please refer to Note 1.2, "Significant events of 2021".

During the years ended December 31, 2020 and 2019, the main impacts on the share capital relate to the following events:

-	USD 107.7 million initial public offering on the Nasdaq Global Market in July 2020

See Note 1.3, “Significant events of 2019 and 2020”

-	The reclassification of €48.0 million from debit retained earnings to premiums related to share capital following the decision of the General Meeting on April, 18 2020;
-	Capital increase of €14.7 million reserved for a category of investors in February 2020

See Note 1.3, “Significant events of 2019 and 2020”

-	Capital increases for a total amount of €8.9 million subscribed by Americans and Europeans investors in September and October 2019

On September 20, 2019 and On October 2, 2019, Inventiva completed two capital increases subscribed by New Enterprise Associates (NEA), as well as BVF Partners L.P., Sofinnova Partners and Novo Holdings A/S, three of the Company's existing shareholders.

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

10.2.Liquidity agreement

On January 19, 2018, the Company entered into a new liquidity agreement with Kepler Cheuvreux, replacing the previous liquidity agreement with Oddo BHF, for a period of 12 months renewable by tacit agreement. Under the terms of the agreement, the investment services provider (ISP) is authorized to buy and sell Inventiva treasury shares without interference from the Company in order to ensure the liquidity of the shares on the Euronext market.

At the date of approval of these financial statements, the liquidity agreement with Kepler Chevreux was extended for a new period of 12 months from January 1, 2022.

At December 31, 2019, 2020 and 2021, treasury shares purchased and sold by Inventiva through its ISP, as well as the gains or losses resulting from share purchase, sale, issue and cancellation transactions during the period, were accounted for as a deduction from equity. Consequently, these transactions had no impact on the Company’s results.

10.3.Share warrants plans

Share warrants correspond to:

●	BSPCE founder share warrants granted to the Company’s employees in 2013 and 2015;
●	BSA share warrants granted to Company directors in 2017, with a subscription price set at €0.53;
●	BSA share warrants granted to Company service providers in 2018, with a subscription price set at €0.48;
●	BSA share warrants granted in 2019 to David Nikodem, a member of Sapidus Consulting Group LLC, a service provider of Inventiva, with a subscription price set at €0.18; and
●	BSA share warrants granted in 2020 to David Nikodem, a member of Sapidus Consulting Group LLC and to Jeremy Goldberg, a member of PG Heatlhcare LLC, service providers of Inventiva, with a subscription price set at €0.29.
●	BSPCE founder share warrants granted to Frederic Cren and Pierre Broqua, Company's Directors; and
●	BSA share warrants granted in 2021 to David Nikodem, a member of Sapidus Consulting Group LLC, a service provider of Inventiva, with a subscription price set at €2.45.

Characteristics of BSPCE share warrants plans

At January 1, 2021, one BSPCE 2013-1 share warrants plan was outstanding. In 2021, a new share warrants plan “BSPCE 2021” was granted to executive directors.

The main characteristics of the plans are described in the following table:

	BSPCE 2013-1	BSPCE 2021
Decision of issuance by the Board of Directors	13/12/2013	04/16/2021
Grant date	13/12/2013	04/16/2021
Beneficiary	3 employees	Executive Directors (Frederic Cren and Pierre Broqua)
Number of BSPCE granted	9 027	600,000
Expiration date	13/12/2023	03/31/2034
Number of shares per BSPCE	100	1
Subscription price (€)	58.50	0
Exercise price (€)	0.585	11.74
Performance condition	No	Partially(1)
Valuation method used	Black and Scholes	Monte Carlo
Fair value at grant date (€)	19	[5.4 – 5.7] (1)
Expected volatility	35%	64%
Average life (years)	5	5
Risk-free rate	1.13%	0.60%
Expected dividends	—	—

(1)The fair value at grant date is different depending on whether the BSPCEs are subject to market performance conditions.

Characteristics of BSA share warrant plans

At January 1, 2021, five BSA share warrant plans were outstanding: BSA 2017, BSA 2018, BSA 2019, BSA 2019 bis and BSA 2019 ter. In 2021, one new BSA share warrant plan (“BSA 2021”) was granted to service providers.

The main characteristics of the plans are described in the following table:

		BSA		BSA
	BSA 2017	2018-1	BSA 2019	2019 bis	BSA 2019 ter	BSA 2021
Decision of issuance by the Board of Directors	05/29/2017	12/14/2018	06/28/2019	03/09/2020	03/09/2020	04/16/2021
Grant date	05/29/2017	12/14/2018	06/28/2019	03/09/2020	03/09/2020	04/16/2021
Beneficiary	Directors	Service providers	Service providers	Service providers	Service providers	Service providers
Vesting period (year)	3 tranches: 1 year, 2 years and 3 years	between 1 and 3 years	1	1	between 1 and 3 years	3
Expiration date	05/29/2027	12/14/2028	06/28/2029	03/09/2030	03/09/2030	03/31/2034
Number of BSA granted	195,000	126,000	10,000	10,000	36,000	50,000
Number of shares per BSA	1	1	1	1	1	1
Subscription premium price per share (€)	0.534	0.48	0.18	0.29	0.29	2.45
Exercise price per share (€)	6.675	6.067	2.20	3.68	3.68	11.74
Performance condition	No	No	No	No	No	Yes
Valuation method	Black and Scholes					Monte Carlo
Fair value per BSA at grant date (€)	2.47	1.98	0.48	0.90	0.90	[3.0 – 3.2] (1)
Expected volatility	40%	40%	40%	40%	40%	64%
Average life (years)	6	6	5.5	6	6	5
Risk free rate	0.22%	0.30%	0.33%	0.0%	0.0%	0.60%
Expected dividends	—	—	—	—	—	—

(1)The fair value at grant date is different depending on whether the BSPCEs are subject to market performance conditions.

Movements in BSPCE and BSA share warrants (in number of shares issuable upon exercise)

		Exercise	Outstanding				Outstanding	Number of
		price	at January 1,				at December 31,	shares
Type	Grant date	(in euros)	2021	Issued	Exercised	Forfeited	2021	exercisable
BSPCE — 2013 plan	Dec. 13, 2013	0.59	8,800	—	—	—	8,800	8,800
BSPCE Plan 2021	April 16, 2021	11.74	—	600,000	—	—	600,000	—
Total BSPCE			8,800	600,000	—	—	608,800	8,800
BSA — 2017 plan	May 29, 2017	6.67	130,000	—	—	—	130,000	130,000
BSA — 2018 plan	Dec. 14, 2018	6.07	116,000	—	—	—	116,000	116,000
BSA — 2019 plan	June 28, 2019	2.20	10,000	—	—	—	10,000	10,000
BSA 2019 Bis	March 9, 2020	3.68	10,000	—	—	—	10,000	10,000
BSA 2019 Ter	March 9, 2020	3.68	36,000	—	—	—	36,000	12,000
BSA - Plan 2021-1	April 16, 2021	11.74	—	50,000	—	(30,000)	20,000	—
Total BSA			302,000	50,000	—	(30,000)	322,000	278,000
Total			310,800	650,000	—	(30,000)	930,800	286,800

The change in BSPCE and BSA share warrants over 2021 can be broken down as follows:

●	the issue of 50,000 new 2021-1 Bis BSAs allocated to ISLS Consulting and David Nikodem, a member of Sapidus Consulting Group LLC, a service provider of the Company, of which 30,000 BSA 2021-1 allocated to ISLS Consulting have been cancelled due to the non-payment of warrants,
●	the issue of 600,000 new 2021 BSPCE allocated to the Company's directors, Frederic Cren and Pierre Broqua.

At December 31, 2021, a total of 600,088 BSPCEs (or 608,800 shares) and 322,000 BSAs were outstanding, which corresponds to a total of 930,800 shares that can be issued during the exercise.

Share-based payment expense totaled €859 thousand for the year ended December 31, 2021 (compared to €18 thousand for the year ended December 31, 20120 and €227 thousand for the year ended December 31, 2019) and were recognized in personnel costs (see Note 17.1 “Personnel costs and headcount”).

		Exercise	Outstanding				Outstanding	Number of
		price	at January 1,				at December 31,	shares
Type	Grant date	(in euros)	2020	Issued	Exercised	Forfeited	2020	exercisable
BSPCE — 2013 plan	Dec. 13, 2013	0.59	8,800	—	—	—	8,800	8,800
Total BSPCE			8,800	—	—	—	8,800	8,800
BSA — 2017 plan	May 29, 2017	6.67	140,000	—	(10,000)	—	130,000	130,000
BSA — 2018 plan	Dec. 14, 2018	6.07	116,000	—	—	—	116,000	77,334
BSA — 2019 plan	June 28, 2019	2.20	10,000	—	—	—	10,000	10,000
BSA 2019 Bis	March 9, 2020	3.68	—	10,000	—	—	10,000	—
BSA 2019 Ter	March 9, 2020	3.68	—	36,000	—	—	36,000	—
Total BSA			266,000	46,000	(10,000)	—	302,000	217,334
Total			274,800	46,000	(10,000)	—	310,800	226,134

The change in BSPCE and BSA share warrants over 2020 can be broken down as follows:

●	the issue of 10,000 new 2019 Bis BSAs allocated to Jeremy Goldberg, a member of JPG Healthcare LLC,
●	the issue of 36,000 new 2019 Ter BSAs allocated to David Nikodem, a member of Sapidus Consulting Group LLC, a service provider of the Company,
●	the exercise of 10,000 BSA 2017 by Karen Aïach (former administrator)

		Exercise	Outstanding				Outstanding	Number of
		price	at January 1,				at December 31,	shares
Type	Grant date	(in euros)	2020	Issued	Exercised	Forfeited	2020	exercisable
BSPCE — 2015 plan	May 25, 2015	0.67	22,800	—	(22,800)	—	—	—
BSPCE — 2013 plan	Dec. 13, 2013	0.59	13,400	—	(4,600)	—	8,800	8,800
Total BSPCE			36,200	—	(27,400)	—	8,800	8,800
BSA — 2017 plan	May 29, 2017	6.67	175,000	—	—	(35,000)	140,000	120,000
BSA — 2018 plan	Dec. 14, 2018	6.07	126,000	—	—	(10,000)	116,000	38,667
BSA — 2019 plan	June 28, 2019	2.20	—	10,000	—	—	10,000	—
Total BSA			301,000	10,000	—	(45,000)	266,000	158,667
Total			337,200	10,000	(27,400)	(45,000)	274,800	167,467

The change in BSPCE and BSA share warrants over 2019 can be broken down as follows:

●	the exercise of 274 BSPCE share warrants by Company employees on January 23, 2019, whereupon 27,400 new shares were issued;
●	the cancellation of 35,000 BSA 2017 share warrants allocated to two corporate officers, which were forfeited following the end of their offices at the Annual General Meeting of May 27, 2019;
●	the cancellation of 10,000 BSA 2018 share warrants allocated to JPG Healthcare, which were forfeited; and
●	the issue of 10,000 new 2019 BSAs allocated to David Nikodem, a member of Sapidus Consulting Group LLC, a service provider of the Company.

10.4.	Bonus share award plans

At January 1, 2021, only free share award plan AGA 2019-1 was in effect. In 2021, two new bonus share award plans (“AGA 2021” and “AGA 2021-bis”) were granted.

The main characteristics are described in the table below:

	AGA 2019-1	AGA 2021	AGA 2021-bis
Decision of issuance by the Board of Directors	06/28/2019	04/16/2021	12/08/2021
Grant date	06/28/2019	04/16/2021	12/08/2021
Beneficiary	Employees	Employees	Employees
Vesting period (year)	2	3	3
Holding period (year)	1	—	—
Service condition	Yes	Yes	Yes
Performance condition	No	Partially (1)	Partially (1)
Number of AGA granted	37,500	466,000	123,000
Number of shares per AGA	1	1	1
Valuation method used	Inventiva share price less a discount for non-transferability	Dual (1)	Dual (1)
Fair value per AGA at grant date	1.92	9.8 – 11.3 (1)	11.4 – 12.2 (1)
Expected volatility	N/A	64%	64%
Average life (years)	N/A	3	2.3
Risk-free rate	N/A	0.60%	0.60%
Expected dividends	N/A	—	—
Stock price reference	2	N/A	N/A
Non-transferable discount	3.8%	N/A	N/A

(1)	AGA 2021-1 and AGA 2021-bis plans are partially composed of AGAs subject to a market performance condition. Accordingly, AGAs not subject to performance conditions are valued on the basis of the share price less future dividends, discounted at the risk-free rate. AGAs subject to performance conditions are valued using the same method, adjusted by a discount applied to reflect the performance condition. This discount is determined using the "Monte Carlo" analysis. The fair value at the grant date is different depending on whether the AGAs are subject to market performance conditions.

Bonus share movements (in number of shares issuable upon exercise)

		Stock price	Outstanding				Outstanding	Number of
		at grant date	at January 1,				at December 31,	shares
Type	Grant date	(in euros)	2021	Issued	vesting	Forfeited	2021	exercisable
AGA — 2019‑1 plan	06/28/19	2.00	29,100	—	(29,100)	—	—	—
AGA — 2021‑1 plan	04/16/21	11.30	—	466,000	—	(18,000)	448,000	—
AGA — 2021‑bis plan	12/08/21	12.20	—	123,000	—	—	123,000	—
Total AGA			29,100	589,000	(29,100)	(18,000)	571,000	—

During 2021, the change in AGA bonus shares over the period can be broken down as follows:

●	The allocation of two new plans AGA 2021-1 and AGA 2021-bis to employees of the Company for a total of 589,000 potential new shares;
●	The definitive vesting of 29,100 AGA 2019-1. As a result, 29,100 new shares were issued; and,
●	The cancellation of a total of 18,000 AGA 2021-1 that have forfeited following the departure of employees.

At December 31, 2021, 571,000 AGAs were outstanding.

The 2021-1 and 2021-bis AGAs are exercisable with a condition of presence, combined for half of them with certain performance conditions, at the end of a vesting period expiring on the date of the Board of Directors' meeting planned to approve the Company's financial statements for the year ending December 31, 2023 and will be exercisable no later than March 31, 2034.

Share-based payments expense totaled €1 231 thousand for the year ended December 31, 2021 (compared to €920 thousand for the year ended December 31, 2020 and €1 180 thousand for the year ended December 31, 2018) and were recognized in personnel costs (see Note 17.1, “Personnel costs and headcount”).

		Stock price	Outstanding				Outstanding	Number of
		at grant date	at January 1,				at December 31,	shares
Type	Grant date	(in euros)	2020	Issued	vesting	Forfeited	2020	exercisable
AGA — 2018-2 plan	January 26, 2018	5.76	63,300	—	(63,300)	—	—	—
AGA — 2018-3 plan	December 14, 2018	6.28	227,250	—	(227,250)	—	—	—
AGA — 2019-1 plan	June 28, 2019	2.00	37,500	—	—	(8,400)	29,100	—
AGA — 2019-2 plan	June 28, 2019	2.00	228,000	—	(227,000)	(1,000)	—	—
Total AGA			556,050	—	(517,550)	(9,400)	29,100	—

During 2020, the change in AGA bonus shares over the period can be broken down as follows:

●	The definitive vesting of 63,300 AGA 2018-2, 227,000 AGA 2019-2 and 227,250 AGA 2018-3. As a result, 517,550 new shares were issued; and,
●	The cancellation of a total of 8,400 AGA 2019-1 AGA and 1,000 AGA 2019-2 that have forfeited following the departure of employees.

At December 31, 2020, a total of 29,100 AGA free shares were outstanding. AGA 2019-1 bonus shares are exercisable from June 28, 2021 to no later than June 28, 2022, subject to continued employment.

		Stock price	Outstanding				Outstanding	Number of
		at grant date	at January 1,				at December 31,	shares
Type	Grant date	(in euros)	2019	Issued	Vesting	Forfeited	2019	exercisable
AGA—2017‑1 plan	April 18, 2017	7.35	77,500	—	(77,500)	—	—	—
AGA—2018‑1 plan	January 26, 2018	5.76	10,000	—	(10,000)	—	—	—
AGA—2018‑2 plan	January 26, 2018	5.76	65,700	—	—	(2,400)	63,300	—
AGA—2018‑3 plan	December 14, 2018	6.28	265,700	—	—	(38,450)	227,250	—
AGA—2019‑1 plan	June 28, 2019	2.00	—	37,500	—	—	37,500	—
AGA—2019‑2 plan	June 28, 2019	2.00	—	246,000	—	(18,000)	228,000	—
Total AGA			418,900	283,500	(87,500)	(58,850)	556,050	—

During 2019, the change in AGA bonus shares over the period can be broken down as follows:

●	Two new share plans for Company employees involving a total of 283,500 potential new shares.
●	Final allotment of 10,000 AGA 2018-1 bonus shares on January 26, 2019 and 77,500 AGA 2017-1 bonus shares on April 18, 2019, whereupon 87,500 new shares were issued.
●	Cancellation of 58,850 AGA bonus shares which were forfeited during the period: 10,850 AGA 2018-3 warrants as part of the redundancy plan for the period, 2,400 AGA 2018-3 bonus shares refused by an employee, and 45,600 AGA bonus shares bonus (of which 2,400 AGA 2018-2 bonus shares, 25,200 AGA 2018-3 bonus shares and 18,000 AGA 2019-2 bonus shares) as a result of voluntary departures.

At December 31, 2019, a total of 556,050 AGA bonus shares were outstanding.

Note 11. Debt

	As of
	December 31,
(in thousands of euros)	2019	2020	2021
Bank borrowings	74	9,992	9,984
Other loans and similar borrowings(1)	3	62	6
Lease liabilities	37	2	130
Total debt	114	10,055	10,119

(1)	Consists of bank overdrafts and accrued interest payable on loans

Total debt remained stable in 2021.In 2021, the loans guaranteed by the French State taken out in May 2020 with initial maturity in May 2021 have been extended until the third quarter of 2022. The amendments provide for reimbursements to be made over four years, beginning in July 2022 for the loan from Crédit Agricole and in September 2022 for the loans from Bpifrance and Société Générale.

The €9.9 million increase in 2020 is primarily attributable to the three loans taken out from a syndicate of French banks, in the form of the loans guaranteed by the French State for a total amount of €10.0 million. These loans have been taken out in May 2020 and mature in May 2021. In accordance with the guarantees put in place by the State in the context of the COVID-19 health crisis, the Company had the option to extend the maturity date for up to an additional four years.

To a lesser extent, this line item also includes the loan taken out from Société Générale in 2015 for a residual amount of €13 thousand.

At December 31, 2019, after repayment of borrowings due in 2019 in a total amount of €0.1 million, the debt relating to bank loans amounted to €0.1 million; and lease liabilities amounting to €37 thousand at December 31, 2019.

The breakdown between long-term and short-term debt is as follows:

December 31, 2019	Less than	Between	Between	More than
(in thousands of euros)	1 year	1 and 3 years	3 and 5 years	5 years
Bank borrowings	74	—	—	—
Other loans and similar borrowings	3	—	—	—
Lease liabilities	35	2	—	—
Total long‑term debt	112	2	—	—

December 31, 2020	Less than	Between	Between	More than
(in thousands of euros)	1 year	1 and 3 years	3 and 5 years	5 years
Bank borrowings	13	9,979	—	—
Other loans and similar borrowings	3	59	—	—
Lease liabilities	2	0	—	—
Total long‑term debt	18	10,037	—	—

December 31, 2021	Less than	Between	Between	More than
(in thousands of euros)	1 year	1 and 3 years	3 and 5 years	5 years
Bank borrowings	1,244	7,484	1,256	—
Other loans and similar borrowings	—	6	—	—
Lease liabilities	38	92	—	—
Total long‑term debt	1,282	7,582	1,256	—

The maturity of long-term debt and of short-term borrowings and debt is determined according to repayment estimates as at December 31, 2019, 2020 and 2021.

Change in the period is mainly due to the subscription of new borrowing, the breakdown as follow:

(in thousands of euros)
January 1, 2019	392
Repayment of bank borrowings	(146)
Repayment of lease liabilities	(130)
Accrued interests	(2)
December 31, 2019	114
Subscription of bank borrowings	9,979
Repayment of bank borrowings	(61)
Repayment of lease liabilities	(26)
Early termination of lease contracts	(9)
Capitalized interests	59
Accrued interests	(0)
December 31, 2020	10,055
Subscription new leases	143
Repayment of bank borrowings	(13)
Repayment of lease liabilities	(15)
Accrued interests	(51)
December 31, 2021	10,119

Note 12. Provisions

(in thousands of euros)	January 1, 2019	Additions	Reversals/reclasses	December 31, 2019
CIR 2013-2015	358	—	—	358
CIR 2017	—	216	—	216
Long‑term provisions	358	216	—	574
Payroll taxes 2016-2018	1,140	123	—	1,264
Short‑term provisions	1,140	123	—	1,264
Total Provisions	1,498	339	—	1,837

	January 1,			December 31,
(in thousands of euros)	2020	Additions	Reversals/reclasses	2020
CIR 2013-2015	358	1,139	—	1,497
CIR 2017	216	665	—	880
Long‑term provisions	574	1,804	—	2,377
Payroll taxes 2016-2018	1,264	90	(1,224)	130
Short‑term provisions	1,264	90	(1,224)	130
Total Provisions	1,837	1,894	(1,224)	2,507

(in thousands of euros)	January 1, 2021	Additions	Reversals/reclasses	December 31, 2021
CIR 2013-2015	1,497	—	(1,497)	—
CIR 2017	880	—	(880)	—
Long‑term provisions	2,377	—	(2,377)	—
Payroll taxes 2016-2018	130	51	—	180
Short‑term provisions	130	51	—	180
Total Provisions	2,507	51	(2,377)	180

Provisions booked at December 31, 2019, 2020 and 2021 are related to:

-	The CIR risk and payroll taxes risk related to the tax audit carried out by the French tax authority in 2016 in respect of the years ended December 31, 2013, 2014 and 2015 (long term for CIR risk and short term for payroll taxes risk),
-	A tax adjustment risk in respect of payroll taxes carried out in September 2019 with regard to the years ended December 31, 2016, 2017 and 2018.

-	The CIR risk for the year ended December 31, 2017 in connection with the partial reimbursement received in December 2019.

Payroll taxes

Context

Following the tax audit carried out in July 2016 in respect of the 2013, 2014 and 2015 fiscal years, the Company received a proposed tax adjustment for the three fiscal periods audited relating to the classification of the subsidy granted (subject to conditions) in 2012 by Laboratoire Fournier SA and Fournier Industrie et Santé (now part of the Abbott group) (LFSA and FIS) under the Asset Purchase Agreement ("APA").

A collection notice with respect to payroll taxes was received by Inventiva on August 17, 2018 for an amount of €1.9 million, including penalties and late payment interest.

Under the terms and conditions of an additional agreement modifying the APA (the Additional Agreement), LFSA and FIS agreed to indemnify the Company up to a maximum amount of €2.0 million in accordance with the conditions described therein, for any amount claimed by the French tax authorities in relation to the tax treatment of the subsidy paid by LFSA and FIS between 2012 and 2017 (the “Abbott Guarantee”).

Following the new tax audit carried out in 2019 and in respect with the payroll tax for the fiscal years 2016, 2017 and 2018, the Company received in December 2019 a proposal of rectification for a total amount of €1.7 million (penalties and late interest included).

Year ended December 31, 2020

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

Thus, as of December 31, 2020, considering the ongoing discussions with both the French tax authorities and Abbott:

-	the €1.2 million provision related to payroll tax for fiscal years 2016 and 2017 was reclassified as an accrued liability, as the consequence of the Notice of Recovery reception ;
-	the accrued expense and related accrued income recognized in 2018 for €2.0 million remained unchanged.

As of December 31, 2020, only potential additional late interests for the period from the AMR receipt to the 2020 closing date remains as a provision, as these interests are not claimed to date by the tax authorities.

The net impact on income for fiscal year 2020 amounts to a loss of €0.1 million and corresponds to late payment interest and additional penalties.

Year ended December 31, 2021

On February 11, 2021, the Company received formal notice to pay the amounts due to the French tax authorities under the notice of assessment issued on August 17, 2018 for an amount of €1.9 million.

On March 9, 2021, the Company received the payment from Abbott for an amount of €2.0 million corresponding to the maximum amount covered by compensation under the Additional Agreement (see Note 8.2, “other current assets and receivables”).

On June 9, 2021, in accordance with the French tax authorities, the Company paid €1.8 million, corresponding to the amounts due and late payment interest, including €1.3 million by offsetting VAT credit receivables (see Note 14.2 "Other current liabilities") and €0.5 million by bank transfer (see Note 14, "Trade payables and other current liabilities").

Following this payment, the Company obtained the partial release of the bank guarantee set up in 2019 and 2020, for a total amount of €1.6 million corresponding to the portion relating to the payroll tax. Consequently, Credit Agricole agrees to release the pledge on short-term deposit for €1.0 million (see Note 14, "Trade payables and other current liabilities").

For the payroll tax for fiscal years 2016 and 2017, the French tax authorities rejected, by letter dated November 26, 2021, the Company's claim for a total amount of €1.2 million (including penalties and late payment interest) and discussions for a global settlement are ongoing with the French tax authorities as of the date of these financial statements, with no impact on the Company's accounts as of December 31, 2021.

The net impact on the income statement for fiscal year 2021 was solely relating to the recognition of additional late interest calculated for the period.

CIR

CIR for fiscal years 2013 to 2015

Following the tax audit, for fiscal years 2013 to 2015, on August 1, 2017, the Company received a proposed tax adjustment from the French tax authorities disputing the manner in which some CIR items were calculated over the three fiscal periods audited. Inventiva received a collection notice on August 17, 2018 for an amount of €1.9 million, including penalties and late payment interest.

On January 7, 2019, following the receipt of a letter from the local tax authority on September 3, 2018, the litigation claim was extended with deferral of payment and an additional contentious claim.

On December 31, 2020, based on the ongoing discussions and actions, the Company estimated its maximum exposure relating to the research tax credit for the years 2013 to 2015 at €1.5 million, corresponding to the total amount contested by the tax authorities. This estimate included a clearance of €0.3 million granted by the Ombudsman on January 28, 2021, corresponding to the portion of the dispute relating to subcontracting, given that the subcontracting operations carried out by the Company was compliant with the conditions set out by the decision of French supreme court for administrative law (“Conseil d’Etat”) of July 22, 2020.

On November 26, 2021, in accordance with the clearance granted by the mediator in January 2021, the tax authorities partially accepted the Company’s claim relating to the research tax credit for the years 2013 to 2015 and granted €0.3 million corresponding to the portion of the dispute relating to subcontracting, given that the subcontracting operations carried out by the Company was compliant with the conditions set out by the decision of French supreme court for administrative law (“Conseil d’Etat”) of July 22, 2020.

Following this letter, the provision recorded for a total amount of €1.5 million has been fully reversed and an accrual has been recorded for the same amount.

CIR for fiscal year 2017

On 2019, the Company had received 81% of the 2017 CIR, in an amount of €3.6 million in comparison with the €4.5 million initially requested.

Following the decision of the Conseil d'Etat on July 22, 2020, Inventiva filed an amended claim to the local tax authority (“Direction régionale des Finances publiques”) to obtain the immediate reimbursement of the portion of the 2017 CIR relating to subcontracting operations.

As of December 31, 2020, based on the ongoing discussions and actions, the Company assessed its maximum exposure relating to research tax credit for the year 2017 at €0.9 million, corresponding to the full amount not yet reimbursed by the tax authorities. As a result, an additional provision of €0.7 million was booked at December 31, 2020.

On December 6, 2021, the Company sent a new letter specifying that €0.2 million of the amount not yet reimbursed by the tax authorities was corresponding to eligible subcontracting expenses related to the decision of the Conseil d’Etat on July 22, 2020 and so, was compliant with the conditions of the research tax credit. The Company has offered to waive all claims for the remaining amount of €0.7 million.

In a letter dated January 17, 2022, the tax authorities accepted this request and granted a tax rebate of €0.2 million. Following this letter, the provision recorded for a total amount €0.9 million had been fully reversed and the receivable relating to CIR 2017 has been reduced to €0.2 million, corresponding to the rebate granted by tax authorities (see Note 8.2, “Other currents assets and receivables”).

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

Principal actuarial assumptions

The following assumptions were used to measure the obligation:

	As of December 31,
Variables	2019		2020		2021
Retirement age	65	years	65	years	65	years
Payroll taxes	41.41%		41.41%		41.41%
Salary growth rate	2%		2%		2%
Discount rate	0.70%		0.35%		1.00%
Mortality table	TGH/TGF 05		TGH/TGF 05		TGH/TGF 05

The discount rate corresponds to the rates of Eurozone AA-rated corporate bonds with maturities of over ten years.

Net provision

The provision recorded in respect of defined benefit schemes at the end of each reporting period is shown in the table below:

	As of
	December 31,
(in thousands of euros)	2019	2020	2021
Retirement benefit obligations	1,127	1,385	1,429
Obligation	1,127	1,385	1,429

Given the absence of plan assets at December 31, 2021, 2020 and 2019, the total amount of the provision corresponds to the estimated obligation at those dates.

Change in net provision

The change in the provision recorded in respect of defined benefit schemes breaks down as follows:

	Year ended
	December 31
(in thousands of euros)	2019	2020	2021
Provision at beginning of period	(1,029)	(1,127)	(1,385)
Other changes	—	—	75
Expense for the period	(1)	(209)	(200)
Actuarial gains or losses recognized in other comprehensive income	(96)	(49)	82
Provision at end of period	(1,127)	(1,385)	(1,429)

Breakdown of expense recognized for the period

The expense recognized in the statement of income (loss) breaks down as follows:

	Year ended
	December 31,
(in thousands of euros)	2019	2020	2021
Service cost for the period	(195)	(202)	(224)
Interest cost for the period	(16)	(8)	(5)
Benefits for the period	53	—	29
Plan curtailments and modifications	157	—	—
Total	(1)	(209)	(200)

For the year ended December 31, 2021, the total expense related to the retirement benefit obligation remains stable in comparison to 2020.

For the year ended December 31, 2020, the expense related to the retirement benefit obligation increased in comparison to 2019, mainly due to the reversal of the provision related to the restructuring plan implemented in 2019 and the absence of benefits for the period in 2020.

Breakdown of actuarial gains and losses recognized in comprehensive income

The actuarial gains (losses) can be analyzed as follows:

	Year ended
	December 31,
(in thousands of euros)	2019	2020	2021
Demographic changes	32	14	(27)
Changes in actuarial assumptions	(129)	(63)	109
Total	(96)	(49)	82

Demographic differences mainly relate to salary adjustments.

Changes in actuarial assumptions relate to movements in the discount rate (0.70% in 2019 to 0.35% in 2020 and to 1.00% in 2021).

Sensitivity analysis

A 0.25% change in the discount rate would have had an impact of approximately 2.8% on the obligation amount in 2021, 3.4% in 2020 and 3.5% in 2019.

In thousands
December 31, 2019	of euros
Benefit obligation at December 31, 2019 at 0.45%	1,168
Benefit obligation at December 31, 2019 at 0.70%	1,127
Benefit obligation at December 31, 2019 at 0.95%	1,088

In thousands
December 31, 2020	of euros
Benefit obligation at December 31, 2020 at 0.10%	1,433
Benefit obligation at December 31, 2020 at 0.35%	1,385
Benefit obligation at December 31, 2020 at 0.60%	1,340

In thousands
December 31, 2021	of euros
Benefit obligation at December 31, 2021 at 0.75%	1,471
Benefit obligation at December 31, 2021 at 1.00%	1,429
Benefit obligation at December 31, 2021 at 1.25%	1,389

Note 14. Trade Payables and Other Current Liabilities

	As of December 31,
(in thousands of euros)	2019	2020	2021
Trade payables	7,491	6,923	14,602
Other current liabilities	4,998	6,838	6,789
Trade payables and other current liabilities	12,489	13,761	21,391

No calculations have been made to discount trade payables and other current liabilities to present value as payment is due within one year of the end of the reporting period.

Trade payables include €6.8 million, €4.3 million and €4.5 million of accrued expenses as of December 31, 2021, 2020 and 2019.

14.1.Trade payables

Trade payables break down by payment date as follows:

	As of December 31,
(in thousands of euros)	2019	2020	2021
Due in 30 days	7,414	6,834	14,445
Due in 30 ‑ 60 days	77	89	158
Due in more than 60 days	—	—	—
Trade payables	7,491	6,923	14,602

At December 31, 2021, trade payables increased of €7.7 million, compared to December 31, 2020. The increase in trade payables is mainly due to the increase in research and development expenses in connection with the completion of the Phase II and the launch of the Phase III clinical trial evaluating lanifibranor in NASH. The studies fee incurred in lanifibranor increased of €24.2 million to €31.2 million for the 2021 year.

14.2.Other current liabilities

	As of
	December 31,
(in thousands of euros)	2019	2020	2021
Employee‑related payables	1,124	1,405	1,518
Accrued payroll and other employee‑related taxes	1,041	1,375	1,234
Sales tax payables	668	753	879
Other accrued taxes and employee‑related expenses	177	106	178
Other miscellaneous payables	1,988	3,198	2,979
Other current liabilities	4,998	6,838	6,789

At December 31, 2021, other current liabilities mainly consist of  “Other miscellaneous payables”, as well as “Employee-related payables” and “Accrued payroll and other employee-related taxes”.

Other miscellaneous payables mainly correspond to:

-	An accrued expense for an amount of €1.2 million (mark-up and delays interests at December 31, 2019 included) following receipt of the Notice of Recovery (AMR), on October 30, 2020, relating to the payroll tax for the taxable years 2016 and 2017 (refer to Note 12, “Provisions”) making the liability certain and, consequently required its reclassification from provision to current liabilities.
-	An accrued expense for an amount of 1.6 million (mark-up and delays interests included) following the partial acceptance by the tax authorities of the CIR for the years 2013 to 2015 (see Note 12, "Provisions"), making the liability certain and requiring its reclassification from a provision to an accrued liability.

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

Note 15. Financial Assets and Liabilities

	At December 31, 2019
			Financial
	Book value		assets
	on the	Financial	carried at	Liabilities
	statement	assets carried	fair value	carried at
	of financial	at amortized	through	amortized
(in thousands of euros)	position	cost	profit or loss	cost	Fair value
Financial assets
Long‑term deposit accounts	792	792	—	—	792
Long-term security deposits	8	8	—	—	8
Accrued income	2,000	2,000			2,000
Trade receivables	4	4	—	—	4
Other receivables	900	—	—	—	900
Cash and cash equivalents	35,840	35,840	—	—	35,840
Total assets	39,545	39,545	—	—	39,545
Financial liabilities
Long‑term debt	2	—	—	2	2
Short‑term debt	113	—	—	113	113
Trade payables	7,491	—	—	7,491	7,491
Other miscellaneous payables	1,988	—	—	1,988	1,988
Total liabilities	9,594	—	—	9,594	9,594

	At December 31, 2020
			Financial
	Book value		assets
	on the	Financial	carried at	Liabilities
	statement	assets carried	fair value	carried at
	of financial	at amortized	through	amortized
(in thousands of euros)	position	cost	profit or loss	cost	Fair value
Financial assets			—	—
Long-term deposit accounts	1,698	1,698	—	—	1,698
Long-term security deposits	8	8	—	—	8
Accrued income	2,000	2,000	—	—	2,000
Short-term deposit accounts	7,336	7,336	—	—	7,336
Trade receivables	48	48	—	—	48
Other receivables	1,849	1,849	—	—	1,849
Foreign currency forwards	1,791	—	1,791	—	1,791
Cash and cash equivalents	105,687	105,687	—	—	105,687
Total assets	120,417	118,626	1,791	—	120,417
Financial liabilities
Long-term debt	10,037	—	—	10,037	10,037
Short-term debt	18	—	—	18	18
Trade payables	6,923	—	—	6,923	6,923
Other miscellaneous payables	3,198	—	—	3,198	3,198
Total liabilities	20,177	—	—	20,177	20,177

	At December 31, 2021
			Financial
	Book value		assets
	on the	Financial	carried at	Liabilities
	statement	assets carried	fair value	carried at
	of financial	at amortized	through	amortized
(in thousands of euros)	position	cost	profit or loss	cost	Fair value
Financial assets
Long‑term deposit accounts	1,745	1,745	—	—	1,745
Long-term security deposit	8	8	—	—	8
Advances to suppliers - non-current	689	689	—	—	689
Accrued income	92	92	—	—	92
Short‑term deposit accounts	8,829	—	8,829	—	8,829
Trade receivables	4,000	4,000	—	—	4,000
Other receivables	1,055	1,055	—	—	1,055
Cash and cash equivalents	86,553	86,553	—	—	86,553
Total assets	102,972	94,143	8,829	—	102,972
Financial liabilities
Long‑term debt	8,837	—	—	8,837	8,837
Short‑term debt	1,282	—	—	1,282	1,282
Trade payables	14,602	—	—	14,602	14,602
Other miscellaneous payables	2,979	—	—	2,979	2,979
Total liabilities	27,701	—	—	27,701	27,701

Note 16. Revenues and Other Income

	Year ended
	December 31,
(in thousands of euros)	2019	2020	2021
Sales	6,998	372	4,194
Total revenues	6,998	372	4,194
CIR	4,293	4,791	4,069
Subsidies	—	—	8
Other	0	100	229
Total other income	4,293	4,891	4,307
Total revenues and other income	11,291	5,263	8,501

In 2021, revenue amounted to €4.2 million and mainly corresponds to a milestone payment of €4.0 million to be received by the Company following the launch of the Phase IIb study on the Cedirogant program, in accordance with the terms of the collaboration agreement between Inventiva and AbbVie.

Since August 2018, Inventiva completed performance of its obligations with respect to the Cedirogant program and AbbVie is responsible, at its sole cost and discretion, for all further development and commercialization activities. Consequently, in accordance with IFRS 15, this milestone payment was recognized for its entire amount as revenue as soon as it became highly probable that it would be obtained, i.e. as soon as the first patient was enrolled in the clinical trial. The Company received the payment from AbbVie on January 31, 2022 (see Note 1.2, “Significant events of 2021”).

In 2020, revenue amounted to €0.4 million. The decrease in revenue compared to 2019 is mainly explained by (i) no milestone payment triggered according to the collaboration agreement with AbbVie and (ii) the termination of the collaboration agreement with Boehringer Ingelheim (“BI”) in the fourth quarter of 2019.

In 2019, revenue amounted to €7.0 million and primarily included:

●	the €3.5 million milestone payment from AbbVie received in December 2019 following the enrollment of the first patient with psoriasis in the ongoing clinical trial of Cedirogant (formerly ABBV-157);
●	the reversal of all contract liabilities recognized at December 31, 2018 following the termination of all contracts with BI. The reversal amounted to €2.2 million, including €2.1 million following termination of the BI Collaboration in the fourth quarter of 2019 (see Note 1.3, “Significant events of 2019 and 2020”).

In 2019, revenue from research partnerships with AbbVie and BI represented 51.4% and 36.9% of the Company's revenue, respectively.

CIR

In 2019, 2020 and 2021, the CIR corresponds to the amount of research tax credit recorded for each period and corrective claim established by the Company following the July 22, 2020 decision of the Conseil d’Etat (see Note 12, “Provisions”). CIR amounted €4.1 million, €4.8 million and €4.3 million for the years ended December 31, 2021, December 31, 2020, and December 31, 2019 respectively.

Note 17. Research and Development, Marketing — Business Development and General and Administrative Expenses

	Research and	Marketing — business	General and
December 31, 2019	development	development	administrative
(in thousands of euros)	expenses	expenses	expenses	Total
Disposables	(1,560)	—	—	(1,560)
Energy and liquids	(505)	—	—	(505)
Patents	(506)	—	—	(506)
Studies	(19,353)	—	—	(19,353)
Maintenance	(933)	—	—	(933)
Fees	(239)	—	(987)	(1,226)
IT systems	(793)	(8)	(46)	(847)
Support costs (including taxes)	—	—	(568)	(568)
Personnel costs	(8,076)	(202)	(2,703)	(10,981)
Depreciation, amortization and provisions	(1,060)	—	(396)	(1,456)
Other	(765)	(40)	(1,387)	(2,192)
Total operating expenses	(33,790)	(250)	(6,087)	(40,127)

	Research and	Marketing — business	General and
December 31, 2020	development	development	administrative
(in thousands of euros)	expenses	expenses	expenses	Total
Disposables	(1,243)	—	—	(1,243)
Energy and liquids	(539)	—	—	(539)
Patents	(343)	—	—	(343)
Studies	(10,987)	—	—	(10,987)
Maintenance	(846)	—	—	(846)
Fees	(201)	(341)	(2,005)	(2,548)
IT systems	(597)	(8)	(46)	(651)
Support costs (including taxes)	—	—	(722)	(722)
Personnel costs	(7,518)	(197)	(2,964)	(10,680)
Depreciation, amortization and provisions	(832)	—	(177)	(1,009)
Other	(608)	(16)	(2,585)	(3,209)
Total operating expenses	(23,717)	(563)	(8,499)	(32,779)

	Research and	Marketing — business	General and
December 31, 2021	development	development	administrative
(in thousands of euros)	expenses	expenses	expenses	Total
Disposables	(1,472)	—	—	(1,472)
Energy and liquids	(513)	—	—	(513)
Patents	(543)	—	—	(543)
Studies	(33,004)	—	—	(33,004)
Maintenance	(1,017)	—	—	(1,017)
Fees	(160)	(138)	(2,746)	(3,044)
IT systems	(744)	(9)	(52)	(806)
Support costs (including taxes)	—	—	(782)	(782)
Personnel costs	(9,645)	(213)	(3,556)	(13,413)
Depreciation, amortization and provisions	(751)	—	(176)	(927)
Other	(602)	(4)	(3,844)	(4,450)
Total operating expenses	(48,452)	(364)	(11,155)	(59,971)

17.1.Personnel costs and headcount

	Research and	Marketing — business	General and
December 31, 2019	development	development	administrative
(in thousands of euros)	expenses	expenses	expenses	Total
Wages, salaries and similar costs	(4,908)	(178)	(1,491)	(6,577)
Payroll taxes	(2,206)	(1)	(634)	(2,841)
Provisions for retirement benefit obligations	(95)	—	(61)	(156)
Share‑based compensation expense	(868)	(22)	(517)	(1,407)
Total personnel costs	(8,076)	(202)	(2,703)	(10,981)

	Research and	Marketing — business	General and
December 31, 2020	development	development	administrative
(in thousands of euros)	expenses	expenses	expenses	Total
Wages, salaries and similar costs	(4,590)	(183)	(1,669)	(6,442)
Payroll taxes	(2,180)	8	(926)	(3,098)
Provisions for retirement benefit obligations	(141)	0	(60)	(202)
Share‑based compensation expense	(607)	(22)	(309)	(938)
Total personnel costs	(7,518)	(197)	(2,964)	(10,680)

	Research and	Marketing — business	General and
December 31, 2021	development	development	administrative
(in thousands of euros)	expenses	expenses	expenses	Total
Wages, salaries and similar costs	(6,031)	(199)	(1,867)	(8,097)
Payroll taxes	(2,173)	0	(838)	(3,010)
Provisions for retirement benefit obligations	(148)	0	(68)	(216)
Share-based compensation expense	(1,293)	(13)	(783)	(2,089)
Total personnel costs	(9,645)	(213)	(3,556)	(13,413)

Inventiva had 105 employees at December 31, 2021 compared with 94 employees at December 31, 2020 and 88 employees at December 31, 2019.

As of December 31, 2021, 100 people were employed by Inventiva S.A. and 5 people were employed by Inventiva Inc.

Note 18. Other Operating Income (expenses)

Other operating income (expenses) break down as follows:

	Year ended
	December 31,
(in thousands of euros)	2019	2020	2021
Corrective claims - CIR	—	2,863	—
Proceeds - Disposals of fixed assets	—	—	9
Accrued income from Abbott — payroll taxes	68	—	—
Reversal of restructuring expenses	—	43	—
Reversal of provisions - CIR 2013-2015	—	—	1,497
Reversal of provisions - CIR 2017	—	—	880
Reversal of impairment on the carry back receivable	—	—	333
Total other operating income	68	2,905	2,720
Provision for risk on payroll taxes	(123)	(90)	(51)
Accrued expenses to be paid to the tax authorities - CIR 2013 to 2015	—	—	(1,584)
Restructuring expenses	(1,096)	—	—
Impairment of tax loss carry back	—	(333)	—
Waiver of CIR 2017 claim	—	—	(640)
CIR provision	—	(1,804)	(137)
IPO costs and follow‑on offering	(323)	(2,881)	(952)
Total other operating expenses	(1,541)	(5,108)	(3,364)
Other operating income (expenses)	(1,475)	(2,202)	(644)

During 2021, other operating income are mainly composed of  :

(i)

The progress of discussions with the French tax authorities concerning the tax credit for the years 2013 to 2015 (see Note 12, “Provisions”). As a result, a reversal of the provision for tax risks on the CIR for the years 2013 to 2015, for €1.5 million, was recorded against an accrued expense of €1.6 million;

(ii)

The progress of exchanges with the French tax authorities concerning the CIR for the year 2017 (see Note 12, “Provisions”). As a result, a reversal of a provision for tax risk on the CIR for fiscal year 2017, in the amount of €0.9 million, and a waiver of a receivable for €0.6 million have been recorded;

(iii)

The full impairment of the carry back receivable recorded at December 31, 2020 for €0.3 million has been reversed in full and a tax charge is also recognized for the same amount. Consequently, the net impact on the consolidated income statement is zero.

(iv)

Insurance costs relating to the Public Offering of Securities Insurance taken out in connection with the Company's initial public offering on the Nasdaq Global Market in July 2020 for an amount of €0.8 million over fiscal year 2021.

During 2020, other operating income were mainly composed of corrective claims for additional reimbursements of CIR with regard to the years from 2017 to 2019 for a total amount of €2.9 million, requested following the recent decision of the Council of State in July 2020 on the eligibility of subcontracting expenses. These corrective claims are presented in other operating income, as they resulted from a non-recurring event which is independent from the current activity of the Company.

The other operating expenses were mainly composed of:

(i)	additional provisions with regard to tax risk on CIR (See Note 12,” Provisions”):
-	an additional provision in the amount of €0.7 million related to the reassessment of the risk on the CIR for 2017 corresponds to the amount contested by the tax authorities at the date of these financial statements, i.e. €0.9 million;
-	an additional provision in the amount of €1.1 million related to the reassessment of the risk on the CIR for the periods from 2013 to 2015 from €0.4 million to €1.5 million.

(ii)

transaction costs relating to the Nasdaq Global Market IPO, which cannot be deducted from the premiums related to share capital, for €2.8 million (refer to Notes 1.3, “Significant events of 2019 and 2020” and 10.1, “Share capital”);

(iii)

Full depreciation of tax loss carry back receivable following the reception, on December 15, 2020, of a tax audit adjustment proposal rejecting 2017 deficits carry-back receivable booked by the Company (refer to Notes 6, “Other Non-Current Assets”and 12, “Provisions”)

During 2019, other operating income and expenses were mainly due to the Approval and implementation of a redundancy plan in the second half of 2019 following the termination of the systemic sclerosis (SSc) program in February 2019. The Company recorded an expense in a total amount of €1.1 million representing the costs incurred by Inventiva over the period. All costs were incurred in 2019.

Note 19. Financial Income and Expenses

	Year ended
	December 31,
(in thousands of euros)	2019	2020	2021
Income from cash and cash equivalents	157	226	57
Foreign exchange gains	18	40	5,421
Fair value variation gains / losses	—	1,791	—
Total financial income	175	2,057	5,478
Interest cost	(3)	(66)	(138)
Foreign exchange losses	(62)	(5,884)	(1,842)
Losses on change in fair value	—	—	(651)
Other financial expenses	(16)	(8)	(5)
Total financial expenses	(81)	(5,959)	(2,635)
Net financial income (loss)	93	(3,902)	2,842

For the year ended December 31, 2021, financial income mainly relates to foreign exchange gains related to bank accounts denominated in U.S.

Financial expenses mainly include foreign exchange losses related to the foreign currency short-term deposits and the change in fair value resulting from the settlement of three foreign currency forward sales contracts.

For the year ended December 31, 2020, financial income mainly relates to the change in the fair value of foreign currency forwards.

Foreign exchange losses are mainly due to bank accounts denominated in U.S. dollars for an amount of €2.7 million and short-term deposit accounts in U.S. dollars for an amount of €2.8 million, and are explained by the depreciation of the dollar against the euro since the IPO on the Nasdaq Global Market.

Note 20. Income Tax

The income tax rate applicable to the Company is the French corporate income tax rate, i.e. 26.5%, 28% and 31% for the years ending December 31, 2021, 2020 and 2019, respectively.

	Year ended
	December 31,
(in thousands of euros)	2019	2020	2021
Loss before tax	(30,218)	(33,619)	(49,271)
Theoretical tax rate	31%	28%	26.5%
Tax benefit at theoretical rate	9,368	9,413	13,057
Tax credits	1,330	2,143	1,078
Permanent differences	(21)	1,641	85
Other differences	(404)	(471)	(582)
Tax rate differences	—	—	(80)
Non recognition of deferred tax assets related to tax losses and temporary differences	(10,272)	(12,726)	(13,921)
Actual income tax benefit	—	—	(364)
of which
Current taxes	—	—	(364)
Deferred taxes	—	—	—
Effective tax rate	—	—	0.74%

Tax credits mainly include the CIR, non-taxable income, classified in other operating income (see Note 16, “Revenues and other income”).

Inventiva S.A faced a tax loss in the years ended December 31, 2021, 2020 and 2019. As the recoverability of these tax losses is not considered probable in subsequent periods due to the uncertainties inherent in the Company’s business, no deferred tax assets were recognized in the consolidated financial statements as of December 31, 2021, December 31, 2020 nor as of December 31, 2019.

Note 21. Commitments

21.1 Commitments related to operational activities

Commitments given - financial instruments pledged as collateral

At December 31, 2021, two pledges over cash, for a total amount of €1.7 million, were in place:

●	one pledge over cash of €0.7 million was granted by the Company on February 1, 2019, equivalent to 50% of the sum not covered by the indemnity to be received from the Abbott group under the Additional Agreement, and
●	one pledge over cash of €1.0 million was granted by the Company on January 6, 2021. Following the request for a deferral of payment on the payroll tax for fiscal years 2016 and 2017, the Company carried out a guarantee to the tax authorities, in the form of a bank guarantee from Crédit Agricole.

These pledges were granted as part of the surety provided by the Company to the French tax authorities in connection with its tax disputes, in the form of a €1.7 million bank guarantees from Crédit Agricole.

Commitments given – Contracts with Contract Research Organization (“CRO”) and Contract Manufacturing Organization (“CMO”)

•	Contract CRO with Spaulding

In December 2020, the Company entered into an agreement with Spaulding to conduct studies including the evaluation of the effect of multiple oral doses of lanifibranor and the assessment of the electrocardiogram parameters in healthy patients.

Following the amendment signed on April 1, 2021, the Company is committed to pay for the services rendered by the CRO for a total amount of USD 5.2 million.

As of December 31, 2021, the amount remaining to be paid is USD 0.5 million.

•	Contract CMO with Fisher Clinical Services

In March 2021, the Company entered into an agreement with Fisher Clinical Services to perform product packaging and distribution services for large-scale clinical studies, including Phase III studies in 25 countries around the world ( including 300 clinical centers).

The Company undertakes to pay for the services rendered by the CMO over the next 7 years for a total amount of €15 million.

As of December 31, 2021, the amount remaining to be paid is €14.2 million.

•	Contract CRO with Pharmaceutical Research Associates B.V. (“PRA”)

In April 2021, as part of the conduct of the Phase III clinical study in NASH, the Company has entered into an agreement, with retroactive effect in January 2021, with Pharmaceutical Research Associates Groupe B.V (“PRA”), acting as a CRO. The contract aims to support the regulatory approval of the product in adult patients in Europe and in the United States.

The Company is committed to pay the services rendered (directly and indirectly) by the CRO over the next 7 years for a total budget of €201.2 million.

As of December 31, 2021, the amount remaining to be paid under the contract is €191.1 million.

•	Contract CRO signed with United BioSource LLC

In September 2021, as part of the conduct of the Phase III clinical study for the treatment of NASH, the Company has entered into an agreement, with retroactive effect in April 2021, with United BioSource LLC (UBC), acting as a CRO. The contract aims to outsource the management of pharmacovigilance operations for the NATiV3 clinical study. The Company undertakes to pay the services rendered by the CRO over the period from the effect date to December 2028, for a total amount of €2.9 million.

As of December 31, 2021, the amount remaining to be paid is €2.8 million.

•	Contract CRO signed with Synexus Clinical Research GmbH

In October 2021, as part of the conduct of the Phase III Nash study, the Company entered into an agreement with Synexus Clinical Research GmbH, acting as a CRO. The purpose of the contract is to outsource the management a part of pharmacovigilance operations for the NATiV3 clinical study. The Company is committed to pay the services rendered by the CRO over the period from the effective date of the contract to December 2028, for a total amount of €7.1 million.

As of December 31, 2021, the total amount remaining to be paid under the contract is €7.1 million.

•	Contract CRO signed with Syneos Health Clinical Research Services, LLC

In March 2021, as part of the conduct of the Phase III Nash study, the Company entered into an agreement with Syneos Health Clinical Research, acting as a CRO. The purpose of the contract is to assess certain pharmacokinetic parameters of lanifibranor. The Company is committed to pay the services rendered by the CRO over the period from the effective date of the contract until the end of the study, which is scheduled for the beginning of the second half of 2023, for a total amount of USD 7 million.

As of December 31, 2021, the total amount remaining to be paid under the contract is USD 4.4 million.

•	Contract signed with Corden Pharma Chenôve SAS

On January 1st, 2020, as part of the conduct of the Phase III NATiV3 study, the Company entered into an agreement with Corden Pharma; a CMO. The purpose of the contract is to produce the active ingredients for clinical batches of lanifibranor for the NATiV3 study. The Company is committed to pay the services rendered by the CRO over the period from the effective date of the contract to December 31, 2026, for a total amount of €5.6 million.

As of December 31, 2021, the total amount remaining to be paid under the contract is €1.9 million.

•	Contract CRO signed with Delpharm Reims

In On December 16, 2020 , as part of the conduct of the Phase III NATiV3 study, the Company entered into an agreement with Delpharm Reims. The purpose of the contract is to formulate the active ingredient of the lanifibranor clinical trial batches for the NATiV3 study. The Company is committed to pay the services rendered by the CRO over the period from the effective date of the contract to December 15, 2027, for a total amount of €3.7 million.

As of December 31, 2021, the total amount remaining to be paid under the contract is €3 million.

Commitments given – Service Agreement

•	Service agreement with Echosens

On September 21, 2021, the Company entered into an agreement with Echosens to lease FibroScan in order to equip the clinical sites opened for the Phase III study. The Company has committed to pay a minimum amount of €1.7 million over the next 4 years. This commitment corresponds to a contractual minimum and can be reevaluated depending the needs of sites opened for the Phase III study.

As of December 31, 2021, the total amount remaining to be paid under this contract is €1.7 million.

Commitments received - agreements concerning the provision of facilities

●	Agreement with Novolyze

On October 13, 2015, the Company signed a contract to make its premises and facilities available to Novolyze for a 36-month period beginning October 19, 2015. Pursuant to an amendment signed on October 19, 2016, the monthly rent was increased to €5 thousand as from November 1, 2017, with an annual rate of increase of 2%. The end of the contract is planned on October 19, 2021. As of December 31, 2021, the total commitment received amounted to €73 thousand and commitments relating to future payments amounted to €150 thousand.

●	Agreement with Genoway

On November 4, 2015, the Company signed a contract to make its premises and facilities available to Genoway for a three-year period beginning December 1, 2015. After several tacit renewals, the contract finally expired on June 9, 2021. The guarantees related to this contract has been reimbursed to Genoway and there are no longer commitments as of December 31, 2021.

●	Agreement with Synthecob

On March 21, 2016, the Company signed a contract to make its research equipment and services available to the company Synthecob for a two-year period beginning April 1, 2016. Pursuant to an amendment signed on January 1, 2017, the monthly rent was increased to €2.4 thousand until March 30, 2018 and then to €2.5 thousand. It was increased again to €2.7 thousand as from September 1, 2018. Therefore, as of December 31, 2021, the total commitment received amounted to €33 thousand and commitments relating to future payments amounted to €67 thousand.

21. 2 Commitments related to financing activities

As of December 31, 2021, the Company has no further commitments related to financing activities. On December 31, 2020, the Company had two forward currency sales contracts for a total amount of USD 60 million to protect its business against exchange rate fluctuations between the euro and the dollar. On May 14, 2021, the forward sales contracts expired. The settlement of the forward sales contracts has the following impact on the consolidated financial statements as of December 31, 2021:

-

A decrease in other current assets of €1.8 million compared to December 31, 2020 corresponding to the fair value of the contracts (see Note 8, “Trade receivables and other current assets and receivables”);

-	A gain of €1.1 million in cash resulting from the favorable position of the Company's contracts at maturity date;
-	A net expense of €0.7 million on the change in fair value in financial income (see Note 19, “Financial income and expenses”).

Note 22. Related-Party Transactions

No significant new transactions occurred within the Group’s related parties for the 2021 period.

The table below sets out the compensation awarded to the members of the executive team (including the executive and corporate officers) that was recognized in expenses for the years ended December 31, 2019, 2020 and 2021.

	Year ended
	December 31,
(in thousands of euros)	2019	2020	2021
Short-term benefits	1,366	1,669	1,517
Post-employment benefits	66	77	92
Other long-term benefits	—	—	—
End-of-contract indemnities	—	—	—
Share-based payment	280	259	907
Net total	1,712	2,005	2,516

ISLS Consulting, whose Chairman Jean-Louis Junien was a Company director until May 27, 2019, received €169  thousand for the year ended in December 31, 2019, related to a consulting contract with the Company.

Note 23. Basic and Diluted Loss Per Share

Basic earnings (loss) per share are calculated by dividing net income (loss) attributable to owners of the Company by the weighted average number of ordinary shares outstanding during the period.

	Year ended
	December 31,
(in thousands of euros)	2019	2020	2021
Net loss for the period	(30,218)	(33,619)	(49,635)
Weighted average number of outstanding shares used for computing basic/diluted loss per share	23,519,897	33,874,751	39,168,152
Basic/diluted loss per share (in €)	(1.28)	(0.99)	(1.27)

As the Company recorded a loss in 2019, 2020 and 2021, diluted earnings (loss) per share are identical to basic earnings (loss) per share. Share-based payment plans (BSAs, BSPCEs and AGAs) are not included as their effects would be anti-dilutive.

Note 24. Financial Risk Management

Through its business activities, the Company is exposed to various types of financial risk: foreign exchange risk, credit risk and liquidity risk.

Foreign exchange risk

On July 15, 2020, the Company closed its initial public offering on the Nasdaq Global Market for aggregate gross proceeds of USD 107.7 million and, in 2021, raised funds pursuant to its "At-The-Market" program for aggregate gross proceeds of approximately USD 31.9 million (see Note 1.2, "Significant events of 2021"). The nature of the company exposure to the foreign exchange risk has changed as a significant part of its liquidity are denominated in US dollars.

The Company decided not to immediately convert the entire cash obtained through the capital increase into euros,  as some of that cash will be used to cover expenses denominated in US dollars over the coming years. Nevertheless, the Company incurs the majority of its expenses in euros and some of its USD cash resources may therefore have to be converted into euros in order to meet its business needs, thereby exposing the Company to foreign exchange risk.

Until May 14, 2021, three foreign currency forward contracts were in place for a total amount of USD 60 million to protect the value of the Company's dollar-denominated investments against exchange rate fluctuations between the euro and the dollar. As these contracts have expired, the Company's financial position could be further affected by adverse fluctuations in the exchange rate between the euro and the dollar, which are difficult to predict.

However, the Company has taken the appropriate steps to ensure that hedging instruments can be put in place at any time to protect its activities against exchange rate fluctuations, whenever it deems necessary and in accordance with its investment policy.

The table below shows, at December 31, 2021, the sensitivity analysis of the Company's assets dominated in US Dollar under the reasonable assumption of a variation of 5% based on the exchange rate at the closing date, to which the Company is exposed:

		Impact of a 5%
	Fair Value as of	change in
(in thousands of euros)	December 31, 2021	fair value
Cash and cash equivalents dominated in US Dollar	41,276	(1,966)
Short-term deposit accounts dominated in US Dollar	8,829	(420)

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

Liquidity risk

Liquidity risk management aims to ensure that the Company disposes of sufficient liquidity and financial resources to be able to meet present and future obligations.

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

At the date of approval of these consolidated financial statements, the Company considers it will be able to finance its activities until the first quarter of 2023 (see Note 3.26 “Going concern” for more details).

Note 25. Events After the Reporting Date

Receipt of a €4 million milestone payment from AbbVie following the initiation of the Phase IIb study for Cedirogant

On January 31, 2022, the Company announced the receipt of a €4.0 million milestone payment from AbbVie, following the enrollment of the first psoriasis patient in the ongoing Phase IIb clinical study with Cedirogant (ABBV-157)1, an oral RORy reverse agonist jointly discovered by Inventiva and AbbVie for the treatment of autoimmune diseases.

This milestone payment is recognized as revenue over 2021, as the enrolment of the first patient took place in November 2021 (see Note 16, “Revenues and other income”).

Service Agreement with Summit Clinical Services LLC ("Summit")

In February 2022, as part of the conduct of the Phase III Nash study, the Company entered into a service contract with Summit. The purpose of the contract is to obtain Summit's services to increase the speed of recruitment of volunteers for the NATiV3 clinical trial and to increase their commitment to this clinical trial, in order to avoid mid-trial defections. The Company agreed to pay for the services rendered by Summit over the entire period from the effective date of the contract to March 2029, for a minimum amount of USD 4.3 million. If the Company requests Summit to extend the services rendered, this amount may increase by approximately USD 1.6 million.