Form 20-F
period 2022-12-31
Inventiva S.A.
filed 2023-03-30
CIK 1756594

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

Ordinary shares: 42,134,169 shares outstanding as of December 31, 2022

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

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Emerging growth company ☒

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F, or annual report, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on our management’s beliefs and assumptions and on information currently available to our management. All statements other than present and historical facts and conditions contained in this annual report, including statements regarding our future results of operations and financial positions, business strategy, plans and our objectives for future operations, are forward-looking statements. When used in this annual report, the words “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “intend,” “is designed to,” “may,” “might,” “plan,” “will,” “would,” “potential,” “predict,” “objective,” “should,” or the negative of these and similar expressions identify forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

●	our plans to develop and commercialize our product candidates;
●	the timing of initiation of our planned clinical trials;
●	the timing of the availability of data from our clinical trials;
●	the timing of any planned investigational new drug, or IND, application or new drug application, or NDA;
●	our plans to research, develop and commercialize our current and future product candidates;
●	our ability to successfully cooperate with existing partners or enter into new partnerships, and to fulfill our obligations under any such partnership agreements;
●	our ability to potentially enter into a partnership with a third party for the development and commercialization of odiparcil;
●	the clinical utility, potential benefits and market acceptance of our product candidates;
●	our commercialization, marketing and manufacturing capabilities and strategy;
●	our ability to identify additional products or product candidates with significant commercial potential;
●	our expectations related to the sufficiency of our capital resources;
●	developments and projections relating to our competitors and our industry;
●	the impact of government laws and regulations;
●	the effects of the COVID-19 pandemic on our business and, operations and clinical development timelines and plans;
●	our intellectual property position;
●	our estimate regarding future revenue, expenses, capital requirements and need for additional financing;
●	unfavorable conditions in our industry, the global economy or global supply chain, including financial and credit market fluctuations, international trade relations, political turmoil, natural catastrophes, warfare (such as the conflict involving Russia and Ukraine), and terrorist attacks; and
●	other risks and uncertainties, including those listed in this annual report under the caption “Risk Factors.”

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

Summary Risk Factors

●	We are a clinical-stage company with no approved products and no historical product revenues, which makes it difficult to assess our future prospects and financial results.
●	We have incurred significant losses since our inception and anticipate that we will continue to incur significant losses for the foreseeable future.
●	We will require substantial additional funding, which may not be available to us on acceptable terms, or at all.
●	Our recurring losses raise substantial doubt as to its ability to continue as a going concern.
●	We are heavily dependent on the success of our product candidate lanifibranor. We cannot give any assurance that our development and regulatory plans for lanifibranor, including with respect to our recent amendments to the clinical trial protocol for lanifibranor, will be successful.
●	We cannot give any assurance that any product candidate, or any other compounds in development, will successfully complete clinical trials, receive regulatory approval or be commercialized.
●	The regulatory approval processes of the U.S. Food and Drug Administration, or FDA, the European Medicines Agency, or EMA, the Chinese National Medical Products Administration, or NMPA, and other comparable regulatory authorities are lengthy, time consuming and inherently unpredictable.
●	Results of earlier studies and trials as well as data from any interim analysis of ongoing clinical trials may not be predictive of future trial results.
●	We have conducted, and continue to conduct, clinical trials, including our NASH lanifibranor Phase III, or NATiV3 trial, in various jurisdictions and geopolitical events, such as the conflict between Russia and Ukraine have delayed and could delay in the future the initiation, enrollment and completion of our clinical trials on anticipated timelines or at all.
●	We may not realize the benefits expected through the license and collaboration agreement with Chia Tai Tianqing Pharmaceutical Group, Co., LTD., or CTTQ, and the license and collaboration agreement could have adverse effects on our business.
●	We currently have no marketing and sales organization. To the extent any of our product candidates for which we maintain commercial rights is approved for marketing, if we are unable to establish marketing and sales capabilities or enter into agreements with third parties to market and sell our product candidates, we may not be able to effectively market and sell any product candidates or generate product revenues.

●	We face significant competition for our drug discovery and development efforts, and if we do not compete effectively, our commercial opportunities will be reduced or eliminated.
●	We may encounter substantial delays in our clinical trials or we may fail to demonstrate safety and efficacy to the satisfaction of applicable regulatory authorities.
●	We rely completely on third parties to manufacture our pre-clinical and clinical drug supplies and we intend to rely on third parties to produce commercial supplies of any approved product candidate.
●	Voting control with respect to our company is concentrated in the hands of Frédéric Cren, our Chief Executive Officer, Pierre Broqua, our Deputy Chief Executive Officer and Chief Scientific Officer, and our significant shareholders and affiliates, who will continue to be able to exercise significant influence on us.
●	We are a French public limited company, and the rights of shareholders in companies subject to French corporate law differ in material respects from the rights of shareholders of corporations incorporated in the United States.

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

We are a clinical-stage biotechnology company and we have not yet generated any revenue from product sales. Pharmaceutical product development is a highly speculative undertaking and involves a substantial degree of uncertainty. Our operations to date have been limited to developing our technology and undertaking clinical trials of our product candidates lanifibranor and odiparcil, and pre-clinical and clinical studies of other compounds in development. Lanifibranor is in clinical development and has not been approved for sale and we may never have any product approved for commercialization. We decided to focus our clinical efforts on the development of lanifibranor and suspend our clinical efforts relating to odiparcil, and we are reviewing available options to optimize potential further development of odiparcil for the treatment of MPS VI and may seek a third-party partner to help pursue any potential development and commercialization of odiparcil. We have not yet demonstrated an ability to overcome many of the risks and uncertainties frequently encountered by companies in new and rapidly evolving fields, particularly in the pharmaceutical area. Consequently, the ability to predict our future operating results or business prospects is more limited than if we had a longer operating history or approved products on the market.

Our ability to generate revenue from product sales and achieve and maintain profitability depends on our ability, alone or with any future partners, to successfully complete the development of, and obtain the regulatory approvals necessary to commercialize, lanifibranor, odiparcil and any additional product candidates that we may pursue in the future. Currently, lanifibranor is our only product candidate in clinical development. Our prospects, including our ability to finance our operations and generate revenue from product sales, therefore will depend substantially on the development and commercialization of lanifibranor, as other programs in our pre-clinical portfolio are still in earlier stages of development. Since our inception in 2011, the majority of our revenue has been derived from our reliance on research partnerships unrelated to lanifibranor, and we do not anticipate generating revenue from product sales for the next several years, if ever. Our ability to generate revenue from product sales depends heavily on our or any future partners’ success in:

●	timely and successful completion of clinical development of lanifibranor, our current clinical-stage product candidate, or any future product candidates;
●	obtaining and maintaining regulatory and marketing approvals for lanifibranor and any future product candidates for which we or our partners successfully complete clinical trials;
●	launching and commercializing any product candidates for which we or our partners obtain regulatory and marketing approval by establishing a sales force, marketing and distribution infrastructure or, alternatively, cooperating with a commercialization partner;
●	obtaining coverage and adequate reimbursement from government and third-party payors for our current or any future product candidates, if approved, both in the United States and internationally, and reaching acceptable agreements with foreign government and third-party payors on pricing terms;
●	developing, validating and maintaining a commercially viable, sustainable, scalable, reproducible and transferable manufacturing process for lanifibranor or any future product candidates that are compliant with current good manufacturing practices, or cGMP;
●	establishing and maintaining supply and manufacturing relationships with third parties that can provide an adequate amount and quality of drugs and services to support our planned clinical development, as well as the market demand for lanifibranor and any future product candidates, if approved;
●	obtaining market acceptance, if and when approved, of lanifibranor or any future product candidates as a viable treatment option by physicians, patients, third-party payors and others in the medical community;
●	effectively addressing any competing technological and market developments;
●	implementing additional internal systems and infrastructure, as needed;
●	negotiating favorable terms in any partnership, licensing or other arrangements into which we may enter, and performing our obligations pursuant to such arrangements;
●	maintaining, protecting and expanding our portfolio of intellectual property rights, including patents, trade secrets and know-how;
●	avoiding and defending against third-party interference or infringement claims; and
●	attracting, hiring and retaining qualified personnel.

We have incurred significant losses since our inception and anticipate that we will continue to incur significant losses for the foreseeable future. We have never generated any revenue from product sales and may never achieve or maintain profitability.

We have incurred significant operating losses since our inception in 2011. We incurred net losses of €54.3 million, €49.6 million and €33.6 million for the years ended December 31, 2022, 2021 and 2020, respectively. We expect to continue to incur significant expenses and increasing operating losses for the foreseeable future. We have devoted substantially all of our efforts to acquisition and pre-clinical and clinical development of our product candidates, as well as to building our intellectual property portfolio, research programs, management team and infrastructure. It could be several years, if ever, before we or our partners have a commercialized product and our commercialized products, if any, may not be profitable. The net losses we incur may fluctuate significantly from quarter to quarter and year to year. We anticipate that our expenses will increase significantly in connection with our ongoing activities as we:

●	continue the ongoing and planned clinical development of lanifibranor;
●	initiate pre-clinical studies and clinical trials with respect to our other development programs;
●	develop, maintain, expand and protect our intellectual property portfolio;
●	manufacture, or have manufactured, clinical and commercial supplies of our product candidates;
●	seek marketing approvals for our current and future product candidates that successfully complete clinical trials;
●	establish a sales, marketing and distribution infrastructure to commercialize any product candidate for which we may obtain marketing approval;
●	hire additional administrative, clinical, regulatory and scientific personnel; and
●	incur additional costs associated with operating as a public company in the United States following the completion of our initial public offering.

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

We will require substantial additional funding, which may not be available to us on acceptable terms, or at all, and failure to obtain this necessary capital when needed may force us to delay, limit or terminate our product candidate development efforts or other operations. These factors raise substantial doubt regarding our ability to continue as a going concern.

As of December 31, 2022, we had €86.7 million of available cash and cash equivalents, consisting of cash and short-term deposit accounts that are liquid and easily convertible within 3 months without penalty or risk of change in value. We also had €1.0 million of short-term deposits that are considered by the Company as liquid and easily available.

The amount and timing of our future funding requirements will depend on many factors, including but not limited to:

●	the progress, costs, results of and timing of our ongoing and planned clinical trials;
●	our ability to reach milestones under our existing partnership arrangements, including our partnership with Chia Tai Tianqing Pharmaceutical Group, Co., LTD., or enter into additional partnership agreements that would generate milestone payments, licensing fees or other sources of income;
●	the willingness of the FDA, EMA, NMPA and other comparable regulatory authorities to accept the clinical trials and pre-clinical studies and other work from us or our partners as the basis for review and approval of product candidates;
●	the outcome, costs and timing of seeking and obtaining regulatory approvals from the FDA, EMA and other comparable regulatory authorities;
●	the need for additional or expanded pre-clinical studies and clinical trials beyond those that we envision conducting with respect to our current and future product candidates;
●	the success of our current partners, including CTTQ, and any future partners, and the economic and other terms of any licensing, cooperation or other similar arrangements into which we may enter;
●	the number of product candidates and indications that we pursue;
●	the timing and costs associated with manufacturing our product candidates for clinical trials and pre-clinical studies and, if approved, for commercial sale;
●	the timing and costs associated with establishing sales and marketing capabilities;
●	market acceptance of any approved product candidates;
●	the costs of acquiring, licensing or investing in additional businesses, products, product candidates and technologies;
●	the cost to maintain, expand and defend the scope of our intellectual property portfolio, including the amount and timing of any payments we may be required to make, or that we may receive, in connection with licensing, filing, prosecution, defense and enforcement of any patents or other intellectual property rights;
●	our need and ability to hire additional management, development and scientific personnel; and
●	our need to implement additional internal systems and infrastructure, including financial and reporting systems.

As of the date hereof, we estimate, given our current cost structure and our projected expenditure commitments, to be able to finance our activities until the end of the fourth quarter of 2023. This estimate is based on our current business plan and excludes any potential milestones payable to or by us and any additional expenditures related to the potential continued development of the odiparcil program or resulting from the potential in-licensing or acquisition of additional product candidates or technologies, or any associated development we may pursue. We may have based this estimate on assumptions that may prove to be incorrect and we may end up using our resources sooner than anticipated. Accordingly, our current cash position will not be sufficient to cover operating needs for at least the next 12 months. In order to cover our needs until March 2024, taking into account our current business plan, we estimate needing approximately an additional €20 million. These events and conditions indicate that a material uncertainty exists that may cast significant doubt on our ability to continue as a going concern and, therefore, we may be unable to realize our assets and discharge our liabilities in the normal course of business.

We expect to extend our financing horizon through:

●	sale of ADS under the ATM financing program, for a potential amount of up to $58.3 million until August 2, 2024;
●	raising additional financing through other public or private equity or debt offerings ;
●	receipt of the second tranche of the EIB loan for an amount of €25 million if we meet the conditions precedent for the availability of this second tranche; and
●	entering into strategic transactions such as business development partnerships and/or royalty deals.

Assuming the condition precedents for the release of the second tranche of the EIB loan are met, we plan to use proceeds from the second tranche for our preclinical and clinical pipeline, including to help fund part of our Phase III clinical trial of lanifibranor in patients with NASH. It cannot be guaranteed that the milestones provided for by us or our partners will be achieved or that the conditions precedent to the receipt of funds under the EIB loan will be met within the time limits provided, if at all.

We intend to seek additional capital to support our operating plan and continue our research and development efforts. Any potential financing could take the form of indebtedness, which would affect our financial structure, or a capital increase, which would result in a dilution of our shareholders, or a strategic transaction. However, we may not be able to secure additional financing on a timely basis, on favorable terms or at all. If we are unable to obtain funding on a timely basis, we may be required to significantly curtail, delay or discontinue one or more of our research or development programs or the commercialization of any approved product or be unable to expand our operations or otherwise capitalize on our business opportunities, as desired, which could impair our growth prospects. If we are unable to continue as a going concern, we may have to liquidate our assets and may receive less than the value at which those assets are carried on our financial statements, and it is likely that investors will lose all or a part of their investment. Further, the perception that we may be unable to continue as a going concern may impede our ability to pursue any potential strategic opportunities or operate our business due to concerns regarding our ability to discharge our contractual obligations. Any additional fundraising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to develop and, if approved, commercialize our product candidates. In addition, our ability to raise necessary financing could be impacted by the continuing effects of the COVID-19 pandemic on market conditions in addition to market impacts as a result of geopolitical events, including relating to Russia's invasion of Ukraine.

Raising additional capital may cause dilution to our existing shareholders, restrict our operations or require us to relinquish rights to our product candidates or technologies.

We may seek additional funding through a combination of equity offerings, debt financings, partnerships and/or licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect the rights of our shareholders. For example, at the general shareholder meeting of January 25, 2023, our shareholders delegated the authority to our board of directors to increase our share capital by issuance of ordinary shares or securities giving access to our share capital. The incurrence of additional indebtedness and/or the issuance of certain equity securities could result in increased fixed payment obligations and could also result in certain additional restrictive covenants, such as limitations on our ability to incur additional debt and/or issue additional equity, limitations on our ability to acquire or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. For example, on November 28, 2022 we issued 2,266,023 warrants, representing approximately 5.4% of our share capital outstanding as of that date, to the European Investment Bank, or EIB, as a condition to access to the first tranche of €25 million under the finance contract with the EIB, and one of the conditions to potentially accessing the second tranche of €25 million under the finance contract is to issue additional warrants. The number of warrants to be issued to EIB will be determined based on (i) the aggregate amount raised by us through one or more equity offerings, or through upfront or milestone payments, from the date of the finance contract to the time of the disbursement of the relevant tranche, and (ii) the average price per share paid for our shares in its most recent qualifying equity offering. In addition, issuance of additional equity securities, or the possibility of such issuance, may cause the market price of our ordinary shares or ADSs to decline. In the event that we enter into partnerships and/or licensing arrangements in order to raise capital, we may be required to accept unfavorable terms, including relinquishing or licensing to a third party on unfavorable terms our rights to technologies or product candidates that we otherwise would seek to develop or commercialize ourselves or potentially reserve for future potential arrangements when we might be able to achieve more favorable terms. Additional funding may not be available to us on acceptable terms, or at all. If we are unable to obtain funding on a timely basis, we may be required to significantly curtail one or more of programs or cease operations altogether.

In addition, we have issued, and may in the future issue additional, equity securities as consideration for business development transactions, which may also dilute our existing shareholders’ or holders of our ADSs ownership interests. In August 2021, we filed a shelf registration statement on Form F-3, or the Shelf Registration Statement, pursuant to which we may offer and sell ordinary shares, ADSs representing ordinary shares and warrants to purchase ordinary shares or ADSs for aggregate gross sale proceeds of up to $300.0 million, of which we may offer and sell up to $100.0 million from time to time pursuant to an “At-The-Market” sales agreement we entered into in August 2021 with Jefferies LLC, as agent, subject to the terms and conditions described in the sales agreement and SEC rules and regulations. We raised $30 million in gross proceeds through that program in September 2021, $1.9 million in October 2021, and €9.4 million in June 2022. If we make further sales under our “At-The-Market” offering program or the Shelf Registration Statement, or otherwise the sales could dilute our shareholders, reduce the price of our ordinary shares or ADSs, or impede our ability to raise future capital.

Furthermore, as part of our policy to incentive our managers, directors and employees and in order to attract and retain qualified personnel, we have issued and granted to our managers, directors and employees equity warrants ("BSAs"), warrants to subscribe for founder's shares ("BSPCEs") and free shares ("AGAs").

As of the date of this disclosure, the exercise of all the dilutive instruments outstanding granted and not yet exercised, representing 3,851,923 underlying shares, would result in a dilution of approximately 9.1% based on a share capital of €421,341.69 as of March 1, 2023.

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

We do not have any drugs that have received regulatory approval and may never be able to develop marketable products. We expect that a substantial portion of our efforts and expenses for the foreseeable future will be devoted to the clinical development of lanifibranor, and as a result, our business currently depends heavily on the successful development, regulatory approval and commercialization of this product candidate. The development of lanifibranor has been and will continue to be a time-consuming and costly process, and may leave us with insufficient resources to advance other programs. In 2020, we decided to focus our clinical efforts on the development of lanifibranor and suspend our clinical efforts relating to odiparcil. In addition, we previously entered into a partnership with AbbVie for the development of cedirogant, which ended in October 2022 when AbbVie decided to stop the development of cedirogant following the analysis of a nonclinical toxicology study.

We cannot be certain that lanifibranor will receive regulatory approval or be successfully commercialized, even if we receive regulatory approval. The research, testing, manufacturing, safety, efficacy, labeling, approval, sale, marketing and distribution of our product candidates are, and will remain, subject to comprehensive regulation by the FDA in the United States, the European Union and EMA in Europe and regulatory authorities in other countries, with regulations differing from country to country. For example, the changes that we announced in January 2023 to our clinical development plan for lanifibranor for the treatment of NASH may not meet our expectations of being beneficial to the overall development program and may not result in an approvable New Drug Application, whether by accelerated or full approval. While we have reduced the number of biopsies and trial duration of NATIV3, enrollment delays may not have the trial complete earlier than originally planned, particularly relative to other NASH therapies in development that may become commercially available during the conduct of our NATIV3 trial and our planned Phase 3 trial in patients with NASH and compensated cirrhosis. Moreover, any cost efficiencies that we hoped to gain by having confirmation of efficacy in Part 2 of NATIV3 will now be borne by a separate clinical trial in NASH and compensated cirrhosis, such that it may ultimately take longer and cost more to get approved, if at all. In addition, while the protocol amendments, submitted to the FDA in January 2023, are designed to align with the FDA’s public communication suggesting that an alternative approach to seek full approval in patients with NASH could be considered upon submission of positive results of a Phase III trial using a histology surrogate endpoint in patients with NASH and a Phase III clinical outcome trial in patients with NASH and compensated cirrhosis, there can be no assurance that the protocol amendments will result in an approvable New Drug Application. Although the FDA has not objected to the January 2023 protocol amendments, its guidance during a consultation preceding the submission of the protocol amendments was to continue NATiV3 as planned prior to the protocol amendments. In addition, our partner CTTQ may not be successful in developing and seeking regulatory approval for lanifibranor and/or effectively commercializing approved products, if any.

We will not be permitted to market our drug candidates in the United States or Europe until we receive approval of an NDA from the FDA or a marketing authorization application, or MAA, from the European Commission (based on the positive opinion of the EMA), respectively. We have not submitted any marketing applications for any of our product candidates. NDAs and MAAs must include extensive preclinical and clinical data and supporting information to establish the drug candidate’s safety and effectiveness for each desired indication. NDAs and MAAs must also include significant information regarding the chemistry, manufacturing and controls for the drug. Obtaining approval of a NDA or a MAA is a lengthy, expensive and uncertain process, and we may not be successful in obtaining approval. We have received a fast track and breakthrough therapy designation from the FDA for the development of lanifibranor for the treatment of NASH. In September 2021, the FDA decided that this designation also encompasses the treatment of NASG with compensated cirrhosis. While the fast track designation for lanifibranor in NASH permits close and regular contact between us and the FDA, the FDA and the EMA review processes can take more than one year to complete and approval is never guaranteed. If we submit an NDA to the FDA, the FDA must decide whether to accept or reject the submission for filing, before even reviewing the scientific basis. Regulators of other jurisdictions, such as the EMA, have their own procedures for approval of drug candidates. Failure to obtain regulatory approval for lanifibranor or odiparcil in the United States, Europe or other jurisdictions by us or our potential partners will prevent us from commercializing and marketing lanifibranor or odiparcil in such jurisdictions.

Even if we or any of our partners were to successfully obtain approval from the FDA, EMA, NMPA and comparable foreign regulatory authorities for our product candidates, any approval might contain significant limitations related to use restrictions for specified age groups, warnings, precautions or contraindications, or may be subject to burdensome post-approval study or risk management requirements. Furthermore, even if we or our current or  future partners obtain regulatory approval for lanifibranor or odiparcil, we will still need to develop a commercial infrastructure, or otherwise develop relationships with partners to commercialize, establish a commercially viable pricing structure and obtain coverage and adequate reimbursement from third-party payors, including and government healthcare programs. If we, or our current or future partners, are unable to successfully commercialize lanifibranor or odiparcil, we may not be able to generate sufficient revenue to continue our business.

We may seek accelerated approval from FDA and conditional authorization from EMA if our Phase III NATiV3 trial of lanifibranor for NASH is successful at the 72-week endpoint, but even if granted, accelerated approval and conditional authorization require completion of the trial to obtain full approval.

If the data from our ongoing NATiV3 Phase III clinical trial of lanifibranor for NASH are positive, we intend to seek approval under the FDA’s accelerated approval pathway and the EMA’s conditional authorization pathway. A product may be eligible for accelerated approval if it treats a serious or life-threatening condition, generally provides a meaningful advantage over available therapies, and demonstrates an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit. As a condition of approval, the FDA may require that a sponsor of a product receiving accelerated approval perform adequate and well-controlled post-marketing clinical trials. These confirmatory trials must be completed with due diligence. In addition, the FDA currently requires as a condition for accelerated approval pre-approval of promotional materials, which could adversely impact the timing of the commercial launch of the product. Even if we do receive accelerated approval or conditional authorization, we may not experience a faster development or regulatory review or approval process, and receiving accelerated approval does not provide assurance of ultimate full FDA or EMA approval.

Due to our limited resources and access to capital, we must and have in the past decided to prioritize development of certain product candidates; these decisions may prove to have been wrong and may adversely affect our revenues.

Because we have limited resources and access to capital to fund our operations, we must decide which product candidates to pursue and the amount of resources to allocate to each. As such, we are currently primarily focused on the development of lanifibranor. Our decisions concerning the allocation of research, partnership, management and financial resources toward particular compounds, product candidates or therapeutic areas may not lead to the development of viable commercial products and may divert resources away from better opportunities. For example, in 2020 we decided to focus our clinical efforts on the development of lanifibranor. As part of this decision, we suspended our clinical efforts relating to odiparcil. In addition, we previously committed resources to pursuing the development of lanifibranor for the treatment of patients with systemic sclerosis, or SSc, through clinical trials. However, following the results of a Phase IIb clinical trial of lanifibranor for the treatment of SSc, we ceased development of lanifibranor in this indication in February 2019. Similarly, our potential decisions to delay, terminate or partner with third parties in respect of certain product development programs, including regarding the suspension of our development of odiparcil, may also prove not to be optimal and could cause us to miss valuable opportunities. In addition, we previously entered into a partnership with AbbVie for the development of cedirogant, which ended in October 2022 when AbbVie decided to stop the development of cedirogant following the analysis of a nonclinical toxicology study. If we make incorrect determinations regarding the market potential of our product candidates or misread trends in the pharmaceutical industry, our business, financial condition and results of operations could be materially adversely affected.

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

The clinical and commercial success of lanifibranor , as well as our other product candidates and compounds in development will depend on a number of factors, including the following:

●	the timely completion of pre-clinical studies and clinical trials by us and our partners;
●	our and our partners’ ability to demonstrate the safety and efficacy of our product candidates to the satisfaction of the relevant regulatory authorities;
●	whether we or our partners are required by the FDA or other regulatory authorities to conduct additional pre-clinical studies or clinical trials, and the scope and nature of such studies or trials, prior to approval to market our products;
●	the timely receipt of necessary marketing approvals from the FDA, the EMA, the NMPA and other comparable regulatory authorities, including pricing and reimbursement determinations;
●	the ability to successfully commercialize our product candidates, if approved, for marketing and sale by the FDA, the EMA, the NMPA or other comparable regulatory authorities, whether alone or in partnership with others;

●	our ability and the ability of our third party manufacturing partners to manufacture quantities of our product candidates at quality levels necessary to meet regulatory requirements and at a scale sufficient to meet anticipated demand at a cost that allows us to achieve profitability;
●	our and our partners’ success in educating health care providers and patients about the benefits, risks, administration and use of our product candidates, if approved;
●	acceptance of our product candidates, if approved, as safe and effective by patients and the healthcare community;
●	the achievement and maintenance of compliance with all regulatory requirements applicable to our product candidates;
●	the maintenance of an acceptable safety profile of our products following any approval;
●	the availability, perceived advantages, relative cost, relative safety, and relative efficacy of alternative and competitive treatments;
●	our and our partners’ ability to obtain and sustain coverage and an adequate level of pricing or reimbursement for our products by third party payors;
●	our and our partner’s ability to enforce successfully the intellectual property rights for our product candidates and against the products of potential competitors; and
●	our and our partner’s ability to avoid or succeed in third party claims, including patent infringement claims, and patent interference, reexamination, post grant review, derivation, and opposition proceedings, and other proceedings at the USPTO and foreign patent offices.

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

The regulatory approval processes of the FDA, the EMA,the NMPA and other comparable regulatory authorities are lengthy, time consuming and inherently unpredictable, and if we are ultimately unable to obtain regulatory approval for our product candidates, our business will be substantially harmed.

The time required to obtain approval by the FDA, the EMA, the NMPA and other comparable regulatory authorities is unpredictable but typically takes many years following the commencement of clinical trials and depends upon numerous factors, including the substantial discretion of the regulatory authorities. In addition, approval policies, regulations, or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions. To date, substantially all of our clinical development has been conducted outside the United States.

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

Our product candidates could fail to receive regulatory approval for many reasons, including the following:

●	the FDA, the EMA or other comparable regulatory authorities may disagree with the design or implementation of our clinical trials, including the changes to our clinical development plan for lanifibranor for the treatment of NASH, as announced in January 2023;
●	we or our partners may be unable to demonstrate to the satisfaction of the FDA, the EMA, the NMPA or other comparable regulatory authorities that a product candidate is safe and effective for its proposed indication;
●	the results of clinical trials may not meet the level of statistical significance required by the FDA, the EMA, the NMPA or other comparable regulatory authorities for approval;
●	we or our partners may be unable to demonstrate that a product candidate’s clinical and other benefits outweigh its safety risks;
●	the FDA, the EMA, the NMPA or other comparable regulatory authorities may disagree with our or our partners’ interpretation of data from pre-clinical studies or clinical trials;
●	the data collected from clinical trials of our product candidates may not be sufficient to support the submission of an NDA or other submission or to obtain regulatory approval in the United States, Europe or elsewhere;
●	the FDA, the EMA, the NMPA or other comparable regulatory authorities may fail to approve the manufacturing processes or facilities of third-party manufacturers with which we contract for clinical and commercial supplies or such processes or facilities may not pass a pre-approval inspection; and the approval policies or regulations of the FDA, the EMA, the NMPA or other comparable regulatory authorities may change or differ from one another significantly in a manner rendering our clinical data insufficient for approval.

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

We have not previously submitted an NDA, an MAA, or any similar drug approval filing to the FDA, the EMA, the NMPA or any comparable regulatory authority for any product candidate, and we cannot be certain that any of our product candidates will be successful in clinical trials or receive regulatory approval. Further, our product candidates may not receive regulatory approval even if they are successful in clinical trials. Even if we successfully obtain regulatory approvals to market one or more of our product candidates, our revenues will be dependent, to a significant extent, upon the size of the markets in the territories for which we gain regulatory approval and have commercial rights or share in revenues from the exercise of such rights. If the markets for patient subsets that we are targeting are not as significant as we estimate, we may not generate significant revenues from sales of such products, if approved.

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

If the FDA, the EMA, the NMPA or any other comparable regulatory authority approves any of our product candidates, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion and recordkeeping for the product will be subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, registration requirements and continued compliance with current good manufacturing practices, or cGMPs, and good clinical practices, or GCPs, for any clinical trials that we conduct post-approval. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with our third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in, among other things:

●	restrictions on the marketing or manufacturing of the product, withdrawal of the product from the market, or voluntary product recalls;
●	fines, untitled or warning letters or holds on clinical trials;
●	refusal by the FDA, the EMA, NMPA or any other comparable regulatory authority to approve pending applications or supplements to approved applications filed by us, or suspension or revocation of product approvals;
●	product seizure or detention, or refusal to permit the import or export of products; and
●	injunctions or the imposition of civil or criminal penalties.

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

In addition, the policies of the FDA, the EMA, the NMPA and other comparable regulatory authorities may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained, which would adversely affect our business, prospects and ability to achieve or sustain profitability.

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

We may experience delays in our ongoing clinical trials and we do not know whether planned clinical trials will begin on time, need to be redesigned, enroll patients on time or be completed on schedule, if at all. We previously experienced such delays with the initiation of our recently completed Phase IIb clinical trial of lanifibranor in patients with NASH and our Phase 1b/II clinical trial of odiparcil in a pediatric population with MPS VI, as well as delays in our plans to report data related to each of these trials. For example, the recruitment and screening of new patients for the Phase II trial of lanifibranor in Non-Alcoholic Fatty Liver Disease, or NAFLD, was temporarily suspended due to the COVID-19 pandemic, and the trial results are now expected by the middle of the second quarter of 2023, as opposed to the first half of 2022 as initially expected. In 2022, due to the Russian invasion in Ukraine, we determined to put recruitment for our NATiV3 clinical trial of lanifibranor in Ukraine on hold and to remove all of the planned sites in Russia from the trial, which, together with higher than originally projected screen failure rate resulting in slower than anticipated enrollment rate, contributed to a delay in patient enrollment. In addition, clinical trials can be delayed for a variety of reasons, including delays related to:

●	obtaining regulatory approval to commence a trial;
●	reaching agreement on acceptable terms with prospective contract research organizations, or CROs, and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;
●	obtaining Institutional Review Board, or IRB, or ethics committee approval at each site;
●	obtaining regulatory concurrence on the design and parameters for the trial;
●	obtaining approval for the designs of our clinical development programs for each country targeted for trial enrollment;
●	recruiting suitable patients to participate in a trial, which may be impacted by the number of competing trials that are enrolling patients;
●	having patients complete a trial or return for post-treatment follow-up;
●	clinical sites deviating from trial protocol or dropping out of a trial;
●	adding new clinical trial sites;

●	manufacturing sufficient quantities of product candidate or obtaining sufficient quantities of comparator drug for use in clinical trials;
●	the availability of adequate financing and other resources; or
●	the COVID-19 pandemic and related responses and measures.

We could encounter delays if a clinical trial is suspended or terminated by us, by the IRBs or ethics committees of the institutions in which such trials are being conducted, by the data and safety monitoring board for such trial or by the FDA, the EMA, the NMPA or other comparable regulatory authorities. A suspension or termination may be imposed due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA, the EMA, the NMPA or other comparable regulatory authorities resulting in the imposition of a clinical hold, safety issues or adverse side effects, failure to demonstrate a benefit from using a drug, changes in governmental regulations or administrative actions, manufacturing issues or lack of adequate funding to continue the clinical trial. For example, it is possible that safety issues or adverse side effects could be observed in our trials for lanifibranor in NASH, which could result in a delay, suspension or termination of those trials. If we experience delays in the completion of, or termination of, any clinical trial of our product candidates, the commercial prospects of our product candidates will be harmed, and our ability to generate product revenues from any of these product candidates will be delayed. For example, we decided to focus our clinical efforts on the development of lanifibranor. As part of this decision, we suspended our clinical efforts relating to odiparcil. In addition, any delays in completing our clinical trials will increase our costs, slow down our product candidate development and approval process and jeopardize our ability to commence product sales and generate revenues. Any of these occurrences may harm our business, financial condition and prospects significantly. In addition, many of the factors that cause or lead to a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates.

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

Enrollment and retention of patients in clinical trials is an expensive and time-consuming process and could be made more difficult or rendered impossible by multiple factors outside our control, including difficulties in identifying NASH patients and significant competition for recruiting NASH patients in clinical trials.

Identifying and qualifying patients to participate in our clinical trials is critical to our success. We have in the past and may in the future encounter delays in enrolling, or be unable to enroll, a sufficient number of patients to complete any of our clinical trials, and even once enrolled we may be unable to retain a sufficient number of patients to complete any of our trials. In particular, as a result of the inherent difficulties in diagnosing NASH, the significant competition for recruiting NASH patients in clinical trials, and the higher than originally projected screen failure rate resulting in slower than anticipated enrollment rate, we experienced delays in recruiting patients with NASH for our completed trial of lanifibranor in that indication and in recruiting patients for our NATiV3 clinical trial of lanifibranor. While we amended the protocol for the NATiV3 trial in part to potentially accelerate enrollment, there can be no assurance that the protocol amendments will have the desired effect, and we or our potential future partners may be unable to enroll the patients we need to complete NATiV3 or other potential future clinical trials on a timely basis, or at all. As a result, we may be unable to attain previously announced anticipated timing milestones with respect to clinical or regulatory development of lanifibranor. Enrollment challenges could be exacerbated if the FDA or EMA require us or our partners to conduct pivotal trials of lanifibranor in larger patient populations than we anticipate.

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

We initiated the NATiV3 trial of lanifibranor in NASH in the second half of 2021 and a combination trial with lanifibranor and empagliflozin in patients with NASH and Type 2 Diabetes (“T2D”) in the second half of 2022. Subject to the implementation and effect of measures currently being reviewed and implemented to accelerate the enrollment rate, the last patient first visit for the ongoing NATiV3 trial is now targeted for the second half of 2023 and the publication of the topline results of the NATiV3 trial for the second half of 2025. As of March 27, 2023, 369 clinical sites are activated. We are continuing to experience delays in the NATiV3 trials, primarily due to a higher than originally projected screen failure rate resulting in slower than anticipated enrollment rate. In addition, we continue to see slower than predicted site activation, screening and enrollment due to negative impacts from the COVID-19 pandemic and we continue to be unable to conduct clinical trial activities at sites located in Ukraine, following our determination in 2022 to put recruitment for our NATiV3 clinical trial in Ukraine on hold and to remove all of the planned sites in Russia from the trial due to the Russian invasion of Ukraine. Furthermore, we face strong competition for enrollment from competitors who are conducting ongoing clinical trials in NASH, such as Madrigal, Intercept Pharmaceuticals, Novo Nordisk, and Akero Therapeutics. As of the date of this report, more than 70 Phase I, II and III clinical trials enrolling patients with NASH are listed on the clinicaltrials.gov website. These competitors could obtain marketing authorization in the indications targeted by us, which could have a negative impact on the recruitment and retention of patients randomized to the placebo group. Moreover, certain patients could prefer to undergo treatment that has obtained a marketing authorization rather than participate or continue their participation in an ongoing clinical study with the possibility of being assigned to the placebo-controlled part.

We are developing certain of our product candidates in combination with other therapies, and safety or supply issues with combination use products may delay or prevent development and approval of our therapeutic candidates.

We are developing certain of our product candidates in combination with one or more approved or investigational therapies. Even if any product candidate we or our partners develop were to receive marketing approval or be commercialized for use in combination with other existing therapies, we would continue to be subject to the risks that the FDA, the EMA, the NMPA or similar foreign regulatory authorities could revoke approval of the therapy used in combination with our product or that safety, efficacy, manufacturing or supply issues could arise with any of those existing therapies. If the therapies we use in combination with our product candidates are replaced as the standard of care for the indications we choose for any of our product candidates, the EMA, the FDA, the NMPA or similar foreign regulatory authorities outside may require us to conduct additional clinical trials. The occurrence of any of these risks could result in our own products, if approved, being removed from the market or being less successful commercially.

We or our partners also may evaluate our product candidates in combination with one or more therapies that have not yet been approved for marketing by the FDA, the EMA, the NMPA or similar foreign regulatory authorities. We will not be able to market and sell any product candidate we develop in combination with an unapproved therapy if that unapproved therapy does not ultimately obtain marketing approval. In addition, unapproved therapies face the same risks described with respect to our product candidates currently in development, including the potential for serious adverse effects, delay in their clinical trials and lack of FDA, EMA, or NMPA approval.

If the FDA, the EMA, the NMPA or similar foreign regulatory authorities do not approve these other therapies or revoke their approval of, or if safety, efficacy, manufacturing, or supply issues arise with, the therapies we or our partners choose to evaluate in combination with our product candidates, we may be unable to obtain approval of or market any such product candidate.

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

The EMA, FDA, NMPA and other regulatory agencies actively enforce the laws and regulations prohibiting the promotion of drugs for off-label uses. If we or our partners are found to have improperly promoted off-label use, we may become subject to significant liability.

The EMA, the FDA, the NMPA and other regulatory agencies strictly regulate the promotional claims that may be made about prescription drug products, such as our product candidates, if approved. In particular, a product may not be promoted for uses that are not approved by the EMA, the FDA, the NMPA or such other regulatory agencies as reflected in the product’s approved labeling. For example, if we receive marketing approval for lanifibranor for NASH, physicians, in their professional medical judgment, may nevertheless prescribe the drug product to their patients in a manner that is inconsistent with the approved label. If we are found to have promoted such off-label use, we may become subject to significant liability under the U.S. federal Food, Drug, and Cosmetic Act, or FDCA, and other statutory authorities, such as laws prohibiting false claims for reimbursement. The federal government has levied large civil and criminal fines against companies for alleged improper promotion and has enjoined several companies from engaging in off-label promotion. The FDA has also requested that companies enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed. If we or our partners cannot successfully manage the promotion of our products, if approved, we could become subject to significant liability, which would harm our reputation and negatively impact our financial condition.

Even if any of our product candidates are commercialized, they may not be accepted by physicians, healthcare payors, patients or the medical community in general, and may also become subject to market conditions that could harm our business.

Even if we or our partners obtain regulatory approval for one or more of our product candidates, the product may not gain market acceptance or prevalent usage among physicians, healthcare payors, patients and the medical community, which is critical to commercial success. Our current product candidates both treat diseases which may not frequently be identified by physicians. For example, because various co-morbidities often confound the diagnosis of NASH and NASH diagnosis currently requires liver biopsy, many physicians may not be trained to identify or treat NASH specifically, which could lead to limited prescribing of lanifibranor even if the product candidate obtains regulatory approval and is commercialized. Market acceptance of any product candidate for which we or our partners receive approval depends on a number of factors, including:

●	the efficacy and safety as demonstrated in clinical trials;
●	the timing of market introduction of the product candidate as well as competitive products;
●	the clinical indications for which the product candidate is approved and physician and medical community awareness of and familiarity with such indications;
●	acceptance by physicians, the medical community and patients of the product candidate as a safe and effective treatment;
●	with respect to lanifibranor, the perception of peroxisome proliferator-activated receptor, or PPAR, agonists as a class of drugs;
●	the convenience of prescribing and initiating patients on the product candidate;
●	the potential and perceived advantages of such product candidate over alternative treatments;

●	the cost of treatment in relation to alternative treatments, including any similar generic treatments;
●	pricing and the availability of coverage and adequate reimbursement by third-party payors;
●	relative convenience and ease of administration;
●	the prevalence and severity of adverse side effects; and
●	the effectiveness of sales and marketing efforts.

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

We currently do not have a marketing or sales organization for the marketing, sales and distribution of pharmaceutical products. In order to independently commercialize any product candidates that receive marketing approval and for which we maintain commercial rights, we would have to build marketing, sales, distribution, managerial and other non-technical capabilities or make arrangements with third parties to perform these services, and we may not be successful in doing so. Factors that may inhibit our efforts to commercialize our products on our own include:

●	our inability to recruit, train and retain adequate numbers of effective sales and marketing personnel;
●	the inability of sales personnel to obtain access to physicians, educate physicians about patients for whom our product candidates may be appropriate treatment options and attain adequate numbers of physicians to prescribe any drugs;
●	the inability of reimbursement professionals to negotiate arrangements for formulary access, reimbursement, and other acceptance by payors;
●	restricted or closed distribution channels that make it difficult to distribute our products to segments of the patient population;
●	the lack of complementary medicines to be offered by sales personnel, which may put us at a competitive disadvantage relative to companies with more extensive product lines; and
●	unforeseen costs and expenses associated with creating an independent sales and marketing organization.

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

Even if we obtain and maintain approval for our current and future product candidates from the FDA, we or our partners may nevertheless be unable to obtain approval for our product candidates outside of the United States, which would limit our market opportunities and could harm our business.

Approval of a product candidate in the United States by the FDA does not ensure approval of such product candidate by regulatory authorities in other countries or jurisdictions, and approval by one foreign regulatory authority does not ensure approval by regulatory authorities in other foreign countries or by the FDA. If approved, sales of lanifibranor and any future product candidate outside of the United States will be subject to foreign regulatory requirements governing clinical trials and marketing approval. Even if the FDA grants marketing approval for a product candidate, comparable regulatory authorities of foreign countries also must approve the manufacturing and marketing of the product candidate in those countries. Approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from, and more onerous than, those in the United States, including additional pre-clinical studies or clinical trials. In many countries outside the United States, a product candidate must be approved for reimbursement before it can be approved for sale in that country. In some cases, the price that we or our partners intend to charge for any product candidates, if approved, is also subject to approval. Obtaining approval for lanifibranor or any future product candidate in the European Union from the European Commission following the opinion of the EMA or in other foreign jurisdictions, if we or our partners choose to submit a marketing authorization application there, would be a lengthy and expensive process. Even if a product candidate is approved, the FDA, the EMA, the NMPA or other foreign regulatory authorities, as the case may be, may limit the indications for which the drug may be marketed, require extensive warnings on the drug labeling or require expensive and time-consuming additional clinical trials or reporting as conditions of approval.

Obtaining foreign regulatory approvals and compliance with foreign regulatory requirements could result in significant delays, difficulties and costs for us or our partners and could delay or prevent the introduction of lanifibranor or any future product candidate in certain countries.

Further, clinical trials conducted in one country may not be accepted by regulatory authorities in other countries. Also, regulatory approval for lanifibranor or any future product candidate may be withdrawn. If we or our partners fail to comply with the regulatory requirements, our target market will be reduced and our ability to realize the full market potential of lanifibranor or any future product candidate will be negatively impacted, and our or our partners’ business, prospects, financial condition and results of operations could be harmed.

Coverage and reimbursement decisions by third-party payors may have an adverse effect on pricing and market acceptance.

There is significant uncertainty related to third-party coverage and reimbursement of newly approved drugs. To the extent that we retain commercial rights following clinical development, we would seek approval to market our product candidates in the United States, the European Union and other selected jurisdictions. Market acceptance and sales of our product candidates, if approved, in both domestic and international markets will depend significantly on the availability of coverage and adequate reimbursement from third-party payors for any of our product candidates and may be affected by existing and future healthcare reform measures. Government authorities and other third-party payors, such as private health insurers and health maintenance organizations, decide which drugs they will cover and establish payment levels. We cannot be certain that coverage and adequate reimbursement will be available for any of our product candidates, if approved. We cannot guarantee that we will be able to obtain price levels and reimbursement rates as high as those granted to other products that may be approved for the treatment of NASH, particularly because these products may have a different therapeutic approach from those developed by us. Also, we cannot be certain that reimbursement policies will not reduce the demand for any of our product candidates, if approved. If reimbursement is not available or is available on a limited basis for any of our product candidates, if approved, we or our partners may not be able to successfully commercialize any such product candidate. Reimbursement by a third-party payor may depend upon a number of factors, including, without limitation, the third-party payor’s determination that use of a product is:

●	a covered benefit under its health plan;
●	safe, effective and medically necessary;
●	appropriate for the specific patient;
●	cost-effective; and

●	neither experimental nor investigational.

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

The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or collectively the Affordable Care Act, substantially changed the way healthcare is financed by both the government and private insurers, and significantly impacts the U.S. pharmaceutical industry. The Affordable Care Act, among other things: (1) increased the minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program and expanded rebate liability from fee-for-service Medicaid utilization to include the utilization of Medicaid managed care organizations as well; (2) established a branded prescription drug fee that pharmaceutical manufacturers of branded prescription drugs must pay to the federal government; (3) expanded the list of covered entities eligible to participate in the 340B drug pricing program by adding new entities to the program; (4) established a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 70% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D; (5) extended manufacturers’ Medicaid rebate liability to covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations; (6) expanded eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to additional individuals and by adding new mandatory eligibility categories for individuals with income at or below 133% of the federal poverty level, thereby potentially increasing manufacturers’ Medicaid rebate liability; (7) created a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for certain drugs and biologics, including our product candidates, that are inhaled, infused, instilled, implanted or injected; (8) established a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research; (9) established a Center for Medicare and Medicaid Innovation at the Centers for Medicare & Medicaid Services, or CMS, to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drug spending; and (10) created a licensure framework for follow-on biologic products. There have been judicial, Congressional, and executive branch challenges to certain aspects of the Affordable Care Act. In addition, there have been a number of health reform measures by the Biden administration that have impacted the Affordable Care Act. For example, on August 16, 2022, President Biden signed the Inflation Reduction Act of 2022, or IRA, into law, which among other things, extends enhanced subsidies for individuals purchasing health insurance coverage in Affordable Care Act marketplaces through plan year 2025. The IRA also eliminates the “donut hole” under the Medicare Part D program beginning in 2025 by significantly lowering the beneficiary maximum out-of-pocket cost and creating a new manufacturer discount program. It is possible that the Affordable Care Act will be subject to judicial or Congressional challenges in the future. It is unclear how such challenges and the healthcare reform measures of the Biden administration will impact the Affordable Care Act and our business. We continue to evaluate the Affordable Care Act and its possible repeal and replacement, as the extent to which any such changes may impact our business or financial condition remains uncertain.

Other legislative changes have been proposed and adopted since the Affordable Care Act was enacted. These changes include aggregate reductions to Medicare payments to providers of up to 2% per fiscal year pursuant to the Budget Control Act of 2011 and subsequent laws, which began in 2013 and, due to subsequent legislative amendments to the statute, including the BBA, and the Infrastructure Investment and Jobs Act, will remain in effect until 2031 unless additional Congressional action is taken. Under current legislation, the actual reduction in Medicare payments will vary from 1% in 2022 to up to 4% in the final fiscal year of this sequester. Additionally, on March 11, 2021, President Biden signed the American Rescue Plan Act of 2021 into law, which eliminates the statutory Medicaid drug rebate cap, currently set at 100% of a drug’s average manufacturer price, for single source and innovator multiple source drugs, beginning January 1, 2024. New laws may result in additional reductions in Medicare and other healthcare funding, which may adversely affect customer demand and affordability for our products and, accordingly, the results of our financial operations.

Also, there has been heightened governmental scrutiny recently over the manner in which drug manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drug products. For example, at the federal level, in July 2021, the Biden administration released an executive order, “Promoting Competition in the American Economy,” with multiple provisions aimed at prescription drugs. In response to Biden’s executive order, on September 9, 2021, HHS released a Comprehensive Plan for Addressing High Drug Prices that outlines principles for drug pricing reform and sets out a variety of potential legislative policies that Congress could pursue as well as potential administrative actions HHS can take to advance these principles. In addition, the IRA, among other things, (1) directs HHS to negotiate the price of certain single-source drugs and biologics covered under Medicare and (2) imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation. These provisions will take effect progressively starting in fiscal year 2023, although they may be subject to legal challenges. It is currently unclear how the IRA will be implemented but is likely to have a significant impact on the pharmaceutical industry. Further, the Biden administration released an additional executive order on October 14, 2022, directing HHS to submit a report within 90 days on how the Center for

Medicare and Medicaid Innovation can be further leveraged to test new models for lowering drug costs for Medicare and Medicaid beneficiaries.

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

We face strong competitors who are conducting ongoing clinical trials, such as Madrigal, Intercept Pharmaceuticals, Novo Nordisk, Akero Therapeutics. As of the date of this report, more than 70 Phase I, II and III clinical trials enrolling patients are listed on the clinicaltrials.gov website. These competitors could obtain marketing authorization in the indications targeted by us, which could have a negative impact on the recruitment and retention of patients randomized to the placebo group. Moreover, certain patients could prefer to undergo treatment that has obtained a marketing authorization rather than participate or continue their participation in an ongoing clinical study with the possibility of being assigned to the placebo-controlled part. Intercept Pharmaceuticals announced its accelerated marketing authorization filing for ocaliva with the FDA for the treatment of NASH in December 2022. The EU marketing authorisation for ocaliva for the treatment of advanced fibrosis was withdrawn in December 2021.

In December 2022, Madrigal Pharmaceuticals announced positive results from their Phase III clinical trial and is expected to submit their Accelerated Marketing Authorization Application to the US FDA in 2023. Novo Nordisk is also conducting a Phase III clinical study for the treatment of NASH with their lead molecule semaglutide, which is already marketed for the treatment of type 2 diabetes and obesity. Akero Therapeutics announced positive results from their Phase IIb clinical study in 2022 and are expected to initiate a Phase III clinical study in 2023 while other companies, including 89Bio, Altimmune, AstraZeneca, Lilly, GNM Bio, NorthSea, Terns, Viking, BMS, BI, Pfizer, Regeneron, Gilead Sciences, have drug candidates for the treatment of NASH that are in less advanced clinical or preclinical development stages.

ERT is the standard of care for the treatment of MPS with current therapies being marketed by BioMarin Pharmaceuticals, Inc., Takeda, Sanofi Genzyme, Shire Plc and Ultragenyx Pharmaceuticals, Inc. Additional ERTs, as well as gene therapy approaches to treating MPS, are in various stages of pre-clinical and clinical development.

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

Part of our business strategy involves seeking partnerships from time to time with other organizations or companies, such as our exclusive license and collaboration agreement with CTTQ and potentially a partnership with respect to potential further development of odiparcil. The strong competition between market participants like us who seek such partners could affect our negotiating power and the terms under which we may be able to find a partner if at all. We cannot assure that we will be able to enter into partnerships as and when needed, and if we are unable to enter into development and commercial partnerships and/or sales and marketing arrangements on acceptable terms or timing, or at all, we may be unable to successfully develop and seek regulatory approval for our product candidates and/or effectively market and sell approved products, if any.

Our product candidates may cause undesirable side effects or have other properties that could delay or prevent their regulatory approval, limit the commercial profile of an approved label, or result in significant negative consequences following marketing approval, if any.

Results of our trials could reveal a high and unacceptable severity and prevalence of certain side effects. In such an event, our or our partners’ trials could be suspended or terminated and the FDA, the EMA, the NMPA or comparable regulatory authorities could order us to cease further development of or deny approval of our product candidates for any or all targeted indications. The drug-related side effects could affect patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims. Any of these occurrences may harm our business, financial condition and prospects significantly.

If one or more of our product candidates receives marketing approval, and we or others later identify undesirable side effects caused by such products, a number of potentially significant negative consequences could result, including:

●	regulatory authorities may withdraw approvals of such product;
●	regulatory authorities may require additional warnings on the label;
●	we may be required to create a medication guide outlining the risks of such side effects for distribution to patients;
●	we could be sued and held liable for harm caused to patients; and
●	our reputation may suffer.

Any of these events could prevent us or our partners from achieving or maintaining market acceptance of the particular product candidate, if approved, and could significantly harm our business, results of operations and prospects.

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

Our business could be adversely affected by health epidemics in regions where we have concentrations of clinical trial sites or other business operations, and could cause significant disruption in the operations of third-party manufacturers, CROs or partners, including our partner CTTQ, which is located in China, upon whom we rely. We have implemented various measures, including work-from-home policies to address and minimize the impact of the various waves of COVID-19 on our employees, partners and customers and to support their health and safety while promoting business continuity. The effects of executive orders and our work-from-home policies may negatively impact productivity, disrupt our business and delay our clinical programs and timelines, the magnitude of which will depend, in part, on the length and severity of the restrictions and other limitations on our ability to conduct our business in the ordinary course.

These and similar, and perhaps more severe, disruptions in our operations could negatively impact our business, operating results and financial condition.

Quarantines, shelter-in-place and similar government orders, or the perception that such orders, shutdowns or other restrictions on the conduct of business operations could occur, related to COVID-19 or other infectious diseases could impact our personnel and the personnel at partners, third-party research and manufacturing facilities in the United States, the European Union, China and other countries. We are working closely with our staff and contractors to manage our supply chain activities and to mitigate potential disruptions in product supply due to the Covid-19 pandemic. However, if the pandemic persists for an extended period of time and begins to impact critical distribution systems, we could experience disruptions in our supply chain and operations. The availability and cost of the products necessary for our activity could also be impacted, in particular for experimental drugs and drugs used as a basis for comparison for clinical trials.

In addition, our clinical trials have been and may continue to be affected by the COVID-19 pandemic, including the surge in COVID-19 cases in China at the end of 2022 and the beginning of 2023. Clinical site activation and patient enrollment have been and may continue to be delayed due to prioritization of hospital resources toward the COVID-19 pandemic. Due to delays in site activation, recruitment and screening of new patients, in addition to higher than anticipated screen failure rates, the results of the Phase II NAFLD trial of lanifibranor are now expected by the middle of the second quarter of 2023, as opposed to the first half of 2022 as initially expected. The COVID-19 pandemic also created a backlog in certain healthcare systems in 2021 and 2022, which made it more difficult for us to contract with potential clinical trial sites for the Phase IIa LEGEND trial of lanifibranor in combination with empagliflozin in patients with NASH and T2D. Some patients may not be able to comply with clinical trial protocols if quarantines impede patient movement or interrupt healthcare services. Similarly, our ability to recruit and retain patients and principal investigators and site staff who, as healthcare providers, may have heightened exposure to COVID-19 and adversely impact our clinical trial operations. Furthermore, changes in local regulations as part of a response to the COVID-19 outbreak may require us to change the ways in which our clinical trials are conducted, which may result in unexpected costs, or discontinue the clinical trials altogether especially in case of delays due to necessary interactions with local regulators, ethics committees and other important agencies and contractors triggered by limitations in employee resources or forced furlough of government employees. In addition, under our license and collaboration agreement with CTTQ, it is anticipated that CTTQ will either join our ongoing NATiV3 Phase III clinical trial of lanifibranor in NASH or undertake an independent study. Due to the surge in COVID-19 cases in China at the end of 2022 and the beginning of 2023, CTTQ may encounter delays in its participation in the NATiV3 Phase III clinical trial or in the initiation of an independent study. For these reasons, the COVID-19 crisis could still have a significant impact on the development of lanifibranor and in particular on the Phase III clinical trial in NASH.

Furthermore, changes in local regulations as part of a response to the COVID-19 pandemic may require us or our partners to change the ways in which its clinical trials are conducted or to change partners, which may result in unexpected costs, or the discontinuation of clinical trials altogether, especially if delays are due to necessary interactions with local regulators, ethics committees and other important agencies and contractors. To date, we have not experienced delays in the timing of our interactions with regulatory authorities. However, we could be affected by such delays, for example, due to the absence of regulatory authority personnel, their inability to conduct the in-person inspections required for regulatory approval or the diversion of efforts and attention of regulatory authorities to COVID-19. Finally, we could face the refusal of the EMA or the FDA to accept data from clinical trials conducted in geographical areas affected by the pandemic.

Although the impact of COVID-19 on our business and operations have been limited so far, the impact from the global pandemic continues to rapidly evolve. Given the general disruption of global health care systems and other risks and uncertainties associated with the pandemic, the extent to which COVID-19 may affect our activity and clinical trials will depend on future developments, which cannot be predicted with certainty, such as the final geographic distribution of the disease, its duration, restrictions on travel, the progress of vaccination and the social distancing measures in the European Union, the United States, China and other countries, business closures or disruptions and the effectiveness of measures taken in these countries. In addition, the extent of the negative impact of this epidemic on the financial markets and on our share price is unknown at this time.

Risks Related to Our Reliance on Third Parties

We may not be successful in establishing development and commercialization partnerships, including with respect to odiparcil, which could adversely affect, and potentially prohibit, our ability to develop our product candidates.

Developing pharmaceutical products, conducting clinical trials, obtaining regulatory approval, establishing manufacturing capabilities and marketing approved products are expensive. Accordingly, we have sought and may in the future seek to enter into partnerships with companies that have more resources and experience. For example, in September 2022, we entered into an exclusive license and collaboration agreement with CTTQ to develop and commercialize lanifibranor in Mainland China, Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan. In situations where we enter into a development and commercial partnership arrangement for a product candidate, we may also seek to establish additional partnerships for development and commercialization in territories outside of those addressed by the first partnership arrangement for such product candidate. If we are unable to enter into any additional development and commercial partnerships and/or sales and marketing arrangements on acceptable terms, or at all, we may be unable to successfully develop and seek regulatory approval for our product candidates and/or effectively market and sell approved products, if any.

In 2020, we decided to focus our clinical efforts on the development of lanifibranor and suspend our clinical efforts relating to odiparcil. In the future, we may partner with third-party partners for the development and commercialization of odiparcil or other product candidates. If we are unable to obtain a partner for odiparcil or any of our product candidates, we may be unable to advance the development of odiparcil which could have a negative impact on our business, results of operations, financial condition and growth prospects. Even if we are able to establish such a partnership, there can no assurance that such partnership will be successful. If we partner with a third party for development and commercialization of odiparcil, we can expect to relinquish some or all of the control over the potential success of odiparcil to the third party. We will likely have limited control over the amount and timing of resources that our partners dedicate to the development or commercialization of odiparcil, or any other product candidate. Our ability to generate revenues from these arrangements will depend on our partners’ abilities and efforts to successfully perform the functions assigned to them in these arrangements. Partnerships involving odiparcil, or our other product candidates, could pose numerous risks to us, including the following:

●	partners have significant discretion in determining the efforts and resources that they will apply to these partnerships and may not perform their obligations as expected;
●	partners may deemphasize or not pursue development and commercialization of odiparcil or our other product candidates or may elect not to continue or renew development or commercialization programs based on clinical trial results, changes in the partners, strategic focus, including as a result of a sale or disposition of a business unit or development function, or available funding or external factors such as an acquisition that diverts resources or creates competing priorities;
●	partners may delay clinical trials, provide insufficient funding for a clinical trial program, stop a clinical trial or abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;
●	partners could independently develop, or develop with third parties, products that compete directly or indirectly with our product candidates if the partners believe that competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than ours;
●	a partner with marketing and distribution rights to multiple products may not commit sufficient resources to the marketing and distribution of our product relative to other products;
●	partners may not properly obtain, maintain, defend or enforce our intellectual property rights or may use our proprietary information and intellectual property in such a way as to invite litigation or other intellectual property related proceedings that could jeopardize or invalidate our proprietary information and intellectual property or expose us to potential litigation or other intellectual property related proceedings;

●	disputes may arise between the partners and us that result in the delay or termination of the research, development or commercialization of our product candidates or that result in costly litigation or arbitration that diverts management attention and resources;
●	partnerships may be terminated and, if terminated, may result in a need for additional capital to pursue further development or commercialization of the applicable product candidates;
●	partnership agreements may not lead to development or commercialization of product candidates in the most efficient manner or at all; and
●	if a partner of ours were to be involved in a business combination, the continued pursuit and emphasis on our drug development or commercialization program could be delayed, diminished or terminated.

We may not be successful in maintaining development and commercialization partnerships, and any partner may not devote sufficient resources to the development or commercialization of our product candidates or may otherwise fail in development or commercialization efforts, which could adversely affect our ability to develop certain of our product candidates and our financial condition and operating results.

The partnership arrangements that we have established, and any partnership arrangements that we may enter into in the future, may not ultimately be successful, which could have a negative impact on our business, results of operations, financial condition and growth prospects. It is also possible that a partner may not devote sufficient resources to the development or commercialization of our product candidate, decides to no longer consider the development or commercialization of a drug candidate as a priority, or may otherwise fail in development or commercialization efforts, in which event the development and commercialization of such product candidate could be delayed or terminated and our business could be substantially harmed. If we partner with a third party for development and commercialization of a product candidate, we can expect to relinquish some or all of the control of the future success of that product candidates to the third party. For example, we previously entered into a partnership with AbbVie for the development of cedirogant, which ended in October 2022 when AbbVie decided to stop the development of cedirogant following the analysis of a nonclinical toxicology study. In addition, we previously entered into a partnership with Boehringer Ingelheim, or BI, for the development of new treatments for idiopathic pulmonary fibrosis, which ended in November 2019 following BI’s decision to prioritize other products in its portfolio.

In addition, in September 2022, we entered into an exclusive license and collaboration agreement with CTTQ to develop and commercialize lanifibranor under which we granted CTTQ an exclusive right (i) to develop, import, export, use, manufacture, offer for sale, promote, market, distribute, sell and otherwise commercialize any pharmaceutical product containing lanifibranor and (ii) to develop and manufacture lanifibranor within Mainland China, Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan, in exchange for an upfront payment upon signing of the agreement, certain payments upon the achievement of specified development, regulatory and commercial milestones and specified royalty rights, if approved. CTTQ is expected to either join the ongoing Phase III NATiV3 clinical trial evaluating lanifibranor in NASH or conduct a stand-alone study. If CTTQ runs a successful stand-alone study of lanifibranor, we may have to relinquish all or part of the control over the future development and commercialization of lanifibranor in China to CTTQ.

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

We are subject to a number of additional risks associated with our dependence on partnerships with third parties, the occurrence of which could cause our partnership arrangements to fail. Conflicts may arise between us and partners, such as conflicts concerning the interpretation of clinical data, the achievement of milestones, the interpretation of financial provisions or the ownership of intellectual property developed during the partnership. If any such conflicts arise, a partner may have significantly greater financial and managerial resources on which to draw and could act in its own self-interest, which may be adverse to our best interests. Any such disagreement between us and a partner could result in one or more of the following, each of which could delay or prevent the development or commercialization of our product candidates, and in turn prevent us from generating sufficient revenues to achieve or maintain profitability:

●	reductions in the payment of royalties or other payments we believe are due pursuant to the applicable partnership arrangement; for example, at the end of January 2022, we received a milestone payment from AbbVie of €4 million following the inclusion of the first psoriasis patient in the Phase IIb clinical study with cedirogant (ABBV-157). However, following the termination of this partnership on October 28, 2022, we will not receive additional milestone payments under this partnership with AbbVie;
●	actions taken by a partner inside or outside our partnership which could negatively impact our rights or benefits under our partnership including termination of the partnership for convenience by the partner;
●	unwillingness on the part of a partner to keep us informed regarding the progress of its development and commercialization activities or to permit public disclosure of the results of those activities; or
●	a partner, as in the case of the partnership with Boehringer Ingelheim, may decide to terminate a partnership before the end of the contract in order to prioritize other products in its portfolio.

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

Regulatory authorities enforce these GCPs through periodic inspections of trial sponsors, investigators and clinical sites. If we, any of our CROs or any of the clinical sites or investigators fail to comply with applicable GCPs, the clinical data generated in our clinical trials may be deemed unreliable and the FDA, the EMA, the NMPA or comparable regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We cannot assure you that upon inspection by a given regulatory authority, such regulatory authority will determine that any of our clinical trials comply with GCP regulations. We also cannot assure you that our CROs, as well as the clinical sites and investigators, will perform our clinical trials in accordance with the applicable protocols as well as applicable legal and regulatory requirements and scientific standards, or report the results obtained in a timely and accurate manner. Furthermore, the operations of our CROs may be constrained or disrupted by the COVID-19 pandemic. In addition to GCPs, our clinical trials must be conducted with product produced under cGMP regulations. While we have agreements governing activities of our CROs, we have limited influence over the actual performance of our CROs as well as the performance of clinical sites and investigators. In addition, significant portions of the clinical trials for our product candidates are and will continue to be conducted outside of France, which makes it more difficult for us to monitor CROs as well as clinical sites and investigators and perform visits of our clinical sites, and requires us to rely heavily on CROs to ensure the proper and timely conduct of our clinical trials in accordance with the applicable protocols and compliance with applicable regulations, including GCPs. Failure to comply with applicable protocols and regulations in the conduct of the clinical trials for our product candidates may require us to repeat clinical trials, which would delay the regulatory approval process.

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

If, for any reason, we were to experience an unexpected loss of supply of our product candidates or placebo or comparator drug used in certain of our clinical trials, whether as a result of manufacturing, supply or storage issues or otherwise, we could experience delays, disruptions, suspensions or terminations of, or be required to restart or repeat, any pending or ongoing clinical trials. We do not currently have, nor do we plan to acquire, the infrastructure or capability internally to manufacture our pre-clinical and clinical drug supplies and we lack the resources and the capability to manufacture any of our product candidates on a clinical or commercial scale. The facilities used by our contract manufacturers or other third-party manufacturers to manufacture our product candidates are subject to the FDA’s, the EMA’s, the NMPA’s and other comparable regulatory authorities’ pre-approval inspections that will be conducted after we submit our NDA to the FDA or the required approval documents to any other relevant regulatory authority. In addition, such facilities are subject to regulatory inspections and investigations in the ordinary course of business. We do not control the implementation of the manufacturing process of, and are completely dependent on, our contract manufacturers or other third-party manufacturers for compliance with the cGMPs for manufacture of both active drug substances and finished drug products. If our contract manufacturers or other third-party manufacturers cannot successfully manufacture material that conforms to applicable specifications and the strict regulatory requirements of the FDA, the EMA, the NMPA or others, or if the operations of such manufacturers are impacted by regulatory investigations, we will not be able to secure and/or maintain regulatory approvals for our products manufactured at these facilities. In addition, we have no control over the ability of our contract manufacturers or other third-party manufacturers to maintain adequate quality control, quality assurance and qualified personnel. If the FDA, the EMA, the NMPA or other comparable regulatory authority finds deficiencies at these facilities for the manufacture of our product candidates or if it withdraws any approval because of deficiencies at these facilities in the future, we may need to find alternative manufacturing facilities, which would significantly impact our ability to develop, obtain regulatory approval for or market our product candidates, if approved. Further, our agreements with our contract and other third-party manufacturers generally limit these parties’ liability to us and we therefore may not be able to obtain reimbursement for losses or damages that we incur as a result of actions by such parties.

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

We may not realize the benefits expected through the license and collaboration agreement with CTTQ and the license and collaboration agreement could have adverse effects on our business.

In September 2022, we entered into an exclusive license and collaboration agreement with CTTQ, a corporation organized under the laws of China and subsidiary of Sino Biopharm. The purpose of the license and collaboration agreement is to develop and commercialize lanifibranor in Mainland China, Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan. Under the terms of the license and collaboration agreement, CTTQ has the sole right and is solely responsible for all aspects of the commercialization of the licensed products in the territory, subject to regulatory approval. The license and collaboration agreement provides that CTTQ will either join our ongoing NATiV3 Phase III clinical trial of lanifibranor in NASH or undertake an independent study. In connection with the license, CTTQ paid us an upfront payment and is obligated to make additional payments upon the achievement of certain development, regulatory and commercial milestones. In addition, subject to regulatory approval, CTTQ is obligated to pay to us tiered royalties based on incremental annual net sales by CCTQ. There is no assurance that any of the milestones will be achieved or that we will receive any milestone payments

Adverse changes in the economic and political policies relating to China or the surge in COVID-19 cases in China at the end of 2022 and the beginning of 2023 could have a material adverse effect on the expected benefits from this partnership. An escalation of trade tensions between the U.S. and China has resulted in trade restrictions that could harm our ability to participate in Chinese markets and numerous additional such restrictions have been threatened by both the Chinese and U.S. governments. We may find it impossible to comply with these or other conflicting regulations in the U.S., EMEA, France and China, which could make it difficult or impossible to realize the benefits from this partnership. Sustained uncertainty about, or worsening of, current global economic conditions and further escalation of trade tensions between the U.S. and its trading partners, especially China, could result in a global economic slowdown and long-term changes to global trade, including retaliatory trade restrictions that could further restrict our activities in China. Moreover, the surge in COVID-19 cases in China at the end of 2022 and the beginning of 2023 may cause delays in CTTQ’s potential participation in the NATiV3 Phase III clinical trial or in the initiation of a potential independent study.

In addition, the Chinese economic, legal, and political landscape differs from other countries in many respects, including the level of government involvement and regulation, control of foreign exchange and allocation of resources, and uncertainty regarding the enforceability and scope of protection for contractual and intellectual property rights. The Chinese government has exercised and continues to exercise substantial control over the Chinese economy through regulation and state ownership. The laws, regulations and legal requirements in China are also subject to frequent changes and the exact obligations under and enforcement of laws and regulations are often subject to unpublished internal government interpretations and policies which makes it challenging to ascertain compliance with such laws and, at times, enforcement of agreements.

Changes in political conditions in China and changes in the state of geopolitical relations are difficult to predict and could adversely affect the benefits under the license and collaboration agreement.

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

We currently depend on single-source suppliers for some of the components and materials used in lanifibranor. We cannot ensure that these suppliers will remain in business, have sufficient capacity or supply to meet our needs, or that they will not be purchased by one of our competitors or another company that is not interested in continuing to work with us. Our use of single-source suppliers of raw materials, components and finished goods exposes us to several risks, including:

●	delays to the development timelines for our product candidates;
●	interruption of supply resulting from modifications to or discontinuation of a supplier’s operations;
●	delays in product shipments resulting from uncorrected defects, reliability issues, or a supplier’s variation in a component;
●	a lack of long-term supply arrangements for key components with our suppliers;
●	inability to obtain adequate supply in a timely manner, or to obtain adequate supply on commercially reasonable terms;
●	difficulty and cost associated with locating and qualifying alternative suppliers for our components in a timely manner;
●	production delays related to the evaluation and testing of components from alternative suppliers, and corresponding regulatory qualifications;
●	delay in delivery due to our suppliers prioritizing other customer orders over ours;
●	damage to our reputation caused by defective components produced by our suppliers;
●	potential price increases; and
●	delays due to the COVID-19 pandemic or geopolitical events, including the pending conflict between Russia and Ukraine.

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

As the manufacturing processes are scaled up they may reveal manufacturing challenges or previously unknown impurities that could require resolution in order to proceed with our planned clinical trials and obtain regulatory approval for the commercial marketing of our products. In the future, we may identify manufacturing issues or impurities that could result in delays in the clinical program and regulatory approval for our products, increases in our operating expenses, or failure to obtain or maintain approval for our products. Our reliance on third-party manufacturers entails risks, including the following:

●	the inability to meet our product specifications, including product formulation, and quality requirements consistently;
●	a delay or inability to procure or expand sufficient manufacturing capacity;
●	manufacturing and product quality issues, including those related to scale-up of manufacturing;
●	costs and validation of new equipment and facilities required for scale-up;
●	a failure to comply with cGMP and similar quality standards;
●	the inability to negotiate manufacturing agreements with third parties under commercially reasonable terms;
●	termination or nonrenewal of manufacturing agreements with third parties in a manner or at a time that is costly or damaging to us;
●	the reliance on a limited number of sources, and in some cases, single sources for key materials, such that if we are unable to secure a sufficient supply of these key materials, we will be unable to manufacture and sell our product candidates in a timely fashion, in sufficient quantities or under acceptable terms;
●	the lack of qualified backup suppliers for those materials that are currently purchased from a sole or single source supplier;
●	operations of our third-party manufacturers or suppliers could be disrupted by conditions unrelated to our business or operations, including the bankruptcy of the manufacturer or supplier;
●	disruption of the distribution of chemical supplies between the U.K. and E.U. due to the United Kingdom exiting the European Union, or Brexit;
●	carrier disruptions or increased costs that are beyond our control; and
●	the failure to deliver our products under specified storage conditions and in a timely manner.

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

Our ability to obtain patent protection for our product candidates and other compounds in development is uncertain due to a number of factors, including:

●	we may not have been the first to make the inventions covered by pending patent applications or issued patents;
●	we may not have been the first to file patent applications for our product candidates or the compositions we developed or for their uses;
●	others may independently develop identical, similar or alternative products or compositions and uses thereof;
●	our disclosures in patent applications may not be sufficient to meet the statutory requirements for patentability;
●	any or all of our pending patent applications may not result in issued patents;
●	we may choose not to seek or obtain patent protection in countries that may eventually provide us a significant business opportunity;
●	any patents issued to us may not provide a basis for commercially viable products, may not provide any competitive advantages, or may be successfully challenged, narrowed, invalidated or circumvented by third parties;
●	our compositions and methods may not be patentable;
●	others may design around our patent claims to produce competitive products which fall outside of the scope of our patents; or
●	others may identify prior art or other bases which could invalidate our patents.

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

There is significant litigation in the pharmaceutical industry regarding patent and other intellectual property rights. While we are not currently subject to any pending intellectual property litigation, and are not aware of any such threatened litigation, we may be exposed to future litigation by third parties based on claims that our product candidates, technologies or activities infringe the intellectual property rights of others. If our development activities are found to infringe any such intellectual property rights, we may have to pay significant damages or seek licenses to such rights. For example, a patentee could prevent us from using the patented drugs or compositions. We may need to resort to litigation to enforce a patent issued to us, to protect our trade secrets, or to determine the scope and validity of third-party proprietary rights. From time to time, we may hire scientific personnel or consultants formerly employed by other companies involved in one or more areas similar to the activities conducted by us. Either we or these individuals may be subject to allegations of trade secret misappropriation or other similar claims as a result of prior affiliations. Even if we are successful in these proceedings, we may incur substantial costs and divert management time and attention in pursuing these proceedings, which could have a material adverse effect on us. If we are unable to avoid infringing the rights of others, we may be required to seek a license, defend an infringement action or challenge the validity of such rights in court, or redesign our products. Patent and other intellectual property litigation is costly and time consuming. We may not have sufficient resources to bring these actions to a successful conclusion. Any adverse ruling or perception of an adverse ruling in defending ourselves against these claims could have a material adverse impact on our cash position and the price of our ordinary shares or ADSs. Any legal action against us or our partners could lead to:

●	payment of substantial damages for past use of the asserted intellectual property and potentially treble damages, if we are found to have willfully infringed a party’s patent rights;
●	injunctive or other equitable relief that may effectively block our ability to further develop, commercialize, and sell our product candidates; or
●	us or our partners having to enter into license arrangements that may not be available on commercially acceptable terms, if at all, all of which could have a material adverse impact on our cash position and business and financial condition. As a result, we could be prevented from commercializing current or future product candidates.

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

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations, and intellectual property rights may not adequately protect our business or permit us to maintain our competitive advantage. The following examples are illustrative:

●	Others may be able to make compounds that are the same as or similar to our current or future product candidates but that are not covered by the claims of the patents that we own or have exclusively licensed.
●	We or any of our licensors or partners might not have been the first to make the inventions covered by the issued patent or pending patent application that we own or have exclusively licensed.
●	We or any of our licensors or partners might not have been the first to file patent applications covering certain of our inventions.
●	Others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our intellectual property rights.
●	The prosecution of our pending patent applications may not result in granted patents.
●	Granted patents that we own or have exclusively licensed may not provide us with any competitive advantages, or may be held invalid or unenforceable, as a result of legal challenges by our competitors.
●	Patent protection on our product candidates may expire before we are able to develop and commercialize the product, or before we are able to recover our investment in the product.
●	Our competitors might conduct research and development activities in the United States and other countries that provide a safe harbor from patent infringement claims for such activities, as well as in countries in which we do not have patent rights, and may then use the information learned from such activities to develop competitive products for sale in markets where we intend to market our product candidates.

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

We face an inherent risk of product liability as a result of the clinical testing of our product candidates and will face an even greater risk if we commercialize any products. For example, we may be sued if any product we develop allegedly causes injury or is found to be otherwise unsuitable during product testing, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability and a breach of warranties. Physicians and patients may not comply with any warnings that identify known potential adverse effects and patients who should not use our products. Claims could also be asserted under state consumer protection acts. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to stop development or, if approved, limit commercialization of our product candidates. Even successful defense would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in:

●	delay or termination of clinical trials;
●	injury to our reputation;
●	withdrawal of clinical trial participants;
●	initiation of investigations by regulators;
●	costs to defend the related litigation;
●	a diversion of management’s time and our resources;
●	substantial monetary awards to trial participants or patients;
●	decreased demand for our product candidates;
●	product recalls, withdrawals or labeling, marketing or promotional restrictions;
●	loss of revenues from product sales; and
●	the inability to commercialize any of our product candidates, if approved.

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

In the ordinary course of business, we collect, receive, store, process, generate, use, transfer, disclose, make accessible, protect, secure, dispose of, transmit, and share (collectively, processing ) sensitive information, including personal data, proprietary and confidential business data, trade secrets, intellectual property, data we collect about trial participants in connection with clinical trials, and sensitive third-party data. Our data processing activities subject us to numerous data privacy, data security, and data protection obligations, such as various laws, regulations, guidance, industry standards, external and internal privacy and security policies, contracts, and other obligations that govern the processing of sensitive information by us and on our behalf.

We and any potential partners or third parties upon whom we may rely may be subject to federal, state, and foreign data protection laws and regulations (i.e., laws and regulations that address privacy, data security and data protection). In the United States, numerous federal and state laws and regulations, including federal health information privacy laws, state data breach notification laws, state health information privacy laws, and federal and state consumer protection laws (e.g., Section 5 of the Federal Trade Commission Act), that govern the processing of personal data could apply to our operations or the operations of our partners. For example, the California Consumer Privacy Act of 2018, or CCPA, imposes obligations on covered businesses. These obligations include, but are not limited to, providing specific disclosures in privacy notices and affording California residents certain rights related to their personal data. The CCPA allows for statutory fines for noncompliance (up to $7,500 per violation). In addition, the California Privacy Rights Act of 2020, or CPRA, went into effect on January 1, 2023 and expands the CCPA. The CPRA establishes a new California Privacy Protection Agency to implement and enforce the CPRA, which could increase the risk of enforcement. Although the CCPA and the CPRA exempt some data processed in the context of clinical trials as well as protected health information under the Health Insurance Portability and Accountability Act of 1996, or HIPAA, the CCPA and the CPRA may increase compliance costs and potential liability with respect to other personal data we maintain about California residents. Other states have enacted data privacy laws. For example, Virginia passed the Consumer Data Protection Act, which went into effect on January 1, 2023, and Colorado, Connecticut and Utah have also passed laws that come into effect later in 2023.Similar comprehensive privacy laws are being considered in several other states, as well as at the federal and local levels. These developments may further complicate compliance efforts and may increase legal risk and compliance costs for us and the third parties upon whom we rely. A failure to comply with applicable privacy laws may lead to the defense of costly regulatory actions. For example, the CCPA provides for civil penalties ranging from $2,500 - $7,500 per violation (with increased material risk where numerous violations have occurred on a large scale), and a private right of action for certain data breaches which may include an award of statutory damages.

In addition, we may obtain health information from third parties (including research institutions from which we obtain clinical trial data) that are subject to privacy and security requirements under HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH. HIPAA imposes specific requirements relating to the privacy, security, and transmission of individually identifiable health information. Depending on the facts and circumstances, we could be subject to civil, criminal, and administrative penalties if we violate HIPAA.

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

These laws impose strict obligations on the ability to process personal data, including health-related information. These include, amongst others, requirements relating to (1) limiting the processing of personal data to only what is necessary for a specified, explicit and legitimate purpose, (2) obtaining a legal basis for the processing of personal data, (3) obtaining, in some situations, the consent of the individuals to whom the personal data relates, (4) the information provided to the individuals about how their personal data is used, (5) ensuring the security and confidentiality of the personal data by implementing and maintaining appropriate technical and organizational safeguards, (6) the obligation to notify, in certain circumstances, regulatory authorities and affected individuals of personal data breaches, (7) extensive internal privacy governance obligations, (8) obligations to honor rights of individuals in relation to their personal data (for example, the right to access, correct and delete their data), and (9) meeting the exceptions under applicable laws to process health-related information.

The EU and UK GDPR impose strict rules on the transfer of personal data outside of the EEA or the United Kingdom respectively, to countries which are deemed to have inadequate levels of data protection safeguards in place, such as the United States. The European Commission released a set of “Standard Contractual Clauses,” or SCCs, that are designed to be a valid mechanism to facilitate personal data transfers out of the EEA to these jurisdictions. Currently, the SCCs are a valid mechanism to transfer personal data outside of the EEA, but this mechanism is subject to legal challenges, and there is no assurance that we can satisfy or rely on this or other mechanisms to lawfully transfer personal data to the United States. Additionally, the SCCs impose additional compliance burdens, such as conducting transfer impact assessments to determine whether additional security measures are necessary to protect the at-issue personal data. In addition, Switzerland similarly restricts personal data transfers outside of those jurisdictions to countries that do not provide an adequate level of personal data protection. If we cannot implement a valid compliance mechanism for cross-border data transfers, we may face increased exposure to regulatory actions, substantial fines, injunctions against processing or transferring personal data from Europe or other foreign jurisdictions, and the interruption or degradation of our operations. The inability to export personal data to the United States could significantly and negatively impact our business operations, including by limiting our ability to collaborate with parties that are subject to such cross-border data transfer or localization laws; or requiring us to increase our personal data processing capabilities and infrastructure in foreign jurisdictions at significant expense. Some European regulators have prevented companies from transferring personal data out of Europe for allegedly violating the GDPR’s cross-border data transfer limitations. On 7 October 222, President Biden signed an Executive Order on “Enhancing Safeguards for United States Signals Intelligence Activities”, which implements into US law the agreement in principle announced in March 2022 on a new EU-U.S. Data Privacy Framework. However, if this new transatlantic data transfer framework is not adopted and we are unable to continue to rely on SCCs or alternative mechanisms of data transfers from the EEA to the U.S., this may materially and adversely affect our business, financial condition, and results of operations.

Also, in certain countries, in particular France, the conduct of clinical trials is subject to compliance with specific provisions of the Act No.78-17 of 6 January 1978 on Information Technology, Data Files and Civil Liberties, as amended, and in particular Section 3 of the Chapter III of the Title II relating to the processing of personal data in the health sector. These provisions require, among others, the filing of compliance undertakings with “standard methodologies” adopted by the French Data Protection Authority, or CNIL, or, if not complying, obtaining a specific authorization from the CNIL.

Potential pecuniary fines for noncompliance with the EU and UK GDPR include fines of up to the greater of €20 million/£17.5 million or 4% of the total worldwide annual turnover of the preceding financial year. In addition to administrative fines, a wide variety of other potential enforcement powers are available to competent supervisory authorities to investigate potential and suspected violations of the EU and UK GDPR, including audit and inspection rights, and powers to impose a temporary or definitive limitation, including a ban on processing of personal data. The EU and UK GDPR also confer a right of action on data subjects to lodge complaints with supervisory authorities and obtain compensation for damages resulting from non-compliance with the EU or UK GDPR. Under the EU GDPR, companies may face private litigation related to processing of personal data brought by classes of data subjects or consumer protection organizations authorized at law to represent their interests. The EU and UK GDPR have increased our responsibility and liability in relation to personal data that we process, and we may be required to put in place additional potential mechanisms to ensure compliance with the EU and UK data protection rules.

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

Healthcare providers, physicians and third-party payors will play a primary role in the recommendation and prescription of any future drug candidates we may develop and any drug candidates for which we obtain marketing approval. Our current and future arrangements with healthcare providers, physicians, third-party payors and customers may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may affect the business or financial arrangements and relationships through which we would market, sell and distribute our products. Even though we do not and will not control referrals of healthcare services or bill directly to Medicare, Medicaid or other third-party payors, federal and state healthcare laws and regulations pertaining to fraud and abuse and patients’ rights are and will be applicable to our business. The laws that may affect our ability to operate include, but are not limited to:

●	The federal Anti-Kickback Statute, which prohibits any person or entity from, among other things, knowingly and willfully soliciting, receiving, offering or paying any remuneration, directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of an item or service reimbursable, in whole or in part, under a federal healthcare program, such as the Medicare and Medicaid programs. The term “remuneration” has been broadly interpreted to include anything of value. The federal Anti-Kickback Statute has also been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers, and formulary managers on the other hand. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution.
●	Federal civil and criminal false claims laws, such as the False Claims Act, or FCA, which can be enforced by private citizens through civil qui tam actions and civil monetary penalty laws, prohibit individuals or entities from, among other things, knowingly presenting, or causing to be presented, false, fictitious or fraudulent claims for payment of federal funds, and knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim to avoid, decrease or conceal an obligation to pay money to the federal government. For example, pharmaceutical companies have been prosecuted under the FCA in connection with their alleged off-label promotion of drugs, purportedly concealing price concessions in the pricing information submitted to the government for government price reporting purposes, and allegedly providing free product to customers with the expectation that the customers would bill federal health care programs for the product. In addition, a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the FCA. As a result of a modification made by the Fraud Enforcement and Recovery Act of 2009, a claim includes “any request or demand” for money or property presented to the U.S. government. In addition, manufacturers can be held liable under the FCA even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims.
●	HIPAA, among other things, imposes criminal liability for executing or attempting to execute a scheme to defraud any healthcare benefit program, including private third-party payors, knowingly and willfully embezzling or stealing from a healthcare benefit program, willfully obstructing a criminal investigation of a healthcare offense, and creates federal criminal laws that prohibit knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement or representation, or making or using any false writing or document knowing the same to contain any materially false, fictitious or fraudulent statement or entry in connection with the delivery of or payment for healthcare benefits, items or services.
●	HIPAA, as amended by HITECH, and their implementing regulations, which impose privacy, security and breach reporting obligations with respect to individually identifiable health information upon entities subject to the law, such as health plans, healthcare clearinghouses and certain healthcare providers, known as covered entities, and their respective business associates and their subcontractors that perform services for them that involve individually identifiable health information. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in U.S. federal courts to enforce HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions.
●	Federal and state consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers.

●	The federal transparency requirements under the Physician Payments Sunshine Act, created under the Affordable Care Act, which requires, among other things, certain manufacturers of drugs, devices, biologics and medical supplies reimbursed under Medicare, Medicaid, or the Children’s Health Insurance Program to report to CMS information related to payments and other transfers of value provided to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), other healthcare professionals (such as physician assistants and nurse practitioners), and teaching hospitals, as well as information regarding physician ownership and investment interests, including such ownership and investment interests held by a physician’s immediate family members.
●	State and foreign law equivalents of each of the above federal laws, such as anti-kickback and false claims laws, that may impose similar or more prohibitive restrictions, and may apply to items or services reimbursed by non-governmental third-party payors, including private insurers.
●	State and foreign laws that require pharmaceutical companies to implement compliance programs, comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, or to track and report gifts, compensation and other remuneration provided to physicians and other health care providers, marketing expenditures and/or drug pricing, state and local laws that require the registration of pharmaceutical sales representatives and other federal, state and foreign laws that govern the privacy and security of health information or personally identifiable information in certain circumstances, including state health information privacy and data breach notification laws which govern the collection, use, disclosure, and protection of health-related and other personal information, many of which differ from each other in significant ways and often are not pre-empted by HIPAA, thus requiring additional compliance efforts.

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

We must maintain effective internal control over financial reporting in order to accurately and timely report our results of operations and financial condition. In addition, as a U.S. public company, Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, requires, among other things, that we assess the effectiveness of our disclosure controls and procedures annually and the effectiveness of our internal control over financial reporting at the end of each fiscal year. Beginning with last year’s Annual Report, we were required to perform system and process evaluation and testing of our internal control over financial reporting to allow our management to report on the effectiveness of our internal control over financial reporting. However, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. We will incur substantial additional professional fees and internal costs to expand our accounting and finance functions in addition to expending significant management efforts.

The rules governing the standards that must be met for our management to assess our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act are complex and require significant documentation, testing and possible remediation. These stringent standards require that our audit committee be advised and regularly updated on management’s review of internal control over financial reporting. We have designed, our internal control over financial reporting in order to comply with this obligation. This process is time-consuming, costly and complicated. In addition, our independent registered public accounting firm will be required to attest to the effectiveness of our internal controls over financial reporting beginning with our annual report following the date on which we are no longer an “emerging growth company,” which will occur upon the earliest of: (1) the last day of the fiscal year in which we have total annual gross revenue of $1.235 billion or more; (2) December 31, 2025; (3) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years; and (4) the date on which we are deemed to be a large accelerated filer under the rules of the SEC. Our management may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements that will be applicable to us as a U.S. public company. If we fail to staff our accounting and finance function adequately or maintain internal control over financial reporting adequate to meet the demands that will be placed upon us as a U.S. public company, including the requirements of the Sarbanes-Oxley Act, our business and reputation may be harmed and the price of our ordinary shares or ADSs may decline.

Furthermore, investor perceptions of us may be adversely affected, which could cause a decline in the market price of our ordinary shares or ADSs.

If our data or our information technology systems, or those of third parties upon which we rely, are or were compromised, we could experience adverse consequences resulting from such compromise, including but not limited to regulatory investigations or actions; litigation; fines and penalties; disruptions of our business operations; reputational harm; loss of revenue or profits; loss of customers or sales; and other adverse consequences.

In the ordinary course of our business, we collect, receive, store, process, generate, use, transfer, disclose, make accessible, protect, secure, dispose of, transmit, and share (collectively, process) proprietary, confidential, and sensitive data, including personal data (such as health-related data), intellectual property, and trade secrets (collectively, sensitive information). We rely upon third-party service providers and technologies to operate critical business systems to process sensitive information in a variety of contexts, including, without limitation, third-party providers of cloud-based infrastructure, encryption and authentication technology, employee email, and other functions. Our ability to monitor these third parties’ information security practices is limited, and these third parties may not have adequate information security measures in place. We may share or receive sensitive information with or from third parties. We may also publish privacy policies, marketing materials or other statements, such as compliance with certain certifications or self-regulatory principles, regarding data privacy and security. If these policies, materials or statements are found to be deficient, lacking in transparency, deceptive, unfair, or misrepresentative of our practices, we may be subject to investigation, enforcement actions by regulators or other adverse consequences.

Cyberattacks, malicious internet-based activity, and online and offline fraud are prevalent and continue to increase. These threats are becoming increasingly difficult to detect. These threats come from a variety of sources, including traditional computer “hackers,” threat actors, personnel (such as through theft or misuse), sophisticated nation-states, and nation-state-supported actors. We and the third parties upon which we rely may be subject to a variety of evolving threats, including but not limited to social-engineering attacks (including through phishing attacks), malicious code (such as viruses and worms), malware (including as a result of advanced persistent threat intrusions), denial-of-service attacks (such as credential stuffing), personnel misconduct or error, ransomware attacks, supply-chain attacks, software bugs, server malfunctions, software or hardware failures, loss of data or other information technology assets, adware, telecommunications failures, earthquakes, fires, floods, and other similar threats. Ransomware attacks, including by organized criminal threat actors, nation-states, and nation-state-supported actors, are becoming increasingly prevalent and severe and can lead to significant interruptions in our operations, loss of data and income, reputational harm, and diversion of funds. Extortion payments may alleviate the negative impact of a ransomware attack, but we may be unwilling or unable to make such payments due to, for example, applicable laws or regulations prohibiting such payments. Similarly, supply-chain attacks have increased in frequency and severity, and we cannot guarantee that third parties and infrastructure in our supply chain or our third-party partners’ supply chains have not been or will not be compromised or that they do not contain exploitable defects or bugs that could result in a breach of or disruption to our information technology systems or the third-party information technology systems that support us and our services. Some actors now engage and are expected to continue to engage in cyber-attacks, including without limitation nation-state actors for geopolitical reasons and in conjunction with military conflicts and defense activities. During times of war and other major conflicts, we or the third parties upon which we rely may be vulnerable to a heightened risk of these attacks, including retaliatory cyber-attacks, that could materially disrupt our systems and operations, supply chain, and ability to conduct our clinical trials.

The COVID-19 pandemic and our remote workforce pose increased risks to our information technology systems and data, as more of our employees work from home, utilizing network connections outside our premises. Future or past business transactions (such as acquisitions or integrations) could also expose us to additional cybersecurity risks and vulnerabilities, as our systems could be negatively affected by vulnerabilities present in acquired or integrated entities’ systems and technologies.

Any of the previously identified threats (or similar threats) could cause a security incident or other interruption. A security incident or other interruption could result in unauthorized, unlawful, or accidental acquisition, modification, destruction, loss, alteration, encryption, disclosure of, or access to our sensitive information. A security incident or other interruption could disrupt our ability (and that of third parties upon whom we rely) to conduct our clinical trials and operate our business. We may expend significant resources or modify our business activities (including our clinical trial activities) to try to protect against security incidents. Certain data privacy and security obligations may require us to implement and maintain specific security measures, industry-standard or reasonable security measures to protect our information technology systems and sensitive information. While we have implemented security measures designed to protect against cybersecurity incidents, we cannot ensure all the risks will be mitigated by those measures. We have not always been able in the past and may be unable in the future to detect vulnerabilities in our information technology systems (including our products) because such threats and techniques change frequently, are often sophisticated in nature, and may not be detected until after a security incident has occurred. Audit plans are aimed to limit the non-detection of those vulnerabilities. Despite our efforts to identify and remediate vulnerabilities, if any, in our information technology systems (including our products), our efforts may not always be successful. For example, in November 2021, a malicious third party exploited a vulnerability in our email server and gained unauthorized access to our email environment. The forensic investigations have shown that only our email system was affected and the vulnerability has been remediated. While this incident did not expose any personal or proprietary data and, therefore, did not require notification under applicable laws and regulations, we voluntarily notified the Commission nationale de l’informatique et des libertés (CNIL), which could result in litigation and potential liability for us, damage our brand and reputation, or otherwise harm our business. Any claims or investigations may result in our incurring significant external and internal legal and advisory costs, as well as the diversion of management’s attention from the operation of our business.

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

We may also be bound by contractual obligations related to data privacy and security, and our efforts to comply with such obligations may not be successful. For example, certain privacy laws, such as the GDPR and the CCPA, require our customers to impose specific contractual restrictions on their service providers. Our contracts may not contain limitations of liability, and even where they do, there can be no assurance that limitations of liability in our contracts are sufficient to protect us from liabilities, damages, or claims related to our data privacy and security obligations.

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

In addition, changes in our product candidates or changes in applicable export or import laws and regulations may create delays in the introduction or provision of our product candidates in other jurisdictions, prevent others from using our product candidates or, in some cases, prevent the export or import of our product candidates to certain countries, governments or persons altogether. Any limitation on our ability to export or provide our product candidates could adversely affect our business, financial condition and results of operations. U.S. or other jurisdictions’ sanctions that may be imposed as a result of the conflict between Russia and Ukraine may impact our ability to continue activities. For example, in 2022, we determined to close trial sites located in Ukraine and Russia due to the Russian invasion in Ukraine for our NATiV3 clinical trial of lanifibranor, which, together with higher than originally projected screen failure rate resulting in slower than anticipated enrollment rate, contributed to a delay in patient enrollment.

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

Our international operations and partnerships subject us to various risks, and our failure to manage these risks could adversely affect our results of operations.

We face significant operational risks as a result of doing business internationally, such as:

●	fluctuations in foreign currency exchange rates;
●	differing payor reimbursement regimes, governmental payors or patient self-pay systems and price controls;
●	potentially adverse and/or unexpected tax consequences, including penalties due to the failure of tax planning or due to the challenge by tax authorities on the basis of transfer pricing and liabilities imposed from inconsistent enforcement;
●	potential changes to the accounting standards, which may influence our financial situation and results;
●	becoming subject to the different, complex and changing laws, regulations and court systems of multiple jurisdictions and compliance with a wide variety of foreign laws, treaties and regulations;
●	changes in a specific country’s or region’s political or economic conditions, including in the United Kingdom as a result of Brexit;
●	reduced protection of, or significant difficulties in enforcing, intellectual property or contractual rights in certain countries;
●	difficulties in attracting and retaining qualified personnel;
●	restrictions imposed by local labor practices and laws on our business and operations, including unilateral cancellation or modification of contracts;
●	rapid changes in global government, economic and political policies and conditions, political or civil unrest or instability, terrorism or epidemics and other similar outbreaks or events, and potential failure in confidence of our suppliers or customers due to such changes or events; and
●	tariffs, trade protection measures, import or export licensing requirements, trade embargoes and other trade barriers.

At the end of 2021 and into 2022, tensions between the U.S. and Russia escalated when Russia amassed large numbers of military ground forces and support personnel on the Ukraine-Russia border and, in February 2022, Russia invaded Ukraine. In response, NATO has deployed additional military forces to Eastern Europe, including to Lithuania, and the Biden administration announced certain sanctions against Russia. The invasion of Ukraine and the retaliatory measures that have been taken, or could be taken in the future, by the U.S., NATO, and other countries have created global security concerns that could result in a regional conflict and otherwise have a lasting impact on regional and global economies, any or all of which could disrupt our supply chain and adversely affect our ability to conduct ongoing and future clinical trials of our product candidates. including our ongoing Phase III clinical trial for lanifibranor. For example, in 2022, we determined to close trial sites located in Ukraine and Russia for our NATiV3 clinical trial of lanifibranor due to the Russian invasion in Ukraine, which, together with higher than originally projected screen failure rate resulting in slower than anticipated enrollment rate, contributed to a delay in patient enrollment.

If we are unable to use tax loss carryforwards and/or tax credits to reduce future taxable income or benefit from favorable tax legislation, our business, results of operations and financial condition may be adversely affected.

At December 31, 2022, we had cumulative carry forward tax losses of €261.8 million in France. These are available to carry forward and offset against future taxable income for an indefinite period in France. If we are unable to use tax loss carryforwards to reduce future taxable income, our business, results of operations and financial condition may be adversely affected. In France, the use of these carry forward tax losses is capped at €1 million annually, plus 50% of the fraction of profits exceeding this limit. The unutilized balance of these tax losses can be carried forward to subsequent years and set-off under the same conditions without any time limits. However, it is possible that future fiscal changes could limit our ability to utilize the balance of any tax loses, which could adversely affect our results.

As a company active in research and development in France, we have benefited from certain research and development incentives including, for example, the French research tax credit (credit d’impôt recherche), or CIR. These tax credits can be used to offset French corporate income tax due. The excess portion beyond that used to offset corporate income tax due is generally refunded in cash at the end of a three-year fiscal period; however, as long as we are considered a small or medium-sized entity (petite ou moyenne entreprise) in France, the CIR tax credit is refundable in the fiscal year after it is generated, provided that we comply with eligibility requirements. The research and development incentives are calculated based on the amount of eligible research and development expenditures. The French CIR tax credit amounted to €5.9 million for the year ended December 31, 2022. In addition, the French tax authorities have audited in the past, and may again audit in the future, research and development programs in respect of which a tax credit has been claimed in order to assess whether it qualifies for the tax credit regime. The tax authorities may challenge our eligibility for, or our calculation of, certain tax reductions and/or deductions in respect of our research and development activities and expenditures, and should the French tax authorities be successful, we may be liable for additional corporate income tax, and penalties and interest related thereto, which could have a significant impact on our results of operations and future cash flows. For example, in August 2018, we received a collection notice in the amount of €1.9 million, including penalties and late payment interest, related to our CIRs for the 2013, 2014 and 2015 taxable years. On January 7, 2020, we initiated mediation with respect to the CIR reassessment for the 2013, 2014 and 2015 taxable years and received the mediator’s response on January 28, 2021 waiving €0.3 million corresponding to the part of the dispute related to the subcontracting expenses in consideration of the recent changes in the jurisprudence and the last decision of the Council of State in July 2020 on the eligibility of subcontracting expenses in the evaluation of the research tax credit. On January 25, 2021 the Administrative Court of Dijon informed us of the dismissal of the contentious claim regarding the amounts claimed for the fiscal years 2013, 2014 and 2015. Abbott and Inventiva decided not to appeal the decision. On February 10, 2021, we requested the payment from Abbott of €2.0 million corresponding to the maximum amount covered by an indemnity clause in an agreement with Abbott. The entire payment was received during the first quarter of 2021. On February 11, 2021, we received formal notice to pay the amounts due to the French tax authorities under the notice of assessment issued on August 17, 2018 for an amount of €1.9 million. On June 9, 2021, in agreement with the French tax authorities, we paid €1.8 million, including €1.3 million by offsetting VAT credit receivables. As a result, we wired the amount of €0.5 million. On August 9, 2021, following this payment, the tax authorities informed us of the release of part of the bank guarantee provided in 2019 and 2020 for an amount of €1.6 million, corresponding to the portion with regard to payroll taxes. Consequently, Crédit Agricole has accepted the lifting of the pledge over cash for €1.0 million. Furthermore, if the French government decides to eliminate, or reduce the scope or the rate of, the research and development incentive benefit, either of which it could decide to do at any time, our results of operations could be adversely affected.

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

The market price for our ordinary shares and ADSs may be volatile. From January 1, 2022 to February 28, 2022, the closing price of our ADSs ranged from a high of $13.66 to a low of $3.66 per ADS. The stock market in general and the market for biopharmaceutical companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may not be able to sell their ordinary shares or ADSs at or above the price originally paid for the security. The market price for our ordinary shares and ADSs may be influenced by many factors, including:

●	actual or anticipated fluctuations in our financial condition and operating results;
●	actual or anticipated changes in our growth rate relative to our competitors;
●	competition from existing products or new products that may emerge;
●	announcements by us, our partners or our competitors of significant acquisitions, strategic partnerships, joint ventures, partnerships, or capital commitments;
●	our ability to enter into a partnership with a third party for the development and commercialization of odiparcil;
●	the amount and timing of any regulatory and commercial milestone payments, or royalty payments, for lanifibranor under the license and collaboration agreement with CTTQ;
●	failure to meet or exceed financial estimates and projections of the investment community or that we provide to the public;
●	issuance of new or updated research or reports by securities analysts;
●	fluctuations in the valuation of companies perceived by investors to be comparable to us;
●	share price and volume fluctuations attributable to inconsistent trading volume levels of our shares;
●	market manipulation, including coordinated buying or selling activities;
●	additions or departures of key management or scientific personnel;
●	disputes or other developments related to proprietary rights, including patents, litigation matters, and our ability to obtain patent protection for our technologies;
●	changes to coverage policies or reimbursement levels by commercial third-party payors and government payors and any announcements relating to coverage policies or reimbursement levels;

●	announcement or expectation of additional debt or equity financing efforts;
●	sales of our ordinary shares or ADSs by us, our insiders or our other shareholders; and
●	general economic and market conditions.

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

The achievement of many of these milestones may be outside of our control. All of these milestones are based on a variety of assumptions which may cause the timing of achievement of the milestones to vary considerably from our estimates, including:

●	our available capital resources or capital constraints we experience;
●	the rate of progress, costs and results of our clinical trials and research and development activities, including the extent of scheduling conflicts with participating clinicians and partners, and our ability to identify and enroll patients who meet clinical trial eligibility criteria;
●	our receipt of approvals by the EMA, FDA and other regulatory agencies and the timing thereof;
●	other actions, decisions or rules issued by regulators;
●	our ability to access sufficient, reliable and affordable supplies of compounds and raw materials used in the manufacture of our product candidates;
●	the efforts of our partners with respect to the commercialization of our products; and
●	the securing of, costs related to, and timing issues associated with, product manufacturing as well as sales and marketing activities.

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

In accordance with French law, double voting rights automatically attach to each ordinary share of companies listed on a regulated market (such as the Euronext Paris, where our ordinary shares are listed) that is held of record in the name of the same shareholder for a period of at least two years, except as otherwise set forth in a company’s bylaws. Our bylaws do not exclude such double voting rights. However, under French law, ordinary bearer shares in the form of ADSs are not eligible for double voting rights. To our knowledge, among our shareholders who hold ordinary shares to which are attached double voting rights, Frédéric Cren, our Chief Executive Officer and Pierre Broqua, our Deputy Chief Executive Officer and Chief Scientific Officer hold the most significant portion. Double voting rights attach to the 5,612,224 ordinary shares held by Frédéric Cren, and to the 3,882,500 ordinary shares held by Pierre Broqua, as of December 31, 2022. Given the double voting rights per share attributed to ordinary shares held by Mr. Cren and Dr. Broqua, Mr. Cren and Dr. Broqua together beneficially own approximately 22.5% of our outstanding ordinary shares (including ordinary shares underlying ADSs), but control approximately 34.5% of the voting rights of our outstanding share capital as of December 31, 2022. As a result, Mr. Cren and Dr. Broqua, if they act together, have a significant influence over all matters that require approval by our shareholders, such as the election of directors and approval of significant corporate transactions. Such corporate action might be taken even if other shareholders oppose them. This concentration of ownership might also have the effect of delaying or preventing a change of control of our company that other shareholders may view as beneficial. As members of our board of directors, Mr. Cren and Dr. Broqua have a duty to act without self-interest, on a well-informed basis and to not make any decision against our corporate interest (intérêt social) considering the interests of our shareholders, employees and other stakeholders as a whole. However, as shareholders, Mr. Cren and Dr. Broqua are entitled to vote their shares in their own interests, which may not always be in the interests of our shareholders generally. In addition, Mr. Cren and Dr. Broqua have the ability to control the management and major strategic investments of our company as a result of their positions as our Chief Executive Officer and Deputy Chief Executive Officer and Chief Scientific Officer, respectively.

Further, our executive officers, directors, current 5% or greater shareholders and affiliated entities, including BVF Partners L.P., New Enterprise Associates, Sofinnova Crossover I SLP and entities affiliated with Yiheng Capital Management, L.P. together beneficially own approximately 70.4% of our outstanding ordinary shares (including ordinary shares underlying ADSs) and approximately 73.4% of the voting rights of our outstanding share capital as of December 31, 2022. As a result, these shareholders, if they act together, will have control over all matters that require approval of our shareholders.

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

Provisions contained in our bylaws and French corporate law could make it more difficult for a third-party to acquire us, even if doing so might be beneficial to our shareholders. In addition, provisions of our bylaws impose various procedural and other requirements, which could make it more difficult for shareholders to effect certain corporate actions. These provisions include the following:

●	under French law, the owner of 90% of the share capital and voting rights of a public company with registered seat in France and whose shares are listed on a regulated market in a Member State of the European Union or in a state party to the European Economic Area, or EEA, Agreement, including France, has the right to force out minority shareholders following a tender offer made to all shareholders;

●	under French law, a non-French resident must file a declaration for statistical purposes with the Bank of France (Banque de France) within twenty working days following the date of certain direct foreign investments in us, including any purchase of our ADSs. In particular, such filings are required in connection with investments exceeding e 15 million that lead to the acquisition of at least 10% of our Company’s share capital or voting rights or cross such 10% threshold;
●	under French law, certain investments in a French company relating to certain strategic industries that are considered essential for the protection of public health, such as biotechnologies, by individuals or entities are subject to prior authorization of the Ministry of Economy pursuant to Law n°2019-486 (and as from April 1, 2020 pursuant to the decree n°2019-1590);
●	a merger (i.e., in a French law context, a stock for stock exchange following which our company would be dissolved into the acquiring entity and our shareholders would become shareholders of the acquiring entity) of our company into a company incorporated in the European Union would require the approval of our board of directors as well as a two-thirds majority of the votes cast by the shareholders present, represented by proxy or voting by mail at the relevant meeting;
●	a merger of our company into a company incorporated outside of the European Union would require 100% of our shareholders to approve it;
●	under French law, a cash merger is treated as a share purchase and would require the consent of each participating shareholder;
●	our shareholders have granted and may grant in the future our board of directors broad authorizations to increase our share capital or to issue additional ordinary shares or other securities, such as warrants, to our shareholders, the public or qualified investors, including as a possible defense following the launching of a tender offer for our shares;
●	our shareholders have preferential subscription rights on a pro rata basis on the issuance by us of any additional securities for cash or a set-off of cash debts, which rights may only be waived by the extraordinary general meeting (by a two-thirds majority vote) of our shareholders or on an individual basis by each shareholder;
●	our Chief Executive Officer and Deputy Chief Executive Officer have double voting rights with respect to ordinary shares held by them, and their interests may not be aligned with those of our shareholders more generally with respect to a takeover attempt;
●	our board of directors has the right to appoint directors to fill a vacancy created by the resignation or death of a director, for the remaining duration of such director’s term of office and subject to the approval by the shareholders of such appointment at the next shareholders’ meeting, which prevents shareholders from having the sole right to fill vacancies on our board of directors;
●	our board of directors can be convened by our chairman, or our managing director, if any, upon request made to the chairman or, when no board meeting has been held for more than three consecutive months, by directors representing at least one third of the total number of directors;
●	our board of directors meetings can only be regularly held if at least half of the directors attend either physically or by way of videoconference or teleconference enabling the directors’ identification and ensuring their effective participation in the board’s decisions;
●	our shares are nominative or bearer, if the legislation so permits, according to the shareholder’s choice;
●	approval of at least a majority of the votes cast by shareholders present, represented by a proxy, or voting by mail at the relevant ordinary shareholders’ general meeting is required to remove directors with or without cause;
●	advance notice is required for nominations to the board of directors or for proposing matters to be acted upon at a shareholders’ meeting, except that a vote to remove and replace a director can be proposed at any shareholders’ meeting without notice;
●	our bylaws can be amended in accordance with applicable laws;

●	the crossing of certain thresholds has to be disclosed and can impose certain obligations; see the documents referenced in the section of this annual report titled “Item 10. Additional Information-Memorandum and Articles of Association;”
●	transfers of shares shall comply with applicable insider trading laws and regulations and, in particular, with the Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse, or Market Abuse Regulation; and
●	pursuant to French law, our bylaws, including the sections relating to the number of directors and election and removal of a director from office, may only be modified by a resolution adopted by at least a two-third majority of the votes cast by our shareholders present, represented by a proxy or voting by mail at the meeting.

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

Holders of ADSs may instruct the depositary to vote the ordinary shares underlying their ADSs. Otherwise, ADS holders will not be able to exercise their right to vote, unless they withdraw the ordinary shares underlying the ADSs they hold. However, ADS holders may not know about the meeting far enough in advance to withdraw those ordinary shares. If we ask for instructions from holders of ADSs, the depositary, upon timely notice from us, will notify them of the upcoming vote and arrange to deliver our voting materials to them. We cannot guarantee ADS holders that they will receive the voting materials in time to ensure that they can instruct the depositary to vote their ordinary shares or to withdraw their ordinary shares so that they can vote them themselves. If the depositary does not receive timely voting instructions from a holder of ADSs, it may give a proxy to a person designated by us to vote the ordinary shares underlying such holder’s ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that ADS holders may not be able to exercise their right to vote, and there may be nothing they can do if the ordinary shares underlying their ADSs are not voted as they requested. For example, Bank of New York Mellon, the depositary, failed to timely submit the voting instructions of ADS holders for the general meeting of shareholders held on May 19, 2022 to Société Générale Securities Services, the custodian for the depositary in France. Due to this delay, the voting of the ADS holders did not count. This did not impact the adoption or rejection of the resolutions on the agenda of that general meeting.

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

We are an “emerging growth company,” as defined in the U.S. Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act, for complying with new or revised accounting standards. We will not take advantage of the extended transition period provided under Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. Since IFRS makes no distinction between public and private companies for purposes of compliance with new or revised accounting standards, the requirements for our compliance as a private company and as a public company are the same. We cannot predict if investors will find our ordinary shares or ADSs less attractive because we may rely on these exemptions. If some investors find our ordinary shares or ADSs less attractive as a result, there may be a less active trading market for our ordinary shares or ADSs and the price of our ordinary shares or ADSs may be more volatile. We may take advantage of these reporting exemptions until we are no longer an emerging growth company. We will remain an emerging growth company until the earliest of (1) the last day of the fiscal year in which we have total annual gross revenue of $1.235 billion or more; (2) December 31, 2025; (3) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years; and (4) the date on which we are deemed to be a large accelerated filer under the rules of the SEC.

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

While we currently qualify as a foreign private issuer, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2023. In the future, we would lose our foreign private issuer status if we fail to meet the requirements necessary to maintain our foreign private issuer status as of the relevant determination date. We will remain a foreign private issuer until such time that more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (1) the majority of our executive officers or directors are U.S. citizens or residents; (2) more than 50% of our assets are located in the United States; or (3) our business is administered principally in the United States.

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

U.S. investors may have difficulty enforcing civil liabilities against our company and directors and senior management and the experts named.

Certain members of our board of directors and senior management and certain experts are non-residents of the United States, and all or a substantial portion of our assets and the assets of such persons are located outside the United States. As a result, it may not be possible to serve process on such persons or us in the United States or to enforce judgments obtained in U.S. courts against them or us based on civil liability provisions of the securities laws of the United States. Additionally, it may be difficult to assert U.S. securities law claims in actions originally instituted outside of the United States. Foreign courts may refuse to hear a U.S. securities law claim because foreign courts may not be the most appropriate forums in which to bring such a claim. Even if a foreign court agrees to hear a claim, it may determine that the law of the jurisdiction in which the foreign court resides, and not U.S. law, is applicable to the claim. Further, if U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process, and certain matters of procedure would still be governed by the law of the jurisdiction in which the foreign court resides. In particular, there is some doubt as to whether French courts would recognize and enforce certain civil liabilities under U.S. securities laws in original actions or judgments of U.S. courts based upon these civil liability provisions. In addition, awards of punitive damages in actions brought in the United States or elsewhere may be unenforceable in France. An award for monetary damages under the U.S. securities laws would be considered punitive if it does not seek to compensate the claimant for loss or damage suffered but is intended to punish the defendant. French law provides that a shareholder, or a group of shareholders, may initiate a legal action to seek indemnification from the directors of a corporation in the corporation’s interest if it fails to bring such legal action itself. If so, any damages awarded by the court are paid to the corporation and any legal fees relating to such action may be borne by the relevant shareholder or the group of shareholders.

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

Based on our current estimates of the composition of our income and valuation of our assets for the taxable year ending December 31, 2022, we do not believe that we were a PFIC for the year ending December 31, 2022. Our status as a PFIC will depend on the composition of our income and the composition and value of our assets (which, may be determined in large part by reference to the market value of our ADSs, which may be volatile) from time to time. Our status as a PFIC is a fact-intensive determination made on an annual basis and we cannot provide any assurances regarding our PFIC status for the past, current or future taxable years. Our U.S. counsel expresses no opinion regarding our past, current or future PFIC status. If we are characterized as a PFIC, our U.S. holders may suffer adverse tax consequences, including having gains realized on the sale of our ADSs treated as ordinary income, rather than as capital gain and the loss of the preferential rate applicable to dividends received on our ADSs by individuals who are U.S. holders, and having interest charges apply to distributions by us and the proceeds of sales of the ADSs. A U.S. shareholder of a PFIC generally may mitigate these adverse U.S. federal income tax consequences by making a “qualified electing fund,” or QEF, election, or, to a lesser extent, a “mark to market” election. If we determine that we are a PFIC for any taxable year, we will use commercially reasonable efforts to, and currently expect to, provide the necessary information for U.S. holders to make a QEF election. For further discussion of the PFIC rules and the adverse U.S. federal income tax consequences in the event we are classified as a PFIC, see the section of this annual report titled “Item 10. Additional Information-Taxation.”

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

In February 2017, we completed the initial public offering of our ordinary shares on Euronext Paris, raising €48.5 million in gross proceeds. In July 2020, we completed the initial public offering of our ordinary shares in the form of American Depositary Shares, or ADSs, on the Nasdaq Global Market, raising approximately $107.7 million in gross proceeds (or €94.1 million based on exchange rate on July 15, 2020, the date of receipt of funds). We established an “At-The-Market” program for an aggregate gross sales proceeds of up to $100,000,000 in August 2021 and raised $30 million in gross proceeds through that program in September 2021, $1.9 million in October 2021, and €9.4 million in June 2022.

Our actual capital expenditures for the years ended December 31, 2022, 2021 and 2020 amounted to €561,000, €534,000 and €292,000, respectively. These capital expenditures primarily consisted of acquisition of research equipment and technical installation.

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

Lanifibranor for the Treatment of NASH. We are developing our lead product candidate, lanifibranor, for the treatment of patients with non-alcoholic steatohepatitis, or NASH, a progressive, chronic liver disease for which there are currently no approved therapies. NASH is believed to affect 12% of the United States adult population and is a leading cause of cirrhosis, liver transplantation and liver cancer. Compared to the general population, patients with NASH have a ten-fold greater risk of liver-related mortality. NASH is characterized by a metabolic process known as steatosis, or the excessive accumulation of fat in the liver, inflammation and ballooning of liver cells and progressive liver fibrosis that can ultimately lead to cirrhosis. Lanifibranor is an orally-available small molecule in development for the treatment of NASH that acts to induce anti-fibrotic, anti-inflammatory and beneficial vascular and metabolic changes in the body by activating all three peroxisome proliferator-activated receptor, or PPAR, isoforms. PPARs are well-characterized nuclear receptor proteins that regulate gene expression, and their relevance for the fibrotic, inflammatory, vascular and metabolic processes that characterize NASH is well-established. While there are other PPAR agonists that target only one or two PPAR isoforms, lanifibranor is the only pan-PPAR agonist, meaning that it targets the three isoforms, in clinical development. We believe that this pan-PPAR approach provides for a combination of anti-fibrotic, anti-inflammatory and beneficial vascular and metabolic effects that cannot be obtained with single and dual PPAR agonists. Currently, lanifibranor is our only product candidate in clinical development.

In June 2020, we announced positive topline results from our NATIVE Phase IIb clinical trial of lanifibranor in patients with NASH. In this trial, treatment with lanifibranor at a dose of 1,200 mg met the primary endpoint of a reduction in inflammation and ballooning with no worsening of fibrosis after 24 weeks of treatment, while continuing to show the favorable tolerability profile observed in prior clinical trials of lanifibranor. Treatment with lanifibranor at doses of 800 mg and 1,200 mg also met the key secondary endpoints of resolution of NASH with no worsening of fibrosis and, at the 1,200 mg dose, improvement in liver fibrosis without worsening NASH, which are the primary endpoints relevant for seeking accelerated approval from the U.S. Food and Drug Administration, or FDA, and conditional approval from the European Medical Agency, or EMA, after completion of our Phase III clinical trial, if successful. On October 12, 2020, the FDA granted Breakthrough Therapy designation to lanifibranor for the treatment of NASH based on Phase IIb data, in addition to Fast Track designation which was previously granted to lanifibranor in this indication. In September 2021, the FDA decided that the Fast Track designation previously granted to lanifibranor in NASH also encompasses the treatment of NASH patients with compensated cirrhosis, following a Fast Track designation request filed by Inventiva with the FDA in August 2021. We believe that lanifibranor is the first oral drug candidate to be granted this status for the treatment of NASH since January 2015. The Breakthrough Therapy designation by the FDA is intended to expedite the development and review of drug candidates for serious or life-threatening conditions. To qualify for this designation, drug candidates must show preliminary clinical evidence that they may demonstrate a substantial improvement on at least one clinically significant endpoint over available therapies or over placebo if there are no approved therapies. In October 2021, we announced the publication of NATIVE results in the New England Journal of Medicine. In December 2021, we announced positive results of a clinical QT/QTc study demonstrating lanifibranor had no impact on QT/QTc intervals. This study assessed lanifibranor impact on cardiac repolarization and was conducted in accordance with FDA guidance in a Phase I double-blind clinical trial. The trial enrolled 217 healthy subjects who were randomized into 4 arms: placebo, lanifibranor 1200mg/day, lanifibranor 2400 mg/day and moxifloxacin 400mg/ day (positive control). The primary endpoint was electrocardiogram (ECG) and monitored during the first 24 hours. Results showed that repeated daily administration of lanifibranor dosed at 2-fold higher than anticipated maximal therapeutic dose had no effect on cardiac electrical activity as shown by achieving the pre-specified primary endpoint of demonstrating no prolongation of the QT interval in healthy subjects. Lanifibranor was well tolerated at both dose levels. In 2022, we submitted five scientific abstracts which were accepted for presentation at the annual conference of the American Diabetes Association (ADA), at the International Liver Congress organized by the European Association for the Study of the Liver, and at the Liver Meeting organized by the American Association for the Study of the Liver Diseases. These abstracts provide data and additional analysis about lanifibranor. The first abstract shows that glycemic control correlates with NASH severity measured by liver biopsy. The second abstract focuses on the beneficial effects of lanifibranor on markers of cardiometabolic health in patients with NASH showing that they are independent of weight change. The third abstract focuses on the identification of biomarkers of histological response in patients with non-cirrhotic NASH treated with lanifibranor. The fourth abstract evaluates the beneficial effect of lanifibranor treatment on the FibroScan-aspartate aminotransferase (FastTM) score, what we believe is a promising non-invasive test (NIT) for active NASH with significant fibrosis. Lastly, the fifth abstract evaluates the correlation between the response to lanifibranor therapy and adiponectin levels

In light of the Phase IIb results, we initiated a Phase III clinical trial of lanifibranor in NASH, named NATiV3. However, due to the invasion of Ukraine by Russia in 2022, we determined to put recruitment for our NATiV3 clinical trial of lanifibranor in Ukraine on hold and to remove all of the planned sites in Russia from the trial. In addition, we faced a higher than originally projected screen failure rate resulting in slower than anticipated enrollment rate, which caused a delay in the enrollment of patient in the trial, and we saw slower than predicted site activation, screening and enrollment due to negative impacts from the COVID-19 pandemic.

In January 2023, we announced we had decided to modify the clinical development plan of lanifibranor for the treatment of NASH. The protocol amendments, submitted to the FDA in January 2023, are designed to align with an FDA public communication suggesting that an alternative approach to seek full approval in patients with NASH could be considered upon submission of positive results of a Phase III trial using a histology surrogate endpoint in patients with NASH and a Phase III clinical outcome trial in patients with NASH and compensated cirrhosis. Although the FDA’s guidance during a consultation preceding the January 2023 protocol amendments was to continue NATiV3 as planned, the FDA has not objected to the protocol amendments, which we expect should improve enrollment rates and compress the time to completion of the trial and thus benefit the overall lanifibranor clinical program by:

●	reducing the number of biopsies a patient undergoes during the trial from three, as originally planned, to two,
●	reducing the trial duration a patient has to consent to from 7 years, as originally planned, to 72 weeks,
●	offering all patients in the trial access to a lanifibranor treatment for at least 48 weeks by allowing them to enter into a new active treatment extension study, and
●	potentially expanding the addressable patient population to include patients with NASH and compensated cirrhosis through the conduct of an additional Phase 3 trial, rather than the originally planned Part 2 of NATiV3.

The NATiV3 clinical trial, including the amended protocol, has been designed as a double-blind, placebo-controlled global pivotal Phase III clinical trial to assess the potential benefit of lanifibranor treatment on liver-related clinical outcomes. Patients will be randomized 1:1:1 to receive lanifibranor (800mg once daily or 1200mg once daily) or placebo. We anticipate submission of a new drug application, or NDA, to the FDA for accelerated approval based on liver histological endpoints of approximately 900 patients treated over a 72-week period for our Phase III trial, if the data is positive. After the pre-specified histological analysis, the trial will remain blinded and all patients randomized in Part 1 of the trial will have access to the active treatment if they decide to continue in a new active 48-week treatment extension study. A placebo-controlled exploratory cohort is also anticipated to be added in parallel to the NATiV3 trial and will include approximately 200 patients with NASH and fibrosis who are not eligible for NATiV3. We anticipate that this exploratory cohort may allow the generation of additional results using non-invasive tests and contribute to the safety database requirement to support the planned submission for potential accelerated approval. Under the new trial design, the originally-planned Part 2 of the NATiV3 trial, a clinical outcome trial that was planned to be conducted in approximately 2,000 patients with F2 and F3 fibrosis for a maximum period of seven years, will be replaced by a placebo-controlled Phase III outcome trial which will be event driven and is expected to last approximately three years depending on patient enrollment. The Phase III outcome trial is expected to randomize approximately 800 patients with NASH and compensated cirrhosis.

If the results of the outcome trial in patients with NASH and compensated cirrhosis confirm sufficient clinical benefit, we anticipate the results will be used in our planned submission of an NDA to the FDA for full approval and the potential expansion of the addressable patient population beyond patients with F2 and F3 fibrosis to include patients with NASH and compensated cirrhosis, a patient population at an increased risk of liver-related morbidity and mortality and for which the anti-fibrotic properties of lanifibranor could potentially prevent worsening of the disease. Subject to the implementation and effect of the protocol amendments and additional measures being reviewed and designed to accelerate the enrollment rate, the last patient first visit for the ongoing NATiV3 trial is now targeted for the second half of 2023 and the publication of the topline results of NATiV3 for the second half of 2025. As of March 27, 2023, 369 clinical sites have been activated. There is no assurance that we will achieve the anticipated benefits of the protocol amendments or additional measures.

In October 2021, we announced the design of LEGEND, a Phase IIa combination trial with lanifibranor and SGLT2 inhibitor empagliflozin, in patients with NASH and Type-2 Diabetes. The primary efficacy endpoint of the trial is a change in Hemoglobin A1c (HbA1c) at the end of the 24-week treatment compared to baseline. Secondary endpoints include changes in liver enzymes, glycaemic and lipids parameters, inflammatory markers and body fat composition. We expect a total of 63 patients with T2D will be randomized into the trial, in several sites in the United States and Europe. The diagnosis of non-cirrhotic NASH will be based on historic histology evaluation or a combination of non-invasive methods including imaging and serum metabolic diagnostic tests, or probable NASH. On March 8, 2022, we announced that the FDA had completed the tolerability evaluation of the IND application and has concluded that the LEGEND proof-of-concept Phase II clinical trial combining lanifibranor with empagliflozin1, an SGLT2 inhibitor, in patients with type 2 diabetes ("T2D") and non-cirrhotic NASH could continue. On July 7, 2022, we announced the initiation of the LEGEND Phase IIa clinical trial with the screening of the first patient. The publication of top line results is expected for the second half of 2023.

Odiparcil for the Treatment of MPS. Our second clinical-stage asset is odiparcil, which we were previously developing for the treatment of patients with mucopolysaccharidoses, or MPS, a group of rare genetic disorders characterized by an excessive accumulation of large sugar chains, known as glycosaminoglycans, or GAGs, in cells. As announced in 2020, we have decided to focus our clinical efforts on the development of lanifibranor for the treatment of NASH and as part of this decision, we are reviewing available options for potential further development of odiparcil for the treatment of MPS VI and may seek a third-party partner to help pursue the development and commercialization of odiparcil.

For the potential development of odiparcil, we had proposed to the FDA a potential single 52-week randomized, double-blind, placebo-controlled trial, followed by a 52-week safety extension with fifty MPS VI patients aged 5 to 15 receiving placebo or a low or high dose of odiparcil, depending on the patient’s weight, with approval potentially being sought after the initial 52 weeks of treatment if the primary end-point of improvement of a 6-minute walk test were met. In August 2022, we received feedback from the FDA that a single Phase 2/3 clinical trial with odiparcil in children with MPS VI could potentially support a marketing application. While we continue to suspend all MPS-related research and development activities while we evaluate our options, we believe the potential for an efficient development pathway for odiparcil for the treatment of MPS VI exists based on the FDA’s feedback and we continue to review potential options to further development of odiparcil for the treatment of MPS VI, which may include pursuing a partnership.

Odiparcil is an orally-available small molecule designed to modify how GAGs are synthesized. Odiparcil acts to facilitate the production of soluble GAGs that can be excreted in the urine, rather than accumulating in cells. Odiparcil has received orphan drug designation from the FDA and EMA and Rare Pediatric Disease Designation from the FDA for the treatment of MPS VI.

Discovery Engine. We have a scientific team of approximately 90 people with deep biology, medicinal and computational chemistry, pharmacokinetics, pharmacology and clinical development expertise. We also own a library of approximately 240,000 pharmacologically relevant molecules, 60% of which are proprietary, as well as a wholly-owned research and development facility. Using these assets and this expertise, we have built a discovery engine focused on small molecule compounds that target nuclear receptors, transcription factors and epigenetic modulation. We are leveraging this discovery engine to identify and develop compounds addressing a wide range of indications. Our Hippo signaling pathway program aims to disrupt the interaction between yes-associated protein, or YAP, and transcription enhancer associated domain transcription factors, or TEAD, an interaction that plays a key role in oncogenic and fibrotic processes. In xenograft and orthotopic models of malignant pleural mesothelioma, or MPM, we observed that YAP-TEAD inhibition was associated with reduced tumor growth and we are in the process of selecting development candidate for our Hippo program, which we anticipate entering pre-clinical development in 2024.

We are also advancing a pre-clinical program for the treatment of idiopathic pulmonary fibrosis, or IPF, and have validated a new target within the transforming growth factor beta, or TGF-β, signaling pathway. We aim to find an agonist of NR4A1 that could modulate the TGF-β1 pathway, which is the main driver of the fibrogenesis. Even though the TGF-β1 pathway appears to be central in the development of fibrosis, prior strategies targeting it directly were unsuccessful and even deleterious. We believe NR4A1 has anti-fibrotic properties coming from its ability to regulate the TGF- β1 signaling. We are evaluating the anti-fibrotic properties of agonist compounds that directly bind to NR4A1 and keep it in an active form to inhibit the TGF-β1 signaling.

Our Pipeline

(1) Licensing agreement giving Chia Tai Tianqing Pharmaceutical Group, Co., LTD. ("CTTQ"), an affiliate of Sino Biopharm, exclusive rights to develop and commercialize in China, Hong-Kong, Macao and Taiwan; (2) We suspended all MPS-related research and development activities in 2020, and continue to evaluate our options for potential further development of odiparcil for the treatment of MPS; (3) Lead generation means identifying molecules in anticipation of selecting candidates.

Our goal is to rapidly deliver multiple, novel and differentiated oral small molecule therapies to patients suffering from NASH, MPS, cancer and other diseases with significant unmet medical need. To work towards achieving our goal, we are pursuing the following strategies:

●	Demonstrate the Safety and Efficacy of Lanifibranor in the Treatment of NASH with Two Pivotal Clinical Trials. In June 2020, we announced positive topline results from our NATIVE Phase IIb clinical trial of lanifibranor in patients with NASH. In this trial, treatment with lanifibranor at a dose of 1,200 mg met the primary endpoint of a reduction in inflammation and ballooning with no worsening of fibrosis after 24 weeks of treatment, while continuing to show the favorable tolerability profile observed in prior clinical trials of lanifibranor. Treatment with lanifibranor at doses of 800 mg and 1,200 mg also met the key secondary endpoints of resolution of NASH with no worsening of fibrosis and, at the 1,200 mg does, improvement in liver fibrosis without worsening NASH, which are the primary endpoints relevant for seeking accelerated approval from the FDA and conditional approval from the EMA after the Phase III clinical trial is completed, if successful.

We have initiated LEGEND, a Phase IIa combination trial with lanifibranor and SGLT2 inhibitor empagliflozin, in patients with NASH and Type-2 Diabetes. The primary efficacy endpoint of the trial is a change in Hemoglobin A1c (HbA1c) at the end of the 24-week treatment compared to baseline. Secondary endpoints include changes in liver enzymes, glycaemic and lipids parameters, inflammatory markers and body fat composition

We are also supporting a Phase II investigator-initiated clinical trial studying lanifibranor for the treatment of non-alcoholic fatty liver disease, or NAFLD, the most common liver disorder in developed countries and a precursor to NASH. If positive, we expect that these data would support our registrational filings for lanifibranor for the treatment of NASH.

Lanifibranor has received fast track designation from the FDA for the treatment of NASH. Based on the broad anti-fibrotic and anti-inflammatory properties, as well as beneficial vascular and metabolic effects, of lanifibranor observed in pre-clinical and clinical development to date, we may also pursue development of lanifibranor for the treatment of NASH patients with stage 4 fibrosis, which is considered cirrhosis of the liver. Given our belief that NASH is underdiagnosed and poorly understood by the medical community, we have founded and sponsored the development of the panNASH Initiative, which is a working group of international independent scientific and medical NASH experts that aims to increase the visibility and contribute to a better understanding of NASH, including improving diagnosis and establishing best practices for the treatment of the disease. As part of the clinical development program of lanifibranor, we entered into an agreement with Sino Biopharm in September 2022 to support the clinical development and potential commercialization of lanifibranor in China.

●	Leverage the Power of Our Discovery Engine to Identify and Advance Additional Novel Programs in Areas with High Unmet Medical Need. We plan to leverage our library of approximately 240,000 pharmacologically relevant molecules, our advanced research and development facilities and our medicinal, computational chemistry, pharmacokinetics and pharmacology expertise to identify and develop new compounds. For example, we are in the process of selecting development candidate for our Hippo program, which we anticipate entering pre-clinical development in 2024.
●	Selectively Seek Strategic Partnerships to Maximize the Value of Our Assets. Our differentiated product candidates and robust discovery engine may enable us to address a wide variety of indications. We plan to selectively form research, development and commercial strategic partnerships around product candidates or disease areas that we believe could benefit from the resources of either larger biopharmaceutical companies or those specialized in a particular area of relevance. Similar to the agreement we entered into with Sino Biopharm to support the clinical development and potential commercialization of lanifibanor in China, we are also evaluating other potential partnerships and arrangements for the clinical development and potential commercialization of lanifibranor in Asia.
●	Optimize the Development of Odiparcil. We have decided to focus our clinical efforts on the development of lanifibranor for the treatment of NASH. During this time, we have suspended all MPS-related research and development activities and are reviewing available options to optimize the development of odiparcil for the treatment of MPS VI. In 2022 we received feedback from the FDA indicating that odiparcil could be administered to pediatric patients with MPS VI and that our design of a single Phase II/III study could potentially support a future marketing application for odiparcil. Inventiva continues to evaluate possible options for the further development of odiparcil for the treatment of MPS VI. As part of this decision, we may seek a strategic partner to help pursue the development of odiparcil in MPS patients.

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

Though there are no currently approved therapies for the treatment of NASH and we believe that lanifibranor is the only pan-PPAR agonist in clinical development for this indication, we cannot assure you that any of our products that we successfully develop will be clinically superior or scientifically preferable to products developed or introduced by our competitors. We face strong competitors who are conducting ongoing clinical trials, such as Madrigal, Intercept Pharmaceuticals, Novo Nordisk, Akero Therapeutics. As of the date of this report, more than 70 Phase I, II and III clinical trials enrolling patients are listed on the clinicaltrials.gov website. These competitors could obtain marketing authorization in the indications targeted by us, which could have a negative impact on the recruitment and retention of patients randomized to the placebo group. Moreover, certain patients could prefer to undergo treatment that has obtained a marketing authorization rather than participate or continue their participation in an ongoing clinical study with the possibility of being assigned to the placebo-controlled part. Intercept Pharmaceuticals announced its accelerated marketing authorization filing for ocaliva with the FDA for the treatment of NASH in December 2022. The EU marketing authorisation for ocaliva for the treatment of advanced fibrosis was withdrawn in December 2021.

In December 2022, Madrigal Pharmaceuticals announced positive results from their Phase III clinical trial and is expected to submit their Accelerated Marketing Authorization Application to the US FDA in 2023. Novo Nordisk is also conducting a Phase III clinical study for the treatment of NASH with their lead molecule semaglutide, which is already marketed for the treatment of type 2 diabetes and obesity. Akero Therapeutics announced positive results from their Phase IIb clinical study in 2022 and are expected to initiate a Phase III clinical study in 2023 while other companies, including 89Bio, Altimmune, AstraZeneca, Lilly, GNM Bio, NorthSea, Terns,

Viking, BMS, BI, Pfizer, Regeneron, Gilead Sciences, have drug candidates for the treatment of NASH that are in less advanced clinical or preclinical development stages.

ERT is the standard of care for the treatment of MPS with current therapies being marketed by BioMarin Pharmaceuticals, Inc., Takeda, Sanofi Genzyme, Shire Plc and Ultragenyx Pharmaceuticals, Inc. Additional ERTs, as well as gene therapy approaches to treating MPS, are in various stages of pre-clinical and clinical development.

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

As of December 31, 2022, with respect to lanifibranor, we own five issued U.S. patents and approximately 112 patents and patent applications in other jurisdictions. As of December 31, 2022, with respect to odiparcil, we own two issued U.S. patents, and approximately 84 patent and patent applications in other jurisdictions. We cannot predict whether the patent applications we pursue will issue as patents in any particular jurisdiction or whether the claims of any issued patents will provide any proprietary protection from competitors. The patent portfolios for our lead product candidates as of December 31, 2022 are summarized below.

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

Lanifibranor

With respect to lanifibranor patent rights, as of December 31, 2022, we own five U.S. patents, which are due to expire between December 2026 and November 2039 excluding any additional term for patent term extension. Outside the United States, we own approximately 104 patents issued in approximately 55 jurisdictions, including Australia, Canada, China, a number of European countries, Japan, Korea, Israel and Russia; and approximately 8 patent applications pending in approximately six jurisdictions including Brazil, Canada, Egypt, Japan, Philippines and Tunisia. The foregoing patents and patent applications cover lanifibranor and methods of making and using lanifibranor.

On November 28, 2022, we announced that the United States Patent and Trademark Office granted a patent (U.S. Patent No. 11,504,380) that protects the use of lanifibranor for the treatment of cirrhotic patients at risk of progressing from compensated stage to decompensated stage.

Odiparcil

With respect to odiparcil, as of December 31, 2022, we own two issued U.S. patents, which are due to expire in October 2034, excluding any additional term for patent term extension. Outside the United States, we own approximately 83 patents issued in approximately 43 jurisdictions, including a number of European countries; and one patent application pending in Tunisia. The foregoing patents and patent applications cover methods of using odiparcil.

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

Approval Process

The FDA must approve any new drug or a drug with certain changes to a previously approved drug before a manufacturer can market it in the United States. If a company does not comply with applicable United States requirements it may be subject to a variety of administrative or judicial sanctions, such as FDA refusal to approve pending applications, warning or untitled letters, clinical holds, drug recalls, drug seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties, and criminal prosecution. The steps we must complete before we can market a drug include:

●	completion of pre-clinical laboratory tests, animal studies, and formulation studies, all performed in accordance with the FDA’s good laboratory practice, or GLP, regulations;
●	submission to the FDA of an investigational new drug, or IND, application for human clinical testing, which must become effective before human clinical studies start. The sponsor must update the IND annually;
●	approval of the study by an independent institutional review board, or IRB, or ethics committee representing each clinical site before each clinical study begins;

●	performance of adequate and well-controlled human clinical studies to establish the safety and efficacy of the drug for each indication to the FDA’s satisfaction;
●	submission to the FDA of a new drug application, or NDA;
●	potential review of the drug application by an FDA advisory committee, where appropriate and if applicable;
●	satisfactory completion of an FDA inspection of the manufacturing facility or facilities to assess compliance with current good manufacturing practices, cGMP, or regulations; and
●	FDA review and approval of the NDA.

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

Clinical Studies

Clinical studies involve administering the investigational new drug to healthy volunteers or patients under the supervision of a qualified investigator. The company must conduct clinical studies:

●	in compliance with federal regulations;
●	in compliance with good clinical practice, or GCP, an international standard meant to protect the rights and health of patients and to define the roles of clinical study sponsors, administrators, and monitors; as well as
●	under protocols detailing the objectives of the trial, the safety monitoring parameters, and the effectiveness criteria.

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

●	Phase I. The company evaluates the drug in healthy human subjects or patients with the target disease or condition. These studies typically evaluate the safety, dosage tolerance, metabolism and pharmacologic actions of the investigational new drug in humans, the side effects associated with increasing doses, and, if possible, gain early evidence on effectiveness.

●	Phase II. The company administers the drug to a limited patient population to evaluate dosage tolerance and optimal dosage, identify possible adverse side effects and safety risks, and preliminarily evaluate efficacy.
●	Phase III. The company administers the drug to an expanded patient population, generally at geographically dispersed clinical study sites, to generate enough data to statistically evaluate dosage, clinical effectiveness and safety, to establish the overall benefit-risk relationship of the investigational drug, and to provide an adequate basis for product approval.
●	Phase IV. In some cases, the FDA may condition approval of an NDA for a drug on the company’s agreement to conduct additional clinical studies after approval. In other cases, a sponsor may voluntarily conduct additional clinical studies after approval to gain more information about the drug. We typically refer to such post-approval studies as Phase 4 clinical studies.

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

The FDA may withdraw approval if a company does not comply with regulatory requirements and maintain standards or if problems occur after the drug reaches the market. If a company or the FDA discovers previously unknown problems with a drug, including adverse events of unanticipated severity or frequency, issues with manufacturing processes, or the company’s failure to comply with regulatory requirements, the FDA may revise the approved labeling to add new safety information; impose post-marketing studies or other clinical studies to assess new safety risks; or impose distribution or other restrictions under a REMS program. Other potential consequences may include:

●	restrictions on the marketing or manufacturing of the drug, complete withdrawal of the drug from the market or drug recalls;

●	fines, warning letters or holds on post-approval clinical studies;
●	the FDA refusing to approve pending NDAs or supplements to approved NDAs, or suspending or revoking of drug license approvals;
●	drug seizure or detention, or refusal to permit the import or export of drugs; or
●	injunctions or the imposition of civil or criminal penalties.

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

There have been judicial, Congressional and executive branch challenges to certain aspects of the Affordable Care Act. In addition, there have been a number of health reform measures by the Biden administration that have impacted the Affordable Care Act. For example, on August 16, 2022, President Biden signed the Inflation Reduction Act of 2022, or IRA, into law, which among other things, extends enhanced subsidies for individuals purchasing health insurance coverage in Affordable Care Act marketplaces through plan year 2025. The IRA also eliminates the “donut hole” under the Medicare Part D program beginning in 2025 by significantly lowering the beneficiary maximum out-of-pocket cost and creating a new manufacturer discount program. It is possible that the Affordable Care Act will be subject to judicial or Congressional challenges in the future. It is unclear how such challenges and the healthcare reform measures of the Biden administration will impact the Affordable Care Act.

In addition, other health reform measures have been proposed and adopted in the United States since the Affordable Care Act was enacted. For example, as a result of the Budget Control Act of 2011, as amended, providers are subject to Medicare payment reductions of 2% per fiscal year until 2031, unless additional Congressional action is taken. Under current legislation, the actual reduction in Medicare payments will vary from 1% in 2022 to up to 4% in the final fiscal year of this sequester. Further, the American Taxpayer Relief Act of 2012 reduced Medicare payments to several providers and increased the statute of limitations period for the government to recover overpayments from providers from three to five years. Additionally, on March 11, 2021, President Biden signed the American Rescue Plan Act of 2021 into law, which eliminates the statutory Medicaid drug rebate cap, currently set at 100% of a drug’s average manufacturer price, for single source and innovator multiple source drugs, beginning January 1, 2024.

Further, there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several recent Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, reduce the cost of drugs under Medicare, and reform government program reimbursement methodologies for drugs. For example, at the federal level, in July 2021, the Biden administration released an executive order, “Promoting Competition in the American Economy,” with multiple provisions aimed at prescription drugs. In response to Biden’s executive order, on September 9, 2021, HHS released a Comprehensive Plan for Addressing High Drug Prices that outlines principles for drug pricing reform and sets out a variety of potential legislative policies that Congress could pursue as well as potential administrative actions HHS can take to advance these principles. In addition, the IRA, among other things, (1) directs HHS to negotiate the price of certain single-source drugs and biologics covered under Medicare and (2) imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation. These provisions will take effect progressively starting in fiscal year 2023, although they may be subject to legal challenges. Further, the Biden administration released an additional executive order on October 14, 2022, directing HHS to submit a report within 90 days on how the Center for Medicare and Medicaid Innovation can be further leveraged to test new models for lowering drug costs for Medicare and Medicaid beneficiaries. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. It is also possible that additional governmental action is taken in response to the COVID-19 pandemic.

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

The exclusivity period may increase to 12 years if, among other things, the MAA includes the results of studies from an agreed pediatric investigation plan. Notwithstanding the foregoing, a MA may be granted for the same therapeutic indication to a similar drug if:

●	the holder of the MA for the original orphan drug has given its consent to the second applicant;
●	the holder of the MA for the original orphan drug is unable to supply sufficient quantities of the drug; or
●	the second applicant can establish in the application that the second drug, although similar to the orphan drug already authorized, is safer, more effective or otherwise clinically superior.

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

Other Healthcare Laws Impacting Sales, Marketing, and Other Company Activities

Numerous regulatory authorities in addition to the FDA, including, in the United States, the CMS, other divisions of HHS, the United States Department of Justice, and similar foreign, state, and local government authorities, regulate and enforce laws and regulations applicable to sales, promotion and other activities of pharmaceutical manufacturers. These laws and regulations may impact, among other things, our clinical research programs, proposed sales and marketing and education activities, and financial and business relationships with future prescribers of our product candidates, once approved. These laws and regulations include federal, state and foreign anti-kickback, false claims, and data privacy and security laws, which are described below, among other legal requirements that may affect our current and future operations.

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

Anti-kickback laws including, without limitation, the federal Anti-Kickback Statute that applies to items and services reimbursable under governmental healthcare programs such as Medicare and Medicaid, make it illegal for a person or entity to, among other things, knowingly and willfully solicit, receive, offer or pay remuneration, directly or indirectly, to induce, or in return for, purchasing, leasing, ordering, or arranging for or recommending the purchase, lease, or order of any good, facility, item, or service reimbursable, in whole or in part, under a federal healthcare program. Due to the breadth of the statutory provisions, limited statutory exceptions and regulatory safe harbors, and the scarcity of guidance in the form of regulations, agency advisory opinions, sub-regulatory guidance and judicial decisions addressing industry practices, it is possible that our practices might be challenged under anti-kickback or similar laws. Moreover, recent healthcare reform legislation has strengthened these laws. For example, the Affordable Care Act, among other things, amends the intent requirement of the federal Anti-Kickback Statute and criminal healthcare fraud statute to clarify that a person or entity does not need to have actual knowledge of these statutes or specific intent to violate them in order to have committed a crime. In addition, Affordable Care Act clarifies that the government may assert that a claim that includes items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act.

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

Item 5.    Operating and Financial Review and Prospects.

You should read the following discussion of our operating and financial review and prospects in conjunction with our audited consolidated financial statements and the related notes thereto included elsewhere in this Annual Report. In addition to historical information, the following discussion and analysis contains forward looking statements that reflect our plans, estimates and beliefs. Our actual results and the timing of events could differ materially from those anticipated in the forward looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this Annual Report, particularly in sections titled “Risk Factors” and “Special Note Regarding Forward Looking Statements.” The audited consolidated financial statements as of and for the years ended December 31, 2022, 2021 and 2020 were prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

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

We began our operations in 2012 following the purchase of assets from Abbott Laboratories, or Abbott. Our operations have focused on organizing and staffing our company, business planning, raising capital, entering into collaboration agreements and conducting pre-clinical and clinical development of our product candidates. We do not have any products approved for sale and have not generated any revenue from product sales. We received a net aggregate of €96.0 million in payments from Abbott pursuant to agreements entered into in connection with our formation, and raised €44.6 million in net proceeds from the initial public offering of our ordinary shares on

Euronext Paris in February 2017, followed by €32.4 million in net proceeds from a private placement of our ordinary shares in April 2018, €8.6 million in net proceeds from two capital increases for categories of investors in September and October 2019, €14.6 million in net proceeds from a capital increase for categories of investors in February 2020.

In July 2020, we completed our initial public offering on the Nasdaq Global Market of an aggregate of 7,478,261 new ordinary shares in the form of American Depositary Shares, or ADSs, each representing one ordinary share at an offering price of $14.40 per ADS, for an aggregate gross proceeds amount of $107.7 million, equivalent to approximately €94.1 million (based on exchange rate on July 15, 2020, date of receipt of funds), before deduction of underwriting commissions and estimated expenses payable by us. Our net proceeds from this global offering were approximately €87 million. We established an “At-The-Market” program for aggregate gross sales proceeds of up to $100,000,000 in August 2021 and raised $30 million in gross proceeds through that program in September 2021, $1.9 million in October 2021 and €9.4 million in June 2022.

We also received payments under our license and collaboration agreement with CTTQ and under our now-terminated collaboration agreements with AbbVie and Boehringer Ingelheim International GmbH, or BI, research tax credits, subsidies and bank borrowings.

In May 2022, we entered into a finance contract with the European Investment Bank for up to €50 million (“Finance Contract”). The Finance Contract provides for funding in two equal tranches of €25 million, the disbursement of each tranche being subject to the fulfilment of certain conditions. Borrowings under the Finance Contract shall bear an interest rate equal to 8% per annum for the first tranche and 7% per annum for the second tranche. Each tranche shall be repayable in a single instalment on the maturity date of the relevant tranche, which shall be no later than four years after the disbursement of the first tranche and no later than three years after the disbursement of the second tranche. Following the satisfaction of the conditions attached to the first tranche, €25 million were disbursed on December 8, 2022.

In May 2020, we entered into three credit agreements pursuant to which we received €10.0 million in the form of State Guaranteed Loans (Prêts Garantis par l'Etat, or “PGE”), which were provided by a syndicate of French banks and are guaranteed by the French government in the context of the COVID-19 pandemic. The loans were initially set to mature in May 2021, but were amended to extend the maturity date for up to an additional four years. The amendments provide for linear repayment extension over four years, beginning in July 2022 for one PGE loan, and in September 2022 for the other two PGE loans, until May 2026.

In June 2022, we entered into three loan agreements with a syndicate of French banks for a total amount of €5.3 million. One loan agreement was part of a state-guaranteed PGE loan facility with Bpifrance and the other two loan agreements were part of a stimulus economic plan (Prêts Participatifs Relance, or “PPR”) granted by Crédit Agricole Champagne-Bourgogne and Société Générale. The 2022 PGE loan granted by Bpifrance is guaranteed up to 90% by the French government and has a maturity aligned with the existing May 2020 PGE, for which the Company has opted for a linear repayment extension until May 2026. The two PPR loans are guaranteed predominantly by the French government and feature an eight-year financing period and a four-year repayment period.

We have incurred significant operating losses since our inception. Our net loss was €33.6 million, €49.6 million and €54.3 million for the year ended December 31, 2020, 2021 and 2022, respectively. We had cash and cash equivalents of €105.7 million, €86.6 million and €86.7 million as of December 31, 2020, 2021 and 2022, respectively. We expect to incur significant expenses and substantial operating losses over the next several years as we advance clinical development and prepare for potential commercialization of lanifibranor and continue our pre-clinical and research and development efforts of our other product candidates. Our net losses may fluctuate significantly from quarter to quarter and year to year, depending on the timing of our clinical trials, the payment of milestone and other payments, if any, under our collaboration with CTTQ and any potential other partners, and our expenditures on other research and development activities. We anticipate that our expenses will increase substantially in connection with our ongoing activities, as we:

●	continue the ongoing and planned clinical development of lanifibranor;
●	initiate pre-clinical studies and clinical trials with respect to our other development programs;
●	develop, maintain, expand and protect our intellectual property portfolio;
●	manufacture, or have manufactured, clinical and commercial supplies of our product candidates;
●	seek marketing approvals for our current and future product candidates that successfully complete clinical trials;

●	establish a sales, marketing and distribution infrastructure to commercialize any product candidate for which we may obtain marketing approval;
●	hire additional clinical, quality control and scientific personnel; and
●	incur additional costs associated with operating as a public company in the United States.

Impact of COVID-19

The impact of COVID-19 on our financial position and operating results has so far been limited. However, the recruitment and screening of new patients for the Phase II trial of lanifibranor in Non-Alcoholic Fatty Liver Disease, or NAFLD, was temporarily suspended due to the COVID-19 pandemic in 2021. In addition, while the COVID19 pandemic has eased globally, the strain on health systems continues to affect clinical sites, notably through staffing shortages and higher turnover. The Company saw slower than predicted site activation, screening and enrollment due to negative impacts from the COVID-19 pandemic and the Company continues to be unable to conduct clinical trial activities at sites originally located in Ukraine and Russia. However, the delay in NATiV3 the Company faced in the first half of 2022 was primarily due to a higher than originally projected screen failure rate resulting in slower than anticipated enrollment rate.

At the present date, we are not aware of specific events or circumstances that would require us to update our estimates, assumptions and judgments or to revise the carrying amounts of our assets and liabilities. Such estimates may be adjusted as new events occur and additional information is obtained. The adjustments will be recognized in the consolidated financial statements as soon as we become aware of such new events or additional information. Actual results may differ from the estimates and any differences may have a material impact on our consolidated financial statements.

A.	Operating Results

Revenue

Our revenue has consisted primarily of up-front and milestone payments, as well as service fees, received in connection with our licensing and collaboration agreement with CTTQ, and our prior collaboration agreements with AbbVie and Boehringer Ingelheim, which were terminated in October 2022 and November 2019, respectively.

In September 2022, we entered into a licensing and collaboration agreement with CTTQ to develop, import, manufacture, commercialize and market lanifibranor, subject to regulatory approval, for the treatment of NASH and potentially other metabolic diseases, in China, Hong Kong, Macau and Taiwan (Greater China). On September 28, 2022, the Company invoiced to CTTQ $12.6 million (the total invoiced corresponds to the initial payment of $12 million, and an additional billing of $0.6 million not included in the contract, following an agreement reached between the parties after the signature of the licensing and collaboration agreement). On November 4, 2022, CTTQ paid us $11.4 million after deducting the withholding taxes of $1.3 million)1 and is obligated to make (i) additional payments for an aggregate amount of up to $40 million upon the achievement of certain development and regulatory milestones; and (ii) additional payments for an aggregate amount of up to $250 million upon the achievement of certain commercial milestones. In addition, subject to regulatory approval of lanifibranor, we have the right to receive tiered royalties ranging from high single-digit to mid-teen double digits of net sales by CTTQ in Greater China during the first three years of commercialization and from low to mid-teen double digits starting from year four. Depending on multiple factors, including Chinese regulatory authorities’ decisions, CTTQ is expected to either join our ongoing NATiV3 Phase III clinical trial of lanifibranor in NASH or run an independent local phase III clinical trial of lanifibranor. CTTQ will bear all costs associated with the trials conducted in Greater China.

1 The Company invoiced €12.8 million on September 28, 2022 (corresponds to the initial payment of €12.1 million euros, and an additional invoicing of €0.6 million) and received on November 4, 2022, €11.5 million after deduction of withholding tax for €1.3 million. The exchange rate on the invoice date was 1.009 euros for one dollar.

We previously had a strategic collaboration with AbbVie in the area of autoimmune diseases. Our joint efforts led to the discovery of cedirogant, which was being evaluated by AbbVie in a Phase II clinical trial for the treatment of moderate to severe psoriasis, for which we received a milestone payment of €4.0 million in January 2022 (recognized as revenue over 2021). On October 28, 2022, AbbVie announced that they decided to stop the development of cedirogant and the collaboration agreement was terminated accordingly. Following such termination, we will not receive additional milestone payments under this partnership.

To date, we have not generated any revenue from the sale of products and do not expect to do so for several years, if ever. Our ability to generate product revenue and to become profitable will depend upon our ability to successfully develop and commercialize lanifibranor and our other potential programs. Because of the numerous risks and uncertainties associated with product development and regulatory approval, we are unable to predict the amount or timing of product revenue.

Other Income

Our other income consists primarily of research tax credits.

Research tax credits (crédit d'impôt recherche), or CIR, are granted by the French tax authorities to encourage technical and scientific research by French companies. Companies that demonstrate expenses that meet the required criteria, including research expenses located in France or certain other European countries, receive a tax credit that can be used against the payment of the corporate tax due the fiscal year in which the expenses were incurred and during the next three fiscal years. Companies may receive cash reimbursement for any excess portion. We requested the reimbursement of the CIR for 2019 in 2020 (fully paid in June 2020), the reimbursement of the CIR for 2020 in 2021 (fully paid in June 2021), the reimbursement of the CIR for 2021 in 2022 (fully paid in April 2022) and we expect to request the reimbursement of the CIR for 2022 in 2023. Each request for reimbursement was and is expected to be made under the community tax rules for small and medium sized entities and in compliance with the current regulations. CIRs are subject to audit by the French tax authorities.

In 2020, 2021 and 2022, the CIR corresponds to the amount of research tax credit recorded for each period and corrective claim established by the Company following the July 22, 2020 decision of the French administrative supreme court (“Conseil d’Etat”). The research tax credit (both in France and in the US) for the years ended December 31, 2022, 2021, and 2020 amounted €5.9 million, €3.8 million and €4.8 million, respectively.

Research and Development Expenses

Research and development expenses consist primarily of costs incurred in connection with the development of our product candidates and pre-clinical programs. We expense research and development costs as incurred. These expenses include:

●	personnel expenses, including salaries, benefits and share-based compensation expense, for employees engaged in research and development activities;
●	costs of funding research performed by third parties, including payments made by us pursuant to agreements with contract research organizations, trial sites and consultants that conduct our pre-clinical studies and clinical trials;
●	expenses incurred under agreements with contract manufacturing organizations, including manufacturing scale-up expenses and the cost of acquiring and manufacturing pre-clinical study and clinical trial materials;
●	expenses for regulatory activities, including filing fees paid to regulatory agencies;
●	depreciation and amortization; and
●	allocated expenses for facility costs, including rent, utilities and maintenance.

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

We expect that our research and development expenses will increase for the foreseeable future as we seek to advance development of lanifibranor and potentially other product candidates. Further, product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. The successful development of our product candidates is highly uncertain. At this time, we cannot reasonably estimate or know the nature, timing and costs of the efforts that will be necessary to complete the remainder of the development of lanifibranor, and we may never succeed in obtaining regulatory approval for lanifibranor or any product candidates we may decide to develop. We are also unable to predict when, if ever, material net cash inflows may commence from sales of lanifibranor or any product candidates we may develop, due to the numerous risks and uncertainties associated with clinical development, including risks and uncertainties related to:

●	the number of clinical sites included in the trials;
●	the length of time required to enroll suitable patients;
●	the number of patients that ultimately participate in the trials;
●	the number of doses patients receive;
●	the duration of patient follow-up;
●	the results of our clinical trials;
●	the establishment of commercial manufacturing capabilities;
●	the receipt of marketing approvals; and
●	the commercialization of product candidates.

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

We anticipate that our general and administrative expenses will increase in the future as we grow our support functions for the expected increase in our research and development activities and the potential commercialization of our product candidates. We also anticipate continuing expenses associated with being a public company in the United States and France, including costs related to audit, legal, regulatory and tax-related services associated with maintaining compliance with U.S. and French exchange listing and SEC and AMF requirements, director and officer insurance premiums, and investor relations costs.

Marketing — Business Development Expenses

Marketing — business development expenses consist primarily of consulting fees and other taxes, and personnel costs, including salaries, benefits and share-based compensation expense, for our business development team. We anticipate that our sales and marketing expenses will increase in the future as we prepare for the potential launch and commercialization of our product candidates, if approved.

Other Operating Income (Expenses)

For the year ended December 31, 2022, our other operating income (expenses) consisted primarily of:

●	reversal of provision related to tax litigation with the French tax authority regarding payroll taxes for fiscal years 2016 and 2017, which amounted to €0.2 million;
●	the reversal of provision related to Notice of Recovery penalties related to the payroll taxes for the taxable year 2016 and 2017, which amounted to €0.1 million;
●	the late payment interest on CIR 2013 to 2015, which amounted to €0.1 million; and
●	costs related to capital increase in the context of our “At The Market” (“ATM program”), which amounted to €0.1 million.

For the year ended December 31, 2021, our other operating income (expenses) consisted primarily of:

●	the reversal of provision related to our research tax credit for the fiscal years 2013 to 2015, which amounted to €1.5 million, offset by the accrued expense accounted for the same amount;
●	costs related to the public offering of securities insurance entered into in connection with our initial public offering on the Nasdaq Global Market in July 2020, amounting to €0.8 million; and,
●	to a lesser extent, the reversal of the depreciation of the tax loss carry-back receivable amounting to €0.3 million and the reassessment of the CIR 2017 receivable for a net amount of €0.2 million.

For the year ended December 31, 2020, our other operating income (expenses) consisted primarily of:

●	corrective claims for additional reimbursements of CIR with regard to the fiscal years 2017 to 2019, following a decision of the Council of State in July 2020 on the eligibility of subcontracting expenses, amounting to €2.9 million;
●	costs incurred in connection with our initial public offering on the Nasdaq Global Market which could not be deducted from the issue premium, amounting to €2.8 million;
●	additional provisions related to our research tax credit for the fiscal years 2013 to 2015 and 2017, amounting to €1.8 million; and,
●	to a lesser extent, full depreciation of the tax loss carry-back receivable, amounting to €0.3 million, following the reception on December 7, 2020, of a tax reassessment that rejected the entire deficit carry-back which was recognized by the Company since 2017.

Payroll tax

In 2019, our payroll taxes for the 2016, 2017 and 2018 taxable years were audited by the French tax authorities and we received a proposed tax adjustment of €1.7 million (including penalties and late payment interest) in December 2019. We challenged the adjustment and, on June 16, 2020, we received a response from the tax authorities resolving the dispute in our favor for fiscal year 2018 and were granted a concession on the related payroll taxes. On October 30, 2020, we received the Notice of Recovery related to the payroll taxes for the taxable year 2016 and 2017 requesting the payment of €1.2 million (including penalties and late payment interest until December 31, 2019). On December 8, 2020, we sent a contentious claim with a request for a suspension of payment. The tax authorities responded favorably to the request, subject to the receipt of a guarantee in the amount of €1.0 million, which we provided in the form of a bank guarantee from Crédit Agricole. For the payroll tax for fiscal years 2016 and 2017, the French tax authorities rejected, by letter dated November 26, 2021, our claim for a total amount of €1.2 million (including penalties and late payment interest).

In January 2021, the administrative court of Dijon rejected our contest claim against the tax authorities for the tax adjustments regarding payroll tax for the fiscal years 2013 to 2015. Consequently, in February 2021, we received formal notice to pay an aggregate amount of €1.9 million , to the tax authorities. In March 2021, Abbott paid us the €2.0 million corresponding to the maximum compensation guaranteed by Abbott and we paid €1.8 million to the tax authorities in June 2021, including €1.3 million by offsetting VAT credit receivables and €0.5 million by bank transfer. Following this payment, Credit Agricole agreed to release the related bank guarantee on short-term deposit for €1.0 million.

On February 15, 2022, we received a global settlement offer from the French tax authorities regarding the tax audit carried out on payroll taxes for 2016 and 2017, and on the CIR for fiscal years 2013 to 2015. We have accepted this proposed settlement. There was no significant impact on the accounts as at December 31, 2022.

CIR

Following the tax audit for fiscal years 2013 to 2015, we received a collection notice on August 17, 2018 for an amount of €1.9 million, including penalties and late payment interest. We initially estimated the maximum risk in connection with the CIR reassessment to be limited to €0.4 million until December 2019. As at December 31, 2020, we had accounted for an additional provision in the amount of €1.1 million to cover the total amount disputed. On November 26, 2021, the tax authorities partially accepted our claim relating to the research tax credit for the years 2013 to 2015 and granted a concession of €0.3 million. Following this letter, the provision recorded for a total amount of €1.5 million in 2020 has been fully reversed and an accrual has been recorded for the same amount as of December 31, 2021.

On February 15, 2022, we received the aforementioned global settlement offer from the French tax authorities regarding the tax audit carried out on payroll taxes for 2016 and 2017 and on the CIR for fiscal years 2013 to 2015. We have accepted this proposed settlement. There was no significant impact on the accounts as at December 31, 2022.

In addition, in 2019, we received a partial reimbursement of the 2017 CIR, in the amount of €3.6 million instead of the €4.5 million initially requested. At December 31, 2020, we estimated the maximum risk with respect the 2017 CIR to be €0.9 million, corresponding to the full amount not yet reimbursed by the tax authorities. On December 6, 2021, we sent a new letter specifying that €0.2 million of the amount not yet reimbursed by the tax authorities corresponded to eligible subcontracting expenses related to the decision of the administrative supreme court (“Conseil d’Etat”) on July 22, 2020 and was compliant with the conditions of the research tax credit. We offered to waive all claims for the remaining 2017 CIR amount of €0.6 million. In January 2022, the tax authorities accepted this request and grant us a concession of €0.2 million. Following this letter, the provision recorded for a total amount of €0.9 million had been fully reversed and the receivable relating to CIR 2017 has been reduced to €0.2 million, corresponding to the rebate granted by tax authorities.

Net Financial Income (Expense)

Net financial income (expense) of 2022 relates primarily to foreign exchange gains and losses, interest and other expense for loans and other financial debts as well as fair value loss on derivatives, offset by income received from cash and cash equivalents and short term investments. Our cash and cash equivalents have been deposited primarily in cash accounts and term deposit accounts with short maturities.

The net financial income (expense) of 2021 and the net financial expense (income) of 2020 related primarily to foreign exchange gains and losses as well as fair value gains and losses on forwards. Our cash and cash equivalents have been deposited primarily in cash accounts and term deposit accounts with short maturities.

Income Tax

Income tax reflects our current income tax, as well as our deferred tax income (expense).

In 2020, 2021 and 2022, we have faced tax losses. As the recoverability of our tax losses is not considered probable in subsequent periods due to the uncertainties inherent in our business, no deferred tax assets were recognized in the consolidated financial statements as of December 31, 2020, 2021 and 2022.

In 2022, we faced a tax expense of €34 thousand and a deferred tax income of €54 thousand, both related to the activity of our subsidiary Inventiva Inc. in the United States.

In 2021, we faced a tax expense of €30 thousand related to the activity of our subsidiary Inventiva Inc. in the United States and paid €0.3 million regarding a deficit carry-back.

Comparison of the years ended December 31, 2021 and 2022

Revenue

We generated revenue of €12.2 million in the year ended December 31, 2022, an increase of €8.0 million compared to revenue of €4.2 million generated for the year ended December 31, 2021. The increase was related to the initial payment of $12.0 million2 following the license and collaboration agreement we signed with CTTQ on September 22, 2022. In the year ended December 31, 2021, the revenue primarily originated from the milestone payment of €4.0 million following the launch of Phase IIb clinical trials with cedirogant as part of the collaboration agreement with AbbVie, which trial and partnership has since been terminated by AbbVie as described above.

Other Income

We generated other income of €6.6 million in the year ended December 31, 2022, compared to other income of €4.3 million generated in the year ended December 2021, which represents an increase of 54%. Other income mainly consisted of research tax credit (both in France and in the U.S.) 2021 and 2022 in the amounts of €3.8 million and €5.9 million recorded in 2021 and 2022 respectively.

Research and Development Expenses

Our research and development expenses were €60.5 million in the year ended December 31, 2022, an increase of €12.0 million compared to research and development expenses of €48.5 million in the year ended December 31, 2021.

The components of our research and development expenses were as follows for the periods presented:

	Year ended December 31,
(in thousands of €)	2021	2022	% change
Research, pre‑clinical study and clinical trial expenses	33,004	42,375	28%
Personnel costs, other than share‑based compensation	8,352	9,751	17%
Share‑based compensation expense	1,293	1,397	8%
Other expenses	5,803	6,945	20%
Total research and development expenses	48,452	60,469	25%

The increase in our research and development expenses was primarily the result of a €9.4 million increase in research, pre-clinical study and clinical trial expenses, mainly related to lanifibranor Phase III clinical study for NASH and the initiation of Phase II LEGEND, and to a lesser extent, a €1.5 million increase, or 16%, in connection with personnel costs.

2. The Company invoiced €12.8 million on September 28, 2022 (corresponds to the initial payment of €12.1 million euros, and an additional invoicing of €0.6 million) and received on November 4, 2022, €11.5 million after deduction of withholding tax for €1.3 million. The exchange rate on the invoice date was 1.009 euros for one dollar

Research, pre-clinical study and clinical trial expenses are broken down by product candidate for the years ended December 31, 2021 and 2022 in the following table:

	Year ended December 31,
(in thousands of €)	2021	2022	% change
Lanifibranor	31,324	40,332	29%
YAP/TEAD	732	991	35%
NUAK	481	124	(74)%
NR4A1	235	787	234%
Other	232	141	(39)%
Total Research, pre‑clinical study and clinical trial expenses	33,004	42,375	25%

The increase by €9.4 million in research, pre-clinical study and clinical trial expenses is primarily related to lanifibranor, for which the related research, pre-clinical study and clinical trial expenses increased by €9.0 million mainly due to the NATiV3 Phase III clinical study for lanifibranor in NASH.

General and Administrative Expenses

Our general and administrative expenses were €12.9 million in the year ended December 31, 2022, an increase of €1.8 million, or 16% compared to general and administrative expenses of €11.2 million in the year ended December 31, 2021. The increase is mainly due to (i) the additional insurance, legal, audit, communication (investor relations) and consulting fees related to our dual listing status following our initial public offering on the Nasdaq Global Market and (ii) the full year effect of our U.S. affiliate.

Marketing — Business Development Expenses

Our marketing — business development expenses were €2.6 million in the year end December 31, 2022, an increase of €2.2 million, compared to the marketing — business development expenses of €0.4 million in the year ended December 31, 2021.

The increase is primarily due to consulting fees (€0.6 million) and withholding tax (€1.3 million) related to entering into the license and collaboration agreements with CTTQ in September 2022; and, to a lesser extent, to the increase in communication expenses related to the NATiV3 clinical trial.

Other Operating Income (Expenses)

In the year ended December 31, 2022, our net other operating expense was almost nil.

In the year ended December 31, 2021, we had net other operating expense of €0.6 million, primarily related to insurance costs relating to the public offering of securities, for an amount of €0.8 million partially offset by the reassessment of the CIR 2017 receivable for a net amount of €0.2 million and a reversal of depreciation of the tax loss carry back receivable for €0.3 million.

Net Financial Income (Expense)

Our net financial income was €2.8 million for both the year ended December 31, 2022 and the year ended December 31, 2021. The net financial income for both years mainly includes (i) the losses from the change in fair value linked to derivatives (warrants linked to the finance contract with EIB in 2022 and forward currency contracts in 2021) and (ii) the foreign exchange gain generated by cash and cash equivalents denominated in U.S. dollars and the favorable exchange rate of euro against the U.S. dollar over the period. Foreign exchange gains  for the year ended December 31, 2022 also include the €2.4 million related to the unwinding of a short-term deposit that amounted to $31 million and composed of $8 million in the first quarter, in the third quarter for $15 million and $8 million on the fourth quarter.

Comparison of the Years Ended December 31, 2020 and 2021

Revenue

We generated revenue of €4.2 million in the year ended December 31, 2021, an increase of €3.8 million compared to revenue of €0.4 million generated for the year ended December 31, 2020. The increase was primarily related to the milestone payment of €4.0 million following the launch of Phase IIb clinical trials with cedirogant as part of the collaboration agreement with AbbVie, which we received in January 2022 and recognized as revenue over 2021. On October 28, 2022, AbbVie announced that they decided to stop the development of cedirogant and the collaboration agreement was terminated.

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

Research, pre-clinical study and clinical trial expenses are broken down by product candidate for the years ended December 31, 2020 and 2021 in the following table:

	Year ended
	December 31,
(in thousands of €)	2020	2021	% change
Lanifibranor	7,127	31,324	340%
Odiparcil	2,835	102	(96)%
YAP/TEAD	849	732	(14)%
NUAK	138	481	248%
NR4A1	—	235	—
Other	39	130	233%
Total Research, pre‑clinical study and clinical trial expenses	10,987	33,004	200%

The increase by €22.0 million in research, pre clinical study and clinical trial expenses is primarily related to lanifibranor, for which the related research, pre clinical study and clinical trial expenses increased by €24.2 million mainly due to the launch of the NATiV3study.

This increase is partially offset by the decrease of €2.7 million in research, pre-clinical study and clinical trial expenses related to odiparcil due to our decision in 2020 to focus our clinical efforts on the development of lanifibranor in NASH and to suspend all MPS-related R&D activities. As a consequence, the previously planned Phase I/II SAFE-KIDDS clinical trial evaluating odiparcil in MPS VI children and the Phase IIa extension clinical trial with odiparcil in MPS VI patients who completed the prior iMProveS Phase IIa clinical trial was not initiated in 2021 as initially planned. We continue to review options for the potential further development of odiparcil for the treatment of MPS VI, which could include seeking a third-party partner to potentially pursue the development and commercialization of odiparcil.

General and Administrative Expenses

Our general and administrative expenses were €11.2 million in the year ended December 31, 2021, an increase of €2.7 million, or 31% compared to general and administrative expenses of €8.5 million in the year ended December 31, 2020. The increase is mainly due to additional insurance, legal, audit, communication (investor relations) and consulting fees following our initial public offering on the Nasdaq Global Market and the warrants plan attributed to our managing directors.

Marketing — Business Development Expenses

Our marketing — business development expenses were €0.4 million in the year end December 31, 2021, a decrease of €0.2 million, or 35%, compared to the marketing — business development expenses of €0.6 million in the year ended December 31, 2020. The decrease is primarily due to consulting fees on company strategy in 2020 which amounted to €0.3 million.

Other Operating Income (Expenses)

In the year ended December 31, 2021, we had net other operating expense of €0.6 million primarily related to insurance costs relating to the public offering of securities for an amount of €0.8 million, partially offset by the reassessment of the CIR 2017 receivable for a net amount of €0.2 million and a reversal of depreciation of the tax loss carry back receivable for €0.3 million.

In the year ended December 31, 2020, we had net other operating expenses of €2.2 million primarily related to the transaction costs linked to the initial public offering on the Nasdaq Global Market, which cannot be deducted from the premiums related to share capital for €2.8 million, as well as additional provisions with regard to tax risk on CIR for the years 2013 to 2015 and 2017 for an aggregate amount of €1.8 million and, to a lesser extent, the impairment of the entire tax loss carry-back receivable by €0.3 million following the reception, on December 15, 2020, of a tax reassessment which rejects the entire deficit carry-back which is recognized by since 2017. These expenses were partially offset by the corrective claims for additional reimbursements of CIR with regard to the years from 2017 to 2019 for a total amount of €2.9 million.

Net Financial Income (Expense)

Our net financial income was €2.8 million in the year ended December 31, 2021 compared to a net financial expense of €3.9 million in the year ended December 31, 2020. The change was primarily attributable to foreign exchange gains in 2021 related to bank accounts and short-term deposit accounts denominated in U.S. dollars for a total amount of €5.4 million. These gains were partially offset by financial exchange losses related to the foreign currency short-term deposits and the change in fair value resulting from the settlement of three foreign currency forward sales contracts for €2.5 million in 2021.

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

In August 2021, we established an ATM program and, through this program, we raised €25.4 million in net proceeds from the sales of ADSs to existing and new specialized institutional investors in September and October 2021. In addition, in June 15, 2022, we raised €8.8 million in net proceeds from the sale of ADSs to existing and new specialized institutional.

In addition, as at December 31, 2022 we received an aggregate of €13.0 million and €3.0 million in upfront and milestone payments under our terminated collaboration agreements with AbbVie and BI, respectively and an upfront payment of €12.1 million ($12.6 million, including $1.3 million of withholding taxes) from CTTQ in December 2022 pursuant to the license and collaboration agreement with CTTQ. We have also received an aggregate of €36.6 million of research tax credit reimbursements, an aggregate of €1.1 million and €0.5 million of non-refundable subsidies from Bpifrance and France’s national research agency, respectively, as well as a financing for a total amount of €15.3 million guaranteed by the French government in the context of the Covid-19 pandemic.

On May 16, 2022, we entered into the Finance Contract with the European Investment Bank for up to €50 million to support our preclinical and clinical pipeline, including to fund a portion of our Phase III clinical trial of lanifibranor in patients with non-alcoholic steatohepatitis. The Finance Contract provides for funding in two equal tranches of €25 million. The disbursement of the first tranche was subject to, among other conditions, (i) the issuance of warrants to EIB in accordance with the terms and conditions of the warrants agreement entered into July 1, 2022 (condition met with the issuance of warrants covering 2,266,023 ordinary shares on November 28, 2022), and (ii) the receipt by us of an aggregate amount of at least €18 million, obtained either through the issuance of new shares or through the receipt of upfront or milestone payments from the business development activities (condition met by raising €8.8 million in net proceeds under our At-The-Market financing program in June 2022 and the receipt of $12.6 million pursuant to the license and collaboration agreement with CTTQ on November 4, 2022). There is no assurance that we will be able to satisfy the conditions for the second tranche or that we will be able to draw on the second tranche. Following the satisfaction of these conditions, the first tranche of €25 million was disbursed on December 8, 2022. The disbursement of the second tranche of €25 million is subject to, among other conditions, (i) the issuance of warrants to EIB in accordance with the terms and conditions of the warrants agreements entered into July 1, 2022, (ii) the full drawdown of the first tranche, (iii) the receipt by us from the date of the credit facility of an aggregate amount of at least €70.0 million (inclusive of the €18.0 million that was a condition for the disbursement of the first tranche), paid either in exchange for our shares, or through upfront or milestone payments, (iv) an out-licensing, partnership or royalty transaction with an upfront payment of at least €10.0 million; and (v) operational criteria based on patient enrollment and number of sites activated in the Company’s NATiV3 Phase III clinical trial of lanifibranor in patients with NASH.

As of December 31, 2020, 2021 and 2022, we had cash and cash equivalents of €105.7 million, €86.6 million and €86.7 million, respectively. The following table shows a summary of our cash flows for the periods indicated:

	Year ended December 31,
(in thousands of €)	2020	2021	2022
Net cash used in (provided by) operating activities	(30,590)	(47,629)	(44,928)
Net cash provided by (used in) investing activities	(8,557)	(1,793)	8,868
Net cash provided by (used in) financing activities	111,673	25,447	37,268
Net (decrease) increase in cash and cash equivalents	72,526	(23,975)	1,208

Operating Activities

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

During the year ended December 31, 2021, we used €47.6 million of cash in operating activities. Cash used in operating activities mainly reflected our net loss of €49.6 million, due to research and development expenses, which amount to €48.4 million for the year ended December 31, 2021, compared to €23.7 million for the year ended December 31, 2020.

During the year ended December 31, 2022, we used €44.9 million of cash in operating activities. Cash used in operating activities mainly reflected our net loss, which amounted to €54.3 million (mainly due to research and development expenses amounted to €60.5 million at year ended December 31, 2022, and to the receipt of the initial payment from CTTQ pursuant to the license and collaboration agreement, amounted to €11.5 million net, after €1.3 million of withholding taxes) compensated by an increase of €9.3 million in the working capital.

Investing Activities

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

During the year ended December 31, 2022, investing activities provided €8.9 million of cash. Cash provided by investing activities mainly reflected the decrease in short-term deposit related to the unwinding of a deposit at the end of 2022 amounted to €8.8 million.

Financing Activities

During the year ended December 31, 2020, financing activities provided €111.7 million of cash, primarily consisting of the net proceeds of €87.0 million from the public offering on the Nasdaq Global Market in July 2020, the net proceeds of €14.7 million from a capital increase for categories of investors in February 2020 and the total amount of €10.0 million from three new loans guaranteed by the French government.

During the year ended December 31, 2021, financing activities provided €25.4 million of cash, primarily consisting of the net proceeds of €25.4 million from a capital increase following ATM issuances on September 27, 2021 and on October 1st, 2021.

During the year ended December 31, 2022, financing activities provided €37.3 million consisting of capital increases of €8.8 million (ATM program and subscriptions to warrants), after deduction of transaction costs, of the disbursement of the first tranche of the Finance Contract with EIB of €25 million, the subscription of three guaranteed state loans of €5.3 million in the aggregate, offset by the reimbursements of the loan for €1.0 million and of the lease debt for €0.7 million.

Material cash requirements

The following table discloses aggregate information about material contractual obligations and periods in which payments were due as of December 31, 2022.

(in thousands of €)	2023	Thereafter	Total
Bank borrowings and other loans	4,575	34,814	39,389
Lease liabilities	1,277	3,233	4,510
Purchase obligations - Obligations Under the Terms of CRO/CMO Agreements	52,457	178,014	230,471
Total	62,883	250,876	274,370

The commitment amounts in the table above are associated with contracts that are enforceable and legally binding and that specify all significant terms, including interest on long-term debt, fixed or minimum services to be used, fixed, minimum or variable price provisions, and the approximate timing of the actions under the contracts. The table does not include obligations under agreements that we can cancel without a significant penalty. Future events could cause actual payments to differ from these estimates. All amounts (except lease liabilities) in the table above are presented gross and are undiscounted.

Bank borrowings represent a €39,389 million cash requirement as of December 31, 2022 and are related to:

-

The three loans taken out in May 2020 from a syndicate of French banks, in the form of the loans guaranteed by the French government for a total amount of €10.0 million in the context of the Covid-19 pandemic. These loans were initially set to mature in May 2021, but were amended to extend the maturity for up to an additional four years. The amendments provide for reimbursement over four years, with the first payment due in July 2022 for one loan, and the first payment due in September 2022 for the two loans.

-

The three loans taken out in June 2022 from a syndicate of French banks, in the form of the loans guaranteed by the French government for a total amount of €5.3 million. The French state-guaranteed loan granted by Bpifrance is guaranteed up to 90% by the French government and has a maturity aligned with the existing 2020 PGE for which we have opted for a linear repayment extension until May 2026. The two equity recovery loans, obtained as part of a French government initiative to support companies, have been granted by Crédit Agricole Champagne-Bourgogne and Société Générale. The equity recovery loans are guaranteed predominantly by the state and feature an eight-year financing period and a four-year repayment period.

-	The disbursement of the first tranche of the Finance Contract, in the amount of €25 million, on December 8, 2022.

Leases represent a €4.5 million cash requirement as of December 31, 2022 with a repayment horizon up to 2026.

In connection with the lanifibranor studies LEGEND (Phase IIa) and NATiV3 (Phase III NASH), we have entered into agreements with several contract research organizations and contract manufacturing organizations. The total amount to be paid under these agreements amounted globally to €231.6 million as of December 31, 2022, with a repayment horizon up to 2029. These obligations represent off-balance sheet commitments.

Operating Capital Requirements

We expect our expenses to increase in connection with our ongoing activities, particularly as we continue the research and development of, continue or initiate clinical trials of, and seek marketing approval for, our product candidates. In addition, if we obtain marketing approval for any of our product candidates, we expect to incur significant commercialization expenses related to program sales, marketing, manufacturing and distribution to the extent that such sales, marketing and distribution are not the responsibility of collaborators. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital when needed or on attractive terms, we would be forced to delay, reduce or eliminate our research and development programs or future commercialization efforts. In May 2020, we entered into three credit agreements pursuant to which we received €10 million in the form of State Guaranteed Loans (PGE), which were provided by a syndicate of French banks and are guaranteed in large part by the French government. These loans were initially set to mature in May 2021, but were amended to extend the maturity date for an additional four years. The amendments provide for reimbursements to be made over four years, beginning in July 2022. In June 2022, we entered into three credit agreements pursuant to which we received an aggregate of €5.3 million in the form of one State Guaranteed Loan (PGE), and two loans from a stimulus economic plan (PPR), each which are guaranteed in large part by the French government. In July 2020, we completed our public offering on the Nasdaq Global Market for a net proceed of €87.0 million. In December 2022, we received the disbursement of the first tranche of the Finance Contract with the EIB, in the amount of €25 million. We believe that our existing cash and cash equivalents in December 31, 2022, should enable us to fund our operations as currently planned until the end of the fourth quarter of 2023. This estimate is based on our current business plan and excludes any potential milestones payable to or by us and any additional expenditures related to the potential continued development of the odiparcil program or resulting from the potential in-licensing or acquisition of additional product candidates or technologies, or any associated development we may pursue. We may have based this estimate on assumptions that may prove to be incorrect and we may end up using our resources sooner than anticipated. Accordingly, the Company's current cash position is not expected to be sufficient to cover operating needs for at least the next 12 months. These events and conditions indicate that a material uncertainty exists that may cast significant doubt on our ability to continue as a going concern and, therefore, we may be unable to realize our assets and discharge our liabilities in the normal course of business.

We expect to extend our financing horizon through:

●	sale of ADS under the ATM financing program, for a potential amount of up to $58.3 million until August 2, 2024;
●	raising additional financing through other public or private equity or debt offerings;

●	receipt of the second tranche of the EIB loan for an amount of €25 million if we meet the conditions precedent for the availability of this second tranche; and
●	entering into strategic transactions such as business development partnerships and/or royalty deals.

Assuming the condition precedents for the release of the second tranche of the EIB loan are met, we plan to use proceeds from the second tranche under the Finance Contract with the EIB for its preclinical and clinical pipeline, including to help fund part of its Phase III clinical trial of lanifibranor in patients with NASH. It cannot be guaranteed that the milestones provided for by us or our partners will be achieved or that the conditions precedent to the receipt of funds under the Finance Contract will be met within the time limits provided, if at all.

We cannot guarantee that we will be able to obtain the necessary financing to meet our needs or to obtain funds at acceptable terms and conditions, or at all. If we are unable to obtain funding on a timely basis, we may be required to significantly curtail, delay or discontinue one or more of our research or development programs or the commercialization of any approved product or be unable to expand our operations or otherwise capitalize on our business opportunities, as desired, which could impair the growth prospects.

For more information as to the risks associated with our future funding needs, see “Item 3.D—Risk Factors”.

C.	Research and Development, patents and licenses, etc.

For a discussion of our research and development activities, see “Item 4.B-Business Overview” and “Item 5.A-Operating Results.”

D.	Trend Information

For a discussion of trends, see “Item 4.B-Business Overview,” “Item 5.A-Operating Results” and “Item 5.B-Liquidity and Capital Resources.”

E.	Critical Accounting Estimates

Our consolidated financial statements for the years ended December 31, 2020, 2021, and 2022 respectively, have been prepared in accordance with IFRS as issued by the IASB.

Item 6.    Directors, Senior Management and Employees.

A.   Directors and Senior Management

The following table sets forth information concerning our executive officers and directors as of March 1, 2023:

Name	Age	Position(s)
Executive Officers
Frédéric Cren	57	Chief Executive Officer and Chairman of the Board of Directors
Pierre Broqua	61	Deputy Chief Executive Officer, Chief Scientific Officer and Director
Jean Volatier	58	Chief Financial Officer
Michael Cooreman	65	Chief Medical Officer
Alice Roudot-Ketelers	52	Vice President Pharmaceutical & Clinical Development
Eric Duranson	49	General Counsel
Nathalie Harroy	56	Head of Human Resources
Non-Employee Directors
Chris Buyse(1)(4)(5)	58	Director
Lucy Lu	48	Director
Heinz Maeusli(3)	60	Director
Annick Schwebig(2)(3)(6)	72	Director
Martine Zimmermann	54	Director
(1)	Chairman of the audit committee.
(2)	Chairman of the compensation and appointments committee.
(3)	Member of the audit committee.
(4)	Member of the compensation and appointments committee.
(5)	As representative of Sofia BV, the legal entity that holds this board seat.
(6)	As representative of Cell+, the legal entity that holds this board seat.

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

Jean Volatier has served as our Chief Financial Officer since August 2012. Previously, Mr. Volatier was a senior consultant for I Care Environnement, a consulting company from January 2011 to October 2011, the interim Chief Financial Officer of the NAOS Group, a skin care company, from April 2010 to November 2010, and the Chief Financial Officer of the Soufflet Group, an agro-industry company from January 2007 to October 2008. He holds a master’s degree in management from Paris IX Dauphine University, PSL University, an executive specialized master’s degree in corporate social responsibility from MINES-ParisTech, PSL University, and the diplome d’etudes superieures comptables et financieres. He serves as board member and audit committee president of Maat Pharma, a biotech company listed on Euronext since December 2021.

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

Eric Duranson has served as our General Counsel since July 2021. From February 2020 to June 2021, Mr. Duranson served as the head of the legal team for Western Europe of ResMed, a medical device company. From January 2017 to January 2020 as the head of the for Western Europe legal team for Thermo Fisher Scientific, an analytical laboratory instrument manufacturing company. Prior to that, Mr. Duranson also served as in-house counsel for Sanofi Pasteur from May 2002 to October 2016. He holds a master’s degree in international business law from University Jean Moulin, Lyon III, and a master’s degree in ethics and health law from University Jean Moulin, Lyon III.

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

Non-Employee Directors

Chris Buyse has served as a member of our board of directors since February 2017. Chris Buyse is currently the managing partner of Fund+, which is a life sciences investment fund that he co-founded in 2015. Previously, Mr. Buyse was Chief Financial Officer at ThromboGenics NV, a public biotechnology company, from 2006 to 2014. He is currently serving as a director of and EYE-D Pharma SA, and previously served as director of Bone Therapeutics SA from 2008 to 2018 and of Keyware Technologies NV from 2006 to 2019. Mr. Buyse holds a master’s degree in applied economic sciences from the University of Antwerp and a master’s degree in business administration from the Vlerick School of Management in Ghent.

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

Heinz Maeusli has served as a member of our board of directors since May 2019. Mr. Maeusli also serves on the board of directors of Lantheus since 2020. There he is a member of the audit and nominating & corporate governance committees. He previously served on the board of directors of Progenics Pharmaceuticals from November 2019 to June 2020. There he was the chairman of its audit committee. Prior to joining our board, he served from 2003 to 2018 as the Chief Financial Officer of Advanced Accelerator Applications (also known as AAA) a biopharmaceutical company operating in the field of nuclear medicine. Mr. Maeusli holds master degrees in business from Columbia Business School in New York and from the University of St. Gallen.

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

Diversity of the Board of Directors

Board Diversity Matrix (As of the date of this Report)
Country of Principal Executive Offices	France
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	7
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	3	4	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	1
LGBTQ+	0
Did Not Disclose Demographic Background	2

The information regarding the diversity of our board of directors as of December 31, 2021 is available in our Annual Report on Form 20-F for the year ended December 31, 2021.

Family Arrangements and Selection Arrangements

There are no family relationships among any of our executive officers or directors.

B.	Compensation

Compensation of Directors and Executive Officers

The aggregate compensation paid and benefits in kind granted by us to our current executive officers and directors, including share-based compensation, for the year ended December 31, 2022 was €3.1 million. For the year ended December 31, 2022, the total amount to be set aside or accrued to provide pension, retirement or similar benefits to our directors or our executive officers was €0.4 million.

Non-Employee Director Compensation

The total annual compensation amount is set by the Annual General Meeting. The most recent decision was made on May 28, 2018, setting this amount at €250,000 with effect from 2018. The following table sets forth information regarding the compensation earned by our non-employee directors for service on our board of directors during the year ended December 31, 2022. Mr. Cren, who is our Chief Executive Officer, and Dr. Broqua, who is our Deputy Chief Executive Officer and Chief Scientific Officer, are directors but do not receive any additional compensation for their services as directors.

	Gross Fees	Warrants
Name	Earned (€)(1)	(€)(2)	Total (€)
Sofia BV, represented by Chris Buyse	61,200	—	61,200
Lucy Lu(3)	43,200	—	43,200
CELL+, represented by Annick Schwebig	61,200	—	61,200
Heinz Maeusli	49,200	—	49,200
Martine Zimmermann	43,200	—	43,200
(1)	Includes out-of-pocket expenses paid by us.
(2)	This column represents the full grant date fair value of share warrants (bons de souscription d’actions) granted during the year as measured pursuant to the Black-Scholes option-pricing model.
(3)

The Board of Directors, in its meeting on November 9, 2022, appointed Dr. Lucy Lu as a new director. Dr. Lu had previously been Sofinnova Partners’ representative at Inventiva’s Board of Directors since January 2020. The nomination of Dr. Lu was ratified by the shareholders during the general shareholders meeting that took place on January 25, 2023.

Executive Director Compensation

The following table sets forth information regarding compensation earned by Frédéric Cren, our Chairman of the Board and Chief Executive Officer, and by Pierre Broqua, our Deputy Chief Executive Officer, Chief Scientific Officer and Director, during the year ended December 31, 2022.

					Equity		All Other		Paid	Incentive
	Salary				awards		compensation		leave	payments	Total
Name and principal position	(€)		Bonus (€)		(€)		(€)		(€)	(€)	(€)
Frédéric Cren	300,176	(1)	179,416	(2)	373,281	(3)	23,871	(4)	—	1,000	877,744
Chief Executive Officer and Chairman of the Board
Pierre Broqua	240,942	(1)	120,010	(2)	373,281	(3)	16,427	(4)	—	1,000	751,660
Deputy Chief Executive Officer, Chief Scientific Officer and Director
(1)	Reflects gross compensation before taxes.
(2)

For fiscal year 2022, variable compensation has been determined based on the achievement of targets set at the beginning of the year by the Board of Directors in view of Compensation and Appointments Committee recommendations. The performance criteria, which are qualitative in nature, are related to product development, clinical studies results, regulatory approval for certain products, as well as the marketing strategy and financial visibility.

(3)	Reflects valuation of 300,000 share warrants granted during fiscal year 2022.
(4)	Represents housing, car allowances and social guarantees for company managers and executives (GSC).

Following the entry in force of the Sapin 2 Law (French law no. 2016-1691 of December 9, 2016), the payment of the elements of variable compensation and, as appropriate, exceptional compensation attributed for a financial year to the Chairman of the Board, the Chief Executive Officer and the Deputy Chief Executive Officer, is conditional on approval by the next ordinary general meeting of their elements of compensation, paid or attributed during the said financial year (ex post vote). The payments of the above variable compensation are subject to approval by our shareholders at the extraordinary shareholder meeting to be held on May 25, 2023.

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

Equity Incentives

We believe our ability to grant equity incentives is a valuable and necessary compensation tool that allows us to attract and retain the best available personnel for positions of substantial responsibility, provides additional incentives to employees and promotes the success of our business. Due to French corporate law and tax considerations, we have historically granted or may grant in the future several different equity incentive instruments to our directors, executive officers, employees and other service providers, including:

●	founder’s share warrants (bons de souscription de parts de créateurs d’entreprise, or BSPCE), which are granted to our officers and employees;
●	share warrants (bons de souscription d’actions, or BSA), which have historically only been granted to non-employee directors and a consultant of the company;
●	restricted, or free, shares (actions gratuites, or AGA); and
●	stock options (options de souscription et/ou d’achats d’actions).

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

We had eleven share-based compensation plans in force in 2022 for our executive officers, non-employee directors, employees and service providers, the BSPCE 2013-1 and BSPCE 2021 Plans, AGA 2021-1, AGA 2021 bis and AGA 2022 Plans, and the BSA 2017, BSA 2018, BSA 2019, BSA 2019 bis, BSA 2019 ter, and BSA 2021 Plan. In general, founder’s share warrants (bons de souscription de parts de créateur d’entreprise) and share warrants (bons de souscription d’actions) no longer continue to vest following termination of the employment, office or service of the holder and all vested shares must be exercised within post-termination exercise periods set forth in the grant documents. In the event of certain changes in our share capital structure, such as a consolidation or share split or dividend, French law and applicable grant documentation provides for appropriate adjustments of the numbers of shares issuable and/or the exercise price of the outstanding warrants.

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

We have two founder’s share warrants plans in force (bons de souscription de parts de créateur d’entreprise):

BSPCE 2013-1 (2013) Plan

BSPCE 2013-1
Plan title	(2013) plan
Meeting date	November 25, 2013
Dates of allocation	December 13, 2013
Total number of BSPCEs authorized	15,013(1)
Total number of BSPCEs granted	9,027(2)
Start date for the exercise of the BSPCEs	(3)
BSPCE expiration date	January 25, 2024
BSPCE exercise price	€58.50(4)
Number of shares subscribed as of December 31, 2022	621,000
Total number of BSPCEs granted but not exercised as of December 31, 2022	88
Total number of shares available for subscription as of December 31, 2022	8,800
Maximum number of new shares that can be issued	8,800
(1)	Represents the aggregate number of warrants authorized under the BSPCE 2013-1 plans.
(2)	Of which 2,729 BSPCEs need to be excluded following cancellation or lapse for the BSPCE 2013-1 (2013) plan.
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

BSPCE 2021
Plan title	(2021) plan
Decision of issuance by the Board of Directors	04/16/2021
Grant date	04/16/2021
Beneficiary	Directors (Frederic Cren and Pierre Broqua)(1)
Number of BSPCE granted	600,000
Expiration date	03/31/2034
Number of shares per BSPCE	1
Subscription price (€)	0
Exercise price (€)	11.74
Performance condition	Partially(2)
Valuation method used	Monte Carlo
Fair value at grant date (€)	5.4 – 5.7
(1)	Mr. Cren and Mr. Broqua each received a grant of 300,000 founder share warrants.
(2)

The BSPCE 2021 will vest on the date of the meeting of the Board of Directors having on the agenda the approval of the Company's financial statements for the fiscal year ending December 31, 2023. Subject to this vesting period, 50% of the BSPCE 2021 share warrants may be exercised subject to a condition of presence and 50% of the BSPCE 2021 share warrants may be exercised subject to a condition of presence and provided certain performance conditions have been met. As one of the performance conditions was not met, 120,000 BSPCE (60,000 granted to Mr. Cren and 60,000 granted to Mr. Broqua) became null and void in the 2022 financial year. The BSPCE 2021 share warrants will expire ten years after vesting.

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

As of December 31, 2022, we had issued seven types of share warrants (bons de souscription d’actions) as follows:

	BSA		BSA		BSA		BSA		BSA		BSA
Plan title	2017 plan		2018 plan		2019 plan		2019 bis plan		2019 ter plan		2021 plan
Meeting date	May 29, 2017		May 28, 2018		May 27, 2019		May 27, 2019		May 27, 2019		April 16, 2021
Decision of issuance by the Board of Directors	May 29, 2017		December 14, 2018		June 28, 2019		March 9, 2020		March 9, 2020		April 16, 2021
Total number of BSAs authorized (General meeting)	600,000		600,000		600,000	(1)					50,000
Total number of BSAs authorized (Board of Directors)	195,000	(2)	126,000	(3)	10,000		10,000		36,000		50,000
Total number of BSA subscribed	195,000		126,000		10,000		10,000		36,000		16,000
Start date for the exercise of the BSAs	(2)		(3)		(4)		(5)		(6)		(8)
BSA expiration date	May 29, 2027		December 14, 2028		June 28, 2029		March 9, 2030		March 9, 2030		March 31, 2034
BSA exercise price per share	€6.675		€6.067		€2.20		€3.68		€3.68		€11.74
Number of shares subscribed as of December 31, 2022	10,000		—		—		—		—		—
Total number of shares available for subscription as of December 31, 2022	130,000		116,000		10,000		10,000		24,000		—
Maximum number of new shares that can be issued	130,000		116,000		10,000		10,000	(7)	36,000	(7)	16,000
(1)	Total number of BSAs authorized for all 2019 plans is 600,000.
(2)	All rights granted under this plan have fully vested. 10,000 BSA 2017 were exercised and 55,000 BSA 2017 were cancelled or have lapsed.
(3)	All rights granted under this plan have fully vested. 10,000 BSA 2018 were cancelled or have lapsed.
(4)	All rights granted under this plan have fully vested.
(5)	All rights granted under this plan have fully vested.
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
(8)

The BSA 2021 share warrants will vest on the date of the meeting of the Board of Directors whose agenda is the approval of the Company's financial statements for the fiscal year ending December 31, 2023. Subject to this vesting period, BSA 2021 share warrants may be exercised by the holders according to the following conditions: (1) fifty percent (50.00%) of the BSA 2021 will be exercisable subject to compliance by each of the holders with a condition of presence; and (2) fifty percent (50.00%) of the BSA 2021 will be exercisable subject to (i) compliance by each of the holders with a condition of presence and (ii) the achievement of certain performance conditions. 30,000 BSA granted under this plan were cancelled in June 2021 and 4,000 were cancelled in 2022. The BSA 2021 share warrants will expire ten years after vesting.

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

Free Shares (actions gratuites)

Under our Free Share Plans, adopted by our board of directors on April 16, 2021 for the 2021 Free Share Plans and on December 8, 2022 for the 2022 Free Share Plan, we have granted free shares (actions gratuites) to certain of our employees and officers.

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

The conditions for the allocation of free shares as decided by the Board of Directors at its meetings of April 14, 2021 and December 8, 2022 are set out below. None of the interested parties holds more than 10% of the share capital, no allocation will result in one of the interested parties holding more than 10% of the share capital and no corporate officer has benefited from said allocations:

2021-1 Free Share Plan

On April 16 2021, the Board of Directors adopted a plan to allocate 466,000 shares ("AGA 2021-1") to 93 employees.

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

2021 bis Free Share Plan

On December 8, 2022, the Board of Directors adopted a plan to allocate 123,000 shares (the "AGA 2021 bis") to 13 employees.

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

2022 Free Share Plan

On December 8, 2022, the Board of Directors adopted a plan to allocate 373,000 shares (the "AGA 2022") to 110 employees.

Rights granted under the AGA 2022 plan will vest on the date of the meeting of the Board of Directors whose agenda is the approval of the Company's financial statements relating to the fiscal year ending December 31, 2023. Subject to this vesting period, 50% of the rights shares will be definitely allocated subject to compliance by the beneficiary with a condition of presence and 50% of the shares will be definitively allocated subject to (i) the fulfillment by the beneficiary of a condition of presence and (ii) the achievement of certain performance conditions.

C.	Board Practices

Board Composition

Our board of directors currently consists of seven members, less than a majority of whom are citizens or residents of the United States. Under French law and our bylaws, our board of directors must be comprised of among three and 18 members, without prejudice to the derogation established by law in the event of merger. The number of directors of each gender may not be less than 40%. Any appointment made in violation of this limit that is not remedied within six months of this appointment will be null and void. Within these limits, the number of directors is determined by our shareholders. Directors are appointed, reappointed to their position, or removed by our ordinary general meeting, and in particular, any appointment which remedies a violation of the 40% limit must be ratified by our shareholders at the next ordinary general meeting. Their term of office, in accordance with our bylaws, is three years. By way of exception and in order only to allow the implementation or maintenance of the staggered terms of office of directors, the ordinary shareholders’ general meeting may appoint one or more directors for a term of one (1) year or two (2) years. Directors chosen or appointed to fill a vacancy must be elected by our board of directors for the remaining duration of the current term of the vacant director. The appointment must then be ratified at the next shareholders’ general meeting. In the event the board of directors would be comprised of less than three directors as a result of a vacancy, the remaining directors shall immediately convene a shareholders’ general meeting to elect one or several new directors so there are at least three directors serving on the board of directors, in accordance with French law.

The following table sets forth the names of our directors, the years of their initial appointment as directors of the board and the expiration dates of their current term.

	Current position(s)	Year of initial appointment	Term expiration year
Frédéric Cren	Chief Executive Officer; Chairman of the Board of Directors	2011(1)	2025
Pierre Broqua	Deputy Chief Executive Officer; Chief Scientific Officer; Director	2011(2)	2025
Sofia BV represented by Chris Buyse	Director	2017(3)	2025
Lucy Lu	Director	2022(3)	2024
Heinz Maeusli	Director	2019	2024(4)
Martine Zimmermann	Director	2021	2024(4)
CELL+ represented by Annick Schwebig	Director	2017	2025
(1)

Mr. Cren served as our President until our transformation into a société anonyme pursuant to the shareholders’ meeting dated May 31, 2016 and has served as our Chief Executive Officer and Chairman of the Board of Directors since then.

(2)	Dr. Broqua was appointed Deputy Chief Executive Officer and Director following our transformation into a société anonyme pursuant to the shareholders’ meeting dated May 31, 2016.
(3)	Sofia BV, represented by Chris Buyse, was elected as director at the general shareholders meeting of May 19, 2022. Prior to that, Pienterjan BVBA, represented by Chris Buyse, was a director from 2017.
(4)

The Board of Directors, in its meeting of November 9, 2022, appointed Dr. Lucy Lu as a new director. Dr. Lu had previously been Sofinnova Partners’ representative at Inventiva’s Board of Directors since January 2020. The nomination of Dr. Lu was ratified by the shareholders during the general shareholders meeting that took place on January 25, 2023.

(5)

In accordance with article 15 of the bylaws, the general shareholders meeting of May 19, 2022 reduced the terms of office of Martine Zimmerman and Heinz Maeusli during their mandate renewal to two years, to follow the recommendation of the Middlenext Governance Code that companies have staggered renewal terms for directors.

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

Furthermore, our board has determined that, under the criteria of the MiddleNext Code, five of our directors are “independent directors.” The MiddleNext Code sets out the five following criteria justifying the independence of directors, characterized by the absence of any significant financial, contractual or family relationship likely to affect their independence of judgment:

●	they must not be a salaried employee or corporate officer of us or our group and must not have held such a position within the last five years;
●	they must not be in a significant business relationship with us or our group (e.g., client, supplier, competitor, provider, creditor, banker, etc.) within the last two years;
●	they must not be a reference shareholder or hold a significant number of voting rights (i.e. less than 10% of the share capital);
●	they must not have close relationships or family ties with any of our corporate officer or reference shareholder; and
●	they must not have been our auditor within the last six years.

Based on these criteria, our board of directors has determined that Sofia BV represented by Chris Buyse, CELL+ represented by Annick Schwebig, Lucy Lu, Martine Zimmermann and Heinz Maeusli are “independent directors” under the independence criteria of the MiddleNext Code. In making such determination, our board of directors considered the relationships that each non-employee director has with us and all other facts and circumstances the board of directors deemed relevant in determining the director’s independence, including the number of ordinary shares beneficially owned by the director and his or her affiliated entities, if any.

Role of the Board in Risk Oversight

Our board of directors is primarily responsible for setting our strategy, overseeing our risk management activities and overseeing our chief executive officer. Our audit committee is entrusted with the task to assist our board in the risk management oversight. The audit committee also monitors our system of disclosure controls and procedures and internal control over financial reporting and reviews contingent financial liabilities. The audit committee, among other things, examines our balance sheet commitments and risks and the relevance of risk monitoring procedures. While our board oversees our risk management, our management is responsible for day-to-day risk management processes. Our board of directors expects our management to consider risk and risk management in each business decision, to proactively develop and monitor risk management strategies and processes for day-to-day activities and to effectively implement risk management strategies adopted by the board of directors.

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

Audit Committee. Our audit committee assists our board of directors in its oversight of our corporate accounting and financial reporting and submits the selection of our statutory auditors, their remuneration and independence for approval. Chris Buyse as representative of Sofia BV, Annick Schwebig as representative of CELL+ and Heinz Maeusli currently serve on our audit committee. Chris Buyse as representative of Sofia BV is the chairperson of our audit committee. Our board has determined that each of Chris Buyse as representative of Sofia BV, Annick Schwebig as representative of CELL+ and Heinz Maeusli are independent within the meaning of the applicable listing rules and the independence requirements contemplated by Rule 10A-3 under the Exchange Act. Our board of directors has determined that Chris Buyse as representative of Sofia BV is an “audit committee financial expert” as defined by SEC rules and regulations and that each of the members of the audit committee qualifies as financially sophisticated under the applicable exchange listing rules.

The principal responsibility of our audit committee is to monitor the existence and efficacy of the company’s financial audit and risk control procedures on an ongoing basis. Our board of directors has specifically assigned the following duties to the audit committee:

Financial statements and financial information:

●	examining our annual and interim financial statements;
●	validating the relevance of our accounting methods, choices and policies;
●	verifying the relevance of the financial information published by us;

Internal control:

●	assuring that internal control procedures are implemented and followed, with the assistance of internal and external quality audits;
●	examining and approving the schedule of work for internal and external audits;

●	reviewing any subject capable of having a meaningful financial and accounting impact on us;

Risk management:

●	examining the state of significant disputes and off-balance-sheet commitments and risks, the adequacy of risk monitoring procedures and the relevance of any regulated agreements;
●	directing the selection of statutory auditors, their compensation and ensuring their independence;
●	helping to ensure the correct performance of the statutory auditors; and
●	establishing the rules for the use of statutory auditors for work other than auditing accounts and verifying the correct execution thereof.

Compensation and Appointments Committee. Annick Schwebig as representative of CELL+ and Chris Buyse as representative of Sofia BV currently serve on our compensation and appointments committee. Annick Schwebig as representative of CELL+ is the chairperson of our compensation and appointments committee. The Compensation and Appointments Committee meets at least four times a year to assess the individual performance of directors and corporate officers. The Committee recommends to the Board of Directors the decisions to be taken regarding the compensation of directors and corporate officers.

Our board of directors has specifically assigned the following duties to the compensation and appointments committee:

●	formulating recommendations and proposals concerning (1) the various components to compensation, pension and health insurance plans for officers and directors, (2) the procedures for establishing the variable portion of their compensation; (3) a general policy for awarding shares pursuant to our equity incentive plans (including dilutive instruments);
●	examining the amount of compensation and the system for distributing them among the directors taking into account their dedication and the tasks performed within the board of directors;
●	advising and assisting the board of directors as necessary in the selection of senior executives and the establishment of their compensation;
●	assessing any increases in capital reserved to employees;
●	assisting the board of directors when selecting new members;
●	ensuring the implementation of structures and procedures to allow the application of good governance practices within the company;
●	preventing conflicts of interest within the board of directors; and
●	implementing the board of director’s evaluation procedure.

Frequency of Board and Board Committee Meetings

Under the terms of its internal regulations, the Board of Directors meets at least 4 times a year, and as often as the interests of the Company require. In 2022, the Board of Directors met seven times. The annual collective attendance rate of the Board of Directors is over 95%.

In 2022, the Audit Committee met four times, on March 3, June 24, September 9, and December 8. In 2022, the annual collective attendance rate of the Audit Committee was 100%. During this year, the deployment of the Company's risk management and internal control system was reviewed, including the implementation of the SOX (Sarbanes-Oxley) framework.

In 2022, the Compensation and Appointments Committee met two times, on January 20 and September 5. In 2022, the annual collective attendance rate of Compensation and Appointments Committee was 100%.

D.	Employees

As of December 31, 2022, we had 113 employees, 109 of whom were full-time employees and 4 of whom were part-time employees. As of December 31, 2022, 89 of our employees were engaged in research and development activities and 24 of our employees were engaged in business development, finance, information systems, facilities, human resources or administrative support. As of December 31, 2022, 103 of our employees were located in France, one in Germany, one in the U.K and 8 in the U.S.

Our French employees are represented by collective bargaining agreements of the pharmaceutical industry. We believe that we maintain good relations with our employees.

	At December 31,
Function:	2020	2021	2022
Business development, Finance, IT, Facilities, Human Resources or Administrative Support	20	23	24
Research and development	74	82	89
Total	94	105	113
Geography:
France	93	98	103
United States	—	5	8
Elsewhere	1	2	2
Total	94	105	113

E.	Share Ownership

For information regarding the share ownership of our directors and senior management, see “Item 6.B-Compensation” and “Item 7.A-Major Shareholders.”

F.	Disclosure of a registrant’s action to recover erroneously awarded compensation.

Not Applicable.

Item 7.    Major Shareholders and Related Party Transactions.

A.	Major Shareholders

The following table and accompanying footnotes sets forth, as of March 1, 2023, information regarding beneficial ownership of our ordinary shares by:

●	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our ordinary shares;
●	each of our executive officers;
●	each of our directors; and
●	all of our executive officers and directors as a group.

Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security, including free shares that vest within 60 days of December 31, 2022 and options and warrants that are currently exercisable or exercisable within 60 days of December 31, 2022. Shares subject to free shares that vest within 60 days of December 31, 2022 and shares subject to warrants currently exercisable or exercisable within 60 days of December 31, 2022 are deemed to be outstanding for computing the percentage ownership of the person holding these free shares and warrants and the percentage ownership of any group of which the holder is a member, but are not deemed outstanding for computing the percentage of any other person.

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

Our calculation of the percentage of beneficial ownership is based on 42,134,169 of our ordinary shares outstanding as of March 1, 2023.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Inventiva S.A., 50 rue de Dijon, 21121 Daix, France.

	Number of	Percentage of
	shares	shares
	beneficially	beneficially
Name of beneficial owner	owned	owned
5% Shareholders:
BVF Partners L.P.(1)	8,395,638	19.9%
Frédéric Cren(2)	5,612,224	13.3%
New Enterprise Associates(3)	5,572,953	13.2%
Pierre Broqua(4)	3,882,500	9.2%
Sofinnova Crossover I SLP(5)	3,381,939	8.0%
Entities affiliated with Yiheng Capital Management, L.P.(6)	2,644,926	6.3%
Directors and Executive Officers:
Frédéric Cren(2)	5,612,224	13.3%
Pierre Broqua(3)	3,882,500	9.2%
Jean Volatier(7)	134,800	*
Michael Cooreman	—	—
Alice Roudot-Ketelers	—	—
Eric Duranson	—	—
Nathalie Harroy(8)	45,700	*
Sofia BV, represented by Chris Buyse	—	—
Lucy Lu	—	—
CELL+ represented by Annick Schwebig(9)	33,076	*
Heinz Maeusli	—	—
Martine Zimmermann	—	—
All directors and executive officers as a group (12 persons)	9,708,300	23.0%

*       Represents beneficial ownership of less than 1%.

(1)	Consists of 8,395,638 ordinary shares. The principal business address for BVF Partners L.P. is 44 Montgomery Street 40th Floor, San Francisco CA 94104.
(2)	Consists of 5,612,224 ordinary shares.
(3)	Consists of 4,110,367 ordinary shares and 1,462,586 ADSs. The principal business address for NEA is 1954 Greenspring Drive, Suite 600, Timonium, Maryland 21093, United States.
(4)	Consists of 3,882,500 ordinary shares.
(5)

The information shown is based upon disclosures on a Schedule 13G filed with the SEC on February 13, 2023 by Sofinnova Crossover I SLP. Consists of 3,381,939 ordinary shares, including ordinary shares represented by ADSs held by Sofinnova Crossover I SLP. The principal business address of each is 7-11, boulevard Haussmann 75009 Paris, France.

(6)

The information shown is based upon disclosures on a Schedule 13G filed with the SEC on February 14, 2023 by Yiheng Capital Management, LP, a Delaware limited partnership (the “Investment Manager”), Yiheng Capital Partners, L.P., a Delaware limited partnership (the “Partnership”), and Mr. Yuanshan Guo, the managing member of the Investment Manager. Consists of 2,644,926 ordinary shares held for the account of the Partnership. The Investment Manager serves as investment manager to the Partnership. Mr. Guo is the managing member of the Investment Manager. In such capacity, Mr. Guo and the Investment Manager may be deemed to have voting and dispositive power with respect to the Ordinary shares, par value $0.01 per share held for the Partnership. Each disclaims beneficial ownership of the securities reported herein except to the extent of that person’s pecuniary interest therein. The principal office of each is 101 California Street, Suite 2880, San Francisco, CA 94111.

(7)	Consists of 134,800 ordinary shares.
(8)	Consists of 45,700 ordinary shares.
(9)	Consists of 30,000 ordinary shares issuable upon the exercise of share warrants (BSA) that are exercisable until May 29, 2027 granted to CELL+ and 3,076 shares held by Dr. Schwebig in her own name.

Significant Changes in Percentage Ownership

According to its filings with the Securities and Exchange Commission, Yiheng Capital Management L.P. purchased 982,679 ordinary shares or ADSs in the second quarter of 2022, increasing its position by approximately 59%, to approximately 6.5%.

Voting Rights

A double voting right is attached to each registered share which is held in the name of the same shareholder for at least two years. Any of our principal shareholders who have held our ordinary shares in registered form for at least two years have this double voting right.

Shareholders in the United States

As of January 19, 2023, to the best of our knowledge 7,131,938 of our outstanding ordinary shares (including ordinary shares in the form of ADSs) were held by 1,100 shareholders of record in the United States. The actual number of holders is greater than these numbers of record holders, and includes beneficial owners whose ordinary shares or ADSs are held in street name by brokers and other nominees. This number of holders of record also does not include holders whose shares may be held in trust by other entities.

B.	Related Party Transactions

Since January 1, 2022, we have engaged in the following transactions with our directors, executive officers and holders of more than 5% of our outstanding voting securities and their affiliates, which we refer to as our related parties.

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

For purposes of our policy only, a related person transaction is defined as (1) any transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we and any related person are, were or will be participants and the amount involved exceeds $120,000 or (2) any agreement or similar transaction under French law which falls within the scope of Article L. 225-38 of the French Commercial Code. However, such transactions, when entered into in the ordinary course of business (“opérations courantes”), at arms’ length (“conclues à des conditions normales”) (the “Ordinary Transactions Conducted under Normal Conditions”) or entered into between a fully-owned company and its holding company and not exceeding US$120,000, are deemed not to create or involve a material interest on the part of the related person and are not to be reviewed, nor will they require approval or ratification, under our policy

A related person is any executive officer, director (or any natural person representing a director on the Board on an ongoing basis), censeur, or beneficial owner of more than 5% of any class of our voting securities, including any of their immediate family members and any entity owned or controlled by such persons.

Under the policy, any proposed transaction that has been identified as a related person transaction may be consummated or materially amended only following approval by our board of directors in accordance with the provisions of our policy. Any related person transaction falling within the scope of Article L. 225-38 of the French Commercial Code is subject to (i) prior approval of our board of directors and (ii) ratification by the Company’s shareholders at the Company’s next general meeting of shareholders based on a special report of the Company’s auditors, with the relevant related persons abstaining from voting. Any related person transaction, if not initially identified as a related person transaction prior to consummation, shall be submitted to the Board for review and ratification in accordance with the approval policies set forth above as soon as reasonably practicable. The Board shall consider whether to ratify and continue, amend and ratify, or terminate or rescind such related person transaction.

Our management must present information regarding the related person transaction to our board of directors, for review, consideration and approval or ratification. The presentation must include a description of, among other things, the material facts, the interests, direct and indirect, of the related persons, the benefits to us of the transaction and whether the transaction is on terms that are comparable to the terms available to or from, as the case may be, an unrelated third party or to or from employees generally.

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

In considering related person transactions, our board of directors, will take into account the relevant available facts and circumstances including, but not limited to:

●	the risks, costs and benefits to us;
●	the impact on a director’s independence in the event that the related person is a director, immediate family member of a director or an entity with which a director is affiliated;
●	the availability of other sources for comparable services or products; and
●	the terms available to or from, as the case may be, unrelated third parties or to or from employees generally.

The policy requires that, in determining whether to approve, ratify or reject a related person transaction, our board of directors must consider, in light of known circumstances, whether the transaction is in, or is not inconsistent with, our best interests and those of our shareholders, as our board of directors, determines in the good faith exercise of its discretion.

In addition, our board of directors has also set up an additional internal procedure to regularly review whether the Ordinary Transactions Conducted under Normal Conditions, meet these conditions. The procedure is based on (i) an identification of such transactions by the Finance department through a review of the financial flows during the past financial year between the company and any related person or entity, (ii) a common analysis by the Finance department, the Legal Department and the General management of the current status of the criteria used to classify these transactions, and (iii) a validation of this analysis by the audit committee, which reports to our board of directors.

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

Not applicable.

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

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.    Additional Information.

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

The information set forth in Exhibit 2.4 is incorporated herein by reference.

C.	Material Contracts

Finance Contract with the European Investment Bank

On May 16, 2022, we entered into a finance contract with the European Investment Bank (“EIB”), for up to €50 million, or Finance Contract, to support our preclinical and clinical pipeline, including to fund a portion of our Phase III clinical trial of lanifibranor in patients with non-alcoholic steatohepatitis.

The Finance Contract provides for funding in two equal tranches of €25 million.

●	The disbursement of the first tranche was subject to, among other conditions, (i) the Company entering into a subscription agreement to issue warrants to EIB, in a form and substance satisfactory to EIB, and (ii) the receipt by us from the date of the Finance Contract of an aggregate amount of at least €18 million, paid either in exchange for our shares, or through upfront or milestone payments. We satisfied the conditions and drew down this first tranche in December 2022.
●	The disbursement of the second tranche is further subject to, among other conditions, (i) the full drawdown of the first tranche, (ii) the receipt by us from the date of the Finance Contract of an aggregate amount of at least €70 million (inclusive of the €18 million set forth above), paid either in exchange for our shares, or through upfront or milestone payments, (iii) the issuance of warrants to EIB, (iv) (a) an out-licensing, partnership or royalty transaction with an upfront payment of at least €10 million, or (b) the initiation of a Phase III clinical trial of cedirogant by AbbVie, a which partnership has been terminated following AbbVie’s decision to stop the development of cedirogant following the analysis of a nonclinical toxicology study; and (iv) evidence of at least (a) 850 patients enrolled, or (b) 650 patients enrolled and 300 sites activated, globally in our Phase III clinical trial of lanifibranor. Any funds not disbursed within 36 months following the execution of the Finance Contract shall be cancelled.

Borrowings under the Finance Contract shall bear an interest rate equal to 8% per annum for the first tranche and 7% per annum for the second tranche. The interest shall be capitalized annually, starting on the first anniversary of the disbursement of the relevant tranche. Each tranche shall be repayable in a single instalment on the maturity date of the relevant tranche, which shall be no later than four years after the disbursement of the first tranche and no later than three years after the disbursement of the second tranche. The Finance Contract may be prepaid, in whole or in part, for a prepayment fee, either at the election of the Company or as a result of EIB’s demand following certain prepayment events, including a change of control or change in senior management of the Company. The prepayment fee shall be equal to 6% of the prepayment amount in the first year after disbursement, 4% of the prepayment amount in the second year after disbursement, 3% of the prepayment amount in the third year after disbursement and 2% of the prepayment amount after the third year after disbursement. Subject to certain terms and conditions, upon the occurrence of an event of default, EIB may demand immediate repayment by the Company of all or part of the outstanding funds, together with accrued interest, any prepayment fee, and all other accrued or outstanding amounts under the Finance Contract, and/or cancel the undisbursed tranches. Such events of default include: (i) any amount payable to EIB not being paid by the due date, (ii) any information, document, representation, warranty or statement given to the EIB proving to be incorrect, incomplete or misleading (iii) any default in relation to any loan, or any obligation arising out of any financial transaction, (iv) if we enter a state of suspension of payments (cessation des paiements) or are unable to pay our debts as they fall due, and (iv) any corporate action, legal proceedings or other procedure or step is taken in relation to the suspension of payments, a moratorium of any indebtedness, dissolution, administration or reorganization, or if we take steps towards a substantial reduction in our capital, are declared insolvent or cease or resolve to cease to carry on the whole or any substantial part of its business or activities.

The Finance Contract contains certain representations and warranties provided by us, and we shall pay all taxes, duties, fees and other impositions applied in connection with the Finance Contract. The Finance Contract shall be governed by French law, and any dispute arising under the Finance Contract shall be subject to the jurisdiction of the Courts of Paris.

In connection with the Finance Contract, we have also agreed to issue warrants to EIB as a condition to the funding of each tranche. The Company issued warrants to EIB in accordance with the terms and conditions of the warrant agreement entered into July 1, 2022, and the issuance of warrants covering 2,266,023 ordinary shares occurred on November 28, 2022. The number of warrants issued to EIB was determined based on (i) the aggregate amount paid either in exchange for our shares, or through upfront or milestone payments, from the date of the Finance Contract to the time of the disbursement of the relevant tranche, and (ii)(a) the average price per share paid for our shares in its most recent qualifying equity offering, or (b) for the first tranche only, in case of no qualifying equity offering, the average price per share of our shares over the last 90 trading days. The subscription price was €0.01 per warrant, which was offset by an arrangement fee of €0.01 per warrant to be paid by the Company to EIB.

The warrants shall be exercisable for a period of twelve years following the earliest to occur of (i) a change of control event, (ii) the maturity date of the first tranche, (iii) an event of default under the Finance Contract, or (iv) a repayment demand by the EIB under the Finance Contract. The warrants shall automatically be deemed null and void if they are not exercised after twelve years. Subject to certain terms and conditions, each warrant will entitle EIB to one of our shares in exchange for the exercise price. The exercise price will be equal to 95% of the volume weighted average of the trading price of our shares over an agreed upon period. EIB is entitled to a put option to require the Company to buy back all or part of the warrants then exercisable but not yet exercised, subject to certain terms and conditions. Furthermore, we are entitled to a call option to require EIB to sell to us all shares and other securities, including the warrants, and a right of first refusal to buy back any warrants that are offered for sale to a third party, subject to certain terms and conditions.

License and Collaboration Agreement with Chia Tai Tianqing Pharmaceutical Group, Co., LTD

On September 21, 2022, we entered into an exclusive license and collaboration agreement with CTTQ to develop and commercialize lanifibranor, our proprietary compound, in Mainland China, Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan (each, a “Region” and, together, the “Territory”).

The license and collaboration agreement provides CTTQ an exclusive right (i) to develop, import, export, use, manufacture, offer for sale, promote, market, distribute, sell and otherwise commercialize any pharmaceutical product containing lanifibranor (a) alone as the sole active pharmaceutical ingredient or (b) together with one or more Additional Actives (as defined in the Agreement) (a “Combination Product” and, together with lanifibranor, the “Licensed Products”); and (ii) to develop and manufacture lanifibranor within the Territory. CTTQ has the right to grant sublicenses to its affiliates without our consent or to a third party with our written consent. We will transfer to CTTQ a copy of its know-how related to the Licensed Products that is necessary or reasonably useful for initiating the development of the Licensed Products and making the investigational new drug (“IND”) application to the Chinese regulatory agency. Depending on multiple factors, including the approval of the Chinese regulatory agency, it is anticipated that CTTQ will either join the ongoing pivotal NATiV3 Phase III clinical trial with lanifibranor for the treatment of adult patients with NASH or run an independent trial. CTTQ will bear all costs associated with the trials conducted in Greater China. CTTQ shall be solely responsible, at its own expense, for all regulatory activities with respect to the Licensed Products in the Territory, including preparing, filing, obtaining and maintaining regulatory approvals for the Licensed Products.

We shall provide technical guidance and services to support the transfer of technology for manufacturing purposes.

Under the terms of the license and collaboration agreement, CTTQ has the sole right and is solely responsible for all aspects of the commercialization of the Licensed Products in the Territory, subject to regulatory approval, including (i) developing and executing a commercial launch and pre-launch plan, (ii) negotiating the price and reimbursement statuses of the Licensed Products with applicable governmental authorities, (iii) marketing, advertising and promotion, (iv) booking sales and distribution and performance of related services, (v) handling all aspects of order processing, invoicing and collection, inventory and receivables, (vi) providing customer support, including handling medical queries, and performing other related functions, and (vii) conforming its practices and procedures to applicable laws relating to the marketing, detailing and promotion of the Licensed Products in the Territory. CTTQ shall bear all of the costs and expenses incurred in connection with such commercialization activities. We shall own and retain all right, title and interest in and to all trademarks, logos and trade names associate with any Licensed Product worldwide and have the sole right to register and maintain all such trademarks, logos and trade names worldwide.

In connection with the license, CTTQ paid us an upfront payment of $12.6 million, including $1.3 million of withholding taxes, upon signing of the agreement and will pay (i) additional payments for an aggregate amount of up to $40 million upon the achievement of certain development and regulatory milestones; and (ii) additional payments for an aggregate amount of up to $250 million upon the achievement of certain commercial milestones. In addition, subject to regulatory approval, CTTQ will pay us tiered royalties from high single-digit to mid-teen double digits of net sales for the first three years after the first sale of the applicable Licensed Product, and low to mid-teen double digits starting from the fourth year after the first sale. Royalties shall be payable, on a Region-by-Region and Licensed Product-by-Licensed Product basis, from the period beginning on the date of the first commercial sale of such Licensed Product in such Region and continuing until the expiration of the royalty obligations with respect to such Licensed Product in such Region as specified in the agreement (the “Royalty Term”).

Pursuant to the license and collaboration agreement, any inventions developed during the term of the license and collaboration agreement by the Company, and any patents filed, claiming or disclosing any such invention shall be solely and exclusively owned by the Company. Any inventions developed during the term of the license and collaboration agreement by CTTQ, and any patents filed claiming or disclosing any such invention shall be solely and exclusively owned by CTTQ. Any inventions developed during the term jointly by both the Company and CTTQ shall be jointly owned by the Company and CTTQ and, in such case, the share of each party’s ownership shall be determined based on each party’s contribution to the invention.

The license and collaboration agreement terminates upon the expiration of the final Royalty Term with respect to all Licensed Products. The license and collaboration agreement can be terminated by mutual consent or by either party if the other party (i) is in material breach of the license and collaboration agreement; or (ii) files for or institutes proceedings related to bankruptcy, reorganization, dissolution, liquidation or winding up.

Research and Development Agreement with AbbVie

In August 2012, we entered into a research services agreement with AbbVie, which included a collaboration to identify orally-available inverse agonists of the nuclear receptor RORγ for the treatment of moderate to severe psoriasis and other auto-immune diseases. AbbVie was responsible, at its sole cost and discretion, for all further development and commercialization activities related to the RORγ program. Our joint efforts led to the discovery of cedirogant, which was being evaluated by AbbVie in a Phase II clinical trial for the treatment of moderate to severe psoriasis. On October 28, 2022, AbbVie announced that they decided to stop the development of cedirogant and the collaboration agreement was terminated accordingly.

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

Material U.S. Federal Income Tax Considerations for U.S. Holders

The following is a summary of certain material U.S. federal income tax considerations relating to the acquisition, ownership and disposition of ADSs by a U.S. holder (as defined below). This summary addresses only the U.S. federal income tax considerations for U.S. holders that hold such ADSs as capital assets within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended, or the Code. This summary does not address all U.S. federal income tax matters that may be relevant to a particular U.S. holder. This summary does not address tax considerations applicable to a holder of ADSs that may be subject to special tax rules including, without limitation, the following:

●	banks, financial institutions or insurance companies;
●	brokers, dealers or traders in securities, currencies, commodities, or notional principal contracts;

●	tax-exempt entities or organizations, including an “individual retirement account” or “Roth IRA” as defined in Section 408 or 408A of the Code, respectively;
●	real estate investment trusts, regulated investment companies or grantor trusts;
●	persons that hold the ADSs as part of a “hedging,” “integrated” or “conversion” transaction or as a position in a “straddle” for U.S. federal income tax purposes;
●	S corporations, partnerships (including entities or arrangements treated as partnerships for U.S. federal income tax purposes) or other pass-through entities, or persons that will hold the ADSs through such an entity;
●	certain former U.S. citizens or long term residents of the United States;
●	corporations that accumulate income to avoid U.S. federal income tax;
●	persons that received ADSs as compensation for the performance of services;
●	holders that own directly, indirectly, or through attribution 10% or more of our ADSs and shares by vote or value; and
●	holders that have a “functional currency” other than the U.S. dollar.

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

For the purposes of this summary, a “U.S. holder” is a beneficial owner of ADSs that is (or is treated as), for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;
●	a corporation, or other entity that is treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;
●	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or
●	a trust, if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of the substantial decisions of such trust or has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person.

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

Passive Foreign Investment Company Considerations. In general, a corporation organized outside the United States generally will be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through rules with respect to the income and assets of its subsidiaries, either: (1) at least 75% of its gross income is “passive income” or (2) at least 50% of the average quarterly value of its total gross assets (which would generally be measured by fair market value of our assets, and for which purpose the total value of our assets may be determined in part by the market value of the ADSs, which are subject to change) is attributable to assets that produce “passive income” or are held for the production of “passive income.”

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

Based on our current estimates of the composition of our income and valuation of our assets for the taxable year ending December 31, 2022, we do not believe that we were a PFIC for the year ending December 31, 2022. Our status as a PFIC is a fact-intensive determination made on an annual basis after the end of each taxable year and we cannot provide any assurances regarding our PFIC status for the past, current or future taxable years. Accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status for any prior taxable year, and also expresses no opinion with regard to our current or future PFIC status.

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

France has introduced a comprehensive set of new tax rules applicable to French assets that are held by or in foreign trusts. These rules provide inter alia for the inclusion of trust assets in the settlor’s net assets for the purpose of applying the French real estate wealth tax, for the application of French gift and death duties to French assets held in trust, for a specific tax on value of the French assets of foreign trusts not already subject to the French real estate wealth tax and for a number of French tax reporting and disclosure obligations. The following discussion does not address the French tax consequences applicable to securities (including ADSs) held in trusts. If ADSs are held in trust, the grantor, trustee and beneficiary are urged to consult their own tax advisor regarding the specific tax consequences of acquiring, owning and disposing of securities.

The description of the French income tax and wealth tax consequences set forth below is based on the Treaty, and the tax guidelines issued by the French tax authorities in force as of the date herein.

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

Under application of the Treaty, a U.S. holder who is a U.S. resident for purposes of the Treaty and entitled to Treaty benefit will not be subject to French tax on any such capital gain unless the ordinary shares or the ADSs form part of the business property of a permanent establishment or fixed base that the U.S. holder has in France. U.S. holders who own ordinary shares or ADSs through U.S. partnerships that are not resident for Treaty purposes are advised to consult their own tax advisors regarding their French tax treatment and their eligibility for Treaty benefits in light of their own particular circumstances. A U.S. holder that is not a U.S. resident for Treaty purposes or is not entitled to Treaty benefit (and in both cases is not resident, established or incorporated in a non-cooperative State or territory as defined in Article 238-0 A of the FTC other than those States or territories mentioned in 2° of 2 bis of the same Article 238-0 A) and has held more than 25% of our dividend rights, known as “droits aux benefices sociaux,” at any time during the preceding five years, either directly or indirectly, and, as relates to individuals, alone or with relatives will be subject to a levy in France at the rate of 12.8% if such U.S. holder is an individual or 25% for corporate bodies or other legal entities. Special rules apply to U.S. holders who are residents of more than one country.

Pursuant to Article 235 ter ZD of the FTC, purchases of shares or ADSs of a French company listed on a regulated market of the European Union or on a foreign regulated market formally acknowledged by the French Financial Market Authority, or AMF, are subject to a 0.3% French tax on financial transactions provided that the issuer’s market capitalization exceeds one billion euros as of December 1 of the year preceding the taxation year. Nasdaq is not currently acknowledged by the French AMF but this may change in the future. A list of French relevant companies whose market capitalization exceeds 1 billion euros as of December 1 of the year preceding the taxation year is published annually by the French State. As at December 1, 2022, our market capitalization did not exceed one billion euros.

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

Taxation of Dividends

Dividends paid by a French corporation to non-residents of France are generally subject to French withholding tax at a rate of 12.8% for individuals or 25% for corporate bodies or other legal entities. Dividends paid by a French corporation in a non-cooperative State or territory, as defined in Article 238-0 A of the FTC other than those States or territories mentioned in 2° of 2 bis of the same Article 238-0 A, may be subject to French withholding tax at a rate of 75%. However, eligible U.S. holders entitled to Treaty benefits under the “Limitation on benefits” provision contained in the Treaty who are U.S. residents, other than individuals subject to the French withholding tax rate at 12.8%, as defined pursuant to the provisions of the Treaty, will not be subject to this 25% or 75% withholding tax rate, but may be subject to the withholding tax at a reduced rate (as described below).

Under the Treaty, the rate of French withholding tax on dividends paid to an eligible U.S. holder who is a U.S. resident as defined pursuant to the provisions of the Treaty and whose ownership of the ordinary shares or ADSs is not effectively connected with a permanent establishment or fixed base that such U.S. holder has in France, may be reduced to 15%, or to 5% if such U.S. holder is a corporation and owns directly or indirectly at least 10% of the share capital of the issuer; such U.S. holder may claim a refund from the French tax authorities of the amount withheld in excess of the Treaty rates of 15% or 5%, if any.

For U.S. holders that are not individuals but are U.S. residents, as defined pursuant to the provisions of the Treaty, the requirements for eligibility for Treaty benefits, including the reduced 5% or 15% withholding tax rates contained in the “Limitation on benefits” provision of the Treaty, are complex, and certain technical changes were made to these requirements by the protocol of January 13, 2009. U.S. holders are advised to consult their own tax advisors regarding their eligibility for Treaty benefits in light of their own particular circumstances. Dividends paid to an eligible U.S. holder may immediately be subject to the reduced rates of 5% or 15% provided that:

●	such holder establishes before the date of payment that it is a U.S. resident under the Treaty by completing and providing the depositary with a treaty form (Form 5000) in accordance with the French guidelines(BOI-INT-DG-20-20-20-20-12/09/2012); or
●	the depositary or other financial institution managing the securities account in the U.S. of such holder provides the French paying agent with a document listing certain information about the U.S. holder and its ordinary shares or ADSs and a certificate whereby the financial institution managing the U.S. holder’s securities account in the United States takes full responsibility for the accuracy of the information provided in the document.

Otherwise, dividends paid to a U.S. holder, other than individuals subject to the French withholding tax rate at 12.8%, will be subject to French withholding tax at the rate of 25%, or 75% for any U.S. holder if paid in a non-cooperative State or territory (as defined in Article 238-0 A of the FTC, other than those States or territories mentioned in 2° of 2 bis of the same Article 238-0 A), and then reduced at a later date to 5% or 15%, provided that such holder duly completes and provides the French tax authorities with the treaty forms Form 5000 and Form 5001 before December 31 of the calendar year following the year during which the dividend is paid (due to recent case law regarding the statute of limitation for filing a withholding tax claim).

Certain qualifying pension funds and certain other tax-exempt entities are subject to the same general filing requirements as other U.S. holders except that they may have to supply additional documentation evidencing their entitlement to these benefits.

Since the withholding tax rate applicable under French domestic law to U.S. holders who are individuals does not exceed the cap provided in the Treaty (i.e. 15%), the 12.8% rate shall apply, without any reduction provided under the Treaty.

Besides, pursuant to Article 235 quater of the FTC and under certain conditions (in particular reporting obligations), a corporate U.S. Holder which is in a tax loss position for the fiscal year during which the dividend is received may be entitled to a deferral regime, and obtain a withholding tax refund. The tax deferral ends in respect of the first financial year during which this U.S. Holder is in a profit making position, as well as in the cases set out in Article 235 quater of the FTC. Also, pursuant to Article 235 quinquies of the

FTC and under certain conditions, a corporate U.S. Holder may be entitled to a refund of a fraction of the withholding tax, up to the difference between the withholding tax paid (on a gross basis) and the withholding tax based on the dividend net of the expenses incurred for the acquisition and conservation directly related to the income, provided broadly (i) that these expenses would have been tax deductible had the U.S. Holder been established in France, and (ii) that the tax rules in the United States do not allow the U.S. Holder to offset the withholding tax.

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

We are subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers and under those requirements we file reports with the SEC. Those reports may be inspected without charge at the locations described below. As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. Nevertheless, we file with the SEC an Annual Report on Form 20-F containing financial statements that have been examined and reported on, with and opinion expressed by an independent registered public accounting firm.

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

I.	Subsidiary Information

Not required.

J.	Annual Report to Subsidiary Holders.

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

During 2022, expenses in foreign currencies totaled approximately €15.9 million based on the exchange rates in effect at the date of each transaction, or approximately 21% of our operating expenses, compared to approximately €13.5 million, or 22%, during 2021. As a result, we are exposed to foreign exchange risk inherent in operating expenses incurred. The exposure to foreign exchange risk is unlikely to have a material adverse impact on our results of operations or financial position. However, unfavorable exchange rate fluctuations between the euro and the dollar, which are difficult to predict, could affect our financial situation. In addition, we currently have revenues only in euros. As we advance our clinical development in the United States and potentially commercialize our product candidates in that market, we expect to face greater exposure to exchange rate risk and would then consider using exchange rate hedging techniques at that time.

Interest Rate Risk

We believe we have very low exposure to interest rate risk. Such exposure primarily involves our money market funds and time deposit accounts. The outstanding bank loans bear interest at a fixed rate, and we are therefore not subject to interest rate risk with respect to these loans. Changes in interest rates have a direct impact on the rate of return on these investments and the cash flows generated. The repayment flows of the conditional advances from BPI France are not subject to interest rate risk.

Fair Value Measurement - Derivatives Risk

We are exposed to the fluctuations of the changes in the fair value of the EIB warrants (derivatives), as the changes on the performance of the underlying can have a significant impact on our Statement of Income (Loss).

Credit Risk

We believe that the credit risk related to our cash and cash equivalents is not significant in light of the quality of the financial institutions at which such funds are held.

Liquidity Risk

As of December 31, 2022, we had €86.7 million of available cash and cash equivalents, consisting of cash and short-term deposit accounts that are liquid and easily convertible within 3 months without penalty or risk of change in value. We also had €1.0 million of short-term deposits that are considered by the Company as liquid and easily available.

The amount and timing of our future funding requirements will depend on many factors, including but not limited to:

●	the progress, costs, results of and timing of our ongoing and planned clinical trials;
●	our ability to reach milestones under our existing partnership arrangements, including our partnership with Chia Tai Tianqing Pharmaceutical Group, Co., LTD., or enter into additional partnership agreements that would generate milestone payments, licensing fees or other sources of income;
●	the willingness of the FDA, EMA, NMPA and other comparable regulatory authorities to accept the clinical trials and pre-clinical studies and other work from us or our partners as the basis for review and approval of product candidates;
●	the outcome, costs and timing of seeking and obtaining regulatory approvals from the FDA, EMA and other comparable regulatory authorities;
●	the need for additional or expanded pre-clinical studies and clinical trials beyond those that we envision conducting with respect to our current and future product candidates;
●	the success of our current partners, including CTTQ, and any future partners, and the economic and other terms of any licensing, cooperation or other similar arrangements into which we may enter;
●	the number of product candidates and indications that we pursue;
●	the timing and costs associated with manufacturing our product candidates for clinical trials and pre-clinical studies and, if approved, for commercial sale;
●	the timing and costs associated with establishing sales and marketing capabilities;
●	market acceptance of any approved product candidates;
●	the costs of acquiring, licensing or investing in additional businesses, products, product candidates and technologies;
●	the cost to maintain, expand and defend the scope of our intellectual property portfolio, including the amount and timing of any payments we may be required to make, or that we may receive, in connection with licensing, filing, prosecution, defense and enforcement of any patents or other intellectual property rights;
●	our need and ability to hire additional management, development and scientific personnel; and
●	our need to implement additional internal systems and infrastructure, including financial and reporting systems.

As of the date hereof, we estimate, given our current cost structure and our projected expenditure commitments, to be able to finance our activities until the end of the fourth quarter of 2023. This estimate is based on our current business plan and excludes any potential milestones payable to or by us and any additional expenditures related to the potential continued development of the odiparcil program or resulting from the potential in-licensing or acquisition of additional product candidates or technologies, or any associated development we may pursue. We may have based this estimate on assumptions that may prove to be incorrect and we may end up using our resources sooner than anticipated. Accordingly, our current cash position will not be sufficient to cover operating needs for at least the next 12 months. In order to cover our needs until March 2024, taking into account our current business plan, we estimate needing approximately an additional €20 million. These events and conditions indicate that a material uncertainty exists that may cast significant doubt on our ability to continue as a going concern and, therefore, we may be unable to realize our assets and discharge our liabilities in the normal course of business.

We expect to extend our financing horizon through:

●	sale of ADS under the ATM financing program, for a potential amount of up to $58.3 million until August 2, 2024;

●	raising additional financing through other public or private equity or debt offerings ;
●	receipt of the second tranche of the EIB loan for an amount of €25 million if we meet the conditions precedent for the availability of this second tranche; and
●	entering into strategic transactions such as business development partnerships and/or royalty deals.

Assuming the condition precedents for the release of the second tranche of the EIB loan are met, we plan to use proceeds from the second tranche under the Finance Contract with the EIB for our preclinical and clinical pipeline, including to help fund part of its Phase III clinical trial of lanifibranor in patients with NASH. It cannot be guaranteed that the milestones provided for by us or our partners will be achieved or that the conditions precedent to the receipt of funds under the Finance Contract will be met within the time limits provided, if at all.

We intend to seek additional capital to support our operating plan and continue our research and development efforts. Any potential financing could take the form of indebtedness, which would affect our financial structure, or a capital increase, which would result in a dilution of our shareholders, or a strategic transaction. However, we may not be able to secure additional financing on a timely basis, on favorable terms or at all. If we are unable to obtain funding on a timely basis, we may be required to significantly curtail, delay or discontinue one or more of our research or development programs or the commercialization of any approved product or be unable to expand our operations or otherwise capitalize on our business opportunities, as desired, which could impair our growth prospects. If we are unable to continue as a going concern, we may have to liquidate our assets and may receive less than the value at which those assets are carried on our financial statements, and it is likely that investors will lose all or a part of their investment. Further, the perception that we may be unable to continue as a going concern may impede our ability to pursue any potential strategic opportunities or operate our business due to concerns regarding our ability to discharge our contractual obligations. Any additional fundraising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to develop and, if approved, commercialize our product candidates. In addition, our ability to raise necessary financing could be impacted by the continuing effects of the COVID-19 pandemic on market conditions in addition to market impacts as a result of geopolitical events, including relating to Russia's invasion of Ukraine.

Inflation Risk

We believe that inflation will have a general impact on our business in line with overall price increases, increases in the cost of borrowing, and operating in an inflationary economy. We have seen a 5-10% price increase in 2022 during negotiations with our vendors, and are not able to offset such higher costs through price increases, as we do not currently have any approved products. We cannot predict the timing, strength, or duration of any inflationary period or economic slowdown or its ultimate impact on the Company. If the conditions in the general economy significantly deviate from present levels and continue to deteriorate, it could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

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

Our Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer), after evaluating the effectiveness of our “disclosure controls and procedures,” as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act as of December 31, 2022, have concluded that, as of such date, our disclosure controls and procedures were effective and ensured that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer), to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.

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

In connection with this assessment and the preparation of our consolidated financial statements for the year ended December, 31, 2022, our management concluded that our internal control over financial reporting was effective as of December 31, 2022.

C.	Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the SEC for emerging growth companies.

D.	Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.    Audit Committee Financial Expert.

Our board of directors has determined that Chris Buyse as representative of Sofia BV is an “audit committee financial expert” as defined by SEC rules and regulations and has the requisite financial sophistication under the applicable rules and regulations of the Nasdaq Stock Market. Mr. Buyse is independent as such term is defined in Rule 10A-3 under the Exchange Act and under the listing standards of the Nasdaq Stock Market.

Item 16B.    Code of Business Conduct and Ethics.

We have adopted a Code of Business Conduct and Ethics, or the Code of Conduct, applicable to all of our employees, senior management and directors. The Code of Conduct is available on our website at www.inventivapharma.com.

Item 16C.    Principal Accountant Fees and Services.

KPMG S.A., or KPMG, has served as our independent registered public accounting firm for 2021 and 2022. Our accountants billed the following fees to us for professional services in each of those fiscal years:

	Year ended
	December 31,
(in thousands of euros)	2022	2021
Audit Fees	810	806
Audit-Related Fees	30	26
Tax Fees	—	—
All Other Fees	—	—
Total	839	831

Auditor Name	Auditor Location	Auditor Firm ID
KPMG SA	Paris La Defense, France	1253

“Audit Fees” are the aggregate fees billed for the audit of our annual financial statements. This category also includes services that KPMG provides, such as consents and review of documents filed with the SEC.

“Audit-Related Fees” are the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit and are not reported under Audit Fees.

“Tax Fees” are fees for tax compliance, tax advice, and tax planning. There were no “Tax Fees” billed or paid during 2022 and 2021.

“All Other Fees” are any additional amounts billed for services provided by KPMG. There were no “Other Fees” billed or paid during 2022 and 2021.

Audit and Non-Audit Services Pre-Approval Policy

The audit committee has responsibility for appointing, setting compensation of and overseeing the work of the independent registered public accounting firm. In recognition of this responsibility, the audit committee has adopted a policy governing the pre-approval of all audit and permitted non-audit services performed by our independent registered public accounting firm to ensure that the provision of such services does not impair the independent registered public accounting firm’s independence from us and our management. Unless a type of service to be provided by our independent registered public accounting firm has received general pre-

approval from the audit committee, it requires specific pre-approval by the audit committee. The payment for any proposed services in excess of pre-approved cost levels requires specific pre-approval by the audit committee.

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

Item 16H.    Mine Safety Disclosure.

Not applicable.

Item 16I.    Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

PART III

Item 17.Financial Statements.

See response to Item 18.

Item 18.Financial Statements.

See pages F-1 through F-72 of this annual report.

Item 19.Exhibits.

Incorporation by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date
1.1*	Bylaws of the registrant (English translation).

2.2	Deposit Agreement	F-6	333-239477	1	06/26/20

2.3	Form of American Depositary Receipt	F-6	333-239477	1	06/26/20

2.4*	Description of Securities

4.1†*	Summary of BSA 2017, BSA 2018 and BSA 2019, BSA 2019 bis, BSA 2019 ter, and BSA 2021 Plans

4.2†*	Summary of BSPCE 2013-1 and BSPCE 2021 Plans

4.3†*	Summary of AGA 2021-1, AGA 2021 bis and AGA 2022 Free Share Plans (English Translation)

4.4	Finance Contract between the European Investment Bank and Inventiva, dated May 16, 2022	6-K	001-39374	99.2	05/16/22

4.5	Exclusive License and Collaboration Agreement between Chia Tai Tianqing Pharmaceutical Group, Co., Ltd. and Inventiva, dated September 21, 2022	6-K	001-39374	99.1	09/27/22

4.6	Open Market Sale AgreementSM between Inventiva and Jefferies, LLC, dated August 2, 2021.	F-3	333-258369	1.2	08/02/2021

8.1	List of subsidiaries of the registrant	20-F	001-39374	8.1	03/15/21

12.1*	Certification by the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of KPMG S.A.

101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

*	Filed herewith.
**	Furnished herewith.

†	Indicates a management contract or any compensatory plan, contract or arrangement.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing this Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

INVENTIVA S.A.

By:	/s/ Frédéric Cren
Frédéric Cren
Chief Executive Officer

Date: March 30, 2023

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

INVENTIVA S.A.

KPMG S.A. Tour EQHO 2 Avenue Gambetta CS 60055 92066 Paris la Défense Cedex France	Téléphone :+33 (0)1 55 68 68 68 Télécopie :+33 (0)1 55 68 73 00 Site internet :www.kpmg.fr

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Inventiva S.A.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Inventiva S.A. and subsidiary (the Company) as of December 31, 2022, 2021 and 2020, the related consolidated statements of income (loss), comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2022, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3.26 to the consolidated financial statements, the Company has incurred operating losses and negative cash flows from operations since inception and current cash and cash equivalents are not expected to be sufficient for at least the next twelve months. These matters raise substantial doubt about the ability of the Company to continue as a going concern. Management’s plans in regard to these matters are also described in Note 3.26. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Paris La Défense, France

March 27, 2023

KPMG S.A.

/s/ Cédric Adens
Cédric Adens

Partner

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(IN THOUSANDS OF EUROS)

		As of December 31,
	Notes	2020	2021	2022
ASSETS
Non‑current assets
Intangible assets	4	935	770	568
Property, plant and equipment	5	3,282	3,196	7,385
Other non‑current assets	6	1,706	2,442	1,668
Total non‑current assets		5,923	6,408	9,621
Current assets
Inventories	7	320	392	373
Trade receivables	8	48	4,000	0
Tax receivables	8	9,028	4,373	6,007
Other current assets	6	17,914	20,260	13,267
Cash and cash equivalents	9	105,687	86,553	86,736
Total current assets		132,997	115,578	106,383
TOTAL ASSETS		138,920	121,985	116,004
LIABILITIES AND SHAREHOLDERS’ EQUITY
Shareholders’ equity
Share capital	10.1	386	409	421
Premiums related to share capital	10.1	139,668	165,072	173,886
Reserves		4,777	(26,815)	(74,286)
Foreign currency translation reserve		—	(164)	(271)
Net loss for the period		(33,619)	(49,635)	(54,274)
Total Shareholders’ equity		111,211	88,866	45,476
Non‑current liabilities
Long-term debt	15	10,037	8,837	28,663
Long-term debt - derivatives	15	—	—	9,876
Long‑term provisions	12	2,377	—	—
Provisions for retirement benefit obligations	13	1,385	1,429	1,234
Long‑term contract liabilities	15	—	—	55
Total non‑current liabilities		13,800	10,266	39,827
Current liabilities
Short‑term debt	15	18	1,282	5,851
Short‑term provisions	12	130	180	—
Trade payables	14	6,923	14,602	19,359
Short‑term contract liabilities	15	—	—	6
Other current liabilities	14.2	6,838	6,789	5,485
Total current liabilities		13,908	22,853	30,701
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		138,920	121,985	116,004

The accompanying notes form an integral part of these consolidated financial statements

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(IN THOUSANDS OF EUROS, EXCEPT SHARE AND PER SHARE AMOUNTS)

		Year ended December 31,
	Notes	2020	2021	2022
Revenues and other income
Revenues	16	372	4,194	12,179
Other income	16	4,891	4,307	6,635
Total revenues and other income		5,263	8,501	18,814
Research and development expenses	17	(23,717)	(48,452)	(60,469)
Marketing — Business development expenses	17	(563)	(364)	(2,583)
General and administrative expenses	17	(8,499)	(11,155)	(12,912)
Other operating income (expenses)	18	(2,202)	(644)	40
Operating loss (profit)		(29,718)	(52,114)	(57,110)
Financial income	19	2,057	5,478	4,923
Financial expenses	19	(5,959)	(2,635)	(2,107)
Financial income (loss)		(3,902)	2,842	2,816
Income tax	20	—	(364)	20
Net loss for the period		(33,619)	(49,635)	(54,274)
Basic / diluted loss per share (euros/share)	23	(0.99)	(1.27)	(1.31)
Weighted average number of outstanding shares used for computing basic/diluted loss per share	23	33,874,751	39,168,152	41,449,732

The accompanying notes form an integral part of these consolidated financial statements

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(IN THOUSANDS OF EUROS)

	Year ended December 31,
	2020	2021	2022
Net loss for the period	(33,619)	(49,635)	(54,274)
Items that will be reclassified subsequently to profit or loss	—	(164)	(107)
Currency translation differences	—	(164)	(107)
Items that will not be reclassified subsequently to profit or loss	(49)	82	425
Remeasurement of defined benefit plans	(49)	82	425
Total comprehensive loss	(33,668)	(49,717)	(53,955)

The accompanying notes form an integral part of these consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN THOUSANDS OF EUROS)

		Year ended December 31,
	Notes	2020	2021	2022
Cash flows used in operating activities
Net loss for the period		(33,619)	(49,635)	(54,274)
Elimination of other non‑cash, non‑operating income and expenses
Depreciation, amortization and provisions	4,5,17	1,888	(1,288)	1,698
Deferred and current taxes	20	—	32	(84)
Tax credits	8.2	(7,654)	(3,302)	(5,177)
Cost of net debt	11	118	87	676
Share‑based compensation expense	21.1	938	2,089	2,218
Exchange gains / losses		3,039	(5,198)	343
Fair value variation in the result		(1,791)	651	407
Other		41	—	—
Cash flows used in operations before tax, interest and changes in working capital		(37,041)	(56,565)	(54,193)
Decrease / (Increase) in operating and other receivables	8	(459)	(5,317)	3,844
Increase / (Decrease) in operating and other payables	14	1,271	7,599	3,535
Decrease / (Increase) in inventories	7	68	(72)	19
Tax credit received	8.2	8,424	7,957	3,553
Other[1]		(2,853)	(1,231)	(1,685)
Tax, interest and changes in operating working capital		6,451	8,936	9,266
Net cash flows used in operating activities		(30,590)	(47,629)	(44,928)
Cash flows provided by (used in) investing activities
Purchases of property, plant and equipment and intangible assets	4, 5	(292)	(534)	(561)
Disposals of property, plant and equipment and intangible assets	18	—	89	41
Decrease / (Increase) in short-term deposit accounts		(7,694)	(1,302)	9,388
Decrease / (Increase) in other non‑current financial assets	6	(571)	(47)	(1)
Net cash flows provided by (used in) investing activities		(8,557)	(1,793)	8,868
Cash flows provided by (used in) financing activities
Capital increase, net of transaction costs[2]	10.1	101,782	25,475	8,827
Subscription of debt	11	9,979	—	30,209
Repayment of debt	11	(61)	(13)	(1,033)
Repayment of lease debt	11	(26)	(15)	(735)
Net cash flows provided by financing activities		111,674	25,447	37,268
Net (decrease) / increase in cash and cash equivalents		72,527	(23,975)	1,208
Net cash and cash equivalents at beginning of period	9	35,840	105,687	86,553
Exchange gains / losses	19	(2,681)	4,841	(1,025)
Net cash and cash equivalents at end of period	9	105,687	86,553	86,736
(1)	Including the decrease / (increase) of prepaid expenses for €(1.1) million, (€4.1) million, and €(2.8) million for the years ended December 31, 2022, December 31, 2021, and December 31, 2020 respectively (see Note 8.2 - Other current assets and receivables). For the year ended December 31, 2021 the increase in prepaid expenses is mainly offset by the indemnity received from the Abbott group under the Additional Agreement of €2 million in 2021 (see Note 6 - Other Non-Current Assets).
(2)	Including subscriptions to BSA share warrants for €539 thousand, €49 thousand, and €13 thousand for the period ended December 31, 2022, December 31, 2021, and December 31, 2020 respectively.

The accompanying notes form an integral part of these consolidated financial statements

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(IN THOUSANDS OF EUROS, EXCEPT SHARE AMOUNTS)

		Share capital
				Premiums
		Number		related to		Net	Currency
		of		share		profit	translation	Shareholders’
	Notes	shares	Amount	capital	Reserves	(loss)	adjustments	equity
At January 1, 2020		26,846,112	268	86,012	(14,670)	(30,218)	—	41,392
Net loss for the period		—	—	—	—	(33,619)	—	(33,619)
Other comprehensive income (loss)		—	—	—	(49)	—	—	(49)
Total comprehensive income (loss)		—	—	—	(49)	(33,619)	—	(33,668)
Appropriation of 2019 net loss		—	—	—	(30,218)	30,218	—	—
Issue of ordinary shares	10.1	11,256,599	113	108,986	—	—	—	109,099
Transaction costs	10.1	—	—	(7,397)	—	—	—	(7,397)
Exercise of BSAs/BSPCEs and AGAs	10.3, 10.4	527,550	5	67	(5)	—	—	67
BSA share warrants subscription premium	10.1	—	—	—	13	—	—	13
Share‑based compensation expense	10.3, 10.4	—	—	—	938	—	—	938
Appropriation of the issue premium	10.1	—	—	(48,000)	48,000	—	—	—
Treasury shares	10.2	—	—	—	768	—	—	768
At December 31, 2020		38,630,261	386	139,668	4,777	(33,619)	—	111,211
Net loss for the period		—	—	—	—	(49,635)	—	(49,635)
Other comprehensive income (loss)		—	—	—	82	—	(164)	(82)
Total comprehensive income (loss)		—	—	—	82	(49,635)	(164)	(49,717)
Appropriation of 2020 net loss		—	—	—	(33,619)	33,619	—	—
Issue of ordinary shares	10.1	2,214,190	22	25,404	—	—	—	25,426
Transaction costs	10.1	—	—	—	—	—	—	—
Vesting of AGAs	10.3, 10.4	29,100	0	—	(0)	—	—	0
Share‑based compensation expense	10.3, 10.4	—	—	—	2,089	—	—	2,089
BSA share warrants subscription premium	10.1	—	—	—	49	—	—	49
Treasury shares	10.2	—	—	—	(267)	—	—	(267)
Other changes		—	—	—	75	—	—	75
At December 31, 2021		40,873,551	409	165,072	(26,815)	(49,635)	(164)	88,866
Net loss for the period		—	—	—	—	(54,274)	—	(54,274)
Other comprehensive income (loss)		—	—	—	425	—	(107)	318
Total comprehensive income (loss)		—	—	—	425	(54,274)	(107)	(53,955)
Appropriation of 2021 net loss		—	—	—	(49,635)	49,635	—	—
Issue of ordinary shares	10.1	—	13	9,354	—	—	—	9,366
Transaction costs	10.1	—	—	(539)	—	—	—	(539)
Share-based compensation expense	10.3, 10.4	—	—	—	2,218	—	—	2,218
BSA share warrants subscription premium	10.1	—	—	—	—	—	—	—
Treasury shares	10.2	—	—	—	(479)	—	—	(479)
At December 31, 2022		—	421	173,886	(74,286)	(54,274)	(271)	45,476

The accompanying notes form an integral part of these consolidated financial statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Company Information

1.1.	Company information

Inventiva S.A. is a public limited company registered and domiciled in France. Its head office is located at 50 rue de Dijon, 21121 Daix. The consolidated ﬁnancial statements of the company Inventiva include Inventiva S.A. and its subsidiary Inventiva Inc., created in January 2021 (the group designated as “Inventiva” or the “Company”).

Inventiva is a clinical-stage biopharmaceutical company focused on the development of oral small molecule therapies for the treatment of non-alcoholic steatohepatitis, or NASH, and other diseases with significant unmet medical need.

Leveraging its expertise and experience in the domain of compounds targeting nuclear receptors, transcription factors and epigenetic modulation, Inventiva is currently advancing Lanifibranor in the treatment for NASH, as well as a pipeline of earlier stage programs or oncology discovery.

Lanifibranor, its lead product candidate, is being developed for the treatment of patients with NASH, a chronic and progressive liver disease for which there are currently no approved therapies. In 2020, Inventiva announced positive topline data from its Phase IIb clinical trial evaluating lanifibranor for the treatment of patients with NASH and obtained Breakthrough Therapy and Fast Track designation. The Company initiated the preparations for the pivotal Phase III clinical trial of lanifibranor in NASH (“NATiV3”) in the second half of 2021 and a combination trial with lanifibranor and empagliflozin in patients with NASH and Type 2 Diabetes (“T2D”). In the first half of 2022, the Company faced delays in its NATiV3 trial that were primarily due to a higher than originally projected screen failure rate resulting in slower than anticipated enrollment rate (Accounting impact only relates to personal costs - See Note 17.1). In addition, the Company had seen slower than predicted site activation, screening and enrollment due to negative impacts from the COVID-19 pandemic during 2021 and the Company continues to be unable to conduct clinical trial activities at sites originally located in Ukraine and Russia. Inventiva has amended the protocol for the NATiV3 trial in part to potentially accelerate enrollment and additional sites have been identified to help compensate for the inability to use sites in Ukraine and Russia. In January 2023, the Company decided to modify the design of NATiV3 and the clinical development plan of lanifibranor. The last patient first visit for NATiV3 is now expected for the second half of 2023, subject to the implementation and effect of the protocol amendments and additional measures being reviewed and designed to accelerate the enrollment rate. As of the date of this filing, 369 clinical sites are activated. The publication of the topline results of the part 1 of NATiV3 is targeted for the second half of 2025. If the results of the trial confirm sufficient clinical benefit, the Company will file an application for accelerated approval in the United States and conditional authorization in the European Union for the marketing of lanifibranor.

Additionally, in 2022 the Company entered into a license and collaboration agreement with Chia Tai Tianqing Pharmaceutical Group, Co., LTD (“CTTQ”), a Sino Biopharm group company, to develop and commercialize, subject to regulatory approval, lanifibranor for the treatment of NASH and other metabolic diseases in Greater China. Depending on multiple factors, including Chinese regulatory authorities’ feedback, CTTQ is expected to either join the ongoing NATiV3 Phase III clinical trial of lanifibranor in NASH or run an independent study. CTTQ will bear all costs associated with the trials conducted in Greater China.

Inventiva’s pipeline also includes odiparcil for the treatment of patients with mucopolysaccharidosis type VI (“MPS VI”), a group of rare genetic diseases. Based on feedback from the U.S. Food and Drug Administration (“FDA”), Inventiva believes there is potential for an efficient development pathway for odiparcil for the treatment of MPS VI and it continues to review potential options to further development of odiparcil for the treatment of MPS VI, which may include pursuing or creating a partnership.

Inventiva previously had a strategic collaboration with AbbVie Inc. (“AbbVie”) in the area of autoimmune diseases. On October 28, 2022, AbbVie announced that they decided to stop the development of cedirogant (formerly ABBV-157). Inventiva’s and AbbVie’s joint efforts led to the discovery of cedirogant, which was being evaluated by AbbVie in a Phase II clinical trial for the treatment of moderate to severe psoriasis at the time of AbbVie’s decision to discontinue further clinical development.

Inventiva’s ordinary shares have been listed on compartment B of Euronext Paris regulated market since February 2017 and Inventiva’s American Depositary Shares (ADSs), each representing one ordinary share, have been listed on the Nasdaq Global Market since July 2020.

1.2.	Significant events of 2022

Business

Amendments to contract research organization (“CRO”) Agreement with Pharmaceutical Research Associates B.V. – NATiV3 and LEGEND studies

In April 2021, Company entered into an agreement with Pharmaceutical Research Associates Groupe B.V. (“PRA”), as CRO, in connection with the NATiV3 clinical trial in NASH, with retroactive effect in January 2021. The contract aims to support the regulatory approval of the product in adult patients in Europe and in the United States.

Effective January 14, 2022, in connection with the LEGEND Phase IIa clinical trial (“LEGEND”), the Company entered into an agreement with Pharmaceutical Research Associates Group B.V. (“PRA”), a CRO. Under the terms of the agreement, PRA is to support a clinical trial to evaluate benefit for patients of the combination of lanifibranor with empagliflozin, an SGLT2 inhibitor, in patients with T2D and non-cirrhotic NASH. The Company will pay a total amount of €7.9 million for the services rendered (directly and indirectly) by the CRO over the two years period following the date of the contract.

On February 1, 2022, the Company amended its April 2021 agreement with PRA related to the NATiV3 clinical trial to include a bonus and malus mechanism. Depending on whether PRA reaches four milestones in the NATiV3 clinical trial before or after certain dates, PRA will receive a bonus or pay the Company a malus. The bonus and malus scheme is capped at €3.4 million.

On April 12, 2022, and on November 10, 2022, the Company further amended its agreement with PRA related to the NATiV3 clinical trial to extend the timelines, with respect to the milestones, and to revise the country/site distribution of the trial. The Company is obligated to pay PRA up to an aggregate of €223.8 million, over the next seven years, under this NATiV3 PRA agreement.

As of December 31, 2022, the total amount still to be paid under the LEGEND and NATiV3 PRA agreements amounts to €198.1 million.

See Notes 3.21. Other operating income and expenses and 21. Commitments.

Service Agreement with Summit Clinical Research LLC (“Summit”)

In February 2022, the Company entered into a service agreement with Summit in connection with the NATiV3 trial. Under the terms of the agreement, Summit is to provide services to support recruitment and commitment of volunteers for the NATiV3 clinical trial. The Company agreed to pay Summit a minimum aggregate amount of $4.4 million for the services rendered by Summit from the effective date of the agreement to March 2029. If the Company requests Summit to extend the services rendered, this amount may increase by approximately $1.6 million.

See Note 21. Commitments.

License and collaboration agreement with CTTQ

On September 21, 2022, the Company entered into a license and collaboration agreement with Chia Tai Tianqing Pharmaceutical Group, Co., LTD (“CTTQ”), a Sino Biopharm group company, to develop, import, manufacture, commercialize and market lanifibranor, subject to regulatory approval, for the treatment of NASH and potentially other metabolic diseases, in China, Hong Kong, Macau and Taiwan (Greater China). The Company invoiced CTTQ for $12.6 million on September 28, 2022 (the total invoice corresponds to the initial payment of $12 million, and an additional billing of $0.6 million). On November 4, 2022, the Company received $11.4 million after deducting the withholding tax of $1.3 million3. Under the terms of the license and collaboration agreement, CTTQ will make (i) additional payments for an aggregate amount of up to $40 million upon the achievement of certain development and regulatory milestones; and (ii) additional payments for an aggregate amount of up to $250 million upon the achievement of certain commercial milestones.

In addition, subject to regulatory approval of lanifibranor, the Company has the right to receive tiered royalties ranging from high single-digit to mid-teen double digits of net sales by CTTQ in Greater China during the first three years of commercialization and from low to mid-teen double digits starting from year four. Depending on multiple factors, including Chinese regulatory authorities’ decisions, CTTQ is expected to either (i) join the ongoing NATiV3 Phase III clinical trial of lanifibranor in NASH or (ii) run an independent local phase III clinical trial of lanifibranor. In either case, CTTQ will bear all costs associated with the trials conducted in Greater China.

The accounting treatment and accounting impacts as of December 31, 2022 are described in Notes 3.18 – Revenue, 3.25 – Use of estimates and assumptions and 16 – Revenue and other operating income.

AbbVie discontinues development of cedirogant

The Company previously had a strategic collaboration with AbbVie in the area of autoimmune diseases. On October 28, 2022, AbbVie announced that they decided to stop the development of cedirogant (formerly ABBV-157). The Company’s and AbbVie’s joint efforts led to the discovery of cedirogant, which was being evaluated by AbbVie in a Phase II clinical trial for the treatment of moderate to severe psoriasis at the time of AbbVie’s decision to discontinue further clinical development and the partnership.

New patent extending intellectual property protection for lanifibranor in the US

On November 28, 2022, the Company announced that it secured a new patent expanding the intellectual property protection of its lead product candidate lanifibranor in the United States. This new patent further strengthens the Company’s patent portfolio for lanifibranor, which already has patents protecting the use of lanifibranor to treat non-alcoholic steatohepatitis and fibrotic diseases. This patent further expands the intellectual property protection of lanifibranor in the United States for use in patients with cirrhotic NASH.

Development of odiparcil

In August 2022, the Company received feedback from the FDA indicating that odiparcil can be administered to pediatric patients with MPS VI and that the single Phase II/III study design presented by the Company could potentially support a future marketing application for odiparcil. Although the Company’s position not to pursue the development of odiparcil on its own is maintained, the Company continues to evaluate possible options to pursue the development of odiparcil for the treatment of MPS VI, which could include the entering into a partnership.

Investigational New Drug application accepted by the FDA for the Phase II clinical trial combining lanifibranor and empagliflozin in patients with NASH and type 2 diabetes

On March 8, 2022, the Company announced that the FDA has completed the safety assessment of the Investigational New Drug (“IND”) application and concluded that the proof-of-concept LEGEND Phase II clinical trial combining its lead drug candidate lanifibranor with empagliflozin, an SGLT2 inhibitor, in patients with T2D and non-cirrhotic NASH could continue.

3. The Company invoiced €12.8 million on September 28, 2022 (corresponds to the initial payment of €12.1 million euros, and an additional invoicing of €0.6 million) and received on November 4, 2022, €11.5 million after deduction of withholding tax for €1.3 million. The exchange rate on the invoice date was 1.009 euros for one dollar.

The LEGEND Phase IIa clinical trial is a multicenter, randomized, placebo-controlled trial and aims to evaluate the safety and efficacy of lanifibranor in combination with empagliflozin, an SGLT2 inhibitor, for the treatment of patients with non-cirrhotic NASH and T2D. The clinical trial will be conducted double-blind for the “placebo” and “lanifibranor” arms and open label for the arm combining lanifibranor and empagliflozin.

A total of 63 patients with non-cirrhotic NASH and T2D are expected to be recruited in the LEGEND clinical trial. The diagnosis of non-cirrhotic NASH will be based on the basis of historic histological evaluation or a combination of non-invasive methods including imaging and serum-based metabolic diagnostic serological tests. On July 7, 2022, Inventiva announced the launch of the LEGEND Phase IIa clinical trial with the screening of the first patient.

The primary efficacy endpoint of the clinical trial is the change in hemoglobin A1c (HbA1c) at the end of 24 weeks treatment compared to the start of treatment. Secondary endpoints include changes in liver enzymes, glucose and lipid parameters, markers of inflammation, and body fat composition. The study was designed to provide important information on the evolution of body mass and its composition in patients with NASH and T2D treated with lanifibranor in combination with empagliflozin. The use of magnetic resonance imaging (“MRI”) could additionally provide non-invasive data on liver fat, inflammation and fibrosis. The publication of the results is expected for the second half of 2023.

Tax dispute settlement

On February 15, 2022, the Company received a global settlement from the French tax authorities regarding the tax audit carried out on payroll taxes for 2016 and 2017, and on French Research Tax Credit (crédit d’impôt recherche or “CIR”) 2013 to 2015. This proposal has been accepted by the Company. During 2022, accruals of €2.8 million accounted as other current liabilities as of December 31, 2021, have been settled by a €0.4 million payment, by the offset against a VAT credit of €1.9 million, and by the write-off of CIR 2017 receivables in the amount of €0.2 million and €0.3 million receivables related to the CIR 2013 – 2015 corrective statement (see Note 12 - Provisions and Note 14 – Trade Payables and Other Current Liabilities).

Governance

Appointment of Dr Lucy Lu as a director of its Board of Directors

Effective November 9, 2022, the Company’s board of directors appointed Dr. Lucy Lu as Director on its Board of Directors in lieu of Sofinnova Partners. The nomination of Dr. Lucy Lu has been ratified by the shareholders during the general shareholders meeting held on January 25, 2023.

Equity financing

Fundraising of €9.4 million in At-The-Market program

On June 15, 2022, the Company raised €9.4 million in gross proceeds (€8.8 million in net proceeds) by issuing and selling 1,260,618 American Depositary Shares (“ADS”) pursuant to its At-The-Market (“ATM”) program, established on August 2, 2021.

The capital increase was completed at a price of $7.75 per ADS, representing a discount of 0.92% to the volume-weighted average trading price of the Company’s ADSs during the prior day’s trading session (equivalent to €7.43 at an exchange rate of 1.0431 USD/€). Each ADS represents one ordinary share of the Company.

Movements in the Company’s capital are described in Note 3.11 – Share Capital.

Bank financing and cash flow

Receipt of a €4 million milestone payment from AbbVie following the initiation of the Phase IIb trial for cedirogant

On January 31, 2022, the Company announced the receipt of a €4.0 million milestone payment from AbbVie, following the enrollment of the first psoriasis patient in the ongoing Phase IIb clinical trial with cedirogant (formerly ABBV-157), an oral RORy reverse agonist jointly discovered by the Company and AbbVie for the treatment of autoimmune diseases.

This milestone payment was recognized as revenue over 2021, as the enrollment of the first patient took place in November 2021 (see Note 8 - Trade Receivables and Other Current Assets and Receivables).

AbbVie announced its decision to terminate the cedirogant program, and thereby the partnership with the Company, on October 28, 2022. The termination had no impact on the consolidated financial statements as of December 31, 2022.

Payments received from the Research Tax Credit (“CIR”)

On April 21, 2022, the Company received French Research tax credits (crédit d’impôt recherche, or “CIR”) for the fiscal year 2021 totaling €3.6 million.

Inventiva entered into a €50 million credit facility from the European Investment Bank (“EIB”), subject to conditions

On May 16, 2022, the Company entered into a finance contract with EIB for up to €50 million (the “Finance Contract”) to support the Company’s preclinical and clinical pipeline, including to fund a portion of its Phase III clinical trial of lanifibranor in patients with non-alcoholic steatohepatitis.

The Finance Contract provides for funding in two equal tranches of €25 million. The disbursement of the first tranche was subject to, among other conditions, (i) the Company issuing warrants to EIB in accordance with the terms and conditions of the warrants agreement entered into on July 1, 2022, and (ii) the receipt by the Company of an aggregate amount of at least €18 million, obtained either through the issuance of new shares in the Company or through the receipt of upfront or milestone payments from the business development activities on the Company’s various assets.

The disbursement of the second tranche under the Finance Contract is also subject to, among other conditions, (i) the Company issuing warrants to EIB in accordance with the terms and conditions of the warrants agreements entered into July 1, 2022, (ii) the full drawdown of the first tranche, (iii) the receipt by the Company from the date of the Finance Contract of an aggregate amount of at least €70 million (inclusive of the €18 million set forth above), paid either in exchange for Company shares or through upfront or milestone payments, (iv) an out-licensing, partnership or royalty transaction with an upfront payment of at least €10 million; and (v) operational criteria based on patient enrollment and number of sites activated in the Company’s Phase III clinical trial of lanifibranor in patients with NASH.

Any funds not disbursed within 36 months following the execution of the Finance Contract shall be cancelled. The disbursement of the funds under the Finance Contract is also subject to the Company receiving certain upfront or milestone payments. The conditions precedent and upfront payment events are described in Note 11 – Financial Debt.

Borrowings under the Finance Contract shall bear an interest rate equal to 8% per annum for the first tranche and 7% per annum for the second tranche. Each tranche shall be repayable in a single instalment on the maturity date of the relevant tranche, which shall be no later than four years after the disbursement of the first tranche and no later than three years after the disbursement of the second tranche.

Following (i) the receipt of (a) €9.4 million in gross proceeds (€8.8 million in net proceeds) through a capital increase under the ATM program in June 2022 and (b) the net upfront payment of $11.4 million (€11.5 million) pursuant to the license and collaboration agreement with CTTQ on November 4, 2022, and (ii) the issuance of warrants covering 2,266,023 ordinary shares on November 28, 2022, the conditions precedent for the €25 million of the first tranche (with 8% capitalized interest and a 4-year maturity) were met. On December 8, 2022, this tranche was disbursed for an amount of €25 million in return of the issue of the BSAs and the debt.

The accounting treatment and impact on the 2022 financial year appear in notes 3.13 – Borrowings and financial debts and 11 - Financial debts.

Inventiva obtains non-dilutive financing of €5.3 million in the form of an additional French state-guaranteed loan (“PGE”) and two equity recovery loans (“PPR”)

In June 2022, the Company entered into three loan agreements with a syndicate of French banks for a total amount of €5.3 million. One loan agreement was part of a state-guaranteed PGE loan facility (Prêt Garanti par l’Etat, or “PGE”) with Bpifrance, while the other two loan agreements were part of a stimulus economic plan (Prêts Participatifs Relance, or “PPR”) granted by Crédit Agricole Champagne-Bourgogne and Société Générale.

The PGE loan granted by Bpifrance in 2022 is guaranteed for up to 90% by the French government and has a maturity aligned with the PGE loans the Company entered into in 2020 and for which the Company has opted for a linear repayment extension until May 2026.

The PPR loans, obtained as part of a French government initiative to support companies, have been granted by Crédit Agricole Champagne-Bourgogne and Société Générale. They are guaranteed predominantly by the French government and feature an eight-year financing period and a four-year repayment period.

The accounting treatment and impact on the 2022 financial year appear in notes 3.13 – Borrowings and financial debts and 11 - Financial debts.

Inventiva entered into a warrant agreement with the European Investment Bank and issued 2,266,023 of warrants

On July 1, 2022, in connection with the Finance Contract with EIB (see paragraph above “Inventiva entered into a €50 million credit facility from the European Investment Bank (“EIB”), subject to conditions”), the Company agreed to issue warrants, with a subscription price of €0.01 per warrant, to EIB as a condition to the potential funding of each tranche of the credit facility. Each warrant gives the right to subscribe one share.

The number of warrants to be issued to EIB is determined based on (i) the aggregate amount raised by the Company through one or more equity offerings, or through upfront or milestone payments, from the date of the Finance Contract to the time of the disbursement of the relevant tranche, and (ii)(a) the average price per share paid for the Company’s shares in its most recent qualifying equity offering or (b) for the first tranche only, in case of no qualifying equity offering, the volume weighted average price per share of the Company shares over the last 180 calendar days.

The warrants shall have a maturity of twelve years and shall be exercisable following the earliest to occur of (i) a change of control event, (ii) the maturity date of the first tranche, (iii) an event of default under the Finance Contract, or (iv) a repayment demand by the EIB under the Finance Contract. The warrants shall automatically be deemed null and void if they are not exercised within the twelve-year period. Each warrant will entitle EIB to one ordinary share of the Company in exchange for the exercise price (subject to anti-dilutive provisions). EIB shall be entitled to a put option at its intrinsic value to require the Company to buy back the exercisable warrants not yet exercised in certain of these occurrences.

On November 28, 2022, the Company issued 2,266,023 warrants to EIB, in accordance of the terms of the 25th resolution of the combined general meeting of shareholders of May 19, 2022 and Article L.225- 138 of the French Commercial Code, as a condition to the financing of the first tranche under the Finance Contract, representing approximately 5.4% of the Company’s share capital outstanding as of November 28, 2022. The exercise price of the warrants is equal to €4.0152 per warrant and corresponds to 95% of the volume-weighted average price of the Company’s shares on the regulated market of Euronext Paris during the last trading session preceding the decision to issue the warrants.

EIB has a put option which may require the Company to repurchase all or part of the unexercised warrants then exercisable at their intrinsic value (subject to a cap equal to the amount drawn under the Finance Contract) under certain circumstances (for example, in the event of a change of control or on the maturity date of the first tranche or in the event of default). The Company (or a substitute third party) has a call option to require EIB to sell all shares and other securities of the Company, including the warrants, to the Company, subject to certain terms and conditions (for example, in case of a public take-over bid from a third party). In addition, the Company has a right of first refusal to buy back all warrants offered for sale to a third party, subject to certain terms and conditions. On the basis of the 2,266,023 new shares of the Company issuable upon potential exercise of all the warrants at an exercise price of €4.0152 per new share, the Company could potentially receive gross proceeds of up to €9,098,535.

The accounting treatment and impact on the 2022 financial year appear in notes 3.13 – Loans and Borrowings and 11 – Financial debt.

Share-based payments

Granting of a new AGA plan

On December 8, 2022, the Board of Directors decided to grant 373,000 free shares (the “2022 AGAs”) to 110 employees. The plan is described in the note 10.4 – Bonus share award plans.

Business updates and other significant events

At the end of 2021 and beginning of 2022, tensions between the U.S. and Russia escalated when Russia amassed large numbers of military ground forces and support personnel on the Ukraine-Russia border and, in February 2022, Russia invaded Ukraine. In response, the European Union, the United States of America (or the “U.S.”) and certain other countries imposed significant sanctions and export controls against Russia, Belarus and certain individuals and entities connected to Russian or Belarusian political, business, and financial organizations, Russia issued related counter-sanctions, and the European Union, the U.S., Russia, and certain other countries could impose further sanctions, trade restrictions, and other retaliatory actions or counter-actions should the conflict continue or worsen. Due to this ongoing war, the recruitment for NATiV3 has been put on hold in Ukraine and the decision has been taken to remove from the trial, all of the Company’s planned sites in Russia.

In addition, while the COVID19 pandemic has eased globally, the strain on health systems continues to affect clinical sites, notably through staffing shortages and higher turnover. The Company saw slower than predicted site activation, screening and enrollment due to negative impacts from the COVID-19 pandemic and the Company continues to be unable to conduct clinical trial activities at sites originally located in Ukraine and Russia. However, the delay in NATiV3 the Company faced in the first half of 2022 was primarily due to a higher than originally projected screen failure rate resulting in slower than anticipated enrollment rate. The Company has implemented and continues to plan further measures designed to accelerate enrollment and reduce screen failures in the NATiV3 trial, and identified and activated additional sites to help compensate for the inability to use sites in Ukraine and Russia. The publication of the topline results of the part 1 of NATiV3 is targeted for the second half of 2025, subject to the continuing implementation of measures to accelerate the enrollment rate.

Depending on multiple factors, including Chinese regulatory authorities’ feedback, CTTQ is expected to either join the ongoing NATiV3 Phase III clinical trial of lanifibranor in NASH or run an independent study.

The investigator driven Phase II trial of lanifibranor in Non-Alcoholic Fatty Liver Disease (“NAFLD”) patients with type 2 diabetes conducted by Professor Cusi from the University of Florida randomized its last patient in September 2022. However, due to the delayed enrollment of this last patient, which happened in September 2022, the topline results from this trial are expected by the middle of the second quarter of 2023. For the ongoing Phase II LEGEND trial combining lanifibranor with SGLT2 inhibitor empagliflozin, patient screening and randomization commenced in July 2022 and top-line results from this trial are expected in the second half of 2023.

1.3.Significant events of 2021 and 2020

Business

On January 5, 2021, Inventiva announced the design of its Phase III clinical trial with lanifibranor for the treatment of NASH - for the first half of 2021

See Note 1.1 - Company information.

Initiation of Phase IIb of Cedirogant (ex-ABBV 157) announced by AbbVie

On May 5, 2021, following the encouraging results from the Phase Ib clinical study, AbbVie announced the launch of Phase IIb development of the Cedirogant clinical study in the second half of 2021.

In accordance with the terms of the collaboration agreement between the Company and AbbVie, the initiation of Phase IIb generated a milestone payment to the Company that was recognized as revenue in the second half of 2021 and received in January 2022. AbbVie announced its decision to terminate the cedirogant program, and thereby the partnership with the Company, on October 28, 2022. See Note 1.2 – Significant events of 2022 - AbbVie discontinues development of cedirogant.

Launch of the pivotal Phase III clinical trial evaluating lanifibranor in NASH

On September 8, 2021, the Company announced the initiation of its NATiV3 Phase III clinical trial evaluating lanifibranor for the treatment of NASH. The first clinical trial sites were activated in the United States and first patients were screened.

The clinical trial was designed to include two parts to evaluate the long-term safety of lanifibranor in adult patients with non-cirrhotic NASH and stage F2/F3 liver fibrosis.

The primary composite endpoint of part 1 of the NATiV3 Phase III clinical trial is identical to the composite efficacy endpoint used in the Company’s NATIVE Phase IIb clinical trial.

The first visit of the last patient enrolled in part 1 of the NATiV3 Phase III clinical trial is planned for the second half of 2023 with the publication of the topline results of part 1 of the trial was expected for the second half of 2024. If part 1 of the NATiV3 trial is successful, the Company intends to seek accelerated approval in the United States and conditional approval in the EU for lanifibranor.

In January 2023, the Company decided to modify the design of NATiV3 and the clinical development plan of lanifibranor. The last patient first visit for NATiV3 is now expected for the second half of 2023 and the publication of the topline results of the part 1 of NATiV3 is targeted for the second half of 2025. See Note 1.1 – Company information.

Corporate team recruitments anticipated to support the development of lanifibranor in NASH

On September 16, 2021, the Company announced a series of recruitments with a view to the development of its lead drug candidate lanifibranor for the treatment of NASH.

The seven recruitments with solid track records and complementary profiles are expected to strengthen the Company’s expertise in clinical operations and drug development while reinforcing its core corporate functions.

Following the opening of the Company’s subsidiary in the United States in January 2021, these recruitments are further expanding the Company’s footprint in the United States.

Tax disputes

Tax audit on payroll tax for years 2016 and 2017

On December 8, 2020, the Company submitted claim with a request for deferral of payment.

On January 6, 2021, following the positive response of the tax authorities to the request for deferral of payment concerning the payroll tax for the years 2016 and 2017, the Company provided a guarantee, in the form of a bank guarantee from Crédit Agricole, in the amount of €1.0 million (see Note 12 – Provisions and Note 14 – Trade Payables and Other Current Liabilities).

By letter dated November 26, 2021, the French tax authorities rejected the Company’s claim for a total amount of €1.2 million (including surcharge and late payment interest) and discussions for a global settlement with the French tax authorities were ongoing as of December 31, 2021, with no impact on the Company’s accounts as of December 31, 2021. See also Note 1.2 – Significant events of 2022 – Tax dispute settlement.

Tax audit on payroll tax for years 2013 to 2015

On January 25, 2021, the administrative court of Dijon rejected the Company’s contest claim against the tax authorities regarding the claim filed in October 2018 and its introductory request of September 2019. Abbott and the Company did not wish to contest this decision.

On February 11, 2021, the Company received formal notice to pay the amounts due to the French tax authorities under the notice of assessment issued on August 17, 2018 for an amount of €1.9 million. On March 9, 2021, the Company received the payment from Abbott for an amount of €2.0 million corresponding to the maximum amount covered by compensation under the Additional Agreement (see Note 8.2 - Other current assets and receivables).

On June 9, 2021, in accordance with the French tax authorities, the Company paid €1.8 million, corresponding to the amounts due and late payment interest, including €1.3 million by offsetting VAT credit receivables (see Note 14.2 - Other current liabilities) and €0.5 million by bank transfer (see Note 14 - Trade Payables and Other Current Liabilities).

Following this payment, the Company obtained the partial release of the bank guarantee set up in 2019 and 2020, for a total amount of €1.6 million corresponding to the portion relating to the payroll tax. Consequently, Credit Agricole agreed to release the pledge on short-term deposit for €1.0 million (see Note 14 - Trade Payables and Other Current Liabilities).

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

In addition, the Company filed corrective CIR forms for the years 2013, 2014 and 2015 in December 2017 and June 2018, resulting in a total additional claim of €0.5 million. As of December 31, 2021the Company estimated, based on the latest discussions with the tax authorities, that it will be able to obtain a tax deduction of €0.3 million in connection with these additional claims

Following this letter, the provision recorded for a total amount of €1.5 million has been fully reversed and an accrual has been recorded for the same amount as of December 31, 2021.

As part of the request for payment deferral concerning the CIR, the Company had set up, on February 1, 2019, a bank guarantee for an amount of €1.8 million relating solely to the principal. This guarantee was still outstanding as of December 31, 2021.

Tax audit on research tax credit for year 2017

On 2019, the Company had received 81% of the 2017 CIR, in an amount of €3.6 million in comparison with the €4.5 million initially requested.

Following the decision of the Conseil d’Etat on July 22, 2020, the Company filed an amended claim to the local tax authority (“Direction régionale des Finances publiques”) to obtain the immediate reimbursement of the portion of the 2017 CIR relating to subcontracting operations.

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

In a letter dated January 17, 2022, the tax authorities accepted this request and granted a tax rebate of €0.2 million. Following this letter, the provision recorded for a total amount €0.9 million had been fully reversed and the receivable relating to CIR 2017 has been reduced to €0.2 million, corresponding to the rebate granted by tax authorities (see Note 8.2 - Other currents assets and receivables).

Capital increase

New Long-Term Incentive Plan (“LTI Plan”)

On April 16, 2021, the Board of Directors of the Company approved the allocation of an LTI Plan, which is detailed as follows:

●	a total of 600,000 founder share warrants (BSPCE 2021) for the benefit of Mr. Frédéric Cren and Mr. Pierre Broqua as executive directors of the Company;
●	a total of 466,000 bonus share awards (AGA 2021) to certain Company’s employees; and
●	a total of 50,000 share warrants (BSA 2021) for the benefit of ISLS Consulting and David Nikodem, service providers of the Company.

Vesting of 29,100 bonus shares awards (“AGA”)

On June 28, 2021, the Chairman and Chief Executive Officer of the Company recorded a capital increase arising from the vesting of AGA 2019-1 bonus share awards in an amount of €291 through the issue of 29,100 new ordinary shares with a par value of €0.01 each.

New bonus shares awards plans (“AGA”)

On December 8, 2021, the Board of Directors of the Company approved the allocation of 123,000 bonus share awards (“AGA 2021 bis”) to 13 Company’s employees.

Capital increase of €14.7 million reserved for a category of investors in February 2020

On February, 2020, the Company completed a capital increase with cancellation of shareholders’ preferential subscription rights, which was subscribed to by BVF Partners L.P., Novo A/S, New Enterprise Associates 17, L.P. and Sofinnova Partners, existing shareholders of the Company.

A total of 3,778,338 new shares were issued at a per share price of €3.97 (par value of €0.01 plus an issue premium of €3.96), resulting in net proceeds to the Company of €14.7 million.

The settlement-delivery of the new shares took place on February, 2020 in a total gross amount of €15.0 million. The new shares were admitted to trading on Euronext Paris on the same date.

$ 107.7 million initial public offering on the Nasdaq Global Market

On July 15, 2020, the Company closed its initial public offering (“IPO”) on the Nasdaq Global Market of a total of 7,478,261 ordinary new shares in the form of ADSs, at an offering price of $ 14.40 per share (the “Offering”).

The aggregate gross proceeds of the Offering, before deducting underwriting commissions and estimated expenses payable by the Company, were approximately $ 107.7 million (€94.1 million, based on exchange rate on July 15, 2020, date of receipt of funds). The net proceeds from the Offering were mostly used to complete the preparatory stages and launch a Phase III clinical trial for lanifibranor in the treatment of NASH, and the development of odiparcil.

Following settlement-delivery on July 15, 2020, the Company’s share capital amounted to €383,930.11, represented by 38,393,011 shares. The shares are fungible with the existing shares of the Company and have been admitted to trading on the regulated market of Euronext Paris under the symbol “IVA”. The ADSs are listed on the Nasdaq Global Market under the symbol “IVA” and began trading on July 10, 2020.

Following the IPO on the Nasdaq Global Market, the Company entered into two new insurance agreements for a total amount of 3.6 million:

-	“Public Offering of Securities Insurance” to cover the risks related to the Offering, amounting to €1.6 million; and
-	“Directors and Officers Liability Insurance”, directors’ and officers’ liability insurance, to protect the economic damage of the two executive directors of the Company resulting from breaches of their obligations, amounting to €2.0 million.

Both contracts covered the period of one year from the IPO.

As of December 31, 2020, the Company recorded prepaid expenses of €1.8 million (see Note 8.2 - Other current assets and receivables). Consequently, the impact on the statement of income (loss) in 2020 is an additional expense of €1.8 million, including €0.8 million related to the Offering, recorded under “Other operating income (expenses)” (see Note 18 - Other Operating Income (expenses)).

Vesting of 517,550 bonus share awards (‘AGA’)

On January 26, 2020, the Chairman and Chief Executive Officer of the Company recorded a capital increase arising from the vesting of AGA 2018-2 bonus share awards in an amount of €633 through the issue of 63,300 new ordinary shares with a par value of €0.01 each.

On June 28, 2020, the Chairman and Chief Executive Officer of the Company placed on record a capital increase arising from the vesting of AGA 2019-2 bonus share awards in an amount of €2,270 through the issue of 227,000 new ordinary shares with a par value of €0.01 each.

On December 14, 2020, the Chairman and Chief Executive Officer of the Company placed on record a capital increase arising from the vesting of AGA 2018-3 bonus share awards in an amount of €2,272.5 through the issue of 227,250 new ordinary shares with a par value of €0.01 each.

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

Bank financing and treasury

Research tax credit (credit d’impôt recherche, or “CIR”) received in 2020

The Company received the entire amount of the 2018 CIR, totaling €4.2 million, in January 2020.

The Company received the full amount of its 2019 CIR, namely €4.3 million, following the acceptance by the French tax authorities of the full adjustment claimed by the Company, in the first half of 2020.

Non-dilutive financing of €10 million guaranteed by the French government in the context of the Covid-19 pandemic

In May 2020, the Company obtained financing for a total amount of €10.0 million from a syndicate of French banks, in the form of three loans guaranteed by the French government. The Company took the option of extending maturity date up to four additional years ending in June 2026.

Foreign currency forward contracts for $ 60 million

In September 2020, the Company entered into two future currency contracts for a total amount of $40 million to hedge Its activities against EUR-USD exchange rate fluctuations in accordance with its investment policy.

In October 2020, the Company entered into a third currency contract for a total amount of $20 million for the same purpose.

Reinvestment of short-term USD deposits for an amount of $9 million

In November 2020, the Company chose to replace the two short-term deposits of $9 million, ended at September and October 2020. The two new short-term deposits ended at February 2021.

Their impacts on the financial statements are discussed in Note 8.2 - Other current assets and receivables.

Payments received from the Research Tax Credit (“CIR”) in 2021

On the first half of 2021, the Company received the entire CIR for the fiscal year 2020, totaling €4.2 million and corrective claims for additional reimbursements of CIR with regard to the years from 2016 to 2019 for a total amount of €3.8 million, requested by the Company following the decision of the Council of State in July 2020 on the eligibility of subcontracting expenses.

Settlement of the three foreign currency forward contracts

The three foreign currency forward contracts for a total amount of $60 million, contracted by the Company in 2020, aimed to protect its activities against EUR-USD exchange rate fluctuations in accordance with its investment policy have expired on May 14, 2021.

Equity financing

Implementation of an At-The-Market program in the United States

On August 2, 2021, the Company announced the implementation of an At-The-Market (“ATM”) program allowing the Company to issue and sell, including with unsolicited investors who have expressed an interest, ordinary shares in the form of ADSs, each ADS representing one ordinary share of Inventiva, with aggregate gross sales proceeds of up to $100 million (subject to a regulatory limit of 20% dilution and within the limits of the investors’ requests expressed in the context of the program), from time to time, pursuant to the terms of a sale agreement with Jefferies LLC, acting as sales agent. The timing of any issuances in the form of ADSs will depend on a variety of factors and in particular on investor demand. The ATM program will be effective until August 2, 2024, unless terminated prior to such date in accordance with the sale agreement or the maximum number of ADSs to be sold thereunder has been reached.

The Company currently intends to use the net proceeds, if any, of sales of ADSs issued under the program to fund the research and development of its product candidates, and for working capital and general corporate purposes.

The new ordinary shares will be admitted to trading on the regulated market of Euronext in Paris and the issued ADSs will trade on the Nasdaq Global Market.

Raising $30 million through At-The-Market program for existing and new specialized institutional investors

On September 23, 2021, the Company announced the sale of 2,083,334 ADSs pursuant to the ATM program established on August 2, 2021. Each ADS represents one ordinary share of the Company.

Fund raising performed at a price of $14.40 per ADSs, without a discount to the volume weighted average price of the Company’s ADS over the last trading day.

Raising $1.9 million through At-The-Market program for existing shareholders

On October 1st, 2021, the Company sold 130,856 ADSs as part of its ATM program, established on August 2, 2021. Each ADS represents one ordinary share of the Company.

Fund raising performed at a price of $14.40 per ADS, without a discount to the volume weighted average price of the Company’s ADSs during the last trading day.

Creation of Inventiva U.S. subsidiary, Inventiva Inc.

Inventiva Inc. was incorporated in the state of New Jersey on January 5, 2021. Inventiva owns 100% of the stock of its U.S. affiliate. Inventiva Inc. acts as service provider for its parent company in the United States, including in connection with the Phase III clinical trial for lanifibranor. The affiliate started its operations at the end of the first quarter of 2021 with the recruitment of its first employees and in particular the Chief Medical Officer (“CMO”) of Inventiva Inc. since April 2021.

Following its incorporation, the Company’s financial statements were supplemented for the first time, by consolidation of the 100% held U.S. subsidiary.

Note 2.Basis of preparation and statement of compliance

2.1.Basis of preparation

The Company has prepared these consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union and IFRS as issued by the International Accounting Standard Board (“IASB”).

These consolidated financial statements as of December 31, 2022 and for the twelve months December 31, 2022, 2021 and 2020 were authorized for issue by the Company’s Board of Directors on March 27, 2023.

Standards, amendments to existing standards and interpretations published by the IASB whose application has been mandatory since January 1, 2022.

The application of standards, amendments to existing standards and interpretations whose application has been mandatory since January 1, 2022 in the European Union primarily concern:

-	Amendment to IFRS 3 related to the conceptual framework;
-	Amendment to IAS 37 related to onerous contracts;
-	Amendment to IAS 16 related to proceed before intended use;
-	Annual improvements to IFRS 2018-2020; and
-	IFRIC decision of April 2021 on configuration or customization costs in a cloud computing arrangement (IAS 38).

Those amendments had no material impact on the Company’s consolidated financial statements.

Standards, amendments to existing standards and interpretations published by the IASB whose application is not yet mandatory

No standards, amendments to existing standards or interpretations had been published but were not yet applicable as of December 31, 2022, that may have a material impact on the Company’s financial statements.

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

Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statement of statement of income (loss), statement of comprehensive income (loss), statement of changes in shareholders’ equity and statement of financial position respectively.

Consolidated entity

As of December 31, 2022, the scope of consolidation consists of two entities, the parent, Inventiva S.A. and its fully-owned subsidiary, Inventiva Inc., for which no non-controlling interest is recognized.

	Date of incorporation	Percent of Ownership Interest	Accounting Method
INVENTIVA Inc.	01/05/2021	100%	Fully Consolidated

The table below shows the impact of the consolidated entities as of December 31, 2022 in the consolidated financial statements:

December 31, 2022			Consolidation	Inventiva
Thousands of euros	Inventiva S.A.	Inventiva Inc.	adjustments	consolidated
Net income (loss)	(54,746)	691	208	(54,274)
Total assets	112,289	8,676	4,962	116,004
Shareholders’ equity	44,797	1,111	(5)	45,476

2.3. Foreign currency translation

Functional and presentation currency

The Company’s consolidated financial statements are presented in euros, which is also the functional and presentation currency of the parent company, Inventiva S.A. The functional currency of Inventiva Inc. is the U.S. dollar. All amounts presented in these notes to the financial statements are denominated in euros unless otherwise stated.

Translation of financial statements into presentation currency

The results and financial position of foreign operations that have functional currency different from the presentation currency are translated into euros, the presentation currency, as follows:

●	Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet Income and expenses for each statement of income (loss) and statement of comprehensive income (loss) are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and
●	All results from currency translation differences are recognized in other comprehensive income.

Exchange rate (USD per EUR)	As of December 31, 2022	As of December 31, 2021
Average exchange rate for the year	1.0530	1.1827
Exchange rate at year end	1.0666	1.1326

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

Intangible assets include:

●	The cost of acquiring software licenses, which are amortized over a period of between one and five years based on their expected useful life.
●	The library of compounds acquired pursuant to the Asset Purchase Agreement together with additional chemical components, which are amortized over a 13-year period corresponding to their estimated useful lives.

3.2.Property, plant and equipment

Property, plant and equipment are recognized at historical cost, less depreciation and impairment losses, if any.

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

Lease contracts are recognized in accordance with the standard IFRS 16 - Leases as follows:

●	an asset, representing its right to use the leased asset during the lease term (right-of-use asset);
●	a liability, representing the value of the outstanding lease payments (lease liability).

For each asset, the discount rate used to calculate the lease liability is determined based on the incremental borrowing rate at the date the Company obtains control of the use of leased asset. The incremental borrowing rate is the rate of interest that a lessee would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment.

Exemptions

The Company has not restated its other leases because they are covered by the exemptions permitted under the standard (short-time leases and low-value leases). They include:

●	leases that expire within 12 months of the date of first-time adoption (January 1, 2019);
●	12-month leases with automatic renewal, where it is not reasonably certain at the date of first-time application that the leases will be renewed; and
●	leases for which the underlying asset is less than €5,000.

Rental expenses for short-term and low-value leases continue to be recognized in operating expenses in the Company’s statement of income (loss).

3.4.Other non-current assets

Other non-current assets include:

-	long-term deposit accounts that do not qualify as cash equivalents within the meaning of IAS 7 — Statement of Cash Flows and whose maturity is more than one year on the present closing date;
-	Security deposits; and
-	Accrued income with a maturity greater than one year on the present closing date.

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

3.7.Trade receivables

Trade receivables are recognized initially at the amount of consideration that is unconditional, net of allowance for doubtful accounts.

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

3.9.Derivatives

The Company may have to use derivative financial instruments to hedge its exposure to exchange rate risks (Currency forward sales). The Company has not opted for hedge accounting in accordance with IFRS 9.

The derivatives used to hedge exchange rate risks are measured at their fair value in the statement of financial position. All changes in fair value of derivative instruments are recognized in the statement of income (loss) and classified in financial income (loss). The fair values of derivatives are estimated based on commonly used valuation models considering data from active markets.

During the year ended December 31, 2022, the Company entered into a credit facility with EIB. This financial instrument includes two instruments (i) a host contract representing a debt component (the loans) and (ii) warrants. The two instruments issued (loans and warrants) on the date of issue are economically and intrinsically linked according to the IFRS 9 criteria, thus the transaction is analyzed as a single hybrid instrument on issue in which there is a host contract representing a debt component (the loans) and a derivative (the warrants). The financial instrument includes different options too: a call option, a prepayment option and a put option. The prepayment option is not a separate derivative instrument.

The warrants, put option and call option are each classified as derivatives on own equity instruments, because the “fixed-for-fixed” rule under IAS 32, which provides that derivatives will be classified as equity if they can only be settled by delivering a fixed number of shares in exchange for a fixed amount of cash or another financial asset, is not met (non cash settlement option which may result in exchanging a variable number of shares, for a variable price). The derivatives are recognized at fair value through profit and loss. The fair value is estimated using the Longstaff Schwartz model which takes into account data from active markets and unobservable data (directly and indirectly) see Note 3.25 - Use of estimates and judgment.

The put option can only be exercised in the framework and for the purposes of a cashless exercise of the warrants, and thus cannot be exercised on a standalone basis. The put option comes into effect upon the issuance of warrants by the Issuer and remains in effect for the lifetime of the warrants. In addition, the put option is not independently transferable from the warrants. Thus, the put option is not bifurcated and it is to be considered as part of the valuation of the warrants.

The call option is exercisable by the Company, under very specific circumstances wherein the value of the warrants increase due to a takeover bid for the Company. The Company believes it is very unlikely that it will take advantage of exercising the call option. Thus, the call option has been valued at zero and does not require bifurcation.The accounting treatment and impact on the 2022 financial year is described in Note 11 - Financial debts.

3.10.Cash and cash equivalents

Cash and cash equivalents include cash on hand and demand deposits, as well as other short-term highly liquid investments with maturities of three months or less , convertible at a known amount,and subject to an insignificant risk of change in value.

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

Transaction costs

Costs directly attributable to the issuance of ordinary shares or share options are recognized as a reduction in the share premium. Costs related to multiple operations (initial public offering and capital increase) are distinctly recorded. For the IPO, the cost tied to new shares is recognized in the deduction of the share capital premiums, while the costs tied to existing shares is recognized in expenses as transaction costs.

3.12.Share-based payments plans

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

In accordance with IFRS 2 — Share-based Payment, the transaction cost of equity instruments is recognized in expenses, offset by increases in equity in the period in which the benefit is granted to the employee or non-employee. The values of the BSAs, BSPCEs and AGAs are determined with the assistance of an independent expert using the methods described below.

The values of equity instruments are determined, using option valuation models (in particular, a Black and Scholes model or a Monte-Carlo simulation, depending on whether the plans are subject to market performance condition), on the basis of the value of the underlying equity instrument on the grant date, the volatility,observed on the historical share price of the Company and on a sample of comparable listed companies, and the estimated lifespan associated equity instruments.

The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market presence and performance conditions are expected to be met, such that the amount ultimately recognized is based on the number of awards that meet related service and performance conditions. non-market performance conditions at the vesting date. For share-based payment awards where the payment is based on shares with market conditions at market acquisition, the grant date fair value of the share-based payment is measured to reflect these conditions and there is no adjustment for differences between the expected results and the actual result.

Movement, details, and measurement of the fair value of options incorporates the vesting conditions of these plans are described in Note 10.3 - Share award plans and Note 10.4 - Bonus share award plans.

3.13.Loans and borrowings

Bank loans are initially recognized at fair value, i.e., the issue proceeds (fair value of the consideration received) net of transaction costs incurred and the fair value at inception date of the derivative instruments of the debt concerned. Borrowings are subsequently measured at amortized cost, calculated using the effective interest rate method. Any difference between initial fair value and repayment value is recognized in the statement of income (loss) over the life of the loan using the effective interest rate method.

The effective interest rate is the discount rate at which the present value of all future cash flows (including transaction costs) over the expected life of the loan, or where appropriate, over a shorter period of time, is equal to the loan’s initial carrying amount.

The accounting treatment applied to the financing contract entered with the EIB is described in Note 11 – Financial debt.

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

The liability recorded in the statement of financial position in respect of defined benefit pension plans and other post-retirement benefits is the present value of the defined benefit obligation at the statement of financial position date. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting estimated future cash outflows, using the interest rate of high-quality corporate bonds of a currency and term consistent with the currency and term of the pension obligation concerned. In determining the present value and the related current service cost and, where applicable, past service cost, the benefit is attributed to periods of service under the plan’s benefit formula. However, if an employee’s service in later years will lead to a materially higher level of benefit than in earlier years, the benefit is attributed on a straight-line basis from:

●	the date when service by the employee first leads to benefits under the plan (whether or not the benefits are conditional on further service) until
●	the date when further service by the employee will lead to no material amount of further benefits under the plan, other than from further salary increases.

Actuarial gains and losses arise from the effect of changes in assumptions and experience adjustments (i.e., differences between the assumptions used and actual data). These actuarial gains and losses are recognized wholly and immediately in other comprehensive income and expense and are not subsequently reclassified to the statement of income (loss).

The net expense in respect of defined benefit obligations recognized in the statement of income (loss) for the period corresponds to:

●	The service cost for the period (acquisition of additional rights).
●	The interest cost.
●	The past service cost.
●	The impact of any plan settlements, amendments and curtailments.

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

Under IFRS 15, revenue is recognized when the Company fulfills a performance obligation by providing separate goods or services to a customer, when the customer obtains control of those goods or services. An asset is transferred when the customer obtains control of that asset or service. Under this standard, each contract must be analyzed on a case-by-case basis in order to verify whether it contains performance obligations to customers, and, if applicable, to identify the nature of said obligations in order to appropriately account for the amount that the Company has received or is entitled to receive from customers:

-	The transfer of the right to use the intellectual property, via a license granted by the Company, as it exists at the time of the transfer, the date of which will determine that of the revenue recognition;
-	If the license is considered as a right of access to the intellectual property of the Company over the life of the license, the revenue would be recognized over this lifetime;
-	The supply of products whose revenues would be recognized at the time of transfer of control of the delivered products;
-	Revenue from variable consideration, such as development or regulatory milestones, and which are recognized when the achievement is highly probable; or
-	Revenue from sales-based or usage-based royalty promised in exchange for a license of intellectual property would not be recognized until the achievement of the milestone or completion of the sale.

The accounting treatment of the contracts with customers are detailed in Note 16.1 – Revenue.

3.19.Other income

Research tax credit

Its includes the research tax credit granted by the US Government and the research tax credit (crédit d’impôt recherche, or “CIR”) granted by the French tax authorities to encourage technical and scientific research by French and US companies is recorded in the “Tax receivables” line of the statement of financial position. Regarding CIR companies demonstrating that they have expenses that meet the required criteria, including research expenses located in France or certain other European countries, receive a tax credit that can be used against the payment of the corporate tax due the fiscal year in which the expenses were incurred and during the next three fiscal years; provided, that companies may receive cash reimbursement for any excess portion.

Only those companies meeting the EU definition of a small or medium-sized entity (“SME”) are eligible for payment in cash of their CIR (to the extent not used to offset corporate taxes payable) in the year following the request for reimbursement. Inventiva meets the EU definition of an SME and therefore should continue to be eligible for prepayment.

Inventiva has been eligible for CIR since inception. The CIR is recognized in “Other income” during the reporting period in which the eligible expenditure is incurred as it meets the definition of government grant as defined in IAS 20 Accounting for Government Grants and Disclosure of Government Assistance (“IAS 20”).

Other grants

The Company receives subsidies from several public bodies. The subsidies are related to net income and granted to compensate for incurred expenses. They are therefore recognized in net income as other income for the period in which it becomes reasonably certain that they will be received.

3.20.Net financial income

Financial income

Financial income includes:

-	The income from cash and cash equivalents, which includes income from short-term investments and cash and cash equivalents;
-	Changes in the fair value of cash and cash equivalents, remeasured at the end of each reporting period;
-	Changes in the fair value of derivatives instruments;
-	Accretion income;
-	Foreign exchange gains;
-	Other financial income.

Financial expenses

Financial expenses primarily include:

-	Interest cost;
-	Changes in the fair value of cash and cash equivalents remeasured at the end of each reporting period;
-	Changes in the fair value of derivatives instruments;
-	Foreign exchange losses;
-	Accretion expenses;
-	Other financial expenses.

3.21.	Other operating income and expenses

Other operating income and expenses are disclosed separately on the face of the statement of income (loss). This line item is set aside for events that may arise during the period whose presentation within other items (relating to ordinary activities) could be misleading for users of the financial statements in their understanding of the Company’s performance. This item therefore includes income and expenses that are rare that represent material amounts and that the Company discloses separately on the face of the statement of income (loss) to facilitate understanding of operating performance (see Note 18 - Other operating income (expenses)).

Disposals of non-current assets

Gain or loss from the disposal of non-current assets during the period is recognized in “Other operating income (expenses)”.

3.22.Fair value measurement

In the table below, financial instruments are measured at fair value according to a hierarchy comprising three levels of valuation inputs:

●	Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.
●	Level 2: Inputs other than quoted market prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
●	Level 3: Unobservable inputs for the asset or liability.

The tables below present the financial assets and liabilities of the Company measured at fair value at December 31, 2022:

At December 31, 2022 (in thousands of euros)	Level 1	Level 2	Level 3
Assets
Financial assets at fair value through profit or loss
Term deposits	—	—	—
Total assets	—	—	—
Long-term financial debt - derivatives	—	—	9,876
Total liabilities	—	—	9,876

The tables below present the financial assets and liabilities of the Company measured at fair value at December 31, 2021:

At December 31, 2021 (in thousands of euros)	Level 1	Level 2	Level 3
Assets
Financial assets at fair value through profit or loss
Term deposits	8,829	—	—
Total assets	8,829	—	—
Total liabilities	—	—	—

The tables below present the financial assets and liabilities of the Company measured at fair value at December 31, 2020:

At December 31, 2020 (in thousands of euros)	Level 1	Level 2	Level 3
Assets
Financial assets at fair value through profit or loss
Foreign currency forwards(1)	—	1,791	—
Total assets	—	1,791	—
Total liabilities	—	—	—
(1)	The valuation of the instrument is estimated based on observable market parameters. The instrument is not directly listed on a market.

3.23.Foreign currency transactions

Translation of foreign currency transactions

As of December 31, 2022, foreign currency transactions include bank accounts and term deposits in U.S dollars implemented after the IPO on the Nasdaq Global Market in July 2020. Certain purchasing transactions are carried out in foreign currencies for our studies and clinical trials conducted in the United States and to a lesser degree the United Kingdom, Switzerland, Australia, Canada and Sweden. For the year ended December 31, 2022, these expenses in a foreign currency amounted to approximately €15.9 million, or 21% of the operating expenses, to be compared with €13.5 million, or 21% for the year ended December 31, 2021 and €2.5 million, or 7% for the year ended December 31, 2020.

These transactions are translated into euros at the exchange rate prevailing at the date of each transaction. Purchasing transactions in foreign currencies are presented in operating income as they relate to the Company’s ordinary activities. Foreign exchange gains and losses relating to short-term investments and bank accounts in U.S. dollars are presented in financial income (loss).

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

For the company’s geographical split please refer to tables below:

	As of December 31,
(in thousands of euros)	2020	2021	2022
France	935	770	568
USA	—	—	—
China	—	—	—
Intangible assets	935	770	568

	As of December 31,
(in thousands of euros)	2020	2021	2022
France	3,282	3,096	6,324
USA	—	101	1,062
China	—	—	—
Property, plant and equipment	3,282	3,196	7,385

	As of December 31,
(in thousands of euros)	2020	2021	2022
France	1,706	2,442	1,603
USA	—	—	65
China	—	—	—
Other non-current assets	1,706	2,442	1,668

	As of December 31,
(in thousands of euros) (1)	2020	2021	2022
France	372	194	125
USA	—	4,000	—
China	—	—	12,054
Revenue	372	4,194	12,179
(1)	Allocation is based on customer location.

3.25.Use of estimates and judgment

The preparation of financial statements in accordance with IFRS requires:

●	Management to make judgments when selecting appropriate assumptions for accounting estimates, which consequently involve a certain degree of uncertainty.
●	Management to make estimates and apply assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, as well as information presented for the period.

The estimates and judgments, which are updated on an ongoing basis, are based on past experience and other factors, in particular assumptions of future events, deemed reasonable in light of circumstances.

The identification, assessment and response to risks, particularly those related to the climate and to the COVID-19 pandemic, are integrated into the risk management process and have not led to the use of any significant new estimates or judgments in fiscal 2022.

The Company makes estimates and assumptions concerning the future. The resulting accounting estimates, by definition, often differ from actual reported values. Estimates and assumptions that could lead to a significant risk of a material adjustment in the carrying amount of assets and liabilities in the subsequent period are analyzed below.

Revenue

●	Determining the distinctiveness of performance obligations — A promised good or service will need to be recognized separately in revenue if it is distinct as defined in IFRS 15. In determining whether the performance obligation is separate, the Company analyses if (i) the good or service is distinct in absolute terms, i.e. it can be useful to the customer, either on its own or in combination with resources that the customer can obtain separately; and if (ii) the good or service is distinct in the context of the contract, i.e. it can be identified separately from the other goods and services in the contract because there is not a high degree of interdependence or integration between this element and the other goods or services promised in the contract. If either of these two conditions is not met, the good or service is not distinct, and the Company must group it with other promised goods or services until it becomes a distinct group of goods or services.

In the context of Biotech industry R&D services are generally capable of being distinct if:

-	The entity sells the services on their own – i.e. without a related license. This indicates that customers can benefit from the services on their own and they are therefore capable of being distinct; or
-	The customer can benefit from the services together with the license that has already been transferred to the customer. Readily available resources include goods or services that have already been transferred. If the license is transferred at the beginning of the contract, the services will typically be capable of being distinct.

In making this determination, the key analysis is whether the R&D services significantly modify or customize the drug compound so that the intellectual property is significantly different at the end of the arrangement as a result of the services. This may be more frequent in early stages of development when the formula is being developed or when the services are developing an existing technology for a significantly different use.

●	Allocation of transaction price to performance obligations — A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. To determine the proper revenue recognition method, the Company evaluates whether the contract should be accounted for as more than one performance obligation. This evaluation requires significant judgment; some of the Company’s contracts have a single performance obligation as the promise to transfer the individual goods or services is not separately identifiable from other promises in the contracts and, therefore, not distinct. For contracts with multiple performance obligations, the Company allocates the contract’s transaction price to each performance obligation using our best estimate of the standalone selling price of each distinct good or service in the contract.
●	Variable consideration — Due to the nature of the work required to be performed on many of the Company’s performance obligations, the estimation of total revenue and cost at completion is complex, subject to many variables and requires significant judgment. It is common for the collaboration and license agreements to contain variable consideration that can increase the transaction price. Variability in the transaction price arises primarily due to milestone payments obtained following the achievement of specific milestones (e.g., scientific results or regulatory or commercial approvals). The Company includes the related amounts in the transaction price as soon as their receipt is highly probable. The effect of the increase of the transaction price due to milestones payments is recognized as an adjustment to revenue on a cumulative catch-up basis.
●	Revenue recognized over time and input method — Some of the Company’s performance obligations are satisfied over time as work progresses, thus revenue is recognized over time, using an input measure of progress as it best depicts the transfer of control to the customers.

The application of the IFRS 15 on the current contracts with customers is detailed in Note 16.1 - Revenue.

Provision for tax audit

The Company calculated the provision for the tax audits to which the Company has been subject based on an estimate of the related risk. The provision represented the best estimate of the amount required to settle any amounts owed to the French tax authorities at the end of the reporting period (see Note 12 - Provisions).

CIR

The amount of the CIR is determined based on the Company’s internal and external expenditure in the reporting period. Only eligible research costs may be included when calculating the CIR. Compliance with the eligibility criteria for expenses when calculating the Tax Credit may require some judgment on the part of the Company.

Valuation of share warrants and bonus share award plans

Fair value measurements of share warrants and bonus share award granted to employees are based on actuarial models which require the Company to factor certain assumptions into its calculations (see Note 10.3 - Share warrants plans and Note 10.4 - Bonus share award plans).

Measurement of retirement benefit obligations

The Company operates a defined benefit pension plan. Its defined benefit plan obligations are measured in accordance with actuarial calculations based on assumptions such as discount rates, the rate of future salary increases, employee turnover, mortality tables and expected increases in medical costs. The assumptions used are generally reviewed and updated annually. The main assumptions used and the methods chosen to determine them are set out in Note 13 - Provisions for retirement benefit obligations. The Company considers that the actuarial assumptions used are appropriate and justified in light of current circumstances. Nevertheless, retirement benefit obligations are likely to change in the event that actuarial assumptions are revised.

Derivatives

The Company may have to use derivative financial instruments to hedge its exposure to exchange rate risks (Currency forward sales). The Company has not opted for hedge accounting in accordance with IFRS 9. The fair values of these derivatives are estimated on the basis of commonly used valuation models considering data from active markets.

The fair value measurement of the warrants issued to the EIB and the put options related to those EIB warrants is based on the LongStaff Schwartz option valuation model which makes assumptions about complex and subjective variables. These variables include the value of the Company’s shares, the expected volatility of the share price over the lifetime of the instrument, and the present and future behavior of holders of those instruments. There is a high inherent risk of subjectivity when using an option valuation model to measure the fair value of derivative instruments and of the equity instruments in accordance with IAS 32 Financial Instruments – Presentation (“IAS 32”) and IFRS 9. The fair value measurement of the debt component of the warrants was determined by discounting cash flows at market rate (unobservable input). The valuation approach and assumptions utilized are disclosed in Note 11 – Financial debt.

Subcontracting Costs Related to Clinical Trials

Following the initiation of the Phase III clinical trial evaluating lanifibranor in NASH, Inventiva has signed contracts with contract research organizations. These CRO contracts are intended to conduct clinical trials, to support regulatory approval of the product in Europe and the United States and to manage pharmacovigilance operations (see Note 21.1 - Commitments related to operational activities).

In order to reflect the time that may exist between the time when expenses are incurred by subcontractors in clinical trials and the time they are re-invoiced to Inventiva, the Company estimates a liability for accrued expenses or a prepaid expense to be recorded in the consolidated financial statements at each closing date.

For each contract, the subcontracting expenses incurred at the consolidated statement of financial position date are estimated on the basis of information provided at each consolidated statement of financial position date by the CRO, in accordance with the contractual terms, and cost analyses carried out by the Company.

This estimate is then compared with the amount of invoices received at the period end date.

When the estimated incurred expenses are higher than the invoiced expenses, a provision for accrued expenses is recorded in the consolidated financial statements (see Note 14 - Trade payables and other current liabilities). When the expenses incurred are lower than the expenses invoiced, a prepaid expense is recorded in the consolidated financial statements (see Note 8.2 - Other current assets and receivables).

3.26.Going concern

Since its creation, the Company has financed its growth through successive capital increases, debt, collaboration and license agreements and reimbursements of CIR receivables. The Company continues to pursue its research and development activities for its product candidates.

As of December 31, 2022, the Company had €86.7 million of available cash and cash equivalents. They consist of cash and short-term deposit accounts that are liquid and easily convertible within 3 months without penalty or risk of change in value (refer to Note 9 – Cash and Cash equivalents). The Company had also €1.0 million of short-term deposits, included in “other current assets” in the consolidated statement of financial position as of December 31, 2022, but are considered by the Company as liquid and easily available.

The Company has incurred operating losses and negative cash flows from operations since inception due to the innovative nature of the product candidates it is developing, which necessitates a research and development phase spanning several years. The Company does not expect to generate revenue from product sales in the near future.

At the date these consolidated financial statements were authorized for issue, the Company estimates, given its current cost structure and its projected expenditure commitments, to be able to finance its activities until the end of the fourth quarter of 2023. This estimate is based on the Company’s current business plan and excludes any potential milestones payable to or by the Company and any additional expenditures related to the potential continued development of the odiparcil program or resulting from the potential in-licensing or acquisition of additional product candidates or technologies, or any associated development the Company may pursue. The Company may have based this estimate on assumptions that may prove to be incorrect and the Company may end up using its resources sooner than anticipated.

Accordingly, the Company's current cash position is not expected to be sufficient to cover operating needs for at least the next 12 months.

These events and conditions indicate that a material uncertainty exists that may cast significant doubt on the Company’s ability to continue as a going concern and, therefore, the Company may be unable to realize its assets and discharge its liabilities in the normal course of business.

The Company expects to extend its financing horizon through:

●	sales of ADS under the ATM financing program, for a potential amount of up to $58.3 million until August 2, 2024;
●	raising additional financing through other public or private equity or debt offerings;
●	receipt of the second tranche of the EIB loan for an amount of €25 million if the Company meets the conditions precedent for the availability of this second tranche (refer to Note 1.2 – Significant events of 2022); and
●	entering into strategic transactions such as business development partnerships and/or royalty deals.

Assuming the conditions precedent for the release of the second tranche of the EIB loan are met, the Company plans to use proceeds from the second tranche under the Finance Contract with the EIB for its preclinical and clinical pipeline, including to help fund part of its Phase III clinical trial of lanifibranor in patients with NASH. It cannot be guaranteed that the milestones provided for by the Company or its partners will be achieved or that the conditions precedent to the receipt of funds under the Finance Contract will be met within the time limits provided, if at all.

The Company cannot guarantee that it will be able to obtain the necessary financing to meet its needs or to obtain funds at acceptable terms and conditions, or at all. If the Company is unable to obtain funding on a timely basis, it may be required to significantly curtail, delay or discontinue one or more of its research or development programs or the commercialization of any approved product or be unable to expand its operations or otherwise capitalize on its business opportunities, as desired, which could impair the growth prospects.

The financial statements as of and for the year ended December 31, 2022, have been prepared on a going concern basis assuming the Company will continue to operate for the foreseeable future. As such, they do not include any adjustments related to the amount or classification of assets and liabilities that may be required if the Company were not able to continue as a going concern.

Note 4. Intangible Assets

(in thousands of euros)	January 1, 2020	Increases	Decreases	December 31, 2020
Library of compounds	2,142	—	—	2,142
Software	1,532	1	—	1,533
Intangible assets, gross	3,674	1	—	3,674
Amortization of library of compounds	(1,157)	(165)	—	(1,322)
Amortization of software	(1,289)	(129)	—	(1,417)
Amortization	(2,446)	(293)	—	(2,739)
Intangible assets, net	1,228	(293)	—	935

(in thousands of euros)	January 1, 2021	Increases	Decreases	December 31, 2021
Library of compounds	2,142	—	—	2,142
Software	1,533	53	(10)	1,575
Intangible assets, gross	3,674	53	(10)	3,717
Amortization of library of compounds	(1,322)	(165)	—	(1,487)
Amortization of software	(1,417)	(53)	10	(1,460)
Amortization	(2,739)	(217)	10	(2,947)
Intangible assets, net	935	(165)	(1)	770

(in thousands of euros)	January 1, 2022	Increases	Decreases	December 31, 2022
Library of compounds	2,142	—	—	2,142
Software	1,575	15	—	1,590
Intangible assets, gross	3,717	15	—	3,732
Amortization of library of compounds	(1,487)	(165)	—	(1,651)
Amortization of software	(1,460)	(52)	—	(1,512)
Amortization	(2,947)	(217)	—	(3,164)
Intangible assets, net	770	(202)	—	568

Changes in intangible assets mainly correspond to depreciation expenses, for €0.2 million, €0.2 million and €0.2 million for the years ended December 31, 2022, December 31, 2021, and December 31, 2020 respectively.

In the absence of any indication of impairment, no impairment tests have been performed on amortizable intangible assets in the years ended December 31, 2022, 2021 and 2020.

Note 5. Property, Plant and Equipment

	January 1,				December 31,
(in thousands of euros)	2020	Increases	Decreases	Others (1)	2020
Land	172	—	—	—	172
Buildings	3,407	—	—	—	3,407
Technical facilities, equipment and tooling	4,748	108	0	—	4,856
Other property, plant and equipment	1,157	46	0	—	1,203
Property, plant and equipment in progress	—	137	—	—	137
Right of use(1)	252	—	—	(218)	34
Property, plant and equipment, gross	9,736	292	0	(218)	9,810
Depreciation and impairment of buildings	(1,542)	(196)	—	—	(1,737)
Depreciation and impairment of technical facilities, equipment and tooling	(3,396)	(386)	—	—	(3,782)
Depreciation and impairment of other property, plant and equipment	(874)	(102)	—	—	(976)
Depreciation and impairment of right of use	(203)	(32)	—	202	(33)
Depreciation and impairment	(6,015)	(716)	—	202	(6,528)
Property, plant and equipment, net	3,721	(424)	0	(16)	3,282
(1)	corresponding to early termination of lease contracts.

Changes during the period 2020 mainly correspond to depreciation expenses for €0.7 million.

	January 1,				December 31,
(in thousands of euros)	2021	Increases	Decreases	Others	2021
Land	172	—	—	—	172
Buildings	3,407	—	—	—	3,407
Technical facilities, equipment and tooling	4,856	336	(75)	—	5,118
Other property, plant and equipment	1,203	223	(4)	—	1,422
Property, plant and equipment in progress	137	59	—	(137)	59
Right of use	34	143	(34)	—	143
Property, plant and equipment, gross	9,810	761	(113)	(137)	10,321
Depreciation and impairment of buildings	(1,737)	(194)	—	—	(1,931)
Depreciation and impairment of technical facilities, equipment and tooling	(3,782)	(384)	75	—	(4,091)
Depreciation and impairment of other property, plant and equipment	(976)	(116)	4	—	(1,087)
Depreciation and impairment of right of use	(33)	(16)	34	—	(14)
Depreciation and impairment	(6,528)	(709)	113	(137)	(7,124)
Property, plant and equipment, net	3,282	52	0	(274)	3,196

Changes during the period 2021 mainly correspond to acquisition of technical facilities, equipment, and tools for €0.3 million and acquisition of other property, plant and equipment for €0.2 million, offset by depreciation expenses for €0.7 million.

	January 1,				December 31,
(in thousands of euros)	2022	Increases	Decreases	Others	2022
Land	172	—	—	—	172
Buildings	3,407	86	(23)	—	3,470
Technical facilities, equipment and tooling	5,118	357	(18)	—	5,457
Other property, plant and equipment	1,422	97	—	—	1,519
Property, plant and equipment in progress	59	5	—	—	65
Right of use	143	5,109	—	7	5,259
Property, plant and equipment, gross	10,321	5,655	(41)	7	15,941
Depreciation and impairment of buildings	(1,931)	(196)	23	—	(2,104)
Depreciation and impairment of technical facilities, equipment and tooling	(4,091)	(355)	1	—	(4,446)
Depreciation and impairment of other property, plant and equipment	(1,087)	(128)	—	—	(1,216)
Depreciation and impairment of right of use	(14)	(776)	—	(0)	(790)
Depreciation and impairment	(7,124)	(1,455)	24	(0)	(8,555)
Property, plant and equipment, net	3,196	4,200	(17)	7	7,386

In 2022, the net book value of property, plant and equipment increased by €4.2 million. Changes during this period mainly correspond to the recognition of rights of use assets, notably the Fibroscans equipment leases for €5.1 million. On September 21, 2021, the Company entered into a Fibroscans lease agreement with Echosens to equip the open clinical trial centers for the Phase III clinical study evaluating lanifibranor in NASH patients.

In the absence of any indication of impairment, no impairment tests have been performed on amortizable tangible assets and right of use in the years ended December 31, 2020, 2021 and 2022.

Note 6. Other Non-Current Assets

	As of
	December 31,
(in thousands of euros)	2020	2021	2022
Advances to suppliers – non-current	—	689	895
Long‑term deposit accounts	1,698	1,745	700
Accrued income	—	—	65
Security deposits	8	8	8
Other non‑current assets	1,706	2,442	1,668

Advances to suppliers – non-current

At December 31, 2022, non-current advances to suppliers amounted to 0.9 million, corresponding to the advance paid under the CRO contract with PRA (see Note 21 - Commitments)

At December 31, 2021, non-current advances to suppliers amounted to €0.7 million, corresponding to the advance paid under the CRO contract with PRA (see Note 21 - Commitments).

Long-term deposits accounts

In the fiscal year 2022, term accounts whose maturity are shorter than one year from December 31, 2022 have been reclassified as current assets (see Note 8.2 – Other current assets and receivables), resulting in a decrease in the “Financial accounts” item. term deposit” of 1.0 million euros. At December 31, 2022, long-term deposit accounts are mainly composed of one account maturing at January 30, 2024 There are no liens attached to the Company’s bank accounts.

At December 31, 2021, two pledges over cash, for a total amount of €1.7 million, were in place:

●	one pledge over cash of €0.7 million was granted by the Company on February 1, 2019, equivalent to 50% of the sum not covered by the indemnity to be received from the Abbott group under the Additional Agreement; and
●	one pledge over cash of €1.0 million was granted by the Company on January 6, 2021. Following the request for a deferral of payment on the payroll tax for fiscal years 2016 and 2017, the Company carried out a guarantee to the tax authorities, in the form of a bank guarantee from Crédit Agricole.

These pledges were granted as part of the surety provided by the Company to the French tax authorities in connection with its tax disputes, in the form of €1.7 million bank guarantees from Crédit Agricole.

During April 2022, two pledges over cash of €1.0 million and €0.7 million were released following the settlement on the payroll tax for fiscal years 2016 and 2017 (see Note 1.2 – Significant events during the first quarter of 2022).

Note 7. Inventories

	As of
	December 31,
(in thousands of euros)	2020	2021	2022
Laboratory inventories	353	425	406
Inventories write‑down	(33)	(33)	(33)
Total inventories	320	392	373

Note 8. Trade Receivables and Other Current Assets and Receivables

8.1.Trade receivables

Trade receivables break down as follows:

	As of
	December 31,
(in thousands of euros)	2020	2021	2022
3 months or less	48	4,000	0
Between 3 and 6 months	—	—	—
Between 6 and 12 months	—	—	—
More than 12 months	—	—	—
Trade receivables	48	4,000	0

As of December 31, 2021, the trades receivables consisted exclusively of a receivable from AbbVie following the launch of the Phase IIb trial for the Cedirogant program for a total amount of €4.0 million, in accordance with the terms of the collaboration agreement between the Company and AbbVie (see Note 1.2 - Significant events of 2022). This payment was received by the Company in January 2022.

The average payment period is 30 days.

8.2.Other current assets and receivables

	As of December 31,
(in thousands of euros)	2020	2021	2022
CIR	9,012	4,357	5,994
Other	16	16	13
Tax receivables	9,028	4,373	6,007
Prepaid expenses	3,313	7,454	8,601
Short-term deposit account	7,336	8,829	1,048
Current accrued income	2,000	92	117
Foreign currency forwards	1,791	—	0
Liquidity agreement - Cash	1,029	762	282
VAT receivables	1,625	2,828	3,057
Other receivables	821	294	162
Other current assets	17,914	20,260	13,267
Other current assets and receivables	26,942	24,632	19,274

French Research Tax Credit (“CIR”)

As of December 31, 2022, tax receivables are mainly composed of CIR and other research tax credits for an amount of €6.0 million euros, including €0.8 million for the R&D Tax Research Credit of Inventiva Inc. The increase in CIR compared to December 31, 2021, is mainly due to the €12.0 million increase in Research and Development expenses from €48.5 million for the year ended 2021 to €60.5 million for the year ended 2022. This increase mainly relates to the end of phase II and the launch of the phase III clinical trial evaluating lanifibranor in NASH.

As of December 31, 2021, tax receivables mainly corresponded to the research tax credits receivables for 2021 for a total amount of €4.4 million, including €0.2 million of research tax credits for Inventiva Inc. The decrease in tax receivables compared to December 31, 2020, was mainly due to the payment of CIR for 2020 for a total amount of €4.2 million and corrective claims for additional reimbursement of CIR with regards to the years 2016 to 2019 for a total amount of €3.8 million (refer to Notes 1.3, “Significant events of 2021 and 2020”), partially offset by the recording of the 2021 CIR receivable for a total amount of €3.8 million, of which €0.2 million euros relates to the CIR claim of the subsidiary Inventiva Inc.

Prepaid expenses

As of December 31, 2022, the €1.1 million increase in prepaid expenses mainly relates to research costs incurred in the context of CRO contracts with subcontractors, and to a lesser extent, to computer maintenance costs and research equipment, patent annuity costs and insurance contributions.

As of December 31, 2021, prepaid expenses mainly related to research costs incurred in connection with CRO contracts with third parties, and to a lesser extent, to computer maintenance research equipment, patent annuity costs and insurance premiums relating to the first quarter of 2022.

Short-term deposit accounts

As of December 31, 2022, short-term deposit accounts decreased by €7.8 million, mainly due to the maturity of a term deposit subscribed during the year ended 2021 with Société Générale of $10 million (€8.8 million).

As of December 31, 2020, short-term deposit accounts corresponded to short-term deposit accounts in U.S. dollars contracted with Société Générale and Crédit Agricole. Following the closing of the short-term deposit in dollars in the first half of 2021, the cash was transferred to the bank accounts presented in cash and cash equivalents.

Current accrued income

As of December 31, 2020, current accrued income corresponded entirely to an income receivable from the group Abbott following the tax audit of fiscal years 2013, 2014, 2015. The payment from Abbott of the €2.0 million was received in the first semester 2021(see Note 1.3 - Significant events of 2021 and 2020 and Note 12 - Provisions).

Foreign currency forwards

As of December 31, 2020, foreign currency forwards correspond to the change in fair value of the contracts that have been subscribed by the Company with Société Générale and Crédit Agricole to protect the value of investments in dollars against fluctuations in the exchange rate between the euro and the dollar up to $60 million (refer to Note 1.3 - Significant events of 2021 and 2020).

Note 9. Cash and Cash Equivalents

	As of December 31,
(in thousands of euros)	2020	2021	2022
Other cash equivalents(1)	12,001	42,900	16,798
Cash at bank and at hand	93,686	43,653	69,939
Cash and cash equivalents	105,687	86,553	86,736
(1)	Other cash equivalents correspond to short-term bank deposits at Société Générale and Crédit Agricole.

As of December 31, 2022, cash and cash equivalents amounted to €86.7 million, compared with €86.6 million at December 31, 2021, an increase of €0.1 million. Other cash equivalents decreased and cash at bank increased mainly due to withdrawals in 2022 for a total of $31 million from a short-term deposit account, set up with Société Générale in October 2021 for an amount of €30.9 million or $35 million.

Note 10. Shareholders’ Equity

10.1.	Share capital

The share capital is set at €421 thousand at December 31, 2022 divided into 42,134,169 fully authorized, subscribed and paid-up shares with a nominal value of €0.01.Changes in share capital during the years ended December 31, 2022, 2021 and 2020 are as follows:

in euros, except number of shares

			Premiums
		Share	related to	Number of	Nominal
Date	Nature of the transactions	capital	share capital	shares	value
Balance as of January 1st, 2020		268,461	86,011,893	26,846,112	0.01
01/26/2020	Capital increase by issuance of ordinary shares – Vesting of AGAs by Company employees (AGA 2018-2)	633	—	63,300	0.01
02/07/2020	Capital increase by issuance of ordinary shares – Company’s private placement	37,783	14,962,218	3,778,338	0.01
02/07/2020	Transaction costs related to the Company’s private placement	—	(319,564)	—	—
04/17/2020	Appropriation of the issue premium	—	(48,000,000)	—	—
06/28/2020	Capital increase by issuance of ordinary shares – Vesting of AGAs by Company employees (AGA 2019-2)	2,270	—	227,000	0.01
07/15/2020	Capital increase by issuance of ordinary shares – Company’s initial public offering	74,783	94,024,272	7,478,261	0.01
07/15/2020	Transaction costs related to the Company’s initial public offering	—	(7,077,866)	—	—
11/30/2020	Capital increase by emission of ordinary shares – Emission of 10,000 BSA	100	66,650	10,000	0.01
12/14/2020	Capital increase by issuance of ordinary shares – Vesting of AGAs by Company employees (AGA 2018-3)	2,273	—	227,250	0.01
Balance as of December 31, 2020		386,302	139,667,603	38,630,261	0.01
06/28/2021	Capital increase by issuance of ordinary shares – Vesting of AGAs by Company employees (AGA 2019-1)	291	—	29,100	0.01
09/27/2021	Capital increase by issuance of ordinary shares – (ATM)	20,833	25,556,803	2,083,334	0.01
10/01/2021	Capital increase by issuance of ordinary shares – (ATM)	1,309	1,615,584	130,856	0.01
10/01/2021	Transaction costs related to ATM	—	(1,768,424)	—	—
Balance as of December 31, 2021		408,735	165,071,566	40,873,551	0.01
15/06/2022	Capital increase by issue of ordinary shares - (ATM3)	12,606	9,353,504	1,260,618	0.01
15/06/2022	Transaction costs related to ATM	—	(539,404)	—	—
Balance as of December 31, 2022		421,341	173,885,665	42,134,169	0.01

During the year ended December 31, 2022, the main impact on the share capital relates to the capital increase for a gross amount of €9.4 million on June 15, 2022, due to the issuance of 1,260,618 new shares as part of the Company’s At-The-Market program set up on August 2, 2021. For more details on the operation of the fiscal year 2022, please refer to Note 1.2 - Significant events of 2022.

During the years ended December 31, 2021 and 2020, the main impacts on the share capital relate to the following events:

-	Capital increase of €25.4 million of cash, consisting of the net proceeds of the two ATM sales on September 27, 2021 and on October 1, 2021;
-	Final acquisition of 29,100 AGAs 2019-1 on June 28, 2021;
-	$107.7 million initial public offering on the Nasdaq Global Market in July 2020;
-	The reclassification of €48.0 million from debit retained earnings to premiums related to share capital following the decision of the General Meeting on April 2020; and
-	Capital increase of €14.7 million reserved for a category of investors in February 2020.

For more details on the operations of the fiscal year 2021 and 2020, please refer to Note 1.3 - Significant events of 2021 and 2020.

Movements related to BSA share warrants plans and AGA bonus shares award plans are described in Notes - 10.3 - Share warrants plans and 10.4 - Bonus share award plans.

10.2.	Liquidity agreement

On January 19, 2018, the Company entered into a new liquidity agreement with Kepler Cheuvreux, replacing the previous liquidity agreement with Oddo BHF, for a period of 12 months renewable by tacit agreement. Under the terms of the agreement, the investment services provider (“ISP”) is authorized to buy and sell Inventiva treasury shares without interference from the Company in order to ensure the liquidity of the shares on the Euronext market.

At the date of approval of these financial statements, the liquidity agreement with Kepler Cheuvreux was extended for a new period of 12 months from January 1, 2022.

At December 31, 2020, 2021 and 2022 treasury shares purchased and sold by Inventiva through its ISP, as well as the gains or losses resulting from share purchase, sale, issue and cancellation transactions during the periods, were accounted for as a deduction from equity. Consequently, these transactions had no impact on the Company’s results.

10.3.	Share warrants plans

Share warrants correspond to:

●	BSPCE founder share warrants granted to the Company’s employees in 2013 and 2015;
●	BSA share warrants granted to Company directors in 2017, with a subscription price set at €0.53;
●	BSA share warrants granted to Company service providers in 2018, with a subscription price set at €0.48;
●	BSA share warrants granted in 2019 to David Nikodem, a member of Sapidus Consulting Group LLC, a service provider of Inventiva, with a subscription price set at €0.18; and
●	BSA share warrants granted in 2020 to David Nikodem, a member of Sapidus Consulting Group LLC and to Jeremy Goldberg, a member of PG Healthcare LLC, service providers of Inventiva, with a subscription price set at €0.29.
●	BSPCE founder share warrants granted in 2021 to Frederic Cren and Pierre Broqua, Company’s Directors; and
●	BSA share warrants granted in 2021 to David Nikodem, a member of Sapidus Consulting Group LLC, a service provider of Inventiva, with a subscription price set at €2.45.

Characteristics of BSPCE share warrant plans

At January 1, 2022, two BSPCE share warrant plans were outstanding: BSPCE 2013-1 and BSPCE 2021.

The main characteristics of the plans are described in the following table:

	BSPCE 2013-1	BSPCE 2021
Decision of issuance by the Board of Directors	13/12/2013	04/16/2021
Grant date	13/12/2013	04/16/2021
Beneficiary	3 employees	Executive Directors (Frederic Cren and Pierre Broqua)
Number of BSPCE granted	9 027	600,000
Expiration date	25/01/2024	03/31/2034
Number of shares per BSPCE	100	1
Subscription price (€)	58.50	0
Exercise price (€)	0.585	11.74
Performance condition	No	Partially (1)
Valuation method used	Black and Scholes	Monte Carlo
Fair value at grant date (€)	19	[5.4 – 5.7] (1)
Expected volatility	35%	64%
Average life (years)	5	5
Risk-free rate	1.13%	0.60%
Expected dividends	—	—
(1)	The fair value at grant date is different depending on whether the BSPCEs are subject to market performance conditions.

Characteristics of BSA share warrant plans

At January 1, 2022, seven BSA share warrant plans were outstanding: BSA 2017, BSA 2018, BSA 2019, BSA 2019 bis, BSA 2019 ter and BSA 2021.

The main characteristics of the plans are described in the following table:

		BSA		BSA
	BSA 2017	2018-1	BSA 2019	2019 bis	BSA 2019 ter	BSA 2021
Decision of issuance by the Board of Directors	05/29/2017	12/14/2018	06/28/2019	03/09/2020	03/09/2020	04/16/2021
Grant date	05/29/2017	12/14/2018	06/28/2019	03/09/2020	03/09/2020	04/16/2021
Beneficiary	Directors	Service providers	Service providers	Service providers	Service providers	Service providers
Vesting period (year)	3 tranches: 1 year, 2 years and 3 years	between 1 and 3 years	1	1	between 1 and 3 years	3
Expiration date	05/29/2027	12/14/2028	06/28/2029	03/09/2030	03/09/2030	03/31/2034
Number of BSA granted	195,000	126,000	10,000	10,000	36,000	50,000
Number of shares per BSA	1	1	1	1	1	1
Subscription premium price per share (€)	0.534	0.48	0.18	0.29	0.29	2.45
Exercise price per share (€)	6.675	6.067	2.20	3.68	3.68	11.74
Performance condition	No	No	No	No	No	Yes
Valuation method	Black and Scholes					Monte Carlo
Fair value per BSA at grant date (€)	2.47	1.98	0.48	0.90	0.90	[3.0 – 3.2] (1)
Expected volatility	40%	40%	40%	40%	40%	64%
Average life (years)	6	6	5.5	6	6	5
Risk free rate	0.22%	0.30%	0.33%	0.0%	0.0%	0.60%
Expected dividends	—	—	—	—	—	—
(1)	The fair value at grant date is different depending on whether the BSPCEs are subject to market performance conditions.

Movements in BSPCE and BSA share warrants (in number of shares issuable upon exercise)

		Exercise	Outstanding				Outstanding	Number of
		price	at January 1,				at December 31,	shares
Type	Grant date	(in euros)	2022	Issued	Exercised	Forfeited	2022	exercisable
BSPCE — 2013 plan	Dec. 13, 2013	0.59	8,800	—	—	—	8,800	8,800
BSPCE Plan 2021	April 16, 2021	11.74	600,000	—	—	(120,000)	480,000	—
Total BSPCE			608,800	—	—	(120,000)	488,800	8,800
BSA — 2017 plan	May 29, 2017	6.67	130,000	—	—	—	130,000	130,000
BSA — 2018 plan	Dec. 14, 2018	6.07	116,000	—	—	—	116,000	116,000
BSA — 2019 plan	June 28, 2019	2.20	10,000	—	—	—	10,000	10,000
BSA 2019 Bis	March 9, 2020	3.68	10,000	—	—	—	10,000	10,000
BSA 2019 Ter	March 9, 2020	3.68	36,000	—	—	—	36,000	24,000
BSA - Plan 2021-1	April 16, 2021	11.74	20,000	—	—	(4,000)	16,000	—
Total BSA			322,000	—	—	(4,000)	318,000	290,000
Total			930,800	—	—	(124,000)	806,800	298,800

The change in BSPCE and BSA share warrants over 2022 can be broken down as follows:

●	Cancellation of 120,000 BSPCE following the recruitments conditions that haven’t been reached; and
●	Cancellation of 4,000 BSA following an employee departure.

At December 31, 2022, a total of 480,088 BSPCEs (or 488,800 shares) and 318,000 BSAs were outstanding, which corresponds to a total of 806,800 shares, the maximum number of shares to be issued when all related conditions are met.

Share based payment expense totaled €765 thousand for the year ended December 31, 2022 (compared to €859 thousand for the year ended December 31, 2021 and €18 thousand for the year ended December 31, 2020) and were recognized in personnel costs (see Note 17.1 - Personnel costs and headcount).

		Exercise	Outstanding				Outstanding	Number of
		price	at January 1,				at December 31,	shares
Type	Grant date	(in euros)	2021	Issued	Exercised	Forfeited	2021	exercisable
BSPCE — 2013 plan	Dec. 13, 2013	0.59	8,800	—	—	—	8,800	8,800
BSPCE Plan 2021	April 16, 2021	11.74	—	600,000	—	—	600,000	—
Total BSPCE			8,800	600,000	—	—	608,800	8,800
BSA — 2017 plan	May 29, 2017	6.67	130,000	—	—	—	130,000	130,000
BSA — 2018 plan	Dec. 14, 2018	6.07	116,000	—	—	—	116,000	116,000
BSA — 2019 plan	June 28, 2019	2.20	10,000	—	—	—	10,000	10,000
BSA 2019 Bis	March 9, 2020	3.68	10,000	—	—	—	10,000	10,000
BSA 2019 Ter	March 9, 2020	3.68	36,000	—	—	—	36,000	12,000
BSA - Plan 2021-1	April 16, 2021	11.74	—	50,000	—	(30,000)	20,000	—
Total BSA			302,000	50,000	—	(30,000)	322,000	278,000
Total			310,800	650,000	—	(30,000)	930,800	286,800

The change in BSPCE and BSA share warrants over 2021 can be broken down as follows:

●	the issuance of 50,000 new 2021-1 Bis BSAs allocated to ISLS Consulting and David Nikodem, a member of Sapidus Consulting Group LLC, a service provider of the Company, of which 30,000 BSA 2021-1 allocated to ISLS Consulting have been cancelled due to the non-payment of warrants; and
●	the issuance of 600,000 new 2021 BSPCE allocated to the Company’s directors, Frederic Cren and Pierre Broqua.

At December 31, 2021, a total of 600,088 BSPCEs (or 608,800 shares) and 322,000 BSAs were outstanding, which corresponds to a total of 930,800 shares, the maximum number of shares to be issued when all related conditions are met.

		Exercise	Outstanding				Outstanding	Number of
		price	at January 1,				at December 31,	shares
Type	Grant date	(in euros)	2020	Issued	Exercised	Forfeited	2020	exercisable
BSPCE — 2013 plan	Dec. 13, 2013	0.59	8,800	—	—	—	8,800	8,800
Total BSPCE			8,800	—	—	—	8,800	8,800
BSA — 2017 plan	May 29, 2017	6.67	140,000	—	(10,000)	—	130,000	130,000
BSA — 2018 plan	Dec. 14, 2018	6.07	116,000	—	—	—	116,000	77,334
BSA — 2019 plan	June 28, 2019	2.20	10,000	—	—	—	10,000	10,000
BSA 2019 Bis	March 9, 2020	3.68	—	10,000	—	—	10,000	—
BSA 2019 Ter	March 9, 2020	3.68	—	36,000	—	—	36,000	—
Total BSA			266,000	46,000	(10,000)	—	302,000	217,334
Total			274,800	46,000	(10,000)	—	310,800	226,134

The change in BSPCE and BSA share warrants over 2020 can be broken down as follows:

●	the issuance of 10,000 new 2019 Bis BSAs allocated to Jeremy Goldberg, a member of JPG Healthcare LLC;
●	the issuance of 36,000 new 2019 Ter BSAs allocated to David Nikodem, a member of Sapidus Consulting Group LLC, a service provider of the Company; and
●	the exercise of 10,000 BSA 2017 by Karen Aïach (former administrator).

At December 31, 2020, a total of 88 BSPCEs (or 8,800 shares) and 302,000 BSAs were outstanding, which corresponds to a total of 310,800 shares, the maximum number of shares to be issued when all related conditions are met.

10.4.	Bonus share award plans

At January 1, 2022, two free share award plans were outstanding: AGA 2021 and AGA 2021-bis.

On December 8, 2022, the Company decided to establish a new free share award plan.

The main characteristics are described in the table below:

	AGA 2021	AGA 2021-bis	AGA 2022
Decision of issuance by the Board of Directors	04/16/2021	12/08/2021	12/08/2022
Grant date	04/16/2021	12/08/2021	12/08/2022
Beneficiary	Employees	Employees	Employees
Vesting period (year)	3	3	1
Holding period (year)	—	—	1
Service condition	Yes	Yes	Yes
Performance condition	Partially (1)	Partially (1)	No
Number of AGA granted	466,000	123,000	373,000
Number of shares per AGA	1	1	1
Valuation method used	Dual (1)	Dual (1)	Dual(1)
Fair value per AGA at grant date	[9.8 – 11.3] (1)	[11.4 – 12.2] (1)	4.18
Expected volatility	64%	64%	N/A
Average life (years)	3	2.3	N/A
Risk-free rate	0.60%	0.60%	N/A
Expected dividends	—	—	–
Stock price reference	N/A	N/A	N/A
Non-transferable discount	N/A	N/A	N/A
(1)	AGA 2021-1 and AGA 2021-bis plans are partially composed of AGAs subject to a market performance condition. AGAs 2022 aren’t subject to a market performance condition. Accordingly, AGAs not subject to performance conditions are valued on the basis of the share price less future dividends, discounted at the risk-free rate. AGAs subject to performance conditions are valued using the same method, adjusted by a discount applied to reflect the performance condition. This discount is determined using the “Monte Carlo” analysis. The fair value at the grant date is different depending on whether the AGAs are subject to market performance conditions.

Bonus share movements (in number of shares issuable upon exercise)

		Stock price	Outstanding				Outstanding	Number of
		at grant date	at January 1,				at December 31,	shares
Type	Grant date	(in euros)	2022	Issued	vesting	Forfeited	2022	exercisable
AGA — 2021‑1 plan	04/16/21	11.30	448,000	—	—	(107,200)	340,800	—
AGA — 2021‑bis plan	12/08/21	12.20	123,000	—	—	(46,200)	76,800	—
AGA —2022 plan	12/08/22	4.18	—	373,000	—	—	373,000	—
Total AGA			571,000	373,000	—	(153,400)	790,600	—

During 2022, the change in AGA bonus shares over the period can be broken down as follows:

-	New free share award plan AGA 2022 granted 373,000 shares;
-	The cancellation of 107,200 shares of AGA 2021-1 plan that have forfeited following the departure of employees (22,000 shares) and the recruitments conditions that haven’t been reached (85,200 shares The accounting impacts of not meeting these conditions are described in Note 17.1 - Payroll costs and workforce; and
-	The cancellation of 46,200 shares of AGA 2021-bis plan that have forfeited following the departure of employees (27,000 shares) and the recruitments conditions that have not been reached (19,200 shares).

At December 31, 2022, 790,600 AGAs were outstanding.

Share based payments expense totaled €1,452 thousand for the year ended December 31, 2022 (compared to €1,231 thousand for the year ended December 31, 2021 and €920 thousand for the year ended December 31, 2020) and were recognized in personnel costs (see Note 17.1 - Personnel costs and headcount).

		Stock price					Outstanding
		at grant	Outstanding				at	Number of
		date	at January 1,				December 31,	shares
Type	Grant date	(in euros)	2021	Issued	vesting	Forfeited	2021	exercisable
AGA — 2019‑1 plan	08/28/19	2.00	29,100	—	(29,100)	—	—	—
AGA — 2021‑1 plan	04/16/21	11.30	—	466,000	—	(18,000)	448,000	—
AGA —2021‑bis plan	08/12/21	12.20	—	123,000	—	—	123,000	—
Total AGA			29,100	589,000	(29,100)	(18,000)	571,000	—

During 2021, the change in AGA bonus shares over the period can be broken down as follows:

●	The allocation of two new plans AGA 2021-1 and AGA 2021-bis to employees of the Company for a total of 589,000 potential new shares;
●	The definitive vesting of 29,100 AGA 2019-1. As a result, 29,100 new shares were issued; and
●	The cancellation of a total of 18,000 AGA 2021-1 that have forfeited following the departure of employees.

The 2021-1 and 2021-bis AGAs are exercisable with a condition of presence, combined for half of them with certain performance conditions, at the end of a vesting period expiring on the date of the Board of Directors’ meeting planned to approve the Company’s financial statements for the year ending December 31, 2023 and will be exercisable no later than March 31, 2034.

		Stock
		price
		at grant	Outstanding				Outstanding	Number of
		date	at January 1,				at December 31,	shares
Type	Grant date	(in euros)	2020	Issued	vesting	Forfeited	2020	exercisable
AGA — 2018-2 plan	January 26, 2018	5.76	63,300	—	(63,300)	—	—	—
AGA — 2018-3 plan	December 14, 2018	6.28	227,250	—	(227,250)	—	—	—
AGA — 2019-1 plan	June 28, 2019	2.00	37,500	—	—	(8,400)	29,100	—
AGA — 2019-2 plan	June 28, 2019	2.00	228,000	—	(227,000)	(1,000)	—	—
Total AGA			556,050	—	(517,550)	(9,400)	29,100	—

During 2020, the change in AGA bonus shares over the period can be broken down as follows:

●	The definitive vesting of 63,300 AGA 2018-2, 227,000 AGA 2019-2 and 227,250 AGA 2018-3. As a result, 517,550 new shares were issued; and
●	The cancellation of a total of 8,400 AGA 2019-1 AGA and 1,000 AGA 2019-2 that have forfeited following the departure of employees.

Note 11. Financial debt

	As of
	December 31,
(in thousands of euros)	2020	2021	2022
Bank borrowings	9,992	9,984	29,689
Derivatives instruments	—	—	9,876
Other loans and similar borrowings(1)	62	6	316
Lease liabilities	2	130	4,510
Total debt	10,055	10,119	44,390
(1)	Consists of bank overdrafts and accrued interest payable on loans

Change in the period is mainly due to the subscription of new borrowing, the breakdown as follow:

(in thousands of euros)
January 1, 2020	114
Subscription of bank borrowings	9,979
Repayment of bank borrowings	(61)
Repayment of lease liabilities	(26)
Early termination of lease contracts	(9)
Capitalized interests	59
Accrued interests	(0)
December 31, 2020	10,055
Subscription of new leases	143
Repayment of bank borrowings	(13)
Repayment of lease liabilities	(15)
Accrued interests	(51)
December 31, 2021	10,119
Subscription of state-guaranteed PGE loan	1,780
Subscription of PPR loan	3,560
Subscription of derivatives instruments (2)	9,469
Subscription of bank borrowings (1) (2)	15,400
New lease contracts	5,109
Repayment of bank borrowings	(1,033)
Repayment of lease liabilities	(735)
Capitalized interests	308
Change in fair value of derivatives instruments (2)	407
Exchange rate change	6
December 31, 2022	44,390

(1)Net proceeds

(2)EIB’s loan and warrants.

As of December 31, 2022

French state-guaranteed loan (“PGE”) and equity recovery loans (“PPR”)

In May 2020, the Company entered into three credit agreements pursuant to which it received €10.0 million in the form of state-guaranteed loans (Prêts Garantis par l’Etat), or

“PGE” which are provided by a syndicate of French banks and guaranteed by the French government in the context of the COVID-19 pandemic and were initially set to mature in May 2021. These loans were extended until the third quarter of 2022. The amendments provide for reimbursements to be made over four years, beginning in July 2022 for the loan from Crédit Agricole and in September 2022 for the loans from Bpifrance and Société Générale.

In June 2022, the Company entered into three loan agreements with a syndicate of French banks for a total amount of €5.3 million. One loan agreement was part of a state-guaranteed PGE loan facility with Bpifrance and the other two loan agreements were part of a stimulus economic plan (Prêts Participatifs Relance, or “PPR”) granted by Crédit Agricole Champagne-Bourgogne and Société Générale.

The PGE loan granted by Bpifrance in 2022 is guaranteed up to 90% by the French government and has a maturity aligned with the 2020 PGE for which the Company has opted for a linear repayment extension until May 2026. The two PPR loans are guaranteed predominantly by the French government and feature an eight-year financing period and a four-year repayment period.

The PGE repayments in 2022 amounted to €1.0 million.

Credit facility agreement with the European Investment Bank

On May 16, 2022, the Company entered into the Finance Contract with EIB for up to €50 million, divided into two tranches of €25 million each.

Capitalized interest for the first tranche (“Tranche A”) is 8% and for the second tranche (“Tranche B”) is 7%. The maturity date of any borrowings under the facility is four years after disbursement of Tranche A and three years after disbursement of Tranche B. It is therefore expected that the reimbursement of the interests and capital of this credit facility should happen after the publication of the headline results of the part 1 of the Phase III clinical trial of lanifibranor in patients with NASH. Any funds not disbursed within 36 months following the execution of the Finance Contract shall be cancelled.

The two tranches are subject to the completion of certain condition precedents. The disbursement of the Tranche A was subject to, among other conditions:

-	The Company has to issue warrants to the EIB, in accordance with the terms and conditions of the warrants agreement entered into July 1, 2022. On November 28, 2022, the company issued warrants as described in Note 1.2- Significant events of 2022; and
-	the receipt by the Company of an aggregate amount of at least €18 million, paid either through the issuance of new Company shares, or through upfront or milestone payments (at December 31, 2022, the Company had received €9.4 million in gross proceeds (€8.8 million in net proceeds) through a capital increase under the At-The-Market program, as described in Note 1.2- Significant events of 2022. On November 4, 2022, the Company received a net upfront payment of $11.4 million (after payment of a withholding taxes of $1.3 million) in connection with the signing of the license and collaboration agreement with CTTQ, as described in Note 1.2 - Significant events in of 2022).

Following the receipt of the upfront payment from CTTQ on November 4, 2022, and the issuance of warrants on November 28, 2022, the conditions precedents of the Tranche A of €25 million were met. On December 8, 2022, the Company received the disbursement of Tranche A as described in Note 1.2 - Significant events of 2022.

The disbursement of the Tranche B is subject to, among other conditions:

-	the full drawdown of the first tranche, completed in December 8, 2022;
-	the issuance of the second tranche of warrants regarding the Warrant agreement;
-	the receipt by the Company of an aggregate amount of at least €70 million (inclusive of the €18 million conditioning the Tranche A), made of either the issuance of new Company shares, or through upfront or milestone payments coming from business development activities on the various assets of the Company;

-	an out-licensing, partnership or royalty transaction with an upfront payment of at least €10 million (could be include in the €70 million above), or the initiation of a Phase III clinical trial of cedirogant by AbbVie Inc (on October 28, 2022, AbbVie announced that they decided to stop the development of cedirogant); and
-	operational criteria based on patient enrollment and number of sites activated in the Company’s Phase III clinical trial of lanifibranor in patients with NASH.

The Finance Contract may, in certain circumstances, be prepaid, in whole or in part, for a prepayment fee, either at the election of the Company or as a result of EIB’s demand following certain prepayment events, including a change of control or change in senior management of the Company.

Subject to certain terms and conditions, upon the occurrence of usual events of default (i.e., including payment default, misrepresentation, cross default), EIB may demand immediate repayment by the Company of all or part of the outstanding loan and/or cancel the undisbursed tranches. As at December 31, 2022 none of the conditions that would result in an immediate demand by EIB for the repayment of the first tranche is met.

The first Tranche of €25 million was recognized as financial debt at amortized cost, which takes into account the fair value of the derivative instrument (warrants) at inception and the borrowing costs of €0.1 m. The amortized cost of the loan is €15.4 million on December 8, 2022, and remains unchanged at closing, with an effective interest rate of 21.91%. The fair value of the loan, at both dates, is close to the amortized cost.

Derivatives

On November 28, 2022, the Company issued 2,266,023 warrants to EIB (see Note 1.2 - Significant events of 2022) as a condition to the financing of the first tranche, representing approximately 5.4% of the Company’s current share capital. The exercise price of the warrants will be €4.0152 if and when the warrants will be exercised. The potential gross proceeds of the issue would amount to €9.1 million. The transactions costs amounted to €56 thousands.

The BSA attached to the loan do not meet the “fixed for fixed” criteria (non-cash settlement option which may result in exchanging a variable number of shares for a variable price), and are accounted for as standalone derivative instruments. The Issuer put options meet the definition of a derivative that are valued with the warrants.

The warrants agreement includes a put option: EIB may request the Company to buy back the warrants in cash. In this context the purchase price will be defined as the difference between the volume weighted average of the trading price of the ordinary shares over the last 90 trading days and the strike price. The amount is capped, and EIB may exercise the warrants for which they did not exercise the put option.

At inception, the financial debts are split between i) a debt component accounted for at amortized cost, and ii) a premium corresponding the initial fair value of attached BSA (then remeasured at fair value through profit and loss) including a component corresponding to the put options.

Valuation approach

The fair value of the BSA has been estimated based on a Longstaff Schwartz approach, including the put option and the attached cap.

This approach enables to estimate the value of American options (that may be exercised during a specific period of time) with complex way of exercise (the warrant holder may exercise the warrants on the market based on the Company’s share price or exercise the put option based on the 90 days average share price of the Company).

The Longstaff Schwartz approach is also based on the value of the underlying equity instrument at the valuation date, the volatility observed on the historical share price of the Company, and the contractual lifespan associated equity instruments.

The hypothesis and results are detailed in the following tables:

BSA 2022
Grant date	11/28/2022
Expiration date	11/28/2030
Number of BSA issued	2,266,023
Number of shares per BSA	1
Subscription premium price per share (€)	0.01
Exercise price per share (€)	4.02
Valuation method	Longstaff Schwartz

	As of November 28, 2022
	(Grant Date)	As of December 31, 2022
Number of BSA outstanding	2,266,023	2,266,023
Stock price (€)	[4.13]	[4.75]
Maturity (years)	12	11.9
Volatility	68%	68%
Cap of the put option (m€)	25.0	25.0
Risk free rate	Euribor 6M	Euribor 6M
Expected dividends	—	—
Fair Value (k€)	9,469	9,876
Unit fair value (€)	4.18	4.36

Lease liabilities

The net increase in lease liabilities to €4.5 million as of December 31, 2022, is related to the increase of €5.1 million in rights of use assets for the Fibroscans leased equipment. The lease liabilities are recognized each time a new Fibroscans is leased, on a period of four years. Lease liabilities are calculated using specific discount rates, in connection with the geographic area, the maturity of the debt, and the commencement date, according to the method described in Note 3.3 – Lease contracts. The rates for contracts in progress as of December 31, 2022 range from 1.89% to 5.18%.

As of December 31, 2021

Total debt remained stable in 2021. In 2021, the loans guaranteed by the French government taken out in May 2020 with initial maturity in May 2021 were extended until the third quarter of 2022. The amendments provide for reimbursements to be made over four years, beginning in July 2022 for the loan from Crédit Agricole and in September 2022 for the loans from Bpifrance and Société Générale.

As of December 31,2020

The €9.9 million increase in 2020 was primarily attributable to the three loans taken out from a syndicate of French banks, in the form of the loans guaranteed by the French government for a total amount of €10.0 million. These loans were taken out in May 2020 and matured in May 2021. In accordance with the guarantees put in place by the government in the context of the COVID-19 health crisis, the Company had the option to extend the maturity date for up to an additional four years. To a lesser extent, this line item also includes the loan taken out from Société Générale in 2015 for a residual amount of €13 thousand.

The breakdown between long-term and short-term debt is as follows:

December 31, 2020	Less than	Between	Between	More than
(in thousands of euros)	1 year	1 and 3 years	3 and 5 years	5 years
Bank borrowings	13	9,979	—	—
Other loans and similar borrowings	3	59	—	—
Lease liabilities	2	0	—	—
Total long‑term debt	18	10,037	—	—

December 31, 2021	Less than	Between	Between	More than
(in thousands of euros)	1 year	1 and 3 years	3 and 5 years	5 years
Bank borrowings	1,244	7,484	1,256	—
Other loans and similar borrowings	—	6	—	—
Lease liabilities	38	92	—	—
Total long‑term debt	1,282	7,582	1,256	—

December 31, 2022	Less than	Between	Between	More than
(in thousands of euros)	1 year	1 and 3 years	3 and 5 years	5 years
Bank borrowings	4,474	4,999	17,768	2,448
Derivatives	—	—	9,876	—
Other loans and similar borrowings	100	0	216	—
Lease liabilities	1,277	3,233	—	—
Total long‑term debt	5,851	8,232	27,860	2,448

The maturity of long-term debt and of short-term borrowings and debt is determined according to repayment estimates as at December 31 2020, 2021 and 2022.

Note 12. Provisions

(in thousands of euros)	January 1, 2020	Additions	Reversals/reclasses	December 31, 2020
CIR 2013-2015	358	1,139	—	1,497
CIR 2017	216	665	—	880
Long‑term provisions	574	1,804	—	2,377
Payroll taxes 2016-2018	1,264	90	(1,224)	130
Short‑term provisions	1,264	90	(1,224)	130
Total Provisions	1,837	1,894	(1,224)	2,507

	January 1,			December 31,
(in thousands of euros)	2021	Additions	Reversals/reclasses	2021
CIR 2013-2015	1,497	—	(1,497)	—
CIR 2017	880	—	(880)	—
Long‑term provisions	2,377	—	(2,377)	—
Payroll taxes 2016-2018	130	51	—	180
Short‑term provisions	130	51	—	180
Total Provisions	2,507	51	(2,377)	180

(in thousands of euros)	January 1, 2022	Additions	Reversals/reclasses	December 31, 2022
Long‑term provisions	—	—	—	—
Payroll taxes 2016-2018	180	—	(180)	—
Short‑term provisions	180	—	(180)	—
Total Provisions	180	—	(180)	—

Provisions booked at January 1, 2022 relate to the late payment penalties as a result of the tax audit carried out on payroll taxes 2016- 2017.

The reversal of provisions for the period is due to the receipt of two formal notices from the tax authorities concerning late payments penalties on the tax audit carried out on the CIR and payroll taxes.

The settlements of the CIR and payroll tax disputes is described in note 14.2 - Other current liabilities.

Provisions booked at December 31, 2020 and 2021 were related to:

-	The CIR risk and payroll taxes risk pursuant to the tax audit carried out by the French tax authority in July 2016 for the years ended December 31, 2013, 2014 and 2015 (long term for CIR risk and short term for payroll taxes risk);
-	In September 2019, a tax adjustment risk regarding payroll taxes for the years ended December 31, 2016, 2017 and 2018; and
-	The CIR risk for the year ended December 31, 2017 in connection with the partial reimbursement received in December 2019.

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

Principal actuarial assumptions

The following assumptions were used to measure the obligation:

	As of December 31,
Variables	2020		2021		2022
Retirement age	65	years	65	years	65	years
Payroll taxes	41.41%		41.41%		41.41%
Salary growth rate	2%		2%		2%
Discount rate	0.35%		1.00%		3.7%
Mortality table	TGH/TGF 05		TGH/TGF 05		THG/TGF 05

The discount rate corresponds to the rates of Eurozone AA-rated corporate bonds with maturities of over ten years.

Net provision

The provision recorded in respect of defined benefit schemes at the end of each reporting period is shown in the table below:

	As of
	December 31,
(in thousands of euros)	2020	2021	2022
Retirement benefit obligations	1,385	1,429	1,234
Obligation	1,385	1,429	1,234

Given the absence of plan assets at December 31, 2022, 2021 and 2020, the total amount of the provision corresponds to the estimated obligation at those dates.

The decrease of the retirement obligation compared to December 31, 2021, is mainly due to the discount rate increase (+2.7 points) for an amount of €383 thousands.

Change in net provision

The change in the provision recorded in respect of defined benefit schemes breaks down as follows:

	Year ended
	December 31
(in thousands of euros)	2020	2021	2022
Provision at beginning of period	(1,127)	(1,385)	(1,429)
Other changes	—	75	—
Expense for the period	(209)	(200)	(230)
Actuarial gains or losses recognized in other comprehensive income	(49)	82	425
Provision at end of period	(1,385)	(1,429)	(1,234)

Breakdown of expense recognized for the period

The expense recognized in the statement of income (loss) breaks down as follows:

	Year ended
	December 31,
(in thousands of euros)	2020	2021	2022
Service cost for the period	(202)	(224)	(237)
Interest cost for the period	(8)	(5)	(14)
Benefits for the period	—	29	21
Plan curtailments and modifications	—	—	—
Total	(209)	(200)	(230)

For the year ended December 31, 2022, the total expense related to the retirement benefit obligation remains stable in comparison to 2021 and 2020.

Breakdown of actuarial gains and losses recognized in comprehensive income

The actuarial gains (losses) can be analyzed as follows:

	Year ended
	December 31,
(in thousands of euros)	2020	2021	2022
Demographic changes	14	(27)	42
Changes in actuarial assumptions	(63)	109	383
Total	(49)	82	425

Demographic differences mainly relate to salary adjustments.

Changes in actuarial assumptions relate to movements in the discount rate (0.35% in 2020, to 1.00% in 2021 and to 3.70% in 2022).

Sensitivity analysis

A 0.25% change in the discount rate would have had an impact of approximately 2.3% on the obligation amount in 2022 and 2.8% in 2021 and 3.4% in 2020.

In thousands
December 31, 2020	of euros
Benefit obligation at December 31, 2020 at 0.10%	1,433
Benefit obligation at December 31, 2020 at 0.35%	1,385
Benefit obligation at December 31, 2020 at 0.60%	1,340

In thousands
December 31, 2021	of euros
Benefit obligation at December 31, 2021 at 0.75%	1,471
Benefit obligation at December 31, 2021 at 1.00%	1,429
Benefit obligation at December 31, 2021 at 1.25%	1,389

In thousands
December 31, 2022	of euros
Benefit obligation at December 31, 2022 at 3.45%	1,263
Benefit obligation at December 31, 2022 at 3.70%	1,234
Benefit obligation at December 31, 2022 at 3.95%	1,205

Note 14. Trade Payables and Other Current Liabilities

	As of December 31,
(in thousands of euros)	2020	2021	2022
Trade payables	6,923	14,602	19,359
Other current liabilities	6,838	6,789	5,485
Trade payables and other current liabilities	13,761	21,391	24,844

No calculations have been made to discount trade payables and other current liabilities to present value as payment is due within one year of the end of the reporting period.

Trade payables include €11.2 million, €6.8 million and €4.3 million of accrued expenses as of December 31, 2022, 2021 and 2020.

14.1.	Trade payables

Trade payables break down by payment date as follows:

	As of December 31,
(in thousands of euros)	2020	2021	2022
Due in 30 days	6,834	14,445	19,156
Due in 30 - 60 days	89	158	201
Due in more than 60 days	—	—	2
Trade payables	6,923	14,602	19,359

At December 31, 2022, trade accounts payable increased by €4.8 million compared to December 31, 2021. In line with the previous year, the variation in trade payables is mainly related to the increase in research and development expenses in connection with the end of phase II and the launch of the phase III clinical trial evaluating lanifibranor in NASH. The studies fee incurred in lanifibranor increased by €24.2 million to €31.2 million for the 2021 year, they increased by €9.8 million to €41.1 million for the 2022 year.

14.2.	Other current liabilities

	As of
	December 31,
(in thousands of euros)	2020	2021	2022
Employee‑related payables	1,405	1,518	1,866
Accrued payroll and other employee‑related taxes	1,375	1,234	1,340
VAT payable	753	879	2,128
Other accrued taxes and employee‑related expenses	106	178	140
Other miscellaneous payables	3,198	2,979	12
Other current liabilities	6,838	6,789	5,485

No discounting has been performed on other current liabilities as their maturity is less than 1 year at the end of the period.

At December 31 2022, other current liabilities decreased by €1.3 million, mainly due to a decrease in other miscellaneous liabilities of €3.0 million and to the €1.2 million increase in VAT payable.

At December 31, 2021, other current liabilities mainly consist of “Other miscellaneous payables”, as well as “Employee-related payables” and “Accrued payroll and other employee-related taxes”.

Other miscellaneous payables at December 31, 2021 and 2020 mainly correspond to:

-	An accrued expense for an amount of €1.2 million (mark-up and delays interests at December 31, 2019 included) following receipt of the Notice of Recovery (AMR), on October 30, 2020, relating to the payroll tax for the taxable years 2016 and 2017 (see Note 12 - Provisions) making the liability certain and, consequently required its reclassification from provision to current liabilities.
-	An accrued expense for an amount of 1.6 million (mark-up and delays interests included) following the partial acceptance by the tax authorities of the CIR for the years 2013 to 2015 (see Note 12 - Provisions), making the liability certain and requiring its reclassification from a provision to an accrued liability.

At December 31, 2022, VAT payable mainly include self-assessed VAT.

Accrued payroll and other employee-related taxes mainly relate to payables to social security and employee-benefit organizations such as URSSAF, KLESIA and APGIS for the last quarter of the year.

Other accrued taxes and employee-related expenses concern provisions for payroll taxes, such as contribution to professional training charges, apprenticeship tax, the employer’s contribution to construction investment in France and the payroll tax.

Note 15. Financial Assets and Liabilities

	At December 31, 2020
			Financial
	Book value		assets/liabilities
	on the	Financial	carried at	Liabilities
	statement	assets carried	fair value	carried at
	of financial	at amortized	through	amortized
(in thousands of euros)	position	cost	profit or loss	cost	Fair value
Financial assets
Long‑term deposit accounts	1,698	1,698	—	—	1,698
Long-term security deposits	8	8	—	—	8
Accrued income	2,000	2,000	—	—	2,000
Short-term deposit accounts	7,336	7,336	—	—	7,336
Trade receivables	48	48	—	—	48
Other receivables	1,849	1,849	—	—	1,849
Foreign currency forwards	1,791	—	1,791	—	1,791
Cash and cash equivalents	105,687	105,687	—	—	105,687
Total assets	120,417	118,626	1,791	—	120,417
Financial liabilities
Long‑term debt	10,037	—	—	10,037	10,037
Short‑term debt	18	—	—	18	18
Trade payables	6,923	—	—	6,923	6,923
Other miscellaneous payables	3,198	—	—	3,198	3,198
Total liabilities	20,177	—	—	20,177	20,177

	At December 31, 2021
			Financial
	Book value		assets/liabilities
	on the	Financial	carried at	Liabilities
	statement	assets carried	fair value	carried at
	of financial	at amortized	through	amortized
(in thousands of euros)	position	cost	profit or loss	cost	Fair value
Financial assets
Long-term deposit accounts	1,745	1,745	—	—	1,745
Long-term security deposits	8	8	—	—	8
Advances to suppliers – non-current	689	689	—	—	689
Accrued income	92	92	—	—	92
Short-term deposit accounts	8,829	—	8,829	—	8,829
Trade receivables	4,000	4,000	—	—	4,000
Other receivables	1,055	1,055	—	—	1,055
Cash and cash equivalents	86,553	86,553	—	—	86,553
Total assets	102,972	94,143	8,829	—	102,972
Financial liabilities
Long-term debt	8,837	—	—	8,837	8,837
Short-term debt	1,282	—	—	1,282	1,282
Trade payables	14,602	—	—	14,602	14,602
Other miscellaneous payables	2,979	—	—	2,979	2,979
Total liabilities	27,701	—	—	27,701	27,701

	At December 31, 2022
			Financial
	Book value		assets/liabilities
	on the	Financial	carried at	Liabilities
	statement	assets carried	fair value	carried at
	of financial	at amortized	through	amortized
(in thousands of euros)	position	cost	profit or loss	cost	Fair value
Financial assets
Long-term accrued income	65	65	—	—	65
Long‑term deposit accounts	700	700	—	—	700
Long-term security deposits	8	8	—	—	8
Advance payment	895	895	—	—	895
Current accrued income	117	117	—	—	117
Short‑term deposit accounts	1,048	1,048	—	—	1,048
Trade receivables	0	0	—	—	0
Cash and cash equivalents	86,736	86,736	—	—	86,736
Other receivables	444	444	—	—	444
Total assets	90,014	90,014	—	—	90,014
Financial liabilities
Long‑term debt	28,663	—	—	28,663	28,663
Derivative instruments	9,876	—	9,876	—	9,876
Short‑term debt	5,851	—	—	5,851	5,851
Trade payables	19,359	—	—	19,359	19,359
Long-term contract liabilities	55	—	—	55	55
Short-term contract liabilities	6	—	—	6	6
Other miscellaneous payables	12	—	—	12	12
Total liabilities	63,821	—	9,876	53,945	63,821

Note 16. Revenues and Other Income

	Year ended December 31,
(in thousands of euros)	2020	2021	2022
Sales	372	4,194	12,179
Total revenues	372	4,194	12,179
CIR	4,791	4,069	5,863
Subsidies	—	8	10
Other	100	229	762
Total other income	4,891	4,307	6,635
Total revenues and other income	5,263	8,501	18,814

16.1. Revenue

In 2022, revenue amounted to €12.2 million and corresponds to the License and collaboration agreement signed with CTTQ on September 21, 2022 (see Note 1.2 - Significant events of 2022).

Revenue is recognized under IFRS 15 – Revenue from contracts with customers (see Note 3.18 - Revenue).

Following the IFRS 15 analysis, three main distinct performance obligations have been identified:

●	Transfer of Know-How: all data and information that is useful for the development, manufacture or commercialization of the Licensed Compound or Licensed Products in the Field in the Licensee Territory. The transfer of Know-How corresponds to a right-to-use license and the transfer of this license has been completed as of December 31, 2022. Revenue is recognized point in time accordingly (see below);

●	Development Services – Phase I: In the course of the Development Services - Phase I, the Company provides development to the license, which is controlled by CTTQ since its transfer, for a certain period of time that will enhance it in the meantime. Based on the Company’s assessment of the nature of the services the Development Services - Phase I were determined to be a separate performance obligation as the promise is separately identifiable as part of the contract and CTTQ can benefit from the services together with the license that has already been transferred to the it. CTTQ has access to the developments overtime and revenue is recognized accordingly (see below); and
●	Transfer of the Manufacturing Technology: this transfer gives CTTQ rights to the intellectual property, as such the Transfer of the Manufacturing Technology is determined to be a license in the context of the agreement, in accordance with IFRS 15. The transfer of the Manufacturing Technology corresponds to a right-to-use license and the transfer of this license has not been completed as of December 31, 2022. Revenue will be recognized point in time the performance obligation will be fulfilled (see below).

Under the license, CTTQ is committed to make the following payments:

●	Upfront payment: Non-refundable upfront fee: $12.0 million;
●	Regulatory milestones: Development and regulatory milestone payments – six milestones, amounting up to $40 million in aggregate;
●	Commercial milestones: Sales-based milestone payments (SBMs), divided into six successive targets and amounting up to $250 million in aggregate; and
●	Royalties: Sales-based royalties.

According to the contract the non-refundable upfront fee is due on the effective date as defined in the contract. The potential Regulatory and Commercial Milestone payments may represent up to $290 million, in addition to the non-refundable upfront fee of $12 million. Revenue related to Regulatory Milestone will be recognized when achieved over the contract term until the obtention of the regulatory approval in Mainland China. Revenue related to Commercial Milestone will be recognized over the term of the contract when achieved, starting upon commercialization of the licensed products.

The consideration for the licensing contract consists of fixed and variable parts. The license contract in place provides distinct right-to-use licenses, therefore under IFRS 15 the fixed part of the consideration is recognized at the point in time at which the licensee can direct the use and benefit from the license, at the point in time when the licensee can direct the use and benefit from the license. For any variable consideration revenue is recognized at the point in time when the variable constraint is removed. Sales-based royalties revenue is recognized at the later when (i) the subsequent sale occurs and (ii) the performance obligation has been satisfied.

Under IFRS 15, the allocation and recognition of revenue was determined as follows based on the stand alone selling price of each of the performance obligations:

●	The $12.0 million upfront payment was allocated to the license, the development services and the transfer of manufacturing technology; The allocation of the transaction price to each performance obligation has been performed by determining the stand alone selling price of the development services and the transfer of manufacturing technology and the allocation to the license was determined on the residual method. In 2022, revenue is recognized for the existing know how transferred to CTTQ and overtime for the % completion (input method) for the Phase I (Development Services) Revenue as of December 31, 2022, amounts to €12.1 million, including €12.0 million related to know how transfer.
●	Regulatory and Commercial Milestones Payments whose payment depends on the achievement of certain technical, regulatory or commercial events, as provided in the contract, are variable compensation that will be recognized as revenue if and when the milestones are met. No amounts were recognized in 2022.
●	Royalties on commercial sales, if any, by CTTQ will be recognized as revenue when the underlying sales will be made, under the terms and timeframes set out in the agreement. No amounts were recognized in 2022.

This contract contains several performance obligations. As a result, the Company has ensured, as required by IFRS 15, that the revenue allocation of the transaction corresponds to the stand-alone selling price of each obligation.

In 2021, revenue amounted to €4.2 million and mainly corresponds to a milestone payment of €4.0 million to be received by the Company following the launch of the Phase IIb study on the Cedirogant program, in accordance with the terms of the collaboration agreement between the Company and AbbVie. Since August 2018, the Company completed performance of its obligations with respect to the Cedirogant program and AbbVie is responsible, at its sole cost and discretion, for all further development and commercialization activities. Consequently, in accordance with IFRS 15, this milestone payment was recognized for its entire amount as revenue as soon as it became highly probable that it would be obtained, i.e. as soon as the first patient was enrolled in the clinical trial. The Company received the payment from AbbVie on January 31, 2022 (see Note 1.3 - Significant events of 2021 and 2020).

On October 28, 2022, AbbVie announced its decision to stop the development of cedirogant (previously ABBV-157), as described in Note 1.2 - Significant events of 2022.

16.2. Other income

CIR

In 2020 and 2021, the CIR corresponded to the amount of research tax credit recorded for each period and corrective claim established by the Company following the July 22, 2020 decision of the Conseil d’Etat (see Note 12 - Provisions).

Other

On September 28, 2022, Inventiva invoiced CTTQ a €0.6 million additional billing non-including in the contract, following an agreement between the parties reached after the signature.

Note 17. Research and Development, Marketing — Business Development and General and Administrative Expenses

	Research and	Marketing — business	General and
December 31, 2020	development	development	administrative
(in thousands of euros)	expenses	expenses	expenses	Total
Disposables	(1,243)	—	—	(1,243)
Energy and liquids	(539)	—	—	(539)
Patents	(343)	—	—	(343)
Studies	(10,987)	—	—	(10,987)
Maintenance	(846)	—	—	(846)
Fees	(201)	(341)	(2,005)	(2,548)
IT systems	(597)	(8)	(46)	(651)
Support costs (including taxes)	—	—	(722)	(722)
Personnel costs	(7,518)	(197)	(2,964)	(10,680)
Depreciation, amortization and provisions	(832)	—	(177)	(1,009)
Other	(608)	(16)	(2,585)	(3,209)
Total operating expenses	(23,717)	(563)	(8,499)	(32,779)

	Research and	Marketing — business	General and
December 31, 2021	development	development	administrative
(in thousands of euros)	expenses	expenses	expenses	Total
Disposables	(1,472)	—	—	(1,472)
Energy and liquids	(513)	—	—	(513)
Patents	(543)	—	—	(543)
Studies	(33,004)	—	—	(33,004)
Maintenance	(1,017)	—	—	(1,017)
Fees	(160)	(138)	(2,746)	(3,044)
IT systems	(744)	(9)	(52)	(806)
Support costs (including taxes)	—	—	(782)	(782)
Personnel costs	(9,645)	(213)	(3,556)	(13,413)
Depreciation, amortization and provisions	(751)	—	(176)	(927)
Other	(602)	(4)	(3,844)	(4,450)
Total operating expenses	(48,452)	(364)	(11,155)	(59,971)

	Research and	Marketing — business	General and
December 31, 2022	development	development	administrative
(in thousands of euros)	expenses	expenses	expenses	Total
Disposables	(1,681)	—	—	(1,681)
Energy and liquids	(633)	—	—	(633)
Patents	(510)	—	—	(510)
Studies	(42,375)	—	(2)	(42,377)
Maintenance	(995)	—	—	(995)
Fees	(175)	(570)	(3,843)	(4,587)
IT systems	(852)	(16)	(92)	(960)
Support costs (including taxes)[1]	—	(1,280)	(692)	(1,971)
Personnel costs	(11,149)	(219)	(3,964)	(15,332)
Depreciation, amortization and provisions	(1,462)	—	(220)	(1,683)
Other	(637)	(499)	(4,099)	(5,234)
Total operating expenses	(60,469)	(2,583)	(12,912)	(75,965)

(1)In November 2022, the Chinese government levied a withholding tax corresponding to 10% of the amount paid by CTTQ to the Company; €1.3 million. Companies subject to withholding tax in China are allowed to consider the amount paid as a tax credit in France, as there is a tax treaty between the two countries. The credit is chargeable only to the current financial year. As the Company is loss-making, the amount of withholding tax is recognized as a tax expense (not tax deductible).

17.1.	Personnel costs and headcount

	Research and	Marketing — business	General and
December 31, 2020	development	development	administrative
(in thousands of euros)	expenses	expenses	expenses	Total
Wages, salaries and similar costs	(4,590)	(183)	(1,669)	(6,442)
Payroll taxes	(2,180)	8	(926)	(3,098)
Provisions for retirement benefit obligations	(141)	0	(60)	(202)
Share‑based compensation expense	(607)	(22)	(309)	(938)
Total personnel costs	(7,518)	(197)	(2,964)	(10,680)

	Research and	Marketing — business	General and
December 31, 2021	development	development	administrative
(in thousands of euros)	expenses	expenses	expenses	Total
Wages, salaries and similar costs	(6,031)	(199)	(1,867)	(8,097)
Payroll taxes	(2,173)	0	(838)	(3,010)
Provisions for retirement benefit obligations	(148)	0	(68)	(216)
Share‑based compensation expense	(1,293)	(13)	(783)	(2,089)
Total personnel costs	(9,645)	(213)	(3,556)	(13,413)

	Research and	Marketing — business	General and
December 31, 2022	development	development	administrative
(in thousands of euros)	expenses	expenses	expenses	Total
Wages, salaries and similar costs	(7,382)	(190)	(2,242)	(9,814)
Payroll taxes	(2,213)	(16)	(841)	(3,069)
Provisions for retirement benefit obligations	(157)	—	(73)	(231)
Share-based compensation expense[1]	(1,397)	(13)	(808)	(2,218)
Total personnel costs	(11,149)	(219)	(3,964)	(15,332)

(2)The recruitment of patients for the NATiV3 Phase III clinical trial being one of the performance conditions for the allocation of securities giving access to the capital, the delay during the third quarter of 2022 led to a recalculation of the IFRS 2 charge. The expense for the year includes a reversal of €0.8 million of the expense as of June 30, 2022.

As of December 31, 2022, 105 people were employed by Inventiva SA and 8 people by Inventiva Inc, for a total of 113 people, compared with 105 people as of December 31, 2021, and 94 people as of December 31, 2020.

Note 18. Other Operating Income (expenses)

Other operating income (expenses) break down as follows:

	Year ended
	December 31,
(in thousands of euros)	2020	2021	2022
Corrective claims - CIR	2,863	—	—
Proceeds - Disposals of fixed assets	—	9	0
Reversal of restructuring expenses	43	—	—
Reversal of provisions - CIR 2013-2015	—	1,497	—
Reversal of provisions - CIR 2017	—	880	—
Reversal of provisions - tax litigation	—	—	180
Reversal of provisions - AMR penalties	—	—	114
Reversal of impairment on the carry back receivable	—	333	—
Total other operating income	2,905	2,720	294
Disposals of assets	—	—	(9)
Provision for risk on payroll taxes	(90)	(51)	—
Accrued expenses to be paid to the tax authorities - CIR 2013 to 2015	—	(1,584)	(0)
Late payment interest on CIR 2013-2015	—	—	(123)
Impairment of tax loss carry back	(333)	—	—
Waiver of CIR 2017 claim	—	(640)	—
CIR provision	(1,804)	(137)	—
Transaction costs	(2,881)	(952)	(121)
Total other operating expenses	(5,108)	(3,364)	(254)
Other operating income (expenses)	(2,202)	(644)	40

During 2022, other operating income and expenses decreased respectively by €2.4 million and €3.1 million compared to 2021.

During 2021, other operating income were mainly composed of:

(i)

The progress of discussions with the French tax authorities concerning the tax credit for the years 2013 to 2015 (see Note 12 - Provisions). As a result, a reversal of the provision for tax risks on the CIR for the years 2013 to 2015, for €1.5 million, was recorded against an accrued expense of €1.6 million;

(ii)

The progress of exchanges with the French tax authorities concerning the CIR for the year 2017 (see Note 12 - Provisions). As a result, a reversal of a provision for tax risk on the CIR for fiscal year 2017, in the amount of €0.9 million, and a waiver of a receivable for €0.6 million have been recorded;

(iii)

The full allowance of the carry back receivable recorded at December 31, 2020 for €0.3 million has been reversed in full and a tax charge is also recognized for the same amount. Consequently, the net impact on the consolidated income statement is zero; and

(iv)

Insurance costs relating to the Public Offering of Securities Insurance taken out in connection with the Company’s initial public offering on the Nasdaq Global Market in July 2020 for an amount of €0.8 million over fiscal year 2021.

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

The other operating expenses were mainly composed of:

(i)	additional provisions with regard to tax risk on CIR (see Note 12 - Provisions):
-	an additional provision in the amount of €0.7 million related to the reassessment of the risk on the CIR for 2017 corresponding to the amount contested by the tax authorities at the date of these financial statements, i.e. €0.9 million;
-	an additional provision in the amount of €1.1 million related to the reassessment of the risk on the CIR for the periods from 2013 to 2015 from €0.4 million to €1.5 million.
(ii)	transaction costs relating to the Nasdaq Global Market IPO, which cannot be deducted from the premiums related to share capital, for €2.8 million (refer to Note 1.3 - Significant events of 2019 and 2020 and Note 10.1 - Share capital); and
(iii)	Full depreciation of tax loss carry back receivable following the reception, on December 15, 2020, of a tax audit adjustment proposal rejecting 2017 deficits carry-back receivable booked by the Company (refer to Note 6 - Other Non-Current Assets and Note 12 - Provisions).

Note 19. Financial Income and Expenses

	Year ended
	December 31,
(in thousands of euros)	2020	2021	2022
Income from cash and cash equivalents	226	57	390
Foreign exchange gains	40	5,421	4,532
Fair value variation gains / losses	1,791	—	—
Total financial income	2,057	5,478	4,923
Interest cost	(66)	(138)	(584)
Foreign exchange losses	(5,884)	(1,842)	(1,068)
Allocation to financial provisions	—	—	—
Losses on change in fair value	—	(651)	(407)
Other financial expenses	(8)	(5)	(47)
Total financial expenses	(5,959)	(2,635)	(2,107)
Net financial income (loss)	(3,902)	2,842	2,816

For the year ended December 31, 2022, financial income is mainly composed of foreign exchange gains related to bank accounts denominated in U.S and the appreciation of dollar against euro during the period. Foreign exchange gains include €2.4 million related to short term deposit unwinding in the first quarter for €8 million, in the third quarter for €15 million and €8 million on the fourth quarter. Financial expenses mainly include foreign exchange losses, and also interest related to the PGE loans, the PPR loans and the EIB agreement, change in fair value of the EIB warrants, and financial interest on lease liabilities.

For the year ended December 31, 2021, financial income mainly came from foreign exchange gains related to bank accounts denominated in U.S.

Financial expenses mainly included foreign exchange losses related to the foreign currency short-term deposits and the change in fair value resulting from the settlement of three foreign currency forward sales contracts.

For the year ended December 31, 2020, financial income mainly related to the change in the fair value of foreign currency forwards.

Foreign exchange losses were mainly due to bank accounts denominated in U.S. dollars for an amount of €2.7 million and short-term deposit accounts in U.S. dollars for an amount of €2.8 million, and were explained by the depreciation of the dollar against the euro since the IPO on the Nasdaq Global Market.

Note 20. Income Tax

The income tax rate applicable to the Company is the French corporate income tax rate, i.e. 25%, 26.5% and 28% for the years ending December 31, 2022, 2021 and 2020, respectively.

	Year ended
	December 31,
(in thousands of euros)	2020	2021	2022
Loss before tax	(33,619)	(49,271)	(54,294)
Theoretical tax rate	28%	26.5%	25%
Tax benefit at theoretical rate	9,413	13,057	13,574
Tax credits	2,143	1,078	1,432
Permanent differences	1,641	85	(305)
Other differences	(471)	(582)	(428)
Tax rate differences	—	(80)	55
Non recognition of deferred tax assets related to tax losses and temporary differences	(12,726)	(13,921)	(14,309)
Actual income tax benefit	—	(364)	20
of which
Current taxes	—	(364)	(34)
Deferred taxes	—	—	54
Effective tax rate	—	0.74%	0.06%

Tax credits mainly include the CIR, non-taxable income, classified in other operating income (see Note16 - Revenues and other income).

Inventiva S.A. faced a tax loss in the years ended December 31, 2022, 2021 and 2020. As the recoverability of these tax losses is not considered probable in subsequent periods due to the uncertainties inherent in the Company’s business, no deferred tax assets were recognized in the consolidated financial statements as of December 31, 2022, December 31, 2021 nor as of December 31, 2020. Current taxes and deferred tax liabilities recognized as of December 31, 2022 are related to Inventiva Inc.

Note 21. Commitments

21.1 Commitments related to operational activities

Commitments given - Contracts CRO and CMO with third parties

●	Contract CMO with Fisher Clinical Services

In March 2021, the Company entered into an agreement with Fisher Clinical Services to perform product packaging and distribution services for large-scale clinical studies, including Phase III studies in 25 countries around the world ( including 300 clinical centers).

The Company undertakes to pay for the services rendered by the CMO over the 7 years following the date of the agreement for a total amount of €11.4 million. This decrease in the total contract amount is mainly explained by the changes to the clinical development of lanifibranor from the fourth quarter 2022 (see note 25 - Events After the Reporting Date).

As of December 31, 2022, the amount remaining to be paid is €9.6 million.

●	Contract CRO with Pharmaceutical Research Associates B.V.

In April 2021, as part of the conduct of the Phase III clinical trial in NASH, the Company entered into an agreement, with retroactive effect to January 2021, with Pharmaceutical Research Associates Groupe B.V (“PRA”), acting as a CRO. The contract aims to support the regulatory approval of the product in adult patients in Europe and in the United States. Following the amendments of February 1, 2022 and April 12, 2022, mainly related to the NATiV3 trial, the amount of the commitment to PRA amounts to 223.8 million euros, with a bonus or malus capped at 3.4 million euros.

The Company has signed a CRO agreement with PRA for the conduct of the LEGEND Phase IIa clinical trial, effective January 14, 2022. Under the terms of the contract, PRA will conduct a clinical trial to evaluate the benefit for patients of the combination of lanifibranor with empagliflozin, an SGLT2 inhibitor, in patients with T2D and non-cirrhotic NASH. The commitment to PRA under this agreement amounts to an aggregate €7.9 million.

The Company undertakes to pay the services rendered (directly and indirectly) by the CRO over the next 7 years for a total budget of €231.6 million. As of December 31, 2022, the amount remaining to be paid under the contract is €198.1 million.

●	Contract CRO signed with United BioSource LLC

In September 2021, the Company has entered into an agreement in connection with the NATiV3 clinical trial, with retroactive effect in April 2021, with United BioSource LLC (UBC), acting as a CRO. The contract aims to outsource the management of pharmacovigilance operations for the NATiV3 clinical trial. The Company undertakes to pay the services rendered by the CRO over the period from the effective date to December 2028, for a total amount of €2.9 million.

As of December 31, 2022, the amount remaining to be paid is €2.5 million.

●	Contract CRO signed with Synexus Clinical Research GmbH (“AES”)

In October 2021, the Company entered into an agreement with AES, acting as a CRO, in connection with the NATiV3 clinical trial. The purpose of the contract is to outsource the management a part of pharmacovigilance operations for the NATiV3 clinical trial. The Company is to pay the services rendered by the CRO over the period from the effective date of the contract to December 2028, for a total amount of €7.1 million.

As of December 31, 2022, the amount remaining to be paid is €5.5 million.

●	Contract CRO signed with Syneos Health Clinical Research Services, LLC

In March 2021, the Company entered into an agreement with Syneos Health Clinical Research Services LLC, acting as a CRO, in connection with the NATiV3 clinical trial. The purpose of the contract is to assess certain pharmacokinetic parameters of lanifibranor. The Company is committed to pay the services rendered by the CRO over the period from the effective date of the contract until the end of the trial, which is expected to be in the beginning of the second half of 2023, for a total amount of $7.4 million.

As of December 31, 2022, the total amount remaining to be paid under the contract is $3.1 million.

●	Contract CRO signed with Clinical Research Services Kiel GmbH

Effective on March 23, 2022, as part of the conduct of a Phase I trial, the Company entered into an agreement with Clinical Research Services Kiel GmbH. The purpose of the contract is to assess the effect of renal impairment on the pharmacokinetics of lanifibranor, its active metabolites as well as the tolerability of lanifibranor. The Company is committed to pay the services rendered by the CRO over the period from the effective date of the contract to the last quarter of 2023, for a total amount of €2.3 million.

As of December 31, 2022, the amount remaining to be paid is €2.0 million.

●	Other CMO and CRO contracts

As of December 31, 2022, the total amount still to be paid under the other CMO and CRO contracts is €6.2 million.

Commitments given – Service Agreement

●	Service agreement with Summit Clinical Services LLC (“Summit”)

On February 1, 2022, the Company entered into an agreement with Summit to select clinical sites and negotiate contracts in connection with the NATiV3 trial. The company is to pay a total amount of $4.4 million (€4.1 million based on the exchange rate of €1.00 = $1.067 as of December 31, 2022).

As of December 31, 2022, the total amount remaining to be paid under this contract is $3.8 million (€3.6 million based on the exchange rate of €1.00 = $1.067 as of December 31, 2022).

Commitments received - Agreements concerning the provision of facilities

-	Agreement with Novolyze

On October 13, 2015, the Company signed a contract to make its premises and facilities available to Novolyze for a 36-month period beginning October 19, 2015. Pursuant to a tacit renewal on October 19, 2021, the monthly rent was stated at €6.2 thousand as from November 1, 2021, with an annual rate of increase of 2%. This contract was the subject of an amendment No. 3 raising the monthly rent to €8.0 thousands as of April 1, 2022, with an annual increase of 2% on each October 19.

As of December 31, 2022, the total commitment received amounted to €103.5 thousand and commitments relating to future payments amounted to €199.1 thousand.

-	Agreement with Synthecob

On March 21, 2016, the Company signed a contract to make its research equipment and services available to the company Synthecob for a two-year period beginning April 1, 2016. Pursuant to an amendment signed on January 1, 2017, the monthly rent was increased to €2.4 thousand until March 30, 2018, and then to €2.5 thousand. This contract was renewed on April 1, 2022, increasing the monthly rent from €2.7 thousand to €2.9 thousand, with an annual increase rate of 1%.

Therefore, as of December 31, 2022, the total commitment received amounted to €58.6 thousand and commitments relating to future payments amounted to €69.6 thousand.

Note 22. Related-Party Transactions

No significant new transactions occurred within the Company’s related parties for the 2022 period.

The table below sets out the compensation awarded to the members of the executive team (including the executive and corporate officers) that was recognized in expenses for the years ended December 31, 2020, 2021 and 2022.

	Year ended
	December 31,
(in thousands of euros)	2020	2021	2022
Short-term benefits	1,669	1,517	1,897
Post-employment benefits	77	92	(14)
Other long-term benefits	—	—	—
End-of-contract indemnities	—	—	—
Share-based payment	259	907	1,077
Net total	2,005	2,516	2,960

Note 23. Basic and Diluted Loss Per Share

Basic earnings (loss) per share are calculated by dividing net income (loss) attributable to owners of the Company by the weighted average number of ordinary shares outstanding during the period.

	Year ended
	December 31,
(in thousands of euros)	2020	2021	2022
Net loss for the period	(33,619)	(49,635)	(54,274)
Weighted average number of outstanding shares used for computing basic/diluted loss per share	33,874,751	39,168,152	41,449,732
Basic/diluted loss per share (in €)	(0.99)	(1.27)	(1.31)

As the Company recorded a loss in 2020, 2021 and 2022, diluted earnings (loss) per share are identical to basic earnings (loss) per share. Share-based payment plans (BSAs, BSPCEs and AGAs) are not included as their effects would be anti-dilutive.

Note 24. Financial Risk Management

Through its business activities, the Company is exposed to various types of financial risk: foreign exchange risk, credit risk and liquidity risk.

Foreign exchange risk

On July 15, 2020, the Company closed its initial public offering on the Nasdaq Global Market for aggregate gross proceeds of $ 107.7 million and, in 2021, raised funds pursuant to its “At-The-Market” program for aggregate gross proceeds of approximately $ 31.9 million (see Note 1.2 - Significant events of 2022 and Note 1.3 - Significant events of 2021 and 2020). The nature of the company exposure to the foreign exchange risk has changed due to the fact that a significant part of its liquidity is denominated in US dollars.

The Company decided not to immediately convert the entire cash proceeds obtained through the capital increase into euros, because some of that cash will be used to cover expenses denominated in USD over the coming years. Nevertheless, the Company incurs the majority of its expenses in euros and some of its USD cash resources may therefore have to be converted into euros in order to meet its business needs, thereby exposing the Company to foreign exchange risk.

Prior to May 14, 2021, three foreign currency forward contracts were in place for a total amount of $ 60 million to protect the value of the Company’s dollar-denominated investments against exchange rate fluctuations between the euro and the dollar. As these contracts have expired, the Company’s financial position could be further affected by adverse fluctuations in the exchange rate between the euro and the dollar, which are difficult to predict.

However, the Company has taken the appropriate steps to ensure that hedging instruments can be put in place at any time to protect its activities against exchange rate fluctuations, whenever it deems necessary and in accordance with its investment policy.

The table below shows, at December 31, 2022, the sensitivity analysis of the Company’s assets denominated in USD under the reasonable assumption of a variation of 5% based on the exchange rate at the closing date, to which the Company is exposed:

		Impact of a 5%
	Fair Value as of	change in
(in thousands of euros)	December 31, 2022	fair value
Cash and cash equivalents dominated in US Dollar	33,310	(1,586)

Credit risk

Credit risk arises from cash and cash equivalents and deposits with banks and financial institutions, as well as from client exposures.

The Company’s exposure to credit risk chiefly stems from to trade receivables. The Company has put in place a system to monitor its receivables and their payment and clearance.

Generally, the Company is not exposed to a concentration of credit risk given the outstanding trade receivables balance at each reporting date.

Liquidity risk

Liquidity risk management aims to ensure that the Company has access to sufficient liquidity and financial resources to be able to meet present and future obligations.

The Company prepares short-term cash forecasts and annual operating cash flow forecasts as part of its budget procedures.

Prudent liquidity risk management involves maintaining sufficient liquidity, having access to financial resources through appropriate credit facilities and being able to unwind market positions.

The Company’s operations have consumed substantial amounts of cash since its inception. Developing pharmaceutical product candidates, including conducting clinical trials, is expensive, lengthy and risky, and the Company expects its research and development expenses to increase substantially in connection with its ongoing activities. Accordingly, the Company will continue to require substantial additional capital to continue its clinical development activities and potentially engage in commercialization activities.

At the date of these consolidated financial statements, the Company estimates, given its current cost structure and its projected expenditure commitments, to be able to finance its activities until the end of the fourth quarter of 2023 (See Note 3.26 - Going concern for more details).

Interest Rate Risk

The Company has a very low exposure to interest rate risk. Such exposure primarily involves the money market funds and time deposit accounts. The outstanding bank loans bear interest at a fixed rate, and therefore the Company is not subject to interest rate risk with respect to these loans. Changes in interest rates have a direct impact on the rate of return on these investments and the cash flows generated. The repayment flows of the conditional advances from BPI France are not subject to interest rate risk.

Fair Value Measurement - Derivatives Risk

The Company is exposed to the fluctuations of the changes in the fair value of the EIB warrants (derivatives), as the changes on the performance of the underlying can have a significant impact on the Statement of Income (Loss) statement.

Inflation Risk

Inflation will have a general impact on its business in line with overall price increases, increases in the cost of borrowing, and operating in an inflationary economy. A 5-10% price increase in 2022 during negotiations with the vendors, and such higher costs cannot be offset through price increases, as the Company does not have any approved products. It is not possible to predict the timing, strength, or duration of any inflationary period or economic slowdown or its ultimate impact on the Company. If the conditions in the general economy significantly deviate from present levels and continue to deteriorate, it could have a material adverse effect on the business, financial condition, results of operations and growth prospects of the Company.

Note 25. Events After the Reporting Date

Changes in the clinical development of lanifibranor

On January 4, 2023, the Company announced changes to the clinical development of lanifibranor, including plans for a new Phase III trial in patients with NASH and compensated cirrhosis. Proposed changes are expected to be beneficial to the lanifibranor clinical program by reducing the number of biopsies and the trial duration, eventually offering all patients in the trial access to treatment and potentially expanding the addressable patient population beyond patients with F2 and F3 fibrosis to patients with NASH and compensated cirrhosis.

Service contract with Avant Santé

On February 21, 2023, the Company entered into a study service agreement with Avant Santé, a Mexican CRO, in connection with the NATiV3 clinical trial. Pursuant to the terms of the agreement, the CRO is to randomize 120 subjects on 10 sites in Mexico by December 31, 2023. The Company estimates that it will pay Avant Santé a total amount up to €14.7 million over the entire period from February 22, 2023, the effective date of the contract, until the second half of 2027.