Form 20-F
period 2023-12-31
Inventiva S.A.
filed 2024-04-03
CIK 1756594

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 001-39374

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

Ordinary shares: 52,115,807 shares outstanding as of December 31, 2023

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

Our audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, Accounting Standards as issued by the International Accounting Standards Board, or IASB. Our consolidated financial statements included in this annual report are presented in euros and, unless otherwise specified, all monetary amounts are in euros. All references in this annual report to “$,” “US$,” “U.S.$,” “U.S. dollars,” “dollars” and “USD” mean U.S. dollars and all references to “€” and “euros,” mean euros, unless otherwise noted. Throughout this annual report, references to ADSs mean ADSs or ordinary shares represented by such ADSs, as the case may be.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F, or annual report, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on our management’s beliefs and assumptions and on information currently available to our management. All statements other than present and historical facts and conditions contained in this annual report, including statements regarding our future results of operations and financial positions, business strategy, plans and our objectives for future operations, are forward-looking statements. When used in this annual report, the words “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “expect,” “goal,” “intend,” “is designed to,” “may,” “might,” “plan,” “will,” “would,” “potential,” “predict,” “objective,” “should,” “target,” or the negative of these and similar expressions identify forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

●	our plans to develop and commercialize our product candidates;
●	the timing, design, duration, recruitment costs, screening and enrollment of our planned and ongoing clinical trials;
●	clinical trial data releases and publications, the information, insights and impacts that may be gathered from our planned and ongoing clinical trials;
●	the timing of any planned investigational new drug, or IND, application or new drug application, or NDA;
●	our plans to research, develop and commercialize our current and future product candidates;
●	expectations with respect to the benefits of our existing and future partnerships, including our partnerships with Chia Tai Tianqing Pharmaceutical Group, Co., LTD., or CTTQ, and with Hepalys Pharma, Inc., or Hepalys, on the clinical development, commercialization and regulatory approvals of our product candidates, including potential acceleration of the commercialization of lanifibranor in Mainland China, Hong Kong Special Administrative Region, Macau Special Administrative Region, Taiwan, Japan and South Korea, if approved;
●	our ability to successfully cooperate with existing partners or enter into new partnerships, and to fulfill our obligations under any such partnership agreements;
●	the potential for further development of odiparcil;
●	our ability to potentially enter into a partnership with a third party for the development and commercialization of odiparcil;
●	the clinical utility, potential benefits and market acceptance of our product candidates;
●	our commercialization, marketing and manufacturing capabilities and strategy;
●	our ability to identify additional products or product candidates with significant commercial potential;
●	our expectations related to the sufficiency of our capital resources and our ability to continue as a going concern, including our expectations with respect to raising additional funds, executing any potential transactions and achievement of milestones and operating targets;
●	the expected use of proceeds from any financing transactions, including capital increases, royalty certificates and debt financing, and our ability to fulfill our obligations under any such agreements, including our ability to repay debt in a timely manner, or at all;
●	developments and projections relating to our competitors and our industry;
●	the impact of government laws and regulations;

●	the effects of epidemics or pandemics on our business and, operations and clinical development timelines and plans;
●	our intellectual property position;
●	our estimates regarding future revenue, expenses, capital requirements and need for additional financing;
●	unfavorable conditions in our industry, the global economy or global supply chain, including financial and credit market fluctuations, international trade relations, political turmoil, natural catastrophes, warfare (such as the conflict involving Russia and Ukraine, the state of war between Israel and Hamas and the related risk of a larger conflict), and terrorist attacks; and
●	other risks and uncertainties, including those listed in this annual report under the caption “Risk Factors.”

You should refer to the section of this annual report titled “Item 3.D Risk Factors” for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this annual report will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

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

Summary Risk Factors

●	We require substantial additional funding, which may not be available to us on acceptable terms, or at all, and failure to obtain this necessary capital when needed may force us to curtail, delay or discontinue our product candidate development efforts or other operations. These factors raise substantial doubt regarding our ability to continue as a going concern.
●	We are a clinical-stage company with no approved products and no historical product revenues, which makes it difficult to assess our future prospects and financial results.
●	We have incurred significant losses since our inception and anticipate that we will continue to incur significant losses for the foreseeable future.
●	We are heavily dependent on the success of our product candidate lanifibranor. We cannot give any assurance that any product candidate, or any other compounds in development, will successfully complete clinical trials, receive regulatory approval or be commercialized.
●	The regulatory approval processes of the U.S. Food and Drug Administration, or FDA, the European Medicines Agency, or EMA, the Chinese National Medical Products Administration, or NMPA, and other comparable regulatory authorities are lengthy, time consuming and inherently unpredictable, and if we are ultimately unable to obtain regulatory approval for our product candidates, our business will be substantially harmed.
●	Clinical development is a lengthy and expensive process with an uncertain outcome, and results of earlier studies and trials as well as data from any interim analysis of ongoing clinical trials may not be predictive of future trial results. Clinical failure can occur at any stage of clinical development.

●	We may not realize the benefits expected through the partnerships with CTTQ and Hepalys, and those partnerships could have adverse effects on our business.
●	We currently have no marketing and sales organization. To the extent any of our product candidates for which we maintain commercial rights is approved for marketing, if we are unable to establish marketing and sales capabilities or enter into agreements with third parties to market and sell our product candidates, we may not be able to effectively market and sell any product candidates or generate product revenues.
●	We face significant competition for our drug discovery and development efforts, and if we do not compete effectively, our commercial opportunities will be reduced or eliminated.
●	We may encounter substantial delays in our clinical trials or we may fail to demonstrate safety and efficacy to the satisfaction of applicable regulatory authorities.
●	We rely completely on third parties to manufacture our pre-clinical and clinical drug supplies and we intend to rely on third parties to produce commercial supplies of any approved product candidate. Manufacturers are subject to significant regulation with respect to manufacturing our products. The manufacturing facilities on which we rely may not continue to meet regulatory requirements and may have limited capacity.
●	Voting control with respect to our company is concentrated in the hands of Frédéric Cren, our Chief Executive Officer, Pierre Broqua, our Deputy Chief Executive Officer and Chief Scientific Officer, and our significant shareholders and affiliates, who will continue to be able to exercise significant influence on us.
●	The rights of shareholders in companies subject to French corporate law differ in material respects from the rights of shareholders of corporations incorporated in the United States.

PART I

Item 1.  Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.  Offer Statistics and Expected Timetable

Not applicable.

Item 3.  Key Information

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

Risks related to our Financial Position and Need for Additional Capital

We require substantial additional funding, which may not be available to us on acceptable terms, or at all, and failure to obtain this necessary capital when needed may force us to curtail, delay or discontinue our product candidate development efforts or other operations. These factors raise substantial doubt regarding our ability to continue as a going concern.

As of December 31, 2023, we had €26.9 million of available cash and cash equivalents, consisting of cash and short-term deposit accounts that are liquid and easily convertible within 3 months without penalty or risk of change in value. We also had €0.01 million of short-term deposits we consider liquid and easily available, and a €9.0 million long-term, two-year deposit forward contract entered into during the first quarter of 2023, included in “other non-current assets”, but accessible prior to the expiration of the term upon 31 days written notice. On January 18, 2024, we also drew down the second tranche of €25.0 million under the finance contract, or Finance Contract, with the European Investment Bank, or EIB.

The amount and timing of our future funding requirements will depend on many factors, including but not limited to:

●	the progress, costs, results of and timing of our ongoing and planned clinical trials;
●	our ability to reach milestones under our existing partnership arrangements, including our partnerships with CTTQ and Hepalys, or enter into additional partnership agreements that would generate milestone payments, licensing fees or other sources of income;
●	the willingness of the FDA, EMA, NMPA and other comparable regulatory authorities to accept the clinical trials and pre-clinical studies and other work from us or our partners as the basis for review and approval of product candidates;
●	the outcome, costs and timing of seeking and obtaining regulatory approvals from the FDA, EMA and other comparable regulatory authorities;
●	the need for additional or expanded pre-clinical studies and clinical trials beyond those that we envision conducting with respect to our current and future product candidates;
●	the success of our current partners, including CTTQ and Hepalys, and any future partners, and the economic and other terms of any licensing, cooperation or other similar arrangements into which we may enter;
●	the number of product candidates and indications that we pursue;
●	the timing and costs associated with manufacturing our product candidates for clinical trials and pre-clinical studies and, if approved, for commercial sale;
●	the timing and costs associated with establishing sales and marketing capabilities;
●	market acceptance of any approved product candidates;
●	the costs of acquiring, licensing or investing in additional businesses, products, product candidates and technologies;
●	the cost to maintain, expand and defend the scope of our intellectual property portfolio, including the amount and timing of any payments we may be required to make, or that we may receive, in connection with licensing, filing, prosecution, defense and enforcement of any patents or other intellectual property rights;
●	our need and ability to hire additional management, development and scientific personnel; and
●	our need to implement additional internal systems and infrastructure, including financial and reporting systems.

As of the date hereof, we estimate, given our current cost structure and our projected expenditure commitments, that we should have sufficient funds to finance our activities until the beginning of the third quarter of 2024. Accordingly, our current cash and cash equivalents and short and long-term deposits are not sufficient to cover our operating needs for at least the next 12 months. In order to cover our needs for the next 12 months, taking into account our current business plan, we estimate needing approximately an additional €100 million during this period. To fund our activities until the publication of topline results from our NATiV3 trial, which is targeted for the first half of 2026, we estimate we would need approximately an additional €175 million (assuming we receive approximately €25 million in potential milestone or other payments during the period) to €200 million (assuming no potential milestone payments) (each estimate inclusive of the above referenced €100 million). These events and conditions indicate that a material uncertainty exists that may cast significant doubt on our ability to continue as a going concern and, therefore, we may be unable to realize our assets and discharge our liabilities in the normal course of business.

These estimates are based on our current business plan and exclude (i) other expenses related to the potential development of odiparcil or resulting from any potential in-licensing or acquisition of additional product candidates or technologies, or any associated development we may pursue, (ii) any potential milestone payments (other than those referenced above) that may be received or paid by us or potential financing. We may have based these estimates on incorrect assumptions and may have to use our resources sooner than expected. These estimates may be shortened in the event of an increase, beyond our expectations, in expenditure relating to the development programs, or if our development programs progress more quickly than expected.

In order to finance our activities, we need to raise additional funds, and we are actively reviewing potential financing (including debt, equity and equity-linked or other instruments) and strategic options and are discussing with potential counterparties and our financial advisors.

In particular, we may seek to raise additional funds to achieve our development goals for our research and development programs through:

●	potential sales of ADSs under our existing At-The-Market program, having an aggregate offering price of $58.0 million from time to time, which has a term until August 2, 2024;
●	other potential public or private securities offerings; and
●	potential strategic transactions such as business development partnerships and/or royalty deals.

Global macroeconomic conditions or disruptions and volatility in the U.S. and global financial markets linked in particular to geopolitical events that continue to impact the markets (including Russia’s invasion of Ukraine or the state of war between Israel and Hamas, including with respect to some clinical trial sites in Israel for the NATiV3 trial, and the related risk of a larger conflict) could affect our ability to obtain new financing.

The implementation and terms of any new financing will depend on factors, particularly economic and market factors, over which we have no control. Future financing could take the form of financial debt, which would affect our financial structure, a capital increase, which would result in shareholder dilution, other securities offerings or strategic transactions, such as a partnership or other arrangement.

In addition, we cannot guarantee that we will be able to obtain the necessary financing or execute any transaction, through any of the foregoing measures or otherwise, to meet our needs or to obtain funds at acceptable terms and conditions, on a timely basis, or at all especially taking into account the generally challenging environment for financing of biotech companies. If we are unable to obtain funding on a timely basis, we may be required to significantly curtail, delay or discontinue one or more of our research or development programs or the commercialization of any approved product or be unable to expand our operations or otherwise capitalize on our business opportunities, as desired, which could impair our prospects or our business operations. The perception that we may be unable to continue as a going concern may impede our ability to pursue any potential financing or strategic opportunities or to operate our business. Ultimately, if we are unable to continue as a going concern, we may have to liquidate our assets and may receive less than the value at which those assets are carried on our financial statements, and it is likely that investors will lose all or part of their investment. Any additional fundraising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to develop and, if approved, commercialize our product candidates.

We are a clinical-stage company with no approved products and no historical product revenues, which makes it difficult to assess our future prospects and financial results.

We are a clinical-stage biotechnology company and we have not yet generated any revenue from product sales. Pharmaceutical product development is a highly speculative undertaking and involves a substantial degree of uncertainty. Our operations to date have been limited to developing our technology and undertaking clinical trials of our product candidates lanifibranor and odiparcil, and pre-clinical and clinical studies of other compounds in development. Lanifibranor is in clinical development and has not been approved for sale, and we may never have any product approved for commercialization. We decided to focus our clinical efforts on the development of lanifibranor and suspend our clinical efforts relating to odiparcil, and we are reviewing available options to optimize potential further development of odiparcil for the treatment of MPS VI and may seek a third-party partner to help pursue any potential development and commercialization of odiparcil. We have not yet demonstrated an ability to overcome many of the risks and uncertainties frequently encountered by companies in new and rapidly evolving fields, particularly in the pharmaceutical area. Consequently, the ability to predict our future operating results or business prospects is more limited than if we had a longer operating history or approved products on the market.

Our ability to generate revenue from product sales and achieve and maintain profitability depends on our ability, alone or with any current or future partners, to successfully complete the development of, and obtain the regulatory approvals necessary to commercialize, lanifibranor, odiparcil and any additional product candidates that we may pursue in the future. Currently, lanifibranor is our only product candidate in clinical development. Our prospects, including our ability to finance our operations and generate revenue from product sales, therefore will depend substantially on the development and commercialization of lanifibranor, as other programs in our pre-clinical portfolio are still in earlier stages of development. Since our inception in 2011, the majority of our revenue has been derived from our reliance on research partnerships related to lanifibranor, and we do not anticipate generating revenue from product sales for the next several years, if ever. Our ability to generate revenue from product sales depends heavily on our or any current or future partners’ success in:

●	timely and successful completion of clinical development of lanifibranor, our current clinical-stage product candidate, or any future product candidates;
●	obtaining and maintaining regulatory and marketing approvals for lanifibranor and any future product candidates for which we or our partners successfully complete clinical trials;
●	launching and commercializing any product candidates for which we or our partners obtain regulatory and marketing approval by establishing a sales force, marketing and distribution infrastructure or, alternatively, cooperating with a commercialization partner;
●	obtaining coverage and adequate reimbursement from government and third-party payors for our current or any future product candidates, if approved, both in the United States and internationally, and reaching acceptable agreements with foreign government and third-party payors on pricing terms;
●	developing, validating and maintaining a commercially viable, sustainable, scalable, reproducible and transferable manufacturing process for lanifibranor or any future product candidates that are compliant with current good manufacturing practices, or cGMP;
●	establishing and maintaining supply and manufacturing relationships with third parties that can provide an adequate amount and quality of drugs and services to support our planned clinical development, as well as the market demand for lanifibranor and any future product candidates, if approved;
●	obtaining market acceptance, if approved, of lanifibranor or any future product candidates as a viable treatment option by physicians, patients, third-party payors and others in the medical community;
●	effectively addressing any competing technological and market developments;
●	implementing additional internal systems and infrastructure, as needed;

●	negotiating favorable terms in any partnership, licensing or other arrangements into which we may enter, and performing our obligations pursuant to such arrangements;
●	maintaining, protecting and expanding our portfolio of intellectual property rights, including patents, trade secrets and know-how;
●	avoiding and defending against third-party interference or infringement claims; and
●	attracting, hiring and retaining qualified personnel.

We have incurred significant losses since our inception and anticipate that we will continue to incur significant losses for the foreseeable future. We have never generated any revenue from product sales and may never achieve or maintain profitability.

We have incurred significant operating losses since our inception in 2011. We incurred net losses of €110.4 million, €54.3 million and €49.6 million for the years ended December 31, 2023, 2022 and 2021, respectively. We expect to continue to incur significant expenses and increasing operating losses for the foreseeable future. We have devoted substantially all of our efforts to the acquisition and pre-clinical and clinical development of our product candidates, as well as to building our intellectual property portfolio, research programs, management team and infrastructure. It could be several years, if ever, before we or our partners have a commercialized product and our commercialized products, if any, may not be profitable. The net losses we incur may fluctuate significantly from quarter to quarter and year to year. We anticipate that our expenses will increase significantly in connection with our ongoing activities as we:

●	continue the ongoing and planned clinical development of lanifibranor;
●	initiate pre-clinical studies and clinical trials with respect to our other development programs;
●	develop, maintain, expand and protect our intellectual property portfolio;
●	manufacture, or have manufactured, clinical and commercial supplies of our product candidates;
●	seek marketing approvals for our current and future product candidates that successfully complete clinical trials;
●	establish a sales, marketing and distribution infrastructure to commercialize any product candidate for which we may obtain marketing approval;
●	hire additional administrative, clinical, regulatory and scientific personnel; and
●	continue to incur costs associated with operating as a public company in the United States.

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

We may seek to raise additional funding through a combination of equity or equity-linked or other securities offerings, debt financings, partnerships and/or licensing arrangements or other strategic transactions. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect the rights of our shareholders. For example, at the general shareholder meeting of January 25, 2023, our shareholders delegated the authority to our Board of Directors to increase our share capital by issuance of ordinary shares or securities giving access to our share capital. On August 30, 2023, our Board of Directors decided to proceed with (i) a capital increase by issuing and selling an aggregate of 9,618,638 new ordinary shares in a transaction exempt from registration under the U.S. Securities Act of 1933, as amended, or the Securities Act, and (ii) the issuance of royalty certificates, or Royalty Certificates, in a transaction exempt from registration under the Securities Act. The Royalty Certificates provide the holders thereof with the right to an annual payment of royalties equal to 2% of the future net sales, if any, of lanifibranor in (i) the United States, (ii) the countries of the European Union or (iii) the United Kingdom, whichever occurs first, if at all. The payment obligations under the Royalty Certificates may reduce the revenue we are able to derive from potential future net sales of lanifibranor, if any, which could adversely affect the value of our company and the prices that investors are willing to pay for our ADSs, and could adversely affect our business, financial condition and results of operations.

The incurrence of additional indebtedness and/or the issuance of certain equity securities could result in increased fixed payment obligations and could also result in certain additional restrictive covenants, such as limitations on our ability to incur additional debt and/or issue additional equity, limitations on our ability to acquire or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. For example, on November 28, 2022 and on January 4, 2024, we issued 2,266,023 and 3,144,654 warrants, respectively, to the EIB, as a condition to access to the first tranche and second tranche of €25 million each under the finance contract with the EIB. As of the date hereof, if all the warrants issued to the EIB in connection with the first tranche and the second tranche were exercised, the EIB would hold 6,022,504 of our ordinary shares, equal to approximately 10.3% of our outstanding current share capital. The warrants include provisions that increase the number of shares issuable upon exercise of the warrants in the event we issue additional equity securities under certain circumstances. In addition, issuance of additional equity securities, or the possibility of such issuance, may cause the market price of our ordinary shares or ADSs to decline. In the event that we enter into partnerships and/or licensing arrangements in order to raise capital, we may be required to accept unfavorable terms, including relinquishing or licensing to a third party on unfavorable terms our rights to technologies or product candidates that we otherwise would seek to develop or commercialize ourselves or potentially reserve for future potential arrangements when we might be able to achieve more favorable terms. Additional funding may not be available to us on acceptable terms, or at all. If we are unable to obtain funding on a timely basis, we may be required to significantly curtail one or more of programs or cease operations altogether.

In addition, we have issued, and may in the future issue, additional equity securities as consideration for business development transactions, which may also dilute our existing shareholders’ or holders of our ADSs ownership interests. In August 2021, we filed a shelf registration statement on Form F-3, or the Shelf Registration Statement, pursuant to which we may offer and sell ordinary shares, ADSs representing ordinary shares and warrants to purchase ordinary shares or ADSs for aggregate gross sale proceeds of up to $300.0 million and established an “At-The-Market” program, or the 2021 ATM Program, that allowed us to offer and sell our ADSs having an aggregate offering price of up to $100.0 million from time to time pursuant to a sales agreement with Jefferies LLC, subject to the terms and conditions described in that sales agreement and SEC rules and regulations. Through the 2021 ATM Program, we raised $30 million in gross proceeds in September 2021, $1.9 million in October 2021, and €9.4 million in June 2022. In September 2023, we terminated the 2021 ATM Program and the sales agreement with Jefferies LLC, and established a new “At-The-Market” program, or the 2023 ATM Program, and entered into a new sales agreement with Cowen and Company, LLC, pursuant to which we may offer and sell our ADSs having an aggregate offering price of up to an aggregate of $58.0 million from time to time, subject to the terms and conditions described in that sales agreement and SEC rules and regulations. If we make further sales under our 2023 ATM Program, the Shelf Registration Statement or otherwise, the sales could dilute our shareholders, reduce the price of our ordinary shares or ADSs or impede our ability to raise future capital.

In addition, the French Commercial Code imposes certain limitations on our ability to price certain offerings of our share capital without preferential subscription rights (sans droit préférentiel de souscription), which limitation may prevent us from successfully completing any such offering. At our general meeting of shareholders on January 25, 2023, our shareholders approved our proposal to authorize us to increase our share capital by issuance of ordinary shares or securities convertible into ordinary shares without preemptive subscription rights for the existing shareholders, subject to certain restrictions and limitations. These authorizations are due to expire in March 2025 for the third resolution and the fourth resolution (respectively public offering and private placement) and in July 2024 for the sixth resolution (reserved offering) and we expect to seek to renew these authorizations at the next annual general meeting of shareholders, although we cannot guarantee that we will be able to obtain further authorizations. If we are unable to obtain further authorization from our shareholders in the future, or otherwise continue to be limited by the terms of such authorizations approved by our shareholders in the future, our ability to raise capital, could be adversely affected. In any event, an inability to borrow or raise additional capital in a timely manner and on attractive terms could prevent us from expanding our business or taking advantage of opportunities and could otherwise have a material adverse effect on our business and growth prospects. In addition, if we use a substantial amount of our funds to acquire or in-license products or product candidates, we may not have sufficient additional funds to conduct all of our operations in the manner we would otherwise choose.

Furthermore, as part of our policy to incentivize our managers, directors and employees and in order to attract and retain qualified personnel, we have issued and granted to our managers, directors, employees and consultants or service providers share warrants, or BSAs, warrants to subscribe for founder’s shares, or BSPCEs, free shares, or AGAs, and performance units, or PAGUP.

As of the date of this Annual Report, the exercise of all the dilutive instruments outstanding granted and not yet exercised, representing 8,146,837 underlying shares, would result in a dilution of approximately 13.4% based on a share capital of €524,771.

If we raise additional funds through partnerships, strategic transactions or marketing, distribution or licensing arrangements with third parties, we may have to relinquish valuable rights, future revenue streams, products or product candidates or grant licenses on terms that may not be favorable to us. For example, see the following risk factor with respect to our Royalty Certificates. If we choose to pursue a partnership for any of our product candidates, we may be required to relinquish certain valuable rights depending on the terms of such a transaction. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to grant rights to develop and market products or product candidates that we would otherwise prefer to develop and market ourselves.

Through the Royalty Certificates, we transferred to the holders thereof rights to receive certain payments in connection with potential future net sales of lanifibranor, if any, which may reduce our ability to realize potential future revenue from such sales.

In August 30, 2023, we entered into subscription agreements with certain investors pursuant to which we agreed to issue and sell Royalty Certificates, which provide the holders thereof with the right to an annual payment of royalties equal to 2% of the future net sales, if any, of lanifibranor beginning on the fiscal year following the start of the sales of lanifibranor following the granting of the market authorization for lanifibranor in (i) the United States, (ii) the countries of the European Union or (iii) the United Kingdom, whichever occurs the first, if at all. The Royalty Certificates have a term of 15 years following the date of issue and do not provide for an accelerated repayment in case of change of control. We may at any time repurchase in full the Royalty Certificates by paying an amount equal to (i) the global cap of €92.1 million minus any royalties paid prior to such repurchase or (ii) a price to be agreed between us and the holders of the Royalty Certificates.

The payment obligations under the Royalty Certificates may reduce the revenue we are able to derive from potential future net sales of lanifibranor, if any, and a repurchase of Royalty Certificates would require us to use our cash resources, which could adversely affect the value of our company and the prices that investors are willing to pay for our ADSs, and could adversely affect our business, financial condition and results of operations.

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

We cannot be certain that lanifibranor will receive regulatory approval or be successfully commercialized, even if we receive regulatory approval. The research, testing, manufacturing, safety, efficacy, labeling, approval, sale, marketing and distribution of our product candidates are, and will remain, subject to comprehensive regulation by the FDA in the United States, the European Union and EMA in Europe and regulatory authorities in other countries, with regulations differing from country to country. For example, the changes that we announced in January 2023 to our clinical development plan for lanifibranor for the treatment of NASH may not meet our expectations of being beneficial to the overall development program and may not result in an approvable New Drug Application, whether by accelerated or full approval. While we have reduced the number of biopsies and trial duration of our NATiV3 Phase III clinical trial of lanifibranor in NASH, we may not complete the trial when expected. As a result, other NASH therapies in development may become commercially available during the conduct of our ongoing NATiV3 trial and our planned Phase III trial in patients with NASH and compensated cirrhosis. For example, in March 2024, Madrigal announced that it had received FDA approval of Rezdiffra for the treatment of patients with NASH with moderate to advanced liver fibrosis. Moreover, any cost efficiencies that we previously hoped to gain by having confirmation of efficacy in a previously planned Part 2 of the NATiV3 trial will now be borne by a separate clinical trial in NASH and compensated cirrhosis, such that it may ultimately take longer and cost more to get approved, if at all. In addition, while the protocol amendments, submitted to the FDA in January 2023, are designed to align with the FDA’s public communication suggesting that an alternative approach to seek full approval in patients with NASH could be considered upon submission of positive results of a Phase III trial using a histology surrogate endpoint in patients with NASH and a Phase III clinical outcome trial in patients with NASH and compensated cirrhosis, there can be no assurance that these or any other protocol amendments we have made or may make in the future will result in an approvable New Drug Application. Although the FDA has not objected to the January 2023 protocol amendments, its guidance during a consultation preceding the submission of the January 2023 protocol amendments was to continue our NATiV3 trial as originally planned prior to the protocol amendments. In addition, we have not received input from the FDA on our recent protocol amendments in connection with a treatment-related Suspected Unexpected Serious Adverse Reaction, or SUSAR, in the NATiV3 trial in the first quarter of 2024. In the first quarter of 2024 following a routine visit in our NATiV3 clinical trial of lanifibranor in NASH, an adverse event of elevated aminotransferases in liver tests in a patient enrolled in the trial was reported. This event has been assessed as a treatment-related SUSAR. Other milder cases of elevation of aminotransferases among trial participants have also been reported. We decided to voluntarily pause screening and randomization to implement changes to the enrollment criteria to exclude patients diagnosed or with a predisposition to autoimmune liver or thyroid disease and more frequent liver monitoring for patients enrolled in the trial as recommended by the Data Monitoring Committee. Prior to the voluntary pause, 478 sites were activated in 24 countries, 913 patients were randomized, including 731 in the main cohort, and over 550 patients were in screening. On March 7, 2024, we announced that we had lifted this voluntary pause. As of the date hereof, a portion of U.S. sites operating under central Institutional Review Board, or IRB, have resumed screening and randomization and we are working towards reactivating the remaining sites in the United States and other countries. We are currently targeting: the last patient first visit for the first half of 2024, the randomization of the last patient for the second half of 2024, the last patient last visit for the first half of 2026, the publication of the topline results for the first half of 2026, and the NDA submission for the second half of 2026. Resumption of screening and randomization may be slower than anticipated, there can be no guarantee that regulatory authorities will accept those modifications as sufficient, will not impose a clinical hold, that new patients will be willing or able to enroll in the trial with the new criteria, or that patients currently enrolled in the trial will be willing or able to continue the trial based on the new information, which could further delay, or prevent us from completing, our trials. Even if we are able to complete our trials with lanifibranor, including NATiV3, the SUSAR may impact the safety assessment of regulatory authorities reviewing a potential NDA or marketing authorization for lanifibranor, which may lead to a rejection of the application, a request for additional studies of lanifibranor, or a requirement for labeling that includes significant use or distribution restrictions or significant safety warnings, including boxed warnings, if lanifibranor is approved. In addition, our partners, such as CTTQ and Hepalys, may not be successful in developing and seeking regulatory approval for lanifibranor and/or effectively commercializing approved products, if any. As a result of delays, other NASH therapies in development (in addition to Rezdiffra by Madrigal Pharmaceuticals, or Madrigal, which recently received FDA approval for the treatment of adult patients with NASH with moderate to advanced liver fibrosis) may become commercially available during the conduct of our ongoing NATiV3 trial and our planned Phase III trial in patients with NASH and compensated cirrhosis.

We will not be permitted to market our drug candidates in the United States or Europe until we receive approval of an NDA from the FDA or a marketing authorization application, or MAA, from the European Commission (based on the positive opinion of the EMA), respectively. We have not submitted any marketing applications for any of our product candidates. NDAs and MAAs must include extensive preclinical and clinical data and supporting information to establish the drug candidate’s safety and effectiveness for each desired indication. NDAs and MAAs must also include significant information regarding the chemistry, manufacturing and controls for the drug. Obtaining approval of a NDA or a MAA is a lengthy, expensive and uncertain process, and we may not be successful in obtaining approval. We have received a Fast Track and Breakthrough Therapy Designation from the FDA and the NMPA for the development of lanifibranor for the treatment of NASH. In September 2021, the FDA decided that their designation also encompasses the treatment of NASG with compensated cirrhosis. While the Fast Track Designation for lanifibranor in NASH permits close and regular contact between us and the FDA, the FDA and the EMA review processes can take more than one year to complete and approval is never guaranteed. If we submit an NDA to the FDA, the FDA must decide whether to accept or reject the submission for filing, before even reviewing the scientific basis. Regulators of other jurisdictions, such as the EMA and the NMPA, have their own procedures for approval of drug candidates. Failure to obtain regulatory approval for lanifibranor or odiparcil in the United States, Europe or other jurisdictions by us or our potential partners will prevent us from commercializing and marketing lanifibranor or odiparcil in such jurisdictions.

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

We may seek accelerated approval from the FDA and conditional authorization from EMA if our NATiV3 Phase III clinical trial of lanifibranor in NASH is successful at the 72-week endpoint but, even if granted, accelerated approval and conditional authorization require completion of the trial to obtain full approval.

If the data from our ongoing NATiV3 Phase III clinical trial of lanifibranor in NASH are positive, we intend to seek approval under the FDA’s accelerated approval pathway and the EMA’s conditional authorization pathway. A product may be eligible for accelerated approval if it treats a serious or life-threatening condition, generally provides a meaningful advantage over available therapies and demonstrates an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit. As a condition of approval, the FDA may require that a sponsor of a product receiving accelerated approval perform adequate and well-controlled post-marketing clinical trials. These confirmatory trials must be completed with due diligence. In addition, the FDA currently requires as a condition for accelerated approval pre-approval of promotional materials, which could adversely impact the timing of the commercial launch of the product. Even if we do receive accelerated approval or conditional authorization, we may not experience a faster development or regulatory review or approval process, and receiving accelerated approval does not provide assurance of ultimate full FDA or EMA approval.

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

The clinical and commercial success of lanifibranor, as well as our other product candidates, will depend on a number of factors, many of which are beyond our control, and we or our partners may be unable to complete the development or commercialization of our product candidates or our other compounds in development.

The clinical and commercial success of lanifibranor, as well as our other product candidates and compounds in development will depend on a number of factors, including the following:

●	the timely completion of pre-clinical studies and clinical trials by us and our partners;
●	our and our partners’ ability to demonstrate the safety and efficacy of our product candidates to the satisfaction of the relevant regulatory authorities;
●	whether we or our partners are required by the FDA or other regulatory authorities to conduct additional pre-clinical studies or clinical trials, and the scope and nature of such studies or trials, prior to approval to market our products;
●	the timely receipt of necessary marketing approvals from the FDA, the EMA, the NMPA and other comparable regulatory authorities, including pricing and reimbursement determinations;
●	the ability to successfully commercialize our product candidates, if approved for marketing and sale by the FDA, the EMA, the NMPA or other comparable regulatory authorities, whether alone or in partnership with others;
●	our ability and the ability of our third-party manufacturing partners to manufacture quantities of our product candidates at quality levels necessary to meet regulatory requirements and at a scale sufficient to meet anticipated demand at a cost that allows us to achieve profitability;
●	our and our partners’ success in educating health care providers and patients about the benefits, risks, administration and use of our product candidates, if approved;
●	acceptance of our product candidates, if approved, as safe and effective by patients and the healthcare community;
●	the achievement and maintenance of compliance with all regulatory requirements applicable to our product candidates;
●	the maintenance of an acceptable safety profile of our products following any approval;

●	the availability, perceived advantages, relative cost, relative safety, and relative efficacy of alternative and competitive treatments;
●	our and our partners’ ability to obtain and sustain coverage and an adequate level of pricing or reimbursement for our products by third party payors;
●	our and our partner’s ability to enforce successfully the intellectual property rights for our product candidates and against the products of potential competitors; and
●	our and our partner’s ability to avoid or succeed in third party claims, including patent infringement claims, and patent interference, reexamination, post grant review, derivation, and opposition proceedings, and other proceedings at the United States Patent and Trademark Office, or USPTO, and foreign patent offices.

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

The regulatory approval processes of the FDA, the EMA, the NMPA and other comparable regulatory authorities are lengthy, time consuming and inherently unpredictable, and if we are ultimately unable to obtain regulatory approval for our product candidates, our business will be substantially harmed.

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

Any regulatory approvals that we receive for our product candidates may also be subject to limitations on the approved indicated uses for which the product may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing, including Phase IV clinical trials, and surveillance to monitor the safety and efficacy of the product candidate, and we may be required to include labeling that includes significant use or distribution restrictions or significant safety warnings, including boxed warnings. For example, in the first quarter of 2024, following a routine visit in our NATiV3 clinical trial of lanifibranor in NASH, a SUSAR of elevated aminotransferases in liver tests in a patient enrolled in the trial was reported. Other milder cases of elevation of aminotransferases among trial participants have also been reported. A potential regulatory approval for lanifibranor may be conditioned upon frequent liver monitoring of patients or other conditions, restrictions or exclusions, which would be a competitive disadvantage against other drugs that would not have such monitoring requirement or other conditions or restrictions.

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

Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical trial process. Although product candidates may demonstrate promising results in early clinical (human) trials and pre-clinical (animal) studies, they may not prove to be effective in subsequent clinical trials. For example, testing on animals may occur under different conditions than testing in humans and therefore the results of animal studies may not accurately predict human experience. Likewise, early clinical studies may not be predictive of eventual safety or effectiveness results in larger-scale pivotal clinical trials. The results of pre-clinical studies and previous clinical trials as well as data from any interim analysis of ongoing clinical trials of our product candidates, as well as studies and trials of other products with similar mechanisms of action to our product candidates, may not be predictive of the results of ongoing or future clinical trials. There can be significant variability in safety and/or efficacy results between different trials of the same product candidate due to numerous factors, including changes in trial protocols, differences in composition of the patient populations, adherence to the dosing regimen and other trial protocols and the rate of dropout among clinical trial participants. For example, in the first quarter of 2024, following a routine visit in our NATiV3 clinical trial of lanifibranor in NASH, a serious adverse event of elevated aminotransferases in liver tests in a patient was reported. This event has been assessed as a treatment-related SUSAR, and is the first reported in all clinical trials with lanifibranor. In addition, certain of the completed clinical trials for lanifibranor were conducted in patients with type 2 diabetes, or T2D, which is a different indication than we are currently pursuing. The results generated in trials for lanifibranor in this other indication do not ensure that the current or future clinical trials for lanifibranor in NASH will continue to demonstrate similar safety and/or efficacy results.

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

We previously experienced such delays with the initiation of our recently completed Phase IIb clinical trial of lanifibranor in patients with NASH and our Phase Ib/II clinical trial of odiparcil in a pediatric population with MPS VI, as well as delays in our plans to report data related to each of these trials. For example, the recruitment and screening of new patients for the investigator-initiated Phase II trial evaluating lanifibranor in patients with Non-Alcoholic Fatty Liver Disease, or NAFLD, and T2D, was temporarily suspended due to the COVID-19 pandemic and topline results were announced in June 2023, as opposed to the first half of 2022 as initially expected.

We have also encountered delays in our NATiV3 trial. For example, in 2022, due to the Russian invasion in Ukraine, we determined to put recruitment for our NATiV3 trial in Ukraine on hold and to remove all of the planned sites in Russia from the NATiV3 trial, which, together with higher than originally projected screen failure rate resulting in slower than anticipated enrollment rate and higher than originally projected screen failure rate, contributed to a delay in patient enrollment. In addition, in the first quarter of 2024, following a routine visit during our NATiV3 clinical trial of lanifibranor in NASH, a SUSAR of elevated aminotransferases in liver tests in a patient was reported. Other milder cases of elevation of aminotransferases among trial participants have also been reported. As a result of this SUSAR, we decided to voluntarily pause screening and randomization to implement changes to the enrollment criteria to exclude patients diagnosed or with a predisposition to autoimmune liver or thyroid disease and more frequent liver monitoring for patients enrolled in the trial as recommended by the Data Monitoring Committee. Prior to the voluntary pause, 478 sites were activated in 24 countries, 913 patients were randomized, including 731 in the main cohort, and over 550 patients were in screening. On March 7, 2024, we announced that we had lifted this voluntary pause. As of the date hereof, a portion of U.S. sites operating under central IRB have resumed screening and randomization and we are working towards reactivating the remaining sites in the United States and other countries. We are currently targeting: the last patient first visit for the first half of 2024, the randomization of the last patient for the second half of 2024, the last patient last visit for the first half of 2026, the publication of the topline results for the first half of 2026, and the NDA submission for the second half of 2026. However, the ultimate impact of the pause on the overall timeline of the trial remains unclear, as we added new exclusion criteria, which may increase the screen failure rate, and the SUSAR, new exclusion criteria and increased liver monitoring may discourage potential trial participants. While our January 2023 protocol amendments reduced the number of biopsies and trial duration of our NATiV3 Phase III clinical trial of lanifibranor in NASH, we may experience enrollment and other delays such as the ones that have contributed to the expected completion of the trial being later than originally planned, and the trial may experience additional delays and be complete later than currently anticipated. As a result, other NASH therapies in development may become commercially available during the conduct of our ongoing NATIV3 trial and our planned Phase III trial in patients with NASH and compensated cirrhosis. For example, in March 2024, Madrigal announced that it had received FDA approval of Rezdiffra for the treatment of patients with NASH with moderate to advanced liver fibrosis. There can also be no assurance that any of the protocol amendments we have made or may make in the future will result in an approvable New Drug Application.

In addition, clinical trials can be delayed for a variety of reasons, including delays related to:

●	obtaining regulatory approval to commence a trial;
●	reaching agreement on acceptable terms with prospective contract research organizations, or CROs, and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

●	obtaining IRB or ethics committee approval at each site;
●	obtaining regulatory concurrence on the design and parameters for the trial;
●	obtaining approval for the designs of our clinical development programs for each country targeted for trial enrollment;
●	recruiting suitable patients to participate in a trial, which may be impacted by the number of competing trials that are enrolling patients;
●	having patients complete a trial or return for post-treatment follow-up;
●	clinical sites deviating from trial protocol or dropping out of a trial;
●	potential clinical holds;
●	adding new clinical trial sites;
●	manufacturing sufficient quantities of product candidate or obtaining sufficient quantities of comparator drug for use in clinical trials;
●	the availability of adequate financing and other resources; or
●	pandemics and health crises and related responses and measures.

We could encounter delays if a clinical trial is suspended or terminated by us, by the IRBs or ethics committees of the institutions in which such trials are being conducted, by the data and safety monitoring board for such trial or by the FDA, the EMA, the NMPA or other comparable regulatory authorities. A suspension or termination may be imposed due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA, the EMA, the NMPA or other comparable regulatory authorities resulting in the imposition of a clinical hold, safety issues or adverse side effects, failure to demonstrate a benefit from using a drug, changes in governmental regulations or administrative actions, manufacturing issues or lack of adequate funding to continue the clinical trial. For example, it is possible that safety issues or adverse side effects could be observed in our trials, which could result in a delay, suspension or termination of those trials, such as the SUSAR that was reported in the first quarter of 2024. If we experience delays in the completion of, or termination of, any clinical trial of our product candidates, the commercial prospects of our product candidates will be harmed, and our ability to generate product revenues from any of these product candidates will be delayed. For example, we decided to focus our clinical efforts on the development of lanifibranor. As part of this decision, we suspended our clinical efforts relating to odiparcil. In addition, any delays in completing our clinical trials will increase our costs, slow down our product candidate development and approval process and jeopardize our ability to commence product sales and generate revenues. Any of these occurrences may harm our business, financial condition and prospects significantly. In addition, many of the factors that cause or lead to a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates.

If lanifibranor or any other product candidate is found to be unsafe or lack efficacy, we will not be able to obtain regulatory approval for it and our business would be materially harmed. For example, if the results of our NATiV3 Phase III clinical trial for lanifibranor in NASH do not achieve the primary efficacy endpoints or demonstrate unexpected safety findings, such as the SUSAR reported in the first quarter of 2024 or similar or additional adverse events, the prospects for approval of lanifibranor, as well as the price of our ordinary shares or ADSs, would be materially and adversely affected.

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

Identifying and qualifying patients to participate in our clinical trials is critical to our success. We have in the past and may in the future encounter delays in enrolling, or be unable to enroll, a sufficient number of patients to complete any of our clinical trials, and even once enrolled we may be unable to retain a sufficient number of patients to complete any of our trials. In particular, as a result of the inherent difficulties in diagnosing NASH, the significant competition for recruiting NASH patients in clinical trials, and the higher than originally projected screen failure rate resulting in slower than anticipated enrollment rate, we experienced delays in recruiting patients with NASH for our completed NATiVE Phase IIb clinical trial of lanifibranor in that indication and in recruiting patients for our NATiV3 Phase III clinical trial of lanifibranor in NASH. While we amended the protocol for the NATiV3 trial in part to potentially accelerate enrollment, there can be no assurance that the protocol amendments will have the desired effect, and we or our potential future partners may be unable to enroll the patients we need to complete our NATiV3 trial or other potential future clinical trials on a timely basis, or at all. As a result, we may be unable to attain previously announced anticipated timing milestones with respect to clinical or regulatory development of lanifibranor. Enrollment challenges could be exacerbated if the FDA or EMA require us or our partners to conduct pivotal trials of lanifibranor in larger patient populations than we anticipate. There can also be no assurance that any of the protocol amendments we have made or may make in the future will result in an approvable New Drug Application.

Additionally, patient enrollment and retention in clinical trials depends on many factors, including the size of the patient population, the nature of the trial protocol, our ability to recruit clinical trial investigators with the appropriate competencies and experience, the existing body of safety and efficacy data with respect to the study drug, the number and nature of competing treatments and ongoing clinical trials of competing drugs for the same disease, the proximity of patients to clinical sites and the eligibility criteria for the trials, the patient referral by physicians, the willingness of patients to be enrolled in our clinical trials, our ability to obtain and maintain patient consents and the risk that patients enrolled in clinical trials will drop out of the trials before completion. For example, in the first quarter of 2024 following a routine visit during the course of our NATiV3 clinical trial, a SUSAR of elevated aminotransferases in liver tests was reported. See “—We are heavily dependent on the success of our product candidate lanifibranor. We cannot give any assurance that any product candidate, or any other compounds in development, will successfully complete clinical trials, receive regulatory approval or be commercialized.” In connection with the SUSAR, we updated our informed consent form and were required to obtain new consents from patients already enrolled and must use these consents for new enrollment. There can be no guarantee that new patients will be willing or able to enroll in the trial under these conditions, or that patients currently enrolled in the trial will be willing or able to continue the trial based on the new information, which could delay, or prevent us from completing, our trials. Furthermore, any negative results we may report in clinical trials of our product candidates, or results that we report that are less favorable or perceived to be less favorable than those reported with respect to competitor product candidates, may make it difficult or impossible to recruit and retain patients in other clinical trials of those product candidates. Delays or failures in planned patient enrollment or retention may result in increased costs, program delays or both, which could have a harmful effect on our ability to develop lanifibranor or could render further development impossible. In addition, we may rely on CROs and clinical trial sites to ensure proper and timely conduct of our future clinical trials and, while we intend to enter into agreements governing their services, we will be limited in our ability to compel their actual performance.

We have encountered delays in the recruitment for our NATiV3 trial of lanifibranor in NASH, which was initiated in the second half of 2021, primarily due to a higher than originally projected screen failure rate resulting in slower than anticipated enrollment rate in 2021 until mid-2023. In addition, we experienced a slower than predicted site activation, screening and enrollment due to negative impacts from the COVID-19 pandemic during 2020 and 2021, and were unable to conduct clinical trial activities at sites located in Ukraine, following our determination in 2022 to put recruitment for our NATiV3 trial in Ukraine on hold and to remove all of the planned sites in Russia from the trial due to the Russian invasion of Ukraine and we temporarily paused screening and enrollment in the trial in connection with the SUSAR reported in the first quarter in 2024. Furthermore, we face strong competition for enrollment from competitors who have received marketing authorization, such as Madrigal with Rezdiffra, or are conducting ongoing clinical trials evaluating their drug candidates in NASH, such as Novo Nordisk, Akero Therapeutics and 89Bio, each of which is conducting a Phase III clinical trial. As of the date of this report, approximately 70 Phase I, II and III clinical trials enrolling patients with NASH are listed on the clinicaltrials.gov website. These competitors could obtain marketing authorization in the indications targeted by us, which could have a negative impact on the recruitment and retention of patients randomized to the placebo group. Moreover, certain patients could prefer to undergo treatment that has obtained a marketing authorization, such as Rezdiffra from Madrigal or others that may obtain a marketing authorization in the future, rather than participate or continue their participation in an ongoing clinical study with the possibility of being assigned to the placebo-controlled part. As a result, the timing of our clinical trials, including NATiV3, and results thereof may be materially different than our projections.

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

We have received orphan drug designation from the FDA and from the EMA for odiparcil for the treatment of MPS VI. Similarly, in the European Union, a medicinal product may receive orphan designation granted by the European Commission. We intend to pursue orphan drug designation for other future drug candidates as applicable. Even if we obtain orphan drug designation for a drug candidate, we may not obtain orphan exclusivity, and any such exclusivity, if attained, may not effectively protect the drug from the competition of different drugs for the same condition, which could be approved during the exclusivity period. Additionally, after an orphan drug is approved, the FDA could subsequently approve another application for the same indication if the FDA concludes that the later drug is shown to be safer, more effective or makes a major contribution to patient care. Orphan drug exclusive marketing rights in the United States also may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantity of the drug to meet the needs of patients with the rare disease or condition. The failure to obtain an orphan drug designation for any drug candidates we may develop, the inability to maintain that designation for the duration of the applicable period, or the inability to obtain or maintain orphan drug exclusivity could reduce our ability to make sufficient sales of the applicable drug candidate to balance our expenses incurred to develop it, which would have a negative impact on our operational results and financial condition.

Fast Track and Breakthrough Therapy Designations from the FDA or the NMPA may not actually lead to a faster development or regulatory review or approval process.

The FDA has granted Fast Track and Breakthrough Therapy Designations, and the NMPA has granted Breakthrough Therapy Designation, to lanifibranor for the treatment of patients with NASH.

If a product is intended for the treatment of a serious or life-threatening condition and the product demonstrates the potential to address unmet medical needs for this condition, the product sponsor may apply for Fast Track Designation with the FDA. Breakthrough Therapy Designation with the FDA may be requested and granted for products that are intended, alone or in combination with one or more other products, to treat a serious or life-threatening condition and preliminary clinical evidence indicates that the product may demonstrate substantial improvement over currently approved therapies on one or more clinically significant endpoints. Similarly, Breakthrough Therapy Designation with the NMPA may be requested and granted for products that are intended for the prevention and treatment of diseases that seriously endanger life or seriously affect quality of life and there exists no effective treatment or there is sufficient evidence to show a significant clinical benefit of the product over the existing treatments. Even though we have received Fast Track and Breakthrough Therapy Designations from the FDA and Breakthrough Therapy Designation from the NMPA for lanifibranor for the treatment of NASH we may not experience a faster development, review or approval process compared to conventional FDA or NMPA procedures and these designations do not change the approval standards of the FDA and the NMPA. The FDA and the NMPA may withdraw such designations if they believe that the designation is no longer supported by data from our clinical development program.

Moreover, in March 2024, Madrigal announced that it had received FDA approval of Rezdiffra for the treatment of adult patients with NASH with moderate to advanced liver fibrosis. We may lose lanifibranor’s Fast Track Designation if the FDA concludes that Rezdiffra addresses the unmet medical need for patients with NASH. We may also lose the FDA’s Breakthrough Therapy Designation if the FDA concludes that lanifibranor does not demonstrate substantial improvement over Rezdiffra on one or more clinically significant endpoints. Loss of either of these designations would negatively impact our ability to develop and commercialize lanifibranor and our prospects.

The EMA, FDA, NMPA and other regulatory agencies actively enforce the laws and regulations prohibiting the promotion of drugs for off-label uses. If we or our partners are found to have improperly promoted off-label use, we may become subject to significant liability.

The EMA, the FDA, the NMPA and other regulatory agencies strictly regulate the promotional claims that may be made about prescription drug products, such as our product candidates, if approved. In particular, a product may not be promoted for uses that are not approved by the EMA, the FDA, the NMPA or such other regulatory agencies as reflected in the product’s approved labeling. For example, if we receive marketing approval for lanifibranor for NASH, physicians, in their professional medical judgment, may nevertheless prescribe the drug product to their patients in a manner that is inconsistent with the approved label. If we are found to have promoted such off-label use, we may become subject to significant liability under the U.S. Federal Food, Drug, and Cosmetic Act and other statutory authorities, such as laws prohibiting false claims for reimbursement. The federal government has levied large civil and criminal fines against companies for alleged improper promotion and has enjoined several companies from engaging in off-label promotion. The FDA has also requested that companies enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed. If we or our partners cannot successfully manage the promotion of our products, if approved, we could become subject to significant liability, which would harm our reputation and negatively impact our financial condition.

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

Other legislative changes have been proposed and adopted since the Affordable Care Act was enacted. These changes include aggregate reductions to Medicare payments to providers of up to 2% per fiscal year pursuant to the Budget Control Act of 2011 and subsequent laws, which began in 2013 and, due to subsequent legislative amendments to the statute, including the BBA, and the Infrastructure Investment and Jobs Act, will remain in effect until 2032 unless additional Congressional action is taken. Additionally, on March 11, 2021, President Biden signed the American Rescue Plan Act of 2021 into law, which eliminates the statutory Medicaid drug rebate cap, currently set at 100% of a drug’s average manufacturer price, for single source and innovator multiple source drugs, beginning January 1, 2024. New laws may result in additional reductions in Medicare and other healthcare funding, which may adversely affect customer demand and affordability for our products and, accordingly, the results of our financial operations.

Also, there has been heightened governmental scrutiny recently over the manner in which drug manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drug products. For example, at the federal level, in July 2021, the Biden administration released an executive order, “Promoting Competition in the American Economy,” with multiple provisions aimed at prescription drugs. In response to Biden’s executive order, on September 9, 2021, HHS released a Comprehensive Plan for Addressing High Drug Prices that outlines principles for drug pricing reform and sets out a variety of potential legislative policies that Congress could pursue as well as potential administrative actions HHS can take to advance these principles. In addition, the IRA, among other things, (1) directs HHS to negotiate the price of certain single-source drugs and biologics covered under Medicare and (2) imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation. These provisions take effect progressively starting in fiscal year 2023. On August 29, 2023, HHS announced the list of the first ten drugs that will be subject to price negotiations, although the Medicare drug price negotiation program is currently subject to legal challenges. It is currently unclear how the IRA will be implemented but is likely to have a significant impact on the pharmaceutical industry. In response to the Biden administration’s October 2022 executive order, on February 14, 2023, HHS released a report outlining three new models for testing by the CMS Innovation Center which will be evaluated on their ability to lower the cost of drugs, promote accessibility, and improve quality of care. It is unclear whether the models will be utilized in any health reform measures in the future. Further, on December 7, 2023, the Biden administration announced an initiative to control the price of prescription drugs through the use of march-in rights under the Bayh-Dole Act. On December 8, 2023, the National Institute of Standards and Technology published for comment a Draft Interagency Guidance Framework for Considering the Exercise of March-In Rights which for the first time includes the price of a product as one factor an agency can use when deciding to exercise march-in rights. While march-in rights have not previously been exercised, it is uncertain if that will continue under the new framework.

At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. For example, since 2016, Vermont requires certain manufacturers identified by the state to justify their price increases. Further, on January 5, 2024, the FDA approved Florida’s Section 804 Importation Program (SIP) proposal to import certain drugs from Canada for specific state healthcare programs. It is unclear how this program will be implemented, including which drugs will be chosen, and whether it will be subject to legal challenges in the United States or Canada. Other states have also submitted SIP proposals that are pending review by the FDA.

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

In March 2024, Madrigal announced that it had received FDA approval of Rezdiffra for the treatment of patients with NASH with moderate to advanced liver fibrosis.

In addition to Madrigal, other competitors could obtain marketing authorization in the indications targeted by us. As of the date of this report, approximately 70 Phase I, II and III clinical trials enrolling patients are listed on the clinicaltrials.gov website. For example, Novo Nordisk is conducting a Phase III clinical study for the treatment of NASH with its lead molecule semaglutide, which is already marketed for the treatment of type 2 diabetes and obesity, and Akero Therapeutics and 89 Bio are also evaluating their respective investigational NASH medications in Phase III clinical trials. Other companies, including Altimmune, AstraZeneca, Lilly, GNM Bio, NorthSea, Terns, Viking, BMS, BI, Pfizer, Regeneron and Gilead Sciences have drug candidates for the treatment of NASH that are in less advanced clinical or preclinical development stages.

This competition may have a negative effect on our ability to recruit patients into our clinical trials, as certain patients could prefer to undergo treatment that has obtained a marketing authorization, such as Rezdiffra from Madrigal or others that may obtain a marketing authorization in the future, rather than participate or continue their participation in an ongoing clinical study with the possibility of being assigned to the placebo-controlled part. In addition, our Fast Track and Breakthrough Designations may be negatively impacted as well as our ability to develop and commercialize our product candidates, including lanifibranor, and our prospects. Even if we ultimately obtain approval of our product candidates, including lanifibranor, competitors may negatively impact our revenues and ability to achieve milestones.

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

Part of our business strategy involves seeking partnerships from time to time with other organizations or companies, such as our exclusive license and collaboration agreement with CTTQ, or CTTQ License Agreement, and potentially a partnership with respect to potential further development of odiparcil. The strong competition between market participants like us who seek such partners could affect our negotiating power and the terms under which we may be able to find a partner if at all. We cannot assure that we will be able to enter into partnerships as and when needed, and if we are unable to enter into development and commercial partnerships and/or sales and marketing arrangements on acceptable terms or timing, or at all, we may be unable to successfully develop and seek regulatory approval for our product candidates and/or effectively market and sell approved products, if any.

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

For example, in the first quarter of 2024 following a routine visit in our NATiV3 clinical trial of lanifibranor in NASH, an adverse event of elevated aminotransferases in liver tests in a patient enrolled in the trial was reported. This event has been assessed as a treatment-related SUSAR. Other milder cases of elevation of aminotransferases among trial participants have also been reported. We decided to voluntarily pause screening and randomization to implement changes to the enrollment criteria to exclude patients diagnosed or with a predisposition to autoimmune liver or thyroid disease and more frequent liver monitoring for patients enrolled in the trial as recommended by the Data Monitoring Committee. Prior to the voluntary pause, 478 sites were activated in 24 countries, 913 patients were randomized, including 731 in the main cohort, and over 550 patients were in screening. On March 7, 2024, we announced that we had lifted this voluntary pause. As of the date hereof, a portion of U.S. sites operating under central IRB have resumed screening and randomization and we are working towards reactivating the remaining sites in the United States and other countries. We are currently targeting: the last patient first visit for the first half of 2024, the randomization of the last patient for the second half of 2024, the last patient last visit for the first half of 2026, the publication of the topline results for the first half of 2026, and the NDA submission for the second half of 2026. However, the resumption of screening and randomization may be slower than anticipated. There can be no guarantee that regulatory authorities will accept those modifications as sufficient, will not impose a clinical hold, that new patients will be willing or able to enroll in the trial with the new criteria, or that patients currently enrolled in the trial will be willing or able to continue the trial based on the new information, which could further delay, or prevent us from completing, our trials. Even if we are able to complete our trials with lanifibranor, including NATiV3, the SUSAR may impact the safety assessment of regulatory authorities reviewing a potential NDA or marketing authorization for lanifibranor, which may lead to a rejection of the application, a request for additional studies of lanifibranor, or a requirement for labeling that includes significant use or distribution restrictions or significant safety warnings, including boxed warnings, if lanifibranor is approved.

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

The SUSAR of elevated aminotransferases reported in our NATiV3 clinical trial in the first quarter of 2024 is the first reported in all clinical trials with lanifibranor. Patients treated with our products, if approved, may experience similar adverse reactions to the SUSAR or other adverse reactions and it is possible that the FDA or other regulatory authorities may ask for additional safety data as a condition of, or in connection with, our efforts to obtain approval of our product candidates. If safety problems occur or are identified after our product candidates reach the market, we may, or regulatory authorities may require us to amend the labeling of our products, recall our products or even withdraw approval for our products.

Risks Related to Our Reliance on Third Parties

We may not be successful in establishing development and commercialization partnerships, including with respect to lanifibranor and odiparcil, which could adversely affect, and potentially prohibit, our ability to develop our product candidates.

Developing pharmaceutical products, conducting clinical trials, obtaining regulatory approval, establishing manufacturing capabilities and marketing approved products are expensive. Accordingly, we have sought and may in the future seek to enter into partnerships with companies that have more resources and experience. For example, in September 2022, we entered into the CTTQ License Agreement to develop and commercialize lanifibranor in Mainland China, Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan, collectively the “CTTQ Territory”, and in September 2023 we entered into an exclusive licensing agreement with Hepalys, or Hepalys License Agreement, to develop and commercialize lanifibranor for the treatment of NASH in Japan and South Korea, collectively the “Hepalys Territory”. In situations where we enter into a development and commercial partnership arrangement for a product candidate, we may also seek to establish additional partnerships for development and commercialization in territories outside of those addressed by existing partnership arrangements for such product candidate. If we are unable to enter into any additional development and commercial partnerships and/or sales and marketing arrangements on acceptable terms, or at all, we may be unable to successfully develop and seek regulatory approval for our product candidates and/or effectively market and sell approved products, if any.

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

In addition, in September 2022, we entered into the CTTQ License Agreement to develop and commercialize lanifibranor under which we granted CTTQ an exclusive right (i) to develop, import, export, use, manufacture, offer for sale, promote, market, distribute, sell and otherwise commercialize any pharmaceutical product containing lanifibranor and (ii) to develop and manufacture lanifibranor within the CTTQ Territory, in exchange for an upfront payment upon signing of the agreement, certain payments upon the achievement of specified development, regulatory and commercial milestones and specified royalty rights, if approved. CTTQ joined our ongoing NATiV3 Phase III clinical trial evaluating lanifibranor in NASH and has initiated a Phase I clinical pharmacology study in parallel. In addition, in September 2023, we entered into the Hepalys License Agreement with Hepalys to develop and commercialize lanifibranor for the treatment of NASH in the Hepalys Territory. Hepalys is expected to start the clinical development of lanifibranor by conducting two Phase I clinical trials in patients and healthy volunteers in Japan. It is anticipated that these studies would support, if positive, the initiation of a dedicated pivotal trial in patients with NASH in the Hepalys Territory, which is planned to start once the results of our ongoing NATiV3 trial are available. Hepalys will be responsible for conducting and financing all development trials in the Hepalys Territory needed to file for a new drug application in these territories.

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

Switching or adding additional CROs involves additional cost and requires management time and focus. In addition, there is a natural transition period when a new CRO commences work. As a result, delays may occur, which can materially impact our ability to meet our desired clinical development timelines. Though we carefully manage our relationships with our CROs, there can be no assurance that we will not encounter challenges or delays in the future or that these delays or challenges will not have a material adverse impact on our business, financial condition and prospects. For example, the randomization carried out by Avant Santé, our CRO in Mexico, experienced delays in 2023.

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

We may not realize the benefits expected through the partnerships with CTTQ and Hepalys and the partnerships could have adverse effects on our business.

In September 2022, we entered into the CTTQ License Agreement. The purpose of the CTTQ License Agreement is to develop and commercialize lanifibranor in the CTTQ Territory. Under the terms of the CTTQ License Agreement, CTTQ has the sole right and is solely responsible for all aspects of the commercialization of the licensed products in the territory, subject to regulatory approval. The CTTQ License Agreement provides that CTTQ will either join our ongoing NATiV3 Phase III clinical trial of lanifibranor in NASH or undertake an independent study. In connection with the license, CTTQ paid us an upfront payment and is obligated to make additional payments upon the achievement of certain development, regulatory and commercial milestones. In addition, subject to regulatory approval, CTTQ is obligated to pay to us tiered royalties based on incremental annual net sales by CCTQ. There is no assurance that any of the milestones will be achieved or that we will receive any milestone payments or royalties.

In September 2023, we announced that we had entered into the Hepalys License Agreement with Hepalys to develop and commercialize lanifibranor in the Hepalys Territory. Hepalys is expected to start the clinical development of lanifibranor by conducting two Phase I studies in Japanese patients and healthy volunteers. It is anticipated that these studies would support, if positive, the initiation of a dedicated pivotal trial in Japanese and Korean patients with NASH, which is planned to start once the results of our ongoing NATiV3 trial are available. In connection with the Hepalys License Agreement, Hepalys paid us an upfront payment and is obligated to make additional payments upon the achievement of certain development, regulatory and commercial milestones. In addition, subject to regulatory approval, Hepalys is obligated to pay to us tiered royalties based on net sales of lanifibranor in the Hepalys Territory. There is no assurance that any of the milestones will be achieved or that we will receive any milestone payments or royalties.

These existing and potential future agreements with our partners are generally subject to termination by the counterparty under certain circumstances. Accordingly, even if we believe that the development of certain product candidates, including lanifibranor, is worth pursuing, our partners may choose not to continue with such development, if we materially deviate from the original program timelines, the contractual terms, or breach the contractual terms. If any of our partnerships are terminated, we may be required to devote additional resources to the development of our product candidates or seek a new partner, and the terms of any additional partnerships or other arrangements that we establishes may not be favorable to us, available under commercially reasonable terms or available at all.

We are also at risk that our partnerships or other arrangements may not be successful. Factors that may affect the success of our partnerships include the following:

●	our partners may incur financial, legal or other difficulties that force them to limit or reduce their participation in our joint projects;
●	our partners may be pursuing alternative technologies or developing alternative products that are competitive to our technology and products, either on their own or in partnership with others;
●	our partners may terminate the partnership, which could make it difficult for us to attract new partners or adversely affect our reputation in the business and financial communities; and
●	our partners may pursue higher priority programs or change the focus of their development programs, which could affect their commitment to us.

If we cannot maintain successful partnerships, our business, financial condition and operating results may be adversely affected.

In addition, and particularly with respect to our partnership with CTTQ, adverse changes in the economic and political policies relating to China could have a material adverse effect on the expected benefits from this partnership. An escalation of trade tensions between the U.S. and China has resulted in trade restrictions that could harm our ability to participate in Chinese markets and numerous additional such restrictions have been threatened by both the Chinese and U.S. governments. We may find it impossible to comply with these or other conflicting regulations in the U.S., EMEA, France and China, which could make it difficult or impossible to realize the benefits from this partnership with CTTQ. Sustained uncertainty about, or worsening of, current global economic conditions and further escalation of trade tensions between the U.S. and its trading partners, especially China, could result in a global economic slowdown and long-term changes to global trade, including retaliatory trade restrictions that could further restrict our activities in China. In addition, the Chinese economic, legal, and political landscape differs from other countries in many respects, including the level of government involvement and regulation, control of foreign exchange and allocation of resources, and uncertainty regarding the enforceability and scope of protection for contractual and intellectual property rights. The Chinese government has exercised and continues to exercise substantial control over the Chinese economy through regulation and state ownership. The laws, regulations and legal requirements in China are also subject to frequent changes and the exact obligations under and enforcement of laws and regulations are often subject to unpublished internal government interpretations and policies which makes it challenging to ascertain compliance with such laws and, at times, enforcement of agreements. Changes in political conditions in China and changes in the state of geopolitical relations are difficult to predict and could adversely affect the benefits under the CTTQ License Agreement.

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

As the manufacturing processes are scaled up they may reveal manufacturing challenges or previously unknown impurities that could require resolution in order to proceed with our planned clinical trials and obtain regulatory approval for the commercial marketing of our products. In the future, we may identify manufacturing issues or impurities that could result in delays in the clinical program and regulatory approval for our products, increases in our operating expenses, or failure to obtain or maintain approval for our products. Our reliance on third-party manufacturers entails risks, including the following:

●	the inability to meet our product specifications, including product formulation, and quality requirements consistently;
●	a delay or inability to procure or expand sufficient manufacturing capacity;
●	manufacturing and product quality issues, including those related to scale-up of manufacturing;
●	costs and validation of new equipment and facilities required for scale-up;
●	a failure to comply with cGMP and similar quality standards;
●	the inability to negotiate manufacturing agreements with third parties under commercially reasonable terms;
●	termination or nonrenewal of manufacturing agreements with third parties in a manner or at a time that is costly or damaging to us;
●	the reliance on a limited number of sources, and in some cases, single sources for key materials, such that if we are unable to secure a sufficient supply of these key materials, we will be unable to manufacture and sell our product candidates in a timely fashion, in sufficient quantities or under acceptable terms;
●	the lack of qualified backup suppliers for those materials that are currently purchased from a sole or single source supplier;
●	operations of our third-party manufacturers or suppliers could be disrupted by conditions unrelated to our business or operations, including the bankruptcy of the manufacturer or supplier;
●	disruption of the distribution of chemical supplies between the U.K. and E.U.;
●	carrier disruptions or increased costs that are beyond our control; and
●	the failure to deliver our products under specified storage conditions and in a timely manner.

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

Even if we have or obtain patents covering our product candidates or compositions, we may still be barred from making, using and selling our product candidates or technologies because of the patent rights of others. Others may have filed, and in the future may file, patent applications covering compositions or products that are similar or identical to ours. If a patent owned by a third party covers one of our product candidates or its use, we may need to obtain a license to such third party patent. If we are unable to obtain a license, this could materially affect our ability to develop the product candidate or sell the resulting product if approved. Because patent applications in the United States are not published until 18 months from their priority date, there may be currently pending applications unknown to us that may later result in issued patents that our product candidates or compositions may infringe. Additionally, because the scope of claims in pending patent applications can change, there may be pending applications whose claims do not currently cover any of our product candidates but may be altered such that one or more of our product candidates are covered when the resulting patent issues. These patent applications may have priority over patent applications filed by us.

Moreover, even if we are able to obtain patent protection, such patent protection may be insufficient to achieve our business objectives. For example, the coverage claimed in a patent application can be significantly reduced before the patent is issued, and its scope can be reinterpreted after issuance, which could allow others to develop products that are similar to, or better than, ours in a way that is not covered by the claims of our patents. Furthermore, some of our future owned and in-licensed patents and patent applications are, and may in the future be, co-owned with third parties. If we are unable to obtain an exclusive license to any such third party co-owners’ interest in such patents or patent applications, such co-owners may be able to license their rights to other third parties, including our competitors, and our competitors could market competing products and technology. In addition, we may need the cooperation of any such co-owners of our patents in order to enforce such patents against third parties, and such cooperation may not be provided to us. Therefore, even if patent applications we rely on issue as patents, they may not provide us with any meaningful protection, prevent third parties from competing with us, or otherwise provide us with any competitive advantage.

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

The patent positions of biotechnology and pharmaceutical companies can be highly uncertain and involve complex legal and factual questions. The interpretation and breadth of claims allowed in some patents covering pharmaceutical compositions may be uncertain and difficult to determine, and are often affected materially by the facts and circumstances that pertain to the patented compositions and the related patent claims. The standards of the USPTO, the European Patent Office, and other foreign counterparts are sometimes uncertain and could change in the future.

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

The U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. Depending on future actions by the U.S. Congress, the U.S. courts, the USPTO and the relevant law-making bodies in other countries, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future. For example, recent decisions raise questions regarding the award of patent term adjustment, or PTA, for patents where related patents have issued without PTA. Thus, it cannot be said with certainty how PTA will or will not be viewed in future and whether patent expiration dates may be impacted.

Similarly, changes in patent law and regulations in other countries or jurisdictions or changes in governmental bodies that enforce them or changes in how the relevant governmental authority enforces patent laws or regulations may weaken our ability to obtain new patents or to enforce patents that we have licensed or that we may obtain in the future. For example, the complexity and uncertainty of European patent laws have also increased in recent years. In Europe, a new unitary patent system took effect on June 1, 2023, which will significantly impact European patents, including those granted before the introduction of such a system. Under the unitary patent system, all European patents, including those issued prior to June 1, 2023, now by default automatically fall under the jurisdiction of a new European Unified Patent Court, or the UPC, for litigation involving such patents. As the UPC is a new court system, there is no precedent for the court, increasing the uncertainty of any litigation. Our European patent applications, if issued, could be challenged in the UPC. During the first seven years of the UPC’s existence, the UPC legislation allows a patent owner to opt its European patents out of the jurisdiction of the UPC. We may decide to opt out our future European patents from the UPC, but doing so may preclude us from realizing the benefits of the UPC. Moreover, if we do not meet all of the formalities and requirements for opt-out under the UPC, our future European patents could remain under the jurisdiction of the UPC. The UPC will provide our competitors with a new forum to centrally revoke our European patents, and allow for the possibility of a competitor to obtain pan-European injunction. It is uncertain how the UPC will impact granted European patents in the biotechnology and pharmaceutical industries. We cannot predict how future decisions by the courts, the United States Congress, or the USPTO may impact the value of our patents. Any similar adverse change in the patent laws of other jurisdictions could also adversely affect our business, financial condition, results of operations, and prospects.

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

There is significant litigation in the pharmaceutical industry regarding patent and other intellectual property rights. While we are not currently subject to any pending intellectual property litigation, and are not aware of any such threatened litigation, we may be exposed to future litigation by third parties based on claims that our product candidates, technologies or activities infringe the intellectual property rights of others. If our development activities are found to infringe any such intellectual property rights, we may have to pay significant damages or seek licenses to such rights. For example, a patentee could prevent us from making, using, selling or offering to sell our drug or composition that is covered by the claims of the patentee’s patent. We may need to resort to litigation to enforce a patent issued to us, to protect our trade secrets, or to determine the scope and validity of third-party proprietary rights. From time to time, we may hire scientific personnel or consultants formerly employed by other companies involved in one or more areas similar to the activities conducted by us. Either we or these individuals may be subject to allegations of trade secret misappropriation or other similar claims as a result of prior affiliations. Even if we are successful in these proceedings, we may incur substantial costs and divert management time and attention in pursuing these proceedings, which could have a material adverse effect on us. If we are unable to avoid infringing the rights of others, we may be required to seek a license, defend an infringement action or challenge the validity of such rights in court, or redesign our products. Patent and other intellectual property litigation is costly and time consuming. We may not have sufficient resources to bring these actions to a successful conclusion. Any adverse ruling or perception of an adverse ruling in defending ourselves against these claims could have a material adverse impact on our cash position and the price of our ordinary shares or ADSs. Any legal action against us or our partners could lead to:

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

Given the amount of time required for the development, testing and regulatory review of new product candidates such as lanifibranor, patents protecting such candidates might expire before or shortly after such candidates are commercialized. We expect to seek extensions of patent terms in the United States and, if available, in other countries where we are prosecuting patents. In the United States, the Drug Price Competition and Patent Term Restoration Act of 1984 permits extension of the term of one U.S. patent that includes at least one claim covering the composition of matter of an FDA-approved drug, an FDA-approved method of treatment using the drug and/or a method of manufacturing the FDA-approved drug. The extended patent term cannot exceed the shorter of five years beyond the non-extended expiration of the patent or 14 years from the date of the FDA approval of the drug. However, the applicable authorities, including the FDA and the USPTO in the United States, and any equivalent regulatory authority in other countries, may not agree with our assessment of whether such extensions are available, and may refuse to grant extensions to our patents, or may grant more limited extensions than we request. In addition, to the extent we wish to pursue patent term extension based on a patent that we in-license from a third party, we would need the cooperation of that third party. Further, we may not elect to extend the most beneficial patent to us or the claims underlying the patent that we choose to extend could be invalidated. If any of the foregoing occurs, our competitors may be able to take advantage of our investment in development and clinical trials by referencing our clinical and pre-clinical data and launch their drug earlier than might otherwise be the case.

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

Our industry has experienced a high rate of turnover of management personnel in recent years. Our ability to compete in the highly competitive biotechnology and pharmaceutical industries depends upon our ability to attract and retain highly qualified managerial, scientific and medical personnel. We are highly dependent on our management, scientific and medical personnel, especially our executive officers: Frédéric Cren, our Chief Executive Officer, and Pierre Broqua, our Deputy Chief Executive Officer and Chief Scientific Officer, whose services are critical to the successful implementation of our product candidate acquisition, development and regulatory strategies. We are not aware of any present intention of any of these individuals to leave our company. Although we maintain “key man” insurance with respect to certain of our key employees, this insurance may be insufficient to compensate us for the losses we may incur if we no longer have the services of such key employees. In order to induce valuable employees to continue their employment with us, we have provided founder’s share warrants (bons de souscription de parts de créateur d’entreprise), share warrants (bons de souscription d’actions) and free shares (actions gratuites) that vest over time, as well as performance units (plan d’attribution gratuite d’unités de performance) that vest upon the achievement of presence criteria and certain performance criteria or milestones. The value to employees of such warrants, free shares and performance units that vest is significantly affected by movements in our share price that are beyond our control, and may at any time be insufficient to counteract more lucrative offers from other companies.

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

We are subject to stringent and changing U.S. and foreign laws, regulations, and rules, contractual obligations, industry standards, policies and other obligations related to privacy, data security, and data protection. Our actual or perceived failure to comply with such obligations could lead to regulatory investigations or actions; litigation (including class claims) and mass arbitration demands; fines and penalties; disruptions of our business operations; reputational harm; loss of revenue or profits; loss of customers or sales; and other adverse business consequences.

In the ordinary course of business, we collect, receive, store, process, generate, use, transfer, disclose, make accessible, protect, secure, dispose of, transmit, and share (collectively, processing) proprietary, confidential and sensitive data, including personal data (such as health-related data), proprietary and confidential business data, trade secrets, intellectual property, data we collect about trial participants in connection with clinical trials, and sensitive third-party data (collectively, sensitive information). Our data processing activities subject us to numerous data privacy, data security, and data protection obligations, such as various laws, regulations, guidance, industry standards, external and internal privacy and security policies, contracts, and other obligations relating to data privacy and security.

In the United States, federal, state, and local governments have enacted numerous data privacy and security laws, including federal health information privacy laws, state data breach notification laws, state health information privacy laws, consumer protection laws (e.g., Section 5 of the Federal Trade Commission Act) and other similar laws (e.g., wiretapping laws). In the past few years, numerous U.S. states—including California, Virginia, Colorado, Connecticut, and Utah—have enacted comprehensive privacy laws that impose certain obligations on covered businesses, including providing specific disclosures in privacy notices and affording residents with certain rights concerning their personal data. As applicable, such rights may include the right to access, correct, or delete certain personal data, and to opt-out of certain data processing activities, such as targeted advertising, profiling, and automated decision-making. The exercise of these rights may impact our business and ability to provide our products and services. Certain states also impose stricter requirements for processing certain personal data, including sensitive information, such as conducting data privacy impact assessments. These state laws allow for statutory fines for noncompliance. For example, the California Consumer Privacy Act of 2018, as amended by the California Privacy Rights Act of 2020, or CPRA, or collectively the CCPA, applies to personal data of consumers, business representatives, and employees who are California residents, and requires businesses to provide specific disclosures in privacy notices and honor requests of such individuals to exercise certain privacy rights. The CCPA provides for fines for noncompliance (up to $7,500 per intentional violation) and allows private litigants affected by certain data breaches to recover significant statutory damages. Similar comprehensive privacy laws have been passed or are being considered in several other states, as well as at the federal and local levels, and we expect more states to pass similar laws in the future. Although the CCPA and other states exempt some data processed in the context of clinical trials as well as protected health information under the Health Insurance Portability and Accountability Act of 1996, or HIPAA, these developments may further complicate compliance efforts and may increase legal risk and compliance costs for us and the third parties upon whom we rely.

In addition, we obtain certain information from third parties (including research institutions from which we obtain clinical trial data) that is subject to privacy and security requirements under HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH. HIPAA imposes specific requirements relating to the privacy, security, and transmission of individually identifiable health information. See “—Our current and future operations are subject to applicable fraud and abuse, transparency, government price reporting, and other healthcare laws and regulations. If we are unable to comply, or have not fully complied, with such laws, we could face substantial penalties.”

Outside the United States, an increasing number of laws, regulations, and industry standards govern data privacy and security. For example, the European Union’s General Data Protection Regulation (“EU GDPR”), the United Kingdom’s GDPR (“UK GDPR”), Brazil’s General Data Protection Law (Lei Geral de Proteção de Dados Pessoais, or “LGPD”) (Law No. 13,709/2018), and China’s Personal Information Protection Law (“PIPL”) impose strict requirements for processing personal data.

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

These laws impose strict obligations on the ability to process personal data, including health-related information. These include, amongst others, requirements relating to (1) limiting the processing of personal data to only what is necessary for a specified, explicit and legitimate purpose, (2) obtaining a legal basis for the processing of personal data, (3) obtaining, in some situations, the consent of the individuals to whom the personal data relates, (4) the information provided to the individuals about how their personal data is used, (5) ensuring the security and confidentiality of the personal data by implementing and maintaining appropriate technical and organizational safeguards, (6) the obligation to notify, in certain circumstances, regulatory authorities and affected individuals of personal data breaches, (7) extensive internal privacy governance obligations, (8) obligations to honor rights of individuals in relation to their personal data (for example, the right to access, correct and delete their data), and (9) meeting the exceptions under applicable laws to process health-related information. The EU and UK GDPR impose strict rules on the transfer of personal data outside of the EEA or the United Kingdom respectively, to countries which are deemed to have inadequate levels of data protection safeguards in place, such as the United States. There are currently various mechanisms that may be used to transfer personal data from the EEA and UK to other countries, including the United States, in compliance with law, such as the EEA Standard Contractual Clauses, or SCCs, the UK’s International Data Transfer Agreement/Addendum and the EU-U.S. Data Privacy Framework and the UK extension thereto (which allows for transfers to relevant U.S.-based organizations who self-certify compliance and participate in the Framework). Currently, these mechanisms are subject to legal challenges, and there is no assurance that we can satisfy or rely on these or other mechanisms to lawfully transfer personal data to the United States. In addition, Switzerland similarly restricts personal data transfers outside of those jurisdictions to countries that do not provide an adequate level of personal data protection. If we cannot implement a valid compliance mechanism for cross-border data transfers or if the requirements for a legally-compliant transfer are too onerous, we may face increased exposure to regulatory actions, substantial fines, injunctions against processing or transferring personal data from Europe or other foreign jurisdictions, and the interruption or degradation of our operations. The inability to export personal data to the United States could significantly and negatively impact our business operations, including by limiting our ability to collaborate with parties that are subject to such cross-border data transfer or localization laws; or requiring us to increase our personal data processing capabilities and infrastructure in foreign jurisdictions at significant expense. Some European regulators have prevented companies from transferring personal data out of Europe for allegedly violating the GDPR’s cross-border data transfer limitations.

As we are established in France, our conduct of clinical trials is subject to specific provisions of the Act No. 78-17 of 6 January 1978 on Information Technology, Data Files and Civil Liberties, as amended, and in particular Section 3 of the Chapter III of the Title II relating to the processing of personal data in the health sector. These provisions require, among others, the filing of compliance undertakings with “standard methodologies” adopted by the French Data Protection Authority, or CNIL, or, if not complying, obtaining a specific authorization from the CNIL.

In addition to data privacy and security laws, we are contractually subject to industry standards adopted by industry groups and, we are, or may become subject to such obligations in the future. We are also bound by contractual obligations related to data privacy and security, and our efforts to comply with such obligations may not be successful. For example, certain privacy laws, such as the GDPR and the CCPA, require our customers to impose specific contractual restrictions on their service providers. Our contracts may not contain limitations of liability, and even where they do, there can be no assurance that limitations of liability in our contracts are sufficient to protect us from liabilities, damages, or claims related to our data privacy and security obligations.

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

We publish privacy policies, marketing materials and other statements regarding data privacy and security. If these policies, materials or statements are found to be deficient, lacking in transparency, deceptive, unfair, or misrepresentative of our practices, we may be subject to investigation, enforcement actions by regulators or other adverse consequences.

Obligations related to data privacy and security (and consumers’ data privacy expectations) are quickly changing, becoming increasingly stringent, and creating uncertainty. Additionally, these obligations may be subject to differing applications and interpretations, which may be inconsistent or conflict among jurisdictions. Compliance with data privacy and security obligations requires us to devote significant resources, which may necessitate changes to our services, information technologies, systems, and practices and to those of any third parties that process personal data on our behalf.

We may at times fail (or be perceived to have failed) in our efforts to comply with our data privacy and security obligations. Moreover, despite our efforts, our personnel or third parties on whom we rely may fail to comply with such obligations, which could negatively impact our business operations. If we or the third parties on which we rely fail, or are perceived to have failed, to address or comply with applicable data privacy and security obligations, we could face significant consequences, including but not limited to: government enforcement actions (which could include civil, criminal and administrative penalties, investigations, penalties, audits, inspections, and similar), private litigation (including class action claims) and mass arbitration demands, adverse publicity, additional reporting requirements and/or oversight; bans on processing personal data, orders to destroy or not use personal data, and imprisonment of company officials. In particular, plaintiffs have become increasingly more active in bringing privacy-related claims against companies, including class claims and mass arbitration demands. Some of these claims allow for the recovery of statutory damages on a per violation basis, and, if viable, carry the potential for monumental statutory damages, depending on the volume of data and the number of violations. Any of these events could have a material adverse effect on our reputation, business, or financial condition, including but not limited to: loss of customers; interruptions or stoppages in our business operations (including our clinical trials); inability to process personal data or to operate in certain jurisdictions; limited ability to develop or commercialize our products; expenditure of time and resources to defend any claim or inquiry; adverse publicity; or substantial changes to our business model or operations.

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

We must maintain effective internal control over financial reporting in order to accurately and timely report our results of operations and financial condition. In addition, as a U.S. public company, Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, requires, among other things, that we assess the effectiveness of our disclosure controls and procedures annually and the effectiveness of our internal control over financial reporting at the end of each fiscal year. We are required to perform system and process evaluation and testing of our internal control over financial reporting to allow our management to report on the effectiveness of our internal control over financial reporting. However, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. We will incur substantial additional professional fees and internal costs to expand our accounting and finance functions in addition to expending significant management efforts.

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

In the ordinary course of our business, we process sensitive information.

Cyberattacks, malicious internet-based activity, and online and offline fraud are prevalent and continue to increase. These threats are becoming increasingly difficult to detect. These threats come from a variety of sources, including traditional computer “hackers,” threat actors, personnel (such as through theft or misuse), sophisticated nation-states, and nation-state-supported actors. We and the third parties upon which we rely may be subject to a variety of evolving threats, including but not limited to social-engineering attacks (including through deep fakes, which may be increasingly more difficult to identify as fake, and phishing attacks), malicious code (such as viruses and worms), malware (including as a result of advanced persistent threat intrusions), denial-of-service attacks credential stuffing, credential harvesting, personnel misconduct or error, ransomware attacks, supply-chain attacks, software bugs, server malfunctions, software or hardware failures, loss of data or other information technology assets, adware, attacks enhanced or facilitated by AI, telecommunications failures, earthquakes, fires, floods, and other similar threats. Ransomware attacks, including by organized criminal threat actors, nation-states, and nation-state-supported actors, are becoming increasingly prevalent and severe and can lead to significant interruptions in our operations, loss of data and income, reputational harm, and diversion of funds. Extortion payments may alleviate the negative impact of a ransomware attack, but we may be unwilling or unable to make such payments due to, for example, applicable laws or regulations prohibiting such payments. Similarly, supply-chain attacks have increased in frequency and severity, and we cannot guarantee that third parties and infrastructure in our supply chain or our third-party partners’ supply chains have not been or will not be compromised. Some actors now engage and are expected to continue to engage in cyber-attacks, including without limitation nation-state actors for geopolitical reasons and in conjunction with military conflicts and defense activities. During times of war and other major conflicts, we or the third parties upon which we rely may be vulnerable to a heightened risk of these attacks, including retaliatory cyber-attacks, that could materially disrupt our systems and operations, supply chain, and ability to conduct our clinical trials.

Remote work has become more common and has increased risks to our information technology systems and data, as more of our employees work from home, utilizing network connections outside our premises.

Future or past business transactions (such as acquisitions or integrations) could also expose us to additional cybersecurity risks and vulnerabilities, as our systems could be negatively affected by vulnerabilities present in acquired or integrated entities’ systems and technologies. Furthermore, we may discover security issues that were not found during due diligence of such acquired or integrated entities, and it may be difficult to integrate companies into our information technology environment and security program.

We rely upon third-party service providers and technologies to operate critical business systems to process sensitive information in a variety of contexts, including, without limitation, third-party providers of cloud-based infrastructure, encryption and authentication technology, employee email, and other functions. Our ability to monitor these third parties’ information security practices is limited, and these third parties may not have adequate information security measures in place. If our third-party service providers experience a security incident or other interruption, we could experience adverse consequences. While we may be entitled to damages if our third-party service providers fail to satisfy their privacy or security-related obligations to us, any award may be insufficient to cover our damages, or we may be unable to recover such award.

While we have implemented security measures designed to protect against cybersecurity incidents, there can be no assurance that these measures will be effective. We take steps designed to detect, mitigate, and remediate vulnerabilities in our information systems (such as our hardware and/or software, including that of third parties upon which we rely). We may not, however, detect or remediate all such vulnerabilities in our information technology systems (including our products) including on a timely basis. Further, we may experience delays in developing and deploying remedial measures and patches designed to address identified vulnerabilities. Vulnerabilities could be exploited and result in a security incident. For example, in November 2021, a malicious third party exploited a vulnerability in our email server and gained unauthorized access to our email environment. The forensic investigations have shown that only our email system was affected and the vulnerability has been remediated. While this incident did not expose any personal or proprietary data and, therefore, did not require notification under applicable laws and regulations, we voluntarily notified the Commission nationale de l’informatique et des libertés (CNIL). Any security incident, claim or investigation may result in litigation and potential liability for us, damage our brand and reputation, in our incurring significant external and internal legal and advisory costs, as well as the diversion of management’s attention from the operation of our business or could otherwise harm our business.

Any of the foregoing threats (or similar threats) could cause a security incident or other interruption. A security incident or other interruption could result in unauthorized, unlawful, or accidental acquisition, modification, destruction, loss, alteration, encryption, disclosure of, or access to our sensitive information. A security incident or other interruption could disrupt our ability (and that of third parties upon whom we rely) to conduct our clinical trials and operate our business. We may expend significant resources or modify our business activities (including our clinical trial activities) to try to protect against security incidents. Certain data privacy and security obligations may require us to implement and maintain specific security measures, industry-standard or reasonable security measures to protect our information technology systems and sensitive information.

In addition, with respect to any future incidents, applicable data privacy and security obligations may require us to notify relevant stakeholders, including affected individuals, customers, regulators, and investors, of security incidents. Such disclosures are costly, and the disclosures or the failure to comply with such requirements could lead to adverse consequences. If we (or a third party upon whom we rely) experience a security incident or are perceived to have experienced a security incident, we may experience adverse consequences. These consequences may include: government enforcement actions (for example, investigations, fines, penalties, audits, and inspections); additional reporting requirements and/or oversight; restrictions on processing sensitive information (including personal data); litigation (including class claims); indemnification obligations; negative publicity; reputational harm; monetary fund diversions; diversion of management attention; interruptions in our operations (including availability of data); financial loss; and other similar harms. Further, the loss of product development or clinical trial data could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any security incident results in a loss of, or damage to, our sensitive information or applications, or inappropriate disclosure of sensitive information, we could incur liability and our development programs and the development of our product candidates could be delayed.

In addition to experiencing a security incident, third parties may gather, collect, or infer sensitive information about us from public sources, data brokers, or other means that reveals competitively sensitive details about our organization and could be used to undermine our competitive advantage or market position.

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

In addition, changes in our product candidates or changes in applicable export or import laws and regulations may create delays in the introduction or provision of our product candidates in other jurisdictions, prevent others from using our product candidates or, in some cases, prevent the export or import of our product candidates to certain countries, governments or persons altogether. Any limitation on our ability to export or provide our product candidates could adversely affect our business, financial condition and results of operations. U.S. or other jurisdictions’ sanctions that may be imposed as a result of the conflict between Russia and Ukraine may impact our ability to continue activities. For example, in 2022, we determined to close trial sites located in Ukraine and Russia due to the Russian invasion in Ukraine for our NATiV3 trial, which, together with higher than originally projected screen failure rate resulting in slower than anticipated enrollment rate, contributed to a delay in patient enrollment.

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

We face significant operational risks as a result of doing business internationally, such as:

●	fluctuations in foreign currency exchange rates;
●	differing payor reimbursement regimes, governmental payors or patient self-pay systems and price controls;
●	potentially adverse and/or unexpected tax consequences, including penalties due to the failure of tax planning or due to the challenge by tax authorities on the basis of transfer pricing and liabilities imposed from inconsistent enforcement;
●	potential changes to the accounting standards, which may influence our financial situation and results;
●	becoming subject to the different, complex and changing laws, regulations and court systems of multiple jurisdictions and compliance with a wide variety of foreign laws, treaties and regulations;
●	changes in a specific country’s or region’s political or economic conditions;
●	reduced protection of, or significant difficulties in enforcing, intellectual property or contractual rights in certain countries;
●	difficulties in attracting and retaining qualified personnel;

●	restrictions imposed by local labor practices and laws on our business and operations, including unilateral cancellation or modification of contracts;
●	rapid changes in global government, economic and political policies and conditions, political or civil unrest or instability, terrorism or epidemics and other similar outbreaks or events, and potential failure in confidence of our suppliers or customers due to such changes or events; and
●	tariffs, trade protection measures, import or export licensing requirements, trade embargoes and other trade barriers.

At the end of 2021 and into 2022, tensions between the U.S. and Russia escalated when Russia amassed large numbers of military ground forces and support personnel on the Ukraine-Russia border and, in February 2022, Russia invaded Ukraine. In response, NATO has deployed additional military forces to Eastern Europe, including to Lithuania, and the Biden administration announced certain sanctions against Russia. The invasion of Ukraine and the retaliatory measures that have been taken, or could be taken in the future, by the U.S., NATO, and other countries have created global security concerns that could result in a regional conflict and otherwise have a lasting impact on regional and global economies, any or all of which could disrupt our supply chain and adversely affect our ability to conduct ongoing and future clinical trials of our product candidates, including our ongoing NATiV3 Phase III clinical trial for lanifibranor. For example, in 2022, we determined to close trial sites located in Ukraine and Russia for our NATiV3 clinical trial of lanifibranor due to the Russian invasion in Ukraine, which, together with higher than originally projected screen failure rate, resulted in slower than anticipated enrollment rate and contributed to a delay in patient enrollment. In addition, the state of war between Israel and Hamas, including with respect to some clinical trial sites in Israel for the NATiV3 trial, could impact our company and our trial sites in Israel.

If we are unable to use tax loss carryforwards and/or tax credits to reduce future taxable income or benefit from favorable tax legislation, our business, results of operations and financial condition may be adversely affected.

At December 31, 2023, we had cumulative carry forward tax losses of €377.6 million in France. These are available to carry forward and offset against future taxable income for an indefinite period in France. If we are unable to use tax loss carryforwards to reduce future taxable income, our business, results of operations and financial condition may be adversely affected. In France, the use of these carry forward tax losses is capped at €1 million annually, plus 50% of the fraction of profits exceeding this limit. The unutilized balance of these tax losses can be carried forward to subsequent years and set-off under the same conditions without any time limits. However, it is possible that future fiscal changes could limit our ability to utilize the balance of any tax loses, which could adversely affect our results.

As a company active in research and development in France, we have benefited from certain research and development incentives including, for example, the French research tax credit (credit d’impôt recherche), or CIR. These tax credits can be used to offset French corporate income tax due. The excess portion beyond that used to offset corporate income tax due is generally refunded in cash at the end of a three-year fiscal period; however, as long as we are considered a small or medium-sized entity (petite ou moyenne entreprise) in France, the CIR tax credit is refundable in the fiscal year after it is generated, provided that we comply with eligibility requirements. The research and development incentives are calculated based on the amount of eligible research and development expenditures. The French CIR tax credit amounted to €5.3 million for the year ended December 31, 2023.

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

For example, on July 29, 2017, we received a proposed accounting adjustment from the tax authorities, which contests certain elements of the calculation of the CIR from which we benefited in respect of the 2013, 2014 and 2015 financial years. Following receipt of a proposed settlement in respect of the tax disputes relating to the CIR in respect of the 2013 to 2015 financial years, we accepted this proposal and the expenses to be paid have been settled.

Furthermore, if the French government decides to eliminate, or reduce the scope or the rate of, the research and development incentive benefit, either of which it could decide to do at any time, our results of operations could be adversely affected. Moreover, the tax authorities may reconsider the methods used by us to calculate research and development expenditure in order to determine the amount of the tax credit.

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

The market price for our ordinary shares and ADSs may be volatile. From January 1, 2023 to March 29, 2024, the closing price of our ADSs ranged from a high of $6.53 to a low of $2.43 per ADS. The stock market in general and the market for biopharmaceutical companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may not be able to sell their ordinary shares or ADSs at or above the price originally paid for the security. The market price for our ordinary shares and ADSs may be influenced by many factors, including:

●	actual or anticipated fluctuations in our financial condition and operating results;
●	actual or anticipated changes in our growth rate relative to our competitors;
●	competition from existing products or new products that may emerge;
●	announcements by us, our partners or our competitors of significant acquisitions, strategic partnerships, joint ventures, partnerships, or capital commitments;
●	our ability to enter into a partnership with a third party for the development and commercialization of odiparcil;
●	the amount and timing of any regulatory and commercial milestone payments, or royalty payments, for lanifibranor under the CTTQ License Agreement and the Hepalys License Agreement;
●	failure to meet or exceed financial estimates and projections of the investment community or that we provide to the public;
●	issuance of new or updated research or reports by securities analysts;

●	fluctuations in the valuation of companies perceived by investors to be comparable to us;
●	share price and volume fluctuations attributable to inconsistent trading volume levels of our shares;
●	market manipulation, including coordinated buying or selling activities;
●	additions or departures of key management or scientific personnel;
●	disputes or other developments related to proprietary rights, including patents, litigation matters, and our ability to obtain patent protection for our technologies;
●	changes to coverage policies or reimbursement levels by commercial third-party payors and government payors and any announcements relating to coverage policies or reimbursement levels;
●	announcement or expectation of additional debt or equity financing efforts;
●	sales of our ordinary shares or ADSs by us, our insiders or our other shareholders; and
●	general economic and market conditions.

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

We sometimes estimate for planning purposes the timing of the accomplishment of various scientific, clinical, regulatory and other product development objectives. These milestones may include our expectations regarding the commencement or completion of scientific studies, clinical trials, the submission of regulatory filings, or commercialization objectives. From time to time, we may publicly announce the expected timing of some of these milestones, such as the completion of an ongoing clinical trial, the receipt of data from a clinical trial, the initiation of other clinical programs, receipt of marketing approval, or a commercial launch of a product. For example, the results of the investigator-initiated Phase II clinical trial evaluating lanifibranor in NAFLD and T2D were announced in June 2023, as opposed to the first half of 2022 as initially expected, because recruitment and screening of new patients for the trial was temporarily suspended due to the COVID-19 pandemic.

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

In accordance with French law, double voting rights automatically attach to each ordinary share of companies listed on a regulated market (such as the Euronext Paris, where our ordinary shares are listed) that is held of record in the name of the same shareholder for a period of at least two years, except as otherwise set forth in a company’s bylaws. Our bylaws do not exclude such double voting rights. However, under French law, ordinary bearer shares in the form of ADSs are not eligible for double voting rights. To our knowledge, among our shareholders who hold ordinary shares to which are attached double voting rights, Frédéric Cren, our Chief Executive Officer and Pierre Broqua, our Deputy Chief Executive Officer and Chief Scientific Officer hold the most significant portion. Double voting rights attach to the 5,612,224 ordinary shares held by Frédéric Cren, and to the 3,882,500 ordinary shares held by Pierre Broqua, as of March 1, 2024. Given the double voting rights per share attributed to ordinary shares held by Mr. Cren and Dr. Broqua, Mr. Cren and Dr. Broqua together beneficially own approximately 18% of our outstanding ordinary shares (including ordinary shares underlying ADSs), but control approximately 29% of the voting rights of our outstanding share capital as of March 1, 2024. As a result, Mr. Cren and Dr. Broqua, if they act together, have a significant influence over all matters that require approval by our shareholders, such as the election of directors and approval of significant corporate transactions. Such corporate action might be taken even if other shareholders oppose them. This concentration of ownership might also have the effect of delaying or preventing a change of control of our company that other shareholders may view as beneficial. As members of our Board of Directors, Mr. Cren and Dr. Broqua have a duty to act without self-interest, on a well-informed basis and to not make any decision against our corporate interest (intérêt social) considering the interests of our shareholders, employees and other stakeholders as a whole. However, as shareholders, Mr. Cren and Dr. Broqua are entitled to vote their shares in their own interests, which may not always be in the interests of our shareholders generally. In addition, Mr. Cren and Dr. Broqua have the ability to control the management and major strategic investments of our company as a result of their positions as our Chief Executive Officer and Deputy Chief Executive Officer and Chief Scientific Officer, respectively.

Further, our executive officers, directors, current 5% or greater shareholders and affiliated entities, including BVF Partners L.P., New Enterprise Associates, Sofinnova Crossover I SLP, Qatar Holding LLC, and entities affiliated with Yiheng Capital Management, L.P. together beneficially own approximately 73% of our outstanding ordinary shares (including ordinary shares underlying ADSs) and approximately 74% of the voting rights of our outstanding share capital as of March 1, 2024. As a result, these shareholders, if they act together, will have control over all matters that require approval of our shareholders.

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

We have never declared or paid any cash dividends on our ordinary shares and we have no present intention to pay dividends in the foreseeable future. Any recommendation by our Board of Directors to pay dividends will depend on many factors, including our financial condition (including losses carried-forward), results of operations, legal requirements and other factors. Further, under French law, the determination of whether we have been sufficiently profitable to pay dividends is made on the basis of our statutory financial statements prepared and presented in accordance with accounting standards applicable in France. In addition, payment of dividends may subject us to additional taxes under French law. See “Item 10.B Memorandum and Articles of Association” for further details on the limitations on our ability to declare and pay dividends. Therefore, we may be more restricted in our ability to declare dividends than companies not based in France. If the price of our ordinary shares or ADSs declines before we pay dividends, you will incur a loss on your investment, without the likelihood that this loss will be offset in part or at all by potential future cash dividends.

The rights of shareholders in companies subject to French corporate law differ in material respects from the rights of shareholders of corporations incorporated in the United States.

We are a French public limited company (société anonyme). Our corporate affairs are governed by our bylaws and by the laws governing companies incorporated in France. The rights of shareholders and the responsibilities of members of our Board of Directors are in many ways different from the rights and obligations of shareholders in companies governed by the laws of U.S. jurisdictions. For example, in the performance of its duties, our Board of Directors is required by French law to consider the interests of our company, its shareholders, its employees and other stakeholders, rather than solely our shareholders and/or creditors. It is possible that some of these parties will have interests that are different from, or in addition to, your interests as a shareholder or holder of ADSs. Further, in accordance with French law, double voting rights automatically attach to each ordinary share of companies listed on a regulated market (such as the Euronext Paris, where our ordinary shares are listed) that is held of record in the name (action au nominatif) of the same shareholder for a period of at least two years, except as otherwise set forth in a company’s bylaws. Our bylaws currently do not exclude such double voting rights; however, the holders of two-thirds of our outstanding voting rights may vote to amend our bylaws to exclude such double voting rights at any extraordinary general meeting of our shareholders. See the sections of this annual report titled “Item 6.C Board Practices” and the documents referenced in “Item 10.B Memorandum and Articles of Association.”

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

Provisions contained in our bylaws and French corporate law could make it more difficult for a third-party to acquire us, even if doing so might be beneficial to our shareholders. In addition, provisions of our bylaws impose various procedural and other requirements, which could make it more difficult for shareholders to effect certain corporate actions. These provisions include the following:

●	under French law, the owner of 90% of the share capital and voting rights of a public company with registered seat in France and whose shares are listed on a regulated market in a Member State of the European Union or in a state party to the European Economic Area, or EEA, Agreement, including France, has the right to force out minority shareholders following a tender offer made to all shareholders;

●	under French law, a non-French resident must file a declaration for statistical purposes with the Bank of France (Banque de France) within twenty working days following the date of certain direct foreign investments in us, including any purchase of our ADSs. In particular, such filings are required in connection with investments exceeding €15 million that lead to the acquisition of at least 10% of our company’s share capital or voting rights or cross such 10% threshold;
●	under French law, certain investments in a French company relating to certain strategic industries that are considered essential for the protection of public health, such as biotechnologies, by individuals or entities are subject to prior authorization of the Ministry of Economy pursuant to Law No. 2019-486 (and as from April 1, 2020 pursuant to the decree No. 2019-1590); Decree No. 2020-892 of 22 July 2020, as amended by Decree No. 2020-1729 of 28 December 2020, Decree No. 2021-1758 of 22 December 2021, Decree No. 2022-1622 of 23 December 2022 and Decree No. 2023-1293 of 28 December 2023 perpetuates the lowering of the threshold for controlling foreign investments to 10% of the voting rights in companies whose shares are listed on a regulated market;
●	a merger (i.e., in a French law context, a stock for stock exchange following which our company would be dissolved into the acquiring entity and our shareholders would become shareholders of the acquiring entity) of our company into a company incorporated in the European Union would require the approval of our Board of Directors as well as a two-thirds majority of the votes cast by the shareholders present, represented by proxy or voting by mail at the relevant meeting;
●	a merger of our company into a company incorporated outside of the European Union would require 100% of our shareholders to approve it;
●	under French law, a cash merger is treated as a share purchase and would require the consent of each participating shareholder;
●	our shareholders have granted and may grant in the future our Board of Directors broad authorizations to increase our share capital or to issue additional ordinary shares or other securities, such as warrants, to our shareholders, the public or qualified investors, including as a possible defense following the launching of a tender offer for our shares;
●	our shareholders have preferential subscription rights on a pro rata basis on the issuance by us of any additional securities for cash or a set-off of cash debts, which rights may only be waived by the extraordinary general meeting (by a two-thirds majority vote) of our shareholders or on an individual basis by each shareholder;
●	our Chief Executive Officer and Deputy Chief Executive Officer have double voting rights with respect to ordinary shares held by them, and their interests may not be aligned with those of our shareholders more generally with respect to a takeover attempt;
●	our Board of Directors has the right to appoint directors to fill a vacancy created by the resignation or death of a director, for the remaining duration of such director’s term of office and subject to the approval by the shareholders of such appointment at the next shareholders’ meeting, which prevents shareholders from having the sole right to fill vacancies on our Board of Directors;
●	our Board of Directors can be convened by our chairman, or our managing director, if any, upon request made to the chairman or, when no board meeting has been held for more than two consecutive months, by directors representing at least one third of the total number of directors;
●	our Board of Directors meetings can only be regularly held if at least half of the directors attend either physically or by way of videoconference or teleconference enabling the directors’ identification and ensuring their effective participation in the board’s decisions;
●	our shares are nominative or bearer, if the legislation so permits, according to the shareholder’s choice;
●	approval of at least a majority of the votes cast by shareholders present, represented by a proxy, or voting by mail at the relevant ordinary shareholders’ general meeting is required to remove directors with or without cause;

●	advance notice is required for nominations to the Board of Directors or for proposing matters to be acted upon at a shareholders’ meeting, except that a vote to remove and replace a director can be proposed at any shareholders’ meeting without notice;
●	our bylaws can be amended in accordance with applicable laws;
●	the crossing of certain thresholds has to be disclosed and can impose certain obligations; see the documents referenced in the section of this annual report titled “Item 10.B Memorandum and Articles of Association;”
●	transfers of shares shall comply with applicable insider trading laws and regulations and, in particular, with the Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse, or Market Abuse Regulation; and
●	pursuant to French law, our bylaws, including the sections relating to the number of directors and election and removal of a director from office, may only be modified by a resolution adopted by at least a two-third majority of the votes cast by our shareholders present, represented by a proxy or voting by mail at the meeting.

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

For example, as a French company, neither the corporate laws of France nor our bylaws require a majority of our directors to be independent and we can include non-independent directors as members of our remuneration committee, and our independent directors are not required to hold regularly scheduled meetings at which only independent directors are present. Nevertheless, the Middlenext Code (middlenext Code de gouvernement d’entreprise) recommends that at least two directors should be independent (as construed under such code) in a widely-held company like ours (as an indication Middlenext Code provides that, for a board of directors of significant size, the ratio of independent ratio of independent directors could be at least one third for a controlled company, and close to 50% for a company with diluted capital). The Middlenext Code only applies on a “comply-or-explain” basis and we may in the future either decide not to apply this recommendation or change the corporate code to which we refer.

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

Therefore, our shareholders may be afforded less protection than they otherwise would have under Nasdaq’s corporate governance standards applicable to U.S. domestic issuers. For an overview of our corporate governance practices, see “Item 6.C Board Practices.”

We may lose our foreign private issuer status in the future, which could result in significant additional cost and expense.

While we currently qualify as a foreign private issuer, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2024. In the future, we would lose our foreign private issuer status if we fail to meet the requirements necessary to maintain our foreign private issuer status as of the relevant determination date. We will remain a foreign private issuer until such time that more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (1) the majority of our executive officers or directors are U.S. citizens or residents; (2) more than 50% of our assets are located in the United States; or (3) our business is administered principally in the United States.

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

Generally, if, for any taxable year, at least 75% of our gross income is passive income, or at least 50% of the average value (determined on the basis of a weighted quarterly average) of our assets is attributable to assets that produce passive income or are held for the production of passive income, we would be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. For purposes of these tests, passive income includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business.

Assets that produce or are held for the production of passive income may include cash (unless held in a non-interest bearing account for short term working capital needs), marketable securities, and other assets that may produce passive income.

Based on our current estimates of the composition of our income and valuation of our assets for the taxable year ending December 31, 2023, we do not believe that we were a PFIC for the year ending December 31, 2023. Our status as a PFIC will depend on the composition of our income and the composition and value of our assets (which, may be determined in large part by reference to the market value of our ADSs, which may be volatile) from time to time. Our status as a PFIC is a fact-intensive determination made on an annual basis and we cannot provide any assurances regarding our PFIC status for the past, current or future taxable years. Our U.S. counsel expresses no opinion regarding our past, current or future PFIC status. If we are characterized as a PFIC, our U.S. shareholders may suffer adverse tax consequences, including having gains realized on the sale of our ADSs treated as ordinary income, rather than as capital gain and the loss of the preferential rate applicable to dividends received on our ADSs by individuals who are U.S. shareholders, and having interest charges apply to distributions by us and the proceeds of sales of the ADSs. A U.S. shareholder of a PFIC generally may mitigate these adverse U.S. federal income tax consequences by making a “qualified electing fund,” or QEF, election, or, to a lesser extent, a “mark to market” election. If we determine that we are a PFIC for any taxable year, we will use commercially reasonable efforts to, and currently expect to, provide the necessary information for U.S. holders to make a QEF election. For further discussion of the PFIC rules and the adverse U.S. federal income tax consequences in the event we are classified as a PFIC, see the section of this annual report titled “Item 10.E Taxation.”

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

In February 2017, we completed the initial public offering of our ordinary shares on Euronext Paris, raising €48.5 million in gross proceeds. In July 2020, we completed the initial public offering of our ordinary shares in the form of American Depositary Shares, or ADSs, on the Nasdaq Global Market, raising approximately $107.7 million in gross proceeds (or €94.1 million based on exchange rate on July 15, 2020, the date of receipt of funds). In August 2021, we established the 2021 ATM Program for an aggregate gross sales proceeds of up to $100 million in August 2021 and raised $30 million in gross proceeds through that program in September 2021, $1.9 million in October 2021, and €9.4 million in June 2022. In September 2023, we terminated the 2021 ATM Program and established the new 2023 ATM Program for an aggregate offering price of up to $58.0 million.

On August 31, 2023, we announced a financing of €35.7 million, in gross proceeds, consisting of two transactions: (i) a capital increase reserved to specified categories of investors through the issuance of 9,618,638 newly-issued ordinary shares, at a subscription price of €3.18 per share and aggregate gross proceeds of €30.6 million and (ii) the issuance of Royalty Certificates for an aggregate amount of €5.1 million.

Our actual capital expenditures for the years ended December 31, 2023, 2022 and 2021 amounted to €539,827, €561,000 and €534,000, respectively. These capital expenditures primarily consisted of acquisition of research equipment and technical installation.

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

Lanifibranor for the Treatment of NASH. We are developing our lead product candidate, lanifibranor, for the treatment of patients with NASH, a progressive, chronic liver disease. NASH is believed to affect up to 12% of the United States adult population and is a leading cause of cirrhosis, liver transplantation and liver cancer. Compared to the general population, patients with NASH have a ten-fold greater risk of liver-related mortality. NASH is characterized by a metabolic process known as steatosis, or the excessive accumulation of fat in the liver, inflammation and ballooning of liver cells and progressive liver fibrosis that can ultimately lead to cirrhosis. Lanifibranor is an orally-available small molecule in development for the treatment of NASH that acts to induce anti-fibrotic, anti-inflammatory and beneficial vascular and metabolic changes in the body by activating all three peroxisome proliferator-activated receptor, or PPAR, isoforms. PPARs are well-characterized nuclear receptor proteins that regulate gene expression, and their relevance for the fibrotic, inflammatory, vascular and metabolic processes that characterize NASH is well-established. While there are other PPAR agonists that target only one or two PPAR isoforms, lanifibranor is the only pan-PPAR agonist, meaning that it targets the three isoforms, in clinical development. We believe that this pan-PPAR approach provides for a combination of anti-fibrotic, anti-inflammatory and beneficial vascular and metabolic effects that cannot be obtained with single and dual PPAR agonists. Currently, lanifibranor is our only product candidate in clinical development.

In June 2020, we announced positive topline results from our NATIVE Phase IIb clinical trial of lanifibranor in patients with NASH. In this trial, treatment with lanifibranor at a dose of 1,200 mg met the primary endpoint of a reduction in inflammation and ballooning with no worsening of fibrosis after 24 weeks of treatment, while continuing to show the favorable tolerability profile observed in prior clinical trials of lanifibranor. Treatment with lanifibranor at doses of 800 mg and 1,200 mg also met the key secondary endpoints of resolution of NASH with no worsening of fibrosis and, at the 1,200 mg dose, improvement in liver fibrosis without worsening NASH, which are the primary endpoints relevant for seeking accelerated approval from the U.S. Food and Drug Administration, or FDA, and conditional approval from the European Medical Agency, or EMA, after completion of our Phase III clinical trial, if successful. On October 12, 2020, the FDA granted Breakthrough Therapy Designation to lanifibranor for the treatment of NASH based on Phase IIb data, in addition to Fast Track designation which was previously granted to lanifibranor in this indication. In September 2021, the FDA decided that the Fast Track designation previously granted to lanifibranor in NASH also encompasses the treatment of NASH patients with compensated cirrhosis. We believe that lanifibranor is the first oral drug candidate to be granted this status for the treatment of NASH since January 2015. The Breakthrough Therapy Designation by the FDA is intended to expedite the development and review of drug candidates for serious or life-threatening conditions. To qualify for this designation, drug candidates must show preliminary clinical evidence that they may demonstrate a substantial improvement on at least one clinically significant endpoint over available therapies or over placebo if there are no approved therapies. In October 2021, we announced the publication of results from our NATIVE Phase IIb clinical trial in the New England Journal of Medicine. In December 2021, we announced positive results of a clinical QT/QTc study demonstrating lanifibranor had no impact on QT/QTc intervals. This study assessed lanifibranor impact on cardiac repolarization and was conducted in accordance with FDA guidance in a Phase I double-blind clinical trial. The QT/QTc study was conducted in 217 healthy subjects who were randomized into 4 arms: placebo, lanifibranor 1200mg/day, lanifibranor 2400 mg/day and moxifloxacin 400mg/ day (positive control). The primary endpoint was electrocardiogram (ECG) and monitored during the first 24 hours. Results showed that repeated daily administration of lanifibranor dosed at 2-fold higher than anticipated maximal therapeutic dose had no effect on cardiac electrical activity as shown by achieving the pre-specified primary endpoint of demonstrating no prolongation of the QT interval in healthy subjects. Lanifibranor was well tolerated at both dose levels.

In light of the results of our NATiVE Phase IIb clinical trial of lanifibranor in patients with NASH, we initiated a Phase III clinical trial of lanifibranor in NASH, NATiV3, in the second half of 2021. However, due to the invasion of Ukraine by Russia in 2022, we determined to put recruitment for our NATiV3 trial in Ukraine on hold and to remove all of the planned sites in Russia from the trial. In addition, from 2021 until mid-2023 we faced a higher than originally projected screen failure rate resulting in slower than anticipated enrollment rate, which caused a delay in the enrollment of patients in the trial, and we saw slower than predicted site activation, screening and enrollment due to negative impacts from the COVID-19 pandemic in 2020 and 2021.

In January 2023, we announced that we had decided to modify the clinical development plan of lanifibranor for the treatment of NASH. The protocol amendments, submitted to the FDA in January 2023, were designed to align with an FDA public communication suggesting that an alternative approach to seek full approval in patients with NASH could be considered upon submission of positive results of a Phase III trial using a histology surrogate endpoint in patients with NASH and a Phase III clinical outcome trial in patients with NASH and compensated cirrhosis. Although the FDA’s guidance during a consultation preceding the January 2023 protocol amendments was to continue our NATiV3 trial as originally planned, the FDA did not object to the January 2023 protocol amendments, which we expected to improve enrollment rates and compress the time to completion of the trial and thus benefit the overall lanifibranor clinical program by:

*	reducing the number of biopsies a patient undergoes during the trial from three, as originally planned, to two,
*	reducing the trial duration a patient has to consent to from 7 years, as originally planned, to 72 weeks,
*	offering all patients in the trial access to a lanifibranor treatment for at least 48 weeks by allowing them to enter into a new active treatment extension study, and
*	potentially expanding the addressable patient population to include patients with NASH and compensated cirrhosis through the conduct of an additional Phase III trial, rather than the originally planned Part 2 of our NATiV3 Phase III clinical trial of lanifibranor in NASH.

The NATiV3 trial, including the amended protocol, has been designed as a double-blind, placebo-controlled global pivotal Phase III clinical trial to assess the potential benefit of lanifibranor treatment on liver-related clinical outcomes. Patients will be randomized 1:1:1 to receive lanifibranor (800mg once daily or 1200mg once daily) or placebo. We anticipate submission of a new drug application, or NDA, to the FDA for accelerated approval based on liver histological endpoints of approximately 900 patients treated over a 72-week period for our Phase III trial, if the data is positive. After the pre-specified histological analysis, the trial will remain blinded and all patients randomized in the trial will have access to the active treatment if they decide to continue in a new active 48-week treatment extension study. A placebo-controlled exploratory cohort has been initiated in parallel to the NATiV3 trial and will include approximately 200 patients with NASH and fibrosis who are not eligible for the NATiV3 trial. We anticipate that this exploratory cohort may allow the generation of additional results using non-invasive tests and contribute to the safety database requirement to support the planned submission for potential accelerated approval. Under the new trial design, the originally-planned Part 2 of the NATiV3 trial, a clinical outcome trial that was planned to be conducted in approximately 2,000 patients with F2 and F3 fibrosis for a maximum period of seven years, will be replaced by a placebo-controlled Phase III outcome trial which will be event driven and is expected to last approximately three years depending on patient enrollment. The Phase III outcome trial is expected to randomize approximately 800 patients with NASH and compensated cirrhosis. If the results of the outcome trial in patients with NASH and compensated cirrhosis confirm sufficient clinical benefit, we anticipate the results will be used in our planned submission of an NDA to the FDA for full approval and the potential expansion of the addressable patient population beyond patients with F2 and F3 fibrosis to include patients with NASH and compensated cirrhosis, a patient population at an increased risk of liver-related morbidity and mortality and for which the anti-fibrotic properties of lanifibranor could potentially prevent worsening of the disease. There is no assurance that we will achieve the anticipated benefits of any protocol amendments or additional measures we have made or may make in the future.

In December 2023, we announced that our partner CTTQ, who joined our NATiV3 trial, randomized the first patient in China and that lanifibranor was granted Breakthrough Therapy Designation for NASH by the NMPA. In addition, our partner Hepalys is expected to conduct two Phase I clinical trials in patients and healthy volunteers in Japan. It is anticipated that these studies could support, if positive, the initiation of a dedicated pivotal trial in patients with NASH in the Hepalys Territory, which is planned to start once the results of our ongoing NATiV3 trial are available.

In the first quarter of 2024 following a routine visit in our NATiV3 clinical trial of lanifibranor in NASH, an adverse event of elevated aminotransferases in liver tests in a patient enrolled in the trial was reported. This event has been assessed as a treatment-related SUSAR. Other milder cases of elevation of aminotransferases among trial participants have also been reported. We decided to voluntarily pause screening and randomization to implement changes to the enrollment criteria to exclude patients diagnosed or with a predisposition to autoimmune liver or thyroid disease and more frequent liver monitoring for patients enrolled in the trial as recommended by the Data Monitoring Committee. Prior to the voluntary pause, 478 sites were activated in 24 countries, 913 patients were randomized, including 731 in the main cohort, and over 550 patients were in screening. On March 7, 2024, we announced that we had lifted this voluntary pause. As of the date hereof, a portion of U.S. sites operating under central IRB have resumed screening and randomization and we are working towards reactivating the remaining sites in the United States and other countries. We are currently targeting: the last patient first visit for the first half of 2024, the randomization of the last patient for the second half of 2024, the last patient last visit for the first half of 2026, the publication of the topline results for the first half of 2026, and the NDA submission for the second half of 2026.

In March 2024, we announced positive results from our LEGEND trial, a multi-center, randomized, 24-week treatment, placebo-controlled Phase II Proof-of-Concept trial to assess the safety and efficacy of lanifibranor in combination with the SGLT2 inhibitor empagliflozin for the treatment of patients with non-cirrhotic NASH and T2D. The trial was double-blind for the placebo arm and lanifibranor (800mg daily) arm, and open-label for the combination of lanifibranor (800mg daily) and empagliflozin (10 mg daily) arm. The diagnosis of non-cirrhotic NASH was based on historic histology evaluation or a combination of non-invasive methods including diagnostic methods including imaging. As planned per protocol, the interim analysis was done once half of the 63 planned randomized patients with NASH completed the 24-week treatment period or prematurely discontinued from treatment. The study achieved the primary efficacy endpoint with an absolute reduction in Hemoglobin A1c, or HbA1c, of 1.14% and 1.59% in patients with NASH and T2D treated with lanifibranor (800mg daily) or in combination with empagliflozin (10mg daily) at week 24 compared to an increase of 0.26% observed in the placebo arm. The study also demonstrated a statistically significant reduction in hepatic steatosis measured by MRI-PDFF, in patients treated with lanifibranor alone and in combination with empagliflozin, -47% and -38% respectively, compared to placebo (0%). 83% and 67% of patients treated with lanifibranor alone or in combination with empagliflozin respectively, showed a reduction greater or equal to 30% of their hepatic fat, compared to 0% in the placebo arm. In addition, the study demonstrated a statistically significant effect on several secondary and exploratory endpoints, including liver enzymes (alanine aminotransferase, or ALT, and aspartate aminotransferase, or AST), insulin resistance (HOMA-IR), HDL, and adiponectin. Markers of liver inflammation and fibrosis (corrected T1 relaxation time (cT1) assessed by LiverMultiScan®) were assessed for the first time with lanifibranor and showed a significant effect with lanifibranor alone and in combination with empagliflozin. The study also demonstrated that patients treated with lanifibranor in combination with empagliflozin maintained a stable weight throughout the 24 weeks study, addressing the moderate, metabolically healthy, weight gain that can be observed in some patients treated with lanifibranor alone. Furthermore, these results demonstrated a significant relative reduction in the VAT/SAT ratio (visceral and subcutaneous adipose tissue) in patients treated with lanifibranor alone or in combination with empagliflozin, -5% and -17% respectively, compared to an increase of 11% in patients under placebo. This result reflects a shift from pro-inflammatory visceral fat towards metabolically healthy adipose tissue.

The LEGEND trial was a proof-of-concept intended to demonstrate proof of concept and the potential additional benefits of the combination between lanifibranor and empagliflozin and the possibility to address the weight gain observed in some patients treated with lanifibranor alone. The study met its primary efficacy endpoints, and several secondary and exploratory endpoints, including with respect to combining lanifibranor with empagliflozin to manage the weight gain observed in some patients treated with lanifibranor alone. We therefore decided to stop the recruitment in the LEGEND trial as defined per protocol. We do not expect to further study the combination of lanifibranor and empagliflozin but expect to include the safety data from the LEGEND trial in a potential submission for marketing approval.

In June 2023, we announced positive topline results of the investigator-initiated Phase II clinical trial evaluating lanifibranor in patients with NAFLD and T2D. The Phase II clinical trial randomized 38 patients into two arms, with patients receiving placebo or treatment with lanifibranor at 800mg/day for 24 weeks. The study achieved the primary efficacy endpoint with a 44% reduction of Intra Hepatic Triglycerides, or IHTG, measured using proton magnetic resonance spectroscopy in patients with NAFLD and T2D treated with lanifibranor compared to 12% in the placebo arm. This result is consistent with the Phase IIb NATiVE trial findings, in which lanifibranor demonstrated a statistically significant effect on steatosis reduction as measured by CAP/Fibroscan. The trial demonstrated a statistically significant higher proportion of patients achieving a greater than 30% liver triglyceride reduction (65% vs. 22%, p =0.008) as well as NAFLD resolution (25% vs. 0%, p = 0.048) defined as IHTG ≤ 5.5% at week 24, with lanifibranor compared to placebo. In addition, the trial demonstrated a significant effect on a series of secondary endpoints, including glycemic control (reduction in hemoglobin A1c), atherogenic dyslipidemia (i.e., increase in HDL-C), hepatic insulin action (i.e., fasting hepatic glucose production, hepatic insulin resistance index), insulin-stimulated muscle glucose disposal (i.e., in gold-standard euglycemic insulin clamp studies during high-dose insulin stimulation) and amelioration of the adipose tissue dysfunction with a robust increase in plasma adiponectin. The treatment with lanifibranor 800mg/once daily for 24 weeks was well tolerated, with no safety concerns reported.

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

For the potential development of odiparcil, we had proposed to the FDA a potential single 52-week randomized, double-blind, placebo-controlled trial, followed by a 52-week safety extension with fifty MPS VI patients aged 5 to 15 receiving placebo or a low or high dose of odiparcil, depending on the patient’s weight, with approval potentially being sought after the initial 52 weeks of treatment if the primary end-point of improvement of a 6-minute walk test were met. In August 2022, we received feedback from the FDA that a single Phase II/III clinical trial with odiparcil in children with MPS VI could potentially support a marketing application. While we continue to suspend all MPS-related research and development activities while we evaluate our options, we believe the potential for an efficient development pathway for odiparcil for the treatment of MPS VI exists based on the FDA’s feedback and we continue to review potential options to further development of odiparcil for the treatment of MPS VI, which may include pursuing a partnership.

Odiparcil is an orally-available small molecule designed to modify how GAGs are synthesized. Odiparcil acts to facilitate the production of soluble GAGs that can be excreted in the urine, rather than accumulating in cells. Odiparcil has received orphan drug designation from the FDA and EMA and Rare Pediatric Disease Designation from the FDA for the treatment of MPS VI.

Discovery Engine. We have a scientific team of approximately 90 people with deep biology, medicinal and computational chemistry, pharmacokinetics, pharmacology and clinical development expertise. We also own a library of approximately 240,000 pharmacologically relevant molecules, 60% of which are proprietary, as well as a wholly-owned research and development facility. Using these assets and this expertise, we focus on discovering small molecule compounds that target nuclear receptors, transcription factors and epigenetic modulation with the goal of identifying and developing compounds addressing a wide range of indications. Our Hippo signaling pathway program aims to disrupt the interaction between yes-associated protein, or YAP, and transcription enhancer associated domain transcription factors, or TEAD, an interaction that plays a key role in oncogenic and fibrotic processes. In xenograft and orthotopic models of malignant pleural mesothelioma, or MPM, we observed that YAP-TEAD inhibition was associated with reduced tumor growth and we are in the process of selecting a development candidate for our Hippo program, which we anticipate entering pre-clinical development in 2024.

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

Our Pipeline

*	We suspended all MPS-related research and development activities in 2020, and continue to evaluate our options for potential further development of odiparcil for the treatment of MPS.

Our goal is to rapidly deliver multiple, novel and differentiated oral small molecule therapies to patients suffering from NASH, MPS, cancer and other diseases with significant unmet medical need. To work towards achieving our goal, we are pursuing the following strategies:

●	Demonstrate the Safety and Efficacy of Lanifibranor in the Treatment of NASH with Two Pivotal Clinical Trials. Please see above “Item 4.B Information on the Company—Business Overview—Overview—Lanifibranor for the Treatment of NASH” for information about the clinical trials evaluating lanifibranor.

Lanifibranor has received Fast Track Designation from the FDA for the treatment of NASH. Based on the broad anti-fibrotic and anti-inflammatory properties, as well as beneficial vascular and metabolic effects, of lanifibranor observed in pre-clinical and clinical development to date, we may also pursue development of lanifibranor for the treatment of NASH patients with stage 4 fibrosis, which is considered cirrhosis of the liver. Given our belief that NASH is underdiagnosed and poorly understood by the medical community, we have founded and sponsored the development of the panNASH Initiative, which is a working group of international independent scientific and medical NASH experts that aims to increase the visibility and contribute to a better understanding of NASH, including improving diagnosis and establishing best practices for the treatment of the disease. As part of the clinical development program of lanifibranor, we entered into an agreement with CTTQ in September 2022 to support the clinical development and potential commercialization of lanifibranor in China. CTTQ joined our ongoing NATiV3 Phase III clinical trial evaluating lanifibranor in NASH with the randomization of the first patient in China in 2023, and has initiated a Phase I clinical pharmacology study in parallel.

●	Leverage the Power of Our Discovery Engine to Identify and Advance Additional Novel Programs in Areas with High Unmet Medical Need. We plan to leverage our library of approximately 240,000 pharmacologically relevant molecules, our advanced research and development facilities and our medicinal, computational chemistry, pharmacokinetics and pharmacology expertise to identify and develop new compounds. For example, we are in the process of selecting a development candidate for our Hippo program, which we anticipate entering pre-clinical development in 2024.

●	Selectively Seek Strategic Partnerships to Maximize the Value of Our Assets. Our differentiated product candidates and robust discovery engine may enable us to address a wide variety of indications. We plan to selectively form research, development and commercial strategic partnerships around product candidates or disease areas that we believe could benefit from the resources of either larger biopharmaceutical companies or those specialized in a particular area of relevance. We have entered into agreements with CTTQ to support the clinical development and potential commercialization of lanifibranor in China and with Hepalys to develop and commercialize lanifibranor for the treatment of NASH in the Hepalys Territory, if approved, and we are also evaluating other potential partnerships and arrangements for the clinical development and potential commercialization of lanifibranor.
●	Potentially Optimize the Development of Odiparcil. We have decided to focus our clinical efforts on the development of lanifibranor for the treatment of NASH. During this time, we have suspended all MPS-related research and development activities and are reviewing available options to optimize the development of odiparcil for the treatment of MPS VI. In 2022 we received feedback from the FDA indicating that odiparcil could be administered to pediatric patients with MPS VI and that our design of a single Phase II/III study could potentially support a future marketing application for odiparcil. We continue to evaluate possible options for the further development of odiparcil for the treatment of MPS VI. As part of this decision, we may seek a strategic partner to help pursue the development of odiparcil in MPS patients.

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

In March 2024, Madrigal announced that it had received FDA approval of Rezdiffra for the treatment of patients with NASH with moderate to advanced liver fibrosis.

In addition to Madrigal, other competitors could obtain marketing authorization in the indications targeted by us. As of the date of this report, approximately 70 Phase I, II and III clinical trials enrolling patients are listed on the clinicaltrials.gov website. For example, Novo Nordisk is conducting a Phase III clinical study for the treatment of NASH with its lead molecule semaglutide, which is already marketed for the treatment of type 2 diabetes and obesity, and Akero Therapeutics and 89 Bio are also evaluating their respective investigational NASH medications in a Phase III clinical trials. Other companies, including Altimmune, AstraZeneca, Lilly, GNM Bio, NorthSea, Terns, Viking, BMS, BI, Pfizer, Regeneron and Gilead Sciences have drug candidates for the treatment of NASH that are in less advanced clinical or preclinical development stages.

This competition may have a negative effect on our ability to recruit patients into our clinical trials, as certain patients could prefer to undergo treatment that has obtained a marketing authorization, such as Rezdiffra from Madrigal or others that may obtain a marketing authorization in the future, rather than participate or continue their participation in an ongoing clinical study with the possibility of being assigned to the placebo-controlled part. In addition, our Fast Track and Breakthrough Designations may be negatively impacted as well as our ability to develop and commercialize our product candidates, including lanifibranor, and our prospects. Even if we ultimately obtain approval of our product candidates, including lanifibranor, competitors may negatively impact our revenues and ability to achieve milestones.

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

As of March 1, 2024, with respect to lanifibranor, we own six issued U.S. patents and approximately 192 patents and patent applications in other jurisdictions. As of March 1, 2024, with respect to odiparcil, we own two issued U.S. patents, and approximately 87 patents in other jurisdictions. We cannot predict whether the patent applications we pursue will issue as patents in any particular jurisdiction or whether the claims of any issued patents will provide any proprietary protection from competitors. The patent portfolios for our lead product candidates as of March 1, 2024 are summarized below.

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

Lanifibranor

With respect to lanifibranor patent rights, as of March 1, 2024, we own six U.S. patents, which are due to expire by December 2026, September 2027, June 2035, November 2039, and December 2041 excluding any additional term for patent term extension. Outside the United States, we own approximately 150 patents issued in approximately 55 jurisdictions, including Australia, Canada, China, a number of European countries, Japan, Korea, Israel and Russia. We also own approximately 42 patent applications pending in approximately 13 jurisdictions including in Patent Cooperation Treaty, or PCT, jurisdictions, such as Australia, Brazil, Canada, China, Europe, Egypt, Israel, Japan, Hong Kong, Mexico, and the United States, and non-PCT jurisdictions such as Argentina, Bolivia, Paraguay, Uruguay, and Taiwan. The foregoing patents and patent applications cover lanifibranor, methods of making and using lanifibranor, polymorphic forms of lanifibranor, combination therapies and diagnostic methods.

On November 28, 2022, we announced that the United States Patent and Trademark Office granted a patent (U.S. Patent No. 11,504,380) that protects the use of lanifibranor for the treatment of cirrhotic patients at risk of progressing from compensated stage to decompensated stage.

Odiparcil

With respect to odiparcil, as of March 1, 2024, we own two issued U.S. patents, which are due to expire in October 2034, excluding any additional term for patent term extension. Outside the United States, we own approximately 87 patents issued in approximately 43 jurisdictions, including a number of European countries, Ukraine, Russia, Malaysia, Kazakhstan, Japan, Israel, Mexico, Korea, China, Canada, Australia, Azerbaijan, South Africa, Algeria, Brazil, Belarus, Morocco, and Tunisia. The foregoing patents and patent applications cover methods of using odiparcil.

YAP/TAZ-TEAD program

With respect to Yap-Tead program, as of March 1, 2024, we own one issued U.S. patent, which is due to expire in October 2036, excluding any additional term for patent term extension. Outside the United States, we own approximately 52 patents issued in approximately 30 jurisdictions, including a number of European countries, Ukraine, Japan, Israel, Mexico, Korea, China, Canada, and Australia. The foregoing patents and patent applications cover new compounds inhibitors of the YAP/TAZ-TEAD interaction and their use in the treatment of cancer.

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

Government Regulation and Approval

United States - FDA Process

In the United States, the FDA regulates drugs. The Federal Food, Drug, and Cosmetic Act and other federal and state statutes and regulations, govern, among other things, the research, development, testing, manufacture, storage, recordkeeping, approval, labeling, promotion and marketing, distribution, post-approval monitoring and reporting, sampling, and import and export of drugs. To obtain regulatory approvals in the United States and in foreign countries, and subsequently comply with applicable statutes and regulations, we will need to spend substantial time and financial resources.

Approval Process

The FDA must approve any new drug or a drug with certain changes to a previously approved drug before a manufacturer can market it in the United States. If a company does not comply with applicable United States requirements it may be subject to a variety of administrative or judicial sanctions, such as FDA refusal to approve pending applications, warning or untitled letters, clinical holds, drug recalls, drug seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties, and criminal prosecution. The steps we must complete before we can market a drug include:

●	completion of pre-clinical laboratory tests, animal studies, and formulation studies, all performed in accordance with the FDA’s good laboratory practice, or GLP, regulations;
●	submission to the FDA of an investigational new drug, or IND, application for human clinical testing, which must become effective before human clinical studies start. The sponsor must update the IND annually;

●	approval of the study by an independent IRB or ethics committee representing each clinical site before each clinical study begins;
●	performance of adequate and well-controlled human clinical studies to establish the safety and efficacy of the drug for each indication to the FDA’s satisfaction;
●	submission to the FDA of a new drug application, or NDA;
●	potential review of the drug application by an FDA advisory committee, where appropriate and if applicable;
●	satisfactory completion of an FDA inspection of the manufacturing facility or facilities to assess compliance with current good manufacturing practices, cGMP, or regulations; and
●	FDA review and approval of the NDA.

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

●	Phase I. The company evaluates the drug in healthy human subjects or patients with the target disease or condition. These studies typically evaluate the safety, dosage tolerance, metabolism and pharmacologic actions of the investigational new drug in humans, the side effects associated with increasing doses, and, if possible, gain early evidence on effectiveness.
●	Phase II. The company administers the drug to a limited patient population to evaluate dosage tolerance and optimal dosage, identify possible adverse side effects and safety risks, and preliminarily evaluate efficacy.
●	Phase III. The company administers the drug to an expanded patient population, generally at geographically dispersed clinical study sites, to generate enough data to statistically evaluate dosage, clinical effectiveness and safety, to establish the overall benefit-risk relationship of the investigational drug, and to provide an adequate basis for product approval.
●	Phase IV. In some cases, the FDA may condition approval of an NDA for a drug on the company’s agreement to conduct additional clinical studies after approval. In other cases, a sponsor may voluntarily conduct additional clinical studies after approval to gain more information about the drug. We typically refer to such post-approval studies as Phase IV clinical studies.

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

Submission of an NDA

After we complete the required clinical testing, we can prepare and submit an NDA to the FDA, who must approve the NDA before we can start marketing the drug in the United States. An NDA must include all relevant data available from pertinent pre-clinical and clinical studies, including negative or ambiguous results as well as positive findings, together with detailed information relating to the drug’s chemistry, manufacturing, controls, and proposed labeling, among other things. Data can come from company-sponsored clinical studies on a drug, or from a number of alternative sources, including studies initiated by investigators. To support marketing authorization, the data we submit must be sufficient in quality and quantity to establish the safety and effectiveness of the investigational drug to the FDA’s satisfaction.

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

In addition, other health reform measures have been proposed and adopted in the United States since the Affordable Care Act was enacted. For example, as a result of the Budget Control Act of 2011, as amended, providers are subject to Medicare payment reductions of 2% per fiscal year until 2032, unless additional Congressional action is taken. Under current legislation, the actual reduction in Medicare payments will vary from 1% in 2022 to up to 4% in the final fiscal year of this sequester. Further, the American Taxpayer Relief Act of 2012 reduced Medicare payments to several providers and increased the statute of limitations period for the government to recover overpayments from providers from three to five years. Additionally, on March 11, 2021, President Biden signed the American Rescue Plan Act of 2021 into law, which eliminates the statutory Medicaid drug rebate cap, currently set at 100% of a drug’s average manufacturer price, for single source and innovator multiple source drugs, beginning January 1, 2024.

Further, there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several recent Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, reduce the cost of drugs under Medicare, and reform government program reimbursement methodologies for drugs. For example, at the federal level, in July 2021, the Biden administration released an executive order, “Promoting Competition in the American Economy,” with multiple provisions aimed at prescription drugs. In response to Biden’s executive order, on September 9, 2021, HHS released a Comprehensive Plan for Addressing High Drug Prices that outlines principles for drug pricing reform and sets out a variety of potential legislative policies that Congress could pursue as well as potential administrative actions HHS can take to advance these principles. In addition, the IRA, among other things, (1) directs HHS to negotiate the price of certain single-source drugs and biologics covered under Medicare and (2) imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation. These provisions will take effect progressively starting in fiscal year 2023. On August 29, 2023, HHS announced the list of the first ten drugs that will be subject to price negotiations, although the Medicare drug price negotiation program is currently subject to legal challenges. In response to the Biden administration’s October 2022 executive order, on February 14, 2023, HHS released a report outlining three new models for testing by the CMS Innovation Center which will be evaluated on their ability to lower the cost of drugs, promote accessibility, and improve quality of care. It is unclear whether the models will be utilized in any health reform measures in the future. Further, on December 7, 2023, the Biden administration announced an initiative to control the price of prescription drugs through the use of march-in rights under the Bayh-Dole Act. On December 8, 2023, the National Institute of Standards and Technology published for comment a Draft Interagency Guidance Framework for Considering the Exercise of March-In Rights which for the first time includes the price of a product as one factor an agency can use when deciding to exercise march-in rights. While march-in rights have not previously been exercised, it is uncertain if that will continue under the new framework.

At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. For example, on January 5, 2024, the FDA approved Florida’s Section 804 Importation Program (SIP) proposal to import certain drugs from Canada for specific state healthcare programs. It is unclear how this program will be implemented, including which drugs will be chosen, and whether it will be subject to legal challenges in the United States or Canada. Other states have also submitted SIP proposals that are pending review by the FDA.

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

French Regulatory Framework

In France, Law No. 2011-2012 of December 29, 2011 relating to the reinforcement of the health safety of drug and health product candidates, as amended, completed by Decree No. 2012-745 of May 9, 2012 relating to public declarations of interest and transparency in terms of public health and health safety, set out rules in the French Public Health Code (Code de la santé publique) regarding disclosures on remuneration and advantages awarded to certain health professionals by companies that produce or market health products (Articles L. 1453-1 and D. 1453-1 et seq. of the French Public Health Code). These provisions were redefined and expanded by French Decree No. 2016-41 of January 26, 2016. Under this decree, companies that produce or market health products such as drug candidates in France, or that provide services associated with these products, must disclose, any advantages and remuneration effectively awarded to health professionals of over ten euros in value, as well as any agreements entered into with health professionals, along with detailed information on each agreement (exact purpose, date of signature, duration, direct beneficiary and ultimate beneficiary, and amount under the agreement).

The French Public Health Code also contains “anti-gift” provisions that, in general, prohibit companies that make or market health products from awarding payments or advantages to health professionals, with a limited number of exceptions, and strictly define the conditions under which such payments or advantages may legally be granted. The provisions resulting from French Law No. 2011-2012 were modified by French Ordinance No. 2017-49 of January 19, 2017 which, in particular, made them applicable to a wider range of natural and legal persons, specified the scope of transactions excluded from the ban and transactions authorized under certain conditions, and set out a new process for authorization. A decree dated August 7, 2020 sets the amounts for which the benefit, depending on the service provided, is considered negligible and does not require any declaratory action. A second decree of August 7, 2020 defines the amounts above which the agreement is subject to an authorization regime, with amounts below these amounts requiring a simple declaration. The decree also sets out the timetable for notifying the competent authority. Failure to comply with some or all of these rules, in addition to posing a significant risk to their reputations, may result in significant criminal penalties being imposed on the companies and healthcare professionals concerned.

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

The United States government, state legislatures and foreign governments have shown significant interest in implementing cost containment programs to limit the growth of government-paid health care costs, including price controls, restrictions on reimbursement and requirements for substitution of generic drugs for branded prescription drugs. By way of example, the Affordable Care Act and the IRA contain provisions that may reduce the profitability of drugs, including, for example, increased rebates for drugs sold to Medicaid programs, extension of Medicaid rebates to Medicaid managed care plans, mandatory discounts for certain Medicare Part D beneficiaries, annual fees based on pharmaceutical companies’ share of sales to federal health care programs, price negotiations, and inflation rebates. Adoption of government controls and measures, and tightening of restrictive policies in jurisdictions with existing controls and measures, could limit payments for our drugs.

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

Our corporate headquarters is located in Daix, France, where we occupy approximately 129,000 square feet of space that we own. The building is used for our research and development, laboratory and office space. We believe our existing facilities meet our current needs.

Item 4A.    Unresolved Staff Comments.

Not applicable.

Item 5.    Operating and Financial Review and Prospects.

You should read the following discussion of our operating and financial review and prospects in conjunction with our audited consolidated financial statements and the related notes thereto included elsewhere in this Annual Report. In addition to historical information, the following discussion and analysis contains forward looking statements that reflect our plans, estimates and beliefs. Our actual results and the timing of events could differ materially from those anticipated in the forward looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this Annual Report, particularly in sections titled “Risk Factors” and “Special Note Regarding Forward Looking Statements.” The audited consolidated financial statements as of and for the years ended December 31, 2023, 2022 and 2021 were prepared in accordance with IFRS Accounting Standards, as issued by the IASB.

Overview

We are a clinical-stage biopharmaceutical company focused on the development of oral small molecule therapies for the treatment of NASH and other diseases with significant unmet medical need. We have built a pipeline backed by a discovery engine with an extensive library of proprietary molecules, a wholly-owned research and development facility and a team with significant expertise and experience in the development of compounds that target nuclear receptors, transcription factors and epigenetic modulation. Leveraging these assets and expertise, we are advancing lanifibranor for the treatment of NASH, as well as a pipeline of earlier stage programs in oncology and other diseases with significant unmet medical need.

We began our operations in 2012 following the purchase of assets from Abbott. Our operations have focused on organizing and staffing our company, business planning, raising capital, entering into collaboration agreements, and conducting pre-clinical and clinical development of our product candidates. We do not have any products approved for sale and have not generated any revenue from product sales. We received a net aggregate of €96.0 million in payments from Abbott pursuant to agreements entered into in connection with our formation, and raised €44.6 million in net proceeds from the initial public offering of our ordinary shares on Euronext Paris in February 2017, followed by €32.4 million in net proceeds from a private placement of our ordinary shares in April 2018, €8.6 million in net proceeds from two capital increases for categories of investors in September and October 2019, €14.6 million in net proceeds from a capital increase for categories of investors in February 2020.

In May 2020, we entered into three credit agreements pursuant to which we received €10.0 million in the form of State Guaranteed Loans (Prêts Garantis par l’Etat, or “PGE”), which were provided by a syndicate of French banks and are guaranteed by the French government in the context of the COVID-19 pandemic. The loans were initially set to mature in May 2021, but were amended to extend the maturity date for up to an additional four years. The amendments provide for linear repayment extension over four years, beginning in July 2022 for one PGE loan, and in September 2022 for the other two PGE loans, until May 2026.

In July 2020, we completed our initial public offering on the Nasdaq Global Market of an aggregate of 7,478,261 new ordinary shares in the form of American Depositary Shares, each representing one ordinary share at an offering price of $14.40 per ADS, for an aggregate gross proceeds amount of $107.7 million, equivalent to approximately €94.1 million (based on exchange rate on July 15, 2020, date of receipt of funds), before deduction of underwriting commissions and estimated expenses payable by us. Our net proceeds from this global offering were approximately €87 million. We established an “At-The-Market” program for aggregate gross sales proceeds of up to $100,000,000 in August 2021 and raised $30 million in gross proceeds through that program in September 2021, $1.9 million in October 2021 and €9.4 million in June 2022.

In May 2022, we entered into the Finance Contract with the EIB for up to €50 million. The Finance Contract provides for a loan in two equal tranches of €25 million. On December 8, 2022, we received the disbursement of the first tranche. Capitalized interest for the first tranche is 8% and repayment is due in December 2026, four years after its disbursement. On January 19, 2024, we received the second tranche. The second tranche carries a 7% interest capitalized annually and repayment is due in January 2027, three years after its disbursement.

In June 2022, we entered into three loan agreements with a syndicate of French banks for a total amount of €5.3 million. One loan agreement was part of a state-guaranteed PGE loan facility with Bpifrance, and the other two loan agreements were part of a stimulus economic plan (Prêts Participatifs Relance, or “PPR”) granted by Crédit Agricole Champagne-Bourgogne and Société Générale. The 2022 PGE loan granted by Bpifrance is guaranteed up to 90% by the French government and has a maturity aligned with the existing May 2020 PGE, for which we have opted for a linear repayment extension until May 2026. The two PPR loans are guaranteed predominantly by the French government and feature an eight-year financing period and a four-year repayment period.

On August 31, 2023, we announced a financing of €35.7 million, in gross proceeds, consisting of two transactions: (i) a capital increase reserved to specified categories of investors through the issuance of 9,618,638 newly-issued ordinary shares with a nominal value of €0.01 per share, at a subscription price of €3.18 per share and aggregate gross proceeds of €30.6 million, or August 2023 Share Issuance, and (ii) the issuance of the Royalty Certificates for an aggregate amount of €5.1 million.

We also received payments of €4.6 million and €9.5 million under our CTTQ License Agreement and Hepalys License Agreement, respectively, and from research tax credits, subsidies, and bank borrowings.

We have incurred significant operating losses since our inception. Our net loss was €49.6 million, €54.3 million and €110.4 million for the year ended December 31, 2021, 2022 and 2023, respectively. We had cash and cash equivalents of €86.6 million, €86.7 million and €26.9 million as of December 31, 2021, 2022 and 2023, respectively. We expect to continue to incur significant expenses and increasing operating losses for the foreseeable future as we advance clinical development and prepare for potential commercialization of lanifibranor and continue our pre-clinical and research and development efforts of our other product candidates. Our net losses may fluctuate significantly from quarter to quarter and year to year, depending on the timing of our clinical trials, the payment of milestone and other payments, if any, under our collaborations with CTTQ and Hepalys, and any potential other partners, and our expenditures on other research and development activities. We anticipate that our expenses will increase substantially in connection with our ongoing activities, as we:

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

Impact of business and geopolitical events

The recruitment and screening of new patients for the investigator-initiated Phase II trial evaluating lanifibranor in NAFLD and T2D was temporarily suspended due to the COVID-19 pandemic in 2021. We have also encountered delays in our NATiV3 trial. For example, in 2022, due to the Russian invasion in Ukraine, we determined to put recruitment for our NATiV3 trial in Ukraine on hold and to remove all of the planned sites in Russia from the NATiV3 trial, which, together with higher than originally projected screen failure rate resulting in slower than anticipated enrollment rate and higher than originally projected screen failure rate, contributed to a delay in patient enrollment. In January 2023, we announced that we had decided to modify the clinical development plan of lanifibranor for the treatment of NASH, which we expect should improve enrollment rates and compress the time to completion of the trial.

In the first quarter of 2024, following a routine visit in our NATiV3 clinical trial of lanifibranor in NASH, a SUSAR of elevated aminotransferases in liver tests in a patient was reported. Other milder cases of elevation of aminotransferases among trial participants have also been reported. We decided to voluntarily pause screening and randomization to implement changes to the enrollment criteria to exclude patients diagnosed or with a predisposition to autoimmune liver or thyroid disease and more frequent liver monitoring for patients enrolled in the trial as recommended by the DMC. On March 7, 2024, we announced that we had lifted this voluntary pause. As of the date hereof, a portion of U.S. sites operating under central IRB have resumed screening and randomization and we are working towards reactivating the remaining sites in the United States and other countries. We are currently targeting: the last patient first visit for the first half of 2024, the randomization of the last patient for the second half of 2024, the last patient last visit for the first quarter of 2026, and the publication of the topline results for the first half of 2026. Resumption of screening and randomization may be slower than anticipated, there can be no guarantee that regulatory authorities will accept those modifications as sufficient, will not impose a clinical hold, that new patients will be willing or able to enroll in the trial with the new criteria, or that patients currently enrolled in the trial will be willing or able to continue the trial based on the new information, which could further delay, or prevent us from completing, our trials. While our January 2023 protocol amendments reduced the number of biopsies and trial duration of our NATiV3 Phase III clinical trial of lanifibranor in NASH, we have experienced enrollment and other delays such as the ones that have contributed to the expected completion of the trial being later than originally planned, and the trial may experience additional delays and be complete later than currently anticipated. As a result, in addition to Rezdiffra commercialized by Madrigal, other NASH therapies in development may become commercially available during the conduct of our ongoing NATiV3 trial and our planned Phase III trial in patients with NASH and compensated cirrhosis. There can also be no assurance that any of the protocol amendments we have made or may make in the future will result in an approvable New Drug Application.

In March 2024, we announced positive results from our LEGEND trial. The LEGEND trial was designed as a multi-center, randomized, 24-week treatment, placebo-controlled Phase II Proof-of-Concept trial to assess the safety and efficacy of lanifibranor in combination with the SGLT2 inhibitor empagliflozin for the treatment of patients with non-cirrhotic NASH and T2D. The trial was double-blind for the placebo arm and lanifibranor (800mg daily) arm, and open-label for the combination of lanifibranor (800mg daily) and empagliflozin (10 mg daily) arm. The diagnosis of non-cirrhotic NASH was based on historic histology evaluation or a combination of non-invasive methods including diagnostic methods including imaging. As planned per protocol, the interim analysis was done once half of the 63 planned randomized patients with NASH completed the 24-week treatment period or prematurely discontinued from treatment. The study achieved the primary efficacy endpoint with an absolute reduction in Hemoglobin A1c, or HbA1c, of 1.14% and 1.59% in patients with NASH and T2D treated with lanifibranor (800mg daily) or in combination with empagliflozin (10mg daily) at week 24 compared to an increase of 0.26% observed in the placebo arm. Given that the primary endpoint of LEGEND was met, and statistically significant results were achieved on several key additional markers, we decided to stop the recruitment as defined per protocol.

Geopolitical events such as Russia’s invasion of Ukraine or the state of war between Israel and Hamas, including with respect to some clinical trial sites in Israel for the NATiV3 trial, could further affect us, our trials and our business operations in the future.

However, at this present date, we are not aware of specific events or circumstances that would require us to update our estimates, assumptions and judgments or to revise the carrying amounts of our assets and liabilities. Such estimates may be adjusted as new events occur and additional information is obtained. The adjustments will be recognized in the consolidated financial statements as soon as we become aware of such new events or additional information. Actual results may differ from the estimates and any differences may have a material impact on our consolidated financial statements.

Key Components of Our Results of Operations

Revenue

Our €17.5 million of revenue for the year ended December 31, 2023 consisted primarily of €12.7 million and €4.6 million in up-front and milestone payments, as well as service fees, received in connection with our licensing and collaboration agreements with Hepalys and CTTQ, respectively.

On September 20, 2023, we entered into the Hepalys License Agreement with Hepalys, a new company created by Catalys Pacific, incorporated in Japan. In parallel, we entered into the Catalys Option Agreement to acquire 30% of the shares of Hepalys. On September 26, 2023, we exercised our option with an effective date on October 11, 2023. Under the terms of the Hepalys License Agreement, we (i) received a $10 million upfront payment from Hepalys on October 18, 2023 (corresponding to €9.5 million at the exchange rate as of the payment date) and (ii) will be eligible to receive up to $231 million in milestone payments if certain clinical, regulatory and commercial conditions are met. Subject to regulatory approval, we have the right to receive tiered royalties from mid double digits to low twenties based on net sales of lanifibranor in Japan and South Korea. In November 2023, we completed the transfer of know-how and IP to Hepalys pursuant to the Hepalys License Agreement, and consequently recognized revenue for an amount of amount €12.7 million in accordance with IFRS 15. The amount of €12.7 million recorded as revenue as of December 31, 2023 is composed of the upfront payment ($10 million) and the fair value ($3.6 million) of the option to acquire 30% of the shares of Hepalys under the Catalys Option Agreement.

In September 2022, we entered into a licensing and collaboration agreement with CTTQ to develop, import, manufacture, commercialize and market lanifibranor, subject to regulatory approval, for the treatment of NASH and potentially other metabolic diseases, in China, Hong Kong, Macau and Taiwan (Greater China). On September 28, 2022, we invoiced to CTTQ $12.6 million (the total invoiced corresponds to the initial payment of $12 million, and an additional billing of $0.6 million not included in the contract, following an agreement reached between the parties after the signature of the licensing and collaboration agreement). On November 4, 2022, CTTQ paid us $11.4 million after deducting the withholding taxes of $1.3 million)1 and is obligated to make (i) additional payments for an aggregate amount of up to $40 million upon the achievement of certain development and regulatory milestones; and (ii) additional payments for an aggregate amount of up to $250 million upon the achievement of certain commercial milestones. In addition, subject to regulatory approval of lanifibranor, we have the right to receive tiered royalties ranging from high single-digit to mid-teen double digits of net sales by CTTQ in Greater China during the first three years of commercialization and from low to mid-teen double digits starting from year four. Depending on multiple factors, including Chinese regulatory authorities’ decisions, CTTQ is expected to either join our ongoing NATiV3 Phase III clinical trial of lanifibranor in NASH or run an independent local Phase III clinical trial of lanifibranor. CTTQ will bear all costs associated with the trials conducted in Greater China. In 2023, we received two short-term milestone payments under the CTTQ License Agreement together amounting to a total of $5 million. The first milestone payment of $2 million was received in July 2023 following the NMPA’s IND approval and the second milestone of $3 million was received in December 2023 following the randomization by CTTQ of the first patient in China in the global NATiV3 Phase III clinical trial.

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

1 We invoiced €12.8 million on September 28, 2022 (corresponds to the initial payment of €12.1 million euros, and an additional invoicing of €0.6 million) and received on November 4, 2022, €11.5 million after deduction of withholding tax for €1.3 million. The exchange rate on the invoice date was 1.009 euros for one dollar.

Other Income

Our other income consists primarily of research tax credits.

Research tax credits (crédit d’impôt recherche), or CIR, are granted by the French tax authorities to encourage technical and scientific research by French companies. Companies that demonstrate expenses that meet the required criteria, including research expenses located in France or certain other European countries, receive a tax credit that can be used against the payment of the corporate tax due the fiscal year in which the expenses were incurred and during the next three fiscal years. Companies may receive cash reimbursement for any excess portion. We requested the reimbursement of the CIR for 2020 in 2021 (fully paid in June 2021), the reimbursement of the CIR for 2021 in 2022 (fully paid in April 2022), the reimbursement of the CIR for 2022 in 2023 (fully paid April 2023) and we expect to request the reimbursement of the CIR for 2023 in 2024. Each request for reimbursement was and is expected to be made under the community tax rules for small and medium sized entities and in compliance with the current regulations. CIRs are subject to audit by the French tax authorities.

In 2023, 2022 and 2021, the CIR corresponds to the amount of research tax credit recorded for each period and corrective claim established by us following the July 22, 2020 decision of the French administrative supreme court (“Conseil d’Etat”). The CIR (for France) for the years ended December 31, 2023, 2022, and 2021 amounted €5.3 million, €5.2 million and €3.6 million, respectively.

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

We typically use our employee, consultant, and infrastructure resources across our development programs. We track certain outsourced development costs by product candidate, but we do not allocate all personnel costs or other internal costs to specific product candidates.

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

General and Administrative Expenses

General and administrative expenses include personnel costs, including salaries, benefits and share-based compensation expense, for personnel other than employees engaged in research and development and marketing and business development activities. General and administrative expenses also include fees for professional services, mainly related to audit and legal services; consulting costs; communications and travel costs; allocated expenses for facility costs, including rent, utilities, and maintenance; directors’ attendance fees; and insurance costs.

We anticipate that our general and administrative expenses will increase in the future as we grow our support functions for the expected increase in our research and development activities and the potential commercialization of our product candidates. We also anticipate continuing expenses associated with being a public company in the United States and France, including costs related to audit, legal, regulatory, and tax-related services associated with maintaining compliance with U.S. and French exchange listing and SEC and AMF requirements, director and officer insurance premiums, and investor relations costs.

Marketing — Business Development Expenses

Marketing — business development expenses consist primarily of consulting fees and other taxes, and personnel costs, including salaries, benefits, and share-based compensation expense, for our business development team. We anticipate that our sales and marketing expenses will increase in the future as we prepare for the potential launch and commercialization of our product candidates, if approved.

Other Operating Income (Expenses)

Other operating income (expense) of 2023 relates exclusively to transaction costs.

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

Net Financial Income (Expense)

Net financial income (expense) of 2023 relates primarily to interest cost, foreign exchange losses and fair value losses on derivatives, partially offset by income received from cash and cash equivalents and short-term investments. Our cash and cash equivalents have been deposited primarily in cash accounts and term deposit accounts with short maturities.

Net financial income (expense) of 2022 primarily related to foreign exchange gains and losses, interest and other expense for loans and other financial debts as well as fair value loss on derivatives, offset by income received from cash and cash equivalents and short-term investments. Our cash and cash equivalents have been deposited primarily in cash accounts and term deposit accounts with short maturities.

The net financial income (expense) of 2021 primarily related to foreign exchange gains and losses as well as fair value gains and losses on forwards. Our cash and cash equivalents have been deposited primarily in cash accounts and term deposit accounts with short maturities.

Income Tax

Income tax reflects our current income tax, as well as our deferred tax income (expense).

A. Operating Results

Comparison of the Years Ended December 31, 2022 and 2023

Revenue

In the year ended December 31, 2023, the revenue generated amounted to €17.5 million, an increase of €5.3 million compared to revenue of €12.2 million generated for the year ended December 31, 2022.

Revenues for 2023 consist mainly of (i) €12.7 million, recognized our arrangements with Hepalys, comprised of the $10 million (€9.5 million) upfront payment and $3.6 million (€3.4 million) fair value of the option to acquire 30% of the shares of Hepalys, and (ii) €4.6 million, recognized under the license agreement with CTTQ following the receipt of two regulatory milestone payments from CTTQ in connection with IND approval from the NMPA to initiate the clinical development in mainland China of lanifibranor in NASH, and the randomization of the first patient.

Revenues of €12.2 million for 2022 consisted mainly of the initial payment of $12.0 million following the signing of the CTTQ License Agreement on September 22, 2022.

Other Income

We generated other income of €5.7 million in the year ended December 31, 2023, compared to other income of €6.6 million generated in the year ended December 2022, which represents a decrease of 14%. Other income mainly consisted of CIR for 2023 and 2022 in the amounts of €5.3 million and €5.2 million recorded in 2023 and 2022 respectively.

Research and Development Expenses

Our research and development expenses were €110.0 million in the year ended December 31, 2023, an increase of €49.5 million compared to research and development expenses of €60.5 million in the year ended December 31, 2022.

The components of our research and development expenses were as follows for the periods presented:

	Year ended December 31,
(in thousands of €)	2022	2023	% change
Research, pre‑clinical study and clinical trial expenses	42,375	88,162	108%
Personnel costs, other than share‑based compensation	9,751	10,895	12%
Share‑based compensation expense	1,397	2,673	91%
Other expenses	6,945	8,283	19%
Total research and development expenses	60,469	110,012	82%

The increase in our research and development expenses was primarily the result of (i) a €45.8 million increase in research, pre-clinical study and clinical trial expenses, mainly related to research and development for lanifibranor, particularly for the NATiV3 Phase III trial and the LEGEND Phase IIa trial; (ii) a €1.1 million increase related to salary increases and the increase in the headcount of the development and executive team working on the lanifibranor trials; (iii) a €1.3 million increase in share-based compensation expense related to new share-based payment plans; and (iv) a €1.3 million increase in other expenses due to the amortization costs of the right to use Fibroscans equipment.

The expenses related to research and development are partially offset by the reinvoicing to CTTQ of specific costs related to CRO expenses for clinical trials in China, for an amount of €4 million in 2023 compared to €1.5 million in 2022.

Research, pre-clinical study and clinical trial expenses are broken down by product candidate for the years ended December 31, 2022 and 2023 in the following table:

	Year ended December 31,
(in thousands of €)	2022	2023	% change
Lanifibranor	40,332	85,896	113%
YAP/TEAD	991	1,207	22%
NUAK	124	—	(100)%
NR4A1	787	905	15%
Other	141	153	9%
Total Research, pre‑clinical study and clinical trial expenses	42,375	88,162	108%

The increase by €45.8 million in research, pre-clinical study and clinical trial expenses is primarily related to lanifibranor, for which the related research, pre-clinical study and clinical trial expenses increased by €45.5 million mainly due to the NATiV3 Phase III clinical trial for lanifibranor in NASH. Our management decided to stop the NUAK program end of 2022 following a reallocation of resources.

General and Administrative Expenses

Our general and administrative expenses were €13.8 million in the year ended December 31, 2023, an increase of €0.9 million, or 7% compared to general and administrative expenses of €12.9 million in the year ended December 31, 2022 mainly related to the personnel costs and consulting fees due to an increase of headcount as well as granted bonuses.

Marketing — Business Development Expenses

Our marketing - business development expenses were €2.0 million in the year end December 31, 2023, a decrease of €0.6 million, compared to the marketing - business development expenses of €2.6 million in the year ended December 31, 2022.

The decrease is primarily due to a decrease of consulting fees (€0.4 million) and a decrease of the withholding tax (€0.8 million) related to entering into the license and collaboration agreements with CTTQ, but offset by a €0.5 increase in other operating expenses related to advertisements and public relations.

Other Operating Income (Expenses)

For the year ended December 31, 2023, our other operating income (expense) of (€44 thousand) were exclusively due to transaction costs.

For the year ended December 31, 2022, our other operating income (expenses) consisted primarily of:

●	reversal of provision related to tax litigation with the French tax authority regarding payroll taxes for fiscal years 2016 and 2017, which amounted to €0.2 million;
●	the reversal of provision related to Notice of Recovery penalties related to the payroll taxes for the taxable year 2016 and 2017, which amounted to €0.1 million;
●	the late payment interest on CIR 2013 to 2015, which amounted to €0.1 million; and
●	costs related to capital increase in the context of our 2021 ATM program, which amounted to €0.1 million.

Net Financial Income (Expense)

Our net financial loss was €5.1 million for the year ended December 31, 2023. The net financial loss mainly includes interests related to the PGE loans, the PPR loans and the Finance Contract, financial interest on lease liabilities in which €6.9 million correspond to interests related to the Finance Contract (€5.2 million); change in fair value of the EIB Warrants issued in connection with the first tranche (€0.4 million); and foreign exchange losses (€1.3 million).

Our net financial income was €2.8 million for the year ended December 31, 2022. The net financial income includes (i) the losses from the change in fair value linked to derivatives (warrants linked to the finance contract with EIB in 2022) and (ii) the foreign exchange gain generated by cash and cash equivalents denominated in U.S. dollars and the favorable exchange rate of euro against the U.S. dollar over the period. Foreign exchange gains for the year ended December 31, 2022 also include the €2.4 million related to the unwinding of a short-term deposit that amounted to $31 million and composed of $8 million in the first quarter, in the third quarter for $15 million and $8 million on the fourth quarter.

Income Tax

In 2023, 2022 and 2021, we have faced tax losses. As the recoverability of our tax losses is not considered probable in subsequent periods due to the uncertainties inherent in our business, no deferred tax assets were recognized in the consolidated financial statements as of December 31, 2023, 2022 and 2021 in connection with tax losses carry-forward. Current taxes and deferred tax assets recognized as of December 31, 2023 are related to Inventiva Inc.

In 2023, income tax expenses amount to €607 thousand. The tax expenses mainly relate to the deferred tax assets allowance of €481 thousand for Inventiva Inc.

In 2022, we faced a tax expense of €34 thousand and a deferred tax income of €54 thousand, both related to the activity of our subsidiary Inventiva Inc.

Comparison of the Years Ended December 31, 2022 and 2021

Revenue

We generated revenue of €12.2 million in the year ended December 31, 2022, an increase of €8.0 million compared to revenue of €4.2 million generated for the year ended December 31, 2021. The increase was related to the initial payment of $12.0 million2 following the license and collaboration agreement we signed with CTTQ on September 22, 2022. In the year ended December 31, 2021, the revenue primarily originated from the milestone payment of €4.0 million following the launch of Phase IIb clinical trials with cedirogant as part of the collaboration agreement with AbbVie, which trial and partnership was terminated by AbbVie later in 2022.

Other Income

We generated other income of €6.6 million in the year ended December 31, 2022, compared to other income of €4.3 million generated in the year ended December 2021, which represents an increase of 54%. Other income mainly consisted of research tax credit (both in France and in the U.S.) for 2021 and 2022 in the amounts of €3.8 million and €5.9 million recorded in 2021 and 2022 respectively.

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

The increase in our research and development expenses was primarily the result of a €9.4 million increase in research, pre-clinical study and clinical trial expenses, mainly related to lanifibranor NATiV3 Phase III clinical trial for NASH and the initiation of the LEGEND Phase IIa clinical trial, and to a lesser extent, a €1.5 million increase, or 16%, in connection with personnel costs.

2. We invoiced €12.8 million on September 28, 2022 (corresponds to the initial payment of €12.1 million euros, and an additional invoicing of €0.6 million) and received on November 4, 2022, €11.5 million after deduction of withholding tax for €1.3 million. The exchange rate on the invoice date was 1.009 euros for one dollar.

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

The increase by €9.4 million in research, pre-clinical study and clinical trial expenses is primarily related to lanifibranor, for which the related research, pre-clinical study and clinical trial expenses increased by €9.0 million mainly due to the NATiV3 Phase III clinical trial for lanifibranor in NASH.

General and Administrative Expenses

Our general and administrative expenses were €12.9 million in the year ended December 31, 2022, an increase of €1.8 million, or 16% compared to general and administrative expenses of €11.2 million in the year ended December 31, 2021. The increase is mainly due to (i) the additional insurance, legal, audit, communication (investors relations) and consulting fees related to our dual listing status following our initial public offering on the Nasdaq Global Market and (ii) the full year effect of our U.S. affiliate.

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

Income Tax

In 2022, we faced a tax expense of €34 thousand and a deferred tax income of €54 thousand, both related to the activity of our subsidiary Inventiva Inc.

In 2021, we faced a tax expense of €30 thousand related to the activity of our subsidiary Inventiva Inc. and paid €364 thousand regarding a deficit carry-back.

B.	Liquidity and Capital Resources

As of December 31, 2021, 2022 and 2023, we had cash and cash equivalents of €86.6 million, €86.8 million and €26.9 million respectively. Since our inception, we have incurred operating losses and have financed our activities through successive capital increases, borrowings, upfront and milestone payments under collaboration and license agreements with our partners, subsidies and reimbursement of CIR receivables. During the year ended December 31, 2023, we had used $81.6 million cash in operating activities and $7.7 million cash in investing activities, and our financing activities provided $29.1 million cash.

Sources of Liquidity

In August 2023, we entered into subscription agreements with respect to the August 2023 Share Issuance, pursuant to which we raised €30.6 million in gross proceeds (€28.0 million in net proceeds), and the Royalty Certificates for an aggregate amount of €5.1 million.

In August 2021, we established the 2021 ATM Program and, through this program, we raised €25.4 million in net proceeds from the sales of ADSs to existing and new specialized institutional investors in September and October 2021. In addition, in June 2022, we raised €8.8 million in net proceeds from the sale of ADSs to existing and new specialized institutional investors. In September 2023, we terminated the 2021 ATM Program and the sales agreement with Jefferies LLC, established the 2023 ATM Program, and entered into a new sales agreement with Cowen and Company, LLC, which has a term until August 2, 2024, pursuant to which we may offer and sell our ADSs having an aggregate offering price of up to $58.0 million from time to time.

In June 2022, we entered into three loan agreements with a syndicate of French banks for a total amount of €5.3 million. One loan agreement was part of a state-guaranteed PGE, loan facility with Bpifrance and the other two loan agreements were part of a PPR stimulus economic plan granted by Crédit Agricole Champagne-Bourgogne and Société Générale.

On May 16, 2022, we entered into the Finance Contract with the EIB for up to €50 million to support our preclinical and clinical pipeline, including to fund a portion of our Phase III clinical trial of lanifibranor in patients with NASH. The Finance Contract provides for funding in two equal tranches of €25 million subject to several conditions (See Item 10.C Material Contracts—Finance Contract with the European Investment Bank). Following the achievement of the conditions, the disbursement of the first tranche occurred in December 2022 and the disbursement of the second tranche occurred in January 2024.

As at December 31, 2022, we had received an aggregate of €13.0 million and €3.0 million in upfront and milestone payments under our now-terminated collaboration agreements with AbbVie and BI, respectively.

In September 2022, we entered into the CTTQ License Agreement with CTTQ to develop and commercialize lanifibranor, in Mainland China, Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan. In connection with the license, CTTQ paid us an upfront payment of $12.6 million, including $1.3 million of withholding taxes (€12.1 million), upon signing of the agreement, and will pay (i) additional payments for an aggregate amount of up to $40 million upon the achievement of certain development and regulatory milestones; and (ii) additional payments for an aggregate amount of up to $250 million upon the achievement of certain commercial milestones. In addition, subject to regulatory approval, CTTQ will pay us tiered royalties from high single-digit to mid-teen double digits of net sales for the first three years after the first sale of the applicable lanifibranor product, and low to mid-teen double digits starting from the fourth year after the first sale. In 2023, we received two short-term milestone payments, the first milestone payment of $2 million was received in July 2023 for the NMPA’s IND approval and the second milestone of $3 million was received in December 2023 following the randomization by CTTQ of the first patient in China in the global NATiV3 Phase III clinical trial (€4.3 million total).

In September 2023, we entered into the Hepalys License Agreement with Hepalys to develop and commercialize lanifibranor in Japan and South Korea. Under the terms of the Hepalys License Agreement, we (i) received a $10 million (€9.5 million) upfront payment from Hepalys on October 18, 2023 and (ii) will be eligible to receive up to $231 million in milestone payments if certain clinical, regulatory and commercial conditions are met. Subject to regulatory approval, we have the right to receive tiered royalties from mid double digits to low twenties based on net sales of lanifibranor in Japan and South Korea.

Due to our status as a European small and medium-sized enterprise, we receive payment for research tax credits granted in the previous period. Consequently, cash proceeds from research tax credits in a given period correspond to the amount of credits calculated on eligible expenditure for the previous period.

We requested the reimbursement of the CIR for 2020 in 2021 (fully paid in June 2021 for an amount of €4.2 million), the reimbursement of the CIR for 2021 in 2022 (fully paid in April 2022 for an amount of €3.6 million), the reimbursement of the CIR for 2022 in 2023 (fully paid April 2023 for an amount of €5.2 million).

Cash Flow

The following table shows a summary of our cash flows for the periods indicated:

	Year ended December 31,
(in thousands of €)	2021	2022	2023
Net cash used in operating activities	(47,629)	(44,928)	(81,614)
Net cash provided by (used in) investing activities	(1,793)	8,868	(7,731)
Net cash provided by financing activities	25,447	37,268	29,081
Net (decrease) increase in cash and cash equivalents	(23,975)	1,208	(60,263)

Operating Activities

During the year ended December 31, 2023, we used €81.6 million cash in operating activities. Cash used in operating activities mainly reflects our net loss of €110.4 million (mainly due to research and development expenses which amounted to €110 million for the year ended December 31, 2023, mainly related to research and development expenses for lanifibranor, including the NATiV3 Phase III trial, and which includes the receipt of milestone payments from CTTQ (€4.3 million after deduction of withholding tax for €0.5 million) and the receipt of the upfront payment from Hepalys (€9.5 million)) mainly compensated by an increase of €22.5 million in the working capital.

During the year ended December 31, 2022, we used €44.9 million cash in operating activities. Cash used in operating activities mainly reflected our net loss, which amounted to €54.3 million (mainly due to research and development expenses which amounted to €60.5 million at year ended December 31, 2022, and to the receipt of the initial payment from CTTQ pursuant to the license and collaboration agreement, amounted to €11.5 million net, after €1.3 million of withholding taxes) compensated by an increase of €9.3 million in the working capital.

During the year ended December 31, 2021, we used €47.6 million cash in operating activities. Cash used in operating activities mainly reflected our net loss of €49.6 million, due to research and development expenses, which amounted to €48.4 million for the year ended December 31, 2021, compared to €23.7 million for the year ended December 31, 2020.

Investing Activities

During the year ended December 31, 2023, we used €7.7 million cash in investing activities. Cash used in investing activities reflected mainly the increase in non-current financial assets of €9 million related to new deposits, and in a decrease of €0.7 million due to an anticipated reimbursement of deposit.

During the year ended December 31, 2022, investing activities provided €8.9 million cash. Cash provided by investing activities mainly reflected the decrease in short-term deposit related to the unwinding of a deposit at the end of 2022 amounted to €8.8 million.

During the year ended December 31, 2021, we used €1.8 million cash in investing activities. Cash used in investing activities reflected mainly the increase in short-term deposit accounts denominated in U.S. dollars of €1.3 million.

Financing Activities

During the year ended December 31, 2023 financing activities provided €29.1 million cash, consisting of (i) a capital increase reserved to specified categories of investors through the issuance of 9,618,638 newly-issued ordinary shares, at a subscription price of €3.18 per share and aggregate gross proceeds of €30.6 million (€28.0 million in net proceeds, and €2.5 million of transactions costs) and (ii) the issuance of Royalty Certificates for an aggregate amount of €5.1 million. This was partially offset by repayments of debt for €2.5 million and lease liabilities for €1.6 million.

During the year ended December 31, 2022, financing activities provided €37.3 million cash, consisting of (i) €8.8 million in net proceeds related to capital increases through the ATM program and subscriptions to warrants by the EIB, (ii) the receipt of the first tranche of the Finance Contract with EIB of €25 million, and (iii) the subscription of three guaranteed state loans of €5.3 million in the aggregate. This was partially offset by the reimbursements of the loan for €1.0 million and of the lease debt for €0.7 million.

During the year ended December 31, 2021, financing activities provided €25.4 million cash, primarily consisting of the net proceeds of €25.4 million from a capital increase following ATM issuances on September 27, 2021 and on October 1, 2021.

Material cash requirements

The following table discloses aggregate information about material contractual obligations and periods in which payments were due as of December 31, 2023.

(in thousands of €)	2024	Thereafter	Total
Bank borrowings and other loans	3,011	27,914	30,925
Lease liabilities	2,298	4,267	6,565
Purchase obligations - Obligations Under the Terms of CRO/CMO Agreements	89,959	189,099	279,058
Total	95,267	221,280	316,547

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

Bank borrowings and other loans represent a €30.9 million cash requirements as of December 31, 2023 and are related to:

-

The three loans taken out in May 2020 from a syndicate of French banks, in the form of the loans guaranteed by the French government for a total amount of €10.0 million in the context of the Covid-19 pandemic. These loans were initially set to mature in May 2021, but were amended to extend the maturity for up to an additional four years. The amendments provide for reimbursement over four years, with the first payment due in July 2022 for one loan, and the first payment due in September 2022 for the two loans, €6.5 million is outstanding on December 31, 2023.

-

The three loans taken out in June 2022 from a syndicate of French banks, in the form of the loans guaranteed by the French government for a total amount of €5.3 million. The French state-guaranteed loan granted by Bpifrance is guaranteed up to 90% by the French government and has a maturity aligned with the existing 2020 PGE for which we have opted for a linear repayment extension until May 2026. The two equity recovery loans, obtained as part of a French government initiative to support companies, have been granted by Crédit Agricole Champagne-Bourgogne and Société Générale. The equity recovery loans are guaranteed predominantly by the state and feature an eight-year financing period and a four-year repayment period, €5.3 million is outstanding on December 31, 2023.

-	The disbursement of the first tranche of the Finance Contract, in the amount of €25 million, on December 8, 2022.

Leases represent a €6.6 million cash requirement as of December 31, 2023 with a repayment horizon up to 2027.

In connection with the LEGEND and NATiV3 clinical trials of lanifibranor, we have entered into agreements with several contract research organizations and contract manufacturing organizations. The total amount to be paid under these agreements amounted globally to €279 million as of December 31, 2023, with a repayment horizon up to 2029. These obligations represent off-balance sheet commitments.

Operating Capital Requirements

We expect our expenses to increase in connection with our ongoing activities, particularly as we continue the research and development of, continue or initiate clinical trials of, and seek marketing approval for, our product candidates. In addition, if we obtain marketing approval for any of our product candidates, we expect to incur significant commercialization expenses related to program sales, marketing, manufacturing and distribution to the extent that such sales, marketing and distribution are not the responsibility of collaborators. Accordingly, we need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital when needed or on attractive terms, we may be required to significantly curtail, delay or discontinue one or more of our research or development programs or the commercialization of any approved product or be unable to expand our operations or otherwise capitalize on our business opportunities, as desired, which could impair our prospects or our business operations.

As of the date hereof, we estimate, given our current cost structure and our projected expenditure commitments, that we should have sufficient funds to finance our activities until the beginning of the third quarter of 2024. Accordingly, our current cash and cash equivalents and short and long-term deposits are not sufficient to cover our operating needs for at least the next 12 months. In order to cover our needs for the next 12 months, taking into account our current business plan, we estimate needing approximately an additional €100 million during this period. To fund our activities until the publication of topline results from our NATiV3 trial, which is targeted for the first half of 2026, we estimate we would need approximately an additional €175 million (assuming we receive approximately €25 million in potential milestone or other payments during the period) to €200 million (assuming no potential milestone payments) (each estimate inclusive of the above referenced €100 million).These events and conditions indicate that a material uncertainty exists that may cast significant doubt on our ability to continue as a going concern and, therefore, we may be unable to realize our assets and discharge our liabilities in the normal course of business.

These estimates are based on our current business plan and exclude (i) other expenses related to the potential development of odiparcil or resulting from any potential in-licensing or acquisition of additional product candidates or technologies, or any associated development we may pursue, (ii) any potential milestone payments (other than those referenced above) that may be received or paid by us or potential financing. We may have based these estimates on incorrect assumptions and may have to use our resources sooner than expected. These estimates may be shortened in the event of an increase, beyond our expectations, in expenditure relating to the development programs, or if our development programs progress more quickly than expected.

In order to finance our activities, we need to raise additional funds, and we are actively reviewing potential financing (including debt, equity and equity-linked or other instruments) and strategic options and are discussing with potential counterparties and our financial advisors.

In particular, we may seek to raise additional funds to achieve our development goals for our research and development programs through:

●	potential sales of ADSs under our existing At-The-Market program, having an aggregate offering price of $58.0 million from time to time, which has a term until August 2, 2024;
●	other potential public or private securities offerings; and
●	potential strategic transactions such as business development partnerships and/or royalty deals.

Global macroeconomic conditions or disruptions and volatility in the U.S. and global financial markets linked in particular to geopolitical events that continue to impact the markets (including Russia’s invasion of Ukraine or the state of war between Israel and Hamas, including with respect to some clinical trial sites in Israel for the NATiV3 trial, and the related risk of a larger conflict) could affect our ability to obtain new financing.

The implementation and terms of any new financing will depend on factors, particularly economic and market factors, over which we have no control. Future financing could take the form of financial debt, which would affect our financial structure, a capital increase, which would result in shareholder dilution, other securities offerings or strategic transactions, such as a partnership or other arrangement.

In addition, we cannot guarantee that we will be able to obtain the necessary financing or execute any transaction, through any of the foregoing measures or otherwise, to meet our needs or to obtain funds at acceptable terms and conditions, on a timely basis, or at all especially taking into account the generally challenging environment for financing of biotech companies. If we are unable to obtain funding on a timely basis, we may be required to significantly curtail, delay or discontinue one or more of our research or development programs or the commercialization of any approved product or be unable to expand our operations or otherwise capitalize on our business opportunities, as desired, which could impair our prospects or our business operations. The perception that we may be unable to continue as a going concern may impede our ability to pursue any potential financing or strategic opportunities or to operate our business. Ultimately, if we are unable to continue as a going concern, we may have to liquidate our assets and may receive less than the value at which those assets are carried on our financial statements, and it is likely that investors will lose all or part of their investment. Any additional fundraising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to develop and, if approved, commercialize our product candidates.

For more information as to the risks associated with our future funding needs, see “Item 3.D—Risk Factors.”

C.Research and Development, patents and licenses, etc.

For a discussion of our research and development activities, see “Item 4.B—Business Overview” and “Item 5.A—Operating Results.”

D.Trend Information

For a discussion of trends, see “Item 4.B—Business Overview,” “Item 5.A—Operating Results” and “Item 5.B—Liquidity and Capital Resources.”

E.Critical Accounting Estimates

Our consolidated financial statements for the years ended December 31, 2021, 2022, and 2023 respectively, have been prepared in accordance with IFRS Accounting Standards as issued by the IASB.

Item 6.    Directors, Senior Management and Employees.

A.	Directors and Senior Management

The following table sets forth information concerning our executive officers and directors as of the date hereof:

Name	Age	Position(s)
Executive Officers
Frédéric Cren	58	Chief Executive Officer and Chairman of the Board of Directors
Pierre Broqua	62	Deputy Chief Executive Officer, Chief Scientific Officer and Director
Jean Volatier	59	Chief Financial Officer and Deputy General Manager
Michael Cooreman	66	Chief Medical Officer
Alice Roudot-Ketelers	53	Chief Operating Officer
Eric Duranson	50	General Counsel
Nathalie Harroy	57	Head of Human Resources
Pascaline Clerc	44	Executive Vice President, Strategy and Corporate Affairs
Non-Employee Directors
Chris Buyse(1)(4)(5)	59	Director
Lucy Lu	49	Director
Heinz Maeusli(3)	61	Director
Annick Schwebig(2)(3)(6)	73	Director
Martine Zimmermann	55	Director
(1)	Chairman of the audit committee.
(2)	Chairman of the compensation and appointments committee.
(3)	Member of the audit committee.
(4)	Member of the compensation and appointments committee.
(5)	As representative of Sofia BV, the legal entity that holds this board seat.
(6)	As representative of Cell+, the legal entity that holds this board seat.

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

Jean Volatier has served as our Chief Financial Officer since August 2012, and as our Deputy General Manager since January 26, 2024. Previously, Mr. Volatier was a senior consultant for I Care Environnement, a consulting company from January 2011 to October 2011, the interim Chief Financial Officer of the NAOS Group, a skin care company, from April 2010 to November 2010, and the Chief Financial Officer of the Soufflet Group, an agro-industry company from January 2007 to October 2008. He holds a master’s degree in management from Paris IX Dauphine University, PSL University, an executive specialized master’s degree in corporate social responsibility from MINES-ParisTech, PSL University, and the diplome d’etudes superieures comptables et financieres. He serves as board member, audit committee president and member of the corporate social responsibility committee of MaaT Pharma, a biotech company listed on Euronext since December 2021.

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

Alice Roudot-Ketelers has served as our has served as our Chief Operating Officer since February 2023 after having served as Vice President Pharmaceutical & Clinical Development from August 2021 to January 2023. From June 2014 to July 2021, Ms. Roudot-Ketelers served as Vice President Clinical Development at Genfit, a French biopharmaceutical company dedicated metabolic and liver-related diseases, where she was in charge of all drug development programs and oversaw cross-functional teams in Chemistry, Manufacturing and Controls, non-clinical and clinical development up to Phase III trials. She holds a master’s degree in Pharmacy from the University of Lyon, and a Doctor of Pharmacy degree from the University of Lille.

Eric Duranson has served as our General Counsel since July 2021. From February 2020 to June 2021, Mr. Duranson served as the head of the legal team for Western Europe of ResMed, a medical device company, and from January 2017 to January 2020 as the head of the for Western Europe legal team for Thermo Fisher Scientific, an analytical laboratory instrument manufacturing company. Prior to that, Mr. Duranson also served as in-house counsel for Sanofi Pasteur from May 2002 to October 2016 and bioMérieux from 1999 to May 2002. He holds a master’s degree in international business law from University Jean Moulin, Lyon III, and a master’s degree in ethics and health law from University Jean Moulin, Lyon III.

Nathalie Harroy has served as our Head of Human Resources since Inventiva’s inception in 2012. Prior to joining Inventiva, from 2010 to 2012 Ms. Harroy worked in human resources at Abbott Laboratories. Before its acquisition by Abbott Laboratories in 2010, she held various human resource-related roles within Solvay Pharmaceuticals. Ms. Harroy worked in R&D and the Scientific Affairs Division of Fournier Laboratories prior to its acquisition by Solvay Pharmaceuticals. She holds a DESE degree in Human Resources Management from Conservatoire National des Arts et Métiers (CNAM), Dijon.

Pascaline Clerc has served as our Executive Vice President, Strategy and Corporate Affairs since October 2023. Prior to that, she served as our Vice President of Global External Affairs between April 2021 and October 2023. Before joining Inventiva, from January 2018 to April 2021, Ms. Clerc served as founder and science policy & strategy advisor at Meliora Strategy, LLC, and as Vice President, External Affairs US at Genfit between January 2019 and October 2020. Ms. Clerc also served as Senior Director of Policy and Advocacy, Animal Testing Research Issues at The Humane Society of the United States between December 2012 and March 2017. She holds a master’s degree in biochemistry, cellular and molecular biology from the University Grenoble Alpes and a Ph.D in cellular biology from the University Grenoble Alpes.

Non-Employee Directors

Chris Buyse has served as a member of our Board of Directors since February 2017. Chris Buyse is currently the managing partner of Fund+, which is a life sciences investment fund that he co-founded in 2015. Previously, Mr. Buyse was Chief Financial Officer at ThromboGenics NV, a public biotechnology company, from 2006 to 2014. He is currently also serving as a director of Hyloris Pharmaceuticals NV, since December 2020, and IPA Therapeutics Inc., since August 2023. Mr. Buyse previously served as director of EYE-D Pharma SA, between March 2019 and March 2023. As director of Bone Therapeutics SA from 2008 to 2018, as director of Keyware Technologies NV from 2006 to 2019, and as director of Celyad SA from 2008 to 2022. Mr. Buyse holds a master’s degree in applied economic sciences from the University of Antwerp and a master’s degree in business administration from the Vlerick School of Management in Ghent.

Lucy Lu has served as a member of our Board of Directors since May 2018. She serves as the Chief Executive Officer of Microbial Machines, a biotech company focused on synthetically engineered bacteria to detect and treat diseases of the alimentary track since March 2023, and served as the Chief Operations Officer of Innovative Cellular Therapeutics, Inc., a development-stage biotech company focused on CAR T therapy for solid tumors, between April 2022 and February 2024. Prior to that, Dr. Lu was the Chief Executive Officer and a member of the Board of Directors of Avenue Therapeutics, Inc., a public biotechnology company, since its inception in 2015 until March 2022, and Executive Vice President and Chief Financial Officer of Fortress Biotech, Inc. from 2012 to 2017. Dr. Lu serves as a board member of Veru Inc., a public biopharmaceutical company, since 2021. Dr. Lu holds a doctor of medicine degree from the New York University School of Medicine and a master’s degree in business administration from the Leonard N. Stern School of Business at New York University. She also received a bachelor’s degree from the University of Tennessee’s College of Arts and Sciences.

Heinz Maeusli has served as a member of our Board of Directors since May 2019. Mr. Maeusli also serves as director and member of the audit committee and nominating & corporate governance committee of Lantheus since 2020. He previously served on the as a director and chairman of the audit committee of Progenics Pharmaceuticals from November 2019 to June 2020. Prior to joining our board, he served from 2003 to 2018 as the Chief Financial Officer of Advanced Accelerator Applications, a biopharmaceutical company operating in the field of nuclear medicine. Mr. Maeusli holds master’s degrees in business from Columbia Business School in New York and from the University of St. Gallen.

Annick Schwebig has served as a member of our Board of Directors since February 2017. In 2000, she founded Actelion Pharmaceuticals France SAS, a pharmaceuticals company specializing in developing drugs for orphan diseases, and was its Chairman and Chief Executive Officer from 2000 to 2015. Ms. Schwebig has held senior positions in the pharmaceutical industry, including Vice President Medical Affairs France and Vice President Research and Development Europe at Bristol-Myers Squibb, a global biopharmaceutical company, from 1983 to 2000. Ms. Schwebig has been a member of the Board of Directors of Cellectis S.A., a biotechnology company, between 2011 and June 2023. Ms. Schwebig is a graduate of the Paris Faculty of Medicine.

Martine Zimmermann has served as a member of our Board of Directors since April 2021. Ms. Zimmermann has been the Senior Vice President and Head of Regulatory Affairs and R&D Quality of Ipsen Biopharmaceuticals, a global biopharmaceuticals company, since January 2023. Previously, she served as Senior Vice President, Head of Global Regulatory & Quality Affairs of Alexion Pharma International from June 2016 until January 2023 and in various roles of increasing responsibility at Alexion Pharma International since 2009. Throughout her career, she has acquired extensive expertise as Regulatory Affairs Executive in both small and large pharmaceutical groups, holding senior roles in the United States, Europe and Asia-Pacific. Ms. Zimmermann has worked across all phases of drug development within several therapeutic areas, interacting with relevant regulatory authorities in key markets, including the U.S. Food and Drug Administration, the European Medicines agency and the Japanese Pharmaceuticals and Medical Devices Agency. Ms. Zimmerman also serves as director of Ligand Pharmaceuticals since 2023 and previously served as director of Caelum Biosciences between 2018 and 2019. Ms. Zimmerman holds a Doctor of Pharmacy degree from the University of Strasbourg.

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

The information regarding the diversity of our Board of Directors for the year ended December 31, 2022 is available in our Annual Report on Form 20-F for the year ended December 31, 2022.

Family Arrangements and Selection Arrangements

There are no family relationships among any of our executive officers or directors.

B.	Compensation

Compensation of Directors and Executive Officers

The aggregate compensation paid and benefits in kind granted by us to our current executive officers and directors, including share-based compensation, for the year ended December 31, 2023 was €3.3 million. For the year ended December 31, 2023, the total amount to be set aside or accrued to provide pension, retirement or similar benefits to our directors or our executive officers was €0.5 million.

Non-Employee Director Compensation

The total annual compensation amount is set by the Annual General Meeting. The most recent decision was made on May 28, 2018, setting this amount at €250,000 with effect from 2018. The following table sets forth information regarding the compensation earned by our non-employee directors for service on our Board of Directors during the year ended December 31, 2023. Mr. Cren, who is our Chief Executive Officer, and Dr. Broqua, who is our Deputy Chief Executive Officer and Chief Scientific Officer, are directors but do not receive any additional compensation for their services as directors.

The compensation of our non-employee directors takes their attendance at meetings of the Board of Directors and its committees into account as follows:

●	For attending at least 80% of the meetings of the Board of Directors held during the financial year: 50,000 euros per year per member;
●	For attending less than 80% of the meetings of the Board of Directors held during the financial year: a prorated amount based on 50,000 euros per year for 100% attendance;
●	For chairing a committee of our Board of Directors: a maximum of €13,000 per year; and
●	For membership of a committee of our Board of Directors (other than as chairperson): a maximum of €7,000 per year.

The 80% rule set out in the first two bullets above does not apply to compensation committees of our Board of Directors. The maximum compensation for attending committee meetings explained in the last two bullets assumes attendance of 100% of the meetings of such committees during the financial year. In the event of absence from a committee meeting, the compensation will be prorated.

The compensation our non-employee directors received for the financial year 2023 is set out in the table below.

	Gross Fees	Warrants
Name	Earned (€)(1)	(€)(2)	Total (€)
Sofia BV, represented by Chris Buyse	61,200	—	61,200
Lucy Lu(3)	43,200	—	43,200
CELL+, represented by Annick Schwebig	61,200	—	61,200
Heinz Maeusli	49,200	—	49,200
Martine Zimmermann	21,600	—	21,600
(1)	Includes out-of-pocket expenses paid by us.
(2)	This column represents the full grant date fair value of share warrants (bons de souscription d’actions) granted during the year as measured pursuant to the Black-Scholes option-pricing model.
(3)

The Board of Directors, in its meeting on November 9, 2022, appointed Dr. Lucy Lu as a new director. Dr. Lu had previously been Sofinnova Partners’ representative at Inventiva’s Board of Directors since January 2020. The nomination of Dr. Lu was ratified by the shareholders during the general shareholders meeting that took place on January 25, 2023.

Executive Director Compensation

The following table sets forth information regarding compensation earned by Frédéric Cren, our Chairman of the Board and Chief Executive Officer, and by Pierre Broqua, our Deputy Chief Executive Officer, Chief Scientific Officer and Director, during the year ended December 31, 2023.

					Equity		All Other		Paid	Incentive
	Salary		Bonus		awards		Compensation		leave	payments		Total
Name and principal position	(€)		(€)		(€)		(€)		(€)	(€)		(€)
Frédéric Cren	305,006	(1)	148,690	(2)	524,969	(3)	25,034	(4)	—	—		1,003,699
Chief Executive Officer and Chairman of the Board
Pierre Broqua	244,816	(1)	100,987	(2)	524,969	(3)	17,653	(4)	—	50,000	(5)	938,425
Deputy Chief Executive Officer, Chief Scientific Officer and Director
(1)	Reflects gross compensation before taxes.
(2)

For fiscal year 2023, variable compensation has been determined based on the achievement of targets set at the beginning of the year by the Board of Directors in view of Compensation and Appointments Committee recommendations. The performance criteria, which are qualitative in nature, are related to product development, clinical studies results, regulatory approval for certain products, as well as the marketing strategy and financial visibility.

(3)	Reflects valuation of 515,000 share warrants, and 600,000 performance warrants granted during fiscal year 2023.
(4)	Represents housing, car allowances and social guarantees for company managers and executives (GSC).
(5)

On December 20, 2023, we entered into an agreement for the transfer and communication of know-how with Mr. Pierre Broqua (the “Regulated Agreement”) to secure the transfer of Mr. Broqua’s intellectual property rights in the research and development work he carried out up to December 31, 2022 (the “Work Rights”). In consideration for the assignment of Work Rights, we will pay Mr. Broqua (i) €50,000 euros and (ii) a further €50,000 subject to the granting of a marketing authorization or the conclusion of a licensing agreement with a third party relating to the patents associated with the assignment of Work Rights (the “Assignment Remuneration”). The Board of Directors intends to propose a change to the remuneration policy for Mr. Broqua in respect of the 2023 financial year to provide for the allocation of the Assignment Remuneration at the 2024 Annual General Meeting. The foregoing payments of the Assignment Remuneration is subject to the approval by the 2024 Annual General Meeting of the resolution relating to the approval of the amendment to the remuneration policy for the Chief Executive Officer in respect of the 2023 financial year.

Following the entry in force of the Sapin 2 Law (French law No. 2016-1691 of December 9, 2016), the payment of the elements of variable compensation and, as appropriate, exceptional compensation attributed for a financial year to the Chairman of the Board, the Chief Executive Officer and the Deputy Chief Executive Officer, is conditional on approval by the next ordinary general meeting of their elements of compensation, paid or attributed during the said financial year (ex post vote). The payments of the above variable compensation are subject to approval by our shareholders at the extraordinary shareholder meeting to be held on May 23, 2024.

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

Equity Incentives

We believe our ability to grant equity incentives is a valuable and necessary compensation tool that allows us to attract and retain the best available personnel for positions of substantial responsibility, provides additional incentives to employees and promotes the success of our business. Due to French corporate law and tax considerations, we have historically granted or may grant in the future several different equity incentive instruments to our directors, executive officers, employees and other service providers, including:

●	founder’s share warrants (bons de souscription de parts de créateur d’entreprise, or BSPCE), which are granted to our officers and employees;
●	share warrants (bons de souscription d’actions, or BSA), which have historically only been granted to non-employee directors and a consultant of the company;
●	restricted, or free, shares (actions gratuites, or AGA); and
●	stock options (options de souscription et/ou d’achats d’actions).
●	performance units (plan d’attribution gratuite d’unités de performance, or PAGUP)

Our Board of Directors’ authority to grant these equity incentive instruments and the aggregate amount authorized to be granted under these instruments must be approved by a two-thirds majority of the votes held by our shareholders present, represented or voting by authorized means, at the relevant extraordinary shareholders’ meeting. Once approved by our shareholders, our Board of Directors can grant founder’s share warrants and share warrants for up to 18 months, and free shares and stock options for up to 38 months from the date of the applicable shareholders’ approval. The authority of our Board of Directors to grant equity incentives may be extended or increased only by extraordinary shareholders’ meetings. As a result, we typically request that our shareholders authorize new pools of equity incentive instruments at every annual shareholders’ meeting.

We had sixteen share-based compensation plans in force in 2023 for our executive officers, non-employee directors, employees and service providers, the BSPCE 2013-1 and BSPCE 2021 Plans, AGA 2021-1, AGA 2021 bis and AGA 2022, AGA 2023-1, AGA 2023-2 Plans, the BSA 2017, BSA 2018, BSA 2019, BSA 2019 bis, BSA 2019 ter, and BSA 2021, BSA 2023-1 and BSA 2023-2 Plans, and the 2023 PAGUP Plan. In general, founder’s share warrants and share warrants no longer continue to vest following termination of the employment, office or service of the holder and all vested shares must be exercised within post-termination exercise periods set forth in the grant documents. In the event of certain changes in our share capital structure, such as a consolidation or share split or dividend, French law and applicable grant documentation provides for appropriate adjustments of the numbers of shares issuable and/or the exercise price of the outstanding warrants.

Founder’s Share Warrants (bons de souscription de parts de créateur d’entreprise)

Founder’s share warrants have traditionally been granted to certain of our employees who were French tax residents because the warrants carry favorable tax and social security treatment for French tax residents. Similar to options, founder’s share warrants entitle a holder to exercise the warrant for the underlying vested shares at an exercise price per share determined by our Board of Directors and at least equal to the fair market value of an ordinary share on the date of grant. However, unlike options, the exercise price per share is fixed as of the date of implementation of the plans pursuant to which the warrants may be granted, rather than as of the date of grant of the individual warrants.

Our shareholders, or pursuant to delegations granted by our shareholders, our Board of Directors, determines the recipients of the warrants, the dates of grant, the number and exercise price of the founder’s share warrants to be granted, the number of shares issuable upon exercise and certain other terms and conditions of the founder’s share warrants, including the period of their exercisability and their vesting schedule.

In 2023, we had two founder’s share warrants plans in force:

BSPCE 2013-1 (2013) Plan (plan terminated in January 2024)

	BSPCE 2013-1
Plan title	(2013) plan
Meeting date	November 25, 2013
Dates of allocation	December 13, 2013
Total number of BSPCEs authorized	15,013	(1)
Total number of BSPCEs granted	9,027	(2)
Start date for the exercise of the BSPCEs		(3)
BSPCE expiration date	January 25, 2024
BSPCE exercise price	€ 58.50	(4)
Number of shares subscribed as of December 31, 2023	—
Total number of BSPCEs granted but not exercised as of December 31, 2023	—
Total number of shares available for subscription as of December 31, 2023	—
Maximum number of new shares that can be issued	—
(1)	Represents the aggregate number of warrants authorized under the BSPCE 2013-1 plans.
(2)	Of which 2,729 BSPCEs need to be excluded following cancellation or lapse for the BSPCE 2013-1 (2013) plan.
(3)

Prior to lapsing, the vested BSPCE 2013-1 share warrants were exercisable, all or in part, at the election of each holder, (1) within three days as from the notification by us that an agreement has been entered into between one or more shareholders and another party resulting in the change of control of the Company within the meaning of Article L. 233-3-I of the French Commercial Code, as a result of transfer of our shares or merger by absorption of us, or (2) within ten days following the end of a period of 30 calendar days beginning on the date on which the price of our shares (including ordinary shares in the form of ADSs) is fixed as part of an initial public offering by us, and the admission of our shares to a regulated or unregulated market, in France, the EU or a stock exchange outside the EU, or (3) in the event of our shares being admitted to trading on a regulated or unregulated market, in France, EU or foreign exchange: (x) if the listing takes place between December 5 and 31 of a year “N”, during a period from January 5 to 20 of each calendar year as from the second year following the year “N” in which the listing occurred; (y) if the listing takes place during a period other than the period referred to above: during a period from January 5 to 20 of each calendar year from the date immediately following the calendar year in which the listing took place. Notwithstanding the foregoing, in case of notification by us to the holders of BSPCE 2013-1 that the shareholders holding more than half of the capital and voting rights have accepted a purchase offer from one or more shareholders or third parties, acting alone or jointly, for all of the shares issued by us, the holders would have been required to exercise all of their BSPCE 2013-1 within 20 days from such notification.

(4)	Price for the subscription of 100 new ordinary shares.

BSPCE 2021 (2021) Plan

On April 16, 2021, the Board of Directors approved the allocation of 600,000 founder share warrants (BSPCE 2021) to Mr. Frédéric Cren and Mr. Pierre Broqua as corporate officers of the Company;

	BSPCE 2021
Plan title	(2021) plan
Decision of issuance by the Board of Directors	04/16/2021
Grant date	04/16/2021
Beneficiary	Directors (Frederic Cren and Pierre Broqua)	(1)
Number of BSPCE granted	600,000
Expiration date	03/31/2034
Number of shares per BSPCE	1
Subscription price (€)	0
Exercise price (€)	11.74
Performance condition	Partially	(2)
Valuation method used	Monte Carlo
Fair value at grant date (€)	5.4 – 5.7

(1)Mr. Cren and Mr. Broqua each received a grant of 300,000 founder share warrants.

(2)

The vesting of the BSPCE 2021 occurred as follows: (i) 50% of the BSPCE 2021 vested if the holder is employed by us at the date of the Board of Directors meeting voting on the financial statements for the fiscal year ending December 31, 2023 and (ii) 50% of the BSPCE 2021 vest if (i) the abovementioned presence condition is met, and (ii) certain performance conditions are met. The performance conditions were as follows: (i) sufficient cash flow for the next 12 months (10%), (ii) recruitment of new patients in the NATiV3 study (20%) and total shareholder return (20%). At its meeting on March 25, 2024, the Board of Directors acknowledged that of the 50% of BSPCE 2021 subject to performance conditions, 72% had become exercisable and 28% had lapsed.

Share Warrants (bons de souscription d’actions)

Share warrants have historically been granted to our non-employee directors and consultants that regularly work in partnership with us. Similar to options, share warrants entitle a holder to exercise the warrant for the underlying vested shares at an exercise price per share determined by our Board of Directors and at least equal to the fair market value of an ordinary share on the date of grant. However, unlike options, the exercise price per share is fixed as of the date of implementation of the plans pursuant to which the warrants may be granted, rather than as of the date of grant of the individual warrants.

As of December 31, 2023, we had issued eight types of share warrants as follows:

	BSA		BSA		BSA		BSA		BSA		BSA	BSA	BSA
Plan title	2017 plan		2018 plan		2019 plan		2019 bis plan		2019 ter plan		2021 plan	2023 plan	2023-2 Plan
Meeting date	May 29, 2017		May 28, 2018		May 27, 2019		May 27, 2019		May 27, 2019		April 16, 2021	May 25, 2023	December 15, 2023
Decision of issuance by the Board of Directors	May 29, 2017		December 14, 2018		June 28, 2019		March 9, 2020		March 9, 2020		April 16, 2021	May 25, 2023	December 15, 2023
Total number of BSAs authorized (General meeting)	600,000		600,000		600,000	(1)	600,000	(1)	600,000	(1)	50,000	10,000	20,000
Total number of BSAs authorized (Board of Directors)	195,000	(2)	126,000	(3)	10,000		10,000		36,000		50,000	10,000	20,000
Total number of BSA subscribed	195,000		126,000		10,000		10,000		36,000		16,000	—	—
Start date for the exercise of the BSAs	(2)		(3)		(4)		(5)		(6)		(8)	(9)	(9)
BSA expiration date	May 29, 2027		December 14, 2028		June 28, 2029		March 9, 2030		March 9, 2030		March 31, 2034	March 31, 2036	March 31, 2036
BSA exercise price per share	€6.675		€6.067		€2.20		€3.68		€3.68		€11.74	€2.51	€3.91
Number of shares subscribed as of December 31, 2023	—		—		—		—		—		—	—	—
Total number of shares available for subscription as of December 31, 2023	130,000		116,000		10,000		10,000		36,000		14,333	10,000	20,000
Maximum number of new shares that can be issued	130,000		116,000		10,000		10,000	(7)	36,000	(7)	14,333	10,000	20,000
(1)	Total number of BSAs authorized for all 2019 plans is 600,000.

(2)	All rights granted under this plan have fully vested. 10,000 BSA 2017 were exercised and 55,000 BSA 2017 were cancelled or have lapsed.
(3)	All rights granted under this plan have fully vested. 10,000 BSA 2018 were cancelled or have lapsed.
(4)	All rights granted under this plan have fully vested.
(5)	All rights granted under this plan have fully vested.
(6)

BSA 2019 ter share warrants have been subscribed to. If subscribed, they will only be exercisable in three tranches at the end of the following periods: (1) one third on March 9, 2021, (2) one third on March 9, 2022 and (3) the balance on March 9, 2023, subject to, for each of these dates, that a consultancy agreement still being in effect and no notice of termination having been given by David Nikodem and/or Sapidus Consulting Group LLC or by us.

(7)	On March 9, 2020, our Board of Directors granted 10,000 BSA 2019 bis and 36,000 BSA 2019 ter all of which have been subscribed by the beneficiaries.
(8)

The BSA 2021 share warrants will vest on the date of the meeting of the Board of Directors whose agenda is the approval of our financial statements for the fiscal year ending December 31, 2023. Subject to this vesting period, BSA 2021 share warrants may be exercised by the holders according to the following conditions: (1) fifty percent (50.00%) of the BSA 2021 will be exercisable subject to compliance by each of the holders with a condition of presence; and (2) fifty percent (50.00%) of the BSA 2021 will be exercisable subject to (i) compliance by each of the holders with a condition of presence and (ii) the achievement of certain performance conditions. 30,000 BSA granted under this plan were cancelled in June 2021 and 4,000 were cancelled in 2022. The BSA 2021 share warrants will expire ten years after vesting.

(9)

Estimated date: the BSA 2023 and BSA 2023-2 may be exercised from the date of the Board of Directors’ meeting called to approve our financial statements for the financial year ending December 31, 2025, and until the end of a period of ten (10) years from that date.

Our shareholders, or pursuant to delegations granted by our shareholders, our Board of Directors, determines the recipients of the warrants, the dates of grant, the number and exercise price of the share warrants to be granted, the number of shares issuable upon exercise and certain other terms and conditions of the share warrants, including the period of their exercisability and their vesting schedule.

Free Shares (actions gratuites)

Under our Free Share Plans, adopted by our Board of Directors on:

●	April 16, 2021 for the 2021 Free Share Plan
●	December 8, 2021 for the 2021 bis Free Share Plan
●	December 8, 2022 for the 2022 Free Share Plan
●	May 25, 2023 for the 2023-1 Free Share Plan,
●	December 15, 2023 for the 2023-2 Free Share Plan,

we have granted free shares to certain of our employees and officers.

Free shares may be granted to any individual employed by us or by any affiliated company. Free shares may also be granted to our Chairman, our Chief Executive Officer and our Deputy Chief Executive Officer. However, no free share may be granted to a beneficiary holding more than 10% of our share capital or to a beneficiary who would hold more than 10% of our share capital as a result of such grant. In addition, under French law, the maximum number of shares that may be granted shall not exceed 10% of the share capital as at the date of grant of the free shares (30% if the allocation benefits all employees).

The conditions for the allocation of free shares as decided by the Board of Directors at its meetings of April 16, 2021 and December 8, 2022, May 25, 2023 and, December 15, 2023 are set out below. None of the interested parties holds more than 10% of the share capital, no allocation will result in one of the interested parties holding more than 10% of the share capital and no corporate officer has benefited from said allocations:

2021-1 Free Share Plan

On April 16, 2021, the Board of Directors adopted a plan to allocate 466,000 shares (“AGA 2021-1”) to 93 employees.

Rights granted under the AGA 2021-1 plan will vest on the date of the meeting of the Board of Directors whose agenda is the approval of our financial statements relating to the fiscal year ending December 31, 2023. Subject to this vesting period, 50% of the shares will be definitely allocated subject to compliance by the beneficiary with a condition of presence and 50% of the shares will be definitively allocated subject to (i) the fulfillment by the beneficiary of a condition of presence and (ii) the achievement of certain performance conditions.

Since their issuance, certain beneficiaries have left us and 18,000 shares issued pursuant to AGA 2021-1 have expired and were cancelled.

2021 bis Free Share Plan

On December 8, 2022, the Board of Directors adopted a plan to allocate 123,000 shares (the “AGA 2021 bis”) to 13 employees.

Rights granted under the AGA 2021 bis plan will vest on the date of the meeting of the Board of Directors whose agenda is the approval of our financial statements relating to the fiscal year ending December 31, 2023. Subject to this vesting period, 50% of the rights shares will be definitely allocated subject to compliance by the beneficiary with a condition of presence and 50% of the shares will be definitively allocated subject to (i) the fulfillment by the beneficiary of a condition of presence and (ii) the achievement of certain performance conditions.

2022 Free Share Plan

On December 8, 2022, the Board of Directors adopted a plan to allocate 373,000 shares (the “AGA 2022”) to 110 employees.

Rights granted under the AGA 2022 plan will vest on the date of the meeting of the Board of Directors whose agenda is the approval of our financial statements relating to the fiscal year ending December 31, 2023. Subject to this vesting period, 50% of the rights shares will be definitively allocated subject to compliance by the beneficiary with a condition of presence and 50% of the shares will be definitively allocated subject to (i) the fulfillment by the beneficiary of a condition of presence and (ii) the achievement of certain performance conditions.

2023 Free Share Plans

On May 25, 2023, the Board of Directors adopted a plan to allocate 300,000 shares (the “AGA 2023-1”) to Pierre Broqua.

Rights granted under the AGA 2023-1 plan will vest on the date of the meeting of the Board of Directors whose agenda is the approval of our financial statements relating to the fiscal year ending December 31, 2023. Subject to this vesting period, 75% of the rights shares will be definitely allocated subject to compliance by the beneficiary with a condition of presence and 25% of the shares will be definitively allocated subject to the achievement of certain performance conditions.

On December 15, 2023, the Board of Directors adopted a plan to allocate 760,000 shares (the “AGA 2023-2”) to 122 employees.

Rights granted under the AGA 2023-2 plan will vest on the date of the meeting of the Board of Directors whose agenda is the approval of our financial statements relating to the fiscal year ending December 31, 2023. Subject to this vesting period, 100% of the rights shares will be definitely allocated subject to compliance by the beneficiary with a condition of presence.

Performance Units Plan

The Board of Directors decided on May 25, 2023 to grant 300,000 performance units, or PAGUP 2023. The PAGUP is contingently cash settled. The most probable settlement is equity settled.

		Reference	Outstanding			Forfeited /
Type	Grant Date	Price	1/1/2023	Issued (1)	Exercised (1)	Lapsed (1)	Outstanding (1)	Exercisable (1)
PAGUP 2023	5/25/2023	€ 2.60	—	300,000	—	—	300,000	—
TOTAL PAGUP			—	300,000	—	—	300,000	—
(1)	As of December 31, 2023.

The main characteristics of the PAGUP 2023 are:

●	Grant date: May 25, 2023
●	Beneficiary: Frédéric Cren, as Chief Executive Officer and Chairman of our Board of Directors
●	Vesting and holding period (in years): 4
●	Service condition: Yes
●	Market Performance condition: No
●	Number of performance units granted: 300,000
●	Number of shares per performance unit: 1
●	Valuation method used: PAGUPs 2023 are valued on the basis of the share price less future dividends, discounted at the risk-free rate.
●	Fair value per PAGUP 2023 at grant date: €2.60

The purpose of this plan is to provide Frédéric Cren, Chief Executive Officer and chairman of our board, with a long-term incentive scheme under economically comparable conditions to those granted to Pierre Broqua, Deputy Chief Executive Officer and director, under the AGA 2023-1 plan. As of May 25, 2023, Frédéric Cren is not eligible for a free allotment of our shares under Article L. 225-197-1 II of the French Commercial Code, as he holds more than 10% of our share capital. However, Article L. 225-197-1 II of the French Commercial Code has been amended and now states that only shares in the company held directly by an employee or corporate officer for less than seven years are included in this percentage. Frédéric Cren therefore became eligible for a free allotment of shares on this basis, the Board of Directors undertakes to allot to the beneficiary, in substitution for the performance units, an equivalent number of free shares. The free shares that will replace the performance units will be governed by AGA Regulation 2023-1.

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

	Current position(s)	Year of initial appointment	Term expiration year
Frédéric Cren	Chief Executive Officer; Chairman of the Board of Directors	2011(1)	2025
Pierre Broqua	Deputy Chief Executive Officer; Chief Scientific Officer; Director	2011(2)	2025
Sofia BV represented by Chris Buyse	Director	2017(3)	2025
Lucy Lu	Director	2022(4)	2024
Heinz Maeusli	Director	2019	2024(4)
Martine Zimmermann	Director	2021	2024(4)
CELL+ represented by Annick Schwebig	Director	2017	2025
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

(5)

In accordance with article 15 of our articles of association, the general shareholders meeting of May 19, 2022 reduced the terms of office of Martine Zimmerman and Heinz Maeusli during their mandate renewal to two years, to follow the recommendation of the Middlenext Governance Code that companies have staggered renewal terms for directors.

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

The principal responsibility of our audit committee is to monitor the existence and efficacy of the company’s financial audit and risk control procedures on an ongoing basis. Our Board of Directors has specifically assigned the following duties to the audit committee:

Financial statements and financial information:

●	examining our annual and interim financial statements;
●	validating the relevance of our accounting methods, choices and policies;
●	verifying the relevance of the financial information published by us;

Internal control:

●	assuring that internal control procedures are implemented and followed, with the assistance of internal and external quality audits;
●	examining and approving the schedule of work for internal and external audits;
●	reviewing any subject capable of having a meaningful financial and accounting impact on us;
●	risk management;
●	cybersecurity;
●	examining the state of significant disputes and off-balance-sheet commitments and risks, the adequacy of risk monitoring procedures and the relevance of any regulated agreements;
●	directing the selection of statutory auditors, their compensation and ensuring their independence;
●	helping to ensure the correct performance of the statutory auditors; and
●	establishing the rules for the use of statutory auditors for work other than auditing accounts and verifying the correct execution thereof.

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

Our Board of Directors has specifically assigned the following duties to the compensation and appointments committee:

●	formulating recommendations and proposals concerning (1) the various components to compensation, pension and health insurance plans for officers and directors, (2) the procedures for establishing the variable portion of their compensation; (3) a general policy for awarding shares pursuant to our equity incentive plans (including dilutive instruments);
●	examining the amount of compensation and the system for distributing them among the directors taking into account their dedication and the tasks performed within the Board of Directors;
●	advising and assisting the Board of Directors as necessary in the selection of senior executives and the establishment of their compensation;
●	assessing any increases in capital reserved to employees;
●	assisting the Board of Directors when selecting new members;

●	ensuring the implementation of structures and procedures to allow the application of good governance practices within the company;
●	preventing conflicts of interest within the Board of Directors; and
●	implementing the Board of Directors’ evaluation procedure.

Frequency of Board and Board Committee Meetings

Under the terms of its internal regulations, the Board of Directors meets at least 4 times a year, and as often as our interests require. In 2023, the Board of Directors met eight times. The annual collective attendance rate of the Board of Directors is over 91%.

In 2023, the Audit Committee met five times, on January 25, March 27, June 26, September 26, and December 15, 2023. In 2023, the annual collective attendance rate of the Audit Committee was over 93%. During this year, the deployment of our risk management and internal control system was reviewed, including the SOX (Sarbanes-Oxley) framework.

In 2023, the Compensation and Appointments Committee met four times, on January 6, January 30, May 2, and November 27, 2023. In 2023, the annual collective attendance rate of Compensation and Appointments Committee was 100%.

D.	Employees

As of December 31, 2023, we had 123 employees, 120 of whom were full-time employees and 3 of whom were part-time employees. As of December 31, 2023, 96 of our employees were engaged in research and development activities and 27 of our employees were engaged in business development, finance, information systems, facilities, human resources or administrative support. As of December 31, 2023, 112 of our employees were located in France, 9 in the U.S and 2 elsewhere.

Our French employees are represented by collective bargaining agreements of the pharmaceutical industry. We believe that we maintain good relations with our employees.

	At December 31,
Function:	2021	2022	2023
Business development, Finance, IT, Facilities, Human Resources or Administrative Support	23	24	27
Research and development	82	89	96
Total	105	113	123
Geography:
France	98	103	112
United States	5	8	9
Elsewhere	2	2	2
Total	105	113	123

E.	Share Ownership

For information regarding the share ownership of our directors and senior management, see “Item 6.B Compensation” and “Item 7.A Major Shareholders.”

F.	Disclosure of a registrant’s action to recover erroneously awarded compensation.

Not applicable.

Item 7.    Major Shareholders and Related Party Transactions.

A.	Major Shareholders

The following table and accompanying footnotes sets forth, as of March 1, 2024, information regarding beneficial ownership of our ordinary shares by:

●	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our ordinary shares;
●	each of our executive officers;
●	each of our directors; and
●	all of our executive officers and directors as a group.

Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security, including free shares that vest within 60 days of March 1, 2024 and options and warrants that are currently exercisable or exercisable within 60 days of March 1, 2024. Shares subject to free shares that vest within 60 days of March 1, 2024 and shares subject to warrants currently exercisable or exercisable within 60 days of March 1, 2024 are deemed to be outstanding for computing the percentage ownership of the person holding these free shares and warrants and the percentage ownership of any group of which the holder is a member, but are not deemed outstanding for computing the percentage of any other person.

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

Our calculation of the percentage of beneficial ownership is based on 52,115,807 of our ordinary shares outstanding as of March 1, 2024.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Inventiva S.A., 50 rue de Dijon, 21121 Daix, France.

	Number of	Percentage of
	shares	shares
	beneficially	beneficially
Name of beneficial owner	owner	owned
5% Shareholders:
BVF Partners L.P.(1)	8,545,499	16.4%
Frédéric Cren(2)	5,827,224	11.1%
New Enterprise Associates(3)	5,572,953	10.7%
Qatar Holding LLC(4)	5,157,233	9.9%
Sofinnova Crossover I SLP(5)	5,070,266	9.7%
Pierre Broqua(6)	4,097,500	7.8%
Entities affiliated with Yiheng Capital Management, L.P.(7)	3,845,676	7.4%
Directors and Executive Officers:
Frédéric Cren(2)	5,827,224	11.1%
Pierre Broqua(6)	4,097,500	7.8%
Jean Volatier(8)	171,300	*
Michael Cooreman(9)	36,500	*
Alice Roudot-Ketelers(10)	36,500	*
Eric Duranson(11)	36,500	*
Nathalie Harroy(12)	80,033	*
Pascaline Clerc(13)	18,250	*
Sofia BV, represented by Chris Buyse(14)	30,000	*
Lucy Lu	—	—
CELL+ represented by Annick Schwebig(15)	33,076	*
Heinz Maeusli	—	—
Martine Zimmermann	—	—
All directors and executive officers as a group (13 persons)	10,366,883	19.7%

*       Represents beneficial ownership of less than 1%.

(1)

The information shown is based upon disclosures on a Schedule 13D/A filed with the SEC on September 25, 2023 by BVF Partners L.P. (“BVF Partners”) on behalf of itself and Biotechnology Value Fund, L.P. (“BVF”), BVF I GP LLC (“BVF GP”), Biotechnology Value Fund II, L.P. (“BVF2”), BVF II GP, LLC (“BVF2 GP”), Biotechnology Value Trading Fund OS LP (“Trading Fund OS”), BVF Partners OS Ltd. (“Partners OS”), BVF GP Holdings LLC (“BVF GPH”), BVF Inc., and Mark N. Lampert. BVF beneficially owned 4,630,461 shares, including 451,003 shares underlying ADSs held by it, (ii) BVF2 beneficially owned 3,321,861 shares, including 234,997 Shares underlying ADSs held by it, (iii) Trading Fund OS beneficially owned 397,086 shares, including 40 Shares underlying ADSs held by it, and (iv) 196,091 Shares were held by BVF, BVF2, Trading Fund OS and a certain managed accounts. The principal business address for BVF Partners L.P. is 44 Montgomery Street 40th Floor, San Francisco, CA 94104.

(2)	Consists of 5,612,224 ordinary shares and 215,000 founder share warrants granted under the BSPCE 2021 Plan that vested on March 25, 2024.
(3)	Consists of 4,110,367 ordinary shares and 1,462,586 ADSs. The principal business address for New Enterprise Associates is 1954 Greenspring Drive, Suite 600, Timonium, Maryland 21093, United States.
(4)

The information shown is based upon disclosures on a Schedule 13G filed with the SEC on September 5, 2023 by Qatar Investment Authority on behalf of itself and Qatar Holding LLC. Consists of 5,157,233 ordinary shares. The principal business address for Qatar Investment Authority is Ooredoo Tower (Building 14), Al Dafna Street (Street 801), Al Dafna (Zone 61), Doha, P.O. Box 23224, Qatar.

(5)

The information shown is based upon disclosures on a Schedule 13G filed with the SEC on February 9, 2024 by Sofinnova Crossover I SLP (“SC”), Sofinnova Partners SAS (“SP SAS”), and Antoine Papiernik (“Papiernik”), Cédric Moreau (“Moreau”), Kinam Hong (“Hong”), Joseph Anderson (“Anderson”) and Jacques Theurillat (“Theurillat”), the members of the investment committee of SC. SP SAS is the management company of SC. Consists of 5,070,266 ordinary shares, including ordinary shares represented by ADSs held by Sofinnova Crossover I SLP. The principal business address of each is 7-11, boulevard Haussmann 75009 Paris, France.

(6)	Consists of 3,882,500 ordinary shares and 215,000 founder share warrants granted under the BSPCE 2021 Plan that vested on March 25, 2024.
(7)

Consists of 3,845,676 ordinary shares held for the account of Yiheng Capital Partners, L.P. (the “Partnership”). Yiheng Capital Management, LP (the “Investment Manager”) serves as investment manager to the Partnership. Mr. Yuanshan Guo is the managing member of the Investment Manager. In such capacity, Mr. Guo and the Investment Manager may be deemed to have voting and dispositive power with respect to the shares held for the Partnership. Each disclaims beneficial ownership of the securities reported herein except to the extent of that person’s pecuniary interest therein. The principal office of each is 101 California Street, Suite 2880, San Francisco, CA 94111.

(8)	Consists of 149,800 ordinary shares and 21,500 free shares granted under the AGA 2021 Plan that vested on March 25, 2024.
(9)	Consists of 15,000 ordinary shares and 21,500 free shares granted under the AGA 2021 Plan that vested on March 25, 2024.
(10)	Consists of 15,000 ordinary shares and 21,500 free shares granted under the AGA 2021 Plan that vested on March 25, 2024.

(11) Consists of 15,000 ordinary shares and 21,500 free shares granted under the AGA 2021 Plan that vested on March 25, 2024.

(12)	Consists of 65,700 ordinary shares and 14,333 free shares granted under the AGA 2021 Plan that vested on March 25, 2024.
(13)	Consists of 7,500 ordinary shares and 10,750 free shares granted under the AGA 2021 Plan that vested on March 25, 2024.
(14)	Consists of 30,000 ordinary shares issuable upon the exercise of share warrants (BSA).
(15)	Consists of 30,000 ordinary shares issuable upon the exercise of share warrants (BSA) and 3,076 shares held by Dr. Schwebig in her own name.

Significant Changes in Percentage Ownership

According to its filings with the Securities and Exchange Commission, Yiheng Capital Management L.P. purchased 982,679 ordinary shares or ADSs in the second quarter of 2022, increasing its position by approximately 59%, to approximately 6.5%.

On August 30, 2023, we entered into subscription agreements with certain investors, pursuant to which we agreed to issue and sell, and such investors agreed to purchase and acquire, an aggregate of 9,618,638 of our ordinary shares. In this transaction,

●	Qatar Holding LLC, who did not previously own any of our shares, subscribed to 5,157,233 new ordinary shares for an amount of approximately €16.4 million, representing an approximate 9.9% stake in us;
●	Sofinnova Partners, who held a stake of approximately 8.0% prior to the transaction, subscribed to 1,688,327 new ordinary shares for an amount of approximately €5.4 million. After the transaction, Sofinnova Partners held approximately 9.7% of our share capital on a non-diluted basis; and
●	Yiheng Capital, who held a stake of approximately 6.3% prior to the transaction, subscribed to 1,200,750 new ordinary shares for an amount of approximately €3.8 million. After the transaction, Yiheng Capital held approximately 7.4% of our share capital on a non-diluted basis.

Voting Rights

A double voting right is attached to each registered share which is held in the name of the same shareholder for at least two years. Any of our principal shareholders who have held our ordinary shares in registered form for at least two years have this double voting right.

Shareholders in the United States

As of December 31, 2023, to the best of our knowledge 21,291,980 of our outstanding ordinary shares (including ordinary shares in the form of ADSs) were held by 12 shareholders of record in the United States. The actual number of holders is greater than these numbers of record holders, and includes beneficial owners whose ordinary shares or ADSs are held in street name by brokers and other nominees. This number of holders of record also does not include holders whose shares may be held in trust by other entities.

B.	Related Party Transactions

Since January 1, 2023, we have engaged in the following transactions with our directors, executive officers and holders of more than 5% of our outstanding voting securities and their affiliates, which we refer to as our related parties.

Arrangements with Our Directors and Executive Officers

Director and Executive Officer Compensation

We are parties to employment agreements and other compensation arrangements, including equity compensation arrangements, with our directors and executive officers in the ordinary course of business.

Agreement with Pierre Broqua

On December 15, 2023, the Board of Directors authorized the Company to enter into an agreement with Pierre Broqua, Deputy Chief Executive Officer, Chief Scientific Officer and director of the Company. In this agreement, Pierre Broqua transferred certain of his intellectual property rights related to patents to us in consideration of a payment of €50,000 (net of taxes) and an additional one-time milestone payment of €50,000 (net of taxes) conditioned upon the occurrence of (i) regulatory approval for lanifibranor in the U.S. or the EU, or (ii) Inventiva entering into a license agreement covering the U.S. or EU market. This agreement was executed on December 20, 2023.

Related Person Transaction Policy

We comply with French law regarding approval of transactions with related parties. We have adopted a related person transaction policy that sets forth our procedures for the identification, review, consideration and approval or ratification of related person transactions.

For purposes of our policy only, a related person transaction is defined as (1) any transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we and any related person are, were or will be participants and the amount involved exceeds $120,000 or (2) any agreement or similar transaction under French law which falls within the scope of Article L. 225-38 of the French Commercial Code. However, such transactions, when entered into in the ordinary course of business (“opérations courantes”), at arms’ length (“conclues à des conditions normales”) (the “Ordinary Transactions Conducted under Normal Conditions”) or entered into between a fully-owned company and its holding company and not exceeding US$120,000, are deemed not to create or involve a material interest on the part of the related person and are not to be reviewed, nor will they require approval or ratification, under our policy.

A related person is any executive officer, director (or any natural person representing a director on the Board on an ongoing basis), censeur, or beneficial owner of more than 5% of any class of our voting securities, including any of their immediate family members and any entity owned or controlled by such persons.

Under the policy, any proposed transaction that has been identified as a related person transaction may be consummated or materially amended only following approval by our board of directors in accordance with the provisions of our policy. Any related person transaction falling within the scope of Article L. 225-38 of the French Commercial Code is subject to (i) prior approval of our board of directors and (ii) ratification by our shareholders at our next general meeting of shareholders based on a special report of our auditors, with the relevant related persons abstaining from voting. Any related person transaction, if not initially identified as a related person transaction prior to consummation, shall be submitted to the Board for review and ratification in accordance with the approval policies set forth above as soon as reasonably practicable. The Board shall consider whether to ratify and continue, amend and ratify, or terminate or rescind such related person transaction.

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

Not applicable.

Item 8.    Financial Information.

A.	Consolidated Statements and Other Financial Information

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

Subject to the requirements of French law and our bylaws, dividends may only be distributed from our distributable profits, plus any amounts held in our available reserves which are reserves other than legal and statutory and revaluation surplus. See “Item 10.B Memorandum and Articles of Association” for further details on the limitations on our ability to declare and pay dividends. Dividend distributions, if any in the future, will be made in euros and converted into U.S. dollars with respect to the ADSs, as provided in the deposit agreement.

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

Finance Contract with the European Investment Bank

On May 16, 2022, we entered into the Finance Contract with the EIB for up to €50 million to support our preclinical and clinical pipeline, including to fund a portion of our NATiV3 Phase III clinical trial of lanifibranor in patients with NASH.

The Finance Contract provides for funding in two equal tranches of €25 million.

●	The disbursement of the first tranche was subject to, among other conditions, (i) our entering into a subscription agreement to issue warrants to EIB, in a form and substance satisfactory to EIB, and (ii) the receipt by us from the date of the Finance Contract of an aggregate amount of at least €18 million, paid either in exchange for our shares, or through upfront or milestone payments. We satisfied the conditions and drew down this first tranche in December 2022.
●	The disbursement of the second tranche was further subject to, among other conditions, (i) the full drawdown of the first tranche, (ii) the receipt by us from the date of the Finance Contract of an aggregate amount of at least €70 million (inclusive of the €18 million set forth above), paid either in exchange for our shares, or through upfront or milestone payments, (iii) the issuance of warrants to EIB, (iv) (a) an out-licensing, partnership or royalty transaction with an upfront payment of at least €10 million, or (b) the initiation of a Phase III clinical trial of cedirogant by AbbVie, a which partnership has been terminated following AbbVie’s decision to stop the development of cedirogant following the analysis of a nonclinical toxicology study; and (v) evidence of at least (a) 850 patients enrolled, or (b) 650 patients enrolled and 300 sites activated, globally in our Phase III clinical trial of lanifibranor. We satisfied the conditions and drew down this second tranche in January 2024.

Borrowings under the Finance Contract shall bear an interest rate equal to 8% per annum for the first tranche and 7% per annum for the second tranche. The interest shall be capitalized annually, starting on the first anniversary of the disbursement of the relevant tranche. Each tranche shall be repayable in a single instalment on the relevant maturity date. Repayment of the first tranche is due in December 2026 (four years after its disbursement) and repayment of the second tranche is due in January 2027 (three years after the disbursement of the second tranche). The Finance Contract may be prepaid, in whole or in part, for a prepayment fee, either at the election of us or as a result of EIB’s demand following certain prepayment events, including a change of control or change in senior management of the Company. The prepayment fee shall be equal to 6% of the prepayment amount in the first year after disbursement, 4% of the prepayment amount in the second year after disbursement, 3% of the prepayment amount in the third year after disbursement and 2% of the prepayment amount after the third year after disbursement. Subject to certain terms and conditions, upon the occurrence of an event of default, EIB may demand immediate repayment by us of all or part of the outstanding funds, together with accrued interest, any prepayment fee, and all other accrued or outstanding amounts under the Finance Contract, and/or cancel the undisbursed tranches. Such events of default include: (i) any amount payable to EIB not being paid by the due date, (ii) any information, document, representation, warranty or statement given to the EIB proving to be incorrect, incomplete or misleading (iii) any default in relation to any loan, or any obligation arising out of any financial transaction, (iv) if we enter a state of suspension of payments (cessation des paiements) or are unable to pay our debts as they fall due, and (iv) any corporate action, legal proceedings or other procedure or step is taken in relation to the suspension of payments, a moratorium of any indebtedness, dissolution, administration or reorganization, or if we take steps towards a substantial reduction in our capital, are declared insolvent or cease or resolve to cease to carry on the whole or any substantial part of its business or activities.

The Finance Contract contains certain representations and warranties provided by us, and we shall pay all taxes, duties, fees and other impositions applied in connection with the Finance Contract. The Finance Contract shall be governed by French law, and any dispute arising under the Finance Contract shall be subject to the jurisdiction of the Courts of Paris.

In connection with the Finance Contract, we have also agreed to issue warrants to EIB as a condition to the drawdown of each tranche, or EIB Warrants, in accordance with the terms and conditions of the warrant agreement entered into July 1, 2022. The number of EIB Warrants to be issued per tranche is determined based on (i) the aggregate amount paid either in exchange for our shares, or through upfront or milestone payments, from the date of the Finance Contract to the time of the disbursement of the relevant tranche, and (ii)(a) the average price per share paid for our shares in its most recent qualifying equity offering, or (b) for the first tranche only, in case of no qualifying equity offering, the average price per share of our shares over the last 90 trading days. Initially, each EIB Warrant gave EIB the right to subscribe for one ordinary share in exchange for the exercise price. As of the date of this Annual Report, following the capital increases over the period since the inception of the Finance Contract and the drawdown of the second tranche in January 2024, each EIB Warrant issued in connection with the drawdown of the first tranche, or Tranche A Warrant, gives EIB the right to subscribe for 1.27 ordinary share in exchange for the exercise price. The subscription price is €0.01 per warrant, which is offset by an arrangement fee of €0.01 per warrant to be paid by us to EIB.

The warrants shall be exercisable for a period of twelve years following the earliest to occur of (i) a change of control event, (ii) the maturity date of the first tranche, (iii) an event of default under the Finance Contract, or (iv) a repayment demand by the EIB under the Finance Contract. The warrants shall automatically be deemed null and void if they are not exercised after twelve years. Subject to certain terms and conditions, each warrant will entitle EIB to one of our shares in exchange for the exercise price. The exercise price will be equal to 95% of the volume weighted average of the trading price of our shares over an agreed upon period. EIB is entitled to a put option to require us to buy back all or part of the warrants then exercisable but not yet exercised, subject to certain terms and conditions. Furthermore, we are entitled to a call option to require EIB to sell to us all shares and other securities, including the warrants, and a right of first refusal to buy back any warrants that are offered for sale to a third party, subject to certain terms and conditions.

●	On November 28, 2022, we issued 2,266,023 EIB Warrants as a condition to the drawdown of first tranche, representing approximately 4.4% of our then-outstanding share capital. The exercise price of these Tranche A Warrants is €4.0152 if and when they may be exercised. The potential gross proceeds if all Tranche A Warrants were exercised, would amount to €9.1 million. The exercise ratio of Tranche A warrants has been adjusted following the capital increases over the period since the inception of the Finance Contract and the issue of Tranche B warrants (as defined below). As of the date of this Annual Report, one Tranche A Warrant entitles its holder to subscribe for 1.27 ordinary shares.
●	On January 4, 2024, we issued 3,144,654 EIB Warrants as a condition to the drawdown of the second tranche, or Tranche B Warrants, representing approximately 6.08% of our then-outstanding share capital. The exercise price of these Tranche B Warrants is €3.95 if and when they may be exercise. The potential gross proceeds if all Tranche B Warrants were exercised, would amount to €12.4 million. As of the date of this Annual Report, one Tranche B Warrant entitles its holder to subscribe for one ordinary share.

As of the date of this Annual Report, if all the EIB Warrants issued in connection with the first tranche and the second tranche were exercised, the EIB would hold around 10.3% of our current share capital.

License and Collaboration Agreement with Chia Tai Tianqing Pharmaceutical Group, Co., LTD

On September 21, 2022, we entered into the CTTQ License Agreement with CTTQ to develop and commercialize lanifibranor in Mainland China, Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan (each, a “CTTQ Region”).

The CTTQ License Agreement provides CTTQ an exclusive right (i) to develop, import, export, use, manufacture, offer for sale, promote, market, distribute, sell and otherwise commercialize any pharmaceutical product containing lanifibranor (a) alone as the sole active pharmaceutical ingredient or (b) together with one or more Additional Actives (as defined in the Agreement) (a “Combination Product” and, together with lanifibranor, the “Licensed Products”); and (ii) to develop and manufacture lanifibranor within the CTTQ Territory. CTTQ has the right to grant sublicenses to its affiliates without our consent or to a third party with our written consent. We will transfer to CTTQ a copy of our know-how related to the Licensed Products that is necessary or reasonably useful for initiating the development of the Licensed Products and making the IND application to the Chinese regulatory agency. Following the receipt of IND approval from the NMPA in May 2023, CTTQ decided to join our ongoing NATiV3 Phase III clinical trial with lanifibranor for the treatment of adult patients with NASH and has initiated a Phase I clinical pharmacology study in parallel. CTTQ randomized the first patient in China in the NATiV3 trial in December 2023. CTTQ will bear all costs associated with the trials conducted in Greater China. CTTQ shall be solely responsible, at its own expense, for all regulatory activities with respect to the Licensed Products in the CTTQ Territory, including preparing, filing, obtaining and maintaining regulatory approvals for the Licensed Products.

We shall provide technical guidance and services to support the transfer of technology for manufacturing purposes.

Under the terms of the CTTQ License Agreement, CTTQ has the sole right and is solely responsible for all aspects of the commercialization of the Licensed Products in the CTTQ Territory, subject to regulatory approval, including (i) developing and executing a commercial launch and pre-launch plan, (ii) negotiating the price and reimbursement statuses of the Licensed Products with applicable governmental authorities, (iii) marketing, advertising and promotion, (iv) booking sales and distribution and performance of related services, (v) handling all aspects of order processing, invoicing and collection, inventory and receivables, (vi) providing customer support, including handling medical queries, and performing other related functions, and (vii) conforming its practices and procedures to applicable laws relating to the marketing, detailing and promotion of the Licensed Products in the CTTQ Territory. CTTQ shall bear all of the costs and expenses incurred in connection with such commercialization activities. We shall own and retain all right, title and interest in and to all trademarks, logos and trade names associate with any Licensed Product worldwide and have the sole right to register and maintain all such trademarks, logos and trade names worldwide.

In connection with the license, CTTQ paid us an upfront payment of $12.6 million, including $1.3 million of withholding taxes, upon signing of the agreement, and will pay (i) additional payments for an aggregate amount of up to $40 million upon the achievement of certain development and regulatory milestones; and (ii) additional payments for an aggregate amount of up to $250 million upon the achievement of certain commercial milestones. In addition, subject to regulatory approval, CTTQ will pay us tiered royalties from high single-digit to mid-teen double digits of net sales for the first three years after the first sale of the applicable Licensed Product, and low to mid-teen double digits starting from the fourth year after the first sale. Royalties shall be payable, on a CTTQ Region-by-CTTQ Region and Licensed Product-by-Licensed Product basis, from the period beginning on the date of the first commercial sale of such Licensed Product in such CTTQ Region and continuing until the expiration of the royalty obligations with respect to such Licensed Product in such CTTQ Region as specified in the agreement (the “CTTQ Royalty Term”).

Pursuant to the CTTQ License Agreement, any inventions developed during the term of the agreement by us, and any patents filed, claiming or disclosing any such invention shall be solely and exclusively owned by us. Any inventions developed during the term of the CTTQ License Agreement by CTTQ, and any patents filed claiming or disclosing any such invention shall be solely and exclusively owned by CTTQ. Any inventions developed during the term jointly by both us and CTTQ shall be jointly owned by us and CTTQ and, in such case, the share of each party’s ownership shall be determined based on each party’s contribution to the invention.

In 2023, we received two short-term milestone payments under the CTTQ License Agreement together amounting to a total of $5 million. The first milestone payment of $2 million was received in July 2023 following the NMPA’s IND approval and the second milestone of $3 million was received in December 2023 following the randomization by CTTQ of the first patient in China in the global NATiV3 Phase III clinical trial.

The CTTQ License Agreement terminates upon the expiration of the final CTTQ Royalty Term with respect to all Licensed Products. The CTTQ License Agreement can be terminated by mutual consent or by either party if the other party (i) is in material breach of the CTTQ License Agreement; or (ii) files for or institutes proceedings related to bankruptcy, reorganization, dissolution, liquidation or winding up.

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

Licensing agreement with Hepalys Pharma, Inc. and related agreements

On September 20, 2023, we entered into the Hepalys License Agreement with Hepalys to develop and commercialize lanifibranor in Japan and South Korea (each a “Hepalys Region”). Hepalys is a new company created by Catalys Pacific, incorporated in Japan.

The Hepalys License Agreement provides Hepalys an exclusive right to (i) develop, import, export (within the Hepalys Territory), use, offer for sale, promote, market, distribute, sell and otherwise commercialize lanifibranor in the Hepalys Territory, (ii) process, fill, finish, package, label, test, and manage inventories of lanifibranor for clinical and commercial supply, and (iii) only in the event of supply failure, manufacture lanifibranor (solely for Hepalys’s own use). We retained the right to develop, whether itself or through any third party, lanifibranor in the South Korea solely for the purposes of obtaining regulatory approvals and commercialization of lanifibranor outside of the Hepalys Territory. Hepalys has the right to grant sublicenses to its affiliates without our consent or to a third party with our written consent. We will transfer to Hepalys a copy of our know-how related to the Licensed Products that is necessary or reasonably useful for initiating the development of lanifibranor and making the IND application to the Japanese regulatory agency. Hepalys will not participate in our ongoing NATiV3 clinical trial; instead, Hepalys is expected to start the clinical development of lanifibranor by conducting two Phase I studies in Japanese patients and healthy volunteers. It is anticipated that these studies would support, if positive, the initiation of a dedicated pivotal trial in Japanese and Korean patients with NASH, which is planned to start once the results of NATiV3, the ongoing pivotal Phase III trial currently being conducted by us, are available. Hepalys will be responsible for conducting and financing all development trials in the Hepalys Territory needed to file for a new drug application in these territories. We are responsible for the manufacture and supply of lanifibranor to Hepalys.

In connection with the license, Hepalys paid us an upfront payment of $10 million, which we received on October 18, 2023, and will pay additional payments for an aggregate amount of up to up $231 million in milestone payments if certain clinical, regulatory and commercial conditions are met. In addition, subject to regulatory approval, we have the right to receive tiered royalties from mid double digits to low twenties based on net sales of lanifibranor in the Hepalys Territory, on a Hepalys Region-by-Hepalys Region basis, from the period beginning on the date of the first commercial sale in such Hepalys Region in the Territory and continuing until the expiration of the royalty obligations with respect to such product in such Hepalys Region as specified in the agreement (the “Hepalys Royalty Term”). Upon the expiration of the Hepalys Royalty Term in each Region, subject to regulatory approval, Hepalys shall have a fully-paid up, perpetual, irrevocable license with respect to the product in such Region.

Under the terms of the Hepalys License Agreement, we (i) received a $10 million upfront payment from Hepalys on October 18, 2023 and (ii) will be eligible to receive up to $231 million in milestone payments if certain clinical, regulatory and commercial conditions are met. Subject to regulatory approval, we have the right to receive tiered royalties from mid double digits to low twenties based on net sales of lanifibranor in the Hepalys Territory.

Pursuant to the Hepalys License Agreement, any inventions developed during the term of the agreement by us, and any patents filed, claiming or disclosing any such invention shall be solely and exclusively owned by us. Any inventions developed during the term of the Hepalys License Agreement by Hepalys, and any patents filed claiming or disclosing any such invention shall be solely and exclusively owned by Hepalys. Any inventions developed during the term jointly by both us and Hepalys shall be jointly owned by us and Hepalys and, in such case, the share of each party’s ownership shall be 50%.

The Hepalys License Agreement terminates upon the expiration of the final Hepalys Royalty Term. The Hepalys License Agreement can be terminated by mutual consent or by either party if the other party (i) is in material breach of the Hepalys License Agreement; or (ii) files for or institutes proceedings related to bankruptcy, reorganization, dissolution, liquidation or winding up.

On September 20, 2023, we also entered into an option agreement, or the Catalys Option Agreement, with Catalys Pacific Fund II, LP, or Catalys, to acquire 1,500,000 ordinary shares of Hepalys from Catalys. On September 26, 2023, we exercised our option at an aggregate exercise price of ¥300 (equal to €1.90).

Finally, on September 20, 2023, we entered into a shareholders agreement, the Catalys Shareholders Agreement, with Catalys and Hepalys. Among other provisions, the Catalys Shareholders Agreement provides that we may not sell our shares of Hepalys without approval of Hepalys’s Board of Directors, we are required to sign a lock-up agreement in the event of an initial public offering of Hepalys, and we are granted certain non-voting observer rights at Hepalys’s Board of Directors. In addition, the Catalys Shareholders Agreement contains certain provisions in the event of a proposed change of control, including information rights, drag-along rights for Hepalys (that could require us to sell our Hepalys shares), and tag-along rights (pursuant to which we may require Catalys to cause a third party to purchase all or part of the Hepalys shares we own as a condition to the completion of a change of control event). Finally, we have a right to purchase all of the shares held by each other shareholder of Hepalys at a set of agreed-upon prices based on the stage of development of lanifibranor. The Catalys Shareholders Agreement may be terminated by mutual agreement among the parties, upon the earlier of (i) the closing of certain change of control events, (ii) the closing of the buy-out by us of other shareholders of Hepalys and (iii) Hepalys’s filing of the final application for an initial public offering in Japan, or by Hepalys or Catalys if an underwriter requests that the agreement be terminated in connection with an initial public offering of Hepalys in Japan.

Capital Increase and Royalty Certificates

On August 30, 2023, we entered into subscription agreements, or the New Share Subscription Agreements, with certain investors, pursuant to which we agreed to issue and sell, and such investors agreed to purchase and acquire, an aggregate of 9,618,638 of our ordinary shares, nominal value €0.01 per share, or the New Shares, in a transaction exempt from registration under the Securities Act. The subscription price of the New Shares was €3.18 per share. In connection with the entry into the New Share Subscription Agreements, the investors party thereto agreed not to sell, transfer or otherwise dispose of the New Shares for a period of six months following the date of closing, subject to certain specified exceptions.

Concurrently with the entry into the New Share Subscription Agreement, on August 30, 2023, we entered into subscription agreements, or the Royalty Certificate Subscription Agreements, with certain investors, pursuant to which we agreed to issue and sell, and such investors agreed to purchase and acquire, an aggregate of 51 Royalty Certificates, in a transaction exempt from registration under the Securities Act. The subscription price of the Royalty Certificate was €100,000 per certificate.

The Royalty Certificates will provide the holders thereof with the right to an annual payment of Royalties equal to 2% of the future net sales, if any, of our product candidate lanifibranor beginning on the fiscal year following the start of the sales of lanifibranor following the granting of the market authorization for lanifibranor in (i) the United States, (ii) the countries of the European Union or (iii) the United Kingdom, whichever occurs the first, if at all. The Royalty Certificates will have a term of 15 years following the date of issue and do not provide for an accelerated repayment in case of change of control. We may at any time repurchase in full the Royalty Certificates by paying an amount equal to (i) the global cap of €92.1 million minus any Royalties paid prior to such repurchase or (ii) a price to be agreed between us and the holders of the Royalty Certificates. We have a preemptive right on any transfer of Royalty Certificates. In connection with the entry into the Royalty Certificate Subscription Agreements, the investors party thereto have agreed not to sell, transfer or otherwise dispose of the Royalty Certificates for a period of six months following the date of closing, subject to certain specified exceptions.

We received aggregate gross proceeds of €35.7 million from the issuance and sale of the New Shares and the Royalty Certificates.

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

Passive income for this purpose generally includes dividends, interest, royalties, rents (other than royalties and rents which are received from unrelated parties in connection with the active conduct of a trade or business), gains from commodities and securities transactions, the excess of gains over losses from the disposition of assets which produce passive income, and includes amounts derived by reason of the temporary investment of funds raised in offerings of the ADSs. Assets that produce or are held for the production of passive income generally include cash (unless held in a non-interest bearing account for short term working capital needs) marketable securities, and other assets that may produce passive income. Generally, in determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. Whether we are a PFIC for any taxable year will depend on the composition of our income (including whether we receive certain non-refundable grants or subsidies and whether such amounts and reimbursements of certain refundable research tax credits will constitute gross income for purposes of the PFIC test) and the composition and value of our assets (which, may be determined in large part by reference to the market price of the ADSs, which is likely to continue to fluctuate)in each year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC in any taxable year.

Based on our current estimates of the composition of our income and the composition and valuation of our assets for the taxable year ending December 31, 2023, we do not believe that we were a PFIC for the year ending December 31, 2023. Our status as a PFIC is a fact-intensive determination made on an annual basis after the end of each taxable year and we cannot provide any assurances regarding our PFIC status for the past, current or future taxable years. Accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status for any prior taxable year, and also expresses no opinion with regard to our current or future PFIC status.

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

If we were a PFIC (or with respect to a particular U.S. holder were treated as a PFIC) for a taxable year in which we paid a dividend or for the prior taxable year, the favorable tax rate described in “–Distributions” below with respect to dividends paid to certain non-corporate U.S. holders would not apply.

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

Tax on Sale or Other Disposition

As a matter of principle, under French tax law, a U.S. holder should not be subject to any French tax on any capital gain from the sale, exchange, repurchase or redemption by us of ordinary shares or ADSs, provided such U.S. holder is not a French tax resident for French tax purposes and has not held more than 25% of our dividend rights, known as “droits aux benefices sociaux”, at any time during the preceding five years, either directly or indirectly, and, as relates to individuals, alone or with relatives (as an exception, a U.S holder resident, established or incorporated in a non-cooperative State or territory as defined in Article 238-0 A of the French Code général des impôts (French Tax Code, or FTC) other than those States or territories mentioned in 2° of 2 bis of the same Article 238-0 A should be subject to a 75% withholding tax in France on any such capital gain, regardless of the fraction of the dividend rights it holds). The list of non-cooperative State or territory is published by decree and is in principle updated annually. This list was last updated on 3 February 2023, and currently includes American Samoa, Anguilla, the Bahamas, the British Virgin Islands, Fiji, Guam, Palaos, Panama, Samoa, Seychelles, Trinidad and Tobago, Turk and Caicos, the United States Virgin Islands and Vanuatu. States referred to in Article 238-0 A, 2 bis-2° of the FTC, and thus outside of the scope of Article 244 bis B of the FTC, are currently American Samoa, Fiji, Guam, Palaos, Samoa, Trinidad and Tobago and the United States Virgin Islands.

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

Pursuant to Article 235 ter ZD of the FTC, purchases of shares or ADSs of a French company listed on a regulated market of the European Union or on a foreign regulated market formally acknowledged by the French Financial Market Authority, or AMF, are subject to a 0.3% French tax on financial transactions provided that the issuer’s market capitalization exceeds one billion euros as of December 1 of the year preceding the taxation year. Nasdaq is not currently acknowledged by the French AMF but this may change in the future. A list of French relevant companies whose market capitalization exceeds 1 billion euros as of December 1 of the year preceding the taxation year is published annually by the French State. As at December 1, 2023, our market capitalization did not exceed one billion euros.

A list of relevant French companies whose market capitalization exceeds €1.0 billion as of December 1 of the year preceding the taxation year within the meaning of Article 235 ter ZD of the FTC used to be published annually by the French Ministry of Economy. It is now published by the French tax authorities, and could be amended at any time. Pursuant to Regulations BOI-ANNX-000467-20/12/2023 issued on December 20, 2023, we are currently not included in such list. Please note that such list may be updated from time to time, or may not be published anymore in the future.

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

For U.S. holders that are not individuals but are U.S. residents, as defined pursuant to the provisions of the Treaty, the requirements for eligibility for Treaty benefits, including the reduced 5% or 15% withholding tax rates contained in the “Limitation on benefits” provision of the Treaty, are complex, and certain technical changes were made to these requirements by the protocol of January 13, 2009. U.S. holders are advised to consult their own tax advisors regarding their eligibility for Treaty benefits in light of their own particular circumstances. Dividends paid to an eligible U.S. holder may immediately be subject to the reduced rates of 5% or 15% provided that:

●	such holder establishes before the date of payment that it is a U.S. resident under the Treaty by completing and providing the depositary with a treaty form (Form 5000) in accordance with the French guidelines (BOI-INT-DG-20-20-20-20-12/09/2012); or
●	the depositary or other financial institution managing the securities account in the U.S. of such holder provides the French paying agent with a document listing certain information about the U.S. holder and its ordinary shares or ADSs and a certificate whereby the financial institution managing the U.S. holder’s securities account in the United States takes full responsibility for the accuracy of the information provided in the document.

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

Besides, pursuant to Article 235 quater of the FTC and under certain conditions (in particular, in addition to certain reporting obligations, in addition to certain reporting obligations, the interest held in the distributing company must not enable the beneficiary to participate effectively in the management or control of that company and the beneficiary company is located in a country that has signed an administrative assistance agreement with France to combat tax evasion and avoidance, as well as an administrative assistance agreement on tax collection, and that is not a non-cooperative country), a corporate U.S. holder which is in a tax loss position for the fiscal year during which the dividend is received may be entitled to a deferral regime, and obtain a withholding tax refund. The tax deferral ends in respect of the first financial year during which this U.S. holder is in a profit making position, as well as in the cases set out in Article 235 quater of the FTC. Also, pursuant to Article 235 quinquies of the FTC and under certain conditions, a corporate U.S. holder may be entitled to a refund of a fraction of the withholding tax, up to the difference between the withholding tax paid (on a gross basis) and the withholding tax based on the dividend net of the expenses incurred for the acquisition and conservation directly related to the income, provided broadly (i) that these expenses would have been tax deductible had the U.S. holder been established in France, and (ii) that the tax rules in the United States do not allow the U.S. holder to offset the withholding tax.

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

We maintain a corporateentivapharma.com. We intend to post our annual report on our website promptly following it being filed with the SEC. Information contained on, or that can be accessed through, our website does not constitute a part of this annual report. We have included our website address in this annual report solely as an inactive textual reference.

The Securities and Exchange Commission maintainsw.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such as INVENTIVA S.A., that file electronically with the SEC.

With respect to references made in this annual report to any contract or other document of our company, such references are not necessarily complete and you should refer to the exhibits attached or incorporated by reference to this annual report for copies of the actual contract or document.

I.	Subsidiary Information

Not required.

J.	Annual Report to Security Holders.

To the extent we furnish an annual report to security holders, we will furnish any such report under the cover of Form 6-K.

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

During 2023, expenses in foreign currencies totaled approximately €46.8 million based on the exchange rates in effect at the date of each transaction, or approximately 37.2% of our operating expenses, compared to approximately €15.9 million, or 21%, during 2022. As a result, we are exposed to foreign exchange risk inherent in operating expenses incurred. The exposure to foreign exchange risk is unlikely to have a material adverse impact on our results of operations or financial position. However, unfavorable exchange rate fluctuations between the euro and the dollar, which are difficult to predict, could affect our financial situation. A five-percentage point increase in exchange rates would have an impact of €0.35 million. In addition, we currently have revenues in euros and U.S. dollars. As we advance our clinical development in the United States and potentially commercialize our product candidates in that market, we expect to face greater exposure to exchange rate risk and would then consider using exchange rate hedging techniques at that time.

Our cash and cash equivalents were €26.9 million and €86.7 million as of December 31, 2023 and 2022, respectively. As of December 31, 2023, 72.6% of our cash and cash equivalents were held in euros, 27.4% were denominated in U.S. dollars. Changes in exchange rates had no material impact on U.S. dollar balances held by us.

A five-percentage point increase in exchange rates would reduce the carrying value of net financial assets and liabilities held in foreign currencies at December 31, 2023 by €-0.35 million and as at December 31, 2022 by €-1.59 million. A five-percentage point decrease in exchange rates would increase the carrying value of net financial assets and liabilities held in foreign currencies at December 31, 2023 by €0.35 million and as at December 31, 2022 by €1.75 million.

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

Fair Value Measurement - Derivatives Risk

We are exposed to the fluctuations of the changes in the fair value of the EIB warrants (derivatives), as the changes on the performance of the underlying can have a significant impact on our Statement of Income (Loss). A one-percentage point increase or decrease in fluctuation would have an impact of €0.11 million on the EIB warrants fair value and on our Statement of Income (Loss).

Credit Risk

We are exposed to credit risk from our operating activities, primarily trade receivables, and cash, cash equivalents and deposits held with banks and financial institutions. Cash, cash equivalents and deposits are maintained with financial institutions in France and the United States. We are also potentially subject to concentrations of credit risk in our trade receivables. Concentrations of credit risk are with respect to trade receivables owed by a limited number of commercial partners. Our exposure to credit losses is low, however, owing largely to the credit quality of our collaboration partners, the significant majority of which are considerably larger than us.

Liquidity Risk

As of December 31, 2023, we had €26.9 million of available cash and cash equivalents, consisting of cash and short-term deposit accounts that are liquid and easily convertible within 3 months without penalty or risk of change in value. We also had €0.01 million of short-term deposits that are considered by us as liquid and easily available, and a €9.0 million long-term, two-year deposit forward contract entered into during the first quarter of 2023, included in “other non-current assets”, but accessible prior to the expiration of the term upon 31 days written notice. On January 18, 2024, we also drew down the second tranche of €25.0 million under the Finance Contract with the EIB.

The amount and timing of our future funding requirements will depend on many factors, including but not limited to:

●	the progress, costs, results of and timing of our ongoing and planned clinical trials;
●	our ability to reach milestones under our existing partnership arrangements, including our partnerships with CTTQ and Hepalys, or enter into additional partnership agreements that would generate milestone payments, licensing fees or other sources of income;
●	the willingness of the FDA, EMA, NMPA and other comparable regulatory authorities to accept the clinical trials and pre-clinical studies and other work from us or our partners as the basis for review and approval of product candidates;
●	the outcome, costs and timing of seeking and obtaining regulatory approvals from the FDA, EMA and other comparable regulatory authorities;
●	the need for additional or expanded pre-clinical studies and clinical trials beyond those that we envision conducting with respect to our current and future product candidates;
●	the success of our current partners, including CTTQ and Hepalys, and any future partners, and the economic and other terms of any licensing, cooperation or other similar arrangements into which we may enter;
●	the number of product candidates and indications that we pursue;
●	the timing and costs associated with manufacturing our product candidates for clinical trials and pre-clinical studies and, if approved, for commercial sale;
●	the timing and costs associated with establishing sales and marketing capabilities;
●	market acceptance of any approved product candidates;
●	the costs of acquiring, licensing or investing in additional businesses, products, product candidates and technologies;

●	the cost to maintain, expand and defend the scope of our intellectual property portfolio, including the amount and timing of any payments we may be required to make, or that we may receive, in connection with licensing, filing, prosecution, defense and enforcement of any patents or other intellectual property rights;
●	our need and ability to hire additional management, development and scientific personnel; and
●	our need to implement additional internal systems and infrastructure, including financial and reporting systems.

As of the date hereof, we estimate, given our current cost structure and our projected expenditure commitments, that we should have sufficient funds to finance our activities until the beginning of the third quarter of 2024. Accordingly, our current cash and cash equivalents and short and long-term deposits are not sufficient to cover our operating needs for at least the next 12 months. In order to cover our needs for the next 12 months, taking into account our current business plan, we estimate needing approximately an additional €100 million during this period. To fund our activities until the publication of topline results from our NATiV3 trial, which is targeted for the first half of 2026, we estimate we would need approximately an additional €175 million (assuming we receive approximately €25 million in potential milestone or other payments during the period) to €200 million (assuming no potential milestone payments) (each estimate inclusive of the above referenced €100 million).These events and conditions indicate that a material uncertainty exists that may cast significant doubt on our ability to continue as a going concern and, therefore, we may be unable to realize our assets and discharge our liabilities in the normal course of business.

These estimates are based on our current business plan and exclude (i) other expenses related to the potential development of odiparcil or resulting from any potential in-licensing or acquisition of additional product candidates or technologies, or any associated development we may pursue, (ii) any potential milestone payments (other than those referenced above) that may be received or paid by us or potential financing. We may have based these estimates on incorrect assumptions and may have to use our resources sooner than expected. These estimates may be shortened in the event of an increase, beyond our expectations, in expenditure relating to the development programs, or if our development programs progress more quickly than expected.

In order to finance our activities, we need to raise additional funds, and we are actively reviewing potential financing (including debt, equity and equity-linked or other instruments) and strategic options and are discussing with potential counterparties and our financial advisors.

In particular, we may seek to raise additional funds to achieve our development goals for our research and development programs through:

●	potential sales of ADSs under our existing At-The-Market program, having an aggregate offering price of $58.0 million from time to time, which has a term until August 2, 2024;
●	other potential public or private securities offerings; and
●	potential strategic transactions such as business development partnerships and/or royalty deals.

Global macroeconomic conditions or disruptions and volatility in the U.S. and global financial markets linked in particular to geopolitical events that continue to impact the markets (including Russia’s invasion of Ukraine or the state of war between Israel and Hamas, including with respect to some clinical trial sites in Israel for the NATiV3 trial, and the related risk of a larger conflict) could affect our ability to obtain new financing.

The implementation and terms of any new financing will depend on factors, particularly economic and market factors, over which we have no control. Future financing could take the form of financial debt, which would affect our financial structure, a capital increase, which would result in shareholder dilution, other securities offerings or strategic transactions, such as a partnership or other arrangement.

In addition, we cannot guarantee that we will be able to obtain the necessary financing or execute any transaction, through any of the foregoing measures or otherwise, to meet our needs or to obtain funds at acceptable terms and conditions, on a timely basis, or at all especially taking into account the generally challenging environment for financing of biotech companies. If we are unable to obtain funding on a timely basis, we may be required to significantly curtail, delay or discontinue one or more of our research or development programs or the commercialization of any approved product or be unable to expand our operations or otherwise capitalize on our business opportunities, as desired, which could impair our prospects or our business operations. The perception that we may be unable to continue as a going concern may impede our ability to pursue any potential financing or strategic opportunities or to operate our business. Ultimately, if we are unable to continue as a going concern, we may have to liquidate our assets and may receive less than the value at which those assets are carried on our financial statements, and it is likely that investors will lose all or part of their investment. Any additional fundraising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to develop and, if approved, commercialize our product candidates.

Inflation Risk

We believe that inflation will have a general impact on our business in line with overall price increases, increases in the cost of borrowing, and operating in an inflationary economy. We have seen a 5-10% price increase in 2023 during negotiations with our vendors and are not able to offset such higher costs through price increases, as we do not currently have any approved products. We cannot predict the timing, strength, or duration of any inflationary period or economic slowdown or its ultimate impact on us. If the conditions in the general economy significantly deviate from present levels and continue to deteriorate, it could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies.

Not applicable.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not applicable.

Item 15.    Controls and Procedures.

A.	Disclosure Controls and Procedures

We have carried out an evaluation under the supervision and with the participation of management, including our Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer), of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) of the Exchange Act) as of the end of the period covered by this Annual Report on Form 20-F. Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures as of December 31, 2023, have concluded that, as of such date, our disclosure controls and procedures were effective at the reasonable assurance level.

B.	Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). The company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. Nevertheless, due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements and it can only provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes, in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer), management conducted an assessment of our internal control over financial reporting using the criteria set forth in the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, or the 2013 COSO Framework. In connection with this assessment and the preparation of our consolidated financial statements for the year ended December, 31, 2023, our management concluded that our internal control over financial reporting was effective as of December 31, 2023.

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

Item 16.       [RESERVED]

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

Item 16C.    Principal Accountant Fees and Services.

KPMG S.A., or KPMG, has served as our independent registered public accounting firm for 2022 and 2023. Our accountants billed the following fees to us for professional services in each of those fiscal years:

	Year ended
	December 31,
(in thousands of euros)	2023	2022
Audit Fees	1,218	810
Audit-Related Fees	14	30
Tax Fees	—	—
All Other Fees	—	—
Total	1,232	839

Auditor Name	Auditor Location	Auditor Firm ID
KPMG SA	Paris La Defense, France	1253

“Audit Fees” are the aggregate fees billed for the audit of our annual financial statements. This category also includes services that KPMG provides, such as consents and review of documents filed with the SEC.

“Audit-Related Fees” are the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit and are not reported under Audit Fees.

“Tax Fees” are fees for tax compliance, tax advice, and tax planning. There were no “Tax Fees” billed or paid during 2023 and 2022.

“All Other Fees” are any additional amounts billed for services provided by KPMG. There were no “Other Fees” billed or paid during 2023 and 2022.

Audit and Non-Audit Services Pre-Approval Policy

The audit committee is responsible for advising on the statutory auditors to be proposed for appointment by the general meeting of shareholders, the amount of their fees and ensuring their independence, ensuring that the statutory auditors carry out their duties properly and setting the rules for the involvement of the statutory auditors in any work other than auditing the accounts, and verifying that this work is carried out properly. In recognition of this responsibility, the audit committee has adopted a policy governing the pre-approval of all audit and permitted non-audit services performed by our independent registered public accounting firm to ensure that the provision of such services does not impair the independent registered public accounting firm’s independence from us and our management. Unless a type of service to be provided by our independent registered public accounting firm has received general pre-approval from the audit committee, it requires specific pre-approval by the audit committee. The payment for any proposed services in excess of pre-approved cost levels requires specific pre-approval by the audit committee.

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

Item 16F.    Change in Registrant’s Certifying Accountant.

Not applicable.

Item 16G.    Corporate Governance.

As a French société anonyme, we are subject to various corporate governance requirements under French law. In addition, as a foreign private issuer listed on the Nasdaq Global Market, we are subject to Nasdaq corporate governance listing standards. However, the corporate governance standards provide that foreign private issuers are permitted to follow home country corporate governance practices in lieu of Nasdaq rules, with certain exceptions. Currently, we rely on these exemptions for foreign private issuers and follow French corporate governance practices in lieu of the Nasdaq corporate governance rules, which would otherwise require that (1) at least two members of the board of directors consist of independent directors (as an indication Middlenext Code provides that, for a board of directors of significant size, the ratio of independent ratio of independent directors could be at least one third for a controlled company, and close to 50% for a company with diluted capital); (2) we establish a nominating and corporate governance committee; and (3) our remuneration committee be composed entirely of independent directors.

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

Item 16I.    Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

Item 16K. Cybersecurity.

Risk management and strategy

We have implemented and maintain various information security processes designed to identify, assess and manage material risks from cybersecurity threats to our critical computer networks, third party hosted services, communications systems, hardware and software, and our critical data, including intellectual property, confidential information that is proprietary, strategic or competitive in nature, and data related to our clinical trials, clinical candidates, and proprietary molecules, or Information Systems and Data.

Our information security function, led by our Chief Information Officer, and supported by members of our Information Technology (IT) and Quality Assurance teams, helps identify, assess, and manage the cybersecurity threats and risks to our IT infrastructure. These teams works to identify and assess risks from cybersecurity threats by monitoring and evaluating our threat environment and our risk profile using various methods including, for example: manual and automated tools (including cybersecurity software for incident detection and response); subscribing to and analyzing reports that identify cybersecurity threats; utilizing a third-party SOC; conducting scans of our threat environment; evaluating threats reported to us; working with third parties to conduct vulnerability assessments; and conducting risk assessments.

The Chief Information Officer reviews the cybersecurity risks identified by the information security function and the related action plan, before presenting it to the Chief Financial Officer and to the Risk Management committee, which is composed of the members of our management’s executive committee, generally twice per year, and to the Audit committee.

Our assessment and management of material risks from cybersecurity threats are integrated into our overall risk management processes. For example, cybersecurity risk is addressed as a component of our enterprise risk management program.

We use third-party service providers to assist us from time to time to identify, assess, and manage material risks from cybersecurity threats, including for example certain professional services firms, threat intelligence providers, cybersecurity consultants, cybersecurity software and managed service providers, and penetration testing firms.

We use third-party service providers to perform a variety of functions throughout our business, application providers, hosting companies, CROs and CMOs. We leverage contractual obligations related to data protection on certain of our vendors and seek to prioritize established vendors who may have such data protection measures in place.

For a description of the risks from cybersecurity threats that may materially affect us and how they may do so, see our risk factors under Part 1. Item 1A. Risk Factors in this Annual Report on Form 20-F, including the risk factor entitled “If our data or our information technology systems, or those of third parties upon which we rely, are or were compromised, we could experience adverse consequences resulting from such compromise, including but not limited to regulatory investigations or actions; litigation; fines and penalties; disruptions of our business operations; reputational harm; loss of revenue or profits; loss of customers or sales; and other adverse consequences.”

Governance

Our board of directors addresses our cybersecurity risk management as part of its general oversight function. The board of directors’ audit committee is responsible for overseeing our risk management processes generally, including oversight and mitigation of risks from cybersecurity threats.

Our cybersecurity risk assessment and management processes are implemented and maintained by certain Company management, including our Chief Information Officer and IT and security committee, which includes senior management including our CEO and Chief Financial Officer. Our Chief Information Officer has 7 years of experience in cybersecurity and information security, including prior roles as a cybersecurity consultant, engineer, and chief information security officer.

Our Chief Information Officer is responsible for hiring appropriate personnel, helping to integrate cybersecurity risk considerations into our overall risk management strategy, and communicating key priorities to relevant personnel. Our Chief Financial Officer, under the supervision of the Chief Executive Officer, is responsible for approving budgets, reviewing our preparation for cybersecurity incidents, approving cybersecurity processes, and reviewing security assessments and other security-related reports, proposed and prepared by the Chief Information Officer. As part of our management’s oversight, cybersecurity incidents are escalated the Chief Information Officer, and depending on the circumstances, may be raised to additional members of our management, as appropriate.

The audit committee has access to various reports, summaries or presentations related to cybersecurity threats, risk and mitigation which may be presented to the audit committee by the Chief Financial Officer and the Head of Internal Control.

PART III

Item 17.   Financial Statements.

See response to Item 18.

Item 18.   Financial Statements.

See pages F-1 through F-80 of this annual report.

Item 19.Exhibits.

Incorporation by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date
1.1*	Bylaws of the registrant (English translation).

2.2	Deposit Agreement	F-6	333-239477	1	06/26/20

2.3	Form of American Depositary Receipt	F-6	333-239477	1	06/26/20

2.4*	Description of Securities

4.1†*	Summary of BSA 2017, BSA 2018 and BSA 2019, BSA 2019 bis, BSA 2019 ter, and BSA 2021 Plans

4.2†*	Summary of BSPCE 2013-1 and BSPCE 2021 Plans

4.3†*	Summary of AGA 2021-1, AGA 2021 bis and AGA 2022 Free Share Plans (English Translation)

4.4†*	Summary of 2023 PAGUP Plan

4.5	Finance Contract between the European Investment Bank and Inventiva, dated May 16, 2022	6-K	001-39374	99.2	05/16/22

4.6#	Exclusive License and Collaboration Agreement between Chia Tai Tianqing Pharmaceutical Group, Co., Ltd. and Inventiva, dated September 21, 2022	6-K	001-39374	99.1	09/27/22

4.7	Sales Agreement between Inventiva and Cowen and Company, LLC, dated September 28, 2023.	6-K	001-39374	1.1	09/28/23

4.8#*	Exclusive Licensing Agreement between Inventiva and Hepalys Pharma, Inc., dated September 20, 2023

4.9*	Shareholders Agreement between Inventiva, Hepalys Pharma, Inc. and Catalys Pacific Fund II, LP, dated September 20, 2023

8.1	List of subsidiaries of the registrant	20-F	001-39374	8.1	03/15/21

12.1*	Certification by the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by the Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of KPMG S.A.

97*	Incentive Compensation Recoupment Policy

101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

Incorporation by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)
*	Filed herewith.
**	Furnished herewith.
†	Indicates a management contract or any compensatory plan, contract or arrangement.

#	Certain portions of this exhibit (indicated by asterisks) have been redacted in accordance with Regulation S-K, Item 601(b)(10).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing this Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

INVENTIVA S.A.

By:	/s/ Frédéric Cren
Name: Frédéric Cren
Title: Chief Executive Officer

Date: April 3, 2024

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

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Inventiva S.A.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Inventiva S.A. and subsidiary (the Company) as of December 31, 2023, 2022 and 2021, the related consolidated statements of income (loss), comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2023, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3.18 to the consolidated financial statements, the Company has incurred operating losses and negative cash flows from operations since inception and given its current cost structure and its projected expenditure commitments, the Company estimates that it should be able to finance its activities until the beginning of the third quarter of 2024. Accordingly, the Company’s current cash and cash equivalents and deposits are not expected to be sufficient to cover its operating needs for at least the next twelve months. These matters raise substantial doubt about the ability of the Company to continue as a going concern. Management’s plans in regard to these matters are also described in Note 3.18. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Paris La Défense, France

April 2, 2024

KPMG S.A.

/s/ Philippe Jacques Grandclerc

Philippe Jacques Grandclerc

Partner

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(IN THOUSANDS OF EUROS)

		As of December 31,
	Notes	2021	2022	2023
ASSETS
Non‑current assets
Intangible assets	4	770	568	541
Property, plant and equipment	5	3,196	7,385	9,125
Deferred tax assets	8	—	—	225
Investments accounted for using the equity method	6	—	—	1,425
Other non‑current assets	7	2,442	1,668	10,055
Total non‑current assets		6,408	9,621	21,371
Current assets
Inventories	9	392	373	417
Trade receivables and others	10.1	4,000	0	3,807
Tax receivables	10.2	4,373	6,007	5,352
Other current assets	10.2	20,260	13,267	11,696
Cash and cash equivalents	11	86,553	86,736	26,918
Total current assets		115,578	106,383	48,189
Total assets		121,985	116,004	69,561
LIABILITIES AND SHAREHOLDERS’ EQUITY
Shareholders’ equity
Share capital		409	421	521
Premiums related to share capital		165,072	173,886	201,862
Reserves		(26,815)	(74,286)	(124,584)
Translation reserve		(164)	(271)	596
Net loss for the period		(49,635)	(54,274)	(110,426)
Total Shareholders’ equity	12	88,866	45,476	(32,032)
Non‑current liabilities
Long-term debt	13	8,837	28,663	32,181
Long-term debt - derivatives	13.3	—	9,876	10,265
Royalty certificates liabilities	13.5	—	—	6,327
Provisions for retirement benefit obligations	15	1,429	1,234	1,559
Long‑term contract liabilities		—	55	70
Other non-current liabilities	16.1	—	—	1,032
Total non‑current liabilities		10,266	39,827	51,434
Current liabilities
Short‑term debt	13	1,282	5,851	5,308
Short‑term provisions	14	180	—	—
Trade payables	17	14,602	19,359	37,679
Short‑term contract liabilities	17	—	6	6
Other current liabilities	16.2	6,789	5,485	7,165
Total current liabilities		22,853	30,701	50,158
Total liabilities		33,119	70,528	101,592
Total liabilities and shareholders' equity		121,985	116,004	69,561

The accompanying notes form an integral part of these consolidated financial statements

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(IN THOUSANDS OF EUROS, EXCEPT SHARE AND PER SHARE AMOUNTS)

		Year ended December 31,
	Notes	2021	2022	2023
Revenues and other income
Revenues	19.1	4,194	12,179	17,477
Other income	19.2	4,307	6,635	5,686
Total revenues and other income		8,501	18,814	23,163
Research and development costs	20	(48,452)	(60,469)	(110,012)
Marketing — Business development expenses	20	(364)	(2,583)	(1,980)
General and administrative expenses	20	(11,155)	(12,912)	(13,837)
Other operating income (expenses)	21	(644)	40	(44)
Operating profit(loss)		(52,114)	(57,110)	(102,709)
Financial income	22	5,478	4,923	1,788
Financial expenses	22	(2,635)	(2,107)	(6,882)
Financial income (loss)		2,842	2,816	(5,095)
Share of net loss - Equity method	23	—	—	(2,015)
Income tax	24	(364)	20	(607)
Net loss for the period		(49,635)	(54,274)	(110,426)
Basic/diluted loss per share (euros/share)		(1.27)	(1.31)	(2.43)
Weighted average number of shares outstanding used to calculate basic/diluted loss per share	25	39,168,152	41,449,732	45,351,799

The accompanying notes form an integral part of these consolidated financial statements

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(IN THOUSAND OF EUROS)

	Year ended December 31,
	2021	2022	2023
Net loss for the period	(49,635)	(54,274)	(110,426)
Items that will be reclassified subsequently to profit or loss	(164)	(107)	867
Currency translation differences - equity method	—	—	34
Currency translation differences	(164)	(107)	833
Items that will not be reclassified subsequently to profit or loss	82	425	(97)
Remeasurement of defined benefit plans	82	425	(97)
Total comprehensive loss	(49,717)	(53,955)	(109,657)

The accompanying notes form an integral part of these consolidated financial statements

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(IN THOUSANDS OF EUROS, EXCEPT SHARE AMOUNTS)

		Share capital
				Premiums
				related to
		Number of		share	Net profit	Translation		Shareholders’
In euros, except number of shares	Notes	shares	Amount	capital	(loss)	Reserves	Reserves	equity
At January 1, 2021		38,630,261	386	139,668	(33,619)	—	4,777	111,211
Net loss for the period		—	—	—	(49,635)	—	—	(49,635)
Other comprehensive loss		—	—	—	—	(164)	82	(82)
Total comprehensive loss		—	—	—	(49,635)	(164)	82	(49,717)
Appropriation of 2020 net loss		—	—	—	33,619	—	(33,619)	—
Issue of ordinary shares	12.1	2,214,190	22	25,404	—	—	—	25,426
Vesting of bonus shares	12.4	29,100	0	—	—	—	(0)	—
Share-based payment compensation expenses	12	—	—	—	—	—	2,089	2,089
BSA share warrants subscription premium	12.3	—	—	—	—	—	49	49
Treasury shares	12.2	—	—	—	—	—	(267)	(267)
Other		—	—	—	—	—	75	75
At December 31, 2021		40,873,551	409	165,072	(49,635)	(164)	(26,815)	88,866
Net loss for the period		—	—	—	(54,274)	—	—	(54,274)
Other comprehensive income		—	—	—	—	(107)	425	318
Total comprehensive loss		—	—	—	(54,274)	(107)	425	(53,955)
Appropriation of 2021 net income (loss)		—	—	—	49,635	—	(49,635)	—
Issue of ordinary shares	12.1	1,260,618	13	9,354	—	—	—	9,366
Transaction costs	12.1	—	—	(539)	—	—	—	(539)
Share-based payment compensation expenses	12	—	—	—	—	—	2,218	2,218
Treasury shares	12.2	—	—	—	—	—	(479)	(479)
At December 31, 2022		42,134,169	421	173,886	(54,274)	(271)	(74,286)	45,476
Net loss for the period		—	—	—	(110,426)	—	—	(110,426)
Remeasurement of defined benefit plans		—	—	—	—	—	(97)	(97)
Currency translation differences		—	—	—	—	867	—	867
Total comprehensive loss		—	—	—	(110,426)	867	(97)	(109,657)
Appropriation of 2022 net income (loss)		—	—	—	54,274	—	(54,274)	—
Issue of ordinary shares	12.1	9,618,638	96	30,491	—	—	—	30,587
Transaction costs	12.1	—	—	(2,511)	—	—	—	(2,511)
Vesting of bonus shares	12.4	363,000	4	(4)	—	—	—	—
Share-based payment compensation expenses	12	—	—	—	—	—	3,969	3,969
BSA share warrants subscription premium	12.3	—	—	—	—	—	2	2
Treasury shares	12.2	—	—	—	—	—	134	134
Other		—	—	—	—	—	(33)	(33)
At December 31, 2023		52,115,807	521	201,862	(110,426)	596	(124,584)	(32,032)

The accompanying notes form an integral part of these consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN THOUSANDS OF EUROS)

	Year ended December 31,
	2021	2022	2023
Cash flows used in operating activities
Net loss for the period	(49,635)	(54,274)	(110,426)
Elimination of non-cash or non-operating income and expenses
Depreciation, amortization and provisions	(1,288)	1,698	2,599
Deferred and current taxes	32	(84)	524
Tax credits	(3,302)	(5,177)	(5,265)
Cost of debt	87	676	5,163
Share‑based compensation expense	2,089	2,218	3,969
Share of net profit of associates and joint ventures accounted for using the equity method	—	—	2,015
Exchange (gains) / losses	(5,198)	343	297
Fair value variation through profit and loss	651	407	389
Other (1)	—	—	(3,406)
Cash flows used in operations before tax, interest and changes in working capital	(56,565)	(54,193)	(104,140)

Decrease / (increase) in operating and other receivables	(5,317)	3,844	(5,841)
Increase / (decrease) in operating and other payables	7,599	3,535	20,002
Decrease / (increase) in inventories	(72)	19	(44)
Tax credit received	7,957	3,553	5,220
Other(2)	(1,231)	(1,685)	3,190
Tax, interest and changes in operating working capital	8,936	9,266	22,527
Net cash used in operating activities	(47,629)	(44,928)	(81,614)

Cash flows provided by (used in) investing activities
Purchases of property, plant and equipment and intangible assets	(534)	(561)	(540)
Disposals of property, plant and equipment and intangible assets	89	41	131
Decrease / (Increase) in short-term deposit accounts	(1,302)	9,388	978
Decrease / (Increase) in other non-current financial assets	(47)	(1)	(8,300)
Net cash flows provided by (used in) investing activities	(1,793)	8,868	(7,731)

Cash flows provided by (used in) financing activities
Capital increase net of transaction costs(3)	25,475	8,827	28,079
Issue of royalty certificates	—	—	5,100
Subscription of borrowings	—	30,209	—
Repayment of debt	(13)	(1,033)	(2,485)
Repayment of lease liabilities	(15)	(735)	(1,612)
Net cash flows provided by financing activities	25,447	37,268	29,081
Net increase (decrease) in cash and cash equivalents	(23,975)	1,208	(60,263)
Cash and cash equivalents at beginning of period	105,687	86,553	86,736
Exchange (gains) / losses	4,841	(1,025)	445
Net cash and cash equivalents at the end of period	86,553	86,736	26,918

(1)Corresponding to the non-cash consideration of the Hepalys License Agreement transaction price recognized in revenue (see Note 19.1 - Revenues)

(2)Including the decrease of prepaid expenses for €4.0 million for the year ended December 31, 2023, and increase of prepaid expenses for €(1.1) million, and €(4.1) million for the years ended December 31, 2022, and December 31, 2021, respectively (see Note 10.2 – Tax receivables and Other current assets). For the year ended December 31, 2021, including also the decrease in current accrued income offset by the €2 million indemnity received in 2021 from the Abbott group under the Additional Agreement.

(3)Including subscriptions to BSA share warrants for €2 thousand, €0 thousand, and €49 thousand for the period ended December 31, 2023, December 31, 2022, and December 31, 2021 respectively.

The accompanying notes form an integral part of these consolidated financial statements

Notes to the consolidated financial statements

Note 1. Company information

1.1.Company information

Inventiva S.A. is a public limited company registered and domiciled in France. Its head office is located at 50 rue de Dijon, 21121 Daix. The consolidated ﬁnancial statements of the company Inventiva include Inventiva S.A. and its subsidiary Inventiva Inc., created in January 2021 (the group is designated as “Inventiva” or the “Company”).

Inventiva’s ordinary shares have been listed on compartment B of Euronext Paris regulated market since February 2017 and Inventiva’s American Depositary Shares (“ADSs”), each representing one ordinary share, have been listed on the Nasdaq Global Market since July 2020.

Inventiva is a clinical-stage biopharmaceutical company focused on the development of oral small molecule therapies for the treatment of non-alcoholic steatohepatitis (“NASH”) and other diseases with significant unmet medical need.

Leveraging its expertise and experience in the domain of compounds targeting nuclear receptors, transcription factors and epigenetic modulation, Inventiva is currently advancing lanifibranor for the treatment of NASH, as well as a pipeline of earlier stage programs and in oncology discovery.

Lanifibranor, its lead product candidate, is being developed for the treatment of patients with NASH, a chronic and progressive liver disease for which there are currently no approved therapies. In 2020, the Company announced positive topline data from its Phase IIb clinical trial evaluating lanifibranor for the treatment of patients with NASH and announced that the U.S. Food and Drug Administration (“FDA”) had granted the Company the status of Breakthrough Therapy and Fast Track designation. The Company initiated the pivotal Phase III trial of lanifibranor in NASH (“NATiV3”) in the second half of 2021 and a Phase IIa combination trial with lanifibranor and empagliflozin in patients with NASH and Type 2 Diabetes (“T2D”) (“LEGEND”).

In the first half of 2022, the Company faced delays in its NATiV3 trial that were primarily due to a higher than originally projected screen failure rate resulting in slower than anticipated enrollment rate. In addition, the Company experienced slower than predicted site activation, screening and enrollment due to negative impacts from the COVID-19 pandemic, mainly during the years 2020 and 2021, and the Company was unable to conduct clinical trial activities at sites originally located in Ukraine due to the war and made the decision to close all sites in Russia. Global geopolitical events that continue to impact the markets (including Russia's invasion of Ukraine or the state of war between Israel and Hamas) could affect the Company.

In January 2023, the Company amended the protocol for the NATiV3 trial in part to potentially accelerate enrollment and identified additional sites to help compensate for the inability to use sites in Ukraine and Russia. The revised study design limits the planned duration of the trial to 120 weeks instead of up to seven years, reduces the number of biopsies from three to two and included a 48-week active treatment extension study. The Company expects that the changes to the clinical development plan of lanifibranor, including plans for a new Phase III trial in patients with NASH and compensated cirrhosis, will be beneficial to the lanifibranor clinical program by reducing the number of biopsies and the trial duration, eventually offering all patients in the trial access to treatment and potentially expanding the addressable patient population beyond patients with F2 and F3 fibrosis to patients with NASH and compensated cirrhosis.

In 2022, the Company entered into a license and collaboration agreement with Chia Tai Tianqing Pharmaceutical Group, Co., LTD (“CTTQ”), a Sino Biopharm group company, to develop and commercialize, subject to regulatory approval, lanifibranor for the treatment of NASH and other metabolic diseases in Mainland China, Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan (“CTTQ Territory”). In May 2023, the Company announced that CTTQ had received the Investigational New Drug (“IND”) approval from the Chinese National Medicine Products Administration (“NMPA”) allowing CTTQ to initiate the clinical development of lanifibranor in NASH in mainland China. CTTQ is participating in the ongoing NATiV3 Phase III trial and is conducting a Phase I clinical pharmacology study. In December 2023, the Company announced that lanifibranor had been granted “Breakthrough Therapy Designation” by the NMPA and that the first patient had been randomized in China into the global NATiV3 Phase III clinical trial evaluating lanifibranor in patients with NASH. In the framework of its participation in the Company’s NATiV3 Phase III global clinical trials, CTTQ bears all costs associated with these trials conducted in the CTTQ Territory. In July and December 2023, the Company received two milestones payments from CTTQ for an aggregate net proceeds of $4.7 million (equal to €4.3 million at the exchanges rates of the dates of payment) after deducting the withholding tax (see Note 1.2 – Significant events of 2023).

On September 20, 2023, the Company and Hepalys Pharma, Inc. (“Hepalys”) announced an exclusive licensing agreement to develop and commercialize lanifibranor in Japan and South Korea (the “Hepalys License Agreement”). Hepalys is a new company created by Catalys Pacific Fund II, LP (“Catalys”). Under the Hepalys License Agreement, the Company received a $10 million upfront payment (equal to €9.5 million) on October 18, 2023, and is eligible to receive up to $231 million in clinical, regulatory and commercial milestone payments in addition to tiered royalties from mid double digits to low twenties based on net sales of lanifibranor in Japan and South Korea. Pending regulatory approvals, Hepalys is expected to initiate Phase I PKPD studies in healthy volunteers in Japan and will be responsible for funding all studies of lanifibranor necessary to file for a new drug application in Japan and South Korea. In parallel with the Hepalys License Agreement, the Company entered into an option agreement with Catalys to acquire 30% of the shares of Hepalys (the “Catalys Option Agreement”). The Company exercised that option on September 26, 2023, with an effective date of October 11, 2023, at an aggregate exercise price of ¥300 (equal to €1.90). Also on September 20, 2023, the Company entered into a shareholders agreement with Catalys and Hepalys (the “Catalys Shareholders Agreement”). Pursuant to the Catalys Shareholders Agreement, the Company has the option to acquire all outstanding shares of Hepalys at a pre-agreed multiple of post-money valuation and the Company has a right of first refusal if Hepalys receives an offer for the license or rights related to lanifibranor. The Hepalys License Agreement, the Catalys Option Agreement and the Catalys Shareholders Agreement are detailed in Note 1.2 – Significant events of 2023.

In the first quarter of 2024, following a routine visit during our NATiV3 clinical trial of lanifibranor in NASH, a Suspected Unexpected Serious Adverse Reaction (“SUSAR”) was reported in a patient. As a result of this SUSAR, the Company decided to voluntarily pause screening and randomization to implement changes to the enrollment criteria to exclude patients diagnosed or with a predisposition to autoimmune liver or thyroid disease and more frequent liver monitoring for patients enrolled in the trial as recommended by the Data Monitoring Committee1. Prior to this pause, the Company believes it was on track to complete screening by the end of the first quarter of 2024.

On March 7, 2024, the Company announced that screening activities had resumed in American sites under central IRB. The impact of the pause on the overall timeline of the trial remains unclear, as new exclusion criteria were added, which may increase the screen failure rate, and the SUSAR, new exclusion criteria and increased liver monitoring may discourage potential trial participants.

The Company expects the first visit of the last patient to be in the first half of 2024 (versus the first quarter of 2024 as previously announced) and to complete randomization in the third quarter of 2024. The publication of the topline results of the part 1 of the NATiV3 trial is targeted for the first half of 2026. If the results of the trial confirm sufficient clinical benefit and a continued good safety profile, the Company plans to file an application for accelerated approval in the United States and conditional authorization in the European Union for the marketing of lanifibranor.

The Company’s pipeline also includes odiparcil for the treatment of patients with mucopolysaccharidosis type VI (“MPS VI”), a group of rare genetic diseases. Based on feedback from the U.S. Food and Drug Administration (“FDA”), the Company believes there is potential for an efficient development pathway for odiparcil for the treatment of MPS VI and it continues to review potential options to further develop odiparcil for the treatment of MPS VI, which may include pursuing or creating a partnership, license or other transaction.

[1]	A DMC is an independent group of experts who monitor patient safety and treatment efficacy data while a clinical trial is ongoing.

1.2.Significant events of 2023

Business

Changes in the clinical development of lanifibranor

On January 4, 2023, the Company announced changes to the clinical development of lanifibranor, including plans for a new Phase III trial in patients with NASH and compensated cirrhosis. The Company expects that the changes will be beneficial to the lanifibranor clinical program by reducing the number of biopsies and the trial duration, eventually offering all patients in the trial access to treatment and potentially expanding the addressable patient population beyond patients with F2 and F3 fibrosis to patients with NASH and compensated cirrhosis.

On July 27, 2023, the Company announced the improved patient enrollment rate for its pivotal NATiV3 Phase III trial of lanifibranor in non-cirrhotic NASH. The previously announced revised study design limits the duration of the trial to 120 weeks instead of up to 7 years, reduces the number of biopsies from three to two, includes a 48-week active treatment extension study, and has been approved in all 24 countries.

Service contract with Avant Santé

On February 21, 2023, the Company entered into a study service agreement with Avant Santé, a contract research organization (“CRO”) based in Mexico, in connection with the NATiV3 clinical trial. Pursuant to the terms of the agreement, the CRO was to randomize 120 patients in 10 clinical sites in Mexico by December 31, 2023. However, this randomization has been delayed. The Company estimates that it will pay Avant Santé a total amount up to €14.7 million over the period from February 22, 2023, the effective date of the contract, until the second half of 2027. As of December 31, 2023, the Company paid €2.8 million over this contract.

CTTQ

On May 22, 2023, CTTQ received Investigational New Drug (“IND”) approval from the NMPA to initiate the clinical development in mainland China of lanifibranor in NASH. CTTQ decided to participate in the ongoing NATiV3 Phase III trial which, if positive, is expected to support a potential filing of a new drug application in China. In parallel, CTTQ will conduct a Phase I clinical pharmacology study. The Company invoiced CTTQ for $2.1 million on May 22, 2023 ($2 million for the milestone of obtaining IND approval from the NMPA and an additional billing of $0.1 million). On July 19, 2023, the Company received $1.9 million after deducting the withholding tax of $0.2 million1.

On December 20, 2023, the Company announced the randomization by CTTQ of the first patient in China in the NATiV3 clinical trial. The Company invoiced CTTQ for $3.2 million on December 12, 2023 (the total invoice corresponds to the milestone payment of $3 million following the randomization of the first patient in China, and an additional billing of $0.2 million). On December 29, 2023, the Company received $2.8 million after deducting the withholding tax of $0.3 million2.

These were the two short-term milestones payments under the license and collaboration agreement with CTTQ. Following the receipt, the Company had met all financial and operational conditions precedent to draw the €25 million Tranche B under the Finance Contract (see Note 29. – Events after the reporting date: The Company draws down Tranche B of €25 million under Finance Contract with the EIB).

In addition, lanifibranor was granted Breakthrough Therapy Designation for NASH by the NMPA. Lanifibranor is believed to be the first drug candidate to receive such designation from both the FDA and the NMPA.

Results of Phase II clinical trial evaluating lanifibranor in patients with T2D and nonalcoholic fatty liver disease (“NAFLD”)

On June 13, 2023, the Company announced positive topline results from the investigator-initiated Phase II clinical trial evaluating lanifibranor in patients with T2D and NAFLD.

The study achieved the primary efficacy endpoint demonstrating a 44% reduction of hepatic fat measured by proton magnetic resonance spectroscopy (1H-MRS) following 24 weeks of treatment in patients with NAFLD.

The study also demonstrated that a significantly higher proportion of patients achieved a greater than 30% liver triglyceride reduction as well as NAFLD resolution with lanifibranor compared to placebo.

In addition, the study demonstrated a significant effect on a series of secondary endpoints and amelioration of the adipose tissue dysfunction with a robust increase in plasma adiponectin. The treatment with lanifibranor 800mg/once daily for 24 weeks was well tolerated, with no safety concerns reported.

1.The Company invoiced €1.9 million on May 22, 2023 (corresponds to the milestone payment of €1.8 million euros, and an additional invoicing of €0.1 million) and received on July 19, 2023, €1.7 million after deduction of withholding tax for €0.2 million. The exchange rate on the invoice date was 1.082 dollar for one euro.

2.The Company invoiced €2.9 million on December 12, 2023 (corresponds to the milestone payment of €2.8 million euros, and an additional invoicing of €0.1 million) and received on December 29, 2023, €2.6 million after deduction of withholding tax for €0.3 million. The exchange rate on the invoice date was 1.080 dollar for one euro.

Amendment to the CRO Contract with Pharmaceutical Research Associates Group B.V.

On June 26, 2023, in connection with the NATiV3 Phase III trial in NASH, the Company entered into a new amendment to the April 2021 agreement with retroactive effect in January 2021 with Pharmaceutical Research Associates Group B.V. (“PRA”) (see Note 26. – Commitments related to operational activities), which amends provisions relating to study information following changes to the trial protocol. The commitment to PRA amounts to €207.0 million, with a bonus or malus capped at €2.4 million, amended from the previous commitment to PRA, which amounted to €223.8 million, with a bonus or malus capped at €3.4 million.

As of December 31, 2023, the total amount still to be paid under the LEGEND and NATiV3 PRA agreements amounts to €163.3 million.

(See Note 1.3 – Significant events of 2022 and 2021, Note 3.17 – Other income and Note 26. – Commitments related to operational activities).

Capital increase and issuance of royalty certificates

On August 31, 2023, the Company announced a financing of €35.7 million, in gross proceeds, consisting of two transactions: (i) a capital increase reserved to specified categories of investors through the issuance of 9,618,638 newly-issued ordinary shares with a nominal value of €0.01 per share, at a subscription price of €3.18 per share and aggregate gross proceeds of €30.6 million (€28.0 million in net proceeds, and €2.5 million of transactions costs) (the “August 2023 Share Issuance”) and (ii) the issuance of royalty certificates (the “Royalty Certificates”) for an aggregate amount of €5.1 million.

The price of the new shares was €3.18 and represents a discount of 0.22% to the volume-weighted average price of the Company's shares during the trading session preceding the decision to issue the new shares.

Settlement and delivery of the new shares took place on September 5, 2023.

The Royalty Certificates were issued pursuant to a decision by the Board of Directors on August 30, 2023, in accordance with the provisions of article L. 228-36-A of the French Commercial Code, to certain investors who participated in the capital increase. The certificates grant holders the right to receive annual royalties equal to 2% of future net sales of lanifibranor, if any, capped at €92.1 million, beginning in the fiscal year following the start of the sales of lanifibranor following the granting of the market authorization (Autorisation de mise sur le marché) for lanifibranor in (i) the United States or (ii) the countries of the European Union or (iii) the United Kingdom, whichever occurs first, if at all.

These certificates do not provide additional financial rights beyond royalties and do not apply to products other than lanifibranor. They have a 15-year term and do not provide for an accelerated repayment in case of change of control. The Company may at any time repurchase in full the Royalty Certificates by paying an amount equal to (i) the global cap of €92.1 million minus any royalties paid prior to such repurchase or (ii) a price to be agreed between the Company and the holders of the Royalty Certificates. The Royalty Certificates are not listed on any stock exchange.

The Company intends to use the proceeds primarily to fund part of the NATiV3 Phase III clinical trial of lanifibranor in NASH.

The accounting treatment is described in Note 3.8 – Royalty Certificates liabilities.

Licensing agreement with Hepalys

On September 20, 2023, the Company and Hepalys announced that they had entered into the Hepalys License Agreement.

Hepalys is a new company created by Catalys, incorporated in Japan. In parallel, the Company entered into the Catalys Option Agreement to acquire 30% of the shares of Hepalys. On September 26, 2023, the Company exercised its option with an effective date on October 11, 2023 (see Note 6. – Investments accounted for using the equity method).

In addition, on September 20, 2023, the Company, Catalys and Hepalys entered into the Catalys Shareholders Agreement, pursuant to which the Company has the option to acquire the outstanding shares of Hepalys at a pre-agreed multiple of post-money valuation under certain conditions and has a right of first refusal if Hepalys receives an offer for the license and rights related to lanifibranor.

Hepalys is expected to start the clinical development of lanifibranor by conducting two Phase I studies in Japanese patients and healthy volunteers. It is anticipated that these studies would support, if positive, the initiation of a dedicated pivotal trial in Japanese and Korean patients with NASH, which is planned to start once the results of NATiV3, the ongoing pivotal Phase III trial currently being conducted by the Company, are available. Hepalys will be responsible for conducting and financing all development trials in Japan and South Korea needed to file for a new drug application in these territories.

The Hepalys License Agreement is expected to accelerate the time to market of lanifibranor in Japan and South Korea if regulatory approvals are obtained. According to external publications, both countries are major markets, with up to 2.7% and up to 5.2% of Japanese and South Koreans, respectively, suffering from NASH, including about 15% of South Korean patients with significant fibrosis.

Under the terms of the Hepalys License Agreement, the Company (i) received a $10 million upfront payment from Hepalys on October 18, 2023 (corresponding to €9.5 million at the exchange rate as of the payment date) (see Note 19.1 – Revenues and Note 3.17 – Use of estimates and judgment) and (ii) will be eligible to receive up to $231 million in milestone payments if certain clinical, regulatory and commercial conditions are met. Subject to regulatory approval, the Company has the right to receive tiered royalties from mid double digits to low twenties based on net sales of lanifibranor in Japan and South Korea.

In November 2023, the Company completed the transfer of know-how to Hepalys pursuant to the Hepalys License Agreement, and the Company consequently recognized revenue for an amount of €12.7 million in accordance with IFRS 15. The amount of €12.7 million is composed of the upfront payment ($10 million or €9.3 million at the exchange rate at the billing date) and the fair value ($3.6 million or €3.4 million) of the shares of Hepalys acquired under the Catalys Option Agreement (see Note 1.2 – Significant events of 2023, Note 3 – Accounting principles, and Note 19.1 – Revenues).

Acquisition of 1,500,000 ordinary shares of Hepalys

On September 26, 2023, pursuant to the terms of the Catalys Option Agreement, the Company exercised its option to buy 30% (1,500,000 ordinary shares) of Hepalys at an aggregate exercise price of ¥300 (equal to €1.90). Following the receipt of the exercise notice, Hepalys’s Board of Directors authorized the transfer of the 1,500,000 ordinary shares from Catalys to the Company on October 11, 2023.Concurrently, on September 29, 2023, Hepalys’s shareholders agreed to a capital increase of $13 million, in which the Company did not take part, resulting in a dilution of the Company’s ownership down to 15%. As of December 31, 2023, the Company owns 15% of the shares of Hepalys. The Company analyzed its ownership of Hepalys and concluded that, as of December 31, 2023, it has a significant influence but not control or joint control of Hepalys. The significant influence is reflected through the ownership of percentage of interests held, the percentage of potential voting rights owned by the Company including the option, under the Catalys Shareholders Agreement, to acquire all outstanding shares of Hepalys at a pre-agreed multiple of post-money valuation that was exercisable as at December 31, 2023, as well as the active participation in the business of Hepalys in the framework of the Hepalys License Agreement.

The investment in Hepalys is accounted for using the equity method of accounting as of December 31, 2023 (see Note 2.2 – Scope and method of consolidation and Note 6. – Investments accounted for using the equity method).

At-The-Market program in the United States

On September 28, 2023, the Company announced the termination of the Jefferies ATM (See Note 1.3 – Significant events of 2022 and 2021) and that it had established a new At-The-Market program (“Cowen ATM”) and new sales agreement with Cowen and Company, LLC (“Cowen”) as agent. The maximum amount of $58 million under the Cowen ATM program corresponds to the maximum amount of ADSs remaining under the Jefferies ATM program of $100 million. The terms of the Cowen ATM program are similar to the Jefferies ATM program, and will remain in effect until August 2, 2024, unless terminated prior to that date in accordance with the offering agreement, or the maximum number of ADSs to be sold under the program has been reached.

The Company currently intends to use the net proceeds, if any, of sales of ADSs issued under the Cowen ATM program to fund the research and development of its product candidates, and for working capital and general corporate purposes.

The new ordinary shares will be admitted to trading on the regulated market of Euronext in Paris and the issued ADSs will trade on the Nasdaq Global Market.

The Phase II study led by Dr. Kenneth Cusi evaluating lanifibranor in patients with T2D and MASLD was selected as late breaker

On November 6, 2023, the Company announced a late breaker abstract that presents results from the investigator-initiated Phase II clinical trial evaluating lanifibranor in patients with T2D and NAFLD sponsored by Dr. Cusi at the University of Florida.

Share-based payments

On May 25, 2023, the Board of Directors granted the following incentive awards:

-	10,000 share warrants (“BSA 2023-1”) to David Nikodem, a member of Sapidus Consulting Group LLC, service provider of the Company;
-	300,000 bonus shares awards (“AGA 2023-1”) to Pierre Broqua, Deputy Chief Executive Officer and director of the Company;
-	300,000 free performance units (2023 long-term incentive plan in performance units or “PAGUP 2023”) to Frédéric Cren, as Chief Executive Officer and chairman of the Board of Directors of the Company.

On December 15, 2023, the Board of Directors decided to grant the following incentives:

-	760,000 bonus shares awards (“AGA 2023-2”) to employees;
-	20,000 share warrants (“BSA 2023-2”) to David Nikodem, a member of Sapidus Consulting Group LLC, service provider of the Company, with a subscription price of €0.31 and an exercise price of €3.91.

The plans are described in Note 12. – Shareholders’ equity.

1.3.Significant events of 2022 and 2021

Business

Amendments to the CRO agreement with Pharmaceutical Research Associates Group B.V. – NATiV3 and LEGEND studies

In April 2021, Company entered into an agreement with PRA, as CRO, in connection with the NATiV3 clinical trial in NASH, with retroactive effect in January 2021. The contract aims to support the regulatory approval of the product in adult patients in Europe and in the United States.

Effective January 14, 2022, in connection with the LEGEND Phase IIa clinical trial, the Company entered into an agreement with PRA, a CRO. Under the terms of the agreement, PRA is to support a clinical trial to evaluate benefit for patients of the combination of lanifibranor with empagliflozin, an SGLT2 inhibitor, in patients with T2D and non-cirrhotic NASH.

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

(See Note 3.13 – Other income and Note 26. – Commitments related to operational activities).

AbbVie discontinues development of cedirogant

On May 5, 2021, following the encouraging results from the Phase Ib clinical study, AbbVie announced the launch of Phase IIb development of the cedirogant clinical study in the second half of 2021.

In accordance with the terms of the collaboration agreement between the Company and AbbVie, the initiation of Phase IIb generated a €4.0 milestone payment to the Company that was recognized as revenue in the second half of 2021 and received in January 2022.

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

Phase III NATiV3 clinical trial

On September 8, 2021, the Company announced the initiation of its NATiV3 Phase III clinical trial evaluating lanifibranor for the treatment of NASH.

Investigational New Drug application accepted by the FDA for the Phase II clinical trial combining lanifibranor and empagliflozin in patients with NASH and type 2 diabetes

On March 8, 2022, the Company announced that the FDA has completed the safety assessment of the Investigational New Drug (“IND”) application and concluded that the proof-of-concept LEGEND Phase IIa clinical trial combining its lead drug candidate lanifibranor with empagliflozin, an SGLT2 inhibitor, in patients with T2D and non-cirrhotic NASH could proceed.

The LEGEND Phase IIa clinical trial was a multicenter, randomized, placebo-controlled trial and aimed to evaluate the safety and efficacy of lanifibranor in combination with empagliflozin, an SGLT2 inhibitor, for the treatment of patients with non-cirrhotic NASH and T2D. The clinical trial was conducted double-blind for the “placebo” and “lanifibranor” arms and open label for the arm combining lanifibranor and empagliflozin. A total of 63 patients with non-cirrhotic NASH and T2D were recruited in the LEGEND clinical trial. The diagnosis of non-cirrhotic NASH was based on historic histological evaluation or a combination of non-invasive methods including imaging.

The primary efficacy endpoint of the clinical trial was the absolute change in hemoglobin A1c (HbA1c) at the end of 24 weeks treatment compared to the start of treatment. Secondary endpoints included changes in liver enzymes, makers of glucose and lipid parameters, markers of inflammation and fibrosis, MRI-PDFF, body weight evolution and body fat composition. The study was designed to provide important information on the evolution of body weight and its composition in patients with NASH and T2D treated with lanifibranor in combination with empagliflozin. See Note 29 – Events after the reporting date for the publication of the results.

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

Development of odiparcil

In August 2022, the Company received feedback from the FDA indicating that odiparcil can be administered to pediatric patients with MPS VI and that the single Phase II/III study design presented by the Company could potentially support a future marketing application for odiparcil. Although the Company does not currently plan to pursue the development of odiparcil on its own, the Company continues to evaluate possible options to pursue the development of odiparcil for the treatment of MPS VI, which could include entering into a partnership.

License and collaboration agreement with CTTQ

On September 21, 2022, the Company entered into a license and collaboration agreement with CTTQ to develop, import, manufacture, commercialize and market lanifibranor, subject to regulatory approval, for the treatment of NASH and potentially other metabolic diseases, in the CTTQ Territory. The Company invoiced CTTQ for $12.6 million on September 28, 2022 (the total invoice corresponds to the initial payment of $12 million, and an additional billing of $0.6 million). On November 4, 2022, the Company received $11.4 million after deducting the withholding tax of $1.3 million3. Under the terms of the license and collaboration agreement, CTTQ will make (i) additional payments for an aggregate amount of up to $40 million upon the achievement of certain development and regulatory milestones; and (ii) additional payments for an aggregate amount of up to $250 million upon the achievement of certain commercial milestones.

In addition, subject to regulatory approval of lanifibranor, the Company has the right to receive tiered royalties ranging from high single-digit to mid-teen double digits of net sales by CTTQ in the CTTQ Territory during the first three years of commercialization and from low to mid-teen double digits starting from year four. Following the receipt of IND approval from the NMPA in May 2023, CTTQ decided to join our ongoing NATiV3 Phase III clinical trial with lanifibranor for the treatment of adult patients with NASH and has initiated a Phase I clinical pharmacology study in parallel. CTTQ randomized the first patient in China in the NATiV3 trial in December 2023.CTTQ will bear all costs associated with the trials conducted in the CTTQ Territory.

The accounting treatment and accounting impacts as of December 31, 2023 are described in Note 3.12 – Revenue, Note 3.17 – Use of estimates and judgment, and Note 19. – Revenues and other income.

New patent extending intellectual property protection for lanifibranor in the United States

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

Tax dispute

Tax audit on payroll tax for years 2016 and 2017

On January 6, 2021, following the positive response of the tax authorities to the request for deferral of payment concerning the payroll tax for the years 2016 and 2017, the Company provided a guarantee, in the form of a bank guarantee from Crédit Agricole, in the amount of €1.0 million (see Note 14. – Provisions and Note 17. – Trade payables and short-term contract liabilities).

By letter dated November 26, 2021, the French tax authorities rejected the Company’s claim for a total amount of €1.2 million (including surcharge and late payment interest) and discussions for a global settlement with the French tax authorities were ongoing as of December 31, 2021, with no impact on the Company’s accounts as of December 31, 2021.

3.The Company invoiced €12.8 million on September 28, 2022 (corresponds to the initial payment of €12.1 million euros, and an additional invoicing of €0.6 million) and received on November 4, 2022, €11.5 million after deduction of withholding tax for €1.3 million. The exchange rate on the invoice date was 1.009 euros for one dollar.

Tax audit on payroll tax for years 2013 to 2015

On January 25, 2021, the administrative court of Dijon rejected the Company’s contest claim against the tax authorities regarding the claim filed in October 2018 and its introductory request of September 2019. Abbott and the Company did not wish to contest this decision.

On February 11, 2021, the Company received formal notice to pay the amounts due to the French tax authorities under the notice of assessment issued on August 17, 2018 for an amount of €1.9 million. On March 9, 2021, the Company received the payment from Abbott for an amount of €2.0 million corresponding to the maximum amount covered by compensation under the Additional Agreement (see Note 10.2 – Tax receivables and Other current assets).

On June 9, 2021, in accordance with the French tax authorities, the Company paid €1.8 million, corresponding to the amounts due and late payment interest, including €1.3 million by offsetting sales tax (“VAT”) credit receivables (see Note 16.2 – Other current liabilities) and €0.5 million by bank transfer (see Note 17. – Trade payables and short-term contract liabilities).

Following this payment, the Company obtained in August 2021 the partial release of the bank guarantee set up in 2019 and 2020, for a total amount of €1.6 million corresponding to the portion relating to the payroll tax. Consequently, Credit Agricole agreed to release the pledge on short-term deposit for €1.0 million (see Note 17. – Trade payables and short-term contract liabilities).

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

In addition, the Company filed corrective CIR forms for the years 2013, 2014 and 2015 in December 2017 and June 2018, resulting in a total additional claim of €0.5 million. As of December 31, 2021 the Company estimated, based on the latest discussions with the tax authorities, that it will be able to obtain a tax deduction of €0.3 million in connection with these additional claims

Following this letter, the provision recorded for a total amount of €1.5 million has been fully reversed and an accrual has been recorded for the same amount as of December 31, 2021.

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

In a letter dated January 17, 2022, the tax authorities accepted this request and granted a tax rebate of €0.2 million. Following this letter, the provision recorded for a total amount €0.9 million had been fully reversed and the receivable relating to CIR 2017 has been reduced to €0.2 million, corresponding to the rebate granted by tax authorities (see Note 10.2 – Tax receivables and Other current assets).

Settlement

On February 15, 2022, the Company received a global settlement from the French tax authorities regarding the tax audit carried out on payroll taxes for 2016 and 2017, and on French Research Tax Credit (Credit d’impôt recherche or “CIR”) 2013 to 2015. This proposal has been accepted by the Company. During 2022, accruals of €2.8 million accounted as other current liabilities as of December 31, 2021, have been settled by a €0.4 million payment, by the offset against a VAT credit of €1.9 million, and by the write-off of CIR 2017 receivables in the amount of €0.2 million and €0.3 million receivables related to the CIR 2013 – 2015 corrective statement (see Note 16.2. – Other current liabilities).

Governance

Appointment of Dr. Lucy Lu as a director of its Board of Directors

Effective November 9, 2022, the Company’s Board of Directors appointed Dr. Lucy Lu as Director on its Board of Directors in lieu of Sofinnova Partners. The nomination of Dr. Lucy Lu has been ratified by the shareholders during the general shareholders meeting held on January 25, 2023.

Creation of Inventiva U.S. subsidiary, Inventiva Inc.

Inventiva Inc. was incorporated in the state of New Jersey on January 5, 2021. Inventiva owns 100% of the stock of its U.S. affiliate. Inventiva Inc. acts as service provider for its parent company in the United States, including in connection with the Phase III clinical trial for lanifibranor. The affiliate started its operations at the end of the first quarter of 2021 with the recruitment of its first employees and in particular the Chief Medical Officer (“CMO”) of Inventiva Inc. since April 2021. This subsidiary is consolidated in the Company's accounts from the date of incorporation.

Following its incorporation, the Company’s financial statements were supplemented for the first time, by consolidation of the 100% held U.S. subsidiary.

Equity financing

Implementation of an At-The-Market program in the United States

On August 2, 2021, the Company announced the implementation of an At-The-Market (“Jefferies ATM”) program allowing the Company to issue and sell, including with unsolicited investors who have expressed an interest, ordinary shares in the form of ADSs, each ADS representing one ordinary share of the Company, with aggregate gross sales proceeds of up to $100 million (subject to a regulatory limit of 20% dilution and within the limits of the investors’ requests expressed in the context of the program), from time to time, pursuant to the terms of a sale agreement with Jefferies LLC (“Jefferies”), acting as sales agent. The timing of any issuances in the form of ADSs will depend on a variety of factors and in particular on investor demand. The ATM program would have been effective until August 2, 2024, unless terminated prior to such date in accordance with the sale agreement or the maximum number of ADSs to be sold thereunder has been reached. However, on September 28, 2023, the Company announced the termination of the Jefferies ATM and that it had established a new At-The-Market program (“Cowen ATM”) (see Note 1.2. - Significant events of 2023).

Raising through At-The-Market program

On September 23, 2021, the Company raised $30 million, for existing and new specialized institutional investors, through the sale of 2,083,334 ADSs pursuant to the Jefferies ATM program. Each ADS represents one ordinary share of the Company. Fund raising performed at a price of $14.40 per ADSs, without a discount to the volume weighted average price of the Company’s ADS over the last trading day.

On October 1, 2021, the Company raised $1.9 million for existing shareholders through the sale of 130,856 ADSs pursuant to the Jefferies ATM program. Each ADS represents one ordinary share of the Company. Fund raising performed at a price of $14.40 per ADS, without a discount to the volume weighted average price of the Company’s ADSs during the last trading day.

On June 15, 2022, the Company raised €9.4 million in gross proceeds (€8.8 million in net proceeds) through the sale of 1,260,618 ADS pursuant to the Jefferies ATM program. The capital increase was completed at a price of $7.75 per ADS, representing a discount of 0.92% to the volume-weighted average trading price of the Company’s ADSs during the prior day’s trading session (equivalent to €7.43 at an exchange rate of 1.0431 USD/€). Each ADS represents one ordinary share of the Company.

Movements in the Company’s capital are described in Note 12.1 – Share capital.

Bank financing and cash flow

Payments received from the Research Tax Credit (“CIR”)

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

Settlement of the three foreign currency forward contracts for a total amount of U.S.$60 million

The three foreign currency forward contracts for a total amount of $60 million, contracted by the Company in 2020, aimed to protect its activities against EUR-USD exchange rate fluctuations in accordance with its investment policy have expired on May 14, 2021.

The Company entered into a €50 million credit facility from the European Investment Bank (“EIB”), subject to conditions

On May 16, 2022, the Company entered into a finance contract with EIB for up to €50 million (the “Finance Contract”) to support the Company’s preclinical and clinical pipeline, including to fund a portion of its Phase III clinical trial of lanifibranor in patients with non-alcoholic steatohepatitis.

The Finance Contract provides for funding in two equal tranches of €25 million. The disbursement of the first tranche (“Tranche A”) was subject to, among other conditions, (i) the Company issuing warrants to EIB in accordance with the terms and conditions of the warrant agreement entered into on July 1, 2022 (“EIB Warrants”), and (ii) the receipt by the Company of an aggregate amount of at least €18 million, obtained either through the issuance of new shares in the Company or through the receipt of upfront or milestone payments from the business development activities on the Company’s various assets.

The disbursement of the second tranche (“Tranche B”) under the Finance Contract was subject to, among other conditions, (i) the Company issuing EIB Warrants, (ii) the full drawdown of Tranche A, (iii) the receipt by the Company from the date of the Finance Contract of an aggregate amount of at least €70 million (inclusive of the €18 million for Tranche A), paid either in exchange for Company shares or through upfront or milestone payments, (iv) an out-licensing, partnership or royalty transaction with an upfront payment of at least €10 million; and (v) operational criteria based on patient enrollment and number of sites activated in the Company’s NATiV3 Phase III clinical trial of lanifibranor in patients with NASH.

Borrowings under the Finance Contract bear an interest rate equal to 8% per annum for Tranche A and 7% per annum for Tranche B. Each tranche shall be repayable in a single instalment on the maturity date of the relevant tranche, which shall be no later than four years after the disbursement of Tranche A and no later than three years after the disbursement of Tranche B.

On December 8, 2022, and on January 18, 2024, the Company drew down Tranche A and Tranche B, respectively, each for an amount of €25 million. (see Note 29. – Events after the reporting date and Note 13. – Financial debt).

The accounting treatment and impact on the 2022 and 2023 financial years appear in Note 3.7 – Loans and borrowings and Note 13. – Financial debt.

The Company obtains non-dilutive financing of €5.3 million in the form of an additional French state-guaranteed loan (“PGE”) and two equity recovery loans (“PPR”)

In June 2022, the Company entered into three loan agreements with a syndicate of French banks for a total amount of €5.3 million. One loan agreement was part of a state-guaranteed PGE loan facility (Prêt Garanti par l’Etat, or “PGE”) with Bpifrance, while the other two loan agreements were part of a stimulus economic plan (Prêts Participatifs Relance, or “PPR”) granted by Crédit Agricole Champagne-Bourgogne and Société Générale.

The PGE loan granted by Bpifrance in 2022 is guaranteed for up to 90% by the French government and has an initial duration of 12 months, with the possibility of an extension of the maturity aligned with the PGE loans the Company entered into in 2020 and for which the Company has opted for a linear repayment extension until May 2026.

The PPR loans, obtained as part of a French government initiative to support companies, have been granted by Crédit Agricole Champagne-Bourgogne and Société Générale. They are guaranteed predominantly by the French government and feature an eight-year financing period and a four-year repayment period.

The accounting treatment and impact on the 2022 and 2023 financial years appear in Note 3.7 – Loans and borrowings and Note 13. – Financial debt.

The Company entered into a warrant agreement with the European Investment Bank and issued 2,266,023 of EIB Warrants

On July 1, 2022, in connection with the Finance Contract with EIB (see paragraph above “The Company entered into a €50 million credit facility from the European Investment Bank (“EIB”), subject to conditions”), the Company entered into a warrant agreement as a condition to the potential funding of each tranche of the credit facility. Each EIB Warrant has a subscription price of €0.01 and gives the right to subscribe one share.

The number of EIB Warrants issued to EIB is determined based on (i) the aggregate amount raised by the Company through one or more equity offerings, or through upfront or milestone payments, from the date of the Finance Contract to the time of the disbursement of the relevant tranche, and (ii)(a) the average price per share paid for the Company’s shares in its most recent qualifying equity offering or (b) for Tranche A only, in case of no qualifying equity offering, the volume weighted average price per share of the Company over the last 180 calendar days.

The EIB Warrants shall have a maturity of twelve years and shall be exercisable following the earliest to occur of (i) a change of control event, (ii) the maturity date of Tranche A, (iii) an event of default under the Finance Contract, or (iv) a repayment demand by the EIB under the Finance Contract. The EIB Warrants shall automatically be deemed null and void if they are not exercised within the twelve-year period. Each EIB Warrant will entitle EIB to one ordinary share of the Company in exchange for the exercise price (subject to anti-dilutive provisions). EIB shall be entitled to a put option at its intrinsic value to require the Company to buy back the exercisable EIB Warrants not yet exercised in certain of these occurrences.

EIB has a put option which may require the Company to repurchase all or part of the unexercised EIB Warrants then exercisable at their intrinsic value (subject to a cap equal to the amount drawn under the Finance Contract) under certain circumstances (for example, in the event of a change of control or on the maturity date of Tranche A or in the event of default). The Company (or a substitute third party) has a call option to require EIB to sell all shares and other securities of the Company, including the EIB Warrants, to the Company, subject to certain terms and conditions (for example, in case of a public take-over bid from a third party). The exercise ratio of Tranche A warrants has been adjusted following the capital increase carried out on September 5, 2023 and the issue of Tranche B warrants. As of the date of authorization of the issuance of these financial statements, one Tranche A warrant entitles its holder to subscribe for 1.27 ordinary shares in the Company. In addition, the Company has a right of first refusal to buy back all EIB Warrants offered for sale to a third party, subject to certain terms and conditions.

On November 28, 2022, the Company issued 2,266,023 EIB Warrants to EIB, in accordance with the terms of the 25th resolution of the Combined General Shareholders' Meeting of May 19, 2022 and Article L. 225-138 of the French Commercial Code, as a condition to the financing of Tranche A, representing approximately 5.2% of the Company’s share capital as of December 31, 2023 (and 5.4% of the Company's share capital as of November 28, 2022). The exercise price of the EIB Warrants issued in connection with Tranche A is €4.0152, if and when they may be exercised. The potential gross proceeds if all EIB Warrants issued in connection with Tranche A were exercised would amount to €9.1 million. The transactions costs for the issuance of the EIB Warrants issued in connection with Tranche A amounted to €56 thousands.

The accounting treatment and impact on the 2022 financial year appear in Note 3.7 – Loans and borrowings and Note 13. – Financial debt.

Share-based payments

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

Grants under the AGA 2022 plan

On December 8, 2022, the Board of Directors decided to grant 373,000 bonus shares awards (the “AGA 2022”) to 110 employees. The plan is described in the Note 12.4 – Bonus share award plans.

Note 2. Basis of preparation and statement of compliance

2.1.Basis of preparation for the consolidated financial statements

The Company has prepared these consolidated financial statements in accordance with International Financial Reporting Standards as adopted by the European Union and IFRS® Accounting Standards as issued by the International Accounting Standard Board (“IASB”).

These consolidated financial statements as of December 31, 2023 and for the twelve months ended December 31, 2023, 2022 and 2021 were authorized for issue by the Company’s Board of Directors on March 25, 2024.

Standards, amendments to existing standards and interpretations published by the IASB whose application has been mandatory since January 1, 2023

The application of standards, amendments to existing standards and interpretations whose application has been mandatory since January 1, 2023 primarily concern:

-	Disclosure of Accounting Policies – Amendments to IAS 1 and IFRS Practice Statement 2;
-	Definition of Accounting Estimates – Amendments to IAS 8;
-	Deferred Tax related to Assets and Liabilities arising from a Single Transaction – Amendments to IAS 12; and
-	International tax reform – Amendment to IAS 12.

Those amendments had no material impact on the Company’s consolidated financial statements for the year ended December 31, 2023.

Standards, amendments to existing standards and interpretations published by the IASB whose application is not yet mandatory

No standards, amendments to existing standards or interpretations that may have material impact on the Company's financial statements had been published but were not yet applicable as of December 31, 2023.

2. 2.Scope and method of consolidation

●	Accounting policy

In accordance with IFRS 10 Consolidated Financial Statements, an entity (subsidiary) is consolidated when it is controlled by the company (the parent).

Subsidiaries are all entities over which the Company has control. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and could affect those returns through its power to direct the activities of the entity. Subsidiaries are consolidated from the date on which control is transferred to the Company. They are deconsolidated from the date the control ceases.

All intercompany transactions, balances, and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries are consistent with the policies adopted by the Company.

●	Consolidated entities

As of December 31, 2023, the scope of consolidation consists of two entities, the parent, Inventiva S.A. and its 100% owned subsidiary, Inventiva Inc., for which no non-controlling interest is recognized.

		Percent of
	Date of	Ownership
	incorporation	Interest	Accounting Method
INVENTIVA Inc.	01/05/2021	100%	Fully Consolidated

The table below shows the contribution of the consolidated entities as of December 31, 2023, 2022 and 2021 in the consolidated financial statements:

December 31, 2023			Consolidation	Inventiva
(in thousands of euros)	Inventiva S.A.	Inventiva Inc.	adjustments	consolidated
Net income (loss)	(107,231)	(197)	(2,999)	(110,426)
Total assets	70,304	13,301	(14,045)	69,561
Shareholders’ equity	(30,777)	876	(2,130)	(32,032)

December 31, 2022			Consolidation	Inventiva
(in thousands of euros)	Inventiva S.A.	Inventiva Inc.	adjustments	consolidated
Net income (loss)	(55,173)	691	208	(54,274)
Total assets	112,289	8,676	(4,962)	116,004
Shareholders’ equity	44,369	1,111	(5)	45,476

December 31, 2021			Consolidation	Inventiva
(in thousands of euros)	Inventiva S.A.	Inventiva Inc.	adjustments	consolidated
Net income (loss)	(50,113)	382	96	(49,635)
Total assets	121,768	4,232	(4,015)	121,985
Shareholders’ equity	88,552	404	(90)	88,866
●	Interests in associates and joint ventures

Hepalys is incorporated and has its principal place of business in Japan. The Company’s proportion of ownership interest is 15% and is the same as the proportion of voting rights held. In accordance with IAS 28 Investments in Associates and Joint Ventures, Hepalys is an associate of the Company and is accounted for using the equity method (see Note 6. – Investments accounted for using the equity method).

2.3Foreign currency translation

●	Functional and presentation currency

The Company’s consolidated financial statements are presented in euros, which is also its functional currency. The functional currency of Inventiva Inc. is the U.S. dollar. All amounts presented in these notes to the consolidated financial statements are denominated in euros unless otherwise stated.

●	Translation of financial statements into presentation currency

The results and financial position of foreign operations that have a functional currency different from the presentation currency are translated into euros, the presentation currency, as follows:

●	Assets and liabilities for each balance sheet presented are translated at the closing rate on the date of that balance sheet,
●	Income and expenses for each statement of (income) loss and statement of comprehensive (income) loss are translated at average exchange rates (which is an approximate value of the exchange rate on the transaction date in the absence of significant fluctuations. Income and expenses are translated at the transaction dates if the exchange rates fluctuate significantly), and
●	All resulting exchange differences are recognized in other comprehensive income.

Exchange rate (USD per EUR)	As of December 31, 2023	As of December 31, 2022	As of December 31, 2021
Average exchange rate for the period	1.0813	1.0530	1.1827
Exchange rate at period end	1.1050	1.0666	1.1326

Note 3. Accounting principles

The principal accounting policies applied in the preparation of the financial statements are described below. Unless otherwise stated, the same policies have been consistently applied for all periods presented.

3.1.Property, plant, and equipment

Property, plant, and equipment are recognized at historical cost, less depreciation and impairment losses, if any.

Depreciation is calculated based on the estimated useful life of assets using the straight-line method. A complete review of the useful lives of acquired non-current assets is performed on an annual basis. Any material adjustments are reflected prospectively in the depreciation schedule.

The principal useful lives applied are as follows:

●	Buildings: 20 to 25 years
●	Fixtures and fittings: 10 years
●	Technical facilities: 6 to 10 years
●	Equipment and tooling: 6 to 10 years
●	General facilities, miscellaneous fixtures, and fittings: 10 years
●	Office equipment: 5 years
●	IT equipment: 5 years
●	Furniture: 10 years

3.2.Lease contracts

Lease contracts are recognized in accordance with the standard IFRS 16 - Leases as follows:

●	an asset, representing its right to use the leased asset during the lease term (right-of-use asset);
●	a liability, representing the value of the outstanding lease payments (lease liability).

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

See Note 13.4 – Lease Liabilities.

Exemptions

Rental expenses for short-term and low-value (less than €5,000) leases continue to be recognized in operating expenses in the Company’s statement of income (loss).

3.3.Impairment of non-financial assets

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

3.4.Derivatives

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

On May 16, 2022, the Company entered into a credit facility with EIB. This financial instrument includes two instruments (i) a host contract representing a debt component (the loans) and (ii) EIB Warrants. The two instruments issued (loans and EIB Warrants) on the date of conclusion are economically and intrinsically linked according to the IFRS 9 criteria, thus the transaction is analyzed as a single hybrid instrument on issue in which there is a host contract representing a debt component (the loans) and a derivative (the EIB Warrants). The financial instrument includes different options too: a BSA call option, a prepayment option of the loan and a BSA put option. The prepayment option is not a separate derivative instrument.

The EIB Warrants, put option and call option are each classified as derivatives on own equity instruments, because the “fixed-for-fixed” rule under IAS 32, which provides that derivatives will be classified as equity if they can only be settled by delivering a fixed number of shares in exchange for a fixed amount of cash or another financial asset, is not met (non-cash settlement option which may result in exchanging a variable number of shares, for a variable price). The derivatives are recognized at fair value through profit and loss. The fair value is estimated using the Longstaff Schwartz model which takes into account data from active markets and unobservable data (directly and indirectly) (see Note 3.17 – Use of estimates and judgment).

The put option can only be exercised in the framework and for the purposes of a cashless exercise of the EIB Warrants, and thus cannot be exercised on a standalone basis. The put option comes into effect upon the issuance of EIB Warrants by the Issuer and remains in effect for the lifetime of the EIB Warrants. In addition, the put option is not independently transferable from the EIB Warrants. Thus, the put option is not bifurcated and it is to be considered as part of the valuation of the EIB Warrants.

The call option is exercisable by the Company, under very specific circumstances wherein the value of the EIB Warrants increases due to a takeover bid for the Company. The Company believes it is very unlikely that it will take advantage of exercising the call option. Thus, the call option has been valued at zero and does not require bifurcation.

The accounting treatment and impact on the 2022 and 2023 financial years is described in Note 13. - Financial debt.

3.5.Cash and cash equivalents

Cash and cash equivalents include cash on hand and demand deposits, as well as other short-term highly liquid investments with maturities of three months or less, convertible at a known amount, and subject to an insignificant risk of change in value.

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

3.6.Share-based payments plans

Since the Company’s inception, the Company put in place compensation plans settled in equity instruments in the form of share warrants awarded to employees (Bons de souscription de parts de créateur d’entreprise, BSPCE or BSPCE share warrants) and to a non-employee (Bons de souscription d’actions, BSA or BSA share warrants), bonus share award to employees (Attribution gratuite d’actions, AGA or AGA bonus share award) and free performance units plans (Attribution gratuite d'unités de performance, PAGUP or PAGUP free performance units).

In accordance with IFRS 2 — Share-based Payment, services received are recognized in expenses with a corresponding increase in equity in the period in which the benefit is granted to the employee or non-employee. The values of the BSAs, BSPCEs, AGAs and PAGUPs are determined with the assistance of an independent expert using the methods described below.

The values of equity instruments are determined, using option valuation models (in particular, a Black and Scholes model or a Monte-Carlo simulation, depending on whether the plans are subject to market performance condition), on the basis of the value of the underlying equity instrument on the grant date, the volatility, observed on the historical share price of the Company and on a sample of comparable listed companies, and the estimated lifespan associated equity instruments.

The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market conditions are expected to be met, such that the amount ultimately recognized is based on the number of awards that meet related service and non-market conditions. For share-based payment awards where the payment is based on shares with market conditions at market acquisition, the grant date fair value of the share-based payment is measured to reflect these conditions and there is no adjustment for differences between the expected results and the actual result.

Movement, details, and measurement of the fair value of options incorporates the vesting conditions of these plans are described in Note 12.3 - Share warrants plan, Note 12.4 - Bonus share award plans and Note 12.5 – Performance units plans.

3.7.Loans and borrowings

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

The accounting treatment applied to the financing contract entered with the EIB is described in Note 13. – Financial debt.

3.8.Royalty Certificates liabilities

The royalty certificates are a contractual obligation for the Company to make cash payments to investors amounting to 2% of future lanifibranor net sales under the condition of the occurrence of such sales, which is an event that is not under the control of the Company. Therefore, they meet the definition of financial liabilities.

The Company concluded that they do not include embedded derivatives related to the variability of royalties that are based on future net sales which variable is not specific to a party to the contract.

In addition, the Company concluded that the early redemption payment clause was an embedded derivative with a fair value considered to be nil. Consequently there is no embedded derivative to be accounted for separately. (see Note 3.17 – Use of estimates and judgment).

Royalty Certificates are initially measured at fair value (refer to Note 13. – Financial debt for valuation model applied). They are subsequently measured at amortized cost calculated using the effective interest rate (“EIR”) method (see Note 3.17 – Use of estimates and judgment).

3.9.Current and deferred tax

Tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the tax authorities, using tax rates and tax laws enacted or substantively enacted at the end of the reporting period.

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

Deferred tax assets

Deferred tax assets are recognized for all deductible temporary differences, unused tax losses and unused tax credits to the extent that it is probable that the temporary difference will reverse in the foreseeable future and that taxable profit will be available against which the deductible temporary difference, unused tax losses or unused tax credits can be utilized. It includes the research tax credit granted by the U.S. Government granted by the tax authorities to encourage technical and scientific research by U.S. companies (see Note 8 - Deferred tax assets).

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

Deferred tax liabilities

Deferred tax liabilities are recognized for all taxable temporary differences associated with investments in subsidiaries, branches and associates, and interests in joint arrangements, except when the parent, investor, joint venturer or joint operator is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

3.10.Provisions for retirement benefit obligations

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

3.11.Other provisions

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

3.12.Revenue

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
-

Potential revenue from sales-based or usage-based royalty promised in exchange for a license of intellectual property would not be recognized until the achievement of the milestone or completion of the sale.

The accounting treatment of the contracts with customers are detailed in Note 19.1 – Revenues.

3.13.Other income

Research tax credit

It includes the research tax credit (crédit d’impôt recherche, or “CIR”) granted by the French tax authorities to encourage technical and scientific research by French companies and it is recorded in the “Tax receivables” line of the statement of financial position. Regarding CIR companies demonstrating that they have expenses that meet the required criteria, including research expenses located in France or certain other European countries, receive a tax credit that can be used against the payment of the corporate tax due the fiscal year in which the expenses were incurred and during the next three fiscal years; provided, that companies may receive cash reimbursement for any excess portion.

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

Other grants

The Company could receive subsidies from several public bodies. The subsidies are related to net income and granted to compensate for incurred expenses. They are therefore recognized in net income as other income for the period in which it becomes reasonably certain that they will be received.

3.14.Fair value measurement

In the table below, financial instruments are measured at fair value according to a hierarchy comprising three levels of valuation inputs:

●	Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.
●	Level 2: Inputs other than quoted market prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
●	Level 3: Unobservable inputs for the asset or liability.

The table below present the financial assets and liabilities of the Company measured at fair value at December 31, 2023:

At December 31, 2023 (in thousands of euros)	Level 1	Level 2	Level 3
Financial assets at fair value through profit or loss
Derivatives instruments assets	—	—	—
Term deposits	—	—	—
Total assets	—	—	—
Financial liabilities at fair value through profit or loss
Long-term financial debt - derivatives	—	—	10,265
Total liabilities	—	—	10,265

See Note 13.3 - Derivatives.

The table below present the financial assets and liabilities of the Company measured at fair value at December 31, 2022:

At December 31, 2022 (in thousands of euros)	Level 1	Level 2	Level 3
Financial assets at fair value through profit or loss
Derivatives instruments assets	—	—	—
Term deposits	—	—	—
Total assets	—	—	—
Financial liabilities at fair value through profit or loss
Long-term financial debt – derivatives	—	—	9,876
Total liabilities	—	—	9,876

The table below present the financial assets and liabilities of the Company measured at fair value at December 31, 2021:

At December 31, 2021 (in thousands of euros)	Level 1	Level 2	Level 3
Financial assets at fair value through profit or loss
Derivatives instruments assets	—	—	—
Term deposits	8,829	—	—
Total assets	8,829	—	—
Financial liabilities at fair value through profit or loss
Long-term financial debt – derivatives	—	—	—
Total liabilities	—	—	—

3.15.Foreign currency transactions

Presentation currency and functional currency of financial statements

The financial statements of the Company have been prepared in euros, which also constitutes the functional currency of the Company. All amounts mentioned in this annex to the financial statements are expressed in euros, unless otherwise indicated.

Translation of foreign currency transactions

As of December 31, 2023, foreign currency transactions include bank accounts and term deposits in U.S dollars implemented after the initial public offering on the Nasdaq Global Market in July 2020 (“IPO”). Certain purchasing transactions are carried out in foreign currencies for our studies and clinical trials conducted in the United States and to a lesser degree the United Kingdom, Switzerland, Australia, Canada and Sweden. For the year ended December 31, 2023, these expenses in a foreign currency amounted to approximately €46.8 million, or 37% of the operating expenses, to be compared with €15.9 million, or 21% for the year ended December 31, 2022, and €13.5 million, or 21% for the year ended December 31, 2021.

These transactions are translated into euros at the exchange rate prevailing at the date of each transaction. Purchasing transactions in foreign currencies are presented in operating income as they relate to the Company’s ordinary activities. Foreign exchange gains and losses relating to short-term investments and bank accounts in U.S. dollars are presented in financial income (loss).

3.16.Segment information

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

For the company’s geographical split please refer to tables below:

	As of December 31,
(in thousands of euros)	2021	2022	2023
France	770	568	541
USA	—	—	—
Intangible assets	770	568	541
France	3,096	6,324	8,402
USA	101	1,062	724
Property, plant and equipment	3,196	7,385	9,125
France	2,442	1,603	9,958
USA	—	65	96
Other non-current assets	2,442	1,668	10,055

	As of December 31,
(in thousands of euros)	2021	2022	2023
France	194	125	118
USA	4,000	—	—
China	—	12,054	4,610
Japan	—	—	12,750
Revenue	4,194	12,179	17,477

3.17.Use of estimates and judgment

The preparation of financial statements in accordance with IFRS Accounting Standards requires:

●	Management to make judgments when selecting appropriate assumptions for accounting estimates, which consequently involve a certain degree of uncertainty.
●	Management to make estimates and apply assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, as well as information presented for the period.

The estimates and judgments, which are updated on an ongoing basis, are based on past experience and other factors, in particular assumptions of future events, deemed reasonable in light of circumstances.

The conflict in Ukraine and the state of war between Israel and Hamas have not led to any material changes in the estimates or judgements made by management in the preparation of the Company’s consolidated financial statements.

The Company makes estimates and assumptions concerning the future. The resulting accounting estimates, by definition, often differ from actual reported values. Estimates and assumptions that could lead to a significant risk of a material adjustment in the carrying amount of assets and liabilities in the subsequent period are analyzed below.

Revenue

●	Identifying performance obligations - A promised good or service will need to be recognized separately in revenue if it is distinct as defined in IFRS 15. In determining whether the performance obligation is separate, the Company analyses if (i) the good or service is distinct in absolute terms, i.e. it can be useful to the customer, either on its own or in combination with resources that the customer can obtain separately; and if (ii) the good or service is distinct in the context of the contract, i.e. it can be identified separately from the other goods and services in the contract because there is not a high degree of interdependence or integration between this element and the other goods or services promised in the contract. If either of these two conditions is not met, the good or service is not distinct, and the Company must group it with other promised goods or services until it becomes a distinct group of goods or services.

In the context of Biotech industry R&D services are generally capable of being distinct if:

-	The entity sells the services on their own - i.e. without a related license. This indicates that customers can benefit from the services on their own and they are therefore capable of being distinct; or

-	The customer can benefit from the services together with the license that has already been transferred to the customer. Readily available resources include goods or services that have already been transferred. If the license is transferred at the beginning of the contract, the services will typically be capable of being distinct.

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

●	Allocation of transaction price to performance obligations - A contract's transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. To determine the proper revenue recognition method, the Company evaluates whether the contract should be accounted for as more than one performance obligation. This evaluation requires significant judgment; some of the Company's contracts have a single performance obligation as the promise to transfer the individual goods or services is not separately identifiable from other promises in the contracts and, therefore, not distinct. For contracts with multiple performance obligations, the Company allocates the contract's transaction price to each performance obligation using our best estimate of the standalone selling price of each distinct good or service in the contract.
●	Non-cash consideration - To determine the transaction price for contracts in which a customer promises consideration in a form other than cash, an entity shall measure the non-cash consideration (or promise of non-cash consideration) at fair value. If an entity cannot reasonably estimate the fair value of the non-cash consideration, the entity shall measure the consideration indirectly by reference to the stand-alone selling price of the goods or services promised to the customer (or class of customer) in exchange for the consideration. The fair value of the non-cash consideration may vary because of the form of the consideration (for example, a change in the price of a share to which an entity is entitled to receive from a customer).
●	Variable consideration - Due to the nature of the work required to be performed on many of the Company's performance obligations, the estimation of total revenue and cost at completion is complex, subject to many variables and requires significant judgment. It is common for the collaboration and license agreements to contain variable consideration that can increase the transaction price. Variability in the transaction price arises primarily due to milestone payments obtained following the achievement of specific milestones (e.g., scientific results or regulatory or commercial approvals). The Company includes the related amounts in the transaction price when it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. The effect of the increase of the transaction price due to milestones payments is recognized as an adjustment to revenue on a cumulative catch-up basis.
●	Revenue recognized over time and input method - Some of the Company's performance obligations are satisfied over time as work progresses, thus revenue is recognized over time, using an input measure of progress as it best depicts the transfer of control to the customers.

The application of the IFRS 15 on the current contracts with customers is detailed in Note 19.1 - Revenues.

CIR

The amount of the CIR is determined based on the Company's internal and external expenditure in the reporting period. Only eligible research costs may be included when calculating the CIR. Compliance with the eligibility criteria for expenses when calculating the Tax Credit may require some judgment on the part of the Company.

Valuation of share warrants and bonus share award plans

Fair value measurements of share warrants and bonus share award granted to employees are based on actuarial models which require the Company to factor certain assumptions into its calculations (see Note 12.3 - Share warrants plan and Note 12.4 - Bonus share award plans).

Measurement of retirement benefit obligations

The Company operates a defined benefit pension plan. Its defined benefit plan obligations are measured in accordance with actuarial calculations based on assumptions such as discount rates, the rate of future salary increases, employee turnover, mortality tables and expected increases in medical costs. The assumptions used are generally reviewed and updated annually. The main assumptions used and the methods chosen to determine them are set out in Note 3.10 - Provisions for retirement benefit obligations. The Company considers that the actuarial assumptions used are appropriate and justified in light of current circumstances. Nevertheless, retirement benefit obligations are likely to change in the event that actuarial assumptions are revised.

Derivatives

The Company may have to use derivative financial instruments to hedge its exposure to exchange rate risks (Currency forward sales). The Company has not opted for hedge accounting in accordance with IFRS 9. The fair values of these derivatives are estimated on the basis of commonly used valuation models considering data from active markets.

The fair value measurement of the EIB Warrants and the put options related to those EIB Warrants is based on the LongStaff Schwartz option valuation model which makes assumptions about complex and subjective variables. These variables include the value of the Company's shares, the expected volatility of the share price over the lifetime of the instrument, and the present and future behavior of holders of those instruments. There is a high inherent risk of subjectivity when using an option valuation model to measure the fair value of derivative instruments and of the equity instruments in accordance with IAS 32 Financial Instruments - Presentation (“IAS 32”) and IFRS 9. The fair value measurement of the debt component of the EIB Warrants was determined by discounting cash flows at market rate (unobservable input). The valuation approach and assumptions utilized are disclosed in Note 13. - Financial debt.

Royalty Certificates

The value of the purchase options, separate derivative instruments, at inception and subsequent dates is nil and has no impact on the financial statements.

The EIR is calculated based on future cash flows, estimated on the basis of development and commercialization plans and budgets approved by the Board of Directors of the Company. If there is a change in the timing or amount of estimated cash flows, then the gross carrying amount of the amortized cost of the financial liability is adjusted in the period of change to reflect the revised actual and estimated cash flows, with a corresponding income or expense being recognized in profit or loss. The revised gross carrying amount of the amortized cost of the financial liability is calculated by discounting the future revised estimated cash flows at the original EIR.

Subcontracting Costs Related to Clinical Trials

Following the initiation of the Phase III clinical trial evaluating lanifibranor in NASH, the Company has signed contracts with contract research organizations. These CRO contracts are intended to conduct clinical trials, to support regulatory approval of the product in Europe and the United States and to manage pharmacovigilance operations (see Note 26. – Commitments related to operational activities).

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

When the estimated incurred expenses are higher than the invoiced expenses, a provision for accrued expenses is recorded in the consolidated financial statements (see Note 16.2 – Other current liabilities). When the expenses incurred are lower than the expenses invoiced, a prepaid expense is recorded in the consolidated financial statements (see Note 10.2 – Tax receivables and Other current assets).

3.18.Going concern

From inception, the Company has financed its growth through successive capital increases, debt, collaboration and license agreements and reimbursements of CIR receivables. The Company continues to pursue its research and development activities for its product candidates.

The Company has incurred operating losses and negative cash flows from operations since inception due to the innovative nature of the product candidates it is developing, which necessitates a research and development phase spanning multiple years. The Company does not expect to generate revenue from product sales in the near future. With the biopharmaceutical industry's product development phases requiring increasing investments, the Company's financing needs will continue to grow as clinical trials of the Company's drug candidates progress and the Company invests to develop existing and new product candidates.

As of December 31, 2023, the Company had €26.9 million of available cash and cash equivalents, consisting of cash and short-term deposit accounts that are liquid and easily convertible within 3 months without penalty or risk of change in value (see Note 11. – Cash and cash equivalents).

As of December 31, 2023, the Company also had:

●	a €0.01 million of short-term deposits, included in “other current assets”, that are considered by the Company as liquid and easily available, and;
●	a €9.0 million long-term, two-year deposit forward contract entered into during the first quarter of 2023, included in “other non-current assets”, but accessible prior to the expiration of the term upon 31 days written notice.

Following December 31, 2023, the Company drew down Tranche B of €25.0 million under the Finance Contract with the EIB on January 18, 2024 (described in Note 29. – Events after the reporting date).

As of the date of authorization of the issuance of these consolidated financial statements, the Company estimates, given its current cost structure and its projected expenditure commitments, that it should have sufficient funds to finance its activities until the beginning of the third quarter of 2024. Accordingly, the Company’s current cash and cash equivalents and the short and long-term deposits will not be sufficient to cover its operating needs for at least the next 12 months. These events and conditions indicate that a material uncertainty exists that may cast significant doubt on the Company’s ability to continue as a going concern and, therefore, the Company may be unable to realize its assets and discharge its liabilities in the normal course of business.

This estimate is based on the Company’s current business plan and excludes (i) other expenses related to the potential development of odiparcil or resulting from any potential in-licensing or acquisition of additional product candidates or technologies, or any associated development the Company may pursue, (ii) any potential milestone payments that may be received or paid by the Company or potential additional financing. The Company may have based this estimate on incorrect assumptions and may have to use its resources sooner than anticipated.

In order to finance its activities, the Company needs to raise additional funds, and is currently actively reviewing potential financing (including debt, equity and equity-linked or other instruments) and strategic options and is discussing these options with potential counterparties and with its financial advisors.

In particular, the Company may seek to raise additional funds to achieve its development goals for its research and development programs through:

●	potential sales of ADSs under the Company’s existing Cowen ATM program, having an aggregate offering price of $58.0 million from time to time, which has a term until August 2, 2024;
●	other potential public or private securities offerings; and
●	potential strategic transactions such as business development partnerships and/or royalty deals.

The Company cannot guarantee that it will be able to obtain the necessary financing, through any of the foregoing measures or otherwise, to meet its needs or to obtain funds at acceptable terms and conditions, on a timely basis, or at all, especially taking into account the generally challenging environment for financing of biotech companies. If the Company is unable to obtain funding on a timely basis, it may be required to significantly curtail, delay or discontinue one or more of its research or development programs or the commercialization of any approved product or be unable to expand its operations or otherwise capitalize on its business opportunities, as desired, which would impair the Company’s prospects and business operations.

The consolidated financial statements as of and for the year ended December 31, 2023, have been prepared on a going concern basis assuming the Company will continue to operate for the foreseeable future. As such, they do not include any adjustments related to the amount or classification of assets and liabilities that may be required if the Company were not able to continue as a going concern.

Note 4. Intangible assets

(in thousands of euros)	January 1, 2021	Increases	Decreases	December 31, 2021
Library of compounds	2,142	—	—	2,142
Software	1,533	53	(10)	1,575
Intangible assets, gross	3,674	53	(10)	3,717
Amortization of library of compounds	(1,322)	(165)	—	(1,487)
Amortization of software	(1,417)	(53)	10	(1,460)
Amortization	(2,739)	(217)	10	(2,947)
Intangible assets, net	935	(165)	(1)	770

(in thousands of euros)	January 1, 2022	Increases	Decreases	December 31, 2022
Library of compounds	2,142	—	—	2,142
Software	1,575	15	—	1,590
Intangible assets, gross	3,717	15	—	3,732
Amortization of library of compounds	(1,487)	(165)	—	(1,651)
Amortization of software	(1,460)	(52)	—	(1,512)
Amortization	(2,947)	(217)	—	(3,164)
Intangible assets, net	770	(202)	—	568

(in thousands of euros)	January 1, 2023	Increases	Decreases	December 31, 2023
Library of compounds	2,142	—	—	2,142
Software	1,590	194	—	1,784
Intangible assets, gross	3,732	194	—	3,926
Amortization of library of compounds	(1,651)	(165)	—	(1,816)
Amortization of software	(1,512)	(56)	—	(1,568)
Amortization and impairment	(3,164)	(221)	—	(3,384)
Intangible assets, net	568	(27)	—	541

During the 2023 financial year, software was acquired for €0.2 million. Other changes in intangible assets mainly correspond to depreciation expenses, for €0.2 million for each of the years ended December 31, 2023, December 31, 2022, and December 31, 2021.

In the absence of any indication of impairment, no impairment tests have been performed on amortizable intangible assets in the years ended December 31, 2023, 2022 and 2021.

Note 5. Property, plant, and equipment

	January 1,				December 31,
(in thousands of euros)	2023	Increases	Decreases	Others	2023
Land	172	—	—	—	172
Buildings	3,470	—	—	—	3,470
Technical facilities, equipment and tooling	5,457	210	(87)	24	5,604
Other property, plant and equipment	1,519	38	(44)	24	1,536
Property, plant and equipment in progress	65	98	—	(48)	115
Right of use	5,259	3,731	—	(46)	8,943
Property, plant and equipment, gross	15,941	4,076	(131)	(46)	19,840
Depreciation and impairment of buildings	(2,104)	(182)	—	—	(2,286)
Depreciation and impairment of technical facilities, equipment and tooling	(4,446)	(317)	86	—	(4,676)
Depreciation and impairment of other property, plant and equipment	(1,216)	(99)	44	—	(1,271)
Depreciation and impairment of right of use	(790)	(1,681)	0	(8)	(2,480)
Depreciation and impairment	(8,555)	(2,280)	130	(8)	(10,714)
Property, plant and equipment, net	7,386	1,797	(1)	(55)	9,125

In 2023, the gross value of property, plant and equipment increased by €3.9 million mainly due to the recognition of the new right of use related to the Fibroscans lease agreement for €3.7 million.

	January 1,				December 31,
(in thousands of euros)	2022	Increases	Decreases	Others	2022
Land	172	—	—	—	172
Buildings	3,407	86	(23)	—	3,470
Technical facilities, equipment and tooling	5,118	357	(18)	—	5,457
Other property, plant and equipment	1,422	97	—	—	1,519
Property, plant and equipment in progress	59	5	—	—	65
Right of use	143	5,109	—	7	5,259
Property, plant and equipment, gross	10,321	5,655	(41)	7	15,941
Depreciation and impairment of buildings	(1,931)	(196)	23	—	(2,104)
Depreciation and impairment of technical facilities, equipment and tooling	(4,091)	(355)	1	—	(4,446)
Depreciation and impairment of other property, plant and equipment	(1,087)	(128)	—	—	(1,216)
Depreciation and impairment of right of use	(14)	(776)	—	(0)	(790)
Depreciation and impairment	(7,124)	(1,455)	24	(0)	(8,555)
Property, plant and equipment, net	3,196	4,200	(17)	7	7,385

Changes during the period 2022 mainly correspond to the recognition of rights of use assets, notably the Fibroscans equipment leases for €5.1 million.

	January 1,				December 31,
(in thousands of euros)	2021	Increases	Decreases	Others	2021
Land	172	—	—	—	172
Buildings	3,407	—	—	—	3,407
Technical facilities, equipment and tooling	4,856	336	(75)	—	5,118
Other property, plant and equipment	1,203	223	(4)	—	1,422
Property, plant and equipment in progress	137	59	—	(137)	59
Right of use	34	143	(34)	—	143
Property, plant and equipment, gross	9,810	761	(113)	(137)	10,321
Depreciation and impairment of buildings	(1,737)	(194)	—	—	(1,931)
Depreciation and impairment of technical facilities, equipment and tooling	(3,782)	(384)	75	—	(4,091)
Depreciation and impairment of other property, plant and equipment	(976)	(116)	4	—	(1,087)
Depreciation and impairment of right of use	(33)	(16)	34	—	(14)
Depreciation and impairment	(6,528)	(709)	113	(137)	(7,124)
Property, plant and equipment, net	3,282	52	—	(274)	3,196

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

In the absence of any indication of impairment, no impairment tests have been performed on amortizable tangible assets and right of use in the years ended December 31, 2021, 2022 and 2023.

Note 6. Investments accounted for using the equity method

On September 26, 2023, pursuant to the terms of the Catalys Option Agreement, the Company exercised its option to buy 30% (1,500,000 ordinary shares) of Hepalys at an aggregate exercise price of ¥300 (equal to €1.90). Following the receipt of the exercise notice, Hepalys’s Board of Directors authorized the transfer of the 1,500,000 ordinary shares from Catalys to the Company on October 11, 2023.

As of October 11, 2023, the acquisition date, the fair value of this option amounts to $3.6 million (€3.4 million), corresponding to the estimated fair value of the ordinary shares acquired when exercising the option. The fair value of the ordinary shares has been estimated based on a backsolve option pricing model taking into account the preferred shares market value issued by Hepalys on September 29, 2023. The parameters of the option pricing model are a volatility of 68%, a risk-free rate of 2%, and a maturity of 8 years.

Concurrently, on September 29, 2023, Hepalys’s shareholders agreed to a capital increase of $13 million, in which the Company did not take part, resulting in a dilution of the Company’s ownership down to 15%. As of December 31, 2023, the Company owns 15% of the shares of Hepalys.

The Company analyzed its ownership of Hepalys and concluded that, as of December 31, 2023, it has a significant influence but not control or joint control of Hepalys. The significant influence is reflected through the ownership of percentage of interests held, the percentage of potential voting rights owned by the Company including the option, under the Catalys Shareholders Agreement, to acquire all outstanding shares of Hepalys at a pre-agreed multiple of post-money valuation that was exercisable as at December 31, 2023, as well as the active participation in the business of Hepalys in the framework of the Hepalys License Agreement.

The investment in Hepalys is accounted for using the equity method of accounting as of December 31, 2023.

The tables below provide the summarized statement of financial position of Hepalys. The disclosed information reflects the amounts presented in the financial statements of Hepalys and not the Company's share of those amounts. They have been amended to reflect adjustments made by the Company when using the equity method, in this case fair value adjustments. The tables below provide also the reconciliation between the Hepalys statement of financial position and the carrying amount in the Company statement of financial position.

	December 31,	October 11,
(in thousands of euros)	2023	2023
Intangible assets	20,278	20,656
Total non-current assets	20,278	20,656
Other current assets	44	13
Cash and cash equivalents	1,082	11,569
Total current assets	1,126	11,582
Deferred assets	41	2
Total assets	21,444	32,240

Capital stock	640	5,877
Capital reserve	22,656	17,176
earnings brought forward	(178)	(176)
Net loss for the period	(1,111)	(232)
Treasury Shares	(812)	0
Shareholders’ equity	21,194	22,645
Total non-current liabilities	—	—
Trade payables	237	9,590
Other current liabilities	13	6
Total current liabilities	250	9,596
Total equity and liabilities	21,444	32,240

Opening net assets	22,645	—
Loss for the period	(879)	—
Other comprehensive income	247	—
Capital variations	(819)	—
Closing net assets	21,194	—

Group's share in %	15%	15%
(in thousands of euros)
Group's share	3,267	3,406
Elimination of unrealised profit on downstream sales	(1,881)	—
Goodwill	38	—
Carrying amount	1,425	3,406

Note 7. Other non-current assets

	As of
	December 31,
(in thousands of euros)	2021	2022	2023
Long‑term deposit accounts	1,745	700	9,000
Advance payments – non-current	689	895	1,047
Accrued income	0	65	0
Security deposits	8	8	8
Other non‑current assets	2,442	1,668	10,055

Long-term deposits accounts

As of December 31, 2023, long-term deposit accounts with more than a year of maturity increased by €8.3 million, related to:

-	the entry into a €9.0 million two-year deposit forward contract, accessible prior to the expiration of the term with a notice period of 31 days, in October 2023; and
-	the change of maturity of a €0.7 million term deposit (a deposit maturing at January 30, 2024 and repaid early in April, 2023).

In the fiscal year 2022, deposit accounts whose maturity was shorter than one year from December 31, 2022 had been reclassified as current assets (see Note 10. – Trade receivables, tax receivables and other current assets), resulting in a decrease in the “Long-term deposit accounts” of €1.0 million. At December 31, 2022, long-term deposit accounts were mainly composed of one account maturing at January 30, 2024.

At December 31, 2021, two pledges over cash, for a total amount of €1.7 million, were in place:

-	one pledge over cash of €0.7 million was granted by the Company on February 1, 2019, equivalent to 50% of the sum not covered by the indemnity to be received from the Abbott group under the Additional Agreement; and
-	one pledge over cash of €1.0 million was granted by the Company on January 6, 2021. Following the request for a deferral of payment on the payroll tax for fiscal years 2016 and 2017, the Company carried out a guarantee to the tax authorities, in the form of a bank guarantee from Crédit Agricole.

These pledges were granted as part of the surety provided by the Company to the French tax authorities in connection with its tax disputes, in the form of €1.7 million bank guarantees from Crédit Agricole. During April 2022, two pledges over cash of €1.0 million and €0.7 million were released following the settlement on the payroll tax for fiscal years 2016 and 2017 (see Note 1.3 – Significant events of 2022 and 2021).

Advances payments – non-current

As of December 31, 2023, non-current advances to suppliers amounted to €1.0 million, corresponding to the advance paid under the CRO contract with PRA, as non - current advances to suppliers as of December 31, 2022 and December 31, 2021 (see Note 26. – Commitments related to operational activities).

Note 8. Deferred tax assets

	As of December 31,
(in thousands of euros)	2021	2022	2023
Tax credits	—	—	225
Deferred tax assets	—	—	225

Inventiva S.A. and Inventiva Inc. are taxed as two separate entities and cannot apply the tax consolidation. For each entity, the deferred tax assets and deferred tax liabilities is offset in the consolidated financial statements. Deferred tax assets are recognized only when an entity have sufficient evidence that it will have a sufficient taxable benefit available to use the unused tax losses in the foreseeable future.

Inventiva S.A. has recorded tax losses for 2023 and every year since 2017. As recovery of these losses in future periods is considered unlikely due to the uncertainty inherent to the Company’s activity, no deferred tax assets were recognized on this basis for the full year ended December 31, 2023 as previous periods.

Inventiva Inc. recognized deferred tax assets for an amount €0.2 million of as of December 31, 2023, which relate to U.S. R&D tax credits. Inventiva Inc. is entitled to claim special tax deductions for investments in qualifying expenditure under the Research and Development Tax Incentive regime in the United States. U.S. R&D tax credits can be carried forward for 20 years, are non-refundable unlike the CIR and used to reduce regular tax liability. The Company assessed that the deferred tax assets should be recoverable up to €0.2 million using the estimated future taxable income based on the approved business plans and budgets for the subsidiary on the next three years. Consequently, all other deferred tax assets remain unrecognized.

The balance of unrecognized deferred taxes on Inventiva S.A. tax loss carryforwards amounts to €374.6 million (base) at December 31, 2023 and to €261.8 million at December 31, 2022.

Note 9. Inventories

	As of
	December 31,
(in thousands of euros)	2021	2022	2023
Laboratory inventories	425	406	426
Inventories write‑down	(33)	(33)	(9)
Inventories	392	373	417

Note 10. Trade receivables, tax receivables and other current assets

10.1.Trade receivables and others

Trade receivables and others break down as follows:

	As of
	December 31,
(in thousands of euros)	2021	2022	2023
3 months or less	4,000	0	3,807
Between 3 and 6 months	—	—	—
Between 6 and 12 months	—	—	—
More than 12 months	—	—	—
Trade receivables and others	4,000	0	3,807

The average payment period is 30 days.

As of December 31, 2023, trade receivables and others mainly consisted of the reinvoicing to CTTQ of a share of costs incurred as of December 31, 2023 for the Phase I clinical pharmacology study and the ongoing NATiV3 Phase III trial.

As of December 31, 2021, the trades receivables consisted exclusively of a receivable from AbbVie following the launch of the Phase IIb trial for the cedirogant program for a total amount of €4.0 million, in accordance with the terms of the collaboration agreement between the Company and AbbVie (see Note 1.3 – Significant events of 2022 and 2021). This payment was received by the Company in January 2022.

10.2.Tax receivables and Other current assets

	As of December 31,
(in thousands of euros)	2021	2022	2023
CIR and other research tax credits	4,357	5,994	5,333
Other	16	13	19
Tax receivables	4,373	6,007	5,352
Prepaid expenses	7,454	8,601	4,656
Short-term deposit accounts	8,829	1,048	70
Current accrued income	92	117	1,047
Liquidity agreement - Cash	762	282	422
VAT receivables	2,828	3,057	5,066
Other receivables	294	162	435
Other current assets	20,260	13,267	11,696
Other current assets and receivables	24,632	19,274	17,048

French Research Tax Credit (“CIR”)

As of December 31, 2023, tax receivables amounted to €5.4 million, mainly relating to the 2023 CIR as of December 31, 2023, in the amount of €5.3 million and remain stable compared to December 31, 2022.

As of December 31, 2022, tax receivables were mainly composed of CIR and other research tax credits for an amount of €6.0 million, including €0.8 million for the R&D Tax Research Credit of Inventiva Inc. and €5.2 million for the CIR. As of December 31, 2021, tax receivables were mainly composed of CIR and other research tax credits for an amount of €4.4 million, including €0.2 million for the R&D Tax Research Credit of Inventiva Inc. and €4.2 million for the CIR. As of December 31, 2022, the increase in CIR compared to December 31, 2021, were mainly due to the €12.0 million increase in Research and Development expenses from €48.5 million for the year ended 2021 to €60.5 million for the year ended 2022. This increase mainly related to the end of Phase II and the launch of the Phase III clinical trial evaluating lanifibranor in NASH.

As of December 31, 2021, tax receivables mainly corresponded to the research tax credits receivables for 2021 for a total amount of €4.4 million, including €0.2 million of research tax credits for Inventiva Inc. The decrease in tax receivables compared to December 31, 2020, was mainly due to the payment of CIR for 2020 for a total amount of €4.2 million and corrective claims for additional reimbursement of CIR with regards to the years 2016 to 2019 for a total amount of €3.8 million (refer to Notes 1.3,  “Significant events of 2022 and 2021”), partially offset by the recording of the 2021 CIR receivable for a total amount of €3.8 million, of which €0.2 million relates to the CIR claim of the subsidiary Inventiva Inc.

Prepaid expenses

As of December 31, 2023, prepaid expenses decreased by €3.9 million compared to December 31, 2022. They are mainly composed of a reduction in prepaid expenses for the NATiV3 Phase III clinical trial, and to a lesser extent, a reduction in directors' and officers' insurance costs (D&O insurance taken out following the Company's listing on the Nasdaq Global Market in 2020).

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

Short-term deposit accounts

As of December 31, 2023, short-term deposit accounts are composed exclusively of accrued interest. The decrease compared to December 31, 2022 of €1.0 million, is mainly due to the end of a deposit for €1.0 million.

As of December 31, 2022, short-term deposit accounts decreased by €7.8 million compared to December 31, 2021, mainly due to the maturity of a term deposit subscribed during the year ended 2021 with Société Générale of $10 million (€8.8 million).

Current accrued income

As of December 31, 2023, the current accrued income correspond to the advance invoiced to CTTQ, (see Note 16.1 – Other non–current liabilities), for an amount of €1.0 million.

Note 11. Cash and cash equivalents

	As of December 31,
(in thousands of euros)	2021	2022	2023
Other cash equivalents(1)	42,900	16,798	17,933
Cash at bank and at hand	43,653	69,939	8,985
Cash and cash equivalents	86,553	86,736	26,918

As of December 31, 2023, cash and cash equivalents amounted to €26.9 million compared to €86.7 million as of December 31, 2022, a decrease of €59.8 million (69)%, mainly related to the Company’s ongoing research activities, in particular the Phase III trial with lanifibranor for the treatment of NASH and, to a lesser extent, to the LEGEND Phase IIa trial.

During the year ended December 2023, IVA received an aggregate amount of €4.3 million in milestone payments from CTTQ after withholding tax of €0.5 million and €9.5 million in upfront fees from Hepalys.

On August 31, 2023, the Company announced a €35.7 million financing, in gross proceeds, consisting of two transactions: (i) a capital increase for total gross proceeds of €30.6 million (the “August 2023 Share Issuance”) and (ii) the issuance of royalty certificates (the “Royalty Certificates”) for an aggregate amount of €5.1 million (see Note 1.2 – Significant events of 2023).

Note 12. Shareholders’ equity

12.1.	Share capital

The share capital is set at €521,158.07  on December 31, 2023 divided into 52,115,807 fully authorized, subscribed and paid-up shares with a nominal value of €0.01.

Changes in share capital during the years ended December 31, 2023, 2022 and 2021 are as follows:

			Premiums
			related to	Number of
Date	Nature of the transactions	Share capital	share capital	shares	Nominal value
	Balance as of 31 December 2020	386,302	139,667,602	38,630,261	0.01
June 28, 2021	Capital increase by issuance of ordinary shares – Vesting of AGAs by Company employees (AGA 2019-1)	291	—	29,100	0.01
September 27, 2021	Capital increase by issuance of ordinary shares – (ATM)	20,833	25,556,803	2,083,334	0.01
January 10, 2021	Capital increase by issuance of ordinary shares – (ATM)	1,309	1,615,584	130,856	0.01
January 10, 2021	Transaction costs related to ATM	—	(1,768,424)	—	0.01
	Balance as of 31 December 2021	408,735	165,071,565	40,873,551	0.01
June 15, 2022	Capital increase by issue of ordinary shares – (ATM3)	12,606	9,353,504	1,260,618	0.01
June 15, 2022	Transaction costs related to ATM	—	(539,404)	—	—
	Balance as of 31 December 2022	421,341	173,885,665	42,134,169	0.01
August 30, 2023	August 2023 Share Issuance	96,186	30,491,082	9,618,638	0.01
August 30, 2023	Transaction costs related to the capital increase	—	(2,510,855)	—	—
December 8, 2023	Vesting of bonus shares	3,630	(3,630)	363,000	0.01
Balance as of December 31, 2023		521,158	201,862,263	52,115,807	0.01

During the year ended December 2023, the main impact on share capital relates to the August 2023 Share Issuance consisting of the issuance of 9,618,638 newly issued ordinary shares with a nominal value of €0.01 per share, at a subscription price of €3.18 per share and aggregate gross proceeds of €30.6 million on August 31, 2023. The transaction costs amounted to €2.5 million. Settlement of the August 2023 Share Issuance occurred on September 5, 2023. This capital increase, for an aggregate net proceeds of €28.0 million, is detailed in Note 1.2 - Significant events of 2023.

In December 2023, the bonus share award plan AGA 2022 was vested, increasing the share capital by €3,630.

During the years ended December 31, 2022 and 2021, the main impacts on the share capital related to the following events:

-	Capital increase of €9.4 million (gross amount) on June 15, 2022 due to the issuance of 1,260,618 new shares as part of the Company’s At-The-Market program set up on August 2, 2021.
-	Capital increase of €25.4 million of cash, consisting of the net proceeds of the two ATM sales on September 27, 2021 and on October 1, 2021;
-	Final acquisition of 29,100 AGAs 2019-1 on June 28, 2021;

For more details on the operations of the fiscal year 2022 and 2021, please refer to Note 1.3 - Significant events of 2022 and 2021.

Movements related to BSA share warrants plans and AGA bonus shares award plans are described in Note 12.3 - Share warrants plan and Note 12.4 - Bonus share award plans.

12.2.	Liquidity agreement

On January 19, 2018, the Company entered into a liquidity agreement with Kepler Cheuvreux, replacing the previous liquidity agreement with Oddo BHF. This agreement with Kepler Cheuvreux, as amended in 2019, automatically renews for 12-month periods unless terminated by either party. Under the terms of the agreement, the investment services provider (“ISP”) is authorized to buy and sell the Company’s treasury shares without interference from the Company in order to ensure the liquidity of the shares on the Euronext market.

The liquidity agreement with Kepler Cheuvreux was extended for a new period of 12 months from January 1, 2023, and has been renewed again for a new period of 12 months from January 1, 2024.

On December 31, 2023, 2022 and 2021, treasury shares acquired by the Company through its ISP, as well as the gains or losses resulting from share purchase, sale, issue and cancellation transactions during the years 2023,2022 and 2021, were accounted for as a deduction from equity. Consequently, these transactions had no impact on the Company’s results.

12.3.	Share warrants plan

Share-based payments correspond to:

-	BSPCE founder share warrants granted to Company employees in 2013 and 2015;
-	BSA share warrants granted to Company directors in 2017, with a subscription price set at €0.534;
-	BSA share warrants granted to Company service providers in 2018, with a subscription price set at €0.48;
-	BSA share warrants granted in 2019 to David Nikodem, a member of Sapidus Consulting Group LLC, a service provider of Inventiva, with a subscription price set at €0.18;
-	BSA share warrants granted in 2020 to David Nikodem, a member of Sapidus Consulting Group LLC, and Jérémy Goldberg, a member of PG Healthcare LLC, both service providers of Inventiva, with a subscription price set at €0.29;
-	BSPCE founder share warrants granted in 2021, to Frederic Cren and Pierre Broqua, Company’s Directors;
-	BSA share warrants granted in 2021 to David Nikodem, a member of Sapidus Consulting Group LLC, a service provider of Inventiva, with a subscription price set at €2.45;
-	BSA share warrants granted in 2023 to David Nikodem, a member of Sapidus Consulting Group LLC, a service provider of Inventiva, with a subscription price set at €0.20 and an exercise price of €2.51; and
-	BSA share warrants granted in 2023 to David Nikodem, a member of Sapidus Consulting Group LLC, a service provider of Inventiva, with a subscription price set at €0.31 and an exercise price of €3.91.

Characteristics of BSPCE share warrant plans

As of January 1, 2023, two BSPCE share warrant plans were outstanding: BSPCE 2013-1 and BSPCE 2021.

The main characteristics of BSPCE plans are described in the following table:

	BSPCE 2013-1	BSPCE 2021
Decision of issuance by the Board of Directors	12/13/2013	04/16/2021
Grant date	12/13/2013	04/16/2021
Beneficiary	3 employees	Executive Directors (Frederic Cren and Pierre Broqua)
Number of BSPCE granted	9,027	600,000
Expiration date	12/13/2023	03/31/2034
Number of shares per BSPCE	100	1
Subscription price (€)	58.50	0
Exercise price (€)	0.585	11.74
Performance condition	No	Partially(1)
Valuation method used	Black and Scholes	Monte Carlo
Fair value at grant date (€)	19	[5.4 – 5.7] (1)
Expected volatility	35%	64%
Average life (years)	5	5
Risk-free rate	1.13%	0.60%
Expected dividends	—	—
(1)	The fair value at grant date is different depending on whether the BSPCEs are subject to market performance conditions.

The BSPCE 2013-1 plan expired on December 13, 2023. All the outstanding BSPCEs 2013-1 at January 1, 2023 were forfeited.

Characteristics of BSA share warrant plans

As of December 31, 2023, eight BSA share warrant plans were outstanding compared to December 31, 2022, which six BSA share warrant plans were outstanding: BSA 2017, BSA 2018, BSA 2019, BSA 2019 bis, BSA 2019 ter, BSA 2021, BSA 2023 and BSA 2023–2.

The main characteristics of BSA plans are described in the following table:

		BSA		BSA
	BSA 2017	2018-1	BSA 2019	2019 Bis	BSA 2019 ter	BSA 2021	BSA 2023	BSA 2023-2
Decision of issuance by the Board of Directors	05/29/2017	12/14/2018	06/28/2019	03/09/2020	03/09/2020	04/16/2021	05/25/2023	12/15/2023
Grant date	05/29/2017	12/14/2018	06/28/2019	03/09/2020	03/09/2020	04/16/2021	05/25/2023	12/15/2023
Beneficiary	Directors	Service providers	Service providers	Service providers	Service providers	Service providers	Service providers	Service providers
Vesting period (year)	3 tranches: 1 year, 2 years and 3 years	between 1 and 3 years	1	1	between 1 and 3 years	3	2.9 years	2.3 years
Expiration date	05/29/2027	12/14/2028	06/28/2029	03/09/2030	03/09/2030	03/31/2034	03/31/2036	03/31/2036
Number of BSA granted	195,000	126,000	10,000	10,000	36,000	50,000	10,000	20,000
Number of shares per BSA	1	1	1	1	1	1	1	1
Subscription premium price per share (€)	0.534	0.48	0.18	0.29	0.29	2.45	0.20	0.31
Exercise price per share (€)	6.675	6.067	2.20	3.68	3.68	11.74	2.51	3.91
Performance condition	No	No	No	No	No	Yes	No	No
Valuation method	Black and Scholes	Black and Scholes	Black and Scholes	Black and Scholes	Black and Scholes	Monte Carlo	Black and Scholes	Black and Scholes
Fair value per BSA at grant date (€)	2.47	1.98	0.48	0.90	0.90	[3.0 – 3.2] (1)	1.89	2.67
Expected volatility	40%	40%	40%	40%	40%	64%	65%	62%
Average life (years)	6	6	5.5	6	6	5	6.5	6.2
Risk free rate	0.22%	0.30%	0.33%	0.0%	0.0%	0.60%	2.96%	2.65%
Expected dividends	—	—	—	—	—	—	—	—
(1)	The fair value at grant date is different depending on whether the BSAs are subject to market performance conditions.

On May 25, 2023, the Company granted David Nikodem, a member of Sapidus Consulting Group LLC, a service provider of the Company, 10,000 BSAs under the new BSA 2023-1 share warrants. The BSAs under this plan have a subscription price set at €0.20 and an exercise price of €2.51.

On December 15, 2023, the Company granted David Nikodem, a member of Sapidus Consulting Group LLC, a service provider of the Company, 20,000 BSAs under the new BSA 2023-2 share warrants. The BSAs under this plan have a subscription price set at €0.31 and an exercise price of €3.91.

Movements in BSPCE share warrants and BSA share warrants (in number of shares issuable upon exercise)

		Exercise	Outstanding				Outstanding	Number of
		price	at Jan 1,			Forfeited /	at December 31,	exercisable
Type	Grant Date	(in euros)	2023	Issued	Exercised	Lapsed	2023	shares
BSPCE - Plan 2013	12/13/2013	0.59	8,800	—	—	(8,800)	—	—
BSPCE - Plan 2021	04/16/2021	11.74	480,000	—	—	(50,000)	430,000	430,000
TOTAL BSPCE share warrants			488,800	—	—	(58,800)	430,000	430,000
BSA - Plan 2017	05/29/2017	6.67	130,000	—	—	—	130,000	130,000
BSA - Plan 2018	12/14/2018	6.07	116,000	—	—	—	116,000	116,000
BSA 2019	06/28/2019	2.20	10,000	—	—	—	10,000	10,000
BSA 2019 bis	03/09/2020	3.68	10,000	—	—	—	10,000	10,000
BSA 2019 ter	03/09/2020	3.68	36,000	—	—	—	36,000	36,000
BSA 2021	04/16/2021	11.74	16,000	—	—	(1,667)	14,333	—
BSA 2023	05/25/2023	2.51	—	10,000	—	—	10,000	—
BSA 2023 - 2	12/15/2023	3.91	—	20,000	—	—	20,000	—
TOTAL BSA share warrants			318,000	30,000	—	(1,667)	346,333	302,000
Total share warrants			806,800	30,000	—	(60,467)	776,333	732,000

Over the year ended December 31, 2023, 20,000 BSPCEs 2021 and 1,667 BSAs 2021 were forfeited following the (partial) non-achievement of a non-market condition, 30,000 BSPCEs 2021 were forfeited following the (partial) non-achievement of a market condition and 8,800 BSPCEs 2013 following the expiration of the plan.

On December 31, 2023, a total of 430,000 BSPCEs (or 430,000 shares) and 346,333 BSAs were outstanding, corresponding to a total of 776,333 shares, the maximum number of shares to be issued when all related conditions are met.

Share based payment expense totalized €827 thousand for the year ended December 31, 2023 (compared to €765 thousand for the year ended December 31, 2022 and €859 thousand for the year ended December 31, 2021) and were recognized in personnel costs (see Note 20.1 - Personnel costs and headcount).

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

On December 31, 2022, a total of 480,088 BSPCEs (or 488,800 shares) and 318,000 BSAs were outstanding, which corresponds to a total of 806,800 shares, the maximum number of shares to be issued when all related conditions are met.

		Exercise	Outstanding				Outstanding	Number of
		price	at January 1,				at December 31,	shares
Type	Grant date	(in euros)	2021	Issued	Exercised	Forfeited	2021	exercisable
BSPCE — 2013 plan	Dec. 13, 2013	0.59	8,800	—	—	—	8,800	8,800
BSPCE Plan 2021	April 16, 2021	11.74	—	600,000	—	—	600,000	—
Total BSPCE			8,800	600,000	—	—	608,800	8,800
BSA — 2017 plan	May 29, 2017	6.67	130,000	—	—	—	130,000	130,000
BSA — 2018 plan	Dec. 14, 2018	6.07	116,000	—	—	—	116,000	116,000
BSA — 2019 plan	June 28, 2019	2.20	10,000	—	—	—	10,000	10,000
BSA 2019 Bis	March 9, 2020	3.68	10,000	—	—	—	10,000	10,000
BSA 2019 Ter	March 9, 2020	3.68	36,000	—	—	—	36,000	12,000
BSA - Plan 2021-1	April 16, 2021	11.74	—	50,000	—	(30,000)	20,000	—
Total BSA			302,000	50,000	—	(30,000)	322,000	278,000
Total			310,800	650,000	—	(30,000)	930,800	286,800

The change in BSPCE and BSA share warrants over 2021 can be broken down as follows:

●	the issuance of 50,000 new 2021-1 Bis BSAs allocated to ISLS Consulting and David Nikodem, a member of Sapidus Consulting Group LLC, a service provider of the Company, of which 30,000 BSA 2021-1 allocated to ISLS Consulting had been cancelled due to the non-payment of warrants; and
●	the issuance of 600,000 new 2021 BSPCE allocated to the Company’s directors, Frederic Cren and Pierre Broqua.

At December 31, 2021, a total of 600,088 BSPCEs (or 608,800 shares) and 322,000 BSAs were outstanding, which corresponds to a total of 930,800 shares, the maximum number of shares to be issued when all related conditions are met.

12.4.	Bonus share award plans

As of December 31, 2023, five bonus share award plans were outstanding: AGA 2021-1, AGA 2021-bis, AGA 2022, AGA 2023, and AGA 2023-2.

The Board of Directors decided on May 25, 2023 to grant 300,000 bonus shares awards to Pierre Broqua, as Deputy Chief Executive Officer and director of the Company, under the new AGA 2023-1 plan.

The Board of Directors decided on December 15, 2023 to grant 760,000 bonus shares awards to employees under the new AGA 2023-2 plan.

The main characteristics are described in the table below:

	AGA 2021	AGA 2021-bis	AGA 2022	AGA 2023	AGA 2023-2
Decision of issuance by the Board of Directors	04/16/2021	12/08/2021	12/08/2022	05/25/2023	12/15/2023
Grant date	04/16/2021	12/08/2021	12/08/2022	05/25/2023	12/15/2023
Beneficiary	Employees	Employees	Employees	Executive Director (Pierre Broqua)	Employees
Vesting period (year)	3	3	1	4	1
Holding period (year)	—	—	1	4	1
Service condition	Yes	Yes	Yes	Yes	Yes
Performance condition	Partially (1)	Partially (1)	No	No	No
Number of AGA granted	466,000	123,000	373,000	300,000	760,000
Number of shares per AGA	1	1	1	1	1
Valuation method used	Dual (1)	Dual (1)	Dual(1)	Dual(1)	Dual(1)
Fair value per AGA at grant date	[9.8 – 11.3] (1)	[11.4 – 12.2] (1)	4.18	2.60	3.9
Expected volatility	64%	64%	N/A	N/A	N/A
Average life (years)	3	2.3	N/A	N/A	N/A
Risk-free rate	0.60%	0.60%	N/A	N/A	N/A
Expected dividends	—	—	–	–	–
Stock price reference	N/A	N/A	N/A	N/A	N/A
Non-transferable discount	N/A	N/A	N/A	N/A	N/A
(1)	AGA 2021-1 and AGA 2021-bis plans are partially composed of AGAs subject to a market performance condition. AGAs 2022, AGAs 2023-1 and AGAs 2023-2 are not subject to a market performance condition. Accordingly, AGAs not subject to performance conditions are valued on the basis of the share price less future dividends, discounted at the risk-free rate. AGAs subject to performance conditions are valued using the same method, adjusted by a discount applied to reflect the performance condition. This discount is determined using the “Monte Carlo” analysis. The fair value at the grant date is different depending on whether the AGAs are subject to market performance conditions.

Movements in AGA bonus shares (in number of shares issuable upon exercise)

		Stock price	Outstanding				Outstanding
		at grant date	at Jan 1,			Forfeited /	at December 31,
Type	Grant Date	(in euros)	2023	Granted	Vested	Lapsed	2023
AGA - Plan 2021 - 1	04/16/2021	11.30	340,800	—	—	(43,201)	297,599
AGA - Plan 2021 - bis	12/08/2021	12.20	76,800	—	—	(11,585)	65,215
AGA 2022	12/08/2022	4.18	373,000	—	(363,000)	(10,000)	—
AGA 2023-1	05/25/2023	2.60	—	300,000	—	—	300,000
AGA 2023-2	12/15/2023	3.90	—	760,000	—	(12,000)	748,000
TOTAL free shares			790,600	1,060,000	(363,000)	(76,786)	1,410,814

During 2023, the change in AGA bonus shares over the period can be broken down as follows:

-New bonus share award plan AGA 2023-1 granted 300,000 shares;

-New bonus share award plan AGA 2023-2 granted 760,000 shares;

The decrease in AGA bonus shares over 2023 is due to:

-	13,719 AGA 2021-1 and 3,035 AGA 2021-bis plans which were forfeited following the (partial) non-achievement of a non-market condition;

-	20,550 AGA 2021-1 and 4,550 AGA 2021-bis which were forfeited following the (partial) non-achievement of a market condition;
-	Cancellation of 8,932 AGA 2021-1, 4,000 AGA 2021-bis, 10,000 AGA 2022 and 12,000 AGA 2023-2 following an employee departure; and
-	The definitive vesting of 363,000 AGA 2022.

At December 31, 2023,a total of 1,410,814 AGA bonus shares were outstanding.

Share-based compensation expense with respect to bonus shares award plans totaled €3,020 thousand for the year ended December 31, 2023, compared to€1,452 thousand for the year ended December 31, 2022 and €1,231 thousand for the year ended December 31, 2021. They are recognized in personnel costs (see Note 20.1 - Personnel costs and headcount).

		Stock price					Outstanding
		at grant	Outstanding				at
		date	at January			Forfeited/	December 31,
Type	Grant date	(in euros)	1 , 2022	Issued	Vested	Lapsed	2022
AGA —2021‑1 plan	04/16/21	11.30	448,000	—	—	(107,200)	340,800
AGA —2021‑bis plan	12/08/21	12.20	123,000	—	—	(46,200)	76,800
AGA —2022 plan	12/08/22	4.18	—	373,000	—	—	373,000
Total AGA			571,000	373,000	—	(153,400)	790,600

During 2022, the change in AGA bonus shares over the period can be broken down as follows:

-New bonus share award plan AGA 2022 granted 373,000 shares;

-

The cancellation of 107,200 shares of AGA 2021-1 plan that have forfeited following the departure of employees (22,000 shares) and the recruitments conditions that haven’t been reached (85,200 shares). The accounting impacts of not meeting these conditions are described in Note 20.1 – Personnel costs and headcount; and

-

The cancellation of 46,200 shares of AGA 2021-bis plan that have forfeited following the departure of employees (27,000 shares) and the recruitments conditions that have not been reached (19,200 shares).

At December 31, 2022, 790,600 AGAs were outstanding.

Share based payments expense totaled €1,452 thousand for the year ended December 31, 2022 (compared to €1,231 thousand for the year ended December 31, 2021 and €920 thousand for the year ended December 31, 2020) and were recognized in personnel costs (see Note 20.1 – Personnel costs and headcount).

		Stock price					Outstanding
		at grant	Outstanding				at
		date	at January 1,			Forfeited /	December 31,
Type	Grant date	(in euros)	2021	Issued	Vested	Lapsed	2021
AGA — 2019-1 plan	08/28/19	2.00	29,100	—	(29,100)	—	—
AGA — 2021-1 plan	04/16/21	11.30	—	466,000	—	(18,000)	448,000
AGA —2021-bis plan	12/08/21	12.20	—	123,000	—	—	123,000
Total AGA			29,100	589,000	(29,100)	(18,000)	571,000

During 2021, the change in AGA bonus shares over the period can be broken down as follows:

●	The allocation of two new plans AGA 2021-1 and AGA 2021-bis to employees of the Company for a total of 589,000 potential new shares;
●	The definitive vesting of 29,100 AGA 2019-1. As a result, 29,100 new shares were issued; and
●	The cancellation of a total of 18,000 AGA 2021-1 that have forfeited following the departure of employees.

At December 31, 2021, 571,000 AGAs were outstanding

The 2021-1 and 2021-bis AGAs are exercisable with a condition of presence, combined for half of them with certain performance conditions, at the end of a vesting period expiring on the date of the Board of Directors’ meeting planned to approve the Company’s financial statements for the year ending December 31, 2023 and will be exercisable no later than March 31, 2034.

12.5.Performance units plans

The Board of Directors decided on 25 May 2023 to grant 300,000 performance units (“PAGUP 2023”) to Frederic Cren, Chief Executive Officer and chairman of the Board of Directors of the Company. The PAGUP is contingently cash settled. The most probable settlement is equity settled. Following the amendment to Article L. 225-197-1 II of the French Commercial Code, Frédéric Cren became eligible for AGAs instead of performance units. At the Board of Directors' meeting of March 25, 2024, it was decided to grant him 300,000 performance shares (AGA 2023-1) in place of his 300,000 performance units (PAGUP 2023).

		Reference	Outstanding				Outstanding	Number of
		price	at Jan 1,			Forfeited /	at December 31,	exercisable
Type	Grant Date	(in euros)	2023	Issued	Exercised	Lapsed	2023	shares
PAGUP 2023	05/25/2023	2.60	—	300,000	—	—	300,000	—
TOTAL PAGUP			—	300,000	—	—	300,000	—

The main characteristics of the PAGUP 2023 are:

●	Decision of issuance by the Board of Directors and grant date: May 25, 2023
●	Beneficiary: Frederic Cren, as Chief Executive Officer, chairman of the Board of Directors of the Company and co-founder.
●	Vesting and holding period (year): 4
●	Service condition: Yes
●	Market Performance condition: No
●	Number of performance unit granted: 300,000
●	Number of shares per performance unit: 1
●	Valuation method used: PAGUPs 2023 are valued on the basis of the share price less future dividends, discounted at the risk-free rate.
●	Fair value per PAGUP 2023 at grant date: €2.60

The purpose of this plan is to provide Frédéric Cren, Chief Executive Officer and chairman of the Board of Directors of the Company, with a long-term incentive scheme under economically comparable conditions to those granted to Pierre Broqua, Deputy Chief Executive Officer and director of the Company, under the AGA 2023-1 plan. As of May 25, 2023, Frédéric Cren is not eligible for a free allotment of Company shares under Article L. 225-197-1 II of the French Commercial Code, as he holds more than 10% of the Company's share capital. However, if during the one-year period starting May 25, 2023, Frédéric Cren were to become eligible for a free allotment of shares on this basis, the Board of Directors undertakes to allot to the beneficiary, in substitution for the performance units, an equivalent number of bonus shares. The bonus shares that will replace the performance units will be governed by AGA Regulation 2023-1. Following the amendment to Article L. 225-197 II of the French Commercial Code, Frédéric Cren became eligible for AGAs, as only shares held directly by an employee or corporate officer for less than seven years are now included in the 10% threshold.

Share - based compensation expense with respect to PAGUP totaled €122 thousand for December 31, 2023. They are recognized in personnel costs (see Note 20.1 - Personnel costs and headcount).

Note 13. Financial debt

	As of
	December 31,
(in thousands of euros)	2021	2022	2023
Bank borrowings	9,984	29,689	27,206
Derivatives instruments	—	9,876	10,265
Accrued interest payable on loans	6	316	3,719
Lease liabilities	130	4,510	6,565
Royalty certificates liabilities	0	0	6,327
Total debt	10,119	44,390	54,082

The breakdown between long-term and short-term debt is as follows:

December 31, 2021	Less than 1	Between 1 and	Between 3 and	More than
(in thousands of euros)	year	3 years	5 years	5 years
Bank borrowings	1,244	7,484	1,256	—
Derivatives	—	—	—	—
Accrued interest payable on loans	—	6	—	—
Lease liabilities	38	92	—	—
Total debt	1,282	7,582	1,256	—

December 31, 2022	Less than 1	Between 1 and	Between 3 and	More than
(in thousands of euros)	year	3 years	5 years	5 years
Bank borrowings	4,474	4,999	17,768	2,448
Derivatives	—	—	9,876	—
Accrued interest payable on loans	100	—	216	—
Lease liabilities	1,277	3,233	—	—
Total debt	5,851	8,232	27,860	2,448

December 31, 2023	Less than 1	Between 1 and	Between 3 and	More than
(in thousands of euros)	year	3 years	5 years	5 years
Bank borrowings	2,928	4,872	17,848	1,558
Derivatives	—	—	10,265	—
Accrued interest payable on loans	82	—	3,636	—
Lease liabilities	2,298	4,267	—	—
Royalty certificates liabilities	—	—	—	6,327
Total debt	5,308	9,140	31,749	7,885

The maturity of long-term debt and of short-term borrowings and debt is determined according to repayment estimates as at December 31, 2021, 2022 and 2023.

Movements in the period break down as follows:

(in thousands of euros)
January 1, 2021	10,055
Subscription of new leases	143
Repayment of bank borrowings	(13)
Repayment of lease liabilities	(15)
Accrued interests	(51)
December 31, 2021	10,119
Subscription of state-guaranteed PGE loan	1,780
Subscription of PPR loan	3,560
Subscription of derivatives instruments (2)	9,649
Subscription of bank borrowings (1) (2)	15,400
New lease contracts	5,109
Repayment of bank borrowings	(1,033)
Repayment of lease liabilities	(735)
Capitalized interests	308
Change in fair value of derivatives instruments (2)	407
Exchange rate change	6
December 31, 2022	44,390
New lease contracts	3,706
Issue of royalty certificates (1)	5,100
Repayment of bank borrowings	(2,485)
Repayment of lease liabilities	(1,612)
Interests on royalty certificates	1,227
Capitalized interest (2)	3,405
Change in fair value of derivatives instruments (2)	389
Exchange rate change	(38)
December 31, 2023	54,082

(1) Net proceed

(2) EIB’s loan and warrants

Movements are further detailed as follows:

	Debt						Debt
	carried						carried
	on the					Effect of	on the
	balance					movements	balance
	sheet at		Capitalized		Fair	in	sheet on
	Jan. 1,	Additions	interest	Repayments	Value	exchange	December
(in thousands of euros)	2023	(+)	(+)	(-)	Variation	rates	31, 2023
Lease liabilities	4,510	3,706		(1,612)		(38)	6,566
PGE SG 2020 (state-guaranteed)	2,926			(830)			2,096
PGE BPI France 2020 (state-guaranteed)	3,094			(825)			2,269
PGE CA 2020 (state-guaranteed)	2,926			(830)			2,096
PPR CA 2022	1,780						1,780
PPR SG 2022	1,780						1,780
PGE BPI France 2022 (state-guaranteed)	1,780						1,780
BEI EMPRUNT PART 1 2022	15,400						15,400
DETTE BSA BEI 2022	9,876				389		10,265
Royalty certificates	—	5,100	1,227				6,327
Accrual interests	319	—	3,405				3,724
Total Debt	44,390	8,806	4,632	(4,097)	389	(38)	54,082

						Debt carried
	Debt carried				Effect of	on the
	on the balance				movements	balance sheet
	sheet at Jan. 1,	Additions	Repayments	Fair Value	in exchange	on December
(in thousands of euros)	2022	(+)	(-)	Variation	rates	31, 2022
Lease liabilities	130	5,109	(735)	—	6	4,510
PGE SG 2020 (state-guaranteed)	3,339	—	(413)	—	—	2,926
PGE BPI France 2020 (state-guaranteed)	3,300	—	(206)	—	—	3,094
PGE CA 2020 (state-guaranteed)	3,339	—	(413)	—	—	2,926
PPR CA 2022	—	1,780	—	—	—	1,780
PPR SG 2022	—	1,780	—	—	—	1,780
PGE BPI France 2022 (state-guaranteed)	—	1,780	—	—	—	1,780
BEI EMPRUNT PART 1 2022	—	15,400	—	—	—	15,400
DETTE BSA BEI 2022	—	9,469	—	407	—	9,876
Accrual interests	11	308	—	—	—	319
Total Debt	10,119	35,625	(1,767)	407	6	44,390

13.1.French state-guaranteed loan (“PGE”) and equity recovery loans (“PPR”)

In May 2020, the Company entered into three credit agreements pursuant to which it received €10.0 million in the form of state-guaranteed loans (Prêts Garantis par l’Etat, or “PGE”) which are provided by a syndicate of French banks and guaranteed by the French government in the context of the COVID-19 pandemic and were initially set to mature in May 2021. These loans were extended until the third quarter of 2022. The amendments provide for reimbursements to be made over four years, beginning in July 2022 for the loan from Crédit Agricole and in September 2022 for the loans from Bpifrance and Société Générale.

In June 2022, the Company entered into three loan agreements with a syndicate of French banks for a total amount of €5.3 million. One loan agreement was part of a state-guaranteed PGE loan facility with Bpifrance and the other two loan agreements were part of a stimulus economic plan (Prêts Participatifs Relance, or “PPR”) granted by Crédit Agricole Champagne-Bourgogne and Société Générale.

The PGE loan granted by Bpifrance in 2022 is guaranteed up to 90% by the French government with an initial term of twelve months. In May 2023, the Company exercised the option to extend the maturity to align with the 2020 PGE, until May 2026. The two PPR loans are guaranteed predominantly by the French government and feature an eight-year financing period and a four-year repayment period.

The PGE repayments in 2023 amounted to €2.5 million, compared to €1.0 million in 2022, so an aggregate amount of €3.5 million as of December 31, 2023.

13.2. Credit facility agreement with the European Investment Bank

On May 16, 2022, the Company entered into the Finance Contract with the EIB for up to €50 million, divided into two tranches of €25 million each.

●	On December 8, 2022, the Company received the disbursement of Tranche A. Capitalized interest for Tranche A is 8% and repayment is due in December 2026, four years after its disbursement.
●	On January 18, 2024, the Company received the disbursement of Tranche B (see Note 29. – Events after the reporting date). Capitalized interest for Tranche B is 7% and repayment is due in January 2027, three years after its disbursement.

The Finance Contract may, in certain circumstances, be prepaid, in whole or in part, for a prepayment fee, either at the election of the Company or as a result of EIB’s demand following certain prepayment events, including a change of control or change in senior management of the Company.

Subject to certain terms and conditions, upon the occurrence of usual events of default (i.e., including payment default, misrepresentation, cross default), EIB may demand immediate repayment by the Company of all or part of the outstanding loan. As of December 31, 2023 and as of date of authorization of the issuance of these financial statements, none of the conditions that would result in an immediate demand by EIB for the repayment were met.

Tranche A of €25 million was recognized as financial debt at amortized cost, which takes into account the fair value of the derivative instrument (EIB Warrants) at inception and the borrowing costs of €0.1 million. The amortized cost of the loan is €15.4 million on December 8, 2022, and remains unchanged at December 31, 2023, with an effective interest rate of 21.91%. The fair value of the loan, at both dates, is close to the amortized cost. The amortized cost of the loan was €21.4 million on December 31, 2023, with an effective interest rate of 21.91%. The fair value of the loan as of December 31, 2023, amount to €18.9 million, with a market rate of 22.2%.

The capitalized interest amounted to €3.4 million in the period 2023 (compared to €0.3 million in the period 2022).

13.3. Derivatives

On July 1, 2022, in connection with the Finance Contract with EIB (see section above “Credit facility agreement with the European Investment Bank”), the Company entered into a warrant agreement as a condition to the potential funding of the two tranches of the credit facility. Each EIB Warrant has a subscription price of €0.01 and gives the right to subscribe to one share.

The number of EIB Warrants issued to EIB was determined based on (i) the aggregate amount raised by the Company through one or more equity offerings, or through upfront or milestone payments, from the date of the Finance Contract to the time of the disbursement of the relevant tranche, and (ii)(a) the average price per share paid for the Company’s shares in its most recent qualifying equity offering or (ii)(b) for Tranche A only, in case of no qualifying equity offering, the volume weighted average price per share of the Company over the last 180 calendar days.

The EIB Warrants have a maturity of twelve years and are exercisable following the earliest to occur of (i) a change of control event, (ii) the maturity date of Tranche A, (iii) an event of default under the Finance Contract, or (iv) a repayment demand by the EIB under the Finance Contract. The EIB Warrants shall automatically be deemed null and void if they are not exercised within the twelve-year period. Each EIB Warrant will entitle EIB to one ordinary share of the Company in exchange for the exercise price (subject to anti-dilutive provisions). However, the exercise ratio of Tranche A warrants has been adjusted following the capital increase carried out on September 5, 2023, on December 31, 2023, one Tranche A warrant entitles its holder to subscribe for 1.20 ordinary shares in the Company. EIB is entitled to a put option at its intrinsic value to require the Company to buy back the exercisable EIB Warrants not yet exercised in certain of these occurrences.

On November 28, 2022, the Company issued 2,266,023 EIB Warrants to EIB, in accordance with the terms of the 25th resolution of the Combined General Shareholders' Meeting of May 19, 2022 and Article L. 225-138 of the French Commercial Code, as a condition to the financing of Tranche A, representing approximately 5.2% of the Company’s share capital as of December 31, 2023. The exercise price of the EIB Warrants issued in connection with Tranche A is €4.0152, if and when they may be exercised. The potential gross proceeds if all EIB Warrants issued in connection with Tranche A were exercised would amount to €9.1 million. The transactions costs for the issuance of the EIB Warrants issued in connection with Tranche A amounted to €56 thousands.

The warrants issued to EIB in connection with the Finance Contract do not meet the “fixed for fixed” criteria (non-cash settlement option which may result in exchanging a variable number of shares for a variable price) and are accounted for as standalone derivative instruments. The Company’s put options meet the definition of a derivative that are valued with the EIB Warrants.

The warrant agreement includes a put option: EIB may request the Company to buy back the EIB Warrants in cash. In this context the purchase price will be defined as the difference between the volume weighted average of the trading price of the ordinary shares over the last 90 trading days and the strike price. The amount is capped, and EIB may exercise the EIB Warrants for which they did not exercise the put option.

At inception, the financial debts are split between (i) a debt component accounted for at amortized cost, and (ii) a premium corresponding to the initial fair value of attached EIB Warrants (then remeasured at fair value through profit and loss) including a component corresponding to the put options.

Valuation approach

The fair value of the EIB Warrants has been estimated based on a Longstaff Schwartz approach, including the put option and the attached cap.

This approach enables the estimation of the value of American options (that may be exercised during a specific period of time) with complex way of exercise (the warrant holder may exercise the warrants on the market based on the Company’s share price or exercise the put option based on the 90 days average share price of the Company).

The Longstaff Schwartz approach is also based on the value of the underlying equity instrument at the valuation date, the volatility observed on the historical share price of the Company, and the contractual lifespan associated equity instruments.

The hypothesis and results are detailed in the following tables:

BSA 2022
Grant date	11/28/2022
Expiration date	11/28/2030
Number of BSA issued	2,266,023
Subscription premium price per share (€)	0.01
Exercise price per share (€)	4.02
Valuation method	Longstaff Schwartz

	As of November 28,	As of December 31,	As of December 31,
	2022 (Grant Date)	2022	2023
Number of BSA outstanding	2,266,023	2,266,023	2,266,023
Number of shares per BSA	1.00	1.00	1.20
Stock price (€)	4.13	4.48	4.10
Maturity (years)	12.0	11.9	10.9
Volatility	68%	68%	62%
Cap of the put option (k€)	25.0	25.0	25.0
Risk free rate	Euribor 6M	Euribor 6M	Euribor 6M
Expected dividends	—	—	—
Fair Value (k€)	9,469	9,876	10,266
Unit fair value	4.18	4.36	4.53

13.4. Lease liabilities

As of December 31, 2023

Lease liabilities amount to €6.6 million as of December 31, 2023, and increase by €2.1 million compared to December 31, 2022. The lease liabilities are recognized each time a new Fibroscans is leased, on a period of four years. Lease liabilities are calculated using specific discount rates, in connection with the geographic area, the maturity of the debt, and the commencement date, according to the method described in Note 3.2 – Lease contracts. The rates for contracts in progress as of December 31, 2023 range from 1.89% to 5.18%.

As of December 31, 2022

The net increase in lease liabilities of €4.5 million is related to the increase of €5.1 million in rights of use assets for the Fibroscans leased equipment. The lease liabilities are recognized each time a new Fibroscans is leased, on a period of four years. Lease liabilities are calculated using specific discount rates, in connection with the geographic area, the maturity of the debt, and the commencement date, according to the method described in Note 3.2 – Lease contracts. The rates for contracts in progress as of December 31, 2022 range from 1.89% to 5.18%.

13.5. Royalty Certificates liabilities

On August 31, 2023, the Company announced the issuance of the Royalty Certificates for an aggregate amount of €5.1 million described in Note 1.2 – Significant events of 2023.

The Royalty Certificates are accounted at the inception at the fair value (€5.1 million on August 31, 2023), and then at the amortized cost (€6.3 million on December 31, 2023) with an effective interest rate of 31.9%.

Fair value as of December 31, 2023

On December 31, 2023, the fair value of the Royalty Certificates, calculated using discounted cash flow approach, amounts to €9.6 million.

The fair value corresponds to the net present value of royalties, which depend on assumptions made by the Company with regards to the probability of success of its studies, the markets sales of lanifibranor and the discount rate (24.9%). The discount rate has been estimated based on a reconciliation between the Company’s business plan and the Company’s market capitalization as of December 31, 2023.

Note 14. Provisions

	January 1,			December 31,
(in thousands of euros)	2021	Additions	Reversals/reclasses	2021
CIR 2013-2015	1,497	—	(1,497)	—
CIR 2017	880	—	(880)	—
Long‑term provisions	2,377	—	(2,377)	—
Payroll taxes 2016-2018	130	51	—	180
Short‑term provisions	130	51	—	180
Total Provisions	2,507	51	(2,377)	180

(in thousands of euros)	January 1, 2022	Additions	Reversals/reclasses	December 31, 2022
Long‑term provisions	—	—	—	—
Payroll taxes 2016-2018	180	—	(180)	—
Short‑term provisions	180	—	(180)	—
Total Provisions	180	—	(180)	—

	January 1,			December 31,
(in thousands of euros)	2023	Additions	Reversals/reclasses	2023
Long‑term provisions	—	—	—	—
Short‑term provisions	—	—	—	—
Total Provisions	—	—	—	—

Provisions booked at January 1, 2022 relate to the late payment penalties as a result of the tax audit carried out on payroll taxes 2016- 2017.

The reversal of provisions for the period is due to the receipt of two formal notices from the tax authorities concerning late payments penalties on the tax audit carried out on the CIR and payroll taxes.

The settlements of the CIR and payroll tax disputes is described in Note 16.2 – Other current liabilities.

Provisions booked at December 31, 2021 were related to:

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

Note 15. Provisions for retirement benefit obligations

Retirement benefit obligations are determined based on the rights set forth in the national collective bargaining agreement for the French pharmaceutical industry (IDCC 176/Brochure 3104) and in accordance with IAS 19 — Employee Benefits. These rights depend on the employee’s final salary and seniority within the Company at his/her retirement date.

Principal actuarial assumptions

The following assumptions were used to measure the obligation:

	As of December 31,
Parameters	2021		2022		2023
Retirement age	65	years	65	years	65	years
Payroll taxes	41.41%		41.41%		41.41%
Salary growth rate	2.00%		2.00%		2.00%
Discount rate	1.00%		3.70%		3.20%
Mortality table	TGH/TGF 05		TGH/TGF 05		TGH/TGF 05

The discount rate corresponds to the rates of Eurozone AA-rated corporate bonds with maturities of over ten years.

Net provision

The provision recorded in respect of defined benefit schemes at the end of each reporting period is shown in the table below:

	As of December 31,
(in thousands of euros)	2021	2022	2023
Retirement benefit obligations	1,429	1,234	1,559
Total obligation	1,429	1,234	1,559

Given the absence of plan assets at December 31, 2023, 2022 and 2021 the total amount of the provision corresponds to the estimated obligation at those dates.

Changes in the net provision

Changes in the provision recorded in respect of defined benefit schemes break down as follows:

	As of December 31,
(in thousands of euros)	2021	2022	2023
Provision at beginning of period	(1,385)	(1,429)	(1,234)
Other changes	75	—	—
Expense for the period	(200)	(230)	(228)
Actuarial gains or losses recognized in other comprehensive income	82	425	(97)
Provision at end of period	(1,429)	(1,234)	(1,559)

Breakdown of expense recognized for the year

	As of December 31,
(in thousands of euros)	2021	2022	2023
Service cost for the period	(224)	(237)	(183)
Interest cost for the period	(5)	(14)	(46)
Benefits for the period	29	21	—
Total	(200)	(230)	(228)

For the year ended December 31, 2023, the total expense related to the retirement benefit obligation remains stable in comparison to 2022 and 2021.

Breakdown of actuarial gains and losses recognized in comprehensive income (loss)

The actuarial gains (losses) can be analyzed as follows:

	As of December 31,
(in thousands of euros)	2021	2022	2023
Demographic changes	(27)	42	(30)
Changes in actuarial assumptions	109	383	(67)
Total	82	425	(97)

Demographic differences mainly relate to salary adjustments.

Changes in actuarial assumptions relate to movements in the discount rate (1.00% in 2021, to 3.70% in 2022 and to 3.20% in 2023).

Sensitivity analysis

A 0.25% change in the discount rate would have had an impact of approximately 2.2% on the obligation amount in 2023 and 2.3% in 2022 and 2.8% in 2021.

31/12/2023	In thousands of euros
Benefit obligation at 31/12/2023 at 2.95%	1,595
Benefit obligation at 31/12/2023 at 3.20%	1,559
Benefit obligation at 31/12/2023 at 3.45%	1,525

31/12/2022	In thousands of euros
Benefit obligation at 31/12/2022 at 3.45%	1,263
Benefit obligation at 31/12/2022 at 3.70%	1,234
Benefit obligation au 31/12/2022 at 3.95%	1,205

31/12/2021	In thousands of euros
Benefit obligation au 31/12/2021 at 0.75%	1,471
Benefit obligation au 31/12/2021 at 1.00%	1,429
Benefit obligation at 31/12/2021 at 1.25%	1,389

Note 16. Other current and non-current liabilities

16.1. Other non-current liabilities

The other non-current liabilities amount to €1.0 million as of December 31, 2023, and include only a CTTQ advance: in accordance with an agreement dated December 20, 2023, and relating to the re-invoicing of the costs of the NATiV3 Phase III global trial, CTTQ owes the Company an advance calculated on the total budget of the trial.

16.2. Other current liabilities

	As of December 31,
(in thousands of euros)	2021	2022	2023
Employee‑related payables	1,518	1,866	1,869
Accrued payroll and other employee‑related taxes	1,234	1,340	1,540
VAT payables	879	2,128	3,569
Other accrued taxes and employee‑related expenses	178	140	164
Other miscellaneous payables	2,979	12	23
Other current liabilities	6,789	5,485	7,165

No discounting has been performed on other current liabilities as their maturity is less than 1 year at the end of the period.

At December 31, 2023, other current liabilities increased by €1.7 million, mainly due to an increase in VAT payables by €1.4 million, mostly including self-assessed VAT.

At December 31 2022, other current liabilities decreased by €1.3 million, mainly due to a decrease in other miscellaneous liabilities of €3.0 million and to the €1.2 million increase in VAT payables.

At December 31, 2021, other current liabilities mainly consist of “Other miscellaneous payables”, as well as “Employee-related payables” and “Accrued payroll and other employee-related taxes”.

Other miscellaneous payables at December 31, 2021 mainly correspond to:

-

An accrued expense for an amount of €1.2 million (mark-up and delays interests at December 31, 2019 included) following receipt of the Notice of Recovery (“AMR”),on October 30, 2020, relating to the payroll tax for the taxable years 2016 and 2017 making the liability certain and, consequently required its reclassification from provision to current liabilities (see Note 14. – Provisions).

-

An accrued expense for an amount of 1.6 million (mark-up and delays interests included) following the partial acceptance by the tax authorities of the CIR for the years 2013 to 2015, making the liability certain and requiring its reclassification from a provision to an accrued liability (see Note 14. – Provisions).

Accrued payroll and other employee-related taxes mainly relate to payables to social security and employee-benefit organizations such as URSSAF, KLESIA and APGIS for the full year of 2023.

Other accrued taxes and employee-related expenses concern provisions for payroll taxes, such as professional training charges, apprenticeship tax, the employer’s contribution to construction investment in France and the payroll tax.

Note 17. Trade payables and short-term contract liabilities

	As of December 31,
(in thousands of euros)	2021	2022	2023
Trade payables	14,602	19,359	37,679
Short-term contract liabilities	—	6	6
Trade payables and other current liabilities	14,602	19,364	37,685

No calculations have been made to discount trade payables and other current liabilities to present value as payment is due within one year of the end of the reporting period.

Trade payables include €12.9 million, €11.2 million and €6.8 million of accrued expenses as of December 31, 2023, 2022 and 2021.

17.1. Trade payables

Trade payables break down as follows:

	As of December 31,
(in thousands of euros)	2021	2022	2023
Due in 30 days	14,445	19,156	24,995
Due in 30-60 days	158	201	12,684
Due in more than 60 days	—	2	—
Trade payable	14,602	19,359	37,679

As of December 31, 2023, trade payables are composed of accrued liabilities for €12.9 million of which €11.3 million relate to scientific projects.

As of December 31, 2023, trade payables increased by €18.3 million compared to December 31, 2022. The variation in trade payables is mainly related to the increase in research and development expenses in connection with the NATiV3 Phase III trial evaluating lanifibranor in NASH.

Note 18. Financial assets and liabilities

The table below presents the carrying amount of financial assets and liabilities by IFRS 9 accounting category:

	At December 31, 2023
		Financial
	Book value on	assets/liabilities
	the statement of	carried at fair	Financial assets	Liabilities
	financial	value through	carried at	carried at
(in thousands of euros)	position	profit or loss	amortized cost	amortized cost	Fair value
Financial assets
Long‑term deposit accounts	9,000	—	9,000	—	9,000
Long-term security deposits	8	—	8	—	8
Advance payment	1,047	—	1,047	—	1,047
Short‑term deposit accounts	70	—	70	—	70
Trade receivables	3,807	—	3,807	—	3,807
Other receivables	857	—	857	—	857
Cash and cash equivalents	26,918	—	26,918	—	26,918
Total assets	41,706	—	41,706	—	41,706
Financial liabilities
Long-term debt	32,181	—	—	32,181	29,701
Derivative instruments	10,265	10,265	—	—	10,265
Royalty certificates liabilities	6,327	—	—	6,327	9,617
Short‑term debt	5,308	—	—	5,308	5,308
Trade payables	37,679	—	—	37,679	37,679
Other miscellaneous payables	23	—	—	23	23
Total liabilities	91,784	10,265	—	81,518	92,594

	At December 31,2022
		Financial
	Book value on	assets/liabilities
	the statement of	carried at fair	Financial assets	Liabilities
	financial	value through	carried at	carried at
(in thousands of euros)	position	profit or loss	amortized cost	amortized cost	Fair value
Financial assets
Long-term accrued income	65	—	65	—	65
Long-term deposit accounts	700	—	700	—	700
Long-term security deposits	8	—	8	—	8
Advance payment	895	—	895	—	895
Current accrued income	117	—	117	—	117
Short-term deposit accounts	1,048	—	1,048	—	1,048
Other receivables	444	—	444	—	444
Cash and cash equivalents	86,736	—	86,736	—	86,736
Total assets	90,014	—	90,014	—	90,014
Financial liabilities
Long-term debt	28,663	—	—	28,663	28,663
Derivative instruments	9,876	9,876	—	—	9,876
Short-term debt	5,851	—	—	5,851	5,851
Trade payables	19,359	—	—	19,359	19,359
Other miscellaneous payables	12	—	—	12	12
Total liabilities	63,760	9,876	—	53,884	63,760

	At December 31,2021
		Financial
	Book value on	assets/liabilities
	the statement of	carried at fair value	Financial assets	Liabilities
	financial	through profit or	carried at	carried at
(in thousands of euros)	position	loss	amortized cost	amortized cost	Fair value
Financial assets
Long-term accrued income	92	—	92	—	92
Long-term deposit accounts	1,745	—	1,745	—	1,745
Long-term security deposits	8	—	8	—	8
Advance payment	689	—	689	—	689
Short-term deposit accounts	8,829	8,829	—	—	8,829
Trade receivables	4,000	—	4,000	—	4,000
Other receivables	1,055	—	1,055	—	1,055
Cash and cash equivalents	86,553	—	86,553	—	86,553
Total assets	102,972	8,829	94,143	—	102,972
Financial liabilities
Long-term debt	8,837	—	—	8,837	8,837
Short-term debt	1,282	—	—	1,282	1,282
Trade payables	14,602	—	—	14,602	14,602
Other miscellaneous payables	2,979	—	—	2,979	2,979
Total liabilities	27,701	—	—	27,701	27,701

Note 19. Revenues and other income

	Year ended December 31,
(in thousands of euros)	2021	2022	2023
Revenue	4,194	12,179	17,477
Total revenues	4,194	12,179	17,477
Tax credits	4,069	5,863	5,333
Subsidies	8	10	9
Other	229	762	344
Total other income	4,307	6,635	5,686
Total revenues and other income	8,501	18,814	23,163

19.1. Revenues

Revenue is recognized under IFRS 15 – Revenue from contracts with customers (see Note 3.12 - Revenue). For the period ended December 31, 2023, €4,610 thousand were recognized on the CTTQ contract and €12,750 thousand on Hepalys contract.

Revenue recognition applied to CTTQ

Following the IFRS 15 analysis, three main distinct performance obligations have been identified under the license and collaboration agreement with CTTQ:

●	Transfer of Know-How: all data and information that is useful for the development, manufacture or commercialization of the licensed compound or licensed products in the field in the licensee territory. The transfer of know-how corresponds to a right-to-use license and the transfer of this license has been completed as of January 1, 2023. Revenue was recognized at that point in time (see below);

●	Development Services – Phase I: In the course of the development services to be completed during - Phase I, the Company provides development services in connection with the license, which is controlled by CTTQ since its transfer, for a certain period of time that will enhance it in the meantime. Based on the Company’s assessment of the nature of the services the development services – Phase I were determined to be a separate performance obligation as the promise is separately identifiable as part of the contract and CTTQ can benefit from the services together with the license that has already been transferred to it. CTTQ has access to the developments overtime and revenue is recognized accordingly (see below); and
●	Transfer of the manufacturing technology: this transfer gives CTTQ rights to the intellectual property, as such the transfer of the manufacturing technology is determined to be a license in the context of the agreement, in accordance with IFRS 15. The transfer of the manufacturing technology corresponds to a right-to-use license and the transfer of this license has not been completed as of December 31, 2022. Revenue will be recognized at the point in time at which the performance obligation will be fulfilled (see below).

Under the license, CTTQ is committed to make the following payments:

●	Upfront payment: Non-refundable upfront fee: $12.0 million;
●	Regulatory milestones: Development and regulatory milestone payments – six milestones, amounting up to $40 million in aggregate;
●	Commercial milestones: Sales-based milestone payments, divided into six successive targets and amounting up to $250 million in aggregate; and
●	Royalties: Sales-based royalties.

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

The consideration for the licensing contract consists of fixed and variable parts. The license contract in place provides distinct right-to-use licenses, therefore under IFRS 15 the fixed part of the consideration is recognized at the point in time when the licensee can direct the use and benefit from the license. For any variable consideration revenue is recognized at the point in time when the variable constraint is removed. Sales-based royalties revenue is recognized at the later when (i) the subsequent sale occurs and (ii) the performance obligation has been satisfied.

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

The Company invoiced CTTQ for $2.1 million on May 22, 2023 (the total invoice corresponds to the milestone payment of $2 million following the IND approval from the NMPA, and an additional billing of $0.1 million). On July 19, 2023, the Company received $1.9 million after deducting the withholding tax of $0.2 million4.

The Company invoiced CTTQ for $3.2 million on December 12, 2023 (the total invoice corresponds to the milestone payment of $3 million following the randomization of the first patient in China, and an additional billing of $0.2 million). On December 29, 2023, the Company received $2.8 million after deducting the withholding tax of $0.3 million5.

●	Royalties on commercial sales, if any, by CTTQ will be recognized as revenue when the underlying sales will be made, under the terms and timeframes set out in the agreement. No amounts were recognized in 2023.

This contract contains several performance obligations. As a result, the Company has ensured, as required by IFRS 15, that the revenue allocation of the transaction corresponds to the stand-alone selling price of each obligation.

Revenue recognition applied to Hepalys License Agreement

On September 20, 2023, the Company entered into the Hepalys License Agreement (see Note 1.2 – Significant events of 2023).

Following the analysis of the Hepalys License Agreement, the Company determined that the agreement is to be accounted as a contract with a customer in accordance with IFRS 15 – Revenue from contracts with customers (see Note 3.12 – Revenue).

Following the IFRS 15 analysis, one main performance obligation has been identified:

●	Transfer of the Company intellectual property: all data and information that is useful for exploiting of the licensed compound or licensed products in the field in the licensee territory. The transfer of know-how corresponds to a right-to-use license and the transfer of this license has been fully completed in the course of November 2023. Revenue is recognized at a point in time accordingly.

At the same time, the parties entered into a manufacture and supply agreement which relates to the supply of the licensed product in the course of the clinical study and for commercial purposes. A specific price is determined for the supply of licensed products. Management considers that the price is in accordance with the market practice and reflects a stand-alone selling price that is not part of the transaction price of the Hepalys License Agreement and does not give rise to a material right. As such management determines that no part of the transaction price determined should be allocated in regards of the Hepalys Clinical Supply Agreement.

When determining the transaction price of the Hepalys License Agreement as of December 31, 2023, management considered the payments which Hepalys is committed to make under the Hepalys License Agreement as well as non-cash consideration.

The payments under the Hepalys License Agreement are the following:

●	Upfront payment: Non-refundable upfront fee: $10 million;
●	Development milestones: Development milestone payments – four milestones, potentially amounting to up to $37.5 million in aggregate;
●	Commercial milestones: Sales-based milestone payments, divided into five successive targets and potentially amounting up to $193.6 million in aggregate; and
●	Royalties: Sales-based royalties.

4.The Company invoiced €1.9 million on May 22, 2023 (corresponds to the milestone payment of €1.8 million euros, and an additional invoicing of €0.1 million) and received on July 19, 2023, €1.7 million after deduction of withholding tax for €0.2 million. The exchange rate on the invoice date was 1.082 dollar for one euro.

5.The Company invoiced €2.9 million on December 12, 2023 (corresponds to the milestone payment of €2.8 million euros, and an additional invoicing of €0.1 million) and received on December 29, 2023, €2.6 million after deduction of withholding tax for €0.3 million. The exchange rate on the invoice date was 1.080 dollar for one euro.

According to the Hepalys License Agreement, the non-refundable upfront payment is due within thirty days after the effective date of the contract. The potential development and commercial milestone payments may represent up to $231 million, in addition to the non-refundable upfront fee of $10 million. Variable consideration related to development milestones is measured based on the achievement of the milestones over the term of the Hepalys License Agreement, meaning the receipt of the regulatory approval in Japan and South Korea, and will be included in the transaction price when the uncertainty will be resolved. Revenue related to commercial milestones will be recognized over the term of the Hepalys License Agreement when cumulative sales thresholds will be reached, starting upon the potential commercialization of the licensed products.

Management also identified non-cash consideration when determining the transaction price of the contract. In the framework of the Hepalys License Agreement, the Company entered into the Catalys Option Agreement to acquire 30% of the shares of Hepalys at an exercise price of ¥300 (equal to €1.90). Management determined that the option granted by Catalys is a non-cash consideration, for the Hepalys License Agreement, needs to be included when determining the transaction price and should be measured at fair value.

The consideration for the Hepalys License Agreement consists of fixed and variable components. The Hepalys License Agreement provides distinct right-to-use licenses. Therefore, under IFRS 15, the fixed part of the consideration is recognized at a point in time when the licensee can direct the use and benefit from the license. Estimated variable considerations for development milestones are included in the estimated transaction price when it is highly probable that the resulting revenue recognized would not have to be reversed in a future period. This is unlikely to be before each related milestone is achieved. This amount will be recognized as revenue when it is included in the transaction price. Estimated variable considerations for commercial milestones are included in the estimated transaction price only when the cumulative threshold specified in the contract has been reached and revenue is recognized at a point in time. Sales-based royalties’ revenue is recognized at the later when (i) the subsequent sale occurs and (ii) the performance obligation has been satisfied.

Consequently the transaction price (cash and non-cash considerations) is fully allocated to the license under the Hepalys License Agreement, and comprised the following:

●	The upfront payment of $10 million (equal to €9.3 million); and
●	The fair value of the option (non-cash consideration) amounting to $3.6 million (equal to €3.4 million, see Note 6. — Investments accounted for using the equity method).

Revenue recognition applied to AbbVie

In 2021, revenue amounted to €4.2 million and mainly corresponds to a milestone payment of €4.0 million to be received by the Company following the launch of the Phase IIb study on the cedirogant program, in accordance with the terms of the collaboration agreement between the Company and AbbVie. Since August 2018, the Company completed performance of its obligations with respect to the cedirogant program and AbbVie is responsible, at its sole cost and discretion, for all further development and commercialization activities. Consequently, in accordance with IFRS 15, this milestone payment was recognized for its entire amount as revenue as soon as it became highly probable that it would be obtained, i.e. as soon as the first patient was enrolled in the clinical trial. The Company received the payment from AbbVie on January 31, 2022 (see Note 1.3 - Significant events of 2022 and 2021).

On October 28, 2022, AbbVie announced its decision to stop the development of cedirogant (previously ABBV-157), as described in Note 1.3 - Significant events of 2022 and 2021.

19.2. Other income

Research tax credit

Tax credits are the 2023 CIR as of December 31, 2023, in the amount of €5.3 million. In 2022 and 2021, tax credits corresponded to the amount of research tax credit recorded for each period.

Note 20. Operating expenses

		Marketing —
	Research and	business	General and
December 31, 2021	development	development	administrative
(in thousands of euros)	expenses	expenses	expenses	Total
Disposables	(1,472)	—	—	(1,472)
Energy and liquids	(513)	—	—	(513)
Patents	(543)	—	—	(543)
Studies	(33,004)	—	—	(33,004)
Maintenance	(1,017)	—	—	(1,017)
Fees	(160)	(138)	(2,746)	(3,044)
IT systems	(744)	(9)	(52)	(806)
Support costs (including taxes)	—	—	(782)	(782)
Personnel costs	(9,645)	(213)	(3,556)	(13,413)
Depreciation, amortization and provisions	(751)	—	(176)	(927)
Other	(602)	(4)	(3,844)	(4,450)
Total operating expenses	(48,452)	(364)	(11,155)	(59,971)

		Marketing —
	Research and	business	General and
December 31, 2022	development	development	administrative
(in thousands of euros)	expenses	expenses	expenses	Total
Disposables	(1,681)	—	—	(1,681)
Energy and liquids	(633)	—	—	(633)
Patents	(510)	—	—	(510)
Studies	(42,375)	—	(2)	(42,377)
Maintenance	(995)	—	—	(995)
Fees	(175)	(570)	(3,843)	(4,587)
IT systems	(852)	(16)	(92)	(960)
Support costs (including taxes)(1)	—	(1,280)	(692)	(1,971)
Personnel costs	(11,149)	(219)	(3,964)	(15,332)
Depreciation, amortization and provisions	(1,462)	—	(220)	(1,683)
Other	(637)	(499)	(4,099)	(5,234)
Total operating expenses	(60,469)	(2,583)	(12,912)	(75,965)
(1)

In November 2022, the Chinese government levied a withholding tax corresponding to 10% of the amount paid by CTTQ to the Company; €1.3 million. Companies subject to withholding tax in China are allowed to consider the amount paid as a tax credit in France, as there is a tax treaty between the two countries. The credit is chargeable only to the current financial year. As the Company is loss-making, the amount of withholding tax is recognized as a tax expense (not tax deductible).

		Marketing —
	Research and	business	General and
December 31, 2023	development	development	administrative
(in thousands of euros)	expenses	expenses	expenses	Total
Disposables	(1,799)	—	—	(1,799)
Energy and liquids	(900)	—	—	(900)
Patents	(551)	—	—	(551)
Studies	(88,162)	—	—	(88,162)
Maintenance	(1,017)	—	—	(1,017)
Fees	(135)	(215)	(4,084)	(4,434)
IT systems	(845)	(16)	(90)	(951)
Support costs (including taxes)(1)	0	(473)	(767)	(1,240)
Personnel costs	(13,568)	(224)	(4,743)	(18,535)
Depreciation, amortization and provisions	(2,317)	—	(209)	(2,527)
Other	(719)	(1,051)	(3,944)	(5,714)
Total operating expenses	(110,012)	(1,980)	(13,837)	(125,828)

In the year ended December 31, 2023, Research and development costs include the deduction of the reinvoicing to CTTQ of specific costs related to CRO expenses for clinical trials in China, for an amount of €4.0 million.

20.1.	Personnel costs and headcount

		Marketing —
	Research and	business	General and
December 31, 2021	development	development	administrative
(in thousands of euros)	expenses	expenses	expenses	Total
Wages, salaries and similar costs	(6,031)	(199)	(1,867)	(8,097)
Payroll taxes	(2,173)	—	(838)	(3,010)
Provisions for retirement benefit obligations	(148)	—	(68)	(216)
Share‑based compensation expense	(1,293)	(13)	(783)	(2,089)
Total personnel costs	(9,645)	(213)	(3,556)	(13,413)

		Marketing —
	Research and	business	General and
December 31, 2022	development	development	administrative
(in thousands of euros)	expenses	expenses	expenses	Total
Wages, salaries and similar costs	(7,382)	(190)	(2,242)	(9,814)
Payroll taxes	(2,213)	(16)	(841)	(3,069)
Provisions for retirement benefit obligations	(157)	—	(73)	(231)
Share‑based compensation expense(1)	(1,397)	(13)	(808)	(2,218)
Total personnel costs	(11,149)	(219)	(3,964)	(15,332)

(1)The recruitment of patients for the NATiV3 Phase III clinical trial being one of the performance conditions for the allocation of securities giving access to the capital, the delay during the third quarter of 2022 led to a recalculation of the IFRS 2 charge. The expense for the year includes a reversal of €0.8 million of the expense as of December 31, 2022.

		Marketing —
	Research and	business	General and
December 31, 2023	development	development	administrative
(in thousands of euros)	expenses	expenses	expenses	Total
Wages, salaries and similar costs	(8,376)	(181)	(2,450)	(11,007)
Payroll taxes	(2,394)	(19)	(963)	(3,376)
Provisions for retirement benefit obligations	(124)	—	(58)	(183)
Share-based compensation expense	(2,673)	(25)	(1,272)	(3,969)
Total personnel costs	(13,568)	(224)	(4,743)	(18,535)

As of December 31, 2023, 114 people were employed by Inventiva SA and 9 people by Inventiva Inc., for a total of 123 people, compared with 113 people as of December 31, 2022, and 105 people as of December 31, 2021.

Note 21. Other operating income and expenses

Other operating income and expenses break down as follows:

	As of December 31,
(in thousands of euros)	2021	2022	2023
Proceeds - Disposals of fixed assets	9	—	—
Reversal of provisions - CIR 2013-2015	2,377	—	—
Reversal of provisions - tax litigation	1,497	180	—
Reversal of provisions - AMR penalties	880	114	—
Reversal of impairment on the carry back receivable	333	—	—
Total other operating income	2,720	294	—
Disposals of assets	—	(9)	—
Provision for risk on payroll taxes	(51)	—	—
Accrued expenses to be paid to the tax authorities - CIR 2013 to 2015	(1,584)	—	—
Late payment interest on CIR 2013-2015	—	(123)	—
Waiver of CIR 2017 claim	(640)	—	—
CIR provision	(137)	—	—
Transaction costs	(952)	(121)	(44)
Total other operating expenses	(3,364)	(254)	(44)
Other operating income (expenses)	(644)	40	(44)

During 2023, other operating income and expenses are exclusively due to transaction costs.

During 2022, other operating income and expenses decreased respectively by €2.4 million and €3.1 million compared to 2021.

During 2021, other operating income were mainly composed of:

(i)

The progress of discussions with the French tax authorities concerning the tax credit for the years 2013 to 2015. As a result, a reversal of the provision for tax risks on the CIR for the years 2013 to 2015, for €1.5 million, was recorded against an accrued expense of €1.6 million;

(ii)

The progress of exchanges with the French tax authorities concerning the CIR for the year 2017. As a result, a reversal of a provision for tax risk on the CIR for fiscal year 2017, in the amount of €0.9 million, and a waiver of a receivable for €0.6 million have been recorded;

(iii)

The full allowance of the carry back receivable recorded at December 31, 2020 for €0.3 million has been reversed in full and a tax charge is also recognized for the same amount. Consequently, the net impact on the consolidated income statement is zero; and

(iv)

Insurance costs relating to the Public Offering of Securities Insurance taken out in connection with the Company’s IPO on the Nasdaq Global Market in July 2020 for an amount of €0.8 million over fiscal year 2021.

Note 22. Financial income and expenses

	As of December 31,
(in thousands of euros)	2021	2022	2023
Income from cash equivalents	57	390	991
Foreign exchange gains	5,421	4,532	797
Total financial income	5,478	4,923	1,788
Interest cost	(138)	(584)	(5,178)
Foreign exchange losses	(1,842)	(1,068)	(1,269)
Losses on fair value variation	(651)	(407)	(389)
Other financial expenses	(5)	(47)	(46)
Total financial expenses	(2,635)	(2,107)	(6,882)
Net financial income	2,842	2,816	(5,095)

For the year ended December 31, 2023, financial expenses mainly include:

-	Interests in which:
o	€3.4 million correspond at the interests related to the EIB Finance Contract;
o	€0.4 million correspond at the interests related to the Royalty Certificates;
o	€0.2 million correspond at the interests on lease liabilities;
o	interests on the PGE loans, the PPR loans;
-	change in fair value of the EIB Warrants issued in connection with Tranche A; and
-	foreign exchange losses.

For the year ended December 31, 2023, financial income mainly include:

-	Income interest related from deposit account denominated in U.S
-	Foreign exchange gains

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

Note 23. Share of net profit – Equity method

The tables below provide the summarized statement of income (loss) for the associate Hepalys. The information disclosed reflects the amounts presented in the financial statements of Hepalys and not the Company's share of those amounts. They have been amended to reflect adjustments made by the Company when using the equity method, in this case fair value adjustments. The tables below provide also the reconciliation between Hepalys' loss and the share of net loss recognized in the Company statement of financial position.

For the period
started January 1, 2023,
(in thousands of euros)	to December 31, 2023
General and administrative expenses	(1,028)
Net operating loss	(1,028)
Financial income	85
Financial expenses	(162)
Net financial income	(77)
Income (expense) tax	(6)
Net loss for the period	(1,111)
Exchange difference on translation of foreign operations	255
Items that will not be reclassified subsequently to profit or loss	255
Total comprehensive loss	(857)

For the period
started October 11, 2023,
(in thousands of euros)	to December 31, 2023
Net loss for the period	(879)
Exchange difference on translation of foreign operations	231
Items that will not be reclassified subsequently to profit or loss	231
Total comprehensive loss	(647)

Group's share in %	15%
Share of net loss	(134)
Elimination of downstream sales	(1,881)
Share of net loss - Equity method	(2,015)

In 2023, Hepalys did not generate any sales.

Note 24. Income tax

	As of December 31,
(in thousands of euros)	2021	2022	2023
Loss before tax	(49,271)	(54,294)	(109,819)
Theoretical tax rate	26.5%	25.0%	25.0%
Tax benefit at theoretical rate	13,057	13,574	27,455
Tax credits	1,078	1,432	1,794
Permanent differences	(497)	(733)	(497)
Temporary differences	—	—	(30)
Tax rate differences	(80)	55	83
Non recognition of deferred tax assets related to tax losses and temporary differences	(13,921)	(14,309)	(28,930)
Impairment loss of deferred tax asset	—	—	(481)
Actual income tax benefit	(364)	20	(607)
of which
Current taxes	(364)	(34)	(62)
Deferred taxes	—	54	(545)
Effective tax rate	0.74%	0.06%	0.06%

As of December 31, 2023, income tax expenses amount to €0.6 million. The tax expenses mainly relate to the derecognition of deferred tax assets of €0.5 million of Inventiva Inc. (see Note 8. - Deferred tax assets).

As the imputation of tax benefits on tax losses of Inventiva S.A., at short or mid-term, were considered unlikely due to the growth phase of the Company and regarding the nil projected tax rate as of December 31, 2023, no current taxes were recorded as of December 31, 2023, for Inventiva S.A.

Tax credits mainly include the CIR, non-taxable income, classified in other operating income (see Note 19. - Revenues and other income).

Inventiva S.A. faced a tax loss in the years ended December 31, 2023, 2022 and 2021. As the recoverability of these tax losses is not considered probable in subsequent periods due to the uncertainties inherent in the Company’s business, no deferred tax assets were recognized in the consolidated financial statements as of December 31, 2023, December 31, 2022 nor as of December 31, 2021. Deferred tax assets recognized as of December 31, 2023 are related to Inventiva Inc. (see Note 8. – Deferred tax assets).

Note 25. Basic and diluted loss per share

Basic earnings (loss) per share are calculated by dividing net income (loss) attributable to owners of the Company by the weighted average number of ordinary shares outstanding during the period.

	As of December 31,
(in thousands of euros)	2021	2022	2023
Net loss for the period	(49,635)	(54,274)	(110,426)
Weighted average number of shares outstanding used to calculate basic/diluted loss per share (1)	39,168,152	41,449,732	45,351,799
Basic/diluted loss per share (in €)	(1.27)	(1.31)	(2.43)

(1)In accordance with IAS 33.19, basic/diluted earnings per share exclude treasury shares held by the Group as of December 31, 2023.

As the Company recorded a loss in 2021, 2022 and 2023, diluted earnings (loss) per share are identical to basic earnings (loss) per share. Share based payment plans (BSAs, BSPCEs, AGAs and PAGUPs) are not included as their effects would be anti-dilutive.

Note 26. Commitments related to operational activities

Obligations under the terms of subcontracting agreements

In the ordinary course of its business, the Company enters into agreements with CROs for clinical trials, as well as with contract manufacturing organizations (“CMOs”) for clinical and commercial supply manufacturing, commercial and pre-commercial activities, research and development activities and other services and products for operating purposes. The Company’s agreements generally provide for termination with specified periods of advance notice.

Such agreements are generally cancellable contracts and are not included in the description of the Company’s contractual obligations and commitments.

Commitments given and received

December 31, 2023
(in thousands of euros)	Total
CRO[1]	183,366
CMO	5,733
Lease	8,595
Others	23,442
Total commitments given	221,135
Agreements concerning the provision of facilities	260
Total commitments received	260

1Including CRO with Pharmaceutical Research Associates Group B.V.

Contract CRO with Pharmaceutical Research Associates Group B.V.

In April 2021, in connection with the NATiV3 Phase III trial in NASH, the Company entered into an agreement, with retroactive effect in January 2021, with PRA, acting as a CRO. The contract aims to support the regulatory approval of lanifibranor in adult patients in Europe and in the United States.

The Company also entered into a CRO agreement with PRA in connection with the LEGEND Phase IIa clinical trial, effective January 14, 2022. Under the terms of the agreement, PRA will conduct a clinical trial to evaluate the benefit for patients of the combination of lanifibranor with empagliflozin, an SGLT2 inhibitor, in patients with T2D and non-cirrhotic NASH. The commitment to PRA under this agreement amounts to an aggregate of €8.8 million.

On June 26, 2023, in connection with the NATiV3 Phase III trial in NASH, the Company entered into a new amendment to the April 2021 agreement with retroactive effect in January 2021 with PRA. The amendment updates the provisions relating to study information following changes to the trial protocol. In September 2023, the Company entered into a new amendment which amounted the commitment to PRA to €226.6 million including €19.2 million for CTTQ, with a bonus or malus capped at €2.4 million.

As of December 31, 2023, the amount remaining to be paid under the contract is €163.3 million.

Note 27. Related-party transactions

On May 25, 2023, the Board of Directors authorized, and the Shareholders’ Meeting approved the decision to grant to Frédéric Cren, as Chief Executive Officer and chairman of the Board of Directors, and Pierre Broqua, as Deputy Chief Executive Officer and director of the Company, severance payment in case of revocation or non-renewal of their mandates or due to a of change of control (excluding revocation or non-renewal for serious misconduct). The amount of the severance payment is capped at 200% of such individual’s salary for the preceding twelve-month period and is subject to performance conditions.

These commitments aim to secure the interests of the Company through predefined departure conditions. As of December 31, 2023, no severance payment had accrued.

On December 15, 2023, the Board of Directors authorized the Company to enter into an agreement with Pierre Broqua, Deputy Chief Executive Officer, Chief Scientific Officer and director of the Company. In this agreement, Pierre Broqua transferred certain of his intellectual property rights related to patents to the Company against payment of up to €100 thousand, of which €50 thousand are due at the signing date of the agreement and €50 thousand are conditioned to:

-	the granting of a marketing authorization in the European Union and/or the United States for a product whose compound, indication or manufacturing process is covered by one or more patents; or
-	the signing by the Company of a license agreement relating to one or more patents in the European Union and/or the United States.

This agreement was signed on December 20, 2023.

The table below sets out the compensation awarded to the members of the executive team (including the executive and corporate officers) that was recognized in expenses for the years ended December 31, 2021, 2022 and 2023.

	As of December 31,
(in thousands of euros)	2021	2022	2023
Short-term benefits	1,517	1,897	1,995
Post-employment benefits	92	(14)	101
Other long-term benefits	—	—	—
End of contract indemnities	—	—	—
Share-based payment	907	1,077	1,584
Net total	2,516	2,960	3,680

Note 28. Financial risk management

Through its business activities, the Company is exposed to various types of financial risk: foreign exchange risk, credit risk and liquidity risk.

Foreign exchange risk

On July 15, 2020, the Company closed its IPO for aggregate gross proceeds of $107.7 million and, in 2021, raised funds through its Jefferies ATM program for aggregate gross proceeds of approximately $31.9 million (see Note 1.3 - Significant events of 2022 and 2021). The nature of the company exposure to the foreign exchange risk has changed due to the fact that a significant part of its liquidity is denominated in U.S. dollars.

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

Prior to May 14, 2021, three foreign currency forward contracts were in place for a total amount of $60 million to protect the value of the Company’s dollar-denominated investments against exchange rate fluctuations between the euro and the dollar. As these contracts have expired, the Company’s financial position could be further affected by adverse fluctuations in the exchange rate between the euro and the dollar, which are difficult to predict.

However, the Company has taken the appropriate steps to ensure that hedging instruments can be put in place at any time to protect its activities against exchange rate fluctuations, whenever it deems necessary and in accordance with its investment policy.

The table below shows, at December 31, 2023, the sensitivity analysis of the Company’s assets denominated in USD under the reasonable assumption of a variation of 5% based on the exchange rate at the closing date, to which the Company is exposed:

31/12/2023
	Fair value as of	Impact of a 5% change
(in thousands dollars)	December 31, 2023	in exchange rate
Cash & cash equivalents dominated in US Dollars	4,649	(221)
Short-term deposits dominated in US Dollars	2,715	(129)
End of period rate at 31/12/23	1.11	1.16

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

The Company prepares short term cash forecasts and annual operating cash flow forecasts as part of its budget procedures.

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

At the date of these consolidated financial statements, the Company estimates, given its current cost structure and its projected expenditure commitments, to be able to finance its activities until the beginning of the third quarter of 2024 (see Note 3.18 – Going concern for more details).

Although to finance its activities beyond its cash horizon, the Company is currently actively reviewing potential financing (including debt, equity and equity-linked or other instruments) and strategic options and is discussing these options with potential counterparties and with its financial advisors, it cannot guarantee that it will be able to obtain the necessary financing, through any of the foregoing measures or otherwise, to meet its needs or to obtain funds at acceptable terms and conditions, on a timely basis, or at all, especially taking into account the generally challenging environment for financing of biotech companies. If the Company is unable to obtain funding on a timely basis, it may be required to significantly curtail, delay or discontinue one or more of its research or development programs or the commercialization of any approved product or be unable to expand its operations or otherwise capitalize on its business opportunities, as desired, which would impair the Company’s prospects and business operations.

These events and conditions indicate that a material uncertainty exists that may cast significant doubt on the Company’s ability to continue as a going concern and, therefore, the Company may be unable to realize its assets and discharge its liabilities in the normal course of business.

If the Company is unable to continue its operations, it may be required to liquidate its assets and receive consideration less than the value at which its assets are recorded in its financial statements, and investors could then lose all or part of their investment.

Interest Rate Risk

The Company has a relatively low exposure to interest rate risk. Such exposure primarily involves the money market funds and time deposit accounts. The outstanding bank loans bear interest at a fixed rate, and therefore the Company is not subject to interest rate risk with respect to these loans. Changes in interest rates have a direct impact on the rate of return on these investments and the cash flows generated. The repayment flows of the conditional advances from BPI France are not subject to interest rate risk.

Fair Value Measurement - Derivatives Risk

The Company is exposed to the fluctuations of the changes in the fair value of the EIB Warrants (derivatives), as the changes on the performance of the underlying can have a significant impact on the Statement of Income (Loss) statement. A 1% change in volatility would impact the fair value of all warrants issued to the EIB by €110 thousand, and consequently net income by the same amount.

Inflation Risk

Inflation have a general impact on its business in line with overall price increases, increases in the cost of borrowing, and operating in an inflationary economy. The Company have seen a 5-10% price increase in 2023 during negotiations with the vendors, and such higher costs cannot be offset through price increases, as the Company does not have any approved products. It is not possible to predict the timing, strength, or duration of any inflationary period or economic slowdown or its ultimate impact on the Company. If the conditions in the general economy significantly deviate from present levels and continue to deteriorate, it could have a material adverse effect on the business, financial condition, results of operations and growth prospects of the Company.

Note 29. Events after the reporting date

The Company issued 3,144,654 warrants to EIB in connection with the drawdown of Tranche B

On January 4, 2024, the Company issued 3,144,654 additional EIB Warrants to EIB, in accordance with the terms of the 6th resolution of the combined general meeting of shareholders of January 25, 2023 and Article L.225-138 of the French Commercial Code, as a condition to the drawdown of Tranche B, representing approximately 6.00% of the Company's then-outstanding share capital. As of the date of these financial statements, if all the warrants issued to the EIB in connection with Tranche A and Tranche B were exercised, the EIB would hold approximately 10.3% of the Company's share capital.

The exercise price of the EIB Warrants issued in connection with Tranche B is equal to €3.95 and corresponds to 95% of the volume-weighted average price of the Company's shares on the regulated market of Euronext Paris during the last trading session preceding the decision to issue the warrants.

The EIB Warrants have a maturity of twelve years and shall be exercisable following the earliest to occur of (i) the maturity date of Tranche A (i.e. on December 8, 2026), (ii) a change of control event, (iii) an event of default under the Finance Contract, or (iv) a repayment demand by EIB under the Finance Contract. The EIB Warrants will automatically be deemed null and void if not exercised within the twelve-year period.

EIB has a put option which may require the Company to repurchase all or part of the unexercised EIB Warrants then exercisable at their intrinsic value (subject to a cap equal to the amount drawn under the Finance Contract) under certain circumstances (for example, in the event of a change of control or on the maturity date of Tranche A or in the event of default). The Company (or a substitute third party) has a call option to require EIB to sell all shares and other securities of the Company, including the warrants, to the Company, subject to certain terms and conditions. In addition, the Company has a right of first refusal to buy-back all EIB Warrants offered for sale to a third party, subject to certain terms and conditions.

On the basis of the 3,144,654 new shares of the Company issuable upon exercise of all the EIB Warrants issued in connection with Tranche B at a price of €3.95 per new share, the Company could potentially receive gross proceeds of up to €12,421,383. There is no assurance that EIB will exercise any or all of the EIB Warrants or that the Company will receive any proceeds from the exercise of the warrants.

The exercise ratio of Tranche A warrants has been adjusted following the issue of Tranche B warrants. As of the date of authorization of the issuance of these financial statements, one Tranche A warrant entitles its holder to subscribe for 1.27 ordinary shares in the Company.

The Company draws down Tranche B of €25 million under Finance Contract with the EIB

On January 18, 2024, the Company drew down Tranche B of €25 million under the Finance Contract with EIB.

After the drawdown of Tranche A in December 2022, the Company had an option to access further €25 million tranche, Tranche B, subject to the achievement of certain conditions precedent. Following the achievement of those conditions, the Company decided to draw on Tranche B. The Company intends to use the proceeds to fund part of the pivotal Phase III clinical trial evaluating lanifibranor in patients with NASH.

Tranche B carries a 7% interest capitalized annually and repayment in fine. The repayment is due in January 2027, three years after its disbursement. The disbursement of Tranche B was subject to, among other conditions, (i) the full drawdown of Tranche A, (ii) the receipt by the Company from the date of the Finance Contract of an aggregate amount of at least €70 million (inclusive of the €18 million that was a condition for the disbursement of Tranche A), paid either in exchange for shares of the Company, or through upfront or milestone payments, (iii) an out-licensing, partnership or royalty transaction with an upfront payment of at least €10 million, (iv) operational criteria based on patient enrollment and number of sites activated in the Company’s NATiV3 Phase III clinical trial of lanifibranor in patients with NASH and (v) the Company issuing warrants to EIB (see above - The Company issued 3,144,654 warrants to EIB in connection with the drawdown of Tranche B) in accordance with the terms and conditions of the warrant agreement entered into on July 1, 2022.

Tranche B of €25 million was recognized as financial debt at amortized cost, which takes into account the fair value of the derivative instrument (warrants) at inception and the borrowing costs.

Treatment-related Suspected Unexpected Serious Adverse Reaction in the first quarter of 2024

On February 15, 2024, the Company announced that an adverse event of elevated aminotransferases in liver tests was reported in a patient enrolled in the trial following a scheduled visit. The patient has been without clinical symptoms throughout the period of observation. This event has been assessed as a treatment-related SUSAR. Other milder cases of elevation of aminotransferases among trial participants have also been reported. The Company decided to voluntarily pause screening and randomization to implement changes to the enrollment criteria to exclude patients diagnosed or with a predisposition to autoimmune liver or thyroid disease and more frequent liver monitoring for patients enrolled in the trial as recommended by the Data Monitoring Committee6 (“DMC”). On March 7, 2024, the Company announced that it had lifted the voluntary pause on screening and randomization of its NATiV3 clinical trial, that sites operating under central IRB in the United States resumed screening activities, and that it expects to obtain necessary approvals to restart screening and randomization in other countries in the weeks after the announcement. Patients currently enrolled in the Phase III NATiV3 trial are continuing to receive treatment under the new liver monitoring schedule recommended by the DMC. This SUSAR is the first reported in all clinical trials with lanifibranor.

On March 7, 2024, the Company received the first approval from the central IRB overseeing clinical research in the United States. Clinical sites located in the United States operating under central IRB have meanwhile resumed screening and randomization activities. This is an important milestone as 152 sites of the NATiV3 clinical trial sites are operating under central IRB and have so far randomized over 60% of the patients in the main cohort. The Company expects to progressively obtain the approvals required by local authorities to restart screening and randomization in other countries over the next few weeks.

The Company expects the first visit of the last patient to be in the first half of 2024 (versus the first quarter of 2024 as previously announced). No impact on the financial statements is expected.

The Company to present the results of LEGEND Phase IIa combination trial with lanifibranor and empagliflozin in patients with MASH/NASH and T2D

The LEGEND (Lanifibranor in combination with the SGLT2 inhibitor empagliflozin in patients with NASH and type 2 diabetes) trial has been designed as a multi-center, randomized, 24-week treatment, placebo-controlled Phase IIa trial to assess the safety and efficacy of lanifibranor in combination with the SGLT2 inhibitor empagliflozin for the treatment of patients with non-cirrhotic MASH/NASH and T2D. The diagnosis of non-cirrhotic MASH/NASH is based on historic histology evaluation or a combination of non-invasive methods including diagnostic methods including imaging. The trial is double-blind for the placebo and lanifibranor arms and open-label for the combination of lanifibranor and empagliflozin arm. The results presented concern a pre-specified interim analysis on the first half of randomized patients, who have either completed the 24-week treatment period or prematurely discontinued from treatment earlier. The primary efficacy endpoint of the trial is the absolute change in Hemoglobin A1c (HbA1c) at week 24 compared to baseline. Secondary endpoints include changes in liver enzymes, markers of glucose and lipid metabolism, MRI-PDFF, markers of inflammation and fibrosis, body weight evolution and body fat composition.

6 A DMC is an independent group of experts who monitor patient safety and treatment efficacy data while a clinical trial is ongoing.