Form 20-F
period 2024-12-31
Inventiva S.A.
filed 2025-04-15
CIK 1756594

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

Ordinary shares: 95,662,391 shares outstanding as of December 31, 2024

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

U.S. GAAP ☐

International Financial Reporting Standards as issued by the International Accounting Standards Board ☒ Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

i

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

Our audited consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board, or IASB. Our consolidated financial statements included in this annual report are presented in euros and, unless otherwise specified, all monetary amounts are in euros. All references in this annual report to “$,” “US$,” “U.S.$,” “U.S. dollars,” “dollars” and “USD” mean U.S. dollars and all references to “€” and “euros,” mean euros, unless otherwise noted. Throughout this annual report, references to ADSs mean ADSs or ordinary shares represented by such ADSs, as the case may be.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F, or annual report, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on our management’s beliefs and assumptions and on information currently available to our management. All statements other than present and historical facts and conditions contained in this annual report, including statements regarding our future results of operations and financial positions, business strategy, plans and our objectives for future operations, are forward-looking statements. When used in this annual report, the words “anticipate,” “seek,” “believe,” “can,” “continue,” “could,” “estimate,” “expect,” “goal,” “intend,” “is designed to,” “may,” “might,” “plan,” “will,” “would,” “potential,” “predict,” “objective,” “should,” “target,” “hopefully,” “may,” or the negative of these and similar expressions identify forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

●	our plans to research, develop and commercialize our current and future product candidates;
●	the timing, design, duration, recruitment, costs, screening, enrollment and randomization of our planned and ongoing clinical trials;
●	clinical trial data releases and publications and the information and insights that may be gathered from our planned and ongoing clinical trials;
●	the timing of any planned investigational new drug, or IND, application or new drug application, or NDA;
●	expectations with respect to the benefits of our existing and future partnerships, including our partnerships with Chia Tai Tianqing Pharmaceutical Group, Co., LTD., or CTTQ, and with Hepalys Pharma, Inc., or Hepalys, on the clinical development, regulatory approvals and, if approved, commercialization of our product candidates, and the achievement of milestones thereunder and the timing thereof;
●	our ability to successfully cooperate with existing partners or enter into new partnerships, and to fulfill our obligations under any agreements entered into in connection with such partnerships;
●	our ability to find a suitable option to optimize the development of odiparcil for the treatment of MPS VI, which may include entering into a partnership with a third party for the development and commercialization of odiparcil;
●	the clinical utility, potential benefits and market acceptance of our product candidates;
●	our commercialization, marketing and manufacturing capabilities and strategy;
●	expectations with respect to our 2025 Pipeline Prioritization Plan (as defined below) and related workforce reduction, including whether the plan will be implemented and the timing, potential benefits, expenses and consequences relating thereto;
●	our ability to identify additional products or product candidates with significant commercial potential;
●	our expectations related to the sufficiency of our capital resources and our ability to continue as a going concern, including our expectations with respect to raising additional funds, executing any potential transactions and achievement of milestones and operating targets;
●	our ability to satisfy in part or full the conditions precedent to closing of the subsequent tranches of the structured equity financing of up to €348 million announced on October 14, 2024, or the Structured Financing, and the timing thereof;
●	the potential exercise by the investors of our warrants and pre-funded warrants, including the securities issued or to be issued in connection with the Structured Financing and the warrants issued to the European Investment Bank, or EIB;

●	the expected use of proceeds from any financing transactions, including capital increases, royalty certificates, warrants and debt financing, and our ability to fulfill our obligations under any agreements entered into in connection with such transactions, including our ability to repay debt in a timely manner, or at all;
●	developments and projections relating to our competitors and our industry;
●	the impact of government laws and regulations;
●	the effects of epidemics or pandemics on our business, operations and development timelines and plans;
●	our expectations regarding our ability to obtain, maintain and enforce intellectual property protection for our products and product candidates and our ability to operate our business without infringing, misappropriating or otherwise violating the intellectual property rights of others;
●	our estimates regarding future revenue, expenses, capital requirements and need for additional financing;
●	unfavorable conditions in our industry, the global economy or global supply chain, including financial and credit market fluctuations, tariffs and other trade barriers, international trade relations, political turmoil, natural catastrophes, warfare (such as the conflict involving Russia and Ukraine, the conflict in the Middle East and the related risk of a larger conflict), and terrorist attacks; and
●	other risks and uncertainties, including those listed in this annual report under the caption “Risk Factors.”

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

Summary Risk Factors

●	We require substantial additional funding, which may not be available to us on acceptable terms, or at all, and failure to obtain this necessary capital when needed may force us to curtail, delay or discontinue our product candidate development efforts or other operations. These factors raise substantial doubt regarding our ability to continue as a going concern.
●	We are a clinical-stage company with no approved products and no historical product revenues, which makes it difficult to assess our future prospects and financial results.
●	We have incurred significant losses since our inception and anticipate that we will continue to incur significant losses for the foreseeable future. We have never generated any revenue from product sales and may never achieve or maintain profitability.

●	We are heavily dependent on the success of our product candidate lanifibranor. We cannot give any assurance that any product candidate will successfully complete clinical trials, receive regulatory approval or be commercialized.
●	The regulatory approval processes of the U.S. Food and Drug Administration, or FDA, the European Medicines Agency, or EMA, the Chinese National Medical Products Administration, or NMPA, and other comparable regulatory authorities are lengthy, time consuming and inherently unpredictable, and if we are ultimately unable to obtain regulatory approval for our product candidates, our business will be substantially harmed.
●	Clinical development is a lengthy and expensive process with an uncertain outcome, and results of earlier studies and trials as well as data from any interim analysis of ongoing clinical trials may not be predictive of future trial results. Clinical failure can occur at any stage of clinical development.
●	We may not realize the benefits expected through the partnerships with CTTQ and Hepalys, and the partnerships could have adverse effects on our business.
●	We currently have no marketing and sales organization. To the extent any of our product candidates for which we maintain commercial rights is approved for marketing, if we are unable to establish marketing and sales capabilities or enter into agreements with third parties to market and sell our product candidates, we may not be able to effectively market and sell any product candidates or generate product revenues.
●	We face significant competition for our drug discovery and development efforts, and if we do not compete effectively, our commercial opportunities will be reduced or eliminated.
●	We may encounter substantial delays in our clinical trials or we may fail to demonstrate safety and efficacy to the satisfaction of applicable regulatory authorities.
●	We rely completely on third parties to manufacture our pre-clinical and clinical drug supplies and we intend to rely on third parties to produce commercial supplies of any approved product candidate. Manufacturers are subject to significant regulation with respect to manufacturing our products. The manufacturing facilities on which we rely may not continue to meet regulatory requirements and may have limited capacity.
●	Voting control with respect to our company is concentrated in the hands of Frédéric Cren, our Chief Executive Officer, Pierre Broqua, our Deputy Chief Executive Officer and Chief Scientific Officer, and our significant shareholders and affiliates, who will continue to be able to exercise significant influence on us.
●	The rights of shareholders in companies subject to French corporate law differ in material respects from the rights of shareholders of corporations incorporated in the United States.

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

As of December 31, 2024, we had €96.6 million of available cash and cash equivalents.

The amount and timing of our future funding requirements will depend on many factors, including but not limited to:

●	our ability to close the second and third tranches of the Structured Financing;
●	the progress, costs, results and timing of our ongoing and planned clinical trials;
●	our ability to reach milestones under our existing partnership arrangements, including our partnerships with CTTQ and Hepalys, or enter into additional partnership agreements that would generate milestone payments, licensing fees or other sources of income;
●	the willingness of the FDA, EMA, NMPA and other comparable regulatory authorities to accept the clinical trials and pre-clinical studies and other work from us or our partners as the basis for review and approval of product candidates;
●	the outcome, costs and timing of seeking and obtaining regulatory approvals from the FDA, EMA and other comparable regulatory authorities;
●	the need for additional or expanded pre-clinical studies and clinical trials beyond those that we envision conducting with respect to our current and future product candidates;
●	the success of our current partners, including CTTQ and Hepalys, and any future partners, and the economic and other terms of any licensing, cooperation or other similar arrangements into which we may enter;
●	the number of product candidates and indications that we pursue;
●	the timing and costs associated with manufacturing our product candidates for clinical trials and pre-clinical studies and, if approved, for commercial sale;
●	the timing and costs associated with establishing sales and marketing capabilities;
●	market acceptance of any approved product candidates;
●	the costs of acquiring, licensing or investing in additional businesses, products, product candidates and technologies;
●	the cost to maintain, expand and defend the scope of our intellectual property portfolio, including the amount and timing of any payments we may be required to make, or that we may receive, in connection with licensing, filing, prosecution, defense and enforcement of any patents or other intellectual property rights;
●	our need and ability to hire additional management, development and scientific personnel; and
●	our need to implement additional internal systems and infrastructure, including financial and reporting systems.

As of the date hereof, we estimate, given our current cost structure and our projected expenditure commitments, that we should have sufficient funds to finance our activities until the middle of the third quarter of 2025. Accordingly, our current cash and cash equivalents are not sufficient to cover our operating needs for at least the next 12 months.

Based on our current business plan, we estimate that to cover our obligations for the next 12 months, our additional cash requirements amount to 40 to 45 million euros. These events and conditions indicate that a material uncertainty exists that may cast significant doubt on our ability to continue as a going concern and, therefore, we may be unable to realize our assets and discharge our liabilities in the normal course of business.

As announced in April 2025, we have completed enrollment of our NATiV3 Phase 3 clinical trial of lanifibranor in patients with metabolic dysfunction-associated steatohepatitis, or MASH, which supports the satisfaction of certain conditions precedent for the second tranche of the Structured Financing. If we are able to close this second tranche, subject to satisfying the other conditions, we expect to receive in the second quarter of 2025 (i) gross proceeds of approximately €116 million from the second tranche of the Structured Financing, and (ii) a milestone payment of $10 million from CTTQ under our exclusive license and collaboration agreement with CTTQ dated September 21, 2022, as amended, or the CTTQ License Agreement. For more information about the conditions precedent to the second tranche of the Structured Financing, see “Item 7.B Major Shareholders and Related Party Transactions—Related Party Transactions—Structured Financing for up to $348 million.” For more information about the conditions precedent to the milestone payment from CTTQ under the CTTQ License Agreement, see “Item 10.C Material Contracts—Amended License and Collaboration Agreement with Chia Tai Tianqing Pharmaceutical Group, Co., LTD.” Based on our current business plan, we estimate that our existing cash and cash equivalents and these expected potential additional sources of funding would enable us to finance our activities until the end of the third quarter of 2026, as currently planned.

These estimates are based on our current business plan, which includes the 2025 Pipeline Prioritization Plan under negotiation with our Worker’s Council described below, but excludes any potential milestones (other than the potential milestone from CTTQ referenced above) payable to or by us and any additional expenditures related to other product candidates or resulting from any potential in-licensing or acquisition of additional product candidates or technologies, or any associated development we may pursue. We may have based these estimates on incorrect assumptions and may have to use our resources sooner than expected. These estimates may be shortened in the event of an increase, beyond our expectations, in expenditure relating to the development programs, or if our development programs progress more quickly than expected.

We will need to raise additional funds to support our business and our research and development programs as currently contemplated, through:

●	other potential public or private securities offerings; and
●	potential strategic transactions, business development partnerships and/or royalty deals.

Global macroeconomic conditions or disruptions and volatility in the U.S. and global financial markets linked in particular to geopolitical events that continue to impact the markets (including Russia’s invasion of Ukraine or the conflict in the Middle East, and the related risk of a larger conflict as well as tariffs that have been or may in the future be imposed by the United States or other countries) could affect our ability to obtain new financing.

The implementation and terms of any new financing will depend on factors, including economic and market factors, over which we have no control. Future financing could take the form of financial debt, which would affect our financial structure, a capital increase, which would result in shareholder dilution, other securities offerings or strategic transactions, such as a partnership or other arrangement.

In addition, we cannot guarantee that we will be able to obtain the necessary financing or execute any transaction, through any of the foregoing measures or otherwise, to meet our needs or to obtain funds at acceptable terms and conditions, on a timely basis or at all. If we are unable to obtain funding on a timely basis, we may be required to significantly curtail, delay or discontinue one or more of our programs or the commercialization of any approved product or be unable to expand our operations or otherwise capitalize on our business opportunities, as desired, which could impair our prospects or our business operations. The perception that we may be unable to continue as a going concern may impede our ability to pursue any potential financing or strategic opportunities or to operate our business. Ultimately, if we are unable to continue as a going concern, we may have to liquidate our assets and may receive less than the value at which those assets are carried on our financial statements, and it is likely that investors will lose all or part of their investment. Any additional fundraising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to develop and, if approved, commercialize our product candidates.

We are a clinical-stage company with no approved products and no historical product revenues, which makes it difficult to assess our future prospects and financial results.

We are a clinical-stage biotechnology company and we have not yet generated any revenue from product sales. Pharmaceutical product development is a highly speculative undertaking and involves a substantial degree of uncertainty. Our operations to date have been limited to developing our technology and undertaking clinical trials of lanifibranor and odiparcil, and pre-clinical and clinical studies of other compounds.

Lanifibranor is our product candidate in clinical development and has not been approved for sale, and we may never have any product approved for commercialization. In 2020, we decided to focus our clinical efforts on the development of lanifibranor and to suspend our clinical efforts relating to odiparcil. As of the date of this annual report, we have not found a suitable option to optimize the development of odiparcil for the treatment of MPS VI, which may include entering into a partnership with a third party for the development and commercialization of odiparcil. In February 2025, we informed the representatives of our Worker’s Council of our plan, or the 2025 Pipeline Prioritization Plan, to focus exclusively on the development of lanifibranor, to expand the lanifibranor program team to prepare for potential filings for marketing approval and, if approved, the subsequent commercialization of lanifibranor for patients with MASH, and to stop all pre-clinical research activities related to pre-clinical programs, including the termination of the YAP-TEAD and NR4A1 programs. The 2025 Pipeline Prioritization Plan includes reducing our overall current workforce by approximately 50% and is expected to be implemented in the course of the second quarter of 2025, subject to ongoing negotiations with our Worker’s Council.

We have not yet demonstrated an ability to overcome many of the risks and uncertainties frequently encountered by pharmaceutical companies operating in new and rapidly evolving fields. Consequently, the ability to predict our future operating results or business prospects is more limited than if we had a longer operating history or approved products on the market.

Our ability to generate revenue from product sales and achieve and maintain profitability depends on our ability, alone or with partners, to successfully complete the development of, and obtain the regulatory approvals necessary to commercialize, lanifibranor and any additional product candidates that we may pursue in the future. Lanifibranor is currently our only product candidate in clinical development. Our prospects, including our ability to finance our operations and generate revenue from product sales, therefore substantially depend on the development and commercialization of lanifibranor.

Since our inception in 2011, the majority of our revenue has been derived from our reliance on research partnerships related to lanifibranor, and we do not anticipate generating revenue from product sales for the next several years, if ever. Our ability to generate revenue from product sales depends heavily on our success, alone or together with partners, in:

●	timely and successfully completing the clinical development of lanifibranor or any future product candidates;
●	obtaining and maintaining regulatory and marketing approvals for lanifibranor and any future product candidates for which we or our partners successfully complete clinical trials;
●	launching and commercializing any product candidates for which we or our partners obtain regulatory and marketing approval by establishing a sales force, marketing and distribution infrastructure or, alternatively, cooperating with a commercialization partner;
●	obtaining coverage and adequate reimbursement from government and third-party payors for lanifibranor or any future product candidates, if approved, both in the United States and internationally, and reaching acceptable agreements with foreign government and third-party payors on pricing terms;
●	developing, validating and maintaining a commercially viable, sustainable, scalable, reproducible and transferable manufacturing process for lanifibranor or any future product candidates that are compliant with current good manufacturing practices, or cGMPs;

●	establishing and maintaining supply and manufacturing relationships with third parties that can provide an adequate amount and quality of drugs and services to support our planned clinical development, as well as the market demand for lanifibranor and any future product candidates, if approved;
●	obtaining market acceptance, if approved, of lanifibranor or any future product candidates as a viable treatment option by physicians, patients, third-party payors and others in the medical community;
●	effectively addressing any competing technological and market developments;
●	implementing additional internal systems and infrastructure, as needed;
●	negotiating favorable terms in any partnership, licensing or other arrangements into which we may enter, and performing our obligations pursuant to such arrangements;
●	maintaining, protecting and expanding our portfolio of intellectual property rights, including patents, trade secrets and know-how;
●	avoiding and defending against third-party interference or infringement claims; and
●	attracting, hiring and retaining qualified personnel.

We have incurred significant losses since our inception and anticipate that we will continue to incur significant losses for the foreseeable future. We have never generated any revenue from product sales and may never achieve or maintain profitability.

We have incurred significant operating losses since our inception in 2011. We incurred net losses of €184.2 million, €110.4 million and €54.3 million for the years ended December 31, 2024, 2023 and 2022, respectively. We expect to continue to incur significant expenses and increasing operating losses for the foreseeable future. We have devoted substantially all of our efforts to the acquisition and pre-clinical and clinical development of our product candidates, as well as to building our intellectual property portfolio, research programs, management team and infrastructure. However, in order to rationalize expenses, we informed the representatives of our Worker’s Council in February 2025 of our plan to focus exclusively on the development of lanifibranor and to stop all pre-clinical research activities related to pre-clinical programs, including the termination of the YAP-TEAD and NR4A1 programs. The 2025 Pipeline Prioritization Plan includes reducing our overall current workforce by approximately 50% and is expected to be implemented in the course of the second quarter of 2025, subject to ongoing negotiations with our Worker’s Council.

It could be several years, if ever, before we or our partners have a commercialized product and our commercialized products, if any, may not be profitable. The net losses we incur may fluctuate significantly from quarter to quarter and year to year. We anticipate that our expenses will increase significantly in connection with our ongoing activities as we:

●	continue the ongoing and future development of lanifibranor;
●	develop, maintain, expand and protect our intellectual property portfolio;
●	manufacture, or have manufactured, clinical and commercial supplies of our product candidates;
●	seek marketing approvals for our current and future product candidates that successfully complete clinical trials;
●	establish a sales, marketing and distribution infrastructure to commercialize any product candidate for which we may obtain marketing approval;
●	hire additional clinical, quality control and scientific personnel; and
●	continue to incur costs associated with operating as a public company in the United States.

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

We may seek to raise additional funding through a combination of equity or equity-linked or other securities offerings, debt financings, partnerships and/or licensing arrangements or other strategic transactions. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect the rights of our shareholders. For example, at the general shareholder meeting of January 25, 2023, our shareholders delegated the authority to our Board of Directors to increase our share capital by issuance of ordinary shares or securities giving access to our share capital. On August 30, 2023, our Board of Directors decided to proceed with (i) a capital increase by issuing and selling an aggregate of 9,618,638 new ordinary shares, and (ii) the issuance of royalty certificates, or the 2023 Royalty Certificates. The 2023 Royalty Certificates provide the holders thereof with the right to an annual payment of royalties equal to 2% of the future net sales until 2038, if any, of lanifibranor in (i) the United States, (ii) the countries of the European Union or (iii) the United Kingdom, whichever occurs first, if at all. In addition, on July 17, 2024, we entered into subscription agreements to issue and sell new royalty certificates, or the 2024 Royalty Certificates. The 2024 Royalty Certificates provide the holders thereof with the right to an annual payment of royalties equal to 3% of the future net sales until 2038, if any, of lanifibranor beginning in the fiscal year following the start of sales of lanifibranor following the granting of the market authorization for lanifibranor in (i) the United States, (ii) the countries of the European Union or (iii) the United Kingdom, whichever occurs first, if at all. The payment obligations under the 2023 Royalty Certificates and 2024 Royalty Certificates, or, together, the Royalty Certificates, may reduce the revenue we are able to derive from potential future net sales of lanifibranor, if any, which could adversely affect the value of our company and the prices that investors are willing to pay for our ADSs, and could adversely affect our business, financial condition and results of operations.

In addition, at the general shareholders’ meeting of June 20, 2024, our shareholders delegated the authority to our Board of Directors to increase our share capital by issuance of ordinary shares or securities giving access to our share capital. On October 11, 2024, we entered into subscription agreements, pursuant to which we agreed to issue and sell 34,600,507 ordinary shares and pre-funded warrants to purchase up to 35,399,481 ordinary shares in the first phase of the first tranche of the Structured Financing. The subscription agreements contained an obligation for the investors to participate in the second phase of the first tranche and the second tranche of the Structured Financing, subject to certain conditions precedent. At the general shareholders’ meeting of December 11, 2024, our shareholders approved the issuance of ordinary shares, pre-funded warrants and warrants in the second phase of the first tranche and the second tranche of the Structured Financing without shareholders’ preemptive subscription rights to the benefit of the investors. On December 19, 2024, we issued 7,872,064 ordinary shares and pre-funded warrants to purchase up to 8,053,847 ordinary shares to close the second phase of the first tranche of the Structured Financing. Following the completion of enrollment in NATiV3, as announced in April 2025, we expect to issue additional ordinary shares (or, in lieu of ordinary shares, pre-funded warrants), the number of which is to be determined by our Board of Directors, to which warrants to purchase ordinary shares are attached, for expected aggregate gross proceeds of approximately €116 million, in the second tranche of the Structured Financing. The third tranche of the Structured Financing consists of investors exercising, no later than three business days prior to July 30, 2027, at their option, following the satisfaction of conditions precedent, the warrants that were attached to the ordinary shares (or pre-funded warrants, as applicable) issued in the second tranche of the Structured Financing for a maximum aggregate gross proceeds of up to €116 million.

The incurrence of additional indebtedness and/or the issuance of certain equity securities could result in increased fixed payment obligations and could also result in certain additional restrictive covenants, such as limitations on our ability to incur additional debt and/or issue additional equity, limitations on our ability to acquire or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. For example, on November 28, 2022, we issued 2,266,023 warrants to EIB, or the EIB Tranche A Warrants, and on January 4, 2024, we issued 3,144,654 warrants to EIB, or the EIB Tranche B Warrants and, together with the EIB Tranche A Warrants, the EIB Warrants, as a condition to access to the first tranche and second tranche, or Tranche A and Tranche B, respectively, of €25 million each under the finance contract we entered into with EIB on May 16, 2022, or Finance Contract. As of the date hereof, if all EIB Warrants were exercised, EIB would hold 12,816,375 of our ordinary shares, equal to approximately 11.81% of our outstanding share capital (after giving effect to the exercise of the EIB Warrants). The EIB Warrants include provisions that increase the number of shares issuable upon exercise of the warrants in the event we issue additional equity securities under certain circumstances, which could cause further dilution to our shareholders. In addition, issuance of additional equity securities, or the possibility of such issuance, may cause the market price of our ordinary shares or ADSs to decline.

If we enter into new partnerships and/or licensing arrangements or amend existing partnerships and/or licensing arrangements in order to raise capital, we may be required to accept unfavorable terms or terms that are less favorable than the terms under our original partnership or arrangement, including relinquishing or licensing to a third party on unfavorable terms our rights to technologies or product candidates that we otherwise would seek to develop or commercialize ourselves or potentially reserve for future potential arrangements when we might be able to achieve more favorable terms. For example, under the terms of the original CTTQ License Agreement, CTTQ agreed to make milestone payments to us for an aggregate amount of up to $40 million upon the achievement of certain development and regulatory milestones and, subject to regulatory approval, to pay us tiered royalties from high single-digit to mid-teen double digits of net sales for the first three years after the first sale of lanifibranor, and low to mid-teen double digits starting from the fourth year after the first sale. On October 11, 2024, concurrent with the Structured Financing, we entered into an amendment to the CTTQ License Agreement, or the CTTQ Amendment. The CTTQ Amendment amended the conditions of the milestone payments by conditioning them upon certain fundraising and clinical milestones, allowing us to potentially receive the milestone payments earlier than under the original CTTQ License Agreement. While the total amount of milestone payments payable under the CTTQ License Agreement remains unchanged, the percentage of royalties we are eligible to receive based on incremental annual net sales of licensed product has been reduced to the low single digits.

Additional funding may not be available to us on acceptable terms, or at all. If we are unable to obtain funding on a timely basis, we may be required to significantly curtail, delay or discontinue one or more of our programs or cease operations altogether.

In addition, the French Commercial Code imposes certain limitations on our ability to price certain offerings of our share capital without preferential subscription rights (sans droit préférentiel de souscription), which limitation may prevent us from successfully completing any such offering. At our general meetings of shareholders held on June 20, 2024 and December 11, 2024, our shareholders approved our proposal to authorize us to increase our share capital by issuance of ordinary shares or securities convertible into ordinary shares without preemptive subscription rights for the existing shareholders, subject to certain restrictions and limitations. These authorizations are due to expire in August 2026 for the twenty-second resolution of the general meeting held on June 20, 2024 (public offering) and the twenty-third resolution of the general meeting held on June 20, 2024 (private placement) and in June 2026 for the fifty-eighth resolution of the general meeting held on December 11, 2024 (reserved offering) and we expect to seek to renew these authorizations at the next annual general meeting of shareholders, although we cannot guarantee that we will be able to obtain further authorizations. If we are unable to obtain further authorization from our shareholders in the future, or otherwise continue to be limited by the terms of such authorizations approved by our shareholders in the future, our ability to raise capital, could be adversely affected. In any event, an inability to borrow or raise additional capital in a timely manner and on attractive terms could prevent us from expanding our business or taking advantage of opportunities and could otherwise have a material adverse effect on our business and growth prospects. In addition, if we use a substantial amount of our funds to acquire or in-license products or product candidates, we may not have sufficient additional funds to conduct all of our operations in the manner we would otherwise choose. Furthermore, as part of our policy to incentivize our managers, directors and employees and in order to attract and retain qualified personnel, we have issued and granted to our managers, directors, employees and consultants or service providers share warrants, or BSAs, warrants to subscribe for founder’s shares, or BSPCEs, free shares, or AGAs, and stock options.

As of the date of this Annual Report, the exercise of all the dilutive instruments outstanding granted and not yet exercised, including the pre-funded warrants issued in October 11, 2024 and on December 13, 2024, the EIB Warrants, and the employee equity awards, representing 74,042,652 underlying shares, would result in a dilution of approximately 43.6% based on a current share capital of €956,623.91.

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

On August 30, 2023, we entered into subscription agreements with certain investors pursuant to which we agreed to issue and sell the 2023 Royalty Certificates, which provide the holders thereof with the right to an annual payment of royalties equal to 2% of the future net sales, if any, of lanifibranor beginning in the fiscal year following the start of sales of lanifibranor following the granting of the market authorization for lanifibranor in (i) the United States, (ii) the countries of the European Union or (iii) the United Kingdom, whichever occurs first, if at all. The 2023 Royalty Certificates have a term of 15 years following the date of issuance and do not provide for an accelerated repayment in case of change of control. We may at any time repurchase in full the 2023 Royalty Certificates by paying an amount equal to (i) the global cap of €92.1 million minus any royalties paid prior to such repurchase or (ii) a price to be agreed between us and the holders of the 2023 Royalty Certificates.

In addition, on July 17, 2024, we entered into subscription agreements with certain investors pursuant to which we agreed to issue and sell the 2024 Royalty Certificates, which provide the holders thereof with the right to an annual payment of royalties equal to 3% of the future net sales, if any, of lanifibranor beginning in the fiscal year following the start of sales of lanifibranor following the granting of the market authorization for lanifibranor in (i) the United States, (ii) the countries of the European Union or (iii) the United Kingdom, whichever occurs first, if at all. The 2024 Royalty Certificates have a term of 14 years following the date of issuance. We have a preemptive right on any transfer of the 2024 Royalty Certificates.

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

Risks Related to Product Development, Regulatory Approval and Commercialization

We are heavily dependent on the success of our product candidate lanifibranor. We cannot give any assurance that any product candidate will successfully complete clinical trials, receive regulatory approval or be commercialized.

We do not have any drugs that have received regulatory approval and may never be able to develop marketable products. We expect that a substantial portion of our efforts and expenses for the foreseeable future will be devoted to the clinical development of lanifibranor, and as a result, our business currently depends heavily on the successful development, regulatory approval and commercialization of this product candidate. The development of lanifibranor has been and will continue to be a time-consuming and costly process, and may leave us with insufficient resources to advance other programs. For example, in 2020, we decided to focus our clinical efforts on the development of lanifibranor and suspend our clinical efforts relating to odiparcil. In addition, we previously entered into a partnership with AbbVie for the development of cedirogant, which ended in October 2022 when AbbVie decided to stop the development of cedirogant following the analysis of a nonclinical toxicology study. Most recently, in February 2025, we informed the representatives of our Worker’s Council of our 2025 Pipeline Prioritization Plan to focus exclusively on the development of lanifibranor and to stop all pre-clinical research activities related to pre-clinical programs, including the termination of the YAP-TEAD and NR4A1 programs. This plan includes reducing our overall current workforce by approximately 50% and is expected to be implemented in the course of the second quarter of 2025, subject to ongoing negotiations with our Worker’s Council.

We cannot be certain that lanifibranor will receive regulatory approval or be successfully commercialized, even if we receive regulatory approval. The research, testing, manufacturing, safety, efficacy, labeling, approval, sale, marketing and distribution of our product candidates are, and will remain, subject to comprehensive regulation by the FDA in the United States, the European Union and EMA in Europe and regulatory authorities in other countries, with regulations differing from country to country. For example, the changes that we announced in January 2023 to our clinical development plan for lanifibranor for the treatment of MASH, may not meet our expectations of being beneficial to the overall development program and may not result in an approvable NDA, whether by accelerated or full approval. While we have reduced the number of biopsies and trial duration of our NATiV3 Phase 3 clinical trial of lanifibranor in MASH, we may not complete the trial when expected, if at all. Moreover, any cost efficiencies that we previously hoped to gain by having confirmation of efficacy in a previously planned Part 2 of the NATiV3 trial will now be borne by a separate clinical trial in MASH and compensated cirrhosis, such that it may ultimately take longer and cost more to get approved, if at all. In addition, while the protocol amendments submitted to the FDA in January 2023 are designed to align with the FDA’s public communication suggesting that an alternative approach to seek full approval in patients with MASH could be considered upon submission of positive results of a Phase 3 trial using a histology surrogate endpoint in patients with MASH and a Phase 3 clinical outcome trial in patients with MASH and compensated cirrhosis, there can be no assurance that these or any other protocol amendments we have made or may make in the future will result in an approvable NDA. Although the FDA has not objected to the January 2023 protocol amendments, its guidance during a consultation preceding the submission of the January 2023 protocol amendments was to continue our NATiV3 trial as originally planned prior to the protocol amendments. In addition, in the first quarter of 2024, following a routine visit in our NATiV3 clinical trial of lanifibranor in MASH, an adverse event of elevated aminotransferases in liver tests in a patient enrolled in the trial was reported. This event has been assessed as a treatment-related Suspected Unexpected Serious Adverse Reaction, or SUSAR. Other milder cases of elevation of aminotransferases among trial participants have also been reported. We decided to voluntarily pause screening and randomization to implement, including based on input from the FDA, changes to the enrollment criteria to exclude patients diagnosed or with a predisposition to autoimmune liver or thyroid disease and more frequent liver monitoring for patients enrolled in the trial as recommended by the Data Monitoring Committee. We completed randomization of the last patient in NATiV3 in April 2025 and target the publication of the topline results for the second half of 2026, and the potential NDA submission for the first half of 2027. There can be no guarantee that our NATiV3 trial will continue as planned or that regulatory authorities will not impose a clinical hold. Even if we are able to complete our trials with lanifibranor, including NATiV3, the SUSAR may impact the safety assessment of regulatory authorities reviewing a potential NDA or marketing authorization for lanifibranor, which may lead to a rejection of the application, a request for additional studies of lanifibranor, or a requirement for labeling that includes significant use or distribution restrictions or significant safety warnings, including boxed warnings, if lanifibranor is approved. In addition, our partners, such as CTTQ and Hepalys, may not be successful in developing and seeking regulatory approval for lanifibranor and/or effectively commercializing approved products, if any. As a result, other MASH therapies in development may become commercially available during the conduct of our ongoing NATiV3 trial and our planned Phase 3 trial in patients with MASH and compensated cirrhosis. For example, in March 2024, Madrigal Pharmaceuticals, or Madrigal, announced that it had received FDA approval of Rezdiffra for the treatment of patients with MASH with moderate to advanced liver fibrosis.

We will not be permitted to market our drug candidates in the United States or Europe until we receive approval of an NDA from the FDA or a marketing authorization application, or MAA, from the European Commission (based on the positive opinion of the EMA), respectively. We have not submitted any marketing applications for any of our product candidates. NDAs and MAAs must include extensive pre-clinical and clinical data and supporting information to establish the drug candidate’s safety and effectiveness for each desired indication. NDAs and MAAs must also include significant information regarding the chemistry, manufacturing and controls for the drug. Obtaining approval of a NDA or a MAA is a lengthy, expensive and uncertain process, and we may not be successful in obtaining approval. We have received a Fast Track and Breakthrough Therapy Designation from the FDA and the NMPA for the development of lanifibranor for the treatment of MASH. In September 2021, the FDA decided that their designation also encompasses the treatment of MASH with compensated cirrhosis. While the Fast Track Designation for lanifibranor in MASH permits close and regular contact between us and the FDA, the FDA and the EMA review processes can take more than one year to complete and approval is never guaranteed. If we submit an NDA to the FDA, the FDA must decide whether to accept or reject the submission for filing, before even reviewing the scientific basis. Regulators of other jurisdictions, such as the EMA and the NMPA, have their own procedures for approval of drug candidates. Failure to obtain regulatory approval for lanifibranor in the United States, Europe or other jurisdictions by us or our potential partners will prevent us from commercializing and marketing lanifibranor in such jurisdictions.

Even if we or any of our partners were to successfully obtain approval from the FDA, EMA, NMPA and comparable foreign regulatory authorities for our product candidates, any approval might contain significant limitations related to use restrictions for specified age groups, warnings, precautions or contraindications, or may be subject to burdensome post-approval study or risk management requirements. Furthermore, even if we or our current or future partners obtain regulatory approval for lanifibranor, we will still need to develop a commercial infrastructure, or otherwise develop relationships with partners to commercialize, establish a commercially viable pricing structure and obtain coverage and adequate reimbursement from third-party payors, including any government healthcare programs. If we, or our current or future partners, are unable to successfully commercialize lanifibranor, we may not be able to generate sufficient revenue to continue our business.

We may seek accelerated approval from the FDA and conditional authorization from EMA if our NATiV3 Phase 3 clinical trial of lanifibranor in MASH is successful at the 72-week endpoint but, even if granted, accelerated approval and conditional authorization require completion of the trial to obtain full approval.

If the data from our ongoing NATiV3 Phase 3 clinical trial of lanifibranor in MASH are positive, we intend to seek approval under the FDA’s accelerated approval pathway and the EMA’s conditional authorization pathway. A product may be eligible for accelerated approval if it treats a serious or life-threatening condition, generally provides a meaningful advantage over available therapies and demonstrates an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit. As a condition of approval, the FDA may require that a sponsor of a product receiving accelerated approval perform adequate and well-controlled post-marketing clinical trials. These confirmatory trials must be completed with due diligence. In addition, the FDA currently requires as a condition for accelerated approval pre-approval of promotional materials, which could adversely impact the timing of the commercial launch of the product. Even if we do receive accelerated approval or conditional authorization, we may not experience a faster development or regulatory review or approval process, and receiving accelerated approval does not provide assurance of ultimate full FDA or EMA approval.

Due to our limited resources and access to capital, we must and have in the past decided to prioritize development of certain product candidates; these decisions may prove to have been wrong and may adversely affect our revenues.

Because we have limited resources and access to capital to fund our operations, we must decide which product candidates to pursue and the amount of resources to allocate to each. As such, we are currently primarily focused on the development of lanifibranor. Our decisions concerning the allocation of research, partnership, management and financial resources toward particular compounds, product candidates or therapeutic areas may not lead to the development of viable commercial products and may divert resources away from better opportunities. For example, in 2020 we decided to focus our clinical efforts on the development of lanifibranor. As part of this decision, we suspended our clinical efforts relating to odiparcil. In addition, we previously committed resources to pursuing the development of lanifibranor for the treatment of patients with systemic sclerosis, or SSc, through clinical trials. However, following the results of a Phase 2b clinical trial of lanifibranor for the treatment of SSc, we ceased development of lanifibranor in this indication in February 2019. Similarly, our potential decisions to delay, terminate or partner with third parties in respect of certain product development programs, including regarding the suspension of our development of odiparcil, may also prove not to be optimal and could cause us to miss valuable opportunities. In addition, we previously entered into a partnership with AbbVie for the development of cedirogant, which ended in October 2022 when AbbVie decided to stop the development of cedirogant following the analysis of a nonclinical toxicology study.

Previously, we were also in the process of selecting a development candidate for our Hippo signaling pathway program with the goal to disrupt the interaction between yes-associated protein, or YAP, and transcription enhancer associated domain transcription factors, or TEAD, an interaction that plays a key role in oncogenic and fibrotic processes. We also advanced a pre-clinical program for the treatment of idiopathic pulmonary fibrosis, or IPF, and had validated a target within the transforming growth factor beta, or TGF-β, signaling pathway. However, in February 2025, we informed the representatives of our Worker’s Council of our 2025 Pipeline Prioritization Plan to focus exclusively on the development of lanifibranor, to expand the lanifibranor program team to prepare for potential filings for marketing approval and, if approved, the subsequent commercialization of lanifibranor for patients with MASH, and to stop all pre-clinical research activities related to pre-clinical programs, including the termination of the YAP-TEAD and NR4A1 programs. This plan includes reducing our overall current workforce by approximately 50% and is expected to be implemented in the course of the second quarter of 2025, subject to ongoing negotiations with our Worker’s Council.

If we make incorrect determinations regarding the market potential of our product candidates or misread trends in the pharmaceutical industry, our business, financial condition and results of operations could be materially adversely affected.

The clinical and commercial success of lanifibranor will depend on a number of factors, many of which are beyond our control, and we or our partners may be unable to complete the development or commercialization of lanifibranor.

The clinical and commercial success of lanifibranor or potential future product candidates will depend on a number of factors, including the following:

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

Many of these factors are beyond our control. Accordingly, we cannot assure you that we will ever be able to achieve profitability through the sale of, or royalties from, lanifibranor or potential future product candidates. If we or our partners are not successful in obtaining approval for and commercializing lanifibranor or potential product candidates, or are delayed in completing those efforts, our business and operations would be adversely affected.

The regulatory approval processes of the FDA, the EMA, the NMPA and other comparable regulatory authorities are lengthy, time consuming and inherently unpredictable, and if we are ultimately unable to obtain regulatory approval for our product candidates, our business will be substantially harmed.

The time required to obtain approval by the FDA, the EMA, the NMPA and other comparable regulatory authorities is unpredictable but typically takes many years following the commencement of clinical trials and depends upon numerous factors, including the substantial discretion of the regulatory authorities. In addition, approval policies, regulations, or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions. Personnel resources and policy changes among regulatory authorities can adversely impact the responsiveness and processing of applications and the conduct of required inspections. For example, the FDA has shut down several times as a result of delays in congressional funding and in 2025 is adjusting to a large reduction in force among its overall personnel base. Delays in regulatory authority handling of our applications would adversely impact our finances and operations.

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

Our product candidates could fail to receive regulatory approval for many reasons, including the following:

●	the FDA, the EMA or other comparable regulatory authorities may disagree with the design or implementation of our clinical trials, including the changes to our clinical development plan for lanifibranor for the treatment of MASH, as announced in January 2023;
●	we or our partners may be unable to demonstrate to the satisfaction of the FDA, the EMA, the NMPA or other comparable regulatory authorities that a product candidate is safe and effective for its proposed indication;
●	the results of clinical trials may not meet the level of statistical significance required by the FDA, the EMA, the NMPA or other comparable regulatory authorities for approval;
●	we or our partners may be unable to demonstrate that a product candidate’s clinical and other benefits outweigh its safety risks;
●	the FDA, the EMA, the NMPA or other comparable regulatory authorities may disagree with our or our partners’ interpretation of data from pre-clinical studies or clinical trials;
●	the data collected from clinical trials of our product candidates may not be sufficient to support the submission of an NDA or other submission or to obtain regulatory approval in the United States, Europe or elsewhere;
●	the FDA, the EMA, the NMPA or other comparable regulatory authorities may fail to approve the manufacturing processes or facilities of third-party manufacturers with which we contract for clinical and commercial supplies or such processes or facilities may not pass a pre-approval inspection; and the approval policies or regulations of the FDA, the EMA, the NMPA or other comparable regulatory authorities may change or differ from one another significantly in a manner rendering our clinical data insufficient for approval.

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

Any regulatory approvals that we receive for our product candidates may also be subject to limitations on the approved indicated uses for which the product may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing, including Phase 4 clinical trials, and surveillance to monitor the safety and efficacy of the product candidate, and we may be required to include labeling that includes significant use or distribution restrictions or significant safety warnings, including boxed warnings. For example, in the first quarter of 2024, following a routine visit in our NATiV3 clinical trial of lanifibranor in MASH, a SUSAR of elevated aminotransferases in liver tests in a patient enrolled in the trial was reported. Other milder cases of elevation of aminotransferases among trial participants have also been reported. A potential regulatory approval for lanifibranor may be conditioned upon frequent liver monitoring of patients or other conditions, restrictions or exclusions, which would be a competitive disadvantage against other drugs that would not have such monitoring requirement or other conditions or restrictions.

If the FDA, the EMA, the NMPA or any other comparable regulatory authority approves any of our product candidates, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion and recordkeeping for the product will be subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, registration requirements and continued compliance with cGMPs and good clinical practices, or GCPs, for any clinical trials that we conduct post-approval. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with our third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in, among other things:

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

Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical trial process. Although product candidates may demonstrate promising results in early clinical (human) trials and pre-clinical (animal) studies, they may not prove to be effective in subsequent clinical trials. For example, testing on animals may occur under different conditions than testing in humans and therefore the results of animal studies may not accurately predict human experience. Likewise, early clinical studies may not be predictive of eventual safety or effectiveness results in larger-scale pivotal clinical trials. The results of pre-clinical studies and previous clinical trials as well as data from any interim analysis of ongoing clinical trials of our product candidates, as well as studies and trials of other products with similar mechanisms of action to our product candidates, may not be predictive of the results of ongoing or future clinical trials. There can be significant variability in safety and/or efficacy results between different trials of the same product candidate due to numerous factors, including changes in trial protocols, differences in composition of the patient populations, adherence to the dosing regimen and other trial protocols and the rate of dropout among clinical trial participants. For example, in the first quarter of 2024, following a routine visit in our NATiV3 clinical trial of lanifibranor in MASH, a serious adverse event of elevated aminotransferases in liver tests in a patient was reported. This event has been assessed as a treatment-related SUSAR, and is the first reported in all clinical trials with lanifibranor. In addition, certain of the completed clinical trials for lanifibranor were conducted in patients with type 2 diabetes, or T2D, which is a different indication than we are currently pursuing. The results generated in trials for lanifibranor in this other indication do not ensure that the current or future clinical trials for lanifibranor in MASH will continue to demonstrate similar safety and/or efficacy results.

In addition, we did not control the pre-clinical and clinical development of lanifibranor prior to 2012 and we have relied on Abbott Laboratories, or Abbott, and Abbott’s partners to have conducted such research and development in accordance with the applicable protocol, legal, regulatory and scientific standards, having accurately reported the results of all clinical trials conducted prior to our acquisition of lanifibranor, and having correctly collected and interpreted the data from these studies and trials. To the extent any of these has not occurred, expected development time and costs may be increased which could adversely affect any future revenue from lanifibranor by us or our partners.

Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through pre-clinical studies and earlier clinical trials. In addition to the safety and efficacy traits of any product candidate, clinical trial failures may result from a multitude of factors including flaws in trial design, dose selection, placebo effect and patient enrollment criteria. A number of companies in the pharmaceutical industry have suffered significant setbacks in advanced clinical trials due to lack of efficacy or adverse safety profiles, notwithstanding promising results in earlier trials, and it is possible that we will as well. Based upon negative or inconclusive results, we or our partners may decide, or regulators may require us, to conduct additional clinical trials or pre-clinical studies. For example, we previously pursued the development of lanifibranor for the treatment of patients with SSc. However, following the results of our Phase 2b clinical trial of lanifibranor for the treatment of SSc, we ceased development of lanifibranor in this indication in February 2019. In addition, data obtained from trials and studies are susceptible to varying interpretations, and regulators may not interpret our data as favorably as we do, which may delay, limit or prevent regulatory approval.

We may encounter substantial delays in our clinical trials or we may fail to demonstrate safety and efficacy to the satisfaction of applicable regulatory authorities.

We may experience delays in our ongoing clinical trials and we do not know whether planned clinical trials will begin on time, need to be redesigned, enroll patients on time or be completed on schedule, if at all.

We previously experienced such delays with the initiation of our recently completed Phase 2b clinical trial of lanifibranor in patients with MASH and our Phase 1b/2 clinical trial of odiparcil in a pediatric population with MPS VI, as well as delays in our plans to report data related to each of these trials. For example, the recruitment and screening of new patients for the investigator-initiated Phase 2 trial evaluating lanifibranor in patients with Non-Alcoholic Fatty Liver Disease, or NAFLD, and T2D, was temporarily suspended due to the COVID-19 pandemic and topline results were announced in June 2023, as opposed to the first half of 2022 as initially expected.

We have also encountered delays in our NATiV3 trial. For example, in 2022, due to the Russian invasion in Ukraine, we put recruitment for our NATiV3 trial in Ukraine on hold and removed all of the planned sites in Russia from the NATiV3 trial, which, together with higher than originally projected screen failure rate resulting in slower than anticipated enrollment rate and higher than originally projected screen failure rate, contributed to a delay in patient enrollment. In addition, in the first quarter of 2024, following a routine visit during our NATiV3 clinical trial of lanifibranor in MASH, a SUSAR of elevated aminotransferases in liver tests in a patient was reported. Other milder cases of elevation of aminotransferases among trial participants have also been reported. As a result of this SUSAR, we decided to voluntarily pause screening and randomization to implement changes to the enrollment criteria to exclude patients diagnosed or with a predisposition to autoimmune liver or thyroid disease and more frequent liver monitoring for patients enrolled in the trial as recommended by the Data Monitoring Committee. We completed randomization of the last patient in NATiV3 in April 2025 and target the publication of the topline results for the second half of 2026, and the potential NDA submission for the first half of 2027. However, we may experience other delays such as the ones that have contributed to the expected completion of the trial being later than originally planned, and the trial may experience additional delays and be complete later than currently anticipated. As a result, other MASH therapies in development may become commercially available during the conduct of our ongoing NATIV3 trial and our planned Phase 3 trial in patients with MASH and compensated cirrhosis. For example, in March 2024, Madrigal announced that it had received FDA approval of Rezdiffra for the treatment of patients with MASH with moderate to advanced liver fibrosis. There can also be no assurance that any of the protocol amendments we have made or may make in the future will result in an approvable NDA.

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

We could encounter delays if a clinical trial is suspended or terminated by us, by the IRBs or ethics committees of the institutions in which such trials are being conducted, by the data and safety monitoring board for such trial or by the FDA, the EMA, the NMPA or other comparable regulatory authorities. A suspension or termination may be imposed due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA, the EMA, the NMPA or other comparable regulatory authorities resulting in the imposition of a clinical hold, safety issues or adverse side effects, failure to demonstrate a benefit from using a drug, changes in governmental regulations or administrative actions, manufacturing issues or lack of adequate funding to continue the clinical trial. For example, it is possible that safety issues or adverse side effects could be observed in our trials, which could result in a delay, suspension or termination of those trials, such as the SUSAR that was reported in the first quarter of 2024. If we experience delays in the completion of, or termination of, any clinical trial of our product candidates, the commercial prospects of our product candidates will be harmed, and our ability to generate product revenues from any of these product candidates will be delayed. For example, in 2020 we decided to focus our clinical efforts on the development of lanifibranor and suspended our clinical efforts relating to odiparcil, and, in February 2025, we informed the representatives of our Worker’s Council of our 2025 Pipeline Prioritization Plan to focus exclusively on the development of lanifibranor and to stop all pre-clinical research activities related to pre-clinical programs, including the termination of the YAP-TEAD and NR4A1 programs. The 2025 Pipeline Prioritization Plan is expected to be implemented in the course of the second quarter of 2025, subject to ongoing negotiations with our Worker’s Council. In addition, any delays in completing our clinical trials will increase our costs, slow down our product candidate development and approval process and jeopardize our ability to commence product sales and generate revenues. Any of these occurrences may harm our business, financial condition and prospects significantly. In addition, many of the factors that cause or lead to a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates.

If lanifibranor or any other product candidate is found to be unsafe or lack efficacy, we will not be able to obtain regulatory approval for it and our business would be materially harmed. For example, if the results of our NATiV3 Phase 3 clinical trial for lanifibranor in MASH do not achieve the primary efficacy endpoints or demonstrate unexpected safety findings, such as the SUSAR reported in the first quarter of 2024 or similar or additional adverse events, the prospects for approval of lanifibranor, as well as the price of our ordinary shares or ADSs, would be materially and adversely affected.

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

Enrollment and retention of patients in clinical trials is an expensive and time-consuming process and could be made more difficult or rendered impossible by multiple factors outside our control, including difficulties in identifying MASH patients and significant competition for recruiting MASH patients in clinical trials.

Identifying and qualifying patients to participate in our clinical trials is critical to our success. We have in the past and may in the future encounter delays in enrolling, or be unable to enroll, a sufficient number of patients to complete any of our clinical trials, and even once enrolled we may be unable to retain a sufficient number of patients to complete any of our trials. In particular, as a result of the inherent difficulties in diagnosing MASH, the significant competition for recruiting MASH patients in clinical trials, and the higher than originally projected screen failure rate resulting in slower than anticipated enrollment rate, we experienced delays in recruiting patients with MASH for our completed NATiVE Phase 2b clinical trial of lanifibranor in that indication. We also encountered delays in the recruitment for our NATiV3 trial of lanifibranor in MASH primarily due to a higher than originally projected screen failure rate resulting in slower than anticipated enrollment rate in 2021 until mid-2023. In addition, we experienced a slower than predicted site activation, screening and enrollment due to negative impacts from the COVID-19 pandemic during 2020 and 2021, we put recruitment for our NATiV3 trial in Ukraine on hold and removed all of the planned sites in Russia from the trial due to the Russian invasion of Ukraine, and we temporarily paused screening and enrollment in the trial in connection with the SUSAR reported in the first quarter in 2024. In January 2023, we amended the protocol for the NATiV3 trial in part to potentially accelerate enrollment. There can be no assurance that any of the protocol amendments we have made or may make in the future will result in an approvable NDA. While we announced the completion of enrollment in our NATiV3 trial in April 2025, our amended clinical development program for lanifibranor includes an additional Phase 3 trial, rather than the originally planned Part 2 of our NATiV3 Phase 3 clinical trial of lanifibranor in MASH, in which we may encounter some or all of the recruitment challenges we had for our NATiV3 trial. Enrollment challenges could be exacerbated if the FDA or EMA require us or our partners to conduct pivotal trials of lanifibranor in larger patient populations or for trials with a longer duration than we anticipate.

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

Furthermore, we face strong competition for enrollment from competitors who have received marketing authorization, such as Madrigal with Rezdiffra, or Novo Nordisk which is expected to file for NDA in 2025, and others who are conducting ongoing clinical trials evaluating their drug candidates in MASH, such as Boehringer Ingelheim, Akero Therapeutics and 89Bio, each of which is conducting Phase 3 clinical trials designed to support accelerated approval and full approval. As of the date of this report, approximately 76 Phase 1, 2 and 3 clinical trials enrolling patients with MASH are listed on the clinicaltrials.gov website. These competitors could obtain marketing authorization in the indications targeted by us, which could have a negative impact on the retention of patients randomized in NATiV3 or on the recruitment and retention of patients in a confirmatory trial that we will have to conduct.

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

The FDA has granted Fast Track and Breakthrough Therapy Designations, and the NMPA has granted Breakthrough Therapy Designation, to lanifibranor for the treatment of patients with MASH.

If a product is intended for the treatment of a serious or life-threatening condition and the product demonstrates the potential to address unmet medical needs for this condition, the product sponsor may apply for Fast Track Designation with the FDA. Breakthrough Therapy Designation with the FDA may be requested and granted for products that are intended, alone or in combination with one or more other products, to treat a serious or life-threatening condition and preliminary clinical evidence indicates that the product may demonstrate substantial improvement over currently approved therapies on one or more clinically significant endpoints. Similarly, Breakthrough Therapy Designation with the NMPA may be requested and granted for products that are intended for the prevention and treatment of diseases that seriously endanger life or seriously affect quality of life and there exists no effective treatment or there is sufficient evidence to show a significant clinical benefit of the product over the existing treatments. Even though we have received Fast Track and Breakthrough Therapy Designations from the FDA and Breakthrough Therapy Designation from the NMPA for lanifibranor for the treatment of MASH we may not experience a faster development, review or approval process compared to conventional FDA or NMPA procedures and these designations do not change the approval standards of the FDA and the NMPA. The FDA and the NMPA may withdraw such designations if they believe that the designation is no longer supported by data from our clinical development program.

Moreover, in March 2024, Madrigal announced that it had received FDA approval of Rezdiffra for the treatment of adult patients with MASH with moderate to advanced liver fibrosis. We may lose lanifibranor’s Fast Track Designation if the FDA concludes that Rezdiffra addresses the unmet medical need for patients with MASH. We may also lose the FDA’s Breakthrough Therapy Designation if the FDA concludes that lanifibranor does not demonstrate substantial improvement over Rezdiffra on one or more clinically significant endpoints. Loss of either of these designations would negatively impact our ability to develop and commercialize lanifibranor.

The EMA, FDA, NMPA and other regulatory agencies actively enforce the laws and regulations prohibiting the promotion of drugs for off-label uses. If we or our partners are found to have improperly promoted off-label use, we may become subject to significant liability.

The EMA, the FDA, the NMPA and other regulatory agencies strictly regulate the promotional claims that may be made about prescription drug products, such as our product candidates, if approved. In particular, a product may not be promoted for uses that are not approved by the EMA, the FDA, the NMPA or such other regulatory agencies as reflected in the product’s approved labeling. For example, if we receive marketing approval for lanifibranor for MASH, physicians, in their professional medical judgment, may nevertheless prescribe the drug product to their patients in a manner that is inconsistent with the approved label. If we are found to have promoted such off-label use, we may become subject to significant liability under the U.S. Federal Food, Drug, and Cosmetic Act and other statutory authorities, such as laws prohibiting false claims for reimbursement. The federal government has levied large civil and criminal fines against companies for alleged improper promotion and has enjoined several companies from engaging in off-label promotion. The FDA has also requested that companies enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed. If we or our partners cannot successfully manage the promotion of our products, if approved, we could become subject to significant liability, which would harm our reputation and negatively impact our financial condition.

Even if any of our product candidates are commercialized, they may not be accepted by physicians, healthcare payors, patients or the medical community in general, and may also become subject to market conditions that could harm our business.

Even if we or our partners obtain regulatory approval for one or more of our product candidates, the product may not gain market acceptance or prevalent usage among physicians, healthcare payors, patients and the medical community, which is critical to commercial success. Our current product candidates both treat diseases which may not frequently be identified by physicians. For example, many physicians may not be trained to identify or treat MASH specifically, which could lead to limited prescribing of lanifibranor even if the product candidate obtains regulatory approval and is commercialized. Market acceptance of any product candidate for which we or our partners receive approval depends on a number of factors, including:

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

In the event of successful development of lanifibranor or any other product candidates in those indications where we can do so in a capital efficient manner, we may elect to build a targeted specialty sales force which will be expensive and time consuming. Our ability to recruit and retain qualified employees may have been impaired by the announcement of our 2025 Pipeline Prioritization Plan. Any failure or delay in the development of our internal sales, marketing and distribution capabilities would adversely impact the commercialization of these products. With respect to our product candidates for larger indications, we may partner with third parties that have direct sales forces and established distribution systems, either to augment our own sales force and distribution systems or in lieu of our own sales force and distribution systems. If we are unable to enter into partnerships with third parties for the commercialization of approved products, if any, on acceptable terms or at all, or if any such partner does not devote sufficient resources to the commercialization of our product or otherwise fails in commercialization efforts, we may not be able to successfully commercialize any of our product candidates that receive regulatory approval. If we are not successful in commercializing our product candidates, either on our own or through partnerships with one or more third parties, our future revenue will be materially and adversely impacted.

Even if we obtain and maintain approval for our current and future product candidates from the FDA, we or our partners may nevertheless be unable to obtain approval for our product candidates outside of the United States, which would limit our market opportunities and could harm our business.

Approval of a product candidate in the United States by the FDA does not ensure approval of such product candidate by regulatory authorities in other countries or jurisdictions, and approval by one foreign regulatory authority does not ensure approval by regulatory authorities in other foreign countries or by the FDA. If approved, sales of lanifibranor and any potential future product candidate outside of the United States will be subject to foreign regulatory requirements governing clinical trials and marketing approval. Even if the FDA grants marketing approval for a product candidate, comparable regulatory authorities of foreign countries also must approve the manufacturing and marketing of the product candidate in those countries. Approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from, and more onerous than, those in the United States, including additional pre-clinical studies or clinical trials. In many countries outside the United States, a product candidate must be approved for reimbursement before it can be approved for sale in that country. In some cases, the price that we or our partners intend to charge for any product candidates, if approved, is also subject to approval. Obtaining approval for lanifibranor or any future product candidate in the European Union from the European Commission following the opinion of the EMA or in other foreign jurisdictions, if we or our partners choose to submit a marketing authorization application there, would be a lengthy and expensive process. Even if a product candidate is approved, the FDA, the EMA, the NMPA or other foreign regulatory authorities, as the case may be, may limit the indications for which the drug may be marketed, require extensive warnings on the drug labeling or require expensive and time-consuming additional clinical trials or reporting as conditions of approval.

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

There is significant uncertainty related to third-party coverage and reimbursement of newly approved drugs. To the extent that we retain commercial rights following clinical development, we would seek approval to market our product candidates in the United States, the European Union and other selected jurisdictions. Market acceptance and sales of our product candidates, if approved, in both domestic and international markets will depend significantly on the availability of coverage and adequate reimbursement from third-party payors for any of our product candidates and may be affected by existing and future healthcare reform measures. Government authorities and other third-party payors, such as private health insurers and health maintenance organizations, decide which drugs they will cover and establish payment levels. We cannot be certain that coverage and adequate reimbursement will be available for any of our product candidates, if approved. We cannot guarantee that we will be able to obtain price levels and reimbursement rates as high as those granted to other products that may be approved for the treatment of MASH, particularly because these products may have a different therapeutic approach from those developed by us. Also, we cannot be certain that reimbursement policies will not reduce the demand for any of our product candidates, if approved. If reimbursement is not available or is available on a limited basis for any of our product candidates, if approved, we or our partners may not be able to successfully commercialize any such product candidate. Reimbursement by a third-party payor may depend upon a number of factors, including, without limitation, the third-party payor’s determination that use of a product is:

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

Moreover, no uniform policy for coverage and reimbursement exists in the United States, and coverage and reimbursement can differ significantly from payor to payor. While Medicare Part D applies only to drug benefits for Medicare beneficiaries, private third-party payors often follow Medicare coverage policy and payment limitations in setting their own payment rates, but also have their own methods and approval process apart from Medicare determinations. Any negotiated prices for any of our product candidates, if approved, covered by a Part D prescription drug plan will likely be lower than the prices we might otherwise obtain outside of the Medicare Part D prescription drug plan. Any reduction in payment under Medicare Part D may result in a similar reduction in payments from non-governmental payors. Further, coverage policies and third-party payer reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for products for which we receive marketing approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

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

The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or collectively the Affordable Care Act, substantially changed the way healthcare is financed by both the government and private insurers, and significantly impacts the U.S. pharmaceutical industry. There have been judicial, Congressional, and executive branch challenges and amendments to certain aspects of the Affordable Care Act. For example, on August 16, 2022, the Inflation Reduction Act of 2022, or IRA, was signed into law, which among other things, extends enhanced subsidies for individuals purchasing health insurance coverage in Affordable Care Act marketplaces through plan year 2025. The IRA also eliminates the “donut hole” under the Medicare Part D program beginning in 2025 by significantly lowering the beneficiary maximum out-of-pocket cost and creating a new manufacturer discount program. It is possible that the Affordable Care Act will be subject to judicial or Congressional challenges in the future. It is unclear how such challenges and the healthcare reform measures of the second Trump administration will impact the Affordable Care Act and our business.

Other legislative changes have been proposed and adopted since the Affordable Care Act was enacted. These changes include aggregate reductions to Medicare payments to providers of up to 2% per fiscal year pursuant to the Budget Control Act of 2011 and subsequent laws, which began in 2013 and, due to subsequent legislative amendments to the statute, including the BBA, and the Infrastructure Investment and Jobs Act, will remain in effect until 2032 unless additional Congressional action is taken. Additionally, on March 11, 2021, the American Rescue Plan Act of 2021 was signed into law, which eliminates the statutory Medicaid drug rebate cap, currently set at 100% of a drug’s average manufacturer price, for single source and innovator multiple source drugs, effective January 1, 2024. New laws may result in additional reductions in Medicare and other healthcare funding, which may adversely affect customer demand and affordability for our products and, accordingly, the results of our financial operations.

Also, there has been heightened governmental scrutiny recently over the manner in which drug manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drug products. For example, the IRA, among other things, (1) directs the U.S. Department of Health and Human Services, or HHS, to negotiate the price of certain single-source drugs that have been on the market for at least 7 years covered under Medicare, or Medicare Drug Price Negotiation Program, and (2) imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation. These provisions began to take effect progressively in fiscal year 2023. On August 15, 2024, HHS announced the agreed-upon price of the first ten drugs that were subject to price negotiations, although the Medicare Drug Price Negotiation Program is currently subject to legal challenges. On January 17, 2025, HHS selected fifteen additional products covered under Part D for price negotiation in 2025. Each year thereafter more Part B and Part D products will become subject to the Medicare Drug Price Negotiation Program. Further, on December 8, 2023, the National Institute of Standards and Technology published for comment a Draft Interagency Guidance Framework for Considering the Exercise of March-In Rights which for the first time includes the price of a product as one factor an agency can use when deciding to exercise march-in rights. While march-in rights have not previously been exercised, it is uncertain if that will continue under the new framework.

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

We expect that these and other healthcare reform measures that may be adopted in the future, particularly in light of the recent change in administration, may result in more rigorous coverage criteria and lower reimbursement, and in additional downward pressure on the price that we receive for any approved product. The current Trump administration is pursuing policies to reduce regulations and expenditures across government including at HHS, the FDA, CMS and related agencies. These actions, presently directed by executive orders or memoranda from the Office of Management and Budget, may propose policy changes that create additional uncertainty for our business. These actions may include, for example, directives to reduce agency workforce, program cuts, rescinding a Biden administration executive order tasking the Center for Medicare and Medicaid Innovation to consider new payment and healthcare models to limit drug spending and eliminating the Biden administration’s executive order that directed HHS to establishing an AI task force and developing a strategic plan, and directing certain federal agencies to enforce existing law regarding hospital and price plan transparency and by standardizing prices across hospitals and health plans. Additionally, in its June 2024 decision in Loper Bright Enterprises v. Raimondo, the U.S. Supreme Court overturned the longstanding Chevron doctrine, under which courts were required to give deference to regulatory agencies’ reasonable interpretations of ambiguous federal statutes. The Loper Bright decision could result in additional legal challenges to current regulations and guidance issued by federal agencies applicable to our operations, including those issued by the FDA. Congress may introduce and ultimately pass health care related legislation that could impact the drug approval process and make changes to the Medicare Drug Price Negotiation Program created under the IRA. Any reduction in reimbursement from Medicare or other government-funded programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability or commercialize our drugs, once marketing approval is obtained. We cannot predict what healthcare reform initiatives may be adopted in the future. However, it is possible that there will be further legislation or regulation that could harm the business, financial condition and results of operations.

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

In March 2024, Madrigal announced that it had received FDA approval of Rezdiffra for the treatment of patients with MASH with moderate to advanced liver fibrosis and are expected to receive a marketing authorization response from the EMA in 2025.

In addition to Madrigal, other competitors could obtain marketing authorization in the indications targeted by us. As of the date of this report, approximately 76 Phase 1, 2 and 3 clinical trials enrolling patients are listed on the clinicaltrials.gov website. For example, Novo Nordisk announced in November 2024 the positive results of their Phase 3 clinical trial for the treatment of NASH with its lead molecule semaglutide, which is already marketed for the treatment of type 2 diabetes and obesity, and is expected to submit a marketing authorization application in 2025. Boehringer Ingelheim, Akero Therapeutics and 89 Bio are also evaluating their respective investigational MASH medications in Phase 3 clinical trials in patients with non-cirrhotic MASH and in patients with cirrhotic MASH. Other companies, including Sagimet, Boston Pharmaceutical, Altimmune, AstraZeneca, Lilly, NorthSea, Terns, Viking, BMS, Pfizer, Regeneron and Gilead Sciences have drug candidates for the treatment of MASH that are in less advanced clinical or pre-clinical development stages.

This competition may have a negative effect on our ability to recruit patients into our clinical trials, as certain patients could prefer to undergo treatment that has obtained a marketing authorization, such as Rezdiffra from Madrigal or others that may obtain a marketing authorization in the future, rather than participate or continue their participation in an ongoing clinical study with the possibility of being assigned to the placebo-controlled part. In addition, our Fast Track and Breakthrough Designations may be negatively impacted as well as our ability to develop and commercialize our product candidates, including lanifibranor. Even if we ultimately obtain approval of our product candidates, including lanifibranor, competitors may negatively impact our revenues and ability to achieve milestones.

Mergers and acquisitions in the pharmaceutical and biotechnology industries could result in even more resources being concentrated among a small number of our competitors. Competition may reduce the number and types of patients available to us to participate in clinical trials, particularly with respect to MASH, because some patients who might have opted to enroll in our trials may instead opt to enroll in a trial being conducted by one of our competitors.

Part of our business strategy involves seeking partnerships from time to time with other organizations or companies, such as our CTTQ License Agreement and our Hepalys License Agreement, and potentially a partnership with respect to potential further development of odiparcil. The strong competition between market participants like us who seek such partners could affect our negotiating power and the terms under which we may be able to find a partner if at all. We cannot assure that we will be able to enter into partnerships as and when needed, and if we are unable to enter into development and commercial partnerships and/or sales and marketing arrangements on acceptable terms or timing, or at all, we may be unable to successfully develop and seek regulatory approval for our product candidates and/or effectively market and sell approved products, if any.

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

For example, in the first quarter of 2024 following a routine visit in our NATiV3 clinical trial of lanifibranor in MASH, an adverse event of elevated aminotransferases in liver tests in a patient enrolled in the trial was reported. This event has been assessed as a treatment-related SUSAR. Other milder cases of elevation of aminotransferases among trial participants have also been reported. We decided to voluntarily pause screening and randomization to implement changes to the enrollment criteria to exclude patients diagnosed or with a predisposition to autoimmune liver or thyroid disease and more frequent liver monitoring for patients enrolled in the trial as recommended by the Data Monitoring Committee. We completed randomization of the last patient in NATiV3 in April 2025 and target the publication of the topline results for the second half of 2026, and the potential NDA submission for the first half of 2027. There can be no guarantee that our NATiV3 trial will continue as planned or that regulatory authorities will not impose a clinical hold. Even if we are able to complete our trials with lanifibranor, including NATiV3, the SUSAR may impact the safety assessment of regulatory authorities reviewing a potential NDA or marketing authorization for lanifibranor, which may lead to a rejection of the application, a request for additional studies of lanifibranor, or a requirement for labeling that includes significant use or distribution restrictions or significant safety warnings, including boxed warnings, if lanifibranor is approved.

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

The lack of a reliable non-invasive method for the diagnosis of MASH is likely to present a major challenge to lanifibranor’s market penetration, if ever commercialized.

Because MASH tends to be asymptomatic until the disease progresses, many individuals with MASH remain undiagnosed until the disease has reached its late stages, if at all. The lack of a reliable non-invasive method for the diagnosis of MASH is likely to present a major challenge to lanifibranor’s market penetration, as many practitioners and patients may not be aware that a patient suffers from MASH and requires treatment. As such, use of lanifibranor might not be as wide-spread as our actual target market and this may limit the commercial potential of lanifibranor.

A further challenge to lanifibranor’s market penetration is that currently a liver biopsy is the standard approach for measuring improvement in MASH patients. Because it would be impractical to subject all patients that take lanifibranor, when and if it approved, to regular and repeated liver biopsies, it will be difficult to demonstrate lanifibranor’s effectiveness to practitioners and patients unless and until a reliable non-invasive method for the diagnosis and monitoring of MASH becomes available, as to which there can be no assurance.

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

Developing pharmaceutical products, conducting clinical trials, obtaining regulatory approval, establishing manufacturing capabilities and marketing approved products are expensive. Accordingly, we have sought and may in the future seek to enter into partnerships with companies that have more resources and experience. For example, in September 2022, we entered into the CTTQ License Agreement, as amended in October 2024, to develop and commercialize lanifibranor in Mainland China, Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan, or collectively the CTTQ Territory, and in September 2023 we entered into an exclusive licensing agreement with Hepalys, or Hepalys License Agreement, to develop and commercialize lanifibranor for the treatment of MASH in Japan and South Korea, or collectively the Hepalys Territory. In situations where we enter into a development and commercial partnership arrangement for a product candidate, we may also seek to establish additional partnerships for development and commercialization in territories outside of those addressed by existing partnership arrangements for such product candidate. If we are unable to enter into any additional development and commercial partnerships and/or sales and marketing arrangements on acceptable terms, or at all, we may be unable to successfully develop and seek regulatory approval for our product candidates and/or effectively market and sell approved products, if any.

In 2020, we decided to focus our clinical efforts on the development of lanifibranor and suspend our clinical efforts relating to odiparcil. In February 2025, we informed the representatives of our Worker’s Council of our 2025 Pipeline Prioritization Plan to focus exclusively on the development of lanifibranor and to stop all pre-clinical research activities related to pre-clinical programs, including the termination of the YAP-TEAD and NR4A1 programs. This plan includes reducing our current workforce by approximately 50% and is expected to be implemented in the course of the second quarter of 2025, subject to ongoing negotiations with our Worker’s Council.

In the future, we may partner with third-party partners for the development and commercialization of odiparcil or other product candidates. If we are unable to obtain a partner for odiparcil or any of our product candidates, we may be unable to advance the development of odiparcil which could have a negative impact on our business, results of operations, financial condition and growth prospects. Even if we are able to establish such a partnership, there can no assurance that such partnership will be successful. If we partner with a third party for development and commercialization of odiparcil, we can expect to relinquish some or all of the control over the potential success of odiparcil to the third party. We will likely have limited control over the amount and timing of resources that our partners dedicate to the development or commercialization of odiparcil, or any other product candidate. Our ability to generate revenues from these arrangements will depend on our partners’ abilities and efforts to successfully perform the functions assigned to them in these arrangements. Partnerships involving lanifibranor, odiparcil, or potential future product candidates, could pose numerous risks to us, including the following:

●	partners have significant discretion in determining the efforts and resources that they will apply to these partnerships and may not perform their obligations as expected;
●	partners may deemphasize or not pursue development and commercialization of odiparcil or our other product candidates or may elect not to continue or renew development or commercialization programs based on clinical trial results, changes in the partners, strategic focus, including as a result of a sale or disposition of a business unit or development function, or available funding or external factors such as an acquisition that diverts resources or creates competing priorities;
●	partners may encounter challenges in recruitment for their clinical trials, delay clinical trials, provide insufficient funding for a clinical trial program, stop a clinical trial or abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;
●	partners could independently develop, or develop with third parties, products that compete directly or indirectly with our product candidates if the partners believe that competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than ours;
●	a partner with marketing and distribution rights to multiple products may not commit sufficient resources to the marketing and distribution of our product relative to other products;
●	partners may not properly obtain, maintain, defend or enforce our intellectual property rights or may use our proprietary information and intellectual property in such a way as to invite litigation or other intellectual property related proceedings that could jeopardize or invalidate our proprietary information and intellectual property or expose us to potential litigation or other intellectual property related proceedings;
●	disputes may arise between the partners and us that result in the delay or termination of the research, development or commercialization of our product candidates or that result in costly litigation or arbitration that diverts management attention and resources;
●	partnerships may be terminated and, if terminated, may result in a need for additional capital to pursue further development or commercialization of the applicable product candidates;
●	partnership agreements may not lead to development or commercialization of product candidates in the most efficient manner or at all; and
●	if a partner of ours were to be involved in a business combination, the continued pursuit and emphasis on our drug development or commercialization program could be delayed, diminished or terminated.

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

The partnership arrangements that we have established, and any partnership arrangements that we may enter into in the future, may not ultimately be successful, which could have a negative impact on our business, results of operations, financial condition and growth prospects. It is also possible that a partner may not devote sufficient resources to the development or commercialization of our product candidate, decides to no longer consider the development or commercialization of a drug candidate as a priority, or may otherwise fail in development or commercialization efforts, in which event the development and commercialization of such product candidate could be delayed or terminated and our business could be substantially harmed. If we partner with a third party for development and commercialization of a product candidate, we can expect to relinquish some or all of the control of the future success of that product candidates to the third party. For example, we previously entered into a partnership with AbbVie for the development of cedirogant, which ended in October 2022 when AbbVie decided to stop the development of cedirogant following the analysis of a nonclinical toxicology study. In addition, we previously entered into a partnership with Boehringer Ingelheim for the development of new treatments for idiopathic pulmonary fibrosis, which ended in November 2019 following Boehringer Ingelheim’s decision to prioritize other products in its portfolio.

In addition, in September 2022, we entered into the CTTQ License Agreement, as amended in October 2024, to develop and commercialize lanifibranor under which we granted CTTQ an exclusive right (i) to develop, import, export, use, manufacture, offer for sale, promote, market, distribute, sell and otherwise commercialize any pharmaceutical product containing lanifibranor and (ii) to develop and manufacture lanifibranor within the CTTQ Territory, in exchange for an upfront payment upon signing of the agreement, certain payments upon the achievement of specified development, regulatory and commercial milestones and specified royalty rights, if approved. CTTQ joined our ongoing NATiV3 Phase 3 clinical trial evaluating lanifibranor in MASH and has initiated a Phase 1 clinical pharmacology study in parallel. In addition, in September 2023, we entered into the Hepalys License Agreement with Hepalys to develop and commercialize lanifibranor for the treatment of MASH in the Hepalys Territory. Hepalys will be responsible for conducting and financing all development trials in the Hepalys Territory needed to file for a new drug application in these territories. In the first quarter of 2025, Hepalys initiated the clinical development program of lanifibranor with the first dosing of the first participant in a Phase 1 trial in Japan in patients and healthy volunteers. If positive, this trial is expected to support the initiation of a dedicated pivotal trial in patients with MASH in the Hepalys Territory, which is planned to start once the results of NATiV3 are available.

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

We have relied upon and plan to continue to rely upon CROs to monitor and manage data for our pre-clinical and clinical programs. We rely on these parties for execution of our pre-clinical studies and clinical trials, and we control only certain aspects of their activities. We and our CROs also rely upon clinical sites and investigators for the performance of our clinical trials in accordance with the applicable protocols and applicable legal, regulatory and scientific standards. Nevertheless, we are responsible for ensuring that each of our studies and trials is conducted in accordance with the applicable protocol and applicable legal and regulatory requirements and scientific standards, and our reliance on CROs as well as clinical sites and investigators does not relieve us of our regulatory responsibilities. We, our CROs, as well as the clinical sites and investigators are required to comply with current GCPs, which are regulations and guidelines enforced by the FDA, the National Competent Authorities, or NCAs, of the Member States of the European Economic Area, or EEA, and comparable regulatory authorities for all of our products in clinical development.

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

If, for any reason, we were to experience an unexpected loss of supply of our product candidates or placebo or comparator drug used in certain of our clinical trials, whether as a result of manufacturing, supply or storage issues or otherwise, we could experience delays, disruptions, suspensions or terminations of, or be required to restart or repeat, any pending or ongoing clinical trials. We do not currently have, nor do we plan to acquire, the infrastructure or capability internally to manufacture our pre-clinical and clinical drug supplies and we lack the resources and the capability to manufacture lanifibranor, or any future product candidates, on a clinical or commercial scale. The facilities used by our contract manufacturers or other third-party manufacturers to manufacture our product candidates are subject to the FDA’s, the EMA’s, the NMPA’s and other comparable regulatory authorities’ pre-approval inspections that will be conducted after we submit our NDA to the FDA or the required approval documents to any other relevant regulatory authority. In addition, such facilities are subject to regulatory inspections and investigations in the ordinary course of business. We do not control the implementation of the manufacturing process of, and are completely dependent on, our contract manufacturers or other third-party manufacturers for compliance with the cGMPs for manufacture of both active drug substances and finished drug products. If our contract manufacturers or other third-party manufacturers cannot successfully manufacture material that conforms to applicable specifications and the strict regulatory requirements of the FDA, the EMA, the NMPA or others, or if the operations of such manufacturers are impacted by regulatory investigations, we will not be able to secure and/or maintain regulatory approvals for our products manufactured at these facilities. In addition, we have no control over the ability of our contract manufacturers or other third-party manufacturers to maintain adequate quality control, quality assurance and qualified personnel. If the FDA, the EMA, the NMPA or other comparable regulatory authority finds deficiencies at these facilities for the manufacture of our product candidates or if it withdraws any approval because of deficiencies at these facilities in the future, we may need to find alternative manufacturing facilities, which would significantly impact our ability to develop, obtain regulatory approval for or market our product candidates, if approved. Further, our agreements with our contract and other third-party manufacturers generally limit these parties’ liability to us and we therefore may not be able to obtain reimbursement for losses or damages that we incur as a result of actions by such parties.

We mainly rely on our manufacturers to purchase from third-party suppliers the materials necessary to produce our product candidates for our clinical trials. There are a limited number of suppliers for raw materials that we use to manufacture our drugs and there may be a need to assess alternate suppliers to prevent a possible disruption of the manufacture of the materials necessary to produce our product candidates for our clinical trials, and if approved, for commercial sale. We do not have any control over the process or timing of the acquisition of these raw materials by our manufacturers. Moreover, we currently do not have any agreements for the commercial production of these raw materials. Although we generally do not begin a clinical trial unless we believe we can access a sufficient supply of a product candidate to complete the clinical trial, any significant delay in the supply of a product candidate, or the raw material components thereof, for an ongoing clinical trial due to the need to replace a contract manufacturer or other third-party manufacturer could considerably delay completion of our clinical trials, product testing and potential regulatory approval of our product candidates. If our manufacturers or we are unable to purchase these raw materials after regulatory approval has been obtained for our product candidates, the commercial launch of our product candidates would be delayed or there would be a shortage in supply, which would impair our ability to generate revenues from the sale of our product candidates. Additionally, if we receive regulatory approval for our product candidates, we may experience unforeseen difficulties or challenges in the manufacture of our product candidates on a commercial scale compared to the manufacture for clinical purposes.

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

We may not realize the benefits expected through the partnerships with CTTQ and Hepalys, and the partnerships could have adverse effects on our business.

In September 2022, we entered into the CTTQ License Agreement, as amended in October 2024. The purpose of the CTTQ License Agreement is to develop and commercialize lanifibranor in the CTTQ Territory. Under the terms of the CTTQ License Agreement, CTTQ has the sole right and is solely responsible for all aspects of the commercialization of the licensed products in the territory, subject to regulatory approval. The CTTQ License Agreement provides that CTTQ will either join our ongoing NATiV3 Phase 3 clinical trial of lanifibranor in MASH or undertake an independent study. In connection with the license, CTTQ paid us an upfront payment and is obligated to make additional payments upon the achievement of certain development, regulatory and commercial milestones. In addition, subject to regulatory approval, CTTQ is obligated to pay to us tiered royalties based on incremental annual net sales by CCTQ. Concurrent with the Structured Financing, on October 11, 2024, we entered into the CTTQ Amendment to the CTTQ License Agreement, that replaced the development, regulatory and commercial milestones with milestones related to our ability to obtain financing and the publication of positive topline data for NATiV3. Under the terms of the CTTQ Amendment, the total amount of milestone payments payable under the CTTQ License Agreement remains unchanged, while the percentage of royalties that the Company is eligible to receive based on incremental annual net sales of licensed product has been reduced to the low single digits. There is no assurance that any of the outstanding milestones will be achieved or that we will receive any milestone payments or royalties in the future.

In September 2023, we announced that we had entered into the Hepalys License Agreement with Hepalys to develop and commercialize lanifibranor in the Hepalys Territory. Hepalys will be responsible for conducting and financing all development trials in the Hepalys Territory needed to file for a new drug application in these territories. In the first quarter of 2025, Hepalys initiated the clinical development program of lanifibranor with the first dosing of the first participant in a Phase 1 trial in Japan in patients and healthy volunteers. If positive, this trial is expected to support the initiation of a dedicated pivotal trial in patients with MASH in the Hepalys Territory, which is planned to start once the results of NATiV3 are available. In connection with the Hepalys License Agreement, Hepalys paid us an upfront payment and is obligated to make additional payments upon the achievement of certain development, regulatory and commercial milestones. In addition, subject to regulatory approval, Hepalys is obligated to pay to us tiered royalties based on net sales of lanifibranor in the Hepalys Territory. There is no assurance that any of the milestones will be achieved or that we will receive any milestone payments or royalties.

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

In addition, and particularly with respect to our partnership with CTTQ, adverse changes in the economic and political policies relating to China could have a material adverse effect on the expected benefits from this partnership. An escalation of trade tensions between the U.S. and China has resulted in trade restrictions that could harm our ability to participate in Chinese markets and numerous additional such restrictions have been threatened by both the Chinese and U.S. governments. We may find it impossible to comply with these or other conflicting regulations in the United States, EMEA, France and China, which could make it difficult or impossible to realize the benefits from this partnership with CTTQ. Sustained uncertainty about, or worsening of, current global economic conditions and further escalation of trade tensions between the U.S. and its trading partners, especially China, could result in a global economic slowdown and long-term changes to global trade, including retaliatory trade restrictions that could further restrict our activities in China. In addition, the Chinese economic, legal, and political landscape differs from other countries in many respects, including the level of government involvement and regulation, control of foreign exchange and allocation of resources, and uncertainty regarding the enforceability and scope of protection for contractual and intellectual property rights. The Chinese government has exercised and continues to exercise substantial control over the Chinese economy through regulation and state ownership. The laws, regulations and legal requirements in China are also subject to frequent changes and the exact obligations under and enforcement of laws and regulations are often subject to unpublished internal government interpretations and policies which makes it challenging to ascertain compliance with such laws and, at times, enforcement of agreements. Changes in political conditions in China and changes in the state of geopolitical relations are difficult to predict and could adversely affect the benefits under the CTTQ License Agreement.

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

As the manufacturing processes are scaled up, they may reveal manufacturing challenges or previously unknown impurities that could require resolution in order to proceed with our planned clinical trials and obtain regulatory approval for the commercial marketing of our products. In the future, we may identify manufacturing issues or impurities that could result in delays in the clinical program and regulatory approval for our products, increases in our operating expenses, or failure to obtain or maintain approval for our products. Our reliance on third-party manufacturers entails risks, including the following:

●	the inability to meet our product specifications, including product formulation, and quality requirements consistently;
●	a delay or inability to procure or expand sufficient manufacturing capacity;
●	manufacturing and product quality issues, including those related to scale-up of manufacturing;
●	costs and validation of new equipment and facilities required for scale-up;
●	a failure to comply with cGMPs and similar quality standards;
●	the inability to negotiate manufacturing agreements with third parties under commercially reasonable terms;
●	termination or nonrenewal of manufacturing agreements with third parties in a manner or at a time that is costly or damaging to us;
●	the reliance on a limited number of sources, and in some cases, single sources for key materials, such that if we are unable to secure a sufficient supply of these key materials, we will be unable to manufacture and sell our product candidates in a timely fashion, in sufficient quantities or under acceptable terms;
●	the lack of qualified backup suppliers for those materials that are currently purchased from a sole or single source supplier;
●	operations of our third-party manufacturers or suppliers could be disrupted by conditions unrelated to our business or operations, including the bankruptcy of the manufacturer or supplier;
●	disruption of the distribution of chemical supplies between the U.K. and EU;
●	carrier disruptions or increased costs that are beyond our control; and
●	the failure to deliver our products under specified storage conditions and in a timely manner.

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

Our commercial success depends on obtaining and maintaining proprietary rights to our product candidates, as well as successfully defending these rights against third party challenges. We will only be able to protect our product candidates and their uses from unauthorized use by third parties to the extent that valid and enforceable patents or effectively protected trade secrets, cover them.

Our ability to obtain patent protection for our product candidates and other compounds is uncertain due to a number of factors, including:

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

In addition to contractual measures, we try to protect the confidential nature of our proprietary information using physical and technological security measures. Such measures may not, for example, in the case of misappropriation of a trade secret by an employee or third party with authorized access, provide adequate protection for our proprietary information. Our security measures may not prevent an employee or consultant from misappropriating our trade secrets and providing them to a competitor, and recourse we take against such misconduct may not provide an adequate remedy to protect our interests fully. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret can be difficult, expensive, and time-consuming, and the outcome is unpredictable. In addition, courts outside the United States may be less willing to protect trade secrets, with protection varying across Europe and in other countries. Trade secrets may be independently developed by others in a manner that could prevent legal recourse by us. If any of our confidential or proprietary information, such as our trade secrets, were to be disclosed or misappropriated, or if any such information were independently developed by a competitor, our competitive position could be harmed.

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

There is significant litigation in the pharmaceutical industry regarding patent and other intellectual property rights. While we are not currently subject to any pending intellectual property litigation, and are not aware of any such threatened litigation, we may be exposed to future litigation by third parties based on claims that our product candidates, technologies or activities infringe the intellectual property rights of others. If our development activities are found to infringe any such intellectual property rights, we may have to pay significant damages or seek licenses to such rights. For example, a patentee could prevent us from making, using, selling or offering to sell our drug or composition that is covered by the claims of the patentee’s patent. We may need to resort to litigation to enforce a patent issued to us, to protect our trade secrets, or to determine the scope and validity of third-party proprietary rights. From time to time, we may hire scientific personnel or consultants formerly employed by other companies involved in one or more areas similar to the activities conducted by us. Either we or these individuals may be subject to allegations of trade secret misappropriation or other similar claims as a result of prior affiliations. Even if we are successful in these proceedings, we may incur substantial costs and divert management’s time and attention in pursuing these proceedings, which could have a material adverse effect on us. If we are unable to avoid infringing the rights of others, we may be required to seek a license, defend an infringement action or challenge the validity of such rights in court, or redesign our products. Patent and other intellectual property litigation is costly and time consuming. We may not have sufficient resources to bring these actions to a successful conclusion. Any adverse ruling or perception of an adverse ruling in defending ourselves against these claims could have a material adverse impact on our cash position and the price of our ordinary shares or ADSs. Any legal action against us or our partners could lead to:

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

Our registered or unregistered trademarks or trade names may be challenged, infringed, circumvented, declared generic, or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names, which we need to build name recognition by potential partners or customers in our markets of interest. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected. In addition, some of our trademarks may conflict with trademarks of others. In the event of a conflict, a third party could bring claims against us that could cause us to incur substantial expenses or restrict our ability to use certain marks. Any of the foregoing could have an adverse effect on our business.

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

We may not be able to attract or retain qualified management and scientific personnel in the future due to the intense competition for a limited number of qualified personnel among biopharmaceutical, biotechnology, pharmaceutical and other businesses and the risk of departures or recruitment difficulties may be increased following the announcement of our 2025 Pipeline Prioritization Plan, which includes expanding our lanifibranor program team to prepare for potential filings for marketing approval and, if approved, the subsequent commercialization of lanifibranor for patients with MASH, and reducing our overall current workforce by approximately 50%. Many of the other pharmaceutical companies that we compete against for qualified personnel have greater financial and other resources, different risk profiles and a longer history in the industry than we do. They also may provide more diverse opportunities and better chances for career advancement. Some of these characteristics may be more appealing to high quality candidates than what we have to offer. If we are unable to continue to attract and retain high quality personnel, the rate and success at which we can develop and commercialize product candidates will be limited.

If we fail to manage our growth effectively, our ability to develop and commercialize products could suffer.

In order to focus on lanifibranor and rationalize its expenses, we informed the representatives of our Worker’s Council of our 2025 Pipeline Prioritization Plan to focus exclusively on the development of lanifibranor, to expand the lanifibranor program team to prepare for potential filings for marketing approval and, if approved, the subsequent commercialization of lanifibranor for patients with MASH and to stop all pre-clinical research activities related to pre-clinical programs, including the termination of the YAP-TEAD and NR4A1 programs. This plan includes reducing our overall current workforce by approximately 50% and is expected to be implemented in the second quarter of 2025, subject to negotiations with our Worker’s Council.

We expect that if lanifibranor continues to progress in development, and we continue to build our development, medical and commercial organizations, we will require significant additional investment in personnel, management and resources supporting our lanifibranor program. Our ability to achieve our research, development and commercialization objectives depends on our ability to respond effectively to these demands and to right-size our internal organization, systems, controls and facilities to accommodate additional anticipated needs. In addition, the risk of departures or difficulties in recruiting qualified employees may have increased following the announcement of the 2025 Pipeline Prioritization Plan. If we are unable to manage our potential growth effectively, our business could be harmed and our ability to execute our business strategy could suffer.

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

In particular, we are subject to the Foreign Corrupt Practices Act, or FCPA, and similar anti-bribery or anti-corruption laws, regulations or rules of other countries in which we operate, including the U.K. Bribery Act. The FCPA generally prohibits offering, promising, giving, or authorizing others to give anything of value, either directly or indirectly, to a non-U.S. government official in order to influence official action, or otherwise obtain or retain business. The FCPA also requires public companies to make and keep books and records that accurately and fairly reflect the transactions of the corporation and to devise and maintain an adequate system of internal accounting controls. Our business is heavily regulated and therefore involves significant interaction with public officials, including officials of non-U.S. governments. Additionally, in many other countries, the health care providers who prescribe pharmaceuticals are employed by their government, and the purchasers of pharmaceuticals are government entities; therefore, our dealings with these prescribers and purchasers are subject to regulation under the FCPA. There is no certainty that all of our employees, agents, contractors, or partners, or those of our affiliates, will comply with all applicable laws and regulations, particularly given the high level of complexity of these laws. Violations of these laws and regulations could result in significant administrative, civil and criminal fines and sanctions against us, our officers, or our employees, the closing down of our facilities, requirements to obtain export licenses, cessation of business activities in sanctioned countries, exclusion from participation in federal healthcare programs including Medicare and Medicaid, implementation of compliance programs, integrity oversight and reporting obligations, and prohibitions on the conduct of our business. Any such violations could include prohibitions on our ability to offer our products in one or more countries and could materially damage our reputation, our brand, our international expansion efforts, our ability to attract and retain employees, and our business, prospects, operating results and financial condition.

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

We and the third parties with whom we work are subject to stringent and changing U.S. and foreign laws, regulations, and rules, contractual obligations, industry standards, policies and other obligations related to privacy, data security, and data protection. Our or our third parties’ actual or perceived failure to comply with such obligations could lead to regulatory investigations or actions; litigation (including class claims) and mass arbitration demands; fines and penalties; disruptions of our business operations; reputational harm; loss of revenue or profits; loss of customers or sales; and other adverse business consequences.

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

In the United States, federal, state, and local governments have enacted numerous data privacy and security laws, including federal health information privacy laws, state data breach notification laws, state health information privacy laws, consumer protection laws (e.g., Section 5 of the Federal Trade Commission Act) and other similar laws (e.g., wiretapping laws). Numerous U.S. states have enacted comprehensive privacy laws that impose certain obligations on covered businesses, including providing specific disclosures in privacy notices and affording residents with certain rights concerning their personal data. As applicable, such rights may include the right to access, correct, or delete certain personal data, and to opt-out of certain data processing activities, such as targeted advertising, profiling, and automated decision-making. The exercise of these rights may impact our business and ability to provide our products and services. Certain states also impose stricter requirements for processing certain personal data, including sensitive information, such as conducting data privacy impact assessments. These state laws allow for statutory fines for noncompliance. For example, the California Consumer Privacy Act of 2018, as amended by the California Privacy Rights Act of 2020, or CPRA, or collectively the CCPA, applies to personal data of consumers, business representatives, and employees who are California residents, and requires businesses to provide specific disclosures in privacy notices and honor requests of such individuals to exercise certain privacy rights. The CCPA provides for fines for noncompliance and allows private litigants affected by certain data breaches to recover significant statutory damages. Similar comprehensive privacy laws have been passed or are being considered in several other states, as well as at the federal and local levels, and we expect more states to pass similar laws in the future. Although the CCPA and other states exempt some data processed in the context of clinical trials as well as protected health information under the Health Insurance Portability and Accountability Act of 1996, or HIPAA, these developments may further complicate compliance efforts and may increase legal risk and compliance costs for us and the third parties upon whom we rely.

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

Outside the United States, an increasing number of laws, regulations, and industry standards govern data privacy and security. For example, the European Union’s General Data Protection Regulation, or EU GDPR, the United Kingdom’s GDPR, or UK GDPR, Brazil’s General Data Protection Law (Lei Geral de Proteção de Dados Pessoais, or LGPD) (Law No. 13,709/2018), and China’s Personal Information Protection Law, or PIPL, impose strict requirements for processing personal data.

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

Potential pecuniary fines for noncompliance with the EU and UK GDPR include fines of up to the greater of €20 million/£17.5 million or 4% of the total worldwide annual turnover of the preceding financial year. In addition to administrative fines, a wide variety of other potential enforcement powers are available to competent supervisory authorities to investigate potential and suspected violations of the EU and UK GDPR, including audit and inspection rights, and powers to impose a temporary or definitive limitation, including a ban on processing of personal data. The EU and UK GDPR also confer a right of action on data subjects to lodge complaints with supervisory authorities and obtain compensation for damages resulting from non-compliance with the EU or UK GDPR. Under the EU GDPR, companies may face private litigation related to processing of personal data brought by classes of data subjects or consumer protection organizations authorized at law to represent their interests. The EU and UK GDPR have increased our responsibility and liability in relation to personal data that we process, and we may be required, and in certain cases have been required, to put in place additional potential mechanisms to address compliance with the EU and UK data protection rules.

In Europe, the Network and Information Security Directive, or NIS2, aims to improve the resilience and incident response capabilities of entities operating in a number of sectors, including the health sector. Non-compliance with NIS2, if determined to be applicable to us, may lead up to administrative fines of a maximum of €10 million or up to 2% of the total worldwide turnover of the preceding financial year.

As we are established in France, our conduct of clinical trials is subject to specific provisions of the Act No. 78-17 of January 6, 1978 on Information Technology, Data Files and Civil Liberties, as amended, and in particular Section 3 of the Chapter III of the Title II relating to the processing of personal data in the health sector. These provisions require, among others, the filing of compliance undertakings with “standard methodologies” adopted by the French Data Protection Authority, or CNIL, or, if not complying, obtaining a specific authorization from the CNIL.

In addition to data privacy and security laws, we are contractually subject to industry standards adopted by industry groups and, we are, and may become subject to such obligations in the future. We are also bound by contractual obligations related to data privacy and security, and our efforts to comply with such obligations may not be successful. For example, certain privacy laws, such as the GDPR and the CCPA, require our customers to impose specific contractual restrictions on their service providers. Our contracts may not contain limitations of liability, and even where they do, there can be no assurance that limitations of liability in our contracts are sufficient to protect us from liabilities, damages, or claims related to our data privacy and security obligations.

We publish privacy policies, marketing materials and other statements regarding data privacy and security. Regulators in the United States are increasingly scrutinizing these statements, and if these policies, materials or statements are found to be deficient, lacking in transparency, deceptive, unfair, misleading, or misrepresentative of our practices, we may be subject to investigation, enforcement actions by regulators or other adverse consequences.

Obligations related to data privacy and security (and consumers’ data privacy expectations) are quickly changing, becoming increasingly stringent, and creating uncertainty. Additionally, these obligations may be subject to differing applications and interpretations, which may be inconsistent or conflict among jurisdictions. Compliance with data privacy and security obligations requires us to devote significant resources, which may necessitate, and in certain cases has necessitated, changes to our services, information technologies, systems, and practices and to those of any third parties that process personal data on our behalf.

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

Healthcare providers, physicians and third-party payors will play a primary role in the recommendation and prescription of any future drug candidates we may develop and any drug candidates for which we obtain marketing approval. Our current and future arrangements with healthcare providers, physicians, third-party payors and customers may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may affect the business or financial arrangements and relationships through which we would market, sell and distribute our products. Even though we do not and will not control referrals of healthcare services or bill directly to Medicare, Medicaid or other third-party payors, federal and state healthcare laws and regulations pertaining to fraud and abuse and patients’ rights are and will be applicable to our business. The laws that may affect our ability to operate include, but are not limited to:

●	The federal Anti-Kickback Statute, which prohibits any person or entity from, among other things, knowingly and willfully soliciting, receiving, offering or paying any remuneration, directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of an item or service reimbursable, in whole or in part, under a federal healthcare program, such as the Medicare and Medicaid programs. The term “remuneration” has been broadly interpreted to include anything of value. The federal Anti-Kickback Statute has also been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers, and formulary managers on the other hand. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution.
●	Federal civil and criminal false claims laws, such as the False Claims Act, or FCA, which can be enforced by private citizens through civil qui tam actions and civil monetary penalty laws, prohibit individuals or entities from, among other things, knowingly presenting, or causing to be presented, false, fictitious or fraudulent claims for payment of federal funds, and knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim to avoid, decrease or conceal an obligation to pay money to the federal government. For example, pharmaceutical companies have been prosecuted under the FCA in connection with their alleged off-label promotion of drugs, purportedly concealing price concessions in the pricing information submitted to the government for government price reporting purposes, and allegedly providing free product to customers with the expectation that the customers would bill federal health care programs for the product. In addition, a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the FCA. As a result of a modification made by the Fraud Enforcement and Recovery Act of 2009, a claim includes “any request or demand” for money or property presented to the U.S. government. In addition, manufacturers can be held liable under the FCA even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims.
●	HIPAA, among other things, imposes criminal liability for executing or attempting to execute a scheme to defraud any healthcare benefit program, including private third-party payors, knowingly and willfully embezzling or stealing from a healthcare benefit program, willfully obstructing a criminal investigation of a healthcare offense, and creates federal criminal laws that prohibit knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement or representation, or making or using any false writing or document knowing the same to contain any materially false, fictitious or fraudulent statement or entry in connection with the delivery of or payment for healthcare benefits, items or services.
●	HIPAA, as amended by HITECH, and their implementing regulations, which impose privacy, security and breach reporting obligations with respect to individually identifiable health information upon entities subject to the law, such as health plans, healthcare clearinghouses and certain healthcare providers, known as covered entities, and their respective business associates and their subcontractors that perform services for them that involve individually identifiable health information. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in U.S. federal courts to enforce HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions.
●	Federal and state consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers.

●	The federal transparency requirements under the Physician Payments Sunshine Act, created under the Affordable Care Act, which requires, among other things, certain manufacturers of drugs, devices, biologics and medical supplies reimbursed under Medicare, Medicaid, or the Children’s Health Insurance Program to report to the Concerned Member States, or CMSs, information related to payments and other transfers of value provided to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), other healthcare professionals (such as physician assistants and nurse practitioners), and teaching hospitals, as well as information regarding ownership and investment interests held by such physicians and their immediate family members.
●	State and foreign law equivalents of each of the above federal laws, such as anti-kickback and false claims laws, that may impose similar or more prohibitive restrictions, and may apply to items or services reimbursed by non-governmental third-party payors, including private insurers.
●	State and foreign laws that require pharmaceutical companies to implement compliance programs, comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, or to track and report gifts, compensation and other remuneration provided to physicians and other health care providers, marketing expenditures and/or drug pricing, state and local laws that require the registration of pharmaceutical sales representatives and other federal, state and foreign laws that govern the privacy and security of health information or personally identifiable information in certain circumstances, including state health information privacy and data breach notification laws which govern the collection, use, disclosure, and protection of health-related and other personal information, many of which differ from each other in significant ways and often are not pre-empted by HIPAA, thus requiring additional compliance efforts.

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

We must maintain effective internal control over financial reporting in order to accurately and timely report our results of operations and financial condition. In addition, as a public company in the United States, Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, requires, among other things, that we assess the effectiveness of our disclosure controls and procedures annually and the effectiveness of our internal control over financial reporting at the end of each fiscal year. We are required to perform system and process evaluation and testing of our internal control over financial reporting to allow our management to report on the effectiveness of our internal control over financial reporting. However, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. We will incur substantial additional professional fees and internal costs to expand our accounting and finance functions in addition to expending significant management efforts.

The rules governing the standards that must be met for our management to assess our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act are complex and require significant documentation, testing and possible remediation. These stringent standards require that our audit committee be advised and regularly updated on management’s review of internal control over financial reporting. We have designed, our internal control over financial reporting in order to comply with this obligation. This process is time-consuming, costly and complicated. In addition, our independent registered public accounting firm will be required to attest to the effectiveness of our internal controls over financial reporting beginning with our next annual report for the financial year ending December 31, 2025. Our management may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements that will be applicable to us as a public company in the United States. If we fail to staff our accounting and finance function adequately or maintain internal control over financial reporting adequate to meet the demands that are placed upon us as a public company in the United States, including the requirements of the Sarbanes-Oxley Act, our business and reputation may be harmed and the price of our ordinary shares or ADSs may decline.

Furthermore, investor perceptions of us may be adversely affected, which could cause a decline in the market price of our ordinary shares or ADSs.

If our data or our information technology systems, or those of third parties with whom we work, are or were compromised, we could experience adverse consequences resulting from such compromise, including but not limited to regulatory investigations or actions; litigation; fines and penalties; disruptions of our business operations; reputational harm; loss of revenue or profits; loss of customers or sales; and other adverse consequences.

In the ordinary course of our business, we process sensitive information.

Cyberattacks, malicious internet-based activity, and online and offline fraud are prevalent and continue to increase. These threats are becoming increasingly difficult to detect. These threats come from a variety of sources, including traditional computer “hackers,” threat actors, personnel (such as through theft or misuse), sophisticated nation-states, and nation-state-supported actors. We and the third parties upon which we rely are subject to a variety of evolving threats, including but not limited to social-engineering attacks (including through deep fakes, which may be increasingly more difficult to identify as fake, and phishing attacks), malicious code (such as viruses and worms), malware (including as a result of advanced persistent threat intrusions), denial-of-service attacks credential stuffing, credential harvesting, personnel misconduct or error, ransomware attacks, supply-chain attacks, software bugs, server malfunctions, software or hardware failures, loss of data or other information technology assets, adware, attacks enhanced or facilitated by AI, telecommunications failures, earthquakes, fires, floods, and other similar threats. Ransomware attacks, including by organized criminal threat actors, nation-states, and nation-state-supported actors, are becoming increasingly prevalent and severe and can lead to significant interruptions in our operations, loss of data and income, reputational harm, and diversion of funds. Extortion payments may alleviate the negative impact of a ransomware attack, but we may be unwilling or unable to make such payments due to, for example, applicable laws or regulations prohibiting such payments. Similarly, supply-chain attacks have increased in frequency and severity, and we cannot guarantee that third parties and infrastructure in our supply chain or our third-party partners’ supply chains have not been or will not be compromised. Some actors now engage and are expected to continue to engage in cyber-attacks, including without limitation nation-state actors for geopolitical reasons and in conjunction with military conflicts and defense activities. During times of war and other major conflicts, we or the third parties upon which we rely may be vulnerable to a heightened risk of these attacks, including retaliatory cyber-attacks, that could materially disrupt our systems and operations, supply chain, and ability to conduct our clinical trials.

Remote work has increased risks to our information technology systems and data, as our employees work from home, utilizing network connections outside our premises.

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

We rely upon third-party service providers and technologies to operate critical business systems to process sensitive information in a variety of contexts, including, without limitation, third-party providers of cloud-based infrastructure, encryption and authentication technology, employee email, and other functions. Our ability to monitor these third parties’ information security practices is limited, and these third parties may not have adequate information security measures in place. If our third-party service providers experience a security incident or other interruption, which has occurred in the past, we could experience adverse consequences. While we may be entitled to damages if our third-party service providers fail to satisfy their privacy or security-related obligations to us, any award may be insufficient to cover our damages, or we may be unable to recover such award.

While we have implemented security measures designed to protect against cybersecurity incidents, there can be no assurance that these measures will be effective. We take steps designed to detect, mitigate, and remediate vulnerabilities in our information systems (such as our hardware and/or software, including that of third parties upon which we rely). We have not always and may not in the future, however, detect or remediate all such vulnerabilities in our information technology systems (including our products) including on a timely basis. Further, we have in the past and may in the future experience delays in developing and deploying remedial measures and patches designed to address identified vulnerabilities. Vulnerabilities could be exploited and result in a security incident. For example, in November 2021, a malicious third party exploited a vulnerability in our email server and gained unauthorized access to our email environment. The vulnerability has been remediated. While this incident did not impact any personal or proprietary data, we voluntarily notified the Commission nationale de l’informatique et des libertés (CNIL). Any security incident, claim or investigation may result in litigation and potential liability for us, damage our brand and reputation, in our incurring significant external and internal legal and advisory costs, as well as the diversion of management’s attention from the operation of our business or could otherwise harm our business.

Any of the foregoing threats (or similar threats) could cause a security incident or other interruption. A security incident or other interruption could result in unauthorized, unlawful, or accidental acquisition, modification, destruction, loss, alteration, encryption, disclosure of, or access to our sensitive information. A security incident or other interruption could disrupt our ability (and that of third parties upon whom we rely) to conduct our clinical trials and operate our business. We may expend significant resources or modify our business activities (including our clinical trial activities) to try to protect against security incidents. Certain data privacy and security obligations require us to implement and maintain certain security measures, industry-standard or reasonable security measures to protect our information technology systems and sensitive information.

In addition, with respect to any future incidents, applicable data privacy and security obligations may require us to notify relevant stakeholders, including affected individuals, customers, regulators, and investors, of security incidents. Such disclosures are costly, and the disclosures or the failure to comply with such requirements could lead to adverse consequences. If we (or a third party upon whom we rely) experience a security incident or are perceived to have experienced a security incident, we may experience, and in certain cases have experienced, adverse consequences. These consequences may include: government enforcement actions (for example, investigations, fines, penalties, audits, and inspections); additional reporting requirements and/or oversight; restrictions on processing sensitive information (including personal data); litigation (including class claims); indemnification obligations; negative publicity; reputational harm; monetary fund diversions; diversion of management attention; interruptions in our operations (including availability of data); financial loss; and other similar harms. Further, the loss of product development or clinical trial data could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any security incident results in a loss of, or damage to, our sensitive information or applications, or inappropriate disclosure of sensitive information, we could incur liability and our development programs and the development of our product candidates could be delayed.

In addition to experiencing a security incident, third parties may gather, collect, or infer sensitive information about us from public sources, data brokers, or other means that reveals competitively sensitive details about our organization and could be used to undermine our competitive advantage or market position. Additionally, sensitive information of the Company could be leaked, disclosed, or revealed as a result of or in connection with our employee’s, personnel’s, or vendor’s use of generative AI technologies.

We are subject to governmental export and import controls and economic and trade sanction regimes that could limit our ability to operate our business and subject us to liability if we are not in compliance with applicable laws.

We are subject to export control and import laws and regulations and various economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Controls. Exports of our product candidates must be made in compliance with these laws and regulations. Compliance with applicable regulatory requirements regarding the export of our products may create delays in the introduction of our products in international markets or, in some cases, prevent the export of our products to some countries altogether. Furthermore, U.S. export control laws and economic sanctions prohibit the provision of certain products and services to countries, governments and persons targeted by U.S. sanctions. If we fail to comply with these laws and regulations, we and certain of our employees could be subject to substantial civil or criminal penalties, including the possible loss of export or import privileges; fines, which may be imposed on us and responsible employees or managers; and, in extreme cases, the incarceration of responsible employees or managers.

In addition, changes in our product candidates or changes in applicable export or import laws and regulations may create delays in the introduction or provision of our product candidates in other jurisdictions, prevent others from using our product candidates or, in some cases, prevent the export or import of our product candidates to certain countries, governments or persons altogether. Any limitation on our ability to export or provide our product candidates could adversely affect our business, financial condition and results of operations. U.S. or other jurisdictions’ sanctions on Russia and Belarus as a result of the conflict between Russia and Ukraine may impact our ability to continue activities. For example, in 2022, we determined to close trial sites located in Ukraine and Russia due to the Russian invasion in Ukraine for our NATiV3 trial, which, together with higher than originally projected screen failure rate resulting in slower than anticipated enrollment rate, contributed to a delay in patient enrollment.

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

We face significant operational risks as a result of doing business internationally, such as:

●	fluctuations in foreign currency exchange rates;
●	differing payor reimbursement regimes, governmental payors or patient self-pay systems and price controls;
●	potentially adverse and/or unexpected tax consequences, including penalties due to the failure of tax planning or due to the challenge by tax authorities on the basis of transfer pricing and liabilities imposed from inconsistent enforcement;
●	potential changes to the accounting standards, which may influence our financial situation and results;
●	becoming subject to the different, complex and changing laws, regulations and court systems of multiple jurisdictions and compliance with a wide variety of foreign laws, treaties and regulations;
●	changes in a specific country’s or region’s political or economic conditions;
●	reduced protection of, or significant difficulties in enforcing, intellectual property or contractual rights in certain countries;
●	difficulties in attracting and retaining qualified personnel;
●	restrictions imposed by local labor practices and laws on our business and operations, including unilateral cancellation or modification of contracts;
●	rapid changes in global government, economic and political policies and conditions, political or civil unrest or instability, terrorism or epidemics and other similar outbreaks or events, and potential failure in confidence of our suppliers or customers due to such changes or events;
●	economic weakness, including inflation, or political instability;
●	business interruptions resulting from geo-political actions, including war and terrorism, or natural disasters including earthquakes, typhoons, floods and fires; and
●	tariffs (including tariffs that have been or may in the future be imposed by the United States or other countries), trade protection measures, import or export licensing requirements, trade embargoes and other trade barriers (including further legislation or actions taken by the United States or other countries that restrict trade), and protectionist or retaliatory measures taken by the United States or other countries.

For example, the U.S. government recently announced new tariffs on imported products from the European Union. As we manufacture our drug in the European Union, the import of clinical and, if approved, commercial supply of our products into the United States could be impacted to the extent any such tariffs are imposed and applicable to pharmaceutical products. The impact of such tariffs would be subject to a number of factors, including the effective date and duration of such tariffs, changes in the amount, scope and nature of the tariffs in the future, any retaliatory responses to such actions that the target countries may take and any mitigating actions that may become available. Tariffs on our products would increase our cost of importing clinical and commercial product into the United States, which would increase the costs of conducting clinical trials in the United States and, if approved, the cost of revenue from sale of therapies and reduce our margins on the sale of our products.

Additionally, in February 2022, Russia invaded Ukraine. The invasion of Ukraine and the retaliatory measures and sanctions that have been taken, or could be taken in the future, by the United States, NATO, and other countries have created global security concerns that could result in a regional conflict and otherwise have a lasting impact on regional and global economies, any or all of which could disrupt our supply chain and adversely affect our ability to conduct ongoing and future clinical trials of our product candidates, including our ongoing NATiV3 Phase 3 clinical trial for lanifibranor. For example, in 2022, we determined to close trial sites located in Ukraine and Russia for our NATiV3 clinical trial of lanifibranor due to the Russian invasion in Ukraine, which, together with higher than originally projected screen failure rate, resulted in slower than anticipated enrollment rate and contributed to a delay in patient enrollment. In addition, the conflict in the Middle East, including with respect to some clinical trial sites in Israel for the NATiV3 trial, could impact our company and our trial sites in Israel.

If we are unable to use tax loss carryforwards and/or tax credits to reduce future taxable income or benefit from favorable tax legislation, our business, results of operations and financial condition may be adversely affected.

As of December 31, 2024, we had cumulative carry forward tax losses of €516.2 million in France. These are available to carry forward and offset against future taxable income for an indefinite period in France. If we are unable to use tax loss carryforwards to reduce future taxable income, our business, results of operations and financial condition may be adversely affected. In France, the use of these carry forward tax losses is capped at €1 million annually, plus 50% of the fraction of profits exceeding this limit. The unutilized balance of these tax losses can be carried forward to subsequent years and set-off under the same conditions without any time limits. However, it is possible that future fiscal changes could limit our ability to utilize the balance of any tax loses, which could adversely affect our results.

As a company active in research and development in France, we have benefited from certain research and development incentives including, for example, the French research tax credit (credit d’impôt recherche), or CIR. These tax credits can be used to offset French corporate income tax due. The excess portion beyond that used to offset corporate income tax due is generally refunded in cash at the end of a three-year fiscal period; however, as long as we are considered a small or medium-sized entity (petite ou moyenne entreprise) in France, the CIR tax credit is refundable in the fiscal year after it is generated, provided that we comply with eligibility requirements. The research and development incentives are calculated based on the amount of eligible research and development expenditures. The French CIR tax credit amounted to €4.9 million for the year ended December 31, 2024.

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

Furthermore, if the French government decides to eliminate, or reduce the scope or the rate of, the research and development incentive benefit, either of which it could decide to do at any time, our results of operations could be adversely affected. For example, the French Finance Act for 2025 reduced expenses that are eligible under the CIR regime. Moreover, the tax authorities may reconsider the methods used by us to calculate research and development expenditure in order to determine the amount of the tax credit.

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

The requirements of being a public company in the United States may strain our resources and divert management’s attention.

We are required to comply with various corporate governance and financial reporting requirements under the Sarbanes-Oxley Act, the Securities and Exchange Act of 1934, as amended, or the Exchange Act, and the rules and regulations adopted by the Securities and Exchange Commission and the Public Company Accounting Oversight Board. Further, compliance with various regulatory reporting requires significant commitments of time from our management and our directors, which reduces the time available for the performance of their other responsibilities. Our failure to track and comply with the various rules may materially adversely affect our reputation, ability to obtain the necessary certifications to financial statements, lead to additional regulatory enforcement actions, and could adversely affect the value of our ordinary shares or ADSs.

Our 2025 Pipeline Prioritization Plan and the associated workforce reduction may not result in anticipated cost savings, could result in total costs and expenses that are greater than expected and could disrupt our business.

In February 2025, we informed the representatives of our Worker’s Council of our 2025 Pipeline Prioritization Plan, which includes exclusively focusing on the development of lanifibranor, to expand the lanifibranor program team to prepare for potential filings for marketing approval and, if approved, the subsequent commercialization of lanifibranor for patients with MASH, to stop all pre-clinical research activities related to pre-clinical programs, including the termination of the YAP-TEAD and NR4A1 programs, and, as a result, reducing our overall current workforce by approximately 50%. We are currently negotiating the plan and its implementation with our Worker’s Council. The implementation of the 2025 Pipeline Prioritization Plan will also involve the French DREETS (Regional Department for the Economy, Employment, Labor and Solidarity), which has the option to reject any agreement we may make with our Worker’s Council or to make proposals for improvements. If the 2025 Pipeline Prioritization Plan is not implemented under the expected conditions, on the expected timing, or at all, this could have a material adverse effect on our business, results, financial situation and development prospects.

In addition, the implementation of the 2025 Pipeline Prioritization Plan could give rise to strikes, work stoppages or other labor actions that may affect our operations and to litigation with the affected employees. Such actions, including potential litigation, may divert our management from their day-to-day activities and, and require us to spend significant time and resources. If these claims are successful, they can adversely affect our business and operating results.

Finally, we may not realize, in full or in part, the anticipated benefits, savings and improvements in our operating structure from our 2025 Pipeline Prioritization Plan due to unforeseen difficulties, delays or unexpected costs. If we are unable to realize the expected operational efficiencies and cost savings from the plan, our results of operation and financial condition would be adversely affected. Furthermore, our 2025 Pipeline Prioritization Plan may be disruptive to our operations. For example, our workforce reductions could yield unanticipated consequences, such as attrition beyond planned staff reductions, increased difficulties in our day-to-day operations and reduced employee morale. If employees who were not affected by the reduction in force seek alternate employment, this could result in us seeking contract support which may result in unplanned additional expense or harm our productivity. Our workforce reductions could also harm our ability to attract and retain qualified management, scientific and clinical personnel who are critical to our business. Any failure to attract or retain qualified personnel could prevent us from successfully developing lanifibranor or potential product candidates in the future.

Risks Related to Ownership of our Ordinary Shares and ADSs

The market price of our equity securities may be volatile, and purchasers of our ordinary shares or ADSs or could incur substantial losses.

The market price for our ordinary shares and ADSs may be volatile. From January 1, 2024 to April 11, 2025, the closing price of our ADSs ranged from a high of $4.69 to a low of $1.65 per ADS. The stock market in general and the market for biopharmaceutical companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may not be able to sell their ordinary shares or ADSs at or above the price originally paid for the security. The market price for our ordinary shares and ADSs may be influenced by many factors, including:

●	actual or anticipated fluctuations in our financial condition and operating results;
●	actual or anticipated changes in our growth rate relative to our competitors;
●	competition from existing products or new products that may emerge;
●	announcements by us, our partners or our competitors of significant acquisitions, strategic partnerships, joint ventures, partnerships, or capital commitments;
●	our ability to enter into a partnership with a third party for the development and commercialization of odiparcil;
●	the amount and timing of any regulatory and commercial milestone payments or royalty payments, for lanifibranor under the CTTQ License Agreement and the Hepalys License Agreement;
●	failure to meet or exceed financial estimates and projections of the investment community or that we provide to the public;
●	issuance of new or updated research or reports by securities analysts;
●	fluctuations in the valuation of companies perceived by investors to be comparable to us;
●	share price and volume fluctuations attributable to inconsistent trading volume levels of our shares;
●	market manipulation, including coordinated buying or selling activities;
●	additions or departures of key management or scientific personnel;
●	disputes or other developments related to proprietary rights, including patents, litigation matters, and our ability to obtain patent protection for our technologies;
●	changes to coverage policies or reimbursement levels by commercial third-party payors and government payors and any announcements relating to coverage policies or reimbursement levels;
●	announcement or expectation of additional debt or equity financing efforts;
●	sales of our ordinary shares or ADSs by us, our insiders or our other shareholders; and
●	general economic and market conditions.

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

We sometimes estimate for planning purposes the timing of the accomplishment of various scientific, clinical, regulatory and other product development objectives. These milestones may include our expectations regarding the commencement or completion of scientific studies, clinical trials, the submission of regulatory filings, or commercialization objectives. From time to time, we may publicly announce the expected timing of some of these milestones, such as the completion of an ongoing clinical trial, the receipt of data from a clinical trial, the initiation of other clinical programs, receipt of marketing approval, or a commercial launch of a product. For example, the results of the investigator-initiated Phase 2 clinical trial evaluating lanifibranor in NAFLD and T2D were announced in June 2023, as opposed to the first half of 2022 as initially expected, because recruitment and screening of new patients for the trial was temporarily suspended due to the COVID-19 pandemic.

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

In accordance with French law, double voting rights automatically attach to each ordinary share of companies listed on a regulated market (such as the Euronext Paris, where our ordinary shares are listed) that is held of record in the name of the same shareholder for a period of at least two years, except as otherwise set forth in a company’s bylaws. Our bylaws do not exclude such double voting rights. However, under French law, ordinary bearer shares in the form of ADSs are not eligible for double voting rights. To our knowledge, among our shareholders who hold ordinary shares to which are attached double voting rights, are Frédéric Cren, our Chief Executive Officer, and Pierre Broqua, our Deputy Chief Executive Officer and Chief Scientific Officer. Double voting rights attach to the 5,612,224 ordinary shares held by Frédéric Cren, and to the 3,882,500 ordinary shares held by Pierre Broqua, as of March 1, 2025. Given the double voting rights per share attributed to ordinary shares held by Mr. Cren and Dr. Broqua, Mr. Cren and Dr. Broqua together beneficially own approximately 10% of our outstanding ordinary shares (including ordinary shares underlying ADSs), but control approximately 18% of the voting rights of our outstanding share capital as of March 1, 2025. As a result, Mr. Cren and Dr. Broqua, if they act together, have a significant influence over all matters that require approval by our shareholders, such as the election of directors and approval of significant corporate transactions. Such corporate action might be taken even if many other shareholders oppose them. This concentration of ownership might also have the effect of delaying or preventing a change of control of our company that other shareholders may view as beneficial. As a member of our Board of Directors, Mr. Cren has a duty to act without self-interest, on a well-informed basis and to not make any decision against our corporate interest (intérêt social) considering the interests of our shareholders, employees and other stakeholders as a whole. However, as shareholders, Mr. Cren and Dr. Broqua are entitled to vote their shares in their own interests, which may not always be in the interests of our shareholders generally. In addition, Mr. Cren and Dr. Broqua have the ability to control the management and major strategic investments of our company as a result of their positions as our Chief Executive Officer and Deputy Chief Executive Officer and Chief Scientific Officer, respectively.

Further, our executive officers, directors, current 5% or greater shareholders and affiliated entities, including BVF Partners, Invus Public Equities, New Enterprise Associates, Sofinnova Crossover I SLP, Yiheng, Andera Partners, Perceptive Advisors, Qatar Holding and Eventide together beneficially own approximately 76% of our outstanding ordinary shares (including ordinary shares underlying ADSs) and approximately 76% of the voting rights of our outstanding share capital as of March 1, 2025. As a result, these shareholders, if they act together, will have control over all matters that require approval of our shareholders.

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

We have never declared or paid any cash dividends on our ordinary shares and we have no present intention to pay dividends in the foreseeable future. Any recommendation by our Board of Directors to pay dividends will depend on many factors, including our financial condition (including losses carried-forward), results of operations, legal requirements and other factors. Further, under French law, the determination of whether we have been sufficiently profitable to pay dividends is made on the basis of our statutory financial statements prepared and presented in accordance with accounting standards applicable in France. In addition, payment of dividends may subject us to additional taxes under French law. See “Item 10.B Additional Information—Memorandum and Articles of Association” for further details on the limitations on our ability to declare and pay dividends. Therefore, we may be more restricted in our ability to declare dividends than companies not based in France. If the price of our ordinary shares or ADSs declines before we pay dividends, you will incur a loss on your investment, without the likelihood that this loss will be offset in part or at all by potential future cash dividends.

The rights of shareholders in companies subject to French corporate law differ in material respects from the rights of shareholders of corporations incorporated in the United States.

We are a French public limited company (société anonyme). Our corporate affairs are governed by our bylaws and by the laws governing companies incorporated in France. The rights of shareholders and the responsibilities of members of our Board of Directors are in many ways different from the rights and obligations of shareholders in companies governed by the laws of U.S. jurisdictions. For example, in the performance of its duties, our Board of Directors is required by French law to consider the interests of our company, its shareholders, its employees and other stakeholders, rather than solely our shareholders and/or creditors. It is possible that some of these parties will have interests that are different from, or in addition to, your interests as a shareholder or holder of ADSs. Further, in accordance with French law, double voting rights automatically attach to each ordinary share of companies listed on a regulated market (such as the Euronext Paris, where our ordinary shares are listed) that is held of record in the name (action au nominatif) of the same shareholder for a period of at least two years, except as otherwise set forth in a company’s bylaws. Our bylaws currently do not exclude such double voting rights; however, the holders of two-thirds of our outstanding voting rights may vote to amend our bylaws to exclude such double voting rights at any extraordinary general meeting of our shareholders. See “Item 6.C Directors, Senior Management and Employees—Board Practices” and the documents referenced in “Item 10.B Additional Information—Memorandum and Articles of Association.”

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

Provisions contained in our bylaws and French corporate law could make it more difficult for a third-party to acquire us, even if doing so might be beneficial to our shareholders. In addition, provisions of our bylaws impose various procedural and other requirements, which could make it more difficult for shareholders to effect certain corporate actions. These provisions include the following:

●	under French law, the owner of 90% of the share capital and voting rights of a public company with registered seat in France and whose shares are listed on a regulated market in a Member State of the European Union or in a state party to the European Economic Area, or EEA, Agreement, including France, has the right to force out minority shareholders following a tender offer made to all shareholders;

●	under French law, a non-French resident must file a declaration for statistical purposes with the Bank of France (Banque de France) within twenty working days following the date of certain direct foreign investments in us, including any purchase of our ADSs. In particular, such filings are required in connection with investments exceeding €15 million that lead to the acquisition of at least 10% of our company’s share capital or voting rights or cross such 10% threshold;
●	under French law, certain investments in a French company relating to certain strategic industries that are considered essential for the protection of public health, such as biotechnologies, by individuals or entities are subject to prior authorization of the Ministry of Economy pursuant to Law No. 2019-486 (and as from April 1, 2020 pursuant to the decree No. 2019-1590); Decree No. 2020-892 of 22 July 2020, as amended by Decree No. 2020-1729 of 28 December 2020, Decree No. 2021-1758 of 22 December 2021, Decree No. 2022-1622 of 23 December 2022 and Decree No. 2023-1293 of 28 December 2023 perpetuates the lowering of the threshold for controlling foreign investments to 10% of the voting rights in companies whose shares are listed on a regulated market;
●	a merger (i.e., in a French law context, a stock for stock exchange following which our company would be dissolved into the acquiring entity and our shareholders would become shareholders of the acquiring entity) of our company into a company incorporated in the European Union would require the approval of our Board of Directors as well as a two-thirds majority of the votes cast by the shareholders present, represented by proxy or voting by mail at the relevant meeting;
●	a merger of our company into a company incorporated outside of the European Union would require 100% of our shareholders to approve it;
●	under French law, a cash merger is treated as a share purchase and would require the consent of each participating shareholder;
●	our shareholders have granted and may grant in the future our Board of Directors broad authorizations to increase our share capital or to issue additional ordinary shares or other securities, such as warrants, to our shareholders, the public or qualified investors, including as a possible defense following the launching of a tender offer for our shares;
●	our shareholders have preferential subscription rights on a pro rata basis on the issuance by us of any additional securities for cash or a set-off of cash debts, which rights may only be waived by the extraordinary general meeting (by a two-thirds majority vote) of our shareholders or on an individual basis by each shareholder;
●	our Chief Executive Officer and Deputy Chief Executive Officer have double voting rights with respect to ordinary shares held by them, and their interests may not be aligned with those of our shareholders more generally with respect to a takeover attempt;
●	our Board of Directors has the right to appoint directors to fill a vacancy created by the resignation or death of a director, for the remaining duration of such director’s term of office and subject to the approval by the shareholders of such appointment at the next shareholders’ meeting, which prevents shareholders from having the sole right to fill vacancies on our Board of Directors;
●	our Board of Directors can be convened by our chairman, or our managing director, if any, upon request made to the chairman or, when no board meeting has been held for more than two consecutive months, by directors representing at least one third of the total number of directors;
●	our Board of Directors meetings can only be regularly held if at least half of the directors attend either physically or by way of videoconference or teleconference enabling the directors’ identification and ensuring their effective participation in the board’s decisions;
●	our shares are nominative or bearer, if the legislation so permits, according to the shareholder’s choice;
●	approval of at least a majority of the votes cast by shareholders present, represented by a proxy, or voting by mail at the relevant ordinary shareholders’ general meeting is required to remove directors with or without cause;

●	advance notice is required for nominations to the Board of Directors or for proposing matters to be acted upon at a shareholders’ meeting, except that a vote to remove and replace a director can be proposed at any shareholders’ meeting without notice;
●	our bylaws can be amended in accordance with applicable laws;
●	the crossing of certain thresholds has to be disclosed and can impose certain obligations; see the documents referenced in the section of this annual report titled “Item 10.B Additional Information—Memorandum and Articles of Association;”
●	transfers of shares shall comply with applicable insider trading laws and regulations and, in particular, with the Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse, or Market Abuse Regulation; and
●	pursuant to French law, our bylaws, including the sections relating to the number of directors and election and removal of a director from office, may only be modified by a resolution adopted by at least a two-third majority of the votes cast by our shareholders present, represented by a proxy or voting by mail at the meeting.

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

Until December 31, 2025, we are an “emerging growth company,” as defined in the U.S. Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act, for complying with new or revised accounting standards. We will not take advantage of the extended transition period provided under Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. Since IFRS makes no distinction between public and private companies for purposes of compliance with new or revised accounting standards, the requirements for our compliance as a private company and as a public company are the same. We cannot predict if investors will find our ordinary shares or ADSs less attractive because we may rely on these exemptions. If some investors find our ordinary shares or ADSs less attractive as a result, there may be a less active trading market for our ordinary shares or ADSs and the price of our ordinary shares or ADSs may be more volatile. We may take advantage of these reporting exemptions until we are no longer an emerging growth company. We will remain an emerging growth company until December 31, 2025.

We will no longer qualify as an “emerging growth company,” as defined in the JOBS Act, as of December 31, 2025. As a result, we will be subject to more extensive disclosure and reporting requirements, which could increase our compliance costs and divert management’s attention from our business. For instance, we will be required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act. These additional requirements could be costly and time-consuming, and could adversely affect our business, financial condition, and results of operations.

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

In addition, we follow French laws and regulations, instead of Nasdaq Rule 5635, regarding the requirement to obtain approval from our shareholders prior to the issuance of securities in connection with certain transactions. For example, we relied on the authority our shareholders had delegated to the Board of Directors at the general shareholders’ meeting of June 20, 2024 to issue 34,600,507 ordinary shares and pre-funded warrants to purchase of up 35,399,481 ordinary shares to close the first phase of the first tranche of the Structured Financing on October 17, 2024. At the general shareholders’ meeting of December 11, 2024, our shareholders decided the issuance of ordinary shares and warrants without shareholders’ preemptive subscription rights to the benefit of the investors in the Structured Transaction with a delegation of power to the Board of Directors. On December 19, 2024, we issued 7,872,064 ordinary shares and pre-funded warrants to purchase up to 8,053,847 ordinary shares to close the second phase of the first tranche of the Structured Financing based on this authority. Following the completion of enrollment in NATiV3, as announced in April 2025, we also expect to rely on the power our shareholders delegated to the Board of Directors on December 11, 2024 to issue additional ordinary shares (or, in lieu of ordinary shares, pre-funded warrants), the number of which is to be determined by our Board of Directors, to which warrants to purchase ordinary shares are attached, for expected aggregate gross proceeds of approximately €116 million, in the second tranche of the Structured Financing.

As a foreign private issuer, we are required to comply with Rule 10A-3 of the Exchange Act, relating to audit committee composition and responsibilities. Under French law, the audit committee may only have an advisory role and appointment of our statutory auditors, in particular, must be decided by the shareholders at our annual meeting. In addition, as permitted under French law, our audit committee currently only consists of two members since Sofia BV, represented by Chris Buyse (representative of Sofia BV), resigned as director on December 10, 2024. We intend to rely on the exemption available to foreign private issuers for the requirement that an audit committee be comprised of at least three members, although we may, in the future, look to expand this committee back to three or more members if we find candidates who would be eligible and suitable additions to our audit committee.

Therefore, our shareholders may be afforded less protection than they otherwise would have under Nasdaq’s corporate governance standards applicable to U.S. domestic issuers. For an overview of our corporate governance practices, see “Item 6.C Directors, Senior Management and Employees—Board Practices.”

We may lose our foreign private issuer status in the future, which could result in significant additional cost and expense.

While we currently qualify as a foreign private issuer, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2025. In the future, we would lose our foreign private issuer status if we fail to meet the requirements necessary to maintain our foreign private issuer status as of the relevant determination date. We will remain a foreign private issuer until such time that more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (1) the majority of our executive officers or directors are U.S. citizens or residents; (2) more than 50% of our assets are located in the United States; or (3) our business is administered principally in the United States.

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

Based on our current estimates of the composition of our income and valuation of our assets for the taxable year ending December 31, 2024, we believe that we likely were not a PFIC for the year ending December 31, 2024. Our status as a PFIC will depend on the composition of our income and the composition and value of our assets (which, may be determined in large part by reference to the market value of our ADSs, which may be volatile) from time to time. Our status as a PFIC is a fact-intensive determination made on an annual basis and we cannot provide any assurances regarding our PFIC status for the past, current or future taxable years. Our U.S. counsel expresses no opinion regarding our past, current or future PFIC status. If we are characterized as a PFIC, our U.S. shareholders may suffer adverse tax consequences, including having gains realized on the sale of our ADSs treated as ordinary income, rather than as capital gain and the loss of the preferential rate applicable to dividends received on our ADSs by individuals who are U.S. shareholders, and having interest charges apply to distributions by us and the proceeds of sales of the ADSs. A U.S. shareholder of a PFIC generally may mitigate these adverse U.S. federal income tax consequences by making a “qualified electing fund,” or QEF, election, or, to a lesser extent, a “mark to market” election. If we determine that we are a PFIC for any taxable year, we will use commercially reasonable efforts to, and currently expect to, provide the necessary information for U.S. holders to make a QEF election. For further discussion of the PFIC rules and the adverse U.S. federal income tax consequences in the event we are classified as a PFIC, see the section of this annual report titled “Item 10.E Additional Information—Taxation.”

Item 4.  Information on the Company.

A.	History and Development of the Company

We were founded in 2011 and incorporated in France in 2016 under the legal name Inventiva S.A. as a société anonyme, or S.A., for a period of 99 years. Our principal executive offices are located at 50 rue de Dijon, 21121 Daix, France and our telephone number is +33 3 80 44 75 00. We are registered at the Dijon Trade and Companies Register (Registre du commerce et des sociétés) under the number 537 530 255. Our agent for service of process in the United States is Cogency Global Inc., 122 East 42nd Street, 18th Floor, New York, New York 10168.

In February 2017, we completed the initial public offering of our ordinary shares on Euronext Paris and in July 2020, we completed the initial public offering of our ordinary shares in the form of American Depositary Shares, or ADSs, on the Nasdaq Global Market.

Our actual capital expenditures for the years ended December 31, 2024, 2023 and 2022 amounted to €422,385, €539,827, and €561,000, respectively. These capital expenditures primarily consisted of acquisition of research equipment and technical installation in France.

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

Overview

We are a clinical-stage biopharmaceutical company focused on the development of oral small molecule therapies for the treatment of MASH and other diseases with significant unmet medical need. We have built a pipeline backed by a specialized discovery engine with an extensive library of proprietary molecules, a wholly-owned research and development facility and a team with significant expertise and experience in the development of compounds that target nuclear receptors, transcription factors and epigenetic modulation. Leveraging our expertise, we are advancing lanifibranor for the treatment of MASH and have a pipeline of earlier stage therapeutic programs in oncology and other diseases with significant unmet medical need. In February 2025, we informed the representatives of our Worker’s Council of our 2025 Pipeline Prioritization Plan to focus exclusively on the development of lanifibranor, to expand the lanifibranor program team to prepare for potential filings for marketing approval and, if approved, the subsequent commercialization of lanifibranor for patients with MASH, and to stop all pre-clinical research activities related to pre-clinical programs, including the termination of the YAP-TEAD and NR4A1 programs. This plan is expected to be implemented in the course of the second quarter of 2025, subject to ongoing negotiations with our Worker’s Council.

Lanifibranor for the Treatment of MASH. We are developing lanifibranor for the treatment of patients with metabolic dysfunction-associated steatohepatitis, a progressive, chronic liver disease. MASH is believed to affect up to 12% of the United States adult population and is considered as a leading cause of cirrhosis, liver transplantation and liver cancer. Compared to the general population, patients with MASH have a ten-fold greater risk of liver-related mortality. MASH is characterized by a metabolic process known as steatosis, or the excessive accumulation of fat in the liver, inflammation and ballooning of liver cells and progressive liver fibrosis that can ultimately lead to cirrhosis. Lanifibranor is an orally-available small molecule in development for the treatment of MASH that acts to induce anti-fibrotic, anti-inflammatory and beneficial vascular and metabolic changes in the body by activating all three peroxisome proliferator-activated receptor, or PPAR, isoforms. PPARs are well-characterized nuclear receptor proteins that regulate gene expression, and their relevance for the fibrotic, inflammatory, vascular and metabolic processes that characterize MASH is well-established. While there are other PPAR agonists that target only one or two PPAR isoforms, lanifibranor is the only pan-PPAR agonist, meaning that it targets the three isoforms, in clinical development. We believe that this pan-PPAR approach provides for a combination of anti-fibrotic, anti-inflammatory and beneficial vascular and metabolic effects that cannot be obtained with single and dual PPAR agonists. Currently, lanifibranor is our only product candidate in development.

In June 2020, we announced positive topline results from our NATIVE Phase 2b clinical trial (Nash Trial to Validate IVA337 Efficacity) of lanifibranor in patients with MASH. In this trial, treatment with lanifibranor at a dose of 1,200 mg met the primary endpoint of a reduction in inflammation and ballooning with no worsening of fibrosis after 24 weeks of treatment, while continuing to show the favorable tolerability profile observed in prior clinical trials of lanifibranor. Treatment with lanifibranor at doses of 800 mg/day and 1,200 mg/day also met the key secondary endpoints of resolution of MASH with no worsening of fibrosis and, at the 1,200 mg/day dose, improvement in liver fibrosis without worsening MASH, which are the primary endpoints relevant for seeking accelerated approval from the FDA and conditional approval from the EMA, after completion of our Phase 3 clinical trial, if successful. On October 2020, the FDA granted Breakthrough Therapy Designation to lanifibranor for the treatment of MASH based on Phase 2b data, in addition to Fast Track designation which was previously granted to lanifibranor in this indication. In September 2021, the FDA decided that the Fast Track designation previously granted to lanifibranor in MASH also encompasses the treatment of MASH patients with compensated cirrhosis. We believe that lanifibranor is the first oral drug candidate to be granted this status for the treatment of MASH since January 2015. The Breakthrough Therapy Designation by the FDA is intended to expedite the development and review of drug candidates for serious or life-threatening conditions. To qualify for this designation, drug candidates must show preliminary clinical evidence that they may demonstrate a substantial improvement on at least one clinically significant endpoint over available therapies or over placebo if there are no approved therapies. In October 2021, we announced the publication of results from our NATIVE Phase 2b clinical trial in the New England Journal of Medicine. In December 2021, we announced positive results of a clinical QT/QTc study demonstrating lanifibranor had no impact on QT/QTc intervals. This study assessed lanifibranor’s impact on cardiac repolarization and was conducted in accordance with FDA guidance in a Phase 1 double-blind clinical trial. The QT/QTc study was conducted in 217 healthy subjects who were randomized into 4 arms: placebo, lanifibranor 1200mg/day, lanifibranor 2400 mg/day and moxifloxacin 400mg/ day (positive control). The primary endpoint was electrocardiogram (ECG) and monitored during the first 24 hours. Results showed that repeated daily administration of lanifibranor dosed at 2-fold higher than anticipated maximal therapeutic dose had no effect on cardiac electrical activity as shown by achieving the pre-specified primary endpoint of demonstrating no prolongation of the QT interval in healthy subjects. Lanifibranor was well tolerated at both dose levels.

In light of the results of our NATiVE Phase 2b clinical trial of lanifibranor in patients with MASH, we initiated a Phase 3 clinical trial of lanifibranor in MASH, NATiV3, in September 2021. We target the publication of the topline results for the second half of 2026, and the potential NDA submission for the first half of 2027.

In January 2023, we announced modifications to the clinical development plan of lanifibranor for the treatment of MASH. The protocol amendments, submitted to the FDA in January 2023, were designed to align with an FDA public communication suggesting that an alternative approach to seek full approval in patients with MASH could be considered upon submission of positive results of a Phase 3 trial using a histology surrogate endpoint in patients with MASH and a Phase 3 clinical outcome trial in patients with MASH and compensated cirrhosis. Although the FDA’s guidance during a consultation preceding the January 2023 protocol amendments was to continue our NATiV3 trial as originally planned, the FDA did not object to the January 2023 protocol amendments, which we expected to compress the time to completion of the trial and thus benefit the overall lanifibranor clinical program by:

●	reducing the number of biopsies a patient undergoes during the trial from three, as originally planned, to two,
●	reducing the trial duration a patient has to consent to from 7 years, as originally planned, to 72 weeks,
●	offering all patients in the trial access to a lanifibranor treatment for at least 48 weeks by allowing them to enter into a new active treatment extension study, and
●	potentially expanding the addressable patient population to include patients with MASH and compensated cirrhosis through an additional Phase 3 trial, rather than the originally planned Part 2 of our NATiV3 Phase 3 clinical trial of lanifibranor in MASH.

The NATiV3 trial, including the amended protocol, has been designed as a double-blind, placebo-controlled global pivotal Phase 3 clinical trial to assess the potential benefit of lanifibranor treatment on liver-related clinical outcomes. Patients will be randomized 1:1:1 to receive lanifibranor (800mg once daily or 1200mg once daily) or placebo. We anticipate submission of an NDA to the FDA for accelerated approval based on liver histological endpoints of approximately 950 patients treated over a 72-week period for our Phase 3 trial, if the data is positive. After the pre-specified histological analysis, the trial will remain blinded and all patients randomized in the trial will have access to the active treatment if they decide to continue in a new active 48-week treatment extension study. A placebo-controlled exploratory cohort has been initiated in parallel to the NATiV3 trial and will include approximately 350 patients with MASH and fibrosis who are not eligible for the NATiV3 trial. We anticipate that this exploratory cohort may generate additional results using non-invasive tests and contribute to the safety database requirement to support the planned submission for potential accelerated approval. Under the new trial design, the originally-planned Part 2 of the NATiV3 trial, a clinical outcome trial that was planned to be conducted in approximately 2,000 patients with F2 and F3 fibrosis for a maximum period of seven years, will be replaced by a placebo-controlled Phase 3 outcome trial which will be event driven and is expected to last approximately three years, depending on patient enrollment. The Phase 3 outcome trial is expected to randomize approximately 800 patients with MASH and compensated cirrhosis. If the results of the outcome trial in patients with MASH and compensated cirrhosis confirm sufficient clinical benefit, we anticipate the results will be used in our planned submission of an NDA to the FDA for full approval and the potential expansion of the addressable patient population beyond patients with F2 and F3 fibrosis to include patients with MASH and compensated cirrhosis, a patient population at an increased risk of liver-related morbidity and mortality and for which the anti-fibrotic properties of lanifibranor could potentially prevent worsening of the disease. There is no assurance that we will achieve the anticipated benefits of any protocol amendments or additional measures we have made or may make in the future.

In December 2023, we announced that our partner CTTQ, who joined our NATiV3 trial, randomized the first patient in China and that lanifibranor was granted Breakthrough Therapy Designation for MASH by the Chinese NMPA. In the first quarter of 2025, Hepalys initiated the clinical development program of lanifibranor with the first dosing of the first participant in a Phase 1 trial in Japan in patients and healthy volunteers. If positive, this trial is expected to support the initiation of a dedicated pivotal trial in patients with MASH in the Hepalys Territory, which is planned to start once the results of NATiV3 are available.

On February 15, 2024, an adverse event of elevated aminotransferases in liver tests in a patient enrolled in the trial was reported. This event has been assessed as a treatment-related SUSAR. Other milder cases of elevation of aminotransferases among trial participants have also been reported. We decided to voluntarily pause screening and randomization to implement changes to the enrollment criteria to exclude patients diagnosed or with a predisposition to autoimmune liver or thyroid disease and more frequent liver monitoring for patients enrolled in the trial as recommended by the Data Monitoring Committee. We completed randomization of the last patient in NATiV3 in April 2025 and target the publication of the topline results for the second half of 2026, and the potential NDA submission for the first half of 2027.

In March 2024, we announced positive results from our LEGEND trial, a multi-center, randomized, 24-week treatment, placebo-controlled Phase 2 Proof-of-Concept trial to assess the safety and efficacy of lanifibranor in combination with the SGLT2 inhibitor empagliflozin for the treatment of patients with non-cirrhotic MASH and T2D. The trial was double-blind for the placebo arm and lanifibranor (800mg daily) arm, and open-label for the combination of lanifibranor (800mg daily) and empagliflozin (10 mg daily) arm. The diagnosis of non-cirrhotic MASH was based on historic histology evaluation or a combination of non-invasive methods including diagnostic methods including imaging. As planned per protocol, the interim analysis was done once half of the 63 planned randomized patients with MASH completed the 24-week treatment period or prematurely discontinued from treatment. The study achieved the primary efficacy endpoint with an absolute reduction in Hemoglobin A1c, or HbA1c, of 1.14% and 1.59% in patients with MASH and T2D treated with lanifibranor (800mg daily) or in combination with empagliflozin (10mg daily) at week 24 compared to an increase of 0.26% observed in the placebo arm. The study also demonstrated a statistically significant reduction in hepatic steatosis measured by MRI-PDFF, in patients treated with lanifibranor alone and in combination with empagliflozin, -47% and -38% respectively, compared to placebo (0%). 83% and 67% of patients treated with lanifibranor alone or in combination with empagliflozin respectively, showed a reduction greater or equal to 30% of their hepatic fat, compared to 0% in the placebo arm. In addition, the study demonstrated a statistically significant effect on several secondary and exploratory endpoints, including liver enzymes (alanine aminotransferase, or ALT, and aspartate aminotransferase, or AST), insulin resistance (HOMA-IR), HDL, and adiponectin. Markers of liver inflammation and fibrosis (corrected T1 relaxation time (cT1) assessed by LiverMultiScan®) were assessed for the first time with lanifibranor and showed a significant effect with lanifibranor alone and in combination with empagliflozin. The study also demonstrated that patients treated with lanifibranor in combination with empagliflozin maintained a stable weight throughout the 24 weeks study, addressing the moderate, metabolically healthy, weight gain that can be observed in some patients treated with lanifibranor alone. Furthermore, these results demonstrated a significant relative reduction in the VAT/SAT ratio (visceral and subcutaneous adipose tissue) in patients treated with lanifibranor alone or in combination with empagliflozin, -5% and -17% respectively, compared to an increase of 11% in patients under placebo. This result reflects a shift from pro-inflammatory visceral fat towards metabolically healthy adipose tissue.

The LEGEND trial was intended to demonstrate proof of concept and the potential additional benefits of the combination between lanifibranor and empagliflozin and the possibility to address the weight gain observed in some patients treated with lanifibranor alone. The study met its primary efficacy endpoints, and several secondary and exploratory endpoints, including with respect to combining lanifibranor with empagliflozin to manage the weight gain observed in some patients treated with lanifibranor alone. We therefore decided to stop the recruitment in the LEGEND trial as defined per protocol. We do not expect to further study the combination of lanifibranor and empagliflozin but expect to include the safety data from the LEGEND trial in a potential submission for marketing approval.

In June 2023, we announced positive topline results of the investigator-initiated Phase 2 clinical trial evaluating lanifibranor in patients with NAFLD and T2D. The Phase 2 clinical trial randomized 38 patients into two arms, with patients receiving placebo or treatment with lanifibranor at 800mg/day for 24 weeks. The study achieved the primary efficacy endpoint with a 44% reduction of Intra Hepatic Triglycerides, or IHTG, measured using proton magnetic resonance spectroscopy in patients with NAFLD and T2D treated with lanifibranor compared to 12% in the placebo arm. This result is consistent with the Phase 2b NATiVE trial findings, in which lanifibranor demonstrated a statistically significant effect on steatosis reduction as measured by CAP/Fibroscan. The trial demonstrated a statistically significant higher proportion of patients achieving a greater than 30% liver triglyceride reduction (65% vs. 22%, p =0.008) as well as NAFLD resolution (25% vs. 0%, p = 0.048) defined as IHTG ≤ 5.5% at week 24, with lanifibranor compared to placebo. In addition, the trial demonstrated a significant effect on a series of secondary endpoints, including glycemic control (reduction in hemoglobin A1c), atherogenic dyslipidemia (i.e., increase in HDL-C), hepatic insulin action (i.e., fasting hepatic glucose production, hepatic insulin resistance index), insulin-stimulated muscle glucose disposal (i.e., in gold-standard euglycemic insulin clamp studies during high-dose insulin stimulation) and amelioration of the adipose tissue dysfunction with a robust increase in plasma adiponectin. The treatment with lanifibranor 800mg/once daily was well tolerated, with no safety concerns reported.

Odiparcil for the Treatment of MPS. We were previously developing odiparcil for the treatment of patients with mucopolysaccharidoses, or MPS, a group of rare genetic disorders characterized by an excessive accumulation of large sugar chains, known as glycosaminoglycans, or GAGs, in cells. As announced in 2020, we have decided to focus our clinical efforts on the development of lanifibranor for the treatment of MASH. As of the date of this annual report, we have not found a suitable option to optimize the development of odiparcil for the treatment of MPS VI, which may include entering into a partnership with a third party for the development and commercialization of odiparcil. In February 2025, we informed the representatives of our Worker’s Council of our 2025 Pipeline Prioritization Plan to focus exclusively on the development of lanifibranor and to stop all pre-clinical research activities related to pre-clinical programs, including the termination of the YAP-TEAD and NR4A1 programs. This plan is expected to be implemented in the course of the second quarter of 2025, subject to ongoing negotiations with our Worker’s Council.

For the previous potential development of odiparcil, we had proposed to the FDA a potential single 52-week randomized, double-blind, placebo-controlled trial, followed by a 52-week safety extension with fifty MPS VI patients aged 5 to 15 receiving placebo or a low or high dose of odiparcil, depending on the patient’s weight, with approval potentially being sought after the initial 52 weeks of treatment if the primary end-point of improvement of a 6-minute walk test were met. In August 2022, we received feedback from the FDA that a single Phase 2/3 clinical trial with odiparcil in children with MPS VI could potentially support a marketing application.

Odiparcil is an orally-available small molecule designed to modify how GAGs are synthesized. Odiparcil acts to facilitate the production of soluble GAGs that can be excreted in the urine, rather than accumulating in cells. Odiparcil has received orphan drug designation from the FDA and EMA and Rare Pediatric Disease Designation from the FDA for the treatment of MPS VI.

Discovery Engine. As of December 31, 2024, we have a scientific team of approximately 90 people. We also own a library of approximately 240,000 pharmacologically relevant molecules, 60% of which are proprietary, as well as a wholly-owned research and development facility. Using these assets and this expertise, we focused on discovering small molecule compounds that target nuclear receptors, transcription factors and epigenetic modulation with the goal of identifying and developing compounds addressing a wide range of indications. In February 2025, we informed the representatives of our Worker’s Council of our 2025 Pipeline Prioritization Plan to focus exclusively on the development of lanifibranor and to stop all pre-clinical research activities related to pre-clinical programs, including the termination of the YAP-TEAD and NR4A1 programs. According to this plan, our workforce should comprise a development team of 38 people in total, and also include a research position to continue supporting lanifibranor’s pre-clinical activities until the end of 2025.

Our Pipeline

Following the announcement of the 2025 Pipeline Prioritization Plan, our goal is to prioritize all activities pertaining to lanifibranor pursuing to the following strategies:

●	Demonstrate the Safety and Efficacy of Lanifibranor in the Treatment of MASH with Two Pivotal Clinical Trials. Please see above “Item 4.B Information on the Company-Business Overview—Overview—Lanifibranor for the Treatment of MASH” for information about the clinical trials evaluating lanifibranor.

Lanifibranor has received Fast Track Designation from the FDA for the treatment of MASH. Based on the broad anti-fibrotic and anti-inflammatory properties, as well as beneficial vascular and metabolic effects, of lanifibranor observed in pre-clinical and clinical development to date, we may also pursue development of lanifibranor for the treatment of MASH patients with compensated cirrhosis. As part of the clinical development program of lanifibranor, we entered into an agreement with CTTQ in September 2022 to support the clinical development and potential commercialization of lanifibranor in China and with Hepalys to develop and commercialize lanifibranor for the treatment of MASH in the Hepalys Territory, if approved. CTTQ joined our ongoing NATiV3 Phase 3 clinical trial evaluating lanifibranor in MASH with the randomization of the first patient in China in 2023, and has initiated a Phase 1 clinical pharmacology study in parallel. Hepalys will be responsible for conducting and financing all development trials in the Hepalys Territory needed to file for a new drug application in these territories. In the first quarter of 2025, Hepalys initiated the clinical development program of lanifibranor with the first dosing of the first participant in a Phase 1 trial in Japan in patients and healthy volunteers. If positive, this trial is expected to support the initiation of a dedicated pivotal trial in patients with MASH in the Hepalys Territory, which is planned to start once the results of NATiV3 are available. On July 25, 2024, we announced that we had been granted a new patent in Japan, extending the protection of lanifibranor’s intellectual property.

●	Selectively Seek Strategic Partnerships to Maximize the Value of Our Assets. Our differentiated product candidates and robust discovery engine may enable us to address a wide variety of indications. We plan to selectively form research, development and commercial strategic partnerships around lanifibranor or disease areas that we believe could benefit from the resources of either larger biopharmaceutical companies or those specialized in a particular area of relevance. We have entered into agreements with CTTQ to support the clinical development and potential commercialization of lanifibranor in China and with Hepalys to develop and commercialize lanifibranor for the treatment of MASH in the Hepalys Territory, if approved, and we are also evaluating other potential partnerships and arrangements for the clinical development and potential commercialization of lanifibranor.

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

In March 2024, Madrigal announced that it had received FDA approval of Rezdiffra for the treatment of patients with MASH with moderate to advanced liver fibrosis and are expected to receive a marketing authorization response from the EMA in 2025.

In addition to Madrigal, other competitors could obtain marketing authorization in the indications targeted by us. As of the date of this report, approximately 76 Phase 1, 2 and 3 clinical trials enrolling patients are listed on the clinicaltrials.gov website. For example, Novo Nordisk announced in November 2024 the positive results of their Phase 3 clinical trial for the treatment of NASH with its lead molecule semaglutide, which is already marketed for the treatment of type 2 diabetes and obesity, and is expected to submit a marketing authorization application in 2025. Boehringer Ingelheim, Akero Therapeutics and 89 Bio are also evaluating their respective investigational MASH medications in Phase 3 clinical trials in patients with non-cirrhotic MASH and in patients with cirrhotic MASH. Other companies, including Sagimet, Boston Pharmaceutical, Altimmune, AstraZeneca, Lilly, NorthSea, Terns, Viking, BMS, Pfizer, Regeneron and Gilead Sciences have drug candidates for the treatment of MASH that are in less advanced clinical or pre-clinical development stages.

This competition may have a negative effect on our ability to recruit patients into our clinical trials, as certain patients could prefer to undergo treatment that has obtained a marketing authorization, such as Rezdiffra from Madrigal or others that may obtain a marketing authorization in the future, rather than participate or continue their participation in an ongoing clinical study with the possibility of being assigned to the placebo-controlled part. In addition, our Fast Track and Breakthrough Designations may be negatively impacted as well as our ability to develop and commercialize our product candidates, including lanifibranor. Even if we ultimately obtain approval of our product candidates, including lanifibranor, competitors may negatively impact our revenues and ability to achieve milestones.

Although we believe lanifibranor possesses attractive attributes, we cannot ensure that it will achieve regulatory or market acceptance. If lanifibranor fails to gain regulatory approvals and acceptance in its intended markets, we may not generate meaningful revenues or achieve profitability.

Intellectual Property

Our success will significantly depend upon our ability to obtain and maintain patent and other intellectual property and proprietary protection for our drug candidates particularly in the United States, Europe, China and Japan, including composition-of-matter, dosage and formulation patents, as well as patent and other intellectual property and proprietary protection for our novel biological discoveries and other important technology inventions and know-how. In addition to patents, we rely upon unpatented trade secrets, know-how, and continuing technological innovation to develop and maintain our competitive position. We protect our proprietary information, in part, using confidentiality agreements with our commercial partners, partners, employees and consultants and invention assignment agreements with our employees. Despite these measures, any of our intellectual property and proprietary rights could be challenged, invalidated, circumvented, infringed or misappropriated, or such intellectual property and proprietary rights may not be sufficient to permit us to take advantage of current market trends or otherwise to provide competitive advantages. In addition, such confidentiality agreements and invention assignment agreements can be breached and we may not have adequate remedies for any such breach. For more information, please see “Item 3.D Risk Factors—Risks Relating to Our Intellectual Property.”

As of March 1, 2025, with respect to lanifibranor, we own 6 issued U.S. patents, 9 U.S. patent applications and approximately 235 patents and patent applications in other jurisdictions. As of March 1, 2025, with respect to odiparcil, we own 2 issued U.S. patents, and approximately 84patents in other jurisdictions. We cannot predict whether the patent applications we pursue will issue as patents in any particular jurisdiction or whether the claims of any issued patents will provide any proprietary protection from competitors. The patent portfolios for our lead product candidates as of March 1, 2025 are summarized below.

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

Lanifibranor

With respect to lanifibranor patent rights, as of March 1, 2025, we own 6 U.S. patents, which are due to expire by December 2026, September 2027, June 2035, November 2039, and December 2041 excluding any additional term for patent term extension, and 9 U.S. patent applications. Outside the United States, we own approximately 154 patents issued in approximately 55 jurisdictions, including Australia, Canada, China, a number of European countries, Japan, Korea, Israel and Russia. We also own approximately 81 patent applications pending in approximately 22 jurisdictions including in Patent Cooperation Treaty, or PCT, jurisdictions, such as Australia, Brazil, Canada, China, Europe, Egypt, Israel, Japan, Hong Kong, Mexico, Korea, Malaysia, Singapore, Thailand, New Zealand, South Africa, Qatar, Saudi Arabia, Macao, India and the United States, and non-PCT jurisdictions such as Argentina, Bolivia, Paraguay, Uruguay, and Taiwan. The foregoing patents and patent applications cover lanifibranor, methods of making and using lanifibranor, polymorphic forms of lanifibranor, combination therapies and diagnostic methods.

On November 28, 2022, we announced that the United States Patent and Trademark Office granted a patent (U.S. Patent No. 11,504,380) that protects the use of lanifibranor for the treatment of cirrhotic patients at risk of progressing from compensated stage to decompensated stage, whereby portal hypertension is decreased in the subject.

Odiparcil

With respect to odiparcil, as of March 1, 2025, we own 2 issued U.S. patents, which are due to expire in October 2034, excluding any additional term for patent term extension. Outside the United States, we own approximately 84 patents issued in approximately 42 jurisdictions, including a number of European countries, Ukraine, Russia, Kazakhstan, Japan, Israel, Mexico, Korea, China, Canada, Australia, Azerbaijan, South Africa, Algeria, Brazil, Belarus, Morocco, and Tunisia. The foregoing patents and patent applications cover methods of using odiparcil.

Other molecules

As of March 1, 2025, we own various patents and have filed patent applications that cover new compounds inhibitors of the YAP/TAZ-TEAD interaction and their use in the treatment of cancer, including 2 issued U.S. patents, which are due to expire in October 2036 and October 2039, excluding any additional term for patent term extension and approximately 48 patents issued outside the United States in approximately 30 jurisdictions, including a number of European countries, Ukraine, Japan, Israel, Mexico, Korea, China, Canada, and Australia, and 4 patent applications, including one international application.

Manufacturing

We rely on contract manufacturing organizations, or CMOs, to produce our drug candidates in accordance with the FDA’s current Good Manufacturing Practices, or cGMPs, regulations for use in our clinical trials. The manufacture of pharmaceuticals is subject to extensive cGMP regulations, which impose various procedural and documentation requirements and govern all areas of record keeping, production processes and controls, personnel and quality control. Our small molecule drug candidate lanifibranor is manufactured using common chemical engineering and synthetic processes from commercially available raw materials.

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

Approval Process

The FDA must approve any new drug or a drug with certain changes to a previously approved drug before a manufacturer can market it in the United States. If a company does not comply with applicable United States requirements it may be subject to a variety of administrative or judicial sanctions, such as FDA refusal to approve pending applications, warning or untitled letters, clinical holds, drug recalls, drug seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties, and criminal prosecution. The steps we must complete before we can market a drug include:

●	completion of pre-clinical laboratory tests, animal studies, and formulation studies, all performed in accordance with the FDA’s good laboratory practice, or GLP, regulations;
●	submission to the FDA of an investigational new drug, or IND, application for human clinical testing, which must become effective before human clinical studies start. The sponsor must update the IND application annually;
●	approval of the study by an independent IRB or ethics committee representing each clinical site before each clinical study begins;
●	performance of adequate and well-controlled human clinical studies to establish the safety and efficacy of the drug for each indication to the FDA’s satisfaction;
●	submission to the FDA of an NDA;
●	potential review of the drug application by an FDA advisory committee, where appropriate and if applicable;
●	satisfactory completion of an FDA inspection of the manufacturing facility or facilities to assess compliance with current good manufacturing practices, cGMPs, or regulations; and
●	FDA review and approval of the NDA.

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

The company must submit each protocol involving testing on United States patients and subsequent protocol amendments to the FDA as part of the IND application. The FDA may order the temporary, or permanent, discontinuation of a clinical study at any time, or impose other sanctions, if it believes that the sponsor is not conducting the clinical study in accordance with FDA requirements or presents an unacceptable risk to the clinical study patients. The sponsor must also submit the study protocol and informed consent information for patients in clinical studies to an IRB for approval. An IRB may halt the clinical study, either temporarily or permanently, for failure to comply with the IRB’s requirements, or may impose other conditions.

Companies generally divide the clinical investigation of a drug into three or four phases. While companies usually conduct these phases sequentially, they are sometimes overlapped or combined.

●	Phase 1. The company evaluates the drug in healthy human subjects or patients with the target disease or condition. These studies typically evaluate the safety, dosage tolerance, metabolism and pharmacologic actions of the investigational new drug in humans, the side effects associated with increasing doses, and, if possible, gain early evidence on effectiveness.
●	Phase 2. The company administers the drug to a limited patient population to evaluate dosage tolerance and optimal dosage, identify possible adverse side effects and safety risks, and preliminarily evaluate efficacy.
●	Phase 3. The company administers the drug to an expanded patient population, generally at geographically dispersed clinical study sites, to generate enough data to statistically evaluate dosage, clinical effectiveness and safety, to establish the overall benefit-risk relationship of the investigational drug, and to provide an adequate basis for product approval.
●	Phase 4. In some cases, the FDA may condition approval of an NDA for a drug on the company’s agreement to conduct additional clinical studies after approval. In other cases, a sponsor may voluntarily conduct additional clinical studies after approval to gain more information about the drug. We typically refer to such post-approval studies as Phase 4 clinical studies.

A pivotal study is a clinical study that adequately meets regulatory agency requirements to evaluate a drug’s efficacy and safety to justify the approval of the drug. Generally, pivotal studies are Phase 3 studies, but the FDA may accept results from Phase 2 studies if the study design provides a well-controlled and reliable assessment of clinical benefit, particularly in situations in which there is an unmet medical need and the results are sufficiently robust.

The FDA, the IRB, or the clinical study sponsor may suspend or terminate a clinical study at any time on various grounds, including a finding that the research subjects are being exposed to an unacceptable health risk. Additionally, an independent group of qualified experts organized by the clinical study sponsor, known as a data and safety monitoring board, may oversee some clinical studies. This group provides authorization for whether or not a study may move forward at designated check points based on access to certain data from the study.

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

The FDA has 60 days from its receipt of an NDA to determine whether it will accept the application for filing based on the agency’s threshold determination that the application is sufficiently complete to permit substantive review. Once the FDA accepts the filing, the FDA begins an in-depth review. The FDA has agreed to certain performance goals in the review of NDAs. Under the Prescription Drug User Fee Act, or PDUFA, the FDA has a goal of responding to standard review NDAs within ten months after the 60-day filing review period, but this timeframe is often extended. The FDA reviews most applications for standard review drugs within twelve months and most applications for priority review drugs within six to eight months. Priority review can be applied to drugs that the FDA determines offer major advances in treatment, or provide a treatment where no adequate therapy exists.

The FDA may also refer applications for novel drugs that present difficult questions of safety or efficacy, to an advisory committee. This is typically a panel that includes clinicians and other experts that will review, evaluate, and recommend whether the FDA should approve the application. The FDA is not bound by the recommendation of an advisory committee, but it generally follows such recommendations. Before approving an NDA, the FDA will typically inspect one or more clinical sites to assure compliance with GCP, and will inspect the facility or the facilities at which the drug is manufactured. The FDA will not approve the drug unless compliance with cGMPs is satisfactory and the NDA contains data that provide evidence that the drug is safe and effective in the indication studied.

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

In some cases, the FDA may condition approval of an NDA for a drug on the sponsor’s agreement to conduct additional clinical studies after approval. In other cases, a sponsor may voluntarily conduct additional clinical studies after approval to gain more information about the drug. Such post-approval studies are typically referred to as Phase 4 clinical studies.

Drug manufacturers are subject to periodic unannounced inspections by the FDA and state agencies for compliance with cGMP requirements. There are strict regulations regarding changes to the manufacturing process, and, depending on the significance of the change, it may require prior FDA approval before we can implement it. FDA regulations also require investigation and correction of any deviations from cGMPs and impose reporting and documentation requirements upon us and any third-party manufacturers that we may decide to use. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain compliance with cGMPs and other aspects of regulatory compliance.

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

Absent any extension, Congress has only authorized that if a drug candidate received Rare Pediatric Disease Designation before December 20, 2024, it is eligible to receive a voucher if it is approved before September 30, 2026.

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

There have been judicial, Congressional and executive branch challenges and amendments to certain aspects of the Affordable Care Act. For example, on August 16, 2022, the Inflation Reduction Act of 2022, or IRA, was signed into law, which among other things, extends enhanced subsidies for individuals purchasing health insurance coverage in Affordable Care Act marketplaces through plan year 2025. The IRA also eliminates the “donut hole” under the Medicare Part D program beginning in 2025 by significantly lowering the beneficiary maximum out-of-pocket cost and creating a new manufacturer discount program. It is possible that the Affordable Care Act will be subject to judicial or Congressional challenges in the future. It is unclear how such challenges and the healthcare reform measures of the second Trump administration will impact the Affordable Care Act.

In addition, other health reform measures have been proposed and adopted in the United States since the Affordable Care Act was enacted. For example, as a result of the Budget Control Act of 2011, as amended, providers are subject to Medicare payment reductions of 2% per fiscal year until 2032, unless additional Congressional action is taken. Further, the American Taxpayer Relief Act of 2012 reduced Medicare payments to several providers and increased the statute of limitations period for the government to recover overpayments from providers from three to five years. Additionally, on March 11, 2021, the American Rescue Plan Act of 2021 was signed into law, which eliminates the statutory Medicaid drug rebate cap, previously set at 100% of a drug’s average manufacturer price, for single source and innovator multiple source drugs, effective January 1, 2024.

Further, there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several recent Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, reduce the cost of drugs under Medicare, and reform government program reimbursement methodologies for drugs. For example, the IRA, among other things, (1) directs the U.S. Department of Health and Human Services, or HHS, to negotiate the price of certain single-source drugs that have been on the market for at least 7 years covered under Medicare, or Medicare Drug Price Negotiation Program, and (2) imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation. These provisions will take effect progressively starting in fiscal year 2023. On August 15, 2024, HHS announced the agreed-upon prices of the first ten drugs that were subject to price negotiations, although the Medicare Drug Price Negotiation Program is currently subject to legal challenges. On January 17, 2025, HHS selected fifteen additional products covered under Part D for price negotiation in 2025. Each year thereafter more Part B and Part D products will become subject to the Medicare Drug Price Negotiation Program. Further, on December 8, 2023, the National Institute of Standards and Technology published for comment a Draft Interagency Guidance Framework for Considering the Exercise of March-In Rights which for the first time includes the price of a product as one factor an agency can use when deciding to exercise march-in rights. While march-in rights have not previously been exercised, it is uncertain if that will continue under the new framework.

The current Trump administration is pursuing policies to reduce regulations and expenditures across government including at HHS, the FDA, CMS and related agencies. These actions, presently directed by executive orders or memoranda from the Office of Management and Budget, may propose policy changes that create additional uncertainty for our business. These actions may include, for example, directives to reduce agency workforce, program cuts, rescinding a Biden administration executive order tasking the Center for Medicare and Medicaid Innovation to consider new payment and healthcare models to limit drug spending and eliminating the Biden administration’s executive order that directed HHS to establishing an AI task force and developing a strategic plan, and directing certain federal agencies to enforce existing law regarding hospital and price plan transparency and by standardizing prices across hospitals and health plans. Additionally, in its June 2024 decision in Loper Bright Enterprises v. Raimondo, the U.S. Supreme Court overturned the longstanding Chevron doctrine, under which courts were required to give deference to regulatory agencies’ reasonable interpretations of ambiguous federal statutes. The Loper Bright decision could result in additional legal challenges to current regulations and guidance issued by federal agencies applicable to our operations, including those issued by the FDA. Congress may introduce and ultimately pass health care related legislation that could impact the drug approval process and make changes to the Medicare Drug Price Negotiation Program created under the IRA.

At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. For example, on January 5, 2024, the FDA approved Florida’s Section 804 Importation Program (SIP) proposal to import certain drugs from Canada for specific state healthcare programs. It is unclear how this program will be implemented, including which drugs will be chosen, and whether it will be subject to legal challenges in the United States or Canada. Other states have also submitted SIP proposals that are pending review by the FDA. Further, it is possible that other healthcare reform measures may be adopted in the future, particularly in light of the recent U.S. Presidential and Congressional elections.

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

To improve the current system, Regulation (EU) No 536/2014 on clinical trials on medicinal products for human use, which repealed Directive 2001/20/EC, was adopted on April 16, 2014 and published in the European Official Journal on May 27, 2014. The Regulation aims at harmonizing and streamlining the clinical trials authorization process, simplifying adverse event reporting procedures, improving the supervision of clinical trials, and increasing their transparency. Although the Regulation has been published on June 16, 2014, it did not enter into force until January 31, 2022.

Legal regime introduced by Directive 2001/20/EC

Under Directive 2001/20/EC, before a clinical trial can be initiated it must be approved in each of the EU Member States where the trial is to be conducted by two distinct bodies: the National Competent Authorities, or NCAs, and one or more Ethics Committees, or ECs. All suspected unexpected serious adverse reactions, or SUSARs, to the investigated drug that occur during the clinical trial have to be reported to the NCAs and ECs of the Member State where they occurred.

Legal regime since the entry into force of Regulation (EU) No 536/2014

Under Regulation (EU) No 536/2014, the sponsor may submit its application for clinical trial authorization to:

-

France only, in the case of a clinical trial conducted in France only or in France and one or more Non-EU Member states. In this case, assessment of the application is carried out solely by the ANSM (Agence nationale de sécurité du medicament et des produits de santé) and the CPP (Comité de protection des personnes) selected by lots;

-

several EU Member States, in which case Part I of the clinical trial is assessed under a coordinated procedure. In this context, the sponsor must submit a single authorization application via the portal associated with the EU database (CTIS), comprising a common scientific part assessed jointly by all the EU Member States in which the trial will be carried out (with one of the EU Member States concerned acting as rapporteur for the other EU Member States) and a national part covering the ethical aspects of the trial, assessed independently by each EU Member State.

Any violation of the provisions relating to clinical trials may result in significant administrative, criminal and/or reputational sanctions.

European Union Marketing Authorizations

In the European Economic Area, or EEA, medicinal products can only be commercialized after obtaining a marketing authorization or MA, from the competent regulatory authorities. There are different types of marketing authorizations including:

Centralized Procedure

A centralized MA is issued by the European Commission through the centralized procedure, based on the opinion of the CHMP (Comité des médicaments à usage humain) and is valid in all EU Member States and throughout the entire territory of the EEA.

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

When a medicinal product does not fall within the mandatory scope of the Centralized Procedure, the applicant may use the decentralized procedure or the mutual recognition procedure in order to obtain a MA in one or more countries in the European Union. In these cases, the competent authorities of the Member States will issue the MA.

Decentralized Procedure

If the product has not received a national MA in any Member State at the time of application, it can be approved simultaneously in various Member States through the decentralized procedure.

Under the decentralized procedure, an identical dossier is submitted to the competent authorities of each of the Member States in which the MA is sought, one of which is selected by the applicant as the Reference Member State, or RMS. The competent authorities of the RMS prepares an assessment report, a summary of the product characteristics, or SPC, and a draft of the labeling and package leaflet, which are sent to the other Member States (referred to as the Concerned Member States, or CMSs) for their approval. If the CMSs raise no objections, based on a potential serious risk to public health, to the assessment, SPC, labeling, or packaging proposed by the RMS, the product is subsequently granted a national MA in all the Member States (i.e., in the RMS and the CMSs).

Under the above described procedures, before granting the MA, the EMA or the competent authorities of the Member States of the EEA make an assessment of the risk-benefit balance of the product on the basis of scientific criteria concerning its quality, safety and efficacy.

The European Commission may also grant a so-called “conditional marketing authorization” prior to obtaining the comprehensive clinical data required for an application for a full MA. Such conditional marketing authorizations may be granted for product candidates (including medicines designated as orphan medicinal products), if (1) the risk-benefit balance of the product candidate is positive, (2) it is likely that the applicant will be in a position to provide the required comprehensive clinical trial data, (3) the product fulfills an unmet medical need and (4) the benefit to public health of the immediate availability on the market of the medicinal product concerned outweighs the risk inherent in the fact that additional data are still required. A conditional MA may contain specific obligations to be fulfilled by the MA holder, including obligations with respect to the completion of ongoing or new studies, and with respect to the collection of pharmacovigilance data. Conditional MAs are valid for one year, and may be renewed annually, if the risk-benefit balance remains positive, and after an assessment of the need for additional or modified conditions and/or specific obligations.

Orphan Drug Designation

In the European Union, Article 3 of Regulation (EC) No 141/2000, as amended, states that a drug will be designated as an orphan drug if its sponsor can establish that:

-

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

-

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

French Regulatory Framework

In France, Law No. 2011-2012 of December 29, 2011 relating to the reinforcement of the health safety of drug and health product candidates, as amended, completed by Decree No. 2012-745 of May 9, 2012 relating to public declarations of interest and transparency in terms of public health and health safety, set out rules in the French Public Health Code (Code de la santé publique) regarding disclosures on remuneration and advantages awarded to certain health professionals by companies that produce or market health products (Articles L. 1453-1 and D. 1453-1 et seq. of the French Public Health Code). These provisions were redefined and expanded by French Decree No. 2016-41 of January 26, 2016. Under this decree, companies that produce or market health products such as drug candidates in France, or that provide services associated with these products, must disclose, on a single public website, any advantages and remuneration effectively awarded to health professionals of over ten euros in value, as well as any agreements entered into with health professionals, along with detailed information on each agreement (exact purpose, date of signature, duration, direct beneficiary and ultimate beneficiary, and amount under the agreement). Failure to comply with any or all of these rules may subject the companies and healthcare professionals concerned to substantial criminal penalties, in addition to a significant risk to their reputation.

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

Additionally, no uniform policy for coverage and reimbursement exists in the United States. Third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own reimbursement rates, but also have their own methods and approval process apart from Medicare determinations. Therefore, coverage and reimbursement for drugs can differ significantly from payor to payor. Adequate third-party reimbursement may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in drug development. Further, coverage policies and third-party payer reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for products for which we receive marketing approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

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

Item 5.    Operating and Financial Review and Prospects.

You should read the following discussion of our operating and financial review and prospects in conjunction with our audited consolidated financial statements and the related notes thereto included elsewhere in this Annual Report. In addition to historical information, the following discussion and analysis contains forward looking statements that reflect our plans, estimates and beliefs. Our actual results and the timing of events could differ materially from those anticipated in the forward looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this Annual Report, particularly in sections titled “Risk Factors” and “Special Note Regarding Forward- Looking Statements.” The audited consolidated financial statements as of and for the years ended December 31, 2024, 2023 and 2022 were prepared in accordance with IFRS Accounting Standards, as issued by the International Accounting Standards Board, or IASB.

This section of our Annual Report on Form 20-F discusses our financial condition and results of operations for the fiscal years ended December 31, 2024 and 2023, and year-to-year comparisons between fiscal 2024 and fiscal 2023. A discussion of our financial condition and results of operations for the fiscal year ended December 31, 2022 and year-to-year comparisons between fiscal 2023 and fiscal 2022 that are not included in this Annual Report on Form 20-F can be found in “Operating and Financial Review and Prospects” in Part I, Item 5 of our Annual Report on Form 20-F for the fiscal year ended December 31, 2023, filed with the SEC on April 3, 2024.

Overview

We are a clinical-stage biopharmaceutical company focused on the development of oral small molecule therapies for the treatment of metabolic dysfunction-associated steatohepatitis, or MASH, and other diseases with significant unmet medical need. We have built a pipeline backed by a specialized discovery engine with an extensive library of proprietary molecules, a wholly-owned research and development facility and a team with significant expertise and experience in the development of compounds that target nuclear receptors, transcription factors and epigenetic modulation. Leveraging these assets and expertise, we are advancing lanifibranor for the treatment of MASH, a progressive, chronic liver disease. MASH is believed to affect up to 12% of the United States adult population and is considered as a leading cause of cirrhosis, liver transplantation and liver cancer. In September 2021, we initiated our NATiV3 Phase 3 clinical trial of lanifibranor in MASH. We completed randomization of the last patient in NATiV3 in April 2025 and target the publication of the topline results for the second half of 2026, and the potential NDA submission for the first half of 2027.

Since our inception in 2011, we have focused on organizing and staffing our company, raising capital and performing research and development activities to advance our research, development and technology. Our ability to generate product revenue and to become profitable will depend upon our ability to successfully develop and commercialize lanifibranor and our other potential programs. Since inception, we have financed our activities through successive capital increases, borrowings, upfront and milestone payments under collaboration and license agreements with our partners, subsidies and reimbursement of CIR receivables. These funds have been and are being used to fund operations and invest in activities for drug discovery and clinical development programs, infrastructure, creation of an intellectual property portfolio and administrative support. We have also established relationships with pharmaceutical collaborators, including CTTQ and Hepalys.

We have incurred significant operating losses since our inception. Our net losses were €54.3 million, €110.4 million and €184.2 million for the year ended December 31, 2022, 2023 and 2024, respectively. We had cash and cash equivalents of €86.7 million, €26.9 million and €96.6 million as of December 31, 2022, 2023 and 2024, respectively. We expect to continue to incur significant expenses and increasing operating losses for the foreseeable future as we advance clinical development and prepare for potential commercialization of lanifibranor. Our net losses may fluctuate significantly from quarter to quarter and year to year, depending on, among other factors, the timing of our clinical trials, the receipt of milestone payments and other payments, if any, under our collaborations with CTTQ and Hepalys, and any potential other partners, our expenditures on other research and development activities, and changes in fair value and interest costs. We anticipate that our expenses will increase substantially in connection with our ongoing activities, as we:

●	continue the ongoing and future development of lanifibranor;
●	develop, maintain, expand and protect our intellectual property portfolio;
●	manufacture, or have manufactured, clinical and commercial supplies of our product candidates;
●	seek marketing approvals for our current and future product candidates that successfully complete clinical trials;
●	establish a sales, marketing and distribution infrastructure to commercialize any product candidate for which we may obtain marketing approval;
●	hire additional clinical, quality control and scientific personnel; and
●	continue to incur costs associated with operating as a public company in the United States.

In February 2025, we informed the representatives of our Worker’s Council of our 2025 Pipeline Prioritization Plan to focus exclusively on the development of lanifibranor, to expand the lanifibranor program team to prepare for potential filings for marketing approval and, if approved, the subsequent commercialization of lanifibranor for patients with MASH, and to stop all pre-clinical research activities related to pre-clinical programs, including the termination of the YAP-TEAD and NR4A1 programs. The 2025 Pipeline Prioritization Plan includes reducing our overall current workforce by approximately 50% and is expected to be implemented in the course of the second quarter of 2025, subject to ongoing negotiations with our Worker’s Council.

Recent Developments and Geopolitical Events

We have encountered delays in our NATiV3 trial due to geopolitical events. For example, in 2022, we put recruitment for our NATiV3 trial on hold in Ukraine and removed all of the planned sites in Russia from the NATiV3 trial due to the Russian invasion in Ukraine, which, together with higher than originally projected screen failure rate resulting in a slower than anticipated enrollment rate, contributed to a delay in patient enrollment. In January 2023, we announced modifications to the clinical development plan of lanifibranor for the treatment of MASH, with the goal to improve enrollment rates and decrease the time to completion of the trial. Geopolitical events, such as Russia’s invasion of Ukraine or the conflict in the Middle East, could further affect us, our trials and our business operations in the future.

In addition, in the first quarter of 2024, following a routine visit during our NATiV3 clinical trial of lanifibranor in MASH, an adverse event of elevated aminotransferases in liver tests in a patient enrolled in the trial was reported. This event has been assessed as a treatment-related SUSAR. Other milder cases of elevation of aminotransferases among trial participants have also been reported. As a result of this SUSAR, we decided to voluntarily pause screening and randomization to implement changes to the enrollment criteria to exclude patients diagnosed or with a predisposition to autoimmune liver or thyroid disease and more frequent liver monitoring for patients enrolled in the trial as recommended by the Data Monitoring Committee, or DMC.

We completed randomization of the last patient in NATiV3 in April 2025 and target the publication of the topline results for the second half of 2026, and the potential NDA submission for the first half of 2027.

As of the date of this report, we are not aware of specific events or circumstances that would require us to update our estimates, assumptions and judgments or to revise the carrying amounts of our assets and liabilities. Such estimates may be adjusted as new events occur and additional information is obtained. The adjustments will be recognized in the consolidated financial statements as soon as we become aware of such new events or additional information. Actual results may differ from the estimates and any differences may have a material impact on our consolidated financial statements.

Key Components of Our Results of Operations

Revenue

Our €9.2 million of revenue for the year ended December 31, 2024 consisted of a $10 million (€9.2 million) milestone payment received in connection the CTTQ License Agreement.

On October 11, 2024, we entered into the CTTQ Amendment to the CTTQ License Agreement. Under the CTTQ Amendment, if we received commitments, before December 31, 2024, from investors to subscribe for our equity, in one or two tranches, for an aggregate gross amount of at least €180 million, or the Equity Raise, CTTQ shall pay us (i) $10 million within 30 days of a successful first tranche of the Equity Raise of at least €90 million, (ii) $10 million upon completion of a successful second tranche of the Equity Raise of at least $90 million, and (iii) $10 million upon publication by us of the pivotal data announcing that the primary endpoint or one of the two key secondary endpoints of NATiV3, with any dosage regimen tested in the trial, have been met. Under the terms of the CTTQ Amendment, the total amount of milestone payments under the CTTQ License Agreement remains unchanged, while the royalties that we are eligible to receive based on incremental annual net sales of lanifibranor, if any, have been reduced to the low single digits.

Following the successful closing of the first tranche of the Structured Financing, we invoiced CTTQ for $10.5 million on October 14, 2024 (the total invoice corresponds to the milestone payment of $10 million and additional billing of $0.5 million related to taxes).

On September 20, 2023, we entered into the Hepalys License Agreement with Hepalys. On September 20, 2023, we also entered into an option agreement, or the Catalys Option Agreement, with Catalys Pacific Fund II, LP, or Catalys, to acquire 1,500,000 ordinary shares (then 30% of the shares) of Hepalys from Catalys. On September 26, 2023, we exercised our option with an effective date on October 11, 2023. Under the terms of the Hepalys License Agreement, we (i) received a $10 million upfront payment from Hepalys on October 18, 2023 (corresponding to €9.5 million at the exchange rate as of the payment date) and (ii) will be eligible to receive up to $231 million in milestone payments if certain clinical, regulatory and commercial conditions are met. Subject to regulatory approval, we have the right to receive tiered royalties from mid double digits to low twenties based on net sales of lanifibranor in Japan and South Korea. In November 2023, we completed the transfer of know-how and IP to Hepalys pursuant to the Hepalys License Agreement, and consequently recognized revenue for an amount of amount €12.7 million in accordance with IFRS 15. The amount of €12.7 million recorded as revenue as of December 31, 2023 is composed of the upfront payment ($10 million) and the fair value ($3.6 million) of the option to acquire 30% of the shares of Hepalys under the Catalys Option Agreement.

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

Research tax credits (crédit d’impôt recherche), or CIR, are granted by the French tax authorities to encourage technical and scientific research by French companies. Companies that demonstrate expenses that meet the required criteria, including research expenses located in France or certain other European countries, receive a tax credit that can be used against the payment of the corporate tax due the fiscal year in which the expenses were incurred and during the next three fiscal years. Companies may receive cash reimbursement for any excess portion. We requested the reimbursement of the CIR for 2022 in 2023 (fully paid in April 2023), the reimbursement of the CIR for 2023 in 2024 (fully paid April 2024) and we expect to request the reimbursement of the CIR for 2024 in 2025. Each request for reimbursement was and is expected to be made under the community tax rules for small and medium sized entities and in compliance with the current regulations. CIRs are subject to audit by the French tax authorities.

In 2024 and 2023, the CIR corresponds to the amount of research tax credit recorded for each period and corrective claim established by us following the July 22, 2020, decision of the French administrative supreme court (Conseil d’Etat). The CIR for the years ended December 31, 2024 and 2023 amounted to €4.9 million and €5.3 million, respectively.

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

We anticipate that our general and administrative expenses will increase in the future as we grow our support functions for the potential commercialization of our product candidates and a potential increase in our research and development activities. We also anticipate continuing expenses associated with being a public company in the United States and France, including costs related to audit, legal, regulatory, and tax-related services associated with maintaining compliance with U.S. and French exchange listing and SEC and the French Financial Market Authority, or AMF, requirements, director and officer insurance premiums, and investor relations costs.

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

Other Operating Income (Expenses)

Other operating income (expense) of 2024 consists of the impairment of fixed assets, inventory impairment and transactions costs.

Other operating income (expense) of 2023 related exclusively to transaction costs.

Net Financial Income (Expense)

The net financial income (expense) of 2024 primarily related to the new shares to be issued in the second tranche of the Structured Financing, the warrants that will be attached to such new shares, interest cost, foreign exchange gains and losses as well as fair value gains and losses on forward contracts, and on EIB Warrants, partially offset by income received from deposit account and foreign exchange gains. Our cash and cash equivalents have been deposited primarily in cash accounts and term deposit accounts with short maturities.

Net financial income (expense) of 2023 primarily related to interest cost, foreign exchange losses and fair value losses on derivatives, partially offset by income received from cash and cash equivalents and short-term investments. Our cash and cash equivalents have been deposited primarily in cash accounts and term deposit accounts with short maturities.

Income Tax

Income tax reflects our current income tax, as well as our deferred tax income (expense).

A. Operating Results

Comparison of the Years Ended December 31, 2023, and 2024

Revenue

In the year ended December 31, 2024, the revenue generated amounted to €9.2 million, a decrease of €8.3 million compared to revenue of €17.5 million generated during the year ended December 31, 2023.

Revenues for 2024 consist mainly of the €9.2 million recognized under the CTTQ License Agreement following the receipt of a milestone payment from CTTQ in connection with the closing of the first tranche of the Structured Financing.

Other Income

We generated other income of €5.5 million in the year ended December 31, 2024, compared to other income of €5.7 million generated in the year ended December 2023, which represents a decrease of 3.5%. Other income mainly consisted of CIR for 2024 and 2023 in the amounts of €4.9 million and €5.3 million recorded in 2024 and 2023, respectively.

Research and Development Expenses

Our research and development expenses were €90.9 million in the year ended December 31, 2024, a decrease of €19.1 million compared to research and development expenses of €110.0 million in the year ended December 31, 2023.

The components of our research and development expenses were as follows for the periods presented:

	Year ended December 31,
(in thousands of €)	2023	2024	% change
Research, pre‑clinical study and clinical trial expenses	88,162	68,599	(22)%
Personnel costs, other than share‑based compensation	10,895	10,960	1%
Share‑based compensation expense	2,673	2,345	(12)%
Other expenses	8,283	8,977	8%
Total research and development expenses	110,012	90,880	(17)%

The decrease in our research and development expenses was primarily the result of (i) a €19.6 million decrease in research, pre-clinical study and clinical trial expenses, mainly due to the temporary pause in the recruitment of the patients in the NATiV3 Phase 3 clinical trial of lanifibranor in MASH following the SUSAR reported in the first quarter of 2024 and, to a lesser extent, due to the completion of the LEGEND trial with lanifibranor and empagliflozin in patients with MASH and T2D; (ii) a €0.1 million increase related to salary increases; (iii) a €0.3 million decrease in share-based compensation expense related to share-based payment plans; and (iv) a €0.7 million increase in other expenses due to the amortization costs of the right to use Fibroscans equipment.

The expenses related to research and development are partially offset by the reinvoicing to CTTQ of specific costs related to CRO expenses for clinical trials in China, for an amount of €5.9 million in 2024 compared to €4.0 million in 2023.

R&D expenses started to increase in the second half of 2024 following the effective restart of patient recruitment in NATiV3 and other planned clinical development activities and related costs associated with NATiV3, including costs related to the SUSAR protocol change and the reactivation of sites and patient recruitment.

Research, pre-clinical study and clinical trial expenses are broken down by product candidate for the years ended December 31, 2023 and 2024 in the following table:

	Year ended December 31,
(in thousands of €)	2023	2024	% change
Lanifibranor	85,896	67,479	(21)%
YAP/TEAD	1,207	767	(36)%
NR4A1	905	359	(60)%
Other	153	(5)	(103)%
Total Research, pre‑clinical study and clinical trial expenses	88,162	68,599	(22)%

The decrease by €19.6 million in research, pre-clinical study and clinical trial expenses is primarily related to lanifibranor, for which the related research, pre-clinical study and clinical trial expenses decreased by €18.4 million mainly due to the temporary voluntary pause in the recruitment of patients in the NATiV3 trial following the SUSAR, to a lesser extent, due to the completion of the LEGEND trial.

In February 2025, we informed the representatives of our Worker’s Council of our 2025 Pipeline Prioritization Plan to focus exclusively on the development of lanifibranor and to stop all pre-clinical research activities related to pre-clinical programs, including the termination of the YAP-TEAD and NR4A1 programs. This plan is expected to be implemented in the course of the second quarter of 2025, subject to ongoing negotiations with our Worker’s Council. If implemented as planned, we expect the costs related to programs other than lanifibranor would decrease.

General and Administrative Expenses

Our general and administrative expenses were €15.8 million in the year ended December 31, 2024, an increase of €2.0 million, or 15% compared to general and administrative expenses of €13.8 million in the year ended December 31, 2023, mainly related to a €1 million increase in personnel costs, and a €0.8 million increase in consulting fees.

Marketing — Business Development Expenses

Our marketing —- business development expenses were €2.0 million in the year ended December 31, 2024, an amount that remained unchanged from 2023. They consist primarily of the withholding tax related to entering into the CTTQ License Agreement of €1.0 million, personnel costs and other operating expenses.

Other Operating Income (Expenses)

For the year ended December 31, 2024, our other operating income (expense) increased by €3.6 million compared to 2023, this increase is mainly due to €1.7 million impairment of fixed assets, €0.3 million inventory impairment and €1.5 million transaction costs.

For the year ended December 31, 2023, our other operating income (expense) of (€44 thousand) were exclusively due to transaction costs.

Net Financial Income (Expense)

Our net financial loss was €86 million for the year ended December 31, 2024. The net financial loss is mainly due to the losses on fair value variation related to the financing plan of the second tranche of the Structured Financing (€73.4 million, consisting of €89.4 million for the initial recognition of the fair value of derivative instruments in connection with the Structured Financing, offset by a decrease in fair value of €16 million over the period). It also includes €12.2 million interests, €8.3 million on the amounts drawn under the Finance Contract, €3.2 million on Royalty Certificates and €2.2 million change in fair value of the EIB Tranche A Warrants (€1.7 million) and EIB Tranche B Warrants (€0.5 million), and €1.0 million loss in foreign exchange losses.

Our net financial income was €2.9 million for the year ended December 31, 2024. The net financial income includes €1.1 million interests earned from deposit accounts and €1.7 million foreign exchange gain generated by cash and cash equivalents denominated in U.S. dollars and the favorable exchange rate of euro against the U.S. dollar over the period.

Our net financial loss was €5.1 million for the year ended December 31, 2023. The net financial loss mainly included interests related to the PGE loans, the PPR loans and the Finance Contract, and financial interest on lease liabilities, in which €1.4 million correspond to interests related to the Finance Contract, and €0.4 million change in fair value of the EIB Tranche A Warrants, and €1.3 million loss in foreign exchange.

Our net financial income was €1.8 million for the year ended December 31, 2023. The net financial income includes €1.0 million interests earned from deposit accounts and, €0.8 million foreign exchange gain generated by cash and cash equivalents denominated in U.S. dollars and the favorable exchange rate of euro against the U.S. dollar over the period.

Income Tax

In 2024 and 2023, we have faced tax losses. As the recoverability of our tax losses is not considered probable in subsequent periods due to the uncertainties inherent in our business, no deferred tax assets were recognized in the consolidated financial statements as of December 31, 2024, and 2023 in connection with tax losses carry-forward. Current taxes and deferred tax assets recognized as of December 31, 2024, are related to Inventiva Inc.

In 2024, income tax expenses amount to €313 thousand. The tax expenses mainly relate to the deferred tax assets allowance of €235 thousand for Inventiva Inc.

In 2023, income tax expenses amount to €607 thousand. The tax expenses mainly relate to the deferred tax assets allowance of €481 thousand for Inventiva Inc.

B.	Liquidity and Capital Resources

As of December 31, 2022, 2023 and 2024, we had cash and cash equivalents of €86.8 million, €26.9 million and €96.6 million, respectively. Since our inception, we have incurred operating losses and have financed our activities through successive capital increases, borrowings, upfront and milestone payments under collaboration and license agreements with our partners, subsidies and reimbursement of CIR receivables. During the year ended December 31, 2024, the increase of €69.6 million cash and cash equivalents was mainly due to net cash generated by financing activities for aggregate net proceeds of €145.6 million.

Sources of Liquidity

On January 4, 2024, we issued 3,144,654 EIB Tranche B Warrants to EIB as a condition to the drawdown of Tranche B of €25 million under the Finance Contract with EIB. Each EIB Tranche B Warrant has a subscription price of €0.01 and gave the right to subscribe one share, prior to any adjustments to the exercise ratio, against payment of an exercise price of equal to €3.95 per warrant.

On July 18, 2024, we announced the issuance of the 2024 Royalty Certificates for aggregate gross proceeds of €20.1 million (net proceeds €19.7 million).

On October 11, 2024, we entered into the CTTQ Amendment to the CTTQ License Agreement. Under the CTTQ Amendment, if we receive commitments, before December 31, 2024, from investors to subscribe for our equity, in one or two tranches, for an aggregate gross amount of at least €180 million, or the Equity Raise, CTTQ shall pay us (i) $10 million within 30 days of a successful first tranche of the Equity Raise of at least $90 million, (ii) $10 million upon completion of a successful second tranche of an aggregate amount equal to at least $90 million, and (iii) $10 million upon publication by us of the pivotal data announcing that the primary endpoint or one of the two key secondary endpoints of NATiV3, with any dosage regimen tested in the trial, have been met. Under the terms of the CTTQ Amendment, the total amount of milestone payments under the CTTQ License Agreement remains unchanged, while the royalties that we are eligible to receive based on incremental annual net sales of lanifibranor, if any, have been reduced to the low single digits. In November 2024, CTTQ paid us $10 million following the issuance of the first tranche of the Structured Financing.

On October 14, 2024, we announced the conditional Structured Financing of up to €348 million structured into three tranches. The Structured Transaction consists of the following:

●	the issuance of 34,600,507 ordinary shares, or T1 Shares, and 35,399,481 pre-funded warrants to purchase up to 35,399,481 ordinary shares, or T1 BSAs and together with the T1 Shares, the T1 Securities, for aggregate gross proceeds of €94.1 million (net proceeds approximately €86.6 million). The subscription price for the T1 Shares was €1.35 per share, or T1 Share Subscription Price, and the subscription price of each T1 BSA was €1.34 per share, or T1 BSA Subscription Price. The T1 Securities were issued on October 17, 2024.
●	the issuance of 7,872,064 ordinary shares, or T1 bis Shares, and 8,053,847 pre-funded warrants to purchase up to 8,053,847 ordinary shares, or T1 bis BSAs and together with the T1 bis Shares, the T1 bis Securities, for aggregate gross proceeds of €21.4 million (net proceeds approximately €20.1 million). The subscription price for the T1 bis Shares and T1 bis BSAs was equal to the T1 Share Subscription Price and T1 BSA Subscription Price, respectively. This issuance was subject to adoption by shareholders of the appropriate resolutions by the combined general meeting of shareholders of December 11, 2024, or General Meeting. The investors entered into the subscription agreements regarding the T1 bis Securities, or collectively the T1 bis Subscription Agreement, on December 13, 2024 and the T1 bis Securities were issued on December 19, 2024 and the T1 bis Securities were issued on December 19, 2024.
●	subject to the satisfaction of applicable conditions precedent, or T2 Conditions Precedent, the issuance of units, or ABSAs, the number of which to be determined by our Board of Directors, for aggregate gross proceeds of €116.0 million. Each ABSA will consist of a number of new ordinary shares, or T2 Shares, or, in lieu of ordinary shares, pre-funded warrants, or T2 BSAs, to which warrants, or T3 BSAs, to purchase ordinary shares are attached. The subscription price of the ABSAs will be equal to the lower of (i) €1.35 or (ii) the volume-weighted average of the price of the ordinary shares on Euronext Paris during the five trading sessions preceding pricing of the ABSAs. If issued, the T3 BSAs will have an exercise price of €1.50 per ordinary share and will only become exercisable upon the occurrence of the T3 Triggering Event (as defined below), for maximum proceeds upon exercise of €116.0 million.

The T2 Conditions Precedent for the issuance of the ABSAs and their subscription by each investor are:

●	no material adverse change has occurred between issuance of T1 bis Shares and the settlement and delivery of the ABSAs;
●	the DMC did not recommend a clinical hold on the NATiV3 study;
●	the last patient in the NATiV3 main cohort has been randomized (no later than April 30, 2025);
●	the study drop-out rate before week 72 is less than 30%;
●	the subscription and payment by investors of all the T2 Shares upon settlement-delivery of the T2 Shares;
●	the approval by the shareholders of the issuance of the T2 Shares and the attached T3 BSAs (which approval was obtained at the General Meeting); and
●	the customary settlement-delivery conditions.

Subject to satisfaction of the T2 Conditions Precedent and the issuance of the ABSAs, the exercise of the T3 BSAs is further subject to the release by the Company of topline data announcing that any key primary endpoint or key secondary endpoint of NATiV3 (resolution of NASH without worsening fibrosis and improvement of liver fibrosis without worsening NASH), with any dosage regimen tested in the trial, have been met no later than June 15, 2027, or T3 Triggering Event. The exercise of the T3 BSAs must take place no later than July 30, 2027.

In August 2023, we announced a financing of €35.7 million, in gross proceeds, consisting of two transactions: (i) a capital increase through the issuance of 9,618,638 newly-issued ordinary shares at a subscription price of €3.18 per share, pursuant to which we raised €30.6 million in gross proceeds (€28.0 million in net proceeds), and (ii) the 2023 Royalty Certificates for an aggregate amount of €5.1 million.

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

On May 16, 2022, we entered into the Finance Contract with the EIB for up to €50 million to support our preclinical and clinical pipeline, including to fund a portion of our Phase 3 clinical trial of lanifibranor in patients with MASH. The Finance Contract provides for funding in two equal tranches of €25 million subject to conditions precedent. Following the satisfaction of the applicable conditions precedent, we drew down Tranche A in December 2022 and Tranche B in January 2024. Tranche B carries a 7% interest rate, capitalized annually, with repayment due in January 2027, three years after disbursement. The disbursement was contingent on the full drawdown of Tranche A, receipt of at least €70 million since the Finance Contract, an upfront payment of at least €10 million from a transaction, operational criteria in the NATiV3 trial, and issuing EIB Tranche B Warrants. On June 12, 2024, we amended the warrant agreement with EIB to modify the rules for adjusting the exercise ratios of the EIB Warrants.

In September 2022, we entered into the CTTQ License Agreement with CTTQ to develop and commercialize lanifibranor, in Mainland China, Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan. In connection with the license, CTTQ paid us an upfront payment of $12.6 million, including $1.3 million of withholding taxes (€12.1 million), upon signing of the agreement, and will pay (i) additional payments for an aggregate amount of up to $40 million upon the achievement of certain development and regulatory milestones; and (ii) additional payments for an aggregate amount of up to $250 million upon the achievement of certain commercial milestones. In 2023, we received two short-term milestone payments, the first milestone payment of $2 million was received in July 2023 for the NMPA’s IND approval and the second milestone of $3 million was received in December 2023 following the randomization by CTTQ of the first patient in China in the global NATiV3 Phase 3 clinical trial (€4.3 million total). In addition to milestone payments, subject to regulatory approval, CTTQ will pay us tiered royalties that have been reduced to the low single digits pursuant to the CTTQ Amendment.

Due to our status as a European small and medium-sized enterprise, we receive payment for research tax credits granted in the previous period. Consequently, cash proceeds from research tax credits in a given period correspond to the amount of credits calculated on eligible expenditure for the previous period.

We requested the reimbursement of the CIR for 2022 in 2023 (fully paid April 2023 for an amount of €5.2 million), the reimbursement of the CIR for 2023 in 2024 (fully paid April 2024 for an amount of €5.3 million) and we expect to request the reimbursement of the CIR for 2024 in 2025.

Cash Flow

The following table shows a summary of our cash flows for the periods indicated:

	Year ended December 31,
(in thousands of €)	2023	2024
Net cash used in operating activities	(81,614)	(85,928)
Net cash provided by (used in) investing activities	(7,731)	8,745
Net cash provided by financing activities	29,081	145,592
Net (decrease) increase in cash and cash equivalents	(60,263)	68,409

Operating Activities

During the year ended December 31, 2024, we used €85.9 million cash in operating activities, an increase of €4.3 million compared to €81.6 million for the year ended December 31, 2023. This increase in cash used in operating activities mainly relates to a decrease in revenues by €8.3 million and a lower decrease in working capital of €7.0 million for the year-ended December 31, 2024 as compared to €22.5 million for the year ended December 31, 2023. The unfavorable impacts on the cash used in operating activities are offset by a decrease of €19.1 million in research and development expenses.

During the year ended December 31, 2023, we used €81.6 million cash in operating activities. Cash used in operating activities mainly reflected our net loss of €110.4 million (mainly due to research and development expenses which amounted to €110 million for the year ended December 31, 2023, related to research and development expenses for lanifibranor, including the NATiV3 Phase 3 trial), and were partially offset by the receipt of milestone payments from CTTQ (€4.3 million after deduction of withholding tax for €0.5 million) and by the receipt of the upfront payment from Hepalys (€9.5 million).

Investing Activities

During the year ended December 31, 2024, we provided €8.7 million cash in investing activities. The cash provided is related to the subscription of a €10 million term deposit during the first quarter 2024, initially set for 2 years, and reimbursed early in July 2024. We also obtained the reimbursement of last year deposit of €9 million in 2024.

During the year ended December 31, 2023, we used €7.7 million cash in investing activities. Cash used in investing activities reflected mainly the increase in non-current financial assets of €9 million related to new deposits, and in a decrease of €0.7 million due to an anticipated reimbursement of deposit.

Financing Activities

During the year ended December 31, 2024, financing activities provided €145.6 million cash, primarily consisting of (i) €25 million drawn in January 2024 under Tranche B of the Finance Contract, (ii) aggregate gross proceeds of €20.1 million (net proceeds €19.7 million) from the issuance of 2024 Royalty Certificates in July 2024, (iii) aggregate gross proceeds of €94.1 million (net proceeds €86.2 million) from the issuance of the T1 Shares and the T1 BSAs in October 2024, (iv) aggregate gross proceeds of €21.4 million (net proceeds €19.8 million) from the T1 bis Shares and T1 bis BSAs.

During the year ended December 31, 2023, financing activities provided €29.1 million cash, consisting of (i) a capital increase reserved to specified categories of investors through the issuance of 9,618,638 newly issued ordinary shares, at a subscription price of €3.18 per share and aggregate gross proceeds of €30.6 million and (ii) the issuance of 2023 Royalty Certificates for an aggregate amount of €5.1 million. This was partially offset by repayments of debt for €2.5 million and lease liabilities for €1.6 million.

Material cash requirements

The following table discloses aggregate information about material contractual obligations and periods in which payments were due as of December 31, 2024.

(in thousands of €)	2025	Thereafter		Total
Bank borrowings and other loans	3,349	46,325		49,674
Royalty Certificates	—	29,207	(1)	29,207
Lease liabilities	2,520	2,135		4,654
Purchase obligations - Obligations Under the Terms of CRO/CMO Agreements	128,468	162,187		290,655
Total	134,336	239,853		374,190
(1)	The €29.2 million relating to Royalty Certificates corresponds to debt recognized at amortized cost on the basis of the original effective interest rate.

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

Bank borrowings and other loans represent a €49.7 million cash requirements as of December 31, 2024 and are mainly related to:

●	The three loans taken out in May 2020 from a syndicate of French banks, in the form of the loans guaranteed by the French government for a total amount of €10.0 million in the context of the Covid-19 pandemic. These loans were initially set to mature in May 2021, but were amended to extend the maturity for up to an additional four years. The amendments provide for reimbursement over four years, with the first payment due in July 2022 for one loan, and the first payment due in September 2022 for the two loans, €4.0 million is outstanding on December 31, 2024.
●	The three loans taken out in June 2022 from a syndicate of French banks, in the form of the loans guaranteed by the French government for a total amount of €5.3 million. The French state-guaranteed loan granted by Bpifrance is guaranteed up to 90% by the French government and has a maturity aligned with the existing 2020 PGE for which we have opted for a linear repayment extension until May 2026. The two equity recovery loans, obtained as part of a French government initiative to support companies, have been granted by Crédit Agricole Champagne-Bourgogne and Société Générale. The equity recovery loans are guaranteed predominantly by the state and feature an eight-year financing period and a four-year repayment period, €5.2 million is outstanding on December 31, 2024.
●	The disbursement of €50 million under the Finance Contract with the EIB, €25 million pursuant to the drawdown of Tranche A and €25 million pursuant to the drawdown of Tranche B (including derivatives see below).

Royalty Certificates represent a €29.2 million cash requirements as of December 31, 2024 and are related to:

●	The issuance of 2023 Royalty Certificates for aggregate gross proceeds of €5.1 million (net proceeds €5.1 million).
●	The issuance of 2024 Royalty Certificates for aggregate gross proceeds of €20.1 million (net proceeds €19.7 million).

Leases represent a €4.7 million cash requirements as of December 31, 2024 with a repayment horizon up to 2027, with €2.4 million already reimbursed as of December 31, 2024.

In connection with the NATiV3 clinical trial of lanifibranor, we have entered into agreements with several contract research organizations and contract manufacturing organizations. The total amount to be paid under these agreements amounted globally to €291 million as of December 31, 2024 with €128 million already paid, and a repayment horizon up to 2029. These obligations represent off-balance sheet commitments.

Operating Capital Requirements

As of December 31, 2024, we had €96.6 million of available cash and cash equivalents (see Note 11. – Cash and cash equivalents).

As of the date of authorization of the issuance of these financial statements, we estimate, given our current cost structure and our projected expenditure commitments, that we should have sufficient funds to finance our activities until the middle of the third quarter of 2025. Accordingly, our current cash and cash equivalents are not sufficient to cover our operating needs for at least the next 12 months.

Based on our current business plan, we estimate that to cover our obligations for the next 12 months, our additional cash requirements amount to 40 to 45 million euros. These events and conditions indicate that a material uncertainty exists that may cast significant doubt on our ability to continue as a going concern and, therefore, we may be unable to realize our assets and discharge our liabilities in the normal course of business.

As announced in April 2025, we have completed enrollment of our NATiV3 trial, which supports the satisfaction of certain conditions precedent for the second tranche of the Structured Financing. If we are able to close this second tranche, subject to satisfying the other conditions, we expect to receive in the second quarter of 2025 (i) gross proceeds of approximately €116 million from the second tranche of the Structured Financing, and (ii) a milestone payment of $10 million from CTTQ under the CTTQ Amendment.

Based on our current business plan, we estimate that our existing cash and cash equivalents and these expected potential additional sources of funding would enable us to finance our activities until the end of the third quarter of 2026, as currently planned.

These estimates are based on our current business plan, which includes the 2025 Pipeline prioritization plan under negotiation with our Worker’s Council (described in Note 29. – Events after the reporting date), but exclude any potential milestones (other than the potential milestone from CTTQ referenced above) payable to or by us and any additional expenditures related to other product candidates or resulting from any potential in-licensing or acquisition of additional product candidates or technologies, or any associated development we may pursue. We may have based these estimates on incorrect assumptions and may have to use our resources sooner than expected. These estimates may be shortened in the event of an increase, beyond our expectations, in expenditure relating to the development programs, or if our development programs progress more quickly than expected.

We will need to raise additional funds to support our business and, our research and development programs, as currently contemplated, through:

●	other potential public or private securities offerings; and
●	potential strategic transactions, business development partnerships and/or royalty deals.

In addition, we cannot guarantee that we will be able to obtain the necessary financing or execute any transaction, through any of the foregoing measures or otherwise, to meet our needs or to obtain funds at acceptable terms and conditions, on a timely basis, or at all. If we are unable to obtain funding on a timely basis, we may be required to significantly curtail, delay or discontinue one or more of our programs or the commercialization of any approved product or be unable to expand our operations or otherwise capitalize on our business opportunities, as desired, which could impair our prospects or our business operations.

The consolidated financial statements as of and for the year ended December 31, 2024, have been prepared on a going concern basis assuming we will continue to operate for the foreseeable future. As such, they do not include any adjustments related to the amount or classification of assets and liabilities that may be required if we were not able to continue as a going concern.

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

D.Trend Information

For a discussion of trends, see “Item 4.B—Business Overview,” “Item 5.A—Operating Results” and “Item 5.B—Liquidity and Capital Resources.”

E.Critical Accounting Estimates

Our consolidated financial statements for the years ended December 31, 2022, 2023, and 2024 respectively, have been prepared in accordance with IFRS as issued by the IASB.

Item 6.    Directors, Senior Management and Employees.

A.	Directors and Senior Management

The following table sets forth information concerning our executive officers and directors as of the date hereof:

Name	Age	Position(s)
Executive Officers
Frédéric Cren	59	Chief Executive Officer and Director
Pierre Broqua	63	Deputy Chief Executive Officer and Chief Scientific Officer
Pascaline Clerc	45	Executive Vice President, Strategy and Corporate Affairs
Michael Cooreman	67	Chief Medical Officer
Eric Duranson	51	General Counsel
Nathalie Harroy	58	Head of Human Resources
Kristina Meyer	56	Executive Vice President, Business Development & Alliance Management
Alice Roudot-Ketelers	54	Chief Operating Officer
Jean Volatier	60	Chief Financial Officer and Deputy General Manager
Non-Employee Directors
Mark Pruzanski	57	Chairman of the Board of Directors
Srinivas Akkaraju	57	Director
Lucy Lu	50	Director
Heinz Maeusli(1)(3)(6)	62	Director
Annick Schwebig(2)(3)(5)	74	Director
Andre Turenne(4)	51	Director
Martine Zimmermann(7)	56	Director
(1)	Chair of the audit committee.
(2)	Chair of the compensation and appointments committee.
(3)	Member of the audit committee.
(4)	Member of the compensation and appointments committee.
(5)	As representative of Cell+, the legal entity that holds this board seat.
(6)	Member of the Corporate Social Responsibility Committee.
(7)	Chair of the Corporate Social Responsibility Committee.

Executive officers

Frédéric Cren has served as our Chief Executive Officer since co-founding Inventiva in 2011, and as the chairman of our Board of Directors between May 2016 and December 2024. Previously, he served as the General Manager, Research of Abbott Laboratories, a pharmaceutical company, from 2010 until 2012. He received a master’s degree in business administration from INSEAD, a master’s degree in international relations from Johns Hopkins University and a bachelor’s degree in economics from Paris IX Dauphine University.

Pierre Broqua has served as our Chief Scientific Officer since co-founding Inventiva in 2011, and as our Deputy Chief Executive Officer since May 2016, and as a member of our Board of Directors between May 2016 and December 2024. Previously, Dr. Broqua served as a Head of Research for Abbott Laboratories from 2010 until 2012. He has a Ph.D. in pharmacology from the University of Paris Descartes and a master’s degree in chemistry and biochemistry from Université Pierre et Marie Curie, Paris.

Pascaline Clerc has served as our Executive Vice President, Strategy and Corporate Affairs since October 2023. Prior to that, she served as our Vice President of Global External Affairs between April 2021 and October 2023. Before joining Inventiva, from January 2018 to April 2021, Ms. Clerc served as founder and science policy & strategy advisor at Meliora Strategy, LLC, and as Vice President, External Affairs US at Genfit between January 2019 and October 2020. Ms. Clerc also served as Senior Director of Policy and Advocacy, Animal Testing Research Issues at The Humane Society of the United States between December 2012 and March 2017. She holds a master’s degree in biochemistry, cellular and molecular biology from the University Grenoble Alpes and a Ph.D. in cellular biology from the University Grenoble Alpes.

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

Eric Duranson has served as our General Counsel since July 2021. From February 2020 to June 2021, Mr. Duranson served as the head of the legal team for Western Europe of ResMed, a medical device company, and from January 2017 to January 2020 as the head of the Western Europe legal team for Thermo Fisher Scientific, an analytical laboratory instrument manufacturing company. Prior to that, Mr. Duranson also served as in-house counsel for Sanofi Pasteur from May 2002 to October 2016 and bioMérieux from 1999 to May 2002. He holds a master’s degree in international business law from University Jean Moulin, Lyon III, and a master’s degree in ethics and health law from University Jean Moulin, Lyon III.

Nathalie Harroy has served as our Head of Human Resources since our inception in 2012. Prior to joining Inventiva, Ms. Harroy worked in human resources at Abbott Laboratories from 2010 to 2012. Before its acquisition by Abbott Laboratories in 2010, she held various human resource-related roles within Solvay Pharmaceuticals. Ms. Harroy worked in R&D and the Scientific Affairs Division of Fournier Laboratories prior to its acquisition by Solvay Pharmaceuticals. She holds a DESE degree in Human Resources Management from Conservatoire National des Arts et Métiers (CNAM), Dijon.

Kristina Meyer has served as our Executive Vice President, Business Development & Alliance Management since April 2024. Prior to that, she served as our Head of Business Development between February 2015 and April 2024. Before joining Inventiva, from September 2013 to January 2015, Dr. Meyer served as Vice President of Business Development of Oxford BioTherapeutics Ltd. Dr. Meyer also served as Vice President of Business Development of Evotec (UK) Ltd. between January 2005 to August 2013, and Director Business Development of Sertanty from November 2002 to November 2004. She holds an undergraduate degree and a Ph.D. in chemistry from Goethe University Frankfurt.

Alice Roudot-Ketelers has served as our Chief Operating Officer since February 2023 after having served as Vice President Pharmaceutical & Clinical Development from August 2021 to January 2023. From June 2014 to July 2021, Ms. Roudot-Ketelers served as Vice President Clinical Development at Genfit, where she was in charge of all drug development programs and oversaw cross-functional teams in Chemistry, Manufacturing and Controls, non-clinical and clinical development up to Phase 3 trials. She holds a master’s degree in Pharmacy from the University of Lyon, and a Doctor of Pharmacy degree from the University of Lille.

Jean Volatier has served as our Chief Financial Officer since August 2012, and as our Deputy General Manager since January 2024. Previously, Mr. Volatier was a senior consultant for I Care Environnement, a consulting company from January 2011 to October 2011, the interim Chief Financial Officer of the NAOS Group, a skin care company, from April 2010 to November 2010, and the Chief Financial Officer of the Soufflet Group, an agro-industry company from January 2007 to October 2008. Mr. Volatier serves as a member of the Board of Directors, as chairperson of the audit committee and as member of the corporate social responsibility committee of MaaT Pharma, a biotechnology company. He holds a master’s degree in management from Paris IX Dauphine University, PSL University, an executive specialized master’s degree in corporate social responsibility from MINES-ParisTech, PSL University, and the diplome d’etudes superieures comptables et financieres.

Non-Employee Directors

Mark Pruzanski has served as chairman of our Board of Directors since December 2024. Dr. Pruzanski has been a member of the board of directors of Equillium, a clinical-stage biotechnology company, since September 2018. Prior to joining Inventiva, Dr. Pruzanski served as a member of the Board of Directors from September 2021 to August 2023, and as Chief Executive Officer from April 2022 to September 2023 of Versanis Bio, a clinical-stage biotechnology company, where he spearheaded the development of novel therapies for obesity and other cardiometabolic diseases until the company’s acquisition in 2023 by Eli Lilly and Company. Dr. Pruzanski was also a co-founder and member of the Board of Directors of Intercept Pharmaceuticals, a biopharmaceutical company, where he served as President and Chief Executive Officer from 2002 until January 2021. Prior to co-founding Intercept, Dr. Pruzanski was a venture partner at Apple Tree Partners, an early-stage life sciences venture capital firm that he co-founded, and an entrepreneur-in-residence at Oak Investment Partners, a venture capital firm. Dr. Pruzanski received his M.D. from McMaster University, a M.A. degree in International Affairs from the Johns Hopkins University School of Advanced International Studies, and a bachelor’s degree from McGill University.

Srinivas Akkaraju has served as a member of our Board of Directors since December 2024. Dr. Akkaraju is a Founder and Managing General Partner at Samsara BioCapital. Previously, from April 2013 to February 2016, he served as a General Partner of Sofinnova Ventures. From January 2009 until April 2013, he served as Managing Director of New Leaf Venture Partners. He also previously served as a Managing Director at Panorama Capital, LLC, a private equity firm. Prior to co-founding Panorama Capital, he was with J.P. Morgan Partners, which he joined in 2001 and of which he became a Partner in 2005. From October 1998 to April 2001, he was in Business and Corporate Development at Genentech (now a wholly owned member of The Roche Group), a biotechnology company, most recently as Senior Manager. Dr. Akkaraju is a member of the Board of Directors for Scholar Rock since July 2022, Mineralys Therapeutics since April 2021, vTv Therapeutics since March 2024, and Syros Pharmaceuticals since June 2017. Dr. Akkaraju previously served as director of Chinook Therapeutics from July 2019 to September 2023, Intercept Pharmaceuticals from October 2012 to November 2023, Jiya Acquisition Corp. from November 2020 to November 2022, Seattle Genetics (now, Seagen) from July 2003 to September 2020, Aravive from July 2012 to April 2020 and Principia Biopharma from February 2011 to June 2019. Dr. Akkaraju received his M.D. and a Ph.D. in Immunology from Stanford University and his undergraduate degrees in Biochemistry and Computer Science from Rice University.

Lucy Lu has served as a member of our Board of Directors since May 2018. She serves as the Chief Executive Officer of Prescryptive Bio, a biotech company focused on a novel treatment for metastatic colorectal cancer since March 2023, and served as the Chief Operations Officer of Innovative Cellular Therapeutics, a development-stage biotech company focused on CAR T therapy for solid tumors, between April 2022 and February 2024. Prior to that, Dr. Lu was the Chief Executive Officer and a member of the Board of Directors of Avenue Therapeutics, a biotechnology company, since its inception in 2015 until March 2022, and Executive Vice President and Chief Financial Officer of Fortress Biotech from 2012 to 2017. Dr. Lu serves as a member of the board of Fortress Biotech, a biopharmaceutical company, since December 2022 and of Veru, a biopharmaceutical company, since 2021. Dr. Lu holds a doctor of medicine degree from the New York University School of Medicine and a master’s degree in business administration from the Leonard N. Stern School of Business at New York University. She also received a bachelor’s degree from the University of Tennessee’s College of Arts and Sciences.

Heinz Maeusli has served as a member of our Board of Directors since May 2019. Mr. Maeusli also serves as director and member of the audit committee and nominating & corporate governance committee of Lantheus, a radiopharmaceuticals company, since 2020. He previously served as a director and chairman of the audit committee of Progenics Pharmaceuticals from November 2019 to June 2020. Prior to joining our board, he served from 2003 to 2018 as the Chief Financial Officer of Advanced Accelerator Applications, a biopharmaceutical company operating in the field of nuclear medicine. Mr. Maeusli holds master’s degrees in business from Columbia Business School and from the University of St. Gallen.

Annick Schwebig has served as a member of our Board of Directors since February 2017. In 2000, she founded Actelion Pharmaceuticals France, a pharmaceuticals company specializing in developing drugs for orphan diseases, and served as Chairperson and Chief Executive Officer from 2000 to 2015. Ms. Schwebig has held senior positions in the pharmaceutical industry, including Vice President Medical Affairs France and Vice President Research and Development Europe at Bristol-Myers Squibb, a global biopharmaceutical company, from 1983 to 2000. Ms. Schwebig served as a member of the Board of Directors of Cellectis S.A., a biotechnology company, between 2011 and June 2023. Ms. Schwebig is a graduate of the Paris Faculty of Medicine.

Andre Turenne has served as a member of our Board of Directors since May 2024. Mr. Turenne currently serves as President and Chief Executive Officer of Matchpoint Therapeutics since October 2021, and as advisor to Atlas Venture since 2021. Prior to joining Matchpoint, Mr. Turenne served as President and Chief Executive Officer of Voyager Therapeutics between July 2018 and June 2021. He previously held senior leadership positions at Sanofi, including Senior Vice President and Global Head of Business Development & Licensing, responsible for strategic transactions across therapeutic areas, modalities, and geographies. Mr. Turenne holds a B.A. from Kalamazoo College and an M.B.A. from the Tuck School of Business at Dartmouth.

Martine Zimmermann has served as a member of our Board of Directors since April 2021. Ms. Zimmermann has been the Senior Vice President and Head of Regulatory Affairs of Ipsen Biopharmaceuticals, a global biopharmaceuticals company, since January 2023. Previously, she served as Senior Vice President, Head of Global Regulatory & Quality Affairs of Alexion Pharma International from June 2016 until January 2023 and in various roles of increasing responsibility at Alexion Pharma International since 2009. Throughout her career, she has acquired extensive expertise as Regulatory Affairs Executive in both small and large pharmaceutical groups, holding senior roles in the United States, Europe and Asia-Pacific. Ms. Zimmermann has worked across all phases of drug development within several therapeutic areas, interacting with relevant regulatory authorities in key markets, including the FDA, the EMA and the Japanese Pharmaceuticals and Medical Devices Agency. Ms. Zimmerman also serves as director of Ligand Pharmaceuticals, a biopharmaceutical company, since 2023 and previously served as director of Caelum Biosciences between 2018 and 2019. Ms. Zimmerman holds a Doctor of Pharmacy degree from the University of Strasbourg.

Family Arrangements and Selection Arrangements

There are no family relationships among any of our executive officers or directors.

Subject to shareholder approval, which approval was obtained at the general shareholders’ meeting of December 11, 2024, we appointed Mark Pruzanski and Srinivas Akkaraju as members of the Board, and Mark Pruzanski as Chairman of the Board, pursuant to the subscription agreements we entered into on October 11, 2024 in connection with the Structured Financing. We have further agreed in the subscription agreements to nominate up to four additional persons for approval as members of the Board at a general meeting of shareholders, upon the proposal of certain of the Investors. Such additional members of the Board would replace existing members of the Board (other than Frédéric Cren, Dr. Pruzanski and Dr. Akkaraju).

B.	Compensation

Compensation of Directors and Executive Officers

The aggregate compensation paid and benefits in kind granted by us to our current executive officers and directors, including share-based compensation, for the year ended December 31, 2024 was €3.5 million. For the year ended December 31, 2024, the total amount to be set aside or accrued to provide pension, retirement or similar benefits to our directors or our executive officers was €0.6 million.

Non-Employee Director Compensation

The Annual General Meeting sets the total annual compensation amount. The most recent decision was made on June 20, 2024, setting this amount at €500,000 with effect from 2024. In order to offer competitive compensation packages to directors resident in North America, we will propose to our shareholders at the next shareholders’ general meeting, to be held on May 22, 2025, to increase the aggregate annual compensation package to be allocated among all our directors to €900,000 starting for the 2025 financial year. The following table sets forth information regarding the compensation earned by our non-employee directors for service on our Board of Directors during the year ended December 31, 2024. Dr. Pruzanski, who is the Chairman of our Board of Directors, Mr. Cren, who is our Chief Executive Officer, and Dr. Broqua, who is our Deputy Chief Executive Officer and Chief Scientific Officer (Dr. Broqua until his resignation as director in December 2024), are directors did not receive any additional compensation for their services as directors.

The compensation of our non-employee directors takes their attendance at meetings (virtual or in person) of the Board of Directors and its committees into account as follows:

●	For attending at least 80% of the meetings of the Board of Directors held during the financial year: €50,000 per year per member (the Chairman of the Board of Directors and the Chief Executive Officer receive no remuneration in this respect);
●	For attending less than 80% of the meetings of the Board of Directors held during the financial year: a prorated amount based on €50,000 per year for 100% attendance;
●	For chairing a committee of our Board of Directors: a maximum of €13,000 per year; and
●	For membership of a committee of our Board of Directors (other than as chairperson): a maximum of €7,000 per year.

We will propose to our shareholders at the next shareholders’ general meeting that, subject to the approval of the new aggregate compensation package above, the amounts shown in the first two bullets be increased to €100,000. The maximum compensation for attending committee meetings explained in the last two bullets assumes attendance of 100% of the meetings of such committees during the financial year. In the event of absence from a committee meeting, the compensation will be prorated.

If one of our directors is appointed or leaves during a financial year, such director’s compensation is calculated by weighting the above-mentioned sum of €50,000 (or €100,000) in proportion to the effective term of office over the financial year and in accordance with the rules set out in the first two bullets.

The compensation of our non-employee directors received for the financial year 2024 is set out in the table below.

	Gross Fees	Warrants
Name	Earned (€)(1)	(€)(2)	Total (€)
Mark Pruzanski(3)	—	—	—
Srinivas Akkaraju(3)	—	—	—
Lucy Lu(3)	60,000	—	60,000
CELL+, represented by Annick Schwebig	84,000	—	84,000
Heinz Maeusli	68,400	—	68,400
Martine Zimmermann	60,000	—	60,000
Andre Turenne(3)	60,000	—	60,000
Sofia BV, represented by Chris Buyse (4)	84,000	—	84,000
(1)	Includes out-of-pocket expenses paid by us.
(2)	This column represents the full grant date fair value of share warrants (bons de souscription d’actions) granted during the year as measured pursuant to the Black-Scholes option-pricing model.
(3)

Mr. Turenne was appointed at the general shareholders’ meeting that took place on June 20, 2024. Dr. Pruzanski and Mr. Akkaraju were appointed at the general shareholders meeting that took place on December 11, 2024.

(4)	Sofia BV, represented by Chris Buyse, resigned as director on December 10, 2024.

Executive Officers and Employee Director Compensation

The following table sets forth information regarding compensation earned by Frédéric Cren, our Chairman of the Board and Chief Executive Officer, and by Pierre Broqua, our Deputy Chief Executive Officer, Chief Scientific Officer and Director, during the year ended December 31, 2024.

			Equity	All Other	Paid	Incentive
	Salary	Bonus	awards	Compensation	leave	payments		Total
Name and principal position	(€)(3)	(€)(4)	(€)(5)	(€)(6)	(€)	(€)		(€)
Frédéric Cren	311,116	148,690	263,861	26,007	10,555	—		760,229
Chief Executive Officer and Director(1)
Pierre Broqua	249,717	102,487	263,861	16,522	—	—	(7)	632,587
Deputy Chief Executive Officer and Chief Scientific Officer(2)
(1)	Mr. Cren was replaced as chairman of the Board of Directors on December 11, 2024 but remains our chief executive officer and a member of the Board of Directors.
(2)	Mr. Broqua resigned as director on December 10, 2024 but remains our Deputy Chief Executive Officer and Chief Scientific Officer.
(3)	Reflects gross compensation before taxes.
(4)

For fiscal year 2024, variable compensation has been determined based on the achievement of targets set at the beginning of the year by the Board of Directors in view of Compensation and Appointments Committee recommendations. The performance criteria, which are qualitative in nature, are related to product development, clinical studies results, regulatory approval for certain products, as well as the marketing strategy and financial visibility.

(5)	Reflects valuation of 477,239 share warrants, and 50,484 performance warrants granted during fiscal year 2024.
(6)	Represents housing, car allowances and social guarantees for company managers and executives (GSC).
(7)

On December 11, 2024, we entered into an agreement with Pierre Broqua, our Deputy Chief Executive Officer and Chief Scientific Officer. This agreement governs the transfer of the know-how and results of Pierre Broqua’s research work since January 1, 2023. Dr. Broqua will be compensated for the transfer of the know-how and results pursuant to the terms of our existing policy on remuneration for inventions by employees. For more information about this agreement, see “Item 7.B Major Shareholders and Related Party Transactions—Related Party Transactions—Agreement with Pierre Broqua.” This agreement is subject to the approval by the 2025 Annual General Meeting.

Following the entry in force of the Sapin 2 Law (French law No. 2016-1691 of December 9, 2016), the payment of the elements of variable compensation and, as appropriate, exceptional compensation attributed for a financial year to the Chairman of the Board, the Chief Executive Officer and the Deputy Chief Executive Officer, is conditional on approval by the next ordinary general meeting of their elements of compensation, paid or attributed during the said financial year (ex post vote). The payments of the above variable compensation are subject to approval by our shareholders at the extraordinary shareholder meeting to be held on May 22, 2025.

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

Equity Incentives

We believe our ability to grant equity incentives is a valuable and necessary compensation tool that allows us to attract and retain the best available personnel for positions of substantial responsibility, provides additional incentives to employees and promotes the success of our business. Due to French corporate law and tax considerations, we have historically granted or may grant in the future several different equity incentive instruments to our directors, executive officers, employees and other service providers, including:

●	founder’s share warrants (bons de souscription de parts de créateur d’entreprise, or BSPCE), which are granted to our officers and employees;
●	share warrants (bons de souscription d’actions, or BSA), which have historically only been granted to non-employee directors and a consultant of the company;
●	restricted, or free, shares (actions gratuites, or AGA);
●	stock options (options de souscription et/ou d’achats d’actions); and
●	performance units (plan d’attribution gratuite d’unités de performance, or PAGUP)

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

We had nineteen share-based compensation plans in force in 2024 for our executive officers, non-employee directors, employees and service providers, the BSPCE 2021 Plan, AGA 2021-1, AGA 2021 bis, AGA 2023-1, AGA 2023-2, AGA 2024-1, AGA 2024-2, AGA 2024-3 and AGA 2024-4 Plans, the BSA 2017, BSA 2018, BSA 2019, BSA 2019 bis, BSA 2019 ter, and BSA 2021, BSA 2023-1 and BSA 2023-2 Plans, the SO 2024-1 and SO 2024-2 Plans. In general, founder’s share warrants and share warrants no longer continue to vest following termination of the employment, office or service of the holder and all vested shares must be exercised within post-termination exercise periods set forth in the grant documents. In the event of certain changes in our share capital structure, such as a consolidation or share split or dividend, French law and applicable grant documentation provides for appropriate adjustments of the numbers of shares issuable and/or the exercise price of the outstanding warrants.

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

In 2024, we had one founder’s share warrants plan in effect:

BSPCE 2021 (2021) Plan

On April 16, 2021, the Board of Directors approved the allocation of 600,000 founder share warrants (BSPCE 2021) to Mr. Frédéric Cren and Mr. Pierre Broqua as corporate officers of the Company.

	BSPCE 2021
Plan title	(2021) plan
Decision of issuance by the Board of Directors	04/16/2021
Grant date	04/16/2021
Beneficiaries	Frédéric Cren and Pierre Broqua	(1)
Number of BSPCE granted	600,000
Expiration date	03/31/2034
Number of shares per BSPCE	1
Subscription price (€)	0
Exercise price (€)	11.74
Performance condition	Partially	(2)
Valuation method used	Monte Carlo
Fair value at grant date (€)	5.4 – 5.7

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

As of December 31, 2024, we had issued eight types of share warrants as follows:

	BSA		BSA		BSA		BSA		BSA		BSA	BSA	BSA
Plan title	2017 plan		2018 plan		2019 plan		2019 bis plan		2019 ter plan		2021 plan	2023 plan	2023-2 Plan
Meeting date	May 29, 2017		May 28, 2018		May 27, 2019		May 27, 2019		May 27, 2019		April 16, 2021	May 25, 2023	December 15, 2023
Decision of issuance by the Board of Directors	May 29, 2017		December 14, 2018		June 28, 2019		March 9, 2020		March 9, 2020		April 16, 2021	May 25, 2023	December 15, 2023
Total number of BSAs authorized (General meeting)	600,000		600,000		600,000	(1)	600,000	(1)	600,000	(1)	50,000	10,000	20,000
Total number of BSAs authorized (Board of Directors)	195,000	(2)	126,000	(3)	10,000		10,000		36,000		50,000	10,000	20,000
Total number of BSA subscribed	195,000		126,000		10,000		10,000		36,000		16,000	—	—
Start date for the exercise of the BSAs	(2)		(3)		(4)		(5)		(6)		(8)	(9)	(9)
BSA expiration date	May 29, 2027		December 14, 2028		June 28, 2029		March 9, 2030		March 9, 2030		March 31, 2034	March 31, 2036	March 31, 2036
BSA exercise price per share	€6.675		€6.067		€2.20		€3.68		€3.68		€11.74	€2.51	€3.91
Number of shares subscribed as of December 31, 2024	—		—		—		—		—		—	—	—
Total number of shares available for subscription as of December 31, 2024	130,000		116,000		10,000		10,000		36,000		14,333	10,000	20,000
Maximum number of new shares that can be issued	130,000		116,000		10,000		10,000	(7)	36,000	(7)	14,333	10,000	20,000
(1)	Total number of BSAs authorized for all 2019 plans is 600,000.
(2)	All rights granted under this plan have fully vested. 10,000 BSA 2017 were exercised and 55,000 BSA 2017 were cancelled or have lapsed.
(3)	All rights granted under this plan have fully vested. 10,000 BSA 2018 were cancelled or have lapsed.
(4)	All rights granted under this plan have fully vested.
(5)	All rights granted under this plan have fully vested.
(6)	All rights granted under this plan have fully vested.
(7)	On March 9, 2020, our Board of Directors granted 10,000 BSA 2019 bis and 36,000 BSA 2019 ter all of which have been subscribed by the beneficiaries.
(8)

The BSA 2021 share warrants vested on March 25, 2024, when the Board of Directors confirmed the partial satisfaction of the vesting conditions. 30,000 BSA granted under this plan were cancelled in June 2021 and 4,000 were cancelled in 2022. The BSA 2021 share warrants will expire ten years after vesting.

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

Free Shares (actions gratuites)

Our Free Share Plans were adopted by our Board of Directors on:

●	April 16, 2021 for the 2021 Free Share Plan,

●	December 8, 2021 for the 2021 bis Free Share Plan,
●	May 25, 2023 for the 2023-1 Free Share Plan,
●	December 15, 2023 for the 2023-2 Free Share Plan, and
●	December 13, 2024 for the 2024-1, 2024-2, 2024-3 and 2024-4 Free Share Plans.

Free shares may be granted to any individual employed by us or by any affiliated company. Free shares may also be granted to our Chairman, our Chief Executive Officer and our Deputy Chief Executive Officer. However, no free share may be granted to a beneficiary holding more than 10% of our share capital or to a beneficiary who would hold more than 10% of our share capital as a result of such grant. Shares held by the shareholder for 7 years or longer are excluded for the purposes of calculating this 10% threshold. In addition, under French law, the maximum number of shares that may be granted shall not exceed 10% of the share capital as at the date of grant of the free shares (30% if the allocation benefits all employees).

The conditions for the allocation of free shares as decided by the Board of Directors at its meetings of April 16, 2021 and December 8, 2022, May 25, 2023, December 15, 2023 and December 11, 2024 are set out below. None of the interested parties holds more than 10% of the share capital, no allocation will result in one of the interested parties holding more than 10% of the share capital and no corporate officer has benefited from said allocations.

2021-1 Free Share Plan

On April 16, 2021, the Board of Directors adopted a plan to allocate 466,000 shares, or AGA 2021-1, to 93 employees. Rights granted under the AGA 2021-1 plan vested on March 25, 2024, when the Board of Directors confirmed the partial satisfaction of the vesting conditions. 50% of the shares was allocated subject to compliance by the beneficiary with a condition of presence and the remaining 50% of the shares was allocated subject to (i) the fulfillment by the beneficiary of a condition of presence and (ii) the achievement of certain performance conditions.

Since their issuance, 296,166 AGA 2021-1 were acquired by the beneficiaries and 169,834 lapsed. As of December 31, 2024 no AGA 2021-1 are outstanding.

2021 bis Free Share Plan

On December 8, 2022, the Board of Directors adopted a plan to allocate 123,000 shares, or AGA 2021 bis, to 13 employees. Rights granted under the AGA 2021 bis plan vested on March 25, 2024, when the Board of Directors confirmed the partial satisfaction of the vesting conditions. 50% of the shares was allocated subject to compliance by the beneficiary with a condition of presence and the remaining 50% of the shares was allocated subject to (i) the fulfillment by the beneficiary of a condition of presence and (ii) the achievement of certain performance conditions.

Since their issuance, 65,215 AGA 2021-2 were acquired by the beneficiaries and 57,785 lapsed. As of December 31, 2024 no AGA 2021-2 are outstanding.

2023 Free Share Plans

On May 25, 2023, the Board of Directors adopted a plan to allocate 300,000 free shares, or AGA 2023-1, to Pierre Broqua. Rights granted under the AGA 2023-1 plan will vest on the date of the meeting of the Board of Directors held after closing the financial statements for the financial year ending December 31, 2026. 75% of the shares was allocated subject to compliance by the beneficiary with a condition of presence and the remaining 25% of the shares was allocated subject to the achievement of certain performance conditions. Since the beginning of the plan, 75,000 AGA 2023-1 lapsed.

In May 2023, Frédéric Cren was not eligible for an allotment of free shares under Article L. 225-197-1 II of the French Commercial Code, as he was holding more than 10% of our share capital. The Board of Directors therefore decided on May 25, 2023 to grant 300,000 performance units, or PAGUP 2023, instead of shares under our Free Share plan. However, on December 1, 2023, Article L. 225-197-1 II of the French Commercial Code was amended to exclude shares held by the shareholder for 7 years or longer from the calculation of this 10% threshold. The Board of Directors therefore decided on March 25, 2024 to replace the grant of 300,000 PAGUP 2023 with a grant of 300,0000 performance shares (AGA 2023-1) with the same vesting conditions as AGA 2023-1.

On December 15, 2023, the Board of Directors adopted a plan to allocate 760,000 shares, or AGA 2023-2, to 122 employees. Rights granted under the AGA 2023-2 plan vested on December 15, 2024 when the Chief Executive Officer confirmed the partial satisfaction of the vesting conditions. All rights shares were allocated subject to compliance by the beneficiary with a condition of presence.

Since their issuance, 712,632 AGA 2023-2 were acquired by the beneficiaries and 47,368 lapsed. As of December 31, 2024 no AGA 2023-2 are outstanding.

2024 Free Share Plans

On December 13, 2024, the Board of Directors adopted a plan to allocate 800,000 free shares, or AGA 2024-1, to Frédéric Cren (600,000 are granted on the basis of presence only and the remainder on the basis of presence and performance). The AGA 2024-1 are divided into three thirds, with vesting periods starting on the grant date and ending (i) for the first third: on the first anniversary of the grant date, (ii) for the second third: at the end of the twenty-seventh (27th) month following the grant date, and (iii) for the third: on the third anniversary of the grant date.

On December 13, 2024, the Board of Directors adopted a plan to allocate 800,000 free shares, or AGA 2024-2, to Pierre Broqua (600,000 are granted on the basis of presence only and the remainder on the basis of presence and performance). The AGA 2024-2 are divided into three thirds, with vesting periods starting on the grant date and ending (i) for the first third: on the first anniversary of the grant date, (ii) for the second third: at the end of the twenty-seventh (27th) month following the grant date, and (iii) for the third: on the third anniversary of the grant date.

On December 13, 2024, the Board of Directors adopted a plan to allocate 1,577,000 free shares, or AGA 2024-3, to employees. The AGA 2024-3 are divided into three thirds, with vesting periods starting on the grant date and ending (i) for the first third: on the first anniversary of the grant date, (ii) for the second third: on the second anniversary of the grant date and (iii) for the third: on the third anniversary of the grant date.

On December 13, 2024, the Board of Directors adopted a plan to allocate 113,000 free shares, or AGA 2024- 4 to employees in Germany and in United Kingdom. AGA 2024-4 have the same essential characteristics as AGA 2024-3.

Stock-Options

On December 20, 2024, the Board of Directors decided to allocate stock-options to Mark Pruzanski, as Chairman of the Board of Directors, and to employees, pursuant resolution 61 of the General Meeting held on December 11, 2024.

2024-1 Stock Option Plan

On December 20, 2024, the Board of Directors adopted a plan to allocate 12,898,116 stock-options, or SO 2024-1 to Mark Pruzanski. Rights granted under the SO 2024-1 plan will vest by one third each year and starting on the grant date and ending respectively on the three anniversary periods of the grant date. Twenty-five per cent (25%) of all SO 2024-1 will only vest subject to satisfaction of certain performance conditions. Each SO-2024-1 will entitle Mark Pruzanski to subscribe to one share at an exercise price of €2.35 (including issue premium).

2024-2 Stock Option Plan

On December 20, 2024, the Board of Directors adopted a plan to allocate 301,000 stock-options, or SO 2024-2, to employees outside of France. Rights granted under the SO 2024-1 plan will vest by one third each year, starting on the grant date and ending respectively on the three anniversary periods of the grant date, subject to a presence condition.

Each SO-2024-2 will entitle the holder to subscribe to one share, at an exercise price of €2.35 (including issue premium).

C.Board Practices

Board Composition

Our Board of Directors currently consists of eight members, less than a majority of whom are citizens or residents of the United States. Under French law and our bylaws, our Board of Directors must be comprised of among three and 18 members, without prejudice to the derogation established by law in the event of merger and, when the Board of Directors comprises no more than eight members, the difference between the number of directors of each gender may not exceed two. If the composition of the Board no longer complies with the first paragraph of Article L. 225-18-1, the Board of Directors must make temporary appointments to remedy the situation within six months of the date on which the vacancy occurs. Appointments made by the Board under this paragraph is subject to ratification at our next ordinary shareholders’ meeting. In the absence of ratification, the deliberations and actions previously taken by the Board remain valid. Their term of office, in accordance with our bylaws, is three years. By way of exception and in order only to allow the implementation or maintenance of the staggered terms of office of directors, the ordinary shareholders’ general meeting may appoint one or more directors for a term of one (1) year or two (2) years. Directors chosen or appointed to fill a vacancy must be elected by our Board of Directors for the remaining duration of the current term of the vacant director. The appointment must then be ratified at the next shareholders’ general meeting. In the event the Board of Directors would be comprised of less than three directors as a result of a vacancy, the remaining directors shall immediately convene a shareholders’ general meeting to elect one or several new directors so there are at least three directors serving on the Board of Directors, in accordance with French law.

The following table sets forth the names of our directors, the years of their initial appointment as directors of the board and the expiration dates of their current term.

	Current position(s)	Year of initial appointment	Term expiration year
Mark Pruzanski	Chairman of the Board of Directors	2024	2027
Frédéric Cren	Chief Executive Officer; Director	2011(1)	2025
Srinivas Akkaraju	Director	2024	2027
CELL+, represented by Annick Schwebig	Director	2017	2025
Lucy Lu	Director	2022(2)	2026
Heinz Maeusli	Director	2019	2026
Andre Turenne	Director	2024	2027
Martine Zimmermann	Director	2021	2027
(1)

Mr. Cren served as our President until our transformation into a société anonyme pursuant to the shareholders’ meeting dated May 31, 2016, and has served as our Chairman of the Board of Directors between May 2016 and December 2024, and as our Chief Executive Officer since May 2016.

(2)

The Board of Directors, in its meeting of November 9, 2022, appointed Dr. Lucy Lu as a new director. Dr. Lu had previously been the representative of Sofinnova Partners at our Board of Directors since January 2020. The nomination of Dr. Lu was ratified by the shareholders during the general shareholders’ meeting that took place on January 25, 2023.

Director Independence

As a foreign private issuer, under the listing requirements and rules of the Nasdaq Global Market, we are not required to have independent directors on our board of directors, except to the extent that our audit committee is required to consist of independent directors, subject to certain phase-in schedules. Nevertheless, our Board of Directors has undertaken a review of the independence of the directors and considered whether any director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. Based upon information requested from, and provided by, each director concerning such director’s background, employment and affiliations, including family relationships, our Board of Directors has determined that all of our directors, except for Frédéric Cren, qualify as “independent directors” as defined under applicable rules of the Nasdaq Global Market and the independence requirements contemplated by the Exchange Act. In making these determinations, our Board of Directors considered the current and prior relationships that each non-employee director has had with our company and all other facts and circumstances that our Board of Directors deemed relevant in determining their independence, including the beneficial ownership of our ordinary shares by each non-employee director and his or her affiliated entities (if any).

Furthermore, our board has determined that, under the criteria of the MiddleNext Code, seven of our directors are “independent directors.” The MiddleNext Code sets out the five following criteria justifying the independence of directors, characterized by the absence of any significant financial, contractual or family relationship likely to affect their independence of judgment:

●	they must not be a salaried employee or corporate officer of us or our group and must not have held such a position within the last five years;
●	they must not be in a significant business relationship with us or our group (e.g., client, supplier, competitor, provider, creditor, banker, etc.) within the last two years;
●	they must not be a reference shareholder or hold a significant number of voting rights (i.e., less than 10% of the share capital);
●	they must not have close relationships or family ties with any of our corporate officer or reference shareholder; and
●	they must not have been our auditor within the last six years.

Based on these criteria, our Board of Directors has determined that Mark Pruzanski, Dr. Srinivas Akkaraju, CELL+ represented by Annick Schwebig, Lucy Lu, Heinz Maeusli, André Turenne, and Martine Zimmermann are “independent directors” under the independence criteria of the MiddleNext Code. In making such determination, our Board of Directors considered the relationships that each non-employee director has with us and all other facts and circumstances the Board of Directors deemed relevant in determining the director’s independence, including the number of ordinary shares beneficially owned by the director and his or her affiliated entities, if any.

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

Board Committees

The Board of Directors has established an audit committee, a compensation and appointments committee and a corporate social responsibility committee, which operate pursuant to rules of procedure adopted by our Board of Directors. The composition and functioning of all of our committees complies with all applicable requirements of the French Commercial Code, the Nasdaq Global Market and SEC rules and regulations.

In accordance with French law, committees of our board of directors only have an advisory role and can only make recommendations to our board of directors. As a result, decisions will be made by our board of directors taking into account non-binding recommendations of the relevant board committee.

Audit Committee.

Our audit committee assists our Board of Directors in its oversight of our corporate accounting and financial reporting and submits the selection of our statutory auditors, their remuneration and independence for approval. Annick Schwebig as representative of CELL+ and Heinz Maeusli currently serve on our audit committee. Heinz Maeusli is the chairperson of our audit committee. Our board has determined that each of Annick Schwebig as representative of CELL+ and Heinz Maeusli are independent within the meaning of the applicable listing rules and the independence requirements contemplated by Rule 10A-3 under the Exchange Act. Our Board of Directors has determined that Heinz Maeusli is an “audit committee financial expert” as defined by SEC rules and regulations and that each of the members of the audit committee qualifies as financially sophisticated under the applicable exchange listing rules. Prior to his resignation as a member of our Board of Directors on December 10, 2024, Chris Buyse (representative of Sofia BV) was the chairperson of our audit committee. We intend to rely on the exemption available to foreign private issuers for the requirement that an audit committee be comprised of at least three members, although we may, in the future, look to expand this committee back to three or more members if we find candidates who would be eligible and suitable additions to our audit committee.

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

Compensation and Appointments Committee.

Annick Schwebig as representative of CELL+ and Andre Turenne currently serve on our compensation and appointments committee. Annick Schwebig as representative of CELL+ is the chairperson of our compensation and appointments committee. The Compensation and Appointments Committee meets at least four times a year to assess the individual performance of directors and corporate officers. The Committee recommends to the Board of Directors the decisions to be taken regarding the compensation of directors and corporate officers.

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

Corporate Social Responsibility Committee.

On March 25, 2024, the Board of Directors decided to establish a specialized corporate social responsibility committee to comply with the Middlenext Code, whose main mission is to supervise our corporate social responsibility, or CSR, policy and its deployment, to validate our extra-financial performance and to report to the Board of Directors on matters related thereto. Our CSR committee will work in coordination with our audit committee on some common matters, including data privacy and cybersecurity, and with our management’s CSR operating committee. It will also help prepare for our reporting requirements under the corporate sustainability reporting directive 2022/2464, or CSRD, and the French law implementing the CSRD, considering that the European CSRD regulation is currently under revision (“Ominibus législatif” of the European commission, dated February 25, 2025). Our CSR committee met for the first time on April 2, 2025. Martine Zimmerman and Heinz Maeusli currently serve on our CSR committee. Martine Zimmerman currently serves as chair of the CSR committee.

Frequency of Board and Board Committee Meetings

Under the terms of its internal regulations, the Board of Directors meets at least 4 times a year, and as often as our interests require. In 2024, the Board of Directors met 17 times. The annual collective attendance rate of the Board of Directors is over 88%.

In 2024, the Audit Committee met 3 times, on March 25, 2024, September 23, 2024 and December 9, 2024. In 2024, the annual collective attendance rate of the Audit Committee was over 89%. During this year, the deployment of our risk management and internal control system was reviewed, including the SOX (Sarbanes-Oxley) framework.

In 2024, the Compensation and Appointments Committee met 5 times, on January 19, 2024, March 22, 2024, October 9, 2024, November 15, 2024 and December 4, 2024. In 2024, the annual collective attendance rate of Compensation and Appointments Committee was 100%.

D.	Employees

As of December 31, 2024, we had 118 employees, 114 of whom were full-time employees and 4 of whom were part-time employees. As of December 31, 2024, 89 of our employees were engaged in research and development activities and 29 of our employees were engaged in business development, finance, information systems, facilities, human resources or administrative support. As of December 31, 2024, 107 of our employees were located in France, 9 in the U.S and 2 elsewhere.

Our French employees are represented by collective bargaining agreements of the pharmaceutical industry.

In February 2025, we informed the representatives of our Worker’s Council of our 2025 Pipeline Prioritization Plan to focus exclusively on the development of lanifibranor, to expand the lanifibranor program team to prepare for potential filings for marketing approval and, if approved, the subsequent commercialization of lanifibranor for patients with MASH, and to stop all pre-clinical research activities related to pre-clinical programs, including the termination of the YAP-TEAD and NR4A1 programs. The 2025 Pipeline Prioritization Plan includes reducing our overall current workforce by approximately 50% and is expected to be implemented in the course of the second quarter of 2025, subject to ongoing negotiations with our Worker’s Council.

	At December 31,
Function:	2022	2023	2024
Business development, Finance, IT, Facilities, Human Resources or Administrative Support	24	27	29
Research and development	89	96	89
Total	113	123	118
Geography:
France	103	112	107
United States	8	9	9
Elsewhere	2	2	2
Total	113	123	118

E.	Share Ownership

For information regarding the share ownership of our directors and senior management, see “Item 6.B Directors, Senior Management and Employees—Compensation” and “Item 7.A Major Shareholders and Related Party Transactions—Major Shareholders.”

F.	Disclosure of a registrant’s action to recover erroneously awarded compensation.

Not applicable.

Item 7.    Major Shareholders and Related Party Transactions.

A.	Major Shareholders

The following table and accompanying footnotes set forth, as of March 1, 2025, information regarding beneficial ownership of our ordinary shares by:

●	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our ordinary shares;
●	each of our executive officers;
●	each of our directors; and
●	all of our executive officers and directors as a group.

Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security, including free shares that vest within 60 days of March 1, 2025 and options and warrants that are currently exercisable or exercisable within 60 days of March 1, 2024. Shares subject to free shares that vest within 60 days of March 1, 2025 and shares subject to warrants currently exercisable or exercisable within 60 days of March 1, 2025 are deemed to be outstanding for computing the percentage ownership of the person holding these free shares and warrants and the percentage ownership of any group of which the holder is a member, but are not deemed outstanding for computing the percentage of any other person.

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

Our calculation of the percentage of beneficial ownership is based on 95,662,391 of our ordinary shares outstanding as of March 1, 2025.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Inventiva S.A., 50 rue de Dijon, 21121 Daix, France.

	Number of	Percentage of
	shares	shares
	beneficially	beneficially
Name of beneficial owner	owned	owned
5% Shareholders:
BVF Partners L.P.(1)	8,545,499	8.9%
Invus Public Equities(2)	8,470,274	8.8%
New Enterprise Associates(3)	8,350,730	8.7%
Sofinnova Crossover I SLP(4)	6,751,746	7.0%
Entities affiliated with Yiheng Capital Management, L.P.(5)	6,331,195	6.6%
Andera Partners(6)	6,148,147	6.4%
Frédéric Cren(7)	5,827,224	6.1%
Perceptive Advisors(8)	5,555,555	5.8%
Qatar Holding LLC(9)	5,157,233	5.4%
Eventide(10)	5,059,258	5.3%
Executive Officers:
Frédéric Cren(7)	5,827,224	6.1%
Pierre Broqua(11)	4,097,500	4.3%
Pascaline Clerc(12)	18,250	*
Michael Cooreman(13)	36,500	*
Eric Duranson(14)	66,500	*
Nathalie Harroy(15)	120,033	*
Kristina Meyer(16)	32,519	*
Alice Roudot-Ketelers(17)	66,500	*
Jean Volatier(18)	231,300	*
Directors:
Mark Pruzanski	—	—
Srinivas Akkaraju(19)	4,930,067	4.9%
Lucy Lu	—	—
Heinz Maeusli	—	—
CELL+ represented by Annick Schwebig(20)	33,076	*
Andre Turenne	—	—
Martine Zimmermann	—	—
All directors and executive officers as a group (16 persons)	15,459,469	15.6%

*Represents beneficial ownership of less than 1%.

(1)

The information shown is based upon disclosures on a Schedule 13D/A filed with the SEC on December 23, 2024 by BVF Partners L.P./IL (“BVF Partners”) on behalf of itself and Biotechnology Value Fund, L.P. (“BVF”), BVF I GP LLC (“BVF GP”), Biotechnology Value Fund II, L.P. (“BVF2”), BVF II GP, LLC (“BVF2 GP”), Biotechnology Value Trading Fund OS LP (“Trading Fund OS”), BVF Partners OS Ltd. (“Partners OS”), BVF GP Holdings LLC (“BVF GPH”), BVF Inc./IL, and Mark N. Lampert. BVF directly owns 4,630,461 ordinary shares, including 451,003 ordinary shares underlying ADSs held by it. BVF2 directly owns 3,321,861 ordinary shares, including 234,997 ordinary shares underlying ADSs. Trading Fund OS directly owns 397,086 ordinary shares, including 40 ordinary shares underlying ADSs. 196,091 ordinary shares are held in a certain managed account (“Partners Managed Account”). In addition, (i) BVF directly holds (a) 3,974,936 ordinary shares issuable upon the exercise of the T1 BSAs and (b) 979,028 ordinary shares issuable upon the exercise of the T1 BSAs, (ii) BVF2 directly holds (a) 3,640,567 ordinary shares issuable upon the exercise of the T1 BSAs and (b) 767,394 ordinary shares issuable upon the exercise of the T1 bis BSAs, (iii) Trading Fund OS directly holds (a) 470,954 ordinary shares issuable upon the exercise of the T1 BSAs and (b) 105,296 ordinary shares issuable upon the exercise of the T1 bis BSAs, and (iv) the Partners Managed Account directly holds (a) 144,577 shares issuable upon the exercise of the T1 BSAs and (b) 20,950 ordinary shares issuable upon the exercise of the T1 bis BSAs. The T1 BSAs and the T1 bis BSAs are only exercisable to the extent that after giving effect to such conversion, the holder, its affiliates and any persons who are members of a Section 13(d) group with the holders or their affiliates would beneficially own in the aggregate, for purposes of Rule 13d-3 under the Exchange Act, no more than 4.99% of the outstanding ordinary shares, or the Beneficial Ownership Limitation. By written notice, the holder may from time to time increase or decrease the Beneficial Ownership Limitation. Any such increase will not be effective until the 61st day after such notice is delivered to us. BVF GP is the general partner of BVF, BVF2 GP is the general partner of BVF2, and Partners OS is the general partner of Trading Fund OS. BVF GPH is the sole member of each of BVF GP and BVF2 GP. BVF Partners is the investment manager of BVF, BVF2, Trading Fund OS and the Partners Managed Account and the sole member of Partners OS. BVF Inc., is the general partner of BVF Partners and Mr. Lampert, Mr. Lampert, is a director and officer of BVF Inc. The principal business address for BVF Partners L.P. is 44 Montgomery Street 40th Floor, San Francisco, CA 94104.

(2)

Consists of 8,470,274 ordinary shares held directly by Invus Public Equities, L.P. (“Invus Public Equities”). Invus Public Equities Advisors, LLC (“Invus PE Advisors”) is the general partner of Invus Public Equities. Invus Global Management, LLC, (“Invus Global Management”) is the managing member of Invus PE Advisors. Siren, L.L.C. (“Siren”) is the managing member of Invus Global Management and Mr. Raymond Debbane is the managing member of Siren. The address for Invus Public Equities and Invus PE Advisors is 750 Lexington Avenue, 30th Floor, New York, New York 10022.

(3)

Consists of 6,684,064 ordinary shares, including ordinary shares underlying ADSs, held directly by New Enterprise Associates 17, L.P. (“NEA 17”) and 1,666,666 ordinary shares, including ordinary shares underlying ADSs, held directly by Growth Equity Opportunities 18 VGE, LLC (“GEO 18”). In addition, NEA 17 directly holds 6,296,297 ordinary shares issuable upon the exercise of the T1 BSAs and T1 bis BSAs, and GEO 18 directly holds 9,444,443 ordinary shares issuable upon the exercise of the T1 BSAs and T1b is BSAs. As the sole general partner of New Enterprise Associates 17, L.P., NEA Partners 17, L.P. may be deemed to own beneficially the NEA 17 Shares. As the sole general partner of NEA Partners 17, L.P., NEA 17 GP, LLC may be deemed to own beneficially the NEA 17 Shares. As the sole member of Growth Equity Opportunities 18 VGE, LLC, NEA 18 Venture Growth Equity, L.P. may be deemed to own beneficially the GEO Shares. As the sole general partner of NEA 18 Venture Growth Equity, L.P., NEA Partners 18 VGE, L.P. may be deemed to own beneficially the GEO Shares. The principal business address for New Enterprise Associates 17, L.P., NEA Partners 17, L.P., NEA 17 GP, LLC, Growth Equity Opportunities 18 VGE, LLC, NEA 18 Venture Growth Equity, L.P. and NEA Partners 18 VGE, L.P. is New Enterprise Associates, 1954 Greenspring Drive, Suite 600, Timonium, MD 21093. is 1954 Greenspring Drive, Suite 600, Timonium, Maryland 21093, United States.

(4)

The information shown is based upon disclosures on a Schedule 13G filed with the SEC on February 14, 2025 by Sofinnova Crossover I SLP (“SC”), Sofinnova Partners SAS (“SP SAS”), and Antoine Papiernik, Cédric Moreau, Kinam Hong, Joseph Anderson and Jacques Theurillat, the members of the investment committee of SC. SP SAS is the management company of SC. Consists of 6,751,746 ordinary shares, including ordinary shares represented by ADSs held by Sofinnova Crossover I SLP. The principal business address of each is 7-11, boulevard Haussmann 75009 Paris, France.

(5)

The information shown is partially based upon disclosures on a Schedule 13G filed with the SEC on November 13, 2024 by Yiheng Capital Management, LP (the “Investment Manager”) who serves as investment manager to Yiheng Capital Partners, L.P. (the “Partnership”). Mr. Yuanshan Guo is the managing member of the Investment Manager. In such capacity, Mr. Guo and the Investment Manager may be deemed to have voting and dispositive power with respect to the shares held for the Partnership. Each disclaims beneficial ownership of the securities reported herein except to the extent of that person’s pecuniary interest therein. Consists of 6,331,195 ordinary shares, including 2,644,926 ordinary shares underlying ADSs. The principal office of each is 101 California Street, Suite 2880, San Francisco, CA 94111.

(6)

The information shown is based upon disclosures on a Schedule 13G filed with the SEC on April 14, 2025 by Andera Partners, BioDiscovery 6 FPCI, Stephane Bergez and Francois Xavier Mauron (together, the ("Reporting Persons"). Consists of 6,148,147 ordinary shares held by BioDiscovery 6 FPCI. BioDiscovery 6 FPCI is managed by its management company, Andera Partners. The managing partners of Andera Partners are Stephane Bergez and Francois Xavier Mauron. As a result, each of the Reporting Persons may be deemed to beneficially own the securities held by BioDiscovery 6.

(7)	Consists of 5,612,224 ordinary shares and 215,000 founder share warrants granted under the BSPCE 2021 Plan that vested on March 25, 2024.
(8)

The information shown is based upon disclosures on a Schedule 13G filed with the SEC on March 26, 2025 by Perceptive Advisors LLC (“Perceptive Advisors”), Joseph Edelman (“Mr. Edelman”) and Perceptive Life Sciences Master Fund, Ltd. (“Perceptive Master Fund”). Consists of 5,555,555 ordinary shares held directly by Perceptive Master Fund. In addition, Perceptive Master Fund holds 1,851,851 ordinary shares issuable upon the exercise of the T1 BSAs and T1 bis BSAs to the extent permitted under the Beneficial Ownership Limitation. Perceptive Advisors serves as the investment manager to Perceptive Master Fund. Mr. Edelman is the managing member of Perceptive Advisors. The principal business address of the aforementioned individuals and entities is c/o Perceptive Advisors, LLC, 51 Astor Place, 10th Floor, New York, New York 10003.

(9)

The information shown is based upon disclosures on a Schedule 13G filed with the SEC on September 5, 2023 by Qatar Investment Authority on behalf of itself and Qatar Holding LLC. Consists of 5,157,233 ordinary shares. The principal business address for Qatar Investment Authority is Ooredoo Tower (Building 14), Al Dafna Street (Street 801), Al Dafna (Zone 61), Doha, P.O. Box 23224, Qatar.

(10)

Consists of 5,059,258 ordinary shares held directly by Eventide Healthcare Innovation Fund I LP (“Eventide LP”). Eventide Healthcare Innovation GP LLC (“Eventide GP”) is the general partner of Eventide LP. Eventide Asset Management, LLC (“EAM”) is the managing member of Eventide GP. Robin John is the chief executive officer of EAM. Finny Kuruvilla and Kyle Rasbach are members of Eventide LP’s investment committee. By virtue of the foregoing, each of Mr. John, EAM and Eventide GP may be deemed to have, and Mr. Kuruvilla and Mr. Rasbach may be deemed to share, voting and investment power over the shares held by Eventide LP. The business address of each of Eventide LP, Eventide GP, EAM, Mr. John, Mr. Kuruvilla and Mr. Rasbach is Eventide Healthcare Innovation Fund I LP c/o Eventide Asset Management, LLC, 1 International Place, Suite 4210, Boston, MA 02110.

(11)	Consists of 3,882,500 ordinary shares and 215,000 founder share warrants granted under the BSPCE 2021 Plan that vested on March 25, 2024.
(12)	Consists of 18,250 ordinary shares.
(13)	Consists of 36,500 ordinary shares.
(14)	Consists of 66,500 ordinary shares.
(15)	Consists of 120,033 ordinary shares.
(16)	Consists of 32,519 ordinary shares.

(17)	Consists of 66,500 ordinary shares.
(18)	Consists of 231,300 ordinary shares.
(19)

Consists of 1,991,111 ordinary shares held by Samsara BioCapital, LP (“Samsara”). In addition, Samsara holds 4,645,925 pre-funded warrants it acquired in the Structured Financing, which may be exercised for up to 4,645,925 ordinary shares to the extent permitted under the Beneficial Ownership Limitation. Samsara BioCapital GP, LLC (“Samsara LLC”) is the general partner of Samsara and may be deemed to beneficially own the shares held by Samsara. Dr. Srinivas Akkaraju, MD, Ph.D. has voting and investment power over the shares held by Samsara LLC and, accordingly, may be deemed to beneficially own the shares held by Samsara. Samsara LLC disclaims beneficial ownership in these shares except to the extent of its respective pecuniary interest therein.

(20)	Consists of 3,076 ordinary shares and 30,000 ordinary shares underlying the BSA 2017.

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

In connection with the Structured Financing, we issued 34,600,507 ordinary shares and pre-funded warrants to purchase of up 35,399,481 ordinary shares to close the first phase of the first tranche on October 17, 2024, and 7,872,064 ordinary shares and pre-funded warrants to purchase of up to 8,053,847 ordinary shares to close the second phase of the first tranche on December 19, 2024.

●	BVF Partners LP, who held a stake of approximately 16.4% prior to the Structured Financing, subscribed to 8,231,034 pre-funded warrants for an amount of approximately €11 million at the first phase of the first tranche and to 1,872,668 pre-funded warrants for an amount of approximately €2.5 million at the second phase of the first tranche. After the close the second phase of the first tranche, BVF Partners LP held approximately 9.0% of our share capital on a non-diluted basis;
●	New Enterprise Associates, who held a stake of approximately 10.7% prior to the Structured Financing, subscribed to 2,262,931 new ordinary shares for an amount of approximately €3 million and to 12,823,276 pre-funded warrants for an amount of approximately €17 million at the first phase of the first tranche and to 514,846 new ordinary shares for an amount of approximately €700,000 and to 2,917,464 pre-funded warrants for an amount of approximately €3.9 million at the second phase of the first tranche. After the close the second phase of the first tranche, New Enterprise Associates held approximately 8.8% of our share capital on a non-diluted basis;
●	Sofinnova Partners, who held a stake of approximately 9.7% prior to the Structured Financing, subscribed to 1,369,827 new ordinary shares for an amount of approximately €1.8 million at the first phase of the first tranche and to 311,654 new ordinary shares for an amount of approximately €420,000 at the second phase of the first tranche. After the close the second phase of the first tranche, Sofinnova Partners held approximately 7.1% of our share capital on a non-diluted basis;

●	Yiheng Capital, who held a stake of approximately 7.4% prior to the Structured Financing, subscribed to 1,629,310 new ordinary shares for an amount of approximately €2.2 million at the first phase of the first tranche and to 370,689 new ordinary shares for an amount of approximately €500,000 at the second phase of the first tranche. After the close the second phase of the first tranche, Yiheng Capital held approximately 6.2% of our share capital on a non-diluted basis;
●	Invus Public Equities subscribed to 6,034,482 new ordinary shares for an amount of approximately €8.1 million at the first phase of the first tranche and to 1,372,924 new ordinary shares for an amount of approximately €1.8 million at the second phase of the first tranche. After the close the second phase of the first tranche, Invus Public Equities held approximately 9.5% of our share capital on a non-diluted basis;
●	Andera Partners, who did not previously own any of our shares, subscribed to 5,008,620 new ordinary shares for an amount of approximately €6.7 million at the first phase of the first tranche and to 1,139,527 new ordinary shares for an amount of approximately €1.5 million at the second phase of the first tranche. After the close the second phase of the first tranche, Andera Partners held approximately 5.8% of our share capital on a non-diluted basis; and
●	Perceptive Advisors, who did not previously own any of our shares, subscribed to 4,525,862 new ordinary shares for an amount of approximately €6.1 million and to 1,508,620 pre-funded warrants for an amount of approximately €2.0 million at the first phase of the first tranche and to 1,029,693 new ordinary shares for an amount of approximately €1.3 million and to 343,321 pre-funded warrants for an amount of approximately €460,000 at the second phase of the first tranche. After the close the second phase of the first tranche, Perceptive Advisors held approximately 5.2% of our share capital on a non-diluted basis.

Voting Rights

A double voting right is attached to each registered share which is held in the name of the same shareholder for at least two years. Any of our principal shareholders who have held our ordinary shares in registered form for at least two years have this double voting right.

Shareholders in the United States

As of December 31, 2024, to the best of our knowledge 45,685,186 of our outstanding ordinary shares (including ordinary shares in the form of ADSs) were held by 14 shareholders of record in the United States. The actual number of holders is greater than these numbers of record holders, and includes beneficial owners whose ordinary shares or ADSs are held in street name by brokers and other nominees. This number of holders of record also does not include holders whose shares may be held in trust by other entities.

B.	Related Party Transactions

Since January 1, 2024, we have engaged in the following transactions with our directors, executive officers and holders of more than 5% of our outstanding voting securities and their affiliates, which we refer to as our related parties.

Arrangements with Our Directors and Executive Officers

Director and Executive Officer Compensation

We are parties to employment agreements and other compensation arrangements, including equity compensation arrangements, with our directors and executive officers in the ordinary course of business.

Agreement with Pierre Broqua

On December 11, 2024, we entered into an agreement with Pierre Broqua, our Deputy Chief Executive Officer and Chief Scientific Officer. This agreement governs the transfer of the know-how and inventions of Pierre Broqua’s research work since January 1, 2023 and until Dr. Broqua no longer has a corporate mandate, as the results have led, and may in the future lead, to the filing of certain patents relating to lanifibranor. We have entered into this agreement to ensure that we have a complete and regular chain of ownership of our intellectual property rights. Dr. Broqua will be paid pursuant to our existing policy on remuneration for inventions by employees, as may be amended from time to time, which provides for certain payments upon achievement of milestones in connection with the filing and obtaining patents, regulatory approval and launch of products as follows:

●	€500 for disclosing to us an invention that meets the conditions for patentability;
●	€5,000 when the invention is patented for the first time in one of the territories stipulated in the agreement;
●	€20,000 when a product implementing one or more inventions of which Dr. Broqua is the inventor (or co-inventor) receives marketing authorization in one of the territories stipulated in the agreement;
●	€30,000 when a product implementing one or more inventions of which Dr. Broqua is the inventor (or co-inventor) enters the commercial exploitation phase (generates revenues) in one of the territories stipulated in the agreement.

Based on the current policy and his research work performed to date, assuming Dr. Broqua does not have to share the milestone payments with employees of Inventiva pursuant to the terms of the policy, and subject to the achievement of all milestones for all identified inventions Dr. Broqua has worked on to date, Dr. Broqua could be eligible to aggregate milestone payments up to €335,000.

2024 Royalty Certificates

On July 17, 2024, we entered into subscription agreements with Samsara BioCapital, BVF Partners, New Enterprise Associates, Sofinnova and Yiheng, pursuant to which we agreed to issue and sell, and such investors agreed to purchase and acquire, an aggregate of 201 2024 Royalty Certificates, at a subscription price of €100,000 per certificate.

The 2024 Royalty Certificates will provide the holders thereof with the right to an annual payment of royalties equal to 3% of the future net sales, if any, of lanifibranor beginning in the fiscal year following the start of sales of lanifibranor following the granting of the market authorization for lanifibranor in (i) the United States of America, (ii) the countries of the European Union or (iii) the United Kingdom, whichever occurs first, if at all.

The 2024 Royalty Certificates have a term of 14 years following the date of issuance. In the event of a Merger (as defined in the 2024 Royalty Certificates), and upon our request, the holders of 2024 Royalty Certificates shall negotiate with us the terms upon which we may purchase all of the then-outstanding 2024 Royalty Certificates; provided that neither we nor the holders will have any obligation other than to conduct such negotiations in good faith. We also have a preemptive right on any transfer of 2024 Royalty Certificates.

Structured Financing for up to $348 million

On October 11, 2024, we entered into subscription agreements, or collectively the T1 Subscription Agreements, with certain investors, or Investors, including BVF Partners, New Enterprise Associates and Samsara BioCapital, pursuant to which we agreed to issue and sell to the Investors ordinary shares or, in lieu thereof, pre-funded warrants to purchase ordinary shares, as part of the Structured Financing, a multi-tranche private placement for potential aggregate proceeds of up to €348 million. The Structured Financing consists of the following:

●	The issuance of 34,600,507 T1 Shares and 35,399,481 T1 BSAs to purchase an aggregate of 35,399,481 ordinary shares for aggregate gross proceeds of €94.1 million (net proceeds approximately €86.6 million). The T1 Share Subscription Price was €1.35 per share and the T1 BSA Subscription Price was €1.34 per T1 BSA. The T1 Securities were issued on October 17, 2024.
●	The issuance of an aggregate of 7,872,064 T1 bis Shares and 8,053,847 T1 bis BSAs for aggregate gross proceeds of €21.4 million (net proceeds approximately €20.1 million). The subscription price for the T1 bis Shares and T1 bis BSAs was equal to the T1 Share Subscription Price and T1 BSA Subscription Price, respectively. The investors entered into the T1 bis Subscription Agreements on December 13, 2024 and the T1 bis Securities were issued on December 19, 2024.
●	Subject to the satisfaction of the T2 Conditions Precedent, the issuance of ABSAs, the number of which to be determined by our Board of Directors, for aggregate gross proceeds of €116.0 million. Each ABSA will consist of a number of T2 Shares or, in lieu of T2 Shares, T2 BSAs, to which T3 BSAs to purchase ordinary shares are attached. Upon the satisfaction of the T2 Conditions Precedent, each Investor will be obligated to purchase a number of ABSAs pro rata to the number of T1 Securities purchased by the Investor pursuant to a subscription agreement, or T2 Subscription Agreement. The subscription price of the ABSAs will be equal to the lower of (i) the T1 Subscription Price or (ii) the volume-weighted average of the price of the ordinary shares on Euronext Paris during the five trading sessions preceding pricing of the ABSAs.

If issued, the T3 BSAs will have an exercise price of €1.50 per ordinary share and will only become exercisable upon the occurrence of the T3 Triggering Event (as defined below), for maximum proceeds upon exercise of €116 million (assuming all T3 BSAs are exercised).

The T2 Conditions Precedent that require the Investors to purchase the ABSAs include: (i) no Material Adverse Change (defined as any event, breach or circumstance, individually or in the aggregate, that has had or could reasonably be expected to have a material adverse effect on the clinical development stages of lanifibranor, or on the manufacture of the new drug in preparation for commercial launch, or with respect to the company’s ability to successfully complete the NATiV3 trial and obtain the necessary FDA approvals) between issuance of T1 Securities New Shares and the settlement and delivery of the ABSAs, (ii) the Data Monitoring Committee does not recommend suspending the NATiV3 trial, (iii) the last patient in the NATiV3 main cohort has been randomized no later than April 30, 2025, (iv) the study drop-out rate before week 72 is less than 30%, (v) the subscription and payment by Investors of all the T2 Shares upon settlement-delivery of the T2 Shares, and (vi) approval of the transaction by the shareholders, which approval was obtained at the general shareholders’ meeting of December 11, 2024. As of the date of this annual report, we have completed randomization of patients in the NATiV3 main cohort and the study drop-out rate before week 72 is less than 30%. We are therefore preparing the closing of the second tranche of the Structured Financing.

Subject to satisfaction of the T2 Conditions Precedent and the issuance of the ABSAs, the exercise of the T3 BSAs is further subject to the T3 Triggering Event, i.e. release by the Company of topline data announcing that any key primary endpoint or key secondary endpoint of NATiV3 (resolution of NASH without worsening fibrosis and improvement of liver fibrosis without worsening NASH), with any dosage regimen tested in the trial, have been met no later than June 15, 2027. The T3 BSAs must be exercised no later than July 30, 2027.

There can be no guarantee that the T2 Conditions Precedent will be satisfied or that the T3 Triggering Event will occur on their expected timing or at all. In addition, even if the T3 Triggering Event occurs, Investors may opt not to exercise any or all of the T3 BSAs, in which case the Company will receive less proceeds from the Structured Financing than expected.

The T1 Subscription Agreements also provided that we appoint Mark Pruzanski and Srinivas Akkaraju as members of the Board, subject to shareholder approval, which approval was obtained at the general shareholders’ meeting of December 11, 2024. Subject to his appointment as a member of the Board, the Board had also appointed Dr. Pruzanski as Chairman of the Board. We have further agreed to nominate up to four additional persons for approval as members of the Board at a general meeting of shareholders, upon the proposal of certain of the Investors. Such additional members of the Board would replace existing members of the Board (other than Frédéric Cren, Dr. Pruzanski and Dr. Akkaraju).

Related Person Transaction Policy

We comply with French law regarding approval of transactions with related parties. We have adopted a related person transaction policy that sets forth our procedures for the identification, review, consideration and approval or ratification of related person transactions.

For purposes of our policy only, a related person transaction is defined as (1) any transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we and any related person are, were or will be participants and the amount involved exceeds $120,000 or (2) any agreement or similar transaction under French law which falls within the scope of Article L. 225-38 of the French Commercial Code. However, such transactions, when entered into in the ordinary course of business (opérations courantes), at arms’ length (conclues à des conditions normales) (the “Ordinary Transactions Conducted under Normal Conditions”) or entered into between a fully-owned company and its holding company and not exceeding US$120,000, are deemed not to create or involve a material interest on the part of the related person and are not to be reviewed, nor will they require approval or ratification, under our policy.

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

Amended License and Collaboration Agreement with Chia Tai Tianqing Pharmaceutical Group, Co., LTD

On September 21, 2022, we entered into the CTTQ License Agreement with CTTQ to develop and commercialize lanifibranor in Mainland China, Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan, or each a CTTQ Region.

The CTTQ License Agreement provides CTTQ an exclusive right (i) to develop, import, export, use, manufacture, offer for sale, promote, market, distribute, sell and otherwise commercialize any pharmaceutical product containing lanifibranor (a) alone as the sole active pharmaceutical ingredient or (b) together with one or more Additional Actives (as defined in the Agreement), or together with lanifibranor, the Licensed Products; and (ii) to develop and manufacture lanifibranor within the CTTQ Territory. CTTQ has the right to grant sublicenses to its affiliates without our consent or to a third party with our written consent. We will transfer to CTTQ a copy of our know-how related to the Licensed Products that is necessary or reasonably useful for initiating the development of the Licensed Products and making the IND application to the Chinese regulatory agency. Following the receipt of IND approval from the NMPA in May 2023, CTTQ decided to join our ongoing NATiV3 Phase 3 clinical trial with lanifibranor for the treatment of adult patients with MASH and has initiated a Phase 1 clinical pharmacology study in parallel. CTTQ randomized the first patient in China in the NATiV3 trial in December 2023. CTTQ will bear all costs associated with the trials conducted in Greater China. CTTQ shall be solely responsible, at its own expense, for all regulatory activities with respect to the Licensed Products in the CTTQ Territory, including preparing, filing, obtaining and maintaining regulatory approvals for the Licensed Products.

We also provide technical guidance and services to support the transfer of technology for manufacturing purposes.

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

In connection with the license, CTTQ paid us an upfront payment of $12.6 million, including $1.3 million of withholding taxes, upon signing of the agreement, and will pay (i) additional payments for an aggregate amount of up to $40 million upon the achievement of certain development and regulatory milestones; and (ii) additional payments for an aggregate amount of up to $250 million upon the achievement of certain commercial milestones. In addition, subject to regulatory approval, CTTQ will pay us tiered royalties from high single-digit to mid-teen double digits of net sales for the first three years after the first sale of the applicable Licensed Product, and low to mid-teen double digits starting from the fourth year after the first sale. Royalties shall be payable, on a CTTQ Region-by-CTTQ Region and Licensed Product-by-Licensed Product basis, from the period beginning on the date of the first commercial sale of such Licensed Product in such CTTQ Region and continuing until the expiration of the royalty obligations with respect to such Licensed Product in such CTTQ Region as specified in the agreement, or the CTTQ Royalty Term.

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

In 2023, we received two short-term milestone payments under the CTTQ License Agreement together amounting to a total of $5 million. The first milestone payment of $2 million was received in July 2023 following the NMPA’s IND approval and the second milestone of $3 million was received in December 2023 following the randomization by CTTQ of the first patient in China in the global NATiV3 Phase 3 clinical trial.

Concurrent with the Structured Financing, we entered into the CTTQ Amendment to the CTTQ License Agreement on October 11, 2024. Pursuant to the CTTQ Amendment, if we received commitments, before December 31, 2024, from investors to subscribe for an Equity Raise, in one or two tranches, of an aggregate gross amount of at least €180 million, CTTQ will pay us up to $30 million upon the achievement of certain fundraising and clinical milestones, including (i) $10 million upon completion of the first tranche of the Equity Raise of at least $90 million, (ii) $10 million upon completion of the second tranche of the Equity Raise of $90 million and (iii) $10 million upon the publication of positive topline data announcing that any key primary endpoint or key secondary endpoint of our NATiV3 trial, with any dosage regimen tested in the trial, has been met. Under the terms of the CTTQ Amendment, the total amount of milestone payments payable under the CTTQ License Agreement remains unchanged, while the percentage of royalties that the Company is eligible to receive based on incremental annual net sales of licensed product has been reduced to the low single digits.

The Structured Financing satisfies the conditions of the Equity Raise. In connection with the closing of the first tranche of the Structured Financing in October 2024, we received the first milestone payment of $10 million (net proceeds of €9.2 million) under the CTTQ Amendment. Subject to the closing of the second tranche of the Structured Financing, we expect to receive the second milestone payment of $10 million in gross proceeds in the second quarter of 2025. There can be no guarantee that we will receive the second milestone payment on the expected timing, or at all.

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

Licensing agreement with Hepalys Pharma, Inc. and related agreements

On September 20, 2023, we entered into the Hepalys License Agreement with Hepalys to develop and commercialize lanifibranor in Japan and South Korea, each a Hepalys Region. Hepalys is a new company created by Catalys Pacific, incorporated in Japan.

The Hepalys License Agreement provides Hepalys an exclusive right to (i) develop, import, export (within the Hepalys Territory), use, offer for sale, promote, market, distribute, sell and otherwise commercialize lanifibranor in the Hepalys Territory, (ii) process, fill, finish, package, label, test, and manage inventories of lanifibranor for clinical and commercial supply, and (iii) only in the event of supply failure, manufacture lanifibranor (solely for Hepalys’s own use). We retained the right to develop, whether itself or through any third party, lanifibranor in the South Korea solely for the purposes of obtaining regulatory approvals and commercialization of lanifibranor outside of the Hepalys Territory. Hepalys has the right to grant sublicenses to its affiliates without our consent or to a third party with our written consent. We will transfer to Hepalys a copy of our know-how related to the Licensed Products that is necessary or reasonably useful for initiating the development of lanifibranor and making the IND application to the Japanese regulatory agency. Hepalys will not participate in our ongoing NATiV3 clinical trial; instead, Hepalys will be responsible for conducting and financing all development trials in the Hepalys Territory needed to file for a new drug application in these territories. In the first quarter of 2025, Hepalys initiated the clinical development program of lanifibranor with the first dosing of the first participant in a Phase 1 trial in Japan in patients and healthy volunteers. If positive, this trial is expected to support the initiation of a dedicated pivotal trial in patients with MASH in the Hepalys Territory, which is planned to start once the results of NATiV3 are available. We are responsible for the manufacture and supply of lanifibranor to Hepalys.

In connection with the license, Hepalys paid us an upfront payment of $10 million, which we received on October 18, 2023, and will pay additional payments for an aggregate amount of up to $231 million in milestone payments if certain clinical, regulatory and commercial conditions are met. In addition, subject to regulatory approval, we have the right to receive tiered royalties from mid double digits to low twenties based on net sales of lanifibranor in the Hepalys Territory, on a Hepalys Region-by-Hepalys Region basis, from the period beginning on the date of the first commercial sale in such Hepalys Region in the Territory and continuing until the expiration of the royalty obligations with respect to such product in such Hepalys Region as specified in the agreement, or the Hepalys Royalty Term. Upon the expiration of the Hepalys Royalty Term in each Region, subject to regulatory approval, Hepalys shall have a fully-paid up, perpetual, irrevocable license with respect to the product in such Region.

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

Capital Increase and 2023 Royalty Certificates

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

Concurrently with the entry into the New Share Subscription Agreement, on August 30, 2023, we entered into subscription agreements, or the 2023 Royalty Certificate Subscription Agreements, with certain investors, pursuant to which we agreed to issue and sell, and such investors agreed to purchase and acquire, an aggregate of 51 2023 Royalty Certificates, in a transaction exempt from registration under the Securities Act. The subscription price of the 2023 Royalty Certificate was €100,000 per certificate.

The 2023 Royalty Certificates will provide the holders thereof with the right to an annual payment of Royalties equal to 2% of the future net sales, if any, of our product candidate lanifibranor beginning in the fiscal year following the start of sales of lanifibranor following the granting of the market authorization for lanifibranor in (i) the United States, (ii) the countries of the European Union or (iii) the United Kingdom, whichever occurs first, if at all. The 2023 Royalty Certificates will have a term of 15 years following the date of issuance and do not provide for an accelerated repayment in case of change of control. We may at any time repurchase in full the 2023 Royalty Certificates by paying an amount equal to (i) the global cap of €92.1 million minus any Royalties paid prior to such repurchase or (ii) a price to be agreed between us and the holders of the 2023 Royalty Certificates. We have a preemptive right on any transfer of the 2023 Royalty Certificates. In connection with the entry into the Royalty Certificate Subscription Agreements, the investors party thereto have agreed not to sell, transfer or otherwise dispose of the Royalty Certificates for a period of six months following the date of closing, subject to certain specified exceptions.

We received aggregate gross proceeds of €35.7 million from the issuance and sale of the New Shares and the 2023 Royalty Certificates.

2024 Royalty Certificates

On July 17, 2024, we entered into subscription agreements with Samsara BioCapital, BVF Partners, New Enterprise Associates, Sofinnova and Yiheng, pursuant to which we agreed to issue and sell, and such investors agreed to purchase and acquire, an aggregate of 201 2024 Royalty Certificates, at a subscription price of €100,000 per certificate. For more information, see “Item 7.B Major Shareholders and Related Party Transactions—Related Party Transactions—2024 Royalty Certificates.”

Structured Financing for up to $348 million

On October 11, 2024 and December 13, 2024, we entered into T1 Subscription Agreements and T2 Subscription Agreements, respectively, with the Investors pursuant to which we agreed to issue and sell to the Investors ordinary shares or, in lieu thereof, pre-funded warrants to purchase ordinary shares as part of the Structured Financing, a multi-tranche private placement for potential aggregate proceeds of up to €348 million. For more information, see “Item 7.B Major Shareholders and Related Party Transactions—Related Party Transactions—Structured Financing for up to $348 million.”

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

Based on our current estimates of the composition of our income and the composition and valuation of our assets for the taxable year ending December 31, 2024, we believe that we likely were not a PFIC for the year ending December 31, 2024. Our status as a PFIC is a fact-intensive determination made on an annual basis after the end of each taxable year and we cannot provide any assurances regarding our PFIC status for the past, current or future taxable years. Accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status for any prior taxable year, and also expresses no opinion with regard to our current or future PFIC status.

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

U.S. Federal Income Tax Consequences If We Are Not a PFIC. The description of the U.S. federal income tax consequences of the receipt of distributions and the sale or other taxable exchange of our ADSs, described in the following two sections “—Distributions” and “—Sale, Exchange or Other Taxable Disposition of the ADSs,” apply only if we are not a PFIC in the relevant year and our stock is not subject to the rules described above under “—Passive Foreign Investment Company Considerations” because we were a PFIC with respect to a U.S. holder and its ADSs in a prior year.

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

Tax on Sale or Other Disposition

As a matter of principle, under French tax law, a U.S. holder should not be subject to any French tax on any capital gain from the sale, exchange, repurchase or redemption by us of ordinary shares or ADSs, provided such U.S. holder is not a French tax resident for French tax purposes and has not held more than 25% of our dividend rights, known as “droits aux benefices sociaux”, at any time during the preceding five years, either directly or indirectly, and, as relates to individuals, alone or with relatives and has not transferred ordinary shares or ADSs as part of redemption by Inventiva in which case the proceeds may under certain circumstances be partially or fully characterized as an dividends under French domestic law and, as a result, be subject to French dividend withholding tax (as an exception, a U.S holder resident, established or incorporated in a non-cooperative State or territory as defined in Article 238-0 A of the French Code général des impôts (French Tax Code, or FTC) other than those States or territories mentioned in 2° of 2 bis of the same Article 238-0 A should be subject to a 75% withholding tax in France on any such capital gain, regardless of the fraction of the dividend rights it holds). The list of non-cooperative State or territory is published by decree and is in principle updated annually. This list was last updated on 16 February 2024, and currently includes Anguilla, Antigua and Barbuda, the Bahamas, Belize, Fiji, Guam, US Virgin Islands, Palau, Panama, Russia, Samoa, American Samoa, Seychelles, Trinidad and Tobago, Turk and Caicos and Vanuatu. States referred to in Article 238-0 A, 2 bis-2° of the FTC, and thus outside of the scope of Article 244 bis B of the FTC, are currently Antigua and Barbuda, Belize, Fiji, Guam, US Virgin Islands, Palau, Panama, Russia, Samoa, American Samoa and Trinidad and Tobago.

In general, under application of the Treaty, a U.S. holder who is a U.S. resident for purposes of the Treaty and entitled to Treaty benefit will not be subject to French tax on any such capital gain unless the ordinary shares or the ADSs form part of the business property of a permanent establishment or fixed base that the U.S. holder has in France. U.S. holders who own ordinary shares or ADSs through U.S. partnerships that are not resident for Treaty purposes are advised to consult their own tax advisors regarding their French tax treatment and their eligibility for Treaty benefits in light of their own particular circumstances. A U.S. holder that is not a U.S. resident for Treaty purposes or is not entitled to Treaty benefit (and in both cases is not resident, established or incorporated in a non-cooperative State or territory as defined in Article 238-0 A of the FTC other than those States or territories mentioned in 2° of 2 bis of the same Article 238-0 A) and has held more than 25% of our dividend rights, known as “droits aux benefices sociaux,” at any time during the preceding five years, either directly or indirectly, and, as relates to individuals, alone or with relatives will be subject to a levy in France at the rate of 12.8% if such U.S. holder is an individual or 25% for corporate bodies or other legal entities. Special rules apply to U.S. holders who are residents of more than one country.

Pursuant to Article 235 ter ZD of the FTC, purchases of shares or ADSs of a French company listed on a regulated market of the European Union or on a foreign regulated market formally acknowledged by the French Financial Market Authority, or AMF, are subject to a 0.3% French tax on financial transactions provided that the issuer’s market capitalization exceeds one billion euros as of December 1 of the year preceding the taxation year. Nasdaq is not currently acknowledged by the AMF but this may change in the future. In application of the Finance Act for 2025, the rate of French tax on financial transactions is raised to 0.4% for the acquisitions made from 1 April 2025.

A list of relevant French companies whose market capitalization exceeds €1.0 billion as of December 1 of the year preceding the taxation year within the meaning of Article 235 ter ZD of the FTC used to be published annually by the French Ministry of Economy. It is now published by the French tax authorities, and could be amended at any time. Pursuant to Regulations BOI-ANNX-000467-23/12/2024 issued on December 23, 2024, we are currently not included in such list, but this may change in the future. Please note that such list may be updated from time to time, or may not be published anymore in the future.

Purchases of our securities may be subject to such tax provided that our market capitalization exceeds one billion euros and that Nasdaq is acknowledged by the AMF.

Pursuant to Article 726 II d) of the FTC, transfers of securities that are subject to the French tax on financial transactions are exempt from any transfer tax in France. Conversely, in the case where Article 235 ter ZD of the FTC is not applicable, transfers of shares issued by a listed French company are subject to uncapped registration duties at the rate of 0.1% if the transfer is evidenced by a written statement (acte) executed either in France or outside France. Although there is no case law or official guidelines published by the French tax authorities on this point, transfers of ADSs should remain outside of the scope of the aforementioned 0.1% registration duties.

Taxation of Dividends

Dividends paid by a French corporation to beneficial owners that are non-residents of France are generally subject to French withholding tax at a rate of 12.8% for individuals or 25% for corporate bodies or other legal entities. Dividends paid by a French corporation in a non-cooperative State or territory, as defined in Article 238-0 A of the FTC other than those States or territories mentioned in 2° of 2 bis of the same Article 238-0 A, may be subject to French withholding tax at a rate of 75%. However, eligible U.S. holders entitled to Treaty benefits under the “Limitation on benefits” provision contained in the Treaty who are U.S. residents, other than individuals subject to the French withholding tax rate at 12.8%, as defined pursuant to the provisions of the Treaty, will not be subject to this 25% or 75% withholding tax rate, but may be subject to the withholding tax at a reduced rate (as described below).

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

Otherwise, dividends paid to a U.S. holder, other than individuals subject to the French withholding tax rate at 12.8%, will be subject to French withholding tax at the rate of 25%, or 75% for any U.S. holder if paid in a non-cooperative State or territory (as defined in Article 238-0 A of the FTC, other than those States or territories mentioned in 2° of 2 bis of the same Article 238-0 A), and then reduced at a later date to 5% or 15%, provided that such holder duly completes and provides the French tax authorities with the treaty forms Form 5000 and Form 5001 before December 31 of the calendar year following the year during which the dividend is paid (due to recent case law regarding the statute of limitation for filing a withholding tax claim; U.S. holders are advised to consult their own tax advisors in this respect).

Certain qualifying pension funds and certain other tax-exempt entities are subject to the same general filing requirements as other U.S. holders except that they may have to supply additional documentation evidencing their entitlement to these benefits.

Since the withholding tax rate applicable under French domestic law to U.S. holders who are individuals does not exceed the cap provided in the Treaty (i.e., 15%), the 12.8% rate shall apply, without any reduction provided under the Treaty.

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

Real Estate Wealth Tax

On January 1, 2018, the French wealth tax (impôt de solidarité sur la fortune) was replaced with a French real estate wealth tax (impôt sur la fortune immobilière) which applies only to individuals owning French real estate assets or rights, directly or indirectly through one or more legal entities and whose net taxable assets amount to at least €1,300,000.

French real estate wealth tax may only apply to U.S. holders to the extent the company holds real estate assets that are not allocated to its operational activity, for the fraction of the value of the financial rights representing such assets, and does not generally apply to securities held by an eligible U.S. holder who is a U.S. resident, as defined pursuant to the provisions of the Treaty, provided that such (i) U.S. holder (a) does not own directly or indirectly more than 25% of the issuer’s financial rights and (b) that the ADSs do not form part of the business property of a permanent establishment or fixed base in France and (ii) that the issuer’s assets do not consist in at least 50 percent of real property located in France, or that the issuer’s shares do not derive at least 50 percent of their value, directly or indirectly, from real property located in France.

U.S. Holders are advised to consult their own tax advisor regarding the specific tax consequences which may apply to their particular situation with respect to such French real estate wealth tax (impôt sur la fortune immobilière).

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

Item 11.    Quantitative and Qualitative Disclosures About Market Risk.

Foreign Currency Exchange Risk

We use the euro as our functional currency for our financial communications. However, a portion of our operating expenses is denominated in foreign currencies as a result of our studies and clinical trials performed outside the Eurozone, including in the United States, United Kingdom, Switzerland, Australia, Canada and Sweden. In addition, we are exposed to exchange rate risk with respect to the funding of our U.S. subsidiary and its R&D activities in the U.S.

During 2024, expenses in foreign currencies totaled approximately €37.3 million based on the exchange rates in effect at the date of each transaction, or approximately 33.3% of our operating expenses, compared to approximately €46.8 million, or 37.2%, during 2023. As a result, we are exposed to foreign exchange risk inherent in operating expenses incurred. The exposure to foreign exchange risk is unlikely to have a material adverse impact on our results of operations or financial position. However, unfavorable exchange rate fluctuations between the euro and the dollar, which are difficult to predict, could affect our financial situation. A five-percentage point increase in exchange rates would have an impact of €-1.4 million. In addition, we currently have revenues in euros and U.S. dollars. As we advance our clinical development in the United States and potentially commercialize lanifibranor in that market, we expect to face greater exposure to exchange rate risk and would then consider using exchange rate hedging techniques at that time.

Our cash and cash equivalents were €96.6 million and €26.9 million as of December 31, 2024 and 2023, respectively. As of December 31, 2024, 68.5% of our cash and cash equivalents were held in euros, 31.5% were denominated in U.S. dollars. Changes in exchange rates had no material impact on U.S. dollar balances held by us.

A five-percentage point increase in exchange rates would reduce the carrying value of financial assets denominated in USD at December 31, 2024 by €1.4 million and as at December 31, 2023 by €0.35 million. A five-percentage point decrease in exchange rates would increase the carrying value of financial assets held in foreign currencies at December 31, 2024 by €1.6 million and as at December 31, 2023 by €0.35 million.

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

Fair Value Measurement - Derivatives Risk

We are exposed to the fluctuations of the changes in the fair value of the EIB warrants, the new shares and pre-funded warrants from the second tranche of the Structured Financing (derivatives), as the changes on the performance of the underlying can have a significant impact on our Statement of Income (Loss). A 1% change in volatility would impact the fair value of all EIB warrants by €0.1 million, and consequently net income by the same amount. A one-percentage point increase or decrease in volatility would have an impact of €0.1 million on the EIB warrants fair value, an impact of €0.7 million from the new shares and pre-funded warrants of the second tranche of the Structured Financing, and on our Statement of Income (Loss).

Credit Risk

We are exposed to credit risk from our operating activities, primarily trade receivables, and cash, cash equivalents and deposits held with banks and financial institutions. Cash, cash equivalents and deposits are maintained with financial institutions in France and the United States. We are also potentially subject to concentrations of credit risk in our trade receivables. Concentrations of credit risk are with respect to trade receivables owed by a limited number of commercial partners, including Hepalys and CTTQ. Our exposure to credit losses is low, however, owing largely to the credit quality of our collaboration partners, the significant majority of which are considerably larger than us.

Liquidity Risk

As of December 31, 2024, we had €96.6 million of available cash and cash equivalents.

The amount and timing of our future funding requirements will depend on many factors, including but not limited to:

●	our ability to close the second and third tranches of the Structured Financing;
●	the progress, costs, results of and timing of our ongoing and planned clinical trials;
●	our ability to reach milestones under our existing partnership arrangements, including our partnerships with CTTQ and Hepalys, or enter into additional partnership agreements that would generate milestone payments, licensing fees or other sources of income;
●	the willingness of the FDA, EMA, NMPA and other comparable regulatory authorities to accept the clinical trials and pre-clinical studies and other work from us or our partners as the basis for review and approval of product candidates;
●	the outcome, costs and timing of seeking and obtaining regulatory approvals from the FDA, EMA and other comparable regulatory authorities;
●	the need for additional or expanded pre-clinical studies and clinical trials beyond those that we envision conducting with respect to our current and future product candidates;

●	the success of our current partners, including CTTQ and Hepalys, and any future partners, and the economic and other terms of any licensing, cooperation or other similar arrangements into which we may enter;
●	the number of product candidates and indications that we pursue;
●	the timing and costs associated with manufacturing our product candidates for clinical trials and pre-clinical studies and, if approved, for commercial sale;
●	the timing and costs associated with establishing sales and marketing capabilities;
●	market acceptance of any approved product candidates;
●	the costs of acquiring, licensing or investing in additional businesses, products, product candidates and technologies;
●	the cost to maintain, expand and defend the scope of our intellectual property portfolio, including the amount and timing of any payments we may be required to make, or that we may receive, in connection with licensing, filing, prosecution, defense and enforcement of any patents or other intellectual property rights;
●	our need and ability to hire additional management, development and scientific personnel; and
●	our need to implement additional internal systems and infrastructure, including financial and reporting systems.

As of the date hereof, we estimate, given our current cost structure and our projected expenditure commitments, that we should have sufficient funds to finance our activities until the middle of the third quarter of 2025. Accordingly, our current cash and cash equivalents are not sufficient to cover our operating needs for at least the next 12 months.

Based on our current business plan, we estimate that to cover our needs for the next 12 months, our additional cash requirements amount to 40 to 45 million euros. These events and conditions indicate that a material uncertainty exists that may cast significant doubt on our ability to continue as a going concern and, therefore, we may be unable to realize our assets and discharge our liabilities in the normal course of business.

As announced in April 2025, we have completed enrollment of our NATiV3 Phase 3 clinical trial of lanifibranor in patients with MASH, which supports the satisfaction of certain conditions precedent for the second tranche of the Structured Financing. If we are able to close this second tranche, subject to satisfying the other conditions, we expect to receive in the second quarter of 2025 (i) gross proceeds of approximately €116 million from the second tranche of the Structured Financing, and (ii) a milestone payment of $10 million from CTTQ under the CTTQ License Agreement. For more information about the conditions precedent to the second tranche of the Structured Financing, see “Item 7.B Major Shareholders and Related Party Transactions—Related Party Transactions—Structured Financing for up to $348 million.” For more information about the conditions precedent to the milestone payment from CTTQ under CTTQ License Agreement, see “Item 10.C Material Contracts—Amended License and Collaboration Agreement with Chia Tai Tianqing Pharmaceutical Group, Co., LTD.” Based on our current business plan, we estimate that our existing cash and cash equivalents and these expected potential additional sources of funding would enable us to finance our activities until the end of the third quarter of 2026, as currently planned.

These estimates are based on our current business plan which includes the 2025 Pipeline Prioritization Plan under negotiations with our Worker’s Council but excludes any potential milestone payments (other than the potential milestone from CTTQ referenced above) payable to or by us and any additional expenditures related to other product candidates or resulting from any potential in-licensing or acquisition of additional product candidates or technologies, or any associated development we may pursue. We may have based these estimates on incorrect assumptions and may have to use our resources sooner than expected. These estimates may be shortened in the event of an increase, beyond our expectations, in expenditure relating to the development programs, or if our development programs progress more quickly than expected.

We will need to raise additional funds to support our business and our research and development programs, as currently envisaged, through:

●	other potential public or private securities offerings; and
●	potential strategic transactions such as business development partnerships and/or royalty deals.

Global macroeconomic conditions or disruptions and volatility in the U.S. and global financial markets linked in particular to geopolitical events that continue to impact the markets (including Russia’s invasion of Ukraine or the conflict in the Middle East, including with respect to some clinical trial sites in Israel for the NATiV3 trial, and the related risk of a larger conflict as well as tariffs that have been or may in the future be imposed by the United States or other countries) could affect our ability to obtain new financing.

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

In addition, we cannot guarantee that we will be able to obtain the necessary financing or execute any transaction, through any of the foregoing measures or otherwise, to meet our needs or to obtain funds at acceptable terms and conditions, on a timely basis, or at all especially taking into account the generally challenging environment for financing of biotech companies. If we are unable to obtain funding on a timely basis, we may be required to significantly curtail, delay or discontinue one or more of our programs or the commercialization of any approved product or be unable to expand our operations or otherwise capitalize on our business opportunities, as desired, which could impair our prospects or our business operations. The perception that we may be unable to continue as a going concern may impede our ability to pursue any potential financing or strategic opportunities or to operate our business. Ultimately, if we are unable to continue as a going concern, we may have to liquidate our assets and may receive less than the value at which those assets are carried on our financial statements, and it is likely that investors will lose all or part of their investment. Any additional fundraising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to develop and, if approved, commercialize our product candidates.

Inflation Risk

We believe that inflation will have a general impact on our business in line with overall price increases, increases in the cost of borrowing, and operating in an inflationary economy. We have seen a 3-5% price increase in 2024 during negotiations with our vendors and are not able to offset such higher costs through price increases, as we do not currently have any approved products. We cannot predict the timing, strength, or duration of any inflationary period or economic slowdown or its ultimate impact on us. If the conditions in the general economy significantly deviate from present levels and continue to deteriorate, it could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

We have carried out an evaluation under the supervision and with the participation of management, including our Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer), of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) of the Exchange Act) as of the end of the period covered by this Annual Report on Form 20-F. Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures as of December 31, 2024, have concluded that, as of such date, our disclosure controls and procedures were effective at the reasonable assurance level.

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

Under the supervision and with the participation of our Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer), management conducted an assessment of our internal control over financial reporting using the criteria set forth in the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, or the 2013 COSO Framework. In connection with this assessment and the preparation of our consolidated financial statements for the year ended December 31, 2024, our management concluded that our internal control over financial reporting was effective as of December 31, 2024.

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

Item 16.       [RESERVED]

Item 16A.    Audit Committee Financial Expert.

Our board of directors has determined that Heinz Maeusli is an “audit committee financial expert” as defined by SEC rules and regulations and has the requisite financial sophistication under the applicable rules and regulations of the Nasdaq Stock Market. Heinz Maeusli is independent as such term is defined in Rule 10A-3 under the Exchange Act and under the listing standards of the Nasdaq Stock Market.

Item 16B.    Code of Business Conduct and Ethics.

We have adopted a Code of Business Conduct and Ethics, or the Code of Conduct, applicable to all of our employees, senior management and directors. The Code of Conduct is available on our website at www.inventivapharma.com.

Item 16C.    Principal Accountant Fees and Services.

KPMG S.A., or KPMG, has served as our independent registered public accounting firm for 2023 and 2024. Our accountants billed the following fees to us for professional services in each of those fiscal years:

	Year ended
	December 31,
(in thousands of euros)	2024	2023
Audit Fees	879	1,218
Audit-Related Fees	245	14
Tax Fees	—	—
All Other Fees	—	—
Total	1,124	1,232

Auditor Name	Auditor Location	Auditor Firm ID
KPMG SA	Paris La Defense, France	1253

“Audit Fees” are the aggregate fees billed for the audit of our annual financial statements. This category also includes services that KPMG provides, such as consents and review of documents filed with the SEC.

“Audit-Related Fees” are the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit and are not reported under Audit Fees.

“Tax Fees” are fees for tax compliance, tax advice, and tax planning. There were no “Tax Fees” billed or paid during 2024 and 2023.

“All Other Fees” are any additional amounts billed for services provided by KPMG. There were no “Other Fees” billed or paid during 2024 and 2023.

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

The following is a summary of the significant ways in which our corporate governance practices differ from those followed by U.S. companies listed on Nasdaq:

•

Audit Committee. As a foreign private issuer, we are required to comply with Rule 10A-3 of the Exchange Act, relating to audit committee composition and responsibilities. Rule 10A-3 provides that the audit committee must have direct responsibility for the nomination, compensation and choice of our auditors, as well as control over the performance of their duties, management of complaints made, and selection of consultants. However, if the laws of a foreign private issuer’s home country require that any such matter be approved by the board of directors or the shareholders, the audit committee’s responsibilities or powers with respect to such matter may instead be advisory. Under French law, the audit committee may only have an advisory role and appointment of our statutory auditors, in particular, must be decided by the shareholders at our annual meeting. In addition, Nasdaq rules require that an audit committee be comprised of at least three members. Consistent with French law, our audit committee only consists of two members since Sofia BV, represented by Chris Buyse (representative of Sofia BV), resigned as director on December 10, 2024. We intend to rely on the exemption available to foreign private issuers for the requirement that an audit committee be comprised of at least three members, although we may, in the future, look to expand this committee back to three or more members if we find candidates who would be eligible and suitable additions to our audit committee.

●	Quorum Requirements. Nasdaq rules require that a listed company specify that the quorum for any meeting of the holders of common stock be at least 331/3% of the outstanding shares of the company’s voting stock. Consistent with French law, our bylaws provide that a quorum requires the presence of shareholders having at least (1) 20% of the shares entitled to vote in the case of an ordinary shareholders’ general meeting or at an extraordinary shareholders’ general meeting where shareholders are voting on a capital increase by capitalization of reserves, profits or share premium, or (2) 25% of the shares entitled to vote in the case of any other extraordinary shareholders’ general meeting. If a quorum is not present, the meeting is adjourned. There is no quorum requirement when an ordinary general meeting is reconvened, but the reconvened meeting may consider only questions which were on the agenda of the adjourned meeting. When an extraordinary general meeting is reconvened, the quorum required is 20% of the shares entitled to vote, except where the reconvened meeting is considering capital increases through capitalization of reserves, profits or share premium. For these matters, no quorum is required at the reconvened meeting. If a quorum is not present at a reconvened meeting requiring a quorum, then the meeting may be adjourned for a maximum of two months.
●	Shareholder Approval of Certain Transactions. Nasdaq rules require a listed company obtain shareholder approval prior to a transaction, other than a public offering, involving the sale, issuance or potential issuance by the company of common stock (or securities convertible into or exercisable for common stock), which alone or together with sales by officers, directors or substantial shareholders of the Company, equals 20% or more of the common stock or 20% or more of the voting power outstanding before the issuance, at a price that is lower than the lower of: (i) the Nasdaq Official Closing Price (as reflected on Nasdaq.com) immediately preceding the signing of the binding agreement; or (ii) the average Nasdaq Official Closing Price of the common stock (as reflected on Nasdaq.com) for the five trading days immediately preceding the signing of the binding agreement. Consistent with French law, we rely on shareholder resolutions delegating authority to approve such transactions, within the conditions of such resolutions, to our Board of Directors.

Item 16H.    Mine Safety Disclosure.

Not applicable.

Item 16I.    Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

Item 16J.     Insider Trading Policies.

We have adopted an Code of Market Conduct governing the purchase, sale, and/or other dispositions of the Company’s securities by directors, officers and employees that is designed to promote compliance with insider trading laws, rules and regulations, as well as procedures designed to further the foregoing purposes. A copy of our insider trading policy is filed as an exhibit to this Annual Report on Form 20-F. In addition, it is the Company’s intent to comply with applicable laws and regulations relating to insider trading.

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

For a description of the risks from cybersecurity threats that may materially affect us and how they may do so, see our risk factors under Part 1. Item 1A. Risk Factors in this Annual Report on Form 20-F, including the risk factor entitled “If our data or our information technology systems, or those of third parties with whom we work, are or were compromised, we could experience adverse consequences resulting from such compromise, including but not limited to regulatory investigations or actions; litigation; fines and penalties; disruptions of our business operations; reputational harm; loss of revenue or profits; loss of customers or sales; and other adverse consequences.”

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

The audit committee, which will now work in coordination with the corporate social responsibility committee, has access to various reports, summaries or presentations related to cybersecurity threats, risk and mitigation which may be presented to the audit committee by the Chief Financial Officer and the Head of Internal Control.

PART III

Item 17.   Financial Statements.

See response to Item 18.

Item 18.   Financial Statements.

See pages F-1 through F-83 of this annual report.

Item 19.Exhibits.

		Incorporation by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date
1.1*	Bylaws of the registrant (English translation).

2.2	Deposit Agreement	F-6	333-239477	1	06/26/20

2.3	Form of American Depositary Receipt	F-6	333-239477	1	06/26/20

2.4*	Description of Securities

4.1†	Summary of BSA Plans	20-F	001-39374	4.1	04/03/24

4.2†	Summary of BSPCE Plans	20-F	001-39374	4.2	04/03/24

4.3†*	Summary of Free Share Plans (English Translation)

4.4†*	Summary of Stock Option Plans (English Translation)

4.5	Finance Contract between the European Investment Bank and Inventiva, dated May 16, 2022	6-K	001-39374	99.2	05/16/22

4.6#	Exclusive License and Collaboration Agreement between Chia Tai Tianqing Pharmaceutical Group, Co., Ltd. and Inventiva, dated September 21, 2022	6-K	001-39374	99.1	09/27/22

4.7#	Exclusive Licensing Agreement between Inventiva and Hepalys Pharma, Inc., dated September 20, 2023	20-F	001-39374	4.8	04/03/24

4.8	Shareholders Agreement between Inventiva, Hepalys Pharma, Inc. and Catalys Pacific Fund II, LP, dated September 20, 2023	20-F	001-39374	4.9	04/03/24

4.9	Form of T1 Subscription Agreement	6-K	001-39374	99.1	10/15/24

4.10	Form of T2 Subscription Agreement (attached as Annex II to the T1 Subscription Agreement)	6-K	001-39374	99.2	10/15/24

4.11#	Amendment No. 4 to the Exclusive License and Collaboration Agreement between CTTQ and Inventiva, dated as of October 11, 2024	6-K	001-39374	99.3	10/15/24

Incorporation by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date
4.12	Form of T1 bis Subscription Agreement	6-K	001-39374	99.1	12/16/24

8.1	List of subsidiaries of the registrant	20-F	001-39374	8.1	03/15/21

11.1*	Code of Market Conduct (English translation)

12.1*	Certification by the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by the Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

97	Incentive Compensation Recoupment Policy	20-F	001-39374	97	04/03/24

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)
*	Filed herewith.
**	Furnished herewith.
†	Indicates a management contract or any compensatory plan, contract or arrangement.

#	Certain portions of this exhibit (indicated by asterisks) have been redacted in accordance with Regulation S-K, Item 601(b)(10).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing this Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

INVENTIVA S.A.

By:	/s/ Frédéric Cren
Name: Frédéric Cren
Title: Chief Executive Officer

Date: April 15, 2025

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

INVENTIVA S.A.

KPMG S.A.

Tour Eqho

2 avenue Gambetta

CS 60055

92066 Paris la Défense Cedex

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Inventiva SA,

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Inventiva S.A. and subsidiary (the Company) as of December 31, 2024, 2023 and 2022, the related consolidated statements of income (loss), comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, 2023 and 2022 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3.18 to the consolidated financial statements, the Company has incurred operating losses and negative cash flows from operations since inception and given its current cost structure and its projected expenditure commitments, the Company estimates that it should be able to finance its activities until the middle of the third quarter of 2025. Accordingly, the Company’s current cash and cash equivalents are not expected to be sufficient to cover its operating needs for at least the next twelve months. These matters raise substantial doubt about the ability of the Company to continue as a going concern. Management’s plans in regard to these matters are also described in Note 3.18. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

KPMG S.A., a French audit and accounting limited liability company registered with the Paris Association of Chartered Accountants under n°14-30080101 and a member of the Regional Association of statutory auditors of Versailles and Centre.

A French company, member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a Private English company limited by guarantee.

Public limited company with board of directors KPMG S.A. Tour Eqho 2 avenue Gambetta CS 60055 92066 Paris la Défense Cedex Capital : 5 497 100 €. 775 726 417 RCS Nanterre

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

KPMG S.A.

/s/ Philippe Jacques Grandclerc

Partner

We have served as the Company’s auditor since 2012.

Paris La Défense, France

April 15, 2025

Inventiva SA

Report of Independent Registered Public Accounting Firm

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(IN THOUSANDS OF EUROS)

		As of December 31,
	Notes	2022	2023	2024
ASSETS
Non‑current assets
Intangible assets	4	568	541	48
Property, plant and equipment	5	7,385	9,125	5,005
Deferred tax assets	8	—	225	217
Investments accounted for using the equity method	6	—	1,425	1,139
Other non‑current assets	7	1,668	10,055	1,047
Total non‑current assets		9,621	21,371	7,456
Current assets
Inventories	9	373	417	—
Trade receivables and others	10.1	0	3,807	531
Tax receivables	10.2	6,007	5,352	4,941
Other current assets	10.2	13,267	11,696	9,476
Cash and cash equivalents	11	86,736	26,918	96,564
Total current assets		106,383	48,189	111,511
Total assets		116,004	69,561	118,967
LIABILITIES AND SHAREHOLDERS’ EQUITY
Shareholders’ equity
Share capital		421	521	957
Premiums related to share capital		173,886	201,862	249,160
Reserves		(74,286)	(124,584)	(173,151)
Translation reserve		(271)	596	600
Net loss for the period		(54,274)	(110,426)	(184,212)
Total Shareholders’ equity	12	45,476	(32,032)	(106,647)
Non‑current liabilities
Long-term debt	13	28,663	32,181	48,460
Long-term derivatives	13.3	9,876	10,265	24,315
Royalty certificates liabilities	13.6	—	6,327	29,207
Provisions for retirement benefit obligations	15	1,234	1,559	1,762
Long‑term contract liabilities		55	70	107
Other non-current liabilities	16.1	—	1,032	1,032
Total non‑current liabilities		39,827	51,434	104,883
Current liabilities
Short‑term debt	13	5,851	5,308	5,868
Short-term derivatives	13.4	—	—	73,400
Trade payables	17	19,359	37,679	32,862
Short‑term contract liabilities	17	6	6	—
Other current liabilities	16.2	5,485	7,165	8,600
Total current liabilities		30,701	50,158	120,731
Total liabilities		70,528	101,592	225,614
Total liabilities and shareholders’ equity		116,004	69,561	118,967

The accompanying notes form an integral part of these consolidated financial statements

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(IN THOUSANDS OF EUROS, EXCEPT SHARE AND PER SHARE AMOUNTS)

		Year ended December 31,
	Notes	2022	2023	2024
Revenues and other income
Revenues	19.1	12,179	17,477	9,198
Other income	19.2	6,635	5,686	5,526
Total revenues and other income		18,814	23,163	14,725
Research and development costs	20	(60,469)	(110,012)	(90,880)
Marketing — Business development expenses	20	(2,583)	(1,980)	(1,953)
General and administrative expenses	20	(12,912)	(13,837)	(15,839)
Other operating income (expenses)	21	40	(44)	(3,609)
Operating profit (loss)		(57,110)	(102,709)	(97,558)
Financial income	22	4,923	1,788	2,888
Financial expenses	22	(2,107)	(6,882)	(88,917)
Financial income (loss)		2,816	(5,095)	(86,029)
Share of net loss - Equity method	23	—	(2,015)	(313)
Income tax	24	20	(607)	(313)
Net loss for the period		(54,274)	(110,426)	(184,212)
Basic/diluted loss per share (euros/share)		(1.31)	(2.43)	(3.08)
Weighted average number of shares outstanding used to calculate basic/diluted loss per share	25	41,449,732	45,351,799	59,778,701

The accompanying notes form an integral part of these consolidated financial statements

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(IN THOUSAND OF EUROS)

	Year ended December 31,
	2022	2023	2024
Net loss for the period	(54,274)	(110,426)	(184,212)
Items that will be reclassified subsequently to profit or loss	(107)	867	4
Currency translation differences - equity method	—	34	(133)
Currency translation differences	(107)	833	137
Items that will not be reclassified subsequently to profit or loss	425	(97)	(1)
Remeasurement of defined benefit plans	425	(97)	(1)
Total comprehensive loss	(53,955)	(109,656)	(184,209)

The accompanying notes form an integral part of these consolidated financial statements

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(IN THOUSANDS OF EUROS, EXCEPT SHARE AMOUNTS)

		Share capital
				Premiums
				related to
		Number of		share	Net profit	Translation		Shareholders’
In euros, except number of shares	Notes	shares	Amount	capital	(loss)	Reserves	Reserves	equity
At January 1, 2022		40,873,551	409	165,072	(49,635)	(164)	(26,815)	88,866
Net loss for the period		—	—	—	(54,274)	—	—	(54,274)
Other comprehensive income		—	—	—	—	(107)	425	318
Total comprehensive loss		—	—	—	(54,274)	(107)	425	(53,955)
Appropriation of 2021 net income (loss)		—	—	—	49,635	—	(49,635)	—
Issue of ordinary shares	12.1	1,260,618	13	9,354	—	—	—	9,366
Transaction costs	12.1	—	—	(539)	—	—	—	(539)
Share-based payment compensation expenses	12	—	—	—	—	—	2,218	2,218
Treasury shares	12.2	—	—	—	—	—	(479)	(479)
At December 31, 2022		42,134,169	421	173,886	(54,274)	(271)	(74,286)	45,476
Net loss for the period		—	—	—	(110,426)	—	—	(110,426)
Remeasurement of defined benefit plans		—	—	—	—	—	(97)	(97)
Currency translation differences		—	—	—	—	867	—	867
Total comprehensive loss		—	—	—	(110,426)	867	(97)	(109,656)
Appropriation of 2022 net income (loss)		—	—	—	54,274	—	(54,274)	—
Issue of ordinary shares	12.1	9,618,638	96	30,491	—	—	—	30,587
Transaction costs	12.1	—	—	(2,511)	—	—	—	(2,511)
Vesting of bonus shares	12.4	363,000	4	(4)	—	—	—	—
Share-based payment compensation expenses	12	—	—	—	—	—	3,969	3,969
BSA share warrants subscription premium	12.3	—	—	—	—	—	2	2
Treasury shares	12.2	—	—	—	—	—	134	134
Other		—	—	—	—	—	(33)	(33)
At December 31, 2023		52,115,807	521	201,862	(110,426)	596	(124,584)	(32,032)
Net loss for the period		—	—	—	(184,212)	—	—	(184,212)
Remeasurement of defined benefit plans		—	—	—	—	—	(1)	(1)
Currency translation differences		—	—	—	—	4	—	4
Total comprehensive loss		—	—	—	(184,212)	4	(1)	(184,209)
Appropriation of 2023 net income (loss)		—	—	—	110,426	—	(110,426)	—
Issue of ordinary shares	12.1	42,472,600	425	56,913	—	—	—	57,338
Transaction costs	12.1	—	—	(9,605)	—	—	—	(9,605)
Issue of prefunded warrants	12.1	—	—	—	—	—	58,227	58,227
Vesting of bonus shares	12.4	1,074,000	11	(11)	—	—	—	—
Share-based payment compensation expenses	12	—	—	—	—	—	3,580	3,580
BSA share warrants subscription premium	12.3	—	—	—	—	—	6	6
Treasury shares	12.2	—	—	—	—	—	(81)	(81)
Other		—	—	—	—	—	128	128
At December 31, 2024		95,662,407	957	249,160	(184,212)	600	(173,151)	(106,647)

The accompanying notes form an integral part of these consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN THOUSANDS OF EUROS)

	Year ended December 31,
	2022	2023	2024
Cash flows used in operating activities
Net loss for the period	(54,274)	(110,426)	(184,212)
Elimination of non-cash or non-operating income and expenses
Depreciation, amortization and provisions	1,698	2,599	5,198
Gross value of tangible and intangible assets sold	—	—	456
Deferred and current taxes	(84)	524	35
Tax credits	(5,177)	(5,265)	(4,835)
Cost of debt	676	5,163	12,172
Share‑based compensation expense	2,218	3,969	3,580
Share of net profit of associates and joint ventures accounted for using the equity method	—	2,015	152
Exchange gains / (losses)	343	297	(1,126)
Fair value variation through profit and loss	407	389	75,641
Other (1)	—	(3,406)	—
Cash flows used in operations before tax, interest and changes in working capital	(54,193)	(104,140)	(92,939)

Decrease / (increase) in operating and other receivables	3,844	(5,841)	2,806
Decrease / (increase) in operating and other payables	3,535	20,002	(3,338)
Decrease / (increase) in inventories	19	(44)	417
Tax credit received	3,553	5,220	5,333
Other(2)	(1,685)	3,190	1,794
Tax, interest and changes in operating working capital	9,266	22,527	7,012
Net cash used in operating activities	(44,928)	(81,614)	(85,928)

Cash flows provided by (used in) investing activities
Purchases of property, plant and equipment and intangible assets	(561)	(540)	(333)
Disposals of property, plant and equipment and intangible assets	41	131	—
Decrease / (Increase) in short-term deposit accounts	9,388	978	70
Decrease / (Increase) in other non-current financial assets	(1)	(8,300)	9,008
Net cash flows provided by (used in) investing activities	8,868	(7,731)	8,745

Cash flows provided by (used in) financing activities
Capital increase(3)	8,827	30,589	57,338
Transaction costs related to capital increase	—	(2,511)	(9,605)
Issue of prefunded warrants	—	—	58,234
Issue of royalty certificates	—	5,100	20,100
Transaction costs related to issuance of royalty certificates	—	—	(399)
Subscription of borrowings	30,209	—	24,916
Repayment of debt	(1,033)	(2,485)	(2,606)
Repayment of lease liabilities	(735)	(1,612)	(2,386)
Net cash flows provided by financing activities	37,268	29,081	145,592
Net increase (decrease) in cash and cash equivalents	1,208	(60,263)	68,409
Cash and cash equivalents at beginning of period	86,553	86,736	26,918
Exchange (gains) / losses	(1,025)	445	1,237
Net cash and cash equivalents at the end of period	86,736	26,918	96,564

(1) Corresponding to the non-cash consideration of the Hepalys License Agreement transaction price recognized in revenue (see Note 19.1. - Revenues)

(2) Including the decrease of prepaid expenses for €2.2 million and €4.0 million for the years ended December 31, 2024, and December 31, 2023, respectively, and increase of prepaid expenses for (€1.1) million for the year ended December 31, 2022 (see Note 10.2. – Tax receivables and Other current assets)

(3) Including subscriptions to BSA share warrants for €6 thousand, €2 thousand, and €0 thousand for the period ended December 31, 2024, December 31, 2023, and December 31, 2022, respectively.

The accompanying notes form an integral part of these consolidated financial statements

Notes to the consolidated financial statements

Note 1. Company information

1.1.Company information

Inventiva S.A. is a public limited company registered and domiciled in France. Its head office is located at 50 rue de Dijon, 21121 Daix. The consolidated ﬁnancial statements of the company Inventiva include Inventiva S.A. and its subsidiary Inventiva Inc., created in January 2021 (the group is designated as ‘Inventiva’ or the ‘Company’).

Inventiva’s ordinary shares have been listed on compartment B of Euronext Paris regulated market since February 2017 and Inventiva’s American Depositary Shares (‘ADSs’), each representing one ordinary share, have been listed on the Nasdaq Global Market since July 2020.

Inventiva is a clinical-stage biopharmaceutical company focused on the development of oral small molecule therapies for the treatment of metabolic dysfunction-associated steatohepatitis (‘MASH’), formerly known as non-alcoholic steatohepatitis (‘NASH’) and other diseases with significant unmet medical need.

Leveraging its expertise and experience in the domain of compounds targeting nuclear receptors, transcription factors and epigenetic modulation, Inventiva is currently advancing lanifibranor for the treatment of MASH.

Lanifibranor, its lead product candidate, is being developed for the treatment of patients with MASH, a chronic and progressive liver disease. In 2020, the Company announced positive topline data from its Phase IIb clinical trial evaluating lanifibranor for the treatment of patients with MASH and announced that the U.S. Food and Drug Administration (‘FDA’) had granted the Company the status of Breakthrough Therapy and Fast Track designation for the development of lanifibranor for the treatment of MASH. The Company initiated the pivotal Phase III trial of lanifibranor in MASH (‘NATiV3’) in the second half of 2021. In March 2024, the Company announced positive results from its Phase IIa combination trial with lanifibranor and empagliflozin in patients with MASH and Type 2 Diabetes (‘T2D’) (‘LEGEND’).

In the first half of 2022, the Company faced delays in its NATiV3 trial that were primarily due to a higher than originally projected screen failure rate resulting in slower than anticipated enrollment rate. In addition, the Company experienced slower than predicted site activation, screening and enrollment due to negative impacts from the COVID-19 pandemic, mainly during the years 2020 and 2021, and the Company was unable to conduct clinical trial activities at sites originally located in Ukraine due to the war and made the decision to close all sites in Russia. Global geopolitical events that impact the markets (including Russia’s invasion of Ukraine or the state of war between Israel and Hamas) could affect the Company.

In January 2023, the Company amended the protocol for the NATiV3 trial in part to potentially accelerate enrollment and identified additional sites to help compensate for the inability to use sites in Ukraine and Russia. The revised study design limits the planned duration of the trial to 120 weeks instead of up to seven years, reduces the number of biopsies from three to two and included a 48- week active treatment extension study. The Company expects that the changes to the clinical development plan of lanifibranor, including plans for a new Phase III trial in patients with MASH and compensated cirrhosis, will be beneficial to the lanifibranor clinical program by reducing the number of biopsies and the trial duration, eventually offering all patients in the trial access to treatment and potentially expanding the addressable patient population beyond patients with F2 and F3 fibrosis to patients with NASH and compensated cirrhosis.

In September 2022, the Company entered into a license and collaboration agreement, as subsequently amended, (the ‘CTTQ License Agreement’) with Chia Tai Tianqing Pharmaceutical Group, Co., LTD (‘CTTQ’), a Sino Biopharm group company, to develop and commercialize, subject to regulatory approval, lanifibranor for the treatment of MASH and other metabolic diseases in Mainland China, Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan (‘CTTQ Territory’). In May 2023, the Company announced that CTTQ had received the Investigational New Drug (‘IND’) approval from the Chinese National Medicine Products Administration (‘NMPA’) allowing CTTQ to participate in the ongoing global NATiV3 Phase III trial with patients enrolled in Mainland China. CTTQ is also conducting a Phase I clinical pharmacology study. Pursuant to the terms of the CTTQ License Agreement, CTTQ bears all costs associated with these trials conducted in the CTTQ Territory.

In September 2023, the Company and Hepalys Pharma, Inc. (‘Hepalys’) announced an exclusive licensing agreement to develop and commercialize lanifibranor in Japan and South Korea (the ‘Hepalys License Agreement’). Hepalys is a new company created by Catalys Pacific Fund II, LP (‘Catalys’). Under the Hepalys License Agreement, the Company received a $10 million upfront payment (equal to €9.5 million) on October 18, 2023, and is eligible to receive up to $231 million if certain clinical, regulatory and commercial conditions are met; in addition to tiered royalties from mid double digits to low twenties based on net sales of lanifibranor in Japan and South Korea, subject to regulatory approval. In parallel with the Hepalys License Agreement, the Company entered into an option agreement with Catalys to acquire 30% of the shares of Hepalys (the ‘Catalys Option Agreement’). The Company exercised that option in September 2023 at an aggregate exercise price of ¥300 (equal to €1.90). Also in September 2023, the Company entered into a shareholder agreement with Catalys and Hepalys (the ‘Catalys Shareholders Agreement’). Pursuant to the Catalys Shareholders Agreement, the Company has the option to acquire all outstanding shares of Hepalys at a pre-agreed multiple of post-money valuation and the Company has a right of first refusal if Hepalys receives an offer for the license or rights related to lanifibranor.

In the first quarter of 2024, following a routine visit during the Company’s NATiV3 clinical trial of lanifibranor in MASH, an adverse event of elevated aminotransferases in liver tests in a patient enrolled in the trial was reported. This event has been assessed as a treatment-related Suspected Unexpected Serious Adverse Reaction (‘SUSAR’). Other milder cases of elevation of aminotransferases among trial participants have also been reported. As a result of this SUSAR, the Company decided to voluntarily pause screening and randomization to implement changes to the enrollment criteria to exclude patients diagnosed with or with a predisposition to autoimmune liver or thyroid disease and more frequent liver monitoring for patients enrolled in the trial as recommended by the Data Monitoring Committee1 (‘DMC’). The Company completed screening of patients in the NATiV3 trial in January 2025 and expects to randomize the last patient in the first half of 2025.

In February 2025, the Company announced that the screening of patients in the ongoing NATiV3 trial had been completed in early January 2025. The Company expects randomization to be completed in the first half of 2025. The publication of the topline results of the part 1 of the NATiV3 trial is targeted for the second half of 2026.

In 2020, the Company decided to focus its clinical efforts on the development of lanifibranor and suspend its clinical efforts relating to odiparcil for the treatment of patients with mucopolysaccharidosis type VI (‘MPS VI’), a group of rare genetic diseases. In February 2025, the Company informed the representatives of its Worker’s Council of the plan to focus exclusively on the development of lanifibranor, to expand the lanifibranor program team to prepare for potential filings for marketing approval and, if approved, the subsequent commercialization of lanifibranor for patients with MASH, and to stop all pre-clinical research activities related to pre-clinical programs. This plan includes reducing the Company’s current workforce by approximately 50% and is expected to be implemented in the course of the second quarter of 2025, subject to ongoing negotiations with the Company’s Worker’s Council.

1.2.Significant events of 2024

Business

The Company issued 3,144,654 warrants to European Investment Bank (‘EIB’) in connection with the drawdown of Tranche B (see Note 13. – Financial Debt)

On January 4, 2024, the Company issued 3,144,654 warrants to EIB (the ‘EIB Tranche B Warrants’) as a condition to the drawdown of the second tranche of €25 million (‘Tranche B’) under the finance contract for up to €50 million the Company entered into with EIB on May 16, 2022 (the ‘Finance Contract’). Each EIB Tranche B Warrant has a subscription price of €0.01 and gave the right to subscribe one share, prior to any adjustments to the exercise ratio, against payment of an exercise price of equal to €3.95 per warrant.

If all EIB Warrants (defined as warrants ( the ‘EIB Tranche A Warrants’) issued to EIB in connection with the drawdown of the first tranche of €25.0 million (‘Tranche A’) together with the EIB Tranche B Warrants) are exercised, EIB would hold 11.81% of the share capital of the Company ( as of December 31, 2024) on a non – diluted basis.

1 A DMC is an independent group of experts who monitor patient safety and treatment efficacy data while a clinical trial is ongoing.

The EIB Tranche B Warrants have a maturity of twelve years and shall be exercisable following the earliest to occur of (i) the maturity date of Tranche A (i.e., on December 8, 2026), (ii) a change of control event, (iii) an event of default under the Finance Contract, or (iv) a repayment demand by EIB under the Finance Contract. The EIB Warrants will automatically be deemed null and void if not exercised within the twelve-year period.

EIB has a put option which may require the Company to repurchase all or part of the unexercised EIB Tranche B Warrants then exercisable at their intrinsic value (subject to a cap equal to the amount drawn under the Finance Contract) under certain circumstances (for example, in the event of a change of control or on the maturity date of Tranche A or in the event of default). The Company (or a substitute third party) has a call option to require EIB to sell all shares and other securities of the Company it holds, including the EIB Warrants, to the Company, subject to certain terms and conditions. In addition, the Company has a right of first refusal to buy back all EIB Tranche B Warrants offered for sale to a third party, subject to certain terms and conditions.

If all EIB Tranche B Warrants were exercised, the Company could receive gross proceeds of up to €12,421,383. There can be no guaranteethat EIB will exercise any or all of the EIB Warrants or that the Company will receive any proceeds from the exercise of the warrants.

Following the reserved capital increases decided on October 11, 2024 and on December 13, 2024, the exercise ratio of the EIB Warrants was adjusted to compensate for the potential dilution for EIB resulting from the issuance of new shares. As of the date of authorization of the issuance of these financial statements, each EIB Tranche A Warrants gives the right to subscribe to 2.70 shares, and each EIB Tranche B Warrants gives the right to subscribe to 2.13 shares.

The Company draws down Tranche B of €25 million under Finance Contract with the EIB (see Note 13. – Financial Debt)

On January 10, 2024, the Company drew down Tranche B of €25 million under the Finance Contract with EIB.After the drawdown of Tranche A in December 2022, the Company was eligible to access a second tranche of €25.0 million tranche, Tranche B, subject to the satisfaction of certain conditions precedent. Following the satisfaction of those conditions, the Company decided to draw on Tranche B.

Tranche B carries a 7% interest capitalized annually and repayment in fine. The repayment is due in January 2027, three years after its disbursement. The disbursement of Tranche B was subject to, among other conditions, (i) the full drawdown of Tranche A, (ii) the receipt by the Company from the date of the Finance Contract of an aggregate amount of at least €70 million (inclusive of the €18 million that was a condition for the disbursement of Tranche A), paid either in exchange for shares of the Company, or through upfront or milestone payments, (iii) an out-licensing, partnership or royalty transaction with an upfront payment of at least €10 million, (iv) operational criteria based on patient enrollment and number of sites activated in the NATiV3 trial and (v) the Company issuing EIB Tranche B Warrants (see above - The Company issued 3,144,654 warrants to EIB in connection with the drawdown of Tranche B) in accordance with the terms and conditions of the warrant agreement dated July 1, 2022.

Tranche B was recognized as financial debt at amortized cost, which takes into account the fair value of the derivative instrument (warrants) at inception and the borrowing costs.

On June 12, 2024, the Company and EIB amended the warrant agreement to modify the provisions related to adjusting the exercise ratios of the EIB Warrants. (See Note 13.3. – Long term derivatives)

Treatment-related Suspected Unexpected Serious Adverse Reaction in the first quarter of 2024

On February 15, 2024, the Company announced that an adverse event of elevated aminotransferases in liver tests was reported in a patient enrolled in the trial following a scheduled visit. The patient has been without clinical symptoms throughout the period of observation. This event has been assessed as a treatment-related SUSAR. Other milder cases of elevation of aminotransferases among trial participants have also been reported. The Company decided to voluntarily pause screening and randomization to implement changes to the enrollment criteria to exclude patients diagnosed with or with a predisposition to autoimmune liver or thyroid disease and more frequent liver monitoring for patients enrolled in the trial as recommended by the DMC. On March 7, 2024, the Company announced that it had lifted the voluntary pause on screening and randomization of its NATiV3 clinical trial and that sites operating under central IRB in the United States had resumed screening activities. Patients enrolled in the Phase III NATiV3 trial continued to receive treatment under the new liver monitoring schedule recommended by the DMC. This SUSAR was the first reported in all clinical trials with lanifibranor.

The Company completed screening of patients in the NATiV3 trial in January 2025 and expects to randomize the last patient in the first half of 2025. The main results are expected for the second half of 2026.

The Company presented the results of LEGEND Phase IIa combination trial with lanifibranor and empagliflozin in patients with MASH and T2D

On March 18, 2024, the Company announced positive results from its LEGEND proof-of-concept study combining lanifibranor with empagliflozin in patients with MASH and type 2 diabetes (‘T2DM’).

The LEGEND trial was designed as a multi-center, randomized, 24-week treatment, placebo-controlled Phase II Proof-of-Concept trial to assess the safety and efficacy of lanifibranor in combination with the SGLT2 inhibitor empagliflozin for the treatment of patients with non-cirrhotic MASH and T2D. The trial was double-blind for the placebo arm and lanifibranor (800mg daily) arm, and open-label for the combination of lanifibranor (800mg daily) and empagliflozin (10 mg daily) arm. The diagnosis of non-cirrhotic MASH was based on historic histology evaluation or a combination of non-invasive methods including diagnostic methods including imaging. As planned per protocol, the interim analysis was done once half of the 63 planned randomized patients with MASH completed the 24-week treatment period or prematurely discontinued from treatment.

The study achieved the primary efficacy endpoint with an absolute reduction in Hemoglobin A1c (HbA1c) of 1.14% and 1.59% in patients with MASH and T2D treated with lanifibranor (800mg daily) or in combination with empagliflozin (10mg daily) at week 24 compared to an increase of 0.26% observed in the placebo arm.

The study also demonstrated a statistically significant reduction in hepatic steatosis measured by MRI-PDFF, in patients treated with lanifibranor alone and in combination with empagliflozin,-47% and -38% respectively, compared to placebo (0%). 83% and 67% of patients treated with lanifibranor alone or in combination with empagliflozin respectively, showed a reduction greater or equal to 30% of their hepatic fat, compared to 0% in the placebo arm. In addition, the study demonstrated a statistically significant effect on several secondary and exploratory endpoints, including liver enzymes (alanine aminotransferase (‘ALT’) and aspartate aminotransferase (‘AST’), insulin resistance (HOMA-IR), HDL, and adiponectin (see tables below). Markers of liver inflammation and fibrosis (corrected T1 relaxation time (cT1) assessed by LiverMultiScan®) were assessed for the first time with lanifibranor and showed a significant effect with lanifibranor alone and in combination with empagliflozin.

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

The treatment with lanifibranor 800mg/daily alone and in combination with empagliflozin 10mg/daily for 24 weeks appears to be well tolerated, with no safety concerns reported.

Given that the primary endpoint of LEGEND was met, and statistically significant results were achieved on several key additional markers, the Company decided to stop the recruitment as defined per protocol.

Additional results from NATIVE Phase IIb clinical trial

On May 13, 2024, the Company announced the publication in Nature Communications of additional results from NATIVE Phase II clinical trial demonstrating improvement of markers of cardiometabolic health in patients with MASH treated with lanifibranor.

Improvements were observed for insulin resistance (insulin levels, HOMA-IR), lipid metabolism (triglycerides, HDL-cholesterol, apolipoproteins), control of glycemia (HbA1c, fasting glucose (FG) levels), systemic inflammation (hs-CRP, ferritin), hepatic steatosis and diastolic blood pressure.

Issuance of 2024 Royalty Certificates

On July 18, 2024, the Company announced the issuance of royalty certificates (the ‘2024 Royalty Certificates’) subscribed by Samsara BioCapital, BVF Partners, NEA, Sofinnova and Yiheng, for an amount of approximately €20.1 million.

The 2024 Royalty Certificates entitle their holders to the payment of annual royalties equal to 3% of future net sales of lanifibranor, if any, from the financial year following the commencement of sales of lanifibranor following the potential grant of marketing authorization for lanifibranor in (i) the United States of America or (ii) the countries of the European Union or (iii) the United Kingdom, whichever occurs first. The 2024 Royalty Certificates do not confer any additional financial rights other than the payment of the royalties referred to above.

In particular, the 2024 Royalty Certificates do not confer any financial rights over other products that may be developed by the Company in addition to lanifibranor. The total subscription price of the 2024 Royalty Certificates was €20.1 million and has been calculated taking into account the net present value (‘NPV’) of the expected cash flows related to the 2024 Royalty Certificates and the Company’s current financial position. The calculation of the NPV is highly dependent on the assumptions made by the Company, in particular with regard to the probability of success of the clinical studies, the timing of the commercialization of lanifibranor, the size of the lanifibranor market, the penetration rate of the product and the discount rate. In setting the discount rate, the Company analyzed the expected cash flow derived from its business plan in relation to its market capitalization. The 2024 Royalty Certificates have a maturity of 14 years from issuance. The Company has a preemptive right on any transfer of 2024 Royalty Certificates.

It is recalled that these 2024 Royalty Certificates are independent of the royalty certificates issued in August 2023 (the ‘2023 Royalty Certificates’) and that they do not have the same characteristics (please refer to Note 1.3. – Significant events of 2023 and 2022).

The payment of the royalties of the 2024 Royalty Certificates and the royalties of the 2023 Royalty Certificates in the event of commercialization of lanifibranor (respectively 3% and 2% of the sales of lanifibranor, if approved, in the United States, in the countries of the European Union or in the United Kingdom) would lead to a decrease in the cash flows generated by the sales of lanifibranor which will have an adverse effect on the financial position of the Company, in particular at the beginning of the commercialization phase.

Approving of patent application

On July 25, 2024, the Company announced that the Japan Patent Office (‘JPO’) approved the Company patent application No. JP 2019-203498, providing intellectual property rights and protecting the use of lanifibranor for the treatment of patients with cirrhosis. This new patent will be valid until November 8, 2039, excluding any potential patent term adjustments or extensions that may provide additional protection until 2043.

Amendment to the exclusive license and collaboration agreement with CTTQ

On October 11, 2024, the Company entered into an amendment (the ‘CTTQ Amendment’) to the CTTQ License Agreement. Under the CTTQ Amendment, if the Company receives commitments, before December 31, 2024, from investors to subscribe for equity in the Company, in one or two tranches, for a total gross amount of at least €180 million (the ‘Fund Raising’), CTTQ shall pay to the Company (i) $10 million upon completion of a successful first tranche of the Fund Raising of a total amount of at least €90 million, (ii) $10 million upon completion of a successful second tranche of the Fund Raising of a total amount of at least €90 million, and (iii) $10 million upon publication by the Company of the pivotal data announcing that the primary endpoint or one of the two key secondary endpoints of NATiV3, with one of the dosing regimens tested in the trial, have been met. Under the terms of the Amendment, the total amount of potential clinical, regulatory and commercial milestone payments under the CTTQ License Agreement remains unchanged, while the royalties that we are eligible likely to receive based on incremental annual net sales of lanifibranor have been reduced to the low single digits a low figure. In November 2024, CTTQ paid to the Company $10 million following the issuance of the first tranche of the Structured Financing (as defined below). The accounting treatment and accounting impacts as of December 31, 2024 are described in Note 3.12. – Revenue, Note 3.17. – Use of estimates and judgment, and Note 19. – Revenues and other income.

Structured Financing in three tranches for a maximum amount of €348 million

On October 14, 2024, the Company announced the following conditional structured financing of up to €348 million (the ‘Structured Financing’). The Structured Financing consists of the following:

A first tranche consisting of the following two phases:

(i)	the issuance of 34,600,507 new ordinary shares (the ‘T1 New Shares’) at a subscription price of €1.35 per T1 New Share, and the issuance of 35,399,481 prefunded warrants to purchase up to 35,399,481 ordinary shares at an exercise price of €0.01 per new ordinary share (the ‘T1 BSAs’) and a subscription price of €1.34 per T1 BSA, for aggregate gross proceeds of €94.1 million (net proceeds €86.6 million). Settlement and delivery of the T1 New Shares and the T1 BSAs took place on October 17, 2024.
(ii)	The issuance of 7,872,064 new ordinary shares (the ‘T1 bis Shares’) at a subscription price of €1.35 per T1 bis Share, and the issuance of 8,053,847 pre-funded warrants to purchase up to 8,053,847 ordinary shares at an exercise price of €0.01 per new ordinary share (the ‘T1 bis BSAs’) at a subscription price of €1.34 per T1 bis BSA, for aggregate gross proceeds of €21.4 million(net proceeds approximately €20.1 million). This issuance was subject to adoption by shareholders of the appropriate resolutions by the combined general meeting of shareholders of December 11, 2024 (the ‘General Meeting’). Settlement and delivery of the T1 bis Shares and the T1 bis BSAs, took place on December 19, 2024.

A second and a third tranche consisting of:

(iii)	Subject to the satisfaction of applicable conditions precedent (the ‘T2 Conditions Precedent’), the issuance of units (the ‘ABSAs’), the number of which to be determined by the Company’s Board of Directors, for aggregate gross proceeds of €116.0 million. Each ABSA will consist of a number of new ordinary shares or, in lieu of ordinary shares, pre-funded warrants (the ‘T2 New Shares’ or ‘T2 BSAs’) to which warrants to purchase ordinary shares are attached (the ‘T3 BSAs’). The subscription price of the ABSAs will be equal to the lower of (i) €1.35 or (ii) the volume-weighted average of the price of the ordinary shares on Euronext Paris during the five trading sessions preceding pricing of the ABSAs. The T3 BSAs will have an exercise price of €1.50 per ordinary share and exercise is subject to the occurrence of the T3 Triggering Event (as defined below), allowing the subscription of a number of new ordinary shares of the Company for a maximum total amount of €116.0 million. Commitments will be forfeited after May 31, 2025.

The T2 Conditions Precedent for the issuance by the Company of the ABSAs and their subscription by each investor are:

●	no material adverse change has occurred between issuance of T1bis Shares and the settlement and delivery of the ABSAs;
●	the DMC did not recommend a clinical hold on the NATiV3 study;
●	the last patient in the NATiV3 main cohort has been randomized (no later than April 30, 2025);
●	the study drop-out rate before week 72 is less than 30% at the time of completion of enrollment in NATiV3; and
●	the customary settlement-delivery conditions.

Subject to satisfaction of the T2 Conditions Precedent, the exercise of the T3 BSAs is further subject to the release by the Company of topline data announcing that any key primary endpoint or key secondary endpoint of NATiV3 (resolution of NASH without worsening fibrosis and improvement of liver fibrosis without worsening NASH), with any dosage regimen tested in the trial, have been met no later than June 15, 2027 (the ‘T3 Triggering Event’). The exercise of the T3 BSAs must take place no later than July 30, 2027.

Presentation of the data from the final analysis of the LEGEND Phase II study evaluating the combination of lanifibranor with empagliflozin in patients with MASH and T2D at the AASLD The Liver Meeting® late-breaker session

On November 18, 2024, the Company presented data from the LEGEND trial as a late breaker poster at the American Association for the Study of Liver Diseases (‘AASLD’) The Liver Meeting® 2024 in San Diego. LEGEND achieved its primary efficacy endpoint by significantly lowering HbA1c level in both the lanifibranor arm and in the lanifibranor with empagliflozin arm compared to placebo. 50% percent of patients saw their HbA1c levels below 6.5% at week 24 following treatment with lanifibranor alone or in combination with empagliflozin. 58% of patients on lanifibranor alone and 80% of those on the combination therapy had a decrease of at least 1% in HbA1c at week 24, compared to 0% in the placebo group.

Liver function tests, markers of liver fibrosis and markers or cardiometabolic health including HOMA-IR, hsCRP, ferritin, lipid profile and adiponectin levels were also improved with lanifibranor alone or in combination with empagliflozin. The weight gain observed in a proportion of patients under lanifibranor was not observed in patients treated with the combination of lanifibranor with empagliflozin.

Governance

At the General Meeting of June 20, 2024, Mr. André Turenne was appointed as Director of the Company.

On December 10, 2024, Sofia BV, represented by Chris Buyse, and Mr. Pierre Broqua resigned as directors of the Company. Mr. Broqua remains Deputy Chief Executive Officer of the Company.

At the General Meeting of December 11, 2024, Dr. Mark Pruzanski and Dr. Srinivas Akkaraju were appointed as Directors of the Company. At the Board meeting held on December 13, 2024, Dr. Pruzanski was appointed Chairman of the Board of Directors. Mr. Cren remains Chief Executive Officer of the Company.

Share-based payments and stock options

On December 13, 2024, the Board of Directors decided to grant the following incentive awards:

-	800,000 bonus shares awards (‘AGA 2024-1’) to Frédéric Cren, as Chief Executive Officer and director;
-	800,000 bonus shares awards (‘AGA 2024-2’) to Pierre Broqua, Deputy Chief Executive Officer of the Company;
-	1,577,000 bonus shares awards (‘AGA 2024-3’) to employees located in France;
-	113,000 bonus shares awards (‘AGA 2024-4’) to employees located outside France;

On December 20, 2024, the Board of Directors decided to grant the following incentive awards:

-	12,898,116 stock options to Mark Pruzanski, Chairman of the Board of Directors of the Company since December 13, 2024, through the new stock options plan ‘SO 2024-1’; and
-	301,000 stock options to employees located outside France through the new stock options plan ‘SO 2024- 2’.

The final terms and conditions of the plans have been shared to the beneficiaries in the course to January 2025. In accordance with IFRS Accounting Standards, the related share-payment expenses will be accounted for in the financial year starting January 1, 2025. Therefore, they will be reflected in the financial statements for the year ending December 31, 2024.

The afore mentioned plans are described in Note 12.4. – Bonus share award plans and in Note 12.6. – Stock options plans.

At-The-Market (‘ATM’) program in the United States

On August 2, 2024, the At-The-Market program entered into between Cowen and Company LLC and the Company expired (See Note 1.3. – Significant events of 2023 and 2022 for more details regarding the ATM program). The Company has not established a new At-The-Market program.

1.3.Significant events of 2023 and 2022

Business

Changes in the clinical development of lanifibranor

On January 4, 2023, the Company announced changes to the clinical development of lanifibranor, including plans for a new Phase III trial in patients with NASH and compensated cirrhosis. The reduced the number of biopsies and the trial duration, eventually offering all patients in the trial access to treatment and potentially expanding the addressable patient population beyond patients with F2 and F3 fibrosis to patients with NASH and compensated cirrhosis.

Service contract with Avant Santé

On February 21, 2023, the Company entered into a study service agreement with Avant Santé, a contract research organization (‘CRO’) based in Mexico, in connection with the NATiV3 clinical trial. Pursuant to the terms of the agreement, the CRO was to randomize 120 patients in 10 clinical sites in Mexico by December 31, 2023. However, this randomization has been delayed. The Company estimates that it will pay Avant Santé a total amount up to €14.7 million over the period from February 22, 2023, the effective date of the contract, until the second half of 2027.

CTTQ

On May 22, 2023, CTTQ received IND approval from the NMPA to initiate the clinical development in mainland China of lanifibranor in NASH. CTTQ decided to participate in the ongoing NATiV3 Phase III trial which, if positive, is expected to support a potential filing of a new drug application in China. The Company invoiced CTTQ for $2.1 million on May 22, 2023 ($2 million for the milestone of obtaining IND approval from the NMPA and an additional billing of $0.1 million). On July 19, 2023, the Company received $1.9 million after deducting the withholding tax of $0.2 million.

On December 20, 2023, the Company announced the randomization by CTTQ of the first patient in China in the NATiV3 clinical trial. The Company invoiced CTTQ for $3.2 million on December 12, 2023 (the total invoice corresponds to the milestone payment of $3 million following the randomization of the first patient in China, and an additional billing of $0.2 million). On December 29, 2023, the Company received $2.8 million after deducting the withholding tax of $0.3 million.

These were the two short-term milestones payments under the CTTQ License Agreement. Following the receipt, the Company had met all financial and operational conditions precedent to draw the €25 million Tranche B under the Finance Contract (see Note 1.2. – Significant events of 2024).

In addition, lanifibranor was granted Breakthrough Therapy Designation for NASH by the NMPA. Lanifibranor is believed to be the first drug candidate to receive such designation from both the FDA and the NMPA.

Results of Phase II clinical trial evaluating lanifibranor in patients with T2D and nonalcoholic fatty liver disease (‘NAFLD’)

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

Amendment to the CRO Contract with Pharmaceutical Research Associates Group B.V.

On June 26, 2023, in connection with the NATiV3 Phase III trial in NASH, the Company entered into a new amendment to the April 2021 agreement with retroactive effect in January 2021 with Pharmaceutical Research Associates Group B.V. (‘PRA’) (see Note 26. – Commitments related to operational activities), which amends provisions relating to study information following changes to the trial protocol. The commitment to PRA amounts to €207.0 million, with a bonus or malus capped at €2.4 million, amended from the previous commitment to PRA, which amounted to €223.8 million, with a bonus or malus capped at €3.4 million.

Capital increase and issuance of 2023 Royalty Certificates

On August 31, 2023, the Company announced a financing of €35.7 million, in gross proceeds, consisting of two transactions: (i) a capital increase reserved to specified categories of investors through the issuance of 9,618,638 newly-issued ordinary shares with a nominal value of €0.01 per share, at a subscription price of €3.18 per share and aggregate gross proceeds of €30.6 million (€28.0 million in net proceeds, and €2.5 million of transactions costs) (the ‘August 2023 Share Issuance’) and (ii) the issuance of the 2023 Royalty Certificates for an aggregate amount of €5.1 million.

The price of the new shares was €3.18 and represented a discount of 0.22% to the volume-weighted average price of the Company’s shares during the trading session preceding the decision to issue the new shares.

Settlement and delivery of the new shares took place on September 5, 2023.

The 2023 Royalty Certificates were issued pursuant to a decision by the Board of Directors on August 30, 2023, in accordance with the provisions of article L. 228-36-A of the French Commercial Code, to certain investors who participated in the capital increase. The certificates grant holders the right to receive annual royalties equal to 2% of future net sales of lanifibranor, if any, capped at €92.1 million, beginning in the fiscal year following the start of the sales of lanifibranor following the granting of the market authorization (‘Autorisation de mise sur le marché’) for lanifibranor in (i) the United States or (ii) the countries of the European Union or (iii) the United Kingdom, whichever occurs first, if at all.

These certificates do not provide additional financial rights beyond royalties and do not apply to products other than lanifibranor. They have a 15-year term and do not provide for an accelerated repayment in case of change of control. The Company may at any time repurchase in full the 2023 Royalty Certificates by paying an amount equal to (i) the global cap of €92.1 million minus any royalties paid prior to such repurchase or (ii) a price to be agreed between the Company and the holders of the 2023 Royalty Certificates. The 2023 Royalty Certificates are not listed on any stock exchange.The Company used the proceeds primarily to fund part of the NATiV3 Phase III clinical trial of lanifibranor in NASH.

The accounting treatment is described in Note 3.8. – Royalty Certificates liabilities.

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

Hepalys was expected to start the clinical development of lanifibranor by conducting Phase I studies in Japanese patients and healthy volunteers, to the extent such studies are required support, if positive, the initiation of a dedicated pivotal trial in Japanese and Korean patients with NASH, which is planned to start once the results of NATiV3 are available. In February 2025, the Company announced the first dosing of the first participant in a Phase 1 trial in Japan. Hepalys will be responsible for conducting and financing all development trials in Japan and South Korea needed to file for a new drug application in these territories. The Hepalys License Agreement is expected to accelerate the time to market of lanifibranor in Japan and South Korea if regulatory approvals are obtained. According to external publications, both countries are major markets, with up to 2.7% and up to 5.2% of Japanese and South Koreans, respectively, suffering from NASH, including about 15% of South Korean patients with significant fibrosis.

Under the terms of the Hepalys License Agreement, the Company (i) received a $10 million upfront payment from Hepalys on October 18, 2023 (corresponding to €9.5 million at the exchange rate as of the payment date) (see Note 19.1. – Revenues and Note 3.17. – Use of estimates and judgment) and (ii) will be eligible to receive up to $231 million in milestone payments if certain clinical, regulatory and commercial conditions are met. Subject to regulatory approval, the Company has the right to receive tiered royalties from mid double digits to low twenties based on net sales of lanifibranor in Japan and South Korea.

In November 2023, the Company completed the transfer of know-how to Hepalys pursuant to the Hepalys License Agreement, and the Company consequently recognized revenue for an amount of €12.7 million in accordance with IFRS 15. The amount of €12.7 million is composed of the upfront payment ($10 million or €9.3 million at the exchange rate at the billing date) and the fair value ($3.6 million or €3.4 million) of the shares of Hepalys acquired under the Catalys Option Agreement (see Note 1.3. – Significant events of 2023 and 2022, Note 3. – Accounting principles, and Note 19.1. – Revenues).

Acquisition of 1,500,000 ordinary shares of Hepalys

On September 26, 2023, pursuant to the terms of the Catalys Option Agreement, the Company exercised its option to buy 30% (1,500,000 ordinary shares) of Hepalys at an aggregate exercise price of ¥300 (equal to €1.90). Following the receipt of the exercise notice, Hepalys’s Board of Directors authorized the transfer of the 1,500,000 ordinary shares from Catalys to the Company on October 11, 2023.Concurrently, on September 29, 2023, Hepalys’s shareholders agreed to a capital increase of $13 million, in which the Company did not take part, resulting in a dilution of the Company’s ownership down to 15%. As of December 31, 2023, the Company owns 15% of the shares of Hepalys. The Company analyzed its ownership of Hepalys and concluded that, as of December 31, 2023, it has a significant influence but not control or joint control of Hepalys. The significant influence is reflected through the ownership of percentage of interests held, the percentage of potential voting rights owned by the Company including the option, under the Catalys Shareholders Agreement, to acquire all outstanding shares of Hepalys at a pre-agreed multiple of post-money valuation that was exercisable as at December 31, 2023, as well as the active participation in the business of Hepalys in the framework of the Hepalys License Agreement. The investment in Hepalys is accounted for using the equity method of accounting (see Note 2.2. – Scope and method of consolidation and Note 6. – Investments accounted for using the equity method).

At-The-Market (‘ATM’) program in the United States

On September 28, 2023, the Company announced the termination of the Jefferies ATM and that it had established a new At-The-Market program (‘Cowen ATM’) and new sales agreement with Cowen and Company, LLC (‘Cowen’) as agent. The maximum amount of $58 million under the Cowen ATM program corresponds to the maximum amount of ADSs remaining under the Jefferies ATM program of $100 million. The terms of the Cowen ATM program are similar to the Jefferies ATM program and remained in effect until August 2, 2024.

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

Amendments to the CRO agreement with Pharmaceutical Research Associates Group B.V. – NATiV3 and LEGEND studies

On January 14, 2022, in connection with the LEGEND Phase IIa clinical trial, the Company entered into an agreement with PRA, a CRO. Under the terms of the agreement, PRA is to support a clinical trial to evaluate benefit for patients of the combination of lanifibranor with empagliflozin, an SGLT2 inhibitor, in patients with T2D and non-cirrhotic NASH.

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

(See Note 3.13. – Other income and Note 26. – Commitments related to operational activities).

Service Agreement with Summit Clinical Research LLC (‘Summit’)

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

Development of odiparcil

In August 2022, the Company received feedback from the FDA indicating that odiparcil can be administered to pediatric patients with MPS VI and that the single Phase II/III study design presented by the Company could potentially support a future marketing application for odiparcil. After reviewing all possible options to optimize the development of odiparcil for the treatment of MPS VI and suspended all research and development activities related to MPS, the Company did not find options to optimize its development, and in particular did not find any partnerships.

License and collaboration agreement with CTTQ

On September 21, 2022, the Company entered into the CTTQ License Agreement, as subsequently amended, with CTTQ to develop, import, manufacture, commercialize and market lanifibranor, subject to regulatory approval, for the treatment of NASH and potentially other metabolic diseases, in the CTTQ Territory. The Company invoiced CTTQ for $12.6 million on September 28, 2022 (the total invoice corresponds to the initial payment of $12 million, and an additional billing of $0.6 million). On November 4, 2022, the Company received $11.4 million after deducting the withholding tax of $1.3 million2. Under the terms of the CTTQ License Agreement, CTTQ would make (i) additional payments for an aggregate amount of up to $40 million upon the satisfaction of certain development and regulatory milestones; and (ii) additional payments for an aggregate amount of up to $250 million upon the satisfaction of certain commercial milestones.

In addition, subject to regulatory approval of lanifibranor, the Company has the right to receive tiered royalties ranging from high single-digit to mid-teen double digits of net sales by CTTQ in the CTTQ Territory during the first three years of commercialization and from low to mid-teen double digits starting from year four. Following the receipt of IND approval from the NMPA in May 2023, CTTQ decided to join the Company’s ongoing NATiV3 Phase III clinical trial with lanifibranor for the treatment of adult patients with NASH and has initiated a Phase I clinical pharmacology study in parallel. CTTQ randomized the first patient in China in the NATiV3 trial in December 2023.CTTQ will bear all costs associated with the trials conducted in the CTTQ Territory.

On October 11, 2024, the Company entered into the CTTQ Amendment, which amended the conditions for the Company to receive milestone payments. While the total amount of milestone payments remains unchanged, the percentage of royalties that the Company is eligible to receive based on incremental annual net sales of licensed product, if any, has been reduced to the low single digits. See Note 1.2. – Significant events of 2024.

2 The Company invoiced €12.8 million on September 28, 2022 (corresponds to the initial payment of €12.1 million euros, and an additional invoicing of €0.6 million) and received on November 4, 2022, €11.5 million after deduction of withholding tax for €1.3 million. The exchange rate on the invoice date was 1.009 euros for one dollar.

The accounting treatment is described in Note 3.12. – Revenue, and the accounting impact is described in Note 3.17. – Use of estimates and judgment and Note 19. – Revenues and other income.

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

Settlement of tax audit on research tax credit for the years 2016 and 2017

On February 15, 2022, the Company received a global settlement from the French tax authorities regarding the tax audit carried out on payroll taxes for 2016 and 2017, and on French Research Tax Credit (Credit d’impôt recherche or ‘CIR’) 2013 to 2015. This proposal has been accepted by the Company. During 2022, accruals of €2.8 million accounted as other current liabilities as of December 31, 2021, have been settled by a €0.4 million payment, by the offset against a VAT credit of €1.9 million, and by the write-off of CIR 2017 receivables in the amount of €0.2 million and €0.3 million receivables related to the CIR 2013 – 2015 corrective statement (see Note 16.2. – Other current liabilities).

Governance

Appointment of Dr. Lucy Lu as a director of its Board of Directors

Effective November 9, 2022, the Company’s Board of Directors appointed Dr. Lucy Lu as Director on its Board of Directors in lieu of Sofinnova Partners. The nomination of Dr. Lucy Lu has been ratified by the shareholders during the general shareholders meeting held on January 25, 2023.

Equity financing

Raising through ATM program

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

Movements in the Company’s capital are described in Note 12.1. – Share capital.

Bank financing and cash flow

Payments received from the CIR

On April 21, 2022, the Company received the CIR for the fiscal year 2021 totaling €3.6 million.

The Company entered into a €50 million credit facility from the European Investment Bank (‘EIB’), subject to conditions

On May 16, 2022, the Company entered into Finance Contract to support the Company’s preclinical and clinical pipeline, including to fund a portion of its Phase III clinical trial of lanifibranor in patients with non-alcoholic steatohepatitis.

The Finance Contract provides for funding in two equal tranches of €25 million. The disbursement of Tranche A was subject to, among other conditions, (i) the Company issuing EIB Tranche A Warrants in accordance with the terms and conditions of the warrant agreement entered into on July 1, 2022, and (ii) the receipt by the Company of an aggregate amount of at least €18 million, obtained either through the issuance of new shares in the Company or through the receipt of upfront or milestone payments from the business development activities on the Company’s various assets.

The disbursement of Tranche B under the Finance Contract was subject to, among other conditions, (i) the Company issuing EIB Tranche B Warrants, (ii) the full drawdown of Tranche A, (iii) the receipt by the Company from the date of the Finance Contract of an aggregate amount of at least €70 million (inclusive of the €18 million for Tranche A), paid either in exchange for Company shares or through upfront or milestone payments, (iv) an out-licensing, partnership or royalty transaction with an upfront payment of at least €10 million; and (v) operational criteria based on patient enrollment and number of sites activated in the Company’s NATiV3 Phase III clinical trial of lanifibranor in patients with NASH.

Borrowings under the Finance Contract bear an interest rate equal to 8% per annum for Tranche A and 7% per annum for Tranche B. Each tranche shall be repayable in a single instalment on the maturity date of the relevant tranche, which shall be no later than four years after the disbursement of Tranche A and no later than three years after the disbursement of Tranche B.

On December 8, 2022, and on January 18, 2024, the Company drew down Tranche A and Tranche B, respectively, each for an amount of €25 million. (see Note 13. – Financial debt).

The accounting treatment appears in Note 3.7. – Loans and borrowings and the impact appears in Note 13. – Financial debt.

The Company obtains non-dilutive financing of €5.3 million in the form of an additional French state-guaranteed loan (‘PGE’) and two equity recovery loans (‘PPR’)

In June 2022, the Company entered into three loan agreements with a syndicate of French banks for a total amount of €5.3 million. One loan agreement was part of a state-guaranteed PGE loan facility (Prêt Garanti par l’Etat, or ‘PGE’) with Bpifrance, while the other two loan agreements were part of a stimulus economic plan (Prêts Participatifs Relance, or ‘PPR’) granted by Crédit Agricole Champagne-Bourgogne and Société Générale.

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

The accounting treatment appears in Note 3.7. – Loans and borrowings and the impact appears in Note 13. – Financial debt.

The Company entered into a warrant agreement with the European Investment Bank and issued 2,266,023 of EIB Warrants

On July 1, 2022, in connection with the Finance Contract with EIB (see paragraph above “The Company entered into a €50 million credit facility from the EIB, subject to conditions”), the Company entered into a warrant agreement as a condition to the potential funding of each tranche of the credit facility. Each EIB Warrant has a subscription price of €0.01 and gave the right to subscribe one share, prior to any adjustments to the exercise ratio.

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

The EIB Warrants shall have a maturity of twelve years and shall be exercisable following the earliest to occur of (i) a change of control event, (ii) the maturity date of Tranche A, (iii) an event of default under the Finance Contract, or (iv) a repayment demand by the EIB under the Finance Contract. The EIB Warrants shall automatically be deemed null and void if they are not exercised within the twelve-year period. Upon issuance, each EIB Warrant entitled EIB to one ordinary share of the Company in exchange for the exercise price (subject to anti-dilutive provisions).

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

On November 28, 2022, the Company issued 2,266,023 EIB Tranche A Warrants to EIB, in accordance with the terms of the 25th resolution of the Combined General Shareholders’ Meeting of May 19, 2022 and Article L. 225-138 of the French Commercial Code, as a condition to the financing of Tranche A, representing approximately 5.2% of the Company’s share capital as of December 31, 2023 (and 5.4% of the Company’s share capital as of November 28, 2022). The exercise price of the EIB Warrants issued in connection with Tranche A is €4.0152 per warrant, if and when they may be exercised. The potential gross proceeds if all EIB Tranche A Warrants were exercised would amount to €9.1 million. The transactions costs for the issuance of the EIB Tranche A Warrants amounted to €56 thousands.

Following of each the reserved capital increases decided on September 5, 2023, on October 11, 2024 and on December 13, 2024, and the issuance of EIB Tranche B warrants, the exercise ratio of the EIB Tranche A Warrants was adjusted to compensate for the potential dilution to EIB resulting from the issuance of new shares. As of the date of authorization of the issuance of these financial statements, each EIB Tranche A Warrants gives the right to subscribe to 2.70 shares.

The accounting treatment appears in Note 3.7. – Loans and borrowing and the accounting impact appears in Note 13. – Financial debt.

Share-based payments

Grants under the AGA 2022 plan

On December 8, 2022, the Board of Directors decided to grant 373,000 bonus shares awards (the ‘AGA 2022’) to 110 employees. The plan is described in the Note 12.4. – Bonus share award plans.

Note 2. Basis of preparation and statement of compliance

2.1.Basis of preparation for the consolidated financial statements

The Company has prepared these consolidated financial statements in accordance with International Financial Reporting Standards as adopted by the European Union and IFRS ® Accounting Standards as issued by the International Accounting Standard Board (‘IASB’).

These consolidated financial statements as of December 31, 2024 and for the twelve months ended December 31, 2024, 2023 and 2022 were authorized for issue by the Company’s Board of Directors on March 24, 2025.

Standards, amendments to existing standards and interpretations published by the IASB whose application has been mandatory since January 1, 2024

The application of standards, amendments to existing standards and interpretations whose application has been mandatory since January 1, 2024 in the European Union primarily concern:

-	Amendments to IFRS 16 – Lease liability in a sale and leaseback
-	Amendments to IAS 1 – Classification of liabilities as current or non-current and non-current liabilities with covenants
-	Amendments to IAS 7 and IFRS 7 - Supplier finance arrangements

Those amendments had no material impact on the Company’s consolidated financial statements for the year ended December 31, 2024.

Standards, amendments to existing standards and interpretations published by the IASB whose application is not yet mandatory

The new standards, interpretations and amendments to existing standards that have been published but are not yet applicable concern:

-	Amendments to IAS 21 – Lack of Exchangeability – as of January 1, 2025
-	Amendments to IFRS 9 and IFRS 7 – Classification and Measurement of Financial Instruments – as of January 1, 2026
-	Annual Improvements to IFRS Accounting Standards as of January 1, 2026 – Amendments to:
o	IFRS 1 First-time Adoption of International Financial Reporting Standards;
o	IFRS 7 Financial Instruments: Disclosures and its accompanying Guidance on implementing IFRS 7;
o	IFRS 9 Financial Instruments;
o	IFRS 10 Consolidated Financial Statements; and
o	IAS 7 Statement of Cash flows
-	New standard – IFRS 18 – Presentation and Disclosure in Financial Statements – as of January 1, 2027
-	New standard – IFRS 19 – Subsidiaries without Public Accountability: Disclosures – as of January 1, 2027

As of December 31, 2024, these new standards, interpretations and amendments are under analysis to see if there are applicable to the Company.

2.2.Scope and method of consolidation

●	Accounting policy

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

As of December 31, 2024, the scope of consolidation consists of two entities, the parent, Inventiva S.A. and its 100% owned subsidiary, Inventiva Inc., for which no non-controlling interest is recognized.

		Percent of
	Date of	Ownership
	incorporation	Interest	Accounting Method
INVENTIVA Inc.	01/05/2021	100%	Fully Consolidated

The table below shows the contribution of the consolidated entities as of December 31, 2024, 2023 and 2022 in the consolidated financial statements:

December 31, 2024			Consolidation	Inventiva
Thousands of euros	Inventiva S.A.	Inventiva Inc.	adjustments	consolidated
Net income (loss)	(184,045)	22	(189)	(184,212)
Total assets	120,051	15,576	(16,660)	118,967
Shareholders’ equity	(105,358)	1,051	(2,341)	(106,647)

December 31, 2023			Consolidation	Inventiva
Thousands of euros	Inventiva S.A.	Inventiva Inc.	adjustments	consolidated
Net income (loss)	(107,231)	(197)	(2,999)	(110,426)
Total assets	70,304	13,301	(14,045)	69,561
Shareholders’ equity	(30,777)	876	(2,130)	(32,032)

December 31, 2022			Consolidation	Inventiva
Thousands of euros	Inventiva S.A.	Inventiva Inc.	adjustments	consolidated
Net income (loss)	(55,173)	691	208	(54,274)
Total assets	112,289	8,676	(4,962)	116,004
Shareholders’ equity	44,369	1,111	(5)	45,476
●	Interests in associates and joint ventures

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

The Company’s consolidated financial statements are presented in euros, which is also the functional currency of the parent company, Inventiva S.A. The functional currency of Inventiva Inc. is the U.S. dollar. All amounts presented in these notes to the consolidated financial statements are denominated in euros unless otherwise stated.

●	Translation of financial statements into presentation currency

The results and financial position of foreign operations that have a functional currency different from the presentation currency are translated into euros, the presentation currency, as follows:

●	Assets and liabilities for each balance sheet presented are translated at the closing rate on the date of that balance sheet,
●	Income and expenses for each statement of income (loss) and statement of comprehensive income (loss) are translated at average exchange rates (which is an approximate value of the exchange rate on the transaction date in the absence of significant fluctuations. Income and expenses are translated at the transaction dates if the exchange rates fluctuate significantly), and
●	All resulting exchange differences are recognized in other comprehensive income.

Exchange rate (USD per EUR)	As of December 31, 2024	As of December 31, 2023	As of December 31, 2022
Average exchange rate for the period	1.0824	1.0813	1.0530
Exchange rate at period end	1.0389	1.1050	1.0666

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

The principal useful lives applied are as follows:

●	Buildings: 20 to 25 years
●	Fixtures and fittings: 10 years
●	Technical facilities: 6 to 10 years
●	Equipment and tooling: 6 to 10 years
●	General facilities, miscellaneous fixtures, and fittings: 10 years
●	Office equipment: 5 years
●	IT equipment: 5 years
●	Furniture: 10 years

3.2.Lease contracts

Lease contracts are recognized in accordance with the standard IFRS 16 - Leases as follows:

●	an asset, representing its right to use the leased asset during the lease term (right-of-use asset).
●	a liability, representing the present value of the outstanding lease payments (lease liability).

For each asset, the discount rate used to calculate the lease liability is determined based on the incremental borrowing rate at the date the Company obtains the right to control the use of leased asset. The incremental borrowing rate is the rate of interest that a lessee would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment.

See Note 13.5. – Lease Liabilities.

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

3.4.Derivatives

The Company may have to use derivative financial instruments to hedge its exposure to exchange rate risks (Currency forward sales). The Company has not opted for hedge accounting in accordance with IFRS 9- Financial Instruments (‘IFRS 9’).

The derivatives used to hedge exchange rate risks are measured at their fair value in the statement of financial position. All changes in fair value of derivative instruments are recognized in the statement of income (loss) and classified in financial income (loss). The fair values of derivatives are estimated based on commonly used valuation models considering data from active markets.

EIB warrants

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

The EIB Warrants, put option and call option are each classified as derivatives on own equity instruments, because the “fixed-for-fixed” rule under IAS 32, which provides that derivatives will be classified as equity if they can only be settled by delivering a fixed number of shares in exchange for a fixed amount of cash or another financial asset, is not met (non-cash settlement option which may result in exchanging a variable number of shares, for a variable price). The derivatives are recognized at fair value through profit and loss. The fair value is estimated using the Longstaff Schwartz model which takes into account data from active markets and unobservable data (directly and indirectly) (see Note 3.17. – Use of estimates and judgment).

The put option can only be exercised in the framework and for the purposes of a cashless exercise of the EIB Warrants, and thus cannot be exercised on a standalone basis. The put option comes into effect upon the issuance of EIB Warrants by the Issuer and remains in effect for the lifetime of the EIB Warrants. In addition, the put option is not independently transferable from the EIB Warrants. Thus, the put option is not bifurcated, and it is to be considered as part of the valuation of the EIB Warrants.

The call option is exercisable by the Company, under very specific circumstances wherein the value of the EIB Warrants increases due to a takeover bid for the Company. The Company believes it is very unlikely that it will take advantage of exercising the call option. Thus, the call option has been valued at zero and does not require bifurcation.

ABSAs

On October 14, 2024, the Company announced the Structured Financing of up to €348 million. See Note 1.2. – Significant events of 2024.

Subject to the satisfaction of the T2 Conditions Precedent, the second tranche will consist of the issuance of ABSAs, which are comprised of T2 New Shares and T2 BSAs to which, each, one T3 BSA is attached.

Before the issuance of the instruments, the T2 New Shares or T2 BSAs are treated as call options, and are each classified as derivatives on own equity instruments, because the “fixed-for-fixed” rule under IAS 32, which provides that derivatives will be classified as equity if they can only be settled by delivering a fixed number of shares in exchange for a fixed amount of cash or another financial asset, is not met (non-cash settlement option which may result in exchanging a variable number of shares). The derivatives are recorded as liabilities at fair value, with changes in fair value recorded through profit and loss, for an amount of €73.4 million as of December 31, 2024 (€89.4 million for the initial recognition of the fair value of derivative instruments in connection with the Structured Financing, offset by a decrease in fair value of €16 million over the period). The fair value is estimated using the Black & Scholes approach which takes into account data from active markets and unobservable data (directly and indirectly) (see Note 3.17. – Use of estimates and judgment).

At the issuance date, the number of T2 New Shares or T2 BSAs will be fixed, and the instruments will meet the “fixed-for-fixed” rule under IAS 32. The fair value of the derivative instruments, at the issuance date, will then be de-recognized through equity.

For the T3 BSAs, the “fixed-for-fixed” rule under IAS 32 is met, since they will be settled, when exercised, only through the delivery of a fixed number of shares in exchange for a fixed amount of cash. Thus, the instruments are classified as equity instruments.The accounting treatment and impact of the derivatives (EIB warrants and ABSAs) on the 2022, 2023 and 2024 financial years is described in Note 13. – Financial debt.

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

3.6.Share-based payments plans

Since the Company’s inception, the Company put in place compensation plans settled in equity instruments in the form of share warrants awarded to employees (Bons de souscription de parts de créateur d’entreprise, BSPCE or BSPCE share warrants) and to a non-employee (Bons de souscription d’actions, BSA or BSA share warrants), bonus share award to employees (Attribution gratuite d’actions, AGA or AGA bonus share award) and free performance units plans (Attribution gratuite d’unités de performance, PAGUP or PAGUP free performance units).

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

Movement, details, and measurement of the fair value of options incorporates the vesting conditions of these plans are described in Note 12.3. – Share warrants plan, Note 12.4. – Bonus share award plans and Note 12.5. – Performance units plans.

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

3.8.Royalty Certificates liabilities

The royalty certificates are a contractual obligation for the Company to make cash payments to investors amounting to a percentage of future lanifibranor net sales (2% for the 2023 Royalty Certificates and 3% for the 2024 Royalty Certificates) under the condition of the occurrence of such sales, which is an event that is not under the control of the Company. Therefore, they meet the definition of financial liabilities.

The Company concluded that they do not include embedded derivatives related to the variability of royalties that are based on future net sales which variable is specific to a party to the contract.

In addition, the Company concluded that the early redemption payment clause was an embedded derivative with a fair value considered to be nil. Consequently, there is no embedded derivative to be accounted for separately (see Note 3.17. – Use of estimates and judgment).

Royalty certificates are initially measured at fair value (refer to Note 13. – Financial debt for valuation model applied). They are subsequently measured at amortized cost calculated using the effective interest rate (‘EIR’) method (see Note 3.17. – Use of estimates and judgment).

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

Deferred taxes

Deferred taxes are recognized when there are temporary differences between the carrying amount of assets and liabilities in the Company’s financial statements and the corresponding tax base used to calculate taxable profit. Deferred taxes are not recognized if they arise from the initial recognition of an asset or liability in a transaction other than a business combination which, at the time of the transaction, does not affect either the accounting or the taxable profit (tax loss).

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

Deferred tax assets

Deferred tax assets are recognized for all deductible temporary differences, unused tax losses and unused tax credits to the extent that it is probable that the temporary difference will reverse in the foreseeable future and that taxable profit will be available against which the deductible temporary difference, unused tax losses or unused tax credits can be utilized. It includes the research tax credit granted by the U.S. Government granted by the tax authorities to encourage technical and scientific research by U.S. companies (see Note 8. - Deferred tax assets).

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

Deferred tax liabilities

Deferred tax liabilities are recognized for all taxable temporary differences associated with investments in subsidiaries, branches and associates, and interests in joint arrangements, except when the parent, the investor, the joint venture or the joint operator is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

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

Under IFRS 15, revenue is recognized when the Company fulfills a performance obligation by providing separate goods or services to a customer, when the customer obtains control of those goods or services. An asset is transferred when the customer obtains control of that asset or service. Under this standard, each contract must be analyzed on a case-by-case basis (unless precluded by the standard) in order to verify whether it contains performance obligations to customers, and, if applicable, to identify the nature of said obligations in order to appropriately account for the amount that the Company has received or is entitled to receive from customers:

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

The accounting treatment of the contracts with customers are detailed in Note 19.1. – Revenues.

3.13.Other income

Research tax credit

It includes the CIR granted by the French tax authorities to encourage technical and scientific research by French companies and it is recorded in the “Tax receivables” line of the statement of financial position. Regarding CIR companies demonstrating that they have expenses that meet the required criteria, including research expenses located in France or certain other European countries, receive a tax credit that can be used against the payment of the corporate tax due the fiscal year in which the expenses were incurred and during the next three fiscal years; provided, that companies may receive cash reimbursement for any excess portion.

Only those companies meeting the EU definition of a small or medium-sized entity (’SME’) are eligible for payment in cash of their CIR (to the extent not used to offset corporate taxes payable) in the year following the request for reimbursement. Inventiva meets the EU definition of an SME and therefore should continue to be eligible for prepayment.

Inventiva S.A. has been eligible for CIR since inception. The CIR is recognized in “Other income” during the reporting period in which the eligible expenditure is incurred as it meets the definition of government grant as defined in IAS 20 — Accounting for Government Grants and Disclosure of Government Assistance.

Other grants

The Company could receive subsidies from several public bodies. The subsidies are related to net income and granted to compensate for incurred expenses. They are therefore recognized in net income as other income for the period in which it becomes reasonably certain that they will be received.

3.14.Fair value measurement

In the table below, financial instruments are measured at fair value according to a hierarchy comprising three levels of valuation inputs:

●	Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.
●	Level 2: Inputs other than quoted market prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
●	Level 3: Unobservable inputs for the asset or liability.

The table below presents the financial assets and liabilities of the Company measured at fair value at December 31, 2024:

At December 31, 2024 (in thousands of euros)	Level 1	Level 2	Level 3
Financial assets at fair value through profit or loss
Derivatives instruments assets	—	—	—
Term deposits	—	—	—
Total assets	—	—	—
Financial liabilities at fair value through profit or loss
Long-term financial debt - derivatives	—	—	24,315
Short‑term financial debt – derivatives	—	—	73,400
Total liabilities	—	—	97,715

See Note 13.3. – Long term derivatives and 13.4. – Short term derivatives.

The table below presents the financial assets and liabilities of the Company measured at fair value at December 31, 2023:

At December 31, 2023 (in thousands of euros)	Level 1	Level 2	Level 3
Financial assets at fair value through profit or loss
Derivatives instruments assets	—	—	—
Term deposits	—	—	—
Total assets	—	—	—
Financial liabilities at fair value through profit or loss
Long-term financial debt – derivatives	—	—	10,265
Total liabilities	—	—	10,265

The table below presents the financial assets and liabilities of the Company measured at fair value at December 31, 2022:

At December 31, 2022 (in thousands of euros)	Level 1	Level 2	Level 3
Financial assets at fair value through profit or loss
Derivatives instruments assets	—	—	—
Term deposits	—	—	—
Total assets	—	—	—
Financial liabilities at fair value through profit or loss
Long-term financial debt – derivatives	—	—	9,876
Total liabilities	—	—	9,876

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

Translation of foreign currency transactions

As of December 31, 2024, foreign currency transactions include bank accounts and term deposits in U.S dollars implemented after the initial public offering on the Nasdaq Global Market in July 2020 (‘IPO’). Certain purchasing transactions are carried out in foreign currencies for the Company’s studies and clinical trials conducted in the United States and to a lesser degree the United Kingdom, Switzerland, Australia, Canada and Sweden. For the year ended December 31, 2024, these expenses in a foreign currency amounted to approximately €37.3 million, or 33% of the operating expenses, to be compared to €46.8 million, or 37% for the year ended December 31, 2023, and €15.9 million, or 21% for the year ended December 31, 2022.

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

For the company’s geographical split please refer to tables below:

	As of December 31,
(in thousands of euros)	2022	2023	2024
France	568	541	48
USA	—	—	—
China	—	—	—
Intangible assets	568	541	48
France	6,324	8,402	3,664
USA	1,062	724	323
China	—	—	1,018
Property, plant and equipment	7,386	9,125	5,005
France	1,603	9,958	1,047
USA	65	96	—
China	—	—	—
Other non-current assets	1,668	10,055	1,047

	As of December 31,
(in thousands of euros)	2022	2023	2024
France	127	118	69
USA	(2)	—	—
China	12,054	4,610	9,129
Japan	—	12,750	—
Revenue	12,179	17,477	9,198

3.17.Use of estimates and judgment

The preparation of financial statements in accordance with IFRS Accounting Standards requires:

●	Management to make judgments when selecting appropriate assumptions for accounting estimates, which consequently involve a certain degree of uncertainty.
●	Management to make estimates and apply assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, as well as information presented for the period.

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

Revenue

●	Identifying performance obligations - A promised good, or service will need to be recognized separately in revenue if it is distinct as defined in IFRS 15. In determining whether the performance obligation is separate, the Company analyses if (i) the good or service is distinct in absolute terms, i.e. it can be useful to the customer, either on its own or in combination with resources that the customer can obtain separately; and if (ii) the good or service is distinct in the context of the contract, i.e. it can be identified separately from the other goods and services in the contract because there is not a high degree of interdependence or integration between this element and the other goods or services promised in the contract. If either of these two conditions is not met, the good or service is not distinct, and the Company must group it with other promised goods or services until it becomes a distinct group of goods or services.

In the context of Biotech industry R&D services are generally capable of being distinct if:

-	The entity sells the services on their own - i.e. without a related license. This indicates that customers can benefit from the services on their own and they are therefore capable of being distinct; or
-	The customer can benefit from the services together with the license that has already been transferred to the customer. Readily available resources include goods or services that have already been transferred. If the license is transferred at the beginning of the contract, the services will typically be capable of being distinct.

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

●	Allocation of transaction price to performance obligations - A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. To determine the proper revenue recognition method, the Company evaluates whether the contract should be accounted for as more than one performance obligation. This evaluation requires significant judgment; some of the Company’s contracts have a single performance obligation as the promise to transfer the individual goods or services is not separately identifiable from other promises in the contracts and, therefore, not distinct. For contracts with multiple performance obligations, the Company allocates the contract’s transaction price to each performance obligation using its best estimate of the standalone selling price of each distinct good or service in the contract.
●	Non-cash consideration - To determine the transaction price for contracts in which a customer promises consideration in a form other than cash, an entity shall measure the non-cash consideration (or promise of non-cash consideration) at fair value. If an entity cannot reasonably estimate the fair value of the non-cash consideration, the entity shall measure the consideration indirectly by reference to the stand-alone selling price of the goods or services promised to the customer (or class of customer) in exchange for the consideration. The fair value of the non-cash consideration may vary because of the form of the consideration (for example, a change in the price of a share to which an entity is entitled to receive from a customer).

●	Variable consideration - Due to the nature of the work required to be performed on many of the Company’s performance obligations, the estimation of total revenue and cost at completion is complex, subject to many variables and requires significant judgment. It is common for the collaboration and license agreements to contain variable consideration that can increase the transaction price. Variability in the transaction price arises primarily due to milestone payments obtained following the achievement of specific milestones (e.g., scientific results or regulatory or commercial approvals). The Company includes the related amounts in the transaction price when it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. The effect of the increase of the transaction price due to milestones payments is recognized as an adjustment to revenue on a cumulative catch-up basis.
●	Revenue recognized over time and input method - Some of the Company’s performance obligations are satisfied over time as work progresses, thus revenue is recognized over time, using an input measure of progress as it best depicts the transfer of control to the customers.

The application of the IFRS 15 on the current contracts with customers is detailed in Note 19.1. - Revenues.

French Research Tax Credit (CIR)

The amount of the CIR is determined based on the Company’s internal and external expenditure in the reporting period. Only eligible research costs may be included when calculating the CIR. Compliance with the eligibility criteria for expenses when calculating the Tax Credit may require some judgment on the part of the Company.

Valuation of share warrants and bonus share award plans

Fair value measurements of share warrants and bonus share award granted to employees are based on actuarial models which require the Company to factor certain assumptions into its calculations (see Note 12.3. – Share warrants plan and Note 12.4. - Bonus share award plans).

Measurement of retirement benefit obligations

The Company operates a defined benefit pension plan. Its defined benefit plan obligations are measured in accordance with actuarial calculations based on assumptions such as discount rates, the rate of future salary increases, employee turnover, mortality tables and expected increases in medical costs. The assumptions used are generally reviewed and updated annually. The main assumptions used, and the methods chosen to determine them are set out in Note 3.10. – Provisions for retirement benefit obligations. The Company considers that the actuarial assumptions used are appropriate and justified in light of current circumstances. Nevertheless, retirement benefit obligations are likely to change in the event that actuarial assumptions are revised.

Derivatives

The Company may have to use derivative financial instruments to hedge its exposure to exchange rate risks (Currency forward sales). The Company has not opted for hedge accounting in accordance with IFRS 9. The fair values of these derivatives are estimated on the basis of commonly used valuation models considering data from active markets.

The fair value measurement of the EIB Warrants and the put options related to those EIB Warrants is based on the LongStaff Schwartz option valuation model which makes assumptions about complex and subjective variables. These variables include the value of the Company’s shares, the expected volatility of the share price over the lifetime of the instrument, and the present and future behavior of holders of those instruments. There is a high inherent risk of subjectivity when using an option valuation model to measure the fair value of derivative instruments and of the equity instruments in accordance with IAS 32 – Financial Instruments – Presentation (‘IAS 32’) and IFRS 9. The fair value measurement of the debt component of the EIB Warrants was determined by discounting cash flows at market rate (unobservable input).

The fair value measurement of the T2 New Shares and T2 BSAs call options is based on the Black & Scholes approach which makes assumptions about complex and subjective variables. These variables include the value of the Company’s shares, the expected volatility of the share price over the lifetime of the instrument, and management judgement such as the date and probability of realization. There is a high inherent risk of subjectivity when measuring the fair value of derivative instruments and of the equity instruments in accordance with IAS 32 and IFRS 9.

The valuation approach and assumptions utilized are disclosed in Note 13. – Financial debt.

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

Subcontracting Costs Related to Clinical Trials

Following the initiation of the Phase III clinical trial evaluating lanifibranor in MASH, the Company has signed contracts with contract research organizations. These CRO contracts are intended to conduct clinical trials, to support regulatory approval of the product in Europe and the United States and to manage pharmacovigilance operations (see Note 26. – Commitments related to operational activities).

In order to reflect the time that may exist between the time when expenses are incurred by subcontractors in clinical trials and the time, they are re-invoiced to Inventiva, the Company estimates a liability for accrued expenses or a prepaid expense to be recorded in the consolidated financial statements at each closing date.

For each contract, the subcontracting expenses incurred at the consolidated statement of financial position date are estimated on the basis of information provided at each consolidated statement of financial position date by the CRO, in accordance with the contractual terms, and cost analyses carried out by the Company.

This estimate is then compared with the number of invoices received at the period end date.

When the estimated incurred expenses are higher than the invoiced expenses, a provision for accrued expenses is recorded in the consolidated financial statements (see Note 16.2. – Other current liabilities). When the expenses incurred are lower than the expenses invoiced, a prepaid expense is recorded in the consolidated financial statements (see Note 10.2. – Tax receivables and Other current assets).

3.18.Going concern

From inception, the Company has financed its growth through successive capital increases, debt, collaboration and license agreements and reimbursements of CIR receivables. The Company continues to pursue its research and development activities for its product candidates.

The Company has incurred operating losses and negative cash flows from operations since inception due to the innovative nature of the product candidates it is developing, which necessitates a research and development phase spanning several years. The Company does not expect to generate revenue from product sales in the near future. With the biopharmaceutical industry’s product development phases requiring increasing investments, the Company’s financing needs will continue to grow as clinical trials of the Company’s drug candidates progress and the Company invests to develop existing and new product candidates.

As of December 31, 2024, the Company had €96.6 million of available cash and cash equivalents (see Note 11. – Cash and cash equivalents).

As of the date of authorization of the issuance of these financial statements, given its current cost structure and its projected expenditure commitments, the Company estimates that it should be able to finance its activities until the middle of the third quarter of 2025. Accordingly, the Company’s current cash and cash equivalents will not be sufficient to cover its operating needs for at least the next 12 months.

Based on its current business plan, the Company estimates that to cover its obligations for the next 12 months its additional cash requirements amount to 40 to 45 million euros. These events and conditions indicate that a material uncertainty exists that may cast significant doubt on the Company’s ability to continue as a going concern and, therefore, the Company may be unable to realize its assets and discharge its liabilities in the normal course of business.

Subject to the satisfaction of the T2 Conditions Precedent for the issuance of the ABSAs, the Company expects to receive, in the second quarter of 2025 (i) gross proceeds of approximately €116 million from the issuance of the ABSAs and (ii) a second milestone payment of $10 million from CTTQ under the CTTQ Amendment. Based on its current business plan, the Company estimates that its existing cash and cash equivalents and these anticipated additional sources of funding would enable it to finance its activities until the end of the third quarter of 2026.

These estimates are based on the Company’s current business plan, which includes the pipeline prioritization plan under negotiations with the Company’s Worker’s Council (described in Note 29. – Events after the reporting date), but exclude any potential milestones payable to or by the Company and any additional expenditures related to other product candidates or resulting from any potential in licensing or acquisition of additional product candidates or technologies, or any associated development the Company may pursue. The Company may have based these estimates on assumptions that are incorrect, and the Company may end up using its resources sooner than anticipated.

The Company will need to raise additional funds to support its activities and its research programs and development, as currently envisaged, through:

●	other potential public or private securities offerings; and
●	potential strategic transactions such as business development partnerships and/or royalty deals.

The Company cannot guarantee that it will be able to obtain the necessary financing or execute any transaction, through any of the foregoing measures or otherwise, to meet its needs or to obtain funds at acceptable terms and conditions, on a timely basis, or at all. If the Company is unable to obtain funding on a timely basis, it may be required to significantly curtail, delay or discontinue one or more of its research or development programs or the commercialization of any approved product or be unable to expand its operations or otherwise capitalize on its business opportunities, as desired, which would impair the Company’s prospects.

The consolidated financial statements as of and for the year ended December 31, 2024, have been prepared on a going concern basis assuming the Company will continue to operate for the foreseeable future. As such, they do not include any adjustments related to the amount or classification of assets and liabilities that may be required if the Company were not able to continue as a going concern.

Note 4. Intangible assets

(in thousands of euros)	January 1, 2024	Increases	Decreases	December 31, 2024
Library of compounds	2,142	—	—	2,142
Software	1,784	21	—	1,806
Intangible assets, gross	3,926	21	—	3,947
Amortization and impairment of library of compounds	(1,816)	(325)	—	(2,141)
Amortization and impairment of software	(1,568)	(189)	—	(1,757)
Amortization and impairment	(3,384)	(514)	—	(3,899)
Intangible assets, net	541	(493)	—	48

(in thousands of euros)	January 1, 2023	Increases	Decreases	December 31, 2023
Library of compounds	2,142	—	—	2,142
Software	1,590	194	—	1,784
Intangible assets, gross	3,732	194	—	3,926
Amortization of library of compounds	(1,651)	(165)	—	(1,816)
Amortization of software	(1,512)	(56)	—	(1,568)
Amortization	(3,164)	(221)	—	(3,384)
Intangible assets, net	568	(27)	—	541

(in thousands of euros)	January 1, 2022	Increases	Decreases	December 31, 2022
Library of compounds	2,142	—	—	2,142
Software	1,575	15	—	1,590
Intangible assets, gross	3,717	15	—	3,732
Amortization of library of compounds	(1,487)	(165)	—	(1,651)
Amortization of software	(1,460)	(52)	—	(1,512)
Amortization	(2,947)	(217)	—	(3,164)
Intangible assets, net	770	(202)	—	568

During the 2024 financial year, changes in intangible assets mainly correspond to the increase of depreciation expenses to €0.2 million and €0.3 million of impairment used in R&D activities.

No other impairment tests have been performed on intangible assets in the years ended December 31, 2024, 2023 and 2022.

Note 5. Property, plant, and equipment

	January 1,				December 31,
(in thousands of euros)	2024	Increases	Decreases	Others	2024
Land	172	—	—	—	172
Buildings	3,470	—	—	—	3,470
Technical facilities, equipment and tooling	5,604	266	(155)	104	5,819
Other property, plant and equipment	1,536	26	(291)	—	1,271
Property, plant and equipment in progress	115	20	—	(115)	20
Right of use	8,943	421	—	83	9,446
Property, plant and equipment, gross	19,840	732	(446)	73	20,198
Depreciation and impairment of building	(2,286)	(1,070)	—	—	(3,357)
Depreciation and impairment of technical facilities, equipment and tooling	(4,676)	(860)	146	—	(5,390)
Depreciation and impairment of other property, plant and equipment	(1,271)	(97)	289	—	(1,078)
Depreciation and impairment of right of use	(2,480)	(2,851)	—	(37)	(5,368)
Depreciation and impairment	(10,714)	(4,878)	435	(37)	(15,193)
Property, plant and equipment, net	9,125	(4,146)	(10)	36	5,005

In 2024, the gross value of property, plant and equipment increased by €0.4 million mainly due to the recognition of the right of use related to the Fibroscans lease agreement for €0.4 million.

Depreciation and impairment increased by €4.5 million mainly due to the depreciation expense of €2.9 million of the right of use including €0.5 million due to an impairment of the right of use related to Fibroscan, and €1.5 million impairment expense of property, plant and equipment used in R&D activities.

	January 1,				December 31,
(in thousands of euros)	2023	Increases	Decreases	Others	2023
Land	172	—	—	—	172
Buildings	3,470	—	—	—	3,470
Technical facilities, equipment and tooling	5,457	210	(87)	24	5,604
Other property, plant and equipment	1,519	38	(44)	24	1,536
Property, plant and equipment in progress	65	98	—	(48)	115
Right of use	5,259	3,731	—	(46)	8,943
Property, plant and equipment, gross	15,941	4,076	(131)	(46)	19,840
Depreciation and impairment of buildings	(2,104)	(182)	—	—	(2,286)
Depreciation and impairment of technical facilities, equipment and tooling	(4,446)	(317)	86	—	(4,676)
Depreciation and impairment of other property, plant and equipment	(1,216)	(99)	44	—	(1,271)
Depreciation and impairment of right of use	(790)	(1,681)	0	(8)	(2,480)
Depreciation and impairment	(8,555)	(2,280)	130	(8)	(10,714)
Property, plant and equipment, net	7,385	1,797	(1)	(55)	9,125

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

On January 15, 2024, Hepalys’s shareholders approved a capital increase €1.6 million by issuing new shares to a new investor, NVCC. Inventiva opted not to participate in this capital increase. Consequently, the Company’s ownership in Hepalys was diluted to 15%. As of December 31, 2024, the Company holds 15% of Hepalys’s shares.

The Company analyzed its ownership of Hepalys and concluded that, as of December 31, 2024, it has a significant influence but not control or joint control of Hepalys. The significant influence is reflected through the ownership of percentage of interests held, the percentage of potential voting rights owned by the Company including the right of the Company under the Catalys Shareholders Agreement to acquire all outstanding shares of Hepalys at a pre-agreed multiple of post-money valuation that was exercisable as at December 31, 2024, as well as the active participation in the business of Hepalys in the framework of the Hepalys License Agreement.

The investment in Hepalys is accounted for using the equity method of accounting as of December 31, 2024.

The tables below provide the summarized statement of financial position of Hepalys. The disclosed information reflects the amounts presented in the financial statements of Hepalys and not the Company’s share of those amounts. They have been amended to reflect adjustments made by the Company when using the equity method, in this case fair value adjustments. The tables below provide also the reconciliation between the Hepalys statement of financial position and the carrying amount in the Company consolidated statement of financial position.

	December 31,	December 31,
(in thousands of euros)	2024	2023
Intangible assets	16,984	20,278
Total non-current assets	16,984	20,278
Other current assets	81	44
Cash and cash equivalents	1,785	1,082
Total current assets	1,866	1,126
Deferred assets	2	41
Total assets	18,851	21,444

Capital stock	552	640
Capital reserve	21,489	22,655
Capital surplus-others	816	—
earnings brought forward	(1,089)	(178)
Net loss for the period	(3,277)	(1,111)
Treasury Shares	0	(812)
Shareholders’ equity	18,490	21,194
Total non-current liabilities	0	0
Trade payables	353	237
Other current liabilities	8	13
Total current liabilities	361	250
Total equity and liabilities	18,851	21,444

Opening net assets	21,122	22,645
Loss for the period	(3,277)	(879)
Other comprehensive income	(920)	247
Capital variations	1,566	(819)
Closing net assets	18,490	21,194

Group’s share in %	15%	15%
(in thousands of euros)
Group’s share	2,707	3,267
Elimination of unrealized profit on downstream sales	(1,604)	(1,881)
Goodwill	37	38
Carrying amount	1,139	1,425

Note 7. Other non-current assets

	As of
	December 31,
(In thousands of euros)	2022	2023	2024
Long‑term deposit accounts	700	9,000	0
Advance payments – non-current	895	1,047	1,047
Accrued income	65	0	0
Security deposits	8	8	0
Other non‑current assets	1,668	10,055	1,047

Long-term deposits accounts

As of December 31, 2024, the decrease of the long-term deposit accounts is related to the closing of the €9.0 million two-year deposit forward contract in July 2024.

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

Advances payments – non-current

As of December 31, 2023, and 2024 non-current advances to suppliers amounted to €1.0 million, corresponding to the advance paid under the CRO contract with PRA (see Note 26. – Commitments related to operational activities).

Note 8. Deferred tax assets

	As of December 31,
(in thousands of euros)	2022	2023	2024
Tax credits	—	225	217
Deferred tax assets	—	225	217

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

Inventiva S.A. has recorded tax losses for 2024 and every year since 2017. As recovery of these losses in future periods is considered unlikely due to the uncertainty inherent to the Company’s activity, no deferred tax assets were recognized on this basis for the full year ended December 31, 2024, as previous periods.

Inventiva Inc. recognized deferred tax assets for an amount €0.2 million of as of December 31, 2024, which relate to U.S. R&D tax credits. Inventiva Inc. is entitled to claim special tax deductions for investments in qualifying expenditure under the Research and Development Tax Incentive regime in the United States. U.S. R&D tax credits can be carried forward for 20 years, are non-refundable unlike the CIR and used to reduce regular tax liability. The Company assessed that the deferred tax assets should be recoverable up to €0.2 million using the estimated future taxable income based on the approved business plans and budgets for the subsidiary on the next three years. Consequently, all other deferred tax assets remain unrecognized.

The balance of unrecognized deferred taxes on Inventiva S.A. tax loss carryforwards (basis) amounts to €516.2 million at December 31, 2024, to €374.6 million at December 31, 2023, and to €261.8 million at December 31, 2022.

Note 9. Inventories

	As of
	December 31,
(In thousands of euros)	2022	2023	2024
Laboratory inventories	406	426	381
Inventories write‑down	(33)	(9)	(381)
Inventories	373	417	0

Note 10. Trade receivables, tax receivables and other current assets

10.1.Trade receivables and others

Trade receivables and others break down as follows:

	As of
	December 31,
(In thousands of euros)	2022	2023	2024
3 months or less	0	3,807	531
Between 3 and 6 months	—	—	—
Between 6 and 12 months	—	—	—
More than 12 months	—	—	—
Trade receivables and others	0	3,807	531

The average payment period is 30 days.

As of December 31, 2024, trade receivables and others decreased by €3.3 million mainly due to the receipt of a payment from CTTQ for the reinvoicing of part of the Company’s study costs.

As of December 31, 2023, trade receivables and others mainly consisted of the reinvoicing to CTTQ of a share of costs incurred, for the Phase I clinical pharmacology study and the ongoing NATiV3 Phase III trial.

10.2.Tax receivables and Other current assets

	As of December 31,
(in thousands euros)	2022	2023	2024
CIR and other research tax credits	5,994	5,333	4,915
Other	13	19	25
Tax receivables	6,007	5,352	4,941
Prepaid expenses	8,601	4,656	2,442
Short-term deposit accounts	1,048	70	—
Current accrued income	117	1,047	1,574
Liquidity agreement - Cash	282	422	349
VAT receivables	3,057	5,066	5,055
Other receivables	162	435	56
Other current assets	13,267	11,696	9,476
Other current assets and receivables	19,274	17,048	14,417

French Research Tax Credit (“CIR”)

As of December 31, 2024, tax receivables amounted to €4.9 million, mainly relating to the 2024 CIR as of December 31, 2024, in the amount of €4.9 million.

As of December 31, 2023, tax receivables amounted to €5.4 million, mainly relating to the 2023 CIR as of December 31, 2023, in the amount of €5.3 million and remain stable compared to December 31, 2022.

As of December 31, 2022, tax receivables were mainly composed of CIR and other research tax credits for an amount of €6.0 million, including €0.8 million for the R&D Tax Research Credit of Inventiva Inc and €5.2 million for the CIR.

Prepaid expenses

As of December 31, 2024, Prepaid expenses, which decreased by approximately €2.2 million, are mainly composed of trial costs related to the NATiV3 Phase III global trial in 2024.

As of December 31, 2023, prepaid expenses decreased by €3.9 million compared to December 31, 2022. They are mainly composed of a reduction in prepaid expenses for the NATiV3 Phase III clinical trial, and to a lesser extent, a reduction in directors’ and officers’ insurance costs (D&O insurance taken out following the Company’s listing on the Nasdaq Global Market in 2020).

As of December 31, 2022, the €1.1 million increase in prepaid expenses mainly relates to research costs incurred in the context of CRO contracts with subcontractors, and to a lesser extent, to computer maintenance costs and research equipment, patent annuity costs and insurance contributions.

Short-term deposit accounts

As of December 31, 2024, the Company had no short-term deposit accounts.

As of December 31, 2023, short-term deposit accounts are composed exclusively of accrued interest. The decrease compared to December 31, 2022, of €1.0 million, is mainly due to the end of a deposit for €1.0 million.

As of December 31, 2022, short-term deposit accounts decreased by €7.8 million compared to December 31, 2021, mainly due to the maturity of a term deposit subscribed during the year ended 2021 with Société Générale of $10 million (€8.8 million).

Current accrued income

As of December 31, 2024, the current accrued income increased by €0.5 million mainly due to the re-invoicing of the costs of the NATiV3 Phase III global trial (€1.4 million as of December 31, 2024, compared to €0.9 million as of December 31, 2023).

Note 11. Cash and cash equivalents

	As of December 31,
(in thousands of euros)	2022	2023	2024
Other cash equivalents(1)	16,798	17,933	70,655
Cash at bank and at hand	69,939	8,985	25,908
Cash and cash equivalents	86,736	26,918	96,564

(1)Other cash equivalents correspond to short term bank deposits.

As of December 31, 2024, cash and cash equivalents amounted to €96.6 million compared to €26.9 million as of December 31, 2023, an increase of €69.6 million due to a net cash used in operating activities of €85.9 million, a net cash generated by investing activities of €8.7 million, and a net cash generated by financing activities of €145.6 million.

For the period ended December 31, 2024, the net cash generated from financing activities amounted to €145.6 million, compared to €29.1 million in 2023. The change is due to the receipt of:

●	The second tranche of €25 million drawn in January 2024 under the Finance Contract with the EIB,
●	Aggregate gross proceeds of €20.1 million (net proceeds €19.7 million) from the issuance of 2024 Royalty Certificates in July 2024,
●	Aggregate gross proceeds of €94.1 million (net proceeds €86.2 million) from the issuance of ordinary shares and prefunded warrants in October 2024 as part of the Structured Financing,
●	Aggregate gross proceeds of €21.4 million (net proceeds €19.8 million) from the issuance of ordinary shares and prefunded warrants in December 2024 as part of the Structured Financing.

(see Note 1.2. – Significant events of 2024).

Note 12. Shareholders’ equity

12.1.	Share capital

The share capital is set at €956,624 on December 31, 2024, divided into 95,662,391 fully authorized, subscribed and paid-up shares with a nominal value of €0.01.

Changes in share capital during the years ended December 31, 2024, 2023 and 2022 are as follows:

			Premiums
			related to	Number of
Date	Nature of the transactions	Share capital	share capital	shares	Nominal value
(in euros)	Balance as of 31 December 2021	408,735	165,071,565	40,873,551	0.01
June 15, 2022	Capital increase by issue of ordinary shares - (ATM)	12,606	9,353,504	1,260,618	0.01
June 15, 2022	Transaction costs related to ATM	—	(539,404)	—	—
	Balance as of 31 December 2022	421,341	173,885,665	42,134,169	0.01
August 30, 2023	August 2023 Share Issuance	96,186	30,491,082	9,618,638	0.01
August 30, 2023	Transaction costs related to the capital increase	—	(2,510,855)	—	—
December 8, 2023	Vesting of bonus shares	3,630	(3,630)	363,000	0.01
	Balance as of 31 December 2023	521,158	201,862,263	52,115,807	0.01
March 25, 2024	AGA 2021 2021-BIS	3,614	(3,614)	361,381	0.01
October 17, 2024	Structured Financing (T1 New Shares and T1 BSAs)	346,005	38,422,366	34,600,507	0.01
December 16, 2024	AGA 2023-2	7,126	(7,126)	712,632	0.01
December 19, 2024	Structured Financing (T1 bis Shares and T1 bis BSAs) financing	78,721	8,885,708	7,872,064	0.01
	Balance as of December 31, 2024	956,624	249,159,597	95,662,391	0.01

During the year ended December 2024, the main impact on share capital relates to the two first phases of the Structured Financing (See Note 1.2. – Significant events of 2024):

-	First phase, with the issuance of 34,600,507 T1 New Shares at €1.35 per share and of 35,399,481 T1 BSAs, each giving the right, if exercised to one new ordinary share at a subscription price of €0.01 per new ordinary share at a pre-funded exercise price of €1.34 per T1 BSA. The first phase resulted in aggregate gross proceeds of €94.1 million.
-	Second phase, following issuance of the T1 New Shares and T1 BSAs, with the issuance of 7,872,064 T1 bis Shares at €1.35 per share and of 8,053,847 T1 bis BSAs, each giving the right, if exercised, to one new ordinary share at a subscription price of €0.01 per new ordinary share at a pre-funded exercise price of €1.34 per T1 bis BSA. The second phase resulted in aggregate gross proceeds of €21.4 million.

During the year ended December 2023, the main impact on share capital relates to the August 2023 Share Issuance consisting of the issuance of 9,618,638 newly issued ordinary shares with a nominal value of €0.01 per share, at a subscription price of €3.18 per share and aggregate gross proceeds of €30.6 million on August 31, 2023. The transaction costs amounted to €2.5 million. Settlement of the August 2023 Share Issuance occurred on September 5, 2023. This capital increase, for an aggregate net proceeds of €28.0 million, is detailed in Note 1.3. - Significant events of 2023 and 2022.

In December 2023, the bonus share award plan AGA 2022 was vested, increasing the share capital by €3,630.

During the years ended December 31, 2022, the main impacts on the share capital related to the following events:

-	Capital increase of €9.4 million (gross amount) on June 15, 2022 due to the issuance of 1,260,618 new shares as part of the Company’s ATM program set up on August 2, 2021.

For more details on the operations of the fiscal year 2022, please refer to Note 1.3. – Significant events of 2023 and 2022.

Movements related to BSA share warrants plans and AGA bonus shares award plans are described in Note 12.3. - Share warrants plan and Note 12.4. - Bonus share award plans.

12.2.	Liquidity agreement

On January 19, 2018, the Company entered into a liquidity agreement with Kepler Cheuvreux, replacing the previous liquidity agreement with Oddo BHF. This agreement with Kepler Cheuvreux, as amended in 2019, automatically renews for 12-month periods unless terminated by either party. Under the terms of the agreement, the investment services provider (‘ISP’) is authorized to buy and sell the Company’s treasury shares without interference from the Company in order to ensure the liquidity of the shares on the Euronext market.

The liquidity agreement with Kepler Cheuvreux was extended for a new period of 12 months from January 1, 2024, and has been renewed again for a new period of 12 months from January 1, 2025.

On December 31, 2024, 2023 and 2022, treasury shares acquired by the Company through its ISP, as well as the gains or losses resulting from share purchase, sale, issue and cancellation transactions during the years 2024, 2023 and 2022, were accounted for as a deduction from equity. Consequently, these transactions had no impact on the Company’s results.

12.3.	Share warrants plan

Share-based payments correspond to:

-	BSA share warrants granted to Company directors in 2017, with a subscription price set at €0.534;
-	BSA share warrants granted to Company service providers in 2018, with a subscription price set at €0.48;
-	BSA share warrants granted in 2019 to David Nikodem, a member of Sapidus Consulting Group LLC, a service provider of the Company, with a subscription price set at €0.18;
-	BSA share warrants granted in 2020 to David Nikodem, a member of Sapidus Consulting Group LLC, and Jérémy Goldberg, a member of PG Healthcare LLC, both service providers of the Company, with a subscription price set at €0.29;
-	BSPCE founder share warrants granted in 2021, to Frédéric Cren and Pierre Broqua, Chief Executive officer and Deputy Chief Executive Officer, respectively of the Company;
-	BSA share warrants granted in 2021 to David Nikodem, a member of Sapidus Consulting Group LLC, a service provider of the Company, with a subscription price set at €2.45;
-	BSA share warrants granted in 2023 to David Nikodem, a member of Sapidus Consulting Group LLC, a service provider of the Company, with a subscription price set at €0.20 and an exercise price of €2.51; and
-	BSA share warrants granted in 2023 to David Nikodem, a member of Sapidus Consulting Group LLC, a service provider of the Company, with a subscription price set at €0.31 and an exercise price of €3.91.

Characteristics of BSPCE share warrant plans

As of December 31, 2024, one BSPCE share warrant plans is outstanding: BSPCE 2021.

The main characteristics of the BSPCE plan are described in the following table:

	BSPCE 2021
Decision of issuance by the Board of Directors	04/16/2021
Grant date	04/16/2021
Beneficiary	Chief Executive Officer and Deputy Chief Officer (Frédéric Cren and Pierre Broqua)
Number of BSPCE granted	600,000
Expiration date	03/31/2034
Number of shares per BSPCE	1
Subscription price (€)	0
Exercise price (€)	11.74
Performance condition	Partially	(1)
Valuation method used	Monte Carlo
Fair value at grant date (€)	[5.4 – 5.7]	(1)
Expected volatility	64%
Average life (years)	5
Risk-free rate	0.60%
Expected dividends	—
(1)	The fair value at grant date is different depending on whether the BSPCEs are subject to market performance conditions.

Characteristics of BSA share warrant plans

As of December 31, 2024, eight BSA share warrant plans were outstanding: BSA 2017, BSA 2018, BSA 2019, BSA 2019 bis, BSA 2019 ter, BSA 2021, BSA 2023 and BSA 2023–2.

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

The main characteristics of BSA plans are described in the following table:

		BSA		BSA
	BSA 2017	2018-1	BSA 2019	2019 Bis	BSA 2019 ter	BSA 2021	BSA 2023	BSA 2023-2
Decision of issuance by the Board of Directors	05/29/2017	12/14/2018	06/28/2019	03/09/2020	03/09/2020	04/16/2021	05/25/2023	12/15/2023
Grant date	05/29/2017	12/14/2018	06/28/2019	03/09/2020	03/09/2020	04/16/2021	05/25/2023	12/15/2023
Beneficiary	Directors	Service providers	Service providers	Service providers	Service providers	Service providers	Service providers	Service providers
Vesting period (year)	3 tranches: 1 year, 2 years and 3 years	between 1 and 3 years	1	1	between 1 and 3 years	3	2.9 years	2.3 years
Expiration date	05/29/2027	12/14/2028	06/28/2029	03/09/2030	03/09/2030	03/31/2034	03/31/2036	03/31/2036
Number of BSA granted	195,000	126,000	10,000	10,000	36,000	50,000	10,000	20,000
Number of shares per BSA	1	1	1	1	1	1	1	1
Subscription premium price per share (€)	0.534	0.48	0.18	0.29	0.29	2.45	0.20	0.31
Exercise price per share (€)	6.675	6.067	2.20	3.68	3.68	11.74	2.51	3.91
Performance condition	No	No	No	No	No	Yes	No	No
Valuation method	Black and Scholes	Black and Scholes	Black and Scholes	Black and Scholes	Black and Scholes	Monte Carlo	Black and Scholes	Black and Scholes
Fair value per BSA at grant date (€)	2.47	1.98	0.48	0.90	0.90	[3.0 – 3.2] (1)	1.89	2.67
Expected volatility	40%	40%	40%	40%	40%	64%	65%	62%
Average life (years)	6	6	5.5	6	6	5	6.5	6.2
Risk free rate	0.22%	0.30%	0.33%	0.0%	0.0%	0.60%	2.96%	2.65%
Expected dividends	—	—	—	—	—	—	—	—
(1)	The fair value at grant date is different depending on whether the BSAs are subject to market performance conditions.

Movements in BSPCE share warrants and BSA share warrants (in number of shares issuable upon exercise)

		Exercise	Outstanding				Outstanding	Number of
		price	at Jan 1,			Forfeited /	at December 31,	exercisable
Type	Grant Date	(in euros)	2024	Issued	Exercised	Lapsed	2024	shares
BSPCE - Plan 2021	04/16/2021	11.74	430,000	—	—	—	430,000	430,000
TOTAL BSPCE share warrants			430,000	—	—	—	430,000	430,000
BSA - Plan 2017	05/29/2017	6.67	130,000	—	—	—	130,000	130,000
BSA - Plan 2018	12/14/2018	6.07	116,000	—	—	—	116,000	116,000
BSA 2019	06/28/2019	2.20	10,000	—	—	—	10,000	10,000
BSA 2019 bis	03/09/2020	3.68	10,000	—	—	—	10,000	10,000
BSA 2019 ter	03/09/2020	3.68	36,000	—	—	—	36,000	36,000
BSA 2021	04/16/2021	11.74	14,333	—	—	—	14,333	14,333
BSA 2023	05/25/2023	2.51	10,000	—	—	—	10,000	—
BSA 2023 - 2	12/15/2023	3.91	20,000	—	—	—	20,000	—
TOTAL BSA share warrants			346,333	—	—	—	346,333	316,333
Total share warrants			776,333	—	—	—	776,333	746,333

At December 31, 2024, a total of 430,000 BSPCEs (or 430,000 shares) and 346,333 BSAs were outstanding, corresponding to a total of 776,333 shares, the maximum number of shares to be issued when all related conditions are met.

Share based payment expense totalized €236 thousand for the year ended December 31, 2024 (compared to €827 thousand for the year ended December 31, 2023) and were recognized in personnel costs (see Note 20.1. – Personnel costs and headcount).

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

Over the year ended December 31, 2023, 20,000 BSPCEs 2021 and 1,667 BSAs 2021 were forfeited following the (partial) non-satisfaction of a non-market condition, 30,000 BSPCEs 2021 were forfeited following the (partial) non-satisfaction of a market condition and 8,800 BSPCEs 2013 following the expiration of the plan.

On December 31, 2023, a total of 430,000 BSPCEs (or 430,000 shares) and 346,333 BSAs were outstanding, corresponding to a total of 776,333 shares, the maximum number of shares to be issued when all related conditions are met.

		Exercise	Outstanding				Outstanding	Number of
		price	at January 1,				at December 31,	shares
Type	Grant date	(in euros)	2022	Issued	Exercised	Forfeited	2022	exercisable
BSPCE — 2013 plan	Dec. 13, 2013	0.59	8,800	—	—	—	8,800	8,800
BSPCE Plan 2021	April 16, 2021	11.74	600,000	—	—	(120,000)	480,000	—
Total BSPCE			608,800	—	—	(120,000)	488,800	8,800
BSA — 2017 plan	May 29, 2017	6.67	130,000	—	—	—	130,000	130,000
BSA — 2018 plan	Dec. 14, 2018	6.07	116,000	—	—	—	116,000	116,000
BSA — 2019 plan	June 28, 2019	2.20	10,000	—	—	—	10,000	10,000
BSA 2019 Bis	March 9, 2020	3.68	10,000	—	—	—	10,000	10,000
BSA 2019 Ter	March 9, 2020	3.68	36,000	—	—	—	36,000	24,000
BSA – Plan 2021-1	April 16, 2021	11.74	20,000	—	—	(4,000)	16,000	—
Total BSA			322,000	—	—	(4,000)	318,000	290,000
Total			930,800	—	—	(124,000)	806,800	298,800

The change in BSPCE and BSA share warrants over 2022 can be broken down as follows:

●	Cancellation of 120,000 BSPCE following the recruitments conditions that haven’t been reached; and
●	Cancellation of 4,000 BSA following an employee departure,

On December 31, 2022, a total of 488,800 BSPCEs (or 488,800 shares) and 318,000 BSAs were outstanding, which corresponds to a total of 806,800 shares, the maximum number of shares to be issued when all related conditions are met,

12.4.	Bonus share award plans

As of December 31, 2024, one bonus share award plans was outstanding: AGA 2023-1.

The Board of Directors decided on December 13, 2024, to grant:

●	800,000 bonus shares awards to Frédéric Cren, as Chief Executive Director, under the new AGA 2024-1 plan,
●	800,000 bonus shares awards to Pierre Broqua, as Deputy Chief Executive Officer of the Company, under the new AGA 2024-2 plan,
●	1,577,000 bonus shares awards to employees under the new AGA 2024-3 plan,
●	113,000 bonus shares awards to employees under the new AGA 2024-4 plan,

The final terms and conditions of the plans have been shared to the beneficiaries in the course to January 2025, accordingly the related share-payment expenses are deferred to the year starting January 1, 2025. Therefore, they will be reflected in the financial statements for the year ended December 31, 2025.

On 25 May 2023, the Board of Directors decided to grant 300,000 performance units (‘PAGUP 2023’) to Frédéric Cren, Chairman of the Board of Directors and Chief Executive Officer of the Company until December 13, 2024 and Chief Executive Officer of the Company since then. The PAGUP is contingently cash settled. The most probable settlement is equity settled. Following the amendment to Article L, 225-197-1 II of the French Commercial Code, Frédéric Cren became eligible for AGAs instead of performance units. Therefore, at the Board of Directors’ meeting of March 25, 2024, it was decided to grant him 300,000 performance shares (AGA 2023-1) in place of his 300,000 performance units (PAGUP 2023).

On May 25, 2023, the Board of Directors decided, to grant 300,000 bonus shares awards to Pierre Broqua, as Deputy Chief Executive Officer of the Company, under the new AGA 2023-1 plan.

On December 15, 2023, the Board of Directors decided, to grant 760,000 bonus shares awards to employees under the new AGA 2023-2 plan,

The main characteristics are described in the table below:

	AGA 2021		AGA 2021-bis		AGA 2023		AGA 2023-2
Decision of issuance by the Board of Directors	04/16/2021		12/08/2021		05/25/2023		12/15/2023
Grant date	04/16/2021		12/08/2021		05/25/2023		12/15/2023
Beneficiary	Employees		Employees		Deputy Chief Executive Officer (Pierre Broqua)		Employees
Vesting period (year)	3		3		4		1
Holding period (year)	—		—		4		1
Service condition	Yes		Yes		Yes		Yes
Performance condition	Partially	(1)	Partially	(1)	No		No
Number of AGA granted	466,000		123,000		300,000		760,000
Number of shares per AGA	1		1		1		1
Valuation method used	Dual	(1)	Dual	(1)	Dual	(1)	Dual	(1)
Fair value per AGA at grant date	[9.8 – 11.3]	(1)	[11.4 – 12.2]	(1)	2.60		3.9
Expected volatility	64%		64%		N/A		N/A
Average life (years)	3		2.3		N/A		N/A
Risk-free rate	0.60%		0.60%		N/A		N/A
Expected dividends	—		—		—		—
Stock price reference	N/A		N/A		N/A		N/A
Non-transferable discount	N/A		N/A		N/A		N/A

	AGA 2024-1		AGA 2024-2		AGA 2024-3		AGA 2024-4
	(Tr1 - Tr2 - Tr3)		(Tr1 - Tr2 - Tr3)		(Tr1 - Tr2 - Tr3)		(Tr1 - Tr2 - Tr3)
Decision of issuance by the Board of Directors	12/13/2024		12/13/2024		12/13/2024		12/13/2024
Grant date	01/06/2025		01/06/2025		01/06/2025		01/17/2025
Beneficiary	Chief Executive Officer (Frédéric Cren)		Deputy Chief Executive Officer (Pierre Broqua)		Employees		Employees
Vesting period (year)	3		3		3		3
Holding period (year)	1		1		1		1
Service condition	Yes		Yes		Yes		Yes
Performance condition	Yes		Yes		No		No
Number of AGA granted	800,000		800,000		1,577,000		113,000
Number of shares per AGA	1		1		1		1
Valuation method used	Dual	(1)	Dual	(1)	Dual	(1)	Dual	(1)
Fair value per AGA at grant date	2,3		2,3		2,3		2,3
Expected volatility	N/A		N/A		N/A		N/A
Average life (years)	N/A		N/A		N/A		N/A
Risk-free rate	N/A		N/A		N/A		N/A
Expected dividends	—		—		—		—
Stock price reference	N/A		N/A		N/A		N/A
Non-transferable discount	N/A		N/A		N/A		N/A
(1)	AGA 2021-1 and AGA 2021-bis plans are partially composed of AGAs subject to a market performance condition. AGAs 2023-1, AGAs 2023-2, AGA 2024-1, AGA 2024-2, AGA 2024-3 and AGA 2024-4 are not subject to a market performance condition. Accordingly, AGAs not subject to performance conditions are valued on the basis of the share price less future dividends, discounted at the risk-free rate. AGAs subject to performance conditions are valued using the same method, adjusted by a discount applied to reflect the performance condition. This discount is determined using the “Monte Carlo” analysis. The fair value at the grant date is different depending on whether the AGAs are subject to market performance conditions.

Movements in AGA bonus shares (in number of shares issuable upon exercise)

		Stock price	Outstanding				Outstanding
		at grant date	at Jan 1,			Forfeited /	at December 31,
Type	Grant Date	(in euros)	2024	Granted	Vested	Lapsed	2024
AGA - Plan 2021 - 1	04/16/2021	11.30	297,599	—	(296,166)	(1,433)	—
AGA - Plan 2021 - bis	12/08/2021	12.20	65,215	—	(65,215)	—	—
AGA 2023-1	05/25/2023	2.60	300,000	300,000	—	(75,000)	525,000
AGA 2023-2	12/15/2023	3.90	748,000	—	(712,632)	(35,368)	—
TOTAL free shares			1,410,814	300,000	(1,074,013)	(111,801)	525,000

During 2024, the change in AGA bonus shares over the period can be broken down as follows:

-	Bonus share award plan AGA 2023-1 granted 300,000 additional shares have been granted to Frédéric Cren in place of his 300,000 PAGUP 2023(see Note 12.5. - Performance units plans);
-	Decrease of 75,000 AGA 2023-1 which were forfeited following the (partial) non-satisfaction of a non-market condition;
-	Cancellation of 1,433 AGA 2021-1 and 35,368 AGA 2023 following an employee departure;
-	The definitive vesting of 296,166 AGA 2021-1, 65,215 AGA 2021 – bis, and 712,632 AGA 2023-2.

At December 31, 2024,a total of 525,000 AGA bonus shares were outstanding.

Share-based compensation expense with respect to bonus shares award plans totaled €3,293 thousand for the year ended December 31, 2024, compared to €3,020 thousand for the year ended December 31, 2023, and €1,452 thousand for the year ended December 31, 2022, They are recognized in personnel costs (see Note 20.1. – Personnel costs and headcount).

		Stock price					Outstanding
		at grant	Outstanding				at
		date	at Jan 1,			Forfeited /	December 31,
Type	Grant Date	(in euros)	2023	Granted	Vested	Lapsed	2023
AGA - Plan 2021 - 1	04/16/2021	11.30	340,800	—	—	(43,201)	297,599
AGA - Plan 2021 - bis	12/08/2021	12.20	76,800	—	—	(11,585)	65,215
AGA 2022	12/08/2022	4.18	373,000	—	(363,000)	(10,000)	—
AGA 2023-1	05/25/2023	2.60	—	300,000	—	—	300,000
AGA 2023-2	12/15/2023	3.90	—	760,000	—	(12,000)	748,000
TOTAL free shares			790,600	1,060,000	(363,000)	(76,786)	1,410,814

During 2023, the change in AGA bonus shares over the period can be broken down as follows:

-	New bonus share award plan AGA 2023-1 granted 300,000 shares.
-	New bonus share award plan AGA 2023-2 granted 760,000 shares.

The decrease in AGA bonus shares over 2023 is due to:

-	13,719 AGA 2021-1 and 3,035 AGA 2021-bis plans which were forfeited following the (partial) non-satisfaction of a non-market condition.
-	20,550 AGA 2021-1 and 4,550 AGA 2021-bis which were forfeited following the (partial) non-satisfaction of a market condition.
-	Cancellation of 8,932 AGA 2021-1, 4,000 AGA 2021-bis, 10,000 AGA 2022 and 12,000 AGA 2023-2 following an employee departure.
-	The definitive vesting of 363,000 AGA 2022.

At December 31, 2023, a total of 1,410,814 AGA bonus shares were outstanding,

		Stock price					Outstanding
		at grant	Outstanding				at
		date	at January 1,			Forfeited /	December 31,
Type	Grant date	(in euros)	2022	Issued	Vested	Lapsed	2022
AGA — 2021-1 plan	04/16/21	11.30	448,000	—	—	(107,200)	340,800
AGA —2021-bis plan	12/08/21	12.20	123,000	—	—	(46,200)	76,800
AGA —2022 plan	12/08/22	4.18	—	373,000	—	—	373,000
Total AGA			571,000	373,000	—	(153,400)	790,600

During 2022, the change in AGA bonus shares over the period can be broken down as follows:

-	New bonus share award plan AGA 2022 granted 373,000 shares;
-	The cancellation of 107,200 shares of AGA 2021-1 plan that have forfeited following the departure of employees (22,000 shares) and the recruitments conditions that haven’t been reached (85,200 shares), The accounting impacts of not meeting these conditions are described in Note 20.1. – Personnel costs and headcount; and
-	The cancellation of 46,200 shares of AGA 2021-bis plan that have forfeited following the departure of employees (27,000 shares) and the recruitments conditions that have not been satisfied (19,200 shares),

At December 31, 2022, 790,600 AGAs were outstanding.

12.5.Performance units plans

The Board of Directors decided on 25 May 2023 to grant 300,000 performance units (‘PAGUP 2023’) to Frédéric Cren, Chairman until December 13, 2024 and Chief Executive Officer of the Company, at the time of allocation. The PAGUP could have been settled in cash (subject to certain conditions) but was more likely to be settled in equity. Following the amendment of Article L. 225-197-1 II of the French Commercial Code, Frédéric Cren became eligible for AGAs instead of performance units. At its meeting of March 25, 2024, the Board of Directors decided to cancel the 300,000 performance units (PAGUP 2023) and replace them with a grant of 300,000 performance shares (AGA 2023-1). Therefore, as of December 31, 2024, all performance units PAGUP 2023 are forfeited.

		Reference	Outstanding				Outstanding	Number of
		price	at Jan 1,			Convert	at December 31,	exercisable
Type	Grant Date	(in euros)	2023	Issued	Exercised	AGA	2023	shares
PAGUP 2023	05/25/2023	2.60	—	300,000	—	—	300,000	—
TOTAL PAGUP			—	300,000	—	—	300,000	—

		Reference					Outstanding	Number of
		price	Outstanding			Convert	at December	exercisable
Type	Grant Date	(in euros)	at Jan 1, 2024	Issued	Exercised	AGA	31, 2024	shares
PAGUP 2023	05/25/2023	2.60	300,000	—	—	(300,000)	—	—
TOTAL AGA			300,000	—	—	(300,000)	—	—

The main characteristics of the PAGUP 2023 were:

●	Decision of issuance by the Board of Directors and grant date: May 25, 2023
●	Beneficiary: Frédéric Cren, as Chief Executive Officer, Director of the Company and co-founder,
●	Vesting and holding period (year): 4
●	Service condition: Yes
●	Market Performance condition: No
●	Number of performance unit granted: 300,000
●	Number of shares per performance unit: 1
●	Valuation method used: PAGUPs 2023 are valued on the basis of the share price less future dividends, discounted at the risk-free rate,
●	Fair value per PAGUP 2023 at grant date: €2.60

The purpose of this plan was to provide Frédéric Cren, Chief Executive Officer and Director of the Company, with a long-term incentive scheme under economically comparable conditions to those granted to Pierre Broqua, Deputy Chief Executive Officer of the Company, under the AGA 2023-1 plan. As of May 25, 2023, Frédéric Cren was not eligible for a free allotment of Company shares under Article L. 225-197-1 II of the French Commercial Code, as he was holding more than 10% of the Company’s share capital, However, if during the one-year period starting May 25, 2023, Frédéric Cren were to become eligible for a free allotment of shares on this basis, the Board of Directors undertakes to allot to the beneficiary, in substitution for the performance units, an equivalent number of bonus shares. The bonus shares that will replace the performance units will be governed by AGA Regulation 2023-1. Following the amendment to Article L, 225-197 II of the French Commercial Code, Frédéric Cren became eligible for AGAs, as only shares held directly by an employee or corporate officer for less than seven years are now included in the 10% threshold.

Share-based compensation expense with respect to PAGUP 2023 totaled €50 thousand for December 31, 2024 compared to €122 thousand for December 31, 2023. They are recognized in personnel costs (see Note 20.1. – Personnel costs and headcount).

12.6.Stock options plans

On December 20, 2024, the Board of Directors decided to grant 12,898,116 stock options to Mark Pruzanski, Chairman of the Board of Directors of the Company since December 13, 2024, through the new plan “SO 2024-1”.On December 20, 2024, the Board of Directors decided to grant 301,000 stock options to non-French employees through the new plan “SO 2024-2”.

The final terms and conditions of the plans have been shared to the beneficiaries in the course to January 2025, accordingly the related share-payment expenses are deferred to the year starting January 1, 2025.

	SO 2024-1	SO 2024-2
Decision of issuance by the Board of Directors	12/20/2024	12/20/2024
Grant date	01/23/2025	01/23/2025
Beneficiary	Chairman since 12/13/2024 (Mark Pruzanski)	non-French Employees
Vesting period (year)	3	3
Holding period (year)	1	1
Service condition	Yes	Yes
Performance condition	Yes	No
Number of SO granted	12,898,116	301,000
Number of shares per SO	1	1

Note 13. Financial debt

	As of
	December 31,
(In thousands of euros)	2022	2023	2024
Bank borrowings	29,689	27,206	45,197
Derivatives instruments	9,876	10,265	97,715
Accrued interest payable on loans	316	3,719	4,477
Lease liabilities	4,510	6,565	4,654
Royalty certificates liabilities	—	6,327	29,207
Total debt	44,390	54,082	181,250

The breakdown between long-term and short-term debt is as follows:

December 31, 2024	Less than 1	Between 1 and	Between 3 and	More than
(in thousands of euros)	year	3 years	5 years	5 years
Bank borrowings	3,275	39,252	2,002	668
Derivatives	73,400	24,315	—	—
Accrued interest payable on loans	73	4,404	—	—
Lease liabilities	2,520	2,135	—	—
Royalty certificates liabilities	—	—	—	29,207
Total debt	79,268	70,105	2,002	29,875

December 31, 2023	Less than 1	Between 1 and	Between 3 and	More than
(in thousands of euros)	year	3 years	5 years	5 years
Bank borrowings	2,928	4,872	17,848	1,558
Derivatives	—	—	10,265	—
Accrued interest payable on loans	82	—	3,636	—
Lease liabilities	2,298	4,267	—	—
Royalty certificates liabilities	—	—	—	6,327
Total debt	5,308	9,140	31,749	7,885

December 31, 2022	Less than 1	Between 1 and	Between 3 and	More than
In thousands of euros	year	3 years	5 years	5 years
Bank borrowings	4,474	4,999	17,768	2,448
Derivatives	—	—	9,876	—
Accrued interest payable on loans	100	—	216	—
Lease liabilities	1,277	3,233	—	—
Total debt	5,851	8,232	27,860	2,448

The maturity of long-term debt and of short-term borrowings and debt is determined according to repayment estimates as of December 31, 2022, 2023 and 2024.

Movements in the period break down as follows:

(In thousands of euros)
January 1, 2022	10,119
Subscription of state-guaranteed PGE loan	1,780
Subscription of PPR loan	3,560
Subscription of derivatives instruments (2)	9,649
Subscription of bank borrowings (1) (2)	15,400
New lease contracts	5,109
Repayment of bank borrowings	(1,033)
Repayment of lease liabilities	(735)
Capitalized interests	308
Change in fair value of derivatives instruments (2)	407
Exchange rate change	6
December 31, 2022	44,390
New lease contracts	3,706
Issue of royalty certificates (1)	5,100
Repayment of bank borrowings	(2,485)
Repayment of lease liabilities	(1,612)
Interests on royalty certificates	1,227
Capitalized interest (2)	3,405
Change in fair value of derivatives instruments (2)	389
Exchange rate change	(38)
December 31, 2023	54,082
Subscription of short-term derivatives instruments (3)	89,400
Subscription of long-term derivatives instruments and bank borrowings (1) (2)	24,916
Subscription of short-term bank borrowings	4
Subscription of lease liabilities	428
Issue of royalty certificates (1)	19,701
Repayment of bank borrowings	(2,606)
Repayment of lease liabilities	(2,386)
Interests on royalty certificates	3,179
Capitalized long-term interest(2)	8,254
Capitalized short-term interest	(9)
Change in fair value of derivatives instruments (2)	18,241
Exchange rate change	48
December 31, 2024	181,250

(1)Net proceeds

(2)EIB’s loan and warrants

(3)T2 New Shares and T2 BSAs call options

Movements are further detailed as follows:

	Debt						Debt
	carried						carried
	on the					Effect of	on the
	balance				Fair	movements	balance
	sheet on				Value	in	sheet on
	January 1,	Additions	Capitalized	Repayments	Variation	exchange	December 31,
In thousands of euros	2024	(+)	Interests	(-)	(+/-)	rates	2024
PGE SG 2020	2,096	—	—	(835)	—	—	1,261
PGE BPI France 2020	2,269	—	—	(825)	—	—	1,444
PGE CA 2020	2,096	—	—	(835)	—	—	1,261
PPR CA 2022	1,780	—	—	—	—	—	1,780
PPR SG 2022	1,780	—	—	—	—	—	1,780
PGE BPI France 2022	1,780	—	—	(111)	—	—	1,669
EIB Tranche A 2022	15,400	—	7,486	—	—	—	22,886
EIB Tranche B 2024	—	13,107	—	—	—	—	13,107
Bank overdraft	5	4	—	—	—	—	9
Total Bank Borrowings	27,205	13,111	7,486	(2,606)	0	0	45,197
EIB Warrants Tranche A	10,265	—	—	—	1,722	—	11,987
EIB Warrants Tranche B	—	11,809	—	—	519	—	12,328
T2 New Shares and T2 BSAs call options(1)	—	89,400	—	—	(16,000)	—	73,400
Derivatives	10,265	101,209	0	0	(13,759)	0	97,715
Accrued interest payable on loans	3,719	—	758	—	—	—	4,477
2023 Royal Certificates	6,327	—	1,723	—	—	—	8,050
2024 Royal Certificates	—	19,701	1,456	—	—	—	21,157
Royalty certificates liabilities	6,327	19,701	3,179	0	0	0	29,207
Lease liabilities	6,566	428	—	(2,386)	—	48	4,654
Total Debt	54,082	134,449	11,424	(4,992)	(13,759)	48	181,250

(1)Non cash movement

	Debt						Debt
	carried						carried
	on the					Effect of	on the
	balance					movements	balance
	sheet on				Fair	in	sheet on
	January 1,	Additions	Capitalized	Repayments	Value	exchange	December 31,
In thousands of euros	2023	(+)	Interests	(-)	Variation	rates	2023
Lease liabilities	4,510	3,706	—	(1,612)	—	(38)	6,566
PGE SG 2020 (state-guaranteed)	2,926	—	—	(830)	—	—	2,096
PGE BPI France 2020 (state-guaranteed)	3,094	—	—	(825)	—	—	2,269
PGE CA 2020 (state-guaranteed)	2,926	—	—	(830)	—	—	2,096
PPR CA 2022	1,780	—	—	—	—	—	1,780
PPR SG 2022	1,780	—	—	—	—	—	1,780
PGE BPI France 2022 (state-guaranteed)	1,780	—	—	—	—	—	1,780
EIB Tranche A 2022	15,400	—	—	—	—	—	15,400
EIB Warrants 2022	9,876	—	—	—	389	—	10,265
Royal Certificates	—	5,100	1,227	—	—	—	6,327
Accrual interests	319	—	3,405	—	—	—	3,724
Total Debt	44,390	8,806	4,632	(4,097)	389	(38)	54,082

						Debt carried
	Debt carried				Effect of	on the
	on the balance				movements	balance sheet
	sheet on January 1,	Additions	Repayments	Fair Value	in exchange	on December 31,
In thousands of euros	2022	(+)	(-)	Variation	rates	2022
Lease liabilities	130	5,109	(735)	—	6	4,510
PGE SG 2020 (state-guaranteed)	3,339	—	(413)	—	—	2,926
PGE BPI France 2020 (state-guaranteed)	3,300	—	(206)	—	—	3,094
PGE CA 2020 (state-guaranteed)	3,339	—	(413)	—	—	2,926
PPR CA 2022	—	1,780	—	—	—	1,780
PPR SG 2022	—	1,780	—	—	—	1,780
PGE BPI France 2022 (state-guaranteed)	—	1,780	—	—	—	1,780
EIB Tranche A 2022	—	15,400	—	—	—	15,400
EIB Warrants 2022	—	9,469	—	407	—	9,876
Accrual interests	11	308	—	—	—	319
Total Debt	10,119	35,625	(1,767)	407	6	44,390

13.1.French state-guaranteed loan (‘PGE’) and equity recovery loans (‘PPR’)

In May 2020, the Company entered into three credit agreements pursuant to which it received €10.0 million in the form of state-guaranteed loans (Prêts Garantis par l’Etat, or ‘PGE’) which are provided by a syndicate of French banks and guaranteed by the French government in the context of the COVID-19 pandemic and were initially set to mature in May 2021. These loans were extended until the third quarter of 2022. The amendments provide for reimbursements to be made over four years, beginning in July 2022 for the loan from Crédit Agricole and in September 2022 for the loans from Bpifrance and Société Générale.

In June 2022, the Company entered into three loan agreements with a syndicate of French banks for a total amount of €5.3 million. One loan agreement was part of a state-guaranteed PGE loan facility with Bpifrance and the other two loan agreements were part of a stimulus economic plan (Prêts Participatifs Relance, or ‘PPR’) granted by Crédit Agricole Champagne-Bourgogne and Société Générale.

The PGE loan granted by Bpifrance in 2022 is guaranteed up to 90% by the French government with an initial term of twelve months. In May 2023, the Company exercised the option to extend the maturity to align with the 2020 PGE, until May 2026. The two PPR loans are guaranteed predominantly by the French government and feature an eight-year financing period and a four-year repayment period.

The PGE and PPR repayments in 2024 amounted to €2.6 million, compared to €2.5 million in 2023, to an aggregate amount since the subscription of €6.1 million as of December 31, 2024.

13.2.Credit facility agreement with the European Investment Bank

On May 16, 2022, the Company entered into the Finance Contract with the EIB for up to €50 million, divided into two tranches of €25 million each.

●	On December 8, 2022, the Company received the disbursement of Tranche A. Capitalized interest for Tranche A is 8% and repayment is due in December 2026, four years after its disbursement.
●	On January 18, 2024, the Company received the disbursement of Tranche B (see Note 1.2. – significant events of 2024). Capitalized interest for Tranche B is 7% and repayment is due in January 2027, three years after its disbursement.

The Finance Contract may, in certain circumstances, be prepaid, in whole or in part, for a prepayment fee, either at the election of the Company or as a result of EIB’s demand following certain prepayment events, including a change of control or change in senior management of the Company.

Subject to certain terms and conditions, upon the occurrence of usual events of default (i.e., including payment default, misrepresentation, cross default), EIB may demand immediate repayment by the Company of all or part of the outstanding loan. As of December 31, 2024 and as of date of authorization of the issuance of these financial statements, none of the conditions that would result in an immediate demand by EIB for the repayment were met.

Tranche A of €25 million was recognized as financial debt at amortized cost, which takes into account the fair value of the derivative instrument (EIB Warrants) at inception and the borrowing costs of €0.1 million. The amortized cost of the loan is €15.4 million on December 31, 2022, and €21.4 million on December 31, 2023, with an effective interest rate of 21.91%. The fair value of the loan, at both dates, is close to the amortized cost. The amortized cost of the loan was €22.9 million on December 31, 2024, with an effective interest rate of 21.91%. The fair value of the loan as of December 31, 2024, amounts to €23.1 million, with a market rate of 22.05%, as compared to €18.9 million with a market rate of 22.2%, as of December 31, 2023.

Tranche B of €25 million was recognized as financial debt at amortized cost, which takes into account the fair value of the derivative instrument (EIB Warrants) at inception and the borrowing costs of €0.1 million. The amortized cost of the loan is €17.2 million on December 31, 2024, with an effective interest rate of 32.7%. The fair value of the loan as of December 31, 2024, amount to €17.3 million, with a market rate of 32.2%.

The capitalized interest for both Tranche A and Tranche B in the period 2024 amounted to €7.5 million (compared to €3.4 million in the period 2023).

13.3.Long term derivatives

EIB warrants

On July 1, 2022, in connection with the Finance Contract with EIB (see section above “Credit facility agreement with the European Investment Bank”), the Company entered into a Warrants Agreement as a condition to the potential funding of the two tranches of the credit facility. Each EIB Warrant has a subscription price of €0.01 and, upon issuance, gave the holder the right to subscribe to one share.

On November 28, 2022, the Company issued 2,266,023 EIB Tranche B Warrants to EIB, as a condition to the financing of Tranche A. The exercise price of the EIB Tranche A Warrants is €4.0152 per warrant, if and when they may be exercised. The potential gross proceeds if all EIB Tranche A Warrants were exercised would amount to €9.1 million. The transactions costs for the issuance of the EIB Tranche A Warrants amounted to €56 thousands.

On January 4, 2024, the Company issued 3,144,654 EIB Tranche B Warrants to EIB, as a condition to the financing of Tranche B. The exercise price of the EIB Tranche B Warrants is €3.95, if and when they may be exercised. The potential gross proceeds if all EIB Tranche B Warrants were exercised would amount to €12.4 million. The transactions costs for the issuance of the EIB Tranche B Warrants amounted to €89 thousands.

The number of EIB Warrants was determined based on (i) the aggregate amount raised by the Company through one or more equity offerings, or through upfront or milestone payments, from the date of the Finance Contract to the time of the disbursement of the relevant tranche, and (ii)(a) the average price per share paid for the Company’s shares in its most recent qualifying equity offering or (b) for Tranche A only, in case of no qualifying equity offering, the volume weighted average price per share of the Company over the last 180 calendar days.

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

On the date of their respective issuances, each EIB Warrant entitled EIB to one ordinary share of the Company in exchange for the exercise price (subject to anti-dilutive provisions). However,

●	the exercise ratio of EIB Tranche A Warrants was adjusted following the capital increase carried out on September 5, 2023 and, on December 31, 2023, one EIB Tranche A Warrant entitled its holder to subscribe for 1.20 ordinary shares in the Company at an exercise price of €4.0152 per warrant. The exercise ratio of EIB Tranche A Warrants was further adjusted following the capital increases carried out on October 10, 2024, and December 19, 2024 and, as of December 31, 2024, one Tranche A warrant entitled its holder to subscribe for 2.70 ordinary shares in the Company at an exercise price of €4.0152 per warrant.

●	the exercise ratio of EIB Tranche B Warrants was adjusted following the capital increases carried out on October 10, 2024, and December 19, 2024. On December 31, 2024, one EIB Tranche B warrant entitled its holder to subscribe for 2.13 ordinary shares at an exercise price of €3.95 per warrant.

As of December 31, 2024, if all the warrants were exercised, the EIB would hold 11,8% of the Company.

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

At inception, the financial debts are split between i) a debt component accounted for at amortized cost, and ii) a premium corresponding to the initial fair value of attached EIB Warrants (then remeasured at fair value through profit and loss) including a component corresponding to the put options.

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

The hypothesis and results are detailed in the following tables:

	EIB warrants tranche A	EIB warrants tranche B
	2022	2024
Grant date	11/28/2022	01/04/2024
Expiration date	11/28/2034	01/04/2036
Number of BSA issued	2,266,023	3,144,654
Number of shares per BSA	1	1
Subscription premium price per share (€)	0.01	0.01
Exercise price per share (€)	4.02	3.95
Valuation method	Longstaff Schwartz	Longstaff Schwartz

	As of November 28,	As of December 31,	As of December 31,
EIB warrants tranche A	2022 (Grant Date)	2023	2024
Number of BSA outstanding	2,266,023	2,266,023	2,266,023
Number of shares per BSA	1.00	1.20	2.70
Stock price (€)	4.13	4.10	2.18
Maturity (years)	12.0	10.9	9.9
Volatility	68%	62%	58.3%
Cap of the put option (in millions of euros)	25.0	25.0	25.0
Risk free rate	Euribor 6M	Euribor 6M	Euribor 6M
Expected dividends	—	—	—
Fair Value (in thousands of euros)	9,469	10,266	11,987
Unit fair value (€)	4.18	4.53	5.29

	As of January 4,	As of December 31,
EIB warrants tranche B	2024 (Grant Date)	2024
Number of BSA outstanding	3,144,654	3,144,654
Number of shares per BSA	1.00	2.13
Stock price (€)	4.12	2.18
Maturity (years)	12.0	11.0
Volatility	62%	58.3%
Cap of the put option (in millions of euros)	25.0	25.0
Risk free rate	Euribor 6M	Euribor 6M
Expected dividends	—	—
Fair Value (in thousands of euros)	11,809	12,328
Unit fair value (€)	3.76	3.92

A 1% change in volatility would impact the fair value of all warrants issued to the EIB by €0.1 million, and consequently net income by the same amount.

13.4.Short term derivatives

T2 New Shares - T2 BSAs

On October 14, 2024, the Company announced that it had secured the Structured Financing of up to €348 million, subject to satisfaction of specified conditions to fund the completion of the Phase III NATiV3 MASH trial and preparation for the potential filing for marketing approval and commercialization of lanifibranor, see Note 1.2. – Significant events of 2024.

As of December 31, 2024, the first tranche of the Structured Financing had been issued in two phases, T1 New Shares/T1 BSAs and T1 bis Shares/T1 bis BSAs. Subject to the satisfaction of the T2 Conditions Precedent, investors who subscribed to first tranche instruments are required to subscribe to the ABSAs, each consisting of a number of T2 New Shares/T2 BSAs to which T3 BSAs will be attached. If an investor fails to subscribe to the ABSA, the Company can offer its ABSA allotment to other investors in the Structured Financing, who can then choose to increase their investment.

As of December 31, 2024, the ABSAs have not yet been issued. Subject to the satisfaction of the applicable conditions precedent, the Company expects to issue the ABSAs in the second quarter of 2025. The potential issuance ABSAs represents aggregate gross proceeds of €116.0 million and the Company may receive up to €116.0 million from the potential exercise of the T3 BSAs, which is subject to the occurrence of the T3 Triggering Event and the decision of the investors to exercise their T3 BSAs in whole or in part.

From an accounting standpoint under IFRS 9, the commitment to subscribe to the ABSAs (the T2 New Shares and the T2 BSAs) should be viewed as derivative financial instruments (call options), please refer to Note 3.4. – Derivatives. The fair value of the call options relating to T2 New Shares and T2 BSAs generate a P&L impact of €73.4 million as of December 31, 2024 representing the potential exercise at a price below market price, please refer to Note 22. – Financial income and expenses.

According to the 33rd and 49th resolutions of the General Meeting, the share capital increase in form of ABSAs is limited to, respectively:

●	the issuance of a number of T2 New Shares corresponding to €57,359,992, divided by the subscription price (‘P2’) consisting of the lower of (i) €1.35 and (ii) the volume-weighted average of the price of the ordinary shares on Euronext Paris during the five trading sessions preceding pricing of the ABSAs (‘5D-VWAP’).
●	The issuance of a number of T2 BSAs corresponding to €58,639,998.60, divided by P2 consisting of the lowest between €1.35 and the 5D-VWAP before the issuance date, at a subscription price P2 less €0.01.

As of December 31, 2024, the number of T2 New Shares and T2 BSAs that which may effectively be issued is unknown and will depend on P2.

At the issuance date, if the 5D-VWAP is greater than €1.35, T2 New Shares would be subscribed below market price. T2 New Shares are worth more than proceeds as they embed a call option value with a €1.35 strike price. On the other hand, if the 5D-VWAP is lower than €1.35, T2 New Shares would be subscribed at market price at the issuance date, consequently the fair value of the instrument would be in line with the proceeds (no call option value). On this basis T2 New Shares can be assimilated to European call options with the following features:

●	Exercise date corresponding to the issuance date: between March 31, 2025 and May 31, 2025
●	Strike price: €1.35
●	Conversion ratio: 1:1

As of December 31, 2024, the number of T2 New Shares which will effectively be issued is unknown. However, since a positive value for the call option will only exist if the 5D-VWAP is greater than €1.35, the number of instruments to be considered is approximatively 42.5 million T2 New Shares.

T2 BSAs are pre-funded warrants with a strike price of €0.01 and an exercise period of 10 years after issuance. As the strike price of the T2 BSAs is insignificant, its payoff profile is the one of its underlying asset (e.g. the Company’s ordinary shares). As such, after issuance, the value of the T2 BSAs corresponds to the value of the Company’s ordinary share less €0.01. Since the subscription price paid at issuance is P2 less €0.01, T2 BSAs have a similar payoff profile than T2 New Shares except the €0.01 per instrument. On this basis T2 BSAs can be assimilated to European call options with the following features:

●	Exercise date corresponding to the issuance date: between March 31, 2025 and May 31, 2025
●	Strike price: €1.34 (subscription price)
●	Conversion ratio: 1:1

As of December 31, 2024, the number of T2 BSAs which will effectively be issued is unknown. However, since a positive value for the call option will only exist if the 5D-VWAP is greater than €1.35, the number of instruments to be considered is approximatively 43.4 million T2 BSAs.

Valuation approach

The fair value of the T2 New Shares and T2 BSAs call options has been estimated based on a Black & Scholes approach. This approach enables the estimation of the value of European options that may be exercised at maturity. The economics and terms of the two instruments have been analyzed as being similar to a call option.

The Black & Scholes approach is also based on the value of the underlying equity instrument at the valuation date, the volatility observed on the historical share price of the Company, and the contractual lifespan of associated equity instruments.

As of December 31, 2024, management determined that there is no indication that the condition precedents will not be met.

The hypothesis and results are detailed in the following tables:

	T2 New Shares	T2 BSAs
Maturity date	03/31/2025	03/31/2025
Number of instruments (in millions of units)	42.5	43.4
Subscription premium price per share (€)	1.35	1.34
Exercise price per share (€)	N.A.	€0.01
Valuation method	Black & Scholes	Black & Scholes

	As of December 11, 2024
	T2 New Shares	T2 BSAs
Number of instruments (in millions of units)	42.5	43.4
Number of shares per instruments	1.00	1.00
Stock price (€)	2.37	2.37
Maturity (months)	3.5	3.5
Volatility	59.3%	59.3%
Risk free rate	Euribor 3M	Euribor 3M
Expected dividends	—	—
Fair Value (in thousands of euros)	44,000	45,400
Unit fair value	1.04	1.05

	As of December 31, 2024
	T2 New Shares	T2 BSAs
Number of instruments (in millions of units)	42.5	43.4
Number of shares per instruments	1.00	1.00
Stock price (€)	2.18	2.18
Maturity (months)	3.0	3.0
Volatility	58.3%	58.3%
Risk free rate	Euribor 3M	Euribor 3M
Expected dividends	—	—
Fair Value (in thousands of euros)	36,100	37,300
Unit fair value	0.85	0.86

A 2-month increase in the maturity would impact the fair value of the T2 New Shares by €1.1 million and the fair value of the T2 BSA by €1.1 million, and consequently net income by the same amount (a decrease of €2.2 million).

13.5.Lease liabilities

As of December 31, 2024

Lease liabilities amount to €4.7 million as of December 31, 2024, which decreased by €1.9 million compared to December 31, 2023. The lease liabilities are recognized each time a new Fibroscans is leased, on a period of four years. Lease liabilities are calculated using specific discount rates, in connection with the geographic area, the maturity of the debt, and the commencement date, according to the method described in Note 3.2. – Lease contracts. The rates for contracts in progress as of December 31, 2024, range from 1.89% to 5.18%.

As of December 31, 2023

Lease liabilities amount to €6.6 million as of December 31, 2023, and increase by €2.1 million compared to December 31, 2022. The lease liabilities are recognized each time a new Fibroscans is leased, on a period of four years. Lease liabilities are calculated using specific discount rates, in connection with the geographic area, the maturity of the debt, and the commencement date, according to the method described in Note 3.2. – Lease contracts. The rates for contracts in progress as of December 31, 2023, range from 1.89% to 5.18%.

13.6.Royalty Certificates liabilities

On August 31, 2023, the Company announced the issuance of the 2023 Royalty Certificates for an aggregate amount of €5.1 million described in Note 1.3. – Significant events of 2023 and 2022.

The 2023 Royalty Certificates are accounted at the inception at the fair value (€5.1 million on August 31, 2023), and then at the amortized cost (€8.1 million as of December 31, 2024, compared to €6.3 million as of December 31, 2023) with an effective interest rate of 31.9%.

On July 18, 2024, the Company announced the issuance of new 2024 Royalty Certificates for an aggregate gross amount of €20.1 million.

The 2024 Royalty Certificates are accounted at the inception at the fair value (net of issuance costs of €0.5 million i.e. €19.7 million on July 18, 2024), and then at the amortized cost (€21.2 million on December 31, 2024) with an effective interest rate of 30.5%.

A 5% change in probability of success of the trial would impact the amortized cost of 2023 Royalty Certificates by €0.5 million, and consequently net income by the same amount. A 5% change in probability of success of the trial would impact the amortized cost of 2024 Royalty Certificates by €1.1 million, and consequently net income by the same amount.

Fair value as of December 31, 2024

On December 31, 2024, the fair value of the 2023 Royalty Certificates, calculated using discounted cash flow approach, amounts to €16.6 million compared to €9.6 million on December 31, 2023, and the fair value of the 2024 Royalty Certificates, calculated using discounted cash flow approach, amounts to €46.7 million.

The fair value corresponds to the net present value of royalties, which depend on assumptions made by the Company with regards to the probability of success of its studies, the markets sales of lanifibranor and the discount rate (20.2%). The discount rate has been estimated based on a reconciliation between the Company’s business plan and the Company’s market capitalization as of December 31, 2024.

The fair value of the 2023 Royalty Certificates and 2024 Royalty Certificates is measured with a level 3 (see Note 3.14. - Fair value measurement).

A 5% change in probability of success of the trial would impact the fair value of 2023 Royalty Certificates by €1.0 million. A 5% change in probability of success of the trial would impact the fair value of 2024 Royalty Certificates by €2.7 million.

Note 14. Provisions

	January 1,			December 31,
(in thousands euros)	2024	Additions	Reversals/reclasses	2024
Long-term provisions	—	—	—	—
Short-term provisions	—	—	—	—
Total Provisions	—	—	—	—

(in thousands euros)	January 1, 2023	Additions	Reversals/reclasses	December 31, 2023
Long‑term provisions	—	—	—	—
Short‑term provisions	—	—	—	—
Total Provisions	—	—	—	—

	January 1,			December 31,
(in thousands euros)	2022	Additions	Reversals/reclasses	2022
Long‑term provisions	—	—	—	—
Payroll taxes 2016-2018	180	—	(180)	—
Short‑term provisions	180	—	(180)	—
Total Provisions	180	—	(180)	—

Provisions booked at January 1, 2022, relate to the late payment penalties as a result of the tax audit carried out on payroll taxes 2016-2017.

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

Principal actuarial assumptions

The following assumptions were used to measure the obligation:

	As of December 31,
Parameters	2022		2023		2024
Retirement age	65	years	65	years	65	years
Payroll taxes	41.41%		41.41%		41.41%
Salary growth rate	2.00%		2.00%		2.00%
Discount rate	3.70%		3.20%		3.40%
Mortality table	TGH/TGF 05		TGH/TGF 05		TGH/TGF 05

The discount rate corresponds to the rates of Eurozone AA-rated corporate bonds with maturities of over ten years.

Net provision

The provision recorded in respect of defined benefit schemes at the end of each reporting period is shown in the table below:

	As of December 31,
In thousands of euros	2022	2023	2024
Retirement benefit obligations	1,234	1,559	1,762
Total obligation	1,234	1,559	1,762

Given the absence of plan assets at December 31, 2024, 2023 and 2022 the total amount of the provision corresponds to the estimated obligation at those dates.

Changes in the net provision

Changes in the provision recorded in respect of defined benefit schemes break down as follows:

	As of December 31,
In thousands of euros	2022	2023	2024
Provision at beginning of period	(1,429)	(1,234)	(1,559)
Other changes	—	—	59
Expense for the period	(230)	(228)	(261)
Actuarial gains or losses recognized in other comprehensive income	425	(97)	(1)
Provision at end of period	(1,234)	(1,559)	(1,762)

Breakdown of expense recognized for the year

	As of December 31,
In thousands of euros	2022	2023	2024
Service cost for the period	(237)	(183)	(211)
Interest cost for the period	(14)	(46)	(50)
Benefits for the period	21	—	—
Total	(230)	(228)	(261)

For the year ended December 31, 2024, the total expense related to the retirement benefit obligation remains stable in comparison to 2023 and 2022.

Breakdown of actuarial gains and losses recognized in comprehensive income (loss)

The actuarial gains (losses) can be analyzed as follows:

	As of December 31,
In thousands of euros	2022	2023	2024
Demographic changes	42	(30)	13
Difference between expected and actual performance	—	—	(43)
Changes in actuarial assumptions	383	(67)	29
Total	425	(97)	(1)

Demographic differences mainly relate to salary adjustments.

Changes in actuarial assumptions relate to movements in the discount rate (3.40% in 2024, to 3.20% in 2023 and to 3.70% in 2022).

Sensitivity analysis

A 0.25% change in the discount rate would have had an impact of approximately 2.1% on the obligation amount in 2024, 2.2% in 2023 and 2.3% in 2022.

As of December 31, 2024	In thousands of euros
Benefit obligation at 12/31/2024 at 3.15%	1,799
Benefit obligation at 12/31/2024 at 3.40%	1,762
Benefit obligation at 12/31/2024 at 3.65%	1,726

As of December 31, 2023	In thousands of euros
Benefit obligation at 12/31/2023 at 2.95%	1,595
Benefit obligation at 12/31/2023 at 3.20%	1,559
Benefit obligation at 12/31/2023 at 3.45%	1,525

As of December 31, 2022	In thousands of euros
Benefit obligation at 12/31/2022 at 3.45%	1,263
Benefit obligation at 12/31/2022 at 3.70%	1,234
Benefit obligation au 12/31/2022 at 3.95%	1,205

Note 16. Other current and non-current liabilities

16.1.Other non-current liabilities

At December 31, 2024 and December 31, 2023, non-current liabilities amount to €1.0 million and include only a CTTQ advance in accordance with an agreement dated December 20, 2023, and relating to the re-invoicing of the costs of the NATiV3 Phase III global trial, CTTQ owes the Company an advance calculated on the total budget of the trial.

16.2.Other current liabilities

	As of December 31,
(in thousands of euros)	2022	2023	2024
Employee‑related payables	1,866	1,869	2,604
Accrued payroll and other employee‑related taxes	1,340	1,540	1,741
VAT payables	2,128	3,569	3,798
Other accrued taxes and employee‑related expenses	140	164	126
Other miscellaneous payables	12	23	331
Other current liabilities	5,485	7,165	8,600

No discounting has been performed on other current liabilities as their maturity is less than 1 year at the end of the period.

At December 31, 2024, other current liabilities increased by €1.4 million, mainly due to an increase in employee-related payables by €0.7 million.

At December 31, 2023, other current liabilities increased by €1.7 million, mainly due to an increase in VAT payables by €1.4 million, mostly including self-assessed VAT.

At December 31 2022, other current liabilities decreased by €1.3 million, mainly due to a decrease in other miscellaneous liabilities of €3.0 million and to the €1.2 million increase in VAT payables.

Accrued payroll and other employee-related taxes mainly relate to payables to social security and employee-benefit organizations such as URSSAF, KLESIA and APGIS for the full year of 2024.

Other accrued taxes and employee-related expenses concern provisions for payroll taxes, such as professional training charges, apprenticeship tax, the employer’s contribution to construction investment in France and the payroll tax.

Note 17. Trade payables and short-term contract liabilities

	As of December 31,
(In thousands of euros)	2022	2023	2024
Trade payables	19,359	37,679	32,862
Short-term contract liabilities	6	6	0
Trade payables and other current liabilities	19,364	37,685	32,863

No calculations have been made to discount trade payables and other current liabilities to present value as payment is due within one year of the end of the reporting period.

Trade payables include €20.7 million, €12.9 million and €11.2 million of accrued expenses as of December 31, 2024, 2023 and 2022, respectively.

17.1.Trade payables

Trade payables break down as follows:

	As of December 31,
In thousands of euros	2022	2023	2024
Due in 30 days	19,156	24,995	30,938
Due in 30-60 days	201	12,684	1,925
Due in more than 60 days	2	—	—
Trade payables	19,359	37,679	32,862

As of December 31, 2024, trade payables are composed of accrued expenses for €20.7 million of which €19.1 million relate to scientific projects.

As of December 31, 2024, trade payables decreased by €4.8 million compared to December 31, 2023. The variation is mainly related to the decrease of €12.9 million of other trade payables and to an increase of €7.7 million in research and development expenses in connection with the NATiV3 Phase III trial evaluating lanifibranor in MASH.

Note 18. Financial assets and liabilities

The table below presents the carrying amount of financial assets and liabilities by IFRS 9 accounting category:

	As of December 31, 2024
		Financial
	Book value on	assets/liabilities
	the statement of	carried at fair	Financial assets	Liabilities
	financial	value through	carried at	carried at
(in thousands of euros)	position	profit or loss	amortized cost	amortized cost	Fair value
Financial assets
Advance payment	1,047	—	1,047	—	1,047
Current accrued income	1,574	—	1,574	—	1,574
Trade receivables and others	531	—	531	—	531
Other receivables	405	—	405	—	405
Cash and cash equivalents	96,564	—	96,564	—	96,564
Total assets	100,120	—	100,120	—	100,120
Financial liabilities
Long-term debt	48,460	—	—	48,460	48,202
Derivative instruments	97,715	97,715	—	—	97,715
Royalty certificates liabilities	29,207	—	—	29,207	63,293
Short-term debt	5,868	—	—	5,868	5,868
Trade payables	32,862	—	—	32,862	32,862
Other miscellaneous payables	331	—	—	331	331
Total liabilities	214,444	97,715	—	116,729	248,272

	As of December 31, 2023
		Financial
	Book value on	assets/liabilities
	the statement of	carried at fair	Financial assets	Liabilities
	financial	value through	carried at	carried at
(in thousands of euros)	position	profit or loss	amortized cost	amortized cost	Fair value
Financial assets
Long-term deposit accounts	9,000	—	9,000	—	9,000
Long-term security deposits	8	—	8	—	8
Advance payment	1,047	—	1,047	—	1,047
Short-term deposit accounts	70	—	70	—	70
Trade receivables and others	3,807	—	3,807	—	3,807
Other receivables	857	—	857	—	857
Cash and cash equivalents	26,918	—	26,918	—	26,918
Total assets	41,706	—	41,706	—	41,706
Financial liabilities
Long-term debt	32,181	—	—	32,181	29,701
Derivative instruments	10,265	10,265	—	—	10,265
Royalty certificates liabilities	6,327	—	—	6,327	9,617
Short-term debt	5,308	—	—	5,308	5,308
Trade payables	37,679	—	—	37,679	37,679
Other miscellaneous payables	23	—	—	23	23
Total liabilities	91,784	10,265	—	81,518	92,594

	As of December 31, 2022
		Financial
	Book value on	assets/liabilities
	the statement of	carried at fair value	Financial assets	Liabilities
	financial	through profit or	carried at	carried at
(in thousands of euros)	position	loss	amortized cost	amortized cost	Fair value
Financial assets
Long-term accrued income	65	—	65	—	65
Long-term deposit accounts	700	—	700	—	700
Long-term security deposits	8	—	8	—	8
Advance payment	895	—	895	—	895
Current accrued income	117	—	117	—	117
Short-term deposit accounts	1,048	—	1,048	—	1,048
Other receivables	444	—	444	—	444
Cash and cash equivalents	86,736	—	86,736	—	86,736
Total assets	90,014	—	90,014	—	90,014
Financial liabilities
Long-term debt	28,663	—	—	28,663	28,663
Derivative instruments	9,876	9,876	—	—	9,876
Short-term debt	5,851	—	—	5,851	5,851
Trade payables	19,359	—	—	19,359	19,359
Other miscellaneous payables	12	—	—	12	12
Total liabilities	63,760	9,876	—	53,884	63,760

Note 19. Revenues and other income

	Year ended December 31,
(in thousands of euros)	2022	2023	2024
Revenue	12,179	17,477	9,198
Total revenues	12,179	17,477	9,198
Tax credits	5,863	5,333	4,888
Subsidies	10	9	8
Other	762	344	630
Other operating income	6,635	5,686	5,526
Total revenues and other income	18,814	23,163	14,725

19.1.Revenues

Revenue is recognized under IFRS 15 – Revenue from contracts with customers (see Note 3.12. – Revenue). For the period ended December 31, 2024, €9.2 million were recognized on the CTTQ License Agreement.

On October 11, 2024, the Company and CTTQ entered into the CTTQ Amendment (See Note 1.2. – Significant events of 2024), with mainly a change in the milestones conditions precedents and on the royalty rate under the CTTQ License Agreement. As the amendment primarily applies to the transfer of Know-How that was already completed as of January 1, 2023, the change in transaction price was allocated to performance obligations on the same basis as at contract inception.

Revenue recognition applied to CTTQ

Following the IFRS 15 analysis, three main distinct performance obligations have been identified under CTTQ License Agreement:

●	Transfer of Know-How: all data and information that is useful for the development, manufacture or commercialization of the licensed compound or licensed products in the field in the licensee territory. The transfer of know-how corresponds to a right-to-use license and the transfer of this license has been completed as of January 1, 2023. Revenue was recognized at that point in time (see below);

●	Development Services – Phase I: During the development services to be completed during - Phase I, the Company provides development services in connection with the license, which is controlled by CTTQ since its transfer, for a certain period of time that will enhance it in the meantime. Based on the Company’s assessment of the nature of the services the development services – Phase I were determined to be a separate performance obligation as the promise is separately identifiable as part of the CTTQ License Agreement and CTTQ can benefit from the services together with the license that has already been transferred to it. CTTQ has access to the developments overtime and revenue is recognized accordingly (see below); and
●	Transfer of the manufacturing technology: this transfer gives CTTQ rights to the intellectual property, as such the transfer of the manufacturing technology is determined to be a license in the context of the agreement, in accordance with IFRS 15. The transfer of the manufacturing technology corresponds to a right-to-use license and the transfer of this license has not been completed as of December 31, 2022. Revenue will be recognized at the point in time at which the performance obligation will be fulfilled (see below).

Under the CTTQ License Agreement, CTTQ is committed to make the following payments:

●	Upfront payment: Non-refundable upfront fee: $12.0 million.
●	Regulatory milestones: Seven development, regulatory and new milestone payments and four credits notes on these milestones, amounting up to $40 million in aggregate. (Credit note A to be issued on June 1st, 2025, and amounted to $2 million, Credit note B to be issued on January 1st, 2026, and amounted to $1.5 million, Credit note C to be issued on June 1st, 2026, and amounted to $1.5 million, Credit note D to be issued on January 1st, 2027, and amounted to $5 million).
●	Commercial milestones: Sales-based milestone payments, divided into six successive targets and amounting up to $250 million in aggregate; and
●	Royalties: Sales-based royalties.

According to the contract the non-refundable upfront fee is due on the effective date as defined in the contract. The potential regulatory and commercial milestone payments may represent up to $290 million, in addition to the non-refundable upfront fee of $12 million. Revenue related to regulatory milestones will be recognized when achieved according to the contract term until the obtention of the regulatory approval in Mainland China. Revenue related to commercial milestone will be recognized according to the term of the contract when achieved, starting upon commercialization of the licensed products.

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

Under IFRS 15, the allocation and recognition of revenue was determined as follows based on the stand alone selling price of each of the performance obligations:

●	The $12.0 million upfront payment was allocated to the license, the development services and the transfer of manufacturing technology; The allocation of the transaction price to each performance obligation has been performed by determining the stand alone selling price of the development services and the transfer of manufacturing technology and the allocation to the license was determined on the residual method. In 2022, revenue is recognized for the existing know how transferred to CTTQ and overtime for the % completion (input method) for the Phase I (Development Services). Revenue as of December 31, 2022, amounts to €12.1 million, including €12.0 million related to know-how transfer.
●	Regulatory and commercial milestones payments whose payment depends on the achievement of certain technical, regulatory or commercial events, as provided in the contract, are variable consideration that will be recognized as revenue if and when the milestones are met.

The Company invoiced CTTQ for $2.1 million on May 22, 2023 (the total invoice corresponds to the milestone payment of $2 million following the IND approval from the NMPA, and an additional billing of $0.1 million). On July 19, 2023, the Company received $1.9 million after deducting the withholding tax of $0.2 million3.

The Company invoiced CTTQ for $3.2 million on December 12, 2023 (the total invoice corresponds to the milestone payment of $3 million following the randomization of the first patient in China, and an additional billing of $0.2 million). On December 29, 2023, the Company received $2.8 million after deducting the withholding tax of $0.3 million4.

The Company invoiced CTTQ for $10.5 million on October 14, 2024 (the total invoice corresponds to the milestone payment of $10.0 million following the success of the first phase of the Structured Financing, and an additional billing of $0.5 million). On November 18, 2024, the Company received $9.5 million after deducting the withholding tax of $1.0 million5.

●	Royalties on commercial sales, if any, by CTTQ will be recognized as revenue when the underlying sales will be made, under the terms and timeframes set out in the agreement. No amounts were recognized in 2024.

As of December 31, 2024, the aggregate constrained transaction price is €25.9 million. €9.1 million were recognized in revenue in respect of 2024, mainly for the Transfer of Know-How. As of December 31, 2024, the €0.1 million long term contract liabilities mainly referred to the Transfer of the manufacturing technology. The Development Services – Phase I, will end in 2025.

Revenue recognition applied to Hepalys License Agreement

On September 20, 2023, the Company entered into the Hepalys License Agreement (see Note 1.3. – Significant events of 2023 and 2022).

Following the analysis of the Hepalys License Agreement, the Company determined that the agreement is to be accounted as a contract with a customer in accordance with IFRS 15 – Revenue from contracts with customers (see Note 3.12. – Revenue).

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

When determining the transaction price of the Hepalys License Agreement, management considered the payments which Hepalys is committed to make under the Hepalys License Agreement as well as non-cash consideration.

3 The Company invoiced €1.9 million on May 22, 2023 (corresponds to the milestone payment of €1.8 million euros, and an additional invoicing of €0.1 million) and received on July 19, 2023, €1.7 million after deduction of withholding tax for €0.2 million. The exchange rate on the invoice date was 1.082 dollar for one euro.

4 The Company invoiced €2.9 million on December 12, 2023 (corresponds to the milestone payment of €2.8 million euros, and an additional invoicing of €0.1 million) and received on December 29, 2023, €2.6 million after deduction of withholding tax for €0.3 million. The exchange rate on the invoice date was 1.080 dollar for one euro.

5 The Company invoiced €9.6 million on October 14, 2024 (corresponds to the milestone payment of €9.2 million euros, and an additional invoicing of €0.5 million) and received on November 18, 2024, €9.5 million after deduction of withholding tax for €1.0 million. The exchange rate on the invoice date was 1.092 dollar for one euro.

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

Consequently the transaction price (cash and non-cash considerations) was fully allocated to the license under the Hepalys License Agreement, and comprised the following:

●	The upfront payment of $10 million (equal to €9.3 million); and
●	The fair value of the option (non-cash consideration) amounting to $3.6 million (equal to €3.4 million, see Note 6. — Investments accounted for using the equity method).

No revenue have been received and recognized during 2024.

19.2.Other income

Research tax credit

Tax credits are the 2024 CIR as of December 31, 2024, in the amount of €4.9 million. In 2023 and 2022, tax credits corresponded to the amount of research tax credit recorded for each period.

Note 20. Operating expenses

		Marketing —
	Research and	business	General and
Year ended December 31, 2024	development	development	administrative
(in thousands of euros)	expenses	expenses	expenses	Total
Disposables	(1,529)	—	—	(1,529)
Energy and liquids	(846)	—	—	(846)
Patents	(1,048)	—	—	(1,048)
Studies	(68,599)	—	—	(68,599)
Maintenance	(1,025)	—	—	(1,025)
Fees	(315)	(2)	(4,845)	(5,162)
IT systems	(786)	(11)	(61)	(858)
Support costs (including taxes)(1)	0	(998)	(795)	(1,793)
Personnel costs	(13,305)	(269)	(5,771)	(19,345)
Depreciation, amortization and provisions	(2,893)	—	(694)	(3,588)
Other	(535)	(675)	(3,672)	(4,882)
Total operating expenses	(90,880)	(1,953)	(15,839)	(108,673)

		Marketing —
	Research and	business	General and
Year ended December 31, 2023	development	development	administrative
(in thousands of euros)	expenses	expenses	expenses	Total
Disposables	(1,799)	—	—	(1,799)
Energy and liquids	(900)	—	—	(900)
Patents	(551)	—	—	(551)
Studies	(88,162)	—	—	(88,162)
Maintenance	(1,017)	—	—	(1,017)
Fees	(135)	(215)	(4,084)	(4,434)
IT systems	(845)	(16)	(90)	(951)
Support costs (including taxes)(1)	0	(473)	(767)	(1,240)
Personnel costs	(13,568)	(224)	(4,743)	(18,535)
Depreciation, amortization and provisions	(2,317)	—	(209)	(2,527)
Other	(719)	(1,051)	(3,944)	(5,714)
Total operating expenses	(110,012)	(1,980)	(13,837)	(125,828)

		Marketing —
	Research and	business	General and
Year ended December 31, 2022	development	development	administrative
(in thousands of euros)	expenses	expenses	expenses	Total
Disposables	(1,681)	—	—	(1,681)
Energy and liquids	(633)	—	—	(633)
Patents	(510)	—	—	(510)
Studies	(42,375)	—	(2)	(42,377)
Maintenance	(995)	—	—	(995)
Fees	(175)	(570)	(3,843)	(4,587)
IT systems	(852)	(16)	(92)	(960)
Support costs (including taxes)(1)	—	(1,280)	(692)	(1,971)
Personnel costs	(11,149)	(219)	(3,964)	(15,332)
Depreciation, amortization and provisions	(1,462)	—	(220)	(1,683)
Other	(637)	(499)	(4,099)	(5,234)
Total operating expenses	(60,469)	(2,583)	(12,912)	(75,965)
(1)	The Chinese government levied a withholding tax corresponding to 10% of the amount paid by CTTQ to the Company amounted to €1.3 million in November 2022, €0.5 million in 2023 and €1.0 million in 2024. Companies subject to withholding tax in China are allowed to consider the amount paid as a tax credit in France, as there is a tax treaty between the two countries. The credit is chargeable only to the current financial year. As the Company is loss-making, the amount of withholding tax is recognized as a tax expense (not tax deductible).

20.1.	Personnel costs and headcount

		Marketing —
	Research and	business	General and
Year ended December 31, 2024	development	development	administrative
(in thousands euros)	expenses	expenses	expenses	Total
Wages, salaries and similar costs	(8,493)	(212)	(3,376)	(12,081)
Payroll taxes	(2,343)	(16)	(1,132)	(3,491)
Provisions for retirement benefit obligations	(124)	—	(69)	(193)
Share-based compensation expense	(2,345)	(41)	(1,194)	(3,580)
Total personnel costs	(13,305)	(269)	(5,771)	(19,345)

As of December 31, 2024, 110 people were employed by Inventiva S.A. and 9 people by Inventiva Inc, for a total of 119 people, compared to 123 people as of December 31, 2023, and 113 people as of December 31, 2022.

		Marketing —
	Research and	business	General and
Year ended December 31, 2023	development	development	administrative
(in thousands euros)	expenses	expenses	expenses	Total
Wages, salaries and similar costs	(8,376)	(181)	(2,450)	(11,007)
Payroll taxes	(2,394)	(19)	(963)	(3,376)
Provisions for retirement benefit obligations	(124)	—	(58)	(183)
Share‑based compensation expense	(2,673)	(25)	(1,272)	(3,969)
Total personnel costs	(13,568)	(224)	(4,743)	(18,535)

		Marketing —
	Research and	business	General and
Year ended December 31, 2022	development	development	administrative
(in thousands euros)	expenses	expenses	expenses	Total
Wages, salaries and similar costs	(7,382)	(190)	(2,242)	(9,814)
Payroll taxes	(2,213)	(16)	(841)	(3,069)
Provisions for retirement benefit obligations	(157)	—	(73)	(231)
Share‑based compensation expense(1)	(1,397)	(13)	(808)	(2,218)
Total personnel costs	(11,149)	(219)	(3,964)	(15,332)
(1)	The recruitment of patients for the NATiV3 Phase III clinical trial being one of the performance conditions for the allocation of securities giving access to the capital, the delay during the third quarter of 2022 led to a recalculation of the IFRS 2 charge. The expense for the year includes a reversal of €0.8 million of the expense as of December 31, 2022.

Note 21. Other operating income and expenses

Other operating income and expenses break down as follows:

	Years ended December 31,
In thousands of euros	2022	2023	2024
Reversal of provisions - tax litigation	180	—	—
Reversal of provisions - AMR penalties	114	—	—
Disposals of financial assets	—	—	160
Total other operating income	294	—	160
Disposals of assets	(9)	—	(10)
Impairment of fixed assets	—	—	(1,787)
Inventory impairment	—	—	(372)
Penalties	—	—	(40)
Late payment interest on CIR 2013-2015	(123)	—	—
Transaction costs	(121)	(44)	(1,560)
Total other operating expenses	(254)	(44)	(3,769)
Other operating income (expenses)	40	(44)	(3,609)

During the year 2024, other operating expenses increased by €3.6 million compared to 2023, this raise is mainly due to €1.8 million impairment of fixed assets, €0.4 million inventory impairment and €1.6 million transaction costs.

During 2023, other operating income and expenses are exclusively due to transaction costs.

Note 22. Financial income and expenses

	Years ended December 31,
In thousands of euros	2022	2023	2024
Income from cash equivalents	390	991	1,143
Foreign exchange gains	4,532	797	1,715
Other financial income	—	—	30
Total financial income	4,923	1,788	2,888
Interest cost	(584)	(5,178)	(12,178)
Foreign exchange losses	(1,068)	(1,269)	(1,035)
Losses on fair value variation EIB warrants	(407)	(389)	(2,241)
Losses on fair value variation T2 Sulphur	—	—	(73,400)
Other financial expenses	(47)	(46)	(64)
Total financial expenses	(2,107)	(6,882)	(88,917)
Net financial income	2,816	(5,095)	(86,029)

For the year ended December 31, 2024, financial expenses mainly include:

-	Interests cost in which:
o	€8.3 million correspond to the interests related to the EIB Finance Contract (€4.2 million related to the Tranche A and €4.1 million related to the Tranche B);
o	€3.2 million correspond to the interests related to the royalty certificates liabilities (€1.7 million related the 2023 Royalty Certificates and €1.5 million related to the 2024 Royalty Certificates);
o	€0.3 million interests on the PGE loans, the PPR loans; and interests on bank overdrafts;
o	€0.2 million correspond to the interests on lease liabilities (please refer to Note 13.4. – Lease liabilities).
-	€1.7 million of change in fair value of the EIB Warrants issued in connection with Tranche A, €0.5 million of change in fair value of the EIB Warrants issued in connection with Tranche B, and €89.4 million for the initial recognition of the fair value of derivative instruments in connection with the Structured Financing, offset by a decrease in fair value of €16 million over the period (please refer to Note 1.2. – Significant events of 2024; Note 13.3. – Long term Derivatives and Note 13.4. – Short term Derivatives); and
-	€1.0 million of foreign exchange losses.

For the year ended December 31, 2024, financial income mainly include:

-	€1.1 million income interest related from deposit account; and
-	€1.7 million of foreign exchange gains.

For the year ended December 31, 2023, financial expenses mainly include interests in which: €3.4 million correspond to the interests related to the EIB Finance Contract, €0.4 million correspond to the interests related to the royalty certificates liabilities, €0.2 million correspond to the interests on lease liabilities, and furthermore, interests on the PGE loans, the PPR loans. Besides, financial expenses also include the change in fair value of the EIB Warrants issued in connection with Tranche A and foreign exchange losses. Financial income mainly include income interest related from deposit account denominated in U.S and foreign exchange gains.

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

Note 23. Share of net profit – Equity method

The tables below provide the summarized statement of income (loss) for the associate Hepalys. The information disclosed reflects the amounts presented in the financial statements of Hepalys and not the Company’s share of those amounts. They have been amended to reflect adjustments made by the Company when using the equity method, in this case fair value adjustments. The tables below provide also the reconciliation between Hepalys’ loss and the share of net loss recognized in the Company statement of (income) loss.

For the period
started January 1, 2024,
(in thousands of euros)	to December 31, 2024
General and administrative expenses	(3,292)
Net operating loss	(3,292)
Financial income	32
Financial expenses	(17)
Net financial income	15
Income (expense) tax	0
Net loss for the period	(3,277)
Exchange difference on translation of foreign operations	(920)
Items that will not be reclassified subsequently to profit or loss	(920)
Total comprehensive loss	(4,197)
Group’s share in%	15%
Share of net loss	(493)
Elimination of downstream sales	181
Share of net loss - Equity method	(313)

For the period
started October 11, 2023,
(in thousands of euros)	to December 31, 2023
Net loss for the period	(879)
Exchange difference on translation of foreign operations	247
Items that will not be reclassified subsequently to profit or loss	247
Total comprehensive loss	(632)
Group’s share in%	15%
Share of net loss	(134)
Elimination of downstream sales	(1,881)
Share of net loss - Equity method	(2,015)

In 2024 Hepalys did not generate any sales.

Note 24. Income tax

	Year ended December 31,
(in thousands of euros)	2022	2023	2024
Loss before tax	(54,294)	(109,819)	(183,899)
Theoretical tax rate	25.0%	25.0%	25.00%
Tax benefit at theoretical rate	13,574	27,455	45,975
Tax credits	1,432	1,794	1,584
Permanent differences	(305)	478	(16,275)
Other permanent differences	(428)	(975)	(860)
Temporary differences	—	(30)	(34)
Tax rate differences	55	83	100
Non recognition of deferred tax assets related to tax losses and temporary differences	(14,309)	(28,930)	(30,569)
Impairment loss of deferred tax asset	—	(481)	(234)
Actual income tax benefit	20	(607)	(313)
of which
Current taxes	(34)	(62)	(305)
Deferred taxes	54	(545)	(8)
Effective tax rate	0.06%	0.06%	0.17%

As of December 31, 2024, income tax expenses amount to €0.3 million. The tax charge relates mainly to the profit made by Inventiva Inc. (see Note 8. - Deferred tax assets).

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

The allocation of tax benefits to the carryforward losses of Inventiva S.A., in the short or medium term, is considered unlikely given the Company’s growth phase as of December 31, 2024. Therefore, no current tax expense was recognized as of December 31, 2024, for Inventiva S.A. Tax credits mainly include the CIR, non - taxable income, classified in other operating income (see Note 19. – Revenues and other income).

The Company faced a tax loss in the years ended December 31, 2024, 2023 and 2022. As the recoverability of these tax losses is not considered probable in subsequent periods due to the uncertainties inherent in the Company’s business, no deferred tax assets were recognized in the consolidated financial statements as of December 31, 2024, December 31, 2023 nor as of December 31, 2022. Deferred tax assets recognized as of December 31, 2024 are related to Inventiva Inc. (see Note 8. – Deferred tax assets).

Note 25. Basic and diluted loss per share

Basic earnings (loss) per share are calculated by dividing net income (loss) attributable to owners of the Company by the weighted average number of ordinary shares outstanding during the period.

	Years ended December 31,
(in thousands of euros)	2022	2023	2024
Net loss for the period	(54,274)	(110,426)	(184,212)
Weighted average number of shares outstanding used to calculate basic/diluted loss per share (1)	41,449,732	45,351,799	59,778,701
Basic/diluted loss per share (in €)	(1.31)	(2.43)	(3.08)
(1)	In accordance with IAS 33.19, basic/diluted earnings per share exclude treasury shares held by the Group as of December 31, 2024.

As the Company recorded a loss in 2022, 2023 and 2024, diluted earnings (loss) per share are identical to basic earnings (loss) per share. Share based payment plans (BSAs, BSPCEs, AGAs and PAGUPs) are not included as their effects would be anti-dilutive.

Note 26. Commitments related to operational activities

Obligations under the terms of subcontracting agreements

In the ordinary course of its business, the Company enters into agreements with CROs for clinical trials, as well as with contract manufacturing organizations (‘CMOs’) for clinical and commercial supply manufacturing, commercial and pre-commercial activities, research and development activities and other services and products for operating purposes. The Company’s agreements generally provide for termination with specified periods of advance notice.

Such agreements are generally cancellable contracts and are not included in the description of the Company’s contractual obligations and commitments.

Commitments given and received

As of December 31,
In thousands of euros	2023	2024
CRO(1)	183,366	156,870
CMO	5,733	5,332
Lease	8,595	6,570
Others	23,442	18,476
Total commitments given	221,135	187,248
Agreements concerning the provision of facilities	260	326
Total commitments received	260	326

(1) Including CRO with Pharmaceutical Research Associates Group B.V.

Contract CRO with Pharmaceutical Research Associates Group B.V.

In April 2021, in connection with the NATiV3 Phase III trial in MASH, the Company entered into an agreement, with retroactive effect in January 2021, with PRA, acting as a CRO. The contract aims to support the regulatory approval of lanifibranor in adult patients in Europe and in the United States.

The Company also entered into a CRO agreement with PRA in connection with the LEGEND Phase IIa clinical trial, effective January 14, 2022. Under the terms of the agreement, PRA will conduct a clinical trial to evaluate the benefit for patients of the combination of lanifibranor with empagliflozin, an SGLT2 inhibitor, in patients with T2D and non-cirrhotic MASH. The commitment to PRA under this agreement amounts to an aggregate of €13.3 million.

On June 26, 2023, in connection with the NATiV3 Phase III trial in MASH, the Company entered into a new amendment to the April 2021 agreement with PRA. The amendment updates the provisions relating to study information following changes to the trial protocol. In June 2024, the Company entered into a new amendment, following which the total commitment amount to PRA is €232.5 million, with a bonus or malus could decrease from €3.4 million to €0.7 million in 2026. The commitment also includes €20.2 million to be paid by CTTQ.

As of December 31, 2024, the amount remaining to be paid under the amended agreement with PRA is €141.5 million.

Note 27. Related-party transactions

On May 25, 2023, the Board of Directors authorized, and the Shareholders’ Meeting approved the decision to grant to Frédéric Cren, as Chief Executive Officer and Director of the Company, and Pierre Broqua, as Deputy Chief Executive Officer of the Company, potential severance payment in case of revocation or non-renewal of their mandates or due to a of change of control (excluding revocation or non-renewal for serious misconduct). The amount of the severance payment is capped at 200% of their respective salary for the preceding twelve-month period and is subject to performance conditions.

These commitments aim to secure the interests of the Company through predefined departure conditions. As of December 31, 2024, no severance payment had accrued. However, it should be noted that the dissociation of functions of Chairman of the Board of Directors and Chief Executive Officer decided on October 11, 2024 by the Board of Directors led to the termination of the mandate of Frédéric Cren as Chairman of the Board of Directors. As a result, he was entitled to receive 100% of the severance payment granted to him due to his satisfaction of the performance conditions. The severance payment Frédéric Cren was entitled to amounted to € 961,040. Frédéric Cren agreed to forego the payment of this sum, in exchange for the introduction of a similar severance payment mechanism provided for in his new remuneration policy as Chief Executive Officer.

On December 20, 2023, the Company entered into an agreement with Pierre Broqua, Deputy Chief Executive Officer and Director of the Company at the time the agreement was entered into, which was authorized by the Board of Directors at its meeting on December 15, 2023 after the project had been presented to him. In this agreement, Pierre Broqua transferred certain of his intellectual property rights related to patents to the Company between May 31, 2016 and December 31, 2022, against payment of up to €100,000, of which:

-	€50,000 on signature of the agreement (subject to and after this payment being authorized by the Annual General Meeting of June 20, 2024), and
-	€50,000 on condition that and when the first of the following events occurs: (i) the granting of marketing authorization by the health authorities of the United States of America and/or the European Union for a product whose compound, indication or manufacturing process is covered by one or more of the patents covered by the agreement, or (ii) the signature by the Company and a third party of a licensing agreement relating to one or more of the patents covered by the agreement and whose geographical territory is the United States of America and/or the European Union. At December 31, 2024, these conditions have not been met.

On July 17, 2024, the Company entered into subscription agreements for the 2024 Royalty Certificates with Biotechnology Value Fund Partners L.P. (BVF), acting on behalf of several funds and entities managed by BVF Partners, pursuant to which BVF Partners subscribed to 64 2024 Royalty Certificates, with an amount of €100 thousand per royalty certificate. At the closing of the transaction, BVF paid the Company a total amount of €6.4 million.

On December 11, 2024, the Board of Directors authorized the Company to enter into an agreement with Pierre Broqua, Deputy Chief Operating Officer of the Company. This agreement provides for the transfer and communication of Pierre Broqua’s know-how to the Company since January 1, 2023. The payments are conditional as follows:

-	€500 in return for disclosing to the Company an invention that meets the conditions for patentability;
-	€5,000 when the invention is patented for the first time in one of the territories stipulated in the agreement;
-	€20,000 when a product implementing one or more inventions of which Mr. Pierre Broqua is the inventor (or co-inventor) receives marketing authorization in one of the territories stipulated in the agreement;
-	€30,000 when a product implementing one or more inventions of which Mr. Pierre Broqua is the inventor (or co-inventor) enters the commercial exploitation phase (generates revenues) in one of the territories stipulated in the agreement.

On October 11, 2024 BVF signed a subscription agreement with the Company and subscribed to 8,231,034 prefunded warrants for a price of 11,029,585.56 euros.

On December 13, Samsara BioCapital L.P signed a subscription agreement with the Company and subscribed to 369,046 shares and 861,098 prefunded warrants for a price of 1,652,078.02 euros.

The table below sets out the compensation awarded to the members of the executive team (including the executive and corporate officers) that was recognized in expenses for the years ended December 31, 2022, 2023 and 2024.

	As of December 31,
In thousands of euros	2022	2023	2024
Short-term benefits	1,897	1,995	2,181
Post-employment benefits	(14)	101	71
Other long-term benefits	—	—	—
End of contract indemnities	—	—	—
Share-based payment	1,077	1,584	1,296
Net total	2,960	3,680	3,548

Note 28. Financial risk management

Through its business activities, the Company is exposed to various types of financial risk: foreign exchange risk, credit risk and liquidity risk.

Foreign exchange risk

On July 15, 2020, the Company closed its IPO for aggregate gross proceeds of $107.7 million and, in 2021, raised funds through its Jefferies ATM program for aggregate gross proceeds of approximately $31.9 million (see Note 1.3. - Significant events of 2023 and 2022). The nature of the company exposure to the foreign exchange risk has changed due to the fact that a significant part of its liquidity is denominated in U.S. dollars.

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

Prior to May 14, 2021, three foreign currency forward contracts were in place for a total amount of $60 million to protect the of the Company’s dollar-denominated investments against exchange rate fluctuations between the euro and the dollar. As these contracts have expired, the Company’s financial position could be further affected by adverse fluctuations in the exchange rate between the euro and the dollar, which are difficult to predict.

However, the Company has taken the appropriate steps to ensure that hedging instruments can be put in place at any time to protect its activities against exchange rate fluctuations value, whenever it deems necessary and in accordance with its investment policy.

The table below shows, at December 31, 2024, the sensitivity analysis of the Company’s assets denominated in USD under the reasonable assumption of a variation of 5% based on the exchange rate at the closing date, to which the Company is exposed:

31/12/2024
	Fair value as of	Impact of a 5% change
In thousands of euros	December 31, 2024	in exchange rate
Cash & cash equivalents denominated in US Dollars	21,879	(1,042)
Short-term deposits dominated in US Dollars	8,182	(390)
End of period rate at 31/12/24	1.04	1.09

31/12/2023
	Fair value as of	Impact of a 5% change
In thousands of euros	December 31, 2023	in exchange rate
Cash & cash equivalents denominated in US Dollars	4,649	(221)
Short-term deposits dominated in US Dollars	2,715	(129)
End of period rate at 31/12/23	1.11	1.16

31/12/2022
	Fair value as of	Impact of a 5% change
In thousands of euros	December 31, 2022	in exchange rate
Cash & cash equivalents denominated in US Dollars	33,310	(1,586)

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

At the date of these consolidated financial statements, the Company estimates, given its current cost structure and its projected expenditure commitments, to be able to finance its activities until the middle of the third quarter of 2025 (see Note 3.18. – Going concern for more details).

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

Fair Value Measurement - Derivatives Risk

The Company is exposed to the fluctuations of the changes in the fair value of its derivatives, as the changes on the performance of the underlying can have a significant impact on the Statement of Income (Loss) statement.

Please refer to the Note 13. Financial Debt for detailed sensitivity.

Inflation Risk

Inflation has a general impact on the Company’s business in line with overall price increases, increases in the cost of borrowing, and operating in an inflationary economy. The Company has seen a 3-5% price increase in 2024 during negotiations with the vendors, and such higher costs cannot be offset through price increases, as the Company does not have any approved products. It is not possible to predict the timing, strength, or duration of any inflationary period or economic slowdown or its ultimate impact on the Company. If the conditions in the general economy significantly deviate from present levels and continue to deteriorate, it could have a material adverse effect on the business, financial condition, results of operations and growth prospects of the Company.

Note 29. Events after the reporting date

Strategic reorganization of the Company’s activities

The Company has informed the representatives of its workers council of its plan to focus exclusively on the development of lanifibranor. The plan includes stopping all preclinical research activities except those required to support the lanifibranor program, together with expanding the program team to prepare for potential filings for marketing approval and subsequent commercialization of lanifibranor for patients with MASH. The plan presented includes reducing the Company’s current workforce by approximately 50%. The plan is expected to be implemented during the second quarter of 2025 and all work on the Company’s preclinical programs (YAP-TEAD and NR4A1) will be terminated.

At the date these financial statements were authorized for issue, the Company was in the process of determining these impacts for financial year 2025.

The Company and Hepalys Pharma, Inc. announce the initiation of the clinical development program of lanifibranor in Japan with the dosing of the first participant in Phase I trial

The Company and Hepalys have initiated the clinical development program of lanifibranor in Japan by dosing the first participant in the Phase I study. Positive results from this study could support the initiation of a pivotal Phase III trial in patients with MASH in Japan. This study marks the first significant step in the partnership between the Company and Hepalys toward the development of lanifibranor in Japan and South Korea.

The Company announces the publication in Biomedicine & Pharmacotherapy of the results from a preclinical study showing improvement of portal hypertension with lanifibranor treatment

The study demonstrated that lanifibranor improved Portal Hypertension (PH) in mouse models of fibrotic PH and prehepatic non-fibrotic PH. Lanifibranor was observed to decrease portal pressure by improving Liver Sinusoidal Endothelial Cell (LSEC) dysfunction and fibrosis, and by directly targeting the splanchnic vasculature through its anti-angiogenetic effects.

These findings suggest that lanifibranor may be a promising therapeutic candidate that could potentially address PH-related complications typically associated with MASLD, MASH, and other advanced chronic liver diseases, including cirrhosis.