Form 20-F
period 2025-12-31
Inventiva S.A.
filed 2026-04-08
CIK 1756594

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

Andrew Obenshain

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

Ordinary shares: 193,236,978 shares outstanding as of December 31, 2025

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

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Emerging growth company ☐

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

INTRODUCTION

Unless otherwise indicated, “Inventiva,” “the company,” “our company,” “we,” “us” and “our” refer to Inventiva S.A.

“INVENTIVA,” the Inventiva logo and other trademarks or service marks of Inventiva S.A. appearing in this Annual Report on Form 20-F, or annual report, are the property of Inventiva S.A. Solely for convenience, the trademarks, service marks and trade names referred to in this annual report are listed without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their right thereto. All other trademarks, trade names and service marks appearing in this annual report are the property of their respective owners. We do not intend to use or display other companies’ trademarks and trade names to imply any relationship with, or endorsement or sponsorship of us by, any other companies.

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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F, or annual report, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on our management’s beliefs and assumptions and on information currently available to our management. All statements other than present and historical facts and conditions contained in this annual report, including statements regarding our future results of operations and financial positions, business strategy, plans and our objectives for future operations, are forward-looking statements. When used in this annual report, the words “anticipate,” “seek,” “believe,” “can,” “continue,” “could,” “estimate,” “expect,” “goal,” “intend,” “is designed to,” “may,” “might,” “plan,” “will,” “would,” “potential,” “predict,” “objective,” “should,” “target,” “hopefully,” or the negative of these and similar expressions identify forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

●	our plans to research, develop and commercialize our current and future product candidates;
●	the timing, design, duration, recruitment, costs, screening, enrollment and randomization of our planned and ongoing clinical trials;
●	clinical trial data releases and publications and the information and insights that may be gathered from our planned and ongoing clinical trials;
●	the timing of any planned investigational new drug, or IND, application or new drug application, or NDA, and comparable foreign submissions;
●	expectations with respect to the benefits of our existing and future collaborations, including our license agreements with Chia Tai Tianqing Pharmaceutical Group, Co., LTD., or CTTQ, and with Hepalys Pharma, Inc., or Hepalys, on the clinical development, regulatory approvals and, if approved, commercialization of lanifibranor, and the achievement of milestones thereunder and the timing thereof;
●	our ability to successfully cooperate with existing licensees or enter into new collaborations, and to fulfill our obligations under any agreements entered into in connection with such collaborations;
●	potential milestone payments and royalties we may receive under our agreement with Biossil Inc., or Biossil, with respect to the development of odiparcil;
●	the clinical utility, potential benefits and market acceptance of lanifibranor;

●	our commercialization, marketing and manufacturing capabilities and strategy;
●	our ability to identify additional products or product candidates with significant commercial potential;
●	our expectations related to the sufficiency of our capital resources and our ability to continue as a going concern, including our expectations with respect to raising additional funds, executing any potential transactions and achievement of milestones and operating targets;
●	our ability to satisfy in part or full the conditions precedent to closing the third tranche of the structured equity financing of up to €348 million announced on October 14, 2024, or the Structured Financing, and the timing thereof;
●	the potential exercise by the investors of our warrants and pre-funded warrants, including the securities issued or to be issued in connection with the Structured Financing and the warrants issued to the European Investment Bank, or EIB;
●	the expected use of proceeds from any financing transactions, including capital increases, royalty certificates, warrants and debt financing, and our ability to fulfill our obligations under any agreements entered into in connection with such transactions, including our ability to repay debt in a timely manner, or at all;
●	our ability to attract, retain and motivate key personnel and to manage executive succession and organizational changes;
●	developments and projections relating to our competitors and our industry;
●	the impact of government laws and regulations;
●	the effects of epidemics or pandemics on our business, operations and development timelines and plans;
●	our expectations regarding our ability to obtain, maintain and enforce intellectual property protection for our lanifibranor and our ability to operate our business without infringing, misappropriating or otherwise violating the intellectual property rights of others;
●	our estimates regarding future revenue, expenses, capital requirements and need for additional financing;
●	unfavorable conditions in our industry, the global economy or global supply chain, including financial and credit market fluctuations, tariffs and other trade barriers, international trade relations, political turmoil, natural catastrophes, warfare (such as the conflict involving Russia and Ukraine, the conflict in the Middle East and the related risk of a larger conflict), and terrorist attacks; and
●	other risks and uncertainties, including those listed in this annual report under the caption “Risk Factors.”

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

Summary Risk Factors

●	We require substantial additional funding, which may not be available to us on acceptable terms, or at all, and failure to obtain this necessary capital when needed may force us to curtail, delay or discontinue our product candidate development efforts or other operations. These factors raise substantial doubt regarding our ability to continue as a going concern.
●	We are a clinical-stage company with no approved products and no historical product revenues, which makes it difficult to assess our future prospects and financial results.
●	We have incurred significant losses since our inception and anticipate that we will continue to incur significant losses for the foreseeable future. We have never generated any revenue from product sales and may never achieve or maintain profitability.
●	We are heavily dependent on the success of our product candidate lanifibranor. We cannot give any assurance that any product candidate will successfully complete clinical trials, receive regulatory approval or be commercialized.
●	The regulatory approval processes of the U.S. Food and Drug Administration, or FDA, the European Commission including the opinion from the European Medicines Agency, or EMA, the Chinese National Medical Products Administration, or NMPA, and other comparable regulatory authorities are lengthy, time consuming and inherently unpredictable, and if we are ultimately unable to obtain regulatory approval for lanifibranor, our business will be substantially harmed.
●	Clinical development is a lengthy and expensive process with an uncertain outcome, and results of earlier studies and trials as well as data from any interim analysis of ongoing clinical trials may not be predictive of future trial results. Clinical failure can occur at any stage of clinical development.
●	We may not realize the benefits expected through the license agreements with CTTQ and Hepalys, and the license agreements could have adverse effects on our business.
●	We currently have no marketing and sales organization. To the extent lanifibranor is approved for marketing, if we are unable to establish marketing and sales capabilities or enter into agreements with third parties to market and sell our product candidate, we may not be able to effectively market and sell our product candidate or generate product revenues.
●	We face significant competition for our development efforts, and if we do not compete effectively, our commercial opportunities will be reduced or eliminated.
●	We may encounter substantial delays in our clinical trials or we may fail to demonstrate safety and efficacy to the satisfaction of applicable regulatory authorities.
●	We rely completely on third parties to manufacture our pre-clinical and clinical drug supplies and we intend to rely on third parties to produce commercial supplies of any approved product candidate. Manufacturers are subject to significant regulation with respect to manufacturing our products. The manufacturing facilities on which we rely may not continue to meet regulatory requirements and may have limited capacity.
●	The rights of shareholders in companies subject to French corporate law differ in material respects from the rights of shareholders of corporations incorporated in the United States.

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

As of December 31, 2025, we had €99.3 million of available cash and cash equivalents, consisting of cash and short-term deposit accounts that are liquid and easily convertible within three months without penalty or risk of change in value, and €131.6 million of short-term deposits convertible in a period exceeding three months.

The amount and timing of our future funding requirements will depend on many factors, including but not limited to:

●	our ability to close the third tranche of the Structured Financing;
●	the progress, costs, results and timing of our ongoing and planned clinical trials;
●	our ability to reach milestones under our existing license agreements, including our license agreements with CTTQ and Hepalys, or enter into additional collaboration agreements that would generate milestone payments, licensing fees or other sources of income;

●	the willingness of the FDA, EMA and European Commission, NMPA and other comparable regulatory authorities to accept the clinical trials and pre-clinical studies and other work from us or our licensees as the basis for review and approval of lanifibranor;
●	the outcome, costs and timing of seeking and obtaining regulatory approvals from the FDA, European Commission and other comparable regulatory authorities;
●	the need for additional or expanded pre-clinical studies and clinical trials beyond those that we envision conducting with respect to lanifibranor;
●	the success of our current licensees, including CTTQ and Hepalys, and any future collaborators, and the economic and other terms of any licensing, cooperation or other similar arrangements into which we may enter;
●	the timing and costs associated with manufacturing our product candidate for clinical trials and pre-clinical studies and, if approved, for commercial sale;
●	the timing and costs associated with establishing sales and marketing capabilities;
●	market acceptance of lanifibranor, if approved;
●	the costs of acquiring, licensing or investing in additional businesses, products, product candidates and technologies;
●	the cost to maintain, expand and defend the scope of our intellectual property portfolio, including the amount and timing of any payments we may be required to make, or that we may receive, in connection with licensing, filing, prosecution, defense and enforcement of any patents or other intellectual property rights;
●	our need and ability to hire additional management, development and scientific personnel; and
●	our need to implement additional internal systems and infrastructure, including financial and reporting systems.

We estimate that our cash, cash equivalents and short-term deposits, given our current cost structure and our projected expenditure commitments, should enable us to finance our operations until the middle of the first quarter of 2027. Accordingly, our current cash and cash equivalents will not be sufficient to cover our operating needs for at least the next 12 months. These events and conditions indicate that a material uncertainty exists that may cast significant doubt on our ability to continue as a going concern and, therefore, we may be unable to realize our assets and discharge our liabilities in the normal course of business.

If all warrants issued in the Structured Financing, or T3 BSAs, are exercised in full by their holders for proceeds of up to €116.0 million, we estimate that such potential additional proceeds would enable us to finance our activities until the middle of the third quarter of 2027.

These estimates are based on our current business plan, which assumes the anticipated repayment to EIB of Tranche A (as defined below), which is due in December 2026 and Tranche B (as defined below), which is due in January 2027, but exclude any potential milestone payments payable to or by us and any additional expenditures related to our product candidate or resulting from any potential in-licensing or acquisition of additional product candidates or technologies, or any associated development we may pursue. We may have based these estimates on incorrect assumptions, we may amend our business plan in the future and we may have to use our resources sooner than expected. These estimates may be shortened in the event of an increase in expenditure relating to the development programs beyond our expectations, or if our development program progresses more quickly than expected. In addition, there is no guarantee that the T3 BSAs will be exercised in full, if at all.

We will need to raise additional funds to support our business and our research and development programs as currently contemplated, through:

●	potential sales of ADSs under our existing At-The-Market program;
●	other potential public or private securities offerings or financings; and
●	potential strategic transactions, such as business development partnerships and/or other business development arrangements.

Global macroeconomic conditions or disruptions and volatility in the U.S. and global financial markets linked in particular to geopolitical events that continue to impact the markets (including Russia’s invasion of Ukraine, the conflict in the Middle East, and other geopolitical conflicts, and the related risk of a larger conflict as well as tariffs that have been or may in the future be imposed by the United States or other countries) could affect our ability to obtain new financing.

The implementation and terms of any new financing will depend on factors, including economic and market factors, over which we have no control. Future financing could take the form of financial debt, which would affect our financial structure, a capital increase, which would result in shareholder dilution, other securities offerings or strategic transactions, such as a collaboration or other arrangement.

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

Ultimately, if we are unable to continue as a going concern, we may have to liquidate our assets and may receive less than the value at which those assets are carried on our financial statements, and it is likely that investors will lose all or part of their investment. Any additional fundraising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to develop and, if approved, commercialize our product candidate.

We may be unable to satisfy our significant debt service and other contractual obligations, which would adversely affect our financial condition and results of operations.

Our ability to satisfy our contractual obligations, including principal and interest payments on and to refinance our indebtedness, will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that may be beyond our control. If our business does not generate sufficient cash flow, if currently anticipated costs and revenues are not realized on schedule, in the amounts projected or at all, or if future borrowings or cash from equity raises are not available to us in amounts sufficient to enable us to pay our indebtedness or other contractual obligations or to fund our other liquidity needs, our financial condition and results of operations may be adversely affected.

For example, in May 2022 we entered into the Finance Contract with the EIB, which provided for funding in the form of two equal tranches of €25 million. Following the satisfaction of the applicable conditions precedent, we drew down Tranche A in December 2022 (8% interest rate, capitalized annually with repayment due in December 2026) and Tranche B in January 2024 (7% interest rate, capitalized annually, with repayment due in January 2027). Because each of the tranches must be repaid in a single lump sum, our ability to satisfy our payment obligations under the Finance Contract will depend on our liquidity and/or ability to access the capital markets or to refinance the debt facility within a compressed timeframe.

Additionally, we have entered into agreements with several contract research organizations, or CROs, and contract manufacturing organizations, or CMOs, including Pharmaceutical Research Associates B.V. and Avant Santé, pursuant to which we have remaining payment obligations to such CROs or CMOs.

If our available cash position, operating cash flows, proceeds from collaborations, or financing activities are insufficient, we may be forced to refinance our indebtedness in adverse market conditions, seek additional capital on unfavorable terms, or pursue asset sales. If we cannot generate sufficient cash flow to make scheduled payments, including on our debt obligations, in the future, we may need to refinance all or a portion of our indebtedness on or before maturity, sell assets, delay capital expenditures or seek additional equity. If we are unable to satisfy our payment obligations, refinance any of our indebtedness on commercially reasonable terms or at all or to effect any other action relating to our indebtedness on satisfactory terms or at all, we may be forced to reduce or discontinue operations or seek protection of the bankruptcy laws, our business may be harmed and our security holders may lose some or all of their investment.

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

Lanifibranor is our only product candidate in clinical development and has not been approved for sale, and we may never have any product approved for commercialization. In 2020, we decided to focus our clinical efforts on the development of lanifibranor and to suspend our clinical efforts relating to odiparcil. In 2025, we implemented a plan, or the 2025 Pipeline Prioritization Plan, to focus exclusively on the development of lanifibranor, to expand the lanifibranor program team to prepare for potential filings for marketing approval and, if approved, the subsequent commercialization of lanifibranor for patients with MASH, and to stop all pre-clinical research activities related to pre-clinical programs, including the discontinuation of the YAP-TEAD and NR4A1 programs. The 2025 Pipeline Prioritization Plan, which was substantially completed by the end of 2025, reduced our overall workforce by slightly more than 50%. In December 2025, we entered into an asset purchase agreement with Biossil pursuant to which we sold and assigned all rights in assets relating to odiparcil to Biossil for an upfront payment of $600,000, and up to $90 million in potential milestone payments upon the achievement of certain regulatory and commercial milestones, and potential high single digit royalties on the sale of odiparcil on a worldwide basis. There can be no assurance that this collaboration will be successful.

We have not yet demonstrated an ability to overcome many of the risks and uncertainties frequently encountered by pharmaceutical companies operating in new and rapidly evolving fields. Consequently, the ability to predict our future operating results or business prospects is more limited than if we had a longer operating history or approved products on the market.

Our ability to generate revenue from product sales and achieve and maintain profitability depends on our ability, alone or with collaborators, to successfully complete the development of, and obtain the regulatory approvals necessary to commercialize, lanifibranor and any additional product candidates that we may pursue in the future. Lanifibranor is currently our only product candidate in clinical development. Our prospects, including our ability to finance our operations and generate revenue from product sales, therefore substantially depend on the development and commercialization of lanifibranor.

Since our inception in 2011, the majority of our revenue has been derived from our reliance on research collaborations related to lanifibranor, and we do not anticipate generating revenue from product sales for the next several years, if ever. Our ability to generate revenue from product sales depends heavily on our success, alone or together with collaborators, in:

●	timely and successfully completing the clinical development of lanifibranor;
●	obtaining and maintaining regulatory and marketing approvals for lanifibranor;
●	launching and commercializing lanifibranor by establishing a sales force, marketing and distribution infrastructure or, alternatively, cooperating with a commercialization partner;
●	obtaining coverage and adequate reimbursement from government and third-party payors for lanifibranor, if approved, both in the United States and internationally, and reaching acceptable agreements with foreign government and third-party payors on pricing terms;

●	developing, validating and maintaining a commercially viable, sustainable, scalable, reproducible and transferable manufacturing process for lanifibranor that is compliant with current good manufacturing practices, or cGMPs;
●	establishing and maintaining supply and manufacturing relationships with third parties that can provide an adequate amount and quality of drugs and services to support our planned clinical development, as well as the market demand for lanifibranor, if approved;
●	obtaining market acceptance, if approved, of lanifibranor as a viable treatment option by physicians, patients, third-party payors and others in the medical community;
●	effectively addressing any competing technological and market developments;
●	implementing additional internal systems and infrastructure, as needed;
●	negotiating favorable terms in any collaboration, licensing or other arrangements into which we may enter, and performing our obligations pursuant to such arrangements;
●	maintaining, protecting and expanding our portfolio of intellectual property rights, including patents, trade secrets and know-how;
●	avoiding and defending against third-party interference or infringement claims; and
●	attracting, hiring and retaining qualified personnel.

We have incurred significant losses since our inception and anticipate that we will continue to incur significant losses for the foreseeable future. We have never generated any revenue from product sales and may never achieve or maintain profitability.

We have incurred significant operating losses since our inception in 2011. We incurred net losses of €354.1 million, €184.2 million and €110.4 million for the years ended December 31, 2025, 2024 and 2023, respectively. We expect to continue to incur significant expenses and increasing operating losses for the foreseeable future. We have devoted substantially all of our efforts to the acquisition and pre-clinical and clinical development of our product candidates, as well as to building our intellectual property portfolio, research programs, management team and infrastructure. In order to rationalize expenses, we decided in 2025 to focus exclusively on the development of lanifibranor and to stop all pre-clinical research activities related to pre-clinical programs, including the termination of the YAP-TEAD and NR4A1 programs.

It could be several years, if ever, before we or our licensees have a commercialized product and our commercialized products, if any, may not be profitable. The net losses we incur may fluctuate significantly from quarter to quarter and year to year. We anticipate that our expenses will increase significantly in connection with our ongoing activities as we:

●	continue the ongoing and future development of lanifibranor;
●	develop, maintain, expand and protect our intellectual property portfolio;
●	manufacture, or have manufactured, clinical and commercial supplies of our product candidate;
●	seek marketing approvals for lanifibranor;
●	establish a sales, marketing and distribution infrastructure to commercialize any product candidate for which we may obtain marketing approval;
●	hire additional clinical, quality control and scientific personnel; and
●	continue to incur costs associated with operating as a public company in the United States.

In order to become and remain profitable, we will need to develop and eventually commercialize, on our own or with collaborators, one or more product candidates with significant market potential. This will require us to be successful in a range of challenging activities, including completing clinical trials of lanifibranor, developing commercial scale manufacturing processes, obtaining marketing approval, manufacturing, marketing and selling lanifibranor, if approved, and satisfying any post-marketing requirements. We may never succeed in any or all of these activities and, even if we do, we may never generate revenue from product sales or achieve profitability.

Because of the numerous risks and uncertainties associated with pharmaceutical products and development, we are unable to accurately predict the timing or amount of increased expenses or when, or if, we will be able to achieve profitability. If we are required by the FDA, or other regulatory authorities such as the EMA, to perform studies and trials in addition to those currently expected, or if there are any delays in the development or in the completion of any planned or future pre-clinical studies or clinical trials of lanifibranor, our expenses could increase and profitability could be further delayed.

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

Raising additional capital may cause dilution to our existing shareholders, restrict our operations or require us to relinquish rights to our product candidate or technologies.

We may seek to raise additional funding through a combination of equity or equity-linked or other securities offerings, debt financings, collaborations and/or licensing arrangements or other strategic transactions. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect the rights of our shareholders. For example, on August 30, 2023, our Board of Directors decided to proceed with (i) a capital increase by issuing and selling an aggregate of 9,618,638 new ordinary shares, and (ii) the issuance of royalty certificates, or the 2023 Royalty Certificates. The 2023 Royalty Certificates provide the holders thereof with the right to an annual payment of royalties equal to 2% of the future net sales until 2038, if any, of lanifibranor in (i) the United States, (ii) the countries of the European Union or (iii) the United Kingdom, whichever occurs first, if at all. In addition, on July 17, 2024, we entered into subscription agreements to issue and sell new royalty certificates, or the 2024 Royalty Certificates. The 2024 Royalty Certificates provide the holders thereof with the right to an annual payment of royalties equal to 3% of the future net sales until 2038, if any, of lanifibranor beginning in the fiscal year following the start of sales of lanifibranor following the granting of the market authorization for lanifibranor in (i) the United States, (ii) the countries of the European Union or (iii) the United Kingdom, whichever occurs first, if at all. The payment obligations under the 2023 Royalty Certificates and 2024 Royalty Certificates, or, together, the Royalty Certificates, may reduce the revenue we are able to derive from potential future net sales of lanifibranor, if any, which could adversely affect the value of our company and the prices that investors are willing to pay for our ADSs, and could adversely affect our business, financial condition and results of operations.

In addition, on October 11, 2024, we entered into subscription agreements, pursuant to which we agreed to issue and sell 34,600,507 ordinary shares and pre-funded warrants to purchase up to 35,399,481 ordinary shares in the first phase of the first tranche of the Structured Financing. The subscription agreements contained an obligation for the investors to participate in the second phase of the first tranche and the second tranche of the Structured Financing, subject to certain conditions precedent. At the general shareholders’ meeting of December 11, 2024, our shareholders approved the issuance of ordinary shares, pre-funded warrants and warrants in the second phase of the first tranche and the second tranche of the Structured Financing without shareholders’ preemptive subscription rights to the benefit of the investors. On December 19, 2024, we issued 7,872,064 ordinary shares and pre-funded warrants to purchase up to 8,053,847 ordinary shares in connection with executing the second phase of the first tranche of the Structured Financing. Following the completion of enrollment in NATiV3, in May 2025 we issued 42,488,883 ordinary shares and pre-funded warrants to purchase up to 43,437,036 ordinary shares in the second tranche of the Structured Financing, with each such ordinary share and pre-funded warrant attached to a T3 BSA to purchase ordinary shares. The third tranche of the Structured Financing will consist of investors exercising, no later than three business days prior to July 30, 2027, at their option, following the satisfaction of conditions precedent, the T3 BSAs. If all T3 BSAs are exercised, we would issue up to 77,333,319 new ordinary shares for aggregate gross proceeds of up to €116 million. In October 2025, we filed a shelf registration statement on Form F-3, or the Shelf Registration Statement, pursuant to which we may offer and sell ordinary shares, ADSs representing ordinary shares and warrants to purchase ordinary shares or ADSs for aggregate gross sale proceeds of up to $300.0 million and established an “At-The-Market” program, or the ATM Program, that allows us to offer and sell our ADSs having an aggregate offering price of up to $100.0 million (which amount is included in the $300.0 million securities registered under the Shelf Registration Statement) from time to time pursuant to a sales agreement with Piper Sandler, subject to the terms and conditions described in that sales agreement and SEC rules and regulations. In November 2025, we completed a registered underwritten offering of 44,805,193 ADSs for gross proceeds of $172.5 million (€149.0 million) pursuant to the Shelf Registration Statement. If we make additional sales under our ATM Program, the Shelf Registration Statement or otherwise, or if outstanding warrants are exercised, the sales or exercise could dilute our shareholders, reduce the price of our ordinary shares or ADSs or impede our ability to raise future capital. In addition, we have issued, and may in the future issue, additional equity securities as consideration for business development transactions, which may also dilute our existing shareholders’ or holders of our ADSs ownership interests.

The incurrence of additional indebtedness and/or the issuance of certain equity securities could result in increased fixed payment obligations and could also result in certain additional restrictive covenants, such as limitations on our ability to incur additional debt and/or issue additional equity, limitations on our ability to acquire or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. For example, on November 28, 2022, we issued 2,266,023 warrants to EIB, or the EIB Tranche A Warrants, and on January 4, 2024, we issued 3,144,654 warrants to EIB, or the EIB Tranche B Warrants and, together with the EIB Tranche A Warrants, the EIB Warrants, as a condition to access to the first tranche and second tranche, or Tranche A and Tranche B, respectively, of €25 million each under the finance contract we entered into with EIB on May 16, 2022, or Finance Contract. The EIB Warrants include provisions that increase the number of shares issuable upon exercise of the warrants if we issue additional equity securities under certain circumstances. These anti-dilution provisions were triggered by the abovementioned capital increases and could be triggered by future capital increases. As of the date hereof, if all EIB Warrants were exercised, EIB would receive approximately 22,681,848 ordinary shares, equal to approximately 10% of our outstanding share capital (for the purposes of this calculation, (i) the shares to be issued pursuant to the exercise of the EIB Warrants are included in the denominator and (ii) the exercise of any other dilutive instruments is excluded). The exercise ratio of the EIB Warrants is currently under discussion with the EIB, due to differing interpretations of the contractual adjustment mechanisms. The ratio used for this calculation represents our most reasonable estimate to date. Once an agreement has been reached with the EIB with respect to the exercise ratio calculation, the exercise ratio may end up being higher than anticipated and additional dilution may occur.

In addition, issuance of additional equity securities, or the possibility of such issuance, may cause the market price of our ordinary shares or ADSs to decline.

If we enter into new collaborations and/or licensing arrangements or amend existing collaborations and/or licensing arrangements in order to raise capital, we may be required to accept unfavorable terms or terms that are less favorable than the terms under our original collaboration or arrangement, including relinquishing or licensing to a third party on unfavorable terms our rights to technologies or product candidate that we otherwise would seek to develop or commercialize ourselves or potentially reserve for future potential arrangements when we might be able to achieve more favorable terms. For example, under the terms of the original CTTQ License Agreement, we were eligible to receive milestone payments from CTTQ for an aggregate amount of up to $40 million upon the achievement of certain development and regulatory milestones and, subject to regulatory approval, to commercial milestone payments of up to $250 million and tiered royalties from high single-digit to mid-teen double digits of net sales for the first three years after the first sale of lanifibranor, and low to mid-teen double digits starting from the fourth year after the first sale. On October 11, 2024, concurrent with the Structured Financing, we entered into an amendment to the CTTQ License Agreement, or the CTTQ Amendment. Under the CTTQ Amendment, CTTQ agreed to pay us an aggregate of $30 million in three new milestone payments of $10 million each, triggered by (a) completion of a successful first equity tranche, (b) completion of a successful second equity tranche, and (c) publication of positive topline data from the NATiV3 trial. In addition, two development and regulatory milestones of $10 million each were removed from the CTTQ License Agreement and the royalty rate to be paid to us by CTTQ was reduced a flat low single digits rate of net sales. See “Item 10.C Material Contracts—Amended License and Collaboration Agreement with Chia Tai Tianqing Pharmaceutical Group, Co., LTD”. The CTTQ Amendment could therefore result in lower aggregate proceeds under the amended CTTQ License Agreement than the aggregate proceeds we might have been eligible to receive under the original CTTQ License Agreement. In addition, there can be no guarantee that any further milestone or royalty payments will be received under this agreement.

Additional funding may not be available to us on acceptable terms, or at all. If we are unable to obtain funding on a timely basis, we may be required to significantly curtail, delay or discontinue one or more of our programs or cease operations altogether.

In addition, the French Commercial Code imposes certain limitations on our ability to price certain offerings of our share capital without preferential subscription rights (sans droit préférentiel de souscription), which limitation may prevent us from successfully completing any such offering. At our general meeting of shareholders held on May 22, 2025, our shareholders approved our proposal to authorize us to increase our share capital by issuance of ordinary shares or securities convertible into ordinary shares without preemptive subscription rights for the existing shareholders, subject to certain restrictions and limitations. These authorizations are due to expire in July 2027 for the twenty-fifth resolution of the general meeting held on May 22, 2025 (public offering) and the twenty-sixth resolution of the general meeting held on May 22, 2025 (private placement) and in November 2026 for the twenty-seventh resolution of the general meeting held on May 22, 2025 (reserved offering) and we expect to seek to renew these authorizations at the next annual general meeting of shareholders, although we cannot guarantee that we will be able to obtain further authorizations. If we are unable to obtain further authorization from our shareholders in the future, or otherwise continue to be limited by the terms of such authorizations approved by our shareholders in the future, our ability to raise capital, could be adversely affected. In any event, an inability to borrow or raise additional capital in a timely manner and on attractive terms could prevent us from expanding our business or taking advantage of opportunities and could otherwise have a material adverse effect on our business and growth prospects. In addition, if we use a substantial amount of our funds to acquire or in-license products or product candidates, we may not have sufficient additional funds to conduct all of our operations in the manner we would otherwise choose. Furthermore, as part of our policy to incentivize our managers, directors and employees and in order to attract and retain qualified personnel, we have issued and granted to our managers, directors, employees and consultants or service providers share warrants, or BSAs, warrants to subscribe for founder’s shares, or BSPCEs, free shares, or AGAs, and stock options.

As of the date of this Annual Report, the exercise of all the dilutive instruments outstanding granted and not yet exercised, including the T3 BSAs, pre-funded warrants issued in October 2024, December 2024, and May 2025, the EIB Warrants (assuming they are exercisable for approximately 22,681,848 ordinary shares, as discussed above), and the employee equity awards would result in a dilution of approximately 48% based on a current share capital of €2,077,074.75. If we raise additional funds through collaborations, strategic transactions or marketing, distribution or licensing arrangements with third parties, we may have to relinquish valuable rights, future revenue streams, products or product candidates or grant licenses on terms that may not be favorable to us. For example, see the following risk factor with respect to our Royalty Certificates. If we choose to pursue a collaboration for our product candidate, we may be required to relinquish certain valuable rights depending on the terms of such a transaction. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to grant rights to develop and market products or product candidates that we would otherwise prefer to develop and market ourselves.

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

We do not have any drugs that have received regulatory approval and may never be able to develop marketable products. We expect that a substantial portion of our efforts and expenses for the foreseeable future will be devoted to the clinical development of lanifibranor, and as a result, our business currently depends heavily on the successful development, regulatory approval and commercialization of this product candidate. The development of lanifibranor has been and will continue to be a time-consuming and costly process, and may leave us with insufficient resources to advance other programs. For example, in 2020, we decided to focus our clinical efforts on the development of lanifibranor and suspend our clinical efforts relating to odiparcil. In addition, we previously entered into a collaboration with AbbVie for the development of cedirogant, which ended in October 2022 when AbbVie decided to stop the development of cedirogant following the analysis of a nonclinical toxicology study. In 2025 we decided to focus exclusively on the development of lanifibranor and to stop all pre-clinical research activities related to pre-clinical programs, including the termination of the YAP-TEAD and NR4A1 programs.

We cannot be certain that lanifibranor will receive regulatory approval or be successfully commercialized, even if we receive regulatory approval. The research, testing, manufacturing, safety, efficacy, labeling, approval, sale, marketing and distribution of our product candidate is, and will remain, subject to comprehensive regulation by the FDA in the United States, the European Union and regulatory authorities in other countries, with regulations differing from country to country. For example, the changes that we announced in January 2023 to our clinical development plan for lanifibranor for the treatment of MASH, may not meet our expectations of being beneficial to the overall development program and may not result in an approvable NDA, whether by accelerated or full approval. While we have reduced the number of biopsies and trial duration of our NATiV3 Phase 3 clinical trial of lanifibranor in MASH, we may not complete the trial when expected, if at all. Moreover, any cost efficiencies that we previously hoped to gain by having confirmation of efficacy in a previously planned Part 2 of the NATiV3 trial will now be borne by a separate clinical outcome trial in MASH and compensated cirrhosis, such that it may ultimately take longer and cost more to get approved, if at all. In addition, while the protocol amendments submitted to the FDA in January 2023 are designed to align with the FDA’s public communication suggesting that an alternative approach to seek full approval in patients with MASH could be considered upon submission of positive results of a Phase 3 trial using a histology surrogate endpoint in patients with MASH and a Phase 3 clinical outcome trial in patients with MASH and compensated cirrhosis, there can be no assurance that these or any other protocol amendments we have made or may make in the future will result in an approvable NDA. Although the FDA has not objected to the January 2023 protocol amendments, its guidance during a consultation preceding the submission of the January 2023 protocol amendments was to continue our NATiV3 trial as originally planned prior to the protocol amendments. In addition, in the first quarter of 2024, following a routine visit in our NATiV3 clinical trial of lanifibranor in MASH, an adverse event of elevated aminotransferases in liver tests in a patient enrolled in the trial was reported. This event has been assessed as a treatment-related Suspected Unexpected Serious Adverse Reaction, or SUSAR. Other milder cases of elevation of aminotransferases among trial participants have also been reported. We decided to voluntarily pause screening and randomization to implement, including based on input from the FDA, changes to the enrollment criteria to exclude patients diagnosed or with a predisposition to autoimmune liver or thyroid disease and more frequent liver monitoring for patients enrolled in the trial as recommended by the Data Monitoring Committee. We completed randomization of the last patient in NATiV3 in 2025 and target the publication of the topline results for the fourth quarter of 2026. If the results are positive and subject to regulatory approval, we target the potential NDA submission for the first half of 2027, with a view to potential commercialization in 2028. There can be no guarantee that our NATiV3 trial will continue as planned or that regulatory authorities will not impose a clinical hold. Even if we are able to complete our trials with lanifibranor, including NATiV3, any significant safety finding, including the SUSAR, or adverse event may affect how regulatory authorities assess the safety profile of a product candidate, including lanifibranor, which may result in a rejection of a marketing application, requests for additional studies, or a requirement for labeling that includes warnings, restrictions on use, or boxed warnings, if the product is approved. In addition, our licensees, such as CTTQ and Hepalys, may not be successful in developing and seeking regulatory approval for lanifibranor and/or effectively commercializing approved products, if any. As a result, other MASH therapies in development may become commercially available during the conduct of our ongoing NATiV3 trial and our planned Phase 3 outcome trial in patients with MASH and compensated cirrhosis. For example, in March 2024, Madrigal Pharmaceuticals, or Madrigal, received accelerated FDA approval of Rezdiffra (Resmetirom) for the treatment of patients with MASH with moderate to advanced liver fibrosis and received a conditional marketing authorization from the European Commission in August 2025. In November 2025, Novo Nordisk announced positive results from a post hoc analysis of its Phase 3 clinical trial for the treatment of MASH with its molecule semaglutide, already commercialized for the treatment of type 2 diabetes and obesity, and obtained FDA approval in August 2025 for the marketing of Wegovy for the treatment of patients with MASH and moderate to advanced fibrosis.

We will not be permitted to market our drug candidate in the United States or the European Union until we receive approval of an NDA from the FDA or a marketing authorization application, or MAA, from the European Commission (based on the positive opinion of the EMA), respectively. We have not submitted any marketing applications for our product candidate. NDAs and MAAs must include extensive pre-clinical and clinical data and supporting information to establish the drug candidate’s safety and effectiveness for each desired indication. NDAs and MAAs must also include significant information regarding the chemistry, manufacturing and controls for the drug. Obtaining approval of an NDA or a MAA is a lengthy, expensive and uncertain process, and we may not be successful in obtaining approval. We have received a Fast Track and Breakthrough Therapy Designation from the FDA and the NMPA for the development of lanifibranor for the treatment of MASH. In September 2021, the FDA decided that their designation also encompasses the treatment of MASH with compensated cirrhosis. While the Fast Track Designation for lanifibranor in MASH permits close and regular contact between us and the FDA, the FDA and the EMA review processes can take more than one year to complete and approval is never guaranteed. If we submit an NDA to the FDA, the FDA must decide whether to accept or reject the submission for filing, before even reviewing the scientific basis. Regulators of other jurisdictions, such as the European Commission following the opinion of the EMA and the NMPA, have their own procedures for approval of drug candidates. Failure to obtain regulatory approval for lanifibranor in the United States, the European Union or other jurisdictions by us or our potential collaborators will prevent us from commercializing and marketing lanifibranor in such jurisdictions.

Even if we or any of our licensees were to successfully obtain approval from the FDA, European Commission, NMPA and comparable foreign regulatory authorities for our product candidate, any approval might contain significant limitations related to use restrictions for specified age groups, warnings, precautions or contraindications, or may be subject to burdensome post-approval study or risk management requirements. Furthermore, even if we or our current or future collaborators obtain regulatory approval for lanifibranor, we will still need to develop a commercial infrastructure, or otherwise develop relationships with collaborators to commercialize, establish a commercially viable pricing structure and obtain coverage and adequate reimbursement from third-party payors, including any government healthcare programs. If we, or our current or future collaborators, are unable to successfully commercialize lanifibranor, we may not be able to generate sufficient revenue to continue our business.

We may seek accelerated approval from the FDA and conditional authorization from the European Commission if our NATiV3 Phase 3 clinical trial of lanifibranor in MASH is successful at the 72-week endpoint but, even if granted, accelerated approval and conditional authorization require completion of the trial to obtain full approval.

If the data from our ongoing NATiV3 Phase 3 clinical trial of lanifibranor in MASH are positive, we intend to seek approval under the FDA’s accelerated approval pathway and the European Commission’s conditional authorization pathway. A product may be eligible for accelerated approval if it treats a serious or life-threatening condition, generally provides a meaningful advantage over available therapies and demonstrates an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit. As a condition of approval, the FDA may require that a sponsor of a product receiving accelerated approval perform adequate and well-controlled post-marketing clinical trials. These confirmatory trials must be completed with due diligence. In addition, the FDA currently requires as a condition for accelerated approval pre-approval of promotional materials, which could adversely impact the timing of the commercial launch of the product. In the EU, a “conditional” marketing authorization may be granted in cases where all the required safety and efficacy data are not yet available and it is demonstrated that all of the following criteria are met: (i) the benefit-risk balance of the medicinal product is positive; (ii) it is likely that the applicant will be able to provide comprehensive data post-authorization; (iii) the medicinal product fulfils an unmet medical need; and (iv) the benefit of the immediate availability to patients of the medicinal product is greater than the risk inherent in the fact that additional data are still required. A conditional marketing authorization is subject to conditions for generating the missing data or ensuring increased safety measures. It is valid for one year and must be renewed annually until all related conditions have been fulfilled, at which point it can be converted into a traditional MA. Even if we do receive accelerated approval or conditional authorization, we may not experience a faster development or regulatory review or approval process, and receiving accelerated approval does not provide assurance of ultimate full FDA or European Commission approval.

Due to our limited resources and access to capital, we must and have in the past decided to prioritize development of certain product candidates; these decisions may prove to have been wrong and may adversely affect our revenues.

Because we have limited resources and access to capital to fund our operations, we must decide how to allocate resources for our activities and the development of our product candidate, lanifibranor. Our decisions concerning the allocation of research, collaboration, management and financial resources toward particular compounds, product candidates or therapeutic areas may not lead to the development of viable commercial products and may divert resources away from better opportunities. For example, in 2020 we decided to focus our clinical efforts on the development of lanifibranor. As part of this decision, we suspended our clinical efforts relating to odiparcil. In addition, we previously committed resources to pursuing the development of lanifibranor for the treatment of patients with systemic sclerosis, or SSc, through clinical trials. However, following the results of a Phase 2b clinical trial of lanifibranor for the treatment of SSc, we ceased development of lanifibranor in this indication in February 2019. Similarly, our potential decisions to delay, terminate or collaborate with third parties in respect of certain product development programs, including regarding the suspension of our development of, and subsequent sale of odiparcil, may also prove not to be optimal and could cause us to miss valuable opportunities. In addition, we previously entered into a collaboration with AbbVie for the development of cedirogant, which ended in October 2022 when AbbVie decided to stop the development of cedirogant following the analysis of a nonclinical toxicology study.

Previously, we were also in the process of selecting a development candidate for our Hippo signaling pathway program with the goal to disrupt the interaction between yes-associated protein, or YAP, and transcription enhancer associated domain transcription factors, or TEAD, an interaction that plays a key role in oncogenic and fibrotic processes. We also advanced a pre-clinical program for the treatment of idiopathic pulmonary fibrosis, or IPF, and had validated a target within the transforming growth factor beta, or TGF-β, signaling pathway. However, in February 2025, we decided to focus exclusively on the development of lanifibranor, to expand the lanifibranor program team to prepare for potential filings for marketing approval and, if approved, the subsequent commercialization of lanifibranor for patients with MASH, and to stop all pre-clinical research activities related to pre-clinical programs, including the termination of the YAP-TEAD and NR4A1 programs.

If we make incorrect determinations regarding the market potential of our product candidate or misread trends in the pharmaceutical industry, our business, financial condition and results of operations could be materially adversely affected.

The clinical and commercial success of lanifibranor will depend on a number of factors, many of which are beyond our control, and we or our licensees may be unable to complete the development or commercialization of lanifibranor.

The clinical and commercial success of lanifibranor or potential future product candidates will depend on a number of factors, including the following:

●	the timely completion of pre-clinical studies and clinical trials by us and our licensees;
●	our and our licensees’ ability to demonstrate the safety and efficacy of our product candidates to the satisfaction of the relevant regulatory authorities;
●	whether we or our licensees are required by the FDA or other regulatory authorities to conduct additional pre-clinical studies or clinical trials, and the scope and nature of such studies or trials, prior to approval to market our products;
●	the timely receipt of necessary marketing approvals from the FDA, the European Commission, the NMPA and other comparable regulatory authorities, including pricing and reimbursement determinations;
●	the ability to successfully commercialize our product candidates, if approved for marketing and sale by the FDA, the European Commission, the NMPA or other comparable regulatory authorities, whether alone or in collaboration with others;
●	our ability and the ability of our third-party manufacturing partners to manufacture quantities of our product candidates at quality levels necessary to meet regulatory requirements and at a scale sufficient to meet anticipated demand at a cost that allows us to achieve profitability;
●	our and our licensees’ success in educating health care providers and patients about the benefits, risks, administration and use of our product candidates, if approved;
●	acceptance of our product candidates, if approved, as safe and effective by patients and the healthcare community;
●	the achievement and maintenance of compliance with all regulatory requirements applicable to our product candidates;
●	the maintenance of an acceptable safety profile of our products following any approval;
●	the availability, perceived advantages, relative cost, relative safety, and relative efficacy of alternative and competitive treatments;
●	our and our licensees’ ability to obtain and sustain coverage and an adequate level of pricing or reimbursement for our products by third party payors;
●	our and our licensees’ ability to enforce successfully the intellectual property rights for our product candidates and against the products of potential competitors; and
●	our and our licensees’ ability to avoid or succeed in third party claims, including patent infringement claims, and patent interference, reexamination, post grant review, derivation, and opposition proceedings, and other proceedings at the United States Patent and Trademark Office, or USPTO, and foreign patent offices.

Many of these factors are beyond our control. Accordingly, we cannot assure you that we will ever be able to achieve profitability through the sale of, or royalties from, lanifibranor or potential future product candidates. If we or our licensees are not successful in obtaining approval for and commercializing lanifibranor or potential product candidates, or are delayed in completing those efforts, our business and operations would be adversely affected.

The regulatory approval processes of the FDA, the European Commission, the NMPA and other comparable regulatory authorities are lengthy, time consuming and inherently unpredictable, and if we are ultimately unable to obtain regulatory approval for lanifibranor, our business will be substantially harmed.

The time required to obtain approval by the FDA, the European Commission, the NMPA and other comparable regulatory authorities is unpredictable but typically takes many years following the commencement of clinical trials and depends upon numerous factors, including the substantial discretion of the regulatory authorities. In addition, approval policies, regulations, or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions. Personnel resources and policy changes among regulatory authorities can adversely impact the responsiveness and processing of applications and the conduct of required inspections. For example, the FDA has shut down several times as a result of delays in congressional funding. Delays in regulatory authority handling of our applications would adversely impact our finances and operations.

Although the FDA may accept data from clinical trials conducted outside the United States, acceptance of this data is subject to certain conditions imposed by the FDA. Furthermore, while these clinical trials are subject to applicable local laws, FDA acceptance of the data will be dependent upon its determination that the trials also comply with all applicable U.S. laws and regulations. There can be no assurance that the FDA will accept data from trials conducted outside of the United States. If the FDA does not accept the data from any clinical trials that we or our collaborators conduct outside the United States, it would likely result in the need for additional clinical trials, which would be costly and time-consuming and delay or permanently halt our ability to develop and market our product candidate in the United States. Similar considerations apply outside the U.S. in relation to the acceptance of foreign data. We have not obtained regulatory approval for any product candidate and it is possible that none of our existing product candidates or any product candidates we may seek to develop in the future will ever obtain regulatory approval.

Lanifibranor could fail to receive regulatory approval for many reasons, including the following:

●	the FDA, the EMA or other comparable regulatory authorities may disagree with the design or implementation of our clinical trials, including the changes to our clinical development plan for lanifibranor for the treatment of MASH, as announced in January 2023;
●	we or our licensees may be unable to demonstrate to the satisfaction of the FDA, the EMA, the NMPA or other comparable regulatory authorities that lanifibranor is safe and effective for its proposed indication;
●	the results of clinical trials may not meet the level of statistical significance required by the FDA, the European Commission, the NMPA or other comparable regulatory authorities for approval;
●	we or our licensees may be unable to demonstrate that lanifibranor’s clinical and other benefits outweigh its safety risks;
●	the FDA, the EMA, the NMPA or other comparable regulatory authorities may disagree with our or our licensees’ interpretation of data from pre-clinical studies or clinical trials;
●	the data collected from clinical trials of lanifibranor may not be sufficient to support the submission of an NDA or other submission or to obtain regulatory approval in the United States, the European Union or elsewhere;
●	the FDA, the national competent authorities of European Union Member States, the NMPA or other comparable regulatory authorities may fail to approve the manufacturing processes or facilities of third-party manufacturers with which we contract for clinical and commercial supplies or such processes or facilities may not pass a pre-approval inspection; and the approval policies or regulations of the FDA, the European Commission following the opinion of the EMA, the NMPA or other comparable regulatory authorities may change or differ from one another significantly in a manner rendering our clinical data insufficient for approval.

This lengthy approval process as well as the unpredictability of future clinical trial results may result in our or our licensees’ failure to obtain regulatory approval to market lanifibranor, which would harm our business, results of operations and prospects significantly. In addition, even if we were to obtain approval, regulatory authorities may approve our product candidate for fewer or more limited indications than we request, may grant approval contingent on the performance of costly post-marketing clinical trials, or may approve a product candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate. In certain jurisdictions, regulatory authorities may not approve the price we intend to charge for our products. Any of the foregoing scenarios could materially harm the commercial prospects for our product candidates.

We have not previously submitted an NDA, an MAA, or any similar drug approval filing to the FDA, the EMA, the NMPA or any comparable regulatory authority for any product candidate, and we cannot be certain that lanifibranor will be successful in clinical trials or receive regulatory approval. Further, lanifibranor may not receive regulatory approval even if it is successful in clinical trials. Even if we successfully obtain regulatory approvals to market lanifibranor, our revenues will be dependent, to a significant extent, upon the size of the markets in the territories for which we gain regulatory approval and have commercial rights or share in revenues from the exercise of such rights. If the markets for patient subsets that we are targeting are not as significant as we estimate, we may not generate significant revenues from sales of lanifibranor, if approved.

Even if we receive regulatory approval for our product candidate, we will be subject to ongoing obligations and continued regulatory review, which may result in significant additional expense. Additionally, our product candidate, if approved, could be subject to labeling and other restrictions and market withdrawal and we may be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with our products.

Any regulatory approvals that we receive for our product candidate may also be subject to limitations on the approved indicated uses for which the product may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing, including Phase 4 clinical trials, and surveillance to monitor the safety and efficacy of the product candidate, and we may be required to include labeling that includes significant use or distribution restrictions or significant safety warnings, including boxed warnings. For example, in the first quarter of 2024, following a routine visit in our NATiV3 clinical trial of lanifibranor in MASH, a SUSAR of elevated aminotransferases in liver tests in a patient enrolled in the trial was reported. Other milder cases of elevation of aminotransferases among trial participants have also been reported. A potential regulatory approval for lanifibranor may be conditioned upon frequent liver monitoring of patients or other conditions, restrictions or exclusions, which would be a competitive disadvantage against other drugs that would not have such monitoring requirement or other conditions or restrictions.

If the FDA, the European Commission, the NMPA or any other comparable regulatory authority approves our product candidate, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion and recordkeeping for the product will be subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, registration requirements and continued compliance with cGMPs and good clinical practices, or GCPs, for any clinical trials that we conduct post-approval. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with our third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in, among other things:

●	restrictions on the marketing or manufacturing of the product, withdrawal of the product from the market, or voluntary product recalls;
●	fines, untitled or warning letters or holds on clinical trials;
●	refusal by the FDA, the European Commission, NMPA or any other comparable regulatory authority to approve pending applications or supplements to approved applications filed by us, or suspension or revocation of product approvals;
●	product seizure or detention, or refusal to permit the import or export of products; and
●	injunctions or the imposition of civil or criminal penalties.

Moreover, if lanifibranor is approved, our product labeling, advertising and promotion will be subject to regulatory requirements and continuing regulatory review. The FDA, national competent authorities of EU Member States and comparable foreign regulatory authorities strictly regulate the promotional claims that may be made about drug products. In particular, a product may not be promoted for uses that are not approved by the FDA as reflected in the product’s approved labeling.

Any government investigation of alleged violations of law could require us to expend significant time and resources in response and could generate negative publicity. The occurrence of any event or penalty described above may inhibit our or our licensees’ ability to develop or commercialize lanifibranor, and harm our business, financial condition and results of operations.

In addition, the policies of the FDA, the EMA, the NMPA and other comparable regulatory authorities may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidate or further restrict or regulate post-approval activities. For instance, the regulatory landscape related to clinical trials in the EU recently evolved. The EU Clinical Trials Regulation, or CTR, which was adopted in April 2014 and repeals the EU Clinical Trials Directive, became applicable on January 31, 2022. The CTR introduces, among other changes, a centralized application system, coordinated review procedures, expanded reporting and increased transparency obligations. The new requirements, together with evolving guidance from EU authorities, may impose additional operational burdens on us and our CROs and could result in delays in trial initiation, increased compliance costs, or other disruptions to our development programs. In addition, on December 11, 2025, the European Commission, the Parliament and the European Council reached a political agreement on a comprehensive overhaul of EU pharmaceutical legislation (the “Pharma Package”). The reform has been under negotiation since the European Commission submitted its proposal in April 2023. This package - comprised of a new directive and regulation to replace existing legislation – aims to modernize the EU framework. The political agreement is still subject to formal approval by the European Parliament and Council. If approved in the form proposed, the Pharma Package will, among other changes, reduce the baseline market protection period by one year, with limited opportunities for extensions, capped at a maximum of eleven years; reshape the incentives regime for orphan medicinal products, by introducing “breakthrough” orphan medicinal products – those addressing diseases with no available medicinal treatment – which will benefit from 11 years of market exclusivity; and expand the Bolar exemption to permit generic and biosimilar manufacturers to conduct preparatory activities for regulatory submissions, including pricing and reimbursement, and participate in procurement tenders while patent protection remains in force. A decrease in market exclusivity opportunities for our product candidate in the EU, combined with the expanded Bolar exemption, could open them to generic or biosimilar competition earlier than under the current regime, potentially impacting reimbursement status and the commercial prospects of our product candidates. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained, which would adversely affect our business, prospects and ability to achieve or sustain profitability.

Clinical development is a lengthy and expensive process with an uncertain outcome, and results of earlier studies and trials as well as data from any interim analysis of ongoing clinical trials may not be predictive of future trial results. Clinical failure can occur at any stage of clinical development.

Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical trial process. Although product candidates may demonstrate promising results in early clinical (human) trials and pre-clinical (animal) studies, they may not prove to be effective in subsequent clinical trials. For example, testing on animals may occur under different conditions than testing in humans and therefore the results of animal studies may not accurately predict human experience. Likewise, early clinical studies may not be predictive of eventual safety or effectiveness results in larger-scale pivotal clinical trials. The results of pre-clinical studies and previous clinical trials as well as data from any interim analysis of ongoing clinical trials of lanifibranor, as well as studies and trials of other products with similar mechanisms of action to lanifibranor, may not be predictive of the results of ongoing or future clinical trials. There can be significant variability in safety and/or efficacy results between different trials of the same product candidate due to numerous factors, including changes in trial protocols, differences in composition of the patient populations, adherence to the dosing regimen and other trial protocols and the rate of dropout among clinical trial participants. For example, in the first quarter of 2024, following a routine visit in our NATiV3 clinical trial of lanifibranor in MASH, a serious adverse event of elevated aminotransferases in liver tests in a patient was reported. This event has been assessed as a treatment-related SUSAR, and is the first reported in all clinical trials with lanifibranor. In addition, certain of the completed clinical trials for lanifibranor were conducted in patients with type 2 diabetes, or T2D, which is a different indication than we are currently pursuing. The results generated in trials for lanifibranor in this other indication do not ensure that the current or future clinical trials for lanifibranor in MASH will continue to demonstrate similar safety and/or efficacy results.

In addition, we did not control the pre-clinical and clinical development of lanifibranor prior to 2012 and we have relied on Abbott Laboratories, or Abbott, and Abbott’s partners to have conducted such research and development in accordance with the applicable protocol, legal, regulatory and scientific standards, having accurately reported the results of all clinical trials conducted prior to our acquisition of lanifibranor, and having correctly collected and interpreted the data from these studies and trials. To the extent any of these has not occurred, expected development time and costs may be increased, which could adversely affect any future revenue from lanifibranor by us or our collaborators.

Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through pre-clinical studies and earlier clinical trials. In addition to the safety and efficacy traits of any product candidate, clinical trial failures may result from a multitude of factors including flaws in trial design, dose selection, placebo effect and patient enrollment criteria. A number of companies in the pharmaceutical industry have suffered significant setbacks in advanced clinical trials due to lack of efficacy or adverse safety profiles, notwithstanding promising results in earlier trials, and it is possible that we will as well. Based upon negative or inconclusive results, we or our licensees may decide, or regulators may require us, to conduct additional clinical trials or pre-clinical studies. For example, we previously pursued the development of lanifibranor for the treatment of patients with SSc. However, following the results of our Phase 2b clinical trial of lanifibranor for the treatment of SSc, we ceased development of lanifibranor in this indication in February 2019. In addition, data obtained from trials and studies are susceptible to varying interpretations, and regulators may not interpret our data as favorably as we do, which may delay, limit or prevent regulatory approval.

We may encounter substantial delays in our clinical trials or we may fail to demonstrate safety and efficacy to the satisfaction of applicable regulatory authorities.

We may experience delays in our ongoing clinical trials and we do not know whether planned clinical trials will begin on time, need to be redesigned, enroll patients on time or be completed on schedule, if at all.

We previously experienced such delays with the initiation of our recently completed Phase 2b clinical trial of lanifibranor in patients with MASH and in our plans to report data related to this trial. For example, the recruitment and screening of new patients for the investigator-initiated Phase 2 trial evaluating lanifibranor in patients with Non-Alcoholic Fatty Liver Disease, or NAFLD, and T2D, was temporarily suspended due to the COVID-19 pandemic and topline results were announced in June 2023, as opposed to the first half of 2022 as initially expected.

We have also encountered delays in our ongoing NATiV3 trial. For example, in 2022, due to the Russian invasion in Ukraine, we put recruitment for our NATiV3 trial in Ukraine on hold and removed all of the planned sites in Russia from the NATiV3 trial, which, together with higher than originally projected screen failure rate resulting in slower than anticipated enrollment rate and contributed to a delay in patient enrollment. In addition, in the first quarter of 2024, following a routine visit during our NATiV3 clinical trial of lanifibranor in MASH, a SUSAR of elevated aminotransferases in liver tests in a patient was reported. Other milder cases of elevation of aminotransferases among trial participants have also been reported. As a result of this SUSAR, we decided to voluntarily pause screening and randomization to implement changes to the enrollment criteria to exclude patients diagnosed or with a predisposition to autoimmune liver or thyroid disease and more frequent liver monitoring for patients enrolled in the trial as recommended by the Data Monitoring Committee. We completed randomization of the last patient in NATiV3 in 2025 and target the publication of the topline results for the fourth quarter of 2026. If the results are positive and subject to regulatory approval, we target the potential NDA submission for the first half of 2027, with a view to potential commercialization in 2028. However, we may experience other delays, and the trial may experience additional delays and be complete later than currently anticipated. As a result, other MASH therapies in development may become commercially available during the conduct of our ongoing NATiV3 trial and our planned Phase 3 outcome trial in patients with MASH and compensated cirrhosis. For example, in 2024 Madrigal received accelerated FDA approval of Rezdiffra for the treatment of patients with MASH with moderate to advanced liver fibrosis and in August 2025, Novo Nordisk received FDA approval of Wegovy for the treatment of patients with MASH and moderate to advanced fibrosis. There can also be no assurance that any of the protocol amendments we have made or may make in the future will result in an approvable NDA.

In addition, clinical trials can be delayed for a variety of reasons, including delays related to:

●	obtaining regulatory approval to commence a trial;
●	reaching agreement on acceptable terms with prospective CROs and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

●	obtaining IRB approval or positive ethics committee opinion at each site;
●	obtaining regulatory concurrence on the design and parameters for the trial;
●	obtaining approval for the designs of our clinical development programs for each country targeted for trial enrollment;
●	recruiting suitable patients to participate in a trial, which may be impacted by the number of competing trials that are enrolling patients;
●	having patients complete a trial or return for post-treatment follow-up;
●	clinical sites deviating from trial protocol or dropping out of a trial;
●	potential clinical holds;
●	adding new clinical trial sites;
●	manufacturing sufficient quantities of product candidate or obtaining sufficient quantities of comparator drug for use in clinical trials;
●	the availability of adequate financing and other resources; or
●	pandemics and health crises and related responses and measures.

We could encounter delays if a clinical trial is suspended or terminated by us, by the IRBs or ethics committees of the institutions in which such trials are being conducted, by the data and safety monitoring board for such trial or by the FDA, the national competent authorities of European Union Member States, the NMPA or other comparable regulatory authorities. A suspension or termination may be imposed due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA, the national competent authorities of European Union Member States, the NMPA or other comparable regulatory authorities resulting in the imposition of a clinical hold, safety issues or adverse side effects, failure to demonstrate a benefit from using a drug, changes in governmental regulations or administrative actions, manufacturing issues or lack of adequate funding to continue the clinical trial. For example, it is possible that safety issues or adverse side effects could be observed in our trials, which could result in a delay, suspension or termination of those trials, such as the SUSAR that was reported in the first quarter of 2024. If we experience delays in the completion of, or termination of, any clinical trial of our product candidates, the commercial prospects of our product candidates will be harmed, and our ability to generate product revenues from any of these product candidates will be delayed. For example, in 2020 we decided to focus our clinical efforts on the development of lanifibranor and suspended our clinical efforts relating to odiparcil, and, in 2025 we decided to focus exclusively on the development of lanifibranor and to stop all pre-clinical research activities related to pre-clinical programs, including the termination of the YAP-TEAD and NR4A1 programs. In addition, any delays in completing our clinical trials will increase our costs, slow down our product candidate development and approval process and jeopardize our ability to commence product sales and generate revenues. Any of these occurrences may harm our business, financial condition and prospects significantly. In addition, many of the factors that cause or lead to a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of lanifibranor.

If lanifibranor is found to be unsafe or lack efficacy, we will not be able to obtain regulatory approval for it and our business would be materially harmed. For example, if the results of our NATiV3 Phase 3 clinical trial for lanifibranor in MASH do not achieve the primary efficacy endpoints or demonstrate unexpected safety findings, such as the SUSAR reported in the first quarter of 2024 or similar or additional adverse events, the prospects for approval of lanifibranor, as well as the price of our ordinary shares or ADSs, would be materially and adversely affected.

Moreover, principal investigators for our clinical trials may serve as our scientific advisors or consultants from time to time and receive compensation in connection with such services. Under certain circumstances, we may be required to report some of these relationships to the FDA or other regulatory authorities. The FDA or other regulatory authorities may conclude that a financial relationship between us and a principal investigator has created a conflict of interest or otherwise affected interpretation of the trial results. The FDA or other regulatory authority may therefore question the integrity of the data generated at the applicable clinical trial site and the utility of the clinical trial itself may be jeopardized. This could result in a delay in approval, or rejection, of our marketing applications by the FDA or other regulatory authority, as the case may be, and may ultimately lead to the denial of marketing approval of lanifibranor.

Enrollment and retention of patients in clinical trials is an expensive and time-consuming process and could be made more difficult or rendered impossible by multiple factors outside our control, including difficulties in identifying MASH patients and significant competition for recruiting MASH patients in clinical trials.

Identifying and qualifying patients to participate in our clinical trials is critical to our success. We have in the past and may in the future encounter delays in enrolling, or be unable to enroll, a sufficient number of patients to complete any of our clinical trials, and even once enrolled we may be unable to retain a sufficient number of patients to complete any of our trials. In particular, as a result of the inherent difficulties in diagnosing MASH, the significant competition for recruiting MASH patients in clinical trials, and the higher than originally projected screen failure rate resulting in slower than anticipated enrollment rate, we experienced delays in recruiting patients with MASH for our completed NATIVE Phase 2b clinical trial of lanifibranor in that indication. We also encountered delays in the recruitment for our NATiV3 trial of lanifibranor in MASH primarily due to a higher than originally projected screen failure rate resulting in slower than anticipated enrollment rate in 2021 until mid-2023. In addition, we experienced a slower than predicted site activation, screening and enrollment due to negative impacts from the COVID-19 pandemic during 2020 and 2021, we put recruitment for our NATiV3 trial in Ukraine on hold and removed all of the planned sites in Russia from the trial due to the Russian invasion of Ukraine, and we temporarily paused screening and enrollment in the trial in connection with the SUSAR reported in the first quarter in 2024. In January 2023, we amended the protocol for the NATiV3 trial in part to potentially accelerate enrollment. There can be no assurance that any of the protocol amendments we have made or may make in the future will result in an approvable NDA. While we completed enrollment in our NATiV3 trial in 2025, our amended clinical development program for lanifibranor includes an additional Phase 3 outcome trial in patients with MASH and compensated cirrhosis, rather than the originally planned Part 2 of our NATiV3 Phase 3 clinical trial of lanifibranor in MASH, in which we may encounter some or all of the recruitment challenges we had for our NATiV3 trial. Enrollment challenges could be exacerbated if the FDA or EMA require us or our licensees to conduct pivotal trials of lanifibranor in larger patient populations or for trials with a longer duration than we anticipate.

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

Furthermore, we face strong competition for enrollment from competitors who have received marketing authorization, such as Madrigal with Rezdiffra, and Novo Nordisk with Wegovy, and others who are conducting ongoing clinical trials evaluating their drug candidates in MASH, such as Boehringer Ingelheim, 89Bio/Roche, Akero Therapeutics (a subsidiary of Novo Nordisk), Boston Pharmaceuticals, GSK, and Eli Lilly and Company, or Eli Lilly, each of which is conducting Phase 3 clinical trials designed to support accelerated approval and/or full approval. As of the date of this report, more than 70 Phase 1, 2 and 3 clinical trials enrolling patients with MASH are listed on the clinicaltrials.gov website. These competitors could obtain marketing authorization in the indications targeted by us, which could have a negative impact on the retention of patients randomized in NATiV3 or on the recruitment and retention of patients in a confirmatory trial that we will have to conduct.

Moreover, certain patients could prefer to undergo treatment that has obtained a marketing authorization, such as Rezdiffra from Madrigal, Wegovy from Novo Nordisk, or others that may obtain a marketing authorization in the future, rather than participate or continue their participation in an ongoing clinical study with the possibility of being assigned to the placebo-controlled part. As a result, the timing of our clinical trials, including NATiV3, and results thereof may be materially different than our projections.

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

Moreover, in March 2024, Madrigal announced that it had received FDA approval of Rezdiffra for the treatment of adult patients with MASH with moderate to advanced liver fibrosis, and Novo Nordisk obtained approval for Wegovy in the same population in August 2025. We may lose lanifibranor’s Fast Track Designation if the FDA concludes that Rezdiffra and/or Wegovy addresses the unmet medical need for patients with MASH. We may also lose the FDA’s Breakthrough Therapy Designation if the FDA concludes that lanifibranor does not demonstrate substantial improvement over Rezdiffra or Wegovy on one or more clinically significant endpoints. Loss of either of these designations would negatively impact our ability to develop and commercialize lanifibranor.

The national competent authorities of European Union Member States, FDA, NMPA and other regulatory agencies actively enforce the laws and regulations prohibiting the promotion of drugs for off-label uses. If we or our licensees are found to have improperly promoted off-label use, we may become subject to significant liability.

The national competent authorities of European Union Member States, the FDA, the NMPA and other regulatory agencies strictly regulate the promotional claims that may be made about prescription drug products, such as lanifibranor, if approved. In particular, a product may not be promoted for uses that are not approved by the European Commission, the FDA, the NMPA or such other regulatory agencies as reflected in the product’s approved labeling. For example, if we receive marketing approval for lanifibranor for MASH, physicians, in their independent professional medical judgment, may nevertheless prescribe the drug product to their patients in a manner that is inconsistent with the approved label. If we are found to have promoted such off-label use, we may become subject to significant liability under the U.S. Federal Food, Drug, and Cosmetic Act and other statutory authorities, such as laws prohibiting false claims for reimbursement, and foreign equivalents. In the United States, the federal government has levied large civil and criminal fines against companies for alleged improper promotion and has enjoined several companies from engaging in off-label promotion. The FDA has also requested that companies enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed. If we or our licensees cannot successfully manage the promotion of our products, if approved, we could become subject to significant liability, which would harm our reputation and negatively impact our financial condition.

Even if lanifibranor is commercialized, it may not be accepted by physicians, healthcare payors, patients or the medical community in general, and may also become subject to market conditions that could harm our business.

Even if we or our licensees obtain regulatory approval for lanifibranor, the product may not gain market acceptance or prevalent usage among physicians, healthcare payors, patients and the medical community, which is critical to commercial success. Our current product candidate treats diseases which may not frequently be identified by physicians. For example, many physicians may not be trained to identify or treat MASH specifically, which could lead to limited prescribing of lanifibranor even if the product candidate obtains regulatory approval and is commercialized. Market acceptance of our product candidate for which we or our licensees receive approval depends on a number of factors, including:

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

If lanifibranor is approved but fails to achieve an adequate level of acceptance by physicians, healthcare payors, patients and the medical community, we will not be able to generate significant revenues, and we may not become or remain profitable.

We currently have no marketing and sales organization. To the extent lanifibranor is approved for marketing, if we are unable to establish marketing and sales capabilities or enter into agreements with third parties to market and sell our product candidate, we may not be able to effectively market and sell our product candidate or generate product revenues.

We currently do not have a marketing or sales organization for the marketing, sales and distribution of pharmaceutical products. In order to independently commercialize lanifibranor, if approved, we would have to build marketing, sales, distribution, managerial and other non-technical capabilities or make arrangements with third parties to perform these services, and we may not be successful in doing so. Factors that may inhibit our efforts to commercialize our products on our own include:

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

In the event of successful development of lanifibranor in those indications where we can do so in a capital efficient manner, we may elect to build a targeted specialty sales force which will be expensive and time consuming. Our ability to recruit and retain qualified employees may have been impaired by our 2025 Pipeline Prioritization Plan, which was substantially completed by the end of 2025 and included a reduction of our overall workforce by slightly more than 50%. Any failure or delay in the development of our internal sales, marketing and distribution capabilities would adversely impact the commercialization of lanifibranor. We may collaborate with third parties that have direct sales forces and established distribution systems, either to augment our own sales force and distribution systems or in lieu of our own sales force and distribution systems. If we are unable to enter into collaborations with third parties for the commercialization of approved products, if any, on acceptable terms or at all, or if any such collaborator does not devote sufficient resources to the commercialization of our product or otherwise fails in commercialization efforts, we may not be able to successfully commercialize lanifibranor, if approved. If we are not successful in commercializing our product candidates, either on our own or through collaborations with one or more third parties, our future revenue will be materially and adversely impacted.

Even if we obtain and maintain approval for our current and future product candidates from the FDA, we or our licensees may nevertheless be unable to obtain approval for our product candidates outside of the United States, which would limit our market opportunities and could harm our business.

Approval of a product candidate in the United States by the FDA does not ensure approval of such product candidate by regulatory authorities in other countries or jurisdictions, and approval by one foreign regulatory authority does not ensure approval by regulatory authorities in other foreign countries or by the FDA. If approved, sales of lanifibranor and any potential future product candidate outside of the United States will be subject to foreign regulatory requirements governing clinical trials and marketing approval. Even if the FDA grants marketing approval for a product candidate, comparable regulatory authorities of foreign countries also must approve the manufacturing and marketing of the product candidate in those countries. Approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from, and more onerous than, those in the United States, including additional pre-clinical studies or clinical trials. In many countries outside the United States, a product candidate must be approved for reimbursement before it can be approved for sale in that country. In some cases, the price that we or our licensees intend to charge for any product candidates, if approved, is also subject to approval. Obtaining approval for lanifibranor or any future product candidate in the European Union from the European Commission following the opinion of the EMA or in other foreign jurisdictions, if we or our licensees choose to submit a marketing authorization application there, would be a lengthy and expensive process. Even if a product candidate is approved, the FDA, the European Commission, the NMPA or other foreign regulatory authorities, as the case may be, may limit the indications for which the drug may be marketed, require extensive warnings on the drug labeling or require expensive and time-consuming additional clinical trials or reporting as conditions of approval.

Obtaining foreign regulatory approvals and compliance with foreign regulatory requirements could result in significant delays, difficulties and costs for us or our licensees and could delay or prevent the introduction of lanifibranor or any future product candidate in certain countries.

Further, clinical trials conducted in one country may not be accepted by regulatory authorities in other countries. Also, regulatory approval for lanifibranor or any future product candidate may be withdrawn. If we or our licensees fail to comply with the regulatory requirements, our target market will be reduced and our ability to realize the full market potential of lanifibranor or any future product candidate will be negatively impacted, and our or our licensees’ business, prospects, financial condition and results of operations could be harmed.

Coverage and reimbursement decisions by third-party payors may have an adverse effect on pricing and market acceptance.

There is significant uncertainty related to third-party coverage and reimbursement of newly approved drugs. To the extent that we retain commercial rights following clinical development, we would seek approval to market lanifibranor in the United States, the European Union and other selected jurisdictions. Market acceptance and sales of lanifibranor, if approved, in both domestic and international markets will depend significantly on the availability of coverage and adequate reimbursement from third-party payors for lanifibranor and may be affected by existing and future healthcare reform measures. Government authorities and other third-party payors, such as private health insurers and health maintenance organizations, decide which drugs they will cover and establish payment levels. We cannot be certain that coverage and adequate reimbursement will be available for lanifibranor, if approved. We cannot guarantee that we will be able to obtain price levels and reimbursement rates as high as those granted to other products that may be approved for the treatment of MASH, particularly because these products may have a different therapeutic approach from those developed by us. Also, we cannot be certain that reimbursement policies will not reduce the demand for lanifibranor, if approved. If reimbursement is not available or is available on a limited basis for lanifibranor, if approved, we or our licensees may not be able to successfully commercialize lanifibranor. Reimbursement by a third-party payor may depend upon a number of factors, including, without limitation, the third-party payor’s determination that use of a product is:

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

Further, in the United States, there has been heightened governmental scrutiny over the manner in which drug manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drug products. For example, the Inflation Reduction Act, or IRA, among other things, imposes rebates on many Medicare Part B and Medicare Part D products to penalize price increases that outpace inflation on an annual basis. In addition, the IRA requires the U.S. Department of Health and Human Services, or HHS, to negotiate the price of certain single-source drugs that have been on the market for at least seven (7) years covered under Medicare as part of the Medicare Drug Price Negotiation Program. Each year up to twenty (20) products will be selected by HHS for the Medicare Drug Price Negotiation Program. Products subject to the Medicare Drug Price Negotiation Program are expected to experience a significant reduction in reimbursement from the Medicare program on a per unit basis. If coverage and adequate reimbursement are not available, or are available only to limited levels, we may not be able to successfully commercialize future product candidates that we develop, which could have an adverse effect on our operating results and our overall financial condition.

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

In certain countries, particularly in the European Union, the pricing of prescription pharmaceuticals is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a product candidate. To obtain reimbursement or pricing approval in some countries, we may be required to conduct additional clinical trials that compare the cost-effectiveness of our product candidate to other available therapies. This Health Technology Assessment, or HTA, process is the procedure according to which the assessment of the public health impact, therapeutic impact and the economic and societal impact of use of a given medicinal product in the national healthcare systems of the individual country is conducted. The outcome of HTA regarding specific medicinal products will often influence the pricing and reimbursement status granted to these medicinal products by the competent authorities of individual EU Member States. If reimbursement of any of our product candidates, if approved, is unavailable or limited in scope or amount in a particular country, or if pricing is set at unsatisfactory levels, we may be unable to achieve or sustain profitability of our products in such country.

The delivery of healthcare in the European Union, including the establishment and operation of health services and the pricing and reimbursement of medicines, is almost exclusively a matter for national, rather than EU, law and policy. National governments and health service providers have different priorities and approaches to the delivery of healthcare and the pricing and reimbursement of products in that context. For example, some EU Member States may restrict the range of products for which their national health insurance systems provide reimbursement. Other countries may control the prices of medicinal products for human use or allow companies to fix their own prices for products but monitor and control prescription volumes and issue guidance to physicians to limit prescriptions. In general, however, the healthcare budgetary constraints in most EU member states have resulted in restrictions on the pricing and reimbursement of medicines by relevant health service providers. Coupled with EU and national regulatory burdens on those wishing to develop and market products, this could prevent or delay marketing approval of our product candidates, restrict or regulate post-approval activities and affect our or our licensees’ ability to commercialize any products for which we obtain marketing approval.

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

The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or collectively the Affordable Care Act, substantially changed the way healthcare is financed by both the government and private insurers, and continues to significantly impact the U.S. pharmaceutical industry. There have been judicial, Congressional, and executive branch challenges and amendments to certain aspects of the Affordable Care Act. For example, on July 4, 2025, the One Big Beautiful Bill Act, or OBBBA, was signed into law, which narrowed access to Affordable Care Act marketplace exchange enrollment and declined to extend the Affordable Care Act enhanced advanced premium tax credits that expired at the end of 2025, which, among other provisions in the law, are anticipated to reduce the number of Americans with health insurance. The OBBBA also is expected to reduce Medicaid spending and enrollment by implementing work requirements for some beneficiaries, capping state-directed payments, reducing federal funding, and limiting provider taxes used to fund the program. Congress is considering proposed legislation intended to further reduce healthcare costs with alternatives to replace the expired Affordable Care Act subsidies.

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

We expect that these and other healthcare reform measures that may be adopted in the future may result in more rigorous coverage criteria and lower reimbursement, and in additional downward pressure on the price that we receive for any approved product. The current Trump administration is pursuing policies to reduce regulations and expenditures across government agencies, including at HHS, the FDA, CMS and related agencies. These actions, presently directed by executive orders or memoranda from the Office of Management and Budget, may propose policy changes that create additional uncertainty for our business. For example, the current administration has announced agreements with pharmaceutical companies that require the drug manufacturers to offer, through a direct-to-consumer platform, United States patients and Medicaid programs prescription drug Most-Favored Nation pricing equal to or lower than those paid in other developed nations, with additional mandates for direct-to-patient discounts and repatriation of foreign revenues. Other recent actions, for example, include (1) directing agencies to reduce agency workforce and cut programs; (2) directing HHS and other agencies to lower prescription drug costs through a variety of initiatives, including by improving upon the Medicare Drug Price Negotiation Program and establishing Most-Favored-Nation pricing for pharmaceutical products; (3) imposing tariffs on imported pharmaceutical products; and (4) as part of the Make America Healthy Again Commission’s Strategy Report released in September 2025, working across government agencies to increase enforcement on direct-to-consumer pharmaceutical advertising. These actions and policies may significantly reduce drug prices in the United States, potentially impacting manufacturers’ global pricing strategies and profitability, while increasing their operational costs and compliance risks. Additionally, in its June 2024 decision in Loper Bright Enterprises v. Raimondo, the U.S. Supreme Court overturned the longstanding Chevron doctrine, under which courts were required to give deference to regulatory agencies’ reasonable interpretations of ambiguous federal statutes. The Loper Bright decision could result in additional legal challenges to current regulations and guidance issued by federal agencies applicable to our operations, including those issued by the FDA. Congress may introduce and ultimately pass additional health care related legislation that could impact the drug approval process and make changes to the Medicare Drug Price Negotiation Program created under the IRA. Any reduction in reimbursement from Medicare or other government-funded programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability or commercialize our drugs, once marketing approval is obtained. We cannot predict what healthcare reform initiatives may be adopted in the future in the United States or other jurisdictions in which we operate. However, it is possible that there will be further legislation or regulation that could harm the business, financial condition and results of operations.

In the European Union, coverage and reimbursement status of any drug candidates for which we obtain regulatory approval are provided for by the national laws of EU Member States. The requirements may differ across the EU Member States. On January 12, 2025, Regulation No 2021/2282 on Health Technology Assessment, or HTA Regulation, entered into application through a phased implementation. The Regulation initially applies to new active substances for oncology and ATMPs. It will be expanded to orphan medicinal products in January 2028, and to all centrally authorized medicinal products as of 2030. Select high-risk medical devices also came into scope in 2026. The HTA Regulation is intended to boost cooperation among Member States in assessing health technologies, including new medicinal products. The Regulation establishes a framework for EU-level joint clinical assessments, increasing cooperation among Member States on clinical aspects of health technology evaluation. Individual EU Member States will continue to be responsible for assessing non-clinical (e.g., economic, social, ethical) aspects of health technologies, and making decisions on pricing and reimbursement.

We face significant competition for our development efforts, and if we do not compete effectively, our commercial opportunities will be reduced or eliminated.

The biotechnology and pharmaceutical industries are intensely competitive and subject to rapid and significant technological change. Our development efforts may target diseases and conditions that are already subject to existing therapies or that are being developed by our competitors, many of which have substantially greater resources, larger research and development staffs and facilities, more experience in completing pre-clinical testing and clinical trials, and formulation, marketing and manufacturing capabilities than we do. As a result of these resources, our competitors may develop drug products that render our products obsolete or noncompetitive by developing more effective drugs or by developing their products more efficiently. Our ability to develop competitive products would be limited if our competitors succeeded in obtaining regulatory approvals for drug candidates more rapidly than we were able to or in obtaining patent protection or other intellectual property rights that limited our drug development efforts. Any drug products resulting from our research and development efforts, or from our joint efforts with collaborators or licensees, might not be able to compete successfully with our competitors’ existing and future products, or obtain regulatory approval in the United States, European Union or elsewhere. Further, we may be subject to additional competition from alternative forms of treatment, including generic or over-the-counter drugs.

In March 2024, Madrigal announced that it had received FDA approval of Rezdiffra (Resmetirom) for the treatment of patients with MASH with moderate to advanced liver fibrosis and received a conditional marketing authorization from the European Commission in August 2025. In November 2025, Novo Nordisk announced positive results from a post hoc analysis of its Phase 3 clinical trial for the treatment of MASH with its molecule semaglutide, already commercialized for the treatment of type 2 diabetes and obesity, and obtained FDA approval in August 2025 for the marketing of Wegovy for the treatment of patients with MASH and moderate to advanced fibrosis.

In addition to Madrigal, other competitors could obtain marketing authorization in the indications targeted by us. As of the date of this report, more than 70 Phase 1, 2 and 3 clinical trials enrolling patients are listed on the clinicaltrials.gov website. For example, Boehringer Ingelheim, 89Bio/Roche, Akero Therapeutics (a subsidiary of Novo Nordisk), Boston Pharmaceuticals, GSK and Eli Lilly are also evaluating their respective investigational MASH medications in Phase 3 clinical trials in patients with non-cirrhotic MASH and in patients with cirrhotic MASH. Other companies, including Sagimet, Altimmune, AstraZeneca, Viking, Pfizer, Regeneron and Gilead Sciences have drug candidates for the treatment of MASH that are in less advanced clinical or pre-clinical development stages.

This competition may have a negative effect on our ability to recruit patients into our clinical trials, as certain patients could prefer to undergo treatment that has obtained a marketing authorization, rather than participate or continue their participation in an ongoing clinical study with the possibility of being assigned to the placebo-controlled part. In addition, our Fast Track and Breakthrough Designations may be negatively impacted as well as our ability to develop and commercialize our product candidates, including lanifibranor. For example, lanifibranor has caused weight gain in certain patients and the potential for this side effect may, if approved, lead patients to prefer a GLP-1 agent for the treatment of MASH. Even if we ultimately obtain approval of our product candidates, including lanifibranor, competitors may negatively impact our revenues and ability to achieve milestones.

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

Part of our business strategy involves seeking collaborations from time to time with other organizations or companies, such as our CTTQ License Agreement and our Hepalys License Agreement with respect to lanifibranor. The strong competition between market participants like us who seek such collaborator could affect our negotiating power and the terms under which we may be able to find a collaborator if at all. We cannot assure that we will be able to enter into collaborations as and when needed, and if we are unable to enter into development and commercial collaborations and/or sales and marketing arrangements on acceptable terms or timing, or at all, we may be unable to successfully develop and seek regulatory approval for our product candidates and/or effectively market and sell approved products, if any.

Our product candidate may cause undesirable side effects or have other properties that could delay or prevent its regulatory approval, limit the commercial profile of an approved label, or result in significant negative consequences following marketing approval, if any.

Results of our trials could reveal a high and unacceptable severity and prevalence of certain side effects. In such an event, our or our collaborators’ trials could be suspended or terminated and the FDA, the national competent authorities of European Union Member States, the NMPA or comparable regulatory authorities could order us to cease further development of or deny approval of our product candidate for any or all targeted indications. The drug-related side effects could affect patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims. Any of these occurrences may harm our business, financial condition and prospects significantly.

For example, in the first quarter of 2024 following a routine visit in our NATiV3 clinical trial of lanifibranor in MASH, an adverse event of elevated aminotransferases in liver tests in a patient enrolled in the trial was reported. This event has been assessed as a treatment-related SUSAR. Other milder cases of elevation of aminotransferases among trial participants have also been reported. We decided to voluntarily pause screening and randomization to implement changes to the enrollment criteria to exclude patients diagnosed or with a predisposition to autoimmune liver or thyroid disease and more frequent liver monitoring for patients enrolled in the trial as recommended by the Data Monitoring Committee. We completed randomization of the last patient in NATiV3 in 2025 and target the publication of the topline results for the fourth quarter of 2026. If the results are positive and subject to regulatory approval, we target the potential NDA submission for the first half of 2027, with a view to potential commercialization in 2028. There can be no guarantee that our NATiV3 trial will continue as planned or that regulatory authorities will not impose a clinical hold. Even if we are able to complete our trials with lanifibranor, including NATiV3, any significant safety finding, including the SUSAR, or adverse event may affect how regulatory authorities assess the safety profile of a product candidate, including lanifibranor, which may result in a rejection of a marketing application, requests for additional studies, or a requirement for labeling that includes warnings, restrictions on use, or boxed warnings, if the product is approved.

If our product candidate receives marketing approval, and we or others later identify undesirable side effects caused by such product, a number of potentially significant negative consequences could result, including:

●	regulatory authorities may withdraw approvals of such product;
●	regulatory authorities may require additional warnings on the label;
●	we may be required to create a medication guide outlining the risks of such side effects for distribution to patients;
●	we could be sued and held liable for harm caused to patients; and
●	our reputation may suffer.

Any of these events could prevent us or our licensees from achieving or maintaining market acceptance of the particular product candidate, if approved, and could significantly harm our business, results of operations and prospects.

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

As MASH is typically asymptomatic, the disease remains largely underdiagnosed. As a result, the diagnosis of MASH is likely to present a challenge to lanifibranor’s market penetration, as many practitioners and patients may not be aware that a patient suffers from MASH and requires treatment. As such, use of lanifibranor might not be as wide-spread as our actual target market and this may limit the commercial potential of lanifibranor.

Clinical trials of our product candidates may not uncover all possible adverse effects that patients may experience.

Clinical trials are conducted in representative samples of the potential patient population which may have significant variability. Clinical trials are by design based on a limited number of subjects and of limited duration for exposure to the product used to determine whether, on a potentially statistically significant basis, the planned safety and efficacy of any product candidate can be achieved. As with the results of any statistical sampling, we cannot be sure that all side effects of our product candidates may be uncovered, and it may be the case that only with a significantly larger number of patients exposed to the product candidate for a longer duration, may a more complete safety profile be identified. Further, even larger clinical trials may not identify rare serious adverse effects or the duration of such studies may not be sufficient to identify when those events may occur. There have been other products that have been approved by the regulatory authorities but for which safety concerns have been uncovered following approval. Such safety concerns have led to labelling changes or withdrawal of products from the market, and lanifibranor may be subject to similar risks.

Patients treated with our products, if approved, may experience similar adverse reactions to the SUSAR reported in our NATiV3 clinical trial in the first quarter of 2024 or other adverse reactions and it is possible that the FDA or other regulatory authorities may ask for additional safety data as a condition of, or in connection with, our efforts to obtain approval of our product candidates. If safety problems occur or are identified after our product candidates reach the market, we may, or regulatory authorities may require us to amend the labeling of our products, recall our products or even withdraw approval for our products.

Risks Related to Our Reliance on Third Parties

We may not be successful in establishing development and commercialization collaborations, including with respect to lanifibranor, which could adversely affect, and potentially prohibit, our ability to develop our product candidates.

Developing pharmaceutical products, conducting clinical trials, obtaining regulatory approval, establishing manufacturing capabilities and marketing approved products are expensive. Accordingly, we have sought and may in the future seek to enter into collaborations with companies that have more resources and experience. For example, in September 2022, we entered into the CTTQ License Agreement, as amended in October 2024, to develop and commercialize lanifibranor in Mainland China, Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan, or collectively the CTTQ Territory, and in September 2023 we entered into an exclusive licensing agreement with Hepalys, or Hepalys License Agreement, to develop and commercialize lanifibranor for the treatment of MASH in Japan and South Korea, or collectively the Hepalys Territory. In situations where we enter into a development and commercial collaboration arrangement for a product candidate, we may also seek to establish additional collaborations for development and commercialization in territories outside of those addressed by existing collaboration arrangements for such product candidate. If we are unable to enter into any additional development and commercial collaborations and/or sales and marketing arrangements on acceptable terms, or at all, we may be unable to successfully develop and seek regulatory approval for our product candidates and/or effectively market and sell approved products, if any.

In 2020, we decided to focus our clinical efforts on the development of lanifibranor and suspend our clinical efforts relating to odiparcil. In February 2025, we decided to focus exclusively on the development of lanifibranor and to stop all pre-clinical research activities related to pre-clinical programs, including the termination of the YAP-TEAD and NR4A1 programs. In December 2025, we entered into an asset purchase agreement with Biossil pursuant to which we sold and assigned all rights in assets relating to odiparcil to Biossil for an upfront payment of $600,000, and up to $90 million in potential milestone payments upon the achievement of certain regulatory and commercial milestones, and potential high single digit royalties on the sale of odiparcil on a worldwide basis. There can be no assurance that this collaboration will be successful. By entering into the asset purchase agreement for odiparcil, we relinquished the control over the potential success of odiparcil to Biossil and we have no control over the amount and timing of resources that Biossil will dedicate to the development or commercialization of odiparcil. Our ability to generate revenue from this arrangement will depend on Biossil’s abilities and efforts to successfully develop and seek marketing approval for odiparcil. Because of the numerous risks and uncertainties associated with product development and regulatory approval, there is no assurance that we will receive any future payments under this agreement.

Collaborations or other arrangements involving lanifibranor, odiparcil or potential future product candidates, could pose numerous risks to us, including the following:

●	collaborators have significant discretion in determining the efforts and resources that they will apply to these collaborations and may not perform their obligations as expected;
●	collaborators may deemphasize or not pursue development and commercialization of odiparcil or other potential future product candidates or may elect not to continue or renew development or commercialization programs based on clinical trial results, changes in the collaborators, strategic focus, including as a result of a sale or disposition of a business unit or development function, or available funding or external factors such as an acquisition that diverts resources or creates competing priorities;
●	collaborators may encounter challenges in recruitment for their clinical trials, delay clinical trials, provide insufficient funding for a clinical trial program, stop a clinical trial or abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;
●	collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with our product candidates if the collaborators believe that competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than ours;
●	a collaborator with marketing and distribution rights to multiple products may not commit sufficient resources to the marketing and distribution of our product relative to other products;
●	collaborators may not properly obtain, maintain, defend or enforce our intellectual property rights or may use our proprietary information and intellectual property in such a way as to invite litigation or other intellectual property related proceedings that could jeopardize or invalidate our proprietary information and intellectual property or expose us to potential litigation or other intellectual property related proceedings;
●	disputes may arise between the collaborators and us that result in the delay or termination of the research, development or commercialization of our product candidates or that result in costly litigation or arbitration that diverts management attention and resources;
●	collaborations may be terminated and, if terminated, may result in a need for additional capital to pursue further development or commercialization of the applicable product candidates;
●	collaboration agreements may not lead to development or commercialization of product candidates in the most efficient manner or at all; and
●	if a collaborator of ours were to be involved in a business combination, the continued pursuit and emphasis on our drug development or commercialization program could be delayed, diminished or terminated.

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

The license arrangements that we have established, and any collaboration arrangements that we may enter into in the future, may not ultimately be successful, which could have a negative impact on our business, results of operations, financial condition and growth prospects. It is also possible that a collaborator may not devote sufficient resources to the development or commercialization of our product candidate, decides to no longer consider the development or commercialization of a drug candidate as a priority, or may otherwise fail in development or commercialization efforts, in which event the development and commercialization of such product candidate could be delayed or terminated and our business could be substantially harmed. If we collaborate with a third party for development and commercialization of a product candidate, we can expect to relinquish some or all of the control of the future success of that product candidates to the third party. For example, we previously entered into a partnership with AbbVie for the development of cedirogant, which ended in October 2022 when AbbVie decided to stop the development of cedirogant following the analysis of a nonclinical toxicology study.

In addition, in September 2022, we entered into the CTTQ License Agreement, as amended in October 2024, to develop and commercialize lanifibranor under which we granted CTTQ an exclusive right (i) to develop, import, export, use, manufacture, offer for sale, promote, market, distribute, sell and otherwise commercialize any pharmaceutical product containing lanifibranor and (ii) to develop and manufacture lanifibranor within the CTTQ Territory, in exchange for an upfront payment upon signing of the agreement, certain payments upon the achievement of specified development, regulatory and commercial milestones and specified royalty rights, if approved. CTTQ joined our ongoing NATiV3 Phase 3 clinical trial evaluating lanifibranor in MASH and has initiated a Phase 1 clinical pharmacology study in parallel. In addition, in September 2023, we entered into the Hepalys License Agreement with Hepalys to develop and commercialize lanifibranor for the treatment of MASH in the Hepalys Territory. Hepalys will be responsible for conducting and financing all development trials in the Hepalys Territory needed to file for a new drug application in these territories. In 2025, Hepalys conducted a Phase 1 trial of lanifibranor in Japan. The results of this Phase 1 trial were positive and are expected to support the initiation of a dedicated pivotal trial in patients with MASH in the Hepalys Territory, which is planned to start once the results of NATiV3 are available.

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

We are subject to a number of additional risks associated with our dependence on partnerships with third parties, the occurrence of which could cause our partnership arrangements to fail. Conflicts may arise between us and partners, such as conflicts concerning the interpretation of clinical data, the achievement of milestones, the interpretation of financial provisions or the ownership of intellectual property developed during the partnership. If any such conflicts arise, a partner may have significantly greater financial and managerial resources on which to draw and could act in its own self-interest, which may be adverse to our best interests. Any such disagreement between us and a partner could result in one or more of the following, each of which could delay or prevent the development or commercialization of our product candidates, and in turn prevent us from generating sufficient revenues to achieve or maintain profitability:

●	reductions in the payment of royalties or other payments we believe are due pursuant to the applicable collaboration arrangement;
●	actions taken by a collaborator inside or outside our collaboration which could negatively impact our rights or benefits under our collaboration including termination of the collaboration for convenience by the collaborator;
●	unwillingness on the part of a collaborator to keep us informed regarding the progress of its development and commercialization activities or to permit public disclosure of the results of those activities; or

●	a collaborator, as in the case of the partnership with Boehringer Ingelheim, may decide to terminate a collaboration before the end of the contract in order to prioritize other products in its portfolio.

If our collaboration on research and development candidates do not result in the successful development and commercialization of products or if one of our collaborators terminates its agreement with us, we may not receive any future research funding or milestone or royalty payments under the collaboration. If we do not receive the funding we expect under these agreements, the development of our product candidates could be delayed and we may need additional resources to develop product candidates.

We rely on third parties to conduct our pre-clinical studies and clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may not be able to obtain regulatory approval for or commercialize our product candidates and our business could be substantially harmed.

We have relied upon and plan to continue to rely upon CROs to monitor and manage data for our pre-clinical and clinical programs. We rely on these parties for execution of our pre-clinical studies and clinical trials, and we only have limited control over certain aspects of their activities. We and our CROs also rely upon clinical sites and investigators for the performance of our clinical trials in accordance with the applicable protocols and applicable legal, regulatory and scientific standards. Nevertheless, we are responsible for ensuring that each of our studies and trials is conducted in accordance with the applicable protocol and applicable legal and regulatory requirements and scientific standards, and our reliance on CROs as well as clinical sites and investigators does not relieve us of our regulatory responsibilities. We, our CROs, as well as the clinical sites and investigators are required to comply with current GCPs, which are regulations and guidelines enforced by the FDA, the national competent authorities of EU Member States and comparable regulatory authorities for all of our products in clinical development.

Regulatory authorities enforce these GCPs through periodic inspections of trial sponsors, investigators and clinical sites. If we, any of our CROs or any of the clinical sites or investigators fail to comply with applicable GCPs, the clinical data generated in our clinical trials may be deemed unreliable and the FDA, the EMA, the NMPA or comparable regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We cannot assure you that upon inspection by a given regulatory authority, such regulatory authority will determine that any of our clinical trials comply with GCP regulations. We also cannot assure you that our CROs, as well as the clinical sites and investigators, will perform our clinical trials in accordance with the applicable protocols as well as applicable legal and regulatory requirements and scientific standards, or report the results obtained in a timely and accurate manner. Furthermore, the operations of our CROs may be constrained or disrupted by the COVID-19 pandemic. In addition to GCPs, our clinical trials must be conducted with product produced under cGMP regulations. While we have agreements governing activities of our CROs, we have limited influence over the actual performance of our CROs as well as the performance of clinical sites and investigators. In addition, significant portions of the clinical trials for our product candidates are and will continue to be conducted outside of France, which makes it more difficult for us to monitor CROs as well as clinical sites and investigators and perform visits of our clinical sites, and requires us to rely heavily on CROs to ensure the proper and timely conduct of our clinical trials in accordance with the applicable protocols and compliance with applicable regulations, including GCPs. Failure to comply with applicable protocols and regulations in the conduct of the clinical trials for our product candidates may require us to repeat clinical trials, which would delay the regulatory approval process, and may result in administrative, civil or criminal penalties.

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

If, for any reason, we were to experience an unexpected loss of supply of our product candidates or placebo or comparator drug used in certain of our clinical trials, whether as a result of manufacturing, supply or storage issues or otherwise, we could experience delays, disruptions, suspensions or terminations of, or be required to restart or repeat, any pending or ongoing clinical trials. We do not currently have, nor do we plan to acquire, the infrastructure or capability internally to manufacture our pre-clinical and clinical drug supplies and we lack the resources and the capability to manufacture lanifibranor on a clinical or commercial scale. The facilities used by our contract manufacturers or other third-party manufacturers to manufacture our product candidates are subject to the FDA’s, the national competent authorities of EU Member States’, the NMPA’s and other comparable regulatory authorities’ pre-approval inspections that maybe conducted after we submit our NDA to the FDA or the required approval documents to any other relevant regulatory authority. In addition, such facilities are subject to regulatory inspections and investigations in the ordinary course of business. We do not control the implementation of the manufacturing process of, and are completely dependent on, our contract manufacturers or other third-party manufacturers for compliance with the cGMPs for manufacture of both active drug substances and finished drug products. If our contract manufacturers or other third-party manufacturers cannot successfully manufacture material that conforms to applicable specifications and the strict regulatory requirements of the FDA, the European Union, the NMPA or others, or if the operations of such manufacturers are impacted by regulatory investigations, we will not be able to secure and/or maintain regulatory approvals for our products manufactured at these facilities. In addition, we have limited control over the ability of our contract manufacturers or other third-party manufacturers to maintain adequate quality control, quality assurance and qualified personnel. If the FDA, the national competent authority of an EU Member States, the NMPA or other comparable regulatory authority finds deficiencies at these facilities for the manufacture of our product candidates or if it withdraws, varies or suspends any approval because of deficiencies at these facilities in the future, we may need to find alternative manufacturing facilities, which would significantly impact our ability to develop, obtain regulatory approval for or market our product candidates, if approved. Further, our agreements with our contract and other third-party manufacturers generally limit these parties’ liability to us and we therefore may not be able to obtain reimbursement for losses or damages that we incur as a result of actions by such parties.

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

We expect to continue to depend on contract manufacturers or other third-party manufacturers for the foreseeable future. We currently obtain our supplies of finished drug product through individual purchase orders. We have not entered into commercial supply agreements with our current contract manufacturers or with any alternate fill/finish suppliers. Although we intend to do so prior to any commercial launch in order to ensure that we maintain adequate supplies of finished drug product, we may be unable to enter into such an agreement or do so on commercially reasonable terms, which could have a material adverse impact upon our business.

We may not realize the benefits expected through the license agreements with CTTQ and Hepalys, and the license agreements could have adverse effects on our business.

In September 2022, we entered into the CTTQ License Agreement, as amended in October 2024 by the CTTQ Amendment. The purpose of the CTTQ License Agreement is to develop and commercialize lanifibranor in the CTTQ Territory. Under the terms of the CTTQ License Agreement, CTTQ has the sole right and is solely responsible for all aspects of the commercialization of the licensed products in the territory, subject to regulatory approval. The CTTQ License Agreement provides that CTTQ will either join our ongoing NATiV3 Phase 3 clinical trial of lanifibranor in MASH or undertake an independent study. In connection with the license, CTTQ paid us an upfront payment and is obligated to make additional payments upon the achievement of certain development, regulatory and commercial milestones. In addition, subject to regulatory approval, CTTQ is obligated to pay to us royalties in the low single digits based on net sales by CTTQ. There is no assurance that any of the outstanding milestones will be achieved or that we will receive any milestone payments or royalties in the future.

In September 2023, we announced that we had entered into the Hepalys License Agreement with Hepalys to develop and commercialize lanifibranor in the Hepalys Territory. Hepalys will be responsible for conducting and financing all development trials in the Hepalys Territory needed to file for a new drug application in these territories. In 2025, Hepalys conducted a Phase 1 trial of lanifibranor in Japan. The results of this Phase 1 trial were positive and are expected to support the initiation of a dedicated pivotal trial in patients with MASH in the Hepalys Territory, which is planned to start once the results of NATiV3 are available. In connection with the Hepalys License Agreement, Hepalys paid us an upfront payment and is obligated to make additional payments upon the achievement of certain development, regulatory and commercial milestones. In addition, subject to regulatory approval, Hepalys is obligated to pay to us tiered royalties based on net sales of lanifibranor in the Hepalys Territory. There is no assurance that any of the milestones will be achieved or that we will receive any milestone payments or royalties.

These existing and potential future agreements with our collaborators are generally subject to termination by the counterparty under certain circumstances. Accordingly, even if we believe that the development of certain product candidates, including lanifibranor, is worth pursuing, our collaborators may choose not to continue with such development, if we materially deviate from the original program timelines, the contractual terms, or breach the contractual terms. If any of our license agreements are terminated, we may be required to devote additional resources to the development of our product candidates or seek a new licensee, and the terms of any additional license agreement or other arrangements that we establish may not be favorable to us, available under commercially reasonable terms or available at all.

We are also at risk that our collaborations or other arrangements may not be successful. Factors that may affect the success of our collaborations include the following:

●	our collaborators may incur financial, legal or other difficulties that force them to limit or reduce their participation in our joint projects;
●	our collaborators may be pursuing alternative technologies or developing alternative products that are competitive to our technology and products, either on their own or in collaboration with others;
●	our collaborators may terminate the collaboration, which could make it difficult for us to attract new partners or adversely affect our reputation in the business and financial communities; and
●	our collaborators may pursue higher priority programs or change the focus of their development programs, which could affect their commitment to us.

If we cannot maintain successful partnerships, our business, financial condition and operating results may be adversely affected.

In addition, and particularly with respect to our license agreement with CTTQ, adverse changes in the economic and political policies relating to China could have a material adverse effect on the expected benefits from this license agreement. An escalation of trade tensions between the U.S. and China has resulted in trade restrictions that could harm our ability to participate in Chinese markets and numerous additional such restrictions have been threatened by both the Chinese and U.S. governments. We may find it impossible to comply with these or other conflicting regulations in the United States, EMEA, France and China, which could make it difficult or impossible to realize the benefits from this license agreement with CTTQ. Sustained uncertainty about, or worsening of, current global economic conditions and further escalation of trade tensions between the U.S. and its trading partners, especially China, could result in a global economic slowdown and long-term changes to global trade, including retaliatory trade restrictions that could further restrict our activities in China. In addition, the Chinese economic, legal, and political landscape differs from other countries in many respects, including the level of government involvement and regulation, control of foreign exchange and allocation of resources, and uncertainty regarding the enforceability and scope of protection for contractual and intellectual property rights. The Chinese government has exercised and continues to exercise substantial control over the Chinese economy through regulation and state ownership. The laws, regulations and legal requirements in China are also subject to frequent changes and the exact obligations under and enforcement of laws and regulations are often subject to unpublished internal government interpretations and policies which makes it challenging to ascertain compliance with such laws and, at times, enforcement of agreements. Changes in political conditions in China and changes in the state of geopolitical relations are difficult to predict and could adversely affect the benefits under the CTTQ License Agreement.

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

We currently depend on single-source suppliers for some of the components and materials used in lanifibranor. We cannot ensure that these suppliers will remain in business, have sufficient capacity or supply to meet our needs, or that they will not be purchased by one of our competitors or another company that is not interested in continuing to work with us. Our use of single-source suppliers of raw materials, components and finished goods exposes us to several risks, including:

●	delays to the development timelines for our product candidates;
●	interruption of supply resulting from modifications to or discontinuation of a supplier’s operations;
●	delays in product shipments resulting from uncorrected defects, reliability issues, or a supplier’s variation in a component;
●	a lack of long-term supply arrangements for key components with our suppliers;
●	inability to obtain adequate supply in a timely manner, or to obtain adequate supply on commercially reasonable terms;
●	difficulty and cost associated with locating and qualifying alternative suppliers for our components in a timely manner;
●	production delays related to the evaluation and testing of components from alternative suppliers, and corresponding regulatory qualifications;
●	delay in delivery due to our suppliers prioritizing other customer orders over ours;
●	damage to our reputation caused by defective components produced by our suppliers;
●	potential price increases; and
●	delays due to pandemics or geopolitical events.

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

As the manufacturing processes are scaled up, they may reveal manufacturing challenges or previously unknown impurities that could require resolution in order to proceed with our planned clinical trials and obtain regulatory approval for the commercial marketing of our products. In the future, we may identify manufacturing issues or impurities that could result in delays in the clinical program and regulatory approval for our products, increases in our operating expenses, or failure to obtain or maintain approval for our products. Our reliance on third-party manufacturers entails risks, including the following:

●	the inability to meet our product specifications, including product formulation, and quality requirements consistently;
●	a delay or inability to procure or expand sufficient manufacturing capacity;
●	manufacturing and product quality issues, including those related to scale-up of manufacturing;
●	costs and validation of new equipment and facilities required for scale-up;
●	a failure to comply with cGMPs and similar quality standards;
●	the inability to negotiate manufacturing agreements with third parties under commercially reasonable terms;
●	termination or nonrenewal of manufacturing agreements with third parties in a manner or at a time that is costly or damaging to us;
●	the reliance on a limited number of sources, and in some cases, single sources for key materials, such that if we are unable to secure a sufficient supply of these key materials, we will be unable to manufacture and sell our product candidates in a timely fashion, in sufficient quantities or under acceptable terms;
●	the lack of qualified backup suppliers for those materials that are currently purchased from a sole or single source supplier;
●	operations of our third-party manufacturers or suppliers could be disrupted by conditions unrelated to our business or operations, including the bankruptcy of the manufacturer or supplier;
●	disruption of the procurement of chemical supplies;
●	carrier disruptions or increased costs that are beyond our control; and
●	the failure to deliver our products under specified storage conditions and in a timely manner.

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

Our commercial success depends on obtaining and maintaining proprietary rights to our product candidate, as well as successfully defending these rights against third party challenges. We will only be able to protect our product candidate and its uses from unauthorized use by third parties to the extent that valid and enforceable patents or effectively protected trade secrets, cover it.

Our ability to obtain patent protection for our product candidate and other compounds is uncertain due to a number of factors, including:

●	we may not have been the first to make the inventions covered by pending patent applications or issued patents;
●	we may not have been the first to file patent applications for our product candidate or the compositions we developed or for its uses;
●	others may independently develop identical, similar or alternative products or compositions and uses thereof;
●	our disclosures in patent applications may not be sufficient to meet the statutory requirements for patentability;
●	any or all of our pending patent applications may not result in issued patents;
●	we may choose not to seek or obtain patent protection in countries that may eventually provide us a significant business opportunity;
●	any patents issued to us may not provide a basis for commercially viable products, may not provide any competitive advantages, or may be successfully challenged, narrowed, invalidated or circumvented by third parties;
●	our compositions and methods may not be patentable;
●	others may design around our patent claims to produce competitive products which fall outside of the scope of our patents; or
●	others may identify prior art or other bases which could invalidate our patents.

Even if we have or obtain patents covering our product candidate or compositions, we may still be barred from making, using and selling our product candidate or technologies because of the patent rights of others. Others may have filed, and in the future may file, patent applications covering compositions or products that are similar or identical to ours. If a patent owned by a third party covers our product candidate or its use, we may need to obtain a license to such third party patent. If we are unable to obtain a license, this could materially affect our ability to develop the product candidate or sell the resulting product if approved. Because patent applications in the United States are not published until 18 months from their priority date, there may be currently pending applications unknown to us that may later result in issued patents that our product candidates or compositions may infringe. Additionally, because the scope of claims in pending patent applications can change, there may be pending applications whose claims do not currently cover our product candidate but may be altered such that our product candidate is covered when the resulting patent issues. These patent applications may have priority over patent applications filed by us.

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

Obtaining and maintaining a patent portfolio entails significant expenses and resources. Part of the expenses includes periodic maintenance fees, renewal fees, annuity fees, various other governmental fees on patents and/or applications due in several stages over the lifetime of patents and/or applications, as well as the cost associated with complying with numerous procedural provisions during the patent application process. We may or may not choose to pursue or maintain protection for particular inventions. In addition, there are situations in which failure to make certain payments or noncompliance with certain requirements in the patent process can result in abandonment or lapse of a patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. If we choose to forgo patent protection or allow a patent application or patent to lapse purposefully or inadvertently, our competitive position could suffer.

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

Legal actions to enforce our patent rights can be expensive and may involve the diversion of significant management time. In addition, these legal actions could be unsuccessful and could also result in the invalidation of our patents or a finding that they are unenforceable. We may or may not choose to pursue litigation or other actions against those that have infringed on our patents, or used them without authorization, due to the associated expenses and time commitment of monitoring these activities. If we fail to protect or to enforce our intellectual property rights successfully, our competitive position could suffer, which could harm our results of operations.

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

In addition, changes in or different interpretations of patent laws in the United States, Europe, and other jurisdictions may permit others to use our discoveries or to develop and commercialize our technology and products without providing any compensation to us, or may limit the number of patents or claims we can obtain. The laws of some countries do not protect intellectual property rights to the same extent as U.S. and European laws and those countries may lack adequate rules and procedures for defending our intellectual property rights. If we fail to obtain and maintain patent protection and trade secret protection of our product candidate, we could lose our competitive advantage and competition we face would increase, reducing any potential revenues and adversely affecting our ability to attain or maintain profitability.

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

Filing, prosecuting and defending patents on our product candidate in all countries and jurisdictions throughout the world would be prohibitively expensive, and our intellectual property rights in some countries could be less extensive than those in the United States and Europe, assuming that rights are obtained in the United States and Europe. Furthermore, even if patents are granted based on our European patent applications, we may not choose to perfect or maintain our rights in all available European countries. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as laws in the United States and Europe. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries, or from selling or importing products made using our inventions. The statutory deadlines for pursuing patent protection in individual foreign jurisdictions are based on the priority dates of each of our patent applications.

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

Third parties may in the future make claims challenging the inventorship or ownership of our intellectual property. We have written agreements with licensees that provide for the ownership of intellectual property arising from our license agreements. These agreements provide that we must negotiate certain commercial rights with licensees with respect to joint inventions or inventions made by our licensees that arise from the results of the license agreement. In some instances, there may not be adequate written provisions to address clearly the resolution of intellectual property rights that may arise from a collaboration. If we cannot successfully negotiate sufficient ownership and commercial rights to the inventions that result from our use of a third-party collaborator’s materials where required, or if disputes otherwise arise with respect to the intellectual property developed with the use of a collaborator’s samples, we may be limited in our ability to capitalize on the market potential of these inventions. In addition, we may face claims by third parties that our agreements with employees, contractors, or consultants obligating them to assign intellectual property to us are ineffective, or in conflict with prior or competing contractual obligations of assignment, which could result in ownership disputes regarding intellectual property we have developed or will develop and interfere with our ability to capture the commercial value of such inventions. Litigation may be necessary to resolve an ownership dispute, and if we are not successful, we may be precluded from using certain intellectual property, or may lose our exclusive rights in that intellectual property. Either outcome could have an adverse impact on our business.

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

There is significant litigation in the pharmaceutical industry regarding patent and other intellectual property rights. While we are not currently subject to any pending intellectual property litigation, and are not aware of any such threatened litigation, we may be exposed to future litigation by third parties based on claims that our product candidates, technologies or activities infringe the intellectual property rights of others. If our development activities are found to infringe any such intellectual property rights, we may have to pay significant damages or seek licenses to such rights. For example, a patentee could prevent us from making, using, selling or offering to sell our drug or composition that is covered by the claims of the patentee’s patent. We may need to resort to litigation to enforce a patent issued to us, to protect our trade secrets, or to determine the scope and validity of third-party proprietary rights. From time to time, we may hire scientific personnel or consultants formerly employed by other companies involved in one or more areas similar to the activities conducted by us. Either we or these individuals may be subject to allegations of trade secret misappropriation or other similar claims as a result of prior affiliations. Even if we are successful in these proceedings, we may incur substantial costs and divert management’s time and attention in pursuing these proceedings, which could have a material adverse effect on us. If we are unable to avoid infringing the rights of others, we may be required to seek a license, defend an infringement action or challenge the validity of such rights in court, or redesign our products. Patent and other intellectual property litigation is costly and time consuming. We may not have sufficient resources to bring these actions to a successful conclusion. Any adverse ruling or perception of an adverse ruling in defending ourselves against these claims could have a material adverse impact on our cash position and the price of our ordinary shares or ADSs. Any legal action against us or our collaborators could lead to:

●	payment of substantial damages for past use of the asserted intellectual property and potentially treble damages, if we are found to have willfully infringed a party’s patent rights;
●	injunctive or other equitable relief that may effectively block our ability to further develop, commercialize, and sell our product candidates; or
●	us or our collaborators having to enter into license arrangements that may not be available on commercially acceptable terms, if at all, all of which could have a material adverse impact on our cash position and business and financial condition. As a result, we could be prevented from commercializing current or future product candidates.

Any of these risks coming to fruition could have a material adverse effect on our business, results of operations, financial condition and prospects.

Issued patents covering our product candidate could be found to be invalid or unenforceable if challenged in court.

If we or one of our licensees initiated legal proceedings against a third party to enforce a patent covering our product candidate, the defendant could counterclaim that the patent covering our product candidate is invalid and/or unenforceable. In patent litigation, defendant counterclaims alleging invalidity and/or unenforceability are commonplace. Grounds for a validity challenge include alleged failures to meet any of several statutory requirements in most jurisdictions, including lack of novelty, obviousness or non-enablement. In the United States, grounds for unenforceability assertions include allegations that someone connected with prosecution of the patent withheld relevant information from the USPTO, or made a misleading statement, during prosecution. Third parties may also raise similar claims before administrative bodies in the United States or abroad, even outside the context of litigation. Such mechanisms include re-examination, post grant review and equivalent proceedings in foreign jurisdictions (e.g., opposition proceedings). Such proceedings could result in revocation or amendment of our patents in such a way that they no longer cover our product candidates or competitive products. The outcome following legal assertions of invalidity and unenforceability is unpredictable.

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

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations, and intellectual property rights may not adequately protect our business or permit us to maintain our competitive advantage. The following examples are illustrative:

●	Others may be able to make compounds that are the same as or similar to our current or future product candidates but that are not covered by the claims of the patents that we own or have exclusively licensed.
●	We or any of our licensors or collaborators might not have been the first to make the inventions covered by the issued patent or pending patent application that we own or have exclusively licensed.
●	We or any of our licensors or collaborators might not have been the first to file patent applications covering certain of our inventions.
●	Others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our intellectual property rights.
●	The prosecution of our pending patent applications may not result in granted patents.
●	Granted patents that we own or have exclusively licensed may not provide us with any competitive advantages, or may be held invalid or unenforceable, as a result of legal challenges by our competitors.
●	Patent protection on our product candidates may expire before we are able to develop and commercialize the product, or before we are able to recover our investment in the product.
●	Our competitors might conduct research and development activities in the United States and other countries that provide a safe harbor from patent infringement claims for such activities, as well as in countries in which we do not have patent rights, and may then use the information learned from such activities to develop competitive products for sale in markets where we intend to market our product candidates.

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

Our industry has experienced a high rate of turnover of management personnel in recent years. Our ability to compete in the highly competitive biotechnology and pharmaceutical industries depends upon our ability to attract and retain highly qualified managerial, scientific and medical personnel. We are highly dependent on our management, scientific and medical personnel, especially our executive officers. In order to induce valuable employees to continue their employment with us, we have provided share warrants (bons de souscription d’actions), free shares (actions gratuites), and options to purchase shares that vest over time, and options to purchase shares that vest upon the achievement of presence criteria and certain performance criteria or milestones. The value to employees of such awards is significantly affected by movements in our share price that are beyond our control, and may at any time be insufficient to counteract more lucrative offers from other companies.

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

We may not be able to attract or retain qualified management and scientific personnel in the future due to the intense competition for a limited number of qualified personnel among biopharmaceutical, biotechnology, pharmaceutical and other businesses and the risk of departures or recruitment difficulties may be increased following our 2025 Pipeline Prioritization Plan, which was substantially completed by the end of 2025, included expanding our lanifibranor program team to prepare for potential filings for marketing approval and, if approved, the subsequent commercialization of lanifibranor for patients with MASH, and reducing our overall current workforce by slightly more than 50%. Many of the other pharmaceutical companies that we compete against for qualified personnel have greater financial and other resources, different risk profiles and a longer history in the industry than we do. They also may provide more diverse opportunities and better chances for career advancement. Some of these characteristics may be more appealing to high quality candidates than what we have to offer. If we are unable to continue to attract and retain high quality personnel, the rate and success at which we can develop and commercialize product candidates will be limited.

If we fail to manage our growth effectively, our ability to develop and commercialize products could suffer.

In order to focus on lanifibranor and rationalize its expenses, we decided to focus exclusively on the development of lanifibranor, to expand the lanifibranor program team to prepare for potential filings for marketing approval and, if approved, the subsequent commercialization of lanifibranor for patients with MASH and to stop all pre-clinical research activities related to pre-clinical programs, including the termination of the YAP-TEAD and NR4A1 programs.

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

We are subject to numerous French and U.S. federal, state, local and foreign environmental, health and safety laws, regulations, and permitting requirements, including those governing laboratory procedures, decontamination activities and the handling, transportation, use, remediation, storage, treatment and disposal of hazardous materials and wastes. Our operations involve the use of hazardous and flammable materials, including chemicals, radioactive isotopes and biological materials and produce hazardous waste products. We generally contract with third parties for the disposal of these materials and wastes. We cannot eliminate the risk of contamination or injury from these materials or waste either at our sites or at third party disposal sites. In the event of such contamination or injury, we could be held liable for any resulting damages, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties. Although we maintain workers’ compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials or other work-related injuries, this insurance may not provide adequate coverage against potential liabilities.

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

Additionally, the U.S. Department of Justice issued a rule entitled the Preventing Access to U.S. Sensitive Personal Data and Government-Related Data by Countries of Concern or Covered Persons, which places additional restriction on certain data transactions involving countries of concern (e.g., China, Russia, Iran) and covered persons that may impact certain business activities such as vendor engagements, sale or sharing of data, employment of certain individuals, and investor agreements. Violations of the rule could lead to significant civil and criminal fines and penalties. The rule applies regardless of whether data is anonymized, key-coded, pseudonymized, de-identified or encrypted, which presents particular challenges for companies like ours that have operations in the U.S. and may impact our ability to transfer data in connection with certain transactions or agreements.

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

Obligations related to data privacy and security (and consumers’ data privacy expectations) are quickly changing, becoming increasingly stringent, and creating uncertainty. Additionally, these obligations may be subject to differing applications and interpretations, which may be inconsistent or conflict among jurisdictions. Preparing for and complying with data privacy and security obligations requires us to devote significant resources, which may necessitate, and in certain cases has necessitated, changes to our services, information technologies, systems, and practices and to those of any third parties that process personal data on our behalf.

We may at times fail (or be perceived to have failed) in our efforts to comply with our data privacy and security obligations. Moreover, despite our efforts, our personnel or third parties on whom we rely may fail to comply with such obligations, which could negatively impact our business operations. If we or the third parties on which we rely fail, or are perceived to have failed, to address or comply with applicable data privacy and security obligations, we could face significant consequences, including but not limited to: government enforcement actions (which could include civil, criminal and administrative penalties, investigations, audits, inspections, and similar), private litigation (including class action claims) and mass arbitration demands; additional reporting requirements and/or oversight; bans on processing personal data, orders to destroy or not use personal data; and imprisonment of company officials. In particular, plaintiffs have become increasingly more active in bringing privacy-related claims against companies, including class claims and mass arbitration demands. Some of these claims allow for the recovery of statutory damages on a per violation basis, and, if viable, carry the potential for monumental statutory damages, depending on the volume of data and the number of violations. Any of these events could have a material adverse effect on our reputation, business, or financial condition, including but not limited to: loss of customers; interruptions or stoppages in our business operations (including our clinical trials); inability to process personal data or to operate in certain jurisdictions; limited ability to develop or commercialize our products; expenditure of time and resources to defend any claim or inquiry; adverse publicity; or substantial changes to our business model or operations.

Our current and future operations are subject to applicable fraud and abuse, transparency, government price reporting, and other healthcare laws and regulations. If we are unable to comply, or have not fully complied, with such laws, we could face substantial penalties.

Healthcare providers and third-party payors will play a primary role in the recommendation and prescription of any future drug candidates we may develop and any drug candidates for which we obtain marketing approval, including lanifibranor. Our current and future arrangements with healthcare providers, third-party payors and customers may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may affect the business or financial arrangements and relationships through which we would market, sell and distribute our products. Even though we do not and will not control referrals of healthcare services or bill directly to Medicare, Medicaid or other third-party payors, federal and state healthcare laws and regulations pertaining to fraud and abuse and patients’ rights are and will be applicable to our business. The laws that may affect our ability to operate include, but are not limited to:

●	The federal Anti-Kickback Statute, which prohibits any person or entity from, among other things, knowingly and willfully soliciting, receiving, offering or paying any remuneration, directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of an item or service reimbursable, in whole or in part, under a federal healthcare program, such as the Medicare and Medicaid programs. The term “remuneration” has been broadly interpreted to include anything of value. The federal Anti-Kickback Statute has also been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers, and formulary managers on the other hand. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution. The exceptions and safe harbors are drawn narrowly and require strict compliance in order to offer protection. Failure to meet all of the requirements of a particular applicable statutory exception or regulatory safe harbor does not make the conduct per se illegal under the federal Anti-Kickback Statute. Instead, the legality of the arrangement will be evaluated on a case-by-case basis based on a cumulative review of all of its facts and circumstances.

●	Federal civil and criminal false claims laws, such as the False Claims Act, or FCA, which can be enforced by private citizens through civil qui tam actions and civil monetary penalty laws, prohibit individuals or entities from, among other things, knowingly presenting, or causing to be presented, false, fictitious or fraudulent claims for payment of federal funds, and knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim to avoid, decrease or conceal an obligation to pay money to the federal government. For example, pharmaceutical companies have been prosecuted under the FCA in connection with their alleged off-label promotion of drugs, purportedly concealing price concessions in the pricing information submitted to the government for government price reporting purposes, and allegedly providing free product to customers with the expectation that the customers would bill federal health care programs for the product. In addition, a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the FCA. As a result of a modification made by the Fraud Enforcement and Recovery Act of 2009, a claim includes “any request or demand” for money or property presented to the U.S. government. In addition, manufacturers can be held liable under the FCA even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims.
●	HIPAA, among other things, imposes criminal liability for executing or attempting to execute a scheme to defraud any healthcare benefit program, including private third-party payors, knowingly and willfully embezzling or stealing from a healthcare benefit program, willfully obstructing a criminal investigation of a healthcare offense, and creates federal criminal laws that prohibit knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement or representation, or making or using any false writing or document knowing the same to contain any materially false, fictitious or fraudulent statement or entry in connection with the delivery of or payment for healthcare benefits, items or services.
●	HIPAA, as amended by HITECH, and their implementing regulations, which impose privacy, security and breach reporting obligations with respect to individually identifiable health information upon entities subject to the law, such as health plans, healthcare clearinghouses and certain healthcare providers, known as covered entities, and their respective business associates and their subcontractors that perform services for them that involve individually identifiable health information. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in U.S. federal courts to enforce HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions.
●	Federal and state consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers.
●	The federal transparency requirements under the Physician Payments Sunshine Act, created under the Affordable Care Act, which requires, among other things, certain manufacturers of drugs, devices, biologics and medical supplies reimbursed under Medicare, Medicaid, or the Children’s Health Insurance Program to report to the Concerned Member States, or CMSs, information related to payments and other transfers of value provided to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), other healthcare professionals (such as physician assistants and nurse practitioners), and teaching hospitals, as well as information regarding ownership and investment interests held by such physicians and their immediate family members.
●	State and foreign law equivalents of each of the above federal laws, such as anti-kickback and false claims laws, that may impose similar or more prohibitive restrictions, and may apply to items or services reimbursed by non-governmental third-party payors, including private insurers.
●	State and foreign laws that require pharmaceutical companies to implement compliance programs, comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the government, or to track and report gifts, compensation and other remuneration provided to physicians and other health care providers, marketing expenditures and/or drug pricing, state and local laws that require the registration of pharmaceutical sales representatives and other federal, state and foreign laws that govern the privacy and security of health information or personally identifiable information in certain circumstances, including state health information privacy and data breach notification laws which govern the collection, use, disclosure, and protection of health-related and other personal information, many of which differ from each other in significant ways and often are not pre-empted by HIPAA, thus requiring additional compliance efforts.

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

Ensuring that our business arrangements with third parties comply with applicable healthcare laws and regulations will likely be costly. The scope and enforcement of each of these laws is uncertain and subject to rapid change in the current environment of healthcare reform. Federal and state enforcement bodies have continued to increase their scrutiny of interactions between healthcare companies and healthcare providers, which has led to a number of investigations, prosecutions, convictions and settlements in the healthcare industry. Responding to investigations can be time-and resource-consuming and can divert management’s attention from the business. Any such investigation or settlement could increase our costs or otherwise have an adverse effect on our business.

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

The rules governing the standards that must be met for our management to assess our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act are complex and require significant documentation, testing and possible remediation. These stringent standards require that our audit committee be advised and regularly updated on management’s review of internal control over financial reporting. We have designed our internal control over financial reporting in order to comply with this obligation. This process is time-consuming, costly and complicated. Our management may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements that will be applicable to us as a public company in the United States. If we fail to staff our accounting and finance function adequately or maintain internal control over financial reporting adequate to meet the demands that are placed upon us as a public company in the United States, including the requirements of the Sarbanes-Oxley Act, our business and reputation may be harmed and the price of our ordinary shares or ADSs may decline.

Effective internal controls over financial reporting together with adequate disclosure controls and procedures, are designed to prevent fraud that could have a material effect on the financial statements. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. In addition, any testing by us conducted in connection with Section 404, or any subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. Inadequate internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our ADSs.

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

Cyberattacks, malicious internet-based activity, and online and offline fraud are prevalent and continue to increase. These threats are becoming increasingly difficult to detect. These threats come from a variety of sources, including traditional computer “hackers,” threat actors, “hacktivists,” organized criminal threat actors, personnel (such as through theft or misuse), sophisticated nation-states, and nation-state-supported actors. We and the third parties upon which we rely are subject to a variety of evolving threats, including but not limited to social-engineering attacks (including through deep fakes, which may be increasingly more difficult to identify as fake, and phishing attacks), malicious code (such as viruses and worms), malware (including as a result of advanced persistent threat intrusions), denial-of-service attacks, credential stuffing, credential harvesting, personnel misconduct or error, ransomware attacks, supply-chain attacks, software bugs, server malfunctions, software or hardware failures, loss of data or other information technology assets, adware, attacks enhanced or facilitated by AI, telecommunications failures, earthquakes, fires, floods, and other similar threats. Ransomware attacks, including by organized criminal threat actors, nation-states, and nation-state-supported actors, are becoming increasingly prevalent and severe and can lead to significant interruptions in our operations, loss of data and income, reputational harm, and diversion of funds. Extortion payments may alleviate the negative impact of a ransomware attack, but we may be unwilling or unable to make such payments due to, for example, applicable laws or regulations prohibiting such payments. Similarly, supply-chain attacks have increased in frequency and severity, and we cannot guarantee that third parties and infrastructure in our supply chain or our third-party partners’ supply chains have not been or will not be compromised. Some actors now engage and are expected to continue to engage in cyber-attacks, including without limitation nation-state actors for geopolitical reasons and in conjunction with military conflicts and defense activities. During times of war and other major conflicts, we or the third parties upon which we rely may be vulnerable to a heightened risk of these attacks, including retaliatory cyber-attacks, that could materially disrupt our systems and operations, supply chain, and ability to conduct our clinical trials.

Remote work has increased risks to our information technology systems and data, as our employees work from home, utilizing network connections outside our premises or networks.

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

We rely upon third-party service providers and technologies to operate critical business systems to process sensitive information in a variety of contexts, including, without limitation, cloud-based infrastructure, encryption and authentication technology, employee email, and other functions. Our ability to monitor these third parties’ information security practices is limited, and these third parties may not have adequate information security measures in place. If our third-party service providers experience a security incident or other interruption, which has occurred in the past, we could experience adverse consequences. While we may be entitled to damages if our third-party service providers fail to satisfy their privacy or security-related obligations to us, any award may be insufficient to cover our damages, or we may be unable to recover such award.

While we have implemented security measures designed to protect against cybersecurity incidents, there can be no assurance that these measures will be effective. We take steps designed to detect, mitigate, and remediate vulnerabilities in our information systems (such as our hardware and/or software, including that of third parties upon which we rely). We have not always and may not in the future, however, detect or remediate all such vulnerabilities in our information technology systems (including our products) on a timely basis. Further, we have in the past and may in the future experience delays in developing and deploying remedial measures and patches designed to address identified vulnerabilities. Vulnerabilities could be exploited and result in a security incident. For example, in November 2021, a malicious third party exploited a vulnerability in our email server and gained unauthorized access to our email environment. The vulnerability has been remediated. While this incident did not impact any personal or proprietary data, we voluntarily notified the Commission nationale de l’informatique et des libertés (CNIL). Any security incident, claim or investigation may result in litigation and potential liability for us, damage our brand and reputation, in our incurring significant external and internal legal and advisory costs, as well as the diversion of management’s attention from the operation of our business or could otherwise harm our business.

Any of the foregoing threats (or similar threats) have in the past and may in the future cause a security incident or other interruption. A security incident or other interruption could result in unauthorized, unlawful, or accidental acquisition, modification, destruction, loss, alteration, encryption, disclosure of, or access to our sensitive information or our information technology systems, or those of the third parties with whom we work. A security incident or other interruption could disrupt our ability (and that of third parties upon whom we rely) to conduct our clinical trials and operate our business. We may expend significant resources or modify our business activities (including our clinical trial activities) to try to protect against security incidents. Certain data privacy and security obligations require us to implement and maintain certain security measures or industry-standard or reasonable security measures to protect our information technology systems and sensitive information.

In addition, with respect to any future incidents, applicable data privacy and security obligations may require us, or we may voluntarily choose, to notify relevant stakeholders, including affected individuals, customers, regulators, and investors, of security incidents, or to take other actions, such as providing credit monitoring and identity theft protection services. Such disclosures and related actions are costly, and the disclosures or the failure to comply with such requirements could lead to adverse consequences. If we (or a third party upon whom we rely) experience a security incident or are perceived to have experienced a security incident, we may experience, and in certain cases have experienced, adverse consequences. These consequences may include: government enforcement actions (for example, investigations, fines, penalties, audits, and inspections); additional reporting requirements and/or oversight; restrictions on processing sensitive information (including personal data); litigation (including class claims); indemnification obligations; negative publicity; reputational harm; monetary fund diversions; diversion of management attention; interruptions in our operations (including availability of data); financial loss; and other similar harms. Further, the loss of product development or clinical trial data could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any security incident results in a loss of, or damage to, our sensitive information or applications, or inappropriate disclosure of sensitive information, we could incur liability and our development programs and the development of our product candidates could be delayed.

In addition to experiencing a security incident, third parties may gather, collect, or infer sensitive information about us from public sources, data brokers, or other means that reveals competitively sensitive details about our organization and could be used to undermine our competitive advantage or market position. Additionally, sensitive information of the Company could be leaked, disclosed, or revealed as a result of or in connection with our employees’, personnels’, or vendors’ use of generative AI technologies.

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

Our international operations and collaborations subject us to various risks, and our failure to manage these risks could adversely affect our results of operations.

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

Additionally, in February 2022, Russia invaded Ukraine. The invasion of Ukraine and the retaliatory measures and sanctions that have been taken, or could be taken in the future, by the United States, NATO, and other countries have created global security concerns that could result in a regional conflict and otherwise have a lasting impact on regional and global economies, any or all of which could disrupt our supply chain and adversely affect our ability to conduct ongoing and future clinical trials of lanifibranor, including our ongoing NATiV3 Phase 3 clinical trial for lanifibranor. For example, in 2022, we determined to close trial sites located in Ukraine and Russia for our NATiV3 clinical trial of lanifibranor due to the Russian invasion in Ukraine, which, together with higher than originally projected screen failure rate, resulted in slower than anticipated enrollment rate and contributed to a delay in patient enrollment. In addition, the conflict in the Middle East, including with respect to some clinical trial sites in Israel for the NATiV3 trial, could impact our company and our trial sites in Israel.

If we are unable to use tax loss carryforwards and/or tax credits to reduce future taxable income or benefit from favorable tax legislation, our business, results of operations and financial condition may be adversely affected.

As of December 31, 2025, we had cumulative carry forward tax losses of €741.8 million in France. These are available to carry forward and offset against future taxable income for an indefinite period in France. If we are unable to use tax loss carryforwards to reduce future taxable income, our business, results of operations and financial condition may be adversely affected. In France, the use of these carry forward tax losses is capped at €1 million annually, plus 50% of the fraction of profits exceeding this limit. The unutilized balance of these tax losses can be carried forward to subsequent years and set-off under the same conditions without any time limits. However, it is possible that future fiscal changes could limit our ability to utilize the balance of any tax losses, which could adversely affect our results.

As a company active in research and development in France, we have benefited from certain research and development incentives including, for example, the French research tax credit (credit d’impôt recherche), or CIR. These tax credits can be used to offset French corporate income tax due. The excess portion beyond that used to offset corporate income tax due is generally refunded in cash at the end of a three-year fiscal period; however, as long as we are considered a small or medium-sized entity (petite ou moyenne entreprise) in France, the CIR tax credit is refundable in the fiscal year after it is generated, provided that we comply with eligibility requirements. The research and development incentives are calculated based on the amount of eligible research and development expenditures. The French CIR tax credit amounted to €2.3 million for the year ended December 31, 2025.

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

We are required to comply with various corporate governance and financial reporting requirements under the Sarbanes-Oxley Act, the Securities and Exchange Act of 1934, as amended, or the Exchange Act, and the rules and regulations adopted by the Securities and Exchange Commission, Nasdaq and the Public Company Accounting Oversight Board. Further, compliance with various regulatory reporting requires significant commitments of time from our management and our directors, which reduces the time available for the performance of their other responsibilities. Our failure to track and comply with the various rules may materially adversely affect our reputation, ability to obtain the necessary certifications to financial statements, lead to additional regulatory enforcement actions, and could adversely affect the value of our ordinary shares or ADSs. Moreover, these rules and regulations increase our legal and financial compliance costs and make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance. In addition, any testing by us conducted in connection with Section 404, or any subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. Inadequate internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our ADSs.

We may not realize, in full or in part, the anticipated benefits of our 2025 Pipeline Prioritization Plan.

We may not realize, in full or in part, the anticipated benefits, savings and improvements in our operating structure from our 2025 Pipeline Prioritization Plan due to unforeseen difficulties, delays or unexpected costs. If we are unable to realize the expected operational efficiencies and cost savings from the plan, our results of operation and financial condition would be adversely affected. Furthermore, our 2025 Pipeline Prioritization Plan may be disruptive to our operations. For example, our workforce reductions could yield unanticipated consequences, such as attrition beyond planned staff reductions, increased difficulties in our day-to-day operations, reduced employee morale, and difficulties in recruiting qualified employees. If employees who were not affected by the reduction in force seek alternate employment, this could result in us seeking contract support which may result in unplanned additional expense or harm our productivity. Our workforce reductions could also harm our ability to attract and retain qualified management, scientific and clinical personnel who are critical to our business. Any failure to attract or retain qualified personnel could prevent us from successfully developing lanifibranor.

Risks Related to Ownership of our Ordinary Shares and ADSs

The market price of our equity securities may be volatile, and purchasers of our ordinary shares or ADSs could incur substantial losses.

The market price for our ordinary shares and ADSs may be volatile. From January 1, 2025 to April 2, 2026, the closing price of our ADSs ranged from a high of $7.15 to a low of $2.11 per ADS. The stock market in general and the market for biopharmaceutical companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may not be able to sell their ordinary shares or ADSs at or above the price originally paid for the security. The market price for our ordinary shares and ADSs may be influenced by many factors, including:

●	actual or anticipated fluctuations in our financial condition and operating results;
●	actual or anticipated changes in our growth rate relative to our competitors;
●	competition from existing products or new products that may emerge;
●	announcements by us, our collaborators or our competitors of significant acquisitions, strategic collaborations, joint ventures, partnerships, or capital commitments;
●	the amount and timing of any regulatory and commercial milestone payments or royalty payments, for lanifibranor under the CTTQ License Agreement and the Hepalys License Agreement;
●	failure to meet or exceed financial estimates and projections of the investment community or that we provide to the public;
●	issuance of new or updated research or reports by securities analysts;
●	fluctuations in the valuation of companies perceived by investors to be comparable to us;
●	share price and volume fluctuations attributable to inconsistent trading volume levels of our shares;
●	market manipulation, including coordinated buying or selling activities;
●	additions or departures of key management or scientific personnel;
●	disputes or other developments related to proprietary rights, including patents, litigation matters, and our ability to obtain patent protection for our technologies;
●	changes to coverage policies or reimbursement levels by commercial third-party payors and government payors and any announcements relating to coverage policies or reimbursement levels;

●	announcement or expectation of additional debt or equity financing efforts;
●	sales of our ordinary shares or ADSs by us, our insiders or our other shareholders; and
●	general economic and market conditions.

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

The achievement of many of these milestones may be outside of our control. All of these milestones are based on a variety of assumptions which may cause the timing of achievement of the milestones to vary considerably from our estimates, including:

●	our available capital resources or capital constraints we experience;
●	the rate of progress, costs and results of our clinical trials and research and development activities, including the extent of scheduling conflicts with participating clinicians and collaborators, and our ability to identify and enroll patients who meet clinical trial eligibility criteria;
●	our receipt of approvals by the EMA, FDA and other regulatory agencies and the timing thereof;
●	other actions, decisions or rules issued by regulators;
●	our ability to access sufficient, reliable and affordable supplies of compounds and raw materials used in the manufacture of our product candidates;
●	the efforts of our collaborators with respect to the commercialization of our products; and
●	the securing of, costs related to, and timing issues associated with, product manufacturing as well as sales and marketing activities.

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

We are a French public limited company (société anonyme). Our corporate affairs are governed by our bylaws and by the laws governing companies incorporated in France. The rights of shareholders and the responsibilities of members of our Board of Directors are in many ways different from the rights and obligations of shareholders in companies governed by the laws of U.S. jurisdictions. For example, in the performance of its duties, our Board of Directors is required by French law to consider the interests (intérêt social) of our company, its shareholders, its employees and other stakeholders, rather than solely our shareholders and/or creditors. It is possible that some of these parties will have interests that are different from, or in addition to, your interests as a shareholder or holder of ADSs. Further, in accordance with French law, double voting rights automatically attach to each ordinary share of companies listed on a regulated market (such as the Euronext Paris, where our ordinary shares are listed) that is held of record in the name (action au nominatif) of the same shareholder for a period of at least two years, except as otherwise set forth in a company’s bylaws. Our bylaws currently do not exclude such double voting rights; however, the extraordinary general meeting of our shareholders (i.e., two-thirds of our outstanding voting rights) may vote to amend our bylaws to exclude such double voting rights. See “Item 6.C Directors, Senior Management and Employees-Board Practices” and the documents referenced in “Item 10.B Additional Information-Memorandum and Articles of Association.”

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

Provisions contained in our bylaws and French corporate law could make it more difficult for a third-party to acquire us, even if doing so might be beneficial to our shareholders. In addition, provisions of our bylaws impose various procedural and other requirements, which could make it more difficult for shareholders to effect certain corporate actions. These provisions include the following:

●	under French law, the owner, alone or acting in concert, of 90% of the share capital and voting rights of a public company with registered seat in France and whose shares are listed on a regulated market in a Member State of the European Union or in a state party to the European Economic Area, or EEA, Agreement, including France, has the right to force out minority shareholders following a tender offer made to all shareholders;
●	under French law, a non-French resident must file a declaration for statistical purposes with the Bank of France (Banque de France) within twenty working days following the date of certain direct foreign investments in us, including any purchase of our ADSs. In particular, such filings are required in connection with investments exceeding €15 million that lead to the acquisition, of at least 10% of our company’s share capital or voting rights or that cause the non-French resident’s ownership to cross such 10% threshold;
●	under French law, certain investments in a French company relating to certain strategic industries that are considered essential for the protection of public health, such as biotechnologies, by individuals or entities are subject to prior authorization of the Ministry of Economy in accordance with Articles L151-3 et seq. and R.151 1 et seq. of the French Monetary and Financial Code (pursuant to Law No. 2019-486 and as from April 1, 2020 pursuant to the decree No. 2019-1590). In particular, the foreign investment control regime currently provides a threshold for controlling foreign investments to 10% of the voting rights for companies whose shares are listed on a regulated market;
●	under French law, a merger of our company into another company (including a company incorporated in the European Union or outside of the European Union), whereby our company would be dissolved and our shareholders would receive shares of the acquiring company (i.e., a share-for-share exchange) would require the approval of our Board of Directors as well as our shareholders at an extraordinary general meeting (i.e., two-thirds majority of the votes cast by the shareholders present, represented by proxy or voting by mail at the relevant meeting, in accordance with the provisions of the French Commercial Code);
●	under French law, a cash merger is treated as a share purchase and would require the consent of each participating shareholder (the transaction should not be approved as a merger by our shareholders’ meeting under the French Commercial Code);
●	our shareholders have granted and may grant in the future our Board of Directors broad authorizations to increase our share capital or to issue additional ordinary shares or other securities, such as warrants, to our shareholders, the public or qualified investors, including as a possible defense following the launching of a tender offer for our shares;
●	our shareholders have preferential subscription rights on a pro rata basis on the issuance by us of any additional securities for cash or a set-off of cash debts, which rights may only be waived collectively by the extraordinary general meeting (i.e., by a two-thirds majority vote) of our shareholders or on an individual basis by each shareholder;
●	our Board of Directors has the right to appoint directors to fill a vacancy created by the resignation or death of a director, subject to the approval by the shareholders of such appointment at the next shareholders’ meeting, which prevents shareholders from having the sole right to fill vacancies on our Board of Directors;
●	our Board of Directors can be convened by our chairman, or our managing director, if any, upon request made to the chairman or, when no board meeting has been held for more than two consecutive months or in the event of the chairman’s temporary impediment, death or incapacity, by directors representing at least one third of the total number of directors;
●	our Board of Directors meetings can only be regularly held if at least half of the directors attend either physically or by means of telecommunication enabling the directors’ identification and ensuring their effective participation in the board’s decisions;

●	our shares are nominative or bearer, if the legislation so permits, according to the shareholder’s choice;
●	approval of at least a majority of the votes cast by shareholders present, represented by a proxy, or voting by mail at the relevant ordinary shareholders’ general meeting is required to remove directors with or without cause;
●	proposals for nominations to the Board of Directors should be included on the agenda of the general meetings and notified to shareholders in the convening notice, but additional items or draft resolutions, including alternative nominations, may be added to the agenda at the request of certain shareholders within the time limits and under the conditions set out in the French Commercial Code. However, a vote to remove and replace a director can be proposed at any shareholders’ meeting without notice or inclusion in the general meeting’s agenda;
●	our bylaws can be amended in accordance with applicable laws;
●	the crossing of certain thresholds has to be disclosed and can impose certain obligations; see the documents referenced in the section of this annual report titled “Item 10.B Additional Information-Memorandum and Articles of Association;”
●	transfers of shares shall comply with applicable insider trading laws and regulations and, in particular, with the Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse, as amended, or Market Abuse Regulation; and
●	pursuant to French law, our bylaws, including the sections relating to the number of directors and election and removal of a director from office, may only be modified by a resolution adopted by the extraordinary general meeting of shareholders (i.e., at least a two-third majority of the votes cast by our shareholders present, represented by a proxy or voting by mail at the meeting).

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

According to French law, if we issue additional securities for cash, including through the issuance of shares or other securities giving access to our share capital, current shareholders will have preferential subscription rights for these securities on a pro rata basis unless they waive those rights collectively at an extraordinary meeting of our shareholders (by a two-thirds majority vote) or individually by each shareholder. However, our ADS holders in the United States will not be entitled to exercise or sell such rights unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. In addition, the deposit agreement provides that the depositary will not make rights available to purchasers of ADSs in the U.S. offering unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act or exempted from registration under the Securities Act. Further, if we offer holders of our ordinary shares the option to receive dividends in either cash or shares, under the deposit agreement the depositary may require satisfactory assurances from us that extending the offer to holders of ADSs does not require registration of any securities under the Securities Act before making the option available to holders of ADSs. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, ADS holders may be unable to participate in our rights offerings or to elect to receive dividends in shares and may experience dilution in their holdings. In addition, if the depositary is unable to sell rights that are not exercised or not distributed or if the sale is not lawful or reasonably practicable, it will allow the rights to lapse, in which case you will receive no value for these rights.

Holders of ADSs may be subject to limitations on the transfer of their ADSs and the withdrawal of the underlying ordinary shares. The market price of our ADSs may diverge significantly from the market price of our ordinary shares during periods in which the depositary closes its books.

ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary think it is advisable to do so because of any requirement of law, government or governmental body, or under any provision of the deposit agreement, or for any other reason, subject to the right of ADS holders to cancel their ADSs and withdraw the underlying ordinary shares. We have experienced in the past, and may experience in the future, divergence between the price of our ordinary shares listed on Euronext Paris and the price of our ADSs listed on the Nasdaq Global Market, including as a result of the depositary closing its books.

Temporary delays in the cancellation of your ADSs and withdrawal of the underlying ordinary shares may arise because the depositary has closed its transfer books or we have closed our transfer books, including instances where the transfer of ordinary shares is blocked to permit voting at a shareholders’ meeting or we are paying a dividend on our ordinary shares. In addition, ADS holders may not be able to cancel their ADSs and withdraw the underlying ordinary shares when they owe money for fees, taxes and similar charges and when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of ordinary shares or other deposited securities.

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

We are a foreign private issuer, as defined in the SEC’s rules and regulations and, consequently, we are not subject to all of the disclosure requirements applicable to public companies organized within the United States. For example, we are exempt from certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act, including the U.S. proxy rules under Section 14 of the Exchange Act. In addition, our officers and directors are exempt from the “short-swing” profit recovery provisions, and may also rely on a conditional exemption from the reporting requirements, of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, while we currently make annual and semi-annual filings with respect to our listing on Euronext Paris and file financial reports on an annual and semi-annual basis, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. domestic issuers and are not required to file quarterly reports on Form 10-Q or current reports on Form 8-K under the Exchange Act. Accordingly, there is, and will continue to be, less publicly available information concerning our company than there would be if we were not a foreign private issuer.

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

For example, as a French company, neither the corporate laws of France nor our bylaws require a majority of our directors to be independent and we can include non-independent directors as members of our remuneration committee, and our independent directors are not required to hold regularly scheduled meetings at which only independent directors are present. Nevertheless, the Middlenext Code (middlenext Code de gouvernement d’entreprise), which we have elected to refer to for purposes of our corporate governance disclosures, recommends that at least two directors should be independent (as construed under such code) in a widely-held company like ours (as an indication Middlenext Code provides that, for a board of directors of significant size, the ratio of independent directors could be at least one third for a controlled company, and close to 50% for a company with diluted capital). The Middlenext Code only applies on a “comply-or-explain” basis and we may in the future either decide not to apply this recommendation or change the corporate code to which we refer.

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

In addition, we follow French laws and regulations, instead of Nasdaq Rule 5635, regarding the requirement to obtain approval from our shareholders prior to the issuance of securities in connection with certain transactions. For example, we relied on the authority our shareholders had delegated to the Board of Directors at the general shareholders’ meeting of June 20, 2024 to issue 34,600,507 ordinary shares and pre-funded warrants to purchase of up 35,399,481 ordinary shares in connection with executing the first phase of the first tranche of the Structured Financing on October 17, 2024. At the general shareholders’ meeting of December 11, 2024, our shareholders decided the issuance of ordinary shares and warrants without shareholders’ preemptive subscription rights to the benefit of the investors in the Structured Financing with a delegation of power to the Board of Directors. On December 19, 2024, we issued 7,872,064 ordinary shares and pre-funded warrants to purchase up to 8,053,847 ordinary shares in connection with executing the second phase of the first tranche of the Structured Financing based on this authority. Following the completion of enrollment in NATiV3, we relied on the delegation of our shareholders to the Board of Directors adopted on December 11, 2024 to issue in May 2025 additional ordinary shares (with one warrant attached to each new share), as well as pre-funded warrants (with one warrant attached to each pre-funded warrant) for aggregate gross proceeds of €115.6 million. Finally, we relied on the delegation of our shareholders to the Board of Directors adopted on May 22, 2025 to issue in November 2025 44,805,193 new ADSs each representing one new ordinary share of the Company.

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

While we currently qualify as a foreign private issuer, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2026. In the future, we would lose our foreign private issuer status if we fail to meet the requirements necessary to maintain our foreign private issuer status as of the relevant determination date. We will remain a foreign private issuer until such time that more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (1) the majority of our executive officers or directors are U.S. citizens or residents; (2) more than 50% of our assets are located in the United States; or (3) our business is administered principally in the United States.

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

Generally, if, for any taxable year in which, after the application of certain “look-through” rules with respect to subsidiaries, at least 75% of our gross income is passive income, or at least 50% of the average value (determined on the basis of a weighted quarterly average) of our assets is attributable to assets that produce passive income or are held for the production of passive income, we would be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. For purposes of these tests, passive income includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business.

Assets that produce or are held for the production of passive income may include cash (unless held in a non-interest bearing account for short term working capital needs), marketable securities, and other assets that may produce passive income.

Based on our current estimates of the composition of our income and valuation of our assets for the taxable year ending December 31, 2025, we believe that we likely were not a PFIC for the year ending December 31, 2025. Our status as a PFIC will depend on the composition of our income and the composition and value of our assets (which, may be determined in large part by reference to the market value of our ADSs, which may be volatile) from time to time. Our status as a PFIC is a fact-intensive determination made on an annual basis and we cannot provide any assurances regarding our PFIC status for the past, current or future taxable years. Our U.S. counsel expresses no opinion regarding our past, current or future PFIC status. If we are characterized as a PFIC, our U.S. shareholders may suffer adverse tax consequences, including having gains realized on the sale of our ADSs treated as ordinary income, rather than as capital gain and the loss of the preferential rate applicable to dividends received on our ADSs by individuals who are U.S. shareholders, and having interest charges apply to distributions by us and the proceeds of sales of the ADSs. A U.S. shareholder of a PFIC generally may mitigate these adverse U.S. federal income tax consequences by making a “qualified electing fund,” or QEF, election, or, to a lesser extent, a “mark to market” election. If we determine that we are a PFIC for any taxable year, we will use commercially reasonable efforts to, and currently expect to, provide the necessary information for U.S. holders to make a QEF election. For further discussion of the PFIC rules and the adverse U.S. federal income tax consequences in the event we are classified as a PFIC, see the section of this annual report titled “Item 10.E Additional Information—Taxation.”

Future changes to tax laws could materially adversely affect our company and reduce net returns to our shareholders.

Our tax treatment is subject to the enactment of, or changes in, tax laws, regulations and treaties, or the interpretation thereof, tax policy initiatives and reforms under consideration and the practices of tax authorities in jurisdictions in which we operate, including those related to the Organisation for Economic Co-operation and Development’s, Base Erosion and Profit Shifting Project (including “BEPS 2.0”), the European Commission’s state aid investigations and other initiatives. Such changes may include (but are not limited to) the taxation of operating income, investment income, dividends received or (in the specific context of withholding tax) dividends paid. We are unable to predict what tax reform may be proposed or enacted in the future or what effect such changes would have on our business, but such changes, to the extent they are brought into tax legislation, regulations, policies or practices, could affect our financial position and overall or effective tax rates in the future in countries where we have operations, reduce post-tax returns to our shareholders, and increase the complexity, burden and cost of tax compliance.

Tax authorities may disagree with our positions and conclusions regarding certain tax positions, resulting in unanticipated costs, taxes or non-realization of expected benefits.

A tax authority may disagree with tax positions that we have taken, which could result in increased tax liabilities. For example, the U.S. Internal Revenue Service or another tax authority could challenge our allocation of income by tax jurisdiction and the amounts paid between our affiliated companies pursuant to our intercompany arrangements and transfer pricing policies, including amounts paid with respect to our intellectual property development. Similarly, a tax authority could assert that we are subject to tax in a jurisdiction where we believe we have not established a taxable connection, often referred to as a “permanent establishment” under international tax treaties, and such an assertion, if successful, could increase our expected tax liability in one or more jurisdictions. A tax authority may take the position that material income tax liabilities, interest and penalties are payable by us, in which case, we expect that we might contest such assessment. Contesting such an assessment may be lengthy and costly and if we were unsuccessful in disputing the assessment, the implications could increase our anticipated effective tax rate, where applicable.

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

Our actual capital expenditures for the years ended December 31, 2025, 2024 and 2023 amounted to €247,483, €422,385, and €539,827, respectively. These capital expenditures primarily consisted of acquisition of research equipment and technical installation in France.

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

Overview

We are a clinical-stage biopharmaceutical company focused on the development of oral small molecule therapies for the treatment of MASH. We have a wholly-owned research and development facility and a team with significant expertise and experience in the development of compounds that target nuclear receptors, transcription factors and epigenetic modulation. Leveraging our expertise, we are advancing lanifibranor for the treatment of MASH and have a pipeline of earlier stage therapeutic programs in oncology. In accordance with the announcement we made in February 2025, we decided to focus exclusively on the development of lanifibranor, to expand the lanifibranor program team to prepare for potential filings for marketing approval and, if approved, the subsequent commercialization of lanifibranor for patients with MASH, and to stop all pre-clinical research activities related to pre-clinical programs, including the termination of the YAP-TEAD and NR4A1 programs. As a result, research and development activities unrelated to lanifibranor have been discontinued since June 2025, following the implementation of the 2025 Pipeline Prioritization Plan.

Lanifibranor for the Treatment of MASH. We are developing lanifibranor for the treatment of patients with metabolic dysfunction-associated steatohepatitis, a progressive, chronic liver disease. MASH is believed to affect 2-6% of the United States adult population and is considered as a leading cause of cirrhosis, liver transplantation and liver cancer. Compared to the general population, patients with MASH have a ten-fold greater risk of liver-related mortality. MASH is characterized by a metabolic process known as steatosis, or the excessive accumulation of fat in the liver, inflammation and ballooning of liver cells and progressive liver fibrosis that can ultimately lead to cirrhosis. Lanifibranor is an orally-available small molecule in development for the treatment of MASH that acts to induce anti-fibrotic, anti-inflammatory and beneficial vascular and metabolic changes in the body by activating all three peroxisome proliferator-activated receptor, or PPAR, isoforms. PPARs are well-characterized nuclear receptor proteins that regulate gene expression, and their relevance for the fibrotic, inflammatory, vascular and metabolic processes that characterize MASH is well-established. We believe that this pan-PPAR approach provides for a combination of anti-fibrotic, anti-inflammatory and beneficial vascular and metabolic effects that cannot be obtained with single and dual PPAR agonists. Currently, lanifibranor is our only product candidate in development.

In June 2020, we announced positive topline results from our NATIVE Phase 2b clinical trial (Nash Trial to Validate IVA337 Efficacity) of lanifibranor in patients with MASH. In this trial, treatment with lanifibranor at a dose of 1,200 mg met the primary endpoint of a reduction in inflammation and ballooning with no worsening of fibrosis after 24 weeks of treatment, while continuing to show the favorable tolerability profile observed in prior clinical trials of lanifibranor. Treatment with lanifibranor at doses of 800 mg/day and 1,200 mg/day also met the key secondary endpoints of resolution of MASH with no worsening of fibrosis and, at the 1,200 mg/day dose, improvement in liver fibrosis without worsening MASH, which are the primary endpoints relevant for seeking accelerated approval from the FDA and conditional approval from the European Commission, after completion of our Phase 3 clinical trial, if successful. In October 2020, the FDA granted Breakthrough Therapy Designation to lanifibranor for the treatment of MASH based on Phase 2b data, in addition to Fast Track designation which was previously granted to lanifibranor in this indication. In September 2021, the FDA decided that the Fast Track designation previously granted to lanifibranor in MASH also encompasses the treatment of MASH patients with compensated cirrhosis. We believe that lanifibranor is the first oral drug candidate to be granted this status for the treatment of MASH since January 2015. The Breakthrough Therapy Designation by the FDA is intended to expedite the development and review of drug candidates for serious or life-threatening conditions. To qualify for this designation, drug candidates must show preliminary clinical evidence that they may demonstrate a substantial improvement on at least one clinically significant endpoint over available therapies or over placebo if there are no approved therapies. In October 2021, we announced the publication of results from our NATIVE Phase 2b clinical trial in the New England Journal of Medicine. In December 2021, we announced positive results of a clinical QT/QTc study demonstrating lanifibranor had no impact on QT/QTc intervals. This study assessed lanifibranor’s impact on cardiac repolarization and was conducted in accordance with FDA guidance in a Phase 1 double-blind clinical trial. The QT/QTc study was conducted in 217 healthy subjects who were randomized into 4 arms: placebo, lanifibranor 1200mg/day, lanifibranor 2400 mg/day and moxifloxacin 400mg/ day (positive control). The primary endpoint was electrocardiogram (ECG) and monitored during the first 24 hours. Results showed that repeated daily administration of lanifibranor dosed at 2-fold higher than anticipated maximal therapeutic dose had no effect on cardiac electrical activity as shown by achieving the pre-specified primary endpoint of demonstrating no prolongation of the QT interval in healthy subjects. Lanifibranor was well tolerated at both dose levels.

In light of the results of our NATIVE Phase 2b clinical trial of lanifibranor in patients with MASH, we initiated a Phase 3 clinical trial of lanifibranor in MASH, NATiV3, in September 2021. We target the publication of the topline results for the fourth quarter of 2026. If the results are positive and subject to regulatory approval, we target the potential NDA submission for the first half of 2027, with a view to potential commercialization in 2028.

In January 2023, we announced modifications to the clinical development plan of lanifibranor for the treatment of MASH. The protocol amendments, submitted to the FDA in January 2023, were designed to align with an FDA public communication suggesting that an alternative approach to seek full approval in patients with MASH could be considered upon submission of positive results of a Phase 3 trial using a histology surrogate endpoint in patients with MASH and a Phase 3 clinical outcome trial in patients with MASH and compensated cirrhosis. Although the FDA’s guidance during a consultation preceding the January 2023 protocol amendments was to continue our NATiV3 trial as originally planned, the FDA did not object to the January 2023 protocol amendments, which we expected to compress the time to completion of the trial and thus benefit the overall lanifibranor clinical program by:

●	reducing the number of biopsies a patient undergoes during the trial from three, as originally planned, to two,
●	reducing the trial duration a patient has to consent to from 7 years, as originally planned, to 72 weeks,
●	offering all patients in the trial access to a lanifibranor treatment for at least 48 weeks by allowing them to enter into a new active treatment extension study, and
●	potentially expanding the addressable patient population to include patients with MASH and compensated cirrhosis through an additional Phase 3 outcome trial, rather than the originally planned Part 2 of our NATiV3 Phase 3 clinical trial of lanifibranor in MASH.

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

In December 2023, we announced that our licensee CTTQ, who joined our NATiV3 trial, randomized the first patient in China and that lanifibranor was granted Breakthrough Therapy Designation for MASH by the Chinese NMPA. In 2025, Hepalys conducted a Phase 1 trial of lanifibranor in Japan. The results of this Phase 1 trial were positive and are expected to support the initiation of a dedicated pivotal trial in patients with MASH in the Hepalys Territory, which is planned to start once the results of NATiV3 are available.

On February 15, 2024, an adverse event of elevated aminotransferases in liver tests in a patient enrolled in the trial was reported. This event has been assessed as a treatment-related SUSAR. Other milder cases of elevation of aminotransferases among trial participants have also been reported. We decided to voluntarily pause screening and randomization to implement changes to the enrollment criteria to exclude patients diagnosed or with a predisposition to autoimmune liver or thyroid disease and more frequent liver monitoring for patients enrolled in the trial as recommended by the Data Monitoring Committee. We completed randomization of the last patient in NATiV3 in 2025 and target the publication of the topline results for the fourth quarter of 2026. If the results are positive and subject to regulatory approval, we target the potential NDA submission for the first half of 2027, with a view to potential commercialization in 2028.

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

Odiparcil. We were previously developing odiparcil for the treatment of patients with mucopolysaccharidoses, or MPS, a group of rare genetic disorders characterized by an excessive accumulation of large sugar chains, known as glycosaminoglycans, or GAGs, in cells. As announced in 2020, we have decided to focus our clinical efforts on the development of lanifibranor for the treatment of MASH. In December 2025, we entered into an asset purchase agreement with Biossil pursuant to which we sold and assigned all rights in assets relating to odiparcil to Biossil for an upfront payment of $600,000, and up to $90 million in potential milestone payments upon the achievement of certain regulatory and commercial milestones, and potential high single digit royalties on the sale of odiparcil on a worldwide basis. Our ability to generate revenue from this arrangement will depend on Biossil’s abilities and efforts to successfully develop and seek marketing approval for odiparcil. Because of the numerous risks and uncertainties associated with product development and regulatory approval, there is no assurance that we will receive any future payments under this agreement.

Discovery Engine. As of the end of February 2026, we have a development team of 47 people, as well as one position dedicated to research activities, in order to continue supporting the preclinical activities for lanifibranor. Historically, we also owned a library of approximately 240,000 pharmacologically relevant molecules, 60% of which were proprietary, as well as a wholly-owned research and development facility. In accordance with the 2025 Prioritization Plan, research activities not related to lanifibranor were discontinued in June 2025, the library was sold to a European pharmaceutical group in March 2026, and teams have been resized to reflect this strategic refocusing.

Our Strategy

Our goal is to prioritize all activities pertaining to lanifibranor pursuant to the following strategies:

●	Demonstrate the Safety and Efficacy of Lanifibranor in the Treatment of MASH with Two Pivotal Clinical Trials. Please see above “Item 4.B Information on the Company-Business Overview—Overview—Lanifibranor for the Treatment of MASH” for information about the clinical trials evaluating lanifibranor.

Lanifibranor has received Fast Track Designation from the FDA for the treatment of MASH. Based on the broad anti-fibrotic and anti-inflammatory properties, as well as beneficial vascular and metabolic effects, of lanifibranor observed in pre-clinical and clinical development to date, we may also pursue development of lanifibranor for the treatment of MASH patients with compensated cirrhosis. As part of the clinical development program of lanifibranor, we entered into an agreement with CTTQ in September 2022 to support the clinical development and potential commercialization of lanifibranor in China and with Hepalys to develop and commercialize lanifibranor for the treatment of MASH in the Hepalys Territory, if approved. CTTQ joined our ongoing NATiV3 Phase 3 clinical trial evaluating lanifibranor in MASH with the randomization of the first patient in China in 2023, and has initiated a Phase 1 clinical pharmacology study in parallel. Hepalys will be responsible for conducting and financing all development trials in the Hepalys Territory needed to file for a new drug application in these territories. In 2025, Hepalys conducted a Phase 1 trial of lanifibranor in Japan. The results of this Phase 1 trial were positive and are expected to support the initiation of a dedicated pivotal trial in patients with MASH in the Hepalys Territory, which is planned to start once the results of NATiV3 are available. On July 25, 2024, we announced that we had been granted a new patent in Japan, extending the protection of lanifibranor’s intellectual property.

●	Selectively Seek Strategic Collaborations to Maximize the Value of Our Assets. Our differentiated product candidates and robust discovery engine may enable us to address a wide variety of indications. We plan to selectively form research, development and commercial strategic collaborations around lanifibranor or disease areas that we believe could benefit from the resources of either larger biopharmaceutical companies or those specialized in a particular area of relevance. We have entered into agreements with CTTQ to support the clinical development and potential commercialization of lanifibranor in China and with Hepalys to develop and commercialize lanifibranor for the treatment of MASH in the Hepalys Territory, if approved, and we are also evaluating other potential collaborations and arrangements for the clinical development and potential commercialization of lanifibranor.

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

In March 2024, Madrigal received FDA approval of Rezdiffra for the treatment of patients with MASH with moderate to advanced liver fibrosis and received a conditional marketing authorization from the European Commission in August 2025. In November 2025, Novo Nordisk announced positive results from a post hoc analysis of its Phase 3 clinical trial for the treatment of MASH with its molecule semaglutide, already commercialized for the treatment of type 2 diabetes and obesity, and obtained FDA approval in August 2025 for the marketing of Wegovy for the treatment of patients with MASH and moderate to advanced fibrosis. In addition to Madrigal, other competitors could obtain marketing authorization in the indications targeted by us. As of the date of this report, more than 70 Phase 1, 2 and 3 clinical trials enrolling patients are listed on the clinicaltrials.gov website. For example, Boehringer Ingelheim, Eli Lilly, Akero Therapeutics (a subsidiary of Novo Nordisk), GSK and Roche and 89bio are also evaluating their respective investigational MASH medications in Phase 3 clinical trials in patients with non-cirrhotic MASH and in patients with cirrhotic MASH. Other companies, including Sagimet, Boston Pharmaceuticals, Altimmune, AstraZeneca, Eli Lilly, NorthSea, Terns, Viking, BMS, Pfizer, and Regeneron and Gilead Sciences have drug candidates for the treatment of MASH that are in less advanced clinical or pre-clinical development stages.

This competition may have a negative effect on our ability to recruit or retain patients into our clinical trials, as certain patients could prefer to undergo treatment that has obtained a marketing authorization, such as Rezdiffra from Madrigal, Wegovy from Novo Nordisk or others that may obtain a marketing authorization in the future, rather than participate or continue their participation in an ongoing clinical study with the possibility of being assigned to the placebo-controlled part. In addition, our Fast Track and Breakthrough Designations may be negatively impacted as well as our ability to develop and commercialize our product candidates, including lanifibranor. Even if we ultimately obtain approval of our product candidates, including lanifibranor, competitors may negatively impact our revenues and ability to achieve milestones.

Although we believe lanifibranor possesses attractive attributes, we cannot ensure that it will achieve regulatory or market acceptance. If lanifibranor fails to gain regulatory approvals and acceptance in its intended markets, we may not generate meaningful revenues or achieve profitability.

Intellectual Property

Our success will significantly depend upon our ability to obtain and maintain patent and other intellectual property and proprietary protection for our drug candidates particularly in the United States, Europe, China and Japan, including composition-of-matter, dosage and formulation patents, as well as patent and other intellectual property and proprietary protection for our novel biological discoveries and other important technology inventions and know-how. In addition to patents, we rely upon unpatented trade secrets, know-how, and continuing technological innovation to develop and maintain our competitive position. We protect our proprietary information, in part, using confidentiality agreements with our licensees, collaborators, employees and consultants and invention assignment agreements with our employees. Despite these measures, any of our intellectual property and proprietary rights could be challenged, invalidated, circumvented, infringed or misappropriated, or such intellectual property and proprietary rights may not be sufficient to permit us to take advantage of current market trends or otherwise to provide competitive advantages. In addition, such confidentiality agreements and invention assignment agreements can be breached and we may not have adequate remedies for any such breach. For more information, please see “Item 3.D Risk Factors-Risks Relating to Our Intellectual Property.”

As of March 30, 2026, with respect to lanifibranor, we own 7 issued U.S. patents, 12 U.S. patent applications and approximately 430 patents and patent applications in other jurisdictions. We cannot predict whether the patent applications we pursue will issue as patents in any particular jurisdiction or whether the claims of any issued patents will provide any proprietary protection from competitors. The patent portfolios for our lead product candidates as of March 30, 2026 are summarized below.

The term of individual patents depends upon the legal term of the patents in the countries in which they are obtained. In most countries in which we are seeking patent protection for our product candidates, the patent term is 20 years from the earliest date of filing a non-provisional patent application. In the United States, the term of a patent may be lengthened by a patent term adjustment, which provides for term extension in the case of administrative delays at the United States Patent and Trademark Office in granting a patent, or may be shortened if a patent is terminally disclaimed over another patent with an earlier expiration date. Furthermore, in the United States, the term of a patent covering an FDA approved drug may be eligible for a patent term extension under the Hatch-Waxman Amendments as compensation for the loss of patent term during the FDA regulatory review process. The period of extension may be up to five years beyond the expiration of the patent but cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval. Only one patent among those eligible for an extension may be extended. In the future, if any of our product candidates receives FDA approval, we expect to apply for a patent term extension, if available, to extend the term of the patent covering such approved product candidate. We also expect to seek patent term extensions in any jurisdictions where they are available, however, there is no guarantee that the applicable authorities, including the FDA, will agree with our assessment of whether such an extension should be granted, and even if granted, the length of such an extension.

Lanifibranor

With respect to lanifibranor patent rights, as of March 30, 2026, we own 7 U.S. patents, which are due to expire by December 2026, September 2027, June 2035, November 2039, and December 2041 excluding any additional term for patent term extension, and 12 U.S. patent applications. Outside the United States, we own approximately 241 patents issued in approximately 55 jurisdictions, including Australia, Canada, China, a number of European countries, Japan, Korea, Israel and Russia. We also own approximately 189 patent applications pending in approximately 22 jurisdictions including in Patent Cooperation Treaty, or PCT, jurisdictions, such as Australia, Brazil, Canada, China, Europe, Egypt, Israel, Japan, Hong Kong, Mexico, Korea, Malaysia, Singapore, Thailand, New Zealand, South Africa, Qatar, Saudi Arabia, Macao, India and the United States, and non-PCT jurisdictions such as Argentina, Bolivia, Paraguay, Uruguay, and Taiwan. The foregoing patents and patent applications cover lanifibranor, methods of making and using lanifibranor, polymorphic forms of lanifibranor, combination therapies and diagnostic methods.

Manufacturing

We rely on CMOs to produce our drug candidates in accordance with the FDA’s current Good Manufacturing Practices, or cGMPs, regulations for use in our clinical trials. The manufacture of pharmaceuticals is subject to extensive cGMP regulations, which impose various procedural and documentation requirements and govern all areas of record keeping, production processes and controls, personnel and quality control. Our small molecule drug candidate lanifibranor is manufactured using common chemical engineering and synthetic processes from commercially available raw materials.

To meet our projected needs for clinical supplies to support our activities through regulatory approval and commercial manufacturing, the CMOs with whom we currently work will need to increase the scale of production or we will need to secure alternate suppliers.

If we are unable to obtain sufficient quantities of drug candidates or receive raw materials in a timely manner, we could be required to delay our ongoing clinical trials and seek alternative manufacturers, which would be costly and time-consuming, and if we are unable to obtain sufficient commercial supply, we could be required to delay the commercialization of lanifibranor, if approved.

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

Approval Process

The FDA must approve any new drug or a drug with certain changes to a previously approved drug before a manufacturer can market it in the United States. If a company does not comply with applicable United States requirements it may be subject to a variety of administrative or judicial sanctions, such as FDA refusal to approve pending applications, warning or untitled letters, clinical holds, drug recalls, drug seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties, and criminal prosecution. The steps we must complete before we can market a drug include:

●	completion of pre-clinical laboratory tests, animal studies, and formulation studies, all performed in accordance with the FDA’s good laboratory practice, or GLP, regulations;
●	submission to the FDA of an investigational new drug, or IND, application for human clinical testing, which must become effective before human clinical studies start. The sponsor must update the IND application annually;
●	approval of the study by an independent IRB or ethics committee representing each clinical site before each clinical study begins;
●	performance of adequate and well-controlled human clinical studies to establish the safety and efficacy of the drug for each indication to the FDA’s satisfaction;
●	submission to the FDA of an NDA;
●	potential review of the drug application by an FDA advisory committee, where appropriate and if applicable;
●	satisfactory completion of an FDA inspection of the manufacturing facility or facilities to assess compliance with current good manufacturing practices, cGMPs, or regulations as well as, where applicable, other inspections conducted by the FDA as part of the approval process; and

●	FDA review and approval of the NDA.

It generally takes companies many years to satisfy the FDA approval requirements (from preclinical development to regulatory decision), but this varies substantially based upon the type, complexity, and novelty of the drug or disease. Pre-clinical tests include laboratory evaluation of a drug’s chemistry, formulation, and toxicity, as well as animal trials to assess the characteristics and potential safety and efficacy of the drug. The conduct of the pre-clinical tests must comply with federal regulations and requirements, including GLP. The company submits the results of the pre-clinical testing to the FDA as part of an initial IND along with other information, including information about the drug candidate’s chemistry, manufacturing and controls, and a proposed clinical study protocol. Long term pre-clinical tests, such as animal tests of reproductive toxicity and carcinogenicity, may continue after submitting the initial IND.

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

Clinical Studies

Clinical studies involve administering the investigational new drug candidate to healthy volunteers or patients under the supervision of a qualified investigator. The company must conduct clinical studies:

●	in compliance with federal regulations;
●	in compliance with good clinical practice, or GCP, an international standard meant to protect the rights and health of patients and to define the roles of clinical study sponsors, administrators, and monitors; as well as
●	under protocols detailing the objectives of the trial, the target population, the safety monitoring parameters, and the effectiveness criteria.

The company must submit each protocol involving testing on United States patients and subsequent protocol amendments to the FDA as part of the IND. The FDA may order the temporary, or permanent, discontinuation of a clinical study at any time, or impose other measures, if it believes that the sponsor is not conducting the clinical study in accordance with FDA requirements or presents an unacceptable risk to the clinical study patients. The sponsor must also submit the study protocol and informed consent information for patients in clinical studies to an IRB for approval. An IRB may halt the clinical study, either temporarily or permanently, for failure to comply with the IRB’s requirements, or may impose other conditions.

Companies generally divide the clinical investigation of a drug candidate into three or four phases. While companies usually conduct these phases sequentially, they are sometimes overlapped or combined.

●	Phase 1. The company evaluates the drug in healthy human subjects or patients with the target disease or condition. These studies typically evaluate the safety, dosage tolerance, metabolism and pharmacologic actions of the investigational new drug in humans, the side effects associated with increasing doses, and, if possible, gain early evidence on effectiveness.
●	Phase 2. The company administers the drug to a limited patient population to evaluate dosage tolerance and optimal dosage, identify possible adverse side effects and safety risks, and preliminarily evaluate efficacy.
●	Phase 3. The company administers the drug to an expanded patient population, generally at geographically dispersed clinical study sites, to generate enough data to statistically evaluate dosage, clinical effectiveness and safety, to establish the overall benefit-risk relationship of the investigational drug, and to provide an adequate basis for product approval.

●	Phase 4. In some cases, the FDA may condition approval of an NDA for a drug on the company’s agreement to conduct additional clinical studies after approval. In other cases, a sponsor may voluntarily conduct additional clinical studies after approval to gain more information about the drug (whether Phase IV studies or other studies). We typically refer to such post-approval studies as Phase 4 clinical studies.

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

Submission of an NDA

After we complete the required clinical testing, we can prepare and submit an NDA to the FDA, who must approve the NDA before we can start marketing the drug in the United States. An NDA must include all relevant data available from pertinent pre-clinical and clinical studies, including negative or ambiguous results as well as positive findings, together with detailed information relating to the drug’s chemistry, manufacturing, controls, product instructions and proposed labeling, among other things. Data can come from company-sponsored clinical studies on a drug, or from a number of alternative sources, including studies initiated by investigators. To support marketing authorization, the data we submit must be sufficient in quality and quantity to establish the safety and effectiveness of the investigational drug to the FDA’s satisfaction.

The cost of preparing and submitting an NDA is substantial. The submission of most NDAs is additionally subject to a substantial application user fee, and the manufacturer and/or sponsor under an approved NDA are also subject to annual program user fees. The FDA typically increases these fees annually.

The FDA has 60 days from its receipt of an NDA to determine whether it will accept the application for filing based on the agency’s threshold determination that the application is sufficiently complete to permit substantive review. Once the FDA accepts the filing, the FDA begins an in-depth review. Under the Prescription Drug User Fee Act, or PDUFA, the FDA has a goal of responding to standard review NDAs within ten months after the 60-day filing review period, but this timeframe can be extended. Priority review can be applied to drugs that the FDA determines offer major advances in treatment, or provide a treatment where no adequate therapy exists.

The FDA may also refer applications for novel drugs that present difficult questions of safety or efficacy, to an advisory committee. This is typically a panel that includes clinicians and other experts that will review, evaluate, and recommend whether the FDA should approve the application. The FDA is not bound by the recommendation of an advisory committee, but it generally follows such recommendations. Before approving an NDA, the FDA will typically inspect one or more clinical sites to assure compliance with GCP, and will inspect the facility or the facilities at which the drug is manufactured to ensure GCP compliance. The FDA will not approve the drug unless compliance with cGMPs is satisfactory and the NDA contains data that provide evidence that the drug is safe and effective in the indication studied.

The FDA’s Decision on an NDA

After the FDA evaluates the NDA and, other things aside, the manufacturing facilities, it issues either an approval letter or a complete response letter. A complete response letter indicates that the FDA has completed its review of the application, and the agency has determined that it will not approve the application in its present form. A complete response letter generally outlines the deficiencies in the submission and may require substantial additional clinical data and/or other significant, expensive, and time-consuming requirements related to clinical studies, pre-clinical studies and/or manufacturing. The FDA has committed to reviewing resubmissions of the NDA addressing such deficiencies in two or six months, depending on the type of information included. Even if we submit such data the FDA may ultimately decide that the NDA does not satisfy the criteria for approval. Also, the government may establish additional requirements, including those resulting from new legislation, or the FDA’s policies may change, which could delay or prevent regulatory approval of our drugs under development and/or under regulatory evaluation phase.

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

In some cases, the FDA may condition approval of an NDA for a drug on the company’s agreement to conduct additional clinical studies after approval. In other cases, a sponsor may voluntarily conduct additional clinical studies after approval to gain more information about the drug for the approved indication. Such post-approval studies are typically referred to as Phase 4 clinical studies.

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

Expedited Development and Review Programs

The FDA has a number of programs intended to expedite the development or review of products that meet certain criteria. For example, new drugs are eligible for Fast Track Designation if they are intended to treat a serious or life-threatening disease or condition and demonstrate the potential to address unmet medical needs for the disease or condition. Fast Track Designation applies to the combination of the product and the specific indication for which it is being studied. The sponsor of a Fast Track product has opportunities for more frequent interactions with the review team during product development, and the FDA may consider for review sections of the NDA on a rolling basis before the complete application is submitted, if the sponsor provides a schedule for the submission of the sections of the NDA, the FDA agrees to accept sections of the NDA and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the NDA. However, the review schedule will only begin once the final document of the NDA has been submitted.

Any product submitted to the FDA for approval, including a product with a Fast Track Designation, may also be eligible for other types of FDA programs intended to expedite development and review, such as priority review and accelerated approval. A product is eligible for priority review if it has the potential to provide safe and effective therapy where no satisfactory alternative therapy exists or a significant improvement in the treatment, diagnosis or prevention of a disease compared to marketed products. The FDA will attempt to direct additional resources to the evaluation of an application for a new drug designated for priority review in an effort to facilitate the review. The FDA endeavors to review applications with priority review designations within six months after the filing review period as compared to ten months for review of new molecular entity NDAs under its current PDUFA review goals.

In addition, a product may be eligible for accelerated approval. Drug products intended to treat serious or life-threatening diseases or conditions may be eligible for accelerated approval upon a determination that the product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. As a condition of approval, the FDA may require that a sponsor of a drug receiving accelerated approval perform adequate well-controlled clinical trials, which should in principle be initiated prior to marketing authorization. In addition, the FDA currently requires pre-approval of promotional materials as a condition for accelerated approval, which could adversely impact the timing of the commercial launch of the product.

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

Healthcare Reform

In the United States and foreign jurisdictions, the legislative landscape continues to evolve. There have been a number of legislative and regulatory changes to the healthcare system that could affect our current and future results of operations. In particular, there have been and continue to be a number of initiatives at the federal and state levels that seek to reform the way in which healthcare is funded and reduce healthcare costs. In March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or collectively, the Affordable Care Act, was enacted, which includes measures that have significantly changed health care financing by both governmental and private insurers.

There have been judicial, Congressional and executive branch challenges and amendments to certain aspects of the Affordable Care Act. For example, on July 4, 2025, the One Big Beautiful Bill Act, or OBBBA, was signed into law, which narrowed access to Affordable Care Act marketplace exchange enrollment and declined to extend the Affordable Care Act enhanced advanced premium tax credits that expired at the end of 2025, which, among other provisions in the law, are anticipated to reduce the number of Americans with health insurance. The OBBBA also is expected to reduce Medicaid spending and enrollment by implementing work requirements for some beneficiaries, capping state-directed payments, reducing federal funding, and limiting provider taxes used to fund the program. Congress is considering proposed legislation intended to further reduce healthcare costs with alternatives to replace the expired Affordable Care Act subsidies.

In addition, other health reform measures have been proposed and adopted in the United States since the Affordable Care Act was enacted. For example, as a result of the Budget Control Act of 2011, as amended, providers are subject to Medicare payment reductions of 2% per fiscal year until 2032, unless additional Congressional action is taken.

The current Trump administration is pursuing policies to reduce regulations and expenditures across government agencies including at HHS, the FDA, CMS and related agencies. These actions, presently directed by executive orders or memoranda from the Office of Management and Budget, may propose policy changes that create additional uncertainty for our business. Such recent actions, for example, include (1) directing agencies to reduce agency workforce and cut programs; (2) directing HHS and other agencies to lower prescription drug costs through a variety of initiatives, including by improving upon the Medicare Drug Price Negotiation Program and establishing Most-Favored-Nation pricing for pharmaceutical products; (3) imposing tariffs on imported pharmaceutical products; and (4) as part of the Make America Healthy Again Commission’s Strategy Report released in September 2025, working across government agencies to increase enforcement on direct-to-consumer pharmaceutical advertising. Additionally, in its June 2024 decision in Loper Bright Enterprises v. Raimondo, the U.S. Supreme Court overturned the longstanding Chevron doctrine, under which courts were required to give deference to regulatory agencies’ reasonable interpretations of ambiguous federal statutes. The Loper Bright decision could result in additional legal challenges to current regulations and guidance issued by federal agencies applicable to our operations, including those issued by the FDA. Congress may introduce and ultimately pass additional health care related legislation that could impact the drug approval process and make changes to the Medicare Drug Price Negotiation Program created under the Inflation Reduction Act, or IRA.

At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. Further, it is possible that other healthcare reform measures may be adopted in the future.

European Union Process

In the European Union, our product candidates may also be subject to extensive regulatory requirements.

Pre-Clinical and Clinical Trials

Similar to the United States, the various phases of pre-clinical and clinical research in the European Union are subject to significant regulatory controls. Non-clinical studies must be conducted in compliance with the principles of good laboratory practice, as set forth in EU Directive 2004/10/EC. In particular, non-clinical studies, both in vitro and in vivo, must be planned, performed, monitored, recorded, reported and archived in accordance with the GLP principles, which define a set of rules and criteria for a quality system for the organizational process and the conditions for non-clinical studies. These GLP standards reflect the Organization for Economic Co-operation and Development requirements.

In the EU, clinical trials are governed by the Clinical Trials Regulation (EU) No 536/2014 (CTR), which entered into application on January 31, 2022 repealing and replacing the former Clinical Trials Directive 2001/20 (CTD). The CTR foresaw a three-year transition period that ended on January 31, 2025. Since this date, all new or ongoing trials are subject to the provisions of the CTR.

The CTR is intended to harmonize and streamline clinical trial authorizations, simplify adverse-event reporting procedures, improve the supervision of clinical trials and increase transparency. Specifically, the Regulation, which is directly applicable in all Member States, introduces a streamlined application procedure through a single-entry point, the “EU portal”, the Clinical Trials Information System (CTIS); a single set of documents to be prepared and submitted for the application; as well as simplified reporting procedures for clinical trial sponsors. A harmonized procedure for the assessment of applications for clinical trials has been introduced and is divided into two parts. Part I assessment is led by the competent authorities of a reference Member State selected by the trial sponsor and relates to clinical trial aspects that are considered to be scientifically harmonized across Member States. This assessment is then submitted to the competent authorities of all concerned Member States in which the trial is to be conducted for their review. Part II is assessed separately by the competent authorities and Ethics Committees in each concerned Member State. Individual Member States retain the power to authorize the conduct of clinical trials on their territory.

In all cases, clinical trials must be conducted in accordance with GCP and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki. Medicines used in clinical trials must be manufactured in accordance with the guidelines on cGMP and in a GMP licensed facility, which can be subject to GMP inspections.

Any violation of the provisions relating to clinical trials may result in significant administrative, criminal and/or reputational sanctions.

European Union Marketing Authorizations

In the European Economic Area, or EEA, medicinal products can only be commercialized after obtaining a marketing authorization or MA, from the competent regulatory authorities. To obtain an MA for a product in the EU, an applicant must submit a Marketing Authorization Application (MAA), either under a centralized procedure administered by the European Medicines Agency (EMA), or one of the procedures administered by the competent authorities of EU Member States (decentralized procedure, national procedure or mutual recognition procedure). An MA may be granted only to an applicant established in the EU.

Centralized Procedure

The centralized procedure provides for the grant of a single MA by the European Commission that is valid throughout the European Economic Area (which is comprised of the 27 EU Member States plus Iceland, Liechtenstein and Norway). Pursuant to Regulation (EC) No 726/2004, the centralized procedure is compulsory for specific products, including for (i) medicinal products derived from biotechnological processes, (ii) products designated as orphan medicinal products, (iii) advanced therapy medicinal products (ATMPs), and (iv) products with a new active substance indicated for the treatment of HIV/AIDS, cancer, neurodegenerative diseases, diabetes, auto-immune and other immune dysfunctions and viral diseases. For products with a new active substance indicated for the treatment of other diseases and products that are highly innovative or for which a centralized process is in the interest of patients, authorization through the centralized procedure is optional on related approval.

Under the centralized procedure, the EMA’s Committee for Medicinal Products for Human Use (CHMP), conducts the initial assessment of a product. The CHMP is also responsible for several post-authorization and maintenance activities, such as the assessment of modifications or extensions to an existing MA. The maximum timeframe for the evaluation of an MAA under the centralized procedure is 210 days, excluding clock stops when additional information or written or oral explanation is to be provided by the applicant in response to questions of the CHMP.

When a medicinal product does not fall within the mandatory scope of the Centralized Procedure, the applicant may use the decentralized procedure or the mutual recognition procedure in order to obtain a MA in one or more countries in the European Union. In these cases, the competent authorities of the Member States will issue the MA.

Decentralized and Mutual Recognition Procedures

If the product has not received a national MA in any Member State at the time of application, it can be approved simultaneously in various Member States through the decentralized procedure. Unlike the centralized authorization procedure, the decentralized MA procedure requires a separate application to, and leads to separate approval by, the competent authorities of each EU Member State in which the product is to be marketed, one of which is selected by the applicant to act as the reference EU Member State. This application is identical to the application that would be submitted to the EMA for authorization through the centralized procedure. The reference EU Member State prepares a draft assessment and drafts of the related materials within 120 days after receipt of a valid application. The resulting assessment report is submitted to the concerned EU Member States who, within 90 days of receipt, must decide whether to approve the assessment report and related materials. If a concerned EU Member State cannot approve the assessment report and related materials due to concerns relating to a potential serious risk to public health, disputed elements may be referred to the Heads of Medicines Agencies’ Coordination Group for Mutual Recognition and Decentralised Procedures – Human, or CMDh, for review. The subsequent decision of the European Commission is binding on all EU Member States.

The mutual recognition procedure allows companies that have a medicinal product already authorized in one EU Member State to apply for this authorization to be recognized by the competent authorities in other EU Member States. Like the decentralized procedure, the mutual recognition procedure is based on the acceptance by the competent authorities of the EU Member States of the MA of a medicinal product by the competent authorities of other EU Member States. The holder of a national MA may submit an application to the competent authority of an EU Member State requesting that this authority recognize the MA delivered by the competent authority of another EU Member State.

An MA has, in principle, an initial validity of five years. The MA may be renewed after five years on the basis of a re-evaluation of the risk-benefit balance by the EMA or by the competent authority of the EU Member State in which the original MA was granted. To support the application, the MA holder must provide the EMA or the competent authority with a consolidated version of the Common Technical Document providing up-to-date data concerning the quality, safety and efficacy of the product, including all variations introduced since the MA was granted, at least nine months before the MA ceases to be valid. The European Commission or the competent authorities of the EU Member States may decide on justified grounds relating to pharmacovigilance, to proceed with one further five year renewal period for the MA. Once subsequently definitively renewed, the MA shall be valid for an unlimited period. Any authorization which is not followed by the actual placing of the medicinal product on the EU market (for a centralized MA) or on the market of the authorizing EU Member State within three years after authorization ceases to be valid (the so-called sunset clause).

Accelerated and Alternative Marketing Authorization Mechanisms

Accelerated assessment may be granted by the CHMP in exceptional cases, when a medicinal product targeting an unmet medical need is expected to be of major interest from the point of view of public health and, in particular, from the viewpoint of therapeutic innovation. If the CHMP accepts a request for accelerated assessment, the time limit of 210 days will be reduced to 150 days (excluding clock stops). The CHMP can, however, revert to the standard time limit for the centralized procedure if it considers that it is no longer appropriate to conduct an accelerated assessment.

Innovative products that target an unmet medical need and are expected to be of major public health interest may be eligible for a number of expedited development and review programs, such as the Priority Medicines (PRIME), scheme, which provides incentives similar to the breakthrough therapy designation in the U.S. PRIME is a voluntary scheme aimed at enhancing the EMA’s support for the development of medicinal products that target unmet medical needs. Eligible products must target conditions for which there is an unmet medical need (there is no satisfactory method of diagnosis, prevention or treatment in the EU or, if there is, the new medicinal product will bring a major therapeutic advantage) and they must demonstrate the potential to address the unmet medical need by introducing new methods of therapy or improving existing ones. Benefits accrue to sponsors of product candidates with PRIME designation, including but not limited to, early and proactive regulatory dialogue with the EMA, frequent discussions on clinical trial designs and other development program elements, and potentially accelerated MAA assessment once a dossier has been submitted.

A “conditional” MA may be granted in cases where all the required safety and efficacy data are not yet available. The European Commission may grant a conditional MA for a medicinal product if it is demonstrated that all of the following criteria are met: (i) the benefit-risk balance of the medicinal product is positive; (ii) it is likely that the applicant will be able to provide comprehensive data post-authorization; (iii) the medicinal product fulfils an unmet medical need; and (iv) the benefit of the immediate availability to patients of the medicinal product is greater than the risk inherent in the fact that additional data are still required. The conditional MA is subject to conditions to be fulfilled for generating the missing data or ensuring increased safety measures. It is valid for one year and must be renewed annually until all related conditions have been fulfilled. Once any pending studies are provided, the conditional MA can be converted into a traditional MA. However, if the conditions are not fulfilled within the timeframe set by the EMA and approved by the European Commission, the MA will cease to be renewed.

An MA may also be granted “under exceptional circumstances” where the applicant can show that it is unable to provide comprehensive data on efficacy and safety under normal conditions of use even after the product has been authorized and subject to specific procedures being introduced. These circumstances may arise in particular when the intended indications are very rare and, in the state of scientific knowledge at that time, it is not possible to provide comprehensive information, or when generating data may be contrary to generally accepted ethical principles. Like a conditional MA, an MA granted in exceptional circumstances is reserved to medicinal products intended to be authorized for treatment of rare diseases or unmet medical needs for which the applicant does not hold a complete data set that is required for the grant of a standard MA. However, unlike the conditional MA, an applicant for authorization in exceptional circumstances is not subsequently required to provide the missing data. Although the MA “under exceptional circumstances” is granted definitively, the risk-benefit balance of the medicinal product is reviewed annually, and the MA will be withdrawn if the risk-benefit ratio is no longer favorable.

Pediatric Development

In the EU, Regulation (EC) No 1901/2006 provides that all MAAs for new medicinal products have to include the results of trials conducted in the pediatric population, in compliance with a pediatric investigation plan (PIP), agreed with the EMA’s Pediatric Committee (PDCO). The PIP sets out the timing and measures proposed to generate data to support a pediatric indication of the medicinal product for which MA is being sought. The PDCO can grant a deferral of the obligation to implement some or all of the measures provided in the PIP until there are sufficient data to demonstrate the efficacy and safety of the product in adults. Further, the obligation to provide pediatric clinical trial data can be waived by the PDCO when these data are not needed or appropriate because the product is likely to be ineffective or unsafe in children, the disease or condition for which the product is intended occurs only in adult populations, or when the product does not represent a significant therapeutic benefit over existing treatments for pediatric patients. Once the MA is obtained in all EU Member States and study results are included in the product information, even when negative, the product is eligible for a six-month extension to the Supplementary Protection Certificate, or SPC, if any is in effect at the time of authorization or, in the case of orphan medicinal products, a two-year extension of orphan market exclusivity.

Data and Market Exclusivity

The EU provides opportunities for data and market exclusivity related to MAs. Upon receiving an MA, innovative medicinal products are generally entitled to receive eight years of data exclusivity and 10 years of market exclusivity. Data exclusivity, if granted, prevents regulatory authorities in the EU from referencing the innovator’s data to assess a generic application or biosimilar application for eight years from the date of authorization of the innovative product, after which a generic or biosimilar MAA can be submitted, and the innovator’s data may be referenced. The market exclusivity period prevents a successful generic or biosimilar applicant from commercializing its product in the EU until 10 years have elapsed from the initial MA of the reference product in the EU. The overall ten-year period may, occasionally, be extended for a further year to a maximum of 11 years if, during the first eight years of those ten years, the MA holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies. However, there is no guarantee that a product will be considered by the EU’s regulatory authorities to be a new chemical/biological entity, and products may not qualify for data exclusivity.

In the EU, there is a special regime for biosimilars, or biological medicinal products that are similar to a reference medicinal product but that do not meet the definition of a generic medicinal product. For such products, the results of appropriate preclinical or clinical trials must be provided in support of an application for MA. Guidelines from the EMA detail the type of quantity of supplementary data to be provided for different types of biological product.

Post-Authorization Requirements

Where an MA is granted in relation to a medicinal product in the EU, the holder of the MA is required to comply with a range of regulatory requirements applicable to the manufacturing, marketing, promotion and sale of medicinal products. Similar to the United States, both MA holders and manufacturers of medicinal products are subject to comprehensive regulatory oversight by the EMA, the European Commission and/or the competent regulatory authorities of the individual EU Member States. The holder of an MA must establish and maintain a pharmacovigilance system and appoint an individual qualified person for pharmacovigilance who is responsible for oversight of that system. Key obligations include expedited reporting of suspected serious adverse reactions and submission of periodic safety update reports (PSURs).

All new MAAs must include a risk management plan (RMP), describing the risk management system that the company will put in place and documenting measures to prevent or minimize the risks associated with the product. The regulatory authorities may also impose specific obligations as a condition of the MA. Such risk- minimization measures or post-authorization obligations may include additional safety monitoring, more frequent submission of PSURs, or the conduct of additional clinical trials or post-authorization safety studies.

Other EU Compliance Requirements

In the EU, the advertising and promotion of medicinal products are subject to both EU and EU Member States’ laws governing promotion of medicinal products, interactions with physicians and other healthcare professionals, misleading and comparative advertising and unfair commercial practices. General requirements for advertising and promotion of medicinal products, such as direct-to-consumer advertising of prescription medicinal products are established in EU law. However, the details are governed by regulations in individual EU Member States and can differ from one country to another. For example, applicable laws require that promotional materials and advertising in relation to medicinal products comply with the product’s Summary of Product Characteristics (SmPC), which may require approval by the competent national authorities in connection with an MA. The SmPC is the document that provides information to physicians and other healthcare professionals concerning the safe and effective use of the product. Promotional activity that does not comply with the SmPC is considered off-label and is prohibited in the EU.

Much like the Anti-Kickback Statute prohibition in the United States, described above, the provision of benefits or advantages to physicians and other health care professionals to induce or encourage the prescription, recommendation, endorsement, purchase, supply, order or use of medicinal products is also prohibited in the EU. Interactions between pharmaceutical companies and health care professionals are governed by strict laws, such as national anti-bribery laws of European countries, national sunshine rules, regulations, industry self-regulation codes of conduct and physicians’ codes of professional conduct. Failure to comply with these requirements could result in reputational risk, public reprimands, administrative penalties, fines or imprisonment. Infringement of related laws could result in substantial fines and imprisonment.

Payments made to physicians and other health care professionals in certain EU Member States must be publicly disclosed. Moreover, agreements with health care professionals may require prior notification or approval by the health care professional’s employer, his or her competent professional organization and/or the regulatory authorities of the individual EU Member States. Failure to comply with these requirements could result in reputational risk, public reprimands, administrative penalties, fines or imprisonment

French Regulatory Framework

In France, articles L.1453-1 and D.1453-1 et seq. of the French Public Health Code (Code de la santé publique) set out rules regarding disclosures on remuneration and advantages awarded to certain health professionals by companies that produce or market health products. Under this regime, companies that produce or market in France, products referred to in Article L.5311-1 of the French Public Health Code (including health products such as drug candidates), or that provide services associated with these products, must disclose, on a single public website, any advantages and remuneration effectively awarded to health professionals of over ten euros in value, as well as any agreements entered into with health professionals, along with detailed information on each agreement (exact purpose, date of signature, duration, direct beneficiary and ultimate beneficiary, and amount under the agreement). Failure to comply with any or all of these rules may subject the companies and healthcare professionals concerned to substantial criminal penalties, in addition to a significant risk to their reputation.

The French Public Health Code, in particular articles L.1453-3 and seq. of the French Public Health Code (Code de la santé publique), also contains “anti-gift” provisions that, in general, prohibit companies that make or market health products from awarding payments or advantages to health professionals, with a limited number of exceptions, and strictly define the conditions under which such payments or advantages may legally be granted. The French Public Health Code defines the natural and legal persons that are concerned, the scope of transactions excluded from the ban (including negligible-value benefits within thresholds set by ministerial order) and the transactions authorized under certain conditions, as well as the process for authorization. Failure to comply with some or all of these rules, in addition to posing a significant risk to their reputations, may result in significant criminal penalties being imposed on the companies and healthcare professionals concerned.

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

Additionally, there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several recent Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, reduce the cost of drugs under Medicare, and reform government program reimbursement methodologies for drugs. For example, the U.S. Department of Health and Human Service, or HHS, imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation on an annual basis. Additionally, HHS has been empowered to negotiate the price of certain single-source drugs that have been on the market for at least seven (7) years covered under Medicare, or Medicare Drug Price Negotiation Program. Each year up to twenty (20) products will be selected by HHS for the Medicare Drug Price Negotiation Program. Products subject to the Medicare Drug Price Negotiation Program are expected to experience a significant reduction in reimbursement from the Medicare program on a per unit basis.

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

In the EU, pricing and reimbursement schemes vary widely from country to country. For example, some EU Member States may restrict the range of products for which their national health insurance systems provide reimbursement. Other countries may control the prices of medicinal products for human use or allow companies to fix their own prices for products but monitor and control prescription volumes and issue guidance to physicians to limit prescriptions. Such pricing negotiations with governmental authorities can take considerable time after receipt of marketing approval for a product. Political, economic and regulatory developments may further complicate pricing negotiations.

In addition, EU Member States often require the completion of additional health technology assessments that compare the cost- effectiveness of a particular product candidate to currently available therapies. This Health Technology Assessment (HTA), process is the procedure according to which the assessment of the public health impact, therapeutic impact and the economic and societal impact of use of a given medicinal product in the national healthcare systems of the individual country is conducted. The outcome of HTA regarding specific medicinal products will often influence the pricing and reimbursement status granted to these medicinal products by the competent authorities of individual EU Member States. At the EU-level, on January 12, 2025, Regulation No 2021/2282 on Health Technology Assessment (HTA Regulation), entered into application through a phased implementation. The Regulation initially applies to new active substances for oncology and ATMPs. It will be expanded to orphan medicinal products in January 2028, and to all centrally authorized medicinal products as of 2030. Select high-risk medical devices also came into scope in 2026. The HTA Regulation is intended to boost cooperation among Member States in assessing health technologies, including new medicinal products. The Regulation establishes a framework for EU-level joint clinical assessments, increasing cooperation among Member States on clinical aspects of health technology evaluation. Individual EU Member States will continue to be responsible for assessing non-clinical (e.g., economic, social, ethical) aspects of health technologies, and making decisions on pricing and reimbursement.

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

Anti-kickback laws including, without limitation, the federal Anti-Kickback Statute that applies to items and services reimbursable under governmental healthcare programs such as Medicare and Medicaid, make it illegal for a person or entity to, among other things, knowingly and willfully solicit, receive, offer or pay remuneration, directly or indirectly, to induce, or in return for, purchasing, leasing, ordering, or arranging for or recommending the purchase, lease, or order of any good, facility, item, or service reimbursable, in whole or in part, under a federal healthcare program. Due to the breadth of the statutory provisions, limited statutory exceptions and regulatory safe harbors, and the scarcity of guidance in the form of regulations, agency advisory opinions, sub-regulatory guidance and judicial decisions addressing industry practices, it is possible that our practices might be challenged under anti-kickback or similar laws. Moreover, healthcare reform legislation has strengthened these laws. For example, the Affordable Care Act, among other things, amended the intent requirement of the federal Anti-Kickback Statute and criminal healthcare fraud statute to clarify that a person or entity does not need to have actual knowledge of these statutes or specific intent to violate them in order to have committed a crime. In addition, Affordable Care Act clarifies that the government may assert that a claim that includes items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act.

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

Item 5.    Operating and Financial Review and Prospects.

You should read the following discussion of our operating and financial review and prospects in conjunction with our audited consolidated financial statements and the related notes thereto included elsewhere in this Annual Report. In addition to historical information, the following discussion and analysis contains forward looking statements that reflect our plans, estimates and beliefs. Our actual results and the timing of events could differ materially from those anticipated in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this Annual Report, particularly in sections titled “Risk Factors” and “Special Note Regarding Forward- Looking Statements.” The audited consolidated financial statements as of and for the years ended December 31, 2025, 2024 and 2023 were prepared in accordance with IFRS Accounting Standards, as issued by the International Accounting Standards Board, or IASB.

This section of our Annual Report on Form 20-F discusses our financial condition and results of operations for the fiscal years ended December 31, 2025 and 2024, and year-to-year comparisons between fiscal 2025 and fiscal 2024. A discussion of our financial condition and results of operations for the fiscal year ended December 31, 2023 and year-to-year comparisons between fiscal 2024 and fiscal 2023 that are not included in this Annual Report on Form 20-F can be found in “Operating and Financial Review and Prospects” in Part I, Item 5 of our Annual Report on Form 20-F for the fiscal year ended December 31, 2024, filed with the SEC on April 15, 2025.

Overview

We are a clinical-stage biopharmaceutical company focused on the research and development of oral small molecule therapies for the treatment of metabolic dysfunction-associated steatohepatitis, or MASH. We are currently evaluating lanifibranor, a novel pan-PPAR agonist, in the NATiV3 pivotal Phase III clinical trial for the treatment of adult patients with MASH, a common and progressive chronic liver disease. MASH is believed to affect 2–6% of the United States adult population and is considered as a leading cause of cirrhosis, liver transplantation and liver cancer.

In September 2021, we initiated our NATiV3 Phase III clinical trial of lanifibranor in MASH. We completed randomization of the last patient in NATiV3 in April 2025. We target the publication of topline results for MASH in the fourth quarter of 2026. If the results are positive, and subject to regulatory approval, we target the potential NDA submission for lanifibranor in the first half of 2027, with a view to potential commercialization in 2028.

Since our inception in 2011, we have focused on organizing and staffing our company, raising capital and performing research and development activities to advance our research, development and technology. Our ability to generate product revenue and to become profitable will depend upon our ability to successfully develop and commercialize lanifibranor. Since inception, we have financed our activities through successive capital increases, borrowings, the issuance of royalty certificates, upfront and milestone payments under collaboration and license agreements with our partners, subsidies and reimbursement of CIR receivables. These funds have been and are being used to fund operations and invest in activities for drug discovery and clinical development programs, infrastructure, creation of an intellectual property portfolio and administrative support. We have also established relationships with pharmaceutical collaborators, including CTTQ and Hepalys.

We have incurred significant operating losses since our inception. Our net losses were €110.4 million, €184.2 million and €354.1 for the years ended December 31, 2023, 2024 and 2025, respectively. We had cash and cash equivalents of €26.9 million, €96.6 million and €99.3 million as of December 31, 2023, 2024 and 2025, respectively, and long-term deposits of €9.0 million as of December 31, 2023 and short-term deposits of €131.6 million as of December 31, 2025. There were no long-term and short-term deposits as of December 31, 2024. We expect to continue to incur significant expenses and increasing operating losses for the foreseeable future as we advance clinical development and prepare for potential commercialization of lanifibranor. Our net losses may fluctuate significantly from quarter to quarter and year to year, depending on, among other factors, the timing of our clinical trials, the receipt of milestone payments and other payments, if any, under our collaborations with CTTQ and Hepalys, and any potential other collaborators, our expenditures on other research and development activities, and changes in fair value and interest costs. We anticipate that our expenses will increase substantially in connection with our ongoing activities, as we:

●	continue the development of lanifibranor;
●	develop, maintain, expand and protect our intellectual property portfolio;
●	manufacture, or have manufactured, clinical and commercial supplies of lanifibranor;
●	seek marketing approvals for lanifibranor;
●	establish a sales, marketing and distribution infrastructure to commercialize lanifibranor;
●	hire additional clinical, quality control and scientific personnel; and
●	continue to incur costs associated with operating as a public company in the United States and France.

Over the course of 2025, we implemented our 2025 Pipeline Prioritization Plan to focus exclusively on the development of lanifibranor, to expand the lanifibranor program team to prepare for potential filings for marketing approval and, if approved, the subsequent commercialization of lanifibranor for patients with MASH, and to stop all pre-clinical research activities related to pre-clinical programs, including the termination of the YAP-TEAD and NR4A1 programs. The 2025 Pipeline Prioritization Plan included an overall reduction in workforce by approximately 50%. The plan was substantially completed by the end of 2025.

Recent Developments, Geopolitical Events and Uncertainties

On December 31, 2025, we entered into an Asset Purchase Agreement (“APA”) with Biossil. Under the term of this agreement, Biossil agreed to purchase the “Odiparcil” compound, including patents, know-how, information, data, regulatory materials, drug substance, drug product and other intellectual property for an upfront purchase price of $0.6 million (€0.5 million). We may also be eligible to receive future milestone payments of up to $90.0 million (€77.5 million) if Biossil achieves certain regulatory and commercial milestones, and high single-digit royalties of net sales of the Odiparcil worldwide, if and when approved. The royalties will terminate, on a country-by-country basis, 10 years after the first commercial sale of the Odiparcil compound in such country. We do not retain any ownership interest, license-back, field-of-use rights, reversion or control rights in the Odiparcil compound. Any potential future payments to us under this agreement depends upon Biossil’s ability to successfully develop and commercialize Odiparcil. Because of the numerous risks and uncertainties associated with product development and regulatory approval, there is no assurance that we will receive any future payments under this agreement.

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

In addition, in the first quarter of 2024, following a routine visit during our NATiV3 clinical trial of lanifibranor in MASH, an adverse event of elevated aminotransferases in liver tests in a patient enrolled in the trial was reported. This event was assessed as a treatment-related SUSAR. Other milder cases of elevation of aminotransferases among trial participants were reported. As a result of this SUSAR, we decided to voluntarily pause screening and randomization to implement changes to the enrollment criteria to exclude patients diagnosed or with a predisposition to autoimmune liver or thyroid disease and more frequent liver monitoring for patients enrolled in the trial as recommended by the Data Monitoring Committee, or DMC.

In April 2025, we announced the completion of patient enrollment in our NATiV3 Phase III trial with the randomization of the last patient in the trial. We are targeting the publication of topline results for the fourth quarter of 2026. If the results are positive, and subject to regulatory approval, we target the potential NDA submission for lanifibranor in the first half of 2027, with a view to potential commercialization in 2028.

Conditions in the current macroeconomic environment, such as inflation, changes in interest and foreign currency exchange rates, natural disasters, geopolitical instability, impact of new or increased tariffs and escalating trade tensions, regulatory uncertainty, and supply chain disruptions, could negatively impact our business operations and financial condition. The extent and duration of such effects remain uncertain and difficult to predict. We are actively monitoring and managing our response and assessing actual and potential impacts to our operating results and financial condition, as well as developments in our business, which could further impact the developments, trends and expectations described below. See the risk factor, “Our international operations and collaborations subject us to various risks, and our failure to manage these risks could adversely affect our results of operations” described in “Risk Factors” in this Annual Report on Form 20-F.

As of the date of this report, we are not aware of specific events or circumstances that would require us to update our estimates, assumptions and judgments or to revise the carrying amounts of our assets and liabilities as of December 31, 2025. Such estimates may be adjusted as new events occur and additional information is obtained. The adjustments will be recognized in the consolidated financial statements as soon as we become aware of such new events or additional information. Actual results may differ from the estimates, and any differences may have a material impact on our consolidated financial statements.

Key Components of Our Results of Operations

Revenue

Our revenue of €4.5 million for the year ended December 31, 2025 consisted of the $10 million (€8.9 million) gross milestone payment invoiced to CTTQ, net of the $5 million (€4.4 million) credit notes recognized under the CTTQ License Agreement following the closing of the second tranche of the Structured Financing in May 2025.

In October 2024, we entered into the CTTQ Amendment to the CTTQ License Agreement. Under the CTTQ Agreement, as amended, we are eligible to receive the following milestone payments from CTTQ (i) an aggregate amount of up to $20 million upon the achievement of certain development and regulatory milestones, (ii) subject to regulatory approval, an aggregate amount of up to $250 million upon the achievement of certain commercial milestones, and (iii) an aggregate amount of up to $30 million, $10 million each, triggered by (a) completion of a successful first equity tranche, (b) completion of a successful second equity tranche, and (c) publication of positive topline data from the NATiV3 trial. Additionally, we are eligible to receive from CTTQ royalties of flat low single digits of net sales after the first sale of lanifibranor.

Following the closing of the first tranche of the Structured Financing in October 2024, CTTQ paid us $10 million and following the closing of the second tranche of the Structured Financing in May 2025, CTTQ paid us $10 million.

To date, we have not generated any revenue from the sale of products and we may never succeed in obtaining regulatory approval for lanifibranor, or any product candidate in the future, and generate product revenue. Our ability to generate product revenue and to become profitable will depend upon our ability to successfully develop and commercialize lanifibranor and our other potential programs. Because of the numerous risks and uncertainties associated with product development and regulatory approval, we are unable to predict the amount or timing of product revenue.

Other Income

Our other income consists primarily of research tax credits.

Research tax credits (crédit d’impôt recherche), or CIR, are granted by the French tax authorities to encourage technical and scientific research by French companies. Companies that demonstrate expenses that meet the required criteria, including research expenses located in France or certain other European countries, receive a tax credit that can be used against the payment of the corporate tax due the fiscal year in which the expenses were incurred and during the next three fiscal years. Companies may receive cash reimbursement for any excess portion. We requested the reimbursement of the CIR for fiscal year 2023 in 2024 (fully paid in April 2024), the reimbursement of the CIR for fiscal year 2024 in 2025 (fully paid April 2025) and we expect to request the reimbursement of the CIR for fiscal year 2025 in 2026. Each request for reimbursement was and is expected to be made under the community tax rules for small and medium sized entities and in compliance with the current regulations. CIRs are subject to audit by the French tax authorities.

In 2025 and 2024, the CIR corresponded to the amount of research tax credit recorded for each period. The CIR for the years ended December 31, 2025, and 2024 amounted to €2.3 million and €4.9 million, respectively.

Research and Development Expenses

Research and development expenses consist primarily of costs incurred in connection with the development of our product candidates and pre-clinical programs. We expense research and development costs as incurred. These expenses include:

●	personnel expenses, including salaries, benefits and share-based compensation expense, for employees engaged in research and development activities;
●	costs of funding research performed by third parties, including payments made by us pursuant to agreements with contract research organizations, trial sites and consultants that conduct our pre-clinical studies and clinical trials, including activities related to the ongoing Phase III study, the completion of the Phase II study, the completion of Phase I studies, and patient-retention initiatives carried out during the year;
●	expenses incurred under agreements with contract manufacturing organizations, including manufacturing scale-up expenses and the cost of acquiring and manufacturing pre-clinical study and clinical trial materials, pharmaceutical development and Chemistry Manufacturing and Controls activities such as Active Pharmaceutical Ingredient manufacturing, commercial manufacturing preparations, and technology transfer work;
●	expenses for regulatory activities, including filing fees paid to regulatory agencies, regulatory interactions and submissions performed during the year;
●	depreciation and amortization; and
●	allocated expenses for facility costs, including rent, utilities and maintenance, cross-functional development activities involving clinical experts, quality assurance, pharmacovigilance, statisticians, and scientific support functions.

Following the application of IFRS 16 Leases as of January 1, 2019, only rent that is exempt from IFRS 16 is recognized as expense.

We typically use our employees, consultants, and infrastructure resources across our development programs. We track certain outsourced development costs by product candidate, but we do not allocate all personnel costs or other internal costs to specific product candidates.

As product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of development, primarily due to the increased size and duration of later-stage clinical trials, we expect that our research and development expenses will increase for the foreseeable future as we seek to advance development of lanifibranor. The successful development of lanifibranor is highly uncertain. At this time, we cannot reasonably estimate or know the nature, timing and costs of the efforts that will be necessary to complete the remainder of the development of lanifibranor, and we may never succeed in obtaining regulatory approval for lanifibranor or any product candidates we may decide to develop. We are also unable to predict when, if ever, we may start generating material net cash inflows from sales of lanifibranor or any product candidates we may develop, due to the numerous risks and uncertainties associated with clinical development, including risks and uncertainties related to:

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

We anticipate that our general and administrative expenses will increase in the future as we grow our support functions for the potential commercialization of lanifibranor. We also anticipate continuing expenses associated with being a public company in the United States and France, including costs related to audit, legal, regulatory, and tax-related services associated with maintaining compliance with U.S. and French exchange listing and SEC and the French Financial Market Authority, or AMF, requirements, director and officer insurance premiums, and investor relations costs.

Marketing - Business Development Expenses

Marketing - business development expenses consist primarily of consulting fees and other taxes, and personnel costs, including salaries, benefits, and share-based compensation expense, for our business development team. We anticipate that our sales and marketing expenses will increase in the future as we prepare for the potential launch and commercialization of lanifibranor, if approved.

Other Operating Income (Expenses)

Other operating income (expense) of 2025 primarily reflected restructuring costs incurred in connection with the implementation of the 2025 Pipeline Prioritization Plan, which mainly consisted of severance and other employee costs, as well as consulting fees associated with our restructuring activities and non-cash expenditures related to acceleration of vesting of equity awards.

Other operating income (expense) of 2024 consisted of the impairment of fixed assets, inventory impairment and transactions costs.

Net Financial Income (Expense)

The net financial income (expense) of 2025 primarily related to the change in fair value of the call options issued in connection with the T3 BSAs issued with second tranche of the Structured Financing, whose exercisability is conditioned on specific events, and to the change in fair value of the EIB Warrants. Net financial expenses also reflected interest costs related to the Royalty Certificates and interest under our Finance Agreement with the EIB, as well as foreign exchange losses on U.S. dollar–denominated cash balances. These effects were partially offset by income from deposit accounts and foreign exchange gains. Our cash and cash equivalents continued to be deposited primarily in cash accounts and short-maturity term deposits.

The net financial income (expense) of 2024 primarily related to the accounting for the Structured Financing, including the new shares issued in the second tranche of the Structured Financing, or T2 New Shares, and T3 BSAs, as well as to interest cost, foreign exchange gains and losses as well as fair value gains and losses on forward contracts, and on EIB Warrants, partially offset by income received from deposit account and foreign exchange gains. Our cash and cash equivalents were deposited primarily in cash accounts and term deposit accounts with short maturities.

Income Tax

Income tax reflects our current income tax, as well as our deferred tax income (expense).

A. Operating Results

Comparison of the Years Ended December 31, 2024 and 2025

Revenue

In the year ended December 31, 2025, revenue generated amounted to €4.5 million, a decrease of €4.7 million compared to revenue of €9.2 million generated during the year ended December 31, 2024.

Revenues for 2025 were mainly composed of the €8.9 million gross milestone payment invoiced to CTTQ, offset by €4.4 million credit notes recognized under the CTTQ License Agreement following the closing of the second tranche of the Structured Financing in May 2025.

Revenues for 2024 were mainly composed of the €9.2 million recognized under the CTTQ License Agreement following the receipt of a milestone payment from CTTQ in connection with the closing of the first tranche of the Structured Financing.

Other Income

We generated other income of €3.4 million in the year ended December 31, 2025, compared to other income of €5.5 million generated in the year ended December 2024, which represents a decrease of 38%. Other income mainly consisted of CIR in the amounts of €2.3 million and €4.9 million recorded in 2025 and 2024, respectively.

Research and Development Expenses

Our research and development expenses were €87.0 million in the year ended December 31, 2025, a decrease of €3.8 million, or 4%, compared to research and development expenses of €90.9 million in the year ended December 31, 2024.

The components of our research and development expenses were as follows for the periods presented:

	Year ended December 31,
(in thousands of €)	2024	2025	% change
Research, pre‑clinical study and clinical trial expenses	68,599	65,786	(4)%
Personnel costs, other than share‑based compensation	10,960	10,552	(4)%
Share‑based compensation expense	2,345	3,953	69%
Other expenses	8,977	6,752	(25)%
Total research and development expenses	90,880	87,043	(4)%

The decrease in our research and development expenses was primarily the result of (i) a €2.8 million decrease in research, pre-clinical study and clinical trial expenses, mainly due to the implementation of our 2025 Pipeline Prioritization Plan to focus exclusively on the development of lanifibranor and to stop all pre-clinical research activities related to pre-clinical programs, including the termination of the YAP-TEAD and NR4A1 programs; (ii) a €0.4 million decrease driven by reduced salary costs; (iii) a €1.6 million increase in share-based compensation expense related to share-based payment plans; and (iv) a €2.2 million decrease in other expenses due to the amortization costs of the right to use Fibroscans equipment.

The expenses related to research and development are partially offset by the reinvoicing to CTTQ of specific costs related to CRO expenses for clinical trials in China, for an amount of €8.4 million in 2025 compared to €5.9 million in 2024.

Research, pre-clinical study and clinical trial expenses are broken down by product candidate for the years ended December 31, 2024 and 2025 in the following table:

	Year ended December 31,
(in thousands of €)	2024	2025	% change
Lanifibranor	67,479	65,786	(3)%
YAP/TEAD	767	—	(100)%
NR4A1	359	—	(100)%
Other	(5)	—	100%
Total Research, pre‑clinical study and clinical trial expenses	68,599	65,786	(4)%

The decrease of 2.8 million, or 4%, in research, pre-clinical study and clinical trial expenses is related to the termination of our other programs as a result of the implementation of our 2025 Pipeline Prioritization Plan to focus exclusively on the development of lanifibranor.

General and Administrative Expenses

Our general and administrative expenses were €47.9 million in the year ended December 31, 2025, an increase of €32.1 million, or 204% compared to general and administrative expenses of €15.8 million in the year ended December 31, 2024, mainly related to a €29.4 million increase in personnel costs of which €20.3 million relate to share-based compensation expenses driven by our CEO transition and the accelerated vesting of equity awards for employees affected by the workforce reduction included as part of our 2025 Pipeline Prioritization plan.

Marketing — Business Development Expenses

Our marketing - business development expenses were €5.0 million in the year ended December 31, 2025, an increase of €3.0 million, or 154%, compared to marketing - business development expenses of €2.0 million in the year ended December 31, 2024. They primarily consisted of a €2.4 million increase in other expenses1 related to the commercial development of lanifibranor.

(1) Please note these expenses are different from the “Other operating expenses” presented in the section “Other Operating Income (Expenses)”

Other Operating Income (Expenses)

For the year ended December 31, 2025, our other operating income (expense) increased by €5.4 million compared to 2024. This increase is mainly due to the implementation of our 2025 Strategic Prioritization Pipeline during the first half of 2025, including restructuring expenses for €7.3 million, and a residual restructuring and restructuring-related provisions of €1.1 million on December 31, 2025 and gains on disposals for €0.3 million.

For the year ended December 31, 2024, our other operating income (expense) were €3.6 million, mainly due to €1.8 million impairment of fixed assets, €0.4 million inventory impairment and €1.6 million transaction costs.

Net Financial Income (Expense)

Our net financial loss was €212.8 million for the year ended December 31, 2025. The net financial loss is mainly due to the €179.8 million losses on fair value variation of derivative instruments in connection with the second tranche of the Structured Financing (€84.7 million) and from EIB Warrants (€95.1 million). It also includes €33.6 million interests and €3.5 million in foreign exchange losses.

Our net financial income was €4.2 million for the year ended December 31, 2025. The financial income includes €2.9 million interests earned from cash equivalents and €1.2 million foreign exchange gains generated by cash and cash equivalents denominated in U.S. dollars and the favorable exchange rate of euro against the U.S. dollar over the period.

Our net financial loss was €86.0 million for the year ended December 31, 2024. The net financial loss was mainly due to the losses on fair value variation related to the second tranche of the Structured Financing (€73.4 million, consisting of €89.4 million for the initial recognition of the fair value of derivative instruments in connection with the Structured Financing, offset by a decrease in fair value of €16 million over the period). It also included €12.2 million interests, €8.3 million on the amounts drawn under the Finance Contract, €3.2 million on Royalty Certificates and €2.2 million change in fair value of the EIB Tranche A Warrants (€1.7 million) and EIB Tranche B Warrants (€0.5 million), and €1.0 million loss in foreign exchange losses.

Our financial income was €2.9 million for the year ended December 31, 2024. The financial income included €1.1 million interests earned from deposit accounts and €1.7 million foreign exchange gain generated by cash and cash equivalents denominated in U.S. dollars and the favorable exchange rate of euro against the U.S. dollar over the period.

Income Tax

In 2025 and 2024, we faced tax losses. As the recoverability of our tax losses is not considered probable in subsequent periods due to the uncertainties inherent in our business, no deferred tax assets were recognized in the consolidated financial statements as of December 31, 2025, and 2024 in connection with tax losses carry-forward. Current taxes and deferred tax assets recognized as of December 31, 2025, are related to Inventiva Inc.

In 2025, income tax expenses amount to €22 thousand.

In 2024, income tax expenses amount to €313 thousand. The tax expenses mainly related to the deferred tax assets allowance of €235 thousand for Inventiva Inc.

B. Liquidity and Capital Resources

As of December 31, 2023, 2024 and 2025, we had cash and cash equivalents of €26.9 million, €96.6 million and €99.3 million, respectively, and short-term deposits of €131.6 million as of December 31, 2025. Since our inception, we have incurred operating losses and have financed our activities through successive capital increases, borrowings, upfront and milestone payments under collaboration and license agreements with our partners, subsidies and reimbursement of CIR receivables. During the year ended December 31, 2025, cash and cash equivalents increased slightly by €2.7 million to €99.3 million. This change reflects the €241.3 million of net cash generated from financing activities, mainly from the second tranche of the Structured Financing and our underwritten public offering in the United States, partially offset by €104.9 million of net cash used in operating activities and €133.2 million used in investing activities, primarily related to increases in short-term deposits. During the year ended December 31, 2024, the increase of €69.6 million cash and cash equivalents was mainly due to net cash generated by financing activities for aggregate net proceeds of €145.6 million.

Sources of Liquidity

In May 2022, we entered into the Finance Contract with the EIB for up to €50 million to support our preclinical and clinical pipeline, including to fund a portion of our Phase III clinical trial of lanifibranor in patients with MASH. The Finance Contract provides funding in two equal tranches of €25 million subject to conditions precedent. Following the satisfaction of the applicable conditions precedent, we drew down Tranche A in December 2022 (8% interest rate, capitalized annually with repayment due in December 2026) and Tranche B in January 2024 (7% interest rate, capitalized annually, with repayment due in January 2027). The disbursement of Tranche B was contingent on the full drawdown of Tranche A, receipt of at least €70 million since the Finance Contract, an upfront payment of at least €10 million from a transaction, operational criteria in the NATiV3 trial, and issuing EIB Tranche B Warrants. On November 28, 2022, we issued 2,266,023 EIB Tranche A Warrants to EIB pursuant to the EIB Warrant Agreement, as a condition to the financing of Tranche A. The exercise price of the EIB Tranche A Warrants is €4.02 per warrant. In January 2024, we issued 3,144,654 EIB Tranche B Warrants to EIB as a condition to the drawdown of Tranche B of €25 million under the Finance Contract with EIB. Each EIB Tranche B Warrant has a subscription price of €0.01 and gave the right to subscribe to one share, prior to any adjustments to the exercise ratio, against payment of an exercise price equal to €3.95 per warrant. The EIB Warrants include provisions that increase the number of shares issuable upon exercise of the warrants if we issue additional equity securities under certain circumstances. These anti-dilution provisions were triggered by the capital increases described below and could be triggered by future capital increases. As of the date hereof, if all EIB Warrants were exercised, EIB would receive approximately 22,681,848 ordinary shares, equal to approximately 10% of our outstanding share capital (for the purposes of this calculation, (i) the shares to be issued pursuant to the exercise of the EIB Warrants are included in the denominator and (ii) the exercise of any other dilutive instruments is excluded). The exercise ratio of the EIB warrants is currently under discussion between the EIB and the Company, due to differing interpretations between the parties related to the complexity of the contractually defined adjustment mechanisms. The ratio used for this calculation represents the Company’s most reasonable estimate to date. Once an agreement has been reached with the EIB with respect to the exercise ratio, the exercise ratio may end up being higher than anticipated and additional dilution may occur. There can be no guarantee that the EIB Warrants will be exercised in full, or at all.

In August 2023, we announced a financing of €35.7 million in gross proceeds, consisting of two transactions: (i) a capital increase through the issuance of 9,618,638 newly-issued ordinary shares at a subscription price of €3.18 per share, pursuant to which we raised €30.6 million in gross proceeds (€28.0 million in net proceeds), and (ii) the 2023 Royalty Certificates for an aggregate amount of €5.1 million. The 2023 Royalty Certificates provide the holders thereof with the right to an annual payment of royalties equal to 2% of the future net sales, if any, of lanifibranor in (i) the United States, (ii) the countries of the European Union or (iii) the United Kingdom, whichever occurs first, if at all. In July 2024, we issued and sold new royalty certificates, or the 2024 Royalty Certificates, for aggregate gross proceeds of €20.1 million (net proceeds €19.7 million). The 2024 Royalty Certificates provide the holders thereof with the right to an annual payment of royalties equal to 3% of the future net sales, if any, of lanifibranor beginning in the fiscal year following the start of sales of lanifibranor following the granting of the market authorization for lanifibranor in (i) the United States, (ii) the countries of the European Union or (iii) the United Kingdom, whichever occurs first, if at all.

In October 2024, we entered into the CTTQ Amendment to the CTTQ License Agreement. Under the CTTQ Agreement, as amended, we are eligible to receive the following milestone payments from CTTQ (i) an aggregate amount of up to $20 million upon the achievement of certain development and regulatory milestones, (ii) subject to regulatory approval, an aggregate amount of up to $250 million upon the achievement of certain commercial milestones, and (iii) an aggregate amount of up to $30 million, $10 million each, triggered by (a) completion of a successful first equity tranche, (b) completion of a successful second equity tranche, and (c) publication of positive topline data from the NATiV3 trial. Additionally, we are eligible to receive from CTTQ royalties of flat low single digits of net sales after the first sale of lanifibranor. In July 2025, we received the second milestone payment of $10 million following the issuance of the second tranche of the Structured Financing in May 2025 (see below).

In October 2024, we announced the conditional Structured Financing of up to €348 million structured into three tranches. The Structured Transaction consists of the following:

●	In October 2024, we issued 34,600,507 ordinary shares, or T1 Shares, and 35,399,481 pre-funded warrants to purchase up to 35,399,481 ordinary shares, or T1 BSAs, for aggregate gross proceeds of €94.1 million (net proceeds €86.6 million). The subscription price for the T1 Shares was €1.35 per share, or T1 Share Subscription Price, and the subscription price of each T1 BSA was €1.34 per T1 BSA, or the T1 BSA Subscription Price.

●	In December 2024, we issued 7,872,064 ordinary shares, or T1 bis Shares, and 8,053,847 pre-funded warrants to purchase up to 8,053,847 ordinary shares, or T1 bis BSAs, for aggregate gross proceeds of €21.4 million (net proceeds approximately €20.1 million). The subscription price for the T1 bis Shares and T1 bis BSAs was equal to the T1 Share Subscription Price and T1 BSA Subscription Price, respectively.
●	In May 2025, we issued 42,488,883 T2 New Shares and 43,437,036 pre-funded warrants to purchase up to 43,437,036 ordinary shares, or T2 BSAs, with each T2 New Share and T2 BSA attached to a T3 BSA, for aggregate gross proceeds of €115.6 million (net proceeds approximately €108.0 million). The subscription price per T2 New Share and T2 BSA was equal to the T1 Share Subscription Price and T1 BSA Subscription Price, respectively.

Each T3 BSA allows the holder to subscribe to 0.9 ordinary shares, at an exercise price of €1.50 per ordinary share for maximum proceeds upon exercise of €116 million (assuming all T3 BSAs are exercised). If all T3 BSAs are exercised, we would issue up to 77,333,319 new ordinary shares. The exercise of the T3 BSAs is subject to the T3 Triggering Event, i.e., release by the Company of topline data announcing that any key primary endpoint or key secondary endpoint of NATiV3 (resolution of NASH without worsening fibrosis and improvement of liver fibrosis without worsening NASH), with any dosage regimen tested in the trial, have been met no later than June 15, 2027. The T3 BSAs mature on July 30, 2027.

There can be no guarantee that the T3 Triggering Event will occur on its expected timing or at all. In addition, even if the T3 Triggering Event occurs, Investors may opt not to exercise any or all of the T3 BSAs, in which case we will receive less proceeds from the Structured Financing than expected.

In November 2025, we completed a registered underwritten public offering in the United States of 44,805,193 ADSs, at $3.85 per ADS, for gross proceeds of $172.5 million (€149.0 million), and, after deducting underwriting fees, commissions and expenses payable by us, net proceeds of $161.2 million (€139.4 million).

We requested the reimbursement of the CIR for 2024 in 2025 (fully paid April 2025 for an amount of €4.9 million) and we expect to request the reimbursement of the CIR for 2025 in 2026.

Cash Flow

The following table shows a summary of our cash flows for the periods indicated:

	Year ended December 31,
(in thousands of €)	2024	2025
Net cash used in operating activities	(85,928)	(104,884)
Net cash provided by (used in) investing activities	8,745	(133,186)
Net cash provided by financing activities	145,592	241,286
Net (decrease) increase in cash and cash equivalents	68,409	3,216

Operating Activities

During the year ended December 31, 2025, we used €104.9 million cash in operating activities, an increase of €19.0 million compared to €85.9 million for the year ended December 31, 2024. The €19.0 million increase in net cash used in operating activities was largely due to the impact of the 2025 Pipeline Prioritization plan implemented in the first half of 2025, lower revenues under the licensing agreement with CTTQ, and an increase in general and administrative expenses, partially offset by a decrease in R&D expenses.

Investing Activities

During the year ended December 31, 2025, we used €133.2 million cash in investing in activities. The cash used is mainly related to the subscription of new term deposits recognized as current financial assets for an aggregate amount of €132.8 million, including accrued interests, during the year. In addition, we recorded approximately €1.3 million of unrealized foreign exchange gains on these deposits.

During the year ended December 31, 2024, investing activities provided €8.7 million cash. The cash provided was related to the reimbursement of the 2023 deposit of €9 million in 2024.

Financing Activities

During the year ended December 31, 2025, financing activities provided €241.3 million cash, compared to €145.6 million in 2024. This increase is primarily driven by the receipt of (i) gross proceeds of €115.6 million (net proceeds of €108.0 million) from the second tranche of the Structured Financing, and (ii) gross proceeds of $172.5 million (€149.0 million) (net proceeds of €139.3 million) from the public offering in the United States in November 2025.

During the year ended December 31, 2024, financing activities provided €145.6 million cash, primarily consisting of (i) €25 million drawn in January 2024 under Tranche B of the Finance Contract, (ii) aggregate gross proceeds of €20.1 million (net proceeds €19.7 million) from the issuance of 2024 Royalty Certificates in July 2024, (iii) aggregate gross proceeds of €94.1 million (net proceeds €86.2 million) from the issuance of the T1 Shares and the T1 BSAs in October 2024, and (iv) aggregate gross proceeds of €21.4 million (net proceeds €19.8 million) from the T1 bis Shares and T1 bis BSAs.

Material cash requirements

The following table discloses aggregate information about material contractual obligations and periods in which payments were due as of December 31, 2025.

(in thousands of €)	2026	Thereafter	Total
Bank borrowings and other loans(1)	34,026	32,622	66,648
Royalty certificates	—	536,840	536,840
Lease liabilities	2,031	661	2,692
Purchase obligations - Obligations Under the Terms of CRO/CMO Agreements(2)	67,461	33,556	101,017
Total	103,518	603,679	707,197

(1)Including accrued interest payable on loans

(2)Purchase obligations include the contract CRO with Pharmaceutical Research Associates B.V.

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

Bank borrowings and other loans represent a €66.6 million cash requirement as of December 31, 2025 and are mainly related to:

●	The three loans taken out in May 2020 from a syndicate of French banks, in the form of the loans guaranteed by the French government for a total amount of €10.0 million in the context of the Covid-19 pandemic. These loans were initially set to mature in May 2021 but were amended to extend the maturity for up to an additional four years. The amendments provide for reimbursement over four years, with the first payment due in July 2022 for one loan, and the first payment due in September 2022 for the two other loans. €1.3 million is outstanding on December 31, 2025.
●	The three loans taken out in June 2022 from a syndicate of French banks, in the form of the loans guaranteed by the French government for a total amount of €5.3 million. The French state-guaranteed loan granted by Bpifrance is guaranteed up to 90% by the French government and has a maturity aligned with the existing 2020 PGE for which we have opted for a linear repayment extension until May 2026. The two equity recovery loans, obtained as part of a French government initiative to support companies, have been granted by Crédit Agricole Champagne-Bourgogne and Société Générale. The equity recovery loans are guaranteed predominantly by the state and feature an eight-year financing period and a four-year repayment period. €4.7 million is outstanding on December 31, 2025 and €0.2 million in interests.

●	The disbursement of €50 million under the Finance Contract with the EIB, €25 million pursuant to the drawdown of Tranche A and €25 million pursuant to the drawdown of Tranche B. Capitalized and accrued interests amounted to €10.6 million on December 31, 2025. Repayment of Tranche A is due in December 2026 and repayment of Tranche B is due in January 2027.

Royalty Certificates represent a total of €536.8 million cash requirements as of December 31, 2025 and are related to undiscounted royalties from:

●	The 2023 Royalty Certificates issued for aggregate gross proceeds of €5.1 million (net proceeds €5.1 million).
●	The 2024 Royalty Certificates issued for aggregate gross proceeds of €20.1 million (net proceeds €19.7 million).

Leases represent a €2.7 million cash requirements as of December 31, 2025, with a repayment horizon up to 2027.

In connection with the NATiV3 clinical trial of lanifibranor, we have entered into agreements with several contract research organizations and contract manufacturing organizations, including with Pharmaceutical Research Associates B.V. The total amount to be paid under the agreement with Pharmaceutical Research Associates B.V. amounted globally to €290.9 million as of December 31, 2025, with €88.4 million remaining to be paid, and a repayment horizon up to 2028. These obligations represent off-balance sheet commitments.

Operating Capital Requirements

From inception, we have financed our growth through successive capital increases, debt including royalty certificates, collaboration and license agreements and payment of French Research tax credit (Credit d’Impôt Recherche, ‘CIR’) receivables. We continue to pursue our research and development activities for our product candidate lanifibranor.

We have incurred operating losses and negative cash flows from operations since inception due to the innovative nature of the product candidates we were developing and the product candidate we continue to develop, which necessitates a research and development phase spanning several years. We do not expect to generate revenue from product sales in the near future. With the biopharmaceutical industry’s product development phases requiring increasing investments, our financing needs will continue to grow as clinical trials of lanifibranor progress.

As of December 31, 2025, we have €99.3 million of cash and cash equivalents, consisting of cash and short-term deposit accounts that are liquid and easily convertible within three months without penalty or risk of change in value and €131.6 million of short-term deposits convertible in a period exceeding three months. We estimate that our cash, cash equivalents and short-term deposits, given our current cost structure and our projected expenditure commitments, should enable us to finance our operations until the middle of the first quarter of 2027.

Accordingly, our current cash and cash equivalents will not be sufficient to cover our operating needs for at least the next 12 months. These events and conditions indicate that a material uncertainty exists that may cast significant doubt on our ability to continue as a going concern and, therefore, we may be unable to realize our assets and discharge our liabilities in the normal course of business.

If the T3 BSAs issued in the Structured Financing are exercised in full by their holders for proceeds of up to €116.0 million, we estimate that such potential additional proceeds would enable us to finance our activities until the middle of the third quarter of 2027.

These estimates are based on our current business plan, which assumes the anticipated repayment to EIB of Tranche A, which is due in December 2026 and Tranche B which is due in January 2027, but exclude any potential future milestone payments payable to or by us and any additional expenditures related to our product candidate or resulting from any potential in licensing or acquisition of additional product candidates or technologies, or any associated development we may pursue. We may have based these estimates on assumptions that are incorrect or we may amend our business plan in the future, and we may end up using our resources sooner than anticipated. These estimates may be shortened in the event of an increase, in expenditure relating to the development programs beyond our expectations, or if our development program progresses more quickly than expected. In addition, there is no guarantee that the T3 BSAs will be exercised in full, if at all.

We will need to raise additional funds to support our activities and research and development programs, as currently planned, through:

•	potential issuance of ADSs under our existing ATM program;
•	potential other public or private offerings; and
•	potential strategic transactions such as business development partnerships and/or other business development arrangements.

We cannot guarantee that we will be able to obtain the necessary financing or execute any transaction, through any of the aforementioned measures or by other means, to meet our needs or to obtain funds on acceptable terms and conditions, on a timely basis, or at all. If we are unable to obtain funding in a timely manner, we may be required to significantly curtail, delay or discontinue one or more of our research or development programs or the commercialization of any approved product or be unable to expand our operations or otherwise capitalize on our business opportunities, as desired, which would impair our prospects and operations. While recent financing events have improved our financial position, access to additional capital in the future remains subject to market conditions and investor interest.

If we are unable to continue as a going concern, we may have to liquidate assets and may receive less than the value at which those assets are carried on our financial statements. We may also determine to cease operations or file for bankruptcy protection. In any of these circumstances, it is likely that investors will lose all or part of their investment. If there remains substantial doubt about our ability to continue as a going concern, investors or other financing sources may be unwilling to provide funding to us on commercially reasonable terms, if at all.

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

D.Trend Information

For a discussion of trends, see “Item 4.B—Business Overview,” “Item 5.A—Operating Results” and “Item 5.B—Liquidity and Capital Resources.”

E.Critical Accounting Estimates

Our consolidated financial statements for the years ended December 31, 2023, 2024, and 2025 respectively, have been prepared in accordance with IFRS Accounting Standards as issued by the IASB.

Item 6.    Directors, Senior Management and Employees.

A.	Directors and Senior Management

The following table sets forth information concerning our executive officers and directors as of the date hereof:

Name	Age	Position(s)
Executive Officers
Andrew Obenshain	51	Chief Executive Officer
Jean Volatier	61	Chief Financial Officer and Deputy General Manager
Martine Zimmermann	57	Executive Vice President, Head of Regulatory Affairs
Jason Campagna	56	President of Research and Development, Chief Medical Officer
Non-Employee Directors
Mark Pruzanski	58	Chairman of the Board of Directors
Srinivas Akkaraju	58	Director
Renée Aguiar-Lucander(3)	63	Director
Heinz Maeusli(1)(3)(6)	63	Director
Annick Schwebig(2)(3)(4)(5)	75	Director
Andre Turenne(4)	52	Director
(1)	Chair of the audit committee.
(2)	Chair of the compensation and appointments committee.
(3)	Member of the audit committee.
(4)	Member of the compensation and appointments committee.
(5)	As representative of Cell+, the legal entity that holds this board seat.
(6)	Member of the Corporate Social Responsibility Committee.

Executive officers

Andrew Obenshain has served as our Chief Executive Officer since October 2025. Mr. Obenshain previously served as President, Chief Executive Officer and member of the Board of Directors of bluebird bio, Inc., a biotechnology company, from November 2021 until its acquisition by private investment firms in June 2025. Mr. Obenshain previously served as bluebird’s President, Severe Genetic Diseases from August 2020 to November 2021, and as bluebird’s Senior Vice President, Head of Europe from 2016 to August 2020. Prior to that, from September 2015 to September 2016, Mr. Obenshain was the general manager of France and Benelux at Shire Pharmaceuticals, Inc. and from 2007 to 2015, he held roles of increasing responsibility at Genzyme/Sanofi. Mr. Obenshain received his M.B.A. from Northwestern University’s Kellogg School of Management, and his B.A. in genetics, cell and developmental biology from Dartmouth College.

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

Martine Zimmermann has served as our Executive Vice President of Regulatory Affairs and Quality Assurance since August 2025. Prior to that, she served as the Senior Vice President and Head of Regulatory Affairs of Ipsen Biopharmaceuticals, a global biopharmaceuticals company, between January 2023 and August 2025, as Senior Vice President, Head of Global Regulatory & Quality Affairs of Alexion Pharma International from June 2016 until January 2023, and in various roles of increasing responsibility at Alexion Pharma International since 2009. Ms. Zimmermann also served as a member of our Board of Directors between April 2021 and August 2025. Throughout her career, she has acquired extensive expertise as Regulatory Affairs Executive in both small and large pharmaceutical groups, holding senior roles in the United States, Europe and Asia-Pacific. Ms. Zimmermann has worked across all phases of drug development within several therapeutic areas, interacting with relevant regulatory authorities in key markets, including the FDA, the EMA and the Japanese Pharmaceuticals and Medical Devices Agency. Ms. Zimmermann has also served as director of Ligand Pharmaceuticals, a biopharmaceutical company, since 2023 and previously served as director of Caelum Biosciences between 2018 and 2019. Ms. Zimmermann holds a Doctor of Pharmacy degree from the University of Strasbourg.

Jason Campagna has served as our President of Research and Development, Chief Medical Officer since July 2025. Dr. Campagna previously served as Chief Medical Officer of Q32 Bio Inc, a biotechnology company, between March 2021 and July 2025. Prior to that, Dr. Campagna served as Chief Medical Officer at Intercept Pharmaceuticals from November 2019 to March 2021, where he also served as Senior Vice President and Global NASH Lead from August 2016 to November 2019. From December 2020 to March 2023, Dr. Campagna served on the board of directors for Plantable Health. Dr. Campagna holds an M.D./Ph.D. in Molecular and Cellular Pharmacology from the University of Miami Miller School of Medicine and a B.S. in Biology from the University of Miami.

Non-Employee Directors

Mark Pruzanski has served as chairman of our Board of Directors since December 2024. Dr. Pruzanski has been a member of the board of directors of Equillium, a clinical-stage biotechnology company, since September 2018. Prior to joining Inventiva, Dr. Pruzanski served as a member of the Board of Directors from September 2021 to August 2023, and as Chief Executive Officer from April 2022 to September 2023 of Versanis Bio, a clinical-stage biotechnology company, where he spearheaded the development of novel therapies for obesity and other cardiometabolic diseases until the company’s acquisition in 2023 by Eli Lilly. Dr. Pruzanski was also a co-founder and member of the Board of Directors of Intercept Pharmaceuticals, a biopharmaceutical company, where he served as President and Chief Executive Officer from 2002 until January 2021. Prior to co-founding Intercept, Dr. Pruzanski was a venture partner at Apple Tree Partners, an early-stage life sciences venture capital firm that he co-founded, and an entrepreneur-in-residence at Oak Investment Partners, a venture capital firm. Dr. Pruzanski received his M.D. from McMaster University, an M.A. degree in International Affairs from the Johns Hopkins University School of Advanced International Studies, and a bachelor’s degree from McGill University.

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

Renée Aguiar-Lucander has served as a member of our Board of Directors since May 2025. Ms. Aguiar-Lucander previously served as Chief Executive Officer of Calliditas Therapeutics AB from 2017 until its acquisition by Asahi Kasei Corporation in 2024. Prior to joining Calliditas, she was a Partner and COO of Omega Fund Management, a leading international life science investment fund. Before that, she served as a Partner in the venture capital group 3i Group plc in London, where she managed the publicly quoted assets and was co-head of the global healthcare and technology portfolios. Prior to this, Ms. Aguiar-Lucander was a European Group Head and Managing Director at a global investment bank and has more than 12 years’ experience in corporate finance. She serves as a Board member of SwedenBio, a non-profit organization for the life sciences industry in Sweden, and as a Senior Advisor to Athyrium Capital Management. Ms. Aguiar-Lucander also currently serves as a member of the Board of Directors of AC Immune SA since June 2025. Ms. Aguiar-Lucander received her B.A. in Finance from Stockholm School of Economics and received her M.B.A. from INSEAD.

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

Subject to shareholder approval, which approval was obtained at the general shareholders’ meeting of December 11, 2024, we appointed Mark Pruzanski and Srinivas Akkaraju as members of the Board, and Mark Pruzanski as Chairman of the Board, pursuant to the subscription agreements we entered into on October 11, 2024 in connection with the Structured Financing. We have further agreed in the subscription agreements to nominate up to four additional persons for approval as members of the Board at a general meeting of shareholders, upon the proposal of certain of the Investors. Such additional members of the Board would replace existing members of the Board (other than Dr. Pruzanski and Dr. Akkaraju). At the general meeting of shareholders held on May 22, 2025, our shareholders elected Ms. Aguiar-Lucander, who was nominated as a director by BVF Partners.

B.	Compensation

Compensation of Directors and Executive Officers

The aggregate compensation paid and benefits in kind granted by us to our current executive officers and directors, including share-based compensation, for the year ended December 31, 2025 was €66.0 million. For the year ended December 31, 2025, the total amount to be set aside for pension, retirement or similar benefits to our directors or our executive officers was €0.2 million.

Non-Employee Director Compensation

The Annual General Meeting sets the total annual compensation amount. The most recent decision was made on May 22, 2025, setting this amount at €900,000. At its meeting on March 27, 2026, the Board of Directors decided to propose to the next shareholders’ general meeting to set this amount at €1,500,000 for the 2026 financial year and subsequent financial years until further decision by the general meeting.

The following table sets forth information regarding the compensation earned by our non-employee directors for service on our Board of Directors during the year ended December 31, 2025. Dr. Pruzanski, who is the Chairman of our Board of Directors, did not receive any additional compensation for his service as director. Mr. Cren, who served as our Chief Executive Officer and as a director until October 2025, did not receive any additional compensation for his service as a director.

The compensation of our non-employee directors takes their attendance at meetings (virtual or in person) of the Board of Directors and its committees into account as follows:

●	For attending at least 80% of the meetings of the Board of Directors held during the financial year: €100,000 per year per member (the Chairman of the Board of Directors and the Chief Executive Officer receive no remuneration in this respect);
●	For attending less than 80% of the meetings of the Board of Directors held during the financial year: a prorated amount based on €100,000 per year for 100% attendance;
●	For chairing a committee of our Board of Directors: a maximum of €13,000 per year; and
●	For membership of a committee of our Board of Directors (other than as chairperson): a maximum of €7,000 per year.

The maximum compensation for attending committee meetings explained in the last two bullets assumes attendance of 100% of the meetings of such committees during the financial year. In the event of absence from a committee meeting, the compensation will be prorated.

If one of our directors is appointed or leaves during a financial year, such director’s compensation is calculated by weighting the above-mentioned sum €100,000 in proportion to the effective term of office over the financial year and in accordance with the rules set out in the first two bullets.

The compensation of our non-employee directors received for the financial year 2025 is set out in the table below.

	Gross Fees	Warrants
Name	Earned (€)(1)	(€)(2)	Total (€)
Mark Pruzanski	236,228	14,187,928	14,424,156
Srinivas Akkaraju	120,000	—	120,000
Lucy Lu(3)	—	—	—
Renée Aguiar-Lucander(4)	77,843	—	77,843
CELL+, represented by Annick Schwebig	141,900	—	141,900
Heinz Maeusli	135,600	—	135,600
Martine Zimmermann(5)	75,288	—	75,288
Andre Turenne	128,400	—	128,400
(1)	Includes out-of-pocket expenses paid by us.
(2)	This column represents the full grant date fair value of stock options granted during the year as measured pursuant to the Black-Scholes option-pricing model.
(3)	Ms. Lucy Lu resigned as director, effective May 21, 2025.
(4)	Ms. Renée Aguiar-Lucander was appointed as a director at the general shareholders’ meeting that took place on May 22, 2025.
(5)	Martine Zimmermann resigned as director, effective August 17, 2025.

Executive Officers and Employee Director Compensation

The following table sets forth information regarding compensation earned during the year ended December 31, 2025 by Andrew Obenshain, our Chief Executive Officer, Frédéric Cren, our former Chief Executive Officer, Pierre Broqua, our former Deputy Chief Executive Officer and Chief Scientific Officer, Jean Volatier, our Chief Financial Officer and Deputy General Manager, Martine Zimmermann, our Executive Vice President, Head of Regulatory Affairs, and Jason Campagna, our President of Research and Development and Chief Medical Officer.

				Equity		All Other	Paid	Incentive
	Salary		Bonus	awards		Compensation	leave	payments	Total
Name and principal position	(€)(7)		(€)(9)	(€)		(€)(14)	(€)	(€)(15)	(€)
Andrew Obenshain	152,244		—	10,680,000	(10)	—	—	—	10,832,244
Chief Executive Officer and Director(1)
Frédéric Cren	233,337		252,773	29,805,866	(11)	978,756	13,742	3,100	31,287,574
Former Chief Executive Officer and Director(2)
Pierre Broqua	124,859		137,342	—		128,771	17,729	3,100	411,800
Former Deputy Chief Executive Officer and Chief Scientific Officer(3)
Jean Volatier	212,920		109,615	1,113,750	(12)	—	30,231	2,800	1,469,316
Chief Financial Officer and Deputy General Manager(4)
Martine Zimmermann	149,495		—	3,960,000	(13)	380	—	927	4,110,802
Executive Vice President, Head of Regulatory Affairs(5)
Jason Campagna	338,177	(8)	—	2,478,000	(10)	—	—	—	2,816,177
President Research and Development, Chief Medical Officer(6)
(1)	Mr. Obenshain was appointed as Chief Executive Officer, effective October 1, 2025.
(2)	Mr. Cren stepped down as Chief Executive Officer and Director, effective September 30, 2025.
(3)	Mr. Broqua stepped down as Deputy Chief Executive Officer and Chief Scientific Officer, effective June 30, 2025.
(4)	Mr. Volatier has served as our Chief Financial Officer since August 2012, and as our Deputy General Manager since January 2024.
(5)	Ms. Zimmermann was appointed as Executive Vice President of Regulatory Affairs and Quality Assurance, effective August 18, 2025.
(6)	Mr. Campagna was appointed as President of R&D and Chief Medical Officer, effective in July 2025.
(7)	Reflects gross compensation before taxes.
(8)	No split is made between salary and bonus for Mr. Campagna.
(9)

For fiscal year 2025, variable compensation has been determined based on the achievement of targets set at the beginning of the year by the Board of Directors in view of Compensation and Appointments Committee recommendations. The performance criteria, which are qualitative in nature, are related to product development, clinical studies results, regulatory approval for certain products, as well as the marketing strategy and financial visibility.

(10)	Reflects the valuation of a grant to Mr. Obenshain of 6,000,000 stock options pursuant to the SO 2025-2 plan and of a grant to Mr. Campagna of 1,400,000 stock options pursuant to SO 2025-1 plan.
(11)	Reflects the valuation of a grant of 6,158,699 free shares (AGA 2025-1) to Mr. Cren.
(12)	Reflects the valuation of a grant of 225,000 free shares (AGA 2025-2) to Mr. Volatier.
(13)	Reflects the valuation of a grant of 800,000 free shares (AGA 2025-2) to Ms. Zimmermann.

(14)	Represents exceptional compensation, pension indemnities, housing, car allowances and social guarantees for company managers and executives (GSC) paid during the financial year.
(15)	Relates to profit-sharing agreement payments.

Following the entry in force of the Sapin 2 Law (French law No. 2016-1691 of December 9, 2016), the payment of the elements of variable compensation and, as appropriate, exceptional compensation attributed for a financial year to the Chairman of the Board, the Chief Executive Officer and the Deputy Chief Executive Officer, is conditional on approval by the next ordinary general meeting of their elements of compensation, paid or attributed during the said financial year (ex post vote). The payments of the above variable compensation are subject to approval by our shareholders at the next extraordinary shareholder meeting.

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

We had twenty four share-based compensation plans in force in 2025 for our executive officers, non-employee directors, employees and service providers, the BSPCE 2021 Plan, AGA 2023-1, AGA 2024-1, AGA 2024-2, AGA 2024-3, AGA 2024-4, AGA 2025-1, AGA 2025-2, AGA 2025-3, AGA 2025-4 and AGA 2025-5 Plans, the BSA 2017, BSA 2018, BSA 2019, BSA 2019 bis, BSA 2019 ter, BSA 2021, BSA 2023-1 and BSA 2023-2 Plans, the SO 2024-1, SO 2024-2, SO 2025-1, SO 2025-2 and SO 2025-3 Plans. In general, founder’s share warrants and share warrants no longer continue to vest following termination of the employment, office or service of the holder and all vested shares must be exercised within post-termination exercise periods set forth in the grant documents. In the event of certain changes in our share capital structure, such as a consolidation or share split or dividend, French law and applicable grant documentation provides for appropriate adjustments of the numbers of shares issuable and/or the exercise price of the outstanding warrants.

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

In 2025, we had one founder’s share warrants plan in effect:

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

As of December 31, 2025, we had issued eight types of share warrants as follows:

	BSA		BSA		BSA		BSA		BSA		BSA	BSA	BSA
Plan title	2017 plan		2018 plan		2019 plan		2019 bis plan		2019 ter plan		2021 plan	2023 plan	2023-2 Plan
Meeting date	May 29, 2017		May 28, 2018		May 27, 2019		May 27, 2019		May 27, 2019		April 16, 2021	May 25, 2023	December 15, 2023
Decision of issuance by the Board of Directors	May 29, 2017		December 14, 2018		June 28, 2019		March 9, 2020		March 9, 2020		April 16, 2021	May 25, 2023	December 15, 2023
Total number of BSAs authorized (General meeting)	600,000		600,000		600,000	(1)	600,000	(1)	600,000	(1)	50,000	10,000	20,000
Total number of BSAs authorized (Board of Directors)	195,000	(2)	126,000	(3)	10,000		10,000		36,000		50,000	10,000	20,000
Total number of BSA subscribed	195,000		126,000		10,000		10,000		36,000		16,000	—	—
Start date for the exercise of the BSAs	(2)		(3)		(4)		(5)		(6)		(8)	(9)	(9)
BSA expiration date	May 29, 2027		December 14, 2028		June 28, 2029		March 9, 2030		March 9, 2030		March 31, 2034	March 31, 2036	March 31, 2036
BSA exercise price per share	€6.675		€6.067		€2.20		€3.68		€3.68		€11.74	€2.51	€3.91
Number of shares subscribed as of December 31, 2025	—		—		—		—		—		—	—	—
Total number of shares available for subscription as of December 31, 2025	130,000		116,000		10,000		10,000		36,000		14,333	10,000	20,000
Maximum number of new shares that can be issued	130,000		116,000		10,000		10,000	(7)	36,000	(7)	14,333	10,000	20,000
(1)	Total number of BSAs authorized for all 2019 plans is 600,000.
(2)	All rights granted under this plan have fully vested. 10,000 BSA 2017 were exercised and 55,000 BSA 2017 were cancelled or have lapsed.
(3)	All rights granted under this plan have fully vested. 10,000 BSA 2018 were cancelled or have lapsed.
(4)	All rights granted under this plan have fully vested.
(5)	All rights granted under this plan have fully vested.
(6)	All rights granted under this plan have fully vested.
(7)	On March 9, 2020, our Board of Directors granted 10,000 BSA 2019 bis and 36,000 BSA 2019 ter all of which have been subscribed by the beneficiaries.
(8)

The BSA 2021 share warrants vested on March 25, 2024, when the Board of Directors confirmed the partial satisfaction of the vesting conditions. 30,000 BSA granted under this plan were cancelled in June 2021 and 4,000 were cancelled in 2022. The BSA 2021 share warrants will expire ten years after vesting.

(9)	The BSA 2023 and BSA 2023-2 may be exercised from March 27,2026 period of ten (10) years from that date.

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

Free Shares (actions gratuites)

As of December 31, 2025, ten AGA plans remained outstanding: AGA 2023-1, AGA 2024-1, AGA 2024-2, AGA 2024-3, AGA 2024-4, AGA 2025-1, AGA 2025-2, AGA 2025-3, AGA 2025-4 and AGA 2025-5.

Our Free Share Plans were adopted by our Board of Directors on:

●	May 25, 2023 for the 2023-1 Free Share Plan,
●	December 13, 2024 for the 2024-1, 2024-2, 2024-3 and 2024-4 Free Share Plans,
●	September 26, 2025 for the 2025-2 and 2025-3,
●	September 30, 2025 for the 2025-1, and
●	December 15, 2025 for the 2025-4 and 2025-5.

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

The conditions for the allocation of free shares as decided by the Board of Directors at its meetings of April 16, 2021 and December 8, 2022, May 25, 2023, December 15, 2023, December 13, 2024, September 26, 2025, September 30, 2025 and December 15, 2025 are set out below. None of the interested parties holds more than 10% of the share capital, no allocation will result in one of the interested parties holding more than 10% of the share capital and no corporate officer has benefited from said allocations.

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

In May 2023, Frédéric Cren was not eligible for an allotment of free shares under Article L. 225-197-1 II of the French Commercial Code, as he was holding more than 10% of our share capital. The Board of Directors therefore decided on May 25, 2023 to grant 300,000 performance units, or PAGUP 2023, instead of shares under our Free Share plan. However, on December 1, 2023, Article L. 225-197-1 II of the French Commercial Code was amended to exclude shares held by the shareholder for 7 years or longer from the calculation of this 10% threshold. The Board of Directors therefore decided on March 25, 2024 to replace the grant of 300,000 PAGUP 2023 with a grant of 300,000 performance shares (AGA 2023-1) with the same vesting conditions as AGA 2023-1.

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

On June 25, 2025, the Board of Directors adopted an amendment to the AGA 2024-2 plan granted to Pierre Broqua, in connection with his retirement from the Company. The amendment removed the presence and performance conditions while maintaining the initial vesting and lock-up schedule, resulting in a share-based compensation expense of €0.6 million as of June 30, 2025.

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

2025 Free Share Plans

On December 15, 2025, the Board of Directors adopted two new allocation plans for employees, namely AGA 2025-4, comprising 68,000 free shares, and AGA 2025-5, comprising 500,000 free shares.

On September 30, 2025, the Board of Directors adopted a plan to allocate 6,158,699 free shares, or AGA 2025-1, to Mr. Cren. The same day, the Board of Directors also amended grants made to Mr. Cren pursuant to the AGA 2023-1, AGA 2024-1 and AGA 2025-1 plans. On November 27, 2025, the Combined General Meeting approved this decision. The amendments partially waived presence and performance conditions of AGA 2023-1, AGA 2024-1 and AGA 2025-1 plans, which resulted in an aggregate share-based compensation expense of €11.1 million as of December 31, 2025.

On September 26, 2025, the Board of Directors adopted two allocation plans for employees: AGA 2025-2, comprising 2,370,500 free shares, and AGA 2025-3, comprising 38,000 free shares.

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

2024-2 Stock Option Plan

On December 20, 2024, the Board of Directors adopted a plan to allocate 301,000 stock-options, or SO 2024-2, to employees outside of France. Rights granted under the SO 2024-2 plan will vest by one third each year, starting on the grant date and ending respectively on the three anniversary periods of the grant date, subject to a presence condition.

Each SO-2024-2 will entitle the holder to subscribe to one share, at an exercise price of €2.35 (including issue premium).

2025 Stock Option Plans

On October 10, 2025, the Board of Directors decided to grant 1,865,750 stock options to French employees through the new plan “SO 2025-1”.

On December 2, 2025, the Board of Directors decided to grant 6,000,000 stock options to Andrew Obenshain, Chief Executive Officer of the Company, through the new plan “SO 2025-2”.

On December 15, 2025, the Board of Directors decided to grant 1,145,500 stock options to employees through the new plan “SO 2025-3”. For this plan SO 2025-3, the final terms and conditions of the plans have been shared with the beneficiaries in January 2026. In accordance with IFRS Accounting Standards, the related share-payment expenses will be accounted for in the financial year starting January 1, 2026. Therefore, they will be reflected in the financial statements for the year ending December 31, 2026.

C.Board Practices

Board Composition

Our Board of Directors currently consists of six members. Under French law and our bylaws, our Board of Directors must be comprised of among three and 18 members, without prejudice to the derogation established by law in the event of merger. In accordance with Article L. 225-18-1 of the French Commercial Code, when the Board of Directors comprises no more than eight members, the difference between the number of directors of each gender may not exceed two. If the composition of the Board no longer complies with the first paragraph of Article L. 225-18-1 of the French Commercial Code, the Board of Directors must make temporary appointments to remedy the situation within six months of the date on which the vacancy occurs. Appointments made by the Board under this paragraph is subject to ratification at our next ordinary shareholders’ meeting. In the absence of ratification, the deliberations and actions previously taken by the Board remain valid. Their term of office, in accordance with our bylaws, is three years. By way of exception and in order only to allow the implementation or maintenance of the staggered terms of office of directors, the ordinary shareholders’ general meeting may appoint one or more directors for a term of one (1) year or two (2) years. Directors chosen or appointed to fill a vacancy must be elected by our Board of Directors. The appointment must then be ratified at the next shareholders’ general meeting. In the event the Board of Directors would be comprised of less than three directors as a result of a vacancy, the remaining directors shall immediately convene a shareholders’ general meeting to elect one or several new directors so there are at least three directors serving on the Board of Directors, in accordance with French law.

The following table sets forth the names of our directors, the years of their initial appointment as directors of the board and the expiration dates of their current term.

	Current position(s)	Year of initial appointment		Term expiration year
Mark Pruzanski	Chairman of the Board of Directors	2024		2027
Srinivas Akkaraju	Director	2024		2027
CELL+, represented by Annick Schwebig	Director	2017		2028
Renée Aguiar-Lucander	Director	2025	(1)	2026
Heinz Maeusli	Director	2019		2026
Andre Turenne	Director	2024		2027
(1)	The nomination of Ms. Aguiar-Lucander was ratified by the shareholders during the general shareholders’ meeting that took place on May 22, 2025.

Director Independence

As a foreign private issuer, under the listing requirements and rules of the Nasdaq Global Market, we are not required to have independent directors on our board of directors, except to the extent that our audit committee is required to consist of independent directors. Nevertheless, our Board of Directors has undertaken a review of the independence of the directors and considered whether any director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. Based upon information requested from, and provided by, each director concerning such director’s background, employment and affiliations, including family relationships, our Board of Directors has determined that all of our directors qualify as “independent directors” as defined under applicable rules of the Nasdaq Global Market and the independence requirements contemplated by the Exchange Act. In making these determinations, our Board of Directors considered the current and prior relationships that each non-employee director has had with our company and all other facts and circumstances that our Board of Directors deemed relevant in determining their independence, including the beneficial ownership of our ordinary shares by each non-employee director and his or her affiliated entities (if any).

Furthermore, our board has determined that, under the criteria of the Middlenext Code, which we have elected to comply with, six of our directors are “independent directors.” The Middlenext Code sets out the five following criteria justifying the independence of directors, characterized by the absence of any significant financial, contractual or family relationship likely to affect their independence of judgment:

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

Based on these criteria, our Board of Directors has determined that Mark Pruzanski, Dr. Srinivas Akkaraju, CELL+ represented by Annick Schwebig, Renée Aguiar-Lucander, Heinz Maeusli and André Turenne are “independent directors” under the independence criteria of the Middlenext Code. In making such determination, our Board of Directors considered the relationships that each non-employee director has with us and all other facts and circumstances the Board of Directors deemed relevant in determining the director’s independence, including the number of ordinary shares beneficially owned by the director and his or her affiliated entities, if any.

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

In addition, Nasdaq rules require that a listed company specify that the quorum for any meeting of the holders of ordinary shares be at least 331/3% of the outstanding shares of the company’s voting stock. Consistent with French law, our bylaws provide that a quorum requires the presence of shareholders having at least (1) 20% of the shares entitled to vote in the case of an ordinary shareholders’ general meeting or at an extraordinary shareholders’ general meeting where shareholders are voting on a capital increase by capitalization of reserves, profits or share premium, or (2) 25% of the shares entitled to vote in the case of any other extraordinary shareholders’ general meeting. If a quorum is not present, the meeting is adjourned. There is no quorum requirement when an ordinary general meeting is reconvened, but the reconvened meeting may consider only questions which were on the agenda of the adjourned meeting. When an extraordinary general meeting is reconvened, the quorum required is 20% of the shares entitled to vote, except where the reconvened meeting is considering capital increases through capitalization of reserves, profits or share premium. For these matters, no quorum is required at the reconvened meeting. If a quorum is not present at a reconvened meeting requiring a quorum, then the meeting may be adjourned for a maximum of two months.

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

Audit Committee.

Our audit committee assists our Board of Directors in its oversight of our corporate accounting and financial reporting and submits the selection of our statutory auditors, their remuneration and independence for approval. Annick Schwebig as representative of CELL+, Heinz Maeusli and Renée Aguiar-Lucander currently serve on our audit committee. Heinz Maeusli is the chairperson of our audit committee. Our board has determined that each of Annick Schwebig as representative of CELL+, Heinz Maeusli and Renée Aguiar-Lucander are independent within the meaning of the applicable listing rules and the independence requirements contemplated by Rule 10A-3 under the Exchange Act. Our Board of Directors has determined that Heinz Maeusli is an “audit committee financial expert” as defined by SEC rules and regulations and that each of the members of the audit committee qualifies as financially sophisticated under the applicable exchange listing rules.

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

Corporate Social Responsibility Committee.

On March 25, 2024, the Board of Directors decided to establish a specialized corporate social responsibility committee to comply with the Middlenext Code, whose main mission is to supervise our corporate social responsibility, or CSR, policy and its deployment, to validate our extra-financial performance and to report to the Board of Directors on matters related thereto. Our CSR committee will work in coordination with our audit committee on some common matters, including data privacy and cybersecurity, and with our management’s CSR operating committee. It will also help assess applicability and prepare for compliance with any reporting requirements that may apply to us. Our CSR committee met for the first time on April 2, 2025. Heinz Maeusli currently serves on our CSR committee. Prior to her resignation in August 2025, Martine Zimmerman served as chair of the CSR committee. The Board of Directors intends to appoint more members and a new chair of the CSR committee at a future meeting.

Frequency of Board and Board Committee Meetings

Under the terms of its internal regulations, the Board of Directors meets at least 4 times a year, and as often as our interests require. In 2025, the Board of Directors met 15 times. The annual collective attendance rate of the Board of Directors is over 80%.

In 2025, the Audit Committee met 4 times, on March 24, 2025, June 25, 2025, September 26, 2025 and December 15, 2025. In 2025, the annual collective attendance rate of the Audit Committee was over 75%. During this year, the deployment of our risk management and internal control system was reviewed, including the SOX (Sarbanes-Oxley) framework.

In 2025, the Compensation and Appointments Committee met 7 times, on February 20, 2025, April 14, 2025, June 16, 2025, July 16, 2025, September 22, 2025, October 20, 2025 and December 9, 2025. In 2025, the annual collective attendance rate of Compensation and Appointments Committee was 100%.

The Corporate Social Responsibility Committee met once, on April 2, 2025, with a 100% attendance rate.

D.	Employees

As of December 31, 2025, we had 77 employees, 69 of whom were full-time employees and 8 of whom were part-time employees. As of December 31, 2025, 47 of our employees were engaged in research and development activities and 30 of our employees were engaged in business development, finance, information systems, facilities, human resources or administrative support. As of December 31, 2025, 58 of our employees were located in France, 17 in the U.S and 2 elsewhere.

Our French employees are represented by collective bargaining agreements of the pharmaceutical industry.

	At December 31,
Function:	2023	2024	2025
Business development, Finance, IT, Facilities, Human Resources or Administrative Support	27	29	30
Research and development	96	89	47
Total	123	118	77
Geography:
France	112	107	58
United States	9	9	17
Elsewhere	2	2	2
Total	123	118	77

E.	Share Ownership

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

The following table and accompanying footnotes set forth, as of March 1, 2026, information regarding beneficial ownership of our ordinary shares by:

●	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our ordinary shares;
●	each of our executive officers;
●	each of our directors; and
●	all of our executive officers and directors as a group.

Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security, including free shares that vest within 60 days of March 1, 2026 and options and warrants that are currently exercisable or exercisable within 60 days of March 1, 2026. Shares subject to free shares that vest within 60 days of March 1, 2026 and shares subject to warrants currently exercisable or exercisable within 60 days of March 1, 2026 are deemed to be outstanding for computing the percentage ownership of the person holding these free shares and warrants and the percentage ownership of any group of which the holder is a member, but are not deemed outstanding for computing the percentage of any other person.

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

Our calculation of the percentage of beneficial ownership is based on 207,707,475 of our ordinary shares outstanding as of February 26, 2026.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Inventiva S.A., 50 rue de Dijon, 21121 Daix, France.

	Number of	Percentage of
	shares	shares
	beneficially	beneficially
Name of beneficial owner	owned	owned
5% Shareholders:
Entities affiliated with Invus Public Equities, L.P.(1)	16,064,813	7.7%
Entities affiliated with Sofinnova Crossover I SLP(2)	15,186,473	7.3%
Entities affiliated with Andera Partners(3)	14,114,476	6.8%
Entities affiliated with Samsara BioCapital, L.P.(4)	13,540,194	6.5%
Entities affiliated with Deep Track Capital, LP(5)	11,668,983	5.6%
Executive Officers:
Pierre Broqua(6)	3,984,388	1.9%
Jason Campagna	—	—
Frederic Cren(7)	6,093,891	2.9%
Andrew Obenshain	—	—
Jean Volatier(8)	281,300	*
Martine Zimmermann	—	—
Directors:
Mark Pruzanski(9)	4,299,372	2.0%
Srinivas Akkaraju(10)	13,540,194	6.5%
Renée Aguiar-Lucander(11)	24,700	*
Heinz Maeusli	—	—
CELL+ represented by Annick Schwebig(12)	33,076	*
Andre Turenne	—	—
All directors and executive officers as a group (12 persons)	28,256,921	13.3%

*Represents beneficial ownership of less than 1%.

(1)

The information shown is based upon disclosures on a Schedule 13G/A filed with the SEC on July 31, 2025 by Invus Public Equities, L.P. (“Invus Public Equities”), Invus Public Equities Advisors, LLC (“Invus PE Advisors”), Invus Global Management, LLC (“Global Management”), Siren, L.L.C. (“Siren”) and Mr. Raymond Debbane. Consists of 14,814,813 ordinary shares held directly by Invus Public Equities, plus an additional 1,250,000 ADSs purchased in the registered underwritten public offering in November 2025. Invus PE Advisors is the general partner of Invus Public Equities. Invus Global Management is the managing member of Invus PE Advisors. Siren is the managing member of Invus Global Management and Mr. Raymond Debbane is the managing member of Siren. The address for Invus Public Equities and Invus PE Advisors is 750 Lexington Avenue, 30th Floor, New York, New York 10022.

(2)

The information shown is based upon disclosures on a Schedule 13G/A filed with the SEC on February 17, 2026 by Sofinnova Crossover I SLP (“SC”), Sofinnova Crossover II SLP (“SC II”), Sofinnova Partners SAS (“SP SAS”), and Antoine Papiernik (“Papiernik”), Cedric Moreau (“Moreau”), Kinam Hong (“Hong”), and Joseph Anderson (“Anderson”), the members of the investment committee of SC II, and Jacques Theurillat (“Theurillat”), together with Papiernik, Moreau, Hong, and Anderson the members of the investment committee of SC (together with SC, SC II, and SP SAS, the “Filing Persons”). SP SAS is the management company of SC and SC II. Consists of 8,433,227 ordinary shares (with 12,332,804 voting rights related to such shares) held by SC and 6,753,246 ordinary shares held by SCII. The principal business address of each is 7-11, boulevard Haussmann 75009 Paris, France.

(3)

The information shown is based upon disclosures on a Schedule 13G filed with the SEC on February 17, 2026 by Andera Partners, BioDiscovery 6 FPCI, Stephane Bergez and Francois Xavier Mauron. Consists of 12,296,295 ordinary shares and 1,818,181 ADSs held directly by BioDiscovery 6 FPCI. BioDiscovery 6 FPCI is managed by its management company, Andera Partners. The managing partners of Andera Partners are Stephane Bergez and Francois Xavier Mauron. As a result, each of the Reporting Persons may be deemed to beneficially own the securities held by BioDiscovery 6. 2 place de Rio de Janeiro 75008 Paris France

(4)

The information shown is based upon disclosures on a Schedule 13G filed with the SEC on November 19, 2025 by Samsara BioCapital, L.P. (“Samsara LP”), Samsara BioCapital GP, LLC (“Samsara GP”), Samsara Opportunity Fund, L.P. (“Samsara Opportunity Fund”), Samsara Opportunity Fund GP, LLC (“Samsara Opportunity GP”) and Dr. Srinivas Akkaraju (“Dr. Akkaraju”). Their ownership of our securities consists of (i) 8,345,389 ordinary shares held by Samsara LP; (ii) 4,324,894 pre-funded warrants (exercisable for up to 4,324,894 ordinary shares) held directly by Samsara LP; (iii) 6,637,037 T3 BSAs (exercisable for up to 5,973,333 ordinary shares), held by Samsara LP; and (iv) 5,194,805 ADSs held by Samsara Opportunity Fund. Samsara GP is the sole general partner of Samsara LP and Dr. Akkaraju is the managing member of Samsara GP. Each of Samsara GP and Dr. Akkaraju possesses power to direct the voting and disposition of the securities held by Samsara LP. The Pre-funded Warrants contain a provision which precludes exercise of the Pre-funded Warrants to the extent that, following exercise, Samsara LP, together with its affiliates and other attribution parties, would own more than 4.99% of the outstanding Ordinary Shares. Samsara Opportunity GP is the sole general partner of Samsara Opportunity Fund and Dr. Akkaraju is the managing member of Samsara Opportunity GP. Each of Samsara Opportunity GP and Dr. Akkaraju possesses power to direct the voting and disposition of the securities held by Samsara Opportunity Fund. The principal business address for each is 628 Middlefield Road, Palo Alto, CA 94301.

(5)

The information shown is based upon disclosures on a Schedule 13G filed with the SEC on January 30, 2026 by Deep Track Capital, LP, Deep Track Biotechnology Master Fund, Ltd., and David Kroin. Deep Track Capital, LP is the relevant entity for which David Kroin may be considered a control person. Consists of 8,504,604 ordinary shares and, 3,164,379 ADSs. The principal business address of Deep Track Capital, LP is 200 Greenwich Ave, 3rd Floor, Greenwich, CT 06830. The principal business address of Deep Track Biotechnology Master Fund, Ltd. is c/o Walkers Corporate Limited, 190 Elgin Ave, George Town, KY1-9001, Cayman Islands. The principal business address of David Kroin is c/o 200 Greenwich Ave, 3rd Floor, Greenwich, CT 06830.

(6)	Consists of 3,769,388 ordinary shares and 215,000 vested founder share warrants granted under the BSPCE 2021 Plan.
(7)	Consists of 5,878,891 ordinary shares and 215,000 vested founder share warrants granted under the BSPCE 2021 Plan.
(8)	Consists of 281,300 ordinary shares.
(9)	Consists of 4,299,372 vested options to purchase ordinary shares granted under the SO 2024-1 Plan.
(10)	See note (4) above. Dr. Akkaraju possesses power to direct the voting and disposition of the securities held by Samsara LP and Samsara Opportunity Fund.
(11)	Consists of 24,700 ordinary shares.
(12)	Consists of 3,076 ordinary shares and 30,000 ordinary shares underlying the BSA 2017.

Voting Rights

A double voting right is attached to each registered share which is held in the name of the same shareholder for at least two years. Any of our principal shareholders who have held our ordinary shares in registered form for at least two years have this double voting right.

Shareholders in the United States

As of December 31, 2025, to the best of our knowledge 100,736,481 of our outstanding ordinary shares (including ordinary shares in the form of ADSs) were held by 52 shareholders of record in the United States. The actual number of holders is greater than these numbers of record holders, and includes beneficial owners whose ordinary shares or ADSs are held in street name by brokers and other nominees. This number of holders of record also does not include holders whose shares may be held in trust by other entities.

B.	Related Party Transactions

Since January 1, 2025, we have engaged in the following transactions with our directors, executive officers and holders of more than 5% of our outstanding voting securities and their affiliates, which we refer to as our related parties as set forth below.

Arrangements with Our Directors and Executive Officers

Director and Executive Officer Compensation

We are parties to employment agreements and other compensation arrangements, including equity compensation arrangements, with our directors and executive officers in the ordinary course of business.

Structured Financing for up to $348 million

On October 11, 2024, we entered into subscription agreements with certain investors, or Investors, including BVF Partners, New Enterprise Associates and Samsara BioCapital, pursuant to which we agreed to issue and sell to the Investors ordinary shares or, in lieu thereof, pre-funded warrants to purchase ordinary shares, as part of the Structured Financing, a multi-tranche private placement for potential aggregate proceeds of up to €348 million. The Structured Financing consists of the following:

●	The issuance of 34,600,507 T1 Shares and 35,399,481 T1 BSAs to purchase an aggregate of 35,399,481 ordinary shares for aggregate gross proceeds of €94.1 million (net proceeds approximately €86.6 million). The T1 Share Subscription Price was €1.35 per share and the T1 BSA Subscription Price was €1.34 per T1 BSA. The T1 Securities were issued on October 17, 2024.
●	The issuance of an aggregate of 7,872,064 T1 bis Shares and 8,053,847 T1 bis BSAs for aggregate gross proceeds of €21.4 million (net proceeds approximately €20.1 million). The subscription price for the T1 bis Shares and T1 bis BSAs was equal to the T1 Share Subscription Price and T1 BSA Subscription Price, respectively. The Investors entered into the subscription agreements on December 13, 2024 and the T1 bis Securities were issued on December 19, 2024.
●	The issuance of 42,488,883 T2 New Shares and 43,437,036 pre-funded warrants allowing subscription to one ordinary share per warrant at a subscription price of €0.01, or T2 BSAs. The T2 New Shares were issued at a subscription price of €1.35 per unit and the T2 BSAs at a subscription price of €1.34 per unit, for aggregate gross proceeds of €115.6 million (net proceeds €108.0 million). Each T2 New Share and T2 BSA had one T3 BSA attached to it. We entered into subscription agreements with the Investors on May 2, 2025 and the second tranche closed in May 2025.

Each T3 BSA allows the holder to subscribe to 0.9 ordinary shares, at an exercise price of €1.50 per ordinary share for maximum proceeds upon exercise of €116 million (assuming all T3 BSAs are exercised). If all T3 BSAs are exercised, we would issue up to 77,332,319 new ordinary shares. The exercise of the T3 BSAs is subject to the T3 Triggering Event, i.e., release by the Company of topline data announcing that any key primary endpoint or key secondary endpoint of NATiV3 (resolution of NASH without worsening fibrosis and improvement of liver fibrosis without worsening NASH), with any dosage regimen tested in the trial, have been met no later than June 15, 2027. The T3 BSAs must be exercised no later than July 30, 2027.

There can be no guarantee that the T3 Triggering Event will occur on its expected timing or at all. In addition, even if the T3 Triggering Event occurs, Investors may opt not to exercise any or all of the T3 BSAs, in which case the Company will receive less proceeds from the Structured Financing than expected.

The subscription agreements also provided that we appoint Mark Pruzanski and Srinivas Akkaraju as members of the Board, subject to shareholder approval, which approval was obtained at the general shareholders’ meeting of December 11, 2024. Following his appointment as a member of the Board, the Board appointed Dr. Pruzanski as Chairman of the Board. We have further agreed to nominate up to four additional persons for approval as members of the Board at a general meeting of shareholders, upon the proposal of certain of the Investors. Such additional members of the Board would replace existing members of the Board (other than Dr. Pruzanski and Dr. Akkaraju).

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

Our ADSs have been listed on the Nasdaq Global Market under the symbol “IVA” since July 10, 2020. Prior to that date, there was no public trading market for ADSs. Our ordinary shares have been trading on Euronext Paris under the symbol “IVA” since February 2017. Prior to that date, there was no public trading market for our ordinary shares.

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs have been listed on the Nasdaq Global Market under the symbol “IVA” since July 10, 2020. Prior to that date, there was no public trading market for ADSs. Our ordinary shares have been trading on Euronext Paris under the symbol “IVA” since February 2017.

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

In connection with the license, CTTQ paid us an upfront payment of $12.6 million (including $1.3 million of withholding taxes) upon signing of the agreement. Additionally, under the CTTQ Agreement, as amended, we are eligible to receive the following milestone payments from CTTQ (i) an aggregate amount of up to $20 million upon the achievement of certain development and regulatory milestones, (ii) subject to regulatory approval, an aggregate amount of up to $250 million upon the achievement of certain commercial milestones, and (iii) an aggregate amount of up to $30 million, $10 million each, triggered by (a) completion of a successful first equity tranche, (b) completion of a successful second equity tranche, and (c) publication of positive topline data from the NATiV3 trial. Additionally, we are eligible to receive from CTTQ royalties of flat low single digits of net sales after the first sale of lanifibranor. For more information, please see “Item 3.D Risk Factors—Raising additional capital may cause dilution to our existing shareholders, restrict our operations or require us to relinquish rights to our product candidate or technologies.”

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

In connection with the closing of the first tranche of the Structured Financing in October 2024, we received the first milestone payment of $10 million (net proceeds of €9.2 million) under the CTTQ Amendment. In connection with the closing of the second tranche of the Structured Financing in May 2025, we received the second milestone payment of $10 million from CTTQ in July 2025.

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

Structured Financing for up to $348 million

In connection with the multi-tranched Structured Financing, we entered into subscription agreements with investors in October and December 2024 and in May 2025, pursuant to which we agreed to issue and sell to the investors ordinary shares or, in lieu thereof, pre-funded warrants to purchase ordinary shares, and T3 BSAs. For more information, see “Item 7.B Major Shareholders and Related Party Transactions-Related Party Transactions—Structured Financing for up to $348 million.”

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

Passive income for this purpose generally includes dividends, interest, royalties, rents (other than royalties and rents which are received from unrelated parties in connection with the active conduct of a trade or business), gains from commodities and securities transactions, the excess of gains over losses from the disposition of assets which produce passive income, and includes amounts derived by reason of the temporary investment of funds raised in offerings of the ADSs. Assets that produce or are held for the production of passive income generally include cash (unless held in a non-interest bearing account for short term working capital needs) marketable securities, and other assets that may produce passive income. Generally, in determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. Whether we are a PFIC for any taxable year will depend on the composition of our income (including whether we receive certain non-refundable grants or subsidies and whether such amounts and reimbursements of certain refundable research tax credits will constitute gross income for purposes of the PFIC test) and the composition and value of our assets (which, may be determined in large part by reference to the market price of the ADSs, which is likely to continue to fluctuate) in each year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC in any taxable year.

Based on our current estimates of the composition of our income and the composition and valuation of our assets for the taxable year ending December 31, 2025, we believe that we likely were not a PFIC for the year ending December 31, 2025. Our status as a PFIC is a fact-intensive determination made on an annual basis after the end of each taxable year and we cannot provide any assurances regarding our PFIC status for the past, current or future taxable years. Accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status for any prior taxable year, and also expresses no opinion with regard to our current or future PFIC status.

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

Distributions. Subject to the discussion under “Passive Foreign Investment Company Considerations,” above, the gross amount of any distribution (before reduction for any amounts withheld in respect of French withholding tax) actually or constructively received by a U.S. holder with respect to ADSs will be taxable to the U.S. holder as a dividend to the extent of the U.S. holder’s pro rata share of our current and accumulated earnings and profits as determined under U.S. federal income tax principles. Distributions in excess of earnings and profits will be non-taxable to the U.S. holder to the extent of, and will be applied against and reduce (but not below zero), the U.S. holder’s adjusted tax basis in the ADSs. Distributions in excess of earnings and profits and such adjusted tax basis will generally be taxable to the U.S. holder as described below under “Sale, exchange or other taxable disposition of the ADSs.” However, since we do not calculate our earnings and profits under U.S. federal income tax principles, it is expected that any distribution will be reported as a dividend, even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. Non-corporate U.S. holders may qualify for the preferential rates of taxation applicable to long-term capital gains (i.e., gains from the sale of capital assets held for more than one year) with respect to dividends on ADSs if we are a “qualified foreign corporation” and certain other requirements are met. A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of these rules and which includes an exchange of information provision, or (b) with respect to any dividend it pays on ADSs which are readily tradable on an established securities market in the United States. The ADSs are currently listed on the Nasdaq Global Market, which is an established securities market in the United States, and we expect the ADSs to be readily tradable on the Nasdaq Global Market. However, there can be no assurance that the ADSs will be considered readily tradable on an established securities market in the United States. Moreover, the Company, which is incorporated under the laws of France, believes that it qualifies as a resident of France for purposes of, and is eligible for the benefits of, the Convention between the Government of the United States of America and the Government of the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital, signed on August 31, 1994, as amended and currently in force, or the Treaty, although there can be no assurance in this regard. Further, the IRS has determined that the Treaty is satisfactory for purposes of the qualified dividend rules and that it includes an exchange-of-information program. Therefore, subject to the discussion under “Passive Foreign Investment Company Considerations,” above, if the Treaty is applicable, or if the ADSs are readily tradable on an established securities market in the United States, such dividends will generally be “qualified dividend income” in the hands of individual U.S. holders eligible for the preferential tax rates, provided that certain conditions are met, including conditions relating to holding period and the absence of certain risk reduction transactions. The dividends will not be eligible for the dividends-received deduction generally allowed to corporate U.S. holders.

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

France has introduced a comprehensive set of new tax rules applicable to French assets that are held by or in foreign trusts. These rules provide inter alia for the inclusion of trust assets in the settlor’s net assets for the purpose of applying the French real estate wealth tax, for the application of French gift and death duties to French assets held in trust, for a specific tax on value of the French assets of foreign trusts not already subject to the French real estate wealth tax and for a number of French tax reporting and disclosure obligations. The following discussion does not address the French tax consequences applicable to securities (including ADSs) held in trusts. If ADSs are held in trust, the grantor, trustee and beneficiary are urged to consult their own tax adviser regarding the specific tax consequences of acquiring, owning and disposing of securities.

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

U.S. holders are urged to consult their own tax advisers regarding the tax consequences of the purchase, ownership and disposition of securities in light of their particular circumstances, especially with regard to the “Limitations on benefits” provision.

Tax on Sale or Other Disposition

As a matter of principle, under French tax law, a U.S. holder should not be subject to any French tax on any capital gain from the sale, exchange, repurchase or redemption by us of ordinary shares or ADSs, provided such U.S. holder is not a French tax resident for French tax purposes and has not held more than 25% of our dividend rights, known as “droits aux benefices sociaux”, at any time during the preceding five years, either directly or indirectly, and, as relates to individuals, alone or with relatives and has not transferred ordinary shares or ADSs as part of redemption by Inventiva in which case the proceeds may under certain circumstances be partially or fully characterized as an dividends under French domestic law and, as a result, be subject to French dividend withholding tax (as an exception, a U.S holder resident, established or incorporated in a non-cooperative State or territory as defined in Article 238-0 A of the French Code général des impôts (French Tax Code, or FTC) other than those States or territories mentioned in 2° of 2 bis of the same Article 238-0 A should be subject to a 75% withholding tax in France on any such capital gain, regardless of the fraction of the dividend rights it holds). The list of non-cooperative State or territory is published by decree and is in principle updated annually. This list was last updated on 18 April 2025, and currently includes Anguilla, Antigua and Barbuda, Fiji, Guam, US Virgin Islands, Palau, Panama, Russia, Samoa, American Samoa, Trinidad and Tobago, Turk and Caicos and Vanuatu. States referred to in Article 238-0 A, 2 bis-2° of the FTC, and thus outside of the scope of Article 244 bis B of the FTC, are currently Fiji, Guam, US Virgin Islands, Palau, Panama, Russia, Samoa, American Samoa and Trinidad and Tobago.

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

Pursuant to Article 235 ter ZD of the FTC, purchases of shares or ADSs of a French company listed on a regulated market of the European Union or on a foreign regulated market formally acknowledged by the French Financial Market Authority, or AMF, are subject to a 0.4% French tax on financial transactions provided that the issuer’s market capitalization exceeds one billion euros as of December 1 of the year preceding the taxation year. Nasdaq is not currently acknowledged by the AMF but this may change in the future.

A list of relevant French companies whose market capitalization exceeds €1.0 billion as of December 1 of the year preceding the taxation year within the meaning of Article 235 ter ZD of the FTC used to be published annually by the French Ministry of Economy. It is now published by the French tax authorities, and could be amended at any time. Pursuant to Regulations BOI-ANNX-000467-17/12/2025 issued on December 17, 2025, we are currently not included in such list, but this may change in the future. Please note that such list may be updated from time to time, or may not be published anymore in the future.

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

Besides, pursuant to Article 235 quater of the FTC and under certain conditions (in particular, in addition to certain reporting obligations, the interest held in the distributing company must not enable the beneficiary to participate effectively in the management or control of that company and the beneficiary company is located in a country that has signed an administrative assistance agreement with France to combat tax evasion and avoidance, as well as an administrative assistance agreement on tax collection, and that is not a non-cooperative country), a corporate U.S. holder which is in a tax loss position for the fiscal year during which the dividend is received may be entitled to a deferral regime, and obtain a withholding tax refund. The tax deferral ends in respect of the first financial year during which this U.S. holder is in a profit making position, as well as in the cases set out in Article 235 quater of the FTC. Also, pursuant to Article 235 quinquies of the FTC and under certain conditions, a corporate U.S. holder may be entitled to a refund of a fraction of the withholding tax, up to the difference between the withholding tax paid (on a gross basis) and the withholding tax based on the dividend net of the expenses incurred for the acquisition and conservation directly related to the income, provided broadly (i) that these expenses would have been tax deductible had the U.S. holder been established in France, and (ii) that the tax rules in the United States do not allow the U.S. holder to offset the withholding tax.

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

U.S. Holders are advised to consult their own tax adviser regarding the specific tax consequences which may apply to their particular situation with respect to such French real estate wealth tax (impôt sur la fortune immobilière).

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We are subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers and under those requirements we file reports with the SEC. Those reports may be inspected without charge at the locations described below. As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the short-swing profit recovery provisions, and may also rely on a conditional exemption from the reporting requirements, contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. Nevertheless, we file with the SEC an Annual Report on Form 20-F containing financial statements that have been examined and reported on, with an opinion expressed by an independent registered public accounting firm.

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

Item 11.    Quantitative and Qualitative Disclosures About Market Risk.

Foreign Currency Exchange Risk

We use the euro as our functional currency for our financial communications. However, a portion of our operating expenses is denominated in foreign currencies as a result of our studies and clinical trials performed outside the Eurozone, including in the United States, United Kingdom, and Sweden. In addition, we are exposed to exchange rate risk with respect to the funding of our U.S. subsidiary and its R&D activities in the U.S.

During 2025, expenses in foreign currencies totaled approximately €31.4 million based on the exchange rates in effect at the date of each transaction, or approximately 22% of our operating expenses, compared to approximately €37.3 million, or 33.3%, during 2024. As a result, we are exposed to foreign exchange risk inherent in operating expenses incurred. The exposure to foreign exchange risk is unlikely to have a material adverse impact on our results of operations or financial position. However, unfavorable exchange rate fluctuations between the euro and the dollar, which are difficult to predict, could affect our financial situation. A five-percentage point increase in exchange rates would have an impact of €3.0 million. In addition, we currently have revenues in euros and U.S. dollars. As we advance our clinical development in the United States and potentially commercialize lanifibranor in that market, we expect to face greater exposure to exchange rate risk and would then consider using exchange rate hedging techniques at that time.

Our cash and cash equivalents were €99.3 million and €96.6 million as of December 31, 2025 and 2024, respectively. As of December 31, 2025, 75% of our cash and cash equivalents were held in euros, 25% was denominated in U.S. dollars. Our short-term deposits were €131.6 million as of December 31, 2025, of which 73% were held in euros, 27% were denominated in U.S. dollars. Changes in exchange rates had no material impact on U.S. dollar balances held by us.

A five-percentage point change in exchange rates would impact the carrying value of financial assets denominated in USD at December 31, 2025 by €2.8 million and as at December 31, 2024 by €1.4 million.

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

Fair Value Measurement - Derivatives Risk

We are exposed to the fluctuations of the changes in the fair value of the EIB warrants, the new shares and pre-funded warrants from the third tranche of the Structured Financing (derivatives), as the changes on the performance of the underlying can have a significant impact on our Statement of Income (Loss).

A 1% change in volatility would have an impact on the fair value of all warrants issued to the EIB by €0.2 million, and consequently net income by the same amount. A 15% change in EIB Tranche A Warrant share numbers would have an impact on the fair value of all EIB Warrants by €9.1 million downward, or €9.2 million upward, and consequently the net income by the same amounts. A 15% change in EIB Tranche B Warrant share numbers would have an impact on the fair value of all EIB Warrants by €8.4 million downward, or €8.6 million upward, and consequently the net income by the same amounts.

Credit Risk

We are exposed to credit risk from our operating activities, primarily trade receivables, and cash, cash equivalents and deposits held with banks and financial institutions. Cash, cash equivalents and deposits are maintained with financial institutions in France and the United States. We are also potentially subject to concentrations of credit risk in our trade receivables. Concentrations of credit risk are with respect to trade receivables owed by a limited number of licensees, including Hepalys and CTTQ. Our exposure to credit losses is low, however, owing largely to the credit quality of our collaborators, the significant majority of which are considerably larger than us.

Liquidity Risk

As of December 31, 2025, we had €99.3 million of available cash and cash equivalents, consisting of cash and short-term deposit accounts that are liquid and easily convertible within three months without penalty or risk of change in value, and €131.6 million of short-term deposits convertible in a period exceeding three months.

The amount and timing of our future funding requirements will depend on many factors, including but not limited to:

●	our ability to close the third tranche of the Structured Financing;
●	the progress, costs, results of and timing of our ongoing and planned clinical trials;
●	our ability to reach milestones under our existing license agreements, including our license agreements with CTTQ and Hepalys, or enter into additional collaborations that would generate milestone payments, licensing fees or other sources of income;
●	the willingness of the FDA, EMA, NMPA and other comparable regulatory authorities to accept the clinical trials and pre-clinical studies and other work from us or our licensees as the basis for review and approval of lanifibranor;
●	the outcome, costs and timing of seeking and obtaining regulatory approvals from the FDA, European Commission following the opinion of the EMA and other comparable regulatory authorities;

●	the need for additional or expanded pre-clinical studies and clinical trials beyond those that we envision conducting with respect to lanifibranor;
●	the success of our current licensees, including CTTQ and Hepalys, and any future collaborators, and the economic and other terms of any licensing, cooperation or other similar arrangements into which we may enter;
●	the timing and costs associated with manufacturing our product candidates for clinical trials and pre-clinical studies and, if approved, for commercial sale;
●	the timing and costs associated with establishing sales and marketing capabilities;
●	market acceptance of lanifibranor, if approved;
●	the costs of acquiring, licensing or investing in additional businesses, products, product candidates and technologies;
●	the cost to maintain, expand and defend the scope of our intellectual property portfolio, including the amount and timing of any payments we may be required to make, or that we may receive, in connection with licensing, filing, prosecution, defense and enforcement of any patents or other intellectual property rights;
●	our need and ability to hire additional management, development and scientific personnel; and
●	our need to implement additional internal systems and infrastructure, including financial and reporting systems.

We estimate that our cash, cash equivalents and short-term deposits, given our current cost structure and our projected expenditure commitments, should enable us to finance our operations until the middle of the first quarter of 2027. Accordingly, our current cash and cash equivalents will not be sufficient to cover our operating needs for at least the next 12 months. These events and conditions indicate that a material uncertainty exists that may cast significant doubt on our ability to continue as a going concern and, therefore, we may be unable to realize our assets and discharge our liabilities in the normal course of business.

If all warrants issued in the second tranche of the Structured Financing, or T3 BSAs, are exercised in full by their holders for proceeds of up to €116.0 million, we estimate that such potential additional proceeds would enable us to finance our activities until the middle of the third quarter of 2027.

These estimates are based on our current business plan, which assumes the repayment to EIB of Tranche A, which is due in December 2026 and Tranche B, which is due in January 2027, but exclude any potential milestone payments payable to or by us and any additional expenditures related to our product candidate or resulting from any potential in-licensing or acquisition of additional product candidates or technologies, or any associated development we may pursue. We may have based these estimates on incorrect assumptions, we may amend our business plan in the future and we may have to use our resources sooner than expected. These estimates may be shortened in the event of an increase in expenditure relating to the development programs beyond our expectations, or if our development program progresses more quickly than expected. In addition, there is no guarantee that the T3 BSAs will be exercised in full, if at all.

We will need to raise additional funds to support our business and our research and development programs as currently contemplated, through:

●	potential sales of ADSs under our existing At-The-Market program;
●	other potential public or private securities offerings or other financings; and
●	potential strategic transactions, such as business development partnerships and/or other business development arrangements.

Global macroeconomic conditions or disruptions and volatility in the U.S. and global financial markets linked in particular to geopolitical events that continue to impact the markets (including Russia’s invasion of Ukraine, the conflict in the Middle East, and other geopolitical conflicts, and the related risk of a larger conflict as well as tariffs that have been or may in the future be imposed by the United States or other countries) could affect our ability to obtain new financing.

The implementation and terms of any new financing will depend on factors, particularly economic and market factors, over which we have no control. Future financing could take the form of financial debt, which would affect our financial structure, a capital increase, which would result in shareholder dilution, other securities offerings or strategic transactions, such as a collaboration or other arrangement.

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

Ultimately, if we are unable to continue as a going concern, we may have to liquidate our assets and may receive less than the value at which those assets are carried on our financial statements, and it is likely that investors will lose all or part of their investment. Any additional fundraising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to develop and, if approved, commercialize our product candidate.

Inflation Risk

We believe that inflation will have a general impact on our business in line with overall price increases, increases in the cost of borrowing, and operating in an inflationary economy. We have seen a 3% price increase in 2025 during negotiations with our vendors and are not able to offset such higher costs through price increases, as we do not currently have any approved products. We cannot predict the timing, strength, or duration of any inflationary period or economic slowdown or its ultimate impact on us. If the conditions in the general economy significantly deviate from present levels and continue to deteriorate, it could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

We have carried out an evaluation under the supervision and with the participation of management, including our Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer), of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) of the Exchange Act) as of the end of the period covered by this Annual Report on Form 20-F. Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures as of December 31, 2025, have concluded that, as of such date, our disclosure controls and procedures were effective at the reasonable assurance level.

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

Under the supervision and with the participation of our Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer), management conducted an assessment of our internal control over financial reporting using the criteria set forth in the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, or the 2013 COSO Framework. In connection with this assessment and the preparation of our consolidated financial statements for the year ended December 31, 2025, our management concluded that our internal control over financial reporting was effective as of December 31, 2025.

C.	Attestation Report of the Registered Public Accounting Firm

Our independent registered public accountant, KPMG S.A., who audited the consolidated financial statements included in this annual report, have audited the effectiveness of the Company’s internal control over financial reporting as of December 31, 2025. KPMG S.A.’s report is included below

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Inventiva S.A.

Opinion on Internal Control Over Financial Reporting

We have audited Inventiva S.A. and subsidiary’s (the Company) internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2025, 2024 and 2023, the related consolidated statements of income (loss), comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively, the consolidated financial statements), and our report dated April 8, 2026 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Paris La Défense, France

April 8, 2026

KPMG S.A.

/s/ Philippe Jacques Grandclerc

Partner

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

Item 16C.    Principal Accountant Fees and Services.

KPMG S.A., or KPMG, has served as our independent registered public accounting firm for 2024 and 2025. Our accountants billed the following fees to us for professional services in each of those fiscal years:

	Year ended
	December 31,
(in thousands of euros)	2025	2024
Audit Fees	988	879
Audit-Related Fees	228	245
Tax Fees	—	—
All Other Fees	—	—
Total	1,216	1,124

Auditor Name	Auditor Location	Auditor Firm ID
KPMG SA	Paris La Defense, France	1,253

“Audit Fees” are the aggregate fees billed for the audit of our annual financial statements. This category also includes services that KPMG provides, such as consents and review of documents filed with the SEC.

“Audit-Related Fees” are the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit and are not reported under Audit Fees.

“Tax Fees” are fees for tax compliance, tax advice, and tax planning. There were no “Tax Fees” billed or paid during 2025 and 2024.

“All Other Fees” are any additional amounts billed for services provided by KPMG. There were no “Other Fees” billed or paid during 2025 and 2024.

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

Item 16F.    Change in Registrant’s Certifying Accountant.

Not applicable.

Item 16G.    Corporate Governance.

As a French société anonyme, we are subject to various corporate governance requirements under French law. In addition, as a foreign private issuer listed on the Nasdaq Global Market, we are subject to Nasdaq corporate governance listing standards. However, the corporate governance standards provide that foreign private issuers are permitted to follow home country corporate governance practices in lieu of Nasdaq rules, with certain exceptions. Currently, we rely on these exemptions for foreign private issuers and follow French corporate governance practices in lieu of the Nasdaq corporate governance rules, which would otherwise require that (1) at least two members of the board of directors consist of independent directors (as an indication Middlenext Code provides that, for a board of directors of significant size, the ratio of independent directors could be at least one third for a controlled company, and close to 50% for a company with diluted capital); (2) we establish a nominating and corporate governance committee; and (3) our remuneration committee be composed entirely of independent directors.

The following is a summary of the significant ways in which our corporate governance practices differ from those followed by U.S. companies listed on Nasdaq:

•

Audit Committee. As a foreign private issuer, we are required to comply with Rule 10A-3 of the Exchange Act, relating to audit committee composition and responsibilities. Rule 10A-3 provides that the audit committee must have direct responsibility for the nomination, compensation and choice of our auditors, as well as control over the performance of their duties, management of complaints made, and selection of consultants. However, if the laws of a foreign private issuer’s home country require that any such matter be approved by the board of directors or the shareholders, the audit committee’s responsibilities or powers with respect to such matter may instead be advisory. Under French law, the audit committee may only have an advisory role and appointment of our statutory auditors, in particular, must be decided by the shareholders at our annual meeting. In addition, Nasdaq rules require that an audit committee be comprised of at least three members whereas our audit committees can consist of only two members under French law. While our audit committee currently consists of three members, we have in the past, and may again in the future, rely on the exemption available to foreign private issuers for the requirement that an audit committee be comprised of at least three members.

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

Item 16I.    Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

Item 16J.     Insider Trading Policies.

We have adopted an Insider Trading Policy governing the purchase, sale, and/or other dispositions of the Company’s securities by directors, officers and employees that is designed to promote compliance with insider trading laws, rules and regulations, as well as procedures designed to further the foregoing purposes. A copy of our insider trading policy is filed as an exhibit to this Annual Report on Form 20-F. In addition, it is the Company’s intent to comply with applicable laws and regulations relating to insider trading.

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

Our cybersecurity risk assessment and management processes are generally implemented and maintained by certain Company management, including our Chief Information Officer and IT and security committee, which includes senior management including our CEO and Chief Financial Officer.

The role of the Chief Information Officer includes responsibility for hiring appropriate personnel, helping to integrate cybersecurity risk considerations into our overall risk management strategy, and communicating key priorities to relevant personnel. Our Chief Financial Officer, under the supervision of the Chief Executive Officer, is responsible for approving budgets, reviewing our preparation for cybersecurity incidents, approving cybersecurity processes, and reviewing security assessments and other security-related reports, proposed and prepared by the Chief Information Officer. As part of our management’s oversight, cybersecurity incidents are escalated the Chief Information Officer or their delegate, and depending on the circumstances, may be raised to additional members of our management, as appropriate.

As of the date of this filing, we are in the process of hiring a new Chief Information Officer. Until such individual is hired, the Chief Information Officer’s responsibilities described herein have been assumed by transition management of senior IT experts supervising the IT team, who report to the Chief Financial Officer.

The audit committee, which will now work in coordination with the corporate social responsibility committee, has access to various reports, summaries or presentations related to cybersecurity threats, risk and mitigation which may be presented to the audit committee by the Chief Financial Officer and the Head of Internal Control.

PART III

Item 17.   Financial Statements.

See response to Item 18.

Item 18.   Financial Statements.

See pages F-1 through F-84 of this annual report.

Item 19.Exhibits.

		Incorporation by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date
1.1*	Bylaws of the registrant (English translation)

2.2	Deposit Agreement	F-6	333-239477	1	06/26/20

2.3	Form of American Depositary Receipt	F-6	333-239477	1	06/26/20

2.4*	Description of Securities

4.1†	Summary of BSA Plans	20-F	001-39374	4.1	04/03/24

4.2†	Summary of BSPCE Plans	20-F	001-39374	4.2	04/03/24

4.3†*	Summary of Free Share Plans (English Translation)

4.4†*	Summary of Stock Option Plans (English Translation)

4.5	Finance Contract between the European Investment Bank and Inventiva, dated May 16, 2022	6-K	001-39374	99.2	05/16/22

4.6#	Exclusive License and Collaboration Agreement between Chia Tai Tianqing Pharmaceutical Group, Co., Ltd. and Inventiva, dated September 21, 2022	6-K	001-39374	99.1	09/27/22

4.7#	Exclusive Licensing Agreement between Inventiva and Hepalys Pharma, Inc., dated September 20, 2023	20-F	001-39374	4.8	04/03/24

4.8	Shareholders Agreement between Inventiva, Hepalys Pharma, Inc. and Catalys Pacific Fund II, LP, dated September 20, 2023	20-F	001-39374	4.9	04/03/24

4.9	Form of T1 Subscription Agreement	6-K	001-39374	99.1	10/15/24

4.10#	Amendment No. 4 to the Exclusive License and Collaboration Agreement between CTTQ and Inventiva, dated as of October 11, 2024	6-K	001-39374	99.3	10/15/24

4.11	Form of T1 bis Subscription Agreement	6-K	001-39374	99.1	12/16/24

Incorporation by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date
4.12	Form of T2 Subscription Agreement	6-K	001-39374	99.1	5/5/25

4.13	Sales Agreement between Inventiva and Piper Sandler &Co, dated September 28, 2023	F-3	333-290863	1.2	10/14/25

8.1	List of subsidiaries of the registrant	20-F	001-39374	8.1	03/15/21

11.1*	Insider Trading Policy

12.1*	Certification by the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by the Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of KPMG S.A.

97	Incentive Compensation Recoupment Policy	20-F	001-39374	97	04/03/24

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)
*	Filed herewith.
**	Furnished herewith.
†	Indicates a management contract or any compensatory plan, contract or arrangement.

#	Certain portions of this exhibit (indicated by asterisks) have been redacted in accordance with Regulation S-K, Item 601(b)(10).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing this Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

INVENTIVA S.A.
By:	/s/ Andrew Obenshain
Name:	Andrew Obenshain
Title:	Chief Executive Officer

Date: April 8, 2026

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

INVENTIVA S.A.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Inventiva S.A.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Inventiva S.A. and subsidiary (the Company) as of December 31, 2025, 2024 and 2023, the related consolidated statements of income (loss), comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 8, 2026 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3.18 to the consolidated financial statements, the Company has incurred operating losses and negative cash flows from operations since inception and given its current cost structure and its projected expenditure commitments, the Company estimates that it would be able to finance its operations until the middle of the first quarter of 2027. Accordingly, the Company’s current cash and cash equivalents are not expected to be sufficient to cover its operating needs for at least the next twelve months. These matters raise substantial doubt about the ability of the Company to continue as a going concern. Management’s plans in regard to these matters are also described in Note 3.18. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation of royalty certificates

As discussed in Notes 1.3, 3.8, 3.17 and 13.6 to the consolidated financial statements, the Company issued royalty certificates in August 2023 and July 2024. The royalty certificates are initially measured at fair value and subsequently measured at amortized cost using the effective interest rate method. Their subsequent fair value is disclosed in the notes to the consolidated financial statements. The amortized cost of the royalty certificates is measured by discounting the revised estimated future cash flows at the original effective interest rate. The disclosed fair value is measured using a discounted cash flow approach. As of December 31, 2025, the amortized cost of the royalty certificates liabilities was €51.6 million and the fair value of the August 2023 and July 2024 issuances was €32.1 million and €122.9 million, respectively.

We identified the evaluation of the amortized cost and fair value disclosure of royalty certificates as a critical audit matter. Subjective auditor judgment was required in evaluating key assumptions. The key assumptions included (i) the projected product sales used in the estimation of future cash flows for the amortized cost and fair value disclosure and (ii) the discount rate used to estimate discounted future cash flows for the fair value disclosure. Changes to these key assumptions could have had a significant impact on the Company’s assessment of the amortized cost and fair value disclosure of the royalty certificates. In addition, the audit effort associated with the evaluation of the key assumptions involved the use of valuation professionals with specialized skills and knowledge.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the royalty certificates process, including controls over the review of the key assumptions. We involved valuation professionals with specialized skills and knowledge, who assisted in evaluating the reasonableness of (i) the projected product sales used in the estimation of future cash flows by assessing their consistency with external market studies, industry benchmarks, and reports from financial and broker analysts and (ii) the discount rate used to measure the fair value of the royalty certificates by comparing it against a range of discount rates developed independently using external market data.

Inventiva S.A.

Report of Independent Registered Public Accounting Firm

Paris La Défense, France

April 8, 2026

KPMG S.A.

/s/ Philippe Jacques Grandclerc

Partner

We have served as the Company’s auditor since 2012

Inventiva S.A.

Report of Independent Registered Public Accounting Firm

Consolidated statement of financial position

(in thousands of euros)

		December 31,	December 31,	December 31,
	Notes	2023	2024	2025
Non‑current assets
Intangible assets	4	541	48	182
Property, plant and equipment	5	9,125	5,005	2,979
Deferred tax assets	6	225	217	191
Investments accounted for using the equity method	7	1,425	1,139	527
Other non‑current assets	8	10,055	1,047	1,162
Total non‑current assets		21,371	7,456	5,042
Current assets
Inventories	9	417	—	—
Trade receivables and others	10.1	3,807	531	2,016
Tax receivables	10.2	5,352	4,941	2,281
Other current assets	10.2	11,696	9,476	140,861
Cash and cash equivalents	11	26,918	96,564	99,312
Total current assets		48,189	111,511	244,469
Total assets		69,561	118,967	249,511

Shareholders’ equity	12
Share capital		521	957	1,932
Premiums related to share capital		201,862	249,160	528,230
Reserves		(124,584)	(173,151)	(205,182)
Translation reserve		596	600	636
Net loss for the period		(110,426)	(184,212)	(354,138)
Total Shareholders’ equity		(32,032)	(106,647)	(28,522)
Long-term debt	13	32,181	48,460	27,551
Long - term debt – derivatives	13.3	10,265	24,315	119,385
Royalty certificates liabilities	13.6	6,327	29,207	51,645
Provisions for retirement benefit obligations	15	1,559	1,762	755
Long‑term contract liabilities		70	107	126
Other non-current liabilities	16.1	1,032	1,032	1,193
Total non‑current liabilities		51,434	104,883	200,655
Short‑term debt	13	5,308	5,868	32,309
Short-term debt - derivatives	13.4	—	73,400	—
Short-term provisions	14	—	—	1,071
Trade payables	17	37,679	32,862	26,017
Short-term contract liabilities		6	—	—
Other current liabilities	16.2	7,165	8,600	17,981
Total current liabilities		50,158	120,731	77,378
Total liabilities		101,592	225,614	278,033
Total liabilities and shareholders’ equity		69,561	118,967	249,511

The accompanying notes form an integral part of these consolidated financial statements

Consolidated statement of income (loss)

(in thousands of euros)

		Year ended December 31,
	Notes	2023	2024	2025
Revenues	19.1	17,477	9,198	4,483
Other income	19.2	5,686	5,526	3,443
Total revenues and other income		23,163	14,725	7,926
Research and development costs	20	(110,012)	(90,880)	(87,043)
Marketing — Business development expenses	20	(1,980)	(1,953)	(4,963)
General and administrative expenses	20	(13,837)	(15,839)	(47,895)
Other operating income (expenses)	21	(44)	(3,609)	(9,039)
Operating profit (loss)		(102,709)	(97,558)	(141,013)
Financial income	22	1,788	2,888	4,169
Financial expenses	22	(6,882)	(88,917)	(216,922)
Financial income (loss)		(5,095)	(86,029)	(212,752)
Share of net loss - Equity method	23	(2,015)	(313)	(350)
Income tax	24	(607)	(313)	(22)
Net loss for the period		(110,426)	(184,212)	(354,138)
Basic/diluted loss per share (euros/share)		(2.43)	(3.08)	(1.90)
Weighted average number of shares outstanding used to calculate basic/diluted loss per share	25	45,351,799	59,778,701	186,801,792

The accompanying notes form an integral part of these consolidated financial statements

Consolidated statement of comprehensive income (loss)

(in thousands of euros)

	Year ended December 31,
	2023	2024	2025
Net loss for the period	(110,426)	(184,212)	(354,138)
Items that will be reclassified subsequently to profit or loss	867	4	36
Currency translation differences - equity method	34	(133)	(262)
Currency translation differences	833	137	297
Items that will not be reclassified subsequently to profit or loss	(97)	(1)	149
Remeasurement of defined benefit plans	(97)	(1)	149
Total other comprehensive loss	770	3	184
Total comprehensive loss	(109,656)	(184,209)	(353,954)

The accompanying notes form an integral part of these consolidated financial statements

Consolidated statement of changes in shareholders’ equity

		Share capital
				Premiums
				related to			Reserves
		Number of		share	Net profit	Translation	(Accumulated	Shareholders’
In euros, except number of shares	Notes	shares	Amount	capital	(loss)	Reserves	losses)	equity
At December 31, 2022		42,134,169	421	173,886	(54,274)	(271)	(74,286)	45,476
Net loss for the period		—	—	—	(110,426)	—	—	(110,426)
Remeasurement of defined benefit plans		—	—	—	—	—	(97)	(97)
Currency translation differences		—	—	—	—	867	—	867
Total comprehensive loss		—	—	—	(110,426)	867	(97)	(109,656)
Appropriation of 2022 net income (loss)		—	—	—	54,274	—	(54,274)	—
Issue of ordinary shares	12.1	9,618,638	96	30,491	—	—	—	30,587
Transaction costs	12.1	—	—	(2,511)	—	—	—	(2,511)
Vesting of bonus shares	12.4	363,000	4	(4)	—	—	—	—
Share-based payment compensation expenses	12	—	—	—	—	—	3,969	3,969
BSA share warrants subscription premium	12.3	—	—	—	—	—	2	2
Treasury shares	12.2	—	—	—	—	—	134	134
Other		—	—	—	—	—	(33)	(33)
At December 31, 2023		52,115,807	521	201,862	(110,426)	596	(124,584)	(32,032)
Net loss for the period		—	—	—	(184,212)	—	—	(184,212)
Remeasurement of defined benefit plans		—	—	—	—	—	(1)	(1)
Currency translation differences		—	—	—	—	4	—	4
Total comprehensive income		—	—	—	(184,212)	4	(1)	(184,209)
Appropriation of 2023 net income (loss)		—	—	—	110,426	—	(110,426)	—
Issue of ordinary shares	12.1	42,472,571	425	56,913	—	—	—	57,338
Transaction costs	12.1	—	—	(9,605)	—	—	—	(9,605)
Issue of prefunded warrants	12	—	—	—	—	—	58,227	58,227
Vesting of bonus shares	12.4	1,074,013	11	(11)	—	—	—	—
Share-based payment compensation expenses	12.4	—	—	—	—	—	3,580	3,580
BSA share warrants subscription premium	12.3	—	—	—	—	—	6	6
Treasury shares	12.2	—	—	—	—	—	(81)	(81)
Other		—	—	—	—	—	128	128
At December 31, 2024		95,662,391	957	249,160	(184,212)	600	(173,151)	(106,647)
Net loss for the period		—	—	—	(354,138)	—	—	(354,138)
Remeasurement of defined benefit plans		—	—	—	—	—	149	149
Currency translation differences		—	—	—	—	36	—	36
Total comprehensive loss		—	—	—	(354,138)	36	149	(353,954)
Appropriation of 2024 net income (loss)		—	—	—	184,212	—	(184,212)	—
Issue of ordinary shares(1)	12.1	96,666,831	967	296,214	—	—	(12,559)	284,621
Transaction costs	12.1	—	—	(17,134)	—	—	—	(17,134)
Issue of prefunded warrants(2)	12.1	—	—	—	—	—	138,130	138,130
Vesting of bonus shares	12.4	907,756	9	(9)	—	—	—	—
Share-based payment compensation expenses	12.4	—	—	—	—	—	26,769	26,769
Treasury shares	12.2	—	—	—	—	—	171	171
Other		—	—	—	—	—	(478)	(478)
December 31, 2025		193,236,978	1,932	528,230	(354,138)	636	(205,182)	(28,522)

The accompanying notes form an integral part of these consolidated financial statements

Consolidated statement of cash flows

(in thousands of euros)

		Year ended December 31,
	Notes	2023	2024	2025
Net loss for the period		(110,426)	(184,212)	(354,138)
Elimination of non-cash or non-operating income and expenses
Depreciation, amortization and provisions		2,599	5,198	3,223
Net book value of tangible and intangible assets disposed		—	456	24
Deferred and current taxes		524	35	(22)
Tax credits		(5,265)	(4,835)	(2,276)
Cost of debt		5,163	12,172	33,367
Share‑based compensation expense		3,969	3,580	26,769
Share of net profit of associates and joint ventures accounted for using the equity method		2,015	152	350
Exchange (gains) / losses		297	(1,126)	1,362
Fair value variation through profit and loss		389	75,641	179,774
Other(1)		(3,406)	—	—
Cash flows used in operations before tax, interest and changes in working capital		(104,140)	(92,939)	(111,566)
Decrease / (increase) in operating and other receivables		(5,841)	2,806	850
Increase / (decrease) in operating and other payables		20,002	(3,338)	2,556
Decrease / (increase) in inventories		(44)	417	—
Tax credit received		5,220	5,333	4,915
Other(2)		3,190	1,794	(1,640)
Tax, interest and changes in operating working capital		22,527	7,012	6,682
Net cash used in operating activities		(81,614)	(85,928)	(104,884)

Cash flows provided by (used in) investing activities
Purchases of property, plant and equipment and intangible assets		(540)	(333)	(247)
Disposals of property, plant and equipment and intangible assets		131	—	—
Decrease / (Increase) in short-term deposit accounts	10.2	978	70	(132,823)
Increase / (Decrease) in other non-current financial assets	8	(8,300)	9,008	(115)
Net cash flows provided by (used in) investing activities		(7,731)	8,745	(133,186)

Cash flows provided by financing activities
Capital increase	12	30,589	57,338	206,441
Transaction costs related to capital increase	12	(2,511)	(9,605)	(17,134)
Issue of prefunded warrants	13.4	—	58,234	58,206
Issue of royalty certificates	13.6	5,100	19,701	—
Subscription of borrowings	18	—	24,916	—
Repayment of debt	13	(2,485)	(2,606)	(3,267)
Repayment of lease liabilities	13.5	(1,612)	(2,386)	(2,713)
Interests paid		—	—	(248)
Net cash flows provided by financing activities		29,081	145,592	241,286

Net increase (decrease) in cash and cash equivalents		(60,263)	68,409	3,216
Cash and cash equivalents at beginning of period	11	86,736	26,918	96,564
Exchange gains / (losses)		445	1,237	(468)
Net cash and cash equivalents at the end of period		26,918	96,564	99,312

(1)Corresponding to the non-cash consideration of the Hepalys License Agreement transaction price recognized in revenue (see Note 19.1. - Revenues)

(2)Including (€1.3)  million prepaid expenses related to the new At‑The‑Market (« ATM ») program as of December 31, 2025.

The accompanying notes form an integral part of these consolidated financial statements

Notes to the consolidated financial statements

Note 1. Company information

1.1Company information

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

Inventiva is a clinical-stage biopharmaceutical company focused on the research and development of oral small molecule therapies for the treatment of metabolic dysfunction-associated steatohepatitis (‘MASH’).

Leveraging its expertise and experience in the domain of compounds targeting nuclear receptors, transcription factors and epigenetic modulation, Inventiva is currently evaluating its product candidate lanifibranor, a novel pan-PPAR agonist, in the NATiV3 pivotal Phase III clinical trial for the treatment of adult patients with MASH, a common and progressive liver disease. In 2020, the Company announced positive topline data from its Phase IIb clinical trial evaluating lanifibranor for the treatment of patients with MASH and announced that the U.S. Food and Drug Administration (‘FDA’) had granted the Company the status of Breakthrough Therapy and Fast Track designation for the development of lanifibranor for the treatment of MASH. The Company initiated the pivotal Phase III trial of lanifibranor in MASH (‘NATiV3’) in the second half of 2021. In March 2024, the Company announced positive results from its Phase IIa combination trial with lanifibranor and empagliflozin in patients with MASH and Type 2 Diabetes (‘T2D’) (‘LEGEND’).

On April 1, 2025, Inventiva announced the completion of patient enrollment in its NATiV3 trial with the randomization of the last patient in the main cohort. The publication of the topline results of part 1 of the NATiV3 trial is targeted for the fourth quarter of 2026. If the results are positive and subject to regulatory approval, the Company targets the potential NDA submission for lanifibranor in the first half of 2027, with a view to potential commercialization in 2028.

1.2Significant events of 2025

Business

Strategic pipeline prioritization plan (the “Strategic Pipeline Prioritization Plan”)

In 2025, the Company implemented its Pipeline Prioritization Plan to focus exclusively on the development of lanifibranor, to expand the lanifibranor program team to prepare for potential filings for marketing approval and, if approved, the subsequent commercialization of lanifibranor for patients with MASH, and to stop all pre-clinical research activities related to pre-clinical programs, including the termination of the YAP-TEAD and NR4A1 programs. The Strategic Pipeline Prioritization Plan included an overall reduction in workforce by approximately 50%. The plan was substantially completed by the end of 2025. The impacts on financial statements are detailed in Note 14 – Provisions and Note 21 – Other operating income and expenses.

The Phase III NATiV3 clinical trial of lanifibranor in patients with MASH and advanced fibrosis

In January 2025, the Company completed screening of patients in the ongoing NATiV3 trial. On April 1, 2025, the Company announced the completion of patient enrollment in its NATiV3 Phase III trial with the randomization of the last patient in the trial. The Company targets the publication of the topline results for the fourth quarter of 2026. If the results are positive and subject to regulatory approval, the Company targets the potential NDA submission for lanifibranor in the first half of 2027, with a view to potential commercialization in 2028.

Initiation of the clinical development program of lanifibranor in Japan with the dosing of the first participant in Phase I trial.

In February 2025, Inventiva announced that the Company and Hepalys Pharma, Inc. (‘Hepalys’) initiated the clinical development of lanifibranor in Japan by dosing the first participant in a Phase I trial. This study, involving 32 participants over 14 days, aims to assess the safety, tolerability, pharmacokinetics, and pharmacodynamics of lanifibranor. This Phase I trial has since been completed, and its results have been positive. These results support the initiation of a dedicated pivotal trial in patients with MASH in the territories covered by Hepalys, subject in particular to the availability of results from NATiV3.

Pursuant to the exclusive licensing agreement (the ‘Hepalys License Agreement’) to develop and commercialize lanifibranor in Japan and South Korea entered into in September 2023 by the Company and Hepalys, Hepalys is responsible for all clinical activities in Japan and South Korea, necessary to obtain marketing authorization in these territories.

Milestone payment from Chia Tai Tianqing Pharmaceutical Group, Co., LTD (“CTTQ”)

In September 2022, the Company entered into a licensing and collaboration agreement with CTTQ (as amended on October 11, 2024, the ‘CTTQ License Agreement’) to develop and commercialize lanifibranor for the treatment of MASH and potentially other metabolic diseases in Mainland China, Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan (See Note 19.1 – Revenues).

Following the T2 Transaction, the Company became eligible to receive a $10 million milestone payment from CTTQ under the CTTQ License Agreement. The Company received the $10 million milestone payment in July 2025. (See Note 19 – Revenues and other income, Note 10 – Trade receivables, tax receivables and other current assets, Note 16 – Other current and non-current liabilities).

Equity financing

Closing of the €116 million second tranche of the structured financing of up to €348 million

In May 2025, the Company issued the second tranche (the ‘T2 Transaction’) of the structured equity financing of up to €348 million announced on October 14, 2024 (the ‘Structured Financing’) for gross proceeds of €115.6 million (net €108.5 million), following the satisfaction of the applicable conditions precedent thereto.

The T2 Transaction involved:

-	a share capital increase without preferential subscription rights reserved to named investors (“à personne dénommée”), consisting of the issuance of:
o	42,488,883 new ordinary shares (‘T2 New Shares’), each with one warrant to purchase ordinary shares attached (‘T3 BSAs’) and, together with the T2 New Shares, the ‘ABSAs’, at a subscription price of €1.35 per ABSA, representing gross proceeds of €57.4 million. The Company may issue
o	up to 38,239,990 new shares, at an exercise price of €1.50 per share, if all the T3 BSAs attached to the T2 New Shares are exercised, which would represent additional gross proceeds of up to €57.4 million; and
-

the issuance of 43,437,036 pre-funded warrants (‘T2 BSAs’) to subscribe initially to one ordinary share of the Company reserved to named investors (“à personne dénommée”), each with one T3 BSA attached (the T2 BSAs and T3 BSAs together, the ‘PFW-BSAs’), at a subscription price of €1.34 per PFW-BSAs, representing gross proceeds of €58.2 million. The Company may issue

o	up to 43,437,036 new shares, at an exercise price of €1.35 per share (of which €1.34 was prefunded on the issue date), if all the T2 BSAs are exercised; and
o	up to 39,093,329 new shares, at an exercise price of €1.50 per share, if all the T3 BSAs attached to the T2 BSAs are exercised, which would represent additional gross proceeds of up to €58.6 million.

The T2 BSAs are exercisable as from their issuance and for ten years thereafter. The T3 BSAs mature on July 30, 2027. The exercise of the T3 BSAs (the third tranche of the Structured Financing) is subject to the release of positive topline results from the Phase III NATiV3 trial by June 15, 2027 (the “T3 Triggering Event”). If all the T2 BSAs and T3 BSAs are exercised, up to 120.8 million additional shares may be issued by the Company.

At the transaction date, the fair value of the T2 New Shares and T2 BSAs call options increased to €78.2 million and €79.9 million, respectively. There can be no guarantee that the Company will release positive topline results from the Phase III NATiV3 trial on its expected timeline, or at all. In addition, Investors may opt not to exercise any or all of the T2 BSAs or T3 BSAs, in which case the Company will receive no or less proceeds from the Structured Financing than expected.

At the issuance date, the number of T2 New Shares or T2 BSAs was fixed, and the instruments meet the “fixed-for-fixed” rule under IAS 32. The fair value of the derivative instruments, at the transaction date, was de-recognized through equity (See Note 3.4 – Derivatives).

Implementation of a new At-The-Market (‘ATM’) Program

In October 2025, the Company established a new ATM program with Piper Sandler & Co. as sales agent, pursuant to which the Company may offer and sell its ADSs for an aggregate offering price of up to $100.0 million from time to time, “at - the - market”, including to unsolicited investors who have expressed an interest. The offering price is subject to a regulatory limit of 30% dilution over a rolling period of 12 months and within the limits of investors’ requests expressed in the context of the program.

Registered underwritten public offering of ADSs for gross proceeds of $172.5 million

In November 2025, the Company completed a registered underwritten public offering in the United States of 44,805,193 American Depositary Shares (“ADSs”), each representing one ordinary share, at $3.85 per ADS, for gross proceeds of $172.5 million (€149.0 million) and estimated net proceeds, after deducting underwriting fees, commissions and estimated expenses payable by the Company, of $161.2 million (€139.4 million). The offering price was set at $3.85 per ADS,corresponding to €3.33 per ordinary share based on the exchange rate of €1.00= $1.1576 published by the European Central Bank on November 12, 2025.

Governance

Resignation of Lucy Lu as director

Effective May 21, 2025, Ms. Lu resigned as a member of the Board of Directors of the Company. Ms. Lu’s decision to resign was not the result of any disagreement between Ms. Lu and the Company’s management, or any other member of the Board of Directors on any matter relating to the Company’s operations, policies, or practices.

Election of Renée Aguiar-Lucander to the Board of Directors

During the Company’s shareholders’ General Meeting held on May 22, 2025, the shareholders appointed Renée Aguiar-Lucander as a member of the Board of Directors of the Company, effective May 22, 2025.

Departure of Pierre Broqua as Deputy Chief Executive Officer and appointment of Jason Campagna as new President of R&D and Chief Medical Officer

Effective June 30, 2025, Pierre Broqua stepped down from his position as Deputy Chief Executive Officer and Chief Scientific Officer of the Company. In July 2025, Jason Campagna, MD, PhD, joined the Company as President of R&D and Chief Medical Officer, succeeding Pierre Broqua, PhD, and Michael Cooreman, MD, who departed as Chief Medical Officer.

Appointment of Martine Zimmermann as Executive Vice President of Regulatory Affairs and Quality Assurance

Effective August 18, 2025, the Company appointed Martine Zimmermann, PharmD, to its executive leadership team as Executive Vice President of Regulatory Affairs and Quality Assurance. Prior to taking on this position, Martine Zimmermann resigned as a member of the Board of Directors of the Company.

Departure of Frédéric Cren as Chief Executive Officer and appointment of Andrew Obenshain

The Company appointed Andrew Obenshain as Chief Executive Officer, (‘CEO’), effective October 1, 2025 succeeding Frédéric Cren, co-founder of the Company, who has served as CEO since its inception in 2012 until September 30, 2025. Frédéric Cren also stepped down from the Company’s Board of Directors.

Combined Shareholders’ General Meeting held on November 27, 2025

At the Combined General Meeting held on November 27, 2025, the Company’s shareholders approved the settlement agreement entered into between the Company and. Frédéric Cren, (in accordance with Articles L. 225-38 et seq. of the French Commercial Code) and the partial waiver1 of the attendance and performance conditions associated with the grant of free shares to Frédéric Cren under the AGA 2024-1 and AGA 2025-1 plans.

Share-based payments and stock options

Free shares plans:

As of December 31, 2025, 10 AGA plans are outstanding: AGA 2023-1, AGA 2024-1, AGA 2024-2, AGA 2024-3, AGA 2024-4, AGA 2025-1, AGA 2025-2, AGA 2025-3, AGA 2025-4, AGA 2025-5.

On June 25, 2025 the Board of Directors decided to amend an award granted to Pierre Broqua pursuant to the AGA 2024-2 plan, in connection with his decision to retire as Deputy Chief Executive Officer of the Company, effective June 30, 2025. This amendment included removing presence and performance conditions while maintaining the original vesting and lock-up schedule, and resulted in a share-based compensation expense of €0.6 million, as of June 30, 2025.

On September 26, 2025, the Board of Directors decided to grant:

●	2,370,500 free shares to employees under the new AGA 2025-2 plan, and
●	38,000 free shares to employees under the new AGA 2025-3 plan,

As part of the settlement agreement between the Company and Frédéric Cren in connection with his departure as CEO of the Company, and subject to shareholder approval, the Board of Directors decided on September 30, 2025 to:

●	grant 6,158,699 free shares to Frédéric Cren, as Chief Executive Officer, under the new AGA 2025-1 plan; and
●	amend grants made to Frédéric Cren pursuant to the AGA 2023-1, AGA 2024-1 and 2025-1 plans.

On November 27, 2025, these decisions were approved by the Company’s shareholders at the Combined General Meeting. This amendment partially waived presence and performance conditions which resulted in an aggregate share-based compensation expense of €11.1 million as of December 31, 2025.

On December 15, 2025, the Board of Directors decided to grant:

●	68,000 free shares to employees under the new AGA 2025-4 plan; and
●	500,000 free shares to employees under the new AGA 2025-5 plan.

Stock-option plans

On October 10, 2025, the Board of Directors decided to grant 1,865,750 stock options to French employees through the new plan “SO 2025-1”.

On December 2, 2025, the Board of Directors decided to grant 6,000,000 stock options to Andrew Obenshain, CEO of the Company, through the new plan “SO 2025-2”.

1The financial statements impacts are detailed in the Note 12 – Shareholders’ equity.

On December 15, 2025, the Board of Directors decided to grant 1,145,500 stock options to employees through the new plan “SO 2025-3. The final terms and conditions of the SO 2025-3 plan were shared with the grantees in January 2026. In accordance with IFRS Accounting Standards, the related share-payment expenses will be accounted for and reflected in the financial statements for the year ending December 31, 2026.

The aforementioned plans are described in Note 12.4. – Bonus share award plans and in Note 12.6. – Stock options plans.

1.3Significant events of 2024 and 2023

Business

Drawdown of Tranche B of €25 million under Finance Contract with the EIB (see Note 13 – Debt, Derivatives and Royalty certificates liabilities)

In January 2024, the Company drew down the second tranche of €25 million (‘Tranche B’) under the finance contract for up to €50 million the Company entered into with EIB on May 16, 2022 (the ‘Finance Contract’).

Tranche B carries a 7% interest capitalized annually and repayment in fine. The repayment is due in January 2027, three years after its disbursement.

Tranche B was recognized as financial debt at amortized cost, which takes into account the fair value of the derivative instrument (warrants) at inception and the borrowing costs.

In June 2024, the Company and EIB amended the warrant agreement to modify the provisions related to adjusting the exercise ratios of the EIB Warrants. As December 31, 2025, the exercise ratio of the EIB warrants is currently under discussion between the EIB and the Company, due to differing interpretations between the parties related to the complexity of the contractually defined adjustment mechanisms. The ratio used for this calculation represents the Company’s most reasonable estimate to date. Once an agreement has been reached with the EIB with respect to the exercise ratio, additional dilution may occur. (See Note 13.3 – Long term derivatives).

Treatment-related Suspected Unexpected Serious Adverse Reaction in the first quarter of 2024

On February 15, 2024, the Company announced that an adverse event of elevated aminotransferases in liver tests was reported in a patient enrolled in the trial following a scheduled visit. The patient was without clinical symptoms throughout the period of observation. This event has been assessed as a treatment-related SUSAR. Other milder cases of elevation of aminotransferases among trial participants were also reported. The Company decided to voluntarily pause screening and randomization to implement changes to the enrollment criteria to exclude patients diagnosed with or with a predisposition to autoimmune liver or thyroid disease and more frequent liver monitoring for patients enrolled in the trial as recommended by the DMC.

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

The Company completed screening of patients in the NATiV3 trial in January 2025 and announced in April 2025 the completion of patient enrollment in its NATiV3 trial with the randomization of the last patient in the main cohort. The topline results are expected for the fourth quarter of 2026.

Presentation of the results of LEGEND Phase IIa combination trial with lanifibranor and empagliflozin in patients with MASH and T2D

On March 18, 2024, the Company announced positive results from its LEGEND proof-of-concept study combining lanifibranor with empagliflozin in patients with MASH and Type 2 Diabetes Mellitus (‘T2DM’).

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

The study also demonstrated a statistically significant reduction in hepatic steatosis measured by MRI-PDFF, in patients treated with lanifibranor alone and in combination with empagliflozin,-47% and -38% respectively, compared to placebo (0%). 83% and 67% of patients treated with lanifibranor alone or in combination with empagliflozin respectively, showed a reduction greater or equal to 30% of their hepatic fat, compared to 0% in the placebo arm. In addition, the study demonstrated a statistically significant effect on several secondary and exploratory endpoints, including liver enzymes (alanine aminotransferase (‘ALT’) and aspartate aminotransferase (‘AST’), insulin resistance (‘HOMA-IR’), HDL, and adiponectin (see tables below). Markers of liver inflammation and fibrosis (corrected T1 relaxation time (cT1) assessed by LiverMultiScan®) were assessed for the first time with lanifibranor and showed a significant effect with lanifibranor alone and in combination with empagliflozin.

The study also demonstrated that patients treated with lanifibranor in combination with empagliflozin maintained a stable weight throughout the 24 weeks study, addressing the moderate, metabolically healthy, weight gain that can be observed in some patients treated with lanifibranor alone. Furthermore, these results demonstrated a significant relative reduction in the VAT/SAT ratio (visceral and subcutaneous adipose tissue) in patients treated with lanifibranor alone or in combination with empagliflozin, -5% and -17% respectively, compared to an increase of 11% in patients under placebo. This result reflected a shift from pro-inflammatory visceral fat towards metabolically healthy adipose tissue.

The treatment with lanifibranor 800mg/daily alone and in combination with empagliflozin 10mg/daily for 24 weeks appeared to be well tolerated, with no safety concerns reported.

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

Approval of patent application in Japan

On July 25, 2024, the Company announced that the Japan Patent Office (‘JPO’) approved the Company patent application No. JP 2019-203498, providing intellectual property rights and protecting the use of lanifibranor for the treatment of patients with cirrhosis. This new patent is valid until November 8, 2039, excluding any potential patent term adjustments or extensions that may provide additional protection until 2043.

Amendment to the exclusive license and collaboration agreement with CTTQ

On October 11, 2024, the Company entered into an amendment (the ‘CTTQ Amendment’) to the CTTQ License Agreement, pursuant to which, among other things, the CTTQ agreed to reduce the aggregate milestone payments under the agreement payable to the Company. Under the CTTQ Amendment, if the Company received commitments, before December 31, 2024, from investors to subscribe for equity in the Company, in one or two tranches, for a total gross amount of at least €180 million (the ‘Equity Raise’), CTTQ agreed to pay the Company (i) $10 million within 30 days of a successful first tranche of the Equity Raise of a total amount of at least €90 million, (ii) $10 million upon completion of a successful second tranche of the Equity Raise of a total amount of at least €90 million, and (iii) $10 million upon publication by the Company of the pivotal data announcing that the primary endpoint or one of the two key secondary endpoints of NATiV3, with one of the dosing regimens tested in the trial, have been met. In addition, under the CTTQ Amendment, the royalty rate to be paid to us by the CTTQ was reduced to a flat low single digits rate of net sales. In December 2024, CTTQ paid to the Company $10 million following the issuance of the first tranche of the Structured Financing. In July 2025, CTTQ paid the Company $10 million following the T2 Transaction. The accounting treatment and accounting impacts as of December 31, 2024 are described in Note 3.12. – Revenue, Note 3.17. – Use of estimates and judgment, and Note 19 – Revenues and other income. For payment by CTTQ of the $10 million milestone payment following the issuance of the second tranche of the Equity Raise, please see Note 1.2 – Significant events of 2025 — Milestone payment from Chia Tai Tianqing Pharmaceutical Group, Co., LTD.

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

Changes in the clinical development of lanifibranor

On January 4, 2023, the Company announced changes to the clinical development of lanifibranor, including plans for a new Phase III trial in patients with NASH and compensated cirrhosis. The Company reduced the number of biopsies and the trial duration, eventually offering all patients in the trial access to treatment and potentially expanding the addressable patient population beyond patients with F2 and F3 fibrosis to patients with NASH and compensated cirrhosis.

Service contract with Avant Santé

On February 21, 2023, the Company entered into a study service agreement with Avant Santé, a contract research organization (‘CRO’) based in Mexico, in connection with the NATiV3 clinical trial. Pursuant to the terms of the agreement, the CRO was to randomize 120 patients in 10 clinical sites in Mexico by December 31, 2023. However, this randomization has been delayed. The Company estimated that it will pay Avant Santé a total amount up to €14.7 million over the period from February 22, 2023, the effective date of the contract, until the second half of 2027.

Development of lanifibranor in Greater China (CTTQ)

On May 22, 2023, CTTQ received IND approval from the NMPA to initiate the clinical development in mainland China of lanifibranor in NASH. CTTQ decided to participate in the ongoing NATiV3 Phase III trial which, if positive, was expected to support a potential filing of a NDA in China. The Company invoiced CTTQ for $2.1 million on May 22, 2023 ($2 million for the milestone of obtaining IND approval from the NMPA and an additional billing of $0.1 million). On July 19, 2023, the Company received $1.9 million after deducting the withholding tax of $0.2 million.

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

These were the two short-term milestones payments under the CTTQ License Agreement. Following the receipt, the Company had met all financial and operational conditions precedent to draw the €25 million Tranche B under the Finance Contract (see Note 1.3 – Significant events of 2024 and 2023).

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

Amendment to the CRO Contract with Pharmaceutical Research Associates Group B.V.

On June 26, 2023, in connection with the NATiV3 Phase III trial in NASH, the Company entered into a new amendment to the April 2021 agreement with retroactive effect in January 2021 with Pharmaceutical Research Associates Group B.V. (‘PRA’) (see Note 26 – Commitments related to operational activities), which amends provisions relating to study information following changes to the trial protocol.

Licensing agreement with Hepalys

On September 20, 2023, the Company and Hepalys, a company created by Catalys and incorporated in Japan announced that they had entered into the Hepalys License Agreement.

In parallel, the Company entered into the Catalys Option Agreement to acquire 30% of the shares of Hepalys. On September 26, 2023, the Company exercised its option with an effective date on October 11, 2023 (see Note 7 – Investments accounted for using the equity method).

In addition, on September 20, 2023, the Company, Catalys and Hepalys entered into the Catalys Shareholders Agreement, pursuant to which the Company has the option to acquire the outstanding shares of Hepalys at a pre-agreed multiple of post-money valuation under certain conditions and has a right of first refusal if Hepalys receives an offer for the license and rights related to lanifibranor.

Pursuant to the Hepalys License Agreement, Hepalys is responsible for all clinical activities in Japan and South Korea necessary to obtain marketing authorization in these territories. In February 2025, the Company announced the first dosing of the first participant in a Phase I trial in Japan. This Phase I trial has since been completed, and its results have been positive. These results support the initiation of a dedicated pivotal trial in patients with MASH in the territories covered by Hepalys, subject in particular to the availability of results from NATiV3.

The Hepalys License Agreement was expected to accelerate the time to market of lanifibranor in Japan and South Korea if regulatory approvals are obtained. According to external publications, both countries are major markets, with up to 2.7% and up to 5.2% of Japanese and South Koreans, respectively, suffering from NASH, including about 15% of South Korean patients with significant fibrosis.

Under the terms of the Hepalys License Agreement, the Company (i) received a $10 million upfront payment from Hepalys on October 18, 2023 (corresponding to €9.5 million at the exchange rate as of the payment date) (see Note 19.1. – Revenues and Note 3.17. – Use of estimates and judgment) and (ii) is eligible to receive up to $231 million in milestone payments if certain clinical, regulatory and commercial conditions are met. Subject to regulatory approval, the Company had the right to receive tiered royalties from mid double digits to low twenties based on net sales of lanifibranor in Japan and South Korea.

In November 2023, the Company completed the transfer of know-how to Hepalys pursuant to the Hepalys License Agreement, and the Company consequently recognized revenue for an amount of €12.7 million in accordance with IFRS 15. The amount of €12.7 million was composed of the upfront payment ($10 million or €9.3 million at the exchange rate at the billing date) and the fair value ($3.6 million or €3.4 million) of the shares of Hepalys acquired under the Catalys Option Agreement (see Note 1.3. – Significant events of 2024 and 2023, Note 3 – Accounting principles, and Note 19.1. – Revenues).

Acquisition of 1,500,000 ordinary shares of Hepalys

On September 26, 2023, pursuant to the terms of the Catalys Option Agreement, the Company exercised its option to buy 30% (1,500,000 ordinary shares) of Hepalys at an aggregate exercise price of ¥300 (equal to €1.90). Following the receipt of the exercise notice, Hepalys’s Board of Directors authorized the transfer of the 1,500,000 ordinary shares from Catalys to the Company on October 11, 2023. Concurrently, on September 29, 2023, Hepalys’s shareholders agreed to a capital increase of $13 million, in which the Company did not take part, resulting in a dilution of the Company’s ownership down to 15%. As of December 31, 2023, the Company owned 15% of the shares of Hepalys. The Company analyzed its ownership of Hepalys and concluded that, as of December 31, 2023, it had a significant influence but not control or joint control of Hepalys. The significant influence is reflected through the ownership of percentage of interests held, the percentage of potential voting rights owned by the Company including the option, under the Catalys Shareholders Agreement, to acquire all outstanding shares of Hepalys at a pre-agreed multiple of post-money valuation that was exercisable as at December 31, 2023, as well as the active participation in the business of Hepalys in the framework of the Hepalys License Agreement. The investment in Hepalys is accounted for using the equity method of accounting (see Note 2.2. – Scope and method of consolidation and Note 7 – Investments accounted for using the equity method).

The Phase II study led by Dr. Kenneth Cusi evaluating lanifibranor in patients with T2D and MASLD was selected as late breaker

On November 6, 2023, the Company announced a late breaker abstract that presents results from the investigator-initiated Phase II clinical trial evaluating lanifibranor in patients with T2D and NAFLD sponsored by Dr. Cusi at the University of Florida.

Equity financing

Issuance of 3,144,654 warrants to European Investment Bank (‘EIB’) in connection with the drawdown of Tranche B (see Note 13 – Debt, Derivatives and Royalty certificates liabilities)

In January 2024, the Company issued 3,144,654 warrants to EIB (the ‘EIB Tranche B Warrants’) and, together with the 2,266,023 warrants issued to EIB in November 2022, (the ‘EIB Warrants’) as a condition to the drawdown of Tranche B under the Finance Contract. Each EIB Tranche B Warrant has a subscription price of €0.01 and gave the right to subscribe one share, prior to any adjustments to the exercise ratio, against payment of an exercise price of equal to €3.95 per warrant.

The Company had received the disbursement of the first tranche of €25.0 million (‘Tranche A’) under the Finance Contract on December 2022.

The EIB Tranche B Warrants have a maturity of twelve years and shall be exercisable following the earliest to occur of (i) the maturity date of Tranche A (i.e., on December 8, 2026), (ii) a change of control event (as described in the Finance Contract), (iii) an event of default under the Finance Contract, or (iv) a repayment demand by EIB under the Finance Contract. The EIB Warrants will automatically be deemed null and void if not exercised within the twelve-year period.

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

If all EIB Tranche B Warrants were exercised, the Company could receive gross proceeds of up to €12,421,383. There can be no guarantee that EIB will exercise any or all of the EIB Warrants or that the Company will receive any proceeds from the exercise of the warrants.

On the date of their respective issuances, each EIB Warrant entitled EIB to one ordinary share of the Company in exchange for the exercise price. However, due to anti-dilutive mechanisms, the exercise ratio has been adjusted following the various capital increases and incentives plans. As of December 31, 2025, the exercise ratio of the EIB warrants is currently under discussion between the EIB and the Company, due to differing interpretations between the parties related to the complexity of the contractually defined adjustment mechanisms. The ratio used for this calculation represents the Company’s most reasonable estimate to date. Once an agreement has been reached with the EIB with respect to the exercise ratio, additional dilution may occur.

Issuance of 2024 Royalty Certificates

On July 18, 2024, the Company announced the issuance of royalty certificates (the ‘2024 Royalty Certificates’) subscribed by Samsara BioCapital, BVF Partners, NEA, Sofinnova and Yiheng, for an amount of approximately €20.1 million.

The 2024 Royalty Certificates entitled their holders to the payment of annual royalties equal to 3% of future net sales of lanifibranor, if any, from the financial year following the commencement of sales of lanifibranor following the potential grant of marketing authorization for lanifibranor in (i) the United States of America or (ii) the countries of the European Union or (iii) the United Kingdom, whichever occurs first. The 2024 Royalty Certificates do not confer any additional financial rights other than the payment of the royalties referred to above.

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

The 2024 Royalty Certificates are independent of the royalty certificates issued in August 2023 (the ‘2023 Royalty Certificates’) and they do not have the same characteristics.

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

Structured Financing in three tranches for a maximum amount of €348 million

On October 14, 2024, the Company announced the Structured Financing of up to €348 million. The Structured Financing consists of the three tranches, with the first tranche consisting of the following two phases:

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

(ii)

The issuance of 7,872,064 new ordinary shares (the ‘T1 bis Shares’) at a subscription price of €1.35 per T1 bis Share, and the issuance of 8,053,847 pre-funded warrants to purchase up to 8,053,847 ordinary shares at an exercise price of €0.01 per new ordinary share (the ‘T1 bis BSAs’) at a subscription price of €1.34 per T1 bis BSA, for aggregate gross proceeds of €21.4 million (net proceeds approximately €20.1 million). This issuance was subject to adoption by shareholders of the appropriate resolutions by the combined general meeting of shareholders held on December 11, 2024 (the ‘General Meeting’). Settlement and delivery of the T1 bis Shares and the T1 bis BSAs, took place on December 19, 2024.

For the issuance of the second tranche, which closed in May 2025, and the third tranche, consisting of the potential exercice of the T3 BSAs, please see Note 1.2 – Significant events of 2025 — Closing of the €116 million second tranche of the structured financing of up to €348 million.

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

The 2023 Royalty Certificates grant holders the right to receive annual royalties equal to 2% of future net sales of lanifibranor, if any, capped at €92.1 million, beginning in the fiscal year following the start of the sales of lanifibranor following the granting of the market authorization (‘Autorisation de mise sur le marché’) for lanifibranor in (i) the United States or (ii) the countries of the European Union or (iii) the United Kingdom, whichever occurs first, if at all.

These certificates do not provide additional financial rights beyond royalties and do not apply to products other than lanifibranor. They have a 15-year term and do not provide for an accelerated repayment in case of change of control. The Company may at any time repurchase in full the 2023 Royalty Certificates by paying an amount equal to (i) the global cap of €92.1 million minus any royalties paid prior to such repurchase or (ii) a price to be agreed between the Company and the holders of the 2023 Royalty Certificates. The 2023 Royalty Certificates are not listed on any stock exchange. The Company used the proceeds primarily to fund part of the NATiV3 Phase III clinical trial of lanifibranor in NASH.

The accounting treatment is described in Note 3.8. – Royalty Certificates liabilities.

Governance

At the General Meeting held on June 20, 2024, André Turenne was appointed as member of the Board of Directors of the Company.

On December 10, 2024, Sofia BV, represented by Chris Buyse, and Pierre Broqua resigned as directors of the Company. Pierre Broqua remained Deputy CEO of the Company until June 30, 2025.

At the General Meeting held on December 11, 2024, Dr. Mark Pruzanski and Dr. Srinivas Akkaraju were appointed members of the Board of Directors of the Company. At the Board meeting held on December 13, 2024, Dr. Mark Pruzanski was appointed Chairman of the Board of Directors.

Share-based payments and stock options

On December 13, 2024, the Board of Directors decided to grant the following incentive awards:

-	800,000 bonus shares awards (‘AGA 2024-1’) to Frédéric Cren, as then CEO and director ;
-	800,000 bonus shares awards (‘AGA 2024-2’) to Pierre Broqua, as then - Deputy CEO of the Company;
-	1,577,000 bonus shares awards (‘AGA 2024-3’) to employees located in France; and
-	113,000 bonus shares awards (‘AGA 2024-4’) to employees located outside France.

On December 20, 2024, the Board of Directors decided to grant the following incentive awards:

-	12,898,116 stock options to Mark Pruzanski, Chairman of the Board of Directors of the Company since December 13, 2024, through the new stock options plan (‘SO 2024-1’); and
-	301,000 stock options to employees located outside France through the new stock options plan (‘SO 2024- 2’).

The final terms and conditions of the plans were shared with the grantees in January 2025. In accordance with IFRS Accounting Standards, the related share-payment expenses are accounted for and reflected in the financial statements for the year ending December 31, 2025.

The aforementioned plans are described in Note 12.4. – Bonus share award plans and in Note 12.6. – Stock options plans.

Note 2. Basis of preparation and statement of compliance

2.1Statement of compliance

The Company has prepared these consolidated financial statements in accordance with International Financial Reporting Standards as adopted by the European Union and IFRS ® Accounting Standards as issued by the International Accounting Standard Board (‘IASB’).

These consolidated financial statements as of December 31, 2025 and for the twelve months ended December 31, 2025, 2024 and 2023 were authorized for issue by the Company’s Board of Directors on March 27, 2026.

Standards, amendments to existing standards and interpretations published by the IASB whose application has been mandatory since January 1, 2025

The application of standards, amendments to existing standards and interpretations whose application has been mandatory since January 1, 2025 primarily concern:

●	Amendment to IAS 21 Lack of Exchangeability, the Effects of Changes in Foreign Exchange Rates.

Those amendments had no material impact on the Company’s consolidated financial statements for the year ended December 31, 2025.

Standards, amendments to existing standards and interpretations published by the IASB whose application is not yet mandatory

The new standards, interpretations and amendments to existing standards that have been published but did not apply to the financial statements as of December 31, 2025, are:

●	Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates – as of January 1, 2027
●	Amendments to IFRS 9 and IFRS 7 – Classification and Measurement of Financial Instruments – as of January 1, 2026
●	Amendments to IFRS 9 and IFRS 7 – Contracts Referencing Nature-dependent Electricity – as of January 1, 2026
●	Annual Improvements to IFRS Accounting Standards, as of January 1, 2026 – Amendments to:
o	IFRS 1 First-time Adoption of International Financial Reporting Standards;
o	IFRS 7 Financial Instruments: Disclosures and its accompanying Guidance on implementing IFRS 7;
o	IFRS 9 Financial Instruments;
o	IFRS 10 Consolidated Financial Statements; and
o	IAS 7 Statement of Cash flows
●	New standard – IFRS 18 – Presentation and Disclosure in Financial Statements – as of January 1, 2027
●	New standard – IFRS 19 – Subsidiaries without Public Accountability: Disclosures – as of January 1, 2027

The Company is currently assessing the applicability and impact of these new standards, interpretations and amendments.

2.2Scope and method of consolidation

●	Accounting policy

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

As of December 31, 2025, the scope of consolidation consists of two entities, the parent, Inventiva S.A. and its 100% owned subsidiary, Inventiva Inc., for which no non-controlling interest is recognized.

		Percent of
	Date of	Ownership
	incorporation	Interest	Accounting Method
INVENTIVA Inc.	01/05/2021	100%	Fully Consolidated

●	Interests in associates and joint ventures

The Company owns 15% of the ownership and voting rights of Hepalys, which is incorporated and has its principal place of business in Japan. In accordance with IAS 28 Investments in Associates and Joint Ventures, Hepalys is an associate of the Company and is accounted for using the equity method (see Note 7. – Investments accounted for using the equity method).

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

The results and financial position of foreign operations that have a functional currency different from the presentation currency are translated into euros, the presentation currency, as follows:

●	Assets and liabilities for each balance sheet presented are translated at the closing rate on the date of that balance sheet,
●	Income and expenses for each statement of (income) loss and statement of comprehensive (income) loss are translated at average exchange rates (which is an approximate value of the exchange rate on the transaction date in the absence of significant fluctuations. Income and expenses are translated at the transaction dates if the exchange rates fluctuate significantly), and
●	All resulting exchange differences are recognized in other comprehensive income.

Exchange rate (USD per EUR)	December 31, 2025	December 31, 2024	December 31, 2023
Average exchange rate for the period	1.1300	1.0824	1.0813
Exchange rate at the end of period	1.1750	1.0389	1.1050

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

3.3.Impairment of non-financial assets

IAS 36 — Impairment of Assets requires that depreciated and amortized assets be tested for impairment whenever specific events or circumstances indicate that their carrying amount may exceed their recoverable amount. The excess of the carrying amount of the asset over the recoverable amount is recognized as an impairment. The recoverable amount of an asset is the higher of its value in use and its fair value less costs of disposal. Impaired non-financial assets are examined at each year-end or half-year closing date for a possible impairment reversal.

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

ABSAs

In May 2025, the Company issued the second tranche of the Structured Financing, for gross proceeds of €115.6 million (net €108.5 million), following the satisfaction of the applicable conditions precedent thereto (the ‘T2 Conditions Precedent’). See Note 1.2 – Significant events of 2025.

The second tranche consisted of the issuance of T2 New Shares and T2 BSAs, each with one T3 BSA attached.

Before the issuance of the instruments, the T2 New Shares and T2 BSAs were treated as call options, and were each classified as derivatives on own equity instruments, because the “fixed-for-fixed” rule under IAS 32, which provides that derivatives will be classified as equity if they can only be settled by delivering a fixed number of shares in exchange for a fixed amount of cash or another financial asset, is not met (non-cash settlement option which may result in exchanging a variable number of shares). The derivatives were recorded as liabilities at fair value, with changes in fair value recorded through profit and loss, for an amount of €73.4 million as of December 31, 2024 (€89.4 million for the initial recognition of the fair value of derivative instruments in connection with the Structured Financing, offset by a decrease in fair value of €16 million over the period). The fair value is estimated using the Black & Scholes approach which takes into account data from active markets and unobservable data (directly and indirectly) (see Note 3.17 – Use of estimates and judgment).

At the issuance date, the number of T2 New Shares and T2 BSAs was fixed, and the instruments met the “fixed-for-fixed” rule under IAS 32. The fair value of the derivative instruments, at the date of the issuance of the T2 New Shares and T2 BSA, was de-recognized through equity.

For the T3 BSAs, the “fixed-for-fixed” rule under IAS 32 is met, since they will be settled, when exercised, only through the delivery of a fixed number of shares in exchange for a fixed amount of cash. Thus, the instruments are classified as equity instruments. The accounting treatment and impact of the derivatives (EIB warrants and ABSAs) on the 2023, 2024 and 2025 financial years is described in Note 13 – Debt, Derivatives and Royalty certificates liabilities.

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

3.6.Share-based payments plans

Since the Company’s inception, the Company put in place compensation plans settled in equity instruments in the form of share warrants awarded to employees (Bons de souscription de parts de créateur d’entreprise, BSPCE or BSPCE share warrants) and to a non-employee (Bons de souscription d’actions, BSA or BSA share warrants), bonus share award to employees (Attribution gratuite d’actions, AGA or AGA bonus share award) and free performance units plans (Attribution gratuite d’unités de performance, ‘PAGUP’ or PAGUP free performance units).

In accordance with IFRS 2 — Share-based Payment, services received are recognized in expenses with a corresponding increase in equity in the period in which the services are provided by the employees or non-employees. The values of the BSAs, BSPCEs, AGAs and PAGUPs are determined with the assistance of an independent expert using the methods described below.

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

Movement, details, and measurement of the fair value of options incorporates the vesting conditions of these plans are described in Note 12.3 – Share warrants plan, Note 12.4 – Bonus share award plans and Note 12.5 – Performance units plans.

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

The accounting treatment applied to the financing contract entered with the EIB is described in Note 13 – Debt, Derivatives and Royalty certificates liabilities.

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

In addition, the Company concluded that the early redemption payment clause was an embedded derivative with a fair value considered to be nil. Consequently, there is no embedded derivative to be accounted for separately (see Note 3.17 – Use of estimates and judgment). Royalty certificates are initially measured at fair value (refer to Note 13 – Debt, Derivatives and Royalty certificates liabilities for valuation model applied). They are subsequently measured at amortized cost calculated using the effective interest rate (‘EIR’) method (see Note 3.17 – Use of estimates and judgment).

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

Deferred tax assets and liabilities are offset when a legally enforceable right exists to set off current tax assets against current tax liabilities, and the deferred taxes concern the same entity and the same tax authority.

Deferred tax assets

Deferred tax assets are recognized for all deductible temporary differences, unused tax losses and unused tax credits to the extent that it is probable that the temporary difference will reverse in the foreseeable future and that taxable profit will be available against which the deductible temporary difference, unused tax losses or unused tax credits can be utilized. It includes the research tax credit granted by the U.S. Government granted by the tax authorities to encourage technical and scientific research by U.S. companies (see Note 6. - Deferred tax assets).

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

Actuarial gains and losses arise from the effect of changes in assumptions and experience adjustments (i.e., differences between the assumptions used and actual data). These actuarial gains and losses are recognized wholly and immediately in other comprehensive income or loss and are not subsequently reclassified to the statement of income (loss).

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

3.11.Other provisions

In accordance with IAS 37 — Provisions, Contingent Liabilities and Contingent Assets, a provision should be recognized when: (i) an entity has a present legal or constructive obligation as a result of a past event; (ii) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and (iii) a reliable estimate can be made of the amount of the obligation. Provisions for restructuring include termination benefits, severance and other employee costs, as well as consulting fees. No provisions are recognized for future operating losses.

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

Under IFRS 15, revenue is recognized when the Company fulfills a performance obligation by providing separate goods or services to a customer, when the customer obtains control of those goods or services. An asset is transferred when the customer obtains control of that asset or service. Under this standard, each contract must be analyzed on a case-by-case basis (unless precluded by the standard) in order to verify whether it contains performance obligations to customers, and, if applicable, to identify the nature of said obligations in order to appropriately account for the amount that the Company has received or is entitled to receive from customers:

-	the transfer of the right to use the intellectual property, via a license granted by the Company, as it exists at the time of the transfer, the date of which will determine that of the revenue recognition;
-	if the license is considered as a right of access to the intellectual property of the Company over the life of the license, the revenue would be recognized over this lifetime;
-	the supply of products whose revenues would be recognized at the time of transfer of control of the delivered products;
-	revenue from variable consideration, such as development or regulatory milestones and potential revenue from sales-based or usage-based royalty promised in exchange for a license of intellectual property would not be recognized until it is highly probable that the reversal of revenue from milestones or completion of the sale does not occur.

The accounting treatment of the contracts with customers are detailed in Note 19.1. – Revenues.

3.13.Other income

Research tax credit

This includes the CIR granted by the French tax authorities to encourage technical and scientific research by French companies and it is recorded in the “Tax receivables” line of the statement of financial position. CIR is granted to companies that demonstrate expenses that meet the required criteria, including research expenses located in France or certain other European countries, receive a tax credit that can be used against the payment of the corporate tax due in the fiscal year in which the expenses were incurred and during the next three fiscal years. Companies may receive cash reimbursement for any excess portion.

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

Other grants

The Company could receive subsidies from several public bodies. The subsidies are related to net income and granted to compensate for incurred expenses. They are therefore recognized in net income as other income for the period in which it becomes reasonably certain that they will be received, and that the Company will comply with the conditions related to them (IAS 20.7).

3.14Fair value measurement

In the table below, financial instruments are measured at fair value according to a hierarchy comprising three levels of valuation inputs:

●	Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.
●	Level 2: Inputs other than quoted market prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

●	Level 3: Unobservable inputs for the asset or liability.

The table below presents the financial liabilities of the Company measured at fair value on December 31, 2025:

On December 31, 2025 (in thousands of euros)	Level 1	Level 2	Level 3
Financial liabilities at fair value through profit or loss
Long-term financial debt - derivatives	—	—	119,385
Short-term financial debt - derivatives	—	—	—
Total liabilities	—	—	119,385

See Note 13.3 – Long-term Derivatives.

The table below presents the financial liabilities of the Company measured at fair value at December 31, 2024:

On December 31, 2024 (in thousands of euros)	Level 1	Level 2	Level 3
Financial liabilities at fair value through profit or loss
Long-term financial debt - derivatives	—	—	24,315
Short-term financial debt - derivatives	—	—	73,400
Total liabilities	—	—	97,715

The table below presents the financial liabilities of the Company measured at fair value on December 31, 2023:

On December 31, 2023 (in thousands of euros)	Level 1	Level 2	Level 3
Financial liabilities at fair value through profit or loss
Long-term financial debt - derivatives	—	—	10,265
Short-term financial debt - derivatives	—	—	—
Total liabilities	—	—	10,265

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

Translation of foreign currency transactions

As of December 31, 2025, foreign currency transactions include bank accounts and short-term deposits in U.S dollars subscribed after the underwritten public offering in the United States of American Depositary Shares (see Note 1.2 – Significant events of 2025). Certain purchasing transactions are carried out in foreign currencies for the Company’s studies and clinical trials conducted in the United States and to a lesser degree the United Kingdom, and Sweden. For the year ended December 31, 2025, these expenses in a foreign currency amount to approximately €31.4 million, or 22% of the operating expenses, compared to €37.3 million, or 33% of the operating expenses in December 31, 2024, and €46.8 million, or 37% for the year ended December 31, 2023.

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

For the Company’s geographical split please refer to tables below:

	As of December 31,
(in thousands of euros)	2023	2024	2025
France	541	48	182
USA	—	—	—
China	—	—	—
Intangible assets	541	48	182
France	8,402	3,664	2,039
USA	724	323	60
China	—	1,018	880
Property, plant and equipment	9,125	5,005	2,979
France	9,958	1,047	1,162
USA	96	—	—
China	—	—	—
Other non-current assets	10,055	1,047	1,162

	As of December 31,
(in thousands of euros)	2023	2024	2025
France	118	69	—
USA	—	—	—
China	4,610	9,129	4,483
Japan	12,750	—	—
Revenue	17,477	9,198	4,483

3.17.Use of estimates and judgment

The preparation of financial statements in accordance with IFRS Accounting Standards requires:

●	Management to make judgments when selecting appropriate assumptions for accounting estimates, which consequently involve a certain degree of uncertainty.
●	Management to make estimates and apply assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, as well as information presented for the period.

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

In the context of the biotech industry, R&D services are generally capable of being distinct if:

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

●	Allocation of transaction price to performance obligations - A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. For contracts with multiple performance obligations, the Company allocates the contract’s transaction price to each performance obligation using its best estimate of the standalone selling price of each distinct good or service in the contract.
●	Non-cash consideration - To determine the transaction price for contracts in which a customer promises consideration in a form other than cash, an entity shall measure the non-cash consideration (or promise of non-cash consideration) at fair value. If an entity cannot reasonably estimate the fair value of the non-cash consideration, the entity shall measure the consideration indirectly by reference to the stand-alone selling price of the goods or services promised to the customer (or class of customer) in exchange for the consideration. The fair value of the non-cash consideration may vary because of the form of the consideration (for example, a change in the price of a share to which an entity is entitled to receive from a customer). Such variability does not affect the transaction price.
●	Variable consideration - Due to the nature of the work required to be performed on many of the Company’s performance obligations, the estimation of total revenue and cost at completion is complex, subject to many variables and requires significant judgment. It is common for the collaboration and license agreements to contain variable consideration that can increase the transaction price. Variability in the transaction price arises primarily due to milestone payments obtained following the achievement of specific milestones (e.g., scientific results or regulatory or commercial approvals). The Company includes the related amounts in the transaction price when it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. The effect of the increase of the transaction price due to milestones payments is recognized as an adjustment to revenue on a cumulative catch-up basis.
●	Revenue recognized over time and input method - Some of the Company’s performance obligations are satisfied over time as work progresses, thus revenue is recognized over time, using an input measure of progress as it best depicts the transfer of control to the customers.

The application of IFRS 15 on the current contracts with customers is detailed in Note 19.1. - Revenues.

Subcontracting Costs Related to Clinical Trials

Following the initiation of the Phase III clinical trial evaluating lanifibranor in MASH, the Company signed contracts with contract research organizations. These CRO contracts are intended to conduct clinical trials, to support regulatory approval of the product in Europe and the United States and to manage pharmacovigilance operations (see Note 26 – Commitments related to operational activities).

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

This estimate is then compared with the number of invoices received at the end period date.

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

Valuation of share warrants and bonus share award plans

Fair value measurements of share warrants and bonus share award granted to employees are based on actuarial models which require the Company to factor certain assumptions into its calculations (see Note 12.3 – Share warrants plan and Note 12.4 - Bonus share award plans).

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

The fair value measurement of the T2 New Shares and T2 BSAs call options is based on the Black & Scholes approach which makes assumptions about complex and subjective variables. These variables include the value of the Company’s shares, the expected volatility of the share price over the lifetime of the instrument, and management judgement such as the date and probability of realization. There is a high inherent risk of subjectivity when measuring the fair value of derivative instruments and of the equity such as the date and probability of realization, in accordance with IAS 32 and IFRS 9. The valuation approach and assumptions utilized are disclosed in Note 13 – Debt, Derivatives and Royalty certificates liabilities.

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

3.18.Going concern

From inception, the Company has financed its growth through successive capital increases, debt including royalty certificates, collaboration and license agreements and payment of French Research tax credit (Credit d’Impôt Recherche, ‘CIR’) receivables. The Company continues to pursue its research and development activities for its product lanifibranor.

The Company has incurred operating losses and negative cash flows from operations since inception due to the innovative nature of the product candidates it was developing and the product candidate it continues to develop, which necessitates a research and development phase spanning several years. The Company does not expect to generate revenue from product sales in the near future. With the biopharmaceutical industry’s product development phases requiring increasing investments, the Company’s financing needs will continue to grow as clinical trials of lanifibranor progress.

As of December 31, 2025, the Company has €99.3 million of cash and cash equivalents, consisting of cash and short-term deposit accounts that are liquid and easily convertible within three months without penalty or risk of change in value (refer to Note 11 – Cash and Cash equivalents) and €131.6 million of short-term deposits convertible in a period exceeding three months (refer to Note 10 – Trade receivables, tax receivables and other current assets).

As of the date of authorization for issuance of these consolidated financial statements, given its current cost structure and its projected expenditure commitments, the Company estimates that it would be able to finance its operations until the middle of the first quarter of 2027.

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

If the T3 BSAs issued in the Structured Financing are exercised in full by their holders for proceeds of up to €116.0 million, the Company estimates that such potential additional proceeds would enable it to finance its activities until the middle of the third quarter of 2027.

These estimates are based on the Company’s current business plan, which assumes the anticipated repayment to EIB of Tranche A, which is due in December 2026 and Tranche B, which is due in January 2027, but it excludes any potential future milestone payments payable to or by the Company and any additional expenditures related to the product candidate or resulting from any potential in licensing or acquisition of additional product candidates or technologies, or any associated development the Company may pursue. The Company may have based these estimates on assumptions that are incorrect or may amend its business plan in the future, and the Company may end up using its resources sooner than anticipated. These estimates may be shortened in the event of an increase, in expenditure relating to the development programs beyond the Company’s expectations, or if the development program of the Company progresses more quickly than expected. In addition, there is no guarantee that the T3 BSAs will be exercised in full, if at all.

The Company will need to raise additional funds to support its activities and research and development programs, as currently planned, through:

●	potential issuances of ADSs under its existing ATM program;
●	potential other public or private offerings; and
●	potential strategic transactions such as business development partnerships and/or other business development arrangements.

The Company cannot guarantee that it will be able to obtain the necessary financing or execute any transaction, through any of the aforementioned measures or by other means, to meet its needs or to obtain funds on acceptable terms and conditions, on a timely basis, or at all. If the Company is unable to obtain funding in a timely manner, it may be required to significantly curtail, delay or discontinue one or more of its research or development programs or the commercialization of any approved product or be unable to expand its operations or otherwise capitalize on its business opportunities, as desired, which would impair the Company’s prospects and operations. While recent financing events have improved the Company’s financial position, access to additional capital in the future remains subject to market conditions and investor interest.

If the Company is unable to continue as a going concern, the Company may have to liquidate assets and may receive less than the value at which those assets are carried on the Company’s financial statements. The Company may also determine to cease operations or file for bankruptcy protection. In any of these circumstances, it is likely that investors will lose all or part of their investment. If there remains substantial doubt about the Company’s ability to continue as a going concern, investors or other financing sources may be unwilling to provide funding to the Company on commercially reasonable terms, if at all.

The consolidated financial statements as of and for the year ended December 31, 2025, have been prepared on a going concern basis assuming the Company will continue to operate for the foreseeable future. As such, they do not include any adjustments related to the amount or classification of assets and liabilities that may be required if the Company were not able to continue as a going concern.

Note 4. Intangible assets

(in thousands of euros)	January 1, 2025	Increases	Decreases	December 31, 2025
Library of compounds	2,142	—	—	2,142
Software	1,806	—	(7)	1,798
Intangible assets in progress	—	153	—	153
Intangible assets, gross	3,947	153	(7)	4,094
Amortization and impairment of library of compounds	(2,141)	—	—	(2,141)
Amortization and impairment of software	(1,757)	(112)	—	(1,770)
Amortization and impairment	(3,899)	(112)	—	(3,911)
Intangible assets, net	48	41	(7)	182

(in thousands of euros)	January 1, 2024	Increases	Decreases	December 31, 2024
Library of compounds	2,142	—	—	2,142
Software	1,784	21	—	1,806
Intangible assets, gross	3,926	21	—	3,947
Amortization of library of compounds	(1,816)	(325)	—	(2,141)
Amortization of software	(1,568)	(189)	—	(1,757)
Amortization	(3,384)	(514)	—	(3,899)
Intangible assets, net	541	(493)	—	48

(in thousands of euros)	January 1, 2023	Increases	Decreases	December 31, 2023
Library of compounds	2,142	—	—	2,142
Software	1,590	194	—	1,784
Intangible assets, gross	3,732	194	—	3,926
Amortization of library of compounds	(1,651)	(165)	—	(1,816)
Amortization of software	(1,512)	(56)	—	(1,568)
Amortization	(3,164)	(221)	—	(3,384)
Intangible assets, net	568	(27)	—	541

During the 2025 financial year, changes in intangible assets mainly correspond to software implementation for €0.2 million.

No other impairment tests have been performed on intangible assets in the years ended December 31, 2025, 2024 and 2023.

Note 5. Property, plant and equipment

	January 1,				December 31,
(in thousands of euros)	2025	Increases	Decreases	Others	2025
Land	172	—	—	—	172
Buildings	3,470	—	(1)	—	3,469
Technical facilities, equipment and tooling	5,819	12	(1,054)	—	4,777
Other property, plant and equipment	1,271	82	(10)	—	1,343
Property, plant and equipment in progress	20	—	—	(20)	(0)
Right of use	9,447	893	—	(160)	10,180
Property, plant and equipment, gross	20,199	987	(1,066)	(180)	19,940
Depreciation and impairment of buildings	(3,357)	(177)	169	—	(3,365)
Depreciation and impairment of technical facilities, equipment and tooling	(5,390)	(277)	1,204	—	(4,462)
Depreciation and impairment of other property, plant and equipment	(1,078)	(102)	15	—	(1,165)
Depreciation and impairment of right of use	(5,368)	(2,723)	—	123	(7,968)
Depreciation and impairment	(15,193)	(3,278)	1,388	123	(16,960)
Property, plant and equipment, net	5,005	(2,291)	322	(57)	2,979

As of December 31, 2025, the gross value of property, plant and equipment decreased by €0.3 million, mainly due to the right of use related to new Fibroscans for €0.9 million, which was offset by the decrease of €1.1 million mainly related to disposal of technical facilities for €1.0 million.

Depreciation and impairment increased by €1.8 million mainly due to (i) the depreciation of €2.2 million of the right of use and (ii) an impairment of €0.6 million of the right of use related to Fibroscans, which was offset by the derecognition of accumulated depreciation on the disposed technical facilities of €1.0 million.

	January 1,				December 31,
(in thousands of euros)	2024	Increases	Decreases	Others	2024
Land	172	—	—	—	172
Buildings	3,470	—	—	—	3,470
Technical facilities, equipment and tooling	5,604	266	(155)	104	5,819
Other property, plant and equipment	1,536	26	(291)	—	1,271
Property, plant and equipment in progress	115	20	—	(115)	20
Right of use	8,943	421	—	83	9,447
Property, plant and equipment, gross	19,840	732	(446)	73	20,199
Depreciation and impairment of buildings	(2,286)	(1,070)	—	—	(3,357)
Depreciation and impairment of technical facilities, equipment and tooling	(4,676)	(860)	146	—	(5,390)
Depreciation and impairment of other property, plant and equipment	(1,271)	(97)	289	—	(1,078)
Depreciation and impairment of right of use	(2,480)	(2,851)	—	(37)	(5,368)
Depreciation and impairment	(10,714)	(4,878)	435	(37)	(15,193)
Property, plant and equipment, net	9,125	(4,146)	(10)	36	5,005

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

	January 1,				December 31,
(in thousands of euros)	2023	Increases	Decreases	Others	2023
Land	172	—	—	—	172
Buildings	3,470	—	—	—	3,470
Technical facilities, equipment and tooling	5,457	210	(87)	24	5,604
Other property, plant and equipment	1,519	38	(44)	24	1,536
Property, plant and equipment in progress	65	98	—	(48)	115
Right of use	5,259	3,731	—	(46)	8,943
Property, plant and equipment, gross	15,941	4,076	(131)	(46)	19,840
Depreciation and impairment of buildings	(2,104)	(182)	—	—	(2,286)
Depreciation and impairment of technical facilities, equipment and tooling	(4,446)	(317)	86	—	(4,676)
Depreciation and impairment of other property, plant and equipment	(1,216)	(99)	44	—	(1,271)
Depreciation and impairment of right of use	(790)	(1,681)	—	(8)	(2,480)
Depreciation and impairment	(8,555)	(2,280)	130	(8)	(10,714)
Property, plant and equipment, net	7,386	1,797	(1)	(55)	9,125

In 2023, the gross value of property, plant and equipment increased by €3.9 million mainly due to the recognition of the new right of use related to the Fibroscans lease agreement for €3.7 million.

Note 6. Deferred tax asset

	December 31,	December 31,	December 31,
(in thousands of euros)	2023	2024	2025
Tax credits	225	217	191
Deferred tax assets	225	217	191

Inventiva S.A. and Inventiva Inc. are taxed as two separate entities and cannot apply the tax consolidation. For each entity, the deferred tax assets and deferred tax liabilities are offset in the consolidated financial statements. Deferred tax assets are recognized only when an entity has sufficient evidence that it will have a sufficient taxable benefit available to use the unused tax losses in the foreseeable future.

As recovery of these losses in future periods is considered unlikely due to the uncertainty inherent to the Inventiva S.A.’s activity, deferred tax assets are recognized on this basis on December 31, 2025 only for Inventiva Inc.

Inventiva Inc. recognized deferred tax assets for an amount €0.2 million as of December 31, 2024, which relate to U.S. R&D tax credits. Inventiva Inc. is entitled to claim special tax deductions for investments in qualifying expenditure under the Research and Development Tax Incentive regime in the United States. U.S. R&D tax credits can be carried forward for 20 years, are non-refundable unlike the CIR and used to reduce regular tax liability. The Company assessed that the deferred tax assets should be recoverable up to €0.2 million using the estimated future taxable income based on the approved business plans and budgets for the subsidiary on the next three years. Consequently, all other deferred tax assets remained unrecognized.

The balance of unrecognized deferred taxes on Inventiva S.A. tax loss carryforwards (basis) amounts to €741.8 million on December 31, 2025, €516.2 million on December 31, 2024, and to €374.6 million on December 31, 2023.

Note 7. Investments accounted for using the equity method

On September 26, 2023, pursuant to the terms of the Catalys Option Agreement, the Company exercised an option to buy 30% (1,500,000 ordinary shares) of Hepalys at an aggregate exercise price of ¥300 (equal to €1.90). Following the receipt of the exercise notice, Hepalys’s Board of Directors authorized the transfer of the 1,500,000 ordinary shares from Catalys to the Company on October 11, 2023.

The Company did not participate in Hepalys’ capital increases in 2023 and 2024, which resulted in a dilution of the Company’s ownership down to 15%.

As of December 31, 2025, the Company holds 15% of Hepalys’ shares.

The Company analyzed its ownership of Hepalys and concluded that, as of December 31, 2025, it has a significant influence over Hepalys. The significant influence is reflected through the ownership of percentage of interests held, the percentage of potential voting rights owned by the Company including the right of the Company under the Catalys Shareholders Agreement to acquire all outstanding shares of Hepalys at a pre-agreed multiple of post-money valuation that was exercisable as of December 31, 2025, as well as the active participation in the business of Hepalys in the framework of the Hepalys License Agreement.

The investment in Hepalys is accounted for using the equity method of accounting as of December 31, 2025.

The tables below provide the summarized statement of financial position of Hepalys. The disclosed information reflects the amounts presented in the financial statements of Hepalys and not the Company’s share of those amounts. They have been amended to reflect adjustments made by the Company when using the equity method, in this case, the adjustments to eliminate unrealized profit on the license sold. The tables below also provide the reconciliation between the Hepalys statement of financial position and the carrying amount in the Company’s statement of financial position.

	December 31,	December 31,	December 31,
(in thousands of euros)	2023	2024	2025
Intangible assets	20,278	16,984	12,729
Total non-current assets	20,278	16,984	12,729
Other current assets	44	81	102
Cash and cash equivalents	1,082	1,785	81
Total current assets	1,126	1,866	183
Deferred assets	41	2	—
Total assets	21,444	18,851	12,912

Capital stock	640	552	489
Capital reserve	22,655	21,489	8,267
Capital surplus-others	—	816	10,259
Earnings brought forward	(178)	(1,089)	(2,745)
Net loss for the period	(1,111)	(3,277)	(3,504)
Treasury Shares	(812)	—	—
Shareholders’ equity	21,194	18,490	12,766
Trade payables	237	353	134
Other current liabilities	13	8	12
Total current liabilities	250	361	146
Total equity and liabilities	21,444	18,851	12,912

Opening net assets	22,645	21,122	18,368
Loss for the period(1)	(879)	(3,277)	(3,816)
Other comprehensive income	247	(920)	(1,786)
Capital variations	(819)	1,566	—
Closing net assets	21,194	18,490	12,766

Group’s share in %	15%	15%	15%
(in thousands of euros)
Group’s share	3,267	2,707	1,869
Elimination of unrealized profit on downstream sales	(1,881)	(1,604)	(1,378)
Goodwill	38	37	37
Carrying amount	1,425	1,139	527

(1)Refer to Note 23 – Share of net profit (loss) - equity method

Note 8. Other non-current assets

	December 31,	December 31,	December 31,
(in thousands of euros)	2023	2024	2025
Long‑term deposit accounts	9,000	—	115
Advance payments – non-current	1,047	1,047	1,047
Security deposits	8	—	—
Other non‑current assets	10,055	1,047	1,162

As of December 31, 2025, December 31, 2024, and December 31, 2023, non-current advance payments to suppliers amounted to €1.0 million, corresponding to the advance paid under the CRO contract with PRA (see Note 26 – Commitments related to operational activities).

As of December 31, 2024, the decrease of the long-term deposit accounts was related to the closing of the €9.0 million two-year deposit forward contract in July 2024.

As of December 31, 2023, other non - current assets totaled €10.1 million, mainly comprising €9.0 million of long-term deposit accounts, including a two-year deposit forward contract, and €1.0 million of non - current advance payments.

Note 9. Inventories

	December 31,	December 31,	December 31,
(in thousands of euros)	2023	2024	2025
Laboratory inventories	426	381	—
Inventories write‑down	(9)	(381)	—
Inventories	417	—	—

Note 10. Trade receivables, tax receivables and other current assets

10.1Trade receivables and others

Trade receivables and others break down as follows (by maturity of issuance date):

	December 31,	December 31,	December 31,
(in thousands of euros)	2023	2024	2025
3 months or less	3,807	531	2,016
Trade receivables and others	3,807	531	2,016

The average payment period is 30 days.

As of December 31, 2025, trade receivables and others increased by €1.5 million, mainly due to the reinvoicing to CTTQ of part of the Company’s study costs.

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

10.2Tax receivables and Other current assets

	December 31,	December 31,	December 31,
(in thousands euros)	2023	2024	2025
CIR and other research tax credits	5,333	4,915	2,267
Other	19	25	14
Tax receivables	5,352	4,941	2,281
Prepaid expenses	4,656	2,442	3,952
Short-term deposit accounts	70	—	131,558
Current accrued income	1,047	1,574	1,575
Liquidity agreement - Cash	422	349	527
VAT receivables	5,066	5,055	3,148
Other receivables	435	56	101
Other current assets	11,696	9,476	140,861
Other current assets and receivables	17,048	14,417	143,142

French Research Tax Credit (“CIR”)

As of December, 31, 2025, tax receivables are mainly composed of the provision of the 2025 CIR for €2.3 million.

As of December 31, 2024, tax receivables amounted to €4.9 million, mainly relating to the 2024 CIR for an amount of €4.9 million.

As of December 31, 2023, tax receivables amounted to €5.4 million, mainly relating to the 2023 CIR, for an amount of €5.3 million.

Prepaid expenses

Prepaid expenses amounted to €4.0 million as of December 31, 2025, and are mainly composed of trial costs related to the NATiV3 Phase III global trial and €1.3 million in connection with the new ATM program as of December 31, 2025.

As of December 31, 2024, prepaid expenses, which decreased by approximately €2.2 million compared to December 31, 2023, were mainly composed of trial costs related to the NATiV3 Phase III global trial in 2024.

As of December 31, 2023, prepaid expenses amounted to €4.7 million and were mainly composed of prepaid expenses for the NATiV3 Phase III clinical trial, and to a lesser extent, for directors’ and officers’ insurance costs (D&O insurance taken out following the Company’s listing on the Nasdaq Global Market in 2020).

Short-term deposit accounts

As of December 31, 2025, the short - term deposit accounts increased by €131.6 million, primarily due to the short-term deposit accounts subscribed during the fourth quarter of the period with Crédit Agricole for €43.0 million and $14.6 million (€12.4 million), and with Société Générale for €53.0 million and $26.5 million (€22.5 million).

As of December 31, 2024, the Company had no short-term deposit accounts.

As of December 31, 2023, short-term deposit accounts were composed exclusively of accrued interest.

Current accrued income

As of December 31, 2025, and December 31, 2024, the current accrued income remained stable for €1.6 million, mainly due to the re-invoicing of the costs of the NATiV3 Phase III global trial.

Note 11. Cash and cash equivalents balance from the statement of cash flows

	December 31,	December 31,	December 31,
(in thousands of euros)	2023	2024	2025
Other cash equivalents(1)	17,933	70,655	82,628
Cash at bank and at hand	8,985	25,908	16,684
Cash and cash equivalents(2)	26,918	96,564	99,312
Bank overdrafts	—	—	—
Cash and cash equivalents balance from the statement of cash flows	26,918	96,564	99,312
(1)	Other cash equivalents correspond to short-term bank deposits.
(2)	Balances presented in the statement of financial position

As of December 31, 2025, cash and cash equivalents amounted to €99.3 million compared to €96.6 million as of December 31, 2024, an increase of €2.7 million due to net cash generated from financing activities of €241.3 million, partially offset by net cash used in operating activities of €104.9 million and, net cash used in investing activities of €133.2 million.

For the period ended December 31, 2025, the net cash generated from financing activities amounted to €241.3 million, compared to €145.6 million in 2024. The change is due to:

●	the receipt of gross proceeds for €115.6 million (net €108.5 million) from the closing of the second tranche (“T2 Transaction”) in May 2025;
●	the issuance of 42,488,883 new ordinary shares with T3 BSAs attached and 43,437,036 pre-funded warrants (T2 BSAs) in May 2025; and

●	the receipt of aggregate gross proceeds of $172.5 million (€149.0 million) with net proceeds of $161.2 million (€139.4 million) from the issuance of a total of 44,805,193 ADSs in November 2025, including the full exercise of the underwriters’ option granted to the underwriters, as part of the Company’s underwritten public offering in the United States. (see Note 1.2 – Significant events of 2025).

Note 12. Shareholders’ equity

In accordance with the decision of the Annual General Meeting of shareholders, the net loss of €354.1 million for the financial year ending December 31, 2025, has been appropriated to reserves (accumulated losses). No appropriation to statutory or other reserves has been made.

12.1	Share capital

As of December 31, 2025, the share capital was set at 1,932,369.78 divided into 193,236,978 fully authorized, subscribed and paid-up shares with a nominal value of €0.01.

Share capital variation during the years ended December 31, 2023, 2024, 2025 is set forth in the table below. Values presented in the table are in euros, except for number of shares.

			Premiums
			related to share
Date	Nature of the transactions	Share capital	capital	Number of shares	Nominal value
Balance as of 31 December 2022		421,341	173,885,665	42,134,169	0.01
August 30, 2023	August 2023 Share Issuance	96,186	30,491,082	9,618,638	0.01
August 30, 2023	Transaction costs related to the capital increase	—	(2,510,855)	—	—
December 8, 2023	Vesting of bonus shares	3,630	(3,630)	363,000	0.01
Balance as of 31 December 2023		521,158	201,862,263	52,115,807	0.01
March 25, 2024	AGA 2021 2021-BIS	3,614	(3,614)	361,381	0.01
October 17, 2024	Structured Financing (T1 New Shares and T1 BSAs)	346,005	38,422,366	34,600,507	0.01
December 16, 2024	AGA 2023-2	7,126	(7,126)	712,632	0.01
December 19, 2024	Structured Financing (T1 bis Shares and T1 bis BSAs) financing	78,721	8,885,708	7,872,064	0.01
Balance as of December 31, 2024		956,624	249,159,597	95,662,391	0.01
April 28, 2025	Structured Financing (Exercise of T1 warrants)	10,000	1,340,000	1,000,000	0.01
May 7, 2025	Structured Financing (T2 New Shares)	424,889	127,595,233	42,488,883	0.01
October 9, 2025	Structured Financing (Exercise of T1 warrants)	68,000	9,112,000	6,800,000	0.01
November 5, 2025	Structured Financing (Exercise of T1 and T1bis warrants)	3,210	430,182	321,031	0.01
November 18, 2025	Public offering (American Depositary Shares)	448,052	138,925,018	44,805,193	0.01
December 11, 2025	Structured Financing (Exercise of T1 warrants)	12,517	1,677,310	1,251,724	0.01
December 15, 2025	AGA 2024-1, AGA- 2024-2 and AGA 2024-3	9,078	(9,078)	907,756	0.01
Balance as of December 31, 2025		1,932,370	528,230,262	193,236,978	0.01

The increase during 2025 of the share capital and premium is related to:

●	the exercise of 1,000,000 pre - funded warrants issued in connection with the first tranche of the Structured Financing on April 28, 2025, which resulted in the issuance of 1,000,000 new ordinary shares for gross proceeds of €10,000;
●	the issuance of 42,488,883 T2 New Shares in the T2 Transaction, at €1.35 per share (i.e., gross proceeds of €57.4 million). Given a nominal value per share of €0.01, the increase in share capital is €0.4 million. On the transaction date, given the share price of €3.19, the fair value of the 42,488,883 T2 New Shares was €135.5 million (€3.19 per share). The transaction costs amounted to €7.5 million;
●	the exercise of 6,800,000 pre-funded warrants issued in connection with the first tranche of the Structured Financing on September 1, 2025, which resulted in the issuance of 6,800,000 new ordinary shares for gross proceeds of €68,000;

●	the exercise of T1 and T1bis warrants on November 4, 2025, which resulted in the issuance of 321,031 new ordinary shares, generating gross proceeds of €3,210 corresponding to the nominal value of €0.01 per share. No share premium was recognized in connection with this transaction;
●	the issuance in November 2025 of 44,805,193 ADSs (each representing one ordinary share of the Company) in gross proceeds of approximately $172.5 million (€149.0 million). Given a nominal value per share of €0.01, the increase in share capital was €0.4 million. The transaction costs amounted to €9.6 million;
●	the exercise of 1,251,724 pre-funded warrants issued in connection with the first tranche of the Structured Financing on December 2, 2025, which resulted in the issuance of 1,251,724 new ordinary shares for gross proceeds of €12,517; and
●	the vesting of free shares under the AGA 2024‑1, AGA 2024 - 2 and 2024‑3 plans on December 15, 2025 resulted in the issuance of 907,756 new ordinary shares. This transaction increased share capital by €9,078, with an equivalent negative amount recorded against share premium, reflecting the nominal value of €0.01 per share.

12.2	Liquidity agreement

On January 19, 2018, the Company entered into a liquidity agreement with Kepler Cheuvreux, replacing the previous liquidity agreement with Oddo BHF. This agreement with Kepler Cheuvreux, as amended in 2019, automatically renewed for 12-month periods unless terminated by either party. Under the terms of the agreement, the investment services provider (‘ISP’) is authorized to buy and sell the Company’s treasury shares without interference from the Company to ensure the liquidity of the shares on the Euronext market.

The liquidity agreement with Kepler Cheuvreux was extended for a new period of 18 months from May 22, 2025.

On December 31, 2025, 2024 and 2023, treasury shares acquired by the Company through its ISP, as well as the gains or losses resulting from share purchase, sale, issue and cancellation transactions during the year of 2025, were accounted for as a deduction from equity. Consequently, these transactions had no impact on the Company’s results.

12.3	Share warrants plan

BSA and BSPCE plans

BSA and BSPCE plan characteristics

As of December 31, 2025, one BSPCE plan and 8 BSA plans are outstanding (see below).

Share-based payments correspond to:

-	BSA share warrants granted to Company directors in 2017, with a subscription price set at €0.534;
-	BSA share warrants granted to Company service providers in 2018, with a subscription price set at €0.48;
-	BSA share warrants granted in 2019 to David Nikodem, a member of Sapidus Consulting Group LLC, a service provider of the Company, with a subscription price set at €0.18;
-	BSA share warrants granted in 2020 to David Nikodem, a member of Sapidus Consulting Group LLC, a service provider of the Company, with a subscription price set at €0.29;
-	BSA share warrants granted in 2020 to Jérémy Goldberg, a member of PG Healthcare LLC, a service provider of the Company, with a subscription price set at €0.29;
-	BSPCE founder share warrants granted in 2021, to Frédéric Cren and Pierre Broqua, then CEO and then Deputy CEO respectively of the Company;
-	BSA share warrants granted in 2021 to David Nikodem, a member of Sapidus Consulting Group LLC, a service provider of the Company, with a subscription price set at €2.45;
-	BSA share warrants granted in 2023 to David Nikodem, a member of Sapidus Consulting Group LLC, a service provider of the Company, with a subscription price set at €0.20 and an exercise price of €2.51; and
-	BSA share warrants granted in 2023 to David Nikodem, a member of Sapidus Consulting Group LLC, a service provider of the Company, with a subscription price set at €0.31 and an exercise price of €3.91.

No new share warrant plans were established in 2025.

The main characteristics of the BSPCE plan are described in the following table:

	BSPCE 2021
Decision of issuance by the Board of Directors	04/16/2021
Grant date	04/16/2021
Beneficiary	Executive Directors (Frederic Cren and Pierre Broqua)
Number of BSPCE granted	600,000
Expiration date	03/31/2034
Number of shares per BSPCE	1
Subscription price (€)	0
Exercise price (€)	11.74
Performance condition	Partially	(1)
Valuation method used	Monte Carlo
Fair value at grant date (€)	[5.4 – 5.7]	(1)
Expected volatility	64%
Average life (years)	5
Risk-free rate	0.60%
Expected dividends	—

(1)The fair value at grant date is different depending on whether the BSPCEs are subject to market performance conditions.

Characteristics of BSA share warrant plans

As of December 31, 2025, eight BSA share warrant plans are outstanding: BSA 2017, BSA 2018, BSA 2019, BSA 2019 bis, BSA 2019 ter, BSA 2021, BSA 2023 and BSA 2023–2.

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

The main characteristics of BSA plans are described in the following table:

	BSA 2017	BSA 2018-1	BSA 2019	BSA 2019 Bis	BSA 2019 ter	BSA 2021	BSA 2023-1	BSA 2023-2
Decision of issuance by the Board of Directors	05/29/2017	12/14/2018	06/28/2019	03/09/2020	03/09/2020	04/16/2021	05/25/2023	12/15/2023
Grant date	05/29/2017	12/14/2018	06/28/2019	03/09/2020	03/09/2020	04/16/2021	05/25/2023	12/15/2023
Beneficiary	Directors	Service providers	Service providers	Service providers	Service providers	Service providers	Service providers	Service providers
Vesting period (year)	3 tranches: 1 year, 2 years and 3 years	between 1 and 3 years	1	1	between 1 and 3 years	3	2.9 years	2.3 years
Expiration date	05/29/2027	12/14/2028	06/28/2029	03/09/2030	03/09/2030	03/31/2034	03/31/2036	03/31/2036
Number of BSA granted	195,000	126,000	10,000	10,000	36,000	50,000	10,000	20,000
Number of shares per BSA	1	1	1	1	1	1	1	1
Subscription premium price per share (€)	0.534	0.48	0.18	0.29	0.29	2.45	0.20	0.31
Exercise price per share (€)	6.675	6.067	2.20	3.68	3.68	11.74	2.51	3.91
Performance condition	No	No	No	No	No	Yes	No	No
Valuation method	Black and Scholes	Black and Scholes	Black and Scholes	Black and Scholes	Black and Scholes	Monte Carlo	Black and Scholes	Black and Scholes
Fair value per BSA at grant date (€)	2.47	1.98	0.48	0.90	0.90	[3.0 – 3.2] (1)	1.89	2.67
Expected volatility	40%	40%	40%	40%	40%	64%	65%	62%
Average life (years)	6	6	5.5	6	6	5	6.5	6.2
Risk free rate	0.22%	0.30%	0.33%	0.0%	0.0%	0.60%	2.96%	2.65%
Expected dividends	—	—	—	—	—	—	—	—

(1)The fair value at grant date is different depending on whether the BSAs are subject to market performance conditions.

Movements in BSPCE share warrants and BSA share warrants (in number of shares issuable upon exercise)

	Decision of
	issuance
	by the		Exercise	Outstanding				Outstanding	Number of
	Board of		price	at Jan 1,			Forfeited /	at December 31,	exercisable
Type	Directors	Grant Date	(in euros)	2025	Issued	Exercised	Lapsed	2025	shares
BSPCE - Plan 2021	04/16/2021	04/16/2021	11.74	430,000	—	—	—	430,000	430,000
TOTAL BSPCE share warrants				430,000	—	—	—	430,000	430,000
BSA - Plan 2017	05/29/2017	05/29/2017	6.67	130,000	—	—	—	130,000	130,000
BSA - Plan 2018	12/14/2018	12/14/2018	6.07	116,000	—	—	—	116,000	116,000
BSA 2019	06/28/2019	06/28/2019	2.20	10,000	—	—	—	10,000	10,000
BSA 2019 bis	03/09/2020	03/09/2020	3.68	10,000	—	—	—	10,000	10,000
BSA 2019 ter	03/09/2020	03/09/2020	3.68	36,000	—	—	—	36,000	36,000
BSA 2021	04/16/2021	04/16/2021	11.74	14,333	—	—	—	14,333	14,333
BSA 2023	05/25/2023	05/25/2023	2.51	10,000	—	—	—	10,000	—
BSA 2023 - 2	12/15/2023	12/15/2023	3.91	20,000	—	—	—	20,000	—
TOTAL BSA share warrants				346,333	—	—	—	346,333	316,333
Total share warrants				776,333	—	—	—	776,333	746,333

On December 31, 2025, a total of 430,000 BSPCEs (representing, if exercised, 430,000 shares) and 346,333 BSAs (representing, if exercised, 346,333 shares) are outstanding, corresponding to a total of 776,333 shares if exercised, the maximum number of shares to be issued when all related conditions are met.

		Exercise	Outstanding				Outstanding	Number of
		price	at Jan 1,			Forfeited /	at December 31,	exercisable
Type	Grant Date	(in euros)	2024	Issued	Exercised	Lapsed	2024	shares
BSPCE - Plan 2013	12/13/2013	0.59	—	—	—	—	—	—
BSPCE - Plan 2021	04/16/2021	11.74	430,000	—	—	—	430,000	430,000
TOTAL BSPCE share warrants			430,000	—	—	—	430,000	430,000
BSA - Plan 2017	05/29/2017	6.67	130,000	—	—	—	130,000	130,000
BSA - Plan 2018	12/14/2018	6.07	116,000	—	—	—	116,000	116,000
BSA 2019	06/28/2019	2.2	10,000	—	—	—	10,000	10,000
BSA 2019 bis	03/09/2020	3.68	10,000	—	—	—	10,000	10,000
BSA 2019 ter	03/09/2020	3.68	36,000	—	—	—	36,000	36,000
BSA 2021	04/16/2021	11.74	14,333	—	—	—	14,333	14,333
BSA 2023	05/25/2023	2.51	10,000	—	—	—	10,000	—
BSA 2023 - 2	12/15/2023	3.91	20,000	—	—	—	20,000	—
TOTAL BSA share warrants			346,333	—	—	—	346,333	316,333
Total share warrants			776,333	—	—	—	776,333	746,333

On December 31, 2024, a total of 430,000 BSPCEs (or 430,000 shares) and 346,333 BSAs were outstanding, corresponding to a total of 776,333 shares, the maximum number of shares to be issued when all related conditions are met.

Share based payment expenses related to BSPCEs and BSAs amounted to €30 thousand for the year ended December 31, 2025 compared to €236 thousand for the year ended December 31, 2024. As of December 31, 2023, the related expenses amounted to €827 thousand. These share - based payment expenses were recognized in personnel costs (see Note 20.1. – Personnel costs and headcount).

BSPCE et BSA - Quantités

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

12.4	Bonus share award plans

Free Shares (AGA) plans

AGA plans

As of December 31, 2025, 10 AGA plans are outstanding: AGA 2023-1, AGA 2024-1, AGA 2024-2, AGA 2024-3, AGA 2024-4, AGA 2025-1, AGA 2025-2, AGA 2025-3, AGA 2025-4, AGA 2025-5.

On June 25, 2025 the Board of Directors decided to amend an award granted to Pierre Broqua pursuant the AGA 2024-2 plan, in connection with his decision to retire as Deputy CEO of the Company. This amendment included removing presence and performance conditions while maintaining the original vesting and lock-up schedule, which resulted in a share-based compensation expense of €0.6 million, as of June 30, 2025.

On September 26, 2025, the Board of Directors decided to grant:

●	2,370,500 free shares to employees under the new AGA 2025-2 plan, and
●	38,000 free shares to employees under the new AGA 2025-3 plan.

As part of the settlement agreement between the Company and Frédéric Cren in connection with his departure as CEO of the Company, and subject to shareholder approval, the Board of Directors decided on September 30, 2025 to:

●	grant 6,158,699 free shares to Frédéric Cren, as Chief Executive Officer, under the new AGA 2025-1 plan; and
●	amend grants made to Frédéric Cren pursuant to the AGA 2023-1, AGA 2024-1 and 2025-1 plans.

On November 27, 2025, the decision was approved by the Company’s shareholders at the Combined General Meeting (see Note 1.2 – Significant events of 2025). This amendment partially waived presence and performance conditions of AGA 2023-1, AGA 2024-1 et AGA 2025-1 plans, which resulted in an aggregate share-based compensation expense of €11.1 million as of December 31, 2025.

On December 15, 2025, the Board of Directors decided to grant:

●	68,000 free shares to employees under the new AGA 2025-4 plan; and
●	500,000 free shares to employees under the new AGA 2025-5 plan.

On December 13, 2024, the Board of Directors decided to grant:

●	800,000 free shares to Frédéric Cren, as then CEO, under the new AGA 2024-1 plan,
●	800,000 free shares to Pierre Broqua, as then Deputy CEO of the Company prior to his resignation effective June 30. 2025, under the new AGA 2024-2 plan,
●	1,577,000 free shares to employees under the new AGA 2024-3 plan; and;
●	113,000 free shares to employees under the new AGA 2024-4 plan,

As for plans granted on December 13, 2024, the final terms and conditions of the plans have been shared with the beneficiaries in January 2025. The related share-payment expenses have been therefore deferred to the year starting January 1, 2025.

On May 25, 2023, the Board of Directors decided to grant 300,000 performance units to Frédéric Cren, then Chairman of the Board of Directors and CEO of the Company. The PAGUP is contingently cash settled but the most probable settlement is equity settled. Following the amendment to Article L, 225-197-1 II of the French Commercial Code, Frédéric Cren became eligible for AGAs instead of performance units. Therefore, at the Board of Directors’ meeting of March 25, 2024, it was decided to grant him 300,000 performance shares (AGA 2023-1) in place of his 300,000 performance units.

On May 25, 2023, the Board of Directors decided to grant 300,000 bonus shares awards to Pierre Broqua, as then Deputy CEO of the Company, under the new AGA 2023-1 plan.

On December 15, 2023, the Board of Directors decided to grant 760,000 bonus shares awards to employees under the new AGA 2023-2 plan,

The main characteristics of the AGA plans are described in the table below:

									AGA 2024-1		AGA 2024-2		AGA 2024-3		AGA 2024-4
	AGA 2021		AGA 2021-bis		AGA 2023-1		AGA 2023-2		(Tr1 - Tr2 - Tr3)		(Tr1 - Tr2 - Tr3)		(Tr1 - Tr2 - Tr3)		(Tr1 - Tr2 - Tr3)
Decision of issuance by the Board of Directors	04/16/2021		12/08/2021		05/25/2023		12/15/2023		12/13/2024		12/13/2024		12/13/2024		12/13/2024
Grant date	04/16/2021		12/08/2021		05/25/2023		12/15/2023		01/06/2025		01/06/2025		01/06/2025		01/17/2025
Beneficiary	Employees		Employees		Executive Director (Pierre Broqua & Frédéric Cren)		Employees		Frédéric Cren		Pierre Broqua		Employees		Employees
	3		3		4		1		3		3		3		3
Holding period (year)	—		—		4		1		1		1		1		1
Service condition	Yes		Yes		Yes		Yes		Yes		Yes		Yes		Yes
Performance condition	Partially	(1)	Partially	(1)	Yes		No		Yes		Yes		Yes		Yes
Number of AGA granted	466,000		123,000		600,000	(2)	760,000		800,000		800,000		1,577,000		113,000
Number of shares per AGA	1		1		1		1		1		1		1		1
Valuation method used	Dual	(1)	Dual	(1)	Dual	(1)	Dual	(1)	Dual	(1)	Dual	(1)	Dual	(1)	Dual	(1)
Fair value per AGA at grant date	[9.8 – 11.3]	(1)	[11.4 – 12.2]	(1)	2.60		3.90		2.30		2.30		2.30		2.30
Expected volatility	64%		64%		N/A		N/A		N/A		N/A		N/A		N/A
Average life (years)	3		2.3		N/A		N/A		N/A		N/A		N/A		N/A
Risk-free rate	0.60%		0.60%		N/A		N/A		N/A		N/A		N/A		N/A
Expected dividends	—		—		—		—		—		—		—		—
Stock price reference	N/A		N/A		N/A		N/A		N/A		N/A		N/A		N/A
Non-transferable discount	N/A		N/A		N/A		N/A		N/A		N/A		N/A		N/A

	AGA 2025-1		AGA 2025-1	AGA 2025-2	AGA 2025-3	AGA 2025-4	AGA 2025-5
	(Tr1 - Tr2 - Tr3)		(Tr4)	(Tr1 - Tr2 - Tr3)	(Tr1 - Tr2 - Tr3)	(Tr1 - Tr2 - Tr3)	(Tr1 - Tr2 - Tr3)
Decision of issuance by the Board of Directors	09/30/2025		09/30/2025	09/26/2025	09/26/2025	12/15/2025	12/15/2025
Grant date	09/30/2025		09/30/2025	09/26/2025	09/26/2025	12/15/2025	12/15/2025
Beneficiary	Frédéric Cren		Frédéric Cren	Employees	Employees	Employees	Employees
	[1 – 3]		[1 – 3]	3	3	3	3
Holding period (year)	[0 – 1]		[0 – 1]	—	—	—	—
Service condition	Yes		Yes	Yes	Yes	Yes	Yes
Performance condition	Partially	(1)	Yes	No	No	No	No
Number of AGA granted	3,065,366		3,093,333	2,370,500	38,000	68,000	500,000
Number of shares per AGA	1		1	1	1	1	1
Valuation method used	Share price		Dual (1)	Share price	Share price	Share price	Share price
Fair value per AGA at grant date	[3.67 – 4.92]		[3.61 – 4.76]	4.95	4.95	3.79	3.79
Expected volatility	N/A		54.9%	N/A	N/A	N/A	N/A
Average life (years)	N/A		1.5	N/A	N/A	N/A	N/A
Risk-free rate	N/A		2.0%	N/A	N/A	N/A	N/A
Expected dividends	—		—	—	—	—	—
Stock price reference	N/A		N/A	N/A	N/A	N/A	N/A
Non-transferable discount	N/A		N/A	N/A	N/A	N/A	N/A
(1)	AGA 2025-1 plan is partially composed of AGAs subject to market performance condition (Tranche 2, Tranche 3 and Tranche 4). AGAs 2025-1 (Tranche 1), AGAs 2025-2 and AGAs 2025-3 are not subject to market performance condition. Accordingly, AGAs not subject to market performance conditions are valued on the basis of the share price less future dividends, discounted at the risk-free rate. AGAs subject to market performance conditions are valued using the Monte Carlo approach. The fair value at the grant date is different depending on whether the AGAs are subject to market performance conditions.
(2)

At the Board of Directors’ meeting held on March 25, 2024, it was decided to grant Frédéric Cren 300,000 performance shares (AGA 2023 - 1) in place of his 300,000 performance units (PAGUP 2023) (see note 12.5 - Performance units plans).

Movements in AGA (in number of shares issuable upon exercise)

	Decision of
	issuance
	by the		Fair value	Outstanding				Outstanding
	Board of		at grant date	at Jan 1,			Forfeited /	at December 31,
Type	Directors	Grant Date	(in euros)	2025	Granted	Vested	Lapsed	2025
AGA 2023-1	05/25/2023	05/25/2023	2.60	525,000	—	—	(139,294)	385,706
AGA 2024-1 (Tr1 - Tr2 - Tr3)	12/13/2024	01/06/2025	2.30	—	800,000	(266,667)	(256,483)	276,850
AGA 2024-2 (Tr1 - Tr2 - Tr3)	12/13/2024	01/06/2025	2.30	—	800,000	(145,388)	(541,433)	113,179
AGA 2024-3 (Tr1 - Tr2 - Tr3)	12/13/2024	01/06/2025	2.30	—	1,577,000	(495,701)	(106,256)	975,043
AGA 2024-4 (Tr1 - Tr2 - Tr3)	12/13/2024	01/17/2025	2.30	—	113,000	—	—	113,000
AGA 2025-1 (Tr1 - Tr2 - Tr3)	09/30/2025	09/30/2025	3.67 - 4.92	—	3,065,366	—	(1,476,703)	1,588,663
AGA 2025-1 (Tr4)	09/30/2025	09/30/2025	3.61 - 4.76	—	3,093,333	—	(2,463,263)	630,070
AGA 2025-2	09/26/2025	09/26/2025	4.95	—	2,370,500	—	(72,500)	2,298,000
AGA 2025-3	09/26/2025	09/26/2025	4.95	—	38,000	—	(38,000)	—
AGA 2025-4	12/15/2025	12/15/2025	3.79	—	68,000	—	—	68,000
AGA 2025-5	12/15/2025	12/15/2025	3.79	—	500,000	—	—	500,000
TOTAL free shares				525,000	12,425,199	(907,756)	(5,093,932)	6,948,511

On December 31, 2025, a total of 6,948,511 AGA were outstanding.

During the year 2025:

●	907,756 AGA related to 1st tranches of AGA 2024-1, AGA 2024-2 and AGA 2024-3 were vested by the beneficiaries, and
●	5,093,932 AGA were forfeited, mainly due to Pierre Broqua’s resignation as Deputy CEO effective as of June 30, 2025 and Frédéric Cren’s resignation as CEO effective as of September 30, 2025 (see Note 1.2 – Significant events of 2025).

Share-based compensation expense with respect to AGAs and BSAs totaled €15.9 million for the year ended December 31, 2025, compared to €3.3 million for the year ended December 31, 2024. These expenses are recognized in personnel costs (see Note 20.1 – Personnel costs and headcount). An additional €1.3 million share-based compensation expense with respect to AGAs is recorded in Other operating income and expenses, following the removal of the presence and performance conditions agreed as part of the Strategic Pipeline Prioritization Plan (see Note 1.2 – Significant events of 2025 and Note 21 – Other operating income and expenses).

		Fair value					Outstanding
		at grant	Outstanding				at
		date	at Jan 1,			Forfeited /	December 31,
Type	Grant Date	(in euros)	2024	Granted	Vested	Lapsed	2024
AGA - Plan 2021 - 1	04/16/2021	11.30	297,599	—	(296,166)	(1,433)	—
AGA - Plan 2021 - bis	12/08/2021	12.20	65,215	—	(65,215)	—	—
AGA 2023-1	05/25/2023	2.60	300,000	300,000	—	(75,000)	525,000
AGA 2023-2	12/15/2023	3.90	748,000	—	(712,632)	(35,368)	—
TOTAL free shares			1,410,814	300,000	(1,074,013)	(111,801)	525,000

During 2024, the change in AGA bonus shares over the period were broken down as follows:

-	Bonus share award plan AGA 2023-1 granted 300,000 additional shares to Frédéric Cren in place of his 300,000 PAGUP 2023(see Note 12.5. - Performance units plans);
-	Decrease of 75,000 AGA 2023-1 which were forfeited following the (partial) non-satisfaction of a non-market performance condition;

-	Cancellation of 1,433 AGA 2021-1 and 35,368 AGA 2023 following an employee departure;
-	The definitive vesting of 296,166 AGA 2021-1, 65,215 AGA 2021 – bis, and 712,632 AGA 2023-2.

On December 31, 2024, a total of 525,000 AGA bonus shares were outstanding.

Share-based compensation expense with respect to bonus shares award plans totaled €3,293 thousand for the year ended December 31, 2024, compared to €3,020 thousand for the year ended December 31, 2023 (see Note 20.1. – Personnel costs and headcount).

		Fair value					Outstanding
		at grant	Outstanding				at
		date	at Jan 1,			Forfeited /	December 31,
Type	Grant Date	(in euros)	2023	Granted	Vested	Lapsed	2023
AGA - Plan 2021 - 1	04/16/2021	11.30	340,800	—	—	(43,201)	297,599
AGA - Plan 2021 - bis	12/08/2021	12.20	76,800	—	—	(11,585)	65,215
AGA 2022	12/08/2022	4.18	373,000	—	(363,000)	(10,000)	—
AGA 2023-1	05/25/2023	2.60	—	300,000	—	—	300,000
AGA 2023-2	12/15/2023	3.90	—	760,000	—	(12,000)	748,000
TOTAL free shares			790,600	1,060,000	(363,000)	(76,786)	1,410,814

During 2023, the change in AGA bonus shares over the period were broken down as follows:

-	New bonus share award plan AGA 2023-1 granted 300,000 shares.
-	New bonus share award plan AGA 2023-2 granted 760,000 shares.

The decrease in AGA bonus shares over 2023 was due to:

-	13,719 AGA 2021-1 and 3,035 AGA 2021-bis plans which were forfeited following the (partial) non-satisfaction of a non-market performance condition.
-	20,550 AGA 2021-1 and 4,550 AGA 2021-bis which were forfeited following the (partial) non-satisfaction of a market performance condition.
-	Cancellation of 8,932 AGA 2021-1, 4,000 AGA 2021-bis, 10,000 AGA 2022 and 12,000 AGA 2023-2 following an employee departure.
-	The definitive vesting of 363,000 AGA 2022.

On December 31, 2023, a total of 1,410,814 AGA bonus shares were outstanding.

12.5Performance units plans

At its meeting of March 25, 2024, the Board of Directors decided to cancel the 300,000 performance units and replace them with a grant of 300,000 performance shares (AGA 2023-1). Therefore, as of December 31, 2024, all performance units PAGUP 2023 were forfeited. (see Note 12.4. – Bonus share award plan).

		Reference	Outstanding				Outstanding	Number of
		price	at Jan 1,			Convert	at December 31,	exercisable
Type	Grant Date	(in euros)	2024	Issued	Exercised	AGA	2024	shares
PAGUP 2023	05/25/2023	2.60	300,000	—	—	(300,000)	—	—
TOTAL PAGUP			300,000	—	—	(300,000)	—	—

		Reference	Outstanding				Outstanding	Number of
		price	at Jan 1,			Forfeited	at December 31,	exercisable
Type	Grant Date	(in euros)	2023	Issued	Exercised	/ Lapsed	2023	shares
PAGUP 2023	05/25/2023	2.60	—	300,000	—	—	300,000	—
TOTAL PAGUP			—	300,000	—	—	300,000	—

The main characteristics of the PAGUP 2023 were:

●	Decision of issuance by the Board of Directors and grant date: May 25, 2023
●	Beneficiary: Frédéric Cren, as then CEO of the Company and co-founder,
●	Vesting and holding period (year): 4
●	Service condition: Yes
●	Market Performance condition: No
●	Number of performance unit granted: 300,000
●	Number of shares per performance unit: 1
●	Valuation method used: PAGUPs 2023 are valued on the basis of the share price less future dividends, discounted at the risk-free rate,
●	Fair value per PAGUP 2023 at grant date: €2.60

The purpose of this plan was to provide Frédéric Cren, then CEO of the Company, with a long-term incentive scheme under economically comparable conditions to those granted to Pierre Broqua, then Deputy CEO of the Company, under the AGA 2023-1 plan. As of May 25, 2023, Frédéric Cren was not eligible for a free allotment of Company shares under Article L. 225-197-1 II of the French Commercial Code, as he was holding more than 10% of the Company’s share capital. However, if during the one-year period starting May 25, 2023, Frédéric Cren become eligible for a free allotment of shares on this basis, the Board of Directors would undertake to allot to Frédéric Cren, in exchange for the performance units, an equivalent number of bonus shares governed by the AGA 2023-1 plan. Following the amendment to Article L, 225-197 II of the French Commercial Code, Frédéric Cren became eligible for AGAs, as only shares held directly by an employee or corporate officer for less than seven years were now included in the 10% threshold. On March 25, 2024, the Board of Directors therefore decided to cancel the 300,000 PAGUP 2023 and to replace them with a grant of 300,000 performance shares under the AGA 2023-1 plan.

Share-based compensation expense with respect to PAGUP 2023 totaled €50 thousand for December 31, 2024 compared to €122 thousand for December 31, 2023. They are recognized in personnel costs (see Note 20.1. – Personnel costs and headcount).

12.6Stock Options plans (SO)

On December 20, 2024, the Board of Directors decided to grant 12,898,116 stock options to Mark Pruzanski, Chairman of the Board of Directors of the Company, through the new plan “SO 2024-1”.

On December 20, 2024, the Board of Directors decided to grant 301,000 stock options to non-French employees through the new plan “SO 2024-2”.

On October 10, 2025, the Board of Directors decided to grant 1,865,750 stock options to French employees through the new plan “SO 2025-1”.

On December 2, 2025, the Board of Directors decided to grant 6,000,000 stock options to Andrew Obenshain, Chief Executive Officer of the Company, through the new plan “SO 2025-2”.

On December 15, 2025, the Board of Directors decided to grant 1,145,500 stock options to employees through the new plan “SO 2025-3”. For this plan SO 2025-3, the final terms and conditions of the plans have been shared with the beneficiaries in January 2026. In accordance with IFRS Accounting Standards, the related share-payment expenses will be accounted for in the financial statements for the year ending December 31, 2026.

	SO 2024-1	SO 2024-2	SO 2025-1	SO 2025-2	SO 2025-3
Decision of issuance by the Board of Directors	12/20/2024	12/20/2024	10/10/2025	12/02/2025	12/15/2025
Grant date	01/23/2025	01/23/2025	10/10/2025	12/04/2025	01/26/2026
Beneficiary	Mark Pruzanski	Employees	Employees	Andrew Obenshain	Employees
Vesting period (year)	3	3	3	3	3
Holding period (year)	1	1	1	1	1
Service condition	Yes	Yes	Yes	Yes	Yes
Performance condition	Yes	No	No	No	No
Number of SO granted	12,898,116	301,000	1,865,750	6,000,000	1,145,500
Number of shares per SO	1	1	1	1	1
Valuation method used	Black & Scholes	Black & Scholes	Black & Scholes	Black & Scholes	Black & Scholes
Fair value per SO at grant date	1.1	1.1	1.77	1.78	N.D
Expected volatility	58.2%	58.2%	54.6%	56.2%	N/A
Average life (years)	3	3	3	3	N/A
Risk-free rate	2.6%	2.6%	2.6%	2.6%	N/A
Expected dividends	—	—	—	—	—
Stock price reference	€ 2.19	€ 2.19	€ 3.99	€ 3.53	N/A
Non-transferable discount	N/A	N/A	N/A	N/A	N/A

As of December 31, 2025, five stock options plans were outstanding: SO 2024-1, SO 2024-2, SO 2025-1, SO 2025-2, and SO 2025-3.

	Decision of
	issuance		Fair value	Outstanding
	by the Board of		at grant	at Jan 1,			Forfeited	Outstanding at
Type	Directors	Grant Date	date (in euros)	2025	Issued	Exercised	/ Lapsed	December 31, 2025
SO 2024-1	12/20/2024	01/23/2025	1.10	—	12,898,116	—	—	12,898,116
SO 2024-2	12/20/2024	01/23/2025	1.10	—	301,000	—	(88,000)	213,000
SO 2025-1	10/10/2025	10/10/2025	1.77	—	1,865,750	—	—	1,865,750
SO 2025-2	12/02/2025	12/04/2025	1.78	—	6,000,000	—	—	6,000,000
SO 2025-3	12/15/2025	01/26/2026	N.D.	—	1,145,500	—	—	1,145,500
TOTAL Stock options				—	22,210,366	—	(88,000)	22,122,366

On December 31, 2025, a total of 22,122,366 stock options were outstanding.

The stock option unit value is estimated at €1.10 for SO-2024-1 and SO-2024-2, €1.77 for SO-2025-1, €1.78 for SO-2025-2. The implied stock options fair values are estimated at €14.2 million for SO-2024-1, €0.2 million for SO-2024-2, €3.3 million for SO-2025-1, €10.7 million for SO-2025-2.

For the year 2025, share-based compensation expense with respect to stock options totaled €9.5 million.

Note 13. Debt, Derivatives and Royalty certificates liabilities

			Debt carried on the
December 31, 2025			balance sheet on
(in thousands of euros)	Short-term	Long-term	December 31, 2025
Bank borrowings	29,836	21,398	51,234
Accrued interest payable on loans	436	5,418	5,855
Lease liabilities	2,036	735	2,771
Debt	32,309	27,551	59,860
Derivatives	—	119,385	119,385
Royalty certificates liabilities	—	51,645	51,645
Total	32,309	198,581	230,890

The allocation between long term and short term financial debt for the 2025 financial year is as follows:

December 31, 2025	Less than 1	Between 1 and	Between 3 and	More than
(in thousands of euros)	year	3 years	5 years	5 years
Bank borrowings	29,836	19,840	1,558	—
Derivatives(1)	—	119,385	—	—
Accrued interest payable on loans	436	5,418	—	—
Lease liabilities	2,036	735	—	—
Royalty certificates liabilities	—	2,643	11,888	37,115
Total Debt	32,309	148,021	13,445	37,115

(1)Derivatives relate to EIB Warrants Tranche A and Tranche B, for which maturities are presented in Note 13.3 - Long-term Derivatives.

The maturity analysis of financial liabilities based on undiscounted contractual cash flows is in the Note 28 – Financial risk management.

The allocation between long - term and short - term financial debt for the 2024 and 2023 financial year was as follows:

December 31, 2024	Less than 1	Between 1 and	Between 3 and	More than
(in thousands of euros)	year	3 years	5 years	5 years
Bank borrowings	3,275	39,252	2,002	668
Derivatives	73,400	24,315	—	—
Accrued interest payable on loans	73	4,404	—	—
Lease liabilities	2,520	2,135	—	—
Royalty certificates liabilities	—	—	—	29,207
Total Debt	79,268	70,105	2,002	29,875

December. 31, 2023	Less than 1	Between 1 and	Between 3 and	More than
(in thousands of euros)	year	3 years	5 years	5 years
Bank borrowings	2,928	4,872	17,848	1,558
Derivatives	—	—	10,265	—
Accrued interest payable on loans	82	—	3,636	—
Lease liabilities	2,298	4,267	—	—
Royalty certificates liabilities	—	—	—	6,327
Total Debt	5,308	9,140	31,749	7,885

Movements in the period break down as follows:

(in thousands of euros)
December 31, 2022	44,390
New lease contracts	3,706
Issue of royalty certificates(1)	5,100
Repayment of bank borrowings	(2,485)
Repayment of lease liabilities	(1,612)
Interests on royalty certificates	1,227
Capitalized interest(2)	3,405
Change in fair value of derivatives instruments(2)	389
Exchange rate change	(38)
December 31, 2023	54,082
Subscription of short-term derivatives instruments(3)	89,400
Subscription of long-term derivatives instruments and bank borrowings(1)(2)	24,916
Subscription of short-term bank borrowings	4
Subscription of lease liabilities	428
Issue of royalty certificates(1)	19,701
Repayment of bank borrowings	(2,606)
Repayment of lease liabilities	(2,386)
Interests on royalty certificates	3,179
Capitalized interest(2)	8,245
Change in fair value of derivatives instruments(2)	(13,759)
Exchange rate change	48
December 31, 2024	181,250
Subscription of lease liabilities	880
Repayment of bank borrowings	(3,267)
Repayment of lease liabilities	(2,713)
Interests on royalty certificates(4)	22,438
Capitalized interest	10,677
Change in fair value of derivatives instruments(2)(3)	179,774
Settlement of derivatives instruments(3)	(158,104)
Exchange rate change	(51)
Subscription of short-term bank borrowings	4
December 31, 2025	230,890

(1)Net proceeds

(2)EIB’s loan and warrants.

(3)T2 New Shares - T2 BSAs of the Structured Financing

(4)Including remeasurement of Royalty certificates

Movements are further detailed as follows:

	Debt						Debt
	carried						carried
	on the					Effect of	on the
	balance					movements	balance
	sheet at				Fair	in	sheet on
	Jan. 1,		Capitalized		Value	exchange	December 31,
(in thousands of euros)	2025	Additions	Interests(1)	Repayments	Variation(2)	rates	2025
PGE SG 2020	1,261	—	—	(839)	—	—	422
PGE BPI France 2020	1,444	—	—	(840)	—	—	604
PGE CA 2020	1,261	—	—	(1,031)	—	—	230
PPR CA 2022	1,780	—	—	—	—	—	1,780
PPR SG 2022	1,780	—	—	—	—	—	1,780
PGE BPI France 2022	1,669	—	—	(556)	—	—	1,113
EIB Tranche A 2022	22,886	—	5,014	—	—	—	27,900
EIB Tranche B 2024	13,107	—	4,286	—	—	—	17,393
Bank overdraft	9	4	—	—	—	—	13
Total Bank Borrowings	45,197	4	9,299	(3,267)	—	—	51,233
EIB Warrants Tranche A	11,987	—	—	—	49,017	—	61,004
EIB Warrants Tranche B	12,328	—	—	—	46,053	—	58,381
T2 New Shares and T2 BSAs call options	73,400	—	—	—	(73,400)	—	—
Derivatives	97,715	—	—	—	21,670	—	119,385
Accrued interest payable on loans	4,477	—	1,378	—	—	—	5,855
2023 Royal Certificates	8,050	—	5,005	—	—	—	13,055
2024 Royal Certificates	21,157	—	17,433	—	—	—	38,590
Royalty certificates liabilities	29,207	—	22,438	—	—	—	51,645
Lease liabilities	4,654	880	—	(2,713)	—	(51)	2,771
Total Debt	181,250	885	33,115	(5,979)	21,670	(51)	230,890
(1)	Include remeasurement of the Royalty certificates. See Note 13.4 – Short-term Derivatives.
(2)	Include settlement of the derivatives. See Note 13.4 – Short-term Derivatives for information on the fair value variation of the call options related to T2 New Shares and T2 BSAs.

	Debt						Debt
	carried						carried
	on the					Effect of	on the
	balance					movements	balance
	sheet at				Fair	in	sheet on
	Jan. 1,	Additions	Capitalized	Repayments	Value	exchange	December 31,
(in thousands of euros)	2024	(+)	Interests	(-)	Variation	rates	2024
PGE SG 2020	2,096	—	—	(835)	—	—	1,261
PGE BPI France 2020	2,269	—	—	(825)	—	—	1,444
PGE CA 2020	2,096	—	—	(835)	—	—	1,261
PPR CA 2022	1,780	—	—	—	—	—	1,780
PPR SG 2022	1,780	—	—	—	—	—	1,780
PGE BPI France 2022	1,780	—	—	(111)	—	—	1,669
EIB Tranche A 2022	15,400	—	7,486	—	—	—	22,886
EIB Tranche B 2024	—	13,107	—	—	—	—	13,107
Bank overdraft	5	4	—	—	—	—	9
Total Bank Borrowings	27,206	13,111	7,486	(2,606)	0	0	45,197
EIB Warrants Tranche A	10,265	—	—	—	1,722	—	11,987
EIB Warrants Tranche B	—	11,809	—	—	519	—	12,328
T2 New Shares and T2 BSAs call options	—	89,400	—	—	(16,000)	—	73,400
Derivatives	10,265	101,209	0	0	(13,759)	0	97,715
Accrued interest payable on loans	3,719	—	758	—	—	—	4,477
2023 Royal Certificates	6,327	—	1,723	—	—	—	8,050
2024 Royal Certificates	—	19,701	1,456	—	—	—	21,157
Royalty certificates liabilities	6,327	19,701	3,179	0	0	0	29,207
Lease liabilities	6,566	428	—	(2,386)	—	48	4,654
Total Debt	54,082	134,449	11,424	(4,992)	(13,759)	48	181,250

	Debt						Debt
	carried						carried
	on the						on the
	balance					Exchange	balance
	sheet at		Capitalized		Fair	rate	sheet on
Analysis of debt	Jan. 1,	Proceeds	Interests	Repayments	Value	gain/losses	December 31,
(in thousands of euros)	2023	(+)	(+)	(-)	Variation	(+/-)	2023
Lease liabilities	4,510	3,706	—	(1,612)	—	(38)	6,566
PGE SG 2020 (state-guaranteed)	2,926	—	—	(830)	—	—	2,096
PGE BPI France 2020 (state-guaranteed)	3,094	—	—	(825)	—	—	2,269
PGE CA 2020 (state-guaranteed)	2,926	—	—	(830)	—	—	2,096
PPR CA 2022	1,780	—	—	—	—	—	1,780
PPR SG 2022	1,780	—	—	—	—	—	1,780
PGE BPI France 2022 (state-guaranteed)	1,780	—	—	—	—	—	1,780
BEI EMPRUNT PART 1 2022	15,400	—	—	—	—	—	15,400
DETTE BSA BEI 2022	9,876	—	—	—	389	—	10,265
Royalty certificates	—	5,100	1,227	—	—	—	6,327
Other	319	—	3,405	—	—	—	3,724
Total Debt	44,390	8,806	4,632	(4,097)	389	(38)	54,082

13.1French state-guaranteed loan (“PGE”) and equity recovery loans (“PPR”)

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

The PGE loan granted by Bpifrance in 2022 was guaranteed up to 90% by the French government with an initial term of twelve months. In May 2023, the Company exercised the option to extend the maturity to align with the 2020 PGE, until May 2026. The two PPR loans were guaranteed predominantly by the French government and feature an eight-year financing period and a four-year repayment period.

The PGE and PPR repayments in 2025 amounted to €3.3 million, to an aggregate amount since the subscription of €9.4 million as of December 31, 2025. The PGE and PPR repayments in 2024 amounted to €2.6 million, compared to €2.5 million in 2023.

13.2Credit facility agreement with the European Investment Bank

On May 16, 2022, the Company entered into the Finance Contract with the EIB for a loan up to €50 million, divided into two tranches of €25 million each.

●	On December 8, 2022, the Company received the disbursement of the first tranche (‘Tranche A’). Capitalized interest for Tranche A is 8% and repayment is due in December 2026, four years after its disbursement.
●	On January 18, 2024, the Company received the disbursement of the second tranche (‘Tranche B’). Capitalized interest for Tranche B is 7% and repayment is due in January 2027, three years after its disbursement.

The Finance Contract may, in certain circumstances, be prepaid, in whole or in part, for a prepayment fee, either at the election of the Company or as a result of EIB’s demand following certain prepayment events, including a change of control or change in senior management of the Company.

Subject to certain terms and conditions, upon the occurrence of usual events of default (i.e., including payment default, misrepresentation, cross default), EIB may demand immediate repayment by the Company of all or part of the outstanding loan. As of December 31, 2025, none of the conditions that would result in an immediate demand by EIB for the repayment were met.

Tranche A of €25 million was recognized as financial debt at amortized cost, which takes into account the fair value of the derivative instrument (EIB Tranche A Warrants, as defined below) at inception and the borrowing costs of €0.1 million. The amortized cost of the loan was €22.9 million on December 31, 2024, and €27.9 million on December 31, 2025, with an effective interest rate of 21.9%. The fair value of the loan as of December 31, 2025, amounts to €28.3 million, with a market rate of 21.9%.

Tranche B of €25 million was recognized as financial debt at amortized cost, which takes into account the fair value of the derivative instrument (EIB Tranche B Warrants) at inception and the borrowing costs of €0.1 million. The amortized cost of the loan was €13.1 million on December 31, 2024, and €17.4 million on December 31, 2025 with an effective interest rate of 32.7%. The fair value of the loan as of December 31, 2025 amounts to €22.9 million, with a market rate of 32.1%.

The capitalized interest for both Tranche A and Tranche B in the period ended December 31, 2025 amounts to €9.3 million (compared to €7.5 million in the period ended December 31, 2024).

13.3Long-term Derivatives

EIB warrants

On July 1, 2022, in connection with the Finance Contract (see section above “Credit facility agreement with the European Investment Bank”), the Company entered into a warrant agreement with EIB (‘EIB Warrant Agreement’) as a condition to the potential funding of the two tranches of the credit facility. Each warrant issued pursuant to the EIB Warrant Agreement has a subscription price of €0.01 and gives the right to subscribe to one share.

On November 28, 2022, the Company issued 2,266,023 EIB Tranche A Warrants to EIB pursuant to the EIB Warrant Agreement, as a condition to the financing of Tranche A. The exercise price of the EIB Tranche A Warrants is €4.02 per warrant, if and when they may be exercised. The potential gross proceeds if all EIB Tranche A Warrants were exercised would amount to €9.1 million. The transactions costs for the issuance of the EIB Tranche A Warrants amounted to €56,000.

On January 4, 2024, the Company issued 3,144,654 EIB Tranche B Warrants to EIB as a condition to the financing of Tranche B. The exercise price of the EIB Tranche B Warrants is €3.95, if and when they may be exercised. The potential gross proceeds if all EIB Tranche B Warrants were exercised would amount to €12.4 million. The transactions costs for the issuance of the EIB Tranche B Warrants amounted to €89,000.

The EIB Warrants have a maturity of twelve years and are exercisable following the earliest to occur of (i) a change of control event (as defined in the Finance Contract), (ii) the maturity date of Tranche A (i.e., on December 8, 2026), (iii) an event of default under the Finance Contract, or (iv) a repayment demand by the EIB under the Finance Contract. The EIB Warrants shall automatically be deemed null and void if they are not exercised within the twelve-year period.

On the date of their respective issuances, each EIB Warrant entitled EIB to one ordinary share of the Company in exchange for the exercise price (subject to anti-dilutive provisions). However:

●	the exercise ratio of EIB Tranche A Warrants was adjusted following the capital increases carried out on September 5, 2023, October 17, 2024 and December 19, 2024. On December 31, 2024, one EIB Tranche A Warrant entitled its holder to subscribe for 2.70 ordinary shares at an exercise price of €4.02 per warrant. As of December 31, 2025, the exercise ratio of the EIB warrants is currently under discussion between the EIB and the Company, due to differing interpretations between the parties related to the complexity of the contractually defined adjustment mechanisms. The ratio used for this calculation represents the Company’s most reasonable estimate to date. Once an agreement has been reached with the EIB with respect to the exercise ratio, additional dilution may occur.
●	the exercise ratio of EIB Tranche B Warrants was adjusted following the capital increases carried out on October 17, 2024, and December 19, 2024. On December 31, 2024, one EIB Tranche B Warrant entitled its holder to subscribe for 2.13 ordinary shares at an exercise price of €3.95 per warrant. As of December 31, 2025, the exercise ratio of the EIB warrants is currently under discussion between the EIB and the Company, due to differing interpretations between the parties related to the complexity of the contractually defined adjustment mechanisms. The ratio used for this calculation represents the Company’s most reasonable estimate to date. Once an agreement has been reached with the EIB, additional dilution may occur.

As of the date of authorization of the issuance of these financial statements, and subject to the outcome of these discussions with EIB, the Company estimates that each EIB Tranche A Warrants gives the right to subscribe to 6.46 shares, and each EIB Tranche B Warrants gives the right to subscribe to 5.05 shares.

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

The warrant agreement includes a put option: EIB may request the Company to buy back the EIB Warrants in cash. In this context the purchase price will be defined as the difference between the volume-weighted average of the trading price of the ordinary shares over the last 90 trading days and the strike price. The amount is capped, and EIB may exercise the EIB Warrants for which they did not exercise the put option.

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

The LongStaff Schwartz option valuation model also uses assumptions about complex and subjective variables, such as the value of the Company’s shares, the expected volatility of the share price over the lifetime of the instrument, the present and future behavior of holders of those instruments, and the number of shares per warrant. The approach is based on the value of the underlying equity instrument at the valuation date, the volatility observed on the historical share price of the Company, the contractual lifespan associated equity instruments, and the average number of shares per warrant among the potential values.

The assumptions and results are detailed in the following tables:

	BSA 2022	BSA 2024
Grant date	11/28/2022	01/04/2024
Expiration date	11/28/2034	01/04/2036
Number of BSA issued	2,266,023	3,144,654
Number of shares per BSA	1	1
Subscription premium price per share (€)	0.01	0.01
Exercise price per share (€)	4.02	3.95
Valuation method	Longstaff Schwartz	Longstaff Schwartz

	As of November 28,	As of December 31,	As of December 31,	As of December 31,
EIB Tranche A Warrants	2022 (Grand Date)	2023	2024	2025
Number of BSA outstanding	2,266,023	2,266,023	2,266,023	2,266,023
Number of shares per warrant	1.00	1.20	2.70	6.46
Stock price (€)	4.13	4.10	2.18	3.95
Maturity (years)	12	10.9	9.9	8.9
Volatility	68%	62%	58.3%	56.2%
Cap of the put option (k€)	25.0	25.0	25.0	25.0
Risk free rate	Euribor 6M	Euribor 6M	Euribor 6M	Euribor 6M
Expected dividends	—	—	—	—
Fair Value (k€)	9,469	10,266	11,987	61,004
Unit Fair value (€)	4.18	4.53	5.29	26.92

	As of January 4,	As of December 31,	As of December 31,
EIB Tranche B Warrants	2024 (Grant Date)	2024	2025
Number of BSA outstanding	3,144,654	3,144,654	3,144,654
Number of shares per warrant	1.00	2.13	5.05
Stock price (€)	4.12	2.18	3.95
Maturity (years)	12	11.0	10.0
Volatility	62%	58.3%	56.2%
Cap of the put option (k€)	25.0	25.0	25.0
Risk free rate	Euribor 6M	Euribor 6M	Euribor 6M
Expected dividends	—	—	—
Fair Value (k€)	11,809	12,328	58,381
Unit Fair value (€)	3.76	3.92	18.57

A 1% change in volatility would impact the fair value of all warrants issued to the EIB by €0.2 million, and consequently net income by the same amount.

A 15% change in EIB Tranche A Warrant share numbers per warrant (exercise ratio) would impact the fair value of all EIB Warrants by €9.1 million downward, or €9.2 million upward, and consequently the net income by the same amounts.

A 15% change in EIB Tranche B Warrant share numbers per warrant (exercise ratio) would impact the fair value of all EIB Warrants by €8.4 million downward, or €8.6 million upward, and consequently the net income by the same amounts.

13.4Short-term Derivatives

As of December 31, 2024, the fair value of the call options related to T2 New Shares and T2 BSAs (derivative financial instruments) was €73.4 million. Between December 31, 2024, and May 7, 2025, the fair value increased by €84.7 million, with this change in fair value impacting the consolidated statement of income (loss). At the transaction date corresponding to the settlement - delivery of the T2 transaction on May 7, 2025, the fair value of the call options related to T2 New Shares and T2 BSAs (€158.1 million) was settled through equity. See the detailed accounting treatment under IFRS 9 described below and Note 1.2 - Significant events of 2025.

T2 New Shares - T2 BSAs

On October 14, 2024, the Company announced that it had secured the Structured Financing, subject to satisfaction of specified conditions to fund the continuation of the Phase III NATiV3 MASH trial and preparation for the potential filing for marketing approval and commercialization of lanifibranor.

As of December 31, 2024, the first tranche of the Structured Financing had been issued in two phases:

●	the issuance of 34,600,507 T1 New Shares at a subscription price of €1.35 per T1 New Share, and the issuance of 35,399,481 T1 BSAs to purchase up to 35,399,481 ordinary shares at an exercise price of €0.01 per new ordinary, at a subscription price of €1.34 per T1 BSA, for aggregate gross proceeds of €94.1 million (net proceeds €86.6 million). Settlement and delivery of the T1 New Shares and the T1 BSAs took place on October 17, 2024, and
●	the issuance of 7,872,064 T1 bis Shares at a subscription price of € 1.35 per T1 bis Share, and the issuance of 8,053,847 T1 bis BSA to purchase up to 8,053,847 ordinary shares at an exercise price of €0.01 per new ordinary share at a subscription price of €1.34 per T1 bis BSA, for aggregate gross proceeds of €21.4 million (net proceeds approximately €20.1 million). This issuance was subject to adoption by shareholders of the appropriate resolutions by the combined general meeting of shareholders of December 11, 2024 (the ‘General Meeting’). Settlement and delivery of the T1 bis Shares and the T1 bis BSAs, took place on December 19, 2024.

As of December 31, 2025, 9,372,755 T1 BSAs and BSA T1 bis have been exercised, resulting in the issuance of 9,372,755 new ordinary shares (see Note 12 – Shareholders’ equity).

Subject to the satisfaction of the T2 Conditions Precedent, investors who subscribed to the first tranche of the Structured Financing were required to subscribe to ABSAs and/or PFW-BSAs in the T2 Transaction.

Following the satisfaction of the applicable conditions precedent thereto, the Company entered into subscription agreements with each of the investors participating in the Structured Financing for the issuance of the T2 Transaction on May 2, 2025. The T2 Transaction closed on May 7, 2025 with the settlement and delivery of the ABSAs and PFW-BSAs, and resulted in aggregate gross proceeds of €115.6 million (net €108.5 million) for the Company. The Company may receive up to €116.0 million from the potential exercise of the T3 BSAs attached to the T2 New Shares and T2 BSAs, which is subject to the release of positive topline results from the Phase III NATiV3 trial by June 15, 2027 and the decision of the investors to exercise their T3 BSAs in whole or in part. See Note 1.2 – Significant events of 2025.

From an accounting standpoint under IFRS 9, the commitment to subscribe to the ABSAs and the PFW-BSAs (the T2 New Shares and the T2 BSAs) should be viewed as derivative financial instruments (call options). The fair value of the call options relating to T2 New Shares and T2 BSAs generate a consolidated statement of income (loss) impact of €84.7 million for year ended December 31, 2025, representing the difference between the fair value of the call options relating to T2 New Shares and T2 BSAs at the transaction date (€158.1 million) and the fair value of the call options relating to T2 New Shares and T2 BSAs (potential exercise at a price below market price) at December 31, 2024 (€73.4 million), please refer to Note 22 – Financial income and expenses.

The fair value of the call options relating to T2 New Shares and T2 BSAs at the transaction date (€158.1 million) is settled through equity. The T2 New Shares issuance of the T2 Transaction is described in Note 12 – Shareholders’ equity.

The gross proceeds of the T2 BSA issuance of the T2 Transaction, which consisted of the issuance of 43,437,036 T2 BSAs at a pre-funded exercise price of €1.34 per T2 BSA, was €58.2 million. At the transaction date, given the share price of €3.19 and a nominal value per share of €0.01, the fair value of the 43,437,036 T2 BSAs was €138.1 million is settled through reserves.

According to the 33rd and 49th resolutions of the general meeting of shareholders held on December 11, 2024, the share capital increase in form of ABSAs and the PFW-BSAs was limited to, respectively:

●	the issuance of a number of T2 New Shares corresponding to €57,359,992, divided by the subscription price (‘P2’) consisting of the lower of (i) €1.35 and (ii) the volume-weighted average of the price of the ordinary shares on Euronext Paris during the five trading sessions preceding pricing of the ABSAs (‘5D-VWAP’); and
●	the issuance of a number of T2 BSAs corresponding to €58,639,998.60, divided by P2 consisting of the lowest between €1.35 and the 5D-VWAP before the issuance date, at a subscription price P2 less €0.01.

At the issuance date, the 5D-VWAP was greater than €1.35 and the T2 New Shares were subscribed below market price. T2 New Shares were worth more than proceeds as they embedded a call option value with a €1.35 strike price. Had the 5D-VWAP been lower than €1.35, T2 New Shares would have been subscribed at market price at the issuance date, consequently the fair value of the instrument would have been in line with the proceeds (no call option value). On this basis, before the issuance, the investor’s undertaking to subscribe for the T2 New Shares could be assimilated to European call options with the following features:

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

The assumptions and results are detailed in the following tables:

	As of May 7, 2025
			Aggregate
	T2 New Shares	T2 BSAs	amount
Number of instruments (in millions of units)	42.5	43.4	—
Number of shares per instruments	1.0	1.0	—
Stock price (€)	3.19	3.19	—
Risk free rate	Euribor 1M	Euribor 1M	—
Fair Value (in millions of euros)	135.5	138.1	273.7
Unit fair value	3.19	3.18	—
Subscription price per instrument (€)	1.35	1.34	—
Gross proceeds (in millions of euros)	57.4	58.2	115.6
Settlement of derivatives (in millions of euros)	78.2	79.9	158.1

	As of December 31, 2024
	T2 New Shares	T2 BSAs
Number of instruments (in millions of units)	42.5	43.4
Number of shares per instruments	1.00	1.00
Stock price (€)	2.18	2.18
Maturity (months)	3.0	3.0
Volatility	58.3%	58.3%
Risk free rate	Euribor 3M	Euribor 3M
Expected dividends	—	—
Fair Value (in millions of euros)	36.1	37.3
Unit fair value	0.85	0.86

	As of December 11, 2024
	(Issuance date)
	T2 New Shares	T2 BSAs
Number of instruments (in millions of units)	42.5	43.4
Number of shares per instruments	1.00	1.00
Stock price (€)	2.37	2.37
Maturity (months)	3.5	3.5
Volatility	59.3%	59.3%
Risk free rate	Euribor 3M	Euribor 3M
Expected dividends	—	—
Fair Value (in millions of euros)	44	45.4
Unit fair value	1.04	1.05

13.5Lease liabilities

Lease liabilities amount to €2.8 million as of December 31, 2025, and decreased by €1.9 million compared to December 31, 2024, due to new debts of €0.8 million due to additional Fibroscans leased and repayments of €2.7 million during 2025. The lease liabilities are recognized each time a new Fibroscans is leased, for a period of three or four years regarding the needed use. Lease liabilities are calculated using specific discount rates, in connection with the geographic area, the maturity of the debt, and the commencement date, according to the method described in Note 3.2 – Lease contracts. The rates for contracts in progress as of December 31, 2025 range from 1.89% to 5.18%.

13.6Royalty Certificates liabilities

On August 31, 2023, the Company announced the issuance of the 2023 Royalty Certificates for an aggregate amount of €5.1 million. The 2023 Royalty Certificates were accounted at the inception at the fair value (€5.1 million on August 31, 2023), and then at the amortized cost €13.1 million on December 31, 2025 (vs. €8.1 million on December 31, 2024), with an effective interest rate of 31.9%.

On July 18, 2024, the Company announced the issuance of the 2024 Royalty Certificates for an aggregate gross amount of €20.1 million. The 2024 Royalty Certificates were accounted at the inception at the fair value (net of issuance costs of €0.5 million i.e., €19.7 million on July 18, 2024), and then at the amortized cost €38.6 million on December 31, 2025 (vs. €21.2 million on December 31, 2024), with an effective interest rate of 30.5%.

A 5% change in probability of success of the trial would impact the amortized cost of 2023 Royalty Certificates by €0.7 million, and consequently net income by the same amount. A 5% change in probability of success of the trial would impact the amortized cost of 2024 Royalty Certificates by €2.1 million, and consequently net income by the same amount.

Fair value as of December 31, 2025

On December 31, 2025, the fair value of the 2023 Royalty Certificates, calculated using discounted cash flow approach, amounts to €32.1 million compared to €16.6 million on December 31, 2024, and the fair value of the 2024 Royalty Certificates, calculated using discounted cash flow approach, amounts to €122.9 million, compared to €46.7 million on December 31, 2024.

The fair value corresponds to the net present value of royalties, which depend on assumptions made by the Company with regard to the probability of success of its studies, the markets sales of lanifibranor and the discount rate (14.0%).

When stressing the discount rate by a 1‑percentage‑point change, the fair value of the 2023 Royalty Certificates would decrease by approximately €1.7 million or increase by €1.8 million, while the fair value of the 2024 Royalty Certificates would decrease by approximately €9.3 million or increase by €10.2 million.

A 5-percentage‑point increase or decrease in the assumed probability of success would result in an equivalent change of approximately €1.8 million in the fair value of the 2023 Royalty Certificates and approximately €6.6 million in the fair value of the 2024 Royalty Certificates.

Note 14. Provisions

	January 1,		Reversals	Reversals	December 31,
(in thousands euros)	2025	Additions	used	unused	2025
Long-term provisions	—	—	—	—	—
Short-term provisions	—	3,101	(2,029)	—	1,071
Total Provisions	—	3,101	(2,029)	—	1,071

	January 1,		Reversals	December 31,
(in thousands euros)	2024	Additions	/reclasses	2024
Long‑term provisions	—	—	—	—
Short‑term provisions	—	—	—	—
Total Provisions	—	—	—	—

	January 1,		Reversals	December 31,
(in thousands euros)	2023	Additions	/reclasses	2023
Long‑term provisions	—	—	—	—
Short‑term provisions	—	—	—	—
Total Provisions	—	—	—	—

In 2025, the Company implemented the Strategic Pipeline Prioritization Plan to focus exclusively on the development of lanifibranor (see Note 1.2 – Significant events of 2025). In connection with the Strategic Pipeline Prioritization Plan, the Company recorded a residual restructuring and restructuring-related provisions of €1.1 million on December 31, 2025, through Other operating income and expenses (see Note 21 – Other operating income and expenses). The remaining provisions primarily consist of severance and other employee costs, as well as consulting fees associated with the Company’s restructuring plan.

The Company estimates the associated cash outflows for restructuring costs are less than one year.

Note 15. Provisions for retirement benefit obligations

Retirement benefit obligations are determined based on the rights set forth in the national collective bargaining agreement for the French pharmaceutical industry (IDCC 176/Brochure 3104) and in accordance with IAS 19 – Employee Benefits. These rights depend on the employee’s final salary and seniority within the Company at his/her retirement date.

Principal actuarial assumptions

The following assumptions were used to measure the obligation:

	December 31,		December 31,		December 31,
Parameters	2023		2024		2025
Retirement age	65	years	65	years	65	years
Payroll taxes	41.41%		41.41%		41.41%
Salary growth rate	2.00%		2.00%		2.00%
Discount rate	3.20%		3.40%		3.95%
Mortality table	TGH/TGF 05		TGH/TGF 05		TGH/TGF 05

The discount rate corresponds to the rates of Eurozone AA-rated corporate bonds with maturities of over ten years.

Net provision

The provision recorded in respect of defined benefit schemes at the end of each reporting period is shown in the table below:

	December 31,	December 31,	December 31,
(in thousands of euros)	2023	2024	2025
Retirement benefit obligations	1,559	1,762	755
Total obligation	1,559	1,762	755

Given the absence of plan assets at December 31, 2025, 2024, and 2023, the total amount of the provision corresponds to the estimated obligation at those dates.

Changes in the net provision

Changes in the provision recorded in respect of defined benefit schemes break down as follows:

	December 31,	December 31,	December 31,
(in thousands of euros)	2023	2024	2025
Provision at beginning of period	(1,234)	(1,559)	(1,762)
Other changes (IFRIC - IAS 19)	—	59	—
Gain / (Expense) for the period	(228)	(261)	858
Actuarial gains or losses recognized in other comprehensive income	(97)	(1)	149
Provision at end of period	(1,559)	(1,762)	(755)

Breakdown of expense recognized for the period

	December 31,	December 31,	December 31,
(in thousands of euros)	2023	2024	2025
Service cost for the period	(183)	(211)	(214)
Interest cost for the period	(46)	(50)	(59)
Past service costs	—	—	964
Benefits for the period	—	—	167
Total	(228)	(261)	858

As of December 31, 2025, past service costs are recorded for € 1 million. They include a positive one-off impact of €0.8 million resulting from the reduction in retirement benefit obligations, in connection with the Strategic Pipeline Prioritization Plan.

Breakdown of actuarial gains and losses recognized in comprehensive income (loss)

The actuarial gains (losses) can be analyzed as follows:

	December 31,	December 31,	December 31,
(in thousands of euros)	2023	2024	2025
Demographic changes	(30)	13	239
Difference between expected and actual performance	—	(43)	(126)
Changes in actuarial assumptions	(67)	29	36
Total	(97)	(1)	149

Demographic differences mainly relate to salary adjustments.

Sensitivity analysis

Changes in actuarial assumptions relate to movements in the discount rate (3.95% in 2025, to 3.40% in 2024 and to 3.20% in 2023). A 0.25% change in the discount rate would have had an impact of approximately 2.2% on the obligation amount in 2025, 2.1% in 2024 and 2.2% in 2023.

31/12/2025	(in thousands of euros)
Benefit obligation at 31/12/2025 at 3.70%	772
Benefit obligation at 31/12/2025 at 3.95%	755
Benefit obligation at 31/12/2025 at 4.20%	739

31/12/2024	(in thousands of euros)
Benefit obligation at 31/12/2024 at 3.15%	1,799
Benefit obligation at 31/12/2024 at 3.40%	1,762
Benefit obligation at 31/12/2024 at 3.65%	1,726

31/12/2023	(in thousands of euros)
Benefit obligation at 31/12/2023 at 2.95%	1,595
Benefit obligation at 31/12/2023 at 3.20%	1,559
Benefit obligation at 31/12/2023 at 3.45%	1,525

Note 16. Other current and non-current liabilities

16.1Other non-current liabilities

On December 31, 2025, other non-current liabilities amount to €1.2 million, compared to €1.0 million at December 31, 2024. This amount is mainly composed of an advance payment received from CTTQ related to the re-invoicing of the costs of the NATiV3 Phase III global trial.

16.2Other current liabilities

	December 31,	December 31,	December 31,
(in thousands of euros)	2023	2024	2025
Employee‑related payables	1,869	2,604	2,734
Accrued payroll and other employee‑related taxes	1,540	1,741	10,739
VAT payables	3,569	3,798	1,622
Other accrued taxes and employee‑related expenses	164	126	148
Other miscellaneous payables	23	331	2,738
Other current liabilities	7,165	8,600	17,981

No discounting has been performed on other current liabilities as their maturity is less than 1 year from the end of the period.

On December 31, 2025, other current liabilities increased by €9.4 million, mainly due to an increase in accrued payroll and other employee-related taxes by €9.0 million and in other miscellaneous payable by €2.4 million, partly compensated by the decrease of VAT payables of €2.2 million.

Accrued payroll and other employee-related taxes mainly relate to payables to social security and employee-benefit organizations such as URSSAF, KLESIA, and APGIS, of which €9.0 million related to employer contribution for share-based plans in 2025.

As of December 31, 2025, other miscellaneous payables mainly included the credit notes to be issued by the Company in favor of CTTQ, following the satisfaction of the condition precedent upon the closing to the T2 Transaction, for a total amount of $3.0 million, equivalent to €2.6 million as of December 31, 2025 (the first credit note has been issued in July 2025, for an amount of $2.0 million, the second credit note was issued on January 1, 2026 and amounted to $1.5 million, and the third credit note is required to be issued on June 1, 2026 and will amount to $1.5 million) (see Note 1.2 Significant events of 2025).

On December 31, 2024, other current liabilities increased by €1.4 million, mainly due to an increase in employee - related payables by €0.7 million.

On December 31, 2023, other current liabilities increased by €1.7 million, mainly due to an increase in VAT payables by €1.4 million, mostly including self - assessed VAT.

Other accrued taxes and employee-related expenses concern provisions for payroll taxes, such as professional training charges, apprenticeship tax, the employer’s contribution to construction investment in France and the payroll tax.

Note 17. Trade payables and short-term contract liabilities

	December 31,	December 31,	December 31,
(in thousands of euros)	2023	2024	2025
Trade payables	37,679	32,862	26,017
Short-term contract liabilities	6	0	—
Trade payables and other current liabilities	37,685	32,863	26,017

No calculations have been made to discount trade payables to present value as payment is due within one year at the end of the reporting period.

Trade payables included €16.2 million, €20.7 million, and €12.9 million of accrued expenses as of December 31, 2025, 2024 and 2023, respectively.

17.1Trade payables

Trade payables break down as follows:

	December 31,	December 31,	December 31,
(in thousands of euros)	2023	2024	2025
Due in 30 days	24,995	30,938	24,770
Due in 30-60 days	12,684	1,925	1,247
Trade payable	37,679	32,862	26,017

As of December 31, 2025, trade payables were composed of accrued liabilities for €16.2 million of which €14.5 million related to scientific projects.

As of December 31, 2025, trade payables decreased by €6.8 million compared to December 31, 2024. The variation in trade payables were mainly related to the research and development expenses in connection with the NATiV3 Phase III trial evaluating lanifibranor in MASH.

Note 18. Financial assets and liabilities

The table below presents the carrying amount of financial assets and liabilities by IFRS 9 accounting category.

(in thousands of euros)	December 31, 2025
		Financial
	Book value on	assets/liabilities
	the statement of	carried at fair	Financial assets	Liabilities
	financial	value through	carried at	carried at
Financial assets	position	profit or loss	amortized cost	amortized cost	Fair value
Long-term accrued income	—	—	—	—	—
Long-term deposit accounts	115	—	115	—	115
Long-term security deposits	—	—	—	—	—
Current accrued income(1)	1,575	—	1,575	—	1,575
Short-term deposit accounts(1)	131,558	—	131,558	—	131,558
Trade receivables(1)	2,016	—	2,016	—	2,016
Other receivables(1)	1,919	—	1,919	—	1,919
Derivatives instruments assets	—	—	—	—	—
Cash and cash equivalents(2)	99,312	—	99,312	—	99,312
Total	236,494	—	236,494	—	236,494
Financial liabilities
Long-term debt(3)(4)	27,551	—	—	27,551	27,609
Derivative instruments(5)	119,385	119,385	—	—	119,385
Royalty certificates liabilities(3)	51,645	—	—	51,645	154,996
Short-term debt(1)	32,309	—	—	32,309	32,309
Trade payables(1)	26,017	—	—	26,017	26,017
Other miscellaneous payables(1)	2,738	—	—	2,738	2,738
Total	259,645	119,385	—	140,260	363,055
(1)	The carrying amount of short-term financial assets and liabilities at amortized cost is considered a reasonable estimate of fair value, in accordance with IFRS 7.29.
(2)	The carrying amount of cash and cash equivalents is based on level 1 valuation and corresponds to the fair value of the assets.
(3)

The fair value of royalty certificates and EIB financial debt, accounted for at amortized cost, is determined using level 3 valuation based on unobservable inputs, as described in Note 13 – Debt, Derivatives and Royalty certificates liabilities

(4)	The classification of other bank borrowings within the IFRS 13 fair value hierarchy corresponds to a level 2 valuation.
(5)	The fair value of derivative instruments is determined using level 3 valuation based on unobservable inputs, as described in Note 13 – Debt, Derivatives and Royalty certificates liabilities.

(in thousands of euros)	December 31, 2024
		Financial
	Book value on	assets/liabilities
	the statement of	carried at fair	Financial assets	Liabilities
	financial	value through	carried at	carried at
Financial assets	position	profit or loss	amortized cost	amortized cost	Fair value
Long-term deposit accounts	—	—	—	—	—
Long-term security deposits	—	—	—	—	—
Advance payment	1,047	—	1,047	—	1,047
Current accrued income	1,574	—	1,574	—	1,574
Short-term deposit accounts	—	—	—	—	—
Trade receivables	531	—	531	—	531
Other receivables	405	—	405	—	405
Derivatives instruments assets	—	—	—	—	—
Cash and cash equivalents	96,564	—	96,564	—	96,564
Total	100,120	—	100,120	—	100,120
Financial liabilities
Long-term debt(1)	48,460	—	—	48,460	48,202
Derivative instruments	97,715	97,715	—	—	97,715
Royalty certificates liabilities	29,207	—	—	29,207	63,293
Short-term debt	5,868	—	—	5,868	5,868
Trade payables	32,862	—	—	32,862	32,862
Other miscellaneous payables	331	—	—	331	331
Total	214,444	97,715	—	116,729	248,272

(1)See Note 13 – Debt, Derivatives and Royalty certificates liabilities.

(in thousands of euros)	December 31, 2023
		Financial
	Book value on	assets/liabilities
	the statement of	carried at fair value	Financial assets	Liabilities
	financial	through profit or	carried at	carried at
Financial assets	position	loss	amortized cost	amortized cost	Fair value
Long-term deposit accounts	9,000	—	9,000	—	9,000
Long-term security deposits	8	—	8	—	8
Advance payment	1,047	—	1,047	—	1,047
Short-term deposit accounts	70	—	70	—	70
Trade receivables	3,807	—	3,807	—	3,807
Other receivables	857	—	857	—	857
Cash and cash equivalents	26,918	—	26,918	—	26,918
Total	41,706	—	41,706	—	41,706
Financial liabilities
Long-term debt(1)	32,181	—	—	32,181	29,701
Derivative instruments	10,265	10,265	—	—	10,265
Royalty certificates liabilities	6,327	—	—	6,327	9,617
Short-term debt	5,308	—	—	5,308	5,308
Trade payables	37,679	—	—	37,679	37,679
Other miscellaneous payables	23	—	—	23	23
Total	91,784	10,265	—	81,518	92,594

(1)See Note 13 – Debt, Derivatives and Royalty certificates liabilities.

The fair value for financial assets and financial liabilities measured at amortized costs is not provided if the carrying amount is a reasonable approximation of the fair value.

Note 19. Revenues and other income

For the periods ended December 31, 2025, and December 31, 2024, and December 31, 2023.

	Year ended December 31,
(in thousands of euros)	2023	2024	2025
Revenue	17,477	9,198	4,483
Total revenues	17,477	9,198	4,483
CIR	5,333	4,888	2,276
Subsidies	9	8	2
Other	344	630	1,165
Total other income	5,686	5,526	3,443
Total revenues and other income	23,163	14,725	7,926

19.1Revenues

For the year ended December 31, 2025, revenue of €4.4 million was recognized on the CTTQ License Agreement. (See Accounting principles and CTTQ License Agreement and amendment described in the Notes 3.12 – Revenue)

On October 11, 2024, the Company and CTTQ entered into the CTTQ Amendment (See Note 1.3 – Significant events of 2024 and 2023) to the CTTQ License Agreement, with mainly a change in the milestones conditions precedents and on the royalty rate under the CTTQ License Agreement. As the amendment primarily applied to the transfer of Know-How that was already completed as of January 1, 2023, the change in transaction price was allocated to performance obligations on the same basis as at contract inception.

The Company invoiced CTTQ for $10.5 million on May 9, 2025 (the total invoice corresponds to the milestone payment of $10.0 million following the success of the T2 Transaction, and an additional billing of $0.5 million). On July 7, 2025, the Company received $9.5 million after deducting the withholding tax of $1.1 million2. As of December 31, 2025, the transaction price also includes the credit notes in favor of CTTQ, following the satisfaction of the condition precedent upon receipt of the second tranche of the structured financing, for a total amount of $5 million3, described in Note 16 – Other current and non-current liabilities and Note 1.2 – Significant events of 2025.

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

2The Company invoiced €9.4 million on May 9, 2025 (corresponds to the milestone payment of €8.9 million euros, and an additional invoicing of €0.5 million) and received on July 7, 2025, €8.1 million after deduction of withholding tax for €0.9 million. The exchange rate on the invoice date was 1.125 dollar for one euro. The exchange rate on the payment date was 1.1755.

3The aggregate amount of the three credit notes in favor of CTTQ was €4.4 million on May 9, 2025. As of December 31, 2025, €1.7 million related to the first credit note was issued and accounted in reduction to the trade receivables (see Note 10.1 Trade receivables and other) and two other credit notes were recognized in other miscellaneous payables for €2.6 million (see Note 16 Other current and non-current liabilities). The exchange rate on the closing date was 1.1750 dollar for one euro.

●	Transfer of the manufacturing technology: this transfer gives CTTQ rights to the intellectual property, as such the transfer of the manufacturing technology is determined to be a license in the context of the agreement, in accordance with IFRS 15. The transfer of the manufacturing technology corresponds to a right-to-use license and the transfer of this license has not been completed as of December 31, 2025. Revenue will be recognized at the point in time at which the performance obligation will be fulfilled (see below).

Under the CTTQ License Agreement, CTTQ is committed to make the following payments:

●	Upfront payment: Non-refundable upfront fee: $12.0 million.
●	Regulatory milestones: Seven development, regulatory and new milestone payments and four credits notes on these milestones, amounting up to $40 million in aggregate. (Credit note A issued on June 2025 - see Note 1.2 - Significant events of 2025, and amounted to $2.0 million, Credit note B issued on January 1, 2026, and amounted to $1.5 million, Credit note C to be issued on June 1, 2026, and will amount to $1.5 million, Credit note D to be issued on January 1, 2027, and will amount to $5 million).
●	Commercial milestones: Sales-based milestone payments, divided into six successive targets and amounting up to $250 million in aggregate.
●	Royalties: Sales-based royalties.

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

Under IFRS 15, the allocation and recognition of revenue was determined as follows based on the stand-alone selling price of each of the performance obligations:

●	The $12.0 million upfront payment was allocated to the license, the development services and the transfer of manufacturing technology. The allocation of the transaction price to each performance obligation has been performed by determining the stand-alone selling price of the development services and the transfer of manufacturing technology and the allocation to the license was determined on the residual method. In 2022, revenue is recognized for the existing know-how transferred to CTTQ and overtime for the percentage completion (input method) for the Phase I (Development Services), for €12.1 million, including €12.0 million related to know-how transfer.
●	Regulatory and commercial milestones payments whose payment depends on the achievement of certain technical, regulatory or commercial events, as provided in the contract, are variable considerations that will be recognized as revenue if, and when, the milestones are met.

The Company invoiced CTTQ for $2.1 million on May 22, 2023 (the total invoice corresponding to the milestone payment of $2.0 million following the IND approval from the NMPA, and an additional billing of $0.1 million). On July 19, 2023, the Company received $1.9 million after deducting the withholding tax of $0.2 million4.

4The Company invoiced €1.9 million on May 22, 2023 (corresponding to the milestone payment of €1.8 million euros, and an additional invoicing of €0.1 million) and received on July 19, 2023, €1.7 million after deduction of withholding tax for €0.2 million. The exchange rate on the invoice date was 1.082 dollar for one euro.

The Company invoiced CTTQ for $3.2 million on December 12, 2023 (the total invoice corresponding to the milestone payment of $3 million following the randomization of the first patient in China, and an additional billing of $0.2 million). On December 29, 2023, the Company received $2.8 million after deducting the withholding tax of $0.3 million5.

The Company invoiced CTTQ for $10.5 million on October 14, 2024 (the total invoice corresponding to the milestone payment of $10.0 million following the success of the first phase of the Structured Financing, and an additional billing of $0.5 million). On November 18, 2024, the Company received $9.5 million after deducting the withholding tax of $1.0 million6.

The Company invoiced CTTQ for $10.5 million on May 9, 2025 (the total invoice corresponding to the milestone payment of $10.0 million following the success of the T2 Transaction, and an additional billing of $0.5 million). On July 7, 2025, the Company received $9.5 million after deducting the withholding tax of $1.1 million7. As of December 31, 2025, the transaction price also includes the credit notes in favor of CTTQ, following the satisfaction of the condition precedent upon receipt of the second tranche of the structured financing, for a total amount of $5 million8.

●	Royalties on commercial sales, if any, by CTTQ will be recognized as revenue when the underlying sales will be made, under the terms and timeframes set out in the agreement. No amounts are recognized in 2025.

As of December 31, 2025, the aggregate constrained transaction price is €30.3 million. €4.4 million is recognized in revenue, mainly for the Transfer of Know-How. The €0.1 million long term contract liabilities mainly refers to the Transfer of the manufacturing technology. The Development Services – Phase I ended during the first half of 2025.

Revenue recognition applied to Hepalys License Agreement

On September 20, 2023, the Company entered into the Hepalys License Agreement (see Note 1.3. – Significant events of 2024 and 2023).

Following the analysis of the Hepalys License Agreement, the Company determined that the agreement is to be accounted as a contract with a customer in accordance with IFRS 15 – Revenue from contracts with customers (see Note 3.12. – Revenue).

Following the IFRS 15 analysis, one main performance obligation has been identified:

●	Transfer of the Company intellectual property: all data and information that is useful for exploiting the licensed compound or licensed products in the field in the licensee territory. The transfer of know-how corresponds to a right-to-use license. The transfer of this license was fully completed in November 2023. Revenue is recognized at a point in time accordingly.

At the same time, the parties entered into a manufacture and supply agreement which relates to the supply of the licensed product during the clinical study and for commercial purposes. A specific price is determined for the supply of licensed products. Management considers that the price is in accordance with the market practice and reflects a stand-alone selling price that is not part of the transaction price of the Hepalys License Agreement and does not give rise to material rights. As such management determines that no part of the transaction price determined should be allocated in regards of the Hepalys Clinical Supply Agreement.

5The Company invoiced €2.9 million on December 12, 2023 (corresponding to the milestone payment of €2.8 million euros, and an additional invoicing of €0.1 million) and received on December 29, 2023, €2.6 million after deduction of withholding tax for €0.3 million. The exchange rate on the invoice date was 1.080 dollar for one euro.

6The Company invoiced €9.6 million on October 14, 2024 (corresponding to the milestone payment of €9.2 million euros, and an additional invoicing of €0.5 million) and received on November 18, 2024, €9.5 million after deduction of withholding tax for €1.0 million. The exchange rate on the invoice date was 1.092 dollar for one euro.

7The Company invoiced €9.4 million on May 9, 2025 (corresponding to the milestone payment of €8.9 million euros, and an additional invoicing of €0.5 million) and received on July 7, 2025, €8.1 million after deduction of withholding tax for €0.9 million. The exchange rate on the invoice date was 1.125 dollar for one euro. The exchange rate on the payment date was 1.1755.

8The aggregate amount of the three credit notes in favor of CTTQ was €4.4 million on May 9, 2025. As of September 2025, €1.7 million related to the first credit note was issued and accounted in reduction to the trade receivables (see Note 10 Trade receivables, tax receivables and other current assets) and two other credit notes were recognized in other miscellaneous payables for €2.6 million (see Note 16.2 Other current liabilities). The exchange rate on the closing date was 1.1750 dollar for one euro.

When determining the transaction price of the Hepalys License Agreement, management considered the payments which Hepalys is committed to make under the Hepalys License Agreement as well as non-cash consideration.

The payments under the Hepalys License Agreement are the following:

●	Upfront payment: Non-refundable upfront fee: $10 million;
●	Development milestones: Development milestone payments – four milestones, potentially amounting to up to $37.5 million in aggregate;
●	Commercial milestones: Sales-based milestone payments, divided into five successive targets and potentially amounting up to $193.6 million in aggregate; and
●	Royalties: Sales-based royalties

According to the Hepalys License Agreement, the non-refundable upfront payment is due within thirty days after the effective date of the contract. The potential development and commercial milestone payments may represent up to $231 million, in addition to the non-refundable upfront fee of $10 million. Variable consideration related to development milestones is measured based on the achievement of the milestones over the term of the Hepalys License Agreement, meaning the receipt of the regulatory approval in Japan and South Korea, and will be included in the transaction price when the uncertainty will be resolved. Revenue related to commercial milestones will be recognized over the term of the Hepalys License Agreement when cumulative sales thresholds will be reached, starting upon the potential commercialization of the licensed products. Management also identified non-cash consideration when determining the transaction price of the contract. In the framework of the Hepalys License Agreement, the Company entered into the Catalys Option Agreement to acquire 30% of the shares of Hepalys at an exercise price of ¥300 (equal to €1.90). Management determined that the option granted by Catalys is a non-cash consideration for the Hepalys License Agreement and needs to be included when determining the transaction price and should be measured at fair value.

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

Consequently, the transaction price (cash and non-cash considerations) was fully allocated to the license under the Hepalys License Agreement, and comprised the following:

●	The upfront payment of $10 million (equal to €9.3 million); and
●	The fair value of the option (non-cash consideration) amounting to $3.6 million (equal to €3.4 million, see Note 7 — Investments accounted for using the equity method).

No revenue has been received and recognized during 2025 and 2024.

19.2Other income

The CIR generated for the year 2025 amounts to €2.3 million, compared to €4.9 million for the same period in December 2024, due to the decrease in research and development (‘R&D’) expenses as a result of the partial implementation of the Strategic Pipeline Prioritization Plan initiated in the first half of 2025.

As of December 31, 2025, the other income also increased by €0.6 million mainly due to the gain on disposal of the Odiparcil compound.

Note 20. Operating expenses

	Year ended December 31, 2025
		Marketing —
	Research and	business	General and
	development	development	administrative
(in thousands of euros)	expenses	expenses	expenses	Total
Studies	(65,786)	—	—	(65,786)
Personnel costs	(14,505)	(121)	(35,215)	(49,842)
Fees	(432)	0	(6,179)	(6,611)
Depreciation, amortization and provisions	(2,658)	—	(253)	(2,911)
Support costs (including taxes)(1)	0	(895)	(750)	(1,645)
Insurances	—	—	(1,549)	(1,549)
IT systems	(936)	(19)	(110)	(1,065)
Patents	(795)	—	—	(795)
Energy and liquids	(611)	—	—	(611)
Maintenance	(403)	—	—	(403)
Disposables	(235)	—	—	(235)
Other(2)	(684)	(3,927)	(3,839)	(8,450)
Total operating expenses	(87,043)	(4,963)	(47,895)	(139,901)

	Year ended December 31, 2024
	Research and	Marketing —	General and
	development	Business	administrative
(in thousands of euros)	expenses	development	expenses	Total
Studies	(68,599)	—	—	(68,599)
Personnel costs	(13,305)	(269)	(5,771)	(19,345)
Fees	(315)	(2)	(4,845)	(5,162)
Depreciation, amortization and provisions	(2,893)	—	(694)	(3,588)
Support costs (including taxes)	0	(998)	(795)	(1,793)
IT systems	(786)	(11)	(61)	(858)
Patents	(1,048)	—	—	(1,048)
Energy and liquids	(846)	—	—	(846)
Maintenance	(1,025)	—	—	(1,025)
Disposables	(1,529)	—	—	(1,529)
Other	(535)	(675)	(3,672)	(4,882)
Total operating expenses	(90,880)	(1,953)	(15,839)	(108,673)

	Year ended December 31, 2023
		Marketing —
	Research and	business	General and
	development	development	administrative
(in thousands of euros)	expenses	expenses	expenses	Total
Studies	(88,162)	—	—	(88,162)
Personnel costs	(13,568)	(224)	(4,743)	(18,535)
Fees	(135)	(215)	(4,084)	(4,434)
Depreciation, amortization and provisions	(2,317)	—	(209)	(2,527)
Support costs (including taxes)(1)	0	(473)	(767)	(1,240)
IT systems	(845)	(16)	(90)	(951)
Patents	(551)	—	—	(551)
Energy and liquids	(900)	—	—	(900)
Maintenance	(1,017)	—	—	(1,017)
Disposables	(1,799)	—	—	(1,799)
Other	(719)	(1,051)	(3,944)	(5,714)
Total operating expenses	(110,012)	(1,980)	(13,837)	(125,829)
(1)	The Chinese government withheld an amount corresponding to 10% of the payment made by CTTQ to the Company, i.e., €0.5 million in 2023, €1.0 million in 2024 and €1.0 million in 2025. Companies subject to withholding tax in China are allowed to treat the amount paid as a tax credit in France, given that a tax treaty exists between the two countries. The credit may only be applied to the current financial year. As the Company is in a loss-making position, the amount of the withholding tax is recognized as a tax expense (non‑deductible).

(2)	Other expenses primarily consist of costs related to the commercial development of lanifibranor. Please note these expenses are different to the “Other operating expenses” presented in Note 21 – Other operating income and expenses.
20.1	Personnel costs and headcount

For the year ended December 31, 2025

	Year ended December 31, 2025
		Marketing —
	Research and	business	General and
	development	development	administrative
(in thousands of euros)	expenses	expenses	expenses	Total
Wages, salaries and similar costs	(7,757)	(75)	(4,611)	(12,443)
Payroll taxes	(3,475)	(10)	(9,233)	(12,718)
Provisions for retirement benefit obligations	680	—	120	799
Share-based compensation expense(1)	(3,953)	(37)	(21,491)	(25,481)
Total personnel costs	(14,505)	(121)	(35,215)	(49,842)
(1)	Share - based compensation expense is mainly composed of the new Free shares plans (AGA) and Stock Options plans granted during 2025 (see Note 12 - Shareholders’ equity).

The Company has 77 employees as of December 31, 2025, of which 60 are employed by Inventiva S.A. and 17 are employed by Inventiva Inc. Following the Strategic Pipeline Prioritization Plan, €7.3 million is expended or recorded in short-term provision (See Note 21 – Other operating income and expenses) mainly related to termination benefits and significant share-based compensations expenses generated over the fiscal year 2025.

For the year ended December 31, 2024

	Year ended December 31, 2024
		Marketing —
	Research and	business	General and
	development	development	administrative
(in thousands of euros)	expenses	expenses	expenses	Total
Wages, salaries and similar costs	(8,493)	(212)	(3,376)	(12,081)
Payroll taxes	(2,343)	(16)	(1,132)	(3,491)
Provisions for retirement benefit obligations	(124)	—	(69)	(193)
Share‑based compensation expense	(2,345)	(41)	(1,194)	(3,580)
Total personnel costs	(13,305)	(269)	(5,771)	(19,345)

For the year ended December 31, 2023

	Year ended December 31, 2023
		Marketing —
	Research and	business	General and
	development	development	administrative
(in thousands of euros)	expenses	expenses	expenses	Total
Wages, salaries and similar costs	(8,376)	(181)	(2,450)	(11,007)
Payroll taxes	(2,394)	(19)	(963)	(3,376)
Provisions for retirement benefit obligations	(124)	—	(58)	(183)
Share‑based compensation expense	(2,673)	(25)	(1,272)	(3,969)
Total personnel costs	(13,568)	(224)	(4,743)	(18,535)

As of December 31, 2024, 110 people were employed by Inventiva S.A. and 9 people by Inventiva Inc, for a total of 119 people, compared to 123 people as of December 31, 2023.

Note 21. Other operating income and expenses

Other operating income and expenses break down as follows:

	Year ended December 31,
(in thousands of euros)	2023	2024	2025
Use of provisions - Inventory	—	—	381
Gain on disposals of assets	—	160	309
Total other operating income	—	160	690
Penalties	—	(40)	(0)
Disposals of tangible and intangible fixed assets	—	(10)	(24)
Restructuring expenses	—	—	(7,288)
Provisions - Restructuring	—	(2,159)	(1,126)
Share-based compensation expense	—	—	(1,288)
Transaction costs	(44)	(1,560)	—
Tax-exempt donations	—	—	(2)
Total other operating expenses	(44)	(3,769)	(9,729)
Other operating income (loss)	(44)	(3,609)	(9,039)

In February 2025, the Company announced the Strategic Pipeline Prioritization Plan to focus exclusively on the development of lanifibranor (see Note 1.2 – Significant events of 2025).

The restructuring expenses of €7.3 million for the year ended December 31, 2025, is mainly comprise of severance and other employee costs, as well as consulting fees associated with the Company’s restructuring activities and non-cash expenditures related to acceleration of vesting of Bonus share awards of €1.3 million (see Note 12 – Shareholders’ Equity). €1.1 million are recorded in short term provisions as of December 31, 2025 (see Note 14 – Provisions).

During the year 2024, other operating expenses increased by €3.6 million compared to 2023. This increase was mainly due to €1.8 million impairment of fixed assets, €0.4 million inventory impairment and €1.6 million transaction costs.

During 2023, other operating income and expenses were exclusively due to transaction costs.

Note 22. Financial income and expenses

	Year ended December 31,
(in thousands of euros)	2023	2024	2025
Income from cash equivalents	991	1,143	2,945
Foreign exchange gains	797	1,715	1,225
Other financial income	—	30	—
Total financial income	1,788	2,888	4,169
Interest cost (1)	(5,178)	(12,178)	(33,564)
Foreign exchange losses	(1,269)	(1,035)	(3,524)
Losses on fair value variation	(389)	(75,641)	(179,774)
Other financial expenses	(46)	(64)	(59)
Total financial expenses	(6,882)	(88,917)	(216,922)
Net financial income (loss)	(5,095)	(86,029)	(212,752)

(1)Including remeasurement of Royalty certificates.

The net financial result of 2025 is a loss of €212.8 million, compared to a net loss of €86.0 million in the same period of 2024. This increase is primarily attributable to significant fair value losses on financial instruments.

For the year ended December 31, 2025, financial expenses mainly includes:

-	Interests cost in which:
o	€9.3 million corresponded to the interests related to the Finance Contract (€5.0 million related to the Tranche A and €4.3 million related to the Tranche B); and
o	€22.4 million corresponded to the interests and effect of the remeasurement related to the royalty certificates liabilities (€5.0 million related to the 2023 Royalty Certificates and €17.4 million related to the 2024 Royalty Certificates);
-

€49.0 million of change in fair value of the EIB Tranche A Warrants, €46.1 million of change in fair value of the EIB Tranche B Warrants (please refer to Note 13.3 – Long term Derivatives) and €84.7 million of change in fair value of derivative instruments in connection with the Structured Financing (please refer to Note 13.4 – Short term Derivatives); and

-	€3.5 million of foreign exchange losses.

For the year ended December 31, 2025, financial income mainly includes:

-	€2.9 million income interest related from deposit account; and
-	€1.2 million of foreign exchange gains.

For the year ended December 31, 2024, financial expenses mainly included:

-	Interests cost in which:
o	€8.3 million corresponded to the interests related to the Finance Contract (€4.2 million related to the Tranche A and €4.1 million related to the Tranche B);
o	€3.2 million corresponded to the interests related to the royalty certificates liabilities (€1.7 million related to the 2023 Royalty Certificates and €1.5 million related to the 2024 Royalty Certificates);
o	€0.3 million corresponded to interests on the PGE loans, the PPR loans; and interests on bank overdrafts;
o	€0.2 million corresponded to the interests on lease liabilities (please refer to Note 13.4. – Lease liabilities).
-	€1.7 million of change in fair value of the EIB Tranche A Warrants, €0.5 million of change in fair value of the EIB Tranche B Warrants, and €89.4 million for the initial recognition of the fair value of derivative instruments in connection with the Structured Financing, offset by a decrease in fair value of €16 million over the period (please refer to Note 1.3. – Significant events of 2024; Note 13.3. – Long term Derivatives and Note 13.4. – Short term Derivatives); and
-	€1.0 million of foreign exchange losses.

For the year ended December 31, 2024, financial income mainly included:

-	€1.1 million income interest related from deposit account; and
-	€1.7 million of foreign exchange gains.

For the year ended December 31, 2023, financial expenses mainly included interests in which: €3.4 million corresponded to the interests related to the Finance Contract with EIB, €0.4 million corresponded to the interests related to the royalty certificates liabilities, €0.2 million corresponded to the interests on lease liabilities, and furthermore, interests on the PGE loans, the PPR loans. In addition, financial expenses also reflected the change in fair value of the EIB Tranche A Warrants and foreign exchange losses. Financial income mainly included income interest related from deposit account denominated in U.S and foreign exchange gains.

Note 23. Share of net profit (loss) – Equity method

The tables below provide the summarized statement of income (loss) for the associate Hepalys. The information disclosed reflects the amounts presented in the financial statements of Hepalys and not the Company’s share of those amounts. They have been amended to reflect adjustments made by the Company when using the equity method, in this case, the adjustments to eliminate unrealized profit on the license sold. The tables below provide also the reconciliation between Hepalys’ loss and the share of net loss recognized in the Company statement of (income) loss.

(in thousands of euros) For the period started January 1, 2025, to December 31, 2025
General and administrative expenses	(3,808)
Net operating loss	(3,808)
Financial income	7
Financial expenses	(9)
Net financial income	(2)
Income (expense) tax	(6)
Net loss for the period	(3,816)
Exchange difference on translation of foreign operations	(1,786)
Items that will be reclassified subsequently to profit or loss	(1,786)
Total comprehensive loss	(5,603)
Group’s share in %	15%
Share of net loss	(576)
Elimination of downstream sales	226
Share of net loss - Equity method	(350)

(in thousands of euros) For the period started January 1, 2024, to December 31, 2024
General and administrative expenses	(3,292)
Net operating loss	(3,292)
Financial income	32
Financial expenses	(17)
Net financial income	15
Income (expense) tax	—
Net loss for the period	(3,277)
Exchange difference on translation of foreign operations	(920)
Items that will not be reclassified subsequently to profit or loss	(920)
Total comprehensive loss	(4,197)
Group’s share in %	15%
Share of net profit	493
Elimination of downstream sales	(181)
Share of net profit - Equity method	313

(in thousands of euros) For the period started October 11, 2023, to December 31, 2023
Net loss for the period	(879)
Exchange difference on translation of foreign operations	247
Items that will not be reclassified subsequently to profit or loss	247
Total comprehensive loss	(632)
Group’s share in %	15%
Share of net loss	(134)
Elimination of downstream sales	(1,881)
Share of net loss - Equity method	(2,015)

As of December 31, 2025, Hepalys has not generated any sales.

Note 24. Income tax

	Year ended December 31,
(in thousands of euros)	2023	2024	2025
Loss before tax	(109,819)	(183,899)	(354,116)
Theoretical tax rate	25.0%	25.0%	25.0%
Tax benefit at theoretical rate	27,455	45,975	88,529
Tax credits	1,794	1,584	873
Permanent differences	478	(16,275)	3,967
Other permanent differences	(975)	(860)	(6,905)
Temporary differences	(30)	(34)	(36)
Tax rate differences	83	100	138
Non recognition of deferred tax assets related to tax losses and temporary differences	(28,930)	(30,569)	(86,589)
Impairment loss of deferred tax asset	(481)	(234)	—
Actual income tax benefit	(607)	(313)	(22)
of which
Current taxes	(62)	(305)	(124)
Deferred taxes	(545)	(8)	102
Effective tax rate	0.06%	0.17%	0.04%

As of December 31, 2025, income tax benefits amounts to €22 thousand.

As the imputation of tax benefits on tax losses of Inventiva S.A., at short or mid-term, were considered unlikely due to the growth phase of the Company and regarding the nil projected tax rate as of December 31, 2025, no current taxes are recorded as of December 31, 2025, for Inventiva S.A.

Tax credits mainly includes the CIR, non-taxable income, classified in other operating income (see Note 19 - Revenues and other income).

The Company faced a tax loss in the years ended December 31, 2025, 2024 and 2023. As the recoverability of these tax losses is not considered probable in subsequent periods due to the uncertainties inherent in the Company’s business, no deferred tax assets were recognized in the consolidated financial statements as of December 31, 2025, December 31, 2024 nor as of December 31, 2023. Deferred tax assets recognized as of December 31, 2025 are related to Inventiva Inc. (see Note 6 - Deferred tax assets).

Note 25. Basic and diluted loss per share

Basic earnings (loss) per share are calculated by dividing net income (loss) attributable to owners of the Company by the weighted average number of ordinary shares outstanding during the year.

	Year ended December 31,
in euros except net result (in thousands of euros)	2023	2024	2025
Net loss for the period	(110,426)	(184,212)	(354,138)
Weighted average number of shares outstanding used to calculate basic/diluted loss per share (1)	45,351,799	59,778,701	186,801,792
Basic/diluted loss per share	(2.43)	(3.08)	(1.90)
(1)	In accordance with IAS 33.19, basic/diluted earnings per share exclude treasury shares held by the Group as of December 31, 2025. In accordance with IAS 33.24, issued T1 BSAs, T1bis BSAs and T2 BSAs are included at the denominator as these are exercisable for little or no consideration after vesting.

As the Company recorded a loss in 2023, 2024 and 2025, diluted earnings (loss) per share are identical to basic earnings (loss) per share. Share-based payment plans (BSAs, BSPCEs, AGAs, SOs and PAGUPs) are not included as their effects would be anti-dilutive.

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

Such agreements are generally cancellable contracts and are not included in the description of the Company’s contractual obligations and commitments.

Commitments given and received

The table below sets out the amount of commitments entered into by the Company:

	December 31,	December 31,	December 31,
(in thousands of euros)	2023	2024	2025
CRO(1)	183,366	156,870	93,553
CMO	5,733	5,332	7,464
Lease	8,595	6,570	1,041
Others	23,442	18,476	31,576
Total commitments given	221,136	187,248	133,633
Agreements concerning the provision of facilities	260	326	383
Total commitments received	260	326	383

(1)Including CRO with Pharmaceutical Research Associates B.V.

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

On June 26, 2023, in connection with the NATiV3 Phase III trial in MASH, the Company entered into a new amendment to the April 2021 agreement with retroactive effect as of January 2021 with PRA. The amendment updates the provisions relating to study information following changes to the trial protocol.

In December 2025, the Company entered into a new amendment, with retroactive effect as of December 12, 2023. Including this new amendment, the overall commitment to PRA for the NATiV3 study amounts to €277.6 million, with a bonus or malus of €0.7 million. The commitment includes €23.9 million allocated specifically to the China region. The budget for the Company (outside China) remains unchanged, but the timing and deliverables were clarified in the updated milestone schedule. All other contractual terms remain unchanged.

As of December 31, 2025, the amount remaining to be paid under the contract is €88.4 million.

Others

The €31.6 million in “Other” commitments given as of the end of 2025 (compared to €18.5 million as of the end of 2024) correspond to purchase orders placed with suppliers (excluding CROs, CMOs, and lessors), for which a commitment had been made as of the end of the period. On December 31, 2025, this includes a €6.9 million commitment with the supplier Fisher Clinical compared to €9.8 million on December 31, 2024, and a €5.1 million commitment with the supplier Marken SAS which amount was nil as of December 31, 2024. Fisher Clinical is responsible for packaging and clinical supply for the NATiV3 trial and handles the distribution of treatment kits containing either the active product lanifibranor or a placebo, intended for investigator sites and patients. Marken SAS provides home healthcare laboratory study visits for patients enrolled in the NATiV3 Study.

Note 27. Related-party transactions

On December 20, 2023, the Company entered into an agreement with Pierre Broqua, Deputy CEO and Director, which was authorized by the Board of Directors at its meeting on December 15, 2023 after the project had been presented to him. This agreement was approved at the General Meeting of shareholders held on June 20, 2024. In this agreement, Pierre Broqua transferred certain of his intellectual property rights related to patents to the Company between May 31, 2016 and December 31, 2022, against payments up to €100,000, of which:

-	€50,000 on signature of the agreement, and
-	€50,000 on condition that and when the first of the following events occurs: (i) the granting of marketing authorization by the health authorities of the United States of America and/or the European Union for a product whose compound, indication or manufacturing process is covered by one or more of the patents covered by the agreement, or (ii) the signature by the Company and a third party of a licensing agreement relating to one or more of the patents covered by the agreement and whose geographical territory is the United States of America and/or the European Union. At December 31, 2025, these conditions had not been met.

On December 11, 2024, the Board of Directors authorized the Company to enter into another agreement with Pierre Broqua, then Deputy CEO of the Company. This agreement provides for the transfer and communication of Pierre Broqua’s know-how to the Company since January 1, 2023. This agreement was approved at the General Meeting of shareholders held on May 22, 2025. The payments are conditional as follows:

-	€500 in return for disclosing to the Company an invention that meets the conditions for patentability;
-	€5,000 when the invention is patented for the first time in one of the territories stipulated in the agreement;
-	€20,000 when a product implementing one or more inventions of which Pierre Broqua is the inventor (or co-inventor) receives marketing authorization in one of the territories stipulated in the agreement; and
-	€30,000 when a product implementing one or more inventions of which Pierre Broqua is the inventor (or co-inventor) enters the commercial exploitation phase (generates revenues) in one of the territories stipulated in the agreement.

An agreement (convention de garantie sociale des chefs et dirigeants d’entreprises) was entered into between the Company and Pierre Broqua, then Deputy CEO and Director authorized by the Board of Directors on March 22, 2017. The purpose of this agreement was to guarantee Pierre Broqua compensation in the event of termination of his duties as Deputy CEO. It was expressly stipulated that this social security agreement could not be terminated before the end of Pierre Broqua’s term of office as Deputy CEO. Pierre Broqua left the Company on June 30, 2025. No amount was recognized under this agreement following his departure. The benefit of this agreement for the Company was to secure the presence of the Deputy CEO within the company by providing him with financial protection in the event of termination of his term of office.

An agreement (protocole d’accord transactionnel) was signed between the Company and Frédéric Cren to set the terms of Frédéric Cren’s departure on September 30, 2025. The Company entered into this agreement to agree on appropriate departure terms in view of the decisive role played by Frédéric Cren in the Company’s success and to facilitate the transition process and avoid any dispute relating to the termination of Frédéric Cren’s duties. The conclusion of this agreement was authorized by the Company’s Board of Directors as of September 30, 2025 and at the General Meeting of shareholders hold on November 27, 2025. An amount of €961,040 was paid under this agreement during 2025.

An agreement (convention de garantie sociale des chefs et dirigeants d’entreprises) was entered into between the Company and Frédéric Cren, then CEO and Managing Director, authorized at the General Meeting of shareholders held on June 18, 2013. This agreement, dated July 27, 2012, with effect from September 1, 2012, was intended to guarantee. Frédéric Cren compensation in the event of termination of his duties as CEO. It was expressly stipulated that this social security agreement could not be terminated before the end of Frédéric Cren’s term of office as CEO. Frédéric Cren left the Company on September 30, 2025. No amount was recognized under this agreement following his departure. The benefit of this agreement for the Company was to secure the presence of the CEO within the company by providing him with financial protection in the event of termination of his term of office.

The subscription agreement entered into between the Company and Samsara BioCapital L.P. on May 2, 2025 is a regulated agreement within the meaning of Article L. 225-38 of the French Commercial Code and was approved by the Board of Directors on May 2, 2025 in the context of the Structured Financing. Srinivas Akkaraju, a member of the board of directors of the Company, is an executive member of the firm Samsara BioCapital GP, LLC. Samsara BioCapital GP, LLC is the general partner of Samsara BioCapital L.P. This agreement will be submitted for approval to the General Meeting of shareholders called to approve the financial statements for the fiscal year ending December 31, 2025.

Samsara BioCapital L.P subscribed to 6,637,037 ABSAs for a price of €8,959,999.95.

In connection with related-party transactions referred to in Article L225-37-4 2° of the French Commercial Code, an employment agreement governed by the laws of the State of Massachusetts, under which Andrew Obenshain serves as CEO of Inventiva Inc., was entered into on September 30, 2025.

The table below sets out the compensation awarded to the members of the executive team (including the executive and corporate officers) that was recognized in expenses for the years ended December 31, 2023, 2024 and 2025:

	December 31,	December 31,	December 31,
(in thousands of euros)	2023	2024	2025
Short-term benefits	1,995	2,181	2,563
Post-employment benefits	101	71	(397)
Other long-term benefits	—	—	—
End of contract indemnities	—	—	—
Share-based payment	1,584	1,296	10,274
Net total	3,680	3,548	12,440

Note 28. Financial risk management

Through its business activities, the Company is exposed to various types of financial risk: foreign exchange risk, credit risk, liquidity risk, interest rate risk, fair value measurement - derivatives risk and inflation risk.

Foreign exchange risk

The table below shows, on December 31, 2025, the sensitivity analysis of the Company’s assets denominated in USD under the reasonable assumption of a variation of 5% based on the exchange rate at the closing date, to which the Company is exposed:

	Fair value as of	Impact of a 5% change
(in thousands of euros)	December 31, 2025	in exchange rate
Cash & cash equivalents dominated in US Dollars	24,792	(1,181)
Short-term deposits dominated in US Dollars	34,979	(1,666)
End of period rate at 31/12/25	1.175	1.234

	Fair value as of	Impact of a 5% change
(in thousands of euros)	December 31, 2024	in exchange rate
Cash & cash equivalents dominated in US Dollars	21,879	(1,042)
Short-term deposits dominated in US Dollars	8,182	(390)
End of period rate at 31/12/24	1.039	1.091

	Fair value as of	Impact of a 5% change
(in thousands euros)	December 31, 2023	in exchange rate
Cash & cash equivalents dominated in US Dollars	4,649	(221)
Short-term deposits dominated in US Dollars	2,715	(129)
End of period rate at 31/12/23	1.110	1.160

Credit risk

Credit risk arises from cash and cash equivalents and deposits with banks and financial institutions, as well as from client exposures.

The Company’s exposure to credit risk chiefly stems from trade receivables. The Company has put in place a system to monitor its receivables and their payment and clearance.

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

At the date of these consolidated financial statements, the Company estimates, given its current cost structure and its projected expenditure commitments, to be able to finance its activities until the middle of the first quarter of 2027. If the T3 BSAs issued in the Structured Financing are exercised in full by their holders for proceeds of up to €116.0 million, the Company estimates that such potential additional proceeds would enable it to finance its activities until the middle of the third quarter of 2027 (see Note 3.18. – Going concern for more details).

These estimates are based on the Company’s current business plan, but excludes any potential future milestone payments payable to or by the Company and any additional expenditures related to the product candidate or resulting from any potential in licensing or acquisition of additional product candidates or technologies, or any associated development the Company may pursue. The Company may have based these estimates on assumptions that are incorrect or may amend its business plan in the future, and the Company may end up using its resources sooner than anticipated. These estimates may be shortened in the event of an increase, beyond the Company’s expectations, in expenditure relating to the development programs, or if the development program of the Company progresses more quickly than expected. In addition, there is no guarantee that the warrants in Tranche 3 will be exercised, if at all

The maturity analysis of financial liabilities based on undiscounted contractual cash flows is as follows:

December 31, 2025	Less than	Between 1	Between 3	More than
(in thousands of euros)	1 year	and 3 years	and 5 years	5 years
Bank borrowings	33,429	29,197	1,558	—
Accrued interest payable on loans	597	1,867	—	—
Lease liabilities	2,031	661	—	—
Royalty certificates liabilities	—	6,485	45,150	485,206
Trade payables	26,017	—	—	—
Other miscellaneous payables	2,738	—	—	—
Total debt	64,812	38,211	46,707	485,206

December 31, 2024	Less than	Between 1	Between 3	More than
(in thousands of euros)	1 year	and 3 years	and 5 years	5 years
Bank borrowings	3,275	57,418	2,002	668
Accrued interest payable on loans	73	1,816	—	—
Lease liabilities	2,642	2,330	4	—
Royalty certificates liabilities	—	—	—	422,472
Trade payables	32,862	—	—	—
Other miscellaneous payables	331	—	—	—
Total Debt	39,183	61,564	2,006	423,140

	Less than	Between 1	Between 3	More
December 31, 2023	1 year	and 3 years	and 5 years	than 5 years
Bank borrowings	3,011	18,774	29,447	1,558
Accrued interest payable on loans	82	3,636	—	—
Lease liabilities	1,388	1,982	—	—
Royalty certificates liabilities	—	—	3,472	53,556
Trade payables	26,918	—	—	—
Other miscellaneous payables	23	—	—	—
Total Debt	31,422	24,392	32,919	55,113

Accrued interest payable on loans with maturities between one and three years correspond to accrued interest on the EIB loan since the last contract anniversary date. The difference between the “accrued interests payable on loans” line presented in the above tables, amounting €2.4 million as of December 31, 2025, and the statement of financial position amounting €5.9 million as of December 31, 2025 (see Note 13 – Debt, Derivatives and Royalty certificates liabilities), arises from the discrepancy between the IFRS effective interest rate and the contractual rate.

Interest Rate Risk

The Company has relatively low exposure to interest rate risk. Such exposure primarily involves the money market funds and time deposit accounts. The outstanding bank loans bear interest at a fixed rate, and therefore the Company is not subject to interest rate risk with respect to these loans. Changes in interest rates have a direct impact on the rate of return on these investments and the cash flows generated. The repayment flows of the conditional advances from BPI France are not subject to interest rate risk.

Fair Value Measurement - Derivatives Risk

The Company is exposed to the fluctuations of the changes in the fair value of its derivatives, as the changes on the performance of the underlying can have a significant impact on the Statement of Income (Loss) statement.

Please refer to the Note 13 – Debt, Derivatives and Royalties certificates for detailed sensitivity.

Inflation Risk

Inflation has a general impact on the Company’s business in line with overall price increases, increases in the cost of borrowing, and operating in an inflationary economy. The Company saw a 3% price increase in 2025 during negotiations with the vendors, and such higher costs cannot be offset through price increases, as the Company does not have any approved products. It is not possible to predict the timing, strength, or duration of any inflationary period or economic slowdown or its ultimate impact on the Company. If the conditions in the general economy significantly deviate from present levels and continue to deteriorate, it could have a material adverse effect on the business, financial condition, results of operations and growth prospects of the Company.

Note 29. Events after the reporting date

The Company has assessed events that occurred after the reporting date and before the authorization of these consolidated financial statements. Management did not identify any subsequent events requiring adjustment of the amounts recognized in the consolidated financial statements or additional disclosure under IAS 10